Form 20-F
period 2014-12-31
WEIBO Corp
filed 2015-04-28
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 205

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-36397

WEIBO CORPORATION
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District Beijing 100080, People’s Republic of China
(Address of principal executive offices)

Herman Yu, Chief Financial Officer

Phone: +86 10 5898-3007

Facsimile: +86 10 8260-7167

7/F, Shuohuang Development Plaza,

No. 6 Caihefang Road, Haidian District

Beijing 100080, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary shares	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)
Class A ordinary Shares, par value $0.00025 per share*	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

*                 Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of December 31, 2014, there were 203,658,033 ordinary shares outstanding, par value $0.00025 per share, being the sum of

87,648,811 Class A ordinary shares and 116,009,222 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “we,” “us,” “our company,” “the Company” and “our” refer to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, include its consolidated PRC affiliated entities;

•                  “Weibo” refers to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;

•                  “SINA” refers to SINA Corporation, our parent company and controlling shareholder;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•                  “MAUs” refers to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that some people and organizations may have set up more than one account and some accounts used by organizations are used by many people within the organization;

•                  “DAUs” refers to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that some people and organizations may have set up more than one account and some accounts used by organizations are used by many people within the organization;

•                  “feeds” include both posts and reposts;

•                  “shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.00025 per share;

•                  “ADSs” refers to our American depositary shares. Each ADS represents one Class A ordinary share.

•                  “GAAP” refers to generally accepted accounting principles in the United States; “PRC GAAP” refers to generally accepted accounting principles in the PRC;

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate on December 31, 2014 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  the growth of social media, internet and mobile users and internet and mobile advertising in China;

•                  PRC governmental policies relating to media, the internet, internet content providers and online advertising.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The following table presents the selected combined and consolidated financial information of our company. Our summary data of combined and consolidated statements of operations data presented below for the years ended December 31, 2012, 2013 and 2014 and our summary combined and consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited combined and consolidated financial statements included elsewhere in this annual report. Our summary data of combined and consolidated statements of operations data presented below for the year ended December 31, 2011 and our summary combined and consolidated balance sheet data as of December 31, 2012 have been derived from our audited combined and consolidated financial statements which are not included in this annual report. Our audited combined and consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary combined and consolidated financial information in conjunction with our combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2011	2012	2013	2014
	(in $ thousands, except for share, per share and per ADS data)
Summary Combined and Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	—	51,049	96,976	129,644
Related party Alibaba	—	—	49,135	107,587
Other related parties	—	—	2,315	27,551
Total advertising and marketing revenues	—	51,049	148,426	264,782
Other revenues	—	14,880	39,887	69,390
Total revenues	—	65,929	188,313	334,172
Costs and expenses:
Cost of revenues(1)(2)	29,527	46,429	59,891	83,599
Sales and marketing(2)(3)	45,048	40,380	63,069	120,314
Product development(2)	36,921	71,186	100,740	125,832
General and administrative(2)	3,981	5,778	22,517	25,719
Total costs and expenses	115,477	163,773	246,217	355,464
Loss from operations	(115,477)	(97,844)	(57,904)	(21,292)
Loss from equity method investment	(423)	(1,340)	(1,236)	—
Remeasurement gain upon obtaining control	—	—	3,116	—
Interest and other income (expenses), net(4)	(1,750)	(4,853)	(2,884)	6,758
Change in fair value of investor option liability	—	—	21,064	(46,972)
Loss before income tax expenses (benefits)	(117,650)	(104,037)	(37,844)	(61,506)
Income tax expenses (benefits)	—	(1,551)	271	1,128
Net loss	(117,650)	(102,486)	(38,115)	(62,634)
Less: Net loss attributable to the non-controlling interests	—	—	—	744
Net loss attributable to Weibo	(117,650)	(102,486)	(38,115)	(63,378)
Other comprehensive income (loss)
Currency translation adjustments	908	18	(372)	(1,401)
Unrealized loss on available-for-sale securities	—	—	—	(2,067)
Total comprehensive loss	(116,742)	(102,468)	(38,487)	(66,102)
Less: Comprehensive loss attributable to non-controlling interests	—	—	—	740
Comprehensive loss attributable to Weibo’s ordinary shareholders	(116,742)	(102,468)	(38,487)	(66,842)
Shares used in computing net loss per share attributable to Weibo’s ordinary shareholders:
Basic	140,000,000	140,830,822	146,820,108	186,877,549
Diluted	140,000,000	140,830,822	146,820,108	186,877,549
Loss per ordinary share:
Basic	$(0.84)	$(0.73)	$(0.26)	$(0.34)
Diluted	$(0.84)	$(0.73)	$(0.26)	$(0.34)
Loss per ADS(5):
Basic	$(0.84)	$(0.73)	$(0.26)	$(0.34)
Diluted	$(0.84)	$(0.73)	$(0.26)	$(0.34)

(1)         Including cost of revenues from related party of nil, $3,484 thousand, nil and nil for the years ended December 31, 2011, 2012, 2013 and 2014, respectively.

(2)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014
	(in $ thousands)
Cost of revenues	125	201	4,253	755
Sales and marketing	182	330	6,150	1,583
Product development	467	638	9,209	4,392
General and administrative	228	668	11,630	7,049
Total	1,002	1,837	31,242	13,779

(3)         Including sales and marketing from related parties of nil, nil, $878 thousand and $11,160 thousand for the years ended December 31, 2011, 2012, 2013 and 2014.

(4)         Including interest expenses on amount due to SINA of $1,567 thousand, $4,923 thousand, $6,709 thousand and $2,838 thousand for the years ended December 31, 2011, 2012, 2013 and 2014, respectively.

(5)         Each ADS represents one Class A ordinary share.

	As of December 31,
	2012	2013	2014
	(in $ thousands)
Summary Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	2,906	246,436	283,462
Short-term investments	119,848	252,342	166,414
Total assets	205,558	606,934	677,781
Amount due to SINA	393,391	267,722	1,717
Investor option liability	—	29,504	—
Total liabilities	419,466	370,263	113,445
Mezzanine equity	—	479,612	—
Ordinary shares	36	37	51
Additional paid-in capital	21,781	31,352	904,402
Accumulated deficit	(236,736)	(274,851)	(338,229)
Total shareholders’ equity (deficit)	(213,908)	(242,941)	564,336

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Relating to Our Business

If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active user base and the level of user engagement are critical to our success. We had 175.7 million MAUs and 80.6 million average DAUs in December 2014. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds and other advertising and marketing products on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to attract users or increase their engagement. A number of user-oriented websites that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

•                  we are unable to attract new users to our platform or retain existing ones;

•                  users engage with other platforms or activities instead of ours;

•                  influential users, such as celebrities and other public figures, media outlets, brands, government agencies and charities, switch to alternative platforms or use other products or services more frequently;

•                  we are unable to combat spam or other hostile or inappropriate usage on our platform;

•                  there is a decrease in the perceived quality or reliability of the content generated by our users;

•                  we fail to introduce new and improved products or services or we introduce new or improved products or services that are not well received by users;

•                  technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise adversely affect the user experience;

•                  users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance and prominence of ads displayed on our platform;

•                  there are user concerns related to privacy and communication, safety, security or other factors;

•                  there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; or

•                  we do not maintain our brand image or our reputation is damaged.

If we are unable to increase our active user base or user engagement, or if the number of users or their level of engagement declines, this could result in our platform being less attractive to potential new users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in the number of users accessing our platform and a decline in user engagement.

Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users and platform partners. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on Weibo, and that access to rich content is one of the main reasons users visit Weibo. We seek to foster a broader and more engaged user community, and we encourage celebrities, opinion leaders, media outlets, government agencies and others to use our platform to express their views and share content. We also encourage our platform partners to contribute quality content. If users, including influential users such as government agencies and public figures, and our platform partners do not continue to contribute content to Weibo due to policy changes, their use of alternative public communication channels or any other reasons, and we are unable to provide users with interesting, useful and timely content, our user base and user engagement may decline. If we experience a decline in the number of users or the level of user engagement, customers may not view our products and services as attractive for their advertising and marketing expenditures and may reduce their spending with us, which would harm our business and operating results.

We generate a substantial majority of our revenues from advertising and marketing. A decline in our advertising and marketing revenues could harm our business.

Our monetization model is new and evolving. We only started to generate revenues in the first half of 2012 through advertising and marketing and other services, such as game-related services, VIP membership and data licensing. A substantial majority of our revenues are currently generated from customers’ advertising and marketing on Weibo. We generated 79% of our revenues from advertising and marketing services in 2014. We cannot guarantee that the monetization strategies we have adopted can generate sustainable revenues and profit. As is common in the industry, our advertising and marketing customers do not have long-term commitments with us. In addition, our major brand customers typically purchase our advertising and marketing services through advertising agencies. Advertising agencies and potential new customers may view our advertising and marketing services as experimental and unproven, and we may need to devote additional time and resources to educate them. Customers also may choose to reach users through our free products instead of our paid advertising and marketing services or through our partner websites and applications. Customers will not continue to do business with us or may only be willing to advertise with us at reduced prices if we do not deliver advertising and marketing services in an effective manner, or if they do not believe that their investment in advertising and marketing with us will generate a competitive return relative to alternative advertising platforms. If we fail to retain existing customers or attract new advertisers and marketing customers to advertise and market on our platform or if we are unable to collect accounts receivable from advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We introduced mobile-adapted promoted marketing arrangements, such as promoted feeds, in 2013 to SMEs and then to key accounts in 2014. Approximately 80% of our MAUs in December 2014 accessed Weibo through mobile devices at least once during the month. If users access our mobile products as a substitute for access through PCs, our ability to grow our revenues would be dependent on the successful adoption of our mobile monetization. As new devices and platforms are continually being released, users may consume content in a manner that is more difficult to monetize. It is difficult to predict the problems we may encounter in adapting our products and services and developing competitive new products and services that are compatible with new devices or platforms. If we are unable to develop products and services that are compatible with new devices and platforms, or if we are unable to drive continued adoption of our mobile applications, our financial condition, results of operations and prospects may be materially and adversely affected.

Our value-added services may fail to attract or retain users or generate revenue.

In addition to advertising and marketing services, we generate part of our revenues from value-added services, including game-related services, VIP membership and data licensing.  Revenues generated from our value-added services were $69.4 million in 2014, accounting for 21% of our total revenues in the same period. Our value-added services are mostly on a fee-based revenue model and failure to retain existing customers, improve spending per user and attract new customers may adversely impact our overall business and financial performance. A number of factors may affect our ability to grow value-added services, such as our ability to retain, increase, and engage our game players, our ability to introduce more successful games to our platform in a cost-efficient manner, our ability to increase the average spending per player, our ability to recruit new and renew existing VIP memberships, and our ability to maintain relationships with existing data licensing partners and attract new data licensing partners. In the fourth quarter of 2014, we adopted a new strategy for data licensing to promote the growth of our advertising and marketing revenues, As a result, our data licensing revenues of $2.9 million for the fourth quarter of 2014 may remain flat or decline in the foreseeable future, and we cannot assure you that this strategy will successfully increase revenues from our advertising and marketing services.

If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, including Sohu and Tencent, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content. In addition, as a form of social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include (i) mobile messengers, such as Miliao, Weixin/WeChat, QQ Mobile, Yixin, Laiwang, Douban and Momo; (ii) news applications, such as Jinritoutiao and news apps operated by other major internet companies, such as Sohu, NetEase, Tencent and Phoenix New Media; and (iii) multi-media apps, such as In, Nice, Paipai and Meipai. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UCWeb and Qihoo 360. We may also face increasing competition from global social media, social networking services and messengers, such as Twitter, Instagram, Facebook, WhatsApp, Line, Kakao Talk and Snapchat.  Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

We believe that our ability to compete effectively for user traffic and user engagement depends upon many factors both within and beyond our control, including:

•                  the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors;

•                  the amount, quality and timeliness of content aggregated on Weibo;

•                  our ability, and the ability of our competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;

•                  the frequency, relevance and relative prominence of the ads displayed by us or our competitors;

•                  our ability to establish and maintain relationships with platform partners;

•                  changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•                  acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•                  our reputation and brand strength relative to our competitors.

We rely on our partnership program with channel partners, including application marketplaces, internet search engines, navigation sites, app preinstall partners and web browsers, to drive traffic to our platform, and if our partnership program becomes less effective, traffic to our platform could decline and our business and operating results could be adversely affected.

We work with application marketplaces, such as Apple’s App Store, Baidu Mobile Assistant, 360 Mobile Assistant and Wandoujia, to drive downloads of our mobile applications. In the future, Apple, Android stores or other operators of application marketplaces may make changes to their marketplaces and make access to our products and services more difficult. We also partner with internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Google, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our applications and websites. For example, when a user types an inquiry into a search engine, we rely on high organic ranking of our webpages in these search results to refer the user to our website. Internet search engines may modify their search algorithms, our competitors’ search engine optimization efforts may become more successful than ours, and other factors uncontrollable to us may cause our search result ranking to decline and adversely impact traffic to our platform. Similarly, navigation websites or web browsers may make decisions that result in directing less traffic to our platform. Due to intense competition in the marketplace, app preinstall partners may raise prices that become cost prohibitive for us to rely on such channel for Weibo user activation or decide to discontinue their services to us altogether. Any reduction in the traffic directed to our mobile applications or website from our channel partners, including application marketplaces, internet search engines, navigation sites, app preinstall partners and web browsers, could have a material adverse impact to our business and operating results and ultimately to our stock price.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, including Sohu, NetEase, Tencent, Baidu, Youku Tudou and Phoenix New Media. We also compete with internet companies that offer offline-to-online (O2O), closed-looped solutions and other performance-based advertising and marketing services tailored to specific industries including automobile, entertainment, travel and fast moving consumer goods, such as Bitauto, Autohome, Meituan, Dianping and Qunar. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing budgets. In order to grow our revenues and improve our operating results, we must increase our market share of advertising and marketing spending relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products. In addition, some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising and marketing budgets.

We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors both within and beyond our control, including:

•                  the size, composition and activeness of our user base relative to those of our competitors;

•                  our ad targeting capabilities, and those of our competitors;

•                  the breadth and effectiveness of our online and mobile offerings;

•                  the convenience and effectiveness of our closed loop solutions (enabling users to consummate a purchase from our platform)

•                  the timing and market acceptance of our advertising and marketing products and services, and those of our competitors;

•                  our sales and marketing efforts, and those of our competitors;

•                  the pricing for our products and services relative to the products and services of our competitors;

•                  the reach and effectiveness of our advertising and marketing products and services and those of our competitors; and

•                  our reputation and the strength of our brand relative to our competitors.

Significant acquisitions and consolidation by and among our actual and potential competitors may present heightened competitive challenges for our business. Acquisitions of our platform partners by our competitors could result in reduced content and functionality of our products and services. Consolidation may also enable our larger competitors to offer bundled or integrated products that feature alternatives to our platform. Reduced content and functionality of our products and services, or our competitors’ ability to offer bundled or integrated products that compete directly with us, may cause our user base and user engagement to decline and customers to reduce their spending with us.

If we are not able to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects.

The market for social media is relatively new and may not develop as expected, if at all. People who are not our users, customers or platform partners may not understand the value of our products and services and new users, customers or platform partners may initially find our products and services confusing. There may be a perception that our products and services are only useful to users who post, or to influential users with large audiences. Convincing potential new users, customers and platform partners of the value of our products and services is critical to increasing the number of our users, customers and platform partners and to the success of our business. Although we have experienced continued user growth as shown by the increase of our MAU and DAU for the past two years, some of our peers may have experienced a decline in user base after a special event driven year of 2012. If microblogging, social media or social product in general, declines in popularity among Chinese internet users, we may be unable to grow our user base or maintain or increase user engagement.

We have a limited operating history. We launched Weibo in August 2009 and began to generate revenues in the first half of 2012, which makes it difficult to effectively assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•                  increase our number of users and the level of user engagement;

•                  develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

•                  convince customers of the benefits of our advertising and marketing services compared to alternative forms of advertising and marketing;

•                  refine our social interest graph, or SIG, recommendation engine to enable more effective audience targeting and people marketing;

•                  increase demand for other revenue-generating services, such as game-related services and VIP memberships;

•                  develop and deploy new features, products and services for our users, customers and platform partners;

•                  successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our products and services;

•                  attract, retain and motivate talented employees;

•                  process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and

•                  defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users, customers and platform partners about the value of our products and services, if the market for our platform does not develop as we expect or if we fail to address the needs of this market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Since our inception, we have incurred significant net losses. As of December 31, 2014, we had an accumulated deficit of $338.2 million. We believe that our future revenue growth will depend on, among other factors, popularity of social media as well as our ability to attract new users, increase user engagement, establish effective monetization strategies, compete effectively and successfully, and develop new products and services. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expand our business and operations. We also expect to incur substantial costs and expenses as a result of being a stand-alone public company. If we are unable to generate adequate revenues and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability.

We expect to generate a significant portion of our advertising and marketing revenues from our strategic alliance with Alibaba; if we fail to earn these revenues as expected and maintain our relationship with Alibaba, our results of operations and growth prospects may be adversely affected.

In April 2013, we formed a strategic alliance with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba’s e-commerce platforms to better connect and build relationships with our users. Assuming the successful development of new products and business models and the growth of effective traffic, the strategic alliance may generate up to RMB2.3 billion ($380 million) in advertising and marketing revenues in aggregate for SINA and us from 2013 to 2015. For 2013 and 2014, approximately RMB1.2 billion in advertising and marketing revenues in aggregate were earned from the strategic alliance, and Weibo recognized approximately 83% of such revenues. Since revenues from the strategic alliance is dependent on the development of new products and business models and the adoption of such solutions, revenues from Alibaba may fluctuate sequentially and may not be in the same proportion with SINA as historical delivery. We anticipate that a significant percentage of our revenues through 2015 will be attributable to our collaboration with Alibaba. Although we plan to renegotiate the strategic alliance with Alibaba at the end of its term, we cannot assure you that the new terms will be at least as favorable to us as the current arrangement nor a new agreement will be reached at all. Separately, Alibaba has fully exercised its option to increase its minority ownership interest in us to 30% on a fully diluted basis, and consequently it appointed one director to our board in proportion to its then minority ownership interest. In connection with Alibaba’s equity investment in us, Alibaba has customary minority shareholder protection rights with respect to certain of our corporate matters. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with Alibaba.” If we are unable to maintain our strategic alliance relationship with Alibaba, or develop enough new products and business models or attract enough effective traffic to generate the expected revenues from the strategic alliance, our results of operations and growth prospects may be adversely affected.

Our future performance depends in part on support from our platforms partners.

We have made and are continuing to make investments to enable third-party developers to build, grow, and monetize mobile and web applications that integrate with Weibo. Such existing and prospective developers may not be successful in building, growing, or monetizing mobile and/or web applications that create, maintain and enhance user engagement. Additionally, developers may choose to build on other platforms, including mobile platforms controlled by third parties, rather than building products that integrate with Weibo. We are continuously seeking to balance the distribution objectives of our developers with our desire to provide an optimal user experience, and we may not be successful in achieving a balance that continues to attract and retain such developers. For example, from time to time, we have taken actions to reduce the volume of communications from these developers to users on Weibo with the objective of enhancing the user experience, and such actions have reduced distribution from, user engagement with, and our monetization opportunities from, Weibo-integrated mobile and web applications. In some instances, these actions, as well as other actions to enforce our policies applicable to developers, have adversely affected our relationships with such developers. If we are not successful in our efforts to continue to grow the number of developers that choose to build products that integrate with Weibo or if we are unable to continue to build and maintain good relationships with such developers, our user growth and user engagement and our financial results may be adversely affected.

Our new products, services and initiatives and changes to existing products, services and initiatives could fail to attract users and customers or generate revenues.

Our ability to increase the size and engagement of our user base, attract customers and generate revenues will depend in part on our ability to create and offer successful new products and services. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including technologies with which we have little or no prior development or operating experience. If new or enhanced products or services fail to engage users, customers and platform partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results could be adversely affected. In addition, we may launch strategic initiatives that do not directly generate revenues but which we believe will enhance our attractiveness to users, customers and platform partners. We may not be successful in future efforts to generate revenues from our new products or services. If our strategic initiatives do not enhance our ability to monetize our existing products and services or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenues or recover any associated development costs and our operating results may be adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our business and operations, which will continue to place significant demands on our management, operational and financial resources. However, we have very limited experience operating as a stand-alone company, and we may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Providing products and services to users may be costly and we expect our expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new features, products and services that require more infrastructure, such as short video functionality. In addition, our costs and expenses, such as our labor-related expenses, product development expenses and sales and marketing expenses, have grown rapidly as we have expanded our business. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our operating results may fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly operating results have fluctuated in the past and will fluctuate in the future. As a result, our past quarterly operating results are not necessarily indicators of future performance. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•                  our ability to grow our user base and user engagement;

•                  fluctuations in spending by our advertising and marketing customers, including as a result of seasonality and extraordinary news events, or other factors;

•                  our ability to attract and retain advertising and marketing customers;

•                  the occurrence of planned or unplanned significant events, including events that may cause substantial stock-based compensation or other charges;

•                  the development and introduction of new products or services or changes in features of existing products or services;

•                  the impact of competitors or competitive products and services;

•                  increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

•                  changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and

•                  changes in Chinese or global business or macroeconomic conditions.

Given our limited operating history and the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe that this seasonality affects our quarterly results. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in China or globally could result in reductions in advertising revenue, as our advertising and marketing customers reduce their advertising budgets, and other adverse effects that could harm our operating results.

Spam could diminish the user experience on our platform, which could damage our reputation and deter our current and potential users from using our products and services.

“Spam” on Weibo refers to a range of abusive activities that are prohibited by our terms of service and is generally defined as unsolicited actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate feeds, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, adding users to lists, sending unsolicited invitations, reposting feeds and favoriting feeds to inappropriately attract attention. Our terms of service also prohibit the creation of serial or bulk accounts, both manually or using automation, for disruptive or abusive purposes, such as to post spam or to artificially inflate the popularity of users seeking to promote themselves on Weibo. Although we continue to invest resources in reducing spam on Weibo, we expect spammers will continue to seek ways to act inappropriately on our platform. In addition, we expect that increases in the number of users on our platform will result in increased efforts by spammers to misuse our platform. We continuously combat spam, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. Our actions to combat spam require the diversion of significant time and focus of our engineering team from improving our products and services. If we are unable to effectively manage and reduce spam on Weibo, our reputation for delivering relevant content could be damaged, user engagement could decline and our operational costs could increase.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.

We collect personal data from our users in order to better understand our users and their needs and to help our customers target specific demographic groups. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and increase the size of our user base.

Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues are generated in Hong Kong and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services and our business and operating results may be harmed.

Our products and services involve the storage and transmission of users’ and customers’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We experience cyber-attacks of varying degrees on a regular basis, including hacking into our user accounts and redirecting our user traffic to other websites, and we have been able to rectify attacks without significant impact to our operations in the past. Functions that facilitate interactivity with other websites, such as Weibo Connect, which among other things allows users to log in to partner websites using their Weibo identities, could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or customers to disclose sensitive information in order to gain access to our data or our users’ or customers’ data or accounts, or may otherwise obtain access to such data or accounts. Since our users and customers may use their Weibo accounts to establish and maintain online identities, unauthorized communications from Weibo accounts that have been compromised may damage their reputations and brands as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services that could have an adverse effect on our business and operating results. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and customers and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and operating results.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The numbers of daily and monthly active users of Weibo are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continuously combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers, platform partners or investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their spending or resources to Weibo, which could negatively affect our business and operating results.

Our business is highly sensitive to the strength of our brand and market influence, and we may not be able to maintain current or attract new users, customers and platform partners for our products and services if we do not continue to increase the strength of our brand and develop new brands successfully in the marketplace.

Our operational and financial performance is highly dependent on the strength of our brand and market influence. Such dependency will increase further as the number of internet and mobile users as well as the number of market entrants in China grows. In order to retain existing and attract new internet users, customers and platform partners, we may need to substantially increase our expenditures to create and maintain brand awareness and brand loyalty.

In addition, we receive a high degree of media coverage in Chinese communities around the world. Negative coverage in the media of our company, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory activity, the actions of our users or user experience with our products and services, even if inaccurate, could threaten the perception of our brands. We cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, users, customers and platform partners. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our ADSs may decline.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. As of December 31, 2013 and 2014, the total amount of our goodwill and intangible assets was $10.6 million and $15.2 million, respectively.

The monetization of our services may require users to accept promoted advertising in their feeds or private messages, which may affect user experience and cause a decline in user traffic and a delay in our monetization.

Weibo users typically can log in to their personal accounts to view feeds and private messages from accounts that they have selected to follow. Social media and social networking companies have been subject to negative comments, and even lawsuits, for introducing promoted advertising into their users’ information feeds. We started to test promoted products on Weibo at the end of 2012 and have also received user complaints. If we are unable to address user complaints adequately, user experience may be negatively affected, the monetization of our products and services may be delayed and our user base or user engagement may decline, which may adversely impact our operations.

New technologies could block our advertisements, desktop clients and mobile applications and may enable technical measures that could hinder our traffic growth and limit our monetization opportunities.

Technologies have been developed that can disable the display of our advertisements and that provide tools to users to opt out of our advertising products. Most of our revenues are derived from fees paid to us by customers in connection with the display of advertisements to our users. In addition, our traffic growth is significantly dependent on content viewed via mobile devices, such as smartphones and tablets. Technologies and tools for personal computers and mobile devices, such as operating systems, internet browsers, anti-virus software and other applications, as well as mobile application stores could set up technical measures to divert user traffic, require a fee for the download of our products or block our products and services altogether, which could adversely affect our overall traffic and ability to monetize our products and services.

Our business and growth could suffer if we are unable to hire and retain key personnel.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We have incurred and may continue to incur substantial stock-based compensation expenses.

We adopted a 2010 share incentive plan in August 2010 and a 2014 share incentive plan in March 2014. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2012, 2013 and 2014, we recorded $1.8 million, $31.2 million and $13.8 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. As a result, our stock-based compensation expenses may be recurring and continue to be significant, which may have a material adverse effect on our results of operations.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

Our financial results could be adversely affected by our long-term investments.

We periodically review our long-term investments in publicly traded companies, privately held companies for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our combined and consolidated statements of comprehensive income. As of December 31, 2014, our long-term investments included $32.2 million in privately held companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

Many of our products and services contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open source software in our products and services and will use open source software in the future. In addition, from time to time, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by domestic or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

We may be subject to intellectual property infringement claims or other allegations by third parties for products or services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to and otherwise access games and applications (some of which are developed by third parties) as well as audio, video and other content either on our platform or from other websites through our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content.

With respect to games and applications available on our platform, we have procedures designed to reduce the likelihood of infringement. However, such procedures might not be effective in preventing games and applications, particularly those developed by third parties, from infringing upon other parties’ rights. We may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

User growth and engagement depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.

We make our products and services available across a variety of operating systems and through websites. We are dependent on the interoperability of our products and services with popular devices, desktop and mobile operating systems and web browsers that we do not control, such as Windows, Mac OS, Android, iOS, and others. Any changes in such systems, devices or web browsers that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. Further, if the number of platforms for which we develop our products increases, it will result in an increase in our costs and expenses. In order to deliver high quality products and services, it is important that our products and services work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. In addition, because a majority of our users access our products and services through mobile devices, we are particularly dependent on the interoperability of our products and services with mobile devices and operating systems. We may not be successful in developing relationships with key participants in the mobile industry or in developing products or services that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for our users to access and use our products and services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the internet and thus cause the growth of internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online customers.

Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

One of the reasons people come to Weibo is for real-time information. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses and denial of service, fraud and security attacks. For example, in January 2013 a large number of our users temporarily lost access to their own Weibo Pages due to our failure to properly control software updates and other issues. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

As the number of our users increases and our users generate more content, including photos and videos on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. If our users are unable to access Weibo or we are not able to make information available rapidly on Weibo, or at all, users may become frustrated and seek other channels to obtain the information, and may not return to Weibo or use Weibo as often in the future, or at all. This would negatively impact our ability to attract users and customers and maintain the level of engagement of our users.

We prioritize product innovation and user experience over short-term operating results, which may harm our revenues and operating results.

We encourage employees to quickly develop and help us launch new and innovative features. We focus on improving the user experience for our products and services and on developing new and improved products and services for the customers on our platform. We prioritize innovation and the experience for users and customers on Weibo over short-term operating results. We frequently make product and service decisions that may reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the user experience and performance for customers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case our user growth and user engagement, our relationships with customers and our business and operating results could be adversely and materially harmed. In addition, our focus on the user experience may negatively impact our relationships with our existing or prospective customers. This could result in a loss of customers and platform partners, which could adversely and materially harm our revenues and operating results.

We may face lawsuits or incur liability as a result of content published, made available through, or linked to our social media platform.

As a social media platform, we have faced and will continue to face liability relating to content that is published, made available through, or linked to our platform. In particular, the nature of our business exposes us to claims related to defamation, intellectual property rights, rights of publicity and privacy, illegal content, content regulation and personal injury torts. The law relating to the liability of providers of online products or services for activities of their users remains somewhat unsettled in China. In addition, the public nature of communications on our platform exposes us to risks arising from the creation of impersonation accounts intended to be attributed to our users or customers. We could incur significant costs investigating and defending these claims. If we incur costs or liability as a result of these events, our business, financial condition and operating results could be adversely affected.

We may be subject to litigation for user-generated content provided on our platform, which may be time-consuming and costly to defend.

Our platform is open to the public for posting user-generated content. Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content postings on our platform offensive and take action against us in connection with the posting of such information. As with other companies who provide user-generated content on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as user-generated content becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

We have limited business insurance coverage.

The insurance industry in China is still young and the business insurance products offered in China are limited. We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

We face risks related to health epidemics and natural disasters.

Our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, the global spread of H1N1 flu resulted in several confirmed infections and deaths in China. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, avian flu, SARS or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that H1N1 flu, avian flu, SARS or another outbreak harms the Chinese economy in general and the online advertising industry in particular.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Risks Relating to Our Carve-out from SINA and Our Relationship with SINA

We have limited experience operating as a stand-alone public company.

We were incorporated in 2010 in the Cayman Islands as a wholly owned subsidiary of SINA. We have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in April 2014, SINA has provided us with financial, administrative, sales and marketing, human resources and legal services, and also has provided us with the services of a number of its executives and employees. After we became a stand-alone public company, SINA has continued to provide us with certain support services, but to the extent SINA does not continue to provide us with such support, we will need to create our own support systems. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we have become a public company, our management team has been required to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. Prior to our initial public offering, we, as a subsidiary of SINA, were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes—Oxley Act of 2002. However, as a stand-alone public company, our management has to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we are able to do so in a timely and effective manner.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company for all periods presented.

Prior to the establishment of Weibo Corporation in 2010, the operations of our social media business were carried out by companies owned or controlled by SINA. For all periods presented, our combined and consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows that were directly attributable to our social media business whether held or incurred by SINA or by us. Only those assets and liabilities that are specifically identifiable to our business are included in our combined and consolidated balance sheets. With respect to costs of operations of the social media business, an allocation of certain costs and expenses of SINA were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues, infrastructure usage metrics, labor usage metrics among other things attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because SINA did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA” for our arrangements with SINA and “Item 5. Operating and Financial Review and Prospects” and the notes to our combined and consolidated financial statements included elsewhere in this annual report for our historical cost allocation. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. Therefore, you should not view our historical results as indicators of our future performance.

We may not continue to receive the same level of support from SINA.

SINA is a leading internet media company in China, and our social media business has benefited significantly from SINA’s strong market position in China and its expertise in both internet and media-related businesses. For example, our advertising and marketing revenues have benefited from SINA’s ability to attract large brand advertisers that are interested in advertising on the internet. Although we have entered into a series of agreements with SINA relating to our ongoing business partnership and service arrangements with SINA, we cannot assure you we will continue to receive the same level of support from SINA as we now operate as a stand-alone public company.

Our agreements with SINA may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with SINA limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with SINA and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with SINA, we agree during the non-competition period (which will end on the later of (1) five years after the first date when SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifteenth anniversary of the completion of our initial public offering) not to compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business currently operated by us and any business developed by us operating under either the domain names or the brands owned by us as of the date of the agreement. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of social media in China slow down. In addition, pursuant to our master transaction agreement with SINA, we have agreed to indemnify SINA for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from SINA. The allocation of assets and liabilities between SINA and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as SINA continues to control us, we may not be able to bring a legal claim against SINA in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Our sales, marketing and brand promotion have benefited significantly from our association with SINA. Any negative development in SINA’s market position or brand recognition may materially and adversely affect our marketing efforts and the strength of our brand.

As a majority-owned subsidiary of SINA, we have benefited significantly from our association with SINA in marketing our brand and our platform. For example, we have benefited by providing services to SINA’s clients. We also benefit from SINA’s strong brand recognition in China, which has provided us credibility and a broad marketing reach. If SINA loses its market position, the effectiveness of our marketing efforts through our association with SINA may be materially and adversely affected. In addition, any negative publicity associated with SINA will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand.

SINA will control the outcome of shareholder actions in our company.

SINA held 56% of our ordinary shares, representing 79% of our total voting power as of March 31, 2015. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

SINA’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, SINA’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, SINA is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If SINA is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of SINA, and may do so in a manner that could vary significantly from that of SINA.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because SINA beneficially owns more than 50% of our outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•                  an exemption from the rule that our director nominees must be selected or recommended solely by independent directors; and

•                  an exemption from having a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may have conflicts of interest with SINA and, because of SINA’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between SINA and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•                  Indemnification arrangements with SINA. We have agreed to indemnify SINA with respect to lawsuits and other matters relating to our social media business, including operations of that business when it was a private company and a subsidiary of SINA. These indemnification arrangements could result in our having interests that are adverse to those of SINA, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse SINA for liabilities incurred (including legal defense costs) in connection with any litigation, while SINA will be the party prosecuting or defending the litigation.

•                  Non-competition arrangements with SINA. We and SINA have entered into a non-competition agreement under which we agree not to compete with each other’s core business. SINA agrees not to compete with us in a business that is of the same nature as the microblogging and social networking business operated by us as of the date of the agreement. We agree not to compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business operated by us as of the date of the agreement.

•                  Employee recruiting and retention. Because both SINA and we are engaged internet-related businesses in China, we may compete with SINA in the hiring of new employees, in particular with respect to media and advertising-related matters. We have a non-solicitation arrangement with SINA that restricts us and SINA from hiring any of each other’s employees.

•                  Our board members or executive officers may have conflicts of interest. Two directors of our company are also executive officers of SINA. In addition, we may continue to grant incentive share compensation to SINA’s employees and consultants from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for SINA and us.

•                  Sale of shares in our company. SINA may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

•                  Allocation of business opportunities. Business opportunities may arise that both we and SINA find attractive, and which would complement our respective businesses. SINA may decide to take the opportunities itself, which would prevent us from taking advantage of those opportunities.

•                  Developing business relationships with SINA’s competitors. So long as SINA remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other online media companies in China. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Although our company has become a stand-alone public company, we expect to operate, for as long as SINA is our controlling shareholder, as an affiliate of SINA. SINA may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. SINA’s decisions with respect to us or our business may be resolved in ways that favor SINA and therefore SINA’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Relating to Our Corporate Structure

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” separately issued by the State Council, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Weimeng” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal. The internet content services, which we conduct through our VIE, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries issued by the National Development and Reform Commission and the Ministry of Commerce in March 2015, or the Catalogue. It is unclear whether the new “negative list” will be different from the Catalogue.

SINA is our controlling shareholder. Whether we will be considered as ultimately controlled by Chinese parties relies on whether SINA will be considered as ultimately controlled by Chinese parties. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. If the enacted version of the Foreign Investment Law mandate further actions, such as market entry clearance with the Ministry of Commerce, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content, online advertising services and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Weibo Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Weimeng, our VIE, and its subsidiary based on a series of contractual arrangements by and among Weibo Technology, Weimeng and its shareholders. As a result of these contractual arrangements, we exert control over our VIE and its subsidiary and consolidate or combine their operating results in our financial statements under U.S. GAAP. Our VIE holds the licenses, approvals and key assets that are essential for our business operations.

In the opinion of our PRC counsel, TransAsia Lawyers, our current ownership structure, the ownership structure of our PRC subsidiary and our VIE, and the contractual arrangements among our PRC subsidiary, our VIE and its shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of our VIE, revoking our business licenses or the business licenses of our VIE, requiring us to restructure our ownership structure or operations, and requiring us or our VIE to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our VIE, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIE and its shareholders to control and operate its business. These contractual arrangements are intended to provide us with effective control over the VIE and its subsidiary and allow us to obtain economic benefits from them. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Weimeng” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIE as direct ownership. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by our VIE and its subsidiary. As a result, we may be unable to consolidate our VIE and its subsidiary in our combined and consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

Shareholders of our VIE may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with our VIE and its shareholders, which may in turn materially and adversely affect our business and financial condition.

Our VIE’s shareholders are non-executive PRC employees of our company or SINA and do not hold any equity interest in our company. Although each of these shareholders has authorized Weibo Technology to exercise all of his voting powers in the VIE, and we may replace any of these shareholders at any time pursuant to the share transfer agreements, we cannot assure you that these shareholders will act in the best interest of our company should any conflict arise. If they were to act in bad faith towards us, we may have to take legal actions to enforce their contractual obligations, which may be expensive, time-consuming and disruptive to our operations. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIE and its subsidiary that are important to the operation of our business if our VIE or its subsidiary declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets that are important to our business operations, including the Internet Content Provision License, the Online Culture Operating Permit and domain names. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve the VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiary undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our combined and consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, the VIE and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that the VIE adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing the VIE’s tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting the VIE to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our results of operations may be adversely affected if our VIE’s tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, the VIE and the VIE’s subsidiary are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the VIE and the VIE’s subsidiary are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the holders of such chops at our VIE failed to employ them in accordance with the terms of the various VIE-related agreements or removed them from the premises, the operation of the VIE could be significantly and adversely impacted.

Risks Relating to Doing Business in China

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on our platform.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, impairs the national dignity of China, is reactionary, obscene, superstitious, fraudulent or defamatory, or otherwise violates PRC laws and regulations. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites and levy of fines. The website operator may also be held liable for such censored information displayed on or linked to the website.

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Cyberspace Administration of China, set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content.

Although we attempt to monitor the content posted by users on our platform, we are not able to effectively control or restrict content (including comments as well as pictures, videos and other multimedia content) generated or placed on our platform by our users. In March 2012, we had to disable the Comment feature on our platform for three days to clean up feeds related to certain rumors. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such information on our platform. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. In addition, the Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to a three-year prison sentence on internet users who fabricate or knowingly share defamatory false information online. The implementation of this newly promulgated judicial interpretation may have a significant and adverse effect on the traffic of our platform and discourage the creation of user generated content, which in turn may impact the results of our operations and ultimately the trading price of our ADSs. Although our active user base has increased over the past several years, regulation and censorship of information disseminated over the internet in China may adversely affect our user experience and reduce users’ engagement and activities on our platform as well as adversely affect our ability to attract new users to our platform. Any and all of these adverse impacts may ultimately materially and adversely affect our business and results of operations.

We are required to verify the identities of all of our users who post on Weibo, but have not been able to do so, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of the registrations in which user identity information was provided were rejected because they do not match the Chinese government database.

We have made significant efforts to comply with the user verification requirements. However, for reasons including existing user behaviors, the nature of the microblogging product and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo. While the rules are not clear regarding the type and extent of penalties that may be imposed on non-compliant microblogging service providers, we are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo, termination of Weibo operations or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on the trading price of our ADSs.

Regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.

We may be subject to regulatory investigations and audits in the future as we continue to grow and expand our operations. It is possible that a regulatory investigation might result in changes to our policies or practices, and may cause us to incur substantial costs or could result in reputational harm, prevent us from offering certain products, services, features or functionalities, cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign and domestic companies operating in China are required to seek approval from the Office of the State for Cipher Code Administration, the Chinese encryption regulatory authority, for the commercial encryption products they use. Companies operating in China are allowed to use only commercial cipher code products approved by this authority and are prohibited to use self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by this authority. Additional rules became effective in 2006 regulating many aspects of commercial cipher code products in detail, including development, production and sales.

Because these regulations do not specify what constitutes a cipher code product, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register or apply for permits for our current or future encryption software. If the PRC authorities request that we register our encryption software or change our current encryption software to an approved cipher code product produced by an appointed producer, it could disrupt our business operations.

Regulations on virtual currency may adversely affect our game operations revenues.

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on our platform. The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. Although we believe we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case these regulations could have an adverse effect on our game-related revenues.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.

The PRC government extensively regulates the internet industry, including the licensing and permit requirements pertaining to companies in this industry. Internet-related laws and regulations in China are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations in certain circumstances.

Our VIE holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Our VIE also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. The VIE is currently in the process of applying for an internet publishing permit. See “Item 4.B. Information on the Company—Business Overview—Regulation —Regulations on Online Game Operations and Cultural Products.” In addition, companies engaging in internet broadcasting activities must first obtain an audio/video program transmission license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Currently, all the audio/video programs posted on our website are delivered through third-party websites. Our VIE is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Our VIE plans to apply for an internet audio/video program transmission license when feasible to do so. Further, we may need to apply for an internet news publication license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet News Dissemination.” If we fail to obtain such licenses or any additional licenses required by new laws and regulations in a timely manner or at all, we could be subject to liabilities and penalties.

Foreign investment in online game operation is prohibited under PRC law. We currently provide our online game services through our VIE and its subsidiary. However, certain contracts relating to our online game services were entered into between our PRC subsidiary, the VIE and the game developers, under which our PRC subsidiary, together with the VIE, provides certain technical services through our website. Under these agreements, our PRC subsidiary, a foreign-invested enterprise, may be deemed to be providing value-added telecommunication services without the necessary licenses. If so, we may be subject to sanctions, including payment of delinquent taxes and fines, which may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

Furthermore, the operation of online games in China is highly regulated by the PRC government. Once a new online game or a significant enhancement of an existing online game is launched, approval must be obtained from the General Administration of Press and Publication for online publication of the game and the game must be filed with the Ministry of Culture within 30 days after its launch. If the online games operated on our platform failed to obtain or maintain any of the required permits, approvals or registrations or to make any necessary filings on a timely basis, the operator of the relevant game may be subject to various penalties and the operation of the relevant game will be discontinued or limited, which could adversely affect our business.

In addition, due to the increasing popularity and use of the internet, online games and other online services, it is possible that additional laws and regulations may be adopted with respect to the internet, online games or other online services covering issues such as user privacy, pricing, content, copyrights and distribution. The adoption of additional laws or regulations may decrease the growth of the internet, online games or other online services, which could in turn decrease the demand for our products and services and increase our cost of doing business.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiary.

We may transfer funds to our PRC subsidiary or finance our PRC subsidiary by means of shareholder loans or capital contributions. Any loans from us to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits based on the difference between the registered capital and the investment amount of such subsidiary, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to our PRC subsidiary shall be approved by the Ministry of Commerce or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiary in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in China. Foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of these regulations may result in severe penalties. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Foreign Exchange.” Also, the Circular on Issuers concerning Strengthening the Administration of Foreign Exchange Business, which was promulgated by SAFE in 2010, requires banks and local counterparts of SAFE to examine closely the authenticity of the settlement of net proceeds from offshore offerings and whether the net proceeds are settled in the manner described in offering documents. These regulations may significantly limit our ability to transfer the net proceeds from our initial public offering and subsequent offerings or financings to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute profits to us, if our PRC resident shareholders beneficial owners fail to comply with relevant PRC foreign exchange rules.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 37 and have urged relevant shareholders and beneficial owners, upon learning they are PRC residents, to register with the local SAFE branch as required under Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

We and/or our Hong Kong subsidiary may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

The Enterprise Income Tax Law provides that an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax on its global income. Under the implementation rules of the Enterprise Income Tax Law, “de facto management body” is defined as the organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.”

Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, issued by the State Administration of Taxation in 2009, a foreign enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within the PRC. Although the notice states that these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the State Administration of Taxation in determining the tax residence of foreign enterprises.

We believe that neither our company nor our Hong Kong subsidiary is a PRC resident enterprise because neither our company nor our Hong Kong subsidiary meets all of the conditions enumerated. For example, board and shareholders’ resolutions of our company and our Hong Kong subsidiary are adopted in Hong Kong and the minutes and related files are kept in Hong Kong. However, if the PRC tax authorities were to disagree with our position, our company and/or our Hong Kong subsidiary may be subject to PRC enterprise income tax reporting obligations and to a 25% enterprise income tax on our global taxable income, except for our income from dividends received from our PRC subsidiary, which may be exempt from PRC tax. If we and/or our Hong Kong subsidiary are treated as a PRC resident enterprise, the 25% enterprise income tax may adversely affect our ability to satisfy any of our cash needs.

In addition, if we were to be classified as a PRC “resident enterprise” for PRC enterprise income tax purpose, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from the sale of our shares and ADSs may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares and ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident shareholders, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected.

Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

We are a holding company, and we rely principally on dividends and other distributions from our PRC subsidiary for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, our PRC subsidiary may allocate a discretionary portion of its after-tax profits to staff welfare and bonus funds at its discretion. These reserves and funds are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt, the debt instruments may restrict its ability to pay dividends or make other payments to us. We cannot assure you that our PRC subsidiary will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

Distributions made by PRC companies to their offshore parents are generally subject to a 10% withholding tax under the Enterprise Income Tax Law. Pursuant to the Enterprise Income Tax Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate on dividends paid by our PRC subsidiary to our Hong Kong subsidiary would generally be reduced to 5%, provided that our Hong Kong subsidiary is the beneficial owner of the PRC sourced income. Our PRC subsidiary has not obtained approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future as we have not achieved profitability. However, the Notice on How to Understand and Determine the Beneficial Owners in a Tax Agreement, also known as Circular 601, promulgated by the State Administration of Taxation in 2009, provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and similar arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. For this purpose, a conduit company is a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although our PRC subsidiary is wholly owned by our Hong Kong subsidiary, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiary to its parent company in Hong Kong if our Hong Kong subsidiary is regarded as a “conduit company.”

In addition, if Weibo HK were deemed to be a PRC resident enterprise, then dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by Weibo Technology to Weibo Corporation would still be subject to PRC dividend withholding tax and whether such tax, if imposed, would be imposed at a rate of 5% or 10%.

Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and substantially all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our revenues are primarily derived from dividend payments from our subsidiary in China after it receives payments from the VIE under various service and other contractual arrangements. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Discontinuation of preferential tax treatment or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, the qualification of which was renewed on December 3, 2013. Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Its qualification as a “software enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. If Weibo Technology fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

Furthermore, certain enterprises may still benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law and its implementing rules if they qualify as a “High and New Technology Enterprise” subject to certain general factors described in the Enterprise Income Tax Law and the related regulations. Weibo Technology is also qualified as a High and New Technology Enterprise and is entitled to a preferential tax rate from October 30, 2014 to October 29, 2017. Its qualification as a “High and New Technology Enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. If Weibo Technology fails to maintain its “High and New Technology Enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

Our financial condition and results of operations could be materially and adversely affected if recent value added tax reforms in the PRC become unfavorable to our PRC subsidiary or VIE.

In 2012, China introduced a value added tax, or VAT, to replace the previous 5% business tax. Our PRC subsidiary and the VIE have been subject to VAT at a base rate of 6% since September 1, 2012. The VIE’s subsidiary has been subject to VAT at a base rate of 6% since July 1, 2013. The rules related to VAT are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. Our financial condition and results of operations could be materially and adversely affected if the interpretation and enforcement of these tax rules become materially unfavorable to our PRC subsidiary and VIE.

Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in our share incentive plans will be subject to these regulations when our company becomes publicly listed in the United States. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been periods when the RMB depreciated against the U.S. dollar, for example, during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from offerings or debt financing into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006, or the M&A Rules, the Anti-monopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, or the Security Review Rules, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex. These include requirements in some instances that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The Security Review Rules were formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which was promulgated in 2011. Under these rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The Security Review Rules further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

There is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular 6 to submit such transactions to the Ministry of Commerce for security review. As we have already obtained the “de facto control” over our affiliated PRC entities prior to the effectiveness of these rules, we do not believe we are required to submit our existing contractual arrangements to the Ministry of Commerce for security review.

However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in our PRC subsidiary. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiary’s business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation in December 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%.

Although the SAT issued the Notice on Several Issues on the Administration of Enterprise Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, to provide further clarification on how SAT Circular 698 and its relevant provisions should be implemented, there remain uncertainties as to how “reasonable commercial purpose” is defined or determined or whether transactions conducted as part of an internal restructuring may be immune to re-characterization. On February 3, 2015, the State Administration of Taxation issued SAT Notice on the Collection of Corporate Income Tax by Indirect Transfer of Assets by Non-Resident Companies, or SAT Circular 7, which attempts to clarify the meaning of “reasonable commercial purpose” and abolishes certain clauses of both Circular 698 and Circular 24. SAT Circular 7 also expands the concept of indirect transfer from equity interests to movable and immovable property in China and provides safe harbor rules for the public trading of shares in a listed company holding taxable China assets and for indirect transfers resulting from a corporate restructuring. Further, SAT Circular 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime. SAT Circular 7 provides that, where an indirect transfer occurs, both parties to the indirect transfer must submit the relevant documents to the competent tax authority for tax filing purposes, and enterprise income tax will be payable after the share transfer agreement comes into effect and the registration of the share transfers is completed. Indirect transfers occurring before SAT Circular 7 but for which tax matters have not been resolved will be governed by SAT Circular 7. Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose and reporting requirements, it brings challenges to both the foreign transferor and transferee involved in the Indirect Transfer, as they are required to make their own determination of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There are still uncertainties as to the interpretation and implementation of SAT Circular 7. The PRC tax authorities have discretion under SAT Circular 698 and SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 and SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

We face certain risks relating to the real properties that we lease.

We primarily lease office space from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

Our significant deposits in certain banks in China may be at risk if these banks go bankrupt or otherwise do not have the liquidity to pay us during our deposit period.

As of December 31, 2014, we had approximately $447.1 million in cash, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

On May 1, 2015, China’s new Deposit Insurance Regulation will come into effect, pursuant to which banking financial institutions, such as commercial banks, established in China will be required to purchase deposit insurance for deposits in RMB and in foreign currency. Under this regulation, depositors will be fully indemnified for their deposits and interests in an aggregate amount up to a limit of RMB500,000. Deposits or interests over such limit will only be covered by the bank’s liquidation assets. Therefore, although this requirement to purchase deposit insurance may help, to a certain extent, prevent Chinese banks from going bankrupt, it would not be effective in providing effective protection for our accounts, as our aggregate deposits are much higher than the compensation limit.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in, and organized under the laws of the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. However, the implementation procedures of the MOU remain uncertain. As a result, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the administrative law judge’s initial decision to the SEC. The administrative law judge’s decision does not take effect unless and until it is endorsed by the SEC.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NASDAQ or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs

The trading price for our ADSs may fluctuate significantly.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Select Market on April 17, 2014, the trading price of our ADSs has ranged from US$12.11 to US$26.08 per ADS, and the last reported trading price on April 24, 2015 was US$17.2 per ADS.  The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings, cash flow and data related to our active user base or user engagement;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•                  announcements of new services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us or SINA;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In January 2014, CNNIC released a report in Chinese stating that the number of microblog users in China had declined by 9.2% from 2012 to 2013. Because weibo is the Chinese word for “microblog” and Chinese characters do not distinguish between proper nouns (“Weibo” meaning Weibo Corporation) and common nouns (“weibo” meaning microblog), various media sources, including a number of prominent international media, reported that the number of our users had declined by 9.2% from 2012 to 2013. The share price of our parent company SINA fell substantially in the weeks following the CNNIC report. Media reports about our company in the future, whether due to this kind of misunderstanding or for any other reason, could have a material adverse effect on the trading price of our ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three votes per share. All of the outstanding ordinary shares held by SINA as of the date of this annual report are Class B ordinary shares. All other ordinary shares that are outstanding as of the date of this annual report are Class A ordinary shares. We intend to maintain the dual-class voting structure in the future. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate (as defined in our memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time SINA and its affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter.

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 56% of our total issued and outstanding ordinary shares and 79% of the voting power of our outstanding shares as of March 31, 2015. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, our company may pay dividends only out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will dependon, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC, unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADS or Class A ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs and Class A ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2014 and do not expect to be a PFIC for our current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our combined and consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for current the taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or Class A ordinary shares if we are or become classified as a PFIC. For more information see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•                  to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•                  to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

In addition, we are permitted by NASDAQ Stock Market Rules to elect to rely, and have elected to rely, on certain exemptions from corporate governance requirements:

•                  that the board of directors be comprised of a majority of independent directors under NASDAQ Rule 5605(b)(1); and

•                  the requirement that an audit committee be comprised of at least three members under NASDAQ Rule 5605(c)(2)(A).

As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that became effective immediately upon completion of our initial public offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not give instructions to the depositary as to how to vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give instructions to the depositary as to how to vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give instructions to the depositary as to how to vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Item 4.                                 Information on the Company

A.                                    History and Development of the Company

SINA, our parent, launched Weibo in August 2009, originally as a microblogging service. In 2010, SINA incorporated a subsidiary, T.CN Corporation, in the Cayman Islands to hold the assets associated with the Weibo business. In 2011, Weibo was upgraded with social networking features and improved open platform architecture to support internally developed and third-party developer applications on our platform. In 2012, T.CN Corporation was renamed Weibo Corporation. In April 2013, Alibaba Group invested $585.8 million through its wholly owned subsidiary, Ali WB, in our ordinary and preferred shares representing approximately 18% of Weibo Corporation’s then total outstanding shares on a fully diluted basis.

In April 2014, our company completed the initial public offering and has been listed on the NASDAQ Global Selected Market since then. Our company was incorporated under the law of the Cayman Islands and is headquartered in Beijing, China. With offices throughout mainland China and Hong Kong, our principal place of operations is located at 7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District, Beijing, 100080, People’s Republic of China. The telephone number of Weibo at this address is (86)10-6061-8000.

Weibo Corporation holds 100% of the equity of Weibo Hong Kong Limited, or Weibo HK, which in turn holds 100% of the equity in Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, our wholly owned subsidiary in China.

We are a holding company, and we conduct our business in China through Weibo Technology and our VIE, Beijing Weimeng Technology Co., Ltd., or Weimeng, and Weimeng’s subsidiary. See “Item 4.C. Information on the Company—Organizational Structure” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Weimeng holds an Internet Content Provision License and other permits that are necessary for operating our business in China. We gained control and became the primary beneficiary of Weimeng in 2010 through a series of contractual arrangements between Weibo Technology and Weimeng and Weimeng’s shareholders.

In December 2013, Weimeng acquired from SINA the entire equity interest in Beijing Weibo Interactive Internet Technology Co., Ltd., or Weibo Interactive, a PRC company engaged in the online game business, for a consideration of $10.1 million.

B.                                    Business Overview

Overview

As a leading social media platform for people to create, distribute and discover Chinese-language content, Weibo provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.  Since our inception in 2010, Weibo has amassed a large user base. In December 2014, Weibo had 175.7 million MAUs and 80.6 million average DAUs, increasing from 129.1 million MAUs and 61.4 million average DAUs in December 2013, and 96.7 million MAUs and 45.1 million average DAUs in December 2012. A microcosm of Chinese society, Weibo has attracted a wide range of users, including ordinary people, celebrities and other public figures, as well as organizations, such as media outlets, businesses, government agencies and charities.

Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multimedia or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. The simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

For many people in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to amplify their social influence.

In addition to users, Weibo’s ecosystem includes customers and platform partners:

•                  Customers. We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers ranging from large companies to small and medium-sized enterprises, or SMEs, to individuals, including social display ads, native ads and event-based marketing offerings. Our performance-based native ads allow customers to reach a targeted audience based on the social interest graph, or SIG, of our users. In addition, our customers can benefit from the potentially viral effect of their promoted feeds generated from the public and distributed nature of our platform, commonly known as “earned media”.

•                  Platform Partners. We have attracted a large number of platform partners, including media outlets and developers of games and other applications. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties and develop products and applications for our platform, enriching the experience of our users while increasing our monetization opportunities.

While we distinguish among users, customers and platform partners in classifying our products and analyzing our revenues, the same person or organization may simultaneously be included in two or more of the categories.

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format, and we have begun to offer native ads that conform to the information flow on our platform. To support the mobile format, we have developed a SIG recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With a limit of 140 Chinese characters per feed, the high information-density of Chinese characters and users’ ability to personalize content information flow, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Over 80% of our MAUs in December 2014 accessed Weibo from mobile devices at least once during the month, and mobile revenues accounted for 44% of our advertising and marketing revenues in 2014.

We began monetization of our platform in 2012, and we have since experienced rapid revenue growth. Our revenues increased from $65.9 million in 2012 to $188.3 million in 2013 and further to $334.2 million in 2014. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as game-related services. Due to our limited operating history and evolving monetization model, comparisons of our results of operations from period to period may not be meaningful.

Products and Services

Our product categories include those for users, advertising and marketing customers and platform partners.

Products for Users

Our product development approach is centered on building simple and useful tools to enable our users to access Weibo to create, distribute and discover content and interact with others on our platform in real time. We employ a “mobile first” philosophy and have designed our platform around the capabilities of mobile devices. We introduced the first generation of Weibo mobile app in the first quarter of 2010. Our platform is compatible with all major mobile operating systems, including Android, iOS, Symbian, Windows and Blackberry, and is accessible through mobile apps, mobile websites, personal computer apps and personal computer websites. Our users range from ordinary people to celebrities, businesses, government agencies and other organizations.

Self-Expression Products. We offer the following products to enable our users to express themselves on our platform:

•                  Feed. Weibo enables users to express and share their ideas, opinions and stories in the form of text and attach multimedia, including photos, music, short videos and blogs. The text in a feed is limited to 140 Chinese characters. Since Chinese characters are much more information-dense than letters of the alphabet, more meaning can be conveyed in 140 Chinese characters than in the same number of letters. Feeds on Weibo, therefore, tend to be content-rich, descriptive and vivid, while still fitting onto the screen of a mobile device.

•                  Individual Page. Each user has a Page that displays the user’s profile, feeds and album. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, fans accounts and Weibo account number, is available on the user’s Page. Users with verified authentic identity information will have an orange “V” mark on their profile picture. Users can personalize their Pages by selecting and changing their cover photo and profile picture at any time.

•                  Enterprise Page. Businesses and other organizations with verified identities can apply for enterprise accounts, which entitle them to enterprise services through the download of Page apps on our platform. Page apps enable organizations to customize their Weibo Pages and to perform marketing events, promotion activities, ad campaigns and payment processing on Weibo. For example, an e-commerce merchant can install Page apps to facilitate purchase activities through Weibo or offer “red envelop,” lucky money, drawings to build a fan base.

Social Products. We offer the following mechanisms to promote social interaction between users on our platform:

•                  Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s follower. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.

•                  Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.

•                  @Mention. Users can view their history of interactions with other users by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users. In addition, users can see a list of comments from other users on their own feeds, as well as the Likes on their feeds.

•                  Messenger. Users can send private messages in the form of text or voice recordings and can attach photos, locations and group contact cards. In addition, users can also use messengers to hand out “red envelops.”, lucky money, and receive payments from other users.

•                  Group Chat. Group Chat enables users to organize and participate in conversations based on common interest. For example, fans of a celebrity can establish chat rooms to share the latest gossips and tidbits, and the celebrity himself may choose to “drop in” to increase the livelihood of his fan base.

Discovery Products. We offer the following products to help users discover content on our platform:

•                  Information Feed. The information feed resides on the user’s home page. Each user’s information feed displays a regularly updating flow of feeds posted by that user and by other users he or she has decided to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize whom to follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. The default setting for the information feed is the timeline, where the most recent feed is shown at the top. To improve user experience, promoted content, hot feeds and missed feeds are added to a user’s information feed based on a user’s social network as well as the level of engagement of feeds from accounts followed. Users can also customize their information feed by classifying followed accounts into different groups, e.g. friends, co-workers, e-commerce, fashion, media and photography, and view feeds from each group separately.

•                  Search. Our search function allows users to search our platform for feeds, users, apps and pictures by keyword and hashtag.

•                  Object Page. We work with companies with large online content libraries of videos, songs, mobile applications, books and points of interest (such as restaurants, hotels and movie theaters) and create Weibo Pages for their objects, known as Object Pages. Users can visit these Object Pages to find rich content on these objects and interact with other users of similar interest. For example, users can stream songs, watch movie trailers, read book excerpts and download apps from the respective Object Pages. With Weibo location-based services, users can locate popular points of interest, find information about them, such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users. Some Object Pages also offer the sale of movie tickets and books and app downloads.

•                  Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Users may view feeds under each trending topic and participate in the discussion.

•                  Discovery Channel. Our users can also explore the hottest trending topics being discussed on Weibo by visiting the discovery channel, where popular feeds are aggregated by category, such as humor, astrology, comics, food, technology, auto, sports, reading, recruiting, charity, news, travel, movie, songs, purchase, video, lottery and T-mall flash sales. The discovery channel also offers an online game center and app download center, as well as content discovery using location-based services functions.

Notifications. Users can choose to be notified of Weibo account activities through SMS or push notification on their device.

Weibo Games. We offer third-party online games, including role playing games, card games, strategy games and real life simulation games. Most Weibo games are offered for free and certain games allow users to purchase virtual currency, known as Weibo Credit, to redeem virtual items. Weibo receives part of the revenues from such purchases through arrangements with the game developers.

VIP Membership. Weibo VIP membership offers our users certain services and functions that are not available to regular users. With these additional functions, VIP members can follow more users, have more ways to personalize their Pages, can send voice feeds, enjoy more cloud storage, receive additional options to manage information flow and followers, receive SMS notification of Weibo account activity and have access to premium games. VIP membership is available through monthly or annual subscriptions.

Weibo Apps. We have developed a suite of mobile apps to further enrich the service offerings of Weibo. For example, Weibo Headlines aggregates news and information from Weibo and other online sources based on an article’s popularity and enables users to comment, like and share to their fans on Weibo. Another example is Weibo Weather (Tianqitong), a leading weather app in China that features weather condition, particle matter index (PMI) and other information, such as scenic photos from cities that the users selected to follow.

Products for Advertising and Marketing Customers

We seek to provide advertising and marketing solutions to enable our customers to promote their brands and conduct effective marketing activities. We provide our customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on our platform. Our advertising and marketing customers include key accounts, Alibaba/e-commerce merchants, SMEs and individuals that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

Social Display Ads. Social display ads appear on a user’s home page and other pages. When users click on the social ad, they may be redirected to the advertiser’s Weibo Page for further engagement.

Promoted Marketing. Our promoted marketing offerings include the following:

•                  Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the ad to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media to our customers. We offer promoted feeds tailored to different customer segments such as:

•                  FST is a customizable and self-service marketing solution offered mostly to SMEs under a bidding system. Customers are able to target users based on gender, age, geographic location, interests and device type. They can also target users by their social interaction on our platform. For example, they may target all of the followers of a given user. SMEs can place FST ads either through our authorized distributors, who have expertise in social media marketing, or directly by themselves using our self-service advertising system;

•                  Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers;

•                  Weibo Select is a highly customizable version of promoted feeds offered to large brand advertisers, or key account customers. We work directly with the customer or the customer’s ad agency to define the parameters of the targeted marketing. For example, in addition to targeting users based on demographics and social relationships, customers can target users who have engaged with feeds using a specific keyword during a specified time period; and

•                  Weibo Express is a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users.

•                  Promoted Accounts. Promoted accounts appear either in a column next to the information feed on PC or directly in the information feed on both PC and mobile devices. Promoted accounts are labeled but otherwise appear in the same format as other accounts that we recommend to our users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement using their Weibo Pages.

•                  Promoted Trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page.

We provide our advertising and marketing customers with analytical tools to enable them to track and improve the effectiveness of their campaigns on our platform.

Products for Platform Partners

We seek to provide our platform partners with tools and APIs that they can use to share their content to our platform, distribute Weibo content across their properties and enhance their websites and applications with Weibo content, and to build social apps on Weibo or integrate their products with Weibo. Our platform partners include traditional and online media outlets as well as developers of games and other applications. Products offered for our platform partners include:

Weibo Connect. The following products allow our platform partners to link their websites and mobile apps to our platform, enabling their users to share content to Weibo:

•                  Single Sign-on Registration. Users can register for access to our platform partners’ websites and apps with their Weibo accounts instead of creating new accounts online. This feature eliminates the need for users to register and create a new log-in identity for each website or app they visit, making it easier to explore new websites and apps requiring log-in.

•                  Social Plugins. Social plugins are a set of embedded widgets, such as Share, Like, Comment and Follow, that allow users to access the functionality of Weibo from third-party websites and mobile apps. By installing Weibo social plugins on their websites or mobile apps, our partners enable their users to share content to Weibo, which may direct traffic of interested Weibo users back to their properties.

•                  Multimedia Cards. Multimedia cards allow our mobile app partners to enable their users to share multimedia content, such as photos, songs and short videos, in a feed to Weibo. Content shared on multimedia cards is tagged and can be discovered by users who search for the tagged keywords.

Weibo Service. Our open application programming interfaces allow third-party developers to build apps to serve individual and organization users.

•                  App Application Programming Interfaces. We provide our platform partners a set of application programming interfaces that they can use to develop apps for our platform. Currently, the most popular category of these apps is Weibo games.

•                  Page App Application Programming Interfaces. Our Page app application programming interfaces allow platform partners to develop apps that improve the features and functionalities of Weibo Pages. For example, an e-commerce merchant can install a Page app that enables users to view and purchase its goods on Weibo. Page apps created by platform partners are becoming increasingly popular. We allow app developers to charge for the Page apps, but we currently do not have revenue share on these apps.

•                  Enterprise Application Programming Interfaces. We offer enterprise services to businesses and other organizations through enterprise application programming interfaces. For example, our enhanced messaging application programming interfaces facilitate more convenient interaction between users and their followers. Using the application programming interfaces, third-party developers enable organizations to send private bulk messages, also known as DY, to followers who have opted in to such subscriptions. For example, many followers of the China Earthquake Networks Center have subscribed for earthquake news alerts. With the DY subscription function, the Center is able to send timely earthquake news through Weibo’s messenger to all of its subscribers at once. We also provide data application programming interfaces to third-party developers for them to provide data analytics services to brands and businesses.

Weibo Credit. Weibo Credit allows our users to purchase in-game virtual items and other types of fee-based services on Weibo and for our platform partners to receive payment in an easy-to-use, secure and trusted environment.

Weibo Wallet. Weibo wallet enables individuals and businesses to hand out “red envelops” to build a bigger and more active fan base.

Competition

Major Chinese internet companies, including Sohu and Tencent as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content.

In addition, as a form of social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include (i) mobile messengers, such as Miliao, Weixin/WeChat, QQ Mobile, Yixin, Laiwang, Douban and Momo; (ii) news applications, such as Jinritoutiao and news apps operated by other major internet companies, such as Sohu, NetEase, Tencent and Phoenix New Media; and (iii) multi-media apps, such as In, Nice, Paipai and Meipai. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UCWeb and Qihoo 360. We may also face increasing competition from global social media, social networking services and messengers, such as Twitter, Instagram, Facebook, WhatsApp, Line, Kakao Talk and Snapchat. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.”

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against online and mobile businesses that offer such services, including Sohu, NetEase, Tencent, Baidu, Youku Tudou and Phoenix New Media. We also compete with internet companies that offer offline-to-online (O2O), closed-looped solutions and other performance-based advertising and marketing services tailored to specific industries including automobile, entertainment, travel and fast moving consumer goods, such as Bitauto, Autohome, Meituan, Dianping and Qunar. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing spending. Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain a larger share of advertising and marketing budgets. We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors, including the size, composition and engagement of our user base, our ad targeting capabilities, market acceptance of our advertising and marketing services, our marketing and selling efforts, the return our customers receive from our advertising and marketing services and the strength and reputation of our brands. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.”

We experience significant competition for highly skilled personnel, including management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Our business and growth could suffer if we are unable to hire and retain key personnel.”

Technology

Our business is based on our proprietary technology, which supports our unified platform, scalable distributed storage and SIG recommendation engine.

Unified Platform. We have developed a unified, open platform that allows our users, customers and platform partners to access a vast amount of content on Weibo from mobile devices, personal computers and other internet-enabled devices in real time. Our platform adopts service-oriented architecture that allows easy up-scaling and frequent upgrading of our products. Our platform is built on technologies that can process and analyze bulk data generated by millions of users instantaneously.

Scalable Distributed Storage. Our proprietary model optimizes and facilitates efficient data storage by dividing data into different levels. This distributed storage model allows us to efficiently manage billions of pieces of data while storing data on ordinary servers that are easily scalable. In addition, our proprietary cloud platform and multimedia data content delivery network (CDN) access acceleration technology allow us to store the massive volume of multimedia data generated, viewed or shared on our platform every day. Our geographically distributed architecture enables fast access for users across the country.

Social Interest Graph Recommendation Engine. We have developed a comprehensive database of our users’ social interest graphs as a result of the activities taking place on our platform. We create a SIG for each user account based on user actions such as Post, Repost, Comment, Like and Follow, social relationships, and demographic data such as age, gender and geography. Our SIG recommendation engine allows us and our customers to push content to Weibo users that they are more likely to find interesting and relevant. We are continually refining our recommendation engine to improve the relevance of information we push to users to increase user stickiness. In addition, we believe that advertisements can gain greater relevance from social context and become part of the user experience rather than an interruption of it.

Sales and Marketing

We maintain our own sales operations team. We transact business with key account customers primarily through third-party advertising agencies and with SMEs primarily through our distribution network.

Because of the expertise required to carry out an effective online marketing campaign, key accounts usually hire professional advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of services, including designing ad campaigns based on an analysis of the customer’s needs, crafting ads in various formats and providing analytical tracking.

Our distribution network for SME customers includes local distributors throughout China. Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up their accounts with us, and engaging in other marketing and educational services aimed at acquiring customers. We have relied on distributors for several reasons. Our SME customer base in China is geographically diverse and fragmented, located in different regions in China. Moreover, SMEs are generally less experienced with online advertising and marketing as compared to large companies and, therefore, benefit from the support provided by distributors. Distributors serve as an efficient channel for us to reach SME customers throughout China and collect payments from them. We require distributors to staff dedicated customer service representatives for our SME customers. We provide periodic training programs to our distributors to maintain the service quality of our distributors and strengthen our relationships with them.

SINA acts as our agent in servicing our advertising and marketing clients. We have signed an agreement with SINA relating to these sales and marketing services. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA—Sales and Marketing Services Agreement.” We will continue to offer integrated solutions to customers with both SINA’s and our advertising and marketing solutions. We believe that our advertising and marketing solutions are complementary to SINA’s.

We believe that our position as a leading social media in China has given us widespread name recognition. We focus on continually improving the quality of our products and services to strengthen our brand, as we believe satisfied users and customers are more likely to recommend our products and services to others. While word of mouth has helped us, we also make selective use of advertising, promotions and special events to promote Weibo awareness and usage.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 1 patent and applied for an additional 61 patents with the PRC State Intellectual Property Office. We have registered 30 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “ ,” “ ” and “ ” trademarks.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects”.

Seasonality

Weibo has experienced seasonality in its online advertising business. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year. Past performance may not be indicative of future trends, as the mix of advertising industry sectors, which may have different seasonality factors, may shift from quarter to quarter.

Regulation

The following description of PRC laws and regulations is based upon the opinion of TransAsia Lawyers, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information—D. Risk Factors.”

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations, promulgated by the State Council in 2000 and revised on July 29, 2014, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services is a subcategory of value-added telecommunications services. Under these regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

The State Council issued the Administrative Measures on Internet Information Services concurrently with the Telecommunications Regulations in 2000 to regulate internet content provision services. According to these measures, commercial internet content provision service operators must obtain an Internet Content Provision License from the relevant government authorities before engaging in any commercial internet content provision operations within the PRC. These measures further stipulate that entities providing internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the approval of the national government authorities responsible for such areas prior to applying for an operating license from the relevant government authorities. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messenger Services, which require the operator to obtain a special Bulletin Board Service Permit from the local bureau of MIIT prior to engaging in bulletin board services. Bulletin board services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, this permit requirement for operating bulletin board services was terminated by a decision issued by the State Council. However, in practice, the competent authorities in Beijing still require the relevant operating companies to obtain such approval for the operation of bulletin board services.

The Several Provisions for Standardizing the Market Order of Internet Information Services, issued by the MIIT in 2012, strengthen the regulation of the operations of internet information service providers, including prohibiting internet information service providers from infringing the rights and interests of other internet information service providers, regulating evaluations provided by internet information service providers regarding the services and products of other internet information service providers, and regulating the installation and running of software offered by internet information service providers. These provisions also provide various rules to protect the interests of internet information users, such as requesting internet information service providers to take measures to protect the privacy information of their users and prohibiting internet information service providers from cheating and misleading their users.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2001 and revised in 2009, set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information service operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

To comply with these PRC laws and regulations, Weimeng holds an Internet Content Provision License issued by the Beijing Telecommunications Administration. Moreover, Weimeng also holds a Bulletin Board Service Permit issued by the Beijing Telecommunications Administration. In addition, Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council in 2001 and amended in 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local branches, and the relevant approval application process usually takes six to nine months. Due to the limitation of foreign investment in value-added telecommunications services companies that provide internet information services, we would be prohibited from acquiring any equity interest in Weimeng. In addition, we believe that our contractual arrangements with Weimeng and its individual shareholders provide us with sufficient and effective control over Weimeng. Accordingly, we currently do not plan to acquire any equity interest in Weimeng.

The Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, issued in 2006, prohibits domestic telecommunications services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. Either the holder of a value-added telecommunications business operating license or its shareholders must legally own the domain names and trademarks used by such license holder in providing value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in the relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these PRC regulations, we operate our platform through Weimeng. Weimeng is currently owned by four individuals, Z. Cao, Y. Lu, Y. Liu, and W. Wang, all of whom are PRC citizens. Weimeng holds an Internet Content Provision License and a Bulletin Board Service Permit. Weimeng owns the domain names related to its operations and our platform (weibo.com, weibo.cn, and weibo.com.cn), while the trademarks relating to our operations are held by Weibo Technology and SINA’s subsidiaries. Weibo Technology is in the process of transferring the trademarks it owns to Weimeng. Due to the fact that trademarks owned by SINA’s subsidiaries contain SINA’s Chinese name or logo, such trademarks cannot be transferred to us. However, each of SINA’s subsidiaries has granted an exclusive license to Weimeng for its use of such trademarks. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by Weimeng, we may need to transfer these trademarks to Weimeng, which could severely disrupt our business.

If, despite these precautions, the PRC government determines that we do not comply with applicable laws and regulations, it can revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our platform, require us to restructure our operations, including possibly the establishment or restructuring of a foreign-invested telecommunications enterprise, re-application for the necessary licenses, or relocation of our businesses, staff and assets, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Administrative Measures on Internet Information Services, violators may be subject to penalties, including criminal sanctions, for internet content that:

•                  opposes the fundamental principles stated in the PRC Constitution;

•                  compromises national security, divulges state secrets, subverts state power or damages national unity;

•                  harms the dignity or interests of the state;

•                  incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•                  undermines the PRC’s religious policy or propagates superstition;

•                  disseminates rumors, disturbs social order or disrupts social stability;

•                  disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

•                  insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•                  is otherwise prohibited by law or administrative regulations.

Internet content provision service operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of Internet Content Provision License holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their Internet Content Provision Licenses.

On February 4, 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements,” including, among other things, observing the laws and regulations, protecting state interests, as well as ensuring the authenticity of any information they provide. Relevant internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements set forth in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our platform, including a team of employees dedicated to screening and monitoring content uploaded on our platform and removing inappropriate or infringing content.

To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our platform or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and number of users on our website increase. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on our platform.”

Regulations on Information Security

Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress and amended in 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, promulgated by the Ministry of Public Security in 1997, prohibit the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security in 2005, require all internet content provision operators to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Internet content provision operators must regularly update information security systems for their websites with local public security authorities, and must also report any instances of public dissemination of prohibited content. If an internet content provision operator violates these measures, the PRC government may revoke its Internet Content Provision License and shut down its websites.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

Because Weimeng is an internet content provision operator, we are subject to laws and regulations relating to information security. To comply with these laws and regulations, our VIE has completed the mandatory security filing procedures with local public security authorities. We regularly update our information security and content-filtering systems based on any newly issued content restrictions, and maintain records of user information as required by relevant laws and regulations. We have also taken measures to delete or remove links to content that, to our knowledge, contains information that violates PRC laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our platform, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases what content could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increase. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on our platform.”

Regulations on Internet Privacy

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. PRC law does not prohibit internet content provision operators from collecting and analyzing personal information from their users. However, the Administrative Measures on Internet Information Services prohibit an internet content provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the Administrative Measures on Internet Electronic Messenger Services, internet content provision operators that provide electronic messenger services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent unless required by law. The regulations further authorize the relevant telecommunications authorities to order internet content provision operators to rectify any unauthorized disclosure. Internet content provision operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order internet content provision operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT and effective in 2012, stipulate that internet content provision operators must not, without user consent, collect user personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet content provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information. In addition, an internet content provision operator may only use such user personal information for the stated purposes under the internet content provision operator’s scope of service. Internet content provision operators are also required to ensure the proper security of user personal information, and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening the Protection of Online Information. Most requirements under the decision that are relevant to internet content provision operators are consistent with the requirements already established under the MIIT provisions mentioned above, though often more strict and broad. Under the decision, if an internet content provision operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. Internet content provision operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. Internet content provision operators are further prohibited from divulging, distorting or destroying of any such personal electronic information, or selling or proving such information to other parties. The decision also requires that internet content provision operators providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations and website closures.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet content provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet content provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet content provision operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an internet content provision operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the internet content provision operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the order states that violators may face warnings, fines, and disclosure to the public and, in most severe cases, criminal liability.

To comply with these laws and regulations, we require our users to accept terms of services under which they agree to provide certain personal information to us, to have established information security systems protect user privacy and to have such information filed with the MIIT or its local branch as required. If our VIE, which is an internet content provision operator, violates PRC laws in this regard, the MIIT or its local bureau may impose penalties and our VIE may be liable for damages caused to their users. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

Regulations on Microblogs

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites.

In order to comply with these rules, we have added additional clauses into the agreements between the users of our microblog service and us requesting our microblog users to register using their real names.

Regulations on Advertisements

There is no PRC law or regulation at the national level that specifically regulates online advertising. The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. Since 2005, the State Administration for Industry and Commerce has exempted most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) from the requirement that an enterprise hold an operating license for advertising in addition to a relevant business license in order to conduct any advertising business. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

Since 2005, most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) have been exempted from the requirement to obtain an advertising license. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce in 2004 and amended in 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. In practice, the foreign investor is deemed compliant with the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising business outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business in China through our VIE, Weimeng.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. For serious violations, the State Administration for Industry and Commerce or its local branches may order the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers or advertising agencies must comply with the relevant laws and regulations.

Regulations on Online Game Operations and Cultural Products

Online Cultural Products

The Provisional Regulations for the Administration of Online Culture, issued by the Ministry of Culture in 2003 and further revised in 2004 and 2011, apply to entities engaging in activities related to “internet cultural products,” which include cultural products that are produced specifically for internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. According to these Regulations, commercial entities are required to apply to the relevant local branch of the Ministry of Culture for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of internet cultural products; the dissemination of online cultural products on the internet or the transmission of such products via internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or internet surfing service sites such as internet cafes; or the holding or exhibition of contests related to internet cultural products.

The Administrative Measures for Content Self-review by Internet Culture Business Entities, which were issued by the Ministry of Culture on August 1, 2013, and took effect on December 1, 2013, require internet culture business entities to review the content of products and services before providing them to the public. The content management system of an internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the Ministry of Culture.

Internet Publication

The Rules for the Administration of Electronic Publications, which were issued by the General Administration of Press and Publication in 1997 and further amended in 2008, regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under these rules and other regulations issued by the General Administration of Press and Publication, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the State Administration for Press, Publication, Radio, Film and Television, which was formed when the General Administration of Press and Publication was combined with the State Administration for Radio, Film and Television in March 2013.

The Provisional Rules for the Administration for Internet Publishing, jointly issued by the General Administration of Press and Publication and the MIIT in 2002, define “internet publications” as works that are either selected or edited to be published on the internet or transmitted to end-users through the internet for the purposes of browsing, reading, using or downloading by the general public. Such works primarily include content or articles (a) formerly published publicly in other media such as books, newspapers, periodicals, audio-visual products and electronic publications and (b) literature, art and articles on natural science, social science, engineering and other topics that have been edited. Under these provisional rules, the provision of online games is deemed to be an internet publication activity, and accordingly an online game operator must obtain an internet publishing license and a publishing number for each of its games in operation in order to directly make those games publicly available in the PRC.

Online Games

According to the Circular of the Ministry of Culture on Strengthening the Examination of Content of Online Games Products issued by the Ministry of Culture in 2004, the content of any foreign online game products should be examined and approved by the Ministry of Culture before they are operated within China. Entities engaged in developing and operating domestic online games products should register with the Ministry of Culture.

The Circular of the Ministry of Culture on Improving and Strengthening the Examination of Content of Online Games, issued by the Ministry of Culture in 2009, strictly prohibits offensive promotion and advertisement of online games, games propagating eroticism and gambling and violence, and requires game operators to obtain prior approval from the Ministry of Culture before operating any online games.

The Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, also known as Circular 13, was jointly published by the General Administration of Press and Publication, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications in 2009. Circular 13 expressly states that foreign investors are not permitted to participate in the operation of online games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In addition, according to Circular 13, the approval of the General Administration of Press and Publication is required for publishing any imported online games. Although Circular 13 was issued several years ago, it is not yet clear what impact, if any, it will have on the operation of online games in China.

The Interim Measures for Administration of Online Games, promulgated by the Ministry of Culture in 2010, reiterate that any online games operator should obtain an Online Culture Operating Permit to engage in online game services. In addition, the content of any imported online games should be examined and approved by the Ministry of Culture before they are operated within China, and any domestic online game must be registered with the Ministry of Culture within 30 days after its launch.

As a result of the various regulations described above, commercial entities are required to apply to the relevant local branch of the Ministry of Culture for an Online Culture Operating Permit to provide online games services.

Virtual Currency

The Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, jointly issued by the Ministry of Culture, the People’s Bank of China and other government authorities in 2007, directs the People’s Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the real economic and financial systems. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real e-commerce transactions. This notice also provides that virtual currency should only be used to purchase virtual items.

The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

Protection of Minors

In 2007, the General Administration of Press and Publication and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

The Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, issued by the General Administration of Press and Publication, the MIIT, the Ministry of Education and five other governmental authorities in 2011, imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. Its main focus is to prevent minors from using an adult ID to play internet games. The operation of an online game may be terminated if the operator is found to be in violation of this notice.

The Implementation of Online Game Monitoring System of the Guardians of Minors, a circular jointly issued by the Ministry of Culture, the MIIT and six other central government authorities in 2011, aimed to provide specific protective measures to monitor the online game activities of minors and curb addictive online game play behavior by minors. Under this circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system was formally implemented on March 1, 2011.

The Work Plan for the Integrated Prevention of Minors’ Online Game Addiction, jointly issued by the General Administration of Press and Publication, the Ministry of Education, the Ministry of Culture, the MIIT and 11 other PRC government authorities on February 5, 2013, implemented integrated measures by different authorities to prevent minors from becoming addicted to online games. Under the work plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued, and as a result, online game operators will be required to implement additional measures to protect minors.

Weimeng currently holds an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” and the “operation of game products” issued by the Ministry of Culture in July 2011, which is valid through December 31, 2017. Weimeng is in the process of applying for an internet publishing permit. We have adopted our own anti-fatigue and real name registration systems.

Regulations on Broadcasting Audio/Video Programs through the Internet

The Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, promulgated by the State Administration for Radio, Film and Television in 2004, apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an audio/video program transmission license issued by the State Administration for Radio, Film and Television and must operate pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in these activities.

On December 20, 2007, the State Administration for Radio, Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the earlier rules that online audio/video service providers must obtain an internet audio/video program transmission license from the State Administration for Radio, Film and Television. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the website of State Administration for Radio, Film and Television on February 3, 2008, officials from the State Administration for Radio, Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000 ($4,956), seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

Weimeng is not qualified to obtain an internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company, nor did it begin operation prior to the issuance of Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when it is feasible to do so. Currently, all the audio/video programs posted on our platform are delivered through third-party websites, each of which has an internet audio/video program transmission license.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Weimeng holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, which is valid until April 2017.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of Internet Music, which became effective immediately upon its issuance. These suggestions, among other things, reiterate the requirement for an internet service provider to obtain an internet culture business permit to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by these suggestions.

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

Weimeng has obtained an Online Culture Operating Permit, the scope of which covers online music operations.

Regulations on Internet News Dissemination

The Administrative Regulations for Internet News Information Services were jointly promulgated by the State Council Information Office and the MIIT in 2005, replacing the previous rules. These regulations stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in the these regulations but may not publish news items produced by themselves or other news sources. These regulations also require the general websites of non-news organizations to obtain permit and approval from the State Council Information Office at both the provincial and national level before they commence providing news dissemination services.

On April 28, 2015, the State Internet Information Office, or the SIIO, issued the Provisions on the Questioning Procedures for Internet News Service Providers, or the Provisions. The Provisions provide the SIIO and its local branches with a formal procedure for bringing in key personnel from internet news service providers for questioning as well as giving oral warnings, identifying problems and ordering rectifications in certain circumstances specified in the Provisions such as the failure to deal with illegitimate information in a timely fashion and when circumstances are severe. If the SIIO or its local branches orders an internet news service provider to rectify a problem through the questioning procedures and it fails to do so, then the internet new service provider may be subject to administrative action including a written warning, fine, temporary suspension of operations or the revocation of licenses. Internet news service providers are also subject to enhanced penalties for several violations under the questioning procedures. Additionally, the SIIO and its local branches may publicize information related to the questioning procedures that it conducted against internet news service providers under the Provisions. The Provisions will take effect on June 1, 2015.

Weimeng currently provides a platform for our users to post news, current topics and social events and has not obtained an internet news publication license. However, if the relevant government authorities determine that the services provided by Weimeng are internet news dissemination services and an internet news publication license for such services is needed, we may need to apply for the relevant approval and license, which Weimeng may not successfully obtain in a timely manner or at all.

Regulations on Human Resources Services

The principal regulation governing ownership of human resources services companies in China is the Interim Regulations on the Administration of China-Foreign Equity Joint Ventures as Human Resources Agencies, jointly promulgated by the Ministry of Personnel (which has been reorganized into the PRC Ministry of Human Resources and Social Security), the Ministry of Commerce and the State Administration for Industry and Commerce in September 2003, and amended in May 2005. Under this regulation, the percentage of foreign ownership of a foreign-invested human resources services company cannot be less than 25% or more than 49%, unless the foreign investor is from Hong Kong or Macao, in which case foreign ownership is permitted to be up to 70%.

On November 16, 2007, the PRC Ministry of Personnel, the Ministry of Commerce and the State Administration for Industry and Commerce jointly promulgated the supplementary provisions of the Interim Regulations on the Administration of China-Foreign Equity Joint Ventures as Human Resources Agencies. Pursuant to these supplementary provisions, investors from Hong Kong or Macao would be permitted to own 100% of a foreign-invested human resources agency.

Human resources services companies in China are mainly regulated by the Ministry of Human Resources and Social Security. The principal regulation applicable to human resources services companies is the Regulations on the Administration of Human Resource Markets, jointly promulgated by the Ministry of Personnel and the State Administration for Industry and Commerce on September 11, 2001 and amended on March 22, 2005. Under this regulation, any entity providing human resource services in China must obtain a human resources services license from the local Administration of Personnel.

Weimeng obtained a human resources services license on July 28, 2014, which is valid through July 27, 2017.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent. The Patent Law was adopted in 1984 and amended in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

We have registered 1 patent and applied for 61 patents with the State Intellectual Property Office as of March 31, 2015.

Copyright. The Copyright Law was adopted in 1990 and amended in 2001 and 2010. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the losses of copyright owners. The Copyright Law further provides that the infringer must compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the illegal income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000 ($82,594).

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to the Internet in 2005.

The Protection of the Right of Communication through Information Networks was promulgated by the State Council in 2006. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

Under the Torts Liability Law, which became effective in 2010, both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the internet user for damages resulting from the infringement.

To address issues related to the hearing of civil disputes concerning the infringement of the right of communication through information networks, the PRC Supreme People’s Court issued the Provisions on Several Issues Concerning the Application of Law in Hearings of Civil Dispute Cases on the Infringement of Information Networking Transmission Rights, which took effect as of January 1, 2013. This document provides more detailed guidance as to the circumstances in which the provision by network users or network service providers of other’s works, performances, and audio or video products without permission from the rights owner constitutes infringement of information network transmission rights. This document provides that internet service providers will be jointly liable if they assist in infringing activities or fail to remove infringing content from their websites once they know of the infringement or receive notice from the rights holder. This document also provides that where a network service provider obtains economic advantage directly from the works, performances, and sound or visual recordings provided by the network service provider, it must pay close attention to infringement of network information transmission rights by network users.

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued amended measures, which became effective on April 10, 2009. These measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

In compliance with, and in order to take advantage of, the above rules, we have registered 30 software copyrights as of March 31, 2015.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office, which is under the State Administration for Industry and Commerce and handles trademark registration affairs in China, will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. “ ,” and “ ” are registered trademarks of SINA’s subsidiaries in China and are exclusively licensed to us for use.

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, as amended in 2009 and 2012. According to these rules, any natural person or organization that can bear independently its own civil responsibilities has the right to apply for the domain registration under the top level domain names, such as “.cn” and “. “. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, such as the first tier domain name “.cn”. In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in February 2006 and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including weibo.com, weibo.cn, and weibo.com.cn.

Anti-unfair Competition. Under the Anti-Unfair Competition Law, effective in 1993, a business operator is prohibited from any of the following unfair means:

•                  counterfeiting a registered trademark of another person;

•                  using, without authorization, the name, packaging or decoration unique to a famous product, or any similar name, packaging or decoration, in a way that could cause purchasers to mistake the offered product for the famous product; and

•                  using, without authorization, the name of another enterprise or person, thereby leading people to mistake their commodities for those of the said enterprise or person.

In addition, the Supreme People’s Court has promulgated an interpretation on select issues relating to the application of the law in civil trials for unfair competition cases (the Interpretation), effective as of February 1, 2007. This Interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators and maintain orderly market competition.

See “Item 3.D. Key Information—Risk factors—Risks Relating to Our Business—We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.”

Regulations on Foreign Exchange

Under the 2008 Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterparts.

Under the 1996 Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterparts. Capital investments by PRC entities outside of China, after obtaining the required approvals from the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterparts.

In utilizing the proceeds we received from our offerings or debt financings, as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals, For example:

•                  capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts; and

•                  loans by us to our PRC subsidiaries, which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

The Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, was issued by SAFE in 2008. Pursuant to Circular 142, RMB capital resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the scope of business as approved by the applicable governmental authority and cannot be used for domestic equity investments, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of Circular 142 could result in severe monetary fines or penalties. We expect that if we convert the net proceeds from our initial public offering into RMB pursuant to Circular 142, our use of RMB funds will be within the approved scope of business of our PRC subsidiary. Such scope of business includes “technical services” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiary. Under PRC laws and regulations, although PRC governmental authorities are required to process such approvals and/or registrations or deny our application within a prescribed time period, the actual time taken, however, may be longer due to administrative delays. We cannot assure that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we expect to receive from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiary.”

On March 30, 2015, SAFE issued SAFE Circular 19, which will become effective on June 1, 2015, to reform the administration of conversion of foreign currency registered capitals of foreign-invested enterprises nationwide based on previous regional experimental experience. SAFE Circular No. 142 and SAFE Circular 36 will be repealed simultaneously when SAFE Circular 19 comes into effect. Circular 19 adopts a concept of “discretionary conversion” as opposed to conversion on a payment basis as set forth in Circular 142. Discretionary conversion is defined in Circular 19 as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under Circular 19. However, use of any Renminbi funds converted from its registered capital shall be based on true transaction. In addition, equity investments using converted registered capital are no longer prohibited under Circular 19.

Regulations on Employee Stock Options Plans

In 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. SAFE issued implementing rules for these measures in 2007 that specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. In 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Listed Companies. In 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies to replace the former procedures. The new notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially with respect to the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the former procedures. The purpose of both the former procedures and the new notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock holding plans or share option plans of overseas listed companies.

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such resident an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or exercise of share options, as PRC residents may not directly use overseas funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including for example, any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules with respect to depositing foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the new notice require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or share option plan are subject to the new notice. If we or our PRC employees fail to comply with the new notice, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restrictions on foreign currency conversions and additional capital contributions to our PRC subsidiary.

In addition, the State Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income taxes. Our PRC subsidiary has obligations to file documents related to employee share options with the relevant tax authorities and withhold individual income taxes of employees who exercise their share options.

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.”

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits. If we are made subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rules established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

C.                                    Organizational Structure

Weibo is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries and VIEs. The following diagram illustrates our corporate structure, including our major subsidiaries and consolidated variable interest entities, as of the date of this annual report:

Equity interest.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement.

(1)

The shareholders of Weimeng are four non-executive PRC employees of our company or SINA, Y. Liu, W. Wang, Y. Lu and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The shareholders of Weimeng are not shareholders of our company.

Contractual Arrangements with Weimeng

The capital investments in Weimeng were funded through Weibo Technology and recorded as interest-free loans to the shareholders of Weimeng. As of December 31, 2014, the total amount of interest-free loans to the shareholders of Weimeng was RMB55 million ($9.1 million). Under various contractual agreements, the shareholders of Weimeng are required to transfer their ownership in Weimeng to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of Weimeng are assigned to Weibo Technology. Weibo Technology has the power to appoint all directors and senior management personnel of Weimeng. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with Weimeng, under which Weibo Technology provides technical services and other services to Weimeng in exchange for substantially all of the economic benefits of Weimeng. In addition, the shareholders of Weimeng have pledged their shares in Weimeng as collateral for repayment of loans and payment of fees on technical and other services due to us.

The following is a summary of the VIE agreements with Weimeng:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Weimeng with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In our combined and consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

Share Transfer Agreements. Each shareholder of Weimeng has granted Weibo Technology an option to purchase his shares in Weimeng at a purchase price equal to the amount of capital injection. Weibo Technology may exercise such option at any time until it has acquired all shares of Weimeng, subject to applicable PRC laws. The options will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Loan Repayment Agreements. Each shareholder of Weimeng has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfers. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Agreement on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of Weimeng has authorized Weibo Technology to exercise all his voting power as a shareholder of Weimeng on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Weimeng, including without limitation appointment of directors, transfer, mortgage or dispose of Weimeng’s assets, transfer of any equity interest in Weimeng, and merger, split, dissolution and liquidation of Weimeng. The authorizations are irrevocable and will not expire until Weimeng dissolves.

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreements and for the payment obligations of Weimeng under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. The term of these agreements will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology. In the year ended December 31, 2014, the total amount of service fees that Weibo Technology received from Weimeng under these service agreements and the trademark license agreement was $187.8 million, which was based on the actual cost incurred for providing the services and the cash position and operations of the VIE. Service fees of nil and $79.2 million were charged for the years ended December 31, 2012 and 2013.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that our arrangements with Weimeng are not in conflict with current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that our transfer pricing structure was not done on an arm’s-length basis and therefore constitutes favorable transfer pricing, they could request that Weimeng adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of Weibo Technology but could adversely affect us by increasing Weimeng’s tax expenses, which could subject Weimeng to late payment fees and other penalties for underpayment of taxes and/or could result in the loss of tax benefits available to Weibo Technology in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

D.                                    Property, Plant and Equipment

Our headquarters and our principal product development facilities are located in Beijing. We have leased an aggregate of 32,065 square meters of office space including Beijing, Tianjin, Chengdu, Shanghai and Hangzhou as of December 31, 2014. These leases vary in duration from one to three years. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space with us for our employees to use.

The servers that we use to provide our products and services are primarily maintained at China Telecom and China Unicom branches in cities across China, such as Beijing, Shanghai, Guangzhou and Tianjin, but they also include servers located at various internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong. We share the use of these servers with SINA under a transitional services agreement. Maintenance and repair are the responsibility of SINA employees for the time being, and these services are also governed by the transitional services agreement. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA—Transitional Services Agreement.”

Item 4A.                        Unresolved Staff Comments

None.

Item 5.                                 Operating and Financial Review and Prospects

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our business and repetitive financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information—D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.

A.                                    Operating Results

Overview

As a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Since our inception in August 2009, we have achieved significant scale. In December 2014, we had 175.7 million MAUs and 80.6 million average DAUs, increasing from 129.1 million MAUs and 61.4 million average DAUs in December 2013, and 96.7 million MAUs and 45.1 million average DAUs in December 2012. Approximately 80% of our MAUs in December 2014 accessed Weibo through mobile devices at least once during the month.

We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers, ranging from key accounts to Alibaba/e-commerce merchants to SMEs to individuals. We generate a substantial majority of our revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad products. We have developed and are continuously refining our SIG recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness on Weibo.

The value we create for our users and customers is enhanced by our platform partners, which include media outlets and developers of games and other applications. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties, and develop products and applications on our platform, enriching the experience of our users while increasing our monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, including game developers.

We began monetization of our platform in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through game-related and other value-added services. We generate advertising and marketing revenues from social display ads, which we introduced in 2012, and mobile-adapted promoted marketing arrangements, such as promoted feeds which we launched in 2013. We have since experienced rapid revenue growth. Our revenues increased from $65.9 million in 2012 to $188.3 million in 2013 and further to $334.2 million in 2014.  We had a net loss of $62.6 million in 2014, as compared to a net loss of $102.5 million in 2012 and a net loss of $38.1 million in 2013.  The increase in our net loss in 2014 was primarily due to $47.0 million loss in fair value change of investor option liability.

Major Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Popularity of Social Media. We have benefited from the growth in popularity of social media in China and in Chinese communities around the world. However, social media is relatively new, especially in China, and our results of operations will be affected by the extent to which social media continues to grow in popularity and becomes further integrated into people’s everyday lives.

User Growth. Our revenues are ultimately affected by the growth in our active user base, and strategies we pursue to achieve active user growth may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception in August 2009. In general, the proportion of internet users in more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. The term “tier 1 cities” comprises the four cities of Beijing, Shanghai, Guangzhou and Shenzhen, while “tier 2 cities” is commonly understood to include up to two dozen other large cities, mostly in the more developed coastal regions of China. Residents of tier 1 cities are early adopters of new technology and are influential in setting social trends, and this is also true of residents of tier 2 cities compared to residents of lower-tier cities and the rest of the country. Our ability to grow our active user base will depend in part on the success of our strategies to attract more new active users from lower-tier cities and towns in China.

Our top priority currently is to grow user scale and user engagement especially on mobile, and we may not see these efforts translate into revenues and profits in the short term. We are at an early stage of monetizing our platform and our monetization model is new and evolving. Therefore, we are unable to gauge the period-to-period growth of our revenues based on any particular user traffic metric. Furthermore, our ability to monetize our user traffic depends to a large degree on how well the demographic profile and social interests of our users fit the audience profile that our advertising and marketing customers hope to reach at any given time. Our user growth rate may decrease as the size of our user base increases to an even larger scale, and due to the media nature of our platform, the growth of our users may not be linear.

User Engagement. Changes in user engagement could affect our results of operations, especially since we began generating revenues from promoted marketing arrangements in 2013. We need to motivate our users to engage actively with the content on our platform, both to secure an abundant supply of user-generated content for our users and to ensure that we have a broad audience to consume the advertising and marketing services that we sell. In particular, we need to further increase the use of Weibo on mobile devices, as we expect mobile usage in China and globally to increase at a faster rate than desktop computer usage for the foreseeable future. We plan to continue to enhance our user experience and engagement by improving our product features, offering new products, expanding our content offerings through collaboration with platform partners, developing and integrating more mobile applications to drive mobile user engagement, and continuing to refine Weibo’s SIG recommendation engine to improve relevance and targeting ability.

Monetization. We have a very short history of monetizing our platform and we are still exploring the most effective ways of monetization without adversely affecting user experience. Furthermore, social media is still in the early stages of gaining acceptance as an effective means of advertising. We monitor user engagement and adjust our pricing strategies to optimize the value of our platform for our users and our advertising and marketing customers. We plan to increase the monetization of our platform by managing our inventory of advertising resources more effectively, improving the targeting capabilities of our advertising and marketing services, developing new products and formats for adoption by existing and new advertising clients, increasing mobile monetization, and continuing to expand our platform for application developers. We also plan to further diversify our monetization through growing our other services. We started monetizing our platform in 2012 by selling PC-based social display ads initially. We introduced mobile-adapted promoted marketing arrangements, such as promoted feeds, in the second quarter of 2013 to SMEs and then to key accounts in the second quarter of 2014. We cannot quantify the extent to which mobile usage of Weibo is substituting for, rather than incremental to, usage of Weibo through PCs, but we generally expect mobile usage to increase at a faster rate than usage through PCs for the foreseeable future. Since we are still at the early stage of monetization, we do not expect increasing use of Weibo on mobile devices would affect our financial performance in the near future. However, over the longer term, if more users use mobile devices to access Weibo in lieu of using PCs, our ability to grow our revenues would be dependent on the successful adoption of our mobile monetization, such as mobile-adapted promoted feeds and mobile games, which is in currently trial stage.

Competition. We face significant competition both for the time and attention of Chinese internet users and for the advertising and marketing spending of companies that market to Chinese businesses and consumers. Social media is relatively new as a means of advertising and we compete for advertising and marketing budgets with a wide variety of traditional and new media. We must compete effectively for users and for advertising and marketing customers in order to grow our platform and increase our revenues. We intend to continue to invest in product development, technology infrastructure and our sales and marketing capabilities to address the competition we face.

Products and Services Innovation. Social media is an innovative and fast-changing field, and we must develop innovative products and services that meet the disparate needs of users, advertising and marketing customers and platform partners and roll them out on a timely basis while controlling our product development expenses. We derive a significant portion of our advertising and marketing services revenues from the strategic alliance with Alibaba. Revenue from the strategic alliance is dependent on the development of new products and business models and the adoption of such solutions, which may cause our revenue from Alibaba to fluctuate sequentially. We plan to continue to make significant investments in product development and refining the capabilities of our SIG recommendation engine, and we may invest in or acquire businesses or assets to enhance our products, services and technical capabilities.

Marketing and Brand Promotion. Part of our growth strategy is to attract new users and increase user engagement in less developed lower-tier cities and towns. To execute this strategy, we plan to engage in a variety of marketing and brand promotion campaigns across China, which may cause our sales and marketing expenses to increase significantly in the near future.

Investment in Technology Infrastructure. Our technology infrastructure is critical to providing users, customers and platform partners access to our platform, particularly during major events when activities on our platform increase substantially. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to ensure that technical difficulties do not detract from user experience or deter new users, customers or platform partners from accessing our platform. As 4G and Wi-Fi become more widely available in China, we expect our users to share and consume more content in rich media format, such as photo, video and audio, which will require more infrastructure capacity, and costs to support, than text feeds.

Investment in Talent. Our employee headcount has increased significantly since our inception and we expect this trend to continue for the foreseeable future. There is heavy demand in China’s internet industry for talented technical, sales and marketing, management and other personnel with necessary experience and expertise demanded by fast-growing, large-scale internet social media like Weibo. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including stock-based compensation.

Taxation

We generate the majority of our operating loss from our PRC operations and have recorded income tax provisions (benefits) for the periods presented. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong, Weibo HK, is subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Weibo Technology, Weimeng and Weibo Interactive are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Weibo Technology is qualified as a software enterprise and is entitled to an exemption from the enterprise income tax for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. Weibo Technology was also qualified as a High and New Technology Enterprise in 2014 and entitled to a preferential tax rate of 15%. As of December 31, 2014, Weibo Technology was still in an accumulative loss position.

Weibo Technology, Weimeng and Weibo Interactive are also subject to VAT and related surcharges at a combined rate of 6.7%. Weibo Technology and Weimeng have been subject to VAT since September 1, 2012, and Weibo Interactive since July 1, 2013. Previously, these entities had been subject to business tax and related surcharges at a combined rate of 5.6%. Certain of our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 3%.

Dividends paid by our subsidiary in China, Weibo Technology, to our intermediary holding company in Hong Kong, Weibo HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a special exemption. If Weibo HK satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid by Weibo Technology to Weibo HK will be subject to a withholding tax rate of 5% instead. See “Item 3. D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

If our holding company in the Cayman Islands, Weibo Corporation, were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%. See “Item 3. D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We and/or our Hong Kong subsidiary may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If Weibo HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, then dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by Weibo Technology to Weibo Corporation would still be subject to PRC dividend withholding tax and whether such tax, if imposed, would be imposed at a rate of 5% or 10%. See “Item 3. D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Critical Accounting Policies, Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP, appearing elsewhere in this annual report on form 20-F. The preparation of these combined and consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, judgments and assumptions on an on-going basis.

Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our combined and consolidated financial statements:

Basis of Presentation, Combination and Consolidation

Weibo was founded by SINA, our parent company, in August 2009. Prior to the establishment of Weibo Corporation, the operations of Weibo business was carried out by various subsidiaries and VIEs of SINA. After the establishment of Weibo Corporation, Weibo HK, Weibo Technology and Weimeng, we gradually completed our reorganization before our initial public offering, including the acquisition of Weibo Interactive from SINA effective in December 2013.

Since we and SINA are under common control, our combined and consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to the Weibo business for all periods presented. The assets and liabilities have been stated at historical carrying amounts. In addition, our combined and consolidated financial statements have been prepared as if the current corporate structure, including the transfer of Weibo Interactive in December 2013, had been in existence throughout the periods presented.

Only those assets and liabilities that were specifically identifiable to the Weibo business were included in our combined and consolidated balance sheets. For receivables related to us for which SINA first collects the payments from customers, such amount was recorded as accounts receivable due from SINA, any uncollectible losses arising from the accounts receivable due from SINA will pass through to us. For liabilities related to us for which SINA advanced the funding, such amount was included in the accrued liabilities due to SINA. Our combined and consolidated statements of loss and comprehensive loss consisted of all costs and expenses related to us, including costs and expenses related to us that were allocated from SINA. Allocations from SINA, including amounts allocated to cost of revenues, sales and marketing expenses, product development expenses and general and administrative expenses, were based on a methodology that took into consideration our proportion of the revenues, infrastructure usage and labor usage, among other things, that the management believes to be reasonable. Income tax liability was calculated as if we had filed separate tax returns for all the periods presented.

To comply with PRC laws and regulations, we provide substantially all of our services in China via Weimeng and its subsidiary since our reorganization. Weimeng holds critical operating licenses that enable us to do business in China. Most of our revenues, costs and net income (loss) in China are directly or indirectly generated through our VIE and its subsidiary. We have signed various agreements with our VIE to allow the transfer of economic benefits from our VIE and its subsidiary to us. As a result of these contractual arrangements, we are considered the primary beneficiary of Weimeng and its subsidiary and combine and consolidate their results of operations, assets and liabilities in our financial statements.

Our combined and consolidated financial statements may not be reflective of our results of operations, financial position and cash flows had we been operating as a stand-alone company during those periods. Our historical results for any period presented are not necessarily indicative of the results to be expected for any future period. Although we believe that the assumptions underlying our combined and consolidated financial statements and the allocations made to us are reasonable, our basis of presentation and allocation methodologies required significant assumptions, estimates and judgments. Using a different set of assumptions, estimates and judgments would have materially impacted our financial position and results of operations.

Fair Value Measurements

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the combined and consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•                  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•                  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                  Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from related party Alibaba, accounts receivable due from SINA and other related parties, prepaid expenses and other current assets, accounts payable, amount due to SINA, accrued liabilities due to third parties and employees, accrued liabilities due to related parties and deferred revenues approximates fair value because of their short-term nature.

Long-Term Investments

Long-term investments are comprised of investments in publicly traded and privately held companies. For equity investments over which we do not have significant influence, the cost method of accounting is used. For long-term investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. We use the equity method to account for ordinary-share-equivalent equity investments over which we have significant influence but do not own a majority equity interest or otherwise control.

We monitor our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business and records reductions in carrying values when necessary. The fair value determination requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the combined and consolidated statements of loss and comprehensive loss.

The investments in marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than temporary. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our combined and consolidated balance sheets or as a realized loss in the combined and consolidated statements of comprehensive income (loss).

Long-Lived Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in its subsidiaries and consolidated VIEs. We assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of us, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. We adopted the option to apply the qualitative approach to assess its goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to five years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

Stock-based compensation

All stock-based awards to employees and directors, such as stock options and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

We use the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the fair value of our ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of us over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any. Options granted generally vest over four years.

We recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest.

Prior to the initial public offering, the determination of estimated fair value of Weibo requires complex and subjective judgments due to our limited financial and operating history, unique business risks and limited public information on companies in China similar to us. We, with the assistance of an independent valuation firm, evaluated the use of two generally accepted valuation approaches. The income approach was used if a revenue model had been established, the market approach was used if information from comparable companies had been available, or a weighted blend of these two approaches was used if more than one was applicable, to estimate our enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for option liability to Alibaba. For the market approach, we selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks. Prior to our initial public offering, the income approach was applied when the revenue model for us had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as the business developed. After our initial public offering, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied in determining the fair value of the options and restricted share units granted. Changes in these estimates and assumptions could materially affect the determination of fair value of stock-based compensation.

Revenue Recognition

Advertising and Marketing Revenues. Our advertising and marketing revenues are derived principally from online advertising and marketing, including social display ads and promoted marketing. Revenues are recognized only when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. The majority of our revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative selling price for revenue recognition purposes. We have adopted the new revenue recognition policy on multiple-deliverable revenue arrangements, which requires the arrangement consideration to be allocated to all deliverables at the inception of the arrangement on the following basis: (a) vendor-specific objective evidence of the selling price, if it exists; otherwise, (b) third-party evidence of the selling price. If neither (a) nor (b) exists, then we must use (c) our best estimate of the selling price of the deliverable. Currently, we primarily use vendor-specific objective evidence to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, our best estimate of the selling price is used, which has taken into consideration the pricing of advertising areas of our platform with similar popularity and advertisements with similar format and quoted prices from competitors and other market conditions. We recognize revenues on the elements delivered and defer the recognition of revenues for the undelivered elements until the remaining obligations have been satisfied.

Other Revenues. We generate other service revenues principally from fee-based services, including game-related services. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

A majority of game-related revenues are generally generated from the purchase of virtual items by game players through our platform. We collect payments from the game players in connection with the sale of virtual currency, which will later be converted by the game players into in-game credits (game tokens) that can be used to purchase virtual items in online games. We remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

We have determined that the game developers are the primary obligors for the game-related services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. We view the game developers to be our customers, and our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues. Accordingly, we record game-related revenues net of predetermined revenue-sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual currencies net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

Game-related revenues recognition involves management judgments, such as the determination of the principal in providing game-related services and estimating the consumption period of in-game credits. We assess the estimated consumption period periodically, taking into consideration the actual consumption information, types of virtual items offered in the game and user behavior patterns, including average recharge interval and estimated user relationship on the game. Using different assumptions to calculate the revenue recognition of game-related revenues may cause the results to be significantly different. Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the user behavior pattern.

Allowances for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which could materially impact our financial position and results of operations.

Taxation

Income Tax. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our combined and consolidated statements of loss and comprehensive loss. Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

Uncertain Tax Positions. To assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Recent Accounting Pronouncements

The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. We are currently evaluating the impact on our combined and consolidated financial statements of adopting this guidance.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                  Step 1: Identify the contract(s) with a customer.

•                  Step 2: Identify the performance obligations in the contract.

•                  Step 3: Determine the transaction price.

•                  Step 4: Allocate the transaction price to the performance obligations in the contract.

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. We are in the process of evaluating the impact of adoption of this guidance on our combined and consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our combined and consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2015-02 on the combined and consolidated financial statements.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations for the periods indicated. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. We only began to generate revenues in the first half of 2012, and 2013 was the first year in which we generated revenues for the entire fiscal year. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects.”

	For the Year Ended December 31,
	2012	2013	2014
	(in $ thousands)
Combined and Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	51,049	96,976	129,644
Related party Alibaba	—	49,135	107,587
Other related parties	—	2,315	27,551
Total advertising and marketing revenues	51,049	148,426	264,782
Other revenues	14,880	39,887	69,390
Total revenues	65,929	188,313	334,172
Costs and expenses:
Cost of revenues(1)(2)	46,429	59,891	83,599
Sales and marketing(2)(3)	40,380	63,069	120,314
Product development(2)	71,186	100,740	125,832
General and administrative(2)	5,778	22,517	25,719
Total costs and expenses	163,773	246,217	355,464
Loss from operations	(97,844)	(57,904)	(21,292)
Loss from equity method investments	(1,340)	(1,236)	—
Remeasurement gain upon obtaining control	—	3,116	—
Interest and other income (expenses), net(4)	(4,853)	(2,884)	6,758
Change in fair value of investor option liability	—	21,064	(46,972)
Loss before income tax expenses (benefits)	(104,037)	(37,844)	(61,506)
Income tax expenses (benefits)	(1,551)	271	1,128
Net loss	(102,486)	(38,115)	(62,634)
Less: Net loss attributable to the non-controlling interests	—	—	744
Net loss attributable to Weibo	(102,486)	(38,115)	(63,378)

Notes:

(1)         Including cost of revenues from related party of $3,484 thousand, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

(2)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2012	2013	2014
	(in $ thousands)
Cost of revenues	201	4,253	755
Sales and marketing	330	6,150	1,583
Product development	638	9,209	4,392
General and administrative	668	11,630	7,049
Total	1,837	31,242	13,779

(3)         Including sales and marketing from related parties of nil, $878 thousand and $11,160 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

(4)         Including interest expenses on amount due to SINA of $4,923 thousand, $6,709 thousand and $2,838 thousand for the years ended December 31, 2012, 2013 and 2014, respectively.

Revenues

We generate revenues primarily from advertising and marketing services to customers, including social display ad arrangements and promoted marketing arrangements such as promoted feeds. We also generate revenues from fee-based services, including game-related services, VIP membership and data licensing.

2014 Compared to 2013

Our revenues increased by 77% from $188.3 million in 2013 to $334.2 million in 2014.

•                  Advertising and marketing revenues.  Advertising and marketing revenues increased by 78% from $148.4 million in 2013 to $264.8 million in 2014. Revenues from key accounts, who are large brand advertisers, grew by 17% from $81.6 million in 2013 to $95.7 million in 2014. The growth in key account revenues was mostly attributed to the introduction of new ad products, such as Weibo + TV and event-driven advertising offerings, the release of promoted feeds to key accounts in the second quarter of 2014, and the increase in user growth and engagement. Revenues generated from Alibaba were $107.6 million, representing an increase of 119% from 2013, and accounted for 32% of our total revenues in 2014. Revenues from SME customers grew 247% from $17.7 million in 2013 to $61.5 million in 2014. The strong growth in SME revenues was mainly attributed to the increase in the number of SME customers, which grew by 118% from approximately twelve thousand in 2013 to approximately twenty-six thousand in 2014. Self-service marketing was officially launched in 2014, and SME revenues included revenues from self-service marketing, which were insignificant. Customers of self-service marketing, mostly individuals and small businesses, were not included in the SME customer number. In 2014, mobile advertising revenue represented approximately 44% of total advertising revenues, as compared to 28% in 2013, which was attributed to the increase in mobile users. Mobile MAUs increased by 47% from 95.7 million in December 2013 to 140.8 million in December 2014.

•                  Other revenues. Other revenues increased by 74% from $39.9 million in 2013 to $69.4 million in 2014. The increase was mainly attributable to an increase in revenues generated from our game-related services and data licensing, which was launched in late 2013. Our revenues generated from game-related services increased by 46% from $22.9 million in 2013 to $33.3 million in 2014, resulting from an increase in average monthly revenue per paying account.  Our revenues generated from data licensing increased by 288% from $5.9 million in 2013 to $22.7 million in 2014, representing 33% of our total other revenues in 2014. In the fourth quarter of 2014, we adopted a new strategy for data licensing to promote advertising revenue growth. Consequently, revenue generated from data licensing declined from $5.4 million in the fourth quarter of 2013 to $2.9 million in the same period of 2014. We expect our revenues from data licensing to remain flat or decline on a sequential basis in the foreseeable future.

2013 Compared to 2012

Our revenues increased by 186% from $65.9 million in 2012 to $188.3 million for 2013. The increase in revenues was due to the growth of both advertising and marketing revenues and other revenues with the expansion of our user base and our introduction of new sources of revenues. As we only began to generate revenues in the first half of 2012 and continued to introduce new sources of revenues in subsequent quarters, this comparison is not indicative of future growth rates.

•                  Advertising and marketing revenues. Our advertising and marketing revenues increased by 191% from $51.0 million in 2012 to $148.4 million in 2013, primarily due to the increase in revenues from our social display ads, including the revenues from Alibaba relating to the Business Cooperation Agreement dated April 29, 2013. Revenues from social display ads excluding Alibaba increased from $51.0 million in 2012 to $81.6 million in 2013. This increase was driven by the increase in the number of key accounts, who are our social display ad customers excluding Alibaba, from more than 260 in 2012 to approximately 350 in 2013, and the average spending per key account from approximately $195,000 in 2012 to approximately $231,000 in 2013. Advertising sold to Alibaba, accounted for $49.1 million, or 33% of our advertising and marketing revenues in 2013. To a lesser extent, the increase in our advertising and marketing revenues was also due to new forms of marketing services we introduced in 2013 to further monetize our platform, including promoted feeds. In 2013, there were over twelve thousand SME customers that purchased promoted marketing arrangements from us. Revenues from mobile advertising and marketing increased from $10.6 million in 2012 to $41.6 million in 2013 due to the introduction of promoted feeds to SMEs in the second quarter of 2013. Mobile revenues accounted for 66% of FST promoted fee revenues in 2013.

•                  Other revenues. Our other revenues increased by 168% from $14.9 million in 2012 to $39.9 million in 2013. The increase was mainly due to relatively low revenues for game-related services and VIP membership in 2012 as we only began to monetize our platform during the first half of 2012. Our revenue from game-related services increased from $12.7 million in 2012 to $22.9 million in 2013. Our revenue from VIP membership increased from $2.2 million in 2012 to $11.1 million in 2013 primarily due to the increase in the number of our VIP members from 0.4 million as of December 31, 2012 to 0.7 million as of December 31, 2013. Our introduction of additional sources of other revenues in 2013 to further monetize our user base and the content on our platform, including data licensing, also contributed to the increase.

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, and general and administrative expenses, including costs and expenses allocated from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, which mainly include bandwidth and other infrastructure costs, labor costs and turnover tax levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses and commissions. Product development expenses consist primarily of personnel-related expenses and infrastructure costs incurred for new product development and product enhancements. General and administrative expenses consist primarily of personnel-related expenses and professional service fees.

2014 Compared to 2013

Our costs and expenses increased by 44% from $246.2 million in 2013 to $355.5 million in 2014.

•                  Cost of Revenues. Cost of revenues increased by 40% from $59.9 million in 2013 to $83.6 million in 2014. This increase was primarily due to an increase of $13.0 million in VAT, in line with the revenue growth, an increase of $5.6 million in infrastructure costs, an increase of $4.3 million in cost associated with revenue share, as well as an increase of $3.2 million in labor costs, partially offset by a decrease of $3.5 million in stock-based compensation. We expect our cost of revenues in absolute terms to increase in the foreseeable future.

•                  Sales and Marketing. Our sales and marketing expenses increased by 91% from $63.1 million in 2013 to $120.3 million in 2014. The increase was primarily due to an increase of $37.8 million in brand promotion and marketing expenses, including promotional expenses related to the 2014 World Cup, an increase of $20.1 million in personnel-related expenses as a result of increased headcount, wages and other personnel-related costs of our sales and marketing personnel to support our monetization efforts, partially offset by a decrease of $4.6 million in stock-based compensation. We expect our sales and marketing expenses in absolute terms to increase in the foreseeable future.

•                  Product Development. Our product development expenses increased by 25% from $100.7 million in 2013 to $125.8 million in 2014. The increase was primarily due to an increase of $17.3 million in personnel-related expenses as we expanded our product development team to support new product development, product enhancement and SIG recommendation engine improvement efforts, and an increase of $5.8 million in infrastructure costs relating to our data center and other resources used by our product development team, partially offset by a decrease of $4.8 million in stock-based compensation. We expect our product development expenses in absolute terms to increase in the foreseeable future.

•                  General and Administrative. Our general and administrative expenses increased by 14% from $22.5 million in 2013 to $25.7 million in 2014, primarily due to an increase of $5.7 million in personnel-related expenses as we continued to establish our own supporting system separate from SINA following our initial public offering, partially offset by a decrease of $4.6 million in stock-based compensation. We expect our general and administrative expenses in absolute terms to increase in the foreseeable future.

2013 Compared to 2012

Our costs and expenses increased by 50% from $163.8 million in 2012 to $246.2 million in 2013.

•                  Cost of Revenues. Our cost of revenues increased by 29% from $46.4 million in 2012 to $59.9 million in 2013, primarily due to an increase of $9.1 million in our VAT costs as a result of our higher revenues, an increase of $4.1 million in our stock-based compensation primarily related to the Alibaba transaction (see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies, Judgments and Estimates”), and an increase in labor costs. The increase was offset in part by a decrease in content licensing fees we paid to third parties.

•                  Sales and Marketing. Our sales and marketing expenses increased by 56% from $40.4 million in 2012 to $63.1 million in 2013. This increase was primarily due to an increase of $9.7 million to $33.2 million in 2013 in marketing and promotional expenses to promote our products, an increase of $5.8 million in stock-based compensation primarily related to the Alibaba transaction, and an increase of $5.0 million in staff-related expenses related to our sales and marketing personnel resulting primarily from higher wages and other personnel-related costs, including commissions payable to our sales and marketing personnel.

•                  Product Development. Our product development expenses increased by 42% from $71.2 million in 2012 to $100.7 million in 2013. This increase was primarily due to an increase of $12.4 million in staff-related expenses due to the expansion of our product development team, an increase in stock-based compensation costs of $8.6 million primarily related to the Alibaba transaction and an increase in infrastructure costs of $4.1 million representing data center expenses and other resources used by our product development team.

•                  General and Administrative. Our general and administrative expenses increased by 290% from $5.8 million in 2012 to $22.5 million in 2013. The increase was primarily due to an increase of $11.0 million in stock-based compensation primarily related to the Alibaba transaction and an increase of $1.4 million of bad debt provision expenses, primarily resulting from the increase in advertising and marketing revenues.

Interest and Other Income (Expense), Net

2014 Compared to 2013

We had a net interest income of $6.8 million in 2014, as compared to a net interest expense of $2.9 million in 2013, resulting from an increase of $4.5 million in interest income, generated from the net proceeds of our initial public offering, and a decrease of $ 3.9 million in interest expense, as we settled the interest expense on the amount due to SINA in 2014 and had no interest-bearing loans thereafter.

2013 Compared to 2012

Our net interest expense decreased from $4.9 million in 2012 to $2.9 million in 2013, primarily due to an increase of $3.7 million in interest income, which was partially offset by a $1.8 million increase in interest expense. Interest expense accrued prior to the Alibaba transaction was waived by SINA on April 29, 2013.

Change in Fair Value of Investor Option Liability

We recorded a non-cash loss of $47.0 million in the change in fair value of investor option liability in 2014, primarily due to an increase in the fair value of the investor option liability from the beginning of the year to the initial public offering date, when the investor option was fully exercised, which was driven by an increase in the fair value of our ordinary shares. The increase in fair value of our ordinary shares was attributable to factors including our partnership with Alipay to offer a payment solution to our users and the fully exercise of Ali WB’s option.

We had a gain of $21.1 million in change in fair value of investor option liability in 2013, primarily due to a decrease in the expected life of the investor option liability.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2012	2013	2014
	(in $ thousands)
Net cash used in operating activities	(103,642)	(9,369)	(24,679)
Net cash provided by (used in) investing activities	(136,526)	(153,365)	21,045
Net cash provided by financing activities	229,368	406,753	42,695
Effect of exchange rate changes on cash and cash equivalents	18	(489)	(2,035)
Net increase (decrease) in cash and cash equivalents	(10,782)	243,530	37,026
Cash and cash equivalents at the beginning of year	13,688	2,906	246,436
Cash and cash equivalents at the end of year	2,906	246,436	283,462

As of December 31, 2012, 2013 and 2014, our total cash, cash equivalents and short-term investments was $122.8 million, $498.8 million and $449.9 million, respectively. Our principal sources of liquidity have been loans from our parent company, SINA, cash collected from advertising and marketing services as well as other services beginning in 2012, the private sale of ordinary and preferred shares to Alibaba in 2013 and the net proceeds from our initial public offering in 2014.  The decline in our cash, cash equivalents and short-term investments as of December 31, 2014 as compared to the amount as of December 31, 2013 was primarily due to the $276.6 million repayment of the amount due to SINA and relevant interests, and equity investments of $45.6 million, partially offset by the receipt of net proceeds of $301.3 million from our initial public offering in April 2014, which is net of offering expenses. Of our $449.9 million in cash, cash equivalents and short-term investments as of December 31, 2014, our affiliated entities within China held $51.7 million, of which $9.3 million was held by our VIE and its subsidiaries, with the remaining balance held by our Cayman Island holding company and Hong Kong subsidiary.

As of December 31, 2013, we had $267.7 million outstanding interest-bearing loans payable to SINA. These loan amounts were advanced by SINA to fund the establishment of our subsidiaries or to provide working capital for the daily operations of our business. The loans are calculated based on actual spending incurred by SINA for the development of the Weibo business at each period end and presented as amount due to SINA in the combined and consolidated balance sheets. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of the People’s Bank of China, which ranged from 2.55% to 3.05%. The outstanding interest-bearing loans payable to SINA as of December 31, 2013 was repaid after our initial public offering.  The balance of $1.7 million amount due to SINA as of December 31, 2014 represented the unpaid amount in relation to the allocated expense from SINA, which was interest-free and payable on demand.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2014 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts; and

•                  loans by us to our PRC subsidiaries, which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.”

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Operating Activities

Net cash used in operating activities in 2014 was $24.7 million. The difference between our net cash used in operating activities and our net loss of $62.6 million in 2014 was primarily due to $47.0 million in non-cash increase in fair value of investor option liability, an increase of $35.0 million in accrued liabilities, $23.1 million in depreciation and amortization, $13.8 million in stock-based compensation and a decrease of $4.7 million in interest payable on amount due to SINA, partially offset by an increase of $43.4 million in accounts receivable due from Alibaba, an increase of $12.7 million in prepaid expenses and other current assets, an increase of $16.6 million in amount due from SINA and other related parties and an increase of $12.0 million in amount due from third parties. The increase in accrued liabilities primarily arising from the increased amounts due to employees payroll and bonus payable and increased payable for marketing expenses and sales rebates. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business. The increases in accounts receivable and in prepaid expenses and other current assets were in line with our revenue growth.

Net cash used in operating activities in 2013 was $9.4 million. The difference between our net cash used in operating activities and our net loss of $38.1 million in 2013 was primarily due to an increase of $35.9 million in accrued liabilities due to third parties and employees, a decrease of $24.5 million in accounts receivable due from SINA, $21.5 million in depreciation and amortization and an increase of $12.6 million in deferred revenues, partially offset by an increase of $26.9 million and $21.3 million in accounts receivable due from third parties and Alibaba, respectively, and change in fair value of investor option liability of $21.1 million. The increase in accrued liabilities due to third parties and employees primarily arising from the increased amounts due to employees in connection with the Alibaba investment and increased payable for marketing expenses and sales rebates. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business. The increases in deferred revenues and accounts receivable due from Alibaba and third parties were primarily due to the growth of our business.

Net cash used in operating activities for 2012 was $103.6 million. The difference between our net cash used in operating activities and our net loss of $102.5 million during the same period was primarily due to an increase of $26.6 million in accounts receivable due from SINA and an increase of $3.1 million in prepaid expenses and other current assets, partially offset by $16.4 million in depreciation and amortization, an increase of $4.9 million in interest payable on amount due to SINA and an increase of $2.2 million in deferred revenues. The increase in accounts receivable due from SINA was primarily due to our commencing monetization of our platform in 2012. The depreciation and amortization were primarily related to the servers, computers and other office equipment that we purchased for conducting our business. The increase in prepaid expenses and other current assets primarily included prepayments of rental expenses.

Investing Activities

Net cash provided by investing activities in 2014 was $21.0 million. This was primarily due to the maturity of short-term investments of $321.2 million, partially offset by the purchase of short-term investments of $230.2 million, investment and prepayment in long-term investments of $45.6 million, purchases of property and equipment of $14.7 million, and cash paid for business acquisition, net of cash acquired of $9.6 million.

Net cash used in investing activities in 2013 was $153.4 million. This was primarily due to the purchase of short-term investments of $250.0 million, purchases of property and equipment of $12.0 million and investment and prepayment in long-term investments of $8.9 million, partially offset by the maturity of short-term investments of $117.6 million.

Net cash used in investing activities for 2012 was $136.5 million. This was due to the purchase of short-term investments of $117.6 million, as well as purchases of property and equipment of $19.0 million.

Financing Activities

Net cash provided by financing activities in 2014 was $42.7 million. This primarily consisted of a net proceeds of $306.5 million received from our initial public offering, funding of $15.8 million from SINA, partially offset by repayment of $269.0 million in principle loans to SINA, our payments for ordinary shares and repurchased vested options of $6.9 million associated with Alibaba transaction in 2013 and payment of offering expenses of $5.2 million.

Net cash provided by financing activities in 2013 was $406.8 million. This primarily consisted of proceeds of $585.8 million received from Alibaba for the sale of our ordinary and preferred shares and funding of $26.6 million from SINA, partially offset by repayment of $159.8 million in loans to SINA and our payments for ordinary shares and repurchased vested options of $45.9 million.

Net cash provided by financing activities for 2012 was $229.4 million. This was primarily due to funding of $233.7 million from SINA for operational purposes, partially offset by payments for ordinary shares and repurchased vested options of $4.3 million.

The loans from SINA were presented as cash flow from financing activities in our combined and consolidated statements of cash flows, while cash payment for billings from SINA of costs and expenses allocated was presented under operating activities.

Holding Company Structure

Weibo Corporation is a holding company with no material operations of its own. We conduct our operations primarily through Weibo Technology, Weimeng, Weibo Interactive and its subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Weibo Technology, Weimeng and Weibo Interactive is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of Weibo Technology, Weimeng and Weibo Interactive may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2014, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $163.0 million. Weibo Technology has never paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Capital Expenditures

Our capital expenditures are primarily incurred to purchase servers, computers and other office equipment. Our capital expenditures were $19.0 million in 2012, $12.0 million in 2013 and $14.7 million in 2014. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

C.                                    Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. See “Item 4.B. Information on the Company—Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in $ thousands)
Operating lease commitments	19,789	11,489	8,300	—	—
Purchase commitments	65,265	58,498	6,528	123	116
Total	85,054	69,987	14,828	123	116

Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2017. Our leasing expense was $6.8 million, $8.8 million and $14.9 million in the years ended December 31, 2012, 2013 and 2014, respectively. The majority of the operating lease commitments are from our office lease agreements in China. Purchase commitments primarily include minimum commitments for internet connection and marketing activities.

As of December 31, 2013, we had outstanding interest-bearing loans payable to SINA in the amount of $267.7 million. These loans were advanced by SINA to provide working capital for the daily operations of our business prior to our initial public offering. The interest-bearing loans were repaid to SINA after our initial public offering in June 2014. The balance of amount due to SINA as of December 31, 2014 was $1.7 million, representing the unpaid amount in relation to the allocated expense from SINA, which was interest free and payable on demand.

G.                                   Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.                                 Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of the date of this annual report.  There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position
Charles Chao	49	Chairman of the Board of Directors
Hong Du	43	Director
Daniel Yong Zhang	43	Director
Yichen Zhang	51	Independent Director
Frank Kui Tang	46	Independent Director
Gaofei Wang	36	Chief Executive Officer
Herman Yu	44	Chief Financial Officer
Yajuan Wang	46	Vice President, Business Operations

Charles Chao has served as our Chairman of the Board since our inception. He has served as the Chairman of the Board of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. He also served as SINA’s Executive Vice President from April 2002 to June 2003 and Vice President, Finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Co-Chairman of E-House (China) Holdings Limited, an NYSE-listed real estate services company, a director of Leju Holdings Ltd., an NYSE-listed company providing online-to-offline (O2O) real estate services in China and a subsidiary of E-House, and a director of NetDragon Websoft Inc., an HKSE-listed company providing technology for online gaming. Mr. Chao holds a Master of Professional Accounting degree from the University of Texas at Austin, an M.A. in Journalism from the University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

Hong Du has served as our director since January 2014. Since February 2013, Ms. Du has served as SINA’s Co-President and Chief Operating Officer. Ms. Du joined SINA in November 1999 and worked in Business Development until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as the General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, Senior Vice President of Sales and Marketing from February 2007 to February 2008, and Chief Operating Officer from February 2008 to February 2013. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in management information systems from San Francisco State University.

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been chief operating officer of Alibaba Group Holding Limited, a leading online and mobile commerce company listed on the NYSE, since September 2013, and has served as Alibaba’s director since September 2014. He is responsible for overseeing e-commerce business operations including the Alibaba B2B business, B2C business (Tmall.com, Juhuasuan and local services), Taobao business, mobile business, international B2C business, O2O retail, online travel and advertising. After joining Alibaba group in August 2007, Mr. Zhang served multiple positions within the group. He was chief financial officer of Taobao from August 2007 until June 2011, and also served as general manager of Tmall during the latter three years in this period.  He was appointed president of Tmall.com in June 2011, when Tmall.com became an independent platform. He also served as the senior vice president of Alibaba Group from January 2011 until September 2013. Before joining Alibaba Group, Mr. Zhang served as chief financial officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai, prior to which he worked in the Shanghai office of Arthur Andersen for seven years. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics. He is a member of the Chinese Institute of Certified Public Accountants.

Yichen Zhang has served as our independent director since January 2014. Mr. Zhang has served as a director of SINA since May 2002. Since 2003, Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited, a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid-1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. Mr. Zhang is a graduate of the Massachusetts Institute of Technology.

Frank Kui Tang has served as our independent director since April 2014. Mr. Tang is one of the founders of FountainVest Partners, a private equity fund dedicated to China, and has served as its Chief Executive Officer since 2008. Before founding FountainVest Partners, Mr. Tang was a Senior Managing Director at Temasek Holdings and the head of its China investments from 2005 to 2007. Prior to that, Mr. Tang was a Managing Director at Goldman Sachs where he worked from 1994 to 2005. Mr. Tang holds an M.B.A. degree from Columbia University.

Gaofei Wang has served as our Chief Executive Officer since February 2014. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile from November 2006 to November 2012. Mr. Wang is currently a director of Jiayuan.com International, an online dating company listed on NASDAQ. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.

Herman Yu has served as our Chief Financial Officer since March 2015. Previously, Mr. Yu worked at SINA, as Chief Financial Officer from August 2007 to March 2015, as Acting Chief Financial Officer from May 2006 to August 2007 and as Vice President & Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, in the roles of Chief Auditor and Corporate Marketing Controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems and VeriFone. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. He is currently a director of 58.com Inc., an online classified listing company listed on the New York Stock Exchange, and Tiange, a live, social video platform company listed on the Hong Kong Stock Exchange. Mr. Yu holds an M.A. in Accountancy from the University of Southern California and a B.A. in Economics from the University of California.

Yajuan Wang has served as our Vice President, Business Operations since February 2014. From May 2012 to February 2014, Ms. Wang held the position of Vice President, Business Operations at SINA. Prior to joining SINA, Ms. Wang worked at Baidu as Director of Business Operations from November 2008 to April 2012. Previously, Ms. Wang worked at Microsoft (China) as Customer/Partner Experience Manager from May 2003 to July 2004 and at China Hewlett-Packard from 1993 to 2002, mainly responsible for Customer Service Delivery. Ms. Wang holds an EMBA degree and a B.A. in Information Science from Peking University.

Conflict of Interest

Two directors of our company are also executive officers of SINA. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for SINA and us. If we have any conflicts of interest with SINA, we may not resolve such conflicts on favorable terms for us because of SINA’s controlling ownership interest in us and the overlapping director and officer positions at both companies.

B.                                    Compensation

For the year ended December 31, 2014, we paid an aggregate of approximately $0.7 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we will be entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. In connection with the employment agreement, each senior executive officer has entered into an intellectual property ownership and confidentiality agreement and agreed to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer has also agreed that we shall own all the intellectual property developed by such officer during his or her employment.

Share Incentive Plans

2010 Share Incentive Plan

We adopted our 2010 Share Incentive Plan, or the 2010 Plan, in August 2010 to link the personal interests of our employees, directors and consultants to the success of our business. The maximum aggregate number of shares which may be issued under the 2010 Plan is 35,000,000 ordinary shares. The following paragraphs summarize the terms of the 2010 Plan.

Types of Awards. The 2010 Plan permits the awards of options, share appreciation rights, restricted shares and restricted share units.

Plan Administration. A committee consisting of at least two individuals determined by our board acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2010 Plan and any award agreement.

Award Agreement. Options to purchase ordinary shares granted under the 2010 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The excises price of an option or a share appreciation right will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our employees, directors or consultants or employees, directors or consultants of our affiliates.

Term of the Awards. The term of each option or share appreciation right granted under the 2010 Plan shall not exceed ten years from date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Acceleration of Awards upon Change in Control. The plan administrator may determine, at the time of grant or thereafter, that an award shall become vested and exercisable, in full or in part, in the event that a change in control of our company occurs.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate on August 15, 2020 provided that our board may terminate the plan at any time and for any reason.

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 5,647,872, plus an automatic increase on January 1, 2015 by an amount equal to 10% of the total number of our ordinary shares on an as-converted and fully-diluted basis as of December 31, 2014. As of December 31, 2014, no option was granted and 2,950,706 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2014 Plan.

Types of Awards. The 2014 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2014 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Exercise Price and Purchase Price. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

Eligibility. We may grant awards to our employees, consultants or directors, employees of our parent company and subsidiaries or consultants of our affiliates.

Term of the Awards. The 2014 Plan shall be valid and effective for a period of ten years from the date of effectiveness. The term of each option grant shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement with each award recipient.

Transfer Restrictions. Unless otherwise provided by applicable law and by the award agreement, awards under the 2014 Plan may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions.

Termination. The plan administrator may at any time terminate the operation of the 2014 Plan.

The following table summarizes, as of March 31, 2015, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2010 Plan and the 2014 Plan:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Charles Chao	*	(1)	—	October 10, 2014	—
Hong Du	*		$0.36	September 28, 2010	September 28, 2017
	*	(1)	—	April 4, 2014	—
Yichen Zhang	*	(1)	—	November 8, 2013	—
	*	(1)	—	April 4, 2014	—
Frank Kui Tang	*	(1)	—	April 4, 2014	—
Gaofei Wang	*		$0.36	September 28, 2010	September 28, 2017
	*	(1)	—	April 4, 2014	—
	*	(1)	—	October 10, 2014	—
Herman Yu	*	(1)	—	November 8, 2013	—
	*	(1)	—	February 5, 2015	—
Yajuan Wang	*		$3.36	July 20, 2012	July 20, 2019
	*		$3.25	January 1, 2013	January 1, 2020
	*		$3.50	October 8, 2013	October 8, 2020
	*	(1)	—	April 4, 2014	—
	*	(1)	—	January 28, 2015	—
Other grantees	9,151,649		From $0.36 to $3.50	From August 16, 2010 to December 30, 2013	From August 16, 2017 to December 30, 2020
	*	(1)	—	From November 8, 2013 to January 28, 2015	—
Total	17,080,696

*                 Less than one percent of our total outstanding shares.

(1)         Restricted share units.

C.                                    Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his interest at the meeting of our board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of our board after he knows that he is or has become so interested.  Following such a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the NASDAQ Stock Market, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Our board of directors may exercise all our powers of the company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge our undertaking, property and assets (present and future) and uncalled capital or any part thereof.

Committees of the Board of Directors

We have established an audit committee and a compensation committee under the board of directors and adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Frank Kui Tang and Mr. Yichen Zhang, and is chaired by Mr. Frank Kui Tang. Mr. Tang and Mr. Zhang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Tang qualifies as an “audit committee financial expert.” As a Cayman corporation, we are permitted to rely on the home country exemption under NASDAQ rules to reduce the size of our audit committee to two members. An audit committee of two independent directors would satisfy Rule 5605(c)(2).  We have elected to follow home country practice in terms of the number of audit committee members. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•                  reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and the independent registered public accounting firm;

•                  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Yichen Zhang and Mr. Frank Kui Tang, and is chaired by Mr. Yichen Zhang. Mr. Zhang and Mr. Tang satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•                  reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•                  approving and overseeing the total compensation package for our executives other than the three most senior executives;

•                  reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•                  periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10.B. Additional Information—Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting. After the completion of our initial public offering, at each annual general meeting of our company, one-third of our directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot.  A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director may be removed at any time before the expiration of his period of office by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; or (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; or (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office. In addition, Ali WB has obtained certain board representation rights. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions——Our Relationship with Alibaba.”

D.                                    Employees

As of December 31, 2014, we had 2,915 employees, who are mainly based in Beijing, Shanghai, Chengdu and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2014:

Number of Employees
Function:
Product development	1,761
Sales, customer service and marketing	575
Operations	519
General administration and human resources	60
Total	2,915

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2014 was not significant.

The employee numbers in this “Item 6.D. Directors, Senior Management and Employees—Employees” section do not include employees of SINA who spend part of their time working for our business and who have part of their staff-related expenses allocated to us.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our management and product development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment, provided that we pay compensation equal to 50% of the employee’s salary during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.                                    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31. 2015, by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below is based on 206,643,363 ordinary shares issued and outstanding as of March 31, 2015, comprising of 90,634,141 Class A ordinary shares and 116,009,222 Class B ordinary shares.

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%(1)	%(2)
Directors and Executive Officers:**
Charles Chao(3)	2,939,400	1.4	*
Hong Du	*	*	*
Daniel Yong Zhang	—	—	—
Yichen Zhang	*	*	*
Frank Kui Tang	*	*	*
Gaofei Wang	*	*	*
Herman Yu	*	*	*
Yajuan Wang	*	*	*
All directors and executive officers as a group	6,670,886	3.2	1.5
Principal Shareholders:
SINA Corporation(4)	116,009,222	56.1	79.3
Ali WB Investment Holding Limited(5)	64,883,086	31.4	14.8

Notes:

*                 Less than 1% of our total outstanding shares.

**          Except for Hong Du, Daniel Yong Zhang, Yichen Zhang and Frank Kui Tang, the business address of our directors and executive officers is 7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District, Beijing, 100080, People’s Republic of China. The business address of Hong Du is 12/F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China. The business address of Daniel Yong Zhang is Alibaba Group Holding Limited, 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China. The business address of Yichen Zhang is CITIC, 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The business address of Frank Kui Tang is Suite 705-8, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(1)         For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2015, by the sum of (1) 206,643,363, which is the total number of ordinary shares outstanding as of March 31, 2015, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2015.

(2)         For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2015. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Represents 2,850,000 Class A ordinary shares held by Mr. Charles Chao, 89,400 Class A ordinary shares Mr. Chao has the right to acquire within 60 days after March 31, 2015 upon his vesting of restricted share units.

(4)         Represents 116,009,222 Class B ordinary shares. The address of SINA Corporation is 20/F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China. SINA Corporation is a reporting company under the Exchange Act, which is listed on the NASDAQ Global Select Market.

(5)         Represents (1) 58,883,086 Class A ordinary shares, and (2) 6,000,000 Class A ordinary shares represented by ADSs. The address of Ali WB is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

To our knowledge, as of March 31, 2015, we had 30,853,979 ordinary shares outstanding on an as converted basis that were held by three record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 7.                                 Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

SINA and Ali WB are currently the two largest shareholders of our company. Below are summaries of our relationship with these two shareholders.

Our Relationship with SINA

We are a majority-owned subsidiary of SINA. We have entered into agreements with SINA with respect to various ongoing relationships between us after our initial public offering. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement and a sales and marketing services agreement. The following are summaries of these agreements and of an intellectual property license agreement that we entered into with SINA in April 2013.

Master Transaction Agreement

The master transaction agreement contains provisions relating to our carve-out from SINA. Pursuant to this agreement, we are responsible for all financial liabilities associated with the current and historical social media business and operations that have been conducted by or transferred to us, and SINA is responsible for financial liabilities associated with all of SINA’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and SINA indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, we have agreed to indemnify SINA against liabilities arising from misstatements or omissions in our prospectus dated April 16, 2014 or the registration statement of which it is a part, except for misstatements or omissions relating to information that SINA provided to us specifically for inclusion in our prospectus dated April 16, 2014 or the registration statement of which it forms a part. We also have agreed to indemnify SINA against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to SINA specifically for inclusion in SINA’s annual reports or other SEC filings following the completion of our initial public offering, but only to the extent that the information pertains to us or our business or to the extent SINA provides us prior written notice that the information will be included in its annual reports or other subsequent SEC filings and the liability does not result from the action or inaction of SINA. Similarly, SINA will indemnify us against liabilities arising from misstatements or omissions in its subsequent SEC filings or with respect to information that SINA provided to us specifically for inclusion in our prospectus dated April 16, 2014, the registration statement of which our prospectus dated April 16, 2014 forms a part, or our annual reports or other SEC filings following the completion of our initial public offering.

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which our prospectus dated April 16, 2014 forms a part, including in connection with the activities to implement of our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by SINA and to maintain the same fiscal year as SINA until the first SINA fiscal year-end following the earlier of (1) the first date when SINA no longer owns at least 20% of the voting power of our then outstanding securities and (2) the first date when SINA ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors). We refer to this earlier date as the control ending date. We also have agreed to use our reasonable best efforts to complete our audit and provide SINA with all financial and other information on a timely basis so that SINA may meet its deadlines for its filing of annual and quarterly financial statements.

Under the master transaction agreement, the parties also agree to cooperate in sharing information and data collected from each party’s business operation, including without limitation user information and data relating to user activities. The parties agree not to charge any fees for their cooperation provided under the agreement unless they separately and explicitly agree otherwise.

The master transaction agreement will automatically terminate five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities, provided that the agreement on sharing information and data will terminate on the earlier of (1) the fifteenth anniversary of the commencement of the cooperation period or (2) five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement, the non-competition agreement and the sales and marketing services agreement.

Transitional Services Agreement

Under the transitional services agreement, SINA agrees that, during the service period, as described below, SINA will provide us with various corporate support services, including but not limited to:

•                  administrative support;

•                  operational management support;

•                  legal support;

•                  technology support; and

•                  provision of office facilities.

SINA also may provide us with additional services that we and SINA may identify from time to time in the future.

The price to be paid for the services provided under the transitional service agreement will be the actual direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the services.

The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the transitional services agreement commences on March 14, 2014 and will end on the expiration of five years thereafter. We may terminate the transitional services agreement with respect to either all or part of the services by giving 90-day prior written notice to SINA and paying a termination fee equal to the direct costs incurred by SINA in connection with its provision of services at the time of the early termination. SINA may terminate this agreement with respect to either all or part of the services by giving us a 90-day prior written notice if SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company.

Non-competition Agreement

Our non-competition agreement with SINA provides for a non-competition period beginning upon the completion of our initial public offering and ending on the later of (1) five years after the first date when SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) fifteenth anniversary of the completion of our initial public offering. This agreement can be terminated early by mutual written consent of the parties.

SINA has agreed not to compete with us during the non-competition period in the business that is of the same nature as the microblogging and social networking business operated by us as of the date of the agreement, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with SINA during the non-competition period in the businesses currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business currently operated by us as of the date of the agreement, except for owning non-controlling equity interest in any company competing with SINA.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither SINA nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Sales and Marketing Services Agreement

Under our sales and marketing services agreement with SINA, we agree that SINA will be our sales and marketing agent within the service period commencing on the date of signing and ending on the earlier of (1) the fifteenth anniversary of the commencement of the service period or (2) five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities.

The fee to be reimbursed for the services provided under this agreement shall be the reasonably allocated direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology support and other overhead costs of the department incurring the direct costs of providing the service.

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including “ ,” “ ” and “ ,” and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by SINA in case of our breach as provided in the agreement.

SINA’s Registration Rights

SINA has the same registration rights as those that have been granted to Ali WB. See below “Our Relationship with Alibaba—Registration Rights Agreement.”

Our Relationship with Alibaba

In April 2013, concurrently with forming a strategic alliance with several of our affiliated entities, Alibaba invested $585.8 million through Ali WB, its wholly owned subsidiary, to purchase our ordinary and preferred shares representing approximately 18% of our then total outstanding shares on a fully diluted basis. The following are summaries of our strategic alliance with Alibaba and major rights that Ali WB has as our shareholder.

Strategic Alliance with Alibaba

In April 2013, we entered into a strategic cooperation agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. Assuming the successful development of new products and business models and the growth of effective traffic, the strategic alliance is expected to generate up to RMB2.3 billion ($380 million) in advertising and marketing revenues in aggregate for SINA and us from 2013 to 2015. The initial term of these agreements is from April 2013 to January 2016. Alibaba has the right to terminate the strategic alliance if SINA (i) no longer holds 50% or more of the voting power in Weibo Corporation, Weibo Technology or Weimeng; (ii) no longer has the right to appoint a majority of the members of the board of directors of Weibo Corporation, Weibo Technology or Weimeng; or (iii) no longer directs the business of Weibo Corporation, Weibo Technology or Weimeng.

Shareholders’ Agreement

Concurrently with Alibaba’s purchase of our ordinary and preferred shares in April 2013, we entered into a shareholders’ agreement with Ali WB and SINA which regulates our shareholders’ rights and obligations after Ali WB became our shareholder, which was amended and restated in March 2014. The following are summaries of certain rights that Ali WB is entitled to under the shareholders’ agreement which will either have an impact on our post-IPO shareholding structure or continue to be valid after the completion of our initial public offering.

Ali WB’s Option. Ali WB has been granted an option to increase its ownership in our company up to 30% on a fully diluted basis and determined under the treasury method. In April 2014, Ali WB fully exercised the option to purchase an aggregate of 29,990,778 Class A ordinary shares of our company, at an exercise price of $14.45 per share, which represents a 15% discount to our initial public offering price.

Ali WB’s Right of First Offer. Ali WB has the right of first offer if (1) SINA or any of its wholly owned subsidiaries desires to sell all or any portion of our shares it holds to a third party other than up to 7,000,000 ordinary shares, or (2) any management shareholder desires to sell all or any portion of our shares such shareholder holds to a third party other than up to 20% of the ordinary shares held by such shareholder as of April 29, 2013.

Ali WB’s Board Representation Rights. After Ali WB exercises its option in full, it has the right to appoint a number of directors in proportion to the percentage of its ownership in our company. SINA and Ali WB have entered into a voting agreement to effect the board representation rights. See “—Voting Agreement.”

Voting Agreement

Pursuant to the voting agreement entered into by SINA and Ali WB on April 24, 2014, Ali WB has the right to appoint or nominate such number of directors as is proportional to the percentage of its ownership in our company on a fully diluted basis (such number of directors to be rounded down the closest integer). Nevertheless, the number of non-independent directors Ali WB is entitled to appoint or nominate shall be no fewer than one director but no greater than the number of directors appointed or nominated by SINA as long as Ali WB holds less our shares than SINA. Ali WB’s board representation rights will terminate in the event that more than 50% of its acquired shares, being the total shares of our company acquired by Ali WB in April 2013 and through the exercise of Ali WB’s option under the shareholders’ agreement, are transferred by Ali WB or its permitted transferees to one or more third parties or are no longer held by Alibaba directly, or indirectly through certain subsidiaries. Ali WB may assign its board representation rights to a qualified new investor to whom Ali WB transfers at least 50% of its acquired shares and who meets the requirements set forth in the shareholders agreement and the directors to be appointed by such new qualified investor must meet qualifications set forth in the voting agreement. In May 2014, Mr. Daniel Yong Zhang was appointed by Ali WB as a director of our company.

Registration Rights Agreement

We have entered into a registration rights agreement with SINA and Ali WB. Under the registration rights agreement, each of SINA and Ali WB has the right to require us to register the public sale of all the shares owned by them as well as the right to participate in registrations of shares by us or any of our other shareholders. SINA and Ali WB have customary rights under the registration rights agreement, such as no more than two (2) demand registration rights, unlimited piggyback registration rights, shelf registration rights and rights to request us to pay registration expenses and to bear indemnification liability.

Contractual Arrangements

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Weimeng” for a description of the contractual arrangements between Weibo Technology, Weimeng and the shareholders of Weimeng.

Transactions with SINA

During 2014, we had deemed contribution from SINA of $61.2 million, costs and expenses allocated from SINA of $42.4 million and $15.1 million billed by SINA for other costs and expenses associated with Weibo business, interest expense due to SINA of $2.8 million and repayment on amount due to SINA of $276.6 million. We had amounts due to SINA of $1.7 million and accounts receivable due from SINA of $3.2 million as of December 31, 2014. The $61.2 million deemed contribution for the year ended December 31, 2014, represents the discount borne by SINA upon settlement of investor options.

During 2013, we had deemed contributions from SINA of $13.1 million, costs and expenses allocated from SINA of $44.3 million and interest expense due to SINA of $6.7 million. We had amounts due to SINA of $267.7 million, accounts receivable due from SINA of $1.8 million and accrued liabilities due to SINA of $3.5 million as of December 31, 2013. The $13.1 million deemed contribution for the year ended December 31, 2013, included $4.6 million for the step-up acquisition of Weibo Interactive in 2013 and $8.5 million of interest waived.

During 2012, we had costs and expenses allocated from SINA of $44.0 million and interest expense due to SINA of $4.9 million. We had amounts due to SINA of $393.4 million, accounts receivable due from SINA of $25.7 million and accrued liabilities due to SINA of $5.8 million as of December 31, 2012.

Costs and expenses allocated from SINA represent services that were provided by SINA’s various subsidiaries and VIEs. The service fees were incurred using an allocation methodology based on proportional utilization. See “—Our Relationship with SINA” and “Item 5.A Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

Prior to our initial public offering, amounts due to SINA were calculated based on actual spending incurred by SINA for the development and support of our business, adjusted by amounts repaid to SINA by us at each period end. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of the People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand, but there is an understanding between us and SINA that the loans will be repaid after the completion of our initial public offering. After our initial public offering, we repaid the interest-bearing loan and relevant interest expenses to SINA amounting to $276.6 million. The unsettled payables generated after our initial public offering are interest free and payable on demand.

Transactions with Alibaba

During 2014, we recorded $107.6 million in advertising and marketing services revenues from Alibaba. As of December 31, 2014, we had $64.7 million in accounts receivable due from Alibaba. See “—Our Relationship with Alibaba.” We also had a deemed contribution from Alibaba of $15.3 million, which represents the discount borne by Alibaba upon settlement of investor options. During 2013, we recorded $49.1 million in advertising and marketing services revenues from Alibaba. As of December 31, 2013, we had $21.3 million in accounts receivable due from Alibaba. See “—Our Relationship with Alibaba.”

Transactions with Weibo Interactive and Other Related Parties

Weibo Interactive provided $3.5 million of game platform maintenance services to us in 2012 and the amount due to Weibo Interactive for the services was repaid in 2013. In December 2013, Weibo Interactive was acquired by Weimeng and became a wholly owned subsidiary of Weimeng.

During 2014, we recorded $29.0 million in revenues from other related parties and we recorded $11.2 million in sales and marketing expenses for services received from other related parties. As of December 31, 2014, we had $15.4 million in accounts receivable due from other related parties and $5.8 million in accrued liabilities due to related parties. During 2013, we recorded $2.3 million in advertising and marketing services revenues from other related parties and we recorded $0.9 million in sales and marketing expenses for services received from other related parties. As of December 31, 2013, neither accounts receivable due from other related parties nor accrued liabilities due to related parties had an outstanding balance.

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Incentives

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

A.                                    Combined and Consolidated Statements and Other Financial Information

We have appended combined and consolidated financial statements at the end of this annual report filed as part of this annual report on Form 20-F.

Legal Proceedings

As of December 31, 2014, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our Company’s financial position, profitability or cash flows.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, our company may pay dividends only out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our depositary, will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12.D. Description of Securities Other than Equity Securities—American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

Item 9.                                 The Offer and Listing

A.                                    Offer and Listing Details

Our ordinary shares have been quoted on the NASDAQ Global Select Market system under the symbol “WB” since April 17, 2014. The following table sets forth the high and low trading prices of our ordinary shares for (1) each of the four quarters of the most recent full financial year and the subsequent period and (2) each of the most recent six months:

	Trading Price
	High	Low
Quarterly Highs and Lows
Second Quarter 2014	24.48	16.26
Third Quarter 2014	26.08	18.64
Fourth Quarter 2014	20.48	13.88
First Quarter 2015	15.39	12.11
Monthly Highs and Lows
October 2014	19.12	16.72
November 2014	20.48	17.72
December 2014	18.01	13.88
January 2015	14.80	12.31
February 2015	14.22	12.11
March 2015	15.39	12.65
April 2015 (through April 24, 2015)	17.65	12.9

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing one of our Class A ordinary shares, have been quoted on the NASDAQ Global Select Market system under the symbol “WB” since April 17, 2014.

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

Item 10.                          Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Floor 4, Willow House, Cricket Square, P. O. Box 2804, Grand Cayman KY1-1112, Cayman Islands. The memorandum of association provides, inter alia, that the liability of the members of our company is limited to the amount from time to time unpaid on such member’s shares. The objects for which our company is established are unrestricted, and we shall have full power and authority to carry out any object not prohibited or limited by the Companies Law.

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Duties of Directors” and “Item 6.C. Directors, Senior Management and Employees—Board Practices—Terms of Directors and Executive Officers.”

Ordinary Shares

General

Based on the assumptions and qualifications in its opinion that is filed as an exhibit to the registration statement that includes our prospectus dated April 16, 2014, our Cayman Islands counsel, Maples and Calder, has advised us that all of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of our initial public offering, the register of members was updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary, and the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or shareholders in general meeting (provided always no dividend may exceed the amount recommended by our directors, and provided further that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

Classes of Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time SINA Corporation and its Affiliates (as defined in our post-offering amended and restated memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our post-offering amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to three votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Maples and Calder, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Maples and Calder has confirmed that the inclusion in our post-offering amended and restated memorandum and articles of association of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  the ordinary shares transferred are free of any lien in favor of us;

•                  any fee related to the transfer has been paid to us; and

•                  in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least fourteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total voting power of their outstanding shares in our company.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than two directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting of our company and shall then be eligible for re-election at that meeting. At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election thereat.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; or (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; or (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office.

Proceedings of Board of Directors

Our post-offering memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our post-offering memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•                  increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•                  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  an exempted company’s register of members is not required to be open to inspection;

•                  an exempted company does not have to hold an annual general meeting;

•                  an exempted company may issue no par value, negotiable or bearer shares;

•                  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  an exempted company may register as a limited duration company; and

•                  an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we currently intend to comply with the NASDAQ rules in lieu of following home country practice.

Differences in Corporate Law

We incorporate by reference into this annual report the description of the differences in corporate law contained in the Company’s registration statement on Form F-1, as amended, Registration No. 333-194589, initially filed on March 14, 2014.

C.                                    Material Contracts

We have not entered into any material contracts for the two years immediately preceding the date of this annual report other than in the ordinary course of business and other than those described elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute profits to us, if our PRC resident shareholders beneficial owners fail to comply with relevant PRC foreign exchange rules.”

E.                                    Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the place where the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise” is located. Based on a review of surrounding facts and circumstances, we do not believe that Weibo Corporation or Weibo HK should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if Weibo Corporation is treated as a PRC resident enterprise for PRC tax purposes, it will be subject to PRC tax on its global income at a uniform tax rate of 25%.

In addition, if Weibo Corporation is a PRC resident enterprise, PRC income tax at the rate of 10% will generally be applicable to interest and dividends payable by us to investors that are “non-resident enterprises” of the PRC, if such investors do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends.

Furthermore, any gain realized on the transfer of our ADSs or Class A ordinary shares by such investors would also be subject to PRC income tax at 10% if such gain is regarded as income derived from sources within the PRC.

As most of our operations are located within the PRC, interest and dividends payable by us to you, as well as any gain you may realize from the sale of our ADSs or Class A ordinary shares, may be deemed to be derived from sources within China. As a result, if we are treated as a “resident enterprise” for PRC tax purposes, such interest, dividends and gain may be subject to PRC tax. Any such tax may materially and adversely affect the value of your investment in our ADSs and Class A ordinary shares.

United States Federal Income Tax Considerations

The following is a discussion of the principal U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (“IRS”) and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift or alternative minimum tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ADSs or Class A ordinary shares.

General

The discussion below of U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or Class A ordinary shares and you are, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds our ADSs or Class A ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership holding our ADSs or Class A ordinary shares should consult their tax advisers regarding the tax consequences of an investment in the ADSs or Class A ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operation in our combined and consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and future taxable years.

Assuming we are the owner of our VIE for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2014 and do not expect to be a PFIC for our current taxable year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Considerations” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Class A Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.

In the event that we are deemed to be a PRC resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you are permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

You generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the ADSs or Class A ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over the your holding period for the ADSs or Class A ordinary shares;

•                  amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•                  amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Medicare Tax

An additional 3.8% Medicare tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or Class A ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or Class A ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. You are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of an investment in the ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, you may be required to submit to the IRS certain information with respect to your beneficial ownership of our ADSs or Class A ordinary shares, if such ADSs or Class A ordinary shares are not held on your behalf by a financial institution. This law also imposes penalties if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of ADSs or Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

Our corporate internet address is http://www.weibo.com. We make available free of charge on or through our website our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by the SEC rules. Information contained on Weibo’s website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

I.                                        Subsidiary Information

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Market Risks

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, though there also have been periods when it depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(In thousands)	(In thousands)
Appreciate 2%	3,000	(806)
Appreciate 5%	7,498	(2,015)
Depreciate 2%	(3,002)	806
Depreciate 5%	(7,507)	2,015

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.                          Description of Securities Other than Equity Securities

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                  a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;

•                  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•                  a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•                  the fees, expenses and other charges charged by JPMorgan Chase Bank, N.A. and/or its agent (which may be a division, branch or affiliate) in connection with the conversion of foreign currency into U.S. dollars; and

•                  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency. We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of any increase in any such fees and charges.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2014, we received reimbursement of $1.6 million from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10.B. Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1, as amended (File Number: 333-194589) in relation to our initial public offering of 16,800,000 ADSs representing 16,800,000 of our Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us an additional 2,520,000 ADSs representing 2,520,000 Class A ordinary shares, at an initial offering price of $17.00 per ADS and (ii) our issuance of 2,923,478 Class A ordinary shares to Ali WB in the concurrent private placement, at an exercise price of $14.45 per share, which represents a 15% discount to the initial public offering price. Our initial public offering closed on April 23, 2014. Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC. were the representatives of the underwriters for our initial public offering.

As a result of our initial public offering and the concurrent private placement, we raised an aggregate of approximately $306.5 million in net proceeds, after deducting the underwriting discounts and commissions. For the period from April 16, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used net proceeds from our initial public offering and Concurrent Private Placement to repay the $276.6 million loan amount due to SINA.

Item 15.                          Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. Frank Kui Tang, an independent director (under the standards set forth in NASDAQ Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.                 Code of Ethics

We have adopted a Code of Business Conduct and Ethics which applies to the our directors, officers and employees, including the our principal executive officer, principal financial officer and principal accounting officer. We have posted the code on our corporate website at ir.weibo.com.

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the year ended December 31, 2013 and 2014:

	2013	2014
Audit Fees(1)	701,631	1,434,066
Audit Related Fees(2)	—	1,510,944
All Other Fees(3)	—	19,464

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2013 and 2014, the audit refers to financial audit.

(2)         “Audit-related fees” means fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services.

(3)         “All Other Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with tax advisory related services.

The policy of the Audit Committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. After receiving submissions from the management, the audit committee review and, in its sole discretion, pre-approve all audit and non-audit services. Pre-approval will be made by the audit committee or by one or more members of the audit committee as shall be designated by the audit committee or the chairperson of the audit committee. The person(s) granting such pre-approval shall report it to the audit committee at the next scheduled meeting.

Item 16D.                 Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                  Change in Registrant’s Certifying Accountant

None.

Item 16G.                Corporate Governance

Because SINA owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Stock Market Marketplace Rules, or the NASDAQ Rules. We intend to rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirements:

•                  that our director nominees must be selected or recommended solely by independent directors; and

•                  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

In addition, as a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Rules pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We intend to rely on the exemption available to foreign private issuers for the requirements:

•                  that the board of directors be comprised of a majority of independent directors under NASDAQ Rule 5605(b)(1); and

•                  that an audit committee be comprised of at least three members under NASDAQ Rule 5605(c)(2)(A).

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” and “foreign private issuer” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

Item 16H.                Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                          Financial Statements

The combined and consolidated financial statements of Weibo Corporation and its subsidiaries are included at the end of this annual report.

Item 19.                          Exhibits

Exhibit Number	Description
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant (Filed as Exhibit 3.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which was filed as Exhibit 4.3 to the Company’s Report on Form S-8, Registration No. 333-199022, filed on September 30, 2014, and incorporated herein by reference).

2.2

Registrant’s Specimen Certificate for ordinary shares (Filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

2.3

Deposit Agreement, dated as of April 16, 2014, among the Registrant, the depositary and holder of the American Depositary Receipts (Filed as Exhibit 4.3 to the Company’s Report on Form S-8, Registration No. 333-199022, filed on September 30, 2014, and incorporated herein by reference).

4.1

2010 Share Incentive Plan (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.2

Form of 2014 Share Incentive Plan (Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.3

Form of Indemnification Agreement with the Registrant’s directors (Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

Exhibit Number	Description

4.5

Master Transaction Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.6

Transitional Services Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.7

Non-Competition Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 10.7 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.8

Sales and Marketing Services Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 10.8 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.9

Intellectual Property License Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 10.9 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.10

English translation of the Business Cooperation Agreement between Weibo Internet Technology (China) Co., Ltd. and Alibaba (China) Co., Ltd. (Filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.11

Amended and Restated Shareholders’ Agreement between SINA Corporation, Ali WB Investment Holding Limited and Weibo Corporation (Filed as Exhibit 10.11 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.12*	Voting Agreement between SINA Corporation and Ali WB Investment Holding Limited dated April 24, 2014.

4.13

Registration Rights Agreement between SINA Corporation, Ali WB Investment Holding Limited and Weibo Corporation (Filed as Exhibit 10.13 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.14

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of our VIE (Filed as Exhibit 10.14 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

4.15

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of our VIE (Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.16

English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of our VIE (Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

Exhibit Number	Description

4.17

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of our VIE (Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.18

English Translation of the Share Pledge Agreement between our wholly owned subsidiary and individual shareholders of our VIE (Filed as Exhibit 10.18 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.19

English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and our VIE (Filed as Exhibit 10.19 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.20

English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and our VIE (Filed as Exhibit 10.20 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.21

English Translation of the Trademark License Agreement between our wholly owned subsidiary and our VIE (Filed as Exhibit 10.21 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

8.1*	List of Subsidiaries.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1, File No. 333-194589, filed on March 14, 2014, as amended and incorporated herein by reference).

12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

By:	/s/ Gaofei Wang
Gaofei Wang
Chief Executive Officer

Date: April 28, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation:

In our opinion, the accompanying combined and consolidated balance sheets and the related combined and consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Weibo Corporation (the “Company”) and its subsidiaries at December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2015

WEIBO CORPORATION

COMBINED AND CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of December 31,
	2013	2014

ASSETS
Current assets:
Cash and cash equivalents	$246,436	$283,462
Short-term investments	252,342	166,414
Accounts receivable due from third parties, net of allowances for doubtful accounts of $3,014 and $2,301 as of December 31, 2013 and 2014, respectively	24,175	36,976
Accounts receivable due from SINA and other related parties, net of allowances for doubtful accounts of $228 and $139 as of December 31, 2013 and 2014, respectively (Note 9)	1,830	18,509
Accounts receivable due from related party Alibaba (Note 9)	21,299	64,725
Prepaid expenses and other current assets	5,693	16,104
Total current assets	551,775	586,190
Property and equipment, net	35,702	30,874
Intangible assets, net	3,071	3,539
Goodwill	7,517	11,652
Long-term investments	5,500	45,199
Other assets	3,369	327
Total assets	$606,934	$677,781
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including amounts of the combined and consolidated VIE without recourse to the primary beneficiaries of $87,402 and $173,106 as of December 31, 2013 and 2014, respectively. (Note 1)):

Accounts payable	$824	$2,420
Accrued liabilities due to third parties and employees	52,907	81,692
Accrued liabilities due to related parties (Note 9)	3,507	5,786
Deferred revenues	15,031	20,957
Amount due to SINA	267,722	1,717
Investor option liability	29,504	—
Total current liabilities	369,495	112,572
Long-term liabilities
Deferred tax liabilities	768	873
Total long-term liabilities	768	873
Total liabilities	$370,263	$113,445

WEIBO CORPORATION

COMBINED AND CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of December 31,
	2013	2014

Commitments and contingencies (Note 15)
Mezzanine equity (Note 3)
Convertible preferred shares ($0.00025 of par value per share; 100,000 shares authorized; 30,046 shares issued and outstanding with a redemption value of $16.79 per share as of December 31, 2013).	$479,612	$—
Total mezzanine equity	$479,612	$—
Shareholders’ equity (deficit):
Shareholders’ equity (deficit):
Ordinary shares: $0.00025 par value; 600,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 150,392 and 203,658 shares (including 87,649 Class A ordinary shares and 116,009 Class B ordinary shares) issued and outstanding as of December 31, 2013 and 2014, respectively.	$37	$51
Additional paid-in capital	31,352	904,402
Accumulated other comprehensive income (loss)	521	(2,943)
Accumulated deficit	(274,851)	(338,229)
Total Weibo shareholders’ equity (deficit)	(242,941)	563,281
Non-controlling interests	—	1,055
Total shareholders’ equity(deficit)	(242,941)	564,336
Total liabilities, mezzanine equity and shareholders’ equity	$606,934	$677,781

The accompanying notes are an integral part of these combined and consolidated financial statements.

WEIBO CORPORATION

COMBINED AND CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands, except per share data)

	Year Ended December 31,
	2012	2013	2014
Revenues:
Advertising and marketing revenues
Third parties	$51,049	$96,976	$129,644
Related party Alibaba (Note 9)	—	49,135	107,587
Other related parties (Note 9)	—	2,315	27,551
	51,049	148,426	264,782
Other revenues	14,880	39,887	69,390
Total revenues	65,929	188,313	334,172
Costs and Expenses
Cost of revenues (including cost of revenues from related party of $3,484, nil and nil for the year ended December 31, 2012, 2013 and 2014, respectively)	46,429	59,891	83,599
Sales and marketing (including sales and marketing from related parties of $nil, $878 and $11,160 for the year ended December 31, 2012, 2013 and 2014, respectively)	40,380	63,069	120,314
Product development	71,186	100,740	125,832
General and administrative	5,778	22,517	25,719
Total costs and expenses	163,773	246,217	355,464
Loss from operations	(97,844)	(57,904)	(21,292)
Loss from equity method investment	(1,340)	(1,236)	—
Remeasurement gain upon obtaining control (Note 5)	—	3,116	—
Interest and other income (expenses), net (including interest expense on amount due to SINA of $4,923, $6,709, and $2,838 for the year ended December 31, 2012, 2013 and 2014, respectively)	(4,853)	(2,884)	6,758
Change in fair value of investor option liability (Note 14)	—	21,064	(46,972)
Loss before income tax expenses (benefits)	(104,037)	(37,844)	(61,506)
Less: Income tax expenses (benefits)	(1,551)	271	1,128
Net loss	$(102,486)	$(38,115)	$(62,634)
Less: Net income attributable to the non-controlling interests	—	—	744
Net loss attributable to Weibo	(102,486)	(38,115)	(63,378)
Other comprehensive income (loss)
Currency translation adjustments	18	(372)	(1,401)
Unrealized loss on available-for-sale securities	—	—	(2,067)
Total comprehensive loss	$(102,468)	$(38,487)	$(66,102)
Less: Comprehensive loss attributable to non-controlling interests	—	—	740
Comprehensive loss attributable to Weibo’s ordinary shareholders	(102,468)	(38,487)	(66,842)
Basic net loss per share attributable to Weibo’s ordinary shareholders	$(0.73)	$(0.26)	$(0.34)
Shares used in computing basic net loss per share attributable to Weibo’s ordinary shareholders	140,831	146,820	186,878
Diluted net loss per share attributable to Weibo’s ordinary shareholders	$(0.73)	$(0.26)	$(0.34)
Shares used in computing diluted net loss per share attributable to Weibo’s ordinary shareholders	140,831	146,820	186,878

The accompanying notes are an integral part of these combined and consolidated financial statements.

WEIBO CORPORATION

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands)

	Ordinary Shares		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Non- controlling	Total Shareholders’ Equity
	Shares	Amount	Capital	Income (Loss)	Deficit	Interests	(Deficit)
Balance at December 31, 2011	140,000	$35	$26,597	$993	$(134,250)	$—	$(106,625)
Issuance of ordinary shares pursuant to stock plan	3,445	1	1,230	—	—	—	1,231
Stock-based compensation	—	—	1,837	—	—	—	1,837
Repurchase of vested options	—	—	(7,883)	—	—	—	(7,883)
Net loss	—	—	—	—	(102,486)	—	(102,486)
Currency translation adjustments	—	—	—	18	—	—	18
Balance at December 31, 2012	143,445	$36	$21,781	$1,011	$(236,736)	$—	$(213,908)
Issuance of ordinary shares pursuant to stock plan	3,449	—	1,258	—	—	—	1,258
Issuance of ordinary shares to related party Alibaba	3,498	1	39,037	—	—	—	39,038
Repurchase of vested options	—	—	(37,959)	—	—	—	(37,959)
Non-cash stock-based compensation	—	—	4,105	—	—	—	4,105
Deemed contribution from SINA	—	—	13,092	—	—	—	13,092
Legal transfer of Weibo Interactive and recognition of amount due to SINA	—	—	(10,080)	—	—	—	(10,080)
Net loss	—	—	—	—	(38,115)	—	(38,115)
Currency translation adjustments	—	—	118	(490)	—	—	(372)
Balance at December 31, 2013	150,392	$37	$31,352	$521	$(274,851)	$—	$(242,941)
Issuance of ordinary shares pursuant to stock plan	3,900	1	1,918	—	—	—	1,919
Deemed contribution from SINA due to exercise of call option by Alibaba	—	—	61,176	—	—	—	61,176
Deemed contribution from Alibaba due to exercise of call option by Alibaba	—	—	15,300	—	—	—	15,300
IPO proceeds, net of offering expenses	19,320	5	301,273	—	—	—	301,278
Issuance of ordinary shares to Alibaba	2,923	—	42,224	—	—	—	42,224
Repurchase of ordinary shares from SINA	(2,923)	—	(42,224)	—	—	—	(42,224)
Conversion of preferred shares into ordinary shares	30,046	8	479,604	—	—	—	479,612
Non-cash stock-based compensation	—	—	13,779	—	—	—	13,779
Purchase of subsidiaries’ shares from non-controlling interests	—	—	—	—	—	315	315
Net income (loss)	—	—	—	—	(63,378)	744	(62,634)
Currency translation adjustments	—	—	—	(1,397)	—	(4)	(1,401)
Unrealized loss on available-for-sale securities	—	—	—	(2,067)	—	—	(2,067)
Balance at December 31, 2014	203,658	$51	$904,402	$(2,943)	$(338,229)	$1,055	$564,336

The accompanying notes are an integral part of these combined and consolidated financial statements.

WEIBO CORPORATION

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net loss	$(102,486)	$(38,115)	$(62,634)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,386	21,529	23,060
Stock-based compensation	1,837	4,105	13,779
Provision (reversal) for allowance for doubtful accounts	897	2,345	(802)
Deferred income taxes	(1,551)	271	866
Loss from equity method investment	1,340	1,236	—
Remeasurement gain upon obtaining control	—	(3,116)	—
Change in fair value of investor option liability	—	(21,064)	46,972
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	(258)	(26,930)	(11,998)
Accounts receivable due from SINA and other related parties	(26,567)	24,507	(16,589)
Accounts receivable due from related party Alibaba	—	(21,299)	(43,426)
Prepaid expenses and other current assets	(3,094)	(2,204)	(12,737)
Other assets	—	—	(23)
Accrued liabilities due to third parties and employees	779	35,854	32,770
Accrued liabilities due to related parties	1,935	(5,835)	2,279
Amount due to SINA	—	—	2,747
Deferred revenues	2,217	12,638	5,799
Interest on amount due to SINA	4,923	6,709	(4,742)
Net cash used in operating activities	(103,642)	(9,369)	(24,679)
Cash flows from investing activities:
Purchases of short-term investments	(117,564)	(250,000)	(230,161)
Maturities of short-term investments	—	117,564	321,208
Investment and prepayment in long-term investments	—	(8,885)	(45,611)
Purchases of property and equipment	(18,962)	(12,044)	(14,743)
Cash paid for business acquisition, net of cash acquired	—	—	(9,648)
Net cash provided by (used in) investing activities	(136,526)	(153,365)	21,045
Cash flows from financing activities:
Proceeds from IPO, net of commission	—	—	306,491
Payment of offering expenses	—	—	(5,213)
Proceeds from employees options exercised	—	991	1,508
Proceeds from the issuance of preferred and ordinary shares (Note 3)	—	585,799	—
Payment for ordinary shares and repurchase of vested options	(4,335)	(45,876)	(6,873)
Funding from SINA	233,703	26,644	15,824
Repayment of amount due to SINA	—	(159,816)	(269,042)
Other financing activities	—	(989)	—
Net cash provided by financing activities	229,368	406,753	42,695
Effect of exchange rate changes on cash and cash equivalents	18	(489)	(2,035)
Net increase (decrease) in cash and cash equivalents	(10,782)	243,530	37,026
Cash and cash equivalents at the beginning of the year	13,688	2,906	246,436
Cash and cash equivalents at the end of the year	$2,906	$246,436	$283,462
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—	$(7,580)
Supplemental schedule of non-cash investing and financing activities
Deemed contribution from SINA (Note 9)	$—	$13,092	$61,176
Deemed contribution from related party Alibaba (Note 9)	$—	$—	$15,300
Conversion of preferred shares to ordinary shares	$—	$—	$479,612
Legal transfer of Weibo Interactive and recognition of amount due to SINA	$—	$(10,080)	$—

The accompanying notes are an integral part of these combined and consolidated financial statements.

WEIBO CORPORATION

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and reorganization

Weibo Corporation (“Weibo” or the “Company”) is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging celebrities and organizations on Weibo to amplify their social influence. Weibo generates the majority of its revenues from advertising and marketing services as well as other services, including game-related services, VIP membership and data licensing.

Incorporated in the Cayman Islands, Weibo Corporation is a majority-owned subsidiary of SINA Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) with the new issuance of 19,320,000 Class A ordinary shares. The company received $306.5 million in net proceeds from the issuance of new shares upon the IPO. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase 29,990,778 Class A ordinary shares from SINA and the Company (Note 3). Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Reorganization

Weibo business was founded by SINA, its parent, in 2009. Prior to the establishment of the Company, the operations of Weibo business was carried out by various subsidiaries and variable interest entities (“VIEs”) of SINA (the “Predecessor Operations”). After its establishment, the Company has gradually completed the reorganization steps as described below (the “Reorganization”).

Establishment of Weibo Corporation. Weibo Corporation, an exempted company with limited liability, is the holding company for the Weibo business. Weibo HK is a wholly owned subsidiary of Weibo , and Weibo Technology or the wholly foreign-owned enterprise (“the WFOE”), is a subsidiary of Weibo HK. The Company’s VIE and its subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIE and VIE’s subsidiaries together are referred to as “the Group.”

The following sets forth the Company’s major subsidiaries, VIE and its subsidiary:

Company	Date of Incorporation	Place of Incorporation	Percentage of Direct/ Indirect Economic Interest
Major Subsidiaries*
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or the “WFOE”)	October 11, 2010	PRC	100%

Major VIE and its subsidiary**
Beijing Weimeng Technology Co., Ltd (“Weimeng” or the VIE)	August 9, 2010	PRC	100%

Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’)	Acquired in May 2013 (Note 5)	PRC	100%

Transfer of assets and liabilities relating to the Weibo business to the Group. According to the Company’s Shareholder Agreement dated April 29, 2013, the Group shall be liable for a loan payable to SINA for assets and liabilities incurred by SINA for the development of the Weibo business. The interest on amount due to SINA is calculated based on actual spending incurred by SINA for the development of Weibo business at each period end. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on the amount due to SINA, as well as on the amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand. There is no written loan agreement signed between SINA and Weibo. The interest expenses incurred was $4.9 million, $6.7 million and $2.8 million for the years ended December 31, 2012, 2013 and 2014, respectively. On April 29, 2013, SINA waived the interest charged to the Group in the amount of $8.5 million. The total waived amounts were accounted for as deemed contribution from SINA. In accordance with the Shareholder Agreement, the amount due to SINA after the waiver was $250 million and further cash outlay after April 29, 2013 to support the development of the Weibo business would increase the amount due to SINA. As of December 31, 2013, the Group recorded amount due to SINA of $267.7 million, including an interest payable balance of $4.8 million, all of which was repaid after the IPO.  As of December 31, 2014, Weibo had a $1.7 million payment due to SINA, which is interest free and payable on demand.  Such balance represented the unpaid portion related to the allocated expenses from SINA.

Transfer of Equity Interests in Weibo Interactive. Starting in 2011, SINA held a 55% equity interest in Weibo Interactive, an online-game platform company incorporated in China, and accounted for such interest using the equity method of accounting, as it had no control over the operations and assets of such interest. Weibo Interactive has been providing game platform maintenance services to Weibo since 2012. In May 2013, SINA gained control of Weibo Interactive through a step acquisition in which the remaining 45% equity interest was obtained for a consideration of $4.6 million. In connection with the Reorganization, SINA entered into an agreement to transfer 100% equity interest in Weibo Interactive to the Group for a consideration of $10.1 million effective in December 2013 (Note 5).

The transfer of Weibo Interactive to the Group was accounted for as a business combination between entities under common control, with financial statements presented for prior periods retrospectively adjusted to reflect the transfer from the first day SINA took control in May 2013. The investment in Weibo Interactive prior to the step-up acquisition was also reflected in the Group’s combined and consolidated financial statements as if the investment was held by the Group since 2012, the earliest period presented.

The amounts recognized in the Group’s combined and consolidated financial statements reflect the assets and liabilities of Weibo Interactive at SINA’s historical carrying value. The net equity of Weibo Interactive was reflected in the Group’s combined and consolidated financial statements at the historical carrying value within the equity section as a deemed contribution from SINA. The $10.1 million of consideration payable to SINA was recognized when the transfer became legally effective in December 2013, which resulted in a decrease in equity and a corresponding increase in amount due to SINA. The service fees paid to Weibo Interactive prior to the May 2013 step-up acquisition were disclosed as related party transactions under cost of revenues in the Group’s combined and consolidated statements of loss and comprehensive loss. The service fees paid to Weibo Interactive after the step-up acquisition were eliminated as inter-company transactions.

Intellectual Property License Agreement. The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA grants the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company grants SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by SINA in case of the Company’s breach as provided in the agreement.

Basis of Presentation for the Reorganization. Since the Group and the Predecessor Operations are under common control, the accompanying combined and consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the Predecessor Operations for all periods presented. The assets and liabilities have been stated at historical carrying amounts. In addition, the accompanying combined and consolidated financial statements have been prepared as if the current corporate structure, including the transfer of Weibo Interactive in December 2013, had been in existence throughout the periods presented.

Only those assets and liabilities that are specifically identifiable to Weibo business are included in the Group’s combined and consolidated balance sheets. Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payment to the Group are included in the accounts receivable due from SINA, and, if any uncollectible losses arise from the accounts receivable due from SINA, such losses will pass through to the Group. Liabilities directly related to Weibo but for which SINA will make payment and receive reimbursement from the Group are included in the accrued liabilities due to related parties. The Group was liable for a payable to SINA for assets and liabilities incurred by SINA for the development of the Weibo business and presented as amount due to SINA in the combined and consolidated balance sheets. Loan from SINA is presented under cash flow from financing activities in the combined and consolidated statements of cash flows, whereas cash payment for billings from SINA for costs and expenses allocated is presented under operating activities. The Group’s statements of loss and comprehensive loss consists all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by management. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return.

Total allocated expenses from SINA were as follows:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Cost of revenues	$17,769	$14,760	$—
Sales and marketing	2,506	6,074	17,417
Product development	21,111	19,256	18,362
General and administrative	2,574	4,215	6,581
	$43,960	$44,305	$42,360

However, while the expenses allocated to the Group for these items are not necessarily indicative of the expenses that would have been incurred if the Group had been a separate and independent entity, the Company does not believe that there is any significant difference between the nature and amount of these allocated expenses and the expenses that would have been incurred if the Group had been a separate and stand-alone entity.

Combination and Consolidation

The combined and consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its VIE, of which the Company is the primary beneficiary, and Weibo Interactive, an investment from July 2011 to May 2013. The transfer of Weibo Interactive in December 2013 was accounted for as a business combination between entities under common control with financial statements presented for prior periods retrospectively adjusted to reflect the transfer on a consolidated basis from the first day SINA took control in May 2013, and the financial statements were presented on a combined basis from July 2011 to May 2013 to include the equity method investment in Weibo Interactive. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via Weimeng, or the VIE, which holds critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and net income (loss) in China were generated directly or indirectly through the VIE or the Predecessor Operations. The Company, through its subsidiary, has signed various agreements with the VIE to allow the transfer of economic benefits from the VIE to the Company. The Group has determined that it is the primary beneficiary of the VIE through Weibo Technology’s contractual arrangements with the VIE. Accordingly, the Company has consolidated the VIE’s results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIE are certain nominee shareholders of the Company or SINA. The capital for their investments in the VIE is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIE during consolidation. Each shareholder of the VIE has agreed to transfer his equity interest in the VIE to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIE, including without limitation the right to appoint all directors of the VIE, have been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIE under which Weibo Technology provides technical and other services to the VIE in exchange for substantially all net income of the VIE. In addition, the shareholders of the VIE have pledged their shares in the VIE as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2013 and 2014, the total amount of interest-free loans to the VIE’s shareholders was $1.5 million and $10.5 million, respectively. As of December 31, 2013 and 2014, the aggregate accumulated loss of the VIE was $13.6 million and $18.0 million, respectively, which were included in the Group’s combined and consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cashflows of the VIE and its subsidiary taken as a whole, including the Predecessor Operations, which are included in the Group’s combined and consolidated balance sheets and statements of loss and comprehensive loss:

	As of December 31,
	2013	2014
	(In thousands)
Cash, Cash Equivalents and Short-term Investments	$9,200	$9,271
Accounts receivable	46,575	118,891
Property and equipment, net	1,155	2,092
Goodwill	7,517	11,357
Intangible assets	3,071	3,538
Long-term Investments	—	19,016
Others	6,042	10,223

Total assets	$73,560	$174,388

Accrued liabilities	$18,180	$34,324
Amount due to SINA	38,620	1,514
Amount due to the subsidiaries of the Group	20,933	121,977
Deferred revenues	8,901	14,117
Others	768	1,174

Total liabilities	$87,402	$173,106

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Net revenues	$54,432	$169,819	$298,767
Net income (loss)	$4,531	$24,864	$(4,404)

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Net cash provided by (used in) operating activities	$(5,564)	$25,236	$9,298
Net cash used in investing activities	$—	$(3,120)	$(2,424)
Net cash provided by (used in) financing activities	$5,862	$(14,498)	$(6,965)
Net increase (decrease) in cash and cash equivalents	$298	$7,618	$(91)

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through Weibo Technology and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE and its subsidiary, except for the registered capital of VIE and its subsidiary, amounting to $7.0 million and $15.7 million as of December 31, 2013 and 2014, respectively. Since the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses mainly through its VIE, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of advertising and marketing service provided by the VIE to related parties was nil, $49.1 million and $136.6 million for the years ended December 31, 2012, 2013 and 2014, respectively. The total amount of costs and expenses allocated from SINA to the VIE was $42.7 million, $37.2 million and $16.1 million for the years ended December 31, 2012, 2013 and 2014, respectively. The total amount of game platform maintenance services provided by a related party to the VIE was $3.5 million, nil and nil for the years ended December 31, 2012, 2013 and 2014. In December 2013, the VIE purchased all of the equity interest of a related party providing the game platform maintenance services for a consideration of $10.1 million.

Unrecognized revenue-producing assets held by the VIE include the Internet Content Provision License, the Online Culture Operating Permit, and the domain names of weibo.com, weibo.cn and weibo.com.cn. Recognized revenue-producing assets held by the VIE include customer lists relating to game-related services, game platform technology and a non-compete agreement, which were acquired mostly through acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, game-related services, VIP Memberships and data licensing, as well as trademarks, are also held by Weibo Technology, the WFOE.

The following is a summary of VIE agreements:

Loan Agreements. The Company’s wholly owned subsidiary Weibo Technology has granted interest-free loans to the shareholders of the VIE with the sole purpose of providing funds necessary for capital injection into the VIE. The terms of the loans are for 10 years, and Weibo Technology has the right to, at its own discretion, shorten or extend the terms of the loans, if necessary. These loans were eliminated with the capital of the VIE during consolidation.

Share Transfer Agreements. Each shareholder of the VIE has granted Weibo Technology an option to purchase his shares in the VIE at a purchase price equal to the amount of the capital injection. Weibo Technology may exercise such option at any time until it has acquired all the shares of the VIE, subject to applicable PRC laws. The option will be effective until the earlier of (i) the shareholders of the VIE and Weibo Technology have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIE and Weibo Technology agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the VIE has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment.

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIE has authorized Weibo Technology to exercise all his voting power as a shareholder of the VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of the VIE, including without limitation to the appointment of directors, transfer, mortgage or dispose of the VIE’s assets, transfer of any equity interest in the VIE, and merger, split, dissolution and liquidation of the VIE. The authorizations are irrevocable and will not expire until the VIE dissolves.

Share Pledge Agreements. Each shareholder of the VIE has pledged all of his shares in the VIE and all other rights relevant to the share rights to Weibo Technology, as a collateral security for his obligations to pay off all debts to Weibo Technology, under the loan agreement and for the payment obligations of the VIE under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through sale or auction. During the term of each agreement, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the VIE and the shareholders of the VIE have fully performed their obligations under the above-referred agreements, and (ii) Weibo Technology unilaterally consents to terminate the respective share pledge agreement.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. The VIE has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for the VIE’s online advertising and other related businesses. Under the exclusive sales agency agreement, the VIE has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIE. The term of the technical service agreement and the sales agency agreement will not expire until the VIE dissolves.

Due to its control over the VIE, Weibo Technology has the right to determine the service fee to be charged to the VIE under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of the VIE, applicable tax rates, planned capital expenditure and business strategies. Weibo Technology charged an amount of $79.2 million and $187.8 million in service fees from the VIE under these agreements for the year ended December 31, 2013 and 2014, respectively, which was determined based on the actual cost incurred for providing such service and the cash position and operation of the VIE. No service fees were charged for the years ended December 31, 2012.

Under the trademark license agreement, Weibo Technology has granted the VIE trademark licenses to use its trademarks for specific areas, and the VIE is obligated to pay license fees to Weibo Technology. The term of the agreement is for one year and is automatically renewed provided that there is no objection from Weibo Technology.

The Company believes that the contractual arrangements among its subsidiary, the VIE and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and its subsidiaries in the combined and consolidated financial statements. The Company’s ability to control its VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIE were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIE will occur as a result of the aforementioned risks and uncertainties is remote.

2. Significant Accounting Policies

Basis of presentation and use of estimates

The preparation of the Group’s combined and consolidated financial statements is in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Group believes the basis of combination and consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, and the determination of the estimated useful lives of assets reflect the more significant judgments and estimates used in the preparation of its combined and consolidated financial statements.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net income (loss) attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s combined and consolidated statements of comprehensive income (loss). Non-controlling interests are classified as a separate line item in the equity section of the Company’s combined and consolidated balance sheets and have been separately disclosed in the Company’s combined and consolidated financial statements to distinguish the interests from that of the Company.

Fair value measurements

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the combined and consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•         Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•                          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                          Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from related party Alibaba, accounts receivable due from SINA and other related parties, prepaid expenses and other current assets, accounts payable, amount due to SINA, accrued liabilities due to third parties and employees, accrued liabilities due to related parties and deferred revenues approximates fair value because of their short-term nature. See Note 14 Financial instruments for additional information.

Cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits stated at cost plus accrued interest.

Long-term investments

Long-term investments are comprised of investments in publicly traded and privately held companies. For long-term investments over which we do not have significant influence, the cost method of accounting is used. For long-term investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. The Group uses the equity method to account for ordinary-share-equivalent equity investments over which it has significant influence but does not own a majority equity interest or otherwise control. The Group used the equity method to account for the investment in Weibo Interactive prior to May 2013, when it had significant influence but did not control Weibo Interactive.

The Group monitors its investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business and records reductions in carrying values when necessary. Determination of fair value requires significant judgment in the selection of appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the combined and consolidated statements of loss and comprehensive loss.

The Group invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities under long-term investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to income. The fair value of the investment would then become the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value.

Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the combined and consolidated statements of comprehensive income (loss).

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $16.4 million, $21.3 million and $21.8 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. The Group assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. The Group adopted the option to apply the qualitative approach to assess its goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to five years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

Stock-based compensation

All stock-based awards to employees and directors, such as stock options and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any. Options granted generally vest over four years.

The Group recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest. See Note 6 Stock-based Compensation for further discussion on stock-based compensation.

Prior to the IPO, the determination of estimated fair value of Weibo required complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to Weibo. The Group, with the assistance of an independent valuation firm, evaluated the use of two generally accepted valuation approaches. The income approach was used if a revenue model had been established, the market approach was used if information from comparable companies had been available, or a weighted blend of these two approaches was used if more than one was applicable, to estimate the enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for option liability to Alibaba. For the market approach, the Group selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks. Prior to the IPO, the income approach was applied when the revenue model for Weibo had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as the business developed. After the IPO, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied in determining the fair value of the options and RSUs granted. Changes in these estimates and assumptions could materially affect the determination of fair value of stock-based compensation.

Allowances for doubtful accounts

The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that will not be collected. The Group determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. The Group also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, more bad debt allowances may be required.

Revenue recognition

Advertising and marketing revenues

Advertising and marketing revenues are derived principally from online advertising, including social display ads, and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of the Group’s platform in particular formats and over particular periods of time, which is typically no more than three months. The Group enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed. The Group also enters into cost per day (“CPD”) advertising arrangements with customers, under which the Group recognizes revenues ratably over the contract periods.

Promoted marketing arrangements are primarily priced based on CPM or cost per engagement (“CPE”). An engagement may include when a user clicks on a link, becomes a follower of the marketing customer account, shares the promoted feed or marks the feed as a favorite. Under the CPM model, customers are obligated to pay when the advertisement is displayed, while under the CPE model, customers are obligated to pay based on the number of engagements with the promoted feed.

Revenues are recognized only when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. The majority of the Group’s revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative selling price for revenue recognition purposes. For multiple-deliverable revenue arrangements, it is required that the arrangement consideration to be allocated to all deliverables at the inception of the arrangement on the following basis: (a) vendor-specific objective evidence (VSOE) of selling price, if it exists, otherwise, (b) third-party evidence (TPE) of the selling price. If neither (a) nor (b) exists, then use (c) management’s best estimate of the selling price of the deliverable. The Group primarily uses VSOE to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, the best estimate of the selling price (BESP) is used, which has taken into consideration of the pricing of advertising areas of the Group’s platform with similar popularity and advertisements with similar format and quoted prices from competitors and other market conditions. Revenues recognized with reference to BESP were immaterial for all periods presented. The Group recognizes revenues on the elements delivered and defers the recognition of revenues for the undelivered elements until the remaining obligations have been satisfied.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Group’s properties. Barter transactions in which physical goods or services (other than advertising services) are received in exchange for advertising services are recorded based on the fair values of the goods or services received. Revenues from barter transactions were immaterial for all periods presented.

Other revenues

The Group generates other revenues principally from fee-based services, including game-related services, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivable is reasonably assured and the amounts can be accurately estimated.

Game-related services. Game-related service revenues are mostly generated from the sale of virtual items from games operated by the Company. The Group collects payments from the game players in connection with the sale of virtual currency, which are converted into in-game credits (game tokens) that can be used to purchase virtual items in the third-party developed games. The Group remits certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

The Group has determined that the game developers are the primary obligors for the game-related service given that the game developers are responsible for developing, maintaining and updating the game related services and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. The Group views the game developers to be its customers, and the Group’s primary responsibility is to promote the games of the developers, provide virtual currency exchange service, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues. Accordingly, the Group records game-related revenue, net of predetermined revenue sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual currencies net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits.

VIP Membership. VIP Membership is a service package consisting of user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Data licensing. The Group began to offer data licensing arrangements that allow its customers to access, search and analyze historical and real-time data on its platform. The data licensing arrangement is for a fixed period, typically one year, and such revenue is recognized ratably over the contract period.

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as virtual currency or in-game virtual items sold for game related services and VIP membership.

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover tax levied on the revenues, part of which were allocated from SINA (see Note 1 Reorganization). The Group presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”). Pursuant to the Pilot Program, a VAT was initially imposed in Shanghai starting from January 1, 2012, to replace the business tax in the transport and shipping industry and some of the modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Beginning from August 1, 2013, the Pilot Program was expanded to all regions in PRC. With the implementation of the Pilot Program, the Group is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of its advertising and marketing revenues. Prior to the Pilot Program, the Group was subject to 5.6% business tax and surcharges and 3% cultural business construction fees. The total amount of such taxes on its advertising and marketing revenues for the years ended December 31, 2012, 2013 and 2014 were $4.9 million, $12.5 million and $23.2 million, respectively. For other revenues, the business tax and surcharges were 5.6% before the implementation of the Pilot Program and became 6.7% after switching over to the VAT. The implementation of the Pilot Program has not had a significant impact on the Group’s combined and consolidated statements of loss and comprehensive loss for the years ended December 31, 2013 and 2014.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing, part of which were allocated from SINA (see Note 1 Reorganization). The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2012, 2013 and 2014, the advertising expenses were $23.5 million, $33.2 million and $70.9 million, respectively.

Product development expenses

Product development expenses consist primarily of payroll-related expenses and infrastructure cost incurred for enhancement to and maintenance of the Group’s platform as well as costs associated with new product development and product enhancements, part of which were allocated from SINA (see Note 1 Reorganization). The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Operating leases

The Group leases office space under operating lease agreements with initial lease term up to three years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease, part of which were allocated from SINA (see Note 1 Reorganization). Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. The allocated rental expenses from SINA for the years ended December 31, 2012, 2013 and 2014, were $1.8 million, $3.2 million and $4.0 million, respectively.

Taxation

Income taxes

Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. The Group records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. Income tax liability is calculated based on a separate return basis as if the Group had filed separate tax returns before the Reorganization.

Uncertain tax positions. To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Foreign currency

The Group’s reporting currency and functional currency are the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity (deficit). Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income (expense), net.

Foreign currency translation adjustments included in the Group’s combined and consolidated loss and comprehensive loss for the years ended December 31, 2012, 2013 and 2014 were gain of less than $0.1 million, loss of $0.4 million and loss of $1.4 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Preferred Shares

The preferred shares have been classified as mezzanine equity instead of permanent equity in the Group’s combined and consolidated financial statements as these preferred shares are contingently redeemable upon the occurrence of a conditional event (i.e. a liquidation event), which is not solely within the control of the Company. See Note 3—Investment in Weibo for further details.

Loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities, since these securities are not obligated to share the losses in accordance with the contractual terms.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in computation of basic earnings per share. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares, RSUs and preferred shares, unless they were anti-dilutive. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the combined and consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical segments are presented.

Concentration of risks

Concentration of credit risk. Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Group has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the US, PRC and Hong Kong, which are among the largest and most respected with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2013 and 2014, the Group had $496.2 million and $447.1 million in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China, respectively. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable, including accounts receivable due from third parties, accounts receivable due from related party Alibaba and accounts receivable due from SINA and other related parties, consist primarily of advertising agencies and direct advertising customers. As of December 31, 2013 and 2014, substantially all accounts receivable were derived from the Group’s China operations. Only Alibaba accounted for over 10% of the Group’s net accounts receivable as of December 31, 2013 and 2014.

Excluding the advertising and marketing revenues from Alibaba, most of the Group’s advertising and marketing revenues are from agencies. The Group’s top 10 advertising agencies in China contributed to 20% and 14% of the Group’s total revenues for the years ended December 31, 2013 and 2014. No customer accounted for over 10% of the Group’s total revenue for the years ended December 31, 2012. Only Alibaba accounted for over 10% of the total revenue for the years ended December 31, 2013 and 2014.

Concentration of foreign currency risks. For the years ended December 31, 2012, 2013 and 2014, the majority of the Group’s revenues derived and expenses incurred were in RMB. As of December 31, 2013 and 2014, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $62.1 million and $9.0 million, accounting for 12% and 2% of the Group’s total cash, cash equivalents and short-term investments balance. As of December 31, 2013 and 2014, the Group’s aggregated net accounts receivable balance (including accounts receivable due from third parties, accounts receivable due from related party Alibaba and accounts receivable due from SINA and other related parties) denominated in RMB was $47.3 million and $120.1 million, accounting for almost all of its net accounts receivable balance. As of December 31, 2013 and 2014, the Group’s current liabilities balance denominated in RMB was $56.2 million and $104.8 million, accounting for 15% and 93% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity (deficit) as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Comprehensive loss

Comprehensive loss is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

Recent accounting pronouncements

The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Group is in the process of evaluating the impact of adoption of this guidance on the combined and combined and consolidated financial statements.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•        Step 1: Identify the contract(s) with a customer.

•        Step 2: Identify the performance obligations in the contract.

•        Step 3: Determine the transaction price.

•        Step 4: Allocate the transaction price to the performance obligations in the contract.

•        Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date.. The Group is in the process of evaluating the impact of adoption of this guidance on the combined and consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its financial position, results of operations, or cash flows.

In August 2014, the FASB issued a new pronouncement Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its financial position, results of operations, or cash flows.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Group is currently evaluating the impact on the adoption of ASU 2015-02 to its combined and consolidated financial statements.

3. Investment in Weibo

On April 29, 2013 (“Transaction Date”), Alibaba Group Holding Limited (“Alibaba”) through its wholly owned subsidiary  invested $585.8 million to purchase 30.0 million of preferred shares and 4.8 million of ordinary shares of the Company, representing an ownership interest of 18% on a fully diluted basis. The Company also granted an option to Alibaba to enable it to purchase additional ordinary shares and preferred shares and increase its ownership in Weibo up to 30% on a fully-diluted basis.

Preferred Shares

As of the Transaction Date, the fair value of the preferred shares was $481.0 million. The Group determined that both the redemption and conversion features do not meet the criteria under ASC 815 for bifurcation and, therefore, were not accounted for as an embedded derivative. No beneficial conversion feature charge was recognized for the issuance of the preferred shares, as the estimated fair value of the ordinary shares was equal to or less than the conversion price on the date of issuance. The preferred shares have been classified as mezzanine equity instead of permanent equity in the Group’s combined and consolidated financial statements, as these preferred shares are redeemable contingent upon the occurrence of a conditional event (i.e. a liquidation event), which is not solely within the control of the Company. Due to a liquidation event not considered probable, as of the balance sheet dates, no accretion was recorded to adjust the carrying amount of the preferred shares.

All of the preferred shares were converted to Class A ordinary shares upon the completion of the Group’s initial public offering on April 17, 2014. Immediately prior to the initial public offering, the Company’s preference shares comprised of the following:

Issuance Date	Shares outstanding	Carrying Amount
		(In thousands)
April 29, 2013	30,046,154	$479,612

Prior to the automatic conversion to ordinary share upon the Company’s initial public offering on April 17, 2014, the preference shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of preference shares were entitled to vote together with the holders of ordinary shares, and not as a separate class, on all matters submitted to a vote of the shareholders of the Company, on an as-if-converted basis.

Ordinary Shares

The ordinary shares held by Alibaba, recognized at an initial fair value of $54.2 million as of the Transaction Date, were purchased from the Group’s employees or from the Company for vested employee options repurchased. In order to facilitate the transaction, the Company issued ordinary shares to Alibaba on the Transaction Date and then repurchased the 3.5 million vested options from employees subsequent to the Transaction Date. The consideration for both the ordinary shares and vested options were paid to the Company first and then paid to the employees subsequently. The difference between the proceeds employees received and the fair value of the shares or vested options sold was considered to be compensation for past services in accordance with ASC 718-20. Therefore, a stock-based compensation of $27.1 million was recorded for the year ended December 31, 2013.

Option Liability

The Company granted an option to Alibaba to enable it to purchase additional ordinary shares and increase its ownership in the Company up to 30% on a fully-diluted basis. The call option shall expire immediately upon the earlier of the consummation of (i) any sale of shares by Alibaba of more than 25%, determined in the aggregate with all prior sales, of the acquired shares and (ii) the full exercise of the call option. Alibaba has the right to exercise the option, in whole or in part, at any time, commencing on the Transaction Date and ending on the consummation of a qualified IPO of Weibo. The exercise price of the option shall be equal to the lower of (i) an amount that represents a 15% discount to the IPO offering price per ordinary share in a qualified IPO offering and (ii) a price per ordinary share that implies an equity valuation (exclusive of the purchase price to be paid by Alibaba for these ordinary shares) of $5.5 billion for the Company on a fully diluted basis.

In accordance with ASC subtopic 815-10, the option is deemed legally detachable and separately exercisable from the preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of Weibo, if any, it is not considered indexed to Weibo’s own stock. Accordingly, the call option was recorded as an investor option liability valued at $50.6 million as of the Transaction Date. For the year ended December 31, 2012, 2013 and 2014, nil, $21.1 million of income and $47.0 million of losses, respectively, was recognized based on a subsequent change in fair value in the Group’s combined and consolidated statements of loss and comprehensive loss. See Note 14 for further details.

The Group used the income approach to derive the fair value of the preferred shares, ordinary shares and the option granted to Alibaba as of the Transaction Date and prior to IPO. When using the income approach, the Group applied the discounted cash flow analysis based on the Group’s projected cash flow using management’s best estimate as of the Transaction Date. Determination of the estimated fair values requires complex and subjective judgments due to the Company’s limited financial and operating history, unique business risks and limited public information on companies in China similar to the business of the Group. Changes in these estimates and assumptions could materially impact the Group’s financial position and results of operations. The option was recorded at fair value as of the grant date as option liability in the combined and consolidated balance sheets and is marked to market at each reporting period end, which requires an assessment of the probability weight for each exercise scenario.

Immediately prior to the exercise of the option, the fair value of the investor option liability was approximately $76.5 million, with $47.0 million of losses recognized in the Group’s combined and consolidated statements of loss and comprehensive loss in 2014. Alibaba fully exercised its option to increase its ownership in the Company to 30% on a fully diluted basis upon the IPO and acquired 29,990,778 Class A ordinary shares, which consists of (i) 21,067,300 shares acquired from SINA at a price that represents a 15% discount to the IPO price of the Company, (ii) 2,923,478 shares acquired from the Company at a price that represents a 15% discount to the IPO price through a concurrent private placement and (iii) 6,000,000 shares purchased from the Company at the IPO price. As part of a series of the transaction, the Company repurchased 2,923,478 ordinary shares from SINA with the US$42.2 million proceeds from the issuance of ordinary shares to Alibaba in the concurrent private placement. Among the acquired shares by Alibaba, 23,990,778 shares were purchased from SINA at a price representing 15% discount to its IPO price and 6,000,000 shares were purchased from the Company in the public offering at the IPO price. The discount of US$ 61.2 million borne by SINA on behalf of Weibo were considered as a deemed contribution from the shareholder. As Alibaba’s decision to waive the discount for the newly issued 6,000,000 Class A ordinary shares was motivated by its position as principle shareholder, the discount of US$15.3 million was also considered as a deemed contribution from the shareholder.

Amount due to SINA

In April 2013, the Group agreed to repay SINA for the cost of developing its business plus applicable interest payments. The interest on amount due to SINA is calculated based on actual spending incurred by SINA for the development of Weibo’s business at each period end. The combined and consolidated statements of loss and comprehensive loss reflect a charge for interest on the amount due to SINA, as well as on the amounts included as accrued liabilities due to SINA at prevailing market interest rates by reference to the three-month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand. There is no written agreement signed between SINA and Weibo and there are no fixed payment terms for the loan. In accordance with the agreements for the Alibaba Transaction, the Group is liable for a $250.0 million loan payable to SINA as of April 29, 2013, plus applicable interest payments and any additional outlays subsequent to the Transaction Date. On April 29, 2013, $8.5 million in interest due to SINA was waived, which was recorded as deemed contribution from SINA in the equity section of the combined and consolidated balance sheets. The outstanding loan balance due to SINA was settled after the IPO with proceeds raised from the IPO. The $1.7 million amount due to SINA as of December 31, 2014 represent the unpaid amount related to the allocated expenses from SINA.

4. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2013	2014
	(In thousands)
Cash and cash equivalents:
Cash	$13,332	$53,512
Cash equivalents:
Bank time deposits	233,104	229,950

	246,436	283,462

Short-term investments:
Bank time deposits	252,342	166,414

Total cash, cash equivalents and short-term investments	$498,778	$449,876

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. There was no material interest income recognized during the year ended December 31, 2012. Interest income for the year ended December 31, 2013 and 2014 was $3.8 million and $8.3 million, respectively. The maturity dates of the bank time deposits were within one year.

5. Long-term Investments and Acquisition

Long-term investments comprised of investments in privately held and publicly traded companies. The following sets forth the changes in the Group’s long-term investments:

	Cost Method	Equity Method	Available-for-Sale Securities	Total
	(In thousands)
Balance at January 1, 2012	$—	$4,905	$—	$4,905
Loss from long-term investments	—	(1,340)	—	(1,340)

Balance at December 31, 2012	$—	$3,565	$—	$3,565
Loss from long-term investments	—	(1,236)	—	(1,236)
Investments made	5,500	4,635	—	10,135
Remeasurement gain upon obtaining control	—	3,116	—	3,116
Transfer from long-term investments to a wholly owned subsidiary	—	(10,080)	—	(10,080)

Balance at December 31, 2013	$5,500	$—	$—	$5,500
Investments made	26,670	—	15,096	41,766
Unrealized loss	—	—	(2,067)	(2,067)

Balance at December 31, 2014	$32,170	$—	$13,029	$45,199

Investments in marketable securities are held as available-for-sale and reported at fair value, which totaled nil and $13.0 million as of December, 2013 and 2014, respectively. The Group reviews its available-for-sale investment regularly and determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. As of December 31, 2014, no impairment indicators were noted on the Group’s long-term investments.

In May 2013, SINA acquired the remaining 45% equity interest in Weibo Interactive, an online-game platform company that it had accounted for under the equity method of accounting, for a consideration of $4.6 million. In accordance with ASC805 regarding a business combination achieved in stages, SINA’s previously held 55% equity interest were remeasured to fair value at the date of acquisition using the discounted cash flow method, which resulted in a $3.1 million remeasurement gain upon obtaining control. SINA hired an independent valuation firm to assist management in valuing its previously held equity interest in Weibo Interactive as of the acquisition date. SINA began to consolidate Weibo Interactive’s financial statements from June 1, 2013. Goodwill arising from this transaction primarily represents the expected synergies from combining the complementary operations of Weibo Interactive with the Group. Total identifiable intangible assets acquired upon acquisition mainly included a customer list of $2.1 million, game platform technology of $1.0 million and non-compete agreement of $0.5 million, with an estimated average weighted useful life between two to five years.

Consideration for Weibo Interactive was allocated on the acquisition date based on their fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Cash consideration for the remaining 45% equity interest	$4,635
Fair value of previously held 55% equity interest	5,445

Total consideration	10,080

Tangible assets	98
Identifiable intangible assets acquired	3,560
Liabilities assumed	(1,095)
Goodwill	7,517

Total consideration	$10,080

In connection with the Reorganization, SINA transferred 100% equity interest in Weibo Interactive to the Group in December 2013 for a consideration of $10.1 million (Note 1). The amounts recognized in the Group’s financial statements reflected the transferred assets and liabilities at SINA’s historical cost for all periods presented as this is a transaction between entities under common control. The acquisition completed in May 2013 was not material to the Group’s combined and consolidated financial statements, and, therefore, pro forma disclosure is not required.

In October 2014, the Group acquired an 84% equity interest in Shanghai Gametree Information Technology Co. Ltd,. (“Gametree”), a game developer for a consideration of $3.1 million and began to consolidate its financial results since October 1, 2014. The Group hired an independent valuation firm to assist management in valuing the equity interest acquired by the Group. Goodwill arising from this transaction primarily represents the expected synergies from combining the operations of game developer with the Group, which are complementary to each other. Total identifiable intangible assets acquired upon acquisition were the existing game technology amounting to $1.7 million, which have an estimated useful life approximates 4.3 years. The impact of the game developer’s  financial results since the acquisition date included in the combined and consolidated financial statements of the Group was immaterial. The acquired business is also not material to the Group’s financial statements and, thus, a presentation of pro-forma financial information for the business combination is not required.

Consideration for the purchase was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Cash consideration	$3,062
Non-controlling interests	292
Total consideration	3,354

Tangible assets	1,518
Identifiable intangible assets acquired	1,688
Liabilities assumed	(3,692)
Goodwill	3,840

Total consideration	$3,354

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising & Marketing	Other	Total
	(In thousands)
Balance as of January 1, 2013	$—	$—	$—
Acquisition of Weibo Interactive	—	7,517	7,517
Balance as of December 31, 2013	$—	$7,517	$7,517
Acquisition of game developer	—	3,840	3,840
Others	—	295	295

Balance as of December 31, 2014	$—	$11,652	$11,652

As of December 31, 2014, the Group performed a qualitative analysis on the goodwill arising from the acquisition taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, share price of the Group and overall financial performance, in addition to other entity-specific factors. Based on the assessment, the Group determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted during the period presented.

As of December 31, 2014, the Group’s intangible assets totaling $3.5 million, mainly consisted of acquired intangible assets, including game-related platform technology, game-user base and customer contracts. The amortization expensed for the year ended December 31, 2013 and 2014 was $0.2 million and $1.2 million, respectively. As of December 31, 2014, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2015	$1,498
2016	769
2017	688
2018	584
2019 and thereafter	—
Total expected amortization expense	$3,539

6. Stock-Based Compensation

In August 2010, the Company adopted the 2010 Share Incentive Plan (the “2010 Plan”), which has a term of ten years and permits the grant of options, share appreciation rights, restricted shares and restricted share units of the Company to employees, directors and consultants of the Company and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The Company granted options equivalent to approximately 1.3%, 1.7% and nil of the Company’s ordinary shares on a fully diluted basis for the years ended December 31, 2012, 2013 and 2014, respectively. Fair value of options granted, which was estimated at grant date, for the years ended December 31, 2012, 2013 and 2014 was $3.6 million, $16.9 million and nil, respectively.

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which was initially funded by the remaining 4.6 million shares from the 2010 Plan plus an addition of 1.0 million shares. On January 1, 2015, shares in the 2014 Plan will be allowed a one-time increase in an amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. The Company intends to use such share incentive plan, which has a term of ten years, to continue to attract and retain employee talent.

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Cost of revenues	$201	$4,253	$755
Sales and marketing	330	6,150	1,583
Product development	638	9,209	4,392
General and administrative	668	11,630	7,049

	$1,837	$31,242	$13,779

Stock based compensation related to the grants were amortized generally over four years on a straight-line basis with $1.8 million, $4.1 million and $13.8 million expensed for the years ended December 31, 2012, 2013 and 2014, respectively. Stock-based compensation for the year ended December 31, 2013 included a $27.1 million expense, which is the difference between the purchase price and the fair value of ordinary shares or vested options purchased from employees in connection with the Alibaba transaction (Note 3).

Stock Options

The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

Year Ended December 31,
	2012	2013	2014*
Stock options:
Expected term (in years)	3.5 - 4.8	3.5 - 4.8	N/A
Expected volatility	60% - 63%	54% -61%	N/A
Risk-free interest rate	0.4% - 0.8%	0.5% - 1.2%	N/A
Expected dividend yield	—	—	—

* No stock options were granted in 2014.

Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding taking consideration of historical exercise patterns. Due to the lack of industry comparison and comparable historical exercise pattern, the Company used the simplified method to calculate the expected term. Expected volatilities are based on historical volatilities of comparable companies’ ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2011	6,728
Granted	(2,175)
Cancelled/expired/forfeited	908
Repurchased	2,625

December 31, 2012	8,086
Granted*	(4,772)
Cancelled/expired/forfeited	1,157
Repurchased	177

December 31, 2013	4,648
Addition (2014 plan)	1,000
Granted*	(2,951)
Cancelled/expired/forfeited	41

December 31, 2014	2,738

*                 In 2013, 0.8 million restricted share units, equivalent to 1.4 million option shares, and 3.4 million stock options were granted under the 2010 plan. In 2014, 3.0 million restricted share units and no stock option were granted under the 2014 plan.

The following table sets forth the summary of option activities under the Company’s stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2011	28,272	$0.41	5.5	$82,726
Granted	2,175	$3.34
Exercise	(3,445)	$0.36
Cancelled/expired/forfeited	(908)	$0.60
Repurchased	(2,625)	$0.36

December 31, 2012	23,469	$0.69	4.6	$60,226
Granted	3,372	$3.38
Exercise	(3,449)	$0.38
Cancelled/expired/forfeited	(1,157)	$2.49
Repurchased	(3,674)	$0.45

December 31, 2013	18,561	$1.17	4.3	$239,975
Granted	—	$—
Exercise	(3,697)	$0.52
Cancelled/expired/forfeited	(534)	$2.84
Repurchased	—	$—
December 31, 2014	14,330	$1.28	3.2	$185,684

Vested and expected to vest as of December 31, 2013	18,261	$1.14	4.3	$236,716
Exercisable as of December 31, 2013	8,957	$0.48	3.7	$122,026

Vested and expected to vest as of December 31, 2014	14,261	$1.27	3.2	$184,937
Exercisable as of December 31, 2014	11,446	$0.76	2.7	$154,235

The total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was $10.3 million, $37.3 million and $65.7 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As of December 31, 2013, the estimated fair value of the Company’s ordinary shares was $14.10, which was determined with the assistance of an independent valuation firm. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2014 was $14.24. Cash received from the exercise of stock option during the year ended December 31, 2012, 2013 and 2014 was nil, $1.0 million and $1.5 million, respectively.

As of December 31, 2013 and 2014, unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s employees and directors was $16.4 million and $11.3 million, respectively. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.2 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2013
$0.36 - 0.41	12,571	$0.36	7,989	$0.36	3.7
$0.96 - 1.80	1,324	$1.14	830	$1.14	4.3
$3.25 - $3.36	2,822	$3.30	138	$3.26	5.6
$3.43 - $3.50	1,844	$3.48	—	$—	6.6

	18,561	$1.17	8,957	$0.48	4.3

As of December 31, 2014
$0.36 - 0.41	9,337	$0.37	9,337	$0.37	2.3
$0.96 - 1.80	844	$1.19	764	$1.18	3.1
$3.25 - $3.36	2,542	$3.29	1,345	$3.30	4.8
$3.43 - $3.50	1,607	$3.48	—	$—	5.5

	14,330	$1.28	11,446	$0.76	3.2

Restricted Share Units

The following table sets forth a summary of restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2013	800	$13.19
Awarded	2,951	$17.11
Vested	(203)	$13.19
Cancelled	(41)	$17.23

December 31, 2014	3,507	$16.44

As of December 31, 2014, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors, was $47.7 million. This cost is expected to be recognized over a weighted-average period of 3.5 years.  The total fair value based on the vesting date of the restricted  share units vested was nil and $2.7 million for the years ended December 31, 2013 and 2014 respectively.

7. Other Balance Sheet Components

	As of December 31,
	2012	2013	2014
		(In thousands)
Accounts receivable, net:
Due from third parties		$27,189	$39,277
Due from SINA and other related parties		2,058	18,648
Due from related party Alibaba		21,299	64,725

Total gross amount		$50,546	$122,650
Allowance for doubtful accounts:
Balance at the beginning of the year	—	(897)	(3,242)
Additional provision charged to expenses	(897)	(2,345)	(2,138)
Write-off	—	—	2,940

Balance at the end of the year	(897)	(3,242)	(2,440)

		$47,304	$120,210

Prepaid expenses and other current assets:
Rental and other deposits		$3,244	$3,319
Current deferred tax assets		744	18
Input VAT		—	1,526
Prepayment for long-term investments		495	1,942
Advertising prepayment		—	3,936
Prepayment to outsource service providers		—	1,730
Prepayment for license fee		—	1,872
Others		1,210	1,761

		$5,693	$16,104

Property and equipment, net:
Computers and equipment		$74,843	$89,069
Leasehold improvements		4,340	4,944
Furniture and fixtures		1,490	2,052
Others		392	730

		81,065	96,795
Less: Accumulated depreciation		(45,363)	(65,921)

		$35,702	$30,874

Accrued liabilities*:
Payroll and welfare		$7,336	$19,686
Amounts owed on option/share repurchase		12,073	1,203
Content fees (including amounts due to related parties of $486 and nil as of December 31, 2013 and 2014)		572	1,005
Marketing expenses (including amounts due to related parties of $3,021 and 5,786 as of December 31, 2013 and 2014)		11,288	19,806
Internet connection costs		1,591	6,834
Employee payroll withholding taxes		3,950	3,547
Sales rebates		7,007	14,126
Advertisement production costs		2,774	—
Professional fees		912	3,138
Revenue share		3,097	3,057
VAT and other tax payable		702	6,629
Payable to other service providers		1,800	1,074
Payable to outsourced service providers		671	1,375
Others		2,641	5,998

		$56,414	$87,478

* Include amounts due to third parties, employees and related parties.

8. Income Taxes

The Company is registered in the Cayman Islands and mainly has operations in two tax jurisdictions—the PRC and Hong Kong.

The components of loss before income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
	(In thousands, except percentage)
Loss before income tax expenses	$(104,037)	$(37,844)	$(61,506)
Loss from non-China operations	$(2,950)	$(13,341)	$(54,073)
Loss from China operations	$(101,087)	$(24,503)	$(7,433)
Income tax expenses (benefits) applicable to China operations	$(1,551)	$271	$1,128
Effective tax rate for China operations	1.5%	(1.1)%	(15.2)%

With the exception of a $47.0 million loss in 2014 from the change in fair value of investor option liability which was recorded in non-China operations, the Company generated the majority of its operating loss from the PRC operations and has recorded income tax provisions (benefits) for the periods presented. Income tax liability is calculated based on a separate return basis, as if the Group had filed separate tax returns before the Reorganization.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to taxes in Hong Kong at 16.5% for all the periods presented. As of December 31, 2014, the Company’s Hong Kong subsidiary had approximately $2.1 million of net operating loss carry forwards, which can be carried forward indefinitely to offset future taxable income. As of December 31, 2014, deferred tax assets for Weibo HK consists mainly of net operating loss carry forwards, for which a full valuation allowance was provided. Management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise,” which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. The Group’s WFOE qualifies as a software enterprise and, thus, can enjoy the relevant tax holiday starting in its first profitable year.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should Weibo be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a WFOE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a WFOE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the WFOE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

The operations of the Group’s WFOE in China is invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to us. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to the Hong Kong subsidiary. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2013 and 2014, the Group did not record any withholding tax for its WFOE and VIE, as the WFOE and VIE companies were still in accumulative deficit position. The net operating loss will start to expire in 2017 if not utilized.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses (benefits) of the Company’s China subsidiary and VIE:

	Years Ended December 31,
	2012	2013	2014
	(In thousands)
Deferred tax expenses (benefits)	$(1,551)	$271	$866
Current income tax expenses	—	—	262

Income tax expenses (benefits)	$(1,551)	$271	$1,128

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2012	2013	2014
Statutory EIT rate	(25.0)%	(25.0)%	(25.0)%
Permanent differences	3.2%	0.6%	3.0%
Change in valuation allowance	23.3%	23.3%	6.8%

Effective tax rate for China operations	1.5%	(1.1)%	(15.2)%

The provisions for income taxes for the years ended December 31, 2012, 2013 and 2014 differ from the amounts computed by applying the statutory EIT rate primarily due to full utilization of net operating loss of Weimeng, as it was in profitable position in 2014. There is no effect of tax holiday related to China operations due to its accumulative loss status.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2013	2014
	(In thousands)
Deferred tax assets:
Net operating loss carry forwards	$49,800	$42,096
Less: valuation allowance	(48,577)	(42,065)

Net deferred tax assets	$1,223	$31

Including-Current deferred tax assets	744	18
-Non-current deferred tax assets	479	13
Deferred tax liabilities:
Acquired intangible assets	$768	$873

Total deferred tax liabilities	$768	$873

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2013, the Group had net operating loss carry forwards totaling $199.2 million, of which $194.4 million was provided with valuation allowance and the remaining $4.8 million is expected to be utilized prior to expiration. As of December 31, 2014, the Group had net operating loss carry forwards totaling $168.3 million, which full valuation allowance was provided for. As of December 31, 2014, the net operating loss carry forwards will expire, if unused, in the year ending December 31, 2018 through December 31, 2019.

9. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company (Post April 29, 2013).

Weibo Interactive	Investee accounted for under the equity method until May 2013 and wholly owned under common control thereafter.

The following sets forth significant related party transactions with the Company:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Transactions with SINA
Deemed contribution from SINA(1)	$—	$13,092	$61,176
Legal transfer of Weibo Interactive and recognition of due to SINA(2)	$—	$10,080	$—
Costs and expenses allocated from SINA(3)	$43,960	$44,305	$42,360
Interest expense on amount due to SINA	$4,923	$6,709	$2,838
Repayment of amount due to SINA(4)	$—	$159,816	$276,614

(1)                                 The $13.1 million in deemed contribution from SINA for the year ended December 31, 2013 included $4.6 million related to the step-up acquisition of Weibo Interactive in May 2013 and $8.5 million in interest expensed waived (Note 1). The $61.2 million in deemed contribution from SINA for the year ended December 31, 2014 represents the discount borne by SINA upon the settlement of investor options (Note 3).

(2)                                 In connection with the Reorganization, SINA transferred 100% equity interest in Weibo Interactive to the Group in December 2013 for a consideration of $10.1 million (Note 1).

(3)                                 Costs and expenses allocated from SINA represent the charge for certain services provided by SINA’s affiliates and charged to the Company using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed $15.1 million for other costs and expenses associated with Weibo business.

(4)                                 For the year ended December 31, 2014, the Company repaid approximately $276.6 million for the loan and relevant interests to SINA (Note 3).

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$—	$49,135	$107,587
Deemed contribution from Alibaba(5)	$—	$—	$15,300

(5)                                 The $15.3 million for the year ended December 31, 2014, represents the discount borne by Alibaba upon the settlement of investor options (Note 3).

On April 29, 2013, affiliated entities of SINA, including the Group’s subsidiary, formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. The strategic alliance was entered into on a separate agreement from those relating to the investment in Weibo by Alibaba. For the year ended December 31, 2013 and 2014, the Group recorded advertising and marketing services revenue from Alibaba amounting to $49.1 million and $107.6 million, respectively.

The following sets forth the outstanding balance due to or from related parties:

	As of December 31,
	2013	2014
	(In thousands)
Amount due to SINA	$267,722	$1,717
Accounts receivable due from SINA(6)	$1,830	$3,151
Accounts receivable due from Alibaba	$21,299	$64,725
Accrued liabilities due to SINA(6)	$3,507	$—

(6)                                 The Group settles customer and supplier balances with SINA when the third-parties settle such amount with SINA. Any uncollectible losses arising from the accounts receivable due from SINA are passed on to the Group.

For the year ended December 31, 2012 and 2013, the Group received game platform maintenance service from Weibo Interactive amounting to $3.5 million and nil, respectively. The Group took control of Weibo Interactive in June, 2013. For the year ended December 31, 2012, 2013 and 2014, advertising and marketing revenues generated from other related parties were nil, $2.3 million and $27.6 million, and other revenues from other related parties were nil, nil and $1.5 million, respectively. For the year ended December 31, 2012, 2013 and 2014, the Group received promotional services from other related parties approximately amounting to nil, $0.9 million and $11.2 million, respectively. For transactions with other related parties, no single transaction was material for the combined and consolidated financial statements. As of December 31, 2013 and 2014, the amount due from other related parties was nil and $15.4 million, respectively. As of December 31, 2013 and 2014, the amount due to other related parties was nil and $5.8 million, respectively. No single outstanding balance was material for the combined and consolidated financial statements.

10. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiary, VIE and its subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2012, 2013 and 2014, the Group’s total contribution was $14.0 million, $18.3 million and $27.2 million, respectively.

11. Loss Per Share

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options, RSUs and preferred shares are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2012, 2013 and 2014, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net loss per share were 23.5 million, 52.6 million, and 17.8 million, respectively. For the years ended December 31, 2012, 2013 and 2014, preferred shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of Weibo were nil, 30.0 million and nil, respectively.

For periods prior to the IPO and where Weibo was profitable, the preferred shares held by Alibaba were considered participating securities and, therefore, all profits of Weibo were allocated to ordinary shares and participating securities based on their dividend rights, as if all of the earnings for the period had been distributed. Considering that the holder of preferred shares has no contractual obligation to fund the losses of the Group in excess of the initial investment, the Group believes that in applying the two-class method of calculating EPS in accordance with ASC 260-10 in periods during which the Group recognized losses, any losses from the Group should not be allocated to the preferred shares, since the preferred shares were not obligated to share the losses in accordance with the contractual terms.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(In thousands, except per share data)
Basic net loss per share calculation:
Numerator:
Net loss attributable to ordinary shareholders	$(102,486)	$(38,115)	$(63,378)
Denominator:
Weighted average ordinary shares outstanding	140,831	146,820	186,878
Basic net loss per share attributable to ordinary shareholders	$(0.73)	$(0.26)	$(0.34)

Diluted net loss per share calculation:
Numerator:
Net loss attributable for calculating diluted net loss per share	$(102,486)	$(38,115)	$(63,378)
Denominator:
Weighted average ordinary shares outstanding	140,831	146,820	186,878
Weighted average ordinary shares equivalents:
Shares used in computing diluted net loss per share attributable to ordinary shareholders	140,831	146,820	186,878
Diluted net loss per share attributable to ordinary shareholders	$(0.73)	$(0.26)	$(0.34)

12. Segment Information

The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group’s chief operating decision makers (“CODM”), its Chief Executive Officer, is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Other	Total
	(In thousand)

Year ended December 31, 2012	$51,049	$14,880	$65,929

Year ended December 31, 2013	$148,426	$39,887	$188,313

Year ended December 31, 2014	$264,782	$69,390	$334,172

13. Profit Appropriation and Restricted Net Assets

The Company’s subsidiary, the VIE and the VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s WFOE, its subsidiary have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Group’s discretion. At the same time, the Company’s VIE, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2013, no reserves were made to non-distributable reserve funds by the Group as its subsidiary, VIE and its subsidiaries were at an accumulated deficit position. As of December 31, 2014, the Group accrued approximately $0.1 million in the reserve fund, as Weimeng had fully utilized its accumulated deficit and became profitable since 2014.

Under the PRC laws and regulations, the subsidiary, the VIE and the VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2014. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiary and VIE for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiary, VIE and VIE’s subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. As of December 31, 2014, net assets subject to restriction for the Group amounted to $163.0 million.

14. Financial Instruments

Fair Value

The following table sets forth the financial instruments measured at fair value by level within the fair value hierarchy as of December 31, 2013 and 2014:

	Fair Value Measurements
	(in thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2013:
Bank time deposits*	$485,446	$—	$485,446	$—
Investor option liability	(29,504)	—	—	(29,504)

Total	$455,942	$—	$485,446	$(29,504)

As of December 31, 2014:
Bank time deposits*	$396,364	$—	$396,364	$—
Available-for-sale securities**	13,029	13,029	—	—

Total	$409,393	$13,029	$396,364	$—

*       Included in cash and cash equivalents and short-term investments on the Group’s combined and consolidated balance sheets.

** Included in long-term investments.

Recurring

The Group measures bank time deposits, available-for-sale securities and investor option liability at fair value on a recurring basis.

The option liability, which enabled Alibaba to purchase additional ordinary shares and increase its ownership in Weibo up to 30% on a fully-diluted basis (Note 3), was measured using significant unobservable inputs (Level 3) when determining its fair value as of December 31, 2013. The Group utilized the Binomial option pricing model to determine the fair value of the option liability. Estimates of the volatility for the option pricing model were based on the volatility of ordinary shares of a group of comparable, publicly-traded companies. Estimates of expected life were based on the estimated time to liquidation events, and in particular, estimates regarding the timing of a qualified IPO, the likelihood that the Company would undertake a liquidation event other than a qualified IPO, as well as assumptions regarding whether Alibaba would choose to sell off more than 25% of its shares in the Company and, if so, when. Accordingly, the weighted time period for the expiration of the option liability was estimated at 1.4 years. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected life. The key inputs used in option liability valuation as of December 31, 2013 were as follows:

As of December 31, 2013
Expected dividend yield	—
Risk-free interest rate	0.30%
Expected volatility	53%
Expected life (in years)	1.40
Fair value per ordinary share	$14.10

Determination of these unobservable inputs requires complex and subjective judgments due to the limited financial and operating history of the Company, unique business risks and limited public information on companies in China similar to the business of the Company. Changes in these inputs might result in a significantly higher or lower fair value measurement and materially impact the Company’s financial position and results of operations.

The option liability was initially recorded as an investor option liability valued at $50.6 million as of the Transaction Date. Immediately prior to the exercise of the option, the fair value of investor option liability was $76.5 million. For the year ended December 31, 2013 and 2014, $21.1 million of income and $47.0 million of losses was recognized as subsequent change in fair value when marked to market in the Group’s combined and consolidated statements of loss and comprehensive loss, respectively.

Non-recurring

The Group measures certain financial assets, including the investments under cost method and equity method on an other than temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

For the investments under cost and equity method, no impairment was recorded for the year ended December 31, 2012, 2013 and 2014. The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators.  No impairment was recorded for the year ended December 31, 2012, 2013 and 2014.

In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill of reporting units annually. The Group concluded that no write down was warranted for years ended December 31, 2012, 2013 and 2014.

15. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2017. For the years ended December 31, 2012, 2013 and 2014, lease expense was $6.8 million, $8.8 million and $14.9 million, respectively. Based on the current rental lease agreements, future minimum lease payments required as of December 31, 2014 was as follows:

Operating lease commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2014:	$19,789	$11,489	$8,300	$—	$—

Purchase commitments mainly include minimum commitments for internet connection and marketing activities.

Purchase commitments as of December 31, 2014 was as follows:

Purchase commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2014:	$65,265	$58,498	$6,528	$123	$116

There are uncertainties regarding the legal basis of the Group’s ability to operate an Internet business in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, the existing regulations are unclear as to which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, the Group may be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

There are no claims, lawsuits, investigations or proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material impact on the Group’s financial position results of operations or cash flow.

16. Subsequent Events

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events nor transactions needing recognition or disclosure found.

17. Additional information—condensed financial statements of Weibo Corporation

The condensed financial information of Weibo Corporation has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s combined and consolidated financial statements, except that the Company used the equity method to account for investment in its subsidiaries and VIE.

The operations of the Company, its subsidiaries and its VIE were included in the combined and consolidated financial statements, whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial information, its investment in subsidiaries and VIE were reported using the equity method of accounting.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiary and VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their ability to transfer a portion of their net assets to the Company, either in the form of dividends, loans or advances.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the combined and consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

As of December 31, 2013 and 2014, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Group, except for those which have been separately disclosed in the combined and consolidated financial statements, if any.

Condensed Financial Information of Weibo Corporation

Balance Sheets

(In thousands, except per share data)

	As of December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$182,871	$229,950
Short-term investments	252,342	166,253
Prepaid expenses and other current assets	—	229

Total current assets	435,213	396,432
Long-term investments	—	13,029
Investment in subsidiaries and VIE(1)	105,815	160,577

Total assets	$541,028	$570,038

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Accrued liabilities	$15,650	$6,543
Amount due to SINA	259,203	214
Investor option liability	29,504	—

Total liabilities	$304,357	$6,757

Commitments and contingencies

Mezzanine equity
Convertible preferred shares ($0.00025 of par value per share; 100,000 and nil shares authorized, 30,046 and nil shares issued and outstanding with a redemption value of $16.79 per share and nil as of December 31, 2013 and 2014, respectively)	479,612	—

Total mezzanine equity (deficit)	479,612	—
Shareholders’ equity (deficit):
Shareholders’ equity (deficit):
Ordinary shares: $0.00025 par value; 600,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated)authorized; 150,392 and 203,658 shares (including 87,649 Class A ordinary shares and 116,009 Class B ordinary shares) issued and outstanding as of December 31, 2013 and 2014, respectively.	$37	$51
Additional paid-in capital	31,352	904,402
Accumulated other comprehensive income (loss)	521	(2,943)
Accumulated deficit	(274,851)	(338,229)

Total shareholders’ equity (deficit)	(242,941)	563,281

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$541,028	$570,038

Condensed Financial Information of Weibo Corporation

Statements of Loss and Comprehensive Loss

(In thousands)

	Year Ended December 31,
	2012	2013	2014
Operating loss	$(1,841)	$(31,764)	$(1,086)
Interest and other income (expenses), net	(4,923)	(2,051)	5,034
Change in fair value of investor option liability	—	21,064	(46,972)
Other loss, net
Share of loss of subsidiaries and VIE	(95,722)	(25,364)	(20,354)

Net loss attributable to Weibo	(102,486)	(38,115)	(63,378)

Other comprehensive income (loss)
Currency translation adjustments attributable to Weibo	18	(372)	(1,397)
Available-for-sale fair value change	—	—	(2,067)

Total comprehensive loss attributable to Weibo	$(102,468)	$(38,487)	$(66,842)

Condensed Financial Information of Weibo Corporation

Statements of Cash flow

(In thousands)

	2012	2013	2014
Net cash provided by (used in) operating activities	$(3)	$(19,629)	$13,152
Net cash used in investing activities	(117,564)	(218,908)	(6,701)
Net cash provided by financing activities	108,523	421,370	40,628

Net increase (decrease) in cash and cash equivalents	$(9,044)	$182,833	$47,079

Cash and cash equivalents at the beginning of year	$9,082	$38	$182,871
Cash and cash equivalents at the end of year	$38	$182,871	$229,950
Supplemental schedule of non-cash investing and financing activities
Investment in subsidiaries and VIE directly financed by SINA (refund to SINA)*	$121,083	$19,346	$(7,536)

(1)         The following sets forth the changes in the Company’s investments in its subsidiaries and VIE.

	Investment in subsidiaries and VIE
Balance at December 31, 2012	$25,361
Additional investment made, net	105,818	*
Share of loss of subsidiaries and VIE	(25,364)

Balance at December 31, 2013	105,815

Additional investment made, net	75,116	*
Share of loss of subsidiaries and VIE	(20,354)

Balance at December 31, 2014	$160,577

*                 For the year ended December 31, 2013, the additional investment represents the amount that the Company is liable to repay SINA, as SINA funded the operating losses of the Company’s subsidiaries and VIE. SINA also funded certain increases in the net operating assets of the Company’s subsidiaries and VIE, which also increased the investment balance and amount due to SINA. For the year ended December 31, 2014, the additional investment mainly consists of the amount that the Company injected for its subsidiaries and VIE’s registered capital. Refer to Note 3 for further details.