Form 20-F
period 2015-12-31
WEIBO Corp
filed 2016-04-28
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable
(Title of Class)

As of December 31, 2015, there were 212,177,390 ordinary shares outstanding, par value $0.00025 per share, being the sum of 96,168,168 Class A ordinary shares and 116,009,222 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer,” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

i

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

•                  “Our VIE” refers to Beijing Weimeng Technology Co., Ltd., or Weimeng.

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

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate on December 31, 2015 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our summary data of consolidated statements of operations data presented below for the years ended December 31, 2013, 2014 and 2015 and our summary consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary data of consolidated statements of operations data presented below for the years ended December 31, 2011 and 2012 and our summary consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

On June 30, 2015, we completed the acquisition from SINA of two limited liability partnerships (the “Weibo Funds”), which engage in investing in start-up high-tech companies, for a fixed cash consideration of $22.0 million. As this transaction has been accounted for as a reorganization of entities under common control, the summary consolidated financial data presented below for the years ended December 31, 2011, 2012, 2013 and 2014 have been retrospectively adjusted to present the Weibo Funds as if we had owned and operated them throughout the periods presented. The consolidated financial data set forth below as of and for each of the years presented may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the Weibo Funds if we had owned and operated it throughout those years.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except for per share and per ADS data)
Summary Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$—	$51,049	$96,976	$129,644	$207,657
Alibaba	—	—	49,135	107,587	143,650
SINA and other related parties	—	—	2,315	27,551	51,108
Subtotal	—	51,049	148,426	264,782	402,415
Other revenues	—	14,880	39,887	69,390	75,476
Total revenues	—	65,929	188,313	334,172	477,891
Costs and expenses:
Cost of revenues(1)	29,527	46,429	59,891	83,599	141,960
Sales and marketing(1)	45,048	40,380	63,076	120,361	126,059
Product development(1)	36,921	71,186	100,740	125,832	143,444
General and administrative(1)	4,146	6,033	23,214	26,483	28,925
Total costs and expenses	115,642	164,028	246,921	356,275	440,388
Income (loss) from operations	(115,642)	(98,099)	(58,608)	(22,103)	37,503
Loss from equity method investments	(423)	(1,340)	(1,236)	(5)	(6)
Realized gain from investments	—	—	397	481	944
Investment related impairment	—	(634)	(2,526)	(2,521)	(8,005)
Remeasurement gain upon obtaining control	—	—	3,116	—	—
Interest and other income (expenses), net(2)	(1,735)	(4,836)	(2,871)	6,780	6,344
Change in fair value of investor option liability	—	—	21,064	(46,972)	—
Income (loss) before income tax expenses (benefits)	(117,800)	(104,909)	(40,664)	(64,340)	36,780
Less: Income tax expenses (benefits)	—	(1,551)	271	1,128	2,591
Net income (loss)	(117,800)	(103,358)	(40,935)	(65,468)	34,189
Less: Net loss attributable to the non-controlling interests	(68)	(392)	(1,145)	(143)	(556)
Net income (loss) attributable to Weibo	(117,732)	(102,966)	(39,790)	(65,325)	34,745

Net income (loss)	(117,800)	(103,358)	(40,935)	(65,468)	34,189
Other comprehensive income (loss)
Currency translation adjustments	1,074	1,169	(174)	(1,450)	(7,874)
Unrealized loss on available-for-sale securities	—	—	—	(2,067)	(198)
Total comprehensive income (loss)	(116,726)	(102,189)	(41,109)	(68,985)	26,117
Less: Comprehensive income (loss) attributable to non-controlling interests	95	766	(888)	(366)	(829)
Comprehensive income (loss) attributable to Weibo’s ordinary shareholders	$(116,821)	$(102,955)	$(40,221)	$(68,619)	$26,946
Shares used in computing net income (loss) per share attributable to Weibo’s ordinary shareholders:
Basic	140,000	140,831	146,820	186,878	208,163
Diluted	140,000	140,831	146,820	186,878	217,918
Income (loss) per ordinary share:
Basic	$(0.84)	$(0.73)	$(0.27)	$(0.35)	$0.17
Diluted	$(0.84)	$(0.73)	$(0.27)	$(0.35)	$0.16
Income (loss) per ADS(3):
Basic	$(0.84)	$(0.73)	$(0.27)	$(0.35)	$0.17
Diluted	$(0.84)	$(0.73)	$(0.27)	$(0.35)	$0.16

(1)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in $ thousands)
Cost of revenues	125	201	4,253	755	1,196
Sales and marketing	182	330	6,150	1,583	3,209
Product development	467	638	9,209	4,392	10,210
General and administrative	228	668	11,630	7,049	11,784
Total	1,002	1,837	31,242	13,779	26,399

(2)         Including interest expenses on amount due to SINA of $6.7 million, $2.8 million and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

(3)         Each ADS represents one Class A ordinary share.

	As of December 31,
	2012	2013	2014	2015
	(in $ thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	4,351	249,099	284,865	237,440
Short-term investments	119,848	252,342	166,414	98,439
Total assets	220,440	629,436	703,514	839,189
Amount due to SINA	402,141	285,226	24,279	12,188
Investor option liability	—	29,504	—	—
Total liabilities	428,218	387,796	136,124	211,160
Mezzanine equity	—	479,612	—	—
Ordinary shares	36	37	51	53
Additional paid-in capital	21,781	31,352	904,402	938,922
Accumulated deficit	(237,298)	(277,088)	(342,413)	(307,668)
Non-controlling interests	6,696	7,269	8,186	7,357
Total shareholders’ equity (deficit)	(207,778)	(237,972)	567,390	628,029

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

The growth of our active user base and the level of user engagement are critical to our success. We had 236 million MAUs and 106 million average DAUs in December 2015. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and other services on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to attract users or increase their engagement. A number of user-oriented websites that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

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

If we are unable to increase our active user base or user engagement, or if the number of users or their level of engagement declines, this could result in our platform being less attractive to potential new and existing users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

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

We rely on our partnership program with channel partners, including application marketplaces, internet search engines, navigation sites, app preinstall partners and web browsers, to drive traffic to our platform, and if our partnership program becomes less effective or if the smartphone market slows down compared to the prior years, traffic to our platform could decline and our business and operating results could be adversely affected.

We work with application marketplaces, such as Apple’s App Store, Baidu Mobile Assistant, 360 Mobile Assistant and Wandoujia, to drive downloads of our mobile applications. In the future, Apple, Android stores or other operators of application marketplaces may make changes to their marketplaces and make access to our products and services more difficult. We also partner with internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Google, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our applications and websites. For example, when a user types an inquiry into a search engine, we rely on high organic ranking of our webpages in these search results referring the user to our website. Internet search engines may modify their search algorithms, our competitors’ search engine optimization efforts may become more successful than ours, and other factors uncontrollable to us may cause our search result ranking to decline and adversely impact traffic to our platform. Similarly, navigation websites or web browsers may make decisions that result in directing less traffic to our platform. Due to intense competition in the marketplace, app preinstall partners may raise prices that become cost prohibitive for us to rely on such channel for Weibo user activation or decide to discontinue their services to us altogether. Any reduction in the traffic directed to our mobile applications or website from our channel partners, including application marketplaces, internet search engines, navigation sites, app preinstall partners and web browsers, could have a material adverse impact to our business and operating results and ultimately to our stock price.  If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, including Tencent, Netease and Sohu, as well as new players in China who provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content. In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based apps. These services include (i) mobile messengers and other social apps, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Yixin, Laiwang, Douban, Baidu Post and Momo; (ii) news apps, such as Jinritoutiao and news apps operated by other major internet companies, such as Sohu, NetEase, Tencent and Phoenix New Media; and (iii) multi-media apps, such as Inke, In, Nice, Paipai and Meipai. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. We may also face increasing competition from global social media, social networking services and messengers, such as Twitter, Instagram, Facebook, WhatsApp, Line, Kakao Talk and Snapchat.  Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

Our monetization model is new and evolving. We started to generate revenues in 2012 through advertising and marketing and other services, such as game-related services, VIP membership and data licensing. Advertising and marketing services made up 84% of our revenues in 2015.

We cannot guarantee that the monetization strategies we have adopted can generate sustainable revenues and profit. As is common in the industry, our advertising and marketing customers do not have long-term commitments with us. In addition, our major brand customers typically purchase our advertising and marketing services through advertising agencies. Advertising agencies and potential new customers may view our advertising and marketing services as experimental and unproven, and we may need to devote additional time and resources to educate them. Customers also may choose to reach users through our free products instead of our paid advertising and marketing services or through our partner websites and applications. Customers will not continue to do business with us or may only be willing to advertise with us at reduced prices if we do not deliver advertising and marketing services in an effective manner, or if they do not believe that their investment in advertising and marketing with us will generate a competitive return relative to alternative advertising platforms. If we fail to retain existing customers or attract new advertisers and marketing customers to our platform or if we are unable to collect accounts receivable from advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We introduced mobile-adapted promoted marketing solutions, such as promoted feeds, in 2013 to SMEs and began opening them to key accounts in 2014. Approximately 83% of our MAUs in December 2015 accessed Weibo through mobile devices at least once during the month. If users access our mobile products as a substitute for access through PCs, our ability to grow our revenues would be dependent on the successful adoption of our mobile monetization. As new devices and platforms are continually being released, users may consume content in a manner that is more difficult to monetize. It is difficult to predict the problems we may encounter in adapting our products and services and developing competitive new products and services that are compatible with new devices or platforms. If we are unable to develop products and services that are compatible with new devices and platforms, or if we are unable to drive continued adoption of our mobile applications, our financial condition, results of operations and prospects may be materially and adversely affected.

Online content in video format is becoming increasingly prevalent.  If we are unable to adapt our products and services for the video environment and develop products and services to generate video ads revenues, especially for the mobile environment, our financial condition, results of operations and prospects may be materially and adversely affected.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, including Sohu, NetEase, Tencent, Baidu, Youku Tudou, Jinritoutiao and Phoenix New Media. We also compete with internet companies that offer offline-to-online (O2O), closed-looped purchase solutions and other performance-based advertising and marketing services tailored to specific vertical industries including automobile, entertainment, travel and fast moving consumer goods, such as Bitauto, Autohome, Meituan Dianping and Qunar. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing budgets. In order to grow our revenues and improve our operating results, we must increase our market share of advertising and marketing spending relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products. In addition, some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising and marketing budgets.

We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors both within and beyond our control, including:

•                  the size, composition and activeness of our user base relative to those of our competitors;

•                  the breadth and effectiveness of our online and mobile-offerings;

•                  the timing and market acceptance of our advertising and marketing products and services, including breadth and variety of our ad formats, and those of our competitors;

•                  the effectiveness of our ad targeting capabilities, and those of our competitors;

•                  the convenience and effectiveness of our closed loop solutions (enabling users to consummate a purchase from our platform);

•                  the pricing and return on investment of our products and services relative to those of our competitors;

•                  the reach and effectiveness of our advertising and marketing products and services and those of our competitors; and

•                  our sales and marketing efforts, and those of our competitors; and

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

In addition to advertising and marketing services, we generate part of our revenues from value-added services, including game-related services, VIP membership and data licensing.  Revenues generated from our value-added services were $75.5 million in 2015, accounting for 16% of our total revenues in the same period. Our value-added services are mostly on a fee-based revenue model and failure to retain existing customers, improve spending per user and attract new customers may adversely impact our overall business and financial performance. A number of factors may affect our ability to grow value-added services, such as our ability to retain, increase, and engage our game players, our ability to introduce more successful games to our platform in a cost-efficient manner, our ability to increase the average spending per player, our ability to recruit new and renew existing VIP memberships, and our ability to maintain relationships with existing data licensing partners and attract new data licensing partners. In the fourth quarter of 2014, we adopted a new strategy for data licensing to promote the growth of our advertising and marketing revenues. The data licensing business was deemphasized in 2015 and may remain flat or decline in the foreseeable future.  Factors that may affect our ability to grow VIP membership revenues include our ability to grow Weibo users, our ability to convert Weibo users into paying members, our ability to offer new services that retain existing members and attract new members and our ability to raise the prices of our membership fees. If we are unable to develop new products and services, increase the spending per user and attract more users for our value-added services, our financial condition, results of operations and prospects may be materially and adversely affected.

We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects.

The market for social media is relatively new and may not develop as expected, if at all. People who are not our users, customers or platform partners may not understand the value of our products and services and new users, customers or platform partners may initially find our products and services confusing. There may be a perception that our products and services are only useful to users who post, or to influential users with large audiences. Convincing potential new users, customers and platform partners of the value of our products and services is critical to increasing the number of our users, customers and platform partners and to the success of our business. Although we have experienced continued user growth as shown by the increase of our MAU and DAU for the past few years, some of our peers may have experienced a decline in user base. If microblogging, social media, online media or social product, in general, declines in popularity among Chinese internet users, we may be unable to grow our user base or maintain or increase user engagement.

We have a limited operating history. We launched Weibo in August 2009 and began to generate revenues in 2012, which makes it difficult to effectively assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

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

•                  increase demand for other revenue-generating services, such as game-related services and VIP membership;

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

We have incurred significant net losses in the past, and we may not be able to subsequently maintain profitability.

Since inception, we have incurred significant net losses and only started to record net profit in the second quarter of 2015. As of December 31, 2015, we had an accumulated deficit of $307.7 million. We believe that our future revenue growth will depend on, among other factors, the popularity of social media as well as our ability to attract new users, increase user engagement, establish effective monetization strategies, compete effectively and successfully, and develop new products and services. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expand our business and operations. We also expect to incur substantial costs and expenses as a result of being a stand-alone public company. Although we started to earn net income from the second quarter of 2015, if we are unable to continuously generate adequate revenues and to manage our expenses, we may not be able to maintain profitability and may again incur significant losses in the future.

We have generated a significant portion of our advertising and marketing revenues from Alibaba under the strategic collaboration agreement, however, there is no assurance that we can generate revenues from Alibaba similar to past record after the strategic collaboration agreement expires, and if we fail to maintain our collaboration with Alibaba going forward, our results of operations and growth prospect may be adversely and materially affected.

In April 2013, we formed a strategic collaboration with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba’s e-commerce platforms to better connect and build relationships with our users. The strategic collaboration generated approximately $294 million in advertising and marketing revenues from 2013 to 2015 and consisted 26%, 32%, 29% of our revenues for fiscal periods ended December 31, 2013, 2014 and 2015, respectively. Although our cooperation with Alibaba continues in the ordinary course of business after our strategic collaboration agreement with Alibaba expired in January 2016, there is no assurance that we can generate revenues from Alibaba at a level comparable to our past record, both in absolute amount and as percentage to our total revenues. If we are unable to maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible decline of revenues from Alibaba, our results of operations and growth prospects may be adversely and materially affected.

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

Given our limited operating history and the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe that this seasonality affects our quarterly results. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in China or globally could result in reductions in advertising revenue, as our advertising and marketing customers reduce their advertising budgets, and other adverse effects that could harm our operating results. Other factors that may cause our operating results to fluctuate include popular sports events, such as the FIFA World Cup and the Olympic Games. The Rio 2016 Olympics is going to take place in the third quarter of 2016, and as a media-centric social platform, our revenues and operating results may fluctuate during the quarter of the Olympic Games as well as the quarters adjacent to the event. However, due to our rapid growth and limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. Other jurisdictions may have similar prohibitions. Although less than 3% of our revenues are generated in Hong Kong and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

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

We review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. As of December 31, 2014 and 2015, the total amount of our goodwill and intangible assets was $15.2 million and $13.1 million, respectively.

The monetization of our services may require users to accept promoted advertising in their feeds or private messages, which may affect user experience and cause a decline in user traffic and a delay in our monetization.

Weibo users typically can log in to their personal accounts to view feeds and private messages from accounts that they have selected to follow. Social platform have been subject to negative comments, and even lawsuits, for introducing promoted advertising into their users’ information feeds. We started to test promoted products on Weibo at the end of 2012 and have also received user complaints. If we are unable to address user complaints adequately, user experience may be negatively affected, the monetization of our products and services may be delayed and our user base or user engagement may decline, which may adversely impact our operations.

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

We have adopted share incentive plans in August 2010 and March 2014. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2013, 2014 and 2015, we recorded $31.2 million, $13.8 million and $26.4 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

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

We periodically review our long-term investments in publicly traded companies, privately held companies for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of income (loss). For the fiscal years ended December 31, 2013, 2014 and 2015, we recognized an impairment charge of $1.9 million, $2.5 million and $6.6 million on the carrying value of our long-term investments, respectively. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

In addition, as of December 31, 2015, our long-term investments included $281.8 million in privately held companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

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

The insurance industry in China is still young and the business insurance products offered in China are limited. We do not have any business liability nor disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

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

Prior to the establishment of Weibo Corporation in 2010, the operations of our social media business were carried out by companies owned or controlled by SINA. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows that were directly attributable to our social media business whether held or incurred by SINA or by us. Only those assets and liabilities that are specifically identifiable to our business are included in our consolidated balance sheets. With respect to costs of operations of the social media business, an allocation of certain costs and expenses of SINA were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues, infrastructure usage metrics, labor usage metrics among other things attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because SINA did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA” for our arrangements with SINA and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. Therefore, you should not view our historical results as indicators of our future performance.

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

SINA held 54.5% of our ordinary shares, representing 78.3% of our total voting power as of March 31, 2016. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, but no new draft has been published since then. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal. The internet content services, which we conduct through Our VIE, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries issued by the National Development and Reform Commission and the Ministry of Commerce in March 2015, or the Catalogue. It is unclear whether the new “negative list” will be different from the Catalogue.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Weibo Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Our VIE, and its subsidiaries based on a series of contractual arrangements by and among Weibo Technology, Our VIE and its shareholders. As a result of these contractual arrangements, we exert control over Our VIE and consolidate or combine its operating results in our financial statements under U.S. GAAP. Our VIE holds the licenses, approvals and key assets that are essential for our business operations.

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

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through Our VIE, in which we have no ownership interest. We rely on a series of contractual arrangements with Our VIE and its respective shareholders to control and operate their business. These contractual arrangements are intended to provide us with effective control over Our VIE and allow us to obtain economic benefits from them. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over Our VIE as direct ownership. If Our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by Our VIE and its subsidiary. As a result, we may be unable to consolidate Our VIE and its subsidiary in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

Shareholders of Our VIE may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with Our VIE and its shareholders, which may in turn materially and adversely affect our business and financial condition.

Our VIE’s shareholders are non-executive PRC employees of our company or SINA and only hold immaterial equity interest in our company. Although each of these shareholders has authorized Weibo Technology to exercise all of his voting powers in Our VIE, and we may replace any of these shareholders at any time pursuant to the share transfer agreements, we cannot assure you that these shareholders will act in the best interest of our company should any conflict arise. If they were to act in bad faith towards us, we may have to take legal actions to enforce their contractual obligations, which may be expensive, time-consuming and disruptive to our operations. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by Our VIE that are important to the operation of our business if Our VIE declare bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets that are important to our business operations, including the Internet Content Provision License, the Online Culture Operating Permit, domain names and our investments. Under our contractual arrangements with Our VIE, the shareholders of Our VIE may not voluntarily liquidate Our VIE or approve Our VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate Our VIE, or Our VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if Our VIE or its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with Our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Our VIE and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that Our VIE adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our VIE’s tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting Our VIE to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our results of operations may be adversely affected if our VIE’s tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, Our VIE and its subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, Our VIE and its subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the holders of such chops at Our VIE failed to employ them in accordance with the terms of the various VIE-related agreements or removed them from the premises, the operation of Our VIE could be significantly and adversely impacted.

Risks Relating to Doing Business in China

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on our platform.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying the internet content that, among other things, impairs the national dignity of China, is reactionary, obscene, superstitious, fraudulent or defamatory, or otherwise violates PRC laws and regulations. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites and levy of fines. The website operator may also be held liable for such censored information displayed on or linked to the website.

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security stops the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Cyberspace Administration of China, set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content.

Although we attempt to monitor the content posted by users on our platform, we are not able to effectively control or restrict content generated or placed on our platform by our users. In particular, with the growing popularity of multimedia content, such as photos, videos and live broadcasting, and long-form articles on our platform, content monitoring becomes much more complicated and challenging than text-based feeds. In March 2012, we had to disable the Comment feature on our platform for three days to clean up feeds related to certain rumors. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such information on our platform. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations.

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

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft Cyber Security Law published for public comment on July 1, 2015, as well as any impact it may have on our business operations.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On July 6 2015, the Standing Committee of the National People’s Congress released a Draft Cyber Security Law to solicit public comments. Once adopted, this will be the first Chinese law that focuses exclusively on cyber security. The Draft sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure facilities,” and includes national security examinations under certain circumstances. Among other factors, “key information infrastructure facilities” include networks and systems owned or managed by network service providers with a significant number of users. The Draft provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate persons to be responsible for security management. Additionally, these operators must conduct background checks on the persons responsible for security management and on personnel in other critical positions. The Draft provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments, in addition to which a national security examination process under the National Security Law will be triggered. In addition, the Draft provides that the operators of key information infrastructure facilities must store important data collected and generated through their operations, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Draft also establishes more stringent requirements for network operators. The Draft establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers, such that when these operators become aware of a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The relevant authorities may also order such actions if the authorities themselves become aware of any prohibited information. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

As this law is only in draft form, there are substantial uncertainties as to its enactment timetable, final content, likely interpretation and ultimate implementation of the Draft Cyber Security Law. The draft Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on our platform. The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. Although we believe we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case we may be subject to fines or even required by the PRC regulators to change our practices related to Weibo Credit, which consequently will have an adverse effect on our game-related revenues.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors, and that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position.

The slowdown of new smartphone shipment in China may lead to the slowdown of growth rate of our new users, which could materially and adversely affect our business.

The annual growth rate of smartphone shipment in China dropped significantly in 2015, as compared to the last several years. Weibo’s user growth rate is highly dependent on the growth of new users from Weibo app, and pre-installation of Weibo app on new smartphones is an important source of new Weibo users. A continuing slowdown of new smartphone shipment in China may adversely impact the growth rate of our new users. If this trend continues, our business and operating results may be materially and adversely affected.

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

Weimeng holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. Weimeng is currently in the process of applying for an internet publishing permit. See “Item 4.B. Information on the Company—Business Overview—Regulation —Regulations on Online Game Operations and Cultural Products.” In addition, companies engaging in internet broadcasting activities must first obtain an audio/video program transmission license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Currently, all the audio/video programs posted on our website are delivered through third-party websites. Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. Further, we may need to apply for an internet news publication license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet News Dissemination.” If we fail to obtain such licenses or any additional licenses required by new laws and regulations in a timely manner or at all, we could be subject to liabilities, penalties and operational disruption.

Foreign investment in online game operation is prohibited under PRC law. We currently provide our online game services through Weimeng and its subsidiary. However, certain contracts relating to our online game services were entered into between our PRC subsidiary, Weimeng and the game developers, under which our PRC subsidiary, together with Weimeng, provides certain technical services through our website. Under these agreements, our PRC subsidiary, a foreign-invested enterprise, may be deemed to be providing value-added telecommunication services without the necessary licenses. If so, we may be subject to sanctions, including payment of delinquent taxes and fines, which may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and substantially all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our revenues are primarily derived from dividend payments from our subsidiary in China after it receives payments from Our VIE under various service and other contractual arrangements. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

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

In 2012, China introduced a value added tax, or VAT, to replace the previous 5% business tax. Our PRC subsidiary and Our VIE have been subject to VAT at a base rate of 6% since September 1, 2012. Our VIE’s subsidiary has been subject to VAT at a base rate of 6% since July 1, 2013. The rules related to VAT are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. Our financial condition and results of operations could be materially and adversely affected if the interpretation and enforcement of these tax rules become materially unfavorable to our PRC subsidiary and Our VIE.

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

We and our PRC resident employees who participate in our share incentive plans have been subject to these regulations since our company became publicly listed in the United States. If we or our PRC resident employees who participate in our share incentive plans fail to comply with these regulations in the future, we or our PRC resident employees who participate in our share incentive plans and their local employers may be subject to fines and legal sanctions. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, and the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets.  SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Further, SAT Circular 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime, and the criteria set forth in Circular 698 for indirect transfer reporting have been abolished. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose, there are still uncertainties on the tax reporting and payment obligations with respect to future private equity financing transactions, share exchange or other transactions involving the transfer of shares in non-PRC resident companies. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. In the future, we may conduct acquisitions or disposals of properties that may involve complex corporate structures. If the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 698 and SAT Circular 7, our income tax expenses associated with such potential transactions may be increased, which may have a material adverse effect on our financial condition and results of operations.

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

SINA is constructing a new office building in Beijing and we expect to move into this building and lease a portion of the premises from SINA in 2016. Our facilities in Beijing currently house the majority of our employees. If we are unable to make a smooth transition from our existing facilities into the new premises, we could experience temporary business disruption, which may have an adverse effect on our financial condition and results of operations.

Our significant deposits in certain banks in China may be at risk if these banks go bankrupt or otherwise do not have the liquidity to pay us during our deposit period.

As of December 31, 2015, we had approximately $334.6 million in cash and cash equivalent, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China will be required to purchase deposit insurance for deposits in RMB and in foreign currency. Under this regulation, depositors will be fully indemnified for their deposits and interests in an aggregate amount up to a limit of RMB500,000. Deposits or interests over such limit will only be covered by the bank’s liquidation assets. Therefore, although this requirement to purchase deposit insurance may help, to a certain extent, prevent Chinese banks from going bankrupt, it would not be effective in providing effective protection for our accounts, as our aggregate deposits are much higher than the compensation limit.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Select Market on April 17, 2014, the trading price of our ADSs has ranged from US$8.78 to US$26.08 per ADS, and the last reported trading price on April 22, 2016 was US$23.71 per ADS.  The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 54.5% of our total issued and outstanding ordinary shares and 78.3% of the voting power of our outstanding shares as of March 31, 2016. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, our company may pay dividends only out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs and Class A ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2015 and do not expect to be a PFIC for our current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is unclear, we treat Our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for current the taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We are a holding company, and we conduct our business in China through Weibo Technology and Weimeng. See “Item 4.C. Information on the Company—Organizational Structure” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Weimeng holds an Internet Content Provision License and other permits that are necessary for operating our business in China. In 2010, we gained control and became the primary beneficiary of Weimeng through a series of contractual arrangements between Weibo Technology, Weimeng and Weimeng’s shareholders.

In December 2013, Weimeng acquired from SINA the entire equity interest in Beijing Weibo Interactive Internet Technology Co., Ltd., or Weibo Interactive, a PRC company engaged in the online game business, for a consideration of $10.1 million.

In June 2015, we acquired from SINA the majority equity interest in Weibo Funds, which engage in the investment of start-up high-tech companies, for a consideration of $22.0 million.

B.                                    Business Overview

Overview

As a leading social media platform for people to create, distribute and discover Chinese-language content, Weibo provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.  Since our inception in 2010, Weibo has amassed a large user base. In December 2015, Weibo had 236 million MAUs and 106 million average DAUs, increasing from 175.7 million MAUs and 80.6 million average DAUs in December 2014, and 129.1 million MAUs and 61.4 million average DAUs in December 2013. A microcosm of Chinese society, Weibo has attracted a wide range of users, including ordinary people, celebrities and other public figures, as well as organizations, such as media outlets, businesses, government agencies and charities.

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

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format, and we have begun to offer native ads that conform to the information flow on our platform. To support the mobile format, we have developed a SIG recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With the high information-density of Chinese characters and users’ ability to personalize content information flow, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Over 83% of our MAUs in December 2015 accessed Weibo from mobile devices at least once during the month, and mobile revenues accounted for 63% of our advertising and marketing revenues in 2015

We began monetization of our platform in 2012, and we have since experienced rapid revenue growth. Our revenues increased from $188.3 million in 2013 to $334.2 million in 2014 and further to $477.9 million in 2015. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as game-related services. Due to our limited operating history and evolving monetization model, comparisons of our results of operations from period to period may not be meaningful.

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

Self-Expression Products. We offer the following products to enable our users to express themselves on our platform:

•                  Feed. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A feed is usually limited to 140 Chinese characters, but Chinese characters are more information-dense than the letters of the alphabet and can conveyed more meaning in the same space. Furthermore, feeds on Weibo often include rich, descriptive and vivid content, such as photos, streaming music, short videos or long-form articles, while still fitting onto the screens of mobile devices.

•                  Individual Page. Each user has a Page that displays the user’s profile, feeds and album. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is available on the user’s Page. Users with verified authentic identity information will have an orange “V” mark on their profile picture. Users can personalize their Pages by selecting and changing their cover photo and profile picture at any time.

•                  Enterprise Page. Businesses and other organizations with verified identities can apply for enterprise accounts, which entitle them to enterprise services through the download of Page apps on our platform. Page apps enable organizations to customize their Weibo Pages and to perform marketing events, promotion activities, ad campaigns and payment processing on Weibo. For example, an e-commerce merchant can install Page apps to facilitate purchase activities through Weibo or offer “red envelop,” lucky money, drawings to build a follower base.

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

Weibo Apps. We have developed a suite of mobile apps to further enrich the service offerings of Weibo. For example, Weibo Headlines aggregates news and information from Weibo and other online sources based on an article’s popularity and enables users to comment, like and share to their followers on Weibo. Another example is Weibo Weather (Tianqitong), a leading weather app in China that features weather condition, particle matter index (PMI) and other information, such as scenic photos from cities that the users selected to follow.

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

Promoted Marketing. Our promoted marketing offerings include the following:

•                  Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the ad to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media to our customers. We offer promoted feeds tailored to different customer segments such as:

•                  FST is a customizable and self-service marketing solution under a bidding system. Customers are able to target users based on gender, age, geographic location, interests and device type. They can also target users by their social interaction on our platform. For example, they may target all of the followers of a given user. Customers can place FST ads either through our authorized distributors, who have expertise in social media marketing, or directly by themselves using our self-service advertising system;

•                  Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers;

•                  Weibo Select is a highly customizable version of promoted feeds. We work directly with the customer or the customer’s ad agency to define the parameters of the targeted marketing. For example, in addition to targeting users based on demographics and social relationships, customers can target users who have engaged with feeds using a specific keyword during a specified time period; and

•                  Weibo Express is a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users.

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

•                  Enterprise Application Programming Interfaces. We offer enterprise services to businesses and other organizations through enterprise application programming interfaces. For example, our enhanced messaging application programming interfaces facilitate more convenient interaction between users and their followers. Using the application programming interfaces, third-party developers enable organizations to send private bulk messages to followers who have opted in to such subscriptions. For example, many followers of the China Earthquake Networks Center have subscribed for earthquake news alerts. With this subscription function, the China Earthquake Networks Center is able to send timely earthquake news through Weibo’s messenger to all of its subscribers at once. We also provide data application programming interfaces to third-party developers for them to provide data analytics services to brands and businesses.

Weibo Credit. Weibo Credit allows our users to purchase in-game virtual items and other types of fee-based services on Weibo and for our platform partners to receive payment in an easy-to-use, secure and trusted environment.

Weibo Wallet. Weibo wallet enables individuals and businesses to hand out “red envelops” to build a bigger and more active follower base.

Competition

Major Chinese internet companies, including Tencent, Netease and Sohu, as well as new players in China, who provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content.

In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based apps. These services include (i) mobile messengers and other social apps, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Yixin, Laiwang, Douban, Baidu Post and Momo; (ii) news apps, such as Jinritoutiao and news apps operated by other major internet companies, such as Sohu, NetEase, Tencent and Phoenix New Media; and (iii) multi-media apps, such as Inke, In, Nice, Paipai and Meipai. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. We may also face increasing competition from global social media, social networking services and messengers, such as Twitter, Instagram, Facebook, WhatsApp, Line, Kakao Talk and Snapchat. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.”

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against online and mobile businesses that offer such services, including Sohu, NetEase, Tencent, Baidu, iQiyi, Youku Tudou and Phoenix New Media. We also compete with internet companies that offer offline-to-online (O2O), closed-looped solutions and other performance-based advertising and marketing services tailored to specific industries including automobile, entertainment, travel and fast moving consumer goods, such as Bitauto, Autohome, Meituan/Dianping and Qunar. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing spending. Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain a larger share of advertising and marketing budgets. We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors, including the size, composition and engagement of our user base, our ad targeting capabilities, market acceptance of our advertising and marketing services, our marketing and selling efforts, the return our customers receive from our advertising and marketing services and the strength and reputation of our brands. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.”

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

Due to the expertise required to carry out an effective online marketing campaign, key accounts usually hire advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of services, including designing ad campaigns based on an analysis of the customer’s needs, crafting ads in various formats and providing analytical tracking.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 9 patent and applied for an additional 72 patents with the PRC State Intellectual Property Office. We have registered 65 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “,” “” and “” trademarks.

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

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

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

Regulation

The following description of PRC laws and regulations is based upon the opinion of TransAsia Lawyers, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Item 3.D. Key Information—Risk Factors.”

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations, promulgated by the State Council in 2000, and were subsequently revised on July 29, 2014, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services is a subcategory of value-added telecommunications services. On December 25 2015, the MIIT published the Classification Catalogue of Telecommunications Services (the 2015 Catalogue), which will take effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003 respectively. Under the 2015 Catalogue, the “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

To comply with these PRC regulations, we operate our platform through Weimeng. Weimeng is currently owned by four individuals, Z. Cao, W. Zheng, Y. Liu, and W. Wang, all of whom are PRC citizens. Weimeng holds an Internet Content Provision License and a Bulletin Board Service Permit. Weimeng owns the domain names related to its operations and our platform (weibo.com, weibo.cn, and weibo.com.cn), while the trademarks relating to our operations are held by Weibo Technology and SINA’s subsidiaries. Due to the fact that trademarks owned by SINA’s subsidiaries contain SINA’s Chinese name or logo, such trademarks cannot be transferred to us. However, each of SINA’s subsidiaries has granted an exclusive license to Weimeng for its use of such trademarks. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by Weimeng, we may need to transfer these trademarks to Weimeng, which could severely disrupt our business.

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

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On July 6 2015, the Standing Committee of the National People’s Congress released a Draft Cyber Security Law to solicit public comments. Once adopted, this will be the first Chinese law that focuses exclusively on cyber security. The Draft sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure facilities,” and includes national security examinations under certain circumstances. Among other factors, “key information infrastructure facilities” include networks and systems owned or managed by network service providers with a significant number of users. The Draft provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate persons to be responsible for security management. Additionally, these operators must conduct background checks on the persons responsible for security management and on personnel in other critical positions. The Draft provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments, in addition to which a national security examination process under the National Security Law will be triggered. In addition, the Draft provides that the operators of key information infrastructure facilities must store important data collected and generated through their operations, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Draft also establishes more stringent requirements for network operators. The Draft establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers, such that when these operators become aware of a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The relevant authorities may also order such actions if the authorities themselves become aware of any prohibited information. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

As this law is only in draft form, there are substantial uncertainties as to its enactment timetable, final content, likely interpretation and ultimate implementation. The draft Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Because Weimeng is an internet content provision operator, we are subject to laws and regulations relating to information security. To comply with these laws and regulations, Weimeng has completed the mandatory security filing procedures with local public security authorities. We regularly update our information security and content-filtering systems based on any newly issued content restrictions, and maintain records of user information as required by relevant laws and regulations. We have also taken measures to delete or remove links to content that, to our knowledge, contains information that violates PRC laws and regulations.

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

To comply with these laws and regulations, we require our users to accept terms of services under which they agree to provide certain personal information to us, to have established information security systems protect user privacy and to have such information filed with the MIIT or its local branch as required. If Weimeng, which is an internet content provision operator, violates PRC laws in this regard, the MIIT or its local bureau may impose penalties and Weimeng may be liable for damages caused to their users. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

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

On April 24, 2015 the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

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

The Administrative Provisions on Online Publishing Services, or the Provisions, which are jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and takes effect on March 10, 2016. The Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC is subject to the Provisions.  The Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Provisions, online publications refers to digital works which have publishing features such as having been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and others. Any online game shall obtain approval from SAPPRFT before it is launched online. Further, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

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

Regulations on Internet News Dissemination

The Administrative Regulations for Internet News Information Services were jointly promulgated by the State Council Information Office and the MIIT in 2005, replacing the previous rules. These regulations stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in the these regulations but may not publish news items produced by themselves or other news sources. These regulations also require the general websites of non-news organizations to obtain permit and approval from the State Council Information Office at both the provincial and national level before they commence providing news dissemination services.  On January 11, 2016, a revised draft of the Administrative Regulations for Internet News Information Services was published by the State Internet Information Office, or the SIIO, to solicit public comments.

On April 28, 2015, the SIIO issued the Provisions on the Questioning Procedures for Internet News Service Providers, or the Provisions. The Provisions provide the SIIO and its local branches with a formal procedure for bringing in key personnel from internet news service providers for questioning as well as giving oral warnings, identifying problems and ordering rectifications in certain circumstances specified in the Provisions such as the failure to deal with illegitimate information in a timely fashion and when circumstances are severe. If the SIIO or its local branches orders an internet news service provider to rectify a problem through the questioning procedures and it fails to do so, then the internet new service provider may be subject to administrative action including a written warning, fine, temporary suspension of operations or the revocation of licenses. Internet news service providers are also subject to enhanced penalties for several violations under the questioning procedures. Additionally, the SIIO and its local branches may publicize information related to the questioning procedures that it conducted against internet news service providers under the Provisions. The Provisions took effect on June 1, 2015.

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

Regulations on Human Resources Services

The principal regulation governing ownership of human resources services companies in China is the Interim Regulations on the Administration of China-Foreign Equity Joint Ventures as Human Resources Agencies, jointly promulgated by the Ministry of Personnel (which has been reorganized into the PRC Ministry of Human Resources and Social Security), the Ministry of Commerce and the State Administration for Industry and Commerce in September 2003, and amended in May 2005 and April 2015. Under this regulation, the percentage of foreign ownership of a foreign-invested human resources services company cannot be less than 25% or more than 49%, unless the foreign investor is from Hong Kong or Macao, in which case foreign ownership is permitted to be up to 70%.

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

We have registered 9 patent and applied for 72 patents with the State Intellectual Property Office as of March 31, 2016.

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

The Protection of the Right of Communication through Information Networks was promulgated by the State Council in 2006 and amended in 2013. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 65 software copyrights as of March 31, 2016.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office, which is under the State Administration for Industry and Commerce and handles trademark registration affairs in China, will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. “ ,” and “  “ are registered trademarks of SINA’s subsidiaries in China and are exclusively licensed to us for use.

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, as amended in 2009 and 2012. According to these rules, any natural person or organization that can bear independently its own civil responsibilities has the right to apply for the domain registration under the top level domain names, such as “.cn” and “. 中国”. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, such as the first tier domain name “.cn”. In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in 2012 and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including weibo.com, weibo.cn, and weibo.com.cn.

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

SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiary are still not allowed to extend intercompany loans to our PRC consolidated entities. In addition, as Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

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

C.                                    Organizational Structure

Weibo is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries and Our VIE. The following diagram illustrates our corporate structure, including our major subsidiaries and consolidated variable interest entities, as of the date of this annual report:

Contractual Arrangements with Our VIE and Its Shareholders.

The capital investments in Our VIE were funded through Weibo Technology and recorded as interest-free loans to the shareholders of Our VIE. As of December 31, 2015, the total amount of interest-free loans to the shareholders of Our VIE was RMB55 million ($8.5 million). Under various contractual agreements, the shareholders of Our VIE are required to transfer their ownership in Our VIE to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of Our VIE are assigned to Weibo Technology. Weibo Technology has the power to appoint all directors and senior management personnel of Our VIE. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with Our VIE, under which Weibo Technology provides technical services and other services to Our VIE in exchange for substantially all of its economic benefits. In addition, the shareholders of Our VIE have pledged their shares in Our VIE as collateral for repayment of loans and payment of fees on technical and other services due to us.

The following is a summary of the VIE agreements with Our VIE:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Our VIE with the sole purpose of providing funds necessary for those shareholders to make capital injections to Our VIE. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In our consolidated financial statements, these loans are eliminated with the capital of Our VIE during consolidation.

Share Transfer Agreements. Each shareholder of Our VIE has granted Weibo Technology an option to purchase his shares in Our VIE at a purchase price equal to the amount of capital injection. Weibo Technology may exercise such option at any time until it has acquired all shares of Our VIE, subject to applicable PRC laws. The options will be effective until the earlier of (i) Weibo Technology and the shareholders of Our VIE have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Our VIE agree in writing to terminate these agreements.

Loan Repayment Agreements. Each shareholder of Our VIE has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfers. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of Our VIE have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Our VIE agree in writing to terminate these agreements.

Agreement on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of Our VIE has authorized Weibo Technology to exercise all his voting power as a shareholder of the applicable VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Our VIE, including without limitation appointment of directors, transfer, mortgage or dispose of Our VIE’s assets, transfer of any equity interest in Our VIE, and merger, split, dissolution and liquidation of Our VIE. The authorizations are irrevocable and will not expire until Our VIE dissolves. Modification, supplement or adjustment of the terms may only be made with the consent from Weibo Technology.

Share Pledge Agreements. Each shareholder of Our VIE has pledged all of his shares in Our VIE and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreements and for the payment obligations of Our VIE under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Our VIE and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Our VIE has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Our VIE’s online advertising and other related businesses. Under the exclusive sales agency agreement, Our VIE has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Our VIE. Due to its control over Our VIE, Weibo Technology has the right to determine the service fee to be charged to Our VIE under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Our VIE, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Our VIE dissolves. Under the trademark license agreement, Weibo Technology has granted Our VIE trademark licenses to use the trademarks held by Weibo Technology in specific areas, and Our VIE is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology. In the years ended December 31, 2013, 2014 and 2015, the total amount of service fees that Weibo Technology received from Our VIE under these service agreements and the trademark license agreement was $79.2 million, $187.8 million and $232.4 million, respectively, which were based on the actual cost incurred for providing the services and the cash position and operations of Our VIE.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that our arrangements with Our VIE are not in conflict with current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that our transfer pricing structure was not done on an arm’s-length basis and therefore constitutes favorable transfer pricing, they could request that Our VIE adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of Weibo Technology but could adversely affect us by increasing Our VIE’s tax expenses, which could subject Our VIE to late payment fees and other penalties for underpayment of taxes and/or could result in the loss of tax benefits available to Weibo Technology in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

D.                                    Property, Plant and Equipment

Our headquarters and our principal product development facilities are located in Beijing. We have leased approximately 31,000 square meters of office space, including Beijing, Tianjin, Chengdu, Shanghai and Hangzhou as of December 31, 2015. These leases vary in duration from one to three years. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space with us for our employees to use.

The servers that we use to provide our products and services are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, as well as servers located at various internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong. We share the use of these servers with SINA under a transitional services agreement. Maintenance and repair are the responsibility of SINA employees for the time being, and these services are also governed by the transitional services agreement. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA—Transitional Services Agreement.”

Item 4A.                        Unresolved Staff Comments

None.

Item 5.                                 Operating and Financial Review and Prospects

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our business and repetitive financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3.D. Key Information—Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.

A.                                    Operating Results

Overview

As a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Since our inception in August 2009, we have achieved significant scale. In December 2015, we had 236 million MAUs and 106 million average DAUs, increasing from 175.7 million MAUs and 80.6 million average DAUs in December 2014, and 129.1 million MAUs and 61.4 million average DAUs in December 2013. Approximately 83% of our MAUs in December 2015 accessed Weibo through mobile devices at least once during the month.

We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers, ranging from key accounts to Alibaba/e-commerce merchants to SMEs. We generate a substantial majority of our revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad products. We have developed and are continuously refining our SIG recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness on Weibo.

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

We began monetization of our platform in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through game-related and other value-added services. We generate advertising and marketing revenues from social display ads, which we introduced in 2012, and mobile-adapted promoted marketing arrangements, such as promoted feeds which we launched in 2013. We have since experienced rapid revenue growth. Our revenues increased from $188.3 million in 2013 to $334.2 million in 2014 and further to $477.9 million in 2015. We had a net income of $34.7 million in 2015, as compared to a net loss of $65.3 million in 2014 and a net loss of $39.8 million in 2013.

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

User Growth. Our revenues are ultimately affected by the growth in our active user base, and strategies we pursue to achieve active user growth may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception in 2009. In general, the proportion of internet users in more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. The term “tier 1 cities” comprises the four cities of Beijing, Shanghai, Guangzhou and Shenzhen, while “tier 2 cities” is commonly understood to include up to two dozen other large cities, mostly in the more developed coastal regions of China. Residents of tier 1 cities are early adopters of new technology and are influential in setting social trends, and this is also true of residents of tier 2 cities compared to residents of lower-tier cities and the rest of the country. Our ability to grow our active user base will depend in part on the success of our strategies to attract more new active users from lower-tier cities and towns in China.

Our top priority currently is to grow user scale and user engagement especially on mobile, and we may not see these efforts translate into revenues and profits in the short term. Our monetization model is relatively new and evolving. Therefore, we are unable to gauge the period-to-period growth of our revenues based on any particular user traffic metric. Furthermore, our ability to monetize our user traffic depends to a large degree on how well the demographic profile and social interests of our users fit the audience profile that our advertising and marketing customers hope to reach at any given time. Our user growth rate may decrease as the size of our user base increases to an even larger scale, and due to the media nature of our platform, the growth of our users may not be linear.

User Engagement. Changes in user engagement could affect our results of operations, especially since we began generating revenues from promoted marketing arrangements in 2013. We need to motivate our users to engage actively with the content on our platform, both to secure an abundant supply of user generated content for our users and to ensure that we have a broad audience to consume the advertising and marketing services that we sell. In particular, we need to further increase the use of Weibo on mobile devices, as we expect mobile usage in China and globally to increase at a faster rate than desktop computer usage for the foreseeable future. In addition, videos on Weibo are attracting increasing attention and have become an important way for our users to interact, thus our ability to provide an easy-to-use infrastructure for our users to upload or share videos from other third-party video websites will largely impact our user experience.

We plan to continue to enhance our user experience and engagement by improving our product features, offering new products, expanding our content offerings through collaboration with platform partners, developing and integrating more mobile applications to drive mobile user engagement, and continuing to refine Weibo’s SIG recommendation engine to improve relevance and targeting ability.

Monetization. We have a short history of monetizing our platform and we are still exploring the most effective ways of monetization without adversely affecting user experience. Furthermore, social media is still in the early stages of gaining acceptance as an effective means of advertising. We monitor user engagement and adjust our pricing strategies to optimize the value of our platform for our users and our advertising and marketing customers. We plan to increase the monetization of our platform by managing our inventory of advertising resources more effectively, improving the targeting capabilities of our advertising and marketing offerings, developing new products and formats for adoption by existing and new advertising customers, increasing mobile monetization, and continuing to expand our platform for application developers. We also plan to further diversify our monetization through growing our other services. We started monetization in 2012 by selling PC-based social display ads, and we have been exploring various ways of monetization since then. In the second quarter of 2013, we introduced mobile-adapted promoted marketing arrangements, such as promoted feeds, to SMEs and in the second quarter of 2014 to key accounts. In the fourth quarter of 2014, we launched a self-service marketing service system, which allows our users to purchase Weibo marketing services directly from our platform without having to go through an agency.

The year of 2015 witnessed a continuously strong growth of mobile traffic on our platform, and more than half of our revenues were generated from mobile traffic in 2015. We expect this trend to continue, and we are endeavoring to monetize this increasing traffic. Our ability to further grow our mobile traffic and adopt mobile-tailored advertising and marketing services will have great impact on our future revenues.

Competition. We face significant competition both for the time and attention of Chinese internet users and for the advertising and marketing spending of companies that market to Chinese businesses and consumers. Social media is relatively new as a means of advertising and we compete for advertising and marketing budgets with a wide variety of traditional and new media as well as social platforms. We must compete effectively for users and for advertising and marketing customers in order to grow our platform and increase our revenues. We intend to continue to invest in product development, technology infrastructure and our sales and marketing capabilities to address the competition we face.

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

Investment in Talent. Our employee headcount has increased significantly since our inception and we expect this trend to continue for the foreseeable future. There is heavy demand in China’s internet industry for talented technical, sales and marketing, management and other personnel with necessary experience and expertise. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including stock-based compensation.

Taxation

We generate the majority of our operating income (loss) from our PRC operations and have recorded income tax provisions (benefits) for the periods presented. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all periods presented.

Cayman Islands

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong, Weibo HK, is subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Weibo Technology, Weimeng and Weibo Interactive are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Weibo Technology is qualified as a software enterprise and is entitled to an exemption from the enterprise income tax for two years beginning 2015 and a 50% reduction to a rate of 12.5% for the subsequent three years. Weibo Technology has also been qualified as a High and New Technology Enterprise and entitled to a preferential tax rate of 15% from 2014 to 2017. Weibo Technology achieved cumulative taxable income for 2015 and thus elected to enjoy the tax exemption as a software enterprise in the same year.

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

If our holding company in the Cayman Islands, Weibo Corporation, were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We and/or our Hong Kong subsidiary may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders, and have a material adverse effect on our results of operations and the value of your investment.”

If Weibo HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, then dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by Weibo Technology to Weibo HK would still be subject to PRC dividend withholding tax and whether such tax, if imposed, would be imposed at a rate of 5% or 10%. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.6%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Critical Accounting Policies, Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, appearing elsewhere in this annual report on form 20-F. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, judgments and assumptions on an ongoing basis.

Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Basis of Presentation, Combination and Consolidation

Weibo was founded by SINA, our parent company, in August 2009. Prior to the establishment of Weibo Corporation, the operations of Weibo business was carried out by various subsidiaries and variable interest entities of SINA. After the establishment of Weibo Corporation, Weibo HK, Weibo Technology and Weimeng, we gradually completed our reorganization before our initial public offering, including the acquisition of Weibo Interactive from SINA effective in December 2013.

Since we and SINA are under common control, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to the Weibo business for all periods presented. The assets and liabilities have been stated at historical carrying amounts. In addition, our consolidated financial statements have been prepared as if the current corporate structure, including the transfer of Weibo Interactive in December 2013 and the Weibo Funds in June 2015, had been in existence throughout the periods presented.

Only those assets and liabilities that were specifically identifiable to the Weibo business were included in our consolidated balance sheets. For receivables related to us for which SINA first collects the payments from customers, such amount was recorded as accounts receivable due from SINA, any uncollectible losses arising from the accounts receivable due from SINA will pass through to us. For liabilities related to us for which SINA advanced the funding, such amount was included in the accrued liabilities due to SINA. Our consolidated statements of income (loss) and comprehensive income (loss) consisted of all costs and expenses related to us, including costs and expenses related to us that were allocated from SINA. Allocations from SINA, including amounts allocated to cost of revenues, sales and marketing expenses, product development expenses and general and administrative expenses, were based on a methodology that took into consideration our proportion of the revenues, infrastructure usage and labor usage, among other things, that the management believes to be reasonable. Income tax liability was calculated as if we had filed separate tax returns for all the periods presented.

To comply with PRC laws and regulations, we provide substantially all of our services in China via Our VIE and its subsidiaries since our reorganization. Our VIE holds critical operating licenses that enable us to do business in China. Most of our revenues, costs and net income (loss) in China are directly or indirectly generated through Our VIE and its subsidiary. We have signed various agreements with Our VIE to allow the transfer of economic benefits from Our VIE to us. As a result of these contractual arrangements, we are considered the primary beneficiary of Our VIE and its subsidiaries, and combine and consolidate their results of operations, assets and liabilities in our financial statements.

Our consolidated financial statements may not be reflective of our results of operations, financial position and cash flows had we been operating as a stand-alone company during those periods. Our historical results for any period presented are not necessarily indicative of the results to be expected for any future period. Although we believe that the assumptions underlying our consolidated financial statements and the allocations made to us are reasonable, our basis of presentation and allocation methodologies required significant assumptions, estimates and judgments. Using a different set of assumptions, estimates and judgments would have materially impacted our financial position and results of operations.

Fair Value Measurements

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability.

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

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from SINA and other related parties, accounts payable, amount due to SINA, accrued liabilities due to third parties and employees and accrued liabilities due to related parties approximates fair value because of their short-term nature.

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

We monitor our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business, including current earnings trends, undiscounted cash flows, and other company-specific information, such as recent financing rounds. Determination of the fair value, particularly for investments in privately-held companies whose revenue model is unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of income (loss) and comprehensive income (loss).

The investments in marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than temporary. Our judgment of whether impairment is other-than-temporary is based on an assessment of factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our consolidated balance sheets or as a realized loss in the consolidated statements of comprehensive income (loss).

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

We recognize the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest.

Prior to our initial public offering, the determination of estimated fair value of our company required complex and subjective judgments due to our limited financial and operating history, unique business risks and limited public information on companies in China similar to us. We, with the assistance of an independent valuation firm, evaluated the use of two generally accepted valuation approaches. The income approach was used if a revenue model had been established, the market approach was used if information from comparable companies had been available, or a weighted blend of these two approaches was used if more than one was applicable, to estimate our enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for option liability to Alibaba. For the market approach, we selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks. Prior to our initial public offering, the income approach was applied when the revenue model for us had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as the business developed. After our initial public offering, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied in determining the fair value of the options and restricted share units granted. Changes in these estimates and assumptions could materially affect the determination of fair value of stock-based compensation.

Allowances for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that will not be collected. We determine the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. We also provide specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which could materially impact our financial position and results of operations.

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

Other Revenues. We generate other service revenues principally from fee-based services, including game-related services, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

We offer data licensing that allow our customers to access, search and analyze historical and real-time data on our platform. Data licensing arrangements are for a fixed period, typically one year, and such derived revenue is recognized ratably over the contract period.

Taxation

Income Tax. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our consolidated statements of income (loss) and comprehensive income (loss). Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

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

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We does not anticipate that this adoption will have a significant impact on our financial position, results of operations, or cash flows.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2015-02 on our consolidated financial statements.

In April 2015, the FASB issued updated guidance which requires the issuer to presents the issuance costs of debt in the balance sheet as a direct deduction from the related debt liability rather than as an asset. This guidance will be effective for us beginning the first quarter of fiscal year 2016.  We believe the guidance will have immaterial impact on our consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In November 2015, the FASB issued updated guidance which requires deferred tax assets and liabilities to be presented as noncurrent on the balance sheet. This guidance was required to be adopted by us beginning the first quarter of fiscal year 2017 but early adoption is permitted. We early adopted the guidance, and retrospectively reclassified approximately $18,000 of the current deferred tax assets from prepaid expenses and other current assets into other assets in the consolidated balance sheets as of December 31, 2014. We believe the adoption of the guidance does not have a significant effect on our consolidated financial statements.

In January 2016, the FASB issued updated guidance intended to improve the recognition and measurement of financial instruments. This guidance will be effective for us beginning the first quarter of fiscal year 2018. We are currently evaluating the impact this new guidance will have on our consolidated financial statements.

In February 2016, the FASB issued a new standard on leases, ASU No. 2016-2, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the lease liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This standard will be effective for us beginning the first quarter of fiscal year 2019. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects.”

On June 30, 2015, we completed the acquisition from SINA of the Weibo Funds, which engage in investing in start-up high-tech companies, for a fixed cash consideration of $22.0 million. As this transaction has been accounted for as a reorganization of entities under common control, the summary consolidated financial data presented below for the years ended December 31, 2013 and 2014 have been retrospectively adjusted to present the Weibo Funds as if we had owned and operated them throughout the periods presented. The consolidated financial data set forth below as of and for each of the years presented may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to the Weibo Funds if we had owned and operated it throughout those years.

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$96,976	$129,644	$207,657
Alibaba	49,135	107,587	143,650
SINA and other related parties	2,315	27,551	51,108
Subtotal	148,426	264,782	402,415
Other revenues	39,887	69,390	75,476
Total revenues	188,313	334,172	477,891
Costs and expenses:
Cost of revenues(1)	59,891	83,599	141,960
Sales and marketing(1)	63,076	120,361	126,059
Product development(1)	100,740	125,832	143,444
General and administrative(1)	23,214	26,483	28,925
Total costs and expenses	246,921	356,275	440,388
Income (loss) from operations	(58,608)	(22,103)	37,503
Loss from equity method investments	(1,236)	(5)	(6)
Realized gain from investments	397	481	944
Investment related impairment	(2,526)	(2,521)	(8,005)
Remeasurement gain upon obtaining control	3,116	—	—
Interest and other income (expenses), net(2)	(2,871)	6,780	6,344
Change in fair value of investor option liability	21,064	(46,972)	—
Income (loss) before income tax expenses (benefits)	(40,664)	(64,340)	36,780
Less: Income tax expenses	271	1,128	2,591
Net income (loss)	(40,935)	(65,468)	34,189
Less: Net loss attributable to non-controlling interests	(1,145)	(143)	(556)
Net income (loss) attributable to Weibo	$(39,790)	$(65,325)	$34,745
Shares used in computing net income (loss) per share attributable to Weibo’s ordinary shareholders:
Basic	146,820	186,878	208,163
Diluted	146,820	186,878	217,918
Income (loss) per ordinary share:
Basic	$(0.27)	$(0.35)	$0.17
Diluted	$(0.27)	$(0.35)	$0.16
Income (loss) per ADS(3):
Basic	$(0.27)	$(0.35)	$0.17
Diluted	$(0.27)	$(0.35)	$0.16

Notes:

(1)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015
	(in $ thousands)
Cost of revenues	4,253	755	1,196
Sales and marketing	6,150	1,583	3,209
Product development	9,209	4,392	10,210
General and administrative	11,630	7,049	11,784
Total	31,242	13,779	26,399

(2)         Included interest expenses on amount due to SINA of $6.7 million, $2.8 million and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

(3)         Each ADS represents one Class A ordinary share.

Revenues

We generate revenues primarily from advertising and marketing services to customers, including social display ads and promoted feeds. We also generate revenues from fee-based services, including game-related services, VIP membership and data licensing.

2015 Compared to 2014

Our revenues increased by 43% from $334.2 million in 2014 to $477.9 million in 2015.

•                  Advertising and marketing revenues.  Advertising and marketing revenues increased by 52% from $264.8 million in 2014 to $402.4 million in 2015. Revenues from key accounts, who are usually large brand advertisers, grew by 8% from $95.7 million in 2014 to $103.5 million in 2015. The growth in key account revenues was mostly attributed to Weibo + TV and Big Day ad campaigns, as well as the increase in user growth and user engagement. Revenues generated from Alibaba were $143.7 million, representing an increase of 34% from 2014, and accounted for 30% of our total revenues in 2015. Our strategic collaboration with Alibaba ended in January 2016 and, although we expect Alibaba to continue to be a significant customer, revenues from Alibaba in 2016 is expected to be significantly less than in 2015. Revenues from SMEs grew by 153% from $61.5 million in 2014 to $155.2 million in 2015. The growth in SME revenues was mainly attributed to the growth in the number of SMEs as well as the launch of self-service marketing service system since the fourth quarter of 2014. The growth of advertising and marketing revenues was also attributed to the shift of demand from PC ads to mobile ads, which benefited from the increase in mobile users. In 2015, mobile advertising revenue represented approximately 63% of total advertising revenues, as compared to approximately 44% in 2014. Mobile MAUs increased by 39% from 140.8 million in December 2014 to 196.3 million in December 2015.

•                  Other revenues. Other revenues increased by 9% from $69.4 million in 2014 to $75.5 million in 2015, despite a 60% year-over-year decline in revenue from data licensing, a deemphasized business. The increase in other revenues was mainly attributable to an increase in revenues generated from our game-related services and VIP membership. Our revenues generated from game-related services increased by 33% from $33.3 million in 2014 to $44.3 million in 2015, resulting from an increase in average monthly revenue per paying account.  Our revenues generated from VIP membership increased by 36% from $13.0 million in 2014 to $17.6 million in 2015, representing 23% of our total other revenues in 2015.

2014 Compared to 2013

Our revenues increased by 77% from $188.3 million in 2013 to $334.2 million in 2014.

•                  Advertising and marketing revenues.  Advertising and marketing revenues increased by 78% from $148.4 million in 2013 to $264.8 million in 2014. Revenues from key accounts, who are usually large brand advertisers, grew by 17% from $81.6 million in 2013 to $95.7 million in 2014. The growth in key account revenues was mostly attributed to the introduction of new ad products, such as Weibo + TV and event-driven advertising offerings, the release of promoted feeds to key accounts in the second quarter of 2014, and the increase in user growth and engagement. Revenues generated from Alibaba were $107.6 million, representing an increase of 119% from 2013, and accounted for 32% of our total revenues in 2014. Revenues from SMEs grew 247% from $17.7 million in 2013 to $61.5 million in 2014. The strong growth in SME revenues was mainly attributed to the increase in the number of SMEs, which grew by 118% from approximately twelve thousand in 2013 to approximately twenty-six thousand in 2014. Self-service marketing was officially launched in late 2014, and SME revenues included revenues from self-service marketing, which were insignificant. Customers of self-service marketing, mostly individuals and small businesses, were not included in the SME number. In 2014, mobile advertising revenue represented approximately 44% of total advertising revenues, as compared to 28% in 2013, which was helped by the increase in mobile users. Mobile MAUs increased by 47% from 95.7 million in December 2013 to 140.8 million in December 2014.

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

2015 Compared to 2014

Our costs and expenses increased by 24% from $356.3 million in 2014 to $440.4 million in 2015.

•                  Cost of Revenues. Cost of revenues increased by 70% from $83.6 million in 2014 to $142.0 million in 2015. This increase was attributed to an increase of $20.4 million in cost associated with revenue share resulting from higher revenues, an increase of $16.9 million in infrastructure-related costs resulting from traffic growth, an increase of $12.0 million in VAT resulting from higher revenues, and an increase of $7.4 million in labor costs. We expect our cost of revenues in absolute amount to increase in the foreseeable future.

•                  Sales and Marketing. Our sales and marketing expenses increased by 5% from $120.4 million in 2014 to $126.1 million in 2015. The increase was primarily due to an increase of $10.2 million in marketing expenses, an increase of $3.5 million in outsourcing labor and an increase of $1.6 million in stock-based compensation, partially offset by a decrease of $6.6 million in personnel related expenses arising from decreased personnel related costs allocated from SINA. We expect our sales and marketing expenses in absolute amount to increase in the foreseeable future.

•                  Product Development. Our product development expenses increased by 14% from $125.8 million in 2014 to $143.4 million in 2015. The increase was primarily due to an increase of $11.4 million in personnel-related expenses as we expanded our development team to support new product development, product enhancement and SIG recommendation engine improvement efforts, and an increase of $5.8 million in stock-based compensation, partially offset by a decrease of $1.4 million in expenses for outside services. We expect our product development expenses in absolute amount to increase in the foreseeable future.

•                  General and Administrative. Our general and administrative expenses increased by 9% from $26.5 million in 2014 to $28.9 million in 2015, primarily due to an increase of $4.7 million in stock-based compensation, which was offset by a decline of $2.4 million in bad debt expense as we collected long-past-due customer receivables in 2015. We expect our general and administrative expenses in absolute amount to increase in the foreseeable future.

2014 Compared to 2013

Our costs and expenses increased by 44% from $246.9 million in 2013 to $356.3 million in 2014.

•                  Cost of Revenues. Cost of revenues increased by 40% from $59.9 million in 2013 to $83.6 million in 2014. This increase was primarily due to an increase of $13.0 million in VAT, in line with the revenue growth, an increase of $5.6 million in infrastructure costs arising from traffic increase, an increase of $4.3 million in cost associated with revenue share arising from higher revenues, as well as an increase of $3.2 million in labor costs, partially offset by a decrease of $3.5 million in stock-based compensation. We expect our cost of revenues in absolute amount to increase in the foreseeable future.

•                  Sales and Marketing. Our sales and marketing expenses increased by 91% from $63.1 million in 2013 to $120.4 million in 2014. The increase was primarily due to an increase of $37.8 million in brand promotion and marketing expenses, including promotional expenses related to the 2014 World Cup, an increase of $20.1 million in personnel-related expenses as a result of increased headcount, wages and other personnel-related costs of our sales and marketing personnel to support our monetization efforts, partially offset by a decrease of $4.6 million in stock-based compensation. We expect our sales and marketing expenses in absolute amount to increase in the foreseeable future.

•                  Product Development. Our product development expenses increased by 25% from $100.7 million in 2013 to $125.8 million in 2014. The increase was primarily due to an increase of $17.3 million in personnel-related expenses as we expanded our product development team to support new product development, product enhancement and SIG recommendation engine improvement efforts, and an increase of $5.8 million in infrastructure costs relating to our data center and other resources used by our product development team, partially offset by a decrease of $4.8 million in stock-based compensation. We expect our product development expenses in absolute amount to increase in the foreseeable future.

•                  General and Administrative. Our general and administrative expenses increased by 14% from $23.2 million in 2013 to $26.5 million in 2014, primarily due to an increase of $5.7 million in personnel-related expenses as we continued to establish our own supporting system separate from SINA following our initial public offering, partially offset by a decrease of $4.6 million in stock-based compensation. We expect our general and administrative expenses in absolute amount to increase in the foreseeable future.

Investment Related Impairment

We perform impairment assessments of our investments and determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. We recorded $2.5 million, $2.5 million and $8.0 million in impairment charges in 2013, 2014 and 2015, respectively.

Interest and Other Income (Expense), Net

2015 Compared to 2014

We had a net interest income of $6.3 million in 2015, as compared to a net interest income of $6.8 million in 2014, resulting from a decrease of $3.3 million in interest income and currency exchange gain, partially offset by a decrease of $2.8 million in interest expense. The decrease in interest income was due to having less cash and short-term investments subsequent to our investments in 2015 and the decrease in interest expense was due to our settlement of the amount due to SINA in 2014 and having no interest-bearing loans thereafter.

2014 Compared to 2013

We had a net interest income of $6.8 million in 2014, as compared to a net interest expense of $2.9 million in 2013, resulting from an increase of $4.5 million in interest income, generated from the net proceeds of our initial public offering, and a decrease of $3.9 million in interest expense, as we settled the amount due to SINA in 2014 and had no interest-bearing loans thereafter.

Change in Fair Value of Investor Option Liability

We had no gain or loss in the change in fair value of investor option liability in 2015, as the investor option was fully exercised by Ali WB upon our initial public offering in April 2014.

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

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2013	2014	2015
	(in $ thousands)
Net cash provided by (used in) operating activities	(1,950)	(19,412)	181,971
Net cash provided by (used in) investing activities	(161,647)	13,917	(228,310)
Net cash provided by financing activities	408,214	43,663	4,959
Effect of exchange rate changes on cash and cash equivalents	131	(2,402)	(6,045)
Net increase (decrease) in cash and cash equivalents	244,748	35,766	(47,425)
Cash and cash equivalents at the beginning of year	4,351	249,099	284,865
Cash and cash equivalents at the end of year	249,099	284,865	237,440

As of December 31, 2013, 2014 and 2015, our total cash, cash equivalents and short-term investments were $501.4 million, $451.3 million and $335.9 million, respectively. Our principal sources of liquidity have been loans from our parent company SINA, cash from operations, the private sale of our shares to Alibaba in 2013 and the net proceeds from our initial public offering in 2014.

The decline in our cash, cash equivalents and short-term investments as of December 31, 2015 as compared to the amount as of December 31, 2014 was primarily due to equity investments of $268.8 million, including a $142 million investment to Didi and Kuaidi Taxi and the acquisition of the Weibo Funds for $22.0 million, partially offset by $182.0 million cash collected from operation activities. Of our $335.9 million in cash, cash equivalents and short-term investments as of December 31, 2015, our affiliated entities within China held $172.8 million, of which $129.2 million was held by Our VIE and its subsidiaries, with the remaining balance held by our Cayman Island holding company and Hong Kong subsidiary.

The decline in our cash, cash equivalents and short-term investments as of December 31, 2014 as compared to the amount as of December 31, 2013 was primarily due to the $276.6 million repayment of the amount due to SINA and relevant interests, and equity investments of $54.4 million, partially offset by the receipt of net proceeds of $301.3 million from our initial public offering in April 2014, which is net of offering expenses. Of our $451.3 million in cash, cash equivalents and short-term investments as of December 31, 2014, our affiliated entities within China held $53.1 million, of which $10.7 million was held by Our VIE and its subsidiaries, with the remaining balance held by our Cayman Island holding company and Hong Kong subsidiary.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2015 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Operating Activities

Net cash provided by operating activities in 2015 was $182.0 million. The difference between net cash provided by operating activities and net income of $34.2 million in 2015 was primarily due to an increase of $62.4 million in accrued liabilities, $26.4 million in stock-based compensation, $21.0 million in depreciation and amortization, an increase of $17.8 million in deferred revenues, an increase of $12.5 million in amount due to SINA, a decrease of $10.7 million in accounts receivable due from Alibaba and a non-cash charge of $8.0 million in investment related impairment, partially offset by an increase of $15.3 million in accounts receivable due from SINA and other related parties. The increase in accrued liabilities primarily arising from the increased amounts due to employees payroll and bonus payable and increased payable for marketing expenses and sales rebates. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business.

Net cash used in operating activities in 2014 was $19.4 million. The difference between net cash used in operating activities and net loss of $65.5 million in 2014 was primarily due to $47.0 million in non-cash increase in fair value of investor option liability, an increase of $35.2 million in accrued liabilities, $23.1 million in depreciation and amortization, $13.8 million in stock-based compensation, an increase of $8.2 million in amount due to SINA, partially offset by a decrease of $4.7 million in interest payable on amount due to SINA, an increase of $43.4 million in accounts receivable due from Alibaba, an increase of $12.3 million in prepaid expenses and other current assets, an increase of $16.6 million in accounts receivable due from SINA and other related parties and an increase of $14.9 million in accounts receivable due from third parties. The increase in accrued liabilities primarily arising from the increased amounts due to employees payroll and bonus payable and increased payable for marketing expenses and sales rebates. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business. The increases in accounts receivable and in prepaid expenses and other current assets were in line with our revenue growth.

Net cash used in operating activities in 2013 was $2.0 million. The difference between net cash used in operating activities and net loss of $40.9 million in 2013 was primarily due to an increase of $35.9 million in accrued liabilities due to third parties and employees, a decrease of $24.5 million in accounts receivable due from other related parties and SINA, $21.5 million in depreciation and amortization and an increase of $12.6 million in deferred revenues, partially offset by an increase of $26.9 million and $21.3 million in accounts receivable due from third parties and Alibaba, respectively, and change in fair value of investor option liability of $21.1 million. The increase in accrued liabilities due to third parties and employees primarily arising from the increased amounts due to employees in connection with the Alibaba investment and increased payable for marketing expenses and sales rebates. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business. The increases in deferred revenues and accounts receivable due from Alibaba and third parties were primarily due to the growth of our business.

Investing Activities

Net cash used in investing activities in 2015 was $228.3 million. This was primarily due to the purchase of short-term investments of $149.4 million, investment and prepayment in long-term investments of $268.8 million, $22.0 million cash paid for acquisition of the Weibo Funds and purchases of property and equipment of $10.9 million, partially offset by the maturity of short-term investments of $216.6 million and $6.1 million cash received from the sale of long-term investments.

Net cash provided by investing activities in 2014 was $13.9 million. This was primarily due to the maturity of short-term investments of $321.2 million, partially offset by the purchase of short-term investments of $230.2 million, investment and prepayment in long-term investments of $54.4 million, purchases of property and equipment of $14.7 million, and cash paid for business acquisition, net of cash acquired of $9.6 million.

Net cash used in investing activities in 2013 was $161.6 million. This was primarily due to the purchase of short-term investments of $250.0 million, investment and prepayment in long-term investments of $17.7 million and purchases of property and equipment of $12.0 million, partially offset by the maturity of short-term investments of $117.6 million.

Financing Activities

Net cash provided by financing activities in 2015 was $5.0 million. This primarily consisted of proceeds from exercise of stock options of $7.8 million, offset by the payment of loan from SINA of $2.9 million.

Net cash provided by financing activities in 2014 was $43.7 million. This primarily consisted of a net proceeds of $306.5 million received from our initial public offering, funding of $15.8 million from SINA, partially offset by repayment of $269.0 million in principle loans to SINA, our payments for ordinary shares and repurchased vested options of $6.9 million associated with Alibaba transaction in 2013 and payment of offering expenses of $5.2 million.

Net cash provided by financing activities in 2013 was $408.2 million. This primarily consisted of proceeds of $585.8 million received from Alibaba for the sale of our ordinary and preferred shares and funding of $26.6 million from SINA, partially offset by repayment of $159.8 million in loans to SINA and our payments for ordinary shares and repurchased vested options of $45.9 million.

The loans from SINA were presented as cash flow from financing activities in our consolidated statements of cash flows, while cash payment for billings from SINA of costs and expenses allocated was presented under operating activities.

Holding Company Structure

Weibo Corporation is a holding company with no material operations of its own. We conduct our operations primarily through Weibo Technology, Weimeng, Weibo Interactive and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Weibo Technology, Weimeng and Weibo Interactive is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of Weibo Technology, Weimeng and Weibo Interactive may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2015, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $218.7 million. Although Weibo Technology has generated accumulated profits in 2015, it has not paid dividends in the past and the Company currently has no plan to pay any dividend and plan to reinvest the profit into PRC operations.

Capital Expenditures

Our capital expenditures are primarily incurred to purchase servers, computers and other office equipment. Our capital expenditures were $12.0 million in 2013, $14.7 million in 2014 and $10.9 million in 2015. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

C.                                    Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. See “Item 4.B. Information on the Company—Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in $ thousands)
Operating Lease Obligations	8,612	7,166	1,446	—	—
Purchase Obligations	71,586	64,455	7,020	111	—
Total	80,198	71,621	8,466	111	—

Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2018. Our leasing expense was $8.8 million, $14.9 million and $15.5 million in the years ended December 31, 2013, 2014 and 2015, respectively. The majority of the operating lease commitments are from our office lease agreements in China.

Purchase obligations primarily include minimum commitments for internet connection and marketing activities.

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

Name	Age	Position
Charles Chao	50	Chairman of the Board of Directors
Hong Du	44	Director
Daniel Yong Zhang	44	Director
Pehong Chen	58	Independent Director
Frank Kui Tang	47	Independent Director
Gaofei Wang	37	Chief Executive Officer
Herman Yu	45	Chief Financial Officer
Yajuan Wang	47	Vice President, Sales

Charles Chao has served as our Chairman of the board of directors since our inception. He has served as the Chairman of the board of directors of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. He also served as SINA’s Executive Vice President from April 2002 to June 2003 and Vice President, Finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Co-Chairman of E-House (China) Holdings Limited, an NYSE-listed real estate services company, a director of Leju Holdings Ltd., an NYSE-listed company providing online-to-offline (O2O) real estate services in China and a subsidiary of E-House, and a director of NetDragon Websoft Inc., an HKSE-listed company providing technology for online gaming. Mr. Chao holds a Master of Professional Accounting degree from the University of Texas at Austin, an M.A. in Journalism from the University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

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

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been Chief Executive Officer of Alibaba Group Holding Limited, a leading online and mobile commerce company listed on the NYSE, since May 2015, and has served as Alibaba’s director since September 2014. After joining Alibaba group in August 2007, Mr. Zhang served multiple senior management roles within the group. He served as Chief Operating Officer from September 2013 to May 2015, as President of Tmall.com from June 2011 to September 2013, and as Chief Financial Officer of Taobao Marketplace from August 2007 to June 2011 while concurrently served as General Manager of Tmall.com starting in April 2008 to June 2011. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. Mr. Zhang is Chairman of the Board of Intime Retail Group and a director of Haier Electronics Group, both listed on Hong Kong Stock Exchange. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics. He is a member of the Chinese Institute of Certified Public Accountants.

Pehong Chen has served as our independent director since January 2016. Before that he served as a director of SINA between March 1999 and December 2015. Mr. Chen has been the Chief Executive Officer, President and Chairman of the board of BroadVision Inc., a software applications company, since May 1993. Prior to founding BroadVision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was President of Gain Technology, a multimedia software tools company, which was acquired by Sybase. He currently also serves at the board of director of Asian Art Museum. Mr. Chen received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

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

Gaofei Wang has served as our Chief Executive Officer since February 2014. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile from November 2006 to November 2012. Mr. Wang is currently an independent director of Jiayuan.com International, an online dating company listed on NASDAQ. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.

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

Yajuan Wang has served as our Vice President, Sales since February 2014. From May 2012 to February 2014, Ms. Wang held the position of Vice President, Business Operations at SINA. Prior to joining SINA, Ms. Wang worked at Baidu as Director of Business Operations from November 2008 to April 2012. Previously, Ms. Wang worked at Microsoft (China) as Customer/Partner Experience Manager from May 2003 to July 2004 and at China Hewlett-Packard from 1993 to 2002, mainly responsible for Customer Service Delivery. Ms. Wang holds an EMBA degree and a B.A. in Information Science from Peking University.

Conflict of Interest

Two directors of our company are also executive officers of SINA and another director of our company is an executive officer of Alibaba. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for SINA/Alibaba and us. If we have any conflicts of interest with SINA or Alibaba, we may not resolve such conflicts on favorable terms for us because of their significant ownership interest in us and the overlapping director and officer positions at both companies.

Mr. Daniel Yong Zhang was appointed as a director of our company pursuant to the Shareholders Agreement by Ali WB, SINA and us.

B.                                    Compensation

For the year ended December 31, 2015, we paid an aggregate of approximately $0.9 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries and Our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 5,647,872, the sum initially reserved under the 2014 Plan, plus the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. As of December 31, 2015, no option was granted and 6,104,370 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2016, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2010 Plan and the 2014 Plan:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Charles Chao	*	(1)	—	October 10, 2014	—
Hong Du	*		$0.36	September 28, 2010	September 28, 2017
	*	(1)	—	April 4, 2014	—
Pehong Chen	*	(1)	—	November 8, 2013	—
Frank Kui Tang	*	(1)	—	April 4, 2014	—
Gaofei Wang	*		$0.36	September 28, 2010	September 28, 2017
	*	(1)	—	April 4, 2014	—
	*	(1)	—	October 10, 2014	—
Herman Yu	*	(1)	—	November 8, 2013	—
	*	(1)	—	February 5, 2015	—
Yajuan Wang	*		$3.36	July 20, 2012	July 20, 2019
	*		$3.25	January 1, 2013	January 1, 2020
	*		$3.50	October 8, 2013	October 8, 2020
	*	(1)	—	April 4, 2014	—
	*	(1)	—	January 28, 2015	—
Other grantees	3,648,477		From $0.36 to $3.50	From August 16, 2010 to December 30, 2013	From August 16, 2017 to December 30, 2020
	*	(1)	—	From November 8, 2013 to December 14, 2015	—
Total	12,047,544

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

Audit Committee. Our audit committee consists of Mr. Frank Kui Tang and Mr. Pehong Chen, and is chaired by Mr. Frank Kui Tang. Mr. Tang and Mr. Chen satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Tang qualifies as an “audit committee financial expert.” As a Cayman corporation, we are permitted to rely on the home country exemption under NASDAQ rules to reduce the size of our audit committee to two members. An audit committee of two independent directors would satisfy Rule 5605(c)(2).  We have elected to follow home country practice in terms of the number of audit committee members. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Pehong Chen and Mr. Frank Kui Tang, and is chaired by Mr. Pehong Chen. Mr. Chen and Mr. Tang satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting. After the completion of our initial public offering, at each annual general meeting of our company, one-third of our directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall be determined by lot, unless they otherwise agree between themselves.  A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director may be removed at any time before the expiration of his period of office by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office. In addition, Ali WB has obtained certain board representation rights. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with Alibaba.”

D.                                    Employees

We had 2,043, 2,915 and 2,895 employees, respectively as of December 31, 2013, 2014 and 2015. Our employees are mainly based in Beijing, Shanghai, Chengdu, Guangzhou and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2015:

Function:	Number of Employees
Product development	1,758
Sales, customer service and marketing	637
Operations	416
General administration and human resources	84
Total	2,895

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

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2015 was not significant.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.                                    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2016, by:

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

The calculations in the table below is based on 212,725,454 ordinary shares issued and outstanding as of March 31, 2016, comprising of 96,716,232 Class A ordinary shares and 116,009,222 Class B ordinary shares.

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%(1)	% (2)
Directors and Executive Officers:**
Charles Chao(3)	3,035,064	1.4	*
Hong Du	*	*	*
Daniel Yong Zhang	—	—	—
Pehong Chen	*	*	*
Frank Kui Tang	*	*	*
Gaofei Wang	*	*	*
Herman Yu	*	*	*
Yajuan Wang	*	*	*
All directors and executive officers as a group	6,820,608	3.2	1.5
Principal Shareholders:
Sina Corporation(4)	116,009,222	54.5	78.3
Ali WB Investment Holding Limited(5)	64,883,086	30.5	14.6

Notes:

*                 Less than 1% of our total outstanding shares.

**          Except for Hong Du, Daniel Yong Zhang, Pehong Chen and Frank Kui Tang, the business address of our directors and executive officers is 7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District, Beijing, 100080, People’s Republic of China. The business address of Hong Du is 12/F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China. The business address of Daniel Yong Zhang is Alibaba Group Holding Limited, 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China. The business address of Pehong Chen is 1600 Seaport Blvd, Suite 120, Redwood City, CA 94063. The business address of Frank Kui Tang is Suite 705-8, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(1)         For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2016, by the sum of (1) 212,725,454, which is the total number of ordinary shares outstanding as of March 31, 2016, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2016.

(2)         For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2016. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Represents 2,960,064 Class A ordinary shares held by Mr. Charles Chao and 75,000 Class A ordinary shares Mr. Chao has the right to acquire within 60 days after March 31, 2016 upon his vesting of restricted share units.

(4)         Represents 116,009,222 Class B ordinary shares. The address of Sina Corporation is 20/F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China. Sina Corporation is a reporting company under the Exchange Act, which is listed on the NASDAQ Global Select Market.

(5)         Represents (1) 58,883,086 Class A ordinary shares and (2) 6,000,000 Class A ordinary shares represented by ADSs. The address of Ali WB is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands. Such shareholding information is based on the information contained in the Schedule 13G/A filed by Ali WB with the SEC on February 16, 2015. Please see such Schedule 13G/A for information relating to Ali WB.

To our knowledge, as of March 31, 2016, we had 37,075,941 ordinary shares outstanding on an as converted basis that were held by two record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including “ ,” “  “ and “ ,” and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by SINA in case of our breach as provided in the agreement.

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

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. The strategic collaboration has generated $49.1 million, $107.6 million and $137.4 million in advertising and marketing revenues in aggregate for us for the twelve months ended 2013, 2014 and 2015, respectively. The strategic collaboration agreement and the marketing cooperation agreement expired in January 2016, and our cooperation with Alibaba continues in the ordinary course of business.

Shareholders’ Agreement

Concurrently with Alibaba’s purchase of our ordinary and preferred shares in April 2013, we entered into a shareholders’ agreement with Ali WB and SINA which regulates our shareholders’ rights and obligations after Ali WB became our shareholder, which agreement was amended and restated in March 2014. The following are summaries of certain rights that Ali WB is entitled to under the shareholders’ agreement which will either have an impact on our post-IPO shareholding structure or continue to be valid after the completion of our initial public offering.

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

Contractual Arrangements

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholders” for a description of the contractual arrangements between Weibo Technology, Our VIE and the shareholders of Our VIE.

Transactions with SINA

During 2015, we recorded $22.1 million in revenues from SINA, we had costs and expenses allocated from SINA of $24.7 million and $29.4 million billed by SINA for other costs and expenses associated with Weibo business.  We made repayment of $2.9 million for amount due to SINA. We had amounts due to SINA of $12.2 million and accounts receivable due from SINA of approximately $31,000 as of December 31, 2015. Additionally, we acquired from SINA a majority equity interest in the Weibo Funds for a consideration of approximately $22.0 million.

During 2014, we had deemed contribution from SINA of $61.2 million, costs and expenses allocated from SINA of $42.4 million and $15.1 million billed by SINA for other costs and expenses associated with Weibo business, interest expense due to SINA of $2.8 million and repayment on amount due to SINA of $276.6 million. We had amounts due to SINA of $24.3 million and accounts receivable due from SINA of $3.2 million as of December 31, 2014. The $61.2 million deemed contribution for the year ended December 31, 2014, represents the discount borne by SINA upon settlement of investor options.

During 2013, we had deemed contributions from SINA of $13.1 million, costs and expenses allocated from SINA of $44.3 million and interest expense due to SINA of $6.7 million. We had amounts due to SINA of $285.2 million, accounts receivable due from SINA of $1.8 million and accrued liabilities due to SINA of $3.5 million as of December 31, 2013. The $13.1 million deemed contribution for the year ended December 31, 2013, included $4.6 million for the step-up acquisition of Weibo Interactive in 2013 and $8.5 million of interest waived.

Costs and expenses allocated from SINA represent services that were provided by various subsidiaries and VIEs of SINA. The service fees were incurred using an allocation methodology based on proportional utilization. See “—Our Relationship with SINA” and “Item 5.A Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

Prior to our initial public offering, amounts due to SINA were calculated based on actual spending incurred by SINA for the development and support of our business, adjusted by amounts repaid to SINA by us at each period end. The consolidated statements of income (loss) and comprehensive income (loss) reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of the People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand, but there is an understanding between us and SINA that the loans will be repaid after the completion of our initial public offering. After our initial public offering, we repaid the interest-bearing loan and relevant interest expenses to SINA amounting to $276.6 million. The unsettled payables generated after our initial public offering are interest free and payable on demand.

Transactions with Alibaba

During 2015, we recorded $143.7 million in advertising and marketing services revenues from Alibaba. As of December 31, 2015, we had $54.1 million in accounts receivable due from Alibaba. During 2014, we recorded $107.6 million in advertising and marketing services revenues from Alibaba. As of December 31, 2014, we had $64.7 million in accounts receivable due from Alibaba. We also had a deemed contribution from Alibaba of $15.3 million, which represents the discount borne by Alibaba upon settlement of investor options. During 2013, we recorded $49.1 million in advertising and marketing services revenues from Alibaba. As of December 31, 2013, we had $21.3 million in accounts receivable due from Alibaba. See “—Our Relationship with Alibaba.”

Transactions with Other Related Parties

During 2015, we recorded $31.3 million in revenues from other related parties and we recorded $7.8 million in sales and marketing expenses for services received from other related parties. As of December 31, 2015, we had $33.9 million in accounts receivable due from other related parties and $15.4 million in accrued liabilities due to other related parties.

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Incentives

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements at the end of this annual report filed as part of this annual report on Form 20-F.

Legal Proceedings

As of December 31, 2015, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our Company’s financial position, profitability or cash flows.

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

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                 The Offer and Listing

A.                                    Offer and Listing Details

Our ordinary shares have been quoted on the NASDAQ Global Select Market system under the symbol “WB” since April 17, 2014. The following table sets forth the high and low trading prices of our ordinary shares for (1) each of the four quarters of the most recent full financial year and the subsequent period and (2) each of the most recent six months:

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since April 17, 2014)	26.08	13.88
2015	20.70	8.78
Quarterly Highs and Lows
Second Quarter 2014 (since April 17, 2014)	24.48	16.26
Third Quarter 2014	26.08	18.64
Fourth Quarter 2014	20.48	13.88
First Quarter 2015	15.39	12.11
Second Quarter 2015	20.70	12.90
Third Quarter 2015	17.30	8.78
Fourth Quarter 2015	20.56	11.36
First Quarter 2016	19.41	12.09
Monthly Highs and Lows
October 2015	17.25	11.36
November 2015	18.94	15.89
December 2015	20.56	18.06
January 2016	19.41	14.70
February 2016	15.83	12.09
March 2016	19.10	14.46
April 2016 (through April 22, 2016)	24.40	17.73

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time Sina Corporation and its Affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Maples and Calder, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Maples and Calder has confirmed that the inclusion in our memorandum and articles of association of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

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

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Proceedings of Board of Directors

Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•                  an acts which is illegal or ultra vires;

•                  an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•                  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors and officers shall be indemnified out of the assets and profits of our company from and against all actions, costs, charges, losses, damages and expenses which they shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association obliges our company in each year to hold a general meeting as its annual general meeting in addition to any other meeting in that year. The annual general meeting may be held at such time and place as our board of directors shall appoint.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (“IRS”) and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

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

Although the law in this regard is unclear, we treat Our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operation in our consolidated financial statements. If it were determined, however, that we are not the owner of Our VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and future taxable years.

Assuming we are the owner of Our VIE for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2015 and do not expect to be a PFIC for our current taxable year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Market Risks

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive income (loss)	Transaction Gain (Loss)
	(In thousands)	(In thousands)
Appreciate 2%	5,018	(298)
Appreciate 5%	12,568	(745)
Depreciate 2%	(5,006)	298
Depreciate 5%	(12,490)	745

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2015, we received reimbursement of $4,786 from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our Company’s independent registered public accounting firm due to the transition periods established by rules of the SEC for an Emerging Growth Company.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. Frank Kui Tang, an independent director (under the standards set forth in NASDAQ Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.                 Code of Ethics

We have adopted a Code of Business Conduct and Ethics which applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the code on our corporate website at ir.weibo.com.

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2014 and 2015:

	2014	2015
Audit Fees(1)	1,434,066	1,425,357
Audit Related Fees(2)	1,510,944	37,568
Tax Fees(3)	19,464	—
All Other Fees	—	—

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2014 and 2015, the audit refers to financial audit.

(2)         “Audit-related fees” means fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice and other audit-related services.

(3)         “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with tax advisory related services.

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

Item 18.                          Financial Statements

The consolidated financial statements of Weibo Corporation and its subsidiaries are included at the end of this annual report.

Item 19.                          Exhibits

Exhibit Number	Description
1.1

Second Amended and Restated Memorandum and Articles of Association of the Company (Filed as Exhibit 3.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

2.1

The Company’s Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which was filed as Exhibit 4.3 to the Company’s Report on Form S-8, Registration No. 333-199022, filed on September 30, 2014, and incorporated herein by reference).

2.2

The Company’s Specimen Certificate for ordinary shares (Filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

2.3

Deposit Agreement, dated as of April 16, 2014, among the Company, the depositary and holder of the American Depositary Receipts (Filed as Exhibit 4.3 to the Company’s Report on Form S-8, Registration No. 333-199022, filed on September 30, 2014, and incorporated herein by reference).

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

4.3

Form of Indemnification Agreement with the Company’s directors (Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.4

Form of Employment Agreement between the Company and an executive officer of the Company (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

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

4.12

Voting Agreement between Sina Corporation and Ali WB Investment Holding Limited dated April 24, 2014 (incorporated herein by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No. 001-36397), filed with the Securities and Exchange Commission on April 28, 2015).

4.13

Registration Rights Agreement between Sina Corporation, Ali WB Investment Holding Limited and Weibo Corporation (Filed as Exhibit 10.13 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.14

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 10.14 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, and incorporated herein by reference).

4.15

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 10.15 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.16

English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.17

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 10.17 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.18

English Translation of the Share Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 10.18 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.19

English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and Weimeng (Filed as Exhibit 10.19 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.20

English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and Weimeng (Filed as Exhibit 10.20 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.21

English Translation of the Trademark License Agreement between our wholly owned subsidiary and Weimeng (Filed as Exhibit 10.21 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.22*	Series A-16 Preferred Share Purchase Agreement between our wholly owned subsidiary WB Online Investment Limited and Xiaoju Kuaizhi Inc.

8.1*	List of Subsidiaries.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1, File No. 333-194589, filed on March 14, 2014, as amended and incorporated herein by reference).

Exhibit Number	Description
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

By:	/s/ Gaofei Wang
	Name:	Gaofei Wang
	Title:	Chief Executive Officer

Date: April 28, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Weibo Corporation (the “Company”) and its subsidiaries at December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2016

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2014	2015
	(As adjusted*)

ASSETS
Current assets:
Cash and cash equivalents	$284,865	$237,440
Short-term investments	166,414	98,439
Accounts receivable due from third parties, net of allowances for doubtful accounts of $2,301 and $1,375 as of December 31, 2014 and 2015, respectively	36,976	32,217
Accounts receivable due from SINA and other related parties, net of allowances for doubtful accounts of $139 and nil as of December 31, 2014 and 2015, respectively (Note 10)	18,509	33,961
Accounts receivable due from Alibaba (Note 10)	64,725	54,052
Prepaid expenses and other current assets	18,357	42,295
Total current assets	589,846	498,404
Property and equipment, net	30,874	22,850
Intangible assets, net	3,539	1,966
Goodwill	11,652	11,117
Long-term investments	63,777	294,679
Other assets	3,826	10,173
Total assets	$703,514	$839,189
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiaries of $72,935 and $107,389 as of December 31, 2014 and 2015, respectively. (Note 1):
Accounts payable	$2,420	$2,532
Accrued liabilities due to third parties and employees	81,809	138,917
Accrued liabilities due to related parties (Note 10)	5,786	16,047
Deferred revenues	20,957	39,091
Amount due to SINA	24,279	12,188
Total current liabilities	135,251	208,775
Long-term liabilities
Long-term deferred revenues	—	1,047
Other long-term liabilities	873	1,338
Total long-term liabilities	873	2,385
Total liabilities	$136,124	$211,160

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2014	2015
	(As adjusted*)

Commitments and contingencies (Note 16)

Shareholders’ equity:
Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 203,658 and 212,177 shares (including 96,168 Class A ordinary shares and 116,009 Class B ordinary shares) issued and outstanding as of December 31, 2014 and 2015, respectively.	$51	$53
Additional paid-in capital	904,402	938,922
Accumulated other comprehensive loss	(2,836)	(10,635)
Accumulated deficit	(342,413)	(307,668)
Total Weibo shareholders’ equity	559,204	620,672
Non-controlling interests	8,186	7,357
Total shareholders’ equity	567,390	628,029
Total liabilities and shareholders’ equity	$703,514	$839,189

*The above consolidated balance sheets present the Weibo Funds acquired from SINA on June 30, 2015 as if they had been owned by the Group for all periods presented in accordance with ASC Subtopic 805-50 (See Note 6 “Acquisitions”).

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

	Year Ended December 31,
	2013	2014	2015
	(As adjusted*)	(As adjusted*)
Revenues:
Advertising and marketing revenues
Third parties	$96,976	$129,644	$207,657
Alibaba (Note 10)	49,135	107,587	143,650
SINA and other related parties (Note 10)	2,315	27,551	51,108
	148,426	264,782	402,415
Other revenues	39,887	69,390	75,476
Total revenues	188,313	334,172	477,891
Costs and Expenses
Cost of revenues	59,891	83,599	141,960
Sales and marketing	63,076	120,361	126,059
Product development	100,740	125,832	143,444
General and administrative	23,214	26,483	28,925
Total costs and expenses	246,921	356,275	440,388
Income (loss) from operations	(58,608)	(22,103)	37,503
Loss from equity method investments	(1,236)	(5)	(6)
Realized gain from investments	397	481	944
Investment related impairment	(2,526)	(2,521)	(8,005)
Remeasurement gain upon obtaining control (Note 6)	3,116	—	—
Interest and other income (expenses), net (including interest expense on amount due to SINA of $6,709, $2,838, and nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(2,871)	6,780	6,344
Change in fair value of investor option liability (Note 15)	21,064	(46,972)	—
Income (loss) before income tax expenses	(40,664)	(64,340)	36,780
Less: Income tax expenses	271	1,128	2,591
Net income (loss)	$(40,935)	$(65,468)	$34,189
Less: Net loss attributable to the non-controlling interests	(1,145)	(143)	(556)
Net income (loss) attributable to Weibo	(39,790)	(65,325)	34,745

Net income (loss)	$(40,935)	$(65,468)	$34,189
Other comprehensive loss
Currency translation adjustments	(174)	(1,450)	(7,874)
Unrealized loss on available-for-sale securities	—	(2,067)	(198)
Total comprehensive income (loss)	$(41,109)	$(68,985)	$26,117
Less: Comprehensive loss attributable to non-controlling interests	(888)	(366)	(829)
Comprehensive income (loss) attributable to Weibo’s ordinary shareholders	(40,221)	(68,619)	26,946
Basic net income (loss) per share attributable to Weibo’s ordinary shareholders	$(0.27)	$(0.35)	$0.17
Shares used in computing basic net income (loss) per share attributable to Weibo’s ordinary shareholders	146,820	186,878	208,163
Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$(0.27)	$(0.35)	$0.16
Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	146,820	186,878	217,918

*The above consolidated statements of income (loss) and comprehensive income (loss) present the Weibo Funds acquired from SINA on June 30, 2015 as if they had been owned by the Group for all periods presented in accordance with ASC Subtopic 805-50 (See Note 6 “Acquisitions”).

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands)

				Accumulated			Total
			Additional	Other		Non-	Shareholders’
	Ordinary Shares		Paid-In	Comprehensive	Accumulated	controlling	Equity
	Shares	Amount	Capital	Income (Loss)	Deficit	Interests	(Deficit)
Balance at December 31, 2012(As adjusted*)	143,445	$36	$21,781	$1,007	$(237,298)	$6,696	$(207,778)
Issuance of ordinary shares pursuant to stock plan	3,449	—	1,258	—	—	—	1,258
Issuance of ordinary shares to Alibaba	3,498	1	39,037	—	—	—	39,038
Repurchase of vested options	—	—	(37,959)	—	—	—	(37,959)
Non-cash stock-based compensation	—	—	4,105	—	—	—	4,105
Deemed contribution from SINA	—	—	13,092	—	—	—	13,092
Legal transfer of Weibo Interactive and recognition of amount due to SINA	—	—	(10,080)	—	—	—	(10,080)
Sale of subsidiaries’ share to non-controlling interest	—	—	—	—	—	1,461	1,461
Net loss	—	—	—	—	(39,790)	(1,145)	(40,935)
Currency translation adjustments	—	—	118	(549)	—	257	(174)
Balance at December 31, 2013(As adjusted*)	150,392	$37	$31,352	$458	$(277,088)	$7,269	$(237,972)
Issuance of ordinary shares pursuant to stock plan	3,900	1	1,918	—	—	—	1,919
Deemed contribution from SINA due to exercise of call option by Alibaba	—	—	61,176	—	—	—	61,176
Deemed contribution from Alibaba due to exercise of call option by Alibaba	—	—	15,300	—	—	—	15,300
IPO proceeds, net of offering expenses	19,320	5	301,273	—	—	—	301,278
Issuance of ordinary shares to Alibaba	2,923	—	42,224	—	—	—	42,224
Repurchase of ordinary shares from SINA	(2,923)	—	(42,224)	—	—	—	(42,224)
Conversion of preferred shares into ordinary shares	30,046	8	479,604	—	—	—	479,612
Non-cash stock-based compensation	—	—	13,779	—	—	—	13,779
Sale of subsidiaries’ shares from non-controlling interests	—	—	—	—	—	1,283	1,283
Net loss	—	—	—	—	(65,325)	(143)	(65,468)
Currency translation adjustments	—	—	—	(1,227)	—	(223)	(1,450)
Unrealized loss on available-for-sale securities	—	—	—	(2,067)	—	—	(2,067)
Balance at December 31, 2014(As adjusted*)	203,658	$51	$904,402	$(2,836)	$(342,413)	$8,186	$567,390
Issuance of ordinary shares pursuant to stock plan	8,519	2	8,121	—	—	—	8,123
Non-cash stock-based compensation	—	—	26,399	—	—	—	26,399
Net income (loss)	—	—	—	—	34,745	(556)	34,189
Currency translation adjustments	—	—	—	(7,601)	—	(273)	(7,874)
Unrealized loss on available-for-sale securities	—	—	—	(198)	—	—	(198)
Balance at December 31, 2015	212,177	$53	$938,922	$(10,635)	$(307,668)	$7,357	$628,029

*The above consolidated statements of shareholders’ equity (deficit) present the Weibo Funds acquired from SINA on June 30, 2015 as if they had been owned by the Group for all periods presented in accordance with ASC Subtopic 805-50 (See Note 6 “Acquisitions”).

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2013	2014	2015
	(As adjusted*)	(As adjusted*)
Cash flows from operating activities:
Net income (loss)	$(40,935)	$(65,468)	$34,189
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	21,529	23,060	20,950
Stock-based compensation	4,105	13,779	26,399
Provision (reversal) for allowance for doubtful accounts	2,345	2,138	(368)
Deferred income taxes	271	866	(977)
Loss from equity method investments	1,236	5	6
Gain on sale of investments	(397)	(481)	(608)
Investment related impairment	2,526	2,521	8,005
Remeasurement gain upon obtaining control	(3,116)	—	—
Change in fair value of investor option liability	(21,064)	46,972	—
Loss on disposal of property and equipment	—	—	184
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	(26,930)	(14,938)	4,988
Accounts receivable due from SINA and other related parties	24,507	(16,589)	(15,313)
Accounts receivable due from Alibaba	(21,299)	(43,426)	10,673
Prepaid expenses and other current assets	(2,400)	(12,283)	470
Other assets	—	(23)	713
Accrued liabilities due to third parties and employees	35,881	32,886	52,109
Accrued liabilities due to related parties	(5,835)	2,279	10,261
Amount due to SINA	8,279	8,233	12,537
Deferred revenues	12,638	5,799	17,753
Interest on amount due to SINA	6,709	(4,742)	—
Net cash provided by (used in) operating activities	(1,950)	(19,412)	181,971
Cash flows from investing activities:
Purchases of short-term investments	(250,000)	(230,161)	(149,374)
Maturities of short-term investments	117,564	321,208	216,615
Investment and prepayment in long-term investments	(17,672)	(54,383)	(268,758)
Proceeds from disposal of long-term investments	505	1,644	6,090
Purchases of property and equipment	(12,044)	(14,743)	(10,858)
Cash paid for business acquisition, net of cash acquired	—	(9,648)	(22,025)
Net cash provided by (used in) investing activities	(161,647)	13,917	(228,310)
Cash flows from financing activities:
Proceeds from IPO, net of commission	—	306,491	—
Payment of offering expenses	—	(5,213)	—
Proceeds from employees options exercised	991	1,508	7,822
Proceeds from the issuance of preferred and ordinary shares (Note 3)	585,799	—	—
Payment for ordinary shares and repurchase of vested options	(45,876)	(6,873)	—
Proceeds from sales of non-controlling interests in subsidiaries	1,461	968	—
Funding from SINA	26,644	15,824	—
Repayment of amount due to SINA	(159,816)	(269,042)	(2,863)
Other financing activities	(989)	—	—
Net cash provided by financing activities	408,214	43,663	4,959
Effect of exchange rate changes on cash and cash equivalents	131	(2,402)	(6,045)
Net increase (decrease) in cash and cash equivalents	244,748	35,766	(47,425)
Cash and cash equivalents at the beginning of the year	4,351	249,099	284,865
Cash and cash equivalents at the end of the year	$249,099	$284,865	$237,440
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$(7,580)	$—
Cash paid for income tax	$—	$—	$(311)
Supplemental schedule of non-cash investing and financing activities
Deemed contribution from SINA (Note 10)	$13,092	$61,176	$—
Deemed contribution from Alibaba (Note 10)	$—	$15,300	$—
Conversion of preferred shares to ordinary shares	$—	$479,612	$—
Legal transfer of Weibo Interactive and recognition of amount due to SINA	$(10,080)	$—	$—
Property and equipment in accounts payable	$824	$2,420	$2,532

*The above consolidated statements of cash flows present the Weibo Funds acquired from SINA on June 30, 2015 as if they had been owned by the Group for all periods presented in accordance with ASC Subtopic 805-50 (See Note 6 “Acquisitions”).

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Establishment of Weibo Corporation. Weibo Corporation, an exempted company with limited liability, is the holding company for the Weibo business. Weibo HK is a wholly owned subsidiary of Weibo, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The Company’s VIE and its subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, the VIE and the VIE’s subsidiaries together are referred to as “the Group.”

The following sets forth the Company’s major subsidiaries, the VIE and its subsidiary:

Company	Date of Incorporation	Place of Incorporation	Percentage of Direct/ Indirect Economic Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

Major VIE and VIE’s subsidiary
Beijing Weimeng Technology Co., Ltd (“Weimeng” or “the VIE”)	August 9, 2010	PRC	100%

Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’)	Acquired in May 2013 (Note 6)	PRC	100%

Transfer of assets and liabilities relating to the Weibo business to the Group. According to the Company’s Shareholder Agreement dated April 29, 2013, the Group shall be liable for a loan payable to SINA for assets and liabilities incurred by SINA for the development of the Weibo business. The interest on amount due to SINA is calculated based on actual spending incurred by SINA for the development of Weibo business at each period end. The consolidated statements of income (loss) and comprehensive income (loss) reflected a charge for interest on the amount due to SINA, as well as on the amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand. There is no written loan agreement signed between SINA and Weibo. The interest expenses incurred was $6.7 million, $2.8 million and nil for the years ended December 31, 2013, 2014 and 2015, respectively. On April 29, 2013, SINA waived the interest charged to the Group in the amount of $8.5 million. The total waived amounts were accounted for as deemed contribution from SINA. In accordance with the Shareholder Agreement, the amount due to SINA after the waiver was $250 million and further cash outlay after April 29, 2013 to support the development of the Weibo business would increase the amount due to SINA. As of December 31, 2013, the Group recorded amount due to SINA of $285.2 million, including an interest payable balance of $4.8 million. The Group paid $276.6 million after the IPO to SINA in 2014. As of December 31, 2014 and 2015, Weibo had a $24.3 million and $12.2 million payment due to SINA, which is interest free and payable on demand. Such balances represented mainly the amounts payable to SINA for the Weibo Funds, which was settled in June 2015, and allocated expenses.

Transfer of Equity Interest in Weibo Interactive. Starting in 2011, SINA held a 55% equity interest in Weibo Interactive, an online-game platform company incorporated in China, and accounted for such interest using the equity method of accounting, as it had no control over the operations and assets of such interest. Weibo Interactive has been providing game platform maintenance services to Weibo since 2012. In May 2013, SINA gained control of Weibo Interactive through a step acquisition in which the remaining 45% equity interest was obtained for a consideration of $4.6 million. In connection with the Reorganization, SINA entered into an agreement to transfer 100% equity interest in Weibo Interactive to the Group for a consideration of $10.1 million effective in December 2013 (Note 6).

The transfer of Weibo Interactive to the Group was accounted for as a business combination between entities under common control, with financial statements presented for prior periods retrospectively adjusted to reflect the transfer from the first day SINA took control in May 2013. The investment in Weibo Interactive prior to the step-up acquisition was also reflected in the Group’s consolidated financial statements as if the investment was held by the Group since 2012.

The amounts recognized in the Group’s consolidated financial statements reflect the assets and liabilities of Weibo Interactive at SINA’s historical carrying value. The net equity of Weibo Interactive was reflected in the Group’s consolidated financial statements at the historical carrying value within the equity section as a deemed contribution from SINA. The $10.1 million of consideration payable to SINA was recognized when the transfer became legally effective in December 2013, which resulted in a decrease in equity and a corresponding increase in amount due to SINA. The service fees paid to Weibo Interactive prior to the May 2013 step-up acquisition were disclosed as related party transactions under cost of revenues in the Group’s consolidated statements of income (loss) and comprehensive income (loss). The service fees paid to Weibo Interactive after the step-up acquisition were eliminated as inter-company transactions.

Transfer of Equity Interest in Weibo Funds. SINA held a 55% and 85% equity interest in two limited liability partnerships, (“Weibo Funds’’), since 2011 and 2013, respectively, and had control over the operations and assets of the Weibo Funds, which engage in the investment of high-tech startups related to the Weibo business. On June 30, 2015, SINA transferred its equity interest in the Weibo Funds to the Group for a consideration of $22.0 million, and the Group accounted for such transaction as a business combination between entities under common control (Note 6). The Group’s consolidated financial statements presented for prior periods have been retrospectively adjusted as if the Group had control on the first day SINA took control.

The amounts recognized in the Group’s consolidated financial statements reflect the assets, liabilities, and net equity of the Weibo Funds at SINA’s historical carrying value. A consideration of $22.0 million payable to SINA was recognized when the transfer became legally effective in June 2015.

Intellectual Property License Agreement. The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA granted the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company granted SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue to be in effect unless terminated by SINA should the Company breach the terms as provided in the agreement.

Basis of Presentation for the Reorganization. Since the Group and the Predecessor Operations are under common control, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the Predecessor Operations for all periods presented. The assets and liabilities have been stated at historical carrying amounts. In addition, the accompanying consolidated financial statements have been prepared as if the current corporate structure, including the transfer of Weibo Interactive in December 2013 and Weibo Funds in June 2015, had been in existence throughout the periods presented.

Only those assets and liabilities that are specifically identifiable to Weibo business are included in the Group’s consolidated balance sheets. Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payments to the Group are included in the accounts receivable due from SINA, and, if any uncollectible losses arise from the accounts receivable due from SINA, such losses will pass through to the Group. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group are included in the accrued liabilities due to related parties. The Group was liable for a payable to SINA for assets and liabilities incurred by SINA for the development of the Weibo business and presented as amount due to SINA in the consolidated balance sheets. Loan from SINA is presented under cash flow from financing activities in the consolidated statements of cash flows, whereas cash payment for billings from SINA for costs and expenses allocated is presented under operating activities. The Group’s statements of income (loss) and comprehensive income (loss) consists all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by management. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return.

Total expenses allocated from SINA were as follows:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Cost of revenues	$14,760	$—	$—
Sales and marketing	6,074	17,417	1,263
Product development	19,256	18,362	19,531
General and administrative	4,215	6,581	3,884
	$44,305	$42,360	$24,678

However, while the expenses allocated to the Group for these items are not necessarily indicative of the expenses that would have been incurred if the Group had been a separate and independent entity, the Company does not believe that there is any significant difference between the nature and amount of these allocated expenses and the expenses that would have been incurred if the Group had been a separate and stand-alone entity.  The decrease in total expenses allocated from SINA was mainly attributed to the Company building up its own operational functions and signing agreements with vendors under its own legal entities, resulting in less reliance on the services from SINA.

Combination and Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, the VIE, of which the Company is the primary beneficiary, Weibo Interactive, an investment from July 2011 to May 2013, and Weibo Funds, which were purchased from SINA in June 2015. The transfers of Weibo Interactive in December 2013 and Weibo Funds in June 2015 were accounted for as business combinations between entities under common control. Therefore, in accordance with ASC Subtopic 805-50, the consolidated financial statements of the Group presented for prior periods retrospectively adjusted to reflect the transfers on a consolidated basis from the first day that SINA took control of Weibo Interactive and Weibo Funds. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIE, which holds critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and net income (loss) in China were generated directly or indirectly through the VIE or the Predecessor Operations. The Company, through its subsidiary, has signed various agreements with the VIE to allow the transfer of economic benefits from the VIE to the Company. The Group has determined that it is the primary beneficiary of the VIE through Weibo Technology’s contractual arrangements with the VIE. Accordingly, the Company has consolidated the VIE’s results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIE are certain nominee shareholders of the Company or SINA. The capital for their investments in the VIE is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIE during consolidation. Each shareholder of the VIE has agreed to transfer his equity interest in the VIE to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIE, including without limitation the right to appoint all directors of the VIE, have been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIE under which Weibo Technology provides technical and other services to the VIE in exchange for substantially all net income of the VIE. In addition, the shareholders of the VIE have pledged their shares in the VIE as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2014 and 2015, the total amount of interest-free loans to VIEs’ shareholders was $10.5 million and $10.0 million, respectively. As of December 31, 2014 and 2015, the aggregate accumulated loss of VIEs and VIEs’ subsidiaries was $22.2 million and $32.8 million, respectively, which were included in the Group’s consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE and the VIE’s subsidiaries taken as a whole, including the Predecessor Operations, which are included in the Group’s consolidated balance sheets and statements of income (loss) and comprehensive income (loss):

	As of December 31,
	2014	2015
	(In thousands)
Cash, cash equivalents and short-term Investments	$10,674	$129,154
Accounts receivable	118,891	120,937
Property and equipment, net	2,092	1,277
Goodwill	11,357	10,821
Intangible assets	3,539	1,966
Prepayment for long-term investments	3,481	1,660
Deferred tax assets	31	1,493
Long-term investments	37,594	38,104
Others	12,409	26,838

Total assets	$200,068	$332,250

Accrued liabilities	$34,439	$66,075
Amount due to SINA	24,076	8,465
Amount due to the subsidiaries of the Group	121,977	232,006
Deferred revenues	14,117	29,567
Income tax payable	2	3,257
Deferred tax liability	873	477
Others	301	25

Total liabilities	$195,785	$339,872

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Net revenues	$169,819	$298,767	$391,568
Net income (loss)	$23,189	$(6,351)	$(10,572)

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Net cash provided by operating activities	$32,877	$14,198	$158,290
Net cash used in investing activities	$(11,004)	$(9,552)	$(39,965)
Net cash used in financing activities	$(13,037)	$(5,997)	$—
Net increase (decrease) in cash and cash equivalents	$8,836	$(1,351)	$118,325

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through Weibo Technology and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE and its subsidiaries, except for the registered capital and non-distributable reserve funds of the VIE and its subsidiaries, amounting to $47.4 million and $51.9 million as of December 31, 2014 and 2015, respectively. Since the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses mainly through the VIE, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of advertising and marketing service provided by the VIE to related parties was $51.5 million, $135.1 million and $183.7 million for the years ended December 31, 2013, 2014 and 2015, respectively. The total amount of costs and expenses allocated from SINA to the VIE was $37.2 million, $16.1 million and $8.4 million for the years ended December 31, 2013, 2014 and 2015, respectively. In December 2013, the Group purchased all of the equity interest of a company providing the game platform maintenance services from SINA for a consideration of $10.1 million. In June 2015, the Group purchased all of SINA’s equity interest in the two Weibo funds for a consideration of $22.0 million.

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

The following is a summary of VIE agreements:

Loan Agreements. The Company’s wholly owned subsidiary Weibo Technology has granted interest-free loans to each shareholder of the VIE with the sole purpose of providing funds necessary for capital injection into the VIE. The terms of the loans are for 10 years, and Weibo Technology has the right to, at its own discretion, shorten or extend the terms of the loans, if necessary. These loans were eliminated with the capital of the VIE during consolidation.

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

Due to its control over the VIE, Weibo Technology has the right to determine the service fee to be charged to the VIE under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of the VIE, applicable tax rates, planned capital expenditure and business strategies. Weibo Technology charged an amount of $79.2 million, $187.8 million and $232.4 million in service fees from the VIE under these agreements for the years ended December 31, 2013, 2014 and 2015, respectively, which was determined based on the actual cost incurred for providing such service and the cash position and operation of the VIE.

Under the trademark license agreement, Weibo Technology has granted the VIE trademark licenses to use its trademarks for specific areas, and the VIE is obligated to pay license fees to Weibo Technology. The term of the agreement is for one year and is automatically renewed provided that there is no objection from Weibo Technology.

The Company believes that the contractual arrangements among its subsidiary, the VIE and the VIE’s shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and the VIE’s subsidiaries in the consolidated financial statements. The Company’s ability to control the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIE were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIE will occur as a result of the aforementioned risks and uncertainties are remote.

2. Significant Accounting Policies

Basis of presentation and use of estimates

The preparation of the Group’s consolidated financial statements is in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Group believes the basis of combination and consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, and the determination of the estimated useful lives of assets reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net income (loss) attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s consolidated statements of comprehensive income (loss). Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated financial statements to distinguish the interests from that of the Company.

Fair value measurements

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from SINA and other related parties, accounts payable, amount due to SINA, accrued liabilities due to third parties and employees and accrued liabilities due to related parties approximates fair value because of their short-term nature. See Note 15 Financial Instruments for additional information.

Cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits stated at cost plus accrued interest.

Long-term investments

Long-term investments are comprised of investments in publicly traded and privately held companies. For long-term investments over which the Group does not have significant influence, the cost method of accounting is used. For long-term investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. The Group uses the equity method to account for ordinary-share-equivalent equity investments over which it has significant influence but does not own a majority equity interest or otherwise control. The Group used the equity method to account for the investment in Weibo Interactive prior to May 2013, when it had significant influence but did not control Weibo Interactive.

The Group monitors its investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business, including current earnings trends, undiscounted cash flows, and other company-specific information, such as recent financing rounds. Determination of the fair value, particularly for investments in privately-held companies whose revenue model is unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of income (loss) and comprehensive income (loss). The Group recorded an impairment charge of $1.9 million, $2.5 million and $6.6 million to the carrying value of long-term investments for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities under long-term investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive loss in shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to the consolidated statements of income (loss). The fair value of the investment would then become the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value.

Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss).

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

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $21.3 million, $21.8 million and $19.5 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIE. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. The Group adopted the option to apply the qualitative approach to assess its goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest. See Note 7 Stock-based Compensation for further discussion on stock-based compensation.

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

Revenue recognition

Advertising and marketing revenues

Advertising and marketing revenues are derived principally from online advertising, including social display ads and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of the Group’s platform in particular formats and over particular periods of time, which is typically no more than three months. The Group enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed. The Group also enters into cost per day (“CPD”) advertising arrangements with customers, under which the Group recognizes revenues ratably over the contract periods.

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

Game-related services. Game-related service revenues are mostly generated from the sale of virtual items from games operated by the Group. The Group collects payments from the game players in connection with the sale of virtual currency, which are converted into in-game credits (game tokens) that can be used to purchase virtual items in the third-party developed games. The Group remits certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

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

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover tax levied on the revenues, part of which were allocated from SINA (see Note 1 Reorganization). The Group presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”). Pursuant to the Pilot Program, a VAT was initially imposed in Shanghai starting from January 1, 2012, to replace the business tax in the transport and shipping industry and some of the modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Beginning from August 1, 2013, the Pilot Program was expanded to all regions in PRC. With the implementation of the Pilot Program, the Group is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of its advertising and marketing revenues. Prior to the Pilot Program, the Group was subject to 5.6% business tax and surcharges and 3% cultural business construction fees. The total amount of such taxes on its advertising and marketing revenues for the years ended December 31, 2013, 2014 and 2015 were $12.5 million, $23.2 million and $35.3 million, respectively. For other revenues, the business tax and surcharges were 5.6% before the implementation of the Pilot Program and became 6.7% after switching over to the VAT. The implementation of the Pilot Program has not had a significant impact on the Group’s consolidated statements of income (loss) and comprehensive income (loss) for the years ended December 31, 2013, 2014 and 2015.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing, part of which were allocated from SINA (see Note 1 Reorganization). The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2013, 2014 and 2015, the advertising expenses were $33.2 million, $71.0 million and $81.2 million, respectively.

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

Operating leases

The Group leases office space under operating lease agreements with initial lease term up to three years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease, part of which were allocated from SINA (see Note 1 Reorganization). Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. The allocated rental expenses from SINA for the years ended December 31, 2013, 2014 and 2015, were $3.2 million, $4.0 million and $3.5 million, respectively.

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

Foreign currency

The Company’s reporting currency and functional currency are the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. Translation gains or losses are not released to net income (loss) unless the associated net investment has been sold, liquidated, or substantially liquidated.

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

Foreign currency translation adjustments included in the Group’s consolidated income (loss) and comprehensive income (loss) for the years ended December 31, 2013, 2014 and 2015 were loss of $0.2 million, $1.5 million and $7.9 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Net Income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and RSUs, unless they were anti-dilutive. The computation of diluted net income (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income (loss) per share.

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods prior to the Company’s IPO, the computation of basic loss per share using the two-class method was not applicable as the Group was in a net loss position and net loss is not allocated to other participating securities, since these securities are not obligated to share the losses in accordance with the contractual terms.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical segments are presented.

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

As of December 31, 2014 and 2015, the Group had $448.5 million and $334.6 million in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China, respectively. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba accounted for 26%, 32% and 30% of the Group’s total revenue for the years ended December 31, 2013, 2014 and 2015, respectively. Excluding revenues from Alibaba, most of the Group’s advertising and marketing revenues were from advertising agencies. The Group’s top 10 advertising agencies in China contributed to 20%, 14%, and 15% of the Group’s total revenues for the years ended December 31, 2013, 2014, and 2015, respectively.

As of December 31, 2014 and 2015, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba, SINA and other related parties, accounts receivable primarily consists of amounts due from advertising agencies and direct customers. Alibaba accounted for 54% of the Group’s net accounts receivable as of December 31, 2014, and Alibaba and a customer accounted for 45% and 16%, respectively, of the Group’s net accounts receivable as of December 31, 2015.

Concentration of foreign currency risks. For the years ended December 31, 2013, 2014 and 2015, the majority of the Group’s revenues derived and expenses incurred were in RMB. As of December 31, 2014 and 2015, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $10.4 million and $157.9 million, accounting for 2% and 47% of the Group’s total cash, cash equivalents and short-term investments balance. As of December 31, 2014 and 2015, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba, SINA and other related parties) denominated in RMB was $120.1 million and $120.1 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2014 and 2015, the Group’s current liabilities balance denominated in RMB was $127.5 million and $197.9 million, accounting for 94% and 95% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity (deficit) as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) for the periods presented includes net income (loss), change in unrealized losses on marketable securities classified as available-for-sale, and foreign currency translation adjustments.

Recent accounting pronouncements

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

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

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

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Group is currently evaluating the impact on the adoption of ASU 2015-02 to its consolidated financial statements.

In April 2015, the FASB issued updated guidance which requires the issuer to presents the issuance costs of debt in the balance sheet as a direct deduction from the related debt liability rather than as an asset. This guidance will be effective beginning the first quarter of fiscal year 2016. The Group does not expect the adoption of the guidance will have a significant effect on its consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In November 2015, the FASB issued updated guidance which requires deferred tax assets and liabilities to be presented as noncurrent on the balance sheet. This guidance was required to be adopted by reporting entities beginning the first quarter of fiscal year 2017 but early adoption is permitted. The Group early adopted the guidance and retrospectively reclassified approximately $18,000 of the current deferred tax assets from prepaid expenses and other current assets into other assets in the consolidated balance sheets as of December 31, 2014.The Group believes the adoption of the guidance does not have a significant effect on its consolidated financial statements.

In January 2016, the FASB issued updated guidance intended to improve the recognition and measurement of financial instruments. This guidance will be effective beginning the first quarter of fiscal year 2018. The Group is currently evaluating the impact this new guidance will have on its consolidated financial statements.

In February 2016, the FASB issued a new standard on leases, ASU No. 2016-2, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the lease liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This standard will be effective for the Group beginning the first quarter of fiscal year 2019. The Group is currently evaluating the impact that this new standard will have on its consolidated financial statements.

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

In accordance with ASC Subtopic 815-10, the option is deemed legally detachable and separately exercisable from the preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of Weibo, if any, it is not considered indexed to Weibo’s own stock. Accordingly, the call option was recorded as an investor option liability valued at $50.6 million as of the Transaction Date. For the years ended December 31, 2013 and 2014, $21.1 million of income and $47.0 million of losses, respectively, was recognized based on a subsequent change in fair value in the Group’s consolidated statements of income (loss) and comprehensive income (loss). See Note 15 for further details.

Immediately prior to the exercise of the option, the fair value of the investor option liability was approximately $76.5 million, with $47.0 million of losses recognized in the Group’s consolidated statements of loss and comprehensive loss in 2014. Alibaba fully exercised its option to increase its ownership in the Company to 30% on a fully diluted basis upon the IPO and acquired 29,990,778 Class A ordinary shares, which consists of (i) 21,067,300 shares acquired from SINA at a price that represents a 15% discount to the IPO price of the Company, (ii) 2,923,478 shares acquired from the Company at a price that represents a 15% discount to the IPO price through a concurrent private placement and (iii) 6,000,000 shares purchased from the Company at the IPO price. As part of a series of the transaction, the Company repurchased 2,923,478 ordinary shares from SINA with the US$42.2 million proceeds from the issuance of ordinary shares to Alibaba in the concurrent private placement. Among the acquired shares by Alibaba, 23,990,778 shares were purchased from SINA at a price representing 15% discount to its IPO price and 6,000,000 shares were purchased from the Company in the public offering at the IPO price. The discount of US$ 61.2 million borne by SINA on behalf of Weibo were considered as a deemed contribution from the shareholder. As Alibaba’s decision to waive the discount for the newly issued 6,000,000 Class A ordinary shares was motivated by its position as principle shareholder, the discount of US$15.3 million was also considered as a deemed contribution from the shareholder.

Amount due to SINA

In April 2013, the Group agreed to repay SINA for the cost of developing its business plus applicable interest payments. The interest on amount due to SINA is calculated based on actual spending incurred by SINA for the development of Weibo’s business at each period end. The consolidated statements of income (loss) and comprehensive income (loss) reflect a charge for interest on the amount due to SINA, as well as on the amounts included as accrued liabilities due to SINA at prevailing market interest rates by reference to the three-month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand. There is no written agreement signed between SINA and Weibo and there are no fixed payment terms for the loan. In accordance with the agreements for the Alibaba Transaction, the Group is liable for a $250.0 million loan payable to SINA as of April 29, 2013, plus applicable interest payments and any additional outlays subsequent to the Transaction Date. On April 29, 2013, $8.5 million in interest due to SINA was waived, which was recorded as deemed contribution from SINA in the equity section of the consolidated balance sheets. The outstanding loan balance due to SINA was settled after the IPO with proceeds raised from the IPO. As of December 31, 2014 and 2015, Weibo had payments due to SINA in the amount of $24.3 million and $12.2 million, respectively, which were interest free and payable on demand. Such balances represented mainly the amounts payable to SINA for the Weibo Funds, which was settled in June 2015, and allocated expenses.

4. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2014	2015
	(In thousands)
Cash and cash equivalents:
Cash	$54,915	$186,347
Cash equivalents:
Bank time deposits	229,950	51,093

	284,865	237,440

Short-term investments:
Bank time deposits	166,414	98,439

Total cash, cash equivalents and short-term investments	$451,279	$335,879

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. Interest income for the years ended December 31, 2013, 2014 and 2015 was $3.8 million, $8.3 million and $5.5 million, respectively. The maturity dates of the bank time deposits were within one year.

5. Long-term Investments

Long-term investments comprised of investments in privately held and publicly traded companies. The following sets forth the changes in the Group’s long-term investments:

	Cost Method	Equity Method	Available-for-Sale Securities	Total
	(In thousands)
Balance at December 31, 2012	$12,485	$3,565	$—	$16,050
Investments made	11,868	4,635	—	16,503
Loss from equity method investment	—	(1,236)	—	(1,236)
Impairment on investments	(1,928)	—	—	(1,928)
Remeasurement gain upon obtaining control	—	3,116	—	3,116
Disposal of investments	(585)	—	—	(585)
Transfer from long-term investments to a wholly owned subsidiary	—	(10,080)	—	(10,080)
Others	415	—	—	415

Balance at December 31, 2013	$22,255	$—	$—	$22,255
Investments made	32,412	158	15,096	47,666
Loss from equity method investment	—	(5)	—	(5)
Impairment on investments	(2,521)	—	—	(2,521)
Transfer from long-term investments to a wholly owned subsidiary	(1,189)	—	—	(1,189)
Unrealized loss	—	—	(2,067)	(2,067)
Others	(363)	1	—	(362)

Balance at December 31, 2014	$50,594	$154	$13,029	$63,777
Investments made	252,256	—	—	252,256
Loss from equity method investment	—	(6)	—	(6)
Disposal of investments	(13,134)	—	—	(13,134)
Impairment on investments	(6,608)	—	—	(6,608)
Unrealized loss	—	—	(198)	(198)
Others	(1,401)	(7)	—	(1,408)

Balance at December 31, 2015	$281,707	$141	$12,831	$294,679

As of December 31, 2014 and 2015, investments accounted for under the cost method were $50.6 and $281.7 million, respectively. Investments were accounted for under the cost method if the Group had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value. For the year ended December 31, 2015, the Group made investments in private high tech companies totaling $252.3 million, which were accounted for under the cost method. These investments were made in general to help strengthen the Group’s ecosystem and included a $142.0 million investment in Didi and Kuaidi Taxi, an online transportation network company, through its holding company, Xiaoju Kuaizhi Inc., and a $70.0 million investment in a company which develops social applications.

Investments in marketable securities are held as available-for-sale (“AFS”) and reported at fair value. The Group invested $15.1 million in 2014 in a company accounted for as an AFS, which was marked to the fair value of $13.0 million and $12.8 million as of December 31, 2014 and 2015, respectively.

The Group performs an impairment assessment of its investments and determines if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. The Group recorded $2.5 million, $2.5 million, and $8.0 million in impairment charges related to its investment activities for the years ended December 31, 2013, 2014 and 2015, respectively.

6. Acquisitions

In May 2013, SINA acquired the remaining 45% equity interest in Weibo Interactive, an online-game platform company that it had accounted for under the equity method of accounting, for a consideration of $4.6 million. In accordance with ASC-805 related to a business combination achieved in stages, SINA’s previously held 55% equity interest was remeasured to fair value at the date of acquisition using the discounted cash flow method, which resulted in a $3.1 million remeasurement gain upon obtaining control. SINA hired an independent valuation firm to assist management in valuing its previously held equity interest in Weibo Interactive as of the acquisition date. SINA began to consolidate Weibo Interactive’s financial statements from June 1, 2013. Goodwill arising from this transaction primarily represents the expected synergies from combining the complementary operations of Weibo Interactive with the Group. Total identifiable intangible assets acquired upon acquisition mainly included a customer list of $2.1 million, game platform technology of $1.0 million and non-compete agreement of $0.5 million, with an estimated average weighted useful life between two to five years.

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

In connection with the Reorganization, SINA transferred 100% equity interest in Weibo Interactive to the Group in December 2013 for a consideration of $10.1 million (see Note 1). The amounts recognized in the Group’s financial statements reflected the transferred assets and liabilities at SINA’s historical cost for all periods presented as this represented a transaction between entities under common control. The acquisition completed in May 2013 was not material to the Group’s consolidated financial statements, and, therefore, pro forma disclosure is not required.

In October 2014, the Group acquired an 84% equity interest in Shanghai Gametree Information Technology Co. Ltd,. (“Gametree”), a game developer for a consideration of $3.1 million and began to consolidate its financial results since October 1, 2014. The Group hired an independent valuation firm to assist management in valuing the equity interest acquired by the Group. Goodwill arising from this transaction primarily represents the expected synergies from combining the operations of game developer with the Group, which are complementary to each other. Total identifiable intangible assets acquired upon acquisition were the existing game technology amounting to $1.7 million, which have an estimated useful life of approximately 4.3 years. The impact of the game developer’s financial results since the acquisition date included in the consolidated financial statements of the Group was immaterial. The acquired business is also not material to the Group’s financial statements and, thus, a presentation of pro-forma financial information for the business combination is not required.

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

On June 30, 2015, the Group completed the acquisition from SINA of the 55% and 85% equity interest in the two Weibo funds, which engage in investing in high-tech startups related to the Weibo business for a total cash consideration of $22.0 million. The Group engaged an independent valuation firm to assist management in its valuation of the purchase price allocation. Since Weibo and the Weibo Funds were controlled by SINA both before and after the acquisition, this transaction was accounted for as a business combination between entities under common control by SINA. Therefore, in accordance with ASC Subtopic 805-50, the consolidated financial statements of the Group include the acquired assets and liabilities of the Weibo Funds at their historical carrying amounts. In addition, the Group’s consolidated financial statements as of and for the year ended December 31, 2015 have been prepared as if the Weibo Funds had been owned by the Group for all periods presented and the Group’s consolidated financial statements as of and for the years ended December 31, 2013 and 2014 have been retrospectively adjusted accordingly.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising & Marketing	Other	Total
	(In thousands)
Balance as of December 31, 2012	$—	$—	$—
Acquisition of Weibo Interactive	—	7,517	7,517
Balance as of December 31, 2013	$—	$7,517	$7,517
Acquisition of game developer	—	3,840	3,840
Others	—	295	295

Balance as of December 31, 2014	$—	$11,652	$11,652

As of December 31, 2014 and 2015, the balance of goodwill was $11.7 million and $11.1 million, respectively. The decrease of approximately $535,000 in balance in 2015 was mainly due to the depreciation of the Renminbi and was reflected in currency translation adjustment in consolidated financial statements.

As of December 31, 2014 and 2015, the Group performed a qualitative analysis on the goodwill arising from the acquisition taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, share price of the Group and overall financial performance, in addition to other entity-specific factors. Based on the assessment, the Group determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted during the period presented.

As of December 31, 2015, the Group’s intangible assets totaling $2.0 million mainly consisted of acquired intangible assets, including game-related platform technology, game-user base and customer contracts. The amortization expense for the years ended December 31, 2013, 2014 and 2015 was $0.2 million, $1.2 million and $1.5 million, respectively. As of December 31, 2015, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2016	$761
2017	677
2018	528
2019 and thereafter	—
Total expected amortization expense	$1,966

7. Stock-Based Compensation

In August 2010, the Company adopted the 2010 Share Incentive Plan (the “2010 Plan”), which has a term of ten years and permits the grant of options, share appreciation rights, restricted shares and restricted share units of the Company to employees, directors and consultants of the Company and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The Company granted options equivalent to approximately 1.7%, nil and nil of the Company’s ordinary shares on a fully diluted basis for the years ended December 31, 2013, 2014 and 2015, respectively. Fair value of options granted, which was estimated at grant date, for the years ended December 31, 2013, 2014 and 2015 was $16.9 million, nil and nil, respectively.

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which was funded by the remaining 4.6 million shares from the 2010 Plan plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which has a term life of ten years, was allowed a one-time increase in an amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. The Company intends to use such share incentive plan to attract and retain employee talent.

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Cost of revenues	$4,253	$755	$1,196
Sales and marketing	6,150	1,583	3,209
Product development	9,209	4,392	10,210
General and administrative	11,630	7,049	11,784

	$31,242	$13,779	$26,399

Stock based compensation related to the grants were amortized generally over four years on a straight-line basis with $4.1 million, $13.8 million and $26.4 million expensed for the years ended December 31, 2013, 2014 and 2015, respectively. Stock-based compensation for the year ended December 31, 2013 included a $27.1 million expense, which is the difference between the purchase price and the fair value of ordinary shares or vested options purchased from employees in connection with the Alibaba transaction (see Note 3).

Stock Options

The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

Year Ended December 31,
	2013	2014*	2015*
Stock options:
Expected term (in years)	3.5 - 4.8	N/A	N/A
Expected volatility	54% -61%	N/A	N/A
Risk-free interest rate	0.5% - 1.2%	N/A	N/A
Expected dividend yield	—	—	—

* No options were granted in 2014 and 2015.

Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding taking into consideration of historical exercise patterns. Due to the lack of industry comparison and comparable historical exercise pattern, the Company used the simplified method to calculate the expected term. Expected volatilities are based on historical volatilities of comparable companies’ ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2012	8,086
Granted*	(4,772)
Cancelled/expired/forfeited	1,157
Repurchased	177

December 31, 2013	4,648
Addition	1,000
Granted*	(2,951)
Cancelled/expired/forfeited	41

December 31, 2014	2,738
Addition	21,684
Granted*	(4,851)
Cancelled/expired/forfeited	646

December 31, 2015	20,217

*                 In 2013, 0.8 million restricted share units, equivalent to 1.4 million option shares, and 3.4 million stock options were granted under the 2010 Plan. In 2014, 3.0 million restricted share units and no options were granted under the 2014 Plan. In 2015, 4.9 million restricted share units and no options were granted under the 2014 Plan.

The following table sets forth a summary of option activities under the Company’s stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2012	23,469	$0.69	4.6	$60,226
Granted	3,372	$3.38
Exercise	(3,449)	$0.38
Cancelled/expired/forfeited	(1,157)	$2.49
Repurchased	(3,674)	$0.45

December 31, 2013	18,561	$1.17	4.3	$239,975
Granted	—	$—
Exercise	(3,697)	$0.52
Cancelled/expired/forfeited	(534)	$2.84
Repurchased	—	$—

December 31, 2014	14,330	$1.28	3.2	$185,684
Granted	—	$—
Exercise	(7,309)	$1.11
Cancelled/expired/forfeited	(718)	$3.22
Repurchased	—	$—
December 31, 2015	6,303	$1.26	2.4	$114,975

Vested and expected to vest as of December 31, 2014	14,261	$1.27	3.2	$184,937
Exercisable as of December 31, 2014	11,446	$0.76	2.7	$154,235

Vested and expected to vest as of December 31, 2015	6,237	$1.24	2.4	$113,909
Exercisable as of December 31, 2015	5,649	$1.01	2.2	$104,473

The total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015 was $37.3 million, $65.7 million and $106.2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As of December 31, 2013, the estimated fair value of the Company’s ordinary shares was $14.10, which was determined with the assistance of an independent valuation firm. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2014 and 2015 was $14.24 and $19.50, respectively. Cash received from the exercise of stock option during the years ended December 31, 2013, 2014 and 2015 was $1.0 million, $1.5 million and $7.8 million, respectively.

As of December 31, 2014 and 2015, unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s employees and directors was $11.3 million and $3.9 million, respectively. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.7 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2014
$0.36 - $0.41	9,337	$0.37	9,337	$0.37	2.3
$0.96 - $1.80	844	$1.19	764	$1.18	3.1
$3.25 - $3.36	2,542	$3.29	1,345	$3.30	4.8
$3.43 - $3.50	1,607	$3.48	—	$—	5.5

	14,330	$1.28	11,446	$0.76	3.2

As of December 31, 2015
$0.36 - $0.41	4,167	$0.36	4,167	$0.36	1.7
$0.96 - $1.80	406	$1.24	406	$1.24	2.3
$3.25 - $3.36	682	$3.32	519	$3.33	3.5
$3.43 - $3.50	1,048	$3.48	557	$3.48	4.6

	6,303	$1.26	5,649	$1.01	2.2

Restricted Share Units

The following table sets forth a summary of restricted share unit activities:

	Shares Granted	Weighted- Average Grant Date Fair Value
	(In thousands)
December 31, 2013	800	$13.19
Awarded	2,951	$17.11
Vested	(203)	$13.19
Cancelled	(41)	$17.23

December 31, 2014	3,507	$16.44
Awarded	4,851	$12.41
Vested	(1,211)	$14.69
Cancelled	(646)	$14.18

December 31, 2015	6,501	$13.98

As of December 31, 2015, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to the Company’s employees and non-employee directors, was $73.0 million. This cost is expected to be recognized over a weighted-average period of 3.2 years.  The total fair value based on the vesting date of the restricted share units vested was $2.7 million and $17.8 million for the years ended December 31, 2014 and 2015, respectively.

8. Other Balance Sheet Components

	As of December 31,
	2013	2014	2015
		(In thousands)
Accounts receivable, net:
Due from third parties		$39,277	$33,592
Due from SINA and other related parties		18,648	33,961
Due from Alibaba		64,725	54,052

Total gross amount		$122,650	$121,605
Allowance for doubtful accounts:
Balance at the beginning of the year	(897)	(3,242)	(2,440)
Reversal (additional provision) charged to expenses, net	(2,345)	(2,138)	368
Write-off	—	2,940	697

Balance at the end of the year	(3,242)	(2,440)	(1,375)

		$120,210	$120,230

Prepaid expenses and other current assets:
Rental and other deposits		$3,319	$3,636
Input VAT		1,526	443
Prepayment for investments		4,037	25,574
Advertising prepayment		3,936	3,531
Prepayment to outsource service providers		1,730	5,422
Prepayment for license fee		1,872	—
Others		1,937	3,689

		$18,357	$42,295

Property and equipment, net:
Computers and equipment		$89,069	$93,947
Leasehold improvements		4,944	4,795
Furniture and fixtures		2,052	1,309
Others		730	1,464

Property and equipment, gross		96,795	101,515
Less: Accumulated depreciation		(65,921)	(78,665)

		$30,874	$22,850

Accrued liabilities*:
Payroll and welfare		$19,686	$25,972
Amounts owed on option/share repurchase		1,203	—
Content fees		1,005	1,267
Marketing expenses		19,806	35,715
Internet connection costs		6,834	7,673
Employee payroll withholding taxes		3,547	3,547
Sales rebates		14,126	19,593
Professional fees		3,138	3,127
Revenue share		3,057	9,071
VAT and other tax payable		6,629	29,955
Payable to other service providers		1,074	2,673
Payable to outsourced service providers		1,375	2,382
Others		6,115	13,989

		$87,595	$154,964

* Include amounts due to third parties, employees and related parties.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income (loss) before income taxes is as follows:

	Year Ended December 31,
	2013	2014	2015
	(In thousands, except percentage)
Income (Loss) before income tax expenses	$(40,664)	$(64,340)	$36,780
Loss from non-China operations	$(13,341)	$(54,073)	$(28,016)
Income (Loss) from China operations	$(27,323)	$(10,267)	$64,796
Income tax expenses applicable to China operations	$271	$1,128	$2,591
Effective tax rate for China operations	(1.0)%	(11.0)%	4.0%

The Company recorded stock-based compensation expense as well as a $47.0 million loss in 2014 from the change in fair value of investor option liability in non-China operations. The Company generated the majority of its operating income (loss) from the PRC operations and has recorded income tax provisions for the periods presented. Income tax liability is calculated based on a separate return basis, as if the Group had filed separate tax returns before the Reorganization.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to taxes in Hong Kong at 16.5% for all the periods presented. As of December 31, 2015, the Company’s Hong Kong subsidiary had approximately $1.2 million of net operating loss carry forward, which can be carried forward indefinitely to offset future taxable income. As of December 31, 2015, deferred tax assets for Weibo HK consists mainly of net operating loss carry forwards, for which a full valuation allowance was provided. Management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise,” which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. The Group’s WFOE qualifies as a software enterprise and, thus, can enjoy the relevant tax holiday starting in its first profitable year in 2015.

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

The operations of the Group’s WFOE in China is invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to us. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to the Hong Kong subsidiary. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2015, the Group did not record any withholding tax for its PRC subsidiaries.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses (benefits) of the Company’s China subsidiary and VIE:

	Years Ended December 31,
	2013	2014	2015
	(In thousands)
Deferred tax expenses (benefits)	$271	$866	$(977)
Current income tax expenses	—	262	3,568

Income tax expenses	$271	$1,128	$2,591

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2013	2014	2015
Statutory EIT rate	25.0%	25.0%	25%
Effect on tax holiday	—	—	(24.2)%
Permanent differences	0.5%	2.2%	0.5%
Change in valuation allowance	(26.5)%	(38.2)%	2.7%

Effective tax rate for China operations	(1.0)%	(11.0)%	4.0%

The provision for income taxes for the years ended December 31, 2013, 2014 and 2015 differ from the amounts computed by applying the statutory EIT rate primarily due to the utilization of net operating loss of Weimeng, as it was in a profitable position in 2014, and the tax exemption of Weibo Technology in 2015 as a qualified software enterprise. For the year ended December 31, 2015, Weibo Technology was tax exempted for $15.7 million, which resulted in an effect of $0.08 on basic net income per share.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2014	2015
	(In thousands)
Deferred tax assets:
Net operating loss carry forwards	$42,347	$41,604
Less: valuation allowance	(42,347)	(41,604)
Depreciation, accounts receivable, accrued and other liabilities	8,386	4,550
Less: valuation allowance	(8,355)	(3,057)

Net deferred tax assets	$31	$1,493

Deferred tax liabilities:
Acquired intangible assets	$873	$477
Depreciation	—	295
Others	—	566

Total deferred tax liabilities	$873	$1,338

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2014 and 2015, the Group had net operating loss carry forwards totaling $169.3 million and $160.5 million, respectively, for which full valuation allowance was provided. As of December 31, 2015, the net operating loss carry forwards will expire, if unused, in the year ending December 31, 2019 through December 31, 2020.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company (since April 29, 2013).

Weibo Interactive	Investee accounted for under the equity method until May 2013 and wholly owned under common control thereafter.

The following sets forth significant related party transactions with the Company:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Transactions with SINA
Revenue billed through SINA(1)	$851	$4,057	$22,114
Deemed contribution from SINA(2)	$13,092	$61,176	$—
Legal transfer of Weibo Interactive and recognition of due to SINA(3)	$10,080	$—	$—
Legal transfer of Weibo Funds and recognition of due to SINA(4)	$17,506	$22,565	$—
Costs and expenses allocated from SINA(5)	$44,305	$42,360	$24,678
Interest expense on amount due to SINA	$6,709	$2,838	$—
Repayment of amount due to SINA(6)	$159,816	$276,614	$2,863

(1)                                 For the years ended December 31, 2013, 2014 and 2015, the Group billed $0.9 million, $4.1 million and $22.1 million to third parties through SINA.

(2)                                 The $13.1 million in deemed contribution from SINA in 2013 included $4.6 million related to the step-up acquisition of Weibo Interactive and $8.5 million related to the waived interest expense payable to SINA (see Note 1). The $61.2 million in deemed contribution from SINA in 2014 represented the discount borne by SINA upon the settlement of investor options (see Note 3).

(3)                                 The $10.1 million related to the consideration paid to SINA in exchange for 100% equity interest in Weibo Interactive in December 2013 (see Note 1).

(4)                                 The $17.5 million and $22.6 million for fiscal 2013 and 2014 related to the amount paid by SINA for the Weibo Funds. (see Note1).

(5)                                 Costs and expenses allocated from SINA represented the charge for certain services provided by SINA’s affiliates and charged to the Company using actual cost allocation based on proportional utilization (see Note 1). In addition to the allocated costs and expenses, SINA also billed $29.4 million for other costs and expenses associated with Weibo business in 2015.

(6)                                 For the year ended December 31, 2014, the Company repaid approximately $276.6 million for a loan and related interests to SINA (see Note 3).

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$49,135	$107,587	$143,650
Deemed contribution from Alibaba(7)	$—	$15,300	$—
Services provided by Alibaba	$—	$128	$4,515

(7)                                 The $15.3 million for the year ended December 31, 2014, represents the discount borne by Alibaba upon the settlement of investor options (see Note 3).

On April 29, 2013, affiliated entities of SINA, including the Group’s subsidiary, entered into a strategic collaboration with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. The strategic collaboration was entered into on a separate agreement from those relating to the investment in Weibo by Alibaba. For the years ended December 31, 2013, 2014 and 2015, the Group recorded advertising and marketing services revenue under the strategic collaboration with Alibaba amounting to $49.1 million, $107.6 million and $137.4 million, respectively. The strategic collaboration agreement with Alibaba expired in January 2016. Although the Group is discussing areas of collaboration with the various business units of Alibaba and expects to continue to work with Alibaba in the area of social commerce and other areas, the Group does not expect to renew its strategic collaboration arrangement.

The following sets forth the outstanding balance due to or from related parties:

	As of December 31,
	2014	2015
	(In thousands)
Amount due to SINA	$24,279	$12,188
Accounts receivable due from SINA(8)	$3,151	$31
Accounts receivable due from Alibaba	$64,725	$54,052

(8)                                 The Group settles customer and supplier balances with SINA when the third-parties settle such amount with SINA. Any uncollectible losses arising from the accounts receivable due from SINA are passed on to the Group.

For the years ended December 31, 2013, 2014 and 2015, advertising and marketing revenues generated from other related parties were $2.3 million, $27.6 million and $29.2 million, and other revenues from other related parties were nil, $1.5 million and $2.1 million, respectively. For the years ended December 31, 2013, 2014 and 2015, the Group received promotional services from other related parties amounting to approximately $0.9 million, $11.2 million and $7.8 million, respectively. As of December 31, 2014 and 2015, the amount due from other related parties was $15.4 million and $33.9 million, respectively. As of December 31, 2014 and 2015, the amount due to related parties was$5.8 million and $16.0 million, respectively.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiary, VIE and VIE’s subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2013, 2014 and 2015, the Group’s total contribution was $18.3 million, $27.2 million and $29.7 million, respectively.

12. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options, RSUs and preferred shares are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2013 and 2014, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net loss per share were 52.6 million and 17.8 million. For the year ended December 31, 2015, options to purchase ordinary shares and RSUs of 9.8 million were recognized as dilutive factors and included in the calculation of diluted net income per share. For the years ended December 31, 2013, preferred shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of Weibo were 30.0 million. For the years ended December 31, 2014 and 2015, no preferred shares were included in the calculation of diluted net income (loss) per share of the Group, as all preferred shares converted into ordinary shares during the Group’s IPO in 2014.

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

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(In thousands, except per share data)
Basic net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to Weibo	$(39,790)	$(65,325)	$34,745
Denominator:
Weighted average ordinary shares outstanding	146,820	186,878	208,163
Basic net income (loss) per share attributable to Weibo	$(0.27)	$(0.35)	$0.17

Diluted net income (loss) per share calculation:
Numerator:
Net income (loss) attributable for calculating diluted net income (loss) per share	$(39,790)	$(65,325)	$34,745
Denominator:
Weighted average ordinary shares outstanding	146,820	186,878	208,163
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	—	—	8,572
Unvested restricted share units	—	—	1,183
Shares used in computing diluted net income (loss) per share attributable to Weibo	146,820	186,878	217,918
Diluted net income (loss) per share attributable to Weibo	$(0.27)	$(0.35)	$0.16

13. Segment Information

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

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Other	Total
	(In thousand)

Year ended December 31, 2013	$148,426	$39,887	$188,313

Year ended December 31, 2014	$264,782	$69,390	$334,172

Year ended December 31, 2015	$402,415	$75,476	$477,891

14. Profit Appropriation and Restricted Net Assets

The Company’s subsidiary, the VIE and the VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s WFOE, its subsidiaries have to make appropriations from their after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Group’s discretion. At the same time, the Company’s VIE, in accordance with the China Company Laws, must make appropriations from their after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective company. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2014, the Group accrued approximately $0.1 million in the reserve fund, as Weimeng had fully utilized its accumulated deficit and became profitable in 2014. As of December 31, 2015, the Group accrued approximately $7.1 million in the reserve fund, as Weimeng and Weibo Technology were both profitable in 2015.

Under the PRC laws and regulations, the subsidiary, the VIE and the VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets as of December 31, 2015. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIE for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiary, VIE and VIE’s subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Net assets subject to restriction for the Group amounted to $218.7 million, or 35% of the Group’s total consolidated net assets as of December 31, 2015.

15. Financial Instruments

Fair Value

The following table sets forth the financial instruments measured at fair value by level within the fair value hierarchy as of December 31, 2014 and 2015:

	Fair Value Measurements
	(in thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2014:
Bank time deposits*	$396,364	$—	$396,364	$—
Available-for-sale securities**	13,029	13,029	—	—

Total	$409,393	$13,029	$396,364	$—

As of December 31, 2015:
Bank time deposits*	$149,532	$—	$149,532	$—
Available-for-sale securities**	12,831	12,831	—	—

Total	$162,363	$12,831	$149,532	$—

*  Included in cash and cash equivalents and short-term investments on the Group’s consolidated balance sheets.

** Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures bank time deposits, available-for-sale securities and investor option liability at fair value on a recurring basis.

The option liability, which enabled Alibaba to purchase additional ordinary shares and increase its ownership in Weibo up to 30% on a fully-diluted basis (see Note 3), was measured using significant unobservable inputs (Level 3) when determining its fair value as of December 31, 2013. The Group utilized the Binomial option pricing model to determine the fair value of the option liability. Estimates of the volatility for the option pricing model were based on the volatility of ordinary shares of a group of comparable, publicly-traded companies. Estimates of expected life were based on the estimated time to liquidation events, and in particular, estimates regarding the timing of a qualified IPO, the likelihood that the Company would undertake a liquidation event other than a qualified IPO, as well as assumptions regarding whether Alibaba would choose to sell off more than 25% of its shares in the Company and, if so, when. Accordingly, the weighted time period for the expiration of the option liability was estimated at 1.4 years. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected life. The key inputs used in option liability valuation as of December 31, 2013 were as follows:

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

The option liability was initially recorded as an investor option liability valued at $50.6 million as of the Transaction Date. Immediately prior to the exercise of the option, the fair value of investor option liability was $76.5 million. For the years ended December 31, 2013 and 2014, $21.1 million in income and $47.0 million in losses, respectively, was recognized as subsequent change in fair value when marked to market in the Group’s consolidated statements of income (loss) and comprehensive income (loss). The option was fully exercised by Alibaba upon the Group’s IPO in April 2014.

The following table sets forth the reconciliation of the fair value measurements using significant unobservable inputs (level 3) from January 1, 2013 to December 31, 2015:

Investor option liability
(In thousands)
Balance as of April 29, 2013 (Transaction Date)	(50,568)
Gain on fair value change of investor option liability	21,064
Balance as of December 31, 2013	(29,504)
Loss on fair value change of investor option liability	(46,972)
Option fully exercised	76,476
Balance as of December 31, 2014	—
Balance as of December 31, 2015	—

Non-recurring

The Group measures certain financial assets, including the investments under cost method and equity method on an other-than-temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. No impairment related to available-for-sale was recorded for the years ended December 31, 2013, 2014 and 2015. Certain investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The investment related impairment losses of $2.5 million, $2.5 million and $8.0 million were recorded for the years ended December 31, 2013, 2014 and 2015, respectively. (see Note 5 for further information).

In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill of reporting units annually. The Group concluded that no write down was warranted for years ended December 31, 2013, 2014 and 2015.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2018. For the years ended December 31, 2013, 2014 and 2015, lease expense was $8.8 million, $14.9 million and $15.5 million, respectively. Based on the current rental lease agreements, future minimum lease payments required as of December 31, 2015 was as follows:

Operating lease commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2015:	$8,612	$7,166	$1,446	$—	$—

Purchase commitments mainly include minimum commitments for internet connection and marketing activities.

Purchase commitments as of December 31, 2015 was as follows:

Purchase commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2015:	$71,586	$64,455	$7,020	$111	$—

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

17. Subsequent Events

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events nor transactions needing recognition or disclosure found.

18. Additional information—condensed financial statements of Weibo Corporation

The condensed financial information of Weibo Corporation has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company used the equity method to account for investment in its subsidiaries and VIE.

The operations of the Company, its subsidiaries and VIE were included in the consolidated financial statements, whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial information, its investment in subsidiaries and VIE were reported using the equity method of accounting.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE are restricted in their ability to transfer a portion of their net assets to the Company, either in the form of dividends, loans or advances.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

As of December 31, 2014 and 2015, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Group, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of Weibo Corporation

Balance Sheets

(In thousands, except for par value)

	As of December 31,
	2014	2015
	(As adjusted*)
ASSETS
Current assets:
Cash and cash equivalents	$229,950	$60,810
Short-term investments	166,253	98,284
Prepaid expenses and other current assets	229	5,905

Total current assets	396,432	164,999
Long-term investments	13,029	256,059
Investment in subsidiaries and VIE	156,500	210,325
Amount due from SINA	—	1,002

Total assets	$565,961	$632,385

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	$6,543	$10,666
Amount due to SINA	214	—
Long-term Liabilities	—	1,047

Total liabilities	$6,757	$11,713

Commitments and contingencies

Shareholders’ equity:
Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated)authorized; 203,658 and 212,177 shares (including 96,168 Class A ordinary shares and 116,009 Class B ordinary shares) issued and outstanding as of December 31, 2014 and 2015, respectively.	$51	$53
Additional paid-in capital	904,402	938,922
Accumulated other comprehensive loss	(2,836)	(10,635)
Accumulated deficit	(342,413)	(307,668)

Total shareholders’ equity	559,204	620,672

Total liabilities and shareholders’ equity	$565,961	$632,385

*The above condensed financial statements of Weibo Corporation present the Weibo Funds acquired from SINA on June 30, 2015 as if they had been owned by the Group for all periods presented in accordance with ASC Subtopic 805-50 (See Note 6 “Acquisitions”).

Condensed Financial Information of Weibo Corporation

Statements of Income (Loss) and Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,
	2013	2014	2015
	(As adjusted*)	(As adjusted*)
Operating loss	$(522)	$(1,086)	$(1,279)
Interest and other income (expenses), net	(2,051)	5,034	4,759
Change in fair value of investor option liability	21,064	(46,972)	—
Other income (loss), net
Share of income (loss) of subsidiaries and VIE	(58,281)	(22,301)	31,265

Net income (loss)	(39,790)	(65,325)	34,745

Other comprehensive loss
Currency translation adjustments	(431)	(1,227)	(7,601)
Available-for-sale fair value change	—	(2,067)	(198)

Total comprehensive income (loss)	$(40,221)	$(68,619)	$26,946

Condensed Financial Information of Weibo Corporation

Statements of Cash flow

(In thousands)

	2013	2014	2015
	(As adjusted*)	(As adjusted*)
Net cash provided by (used in) operating activities	$(12,320)	$(627)	$5,317
Purchase of short-term investments	(250,000)	(230,161)	(148,863)
Maturity of short-term investments	117,564	321,208	218,762
Investments and prepayments on equity investments	—	(15,096)	(247,200)
Investment in subsidiaries	(93,781)	(68,873)	(4,978)
Net cash used in investing activities	(226,217)	7,078	(182,279)
Proceeds from issuance of preferred shares and ordinary shares to Alibaba	585,799	—	—
Proceeds from IPO, net of commission	—	301,270	—
Repayment of amount due to SINA	(117,564)	(255,688)	—
Others	(46,865)	(4,954)	7,822
Net cash provided by financing activities	421,370	40,628	7,822

Net increase (decrease) in cash and cash equivalents	$182,833	$47,079	$(169,140)

Cash and cash equivalents at the beginning of year	$38	$182,871	$229,950
Cash and cash equivalents at the end of year	$182,871	$229,950	$60,810
Supplemental schedule of non-cash investing and financing activities
Investment in subsidiaries and VIE directly financed by SINA	$17,090	$6,413	$17,582

*                     The above condensed financial statements of Weibo Corporation present the Weibo Funds acquired from SINA on June 30, 2015 as if they had been owned by the Group for all periods presented in accordance with ASC Subtopic 805-50 (See Note 6 “Acquisitions”).