Form 20-F
period 2016-12-31
WEIBO Corp
filed 2017-04-27
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-36397

WEIBO CORPORATION
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road Chaoyang District, Beijing 100027 People’s Republic of China
(Address of principal executive offices)

Herman Yu, Chief Financial Officer Phone: +86 10 5898-3005 Facsimile: +86 10 8260-7167 8/F, QIHAO Plaza, No. 8 Xinyuan S. Road, Chaoyang District Beijing 100027, People’s Republic of China
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

Not Applicable
(Title of Class)

As of December 31, 2016, there were 218,076,207 ordinary shares outstanding, par value $0.00025 per share, being the sum of 109,155,101 Class A ordinary shares and 108,921,106 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                  “Weimeng” refers to Beijing Weimeng Technology Co., Ltd.;

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

•                  “ADSs” refers to our American depositary shares. Each ADS represents one Class A ordinary share;

•                  “GAAP” refers to generally accepted accounting principles in the United States;

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate on December 30, 2016 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

•                  the growth of social media, internet and mobile users and internet and mobile advertising in China; and

•                  PRC governmental policies relating to media, the internet, internet content providers and online advertising.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2014, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data presented below for the years ended December 31, 2012 and 2013 and our selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$51,049	$96,976	$129,644	$207,657	$428,275
Alibaba	—	49,135	107,587	143,650	57,908
SINA and other related parties	—	2,315	27,551	51,108	84,799
Subtotal	51,049	148,426	264,782	402,415	570,982
Other revenues	14,880	39,887	69,390	75,476	84,818
Total revenues	65,929	188,313	334,172	477,891	655,800
Costs and expenses:
Cost of revenues(1)	46,429	59,891	83,599	141,960	171,231
Sales and marketing(1)	40,380	63,076	120,361	126,059	148,283
Product development(1)	71,186	100,740	125,832	143,444	154,088
General and administrative(1)	6,033	23,214	26,483	28,925	41,218
Total costs and expenses	164,028	246,921	356,275	440,388	514,820
Income (loss) from operations	(98,099)	(58,608)	(22,103)	37,503	140,980
Loss from equity method investments	(1,340)	(1,236)	(5)	(6)	(130)
Realized gain from investments	—	397	481	944	534
Investment related impairment	(634)	(2,526)	(2,521)	(8,005)	(40,161)
Remeasurement gain upon obtaining control	—	3,116	—	—	—
Interest and other income (expenses), net(2)	(4,836)	(2,871)	6,780	6,344	8,757
Change in fair value of investor option liability	—	21,064	(46,972)	—	—
Income (loss) before income tax expenses (benefits)	(104,909)	(40,664)	(64,340)	36,780	109,980
Less: Income tax expenses (benefits)	(1,551)	271	1,128	2,591	4,316
Net income (loss)	(103,358)	(40,935)	(65,468)	34,189	105,664
Less: Net loss attributable to the non-controlling interests	(392)	(1,145)	(143)	(556)	(2,363)
Net income (loss) attributable to Weibo’s ordinary shareholders	(102,966)	(39,790)	(65,325)	34,745	108,027

Net income (loss)	(103,358)	(40,935)	(65,468)	34,189	105,664
Other comprehensive income (loss)
Currency translation adjustments	1,169	(174)	(1,450)	(7,874)	(18,898)
Available-for-sale-securities:
Change in unrealized loss from available-for-sale securities	—	—	(2,067)	(198)	(2,557)
Reclassification adjustment for net loss included in net income (loss)	—	—	—	—	4,822
Net change	—	—	(2,067)	(198)	2,265
Total comprehensive income (loss)	(102,189)	(41,109)	(68,985)	26,117	89,031
Less: Comprehensive income (loss) attributable to non-controlling interests	766	(888)	(366)	(829)	(2,637)
Comprehensive income (loss) attributable to Weibo’s ordinary shareholders	$(102,955)	$(40,221)	$(68,619)	$26,946	$91,668
Shares used in computing net income (loss) per share attributable to Weibo’s ordinary shareholders:
Basic	140,831	146,820	186,878	208,163	214,745
Diluted	140,831	146,820	186,878	217,918	222,859
Income (loss) per ordinary share:
Basic	$(0.73)	$(0.27)	$(0.35)	$0.17	$0.50
Diluted	$(0.73)	$(0.27)	$(0.35)	$0.16	$0.48
Income (loss) per ADS(3):
Basic	$(0.73)	$(0.27)	$(0.35)	$0.17	$0.50
Diluted	$(0.73)	$(0.27)	$(0.35)	$0.16	$0.48

(1)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in $ thousands)
Cost of revenues	201	4,253	755	1,196	2,616
Sales and marketing	330	6,150	1,583	3,209	5,357
Product development	638	9,209	4,392	10,210	15,076
General and administrative	668	11,630	7,049	11,784	13,853
Total	1,837	31,242	13,779	26,399	36,902

(2)         Including interest expenses on amount due to SINA of $4.9 million, $6.7 million, $2.8 million, nil and nil for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

(3)         Each ADS represents one Class A ordinary share.

	As of December 31
	2012	2013	2014	2015	2016
	(in $ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	4,351	249,099	284,865	237,440	364,766
Short-term investments	119,848	252,342	166,414	98,439	31,188
Amount due from SINA	—	—	—	—	18,565
Total assets	220,440	629,436	703,514	839,189	1,036,944
Amount due to SINA	402,141	285,226	24,279	12,188	—
Investor option liability	—	29,504	—	—	—
Total liabilities	428,218	387,796	136,124	211,160	279,586
Mezzanine equity	—	479,612	—	—	—
Ordinary shares	36	37	51	53	55
Additional paid-in capital	21,781	31,352	904,402	938,922	979,805
Accumulated deficit	(237,298)	(277,088)	(342,413)	(307,668)	(199,641)
Non-controlling interests	6,696	7,269	8,186	7,357	4,133
Total shareholders’ equity (deficit)	(207,778)	(237,972)	567,390	628,029	757,358

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

The growth of our active user base and the level of user engagement are critical to our success. We had 313 million MAUs and 139 million average DAUs in December 2016. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and other services on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to attract users or increase their engagement. A number of user-oriented websites that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

•                  we are unable to retain existing users and attract new users to our platform, or achieve greater penetration into lower tier cities in China;

•                  there is a decrease in the perceived quality or reliability of the content generated by our users;

•                  a large number of influencers, such as celebrities, key opinion leaders, or KOLs and other public figures, and platform partners, such as media outlets and organizations with media rights, switch to alternative platforms or use other products and services more frequently;

•                  we are unable to manage and prioritize information to ensure users are presented with content that is appropriate, interesting, useful and relevant;

•                  we fail to introduce new and improved products or services or we introduce new or improved products or services that are not well received by users;

•                  technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise adversely affect the user experience;

•                  users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance, prominence, format and quality of the ads displayed on our platform;

•                  we are unable to combat spam or other hostile or inappropriate usage on our platform;

•                  there are user concerns related to privacy and communication, safety, security or other factors;

•                  we fail to provide adequate customer service to our users;

•                  users engage with other platforms or activities instead of ours;

•                  there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; or

•                  we do not maintain our brand image or our reputation is damaged.

We have undertaken various initiatives to stimulate the growth of our users and user engagement. For instance, in addition to the microblogging service with which Weibo originally started, we have added new functionalities, such as short videos, live streaming and interest-based information feeds, which we believe will help broaden our appeal and generate more user traffic and engagement. However, there can be no assurance that these and other strategies will be effective. If we are unable to increase our user base and user engagement, our platform could be less attractive to potential new and existing users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in the number of users accessing our platform and a decline in user engagement.

Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users and platform partners. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on Weibo, and that access to rich content is one of the main reasons users visit Weibo. We seek to foster a broader and more engaged user community, and we encourage influencers, such as celebrities, KOLs and other public figures, and platform partners, such as media outlets and organizations with media rights to use our platform to express their views and share interesting, high quality content. If users and platform partners do not continue to contribute content to Weibo due to policy changes, their use of alternative communication channels or any other reasons, and we are unable to provide users with interesting, useful and timely content, our user base and user engagement may decline. If we experience a decline in the number of users or the level of user engagement, customers may not view our products and services as attractive for their advertising and marketing expenditures and may reduce their spending with us, which would materially harm our business and operating results.

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

We work with application marketplaces, such as Apple’s App Store, Baidu Mobile Assistant, 360 Mobile Assistant and Wandoujia, to drive downloads of our mobile applications. In the future, Google (Android), Apple or other operators of application marketplaces may make changes to their marketplaces and make access to our products and services more difficult. We also partner with internet search engines, navigation sites and web browsers, such as Baidu, Sogou, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our applications and websites. For example, when a user types an inquiry into a search engine, we rely on high organic ranking of our webpages in these search results referring the user to our website. Internet search engines may modify their search algorithms, our competitors’ search engine optimization efforts may become more successful than ours, and other factors uncontrollable to us may cause our search result ranking to decline and adversely impact traffic to our platform. Similarly, navigation websites or web browsers may make decisions that result in directing less traffic to our platform. Due to intense competition in the marketplace, app preinstall partners may raise prices to a point where it becomes cost prohibitive for us to rely on them for Weibo user activation, or they may decide to discontinue their services to us altogether. Any reduction in the traffic directed to our mobile applications or websites from our channel partners, including application marketplaces, internet search engines, navigation sites, app preinstall partners and web browsers, could have a material adverse impact to our business and operating results and ultimately to our stock price.

If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, including Tencent, Baidu and NetEase, as well as new players in China who provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content. In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Yixin, Laiwang, Douban, Baidu Post and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix New Media and Bytedance; (iii) multi-media apps (photo, short video, live streaming, etc.), such as Momo, Kuaishou, Inke, YY, Youku Tudou, iQiyi, Tencent Video, Nice, Paipai and Meipai.

We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. We may also face increasing competition from global social media, social networking services and messengers, such as Snapchat, Instagram, Facebook, Youtube, Twitter, WhatsApp, Line, Kakao Talk and Snow.  Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

We believe that our ability to compete effectively for user traffic and user engagement depends upon many factors both within and beyond our control, including:

•                  the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors;

•                  the amount, quality and timeliness of content aggregated on our platform;

•                  our ability to enable celebrities, KOLs, media outlets and other content creators to quickly and efficiently build a fan base and monetize from their social assets;

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

•                  our ability to provide effective customer service and support;

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

Our monetization model is new and evolving. We started to generate revenues in 2012 through advertising and marketing, as well as other services, such as game-related services, VIP membership and data licensing. Advertising and marketing services accounted for 87% of our revenues in 2016.

We cannot guarantee that the monetization strategies we have adopted can generate sustainable revenues and profit. As is common in the industry, our advertising and marketing customers do not have long-term commitments with us. In addition, our major brand customers typically purchase our advertising and marketing services through advertising agencies. Advertising agencies and potential new customers may view our advertising and marketing services as experimental and unproven, and we may need to devote additional time and resources to convince them. Customers also may choose to reach users through our free products instead of our paid advertising and marketing services or through our partner websites and applications. Customers will not continue to do business with us or may only be willing to advertise with us at reduced prices if we do not deliver advertising and marketing services in an effective manner, or if they do not believe that their investment in advertising and marketing with us will generate a competitive return relative to alternative advertising platforms. If we fail to retain existing customers or attract new advertisers and marketing customers to our platform or if we are unable to collect accounts receivable from advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

In addition, some of our customers, especially key accounts, rely on ad measurement to evaluate advertising effectiveness. Our ability to add new customers and increase spending of existing customers will be affected by our ability to provide timely and reliable measurement analysis of their ad campaigns on Weibo. We are working with third-party measurement firms to provide these data services to our customers but the online ad measurement market in China is nascent. We cannot assure you that our measurement partners will be able to provide measurement to the satisfaction of our customers. If our customers are unable to obtain measurement results on their marketing campaigns on Weibo to their satisfaction, our customers may be less willing to maintain or expand their advertising spending on our platform, and our financial conditions, results of operations and prospects may be materially and adversely affected.

We introduced mobile-adapted promoted marketing solutions, such as promoted feeds, in 2013 to small and medium-sized enterprises, or SMEs, and to key accounts in 2014. Approximately 90% of our MAUs in December 2016 accessed Weibo through mobile devices at least once during the month. If users access our mobile products as a substitute for access through PCs, our ability to grow our revenues would be dependent on the successful adoption of our mobile monetization. As new devices and platforms are continually being released, users may consume content in a manner that is more difficult to monetize. It is difficult to predict the problems we may encounter in adapting our products and services and developing competitive new products and services that are compatible with new devices or platforms. If we are unable to develop products and services that are compatible with new devices and platforms, or if we are unable to drive continued adoption of our mobile applications, our financial condition, results of operations and prospects may be materially and adversely affected.

In addition, online content in video format is becoming increasingly prevalent.  If we are unable to adapt our products and services for the video environment and develop products and services to generate video ads revenues, especially for the mobile environment, our financial condition, results of operations and prospects may be materially and adversely affected.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, including Tencent, Baidu, Youku Tudou, Bytedance, Momo, Sohu, NetEase and Phoenix New Media. We also compete with internet companies that offer online-to-offline (O2O), purchase solutions and other performance-based advertising and marketing services and digital media tailored to specific vertical industries including fast moving consumer goods, IT, automobile, e-commerce, entertainment and travel, such as Autohome, Bitauto, Meituan Dianping, Ctrip and Focus Media. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing budgets.

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

•                  the breadth, innovation and effectiveness of our online and mobile-offerings;

•                  the timing and market acceptance of our advertising and marketing products and services, including breadth, quality and variety of our ad formats and features and those of our competitors;

•                  the effectiveness of our ad targeting capabilities, and those of our competitors;

•                  the volume, pricing and return on investment of our products and services relative to those of our competitors;

•                  the reach, engagement and effectiveness of our advertising and marketing products and services relative to those of our competitors;

•                  the availability, accuracy and utility of analytics and measurement solutions offered by us or our partners relative to those of our competitors;

•                  our ability to attract, retain and motivate talented employees;

•                  the effectiveness of our performance-based ads and real-time bidding system relative to those of our competitors;

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

In addition to advertising and marketing services, we generate part of our revenues from value-added services, including game-related services, VIP membership and data licensing.  Revenues generated from our value-added services were $84.8 million in 2016, accounting for 13% of our total revenues in the same period. Our value-added services are mostly on a fee-based revenue model and failure to retain existing customers, improve spending per user and attract new customers may adversely impact our overall business and financial performance. A number of factors may affect our ability to grow game-related services, such as our ability to retain, increase, and engage our game players, our ability to introduce more successful games to our platform in a cost-efficient manner, our ability to increase the average spending per player. In 2016, revenue from game-related services declined 30% year over year, and this trend may continue in the future. Factors that may affect our ability to grow VIP membership revenues include our ability to grow Weibo users, our ability to convert Weibo users into paying members, our ability to offer new services that retain existing members and attract new members and our ability to raise the prices of our membership fees. With respect to data licensing, we adopted a new strategy aiming to promote the growth of our advertising and marketing revenues in 2014. Our data licensing business increased slightly in 2016, but due to our strategy to leverage user data to sell more advertising and marketing services, we cannot assure you that our data licensing business will continue to grow going forward. If we are unable to develop new products and services, increase the spending per user and attract more users for our value-added services, our financial condition, results of operations and prospects may be materially and adversely affected.

We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects.

The market for social media is relatively new and may not develop as expected. People who are not our users, customers or platform partners may not understand the value of our products and services and new users, customers or platform partners may initially find our products and services confusing. There may be a perception that our products and services are only useful to users who post, or to influential users with large audiences. Convincing potential new users, customers and platform partners of the value of our products and services is critical to increasing the number of our users, customers and platform partners and to the success of our business. Although we have experienced continued user growth as shown by the increase of our MAU and DAU for the past few years, some of our peers may have experienced a decline in user base. If microblogging, social media, online media or social product, in general, declines in popularity among Chinese internet users, we may be unable to grow our user base or maintain or increase user engagement.

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

•                  refine our social interest graph, or SIG, recommendation engine to enable more relevant content recommendation and effective audience targeting;

•                  increase demand for other revenue-generating services, such as game-related services, data licensing and VIP membership;

•                  develop and deploy new features, products and services for our users, customers and platform partners, including video functionalities and interest-based information feeds;

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

Since inception, we have incurred significant net losses and only started to record net profit in 2015. As of December 31, 2016, we had an accumulated deficit of $199.6 million. We believe that our future revenue growth will depend on, among other factors, the popularity of social media as well as our ability to attract new users, increase user engagement, establish effective monetization strategies, compete effectively and successfully, and develop new products and services. Accordingly, you should not rely on the revenues of any prior quarterly or annual periods as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expand our business and operations. Although we started to earn net income in 2015, if we are unable to continuously generate adequate revenues and to manage our expenses, we may not be able to maintain profitability and may again incur significant losses in the future.

Historically we relied on Alibaba for a significant portion of our advertising and marketing revenues. If we fail to maintain our collaboration with Alibaba going forward, our results of operations and growth prospect may be adversely and materially affected.

In April 2013, we formed a strategic collaboration with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba’s e-commerce platforms to better connect and build relationships with our users. The strategic collaboration generated approximately $294 million in advertising and marketing revenues from 2013 to 2015 and accounted for 26%, 32% and 29% of our revenues for fiscal years ended December 31, 2013, 2014 and 2015, respectively. Because of our efforts to diversify our sources of revenues after the expiration of the strategic collaboration agreement with Alibaba in January 2016, the advertising and marketing revenues generated from Alibaba decreased to approximately 9% of our revenues for 2016 while our total revenues in 2016 increased by 37% year over year. Alibaba, however, still remains as our largest customer, and we rely on them to enable us to offer e-commerce ad solutions to their merchants.  If we are unable to maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible further decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

Our future performance depends in part on support from our platform partners.

As content format on our platform expands from text to photo and then to video, the role of multi-channel networks, MCNs, as talent agencies for content creators, are becoming increasingly important. We have built a large network of MCNs in different domains, such as e-commerce and video, and rely on these platform partners to incubate and grow content creators and help them share more and better content on Weibo. If we are unable to expand our network of MCNs and content creators and entice them to share more content, our content offerings may not be as robust and competitive and our user base and user engagement may be adversely and materially affected.

We also rely on third-party developers to build Weibo-integrated applications to enhance Weibo’s functionalities and users to generate contents displayed on our platform. We have made and are continuing to make investments to enable third-party developers to build, grow and monetize mobile and web applications that integrate with Weibo. Such existing and prospective developers may not be successful in building, growing, or monetizing mobile and/or web applications that create, maintain and enhance user engagement. Additionally, developers may choose to build on other platforms, including mobile platforms controlled by third parties, rather than building products that integrate with Weibo. We are continuously seeking to balance the distribution objectives of our developers with our desire to provide an optimal user experience, and we may not be successful in achieving a balance that continues to attract and retain such developers. If we are not successful in our efforts to continue to grow the number of developers that choose to build products that integrate with Weibo or if we are unable to continue to build and maintain good relationships with such developers, our user growth and user engagement and our financial results may be adversely and materially affected.

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

We continue to experience rapid growth in our business and operations, which will continue to place significant demands on our management, operational and financial resources. However, we may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users. Content creators, especially influencers, contribute content to Weibo to grow their fan base and increase awareness of their brands. We provide content creators with the opportunity to monetize their social assets on Weibo through advertising, e-commerce, subscription, tipping and other means. If content creators do not see significant value from their social marketing activities on Weibo and find monetization on Weibo inadequate, we may have to subsidize them through direct content cost payout, which may have an adverse and material impact on our business, financial condition and operating results. Alternatively, content creators may choose to contribute less or no content to Weibo, which may cause our user base and user engagement to decline and our customers view our products and services less attractive for advertising and marketing purposes. If that were to occur, our customers would reduce their spending on our platform.

Providing products and services to users may be costly and we expect our expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new features, products and services that require more infrastructure, such as video-related functionalities. In addition, our costs and expenses, such as our labor-related expenses, product development expenses and sales and marketing expenses, have grown rapidly as we have expanded our business. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our operating results may fluctuate from quarter to quarter, which makes it difficult to predict.

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

•                  fluctuations in spending by our advertising and marketing customers, including as a result of seasonality, major events and extraordinary news events, or other factors;

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

•                  the pricing of our products and services;

•                  our ability to maintain or increase revenue;

•                  our ability to maintain or improve gross margins, operating margins and net margins;

•                  increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

•                  system failure or outages, which could prevent us from displaying advertisements for any period of time;

•                  changes in GAAP and the related policies, guidance or interpretations;

•                  changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and

•                  changes in Chinese or global business or macroeconomic conditions.

Given our limited operating history and the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe that this seasonality affects our quarterly results. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in China or globally could cause our advertising and marketing customers to reduce their advertising budgets, and result in other adverse effects that could harm our operating results. Other factors that may cause our operating results to fluctuate include popular sports events, such as the FIFA World Cup and the Olympic Games. For example, the Rio 2016 Olympics took place in the third quarter of 2016, impacted our revenues and operating results during the quarter of the event and perhaps in the adjacent quarters, though we are unable to isolate and quantify its impact. Due to our rapid growth and limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. Other jurisdictions may have similar prohibitions. Although less than 2% of our revenues are generated in Hong Kong and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

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

In addition, we receive a high degree of media coverage in Chinese communities around the world. Negative coverage in the media of our company, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory activity, the actions of our users, or the experience of our users, platform partners and advertisers with our products and services, even if inaccurate, could threaten the perception of our brands. We cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, users, customers and platform partners. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our ADSs may decline.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. As of December 31, 2015 and 2016, the total amount of our goodwill and intangible assets was $13.1 million and $11.4 million, respectively.

The monetization of our services may require users to accept promoted marketing in their feeds or private messages, which may affect user experience and cause a decline in user traffic and a delay in our monetization.

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

New technologies could block our advertisements. Users of PC and mobile devices may enable technical measures that could hinder our traffic growth and limit our monetization opportunities.

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

We have adopted share incentive plans in August 2010 and March 2014. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2014, 2015 and 2016, we recorded $13.8 million, $26.4 million and $36.9 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

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

We periodically review our long-term investments in publicly traded companies and privately held companies for impairment. If we conclude that any of these investments is impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income (loss). For the fiscal years ended December 31, 2014, 2015 and 2016, we recognized an impairment charge of $2.5 million, $6.6 million and $36.4 million, respectively, on the carrying value of our long-term investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2016, our long-term investments included $394.7 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

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

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation, and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

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

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, particularly as content shifts toward video, some users may be prevented from accessing the internet and thus cause the growth of internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online customers.

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

As the number of our users increases and our users generate more content, including photos and videos on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. We rely on SINA, our controlling shareholder, and third-party vendors to provide infrastructure services. We cannot assure you that their infrastructure will operate without interruptions and that we can maintain a relationship with these parties on favorable economic terms. If our users are unable to access Weibo or we are not able to make information available rapidly on Weibo, or at all, users may become frustrated and seek other channels to obtain the information, and may not return to Weibo or use Weibo as often in the future, or at all. This would negatively impact our ability to attract users and customers and maintain the level of engagement of our users.

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

Our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, the global spread of H1N1 flu resulted in several confirmed infections and deaths in China. Our business operations could be disrupted if any of our employees is suspected of having Zika virus disease, Ebola virus disease, H1N1 flu, avian flu, SARS or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that Zika virus disease, Ebola virus disease, H1N1 flu, avian flu, SARS or another outbreak harms the Chinese economy in general and the online advertising industry in particular.

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

Our agreements with SINA may be less favorable to us than similar agreements negotiated between unaffiliated parties. In particular, our non-competition agreement with SINA limits the scope of business that we are allowed to conduct.

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

As a controlled subsidiary of SINA, we have benefited significantly from our association with SINA in marketing our brand and our platform. For example, we have benefited by providing services to SINA’s clients. We also benefit from SINA’s strong brand recognition in China, which has provided us credibility and a broad marketing reach. If SINA loses its market position, the effectiveness of our marketing efforts through our association with SINA may be materially and adversely affected. In addition, any negative publicity associated with SINA will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand.

SINA will control the outcome of shareholder actions in our company.

SINA held 49.8% of our ordinary shares, representing 74.9% of our total voting power as of March 31, 2017. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because SINA holds more than 50% of our voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Weimeng and Its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” Under the draft Foreign Investment Law, variable interest entities, or VIEs, that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal. The internet content services, which we conduct through Weimeng, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries issued by the National Development and Reform Commission and the Ministry of Commerce in March 2015, or the Catalogue.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Weibo Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Weimeng, and its subsidiaries based on a series of contractual arrangements by and among Weibo Technology, Weimeng and its shareholders. As a result of these contractual arrangements, we exert control over Weimeng and consolidate its operating results in our financial statements under U.S. GAAP. Weimeng holds the licenses, approvals and key assets that are essential for our business operations.

In the opinion of our PRC counsel, TransAsia Lawyers, our current ownership structure, the ownership structure of our PRC subsidiary and Weimeng, and the contractual arrangements among our PRC subsidiary, Weimeng and its shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of Weimeng, revoking our business licenses or the business licenses of Weimeng, requiring us to restructure our ownership structure or operations, and requiring us or Weimeng to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with Weimeng and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through Weimeng, in which we have no ownership interest. We rely on a series of contractual arrangements with Weimeng and its respective shareholders to control and operate their business. These contractual arrangements are intended to provide us with effective control over Weimeng and allow us to obtain economic benefits from them. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Weimeng and Its Shareholders” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over Weimeng as direct ownership. If Weimeng or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by Weimeng and its subsidiaries. As a result, we may be unable to consolidate Weimeng and its subsidiaries in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

Shareholders of Weimeng may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with Weimeng and its shareholders, which may in turn materially and adversely affect our business and financial condition.

Weimeng’s shareholders are non-executive PRC employees of our company or SINA and only hold immaterial equity interest in our company. Although each of these shareholders has authorized Weibo Technology to exercise all of his voting powers in Weimeng, and we may replace any of these shareholders at any time pursuant to the share transfer agreements, we cannot assure you that these shareholders will act in the best interest of our company should any conflict arise. If they were to act in bad faith towards us, we may have to take legal actions to enforce their contractual obligations, which may be expensive, time-consuming and disruptive to our operations. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by Weimeng that are important to the operation of our business if Weimeng declare bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Weimeng holds certain assets that are important to our business operations, including the Internet Content Provision License, the Online Culture Operating Permit, domain names and our investments. Under our contractual arrangements with Weimeng, the shareholders of Weimeng may not voluntarily liquidate Weimeng or approve Weimeng to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate Weimeng, or Weimeng declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if Weimeng or its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with Weimeng may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Weimeng and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that Weimeng adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing Weimeng’s tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting Weimeng to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our results of operations may be adversely affected if Weimeng’s tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, Weimeng and its subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, Weimeng and its subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the holders of such chops at Weimeng failed to employ them in accordance with the terms of the various VIE-related agreements or removed them from the premises, the operation of Weimeng could be significantly and adversely impacted.

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

Although we attempt to monitor the content posted by users on our platform, we are not able to effectively control or restrict content generated or placed on our platform by our users. In particular, with the growing popularity of multimedia content, such as photos, videos and live streaming, and long-form articles on our platform, content monitoring becomes much more complicated and challenging than text-based feeds. In March 2012, we had to disable the Comment feature on our platform for three days to clean up feeds related to certain rumors. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such information on our platform. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations.

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

Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017.  This is the first Chinese law that focuses exclusively on cyber security.  The Cyber Security Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption.  The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “key information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. A prior draft of the Cyber Security Law included reference to any networks with a large number of users, but this language was deleted in the final version of the law.

We do not believe that we are an operator of “key information infrastructure” as defined in the Cyber Security Law. However, there is no assurance that we may not be considered an operator of “key information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the ultimate interpretation and implementation of the Cyber Security Law. The Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We are required to verify the identities of all of our users who post on Weibo, but have not been able to do so, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of the National People’s Congress, which will come into effect on June 1, 2017, we will also be required to verify users’ real identities when they sign up. The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of the registrations in which user identity information was provided were rejected because they do not match the Chinese government database.

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

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including the extent of the government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors, and that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect onthe overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position.

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

Foreign investment in online game operation is prohibited under PRC law. We currently provide our online game services through Weimeng and its subsidiaries. However, certain contracts relating to our online game services were entered into between our PRC subsidiary, Weimeng and the game developers, under which our PRC subsidiary, together with Weimeng, provides certain technical services through our website. Under these agreements, our PRC subsidiary, a foreign-invested enterprise, may be deemed to be providing value-added telecommunication services without the necessary licenses. If so, we may be subject to sanctions, including payment of delinquent taxes and fines, which may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

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

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. SAFE Circular 19 adopts a concept of “discretionary conversion,” which is defined as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under SAFE Circular 19. However, use of any RMB funds converted from its registered capital shall be based on true transactions. In addition, equity investments using converted registered capital are no longer prohibited under SAFE Circular 19.  Nevertheless, foreign-invested enterprise like our PRC subsidiary is still not allowed to extend intercompany loans to Weimeng.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, on June 9, 2016, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to RMB on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products. As SAFE Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementation, it is uncertain how these rules will be interpreted and implemented.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and substantially all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our revenues are primarily derived from dividend payments from our subsidiary in China after it receives payments from Weimeng under various service and other contractual arrangements. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

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

In 2012, China introduced a value added tax, or VAT, to replace the previous 5% business tax. Our PRC subsidiary and Weimeng have been subject to VAT at a base rate of 6% since September 1, 2012. Weibo Interactive, Weimeng’s subsidiary, has been subject to VAT at a base rate of 6% since July 1, 2013. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Comprehensive Implementation of the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax, or the Notice. Pursuant to the Notice, the VAT reform was implemented comprehensively across the country and extended to the construction, real estate, financial and consumer services industries starting from May 1, 2016. The rules related to VAT are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. Our financial condition and results of operations could be materially and adversely affected if the interpretation and enforcement of these tax rules become materially unfavorable to our PRC subsidiary and Weimeng.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We lease office space for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

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

As of December 31, 2016, we had approximately $393.6 million in cash and cash equivalent, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Select Market on April 17, 2014, the trading price of our ADSs has ranged from US$8.78 to US$58.79 per ADS, and the last reported trading price on April 26, 2017 was US$54.99 per ADS.  The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 49.8% of our total issued and outstanding ordinary shares and 74.9% of the voting power of our outstanding shares as of March 31, 2017. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We may be classified as a passive foreign investment company under U.S. federal income tax law, which could result in adverse consequences to U.S. Holders of our ADS or Class A ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs and Class A ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 and do not expect to be a PFIC for our current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Weimeng as being owned by us for U.S. federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Weimeng for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and cash. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of, and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we would generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or Class A ordinary shares if we are or become classified as a PFIC. For more information see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2016 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

In April 2014, our company completed the initial public offering and has been listed on the NASDAQ Global Selected Market since then. Our company was incorporated under the laws of the Cayman Islands and is headquartered in Beijing, China. With offices throughout mainland China and Hong Kong, our principal place of operations is located at QIHAO Plaza, No.8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China. Our telephone number is +86 10 6061-8000.

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

B.                                    Business Overview

Overview

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Since our inception in 2010, Weibo has amassed a large user base. In December 2016, Weibo had 313 million MAUs and 139 million average DAUs, increasing from 236 million MAUs and 106 million average DAUs in December 2015, and 176 million MAUs and 81 million average DAUs in December 2014.

Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed and attach multimedia or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. The simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo serves a wide range of users including ordinary people, celebrities and other public figures, as well as media outlets, businesses, government agencies, charities and other organizations, making it a microcosm of Chinese society. For many people in China, Weibo allows them to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and as a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to amplify their social influence.

In addition to users, Weibo’s ecosystem includes customers and platform partners:

•                  Customers. We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers ranging from large companies to SMEs to individuals, including social display ads, native ads and event-based marketing offerings. Our performance-based native ads allow customers to reach a targeted audience based on the social interest graph, or SIG, of our users. In addition, our customers can benefit from the potentially viral effect of their promoted feeds generated from the public and distributed nature of our platform, commonly known as “earned media.”

•                  Platform Partners. We have attracted a large number of platform partners, including MCNs, media outlets, organizations with media rights and app developers. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties and integrate products and applications with our platform, enriching the experience of our users while increasing our monetization opportunities.

While we distinguish among users, customers and platform partners in classifying our products and analyzing our revenues, the same person or organization may simultaneously be included in two or more of the categories.

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native ads that conform to the information flow on our platform. To support the mobile format, we have developed a social interest graph, or SIG, recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With the high information-density of Chinese characters and users’ ability to personalize content information flow, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Approximately 90% of our MAUs in December 2016 accessed Weibo from mobile devices at least once during the month, and mobile revenues accounted for 67% of our advertising and marketing revenues in 2016.

We began monetization on our platform in 2012, and we have since experienced rapid revenue growth. Our revenues increased from $334.2 million in 2014 to $477.9 million in 2015 and further to $655.8 million in 2016, representing a CAGR of 40.1%. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from value-added revenues, such as VIP membership, data licensing and game service. In 2016, revenues generated from advertising and marketing services accounted for 87% of our revenues. Due to our limited operating history and evolving monetization model, comparisons of our results of operations from period to period may not be meaningful.

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

Self-Expression Products. We offer the following products to enable our users to express themselves on our platform:

•                  Feed. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A feed is usually limited to 140 Chinese characters, but Chinese characters are more information-dense than the letters of the alphabet and can convey more meaning in the same space. Furthermore, feeds on Weibo often include rich, descriptive and vivid content, such as photos, music, short videos, live streaming and long-form articles, while still fitting onto the screens of mobile devices.

•                  Individual Page. Each user has a Page that displays the user’s profile, feeds and album. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is available on the user’s Page. Users with verified authentic identity information will have either a red or orange “V” mark on their profile picture. Users can personalize their Pages by selecting and changing their cover photo and profile picture at any time.

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

•                  Group Chat. Group Chat enables users to organize and participate in conversations based on common interest. For example, fans of a celebrity can establish chat rooms to share the latest gossips and tidbits, and the celebrity himself may choose to “drop in” to increase the livelihood of his fan base. In addition, users who are viewing the same live streaming session can simultaneously participate in a group chat as well.

•                  Story. Users can continuously share photos and short videos, viewable by fans for up to 24 hours in a slideshow format. Fans may leave comments in stories for others to view.

Discovery Products. We offer the following products to help users discover content on our platform:

•                  Information Feed. Weibo’s relationship-based information feed (follow model) resides on the user’s home page. Each user’s relationship-based information feed displays a regularly updated flow of feeds posted by that user and other users who he or she has opted to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize whom to follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. To improve user experience, the relationship-based information feed has evolved from a chronological timeline to one with multiple dimensions, including content relevancy, content quality, user interest, user engagement, user relationships and timeliness of information. Users can also customize their information feed by classifying followed accounts into different groups, e.g. friends, co-workers, e-commerce, finance, celebrities and live streaming, and view feeds from each group separately.  Weibo also offers many other types of information feed. For example, video information feed, which appears after a user finishes watching a short video and a timeline of related videos are recommended; profile information feed, which can be found on a user’s individual page and shows all of the feeds shared by the user; and interest-based information feeds, which are timelines of feeds recommended by Weibo based on different interest-based themes. Hot Weibo timelines is an example of interested-based information feed that can be found in the discovery zone.

•                  Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, pictures, etc. based on keyword (hashtagged), topic or recent popular trending.

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

•                  Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion.

•                  Discovery Zone. The discovery zone shows a host of content and services based on topical interest, such as local information feeds based on the user’s current location, including game services, movie ticket purchases, online music streaming, online trading of stocks, influencers’ e-commerce top picks and live streaming, as well as interest-based information feeds, including movies, music, the NBA, auto and food. The discovery zone also displays the latest trending hot topics and hot Weibo feeds.

Notifications. Users can choose to be notified of Weibo account activities through SMS or push notification on their device.

Games Services. We offer third-party online games, including role playing games, card games, strategy games and real life simulation games. Most games on Weibo are offered for free and certain games allow users to purchase virtual items. Weibo receives part of the revenues from such purchases through arrangements with the game developers.

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

Weibo Apps. We have developed a suite of mobile apps to further enrich the service offerings of Weibo. For example, Weibo Headlines aggregates news and information from Weibo and other online sources based on an article’s popularity and enables users to comment, like and share to their followers on Weibo. Another example is Weibo Weather (Tianqitong), a leading weather app in China that features weather condition, particle matter index (PMI) and other information, such as scenic photos from cities that users select to follow.

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

Social Display Ads. Social display ads appear on a user’s home information feeds and other information feeds. When users click on a social ad, they may be redirected to the advertiser’s Weibo Page for further engagement.

Promoted Marketing. Our promoted marketing offerings include the following:

•                  Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the ad to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media to our customers. We offer promoted feeds tailored to different customer segments such as:

•                  FST is a customizable and self-service marketing solution under a bidding system. Customers are able to target users based on gender, age, geographic location, interests and device type. They can also target users by their social interaction on our platform. For example, they may target all of the followers of a given user. Customers can place FST ads either through our authorized distributors, who have expertise in social marketing, or directly by themselves using our self-service advertising system;

•                  Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers;

•                  Weibo Express is a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users; and

•                  Weibo Select is a highly customizable version of promoted feeds. We work directly with the customer or the customer’s ad agency to define the parameters of the targeted marketing. For example, in addition to targeting users based on demographics and social relationships, customers can target users who have engaged with feeds using a specific keyword during a specified time period.

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

Products for Platform Partners

We seek to provide our platform partners with tools and APIs that they can use to share their content to our platform, distribute Weibo content across their properties and enhance their websites and applications with Weibo content, and to build social apps on Weibo or integrate their products with Weibo. Our platform partners include traditional and online media outlets, developers of games and other applications, MCNs and organizations with media rights. Products offered for our platform partners include:

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

•                  App Application Programming Interfaces. We provide our platform partners a set of application programming interfaces that they can use to develop apps for our platform. Currently, the most popular category of these apps is games.

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

Weibo Wallet. Weibo wallet enables our users to conduct interest generation activities on Weibo, such as handing out “red envelops” and coupons to other users to build a bigger and more active fan base, and drive purchase conversion. Weibo wallet also enables users to purchase different types of products and services on Weibo, including those offered by us, such as marketing services and VIP membership, and those offered by our platform partners, such as e-commerce merchandises, financial products and virtual gifts.

Competition

Major Chinese internet companies, including Tencent, Baidu and Netease, as well as new players in China, who provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content.

In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Yixin, Laiwang, Douban, Baidu Post and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix New Media and Bytedance; and (iii) multi-media (photo, short video, live streaming, etc.) apps, such as Momo, Kuaishou, Inke, YY, Youku Toudou, iQiyi, Tencent Video, Nice, Paipai and Meipai.

We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo360. We may also face increasing competition from global social media, social networking services and messengers, such as Snapchat, Instagram, Facebook, Youtube, WhatsApp, Twitter, Line, Kakao Talk and Snow.  Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.”

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against online and mobile businesses that offer such services, including Tencent, Baidu, Youku Tudou, Bytedance, Momo, Sohu, NetEase and Phoenix New Media. We also compete with internet companies that offer online-to-offline (O2O), purchase solutions and other performance-based advertising services and digital media tailored to industries including fast moving consumer goods, IT, automobile, entertainment and travel, such as Autohome, Bitauto, Meituan/Dianping, Ctrip and Focus Media. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing spending.

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

Sales and Marketing

We maintain our own sales operations team. We transact business with key account customers primarily through third-party advertising agencies and with SMEs primarily through our own distribution network.

Due to the expertise required to carry out an effective online marketing campaign, key accounts usually hire advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of services, including designing ad campaigns based on an analysis of the customer’s needs, crafting ads in various formats and providing analytical tracking.

Our distribution network for SME customers includes local distributors throughout China. Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up their accounts with us, and engaging in other marketing and educational services aimed at acquiring customers. We have relied on distributors for several reasons. Our SME customer base in China is geographically diverse and fragmented, located in different regions in China. Moreover, SMEs are generally less experienced with online advertising and marketing as compared to large companies and, therefore, benefit from the support provided by distributors. Distributors serve as an efficient channel for us to reach SME customers throughout China and collect payments from them. We require distributors to staff dedicated customer service representatives for our SME customers. We provide periodic training programs to our distributors to maintain the service quality of our distributors and strengthen our relationships with them. In addition, we also offer marketing services through our self-service platform on Weibo.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 21 patent and applied for an additional 160 patents with the PRC State Intellectual Property Office. We have registered 84 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “,” “” and “” trademarks.

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

The Cyber Security Law, issued by the Standing Committee of the National People’s Congress on November 7, 2016, requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cybersecurity Law will come into effect on June 1, 2017.

In order to comply with these rules, we have added additional clauses into the agreements between the users of our microblog service and us requesting our microblog users to register using their real names.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. Since 2005, the State Administration for Industry and Commerce has exempted most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) that engage in advertising buisness from the requirement of holding an operating license for advertising in addition to a relevant business license. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. For serious violations, the State Administration for Industry and Commerce or its local branches may order the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

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

On July 8, 2016, the State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising, or the Interim Measures, which became effective on September 1, 2016. The Interim Measures clarify that “Internet Advertisements” means commercial advertisements that promote commodities or services directly or indirectly via Internet media such as websites, webpages and Internet application programs in the form of texts, pictures, audio, video or other forms. The Interim Measures also impose a number of new requirements on Internet advertisers.  For example, the Interim Measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, consistent with the Advertising Law, the Interim Measures require that advertisements published on Internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “Close” button to ensure “one click to close.” The measures also prohibit unfair competition in internet advertisement publishing, including (i) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; and (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization. Violation of these regulations may result in fine of up to RMB30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers or advertising agencies must comply with the relevant laws and regulations.

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations, promulgated by the State Council in 2000, and were subsequently revised in 2014 and 2016 respectively, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services is a subcategory of value-added telecommunications services. On December 25 2015, the MIIT published the Classification Catalogue of Telecommunications Services (the 2015 Catalogue), which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003 respectively. Under the 2015 Catalogue, the “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

The State Council issued the Administrative Measures on Internet Information Services concurrently with the Telecommunications Regulations in 2000 to regulate internet content provision services, which was subsequently amended on January 9, 2011. According to these measures, commercial internet content provision service operators must obtain an Internet Content Provision License from the relevant government authorities before engaging in any commercial internet content provision operations within the PRC. These measures further stipulate that entities providing internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the approval of the national government authorities responsible for such areas prior to applying for an operating license from the relevant government authorities.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council in 2001 and amended in 2008 and 2016, respectively, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local branches. Due to the limitation of foreign investment in value-added telecommunications services companies that provide internet information services, we would be prohibited from acquiring any equity interest in Weimeng. In addition, we believe that our contractual arrangements with Weimeng and its individual shareholders provide us with sufficient and effective control over Weimeng. Accordingly, we currently do not plan to acquire any equity interest in Weimeng.

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

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, promulgated by the Ministry of Public Security in 1997 and amended in 2011, prohibit the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

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

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017.  This is the first Chinese law that focuses exclusively on cyber security.  The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption.  The Cyber security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “key information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. A prior draft of the Cyber Security Law included reference to any networks with a large number of users, but this language was deleted in the final version of the law.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017. The Cyber security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber security Law imposes breach notification requirements that will apply to breaches involving personal information.

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

Internet Publication

The Rules for the Administration of Electronic Publications, which were issued by the General Administration of Press and Publication in 2008 and further amended in 2015, regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under these rules and other regulations issued by the General Administration of Press and Publication, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the State Administration for Press, Publication, Radio, Film and Television, which was formed when the General Administration of Press and Publication was combined with the State Administration for Radio, Film and Television in March 2013.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

On December 20, 2007, the State Administration for Radio, Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was later amended in 2015. Circular 56 reiterates the requirement set forth in the earlier rules that online audio/video service providers must obtain an internet audio/video program transmission license from the State Administration for Radio, Film and Television. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the website of State Administration for Radio, Film and Television on February 3, 2008, officials from the State Administration for Radio, Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000 , seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

On December 16, 2016, the State Administration of Press, Publication, Radio, Film and Television of the PRC (SAPPRFT) issued the Rules for the Administration of Video and Audio Programs on Weibo, WeChat and other Social Media Platforms, or Circular 196. Circular 196 requires that any organizations that provide online streaming through social media platforms such as Weibo or WeChat should obtain an internet audio/video program transmission license. For organizations and individuals that do not hold license, the hosting social networking platform shall be responsible for supervising the content of the posted programs, and the scope of the programs must not exceed the scope stated on the platform’s audio/video program transmission license. Similarly, film and TV dramas broadcasted through social media are required to obtain a license for public airing, and social media platforms are not allowed to repost user-generated video or audio programs featuring political news.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and amended in 2015. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Weimeng holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, which is valid until February 2019.

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

Regulations on Internet News Dissemination

The Administrative Regulations for Internet News Information Services were jointly promulgated by the State Council Information Office and the MIIT in 2005. These regulations stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in the these regulations but may not publish news items produced by themselves or other news sources. These regulations also require the general websites of non-news organizations to obtain permit and approval from the State Council Information Office at both the provincial and national level before they commence providing news dissemination services.  On January 11, 2016, a revised draft of the Administrative Regulations for Internet News Information Services was published by the State Internet Information Office, or the SIIO, to solicit public comments.

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

We have registered 21 patents and applied for 160 patents with the State Intellectual Property Office as of March 31, 2017.

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

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the losses of copyright owners. The Copyright Law further provides that the infringer must compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the illegal income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 84 software copyrights as of March 31, 2017.

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

In utilizing the proceeds we received from our offerings or debt financings, as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals, For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

C.                                    Organizational Structure

Weibo is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries and Weimeng. The following diagram illustrates our corporate structure, including our major subsidiaries and consolidated VIE and VIE’s subsidiary, as of the date of this annual report:

Equity interest.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement.

(1)

The shareholders of Weimeng are four non-executive PRC employees of our company or SINA, Y. Liu, W. Wang, W. Zheng and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The nominee shareholders of Weimeng have immaterial stake in our company.

Contractual Arrangements with Weimeng and Its Shareholders.

The capital investments in Weimeng were funded through Weibo Technology and recorded as interest-free loans to the shareholders of Weimeng. As of December 31, 2016, the total amount of interest-free loans to the shareholders of Weimeng was RMB55 million ($7.9 million). Under various contractual agreements, the shareholders of Weimeng are required to transfer their ownership in Weimeng to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of Weimeng are assigned to Weibo Technology. Weibo Technology has the power to appoint all directors and senior management personnel of Weimeng. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with Weimeng, under which Weibo Technology provides technical services and other services to Weimeng in exchange for substantially all of its economic benefits. In addition, the shareholders of Weimeng have pledged their shares in Weimeng as collateral for repayment of loans and payment of fees on technical and other services due to us.

The following is a summary of the VIE agreements with Weimeng:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Weimeng with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In our consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

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

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology. In the years ended December 31, 2014, 2015 and 2016, the total amount of service fees that Weibo Technology received from Weimeng under these service agreements and trademark license agreement was $187.8 million, $232.4 million and $335.6 million, respectively, which were based on the actual cost incurred from providing the services and the cash position and operations of Weimeng.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that our arrangements with Weimeng are not in conflict with current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization and operations in China to comply with the changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that our transfer pricing structure was not done on an arm’s-length basis and therefore constitutes favorable transfer pricing, they could request Weimeng to adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of Weibo Technology but could adversely affect us by increasing Weimeng’s tax expenses, which could subject Weimeng to late payment fees and other penalties for tax underpayment and/or could result in the loss of tax benefits available to Weibo Technology in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

D.                                    Property, Plant and Equipment

Our headquarters and our principal product development facilities are located in Beijing. As of December 31,2016, we have leased approximately 26,000 square meters of office space in multiple cities, including Beijing, Tianjin, Shanghai, Hangzhou, Xi’an and Chengdu. These leases vary in duration from one to five and a half years. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space with us for our employees to use.

The servers that support our products and services are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, as well as servers located at various internet data centers in Taipei, Taiwan, Santa Clara, California and Hong Kong. We share the use of domestic servers with SINA under a transitional services agreement. Maintenance and repair are the responsibility of SINA employees for the time being, and these services are also governed by the transitional services agreement. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA—Transitional Services Agreement.”

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

A.                                    Operating Results

Overview

As a leading social media for people to create, share and discover Chinese-language content, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in August 2009, we have achieved significant scale. In December 2016, we had 313 million MAUs and 139 million average DAUs, increasing from 236 million MAUs and 106 million average DAUs in December 2015, and 176 million MAUs and 81 million average DAUs in December 2014. Approximately 90% of our MAUs in December 2016 accessed Weibo through mobile devices at least once during the month.

Weibo offers a wide range of advertising and marketing solutions to our customers, ranging from key accounts, which are mostly large brand advertisers, to small medium-sized enterprises, or SMEs, enabling them to promote their brands, products and services to our users. Advertising and marketing services contribute to the majority of our revenues, including the sale of social display ads and promoted feeds. We have developed and are continuously refining our social interest graph, or SIG, recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

The value we create for our users and customers is enhanced by our platform partners, which include media outlets and other organization with media rights, MCNs, which are talent agencies for influencers, and app developers. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties, and develop products and applications on our platform, enriching the experience of our users while increasing Weibo’s monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, such as game developers.

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through VIP membership, data licensing, game services and other value-added services. We place great emphasis on product innovation and our steady stream of new ad product introductions has led to rapid revenue growth. We have since experienced rapid revenue growth. Our revenues reached $334.2 million, $477.9 million and $655.8 million in 2014, 2015 and 2016, respectively. We incurred a net loss of $65.3 million in 2014, a net income of $34.7 million in 2015, and a net income of $108.0 million in 2016.

Major Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Popularity of Social Media. We have benefited from the growth in popularity of social media in China. However, social media is relatively new, especially in China, and our results of operations will be affected by the extent to which social media continues to grow in popularity and becomes further integrated into people’s everyday lives.

User Growth. Our revenues are ultimately affected by the scale of our user base, and the strategies we pursue to achieve user growth may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception in 2009. In general, the proportion of internet users in the more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. The term “tier 1 cities” comprises the four cities of Beijing, Shanghai, Guangzhou and Shenzhen, while “tier 2 cities” is commonly understood to include up to two dozen other large cities, mostly in the more developed coastal regions of China. Residents of tier 1 cities are early adopters of new technology and are influential in setting market trends. This is also true for residents of tier 2 cities, compared to residents of lower-tier cities and the rest of the country. Our ability to grow our active user base will depend in part on the success of our strategies to attract additional users from lower-tier cities and towns in China while maintaining or growing our user base in tier 1 and tier 2 cities.

Our top priority currently is to grow user scale and user engagement especially on mobile and video, and we may not see these efforts translate into revenues and profits in the short term. Our monetization model is relatively new and evolving. Therefore, we are unable to gauge the period-to-period growth of our revenues based on any particular user traffic metric. Furthermore, our ability to monetize our user traffic depends to a large degree on how well the demographic profile and social interests of our users fit the audience profile that our advertising and marketing customers hope to reach at any given time. Our user growth rate may decrease as the size of our user base increases to an even larger scale and as we become more penetrated in China. Due to the media nature of our platform, the growth of our users may not be linear.

User Engagement. Changes in user engagement could affect our results of operations, especially since we began adding monetization features to our social platform. We need to motivate our users to engage actively on our platform to secure an abundant supply of user generated content, to entice content creators to share even more content, and to ensure that we have a broad audience for our advertising and marketing services. Video, particularly in the form of short video and streaming on mobile, is becoming increasingly popular in China and has become an important way for our users to engage and interact on Weibo. Our ability to provide an easy-to-use infrastructure for our users to create and share video as well as consume video, especially in a cost-effective manner, will largely impact our user experience.

We plan to continue to enhance Weibo’s user experience and engagement by improving our product features, offering new products, expanding our content offerings through collaboration with platform partners, developing and integrating with applications and continuing to refine Weibo’s SIG recommendation engine to improve content relevancy and ad targeting capabilities.

Competition. We face significant competition both for the time and attention of Chinese internet users and for the advertising and marketing spending of companies that market to Chinese consumers. Social media is relatively new as a means of advertising and we compete for advertising and marketing budgets with a wide variety of traditional and new media, including other social platforms and internet companies. We must compete effectively for users and for advertising and marketing customers in order to grow our platform and increase our revenues. We intend to continue to invest in product development, technology infrastructure, content aggregation and sales and marketing capabilities to address the competition we face.

Monetization. We have a short history of monetizing our platform and we are still exploring the most effective ways of monetization without adversely affecting user experience. Furthermore, social media is still in the early stages of gaining acceptance as an effective means for advertising and marketing in China. We monitor user engagement and adjust our pricing strategies to optimize the value of our platform for our users and our advertising and marketing customers. We plan to increase the monetization of our platform by growing our user base, managing ad inventory more effectively, improving the targeting capabilities of our advertising and marketing offerings, developing new ad products, formats and capabilities, increasing mobile monetization and expanding our platform partners network. We also plan to further diversify our monetization through growing other services.

We started monetization in 2012 by selling PC-based social display ads, and we have been exploring various ways of monetization since then. For example, in 2013, we introduced promoted feeds to SMEs, which are ads appearing in the information feed, and in 2014, we launched self-service ad, which allows customers to purchase our marketing services directly on Weibo. In 2015, Weibo Showcase ad went live, which allows a user to view an e-commerce merchandise from participating e-commerce sites, such as Taobao and Jumei, on Weibo, add the merchandise to one’s shopping cart and seamlessly navigate to the buy page of the participating e-commerce sites. In 2016, we upgraded our ad system to allow SMEs to purchase brand ads and key accounts to purchase promoted feeds, as well as introduced video ads.

In 2016, we witnessed strong mobile traffic growth and approximately 67% of our advertising and marketing revenues came from mobile. In December 2016, approximately 90% of our MAU accessed Weibo through a mobile device at least once during the month. We expect the proportion of mobile traffic to either maintain at current level or further rise, and we endeavor to monetize this increasing traffic. Our ability to further grow our mobile traffic and adopt mobile-tailored advertising and marketing solutions will have great impact on our future revenues and operating results. With the consumption of video content becoming increasingly popular in China, we expect video-format ads to become a major driver of our revenue growth, which will be predicated on both our users and customers accepting video ads, particularly on mobile devices.

Products and Services Innovation. Social media is an innovative and fast-changing field, and we must develop innovative products and services that meet the disparate needs of users, advertising and marketing customers and platform partners and roll them out on a timely basis while controlling our product development expenses. We plan to continue to make significant investments in product development and refining the capabilities of Weibo’s SIG recommendation engine, and we may invest in or acquire businesses or assets to enhance our products, services and technical capabilities.

Investment in Technology Infrastructure. Our technology infrastructure is critical to providing users, customers and platform partners access to our platform, particularly during major events when activities on our platform increase substantially. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to ensure that technical difficulties do not detract from user experience or deter new users, customers or platform partners from accessing our platform. As 4G and Wi-Fi become more widely available in China, we expect our users to share and consume more content in rich media format, such as photo, video and audio, which will require more infrastructure capacity, and costs to support, than text feeds. To increase our capabilities to meet technology infrastructure demands, especially those arising from major media events and increasing video usage, we work with third-party service providers to procure bandwidth and other infrastructure services. Our ability to derive greater cost efficiency from infrastructure demands will depend on factors including our ability to negotiate a lower unit price with third-party vendors over time and the mix of services provided by third-party vendors and SINA, our controlling shareholder.

Content Ecosystem. Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users. Content creators, especially influencers, contribute content to Weibo to grow their fan base and increase awareness of their brands. We provide content creators with the opportunity to monetize their social assets on Weibo through advertising, e-commerce, subscription, tipping and other means. If content creators do not see significant value from their social marketing activities on Weibo and find monetization on Weibo inadequate, we may have to subsidize them through direct content cost payout, which may have an adverse and material impact on our business, financial condition and operating results. Alternatively, content creators may choose to contribute less or no content to Weibo, which may cause our user base and user engagement to decline and our customers to view our products and services as less attractive for advertising and marketing purposes. If that were to occur, our customers would reduce their spending on our platform.

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

Cayman Islands

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Inflation

In the past three years, inflation in China did not materially impact our results of operations. According to the National Bureau of Statistics of China, the the consumer price index for December 2014, 2015 and 2016 increased 2.0%, 1.4% and 2.0%, respectively, year over year. Although we have not been materially affected by inflation in the past, we may be affected by inflation in the future if inflation rate in China increases.

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

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Basis of Presentation and Consolidation

Weibo was founded by SINA, our parent company, in August 2009. Prior to the establishment of Weibo Corporation, the operation of Weibo business was carried out by various subsidiaries and variable interest entities of SINA. After the establishment of Weibo Corporation, Weibo HK, Weibo Technology and Weimeng, we gradually completed our reorganization before our initial public offering.

Since we and SINA are under common control, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to the Weibo business for all periods presented. The assets and liabilities have been stated at historical carrying amounts. In addition, our consolidated financial statements have been prepared as if the current corporate structure, including the transfer of Weibo Funds in June 2015, had been in existence throughout the periods presented.

Only those assets and liabilities that were specifically identifiable to the Weibo business were included in our consolidated balance sheets. For receivables related to us for which SINA first collects the payments from customers, such amount was recorded as amount due from SINA. For liabilities related to us for which SINA advanced the funding, such amount was included in amount due to SINA. Amount due from/to SINA was presented as a net amount in our consolidated balance sheets. Our consolidated statements of comprehensive income (loss) consisted of all costs and expenses related to us, including costs and expenses related to us that were allocated from SINA. Allocations from SINA, including amounts allocated to cost of revenues, sales and marketing expenses, product development expenses and general and administrative expenses, were based on a methodology that took into consideration our proportion of the revenues, infrastructure usage and labor usage, among other things, that the management believes to be reasonable. Income tax liability was calculated as if we had filed separate tax returns for all the periods presented.

To comply with PRC laws and regulations, we provide substantially all of our services in China via Weimeng and its subsidiaries since our reorganization. Weimeng holds critical operating licenses that enable us to do business in China. Most of our revenues, costs and net income (loss) in China are directly or indirectly generated through Weimeng and its subsidiaries. We have signed various agreements with Weimeng to allow the transfer of economic benefits from Weimeng to us. As a result of these contractual arrangements, we are considered the primary beneficiary of Weimeng and its subsidiaries, and consolidate their results of operations, assets and liabilities in our financial statements.

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

Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded as accounts payable. The relevant amounts in prior periods have been reclassified to accounts payable from accrued and other liabilities accordingly. Such reclassification amounted to $37.9 million as of December 31, 2015.

Use of Estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements. These estimates form the basis for judgments we make about the carrying values of assets and liabilities, which are not readily available from other sources. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, and the estimated useful lives of assets. We base the estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

Other Revenues. We generate other service revenues principally from value-added services, including game-related services, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

A majority of game-related revenues are generated generally from the purchase of virtual items by game players through our platform. We collect payments from the game players in connection with the sale of virtual currency, which will later be converted by the game players into in-game credits (game tokens) that can be used to purchase virtual items in online games. We remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

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

We recognize the estimated compensation cost of restricted share units based on the fair value of the corresponding ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. We also recognize the compensation cost of performance-based restricted share units, net of forfeitures, according to the probability of performance goal achievement at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and record stock-based compensation expense only for those awards that are expected to vest.

Taxation

Income Tax. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our consolidated statements of comprehensive income (loss). Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

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

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that will not be collected. We determine the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. We also provide specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which could materially impact our financial position and results of operations.

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

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, accounts payable, amount due from/to SINA, accrued and other liabilities approximates fair value because of their short-term nature.

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

We monitor our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business, including current earnings trends, undiscounted cash flows, and other company-specific information, such as recent financing rounds. Determination of the fair value, particularly for investments in privately-held companies whose revenue model is unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss).

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

Long-Lived Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIE. We assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  U.S. GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, i.e., by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of us, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is to be performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. We adopted the option to apply the qualitative approach to assess goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. We plan to adopt the new revenue guidance beginning in the first quarter of fiscal year 2018 and are currently evaluating the impact this new guidance will have on our consolidated financial statements.

In January 2016, the FASB issued updated guidance on financial instruments, ASU No. 2016-01, which intends to improve the recognition and measurement of financial instruments. This guidance will be effective beginning the first quarter of fiscal year 2018. We are currently evaluating the impact this new guidance will have on our consolidated financial statements.

In February 2016, the FASB issued a new standard on leases, ASU No. 2016-02, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the lease liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This standard will be effective beginning the first quarter of fiscal year 2019. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

In March 2016, the FASB issued a new standard on stock compensation, ASU No. 2016-09, which simplifies several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard will be effective for us beginning the first quarter of fiscal year 2017. We do not expect the standard to have material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, which clarifies and includes specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We will adopt the amendments in the fiscal year of 2018 and do not expect the standard to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted. The amendments should be applied prospectively on or after the effective date. No disclosures are required at transition. We are currently evaluating the impact this new guidance will have on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied on a prospective basis. We are currently evaluating the impact this new guidance will have on our consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, which clarifies the scope of guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted along with the early adoption of the new revenue standard (ASC 606). The amendments should be applied on a full or modified retrospective basis. We currently anticipate adopting the new standard effective January 1, 2018, and are currently evaluating the impact this new standard will have on our consolidated financial statements.

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

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$129,644	$207,657	$428,275
Alibaba	107,587	143,650	57,908
SINA and other related parties	27,551	51,108	84,799
Subtotal	264,782	402,415	570,982
Other revenues	69,390	75,476	84,818
Total revenues	334,172	477,891	655,800
Costs and expenses:
Cost of revenues(1)	83,599	141,960	171,231
Sales and marketing(1)	120,361	126,059	148,283
Product development(1)	125,832	143,444	154,088
General and administrative(1)	26,483	28,925	41,218
Total costs and expenses	356,275	440,388	514,820
Income (loss) from operations	(22,103)	37,503	140,980
Loss from equity method investments	(5)	(6)	(130)
Realized gain from investments	481	944	534
Investment related impairment	(2,521)	(8,005)	(40,161)
Interest and other income, net(2)	6,780	6,344	8,757
Change in fair value of investor option liability	(46,972)	—	—
Income (loss) before income tax expenses	(64,340)	36,780	109,980
Provision of income taxes	1,128	2,591	4,316
Net income (loss)	(65,468)	34,189	105,664
Less: Net loss attributable to non-controlling interests	(143)	(556)	(2,363)
Net income (loss) attributable to Weibo	$(65,325)	$34,745	$108,027
Shares used in computing net income (loss) per share attributable to Weibo:
Basic	186,878	208,163	214,745
Diluted	186,878	217,918	222,859
Income (loss) per ordinary share:
Basic	$(0.35)	$0.17	$0.50
Diluted	$(0.35)	$0.16	$0.48
Income (loss) per ADS(3):
Basic	$(0.35)	$0.17	$0.50
Diluted	$(0.35)	$0.16	$0.48

Notes:

(1)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016
	(in $ thousands)
Cost of revenues	755	1,196	2,616
Sales and marketing	1,583	3,209	5,357
Product development	4,392	10,210	15,076
General and administrative	7,049	11,784	13,853
Total	13,779	26,399	36,902

(2)         Included interest expenses on amount due to SINA of $2.8 million, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively.

(3)         Each ADS represents one Class A ordinary share.

Revenues

We generate revenues primarily from advertising and marketing services, including social display ads, and promoted marketing. We also generate revenues from value-added services, including game-related services, VIP membership and data licensing.

2016 Compared to 2015

Our revenues increased by 37% from $477.9 million in 2015 to $655.8 million in 2016.

•                  Advertising and marketing revenues.  Advertising and marketing revenues increased by 42% from $402.4 million in 2015 to $571.0 million in 2016. Revenue from key accounts grew by 98% from $103.5 million in 2015 to $205.2 million in 2016, largely attributed to the increase in Weibo’s brand influence, the expansion of advertising inventory, new and upgraded ad products, the increase in user growth and user engagement, as well as the coverage of the Rio 2016 Olympics. Revenue from SMEs grew by 98% from $155.2 million in 2015 to $307.9 million in 2016, primarily attributed to the increase in the number of SME customers, up 63% year over year to 2.5 million in 2016, the expansion of advertising inventory, new and upgraded ad products and increase in user growth and user engagement. Revenue generated from Alibaba was $57.9 million, or 9% of our total revenues, compared to $143.7 million in 2015, resulting from the expiration of the strategic collaboration agreement with Alibaba in January 2016. In 2016, mobile advertising revenue accounted for approximately 67% of our total advertising and marketing revenues, compared to 63% in 2015 due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs in December 2016 increased by 43% year over year to 282 million. We expect our mobile advertising revenues to continue to increase in absolute amount and as a percentage of our total advertising and marketing revenues in 2017.

•                  Other revenues. Other revenues increased by 12% from $75.5 million in 2015 to $84.8 million in 2016. The increase was primarily attributed to the revenue growth of our VIP membership, which increased by 90% year over year from $17.6 million in 2015 to $33.3 million in 2016. Revenues from game-related services decreased by 30% from $44.3 million in 2015 to $30.9 million in 2016. The decline in game service revenue was mainly attributed to the unsatisfactory performance of licensed games, particularly on PC terminals.

2015 Compared to 2014

Our revenues increased by 43% from $334.2 million in 2014 to $477.9 million in 2015.

•                  Advertising and marketing revenues.  Advertising and marketing revenues increased by 52% from $264.8 million in 2014 to $402.4 million in 2015. Revenues from key accounts grew by 8% from $95.7 million in 2014 to $103.5 million in 2015, mostly attributed to Weibo + TV and Big Day ad campaigns, as well as the increase in user growth and user engagement. Ad revenue from Alibaba in 2015 was $143.7 million, up 34% year over year, and accounted for 30% of our total revenues. Revenues from SMEs grew by 153% from $61.5 million in 2014 to $155.2 million in 2015, mainly attributed to the growth in the number of SME customers, which increased by 211% to 1.5 million in 2015, as well as the launch of self-service marketing service system in the fourth quarter of 2014. The growth of our advertising and marketing revenues was also attributed to the shift in demand from PC ads to mobile ads. In 2015, mobile ad revenue accounted for approximately 63% of our total advertising and marketing revenue, compared to approximately 44% in 2014. Mobile MAUs increased by 39% from 141 million in December 2014 to 196 million in December 2015.

•                  Other revenues. Other revenues increased by 9% from $69.4 million in 2014 to $75.5 million in 2015, despite a 60% year-over-year decline in revenue from data licensing. The increase in other revenues was mainly attributable to an increase in revenues from game-related services and VIP membership. Revenue from game-related services increased by 33% from $33.3 million in 2014 to $44.3 million in 2015, resulting from an increase in average monthly revenue per paying account. Revenues from VIP membership increased by 36% from $13.0 million in 2014 to $17.6 million in 2015, representing 23% of our total other revenues in 2015.

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development and general and administrative expenses, including costs and expenses allocated from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation and bad debt allowance.

2016 Compared to 2015

Our costs and expenses increased by 17% from $440.4 million in 2015 to $514.8 million in 2016.

•                  Cost of Revenues. Cost of revenues increased by 21% from $142.0 million in 2015 to $171.2 million in 2016. The increase was primarily due to an increase of $16.2 million in turnover taxes associated with higher revenues, an increase of $7.5 million in infrastructure-related costs resulting from traffic growth as well as greater consumption of video content, and an increase of $2.5 million in content licensing fees primarily related to game services. We expect our cost of revenues to increase in absolute amount in the foreseeable future.

•                  Sales and Marketing. Our sales and marketing expenses increased by 18% from $126.1 million in 2015 to $148.3 million in 2016. The increase resulted from an increase of $11.2 million in personnel-related expenses, primarily due to higher commissions arising from higher revenue achievements, an increase of $11.0 million in marketing and promotional expenses, and an increase of $2.1 million in stock-based compensation, partially offset by a decrease of $2.4 million in outside services. We expect our sales and marketing expenses to increase in absolute amount in the foreseeable future.

•                  Product Development. Our product development expenses increased by 7% from $143.4 million in 2015 to $154.1 million in 2016. The increase was primarily due to an increase of $6.3 million in personnel-related expenses arising from a larger development team as well as higher salaries, an increase of $4.9 million in stock-based compensation, and an increase of $2.8 million in outside services, partially offset by a decrease of $3.1 million in infrastructure cost and a decrease of $1.5 million in rental expenditure. We expect our product development expenses to increase in absolute amount in the foreseeable future.

•                  General and Administrative. Our general and administrative expenses increased by 42% from $28.9 million in 2015 to $41.2 million in 2016, primarily due to an increase of $8.0 million in bad debt expense, arising from higher revenues as well as customer-specific reserves, and an increase of $2.1 million in stock-based compensation. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future.

2015 Compared to 2014

Our costs and expenses increased by 24% from $356.3 million in 2014 to $440.4 million in 2015.

•                  Cost of Revenues. Cost of revenues increased by 70% from $83.6 million in 2014 to $142.0 million in 2015. This increase was attributed to an increase of $20.4 million in cost associated with revenue share resulting from higher revenues, an increase of $16.9 million in infrastructure-related costs resulting from traffic growth, an increase of $12.0 million in turnover taxes resulting from higher revenues, and an increase of $7.4 million in labor costs. We expect our cost of revenues in absolute amount to increase in the foreseeable future.

•                  Sales and Marketing. Our sales and marketing expenses increased by 5% from $120.4 million in 2014 to $126.1 million in 2015. The increase was primarily due to an increase of $10.2 million in marketing and promotional expenses, an increase of $3.5 million in outside services fees and an increase of $1.6 million in stock-based compensation, partially offset by a decrease of $6.6 million in personnel-related expenses arising from lower personnel-related costs allocated from SINA. We expect our sales and marketing expenses in absolute amount to increase in the foreseeable future.

•                  Product Development. Our product development expenses increased by 14% from $125.8 million in 2014 to $143.4 million in 2015. The increase was primarily due to an increase of $11.4 million in personnel-related expenses as we expanded our development team to support new product development, product enhancement and SIG recommendation engine improvement efforts, and an increase of $5.8 million in stock-based compensation, partially offset by a decrease of $1.4 million in outside services fees. We expect our product development expenses in absolute amount to increase in the foreseeable future.

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

Investment Related Impairment

We perform impairment assessments of our investments and determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. We recorded $2.5 million, $8.0 million and $40.2 million in impairment charges in 2014, 2015 and 2016, respectively, as the investments were not performing to expectation or they became incapable of making repayment. The investment impairment in 2016 included a $19.0 million write-off on an online-to-offline business and a $10.5 million write-off on an employment-oriented social company.

Interest and Other Income, Net

2016 Compared to 2015

We had a net interest and other income of $8.8 million in 2016, compared to $6.3 million in 2015. The increase was mainly due to an increase of $2.0 million in interest income arising from a higher balance of cash, cash equivalents and short-term investments.

2015 Compared to 2014

We had a net interest and other income of $6.3 million in 2015, compared to $6.8 million in 2014. The decrease was resulted from a decrease of $3.3 million in interest income and currency exchange gain, partially offset by a decrease of $2.8 million in interest expense. The decrease in interest income was due to a lower balance of cash, cash equivalents and short-term investments subsequent to our investments in 2015, and the decline in interest expense was due to our settlement of the amount due to SINA in 2014 and having no interest-bearing loans thereafter.

Change in Fair Value of Investor Option Liability

We recorded a non-cash loss of $47.0 million in the change in fair value of investor option liability in 2014, primarily due to an increase in the fair value of the investor option liability from the beginning of the year to the initial public offering date on April 17, 2014. The increase in fair value of the investor option liability resulted from an increase in fair value of our ordinary shares, arising from factors including our partnership with Alipay to offer a payment solution to our users and the full exercise of Ali WB’s option in April 2014.

Consequently, we did not record any change in fair value of investor option liability in 2015 or 2016.

Provision of Income Taxes

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	For the Year Ended December 31,
	2014	2015	2016
	(in $ thousands, except percentage)
Deferred tax expenses (benefits)	866	(977)	(4,630)
Current income tax expenses	262	3,568	8,946
Income tax expenses applicable to China operations	1,128	2,591	4,316
Income (loss) from China operation	(10,267)	64,796	170,173
Effective tax rate for China operations	(11.0)%	4.0%	2.5%

We recorded income taxes of $1.1 million, $2.6 million, and $4.3 million in 2014, 2015, and 2016, respectively. The increase in income taxes was in line with our revenue growth. The provision for income taxes in 2014, 2015 and 2016 differs from the amounts computed by applying the statutory EIT rate primarily due to the utilization of the net operating loss of Weimeng, as it was in a profitable position in 2014, and the tax exemption of the WFOE, Weibo Technology, as a qualified software enterprise in 2015 and 2016. In 2015 and 2016, Weibo Technology was tax exempted for $15.7 million and $50.4 million.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2014	2015	2016
	(in $ thousands)
Net cash provided by (used in) operating activities	(19,412)	181,971	236,244
Net cash provided by (used in) investing activities	13,917	(228,310)	(96,745)
Net cash provided by financing activities	43,663	4,959	3,035
Effect of exchange rate changes on cash and cash equivalents	(2,402)	(6,045)	(15,208)
Net increase (decrease) in cash and cash equivalents	35,766	(47,425)	127,326
Cash and cash equivalents at the beginning of year	249,099	284,865	237,440
Cash and cash equivalents at the end of year	284,865	237,440	364,766

As of December 31, 2014, 2015 and 2016, our total cash, cash equivalents and short-term investments were $451.3 million, $335.9 million and $396.0 million, respectively. Our principal sources of liquidity have been cash from operations, the initial public offering in 2014 and employee options exercised.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2016 compared to that of December 31, 2015, was primarily due to $236.2 million cash provided by operating activities, partially offset by a net equity investment of $142.9 million, including a $120 million follow-on investment in Yixia Technology Co Ltd., a developer of video apps. Of the $396.0 million in cash, cash equivalents and short-term investments as of December 31, 2016, our affiliated entities within China held $355.1 million, including $57.5 million held by our VIE and VIE’s subsidiaries. The remaining cash balance was held by our entities outside China.

The decline in our cash, cash equivalents and short-term investments as of December 31, 2015 compared to that of December 31, 2014 was primarily due to equity investments of $268.8 million, including a $142 million investment in Didi/Kuaidi Taxi and the acquisition of the Weibo Funds for $22.0 million. During 2015, cash generated from operating activities was $182.0 million. Of the $335.9 million in cash, cash equivalents and short-term investments as of December 31, 2015, our affiliated entities within China held $172.8 million, of which $129.2 million was held by our VIE and VIE’s subsidiaries. The remaining balance was held by our entities outside China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2016 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals. For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.”

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

Operating Activities

Net cash provided by operating activities in 2016 was $236.2 million. The difference between net cash provided by operating activities and our net income of $105.7 million in 2016 was primarily due to an increase of $68.1 million in accrued and other liabilities, a non-cash charge of $40.2 million in investment related impairment, $36.9 million in stock-based compensation, a decrease of $29.8 million in accounts receivable due from Alibaba, $14.0 million in depreciation and amortization, and an increase of $9.5 million in deferred revenues, partially offset by an increase of $33.1 million in accounts receivable due from third parties, an increase of $30.8 million in amount due from SINA and an increase of $19.5 million in prepaid expenses and other current assets. The increase in accrued and other liabilities included larger unpaid payroll and bonus amounts due to employees, increased payable for marketing and promotional expenses, increased payable for sales rebate, increased payable for turnover taxes, and increased cash deposits in Weibo wallet by users. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business. The increase in accounts receivable was in line with our revenue growth.

Net cash provided by operating activities in 2015 was $182.0 million. The difference between net cash provided by operating activities and our net income of $34.2 million in 2015 was primarily due to an increase of $46.3 million in accrued and other liabilities, $26.4 million in stock-based compensation, $21.0 million in depreciation and amortization, an increase of $17.8 million in deferred revenues, an increase of $16.1 million in accounts payable, an increase of $12.5 million in amount due to SINA, a decrease of $10.7 million in accounts receivable due from Alibaba and a non-cash charge of $8.0 million in investment related impairment, partially offset by an increase of $15.3 million in accounts receivable due from related parties. The increase in accrued and other liabilities primarily arising from the increased amounts due to employees payroll and bonus payable and increased payable for marketing expenses and sales rebates. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business.

Net cash used in operating activities in 2014 was $19.4 million. The difference between net cash used in operating activities and net loss of $65.5 million in 2014 was primarily due to $47.0 million in non-cash increase in fair value of investor option liability, an increase of $23.1 million in depreciation and amortization, $22.4 million in accrued and other liabilities, $13.8 million in stock-based compensation, $12.8 million in accounts payable, and an increase of $8.2 million in amount due to SINA, partially offset by a decrease of $4.7 million in interest payable on amount due to SINA, an increase of $43.4 million in accounts receivable due from Alibaba, an increase of $12.3 million in prepaid expenses and other current assets, an increase of $16.6 million in accounts receivable due from other related parties and an increase of $14.9 million in accounts receivable due from third parties. The increase in accrued and other liabilities primarily arising from the increased amounts due to employees payroll and bonus payable and increased payable for marketing expenses and sales rebates. Depreciation and amortization were primarily related to the servers, computers and other office equipment that we have purchased for conducting our business. The increases in accounts receivable and in prepaid expenses and other current assets were in line with our revenue growth.

Investing Activities

Net cash used in investing activities in 2016 was $96.7 million. This was primarily due to the purchase of short-term investments of $314.4 million, investment and prepayment in long-term investments of $155.1 million, and purchases of property and equipment of $13.3 million, partially offset by the maturity of short-term investments of $373.8 million and $12.2 million in cash received from the disposal of and refund from long-term investments.

Net cash used in investing activities in 2015 was $228.3 million. This was primarily due to the purchase of short-term investments of $149.4 million, investment and prepayment in long-term investments of $268.8 million, $22.0 million cash paid for acquisition of the Weibo Funds and purchases of property and equipment of $10.9 million, partially offset by the maturity of short-term investments of $216.6 million and $6.1 million in cash received from the sale of long-term investments.

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

Financing Activities

Net cash provided by financing activities in 2016 was $3.0 million. This consisted of proceeds from the exercise of employee stock options of $4.2 million, partially offset by payment to minority shareholders of $1.1 million.

Net cash provided by financing activities in 2015 was $5.0 million. This consisted of proceeds from the exercise of employee stock options of $7.8 million, partially offset by payment of loan from SINA of $2.9 million.

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

The loans from SINA were presented as financing activities in our consolidated statements of cash flows, while cash payment for billings from SINA of costs and expenses allocated was presented under operating activities.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, Weimeng, Weibo Interactive and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of Weibo Technology, Weimeng and Weibo Interactive is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of Weibo Technology, Weimeng and Weibo Interactive may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2016, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $231.5 million. Although Weibo Technology has generated accumulated profits in 2016, it has not paid dividends in the past and we currently have no plans to pay any dividend and plans to reinvest its profits into its PRC operations.

Capital Expenditures

Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were $14.7 million in 2014, $10.9 million in 2015 and $13.3 million in 2016. We will continue to make capital expenditures to meet the expected growth of our business and we intend to fund these purchases in the future with existing cash balance.

C.            Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4.B. Information on the Company—Business Overview — Intellectual Property” for a description on the protection of our intellectual property.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in $ thousands)
Operating Lease Obligations	32,804	7,217	13,127	12,460	—
Purchase Obligations	227,247	185,615	41,517	115	—
Total	260,051	192,832	54,644	12,575	—

Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2021. Our leasing expense was $14.9 million, $15.5 million and $14.4 million for the years ended December 31, 2014, 2015 and 2016, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase obligations primarily consist of minimum commitments for internet connection and marketing activities.

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

Name	Age	Position
Charles Chao	51	Chairman of the Board of Directors
Hong Du	45	Director
Daniel Yong Zhang	45	Director
Pehong Chen	59	Independent Director
Frank Kui Tang	48	Independent Director
Gaofei Wang	38	Chief Executive Officer
Herman Yu	46	Chief Financial Officer
Yajuan Wang	48	Vice President, Sales

Charles Chao has served as our Chairman of the board of directors since our inception. He has served as the Chairman of the board of directors of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. He also served as SINA’s Executive Vice President from April 2002 to June 2003 and Vice President, Finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently a director of Leju Holdings Ltd., an NYSE-listed company providing online-to-offline (O2O) real estate services in China, and a director of NetDragon Websoft Inc., an HKSE-listed company providing technology for online gaming. Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, an M.A. in Journalism from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

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

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been Chief Executive Officer of Alibaba Group Holding Limited, a leading online and mobile commerce company listed on the NYSE, since May 2015, and has served as Alibaba’s director since September 2014. After joining Alibaba group in August 2007, Mr. Zhang served multiple senior management roles within the group. He served as Chief Operating Officer from September 2013 to May 2015, as President of Tmall.com from June 2011 to September 2013, and as Chief Financial Officer of Taobao Marketplace from August 2007 to June 2011 while concurrently served as General Manager of Tmall.com starting in April 2008 to June 2011. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. Mr. Zhang is Chairman of the Board of Intime Retail Group and a director of Haier Electronics Group, both listed on the Hong Kong Stock Exchange. He is also a member of the WEF International Business Council and serves on the board of directors of the Consumer Goods Forum. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics. He is a member of the Chinese Institute of Certified Public Accountants.

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

Gaofei Wang has served as our Chief Executive Officer since February 2014. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile from November 2006 to November 2012. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.

Herman Yu has served as our Chief Financial Officer since March 2015. Previously, Mr. Yu worked at SINA, as Chief Financial Officer from August 2007 to March 2015, as Acting Chief Financial Officer from May 2006 to August 2007 and as Vice President & Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, in the roles of Chief Auditor and Corporate Marketing Controller. Mr. Yu, a California Certified Public Accountant, began his career with Arthur Andersen and served in various finance and accounting management roles at Cadence Design Systems and VeriFone. He is currently a director of 58.com Inc., an online classified listing company listed on the New York Stock Exchange, ZTO Express Inc., an express delivery company listed on the New York Stock Exchange, and Tian Ge Interactive Holdings Limited, a live, social video platform company listed on the Hong Kong Stock Exchange. Mr. Yu holds a B.A. in Economics from the University of California and an M.A. in Accountancy from the University of Southern California.

Yajuan Wang has served as our Vice President, Sales since February 2014. From May 2012 to February 2014, Ms. Wang held the position of Vice President, Business Operations at SINA. Prior to joining SINA, Ms. Wang worked at Baidu as Director of Business Operations from November 2008 to April 2012. Previously, Ms. Wang worked at Microsoft (China) as Customer/Partner Experience Manager from May 2003 to July 2004 and at China Hewlett-Packard from 1993 to 2002, mainly responsible for Customer Service Delivery. Ms. Wang holds a B.A. in Information Science and an EMBA degree from Peking University.

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

B.                                    Compensation

For the year ended December 31, 2016, we paid an aggregate of approximately $1.5 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries and Weimeng are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 5,647,872, the sum initially reserved under the 2014 Plan, plus the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. As of December 31, 2016, no option was granted and 5,566,601 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2017, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2010 Plan and the 2014 Plan:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Charles Chao	*	(1)	—	October 10, 2014	—
	*	(1)	—	May 5, 2016	—
Hong Du	*		$0.36	September 28, 2010	September 28, 2017
	*	(1)	—	April 4, 2014	—
Pehong Chen	*	(1)	—	November 8, 2013	—
	*	(1)	—	May 5, 2016	—
Frank Kui Tang	*	(1)	—	April 4, 2014	—
Gaofei Wang	*	(1)	—	April 4, 2014	—
	*	(1)	—	October 10, 2014	—
	*	(1)	—	May 5, 2016	—
Herman Yu	*	(1)	—	November 8, 2013	—
	*	(1)	—	February 5, 2015	—
	*	(1)	—	May 5, 2016	—
Yajuan Wang	*		$3.36	July 20, 2012	July 20, 2019
	*		$3.25	January 1, 2013	January 1, 2020
	*		$3.50	October 8, 2013	October 8, 2020
	*	(1)	—	April 4, 2014	—
	*	(1)	—	January 28, 2015	—
	*	(1)	—	April 20, 2016	—
	*	(1)	—	June 24, 2016	—
Other grantees	*		From $0.36 to $3.50	From August 16, 2010 to December 30, 2013	From August 16, 2017 to December 30, 2020
	*	(1)	—	From November 8, 2013 to February 23, 2017	—
Total	7,655,217

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

D.                                    Employees

We had 2,915, 2,895 and 3,062 employees, respectively as of December 31, 2014, 2015 and 2016. Our employees are mainly based in Beijing, Shanghai, Chengdu, Guangzhou and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2016:

Function:	Number of Employees
Product development	1,795
Sales, customer service and marketing	767
Operations	420
General administration and human resources	80
Total	3,062

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

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2016 was not significant.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.                                    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2017, by:

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

The calculations in the table below is based on 218,638,236 ordinary shares issued and outstanding as of March 31, 2017, comprising of 109,717,130 Class A ordinary shares and 108,921,106 Class B ordinary shares.

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%(1)	% (2)
Directors and Executive Officers:**
Charles Chao	*	*	*
Hong Du	*	*	*
Daniel Yong Zhang	—	—	—
Pehong Chen	*	*	*
Frank Kui Tang	*	*	*
Gaofei Wang	*	*	*
Herman Yu	*	*	*
Yajuan Wang	*	*	*
All directors and executive officers as a group	5,035,234	2.3	1.2
Principal Shareholders:
Sina Corporation(3)	108,921,106	49.8%	74.9%
Ali WB Investment Holding Limited(4)	67,883,086	31.0%	15.6%

Notes:

*                 Less than 1% of our total outstanding shares.

**          The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China. The business address for Daniel Yong Zhang is Alibaba Group Holding Limited, 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China. The business address for Pehong Chen is 1600 Seaport Blvd, Suite 120, Redwood City, CA 94063. The business address for Frank Kui Tang is Suite 705-8, ICBC Tower, 3 Garden Road, Central, Hong Kong. The business address for Gaofei Wang, Herman Yu and Yajuan Wang is 8/F, QIHAO Plaza, No.8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(1)         For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2017, by the sum of (1) 218,638,236, which is the total number of ordinary shares outstanding as of March 31, 2017, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2017.

(2)         For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2017. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Represents 108,921,106 Class B ordinary shares. The address of Sina Corporation is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China. Sina Corporation is a reporting company under the Exchange Act, which is listed on the NASDAQ Global Select Market.

(4)         Represents (1) 58,883,086 Class A ordinary shares and (2) 9,000,000 Class A ordinary shares represented by ADSs. The address of Ali WB is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016. Please see such Schedule 13D for information relating to Ali WB.

To our knowledge, as of March 31, 2017, we had 50,838,186 ordinary shares outstanding on an as converted basis that were held by thirty record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Our Relationship with SINA

We are a controlled subsidiary of SINA. We have entered into agreements with SINA with respect to various ongoing relationships between us after our initial public offering. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement and a sales and marketing services agreement. The following are summaries of these agreements and of an intellectual property license agreement that we entered into with SINA in April 2013.

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

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. The strategic collaboration has generated $49.1 million, $107.6 million and $137.4 million in advertising and marketing revenues in aggregate for us for the twelve months ended 2013, 2014 and 2015, respectively. The strategic collaboration agreement and marketing cooperation agreement expired in January 2016. However, Alibaba still remains as our largest customer, and we rely on them to enable us to offer e-commerce ad solutions to their merchants.

Shareholders’ Agreement

Concurrently with Alibaba’s purchase of our ordinary and preferred shares in April 2013, we entered into a shareholders’ agreement with Ali WB and SINA which regulates our shareholders’ rights and obligations after Ali WB became our shareholder, which agreement was amended and restated in March 2014. The following are summaries of certain rights that Ali WB is entitled to under the shareholders’ agreement which continue to be valid after the completion of our initial public offering.

Ali WB’s Rights Relating to Share Incentive Plan. Until the earlier of (1) April 21, 2019, the 5th anniversary of our initial public offering, and (2) certain investor exit event defined under the shareholders agreement, we are not permitted to revise our equity-based incentive plans, including our 2014 Share Inventive Plan to increase the number of securities issuable under such plans or adopt any new plan.

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

Ali WB’s Board Representation Rights. After Ali WB exercised its option in full, it has the right to appoint a number of directors in proportion to the percentage of its ownership in our company. SINA and Ali WB have entered into a voting agreement to effect the board representation rights. See “—Voting Agreement.”

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

Contractual Arrangements

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Weimeng and Its Shareholders” for a description of the contractual arrangements between Weibo Technology, Weimeng and the shareholders of Weimeng.

Transactions with SINA

During 2016, we recorded $39.3 million in revenues from SINA, we had costs and expenses allocated from SINA of $25.7 million and $20.3 million billed by SINA for other costs and expenses associated with Weibo business.  In addition, we had amounts due from SINA of $18.6 million as of December 31, 2016.

During 2015, we recorded $22.1 million in revenues from SINA, we had costs and expenses allocated from SINA of $24.7 million and $29.4 million billed by SINA for other costs and expenses associated with Weibo business.  We made repayment of $2.9 million for interest on amount due to SINA. We had amounts due to SINA of $12.2 million as of December 31, 2015. Additionally, we acquired from SINA a majority equity interest in the Weibo Funds for a consideration of approximately $22.0 million.

During 2014, we had deemed contribution from SINA of $61.2 million, costs and expenses allocated from SINA of $42.4 million and $15.1 million billed by SINA for other costs and expenses associated with Weibo business, interest expense on amount due to SINA of $2.8 million and repayment of $276.6 million for loan from SINA and relevant interests. We had amounts due to SINA of $24.3 million and accounts receivable due from SINA of $3.2 million as of December 31, 2014. The $61.2 million deemed contribution for the year ended December 31, 2014, represents the discount borne by SINA upon settlement of investor options.

Costs and expenses allocated from SINA represent services that were provided by various subsidiaries and VIEs of SINA. The service fees were incurred using an allocation methodology based on proportional utilization. See “—Our Relationship with SINA” and “Item 5.A Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation and Consolidation.”

Prior to our initial public offering, amounts due to SINA were calculated based on actual spending incurred by SINA for the development and support of our business, adjusted by amounts repaid to SINA by us at each period end. The consolidated statements of comprehensive income (loss) reflected a charge for interest on amount due to SINA, at prevailing market interest rates by reference to the three-month time deposit rate of the People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand, but there is an understanding between us and SINA that the loans will be repaid after the completion of our initial public offering. After our initial public offering, we repaid the interest-bearing loan and relevant interest expenses to SINA amounting to $276.6 million. The unsettled payables generated after our initial public offering are interest free and payable on demand.

Transactions with Alibaba

During 2016, we recorded $57.9 million in advertising and marketing services revenues from Alibaba. As of December 31, 2016, we had $24.3 million in accounts receivable due from Alibaba.

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

Transactions with Other Related Parties

During 2016, we recorded $46.2 million in revenues from other related parties and we recorded $10.6 million in sales and marketing expenses for services received from other related parties. As of December 31, 2016, we had $30.1 million in accounts receivable due from other related parties and $9.3 million in accrued and other liabilities due to other related parties.

During 2015, we recorded $31.3 million in revenues from other related parties and we recorded $7.8 million in sales and marketing expenses for services received from other related parties. As of December 31, 2015, we had $33.9 million in accounts receivable due from other related parties and $8.0 million in accrued and other liabilities due to other related parties.

During 2014, we recorded $29.0 million in revenues from other related parties and we recorded $11.2 million in sales and marketing expenses for services received from other related parties. As of December 31, 2014, we had $15.4 million in accounts receivable due from other related parties and $5.8 million in accrued and other liabilities due to related parties.

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

Legal Proceedings

From time to time, we are involved in legal proceedings, investigations and claims incidental to the conduct of our business. For many of such legal proceedings, we are currently unable to estimate the possible loss or a possible range of loss, if any, but we believe the likelihood of such legal proceedings individually and in the aggregate to cause a material impact on our financial position, result of operations and cash flows, when finally resolved, to be remote.

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

Item 9.           The Offer and Listing

A.                                    Offer and Listing Details

Our ordinary shares have been quoted on the NASDAQ Global Select Market system under the symbol “WB” since April 17, 2014. The following table sets forth the high and low trading prices of our ordinary shares for (1) each of the four quarters of the most recent full financial year and the subsequent period and (2) each of the most recent six months:

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since April 17, 2014)	26.08	13.88
2015	20.70	8.78
2016	55.93	12.09
Quarterly Highs and Lows
First Quarter 2015	15.39	12.11
Second Quarter 2015	20.70	12.90
Third Quarter 2015	17.30	8.78
Fourth Quarter 2015	20.56	11.36
First Quarter 2016	19.41	12.09
Second Quarter 2016	29.49	17.73
Third Quarter 2016	52.29	28.10
Fourth Quarter 2016	55.93	40.12
First Quarter 2017	58.79	41.04
Monthly Highs and Lows
October 2016	55.93	45.92
November 2016	52.49	41.26
December 2016	50.82	40.12
January 2017	49.43	41.04
February 2017	58.79	47.15
March 2017	53.72	47.36
April 2017 (through April 26, 2017)	55.15	48.82

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Ordinary Shares

General

Based on the assumptions and qualifications in its opinion that is filed as an exhibit to the registration statement that includes our prospectus dated April 16, 2014, our Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, has advised us that all of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

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

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Maples and Calder (Hong Kong) LLP has confirmed that the inclusion in our memorandum and articles of association of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar, or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of our ADSs or Class A ordinary shares.

General

The discussion below of U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or Class A ordinary shares and you are, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds our ADSs or Class A ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. A partner in a partnership holding our ADSs or Class A ordinary shares should consult its tax advisor regarding the tax consequences of acquiring, holding, and disposing of our ADSs or Class A ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard not entirely clear, we treat Weimeng as being owned by us for U.S. federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Weimeng for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming we are the owner of Weimeng for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 and do not expect to be a PFIC for our current taxable year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Class A Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.

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

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you are permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

You will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the ADSs or Class A ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries are also PFICs, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such gain or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you if we are or become a PFIC. However, a mark-to-market election may not be made with respect to our ordinary shares as they are not marketable stock.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund election, in which case you would generally be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as capital gain. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, and we make no undertaking to provide such information in the event that we are or become a PFIC.

If you own our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and your annual PFIC filing requirements, if any.

Information Reporting and Backup Withholding

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

Certain U.S. Holders who are individuals are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSs OR CLASS A ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

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

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Market Risks

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive income (loss)	Transaction Gain (Loss)
	(In thousands)	(In thousands)
Appreciate 2%	8,490	(389)
Appreciate 5%	21,285	(972)
Depreciate 2%	(8,458)	389
Depreciate 5%	(21,081)	972

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2016, we received reimbursement of $201,447 from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2016 as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2015 and 2016:

	2015	2016
Audit Fees(1)	1,425,357	1,809,454
Audit Related Fees(2)	37,568	37,656
All Other Fees	—	—

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2015 and 2016, the audit refers to financial audit.

(2)         “Audit-related fees” means fees billed in each of the fiscal years listed for rendering review work on the extensible business reporting language (“XBRL”) and other audit-related services.

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

4.14*	English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng.

4.15*	English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng.

4.16*	English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng.

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

4.22

Series A-16 Preferred Share Purchase Agreement dated February 5, 2016 between the Company’s wholly owned subsidiary WB Online Investment Limited and Xiaoju Kuaizhi Inc. (Filed as Exhibit 4.22 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 28, 2016, and incorporated herein by reference).

Exhibit Number	Description

4.23*	Amended and Restated Series E Preferred Share Purchase Agreement dated November 15, 2016 between the Company’s wholly owned subsidiary WB Online Investment Limited and Yixia Tech Co Ltd.

8.1*	List of Subsidiaries.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1, File No. 333-194589, filed on March 14, 2014, as amended and incorporated herein by reference).

12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP.

15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

	By:	/s/ Gaofei Wang
		Name:	Gaofei Wang
		Title:	Chief Executive Officer

Date: April 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), consolidated statements of shareholders’ equity (deficit) and consolidated statements of cash flows present fairly, in all material respects, the financial position of Weibo Corporation and its subsidiaries at December 31, 2015 and December 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompany Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2016).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China
April 27, 2017

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2015	2016

ASSETS
Current assets:
Cash and cash equivalents	$237,440	$364,766
Short-term investments	98,439	31,188
Accounts receivable due from third parties, net of allowances for doubtful accounts of $1,375 and $5,046 as of December 31, 2015 and 2016, respectively	32,217	61,655
Accounts receivable due from Alibaba, net of allowances for doubtful accounts of nil and nil as of December 31, 2015 and 2016, respectively (Note 10)	54,052	24,293
Accounts receivable due from other related parties, net of allowances for doubtful accounts of nil and $1,483 as of December 31, 2015 and 2016, respectively (Note 10)	33,961	30,106
Prepaid expenses and other current assets	42,295	66,664
Amount due from SINA	—	18,565
Total current assets	498,404	597,237
Property and equipment, net	22,850	22,816
Intangible assets, net	1,966	1,100
Goodwill	11,117	10,266
Long-term investments	294,679	399,933
Other assets	10,173	5,592
Total assets	$839,189	$1,036,944
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiaries of $107,389 and $137,256 as of December 31, 2015 and 2016, respectively.)
Accounts payable	$40,456	$48,997
Accrued and other liabilities	117,040	180,142
Deferred revenues	39,091	48,964
Amount due to SINA	12,188	—
Total current liabilities	208,775	278,103
Long-term liabilities
Long-term deferred revenues	1,047	666
Other long-term liabilities	1,338	817
Total long-term liabilities	2,385	1,483
Total liabilities	$211,160	$279,586

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2015	2016

Commitments and contingencies (Note 16)

Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 212,177 and 218,076 shares (including 109,155 Class A ordinary shares and 108,921 Class B ordinary shares) issued and outstanding as of December 31, 2015 and 2016, respectively.	$53	$55
Additional paid-in capital	938,922	979,805
Accumulated other comprehensive loss	(10,635)	(26,994)
Accumulated deficit	(307,668)	(199,641)
Total Weibo shareholders’ equity	620,672	753,225
Non-controlling interests	7,357	4,133
Total shareholders’ equity	628,029	757,358
Total liabilities and shareholders’ equity	$839,189	$1,036,944

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

	Year Ended December 31,
	2014	2015	2016

Revenues:
Advertising and marketing revenues
Third parties	$129,644	$207,657	$428,275
Alibaba (Note 10)	107,587	143,650	57,908
SINA and other related parties (Note 10)	27,551	51,108	84,799
	264,782	402,415	570,982
Other revenues	69,390	75,476	84,818
Total revenues	334,172	477,891	655,800
Costs and Expenses
Cost of revenues	83,599	141,960	171,231
Sales and marketing	120,361	126,059	148,283
Product development	125,832	143,444	154,088
General and administrative	26,483	28,925	41,218
Total costs and expenses	356,275	440,388	514,820
Income (loss) from operations	(22,103)	37,503	140,980
Loss from equity method investments	(5)	(6)	(130)
Realized gain from investments	481	944	534
Investment related impairment	(2,521)	(8,005)	(40,161)
Interest and other income, net (including interest expense on amount due to SINA of $2,838, nil, and nil for 2014, 2015 and 2016, respectively)	6,780	6,344	8,757
Change in fair value of investor option liability (Note 15)	(46,972)	—	—
Income (loss) before income tax expenses	(64,340)	36,780	109,980
Provision of income taxes	1,128	2,591	4,316
Net income (loss)	$(65,468)	$34,189	$105,664
Less: Net loss attributable to non-controlling interests	(143)	(556)	(2,363)
Net income (loss) attributable to Weibo	(65,325)	34,745	108,027

Net income (loss)	$(65,468)	$34,189	$105,664
Other comprehensive loss
Currency translation adjustments (net of tax of nil, nil, and nil for 2014, 2015 and 2016, respectively)	(1,450)	(7,874)	(18,898)
Available-for-Sale securities
Change in unrealized loss from available-for-sale securities (net of tax of nil, nil, and nil for 2014, 2015, and 2016, respectively)	(2,067)	(198)	(2,557)
Reclassification adjustment for net loss included in net income (loss) (net of tax of nil, nil, and nil for 2014, 2015, and 2016, respectively)	—	—	4,822
Net change, net of tax	(2,067)	(198)	2,265
Total comprehensive income (loss)	$(68,985)	$26,117	$89,031
Less: Comprehensive loss attributable to non-controlling interests	(366)	(829)	(2,637)
Comprehensive income (loss) attributable to Weibo	(68,619)	26,946	91,668
Shares used in computing net income (loss) per share attributable to Weibo:
Basic	186,878	208,163	214,745
Diluted	186,878	217,918	222,859
Income (loss) per share:
Basic	$(0.35)	$0.17	$0.50
Diluted	$(0.35)	$0.16	$0.48

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands)

				Accumulated			Total
			Additional	Other		Non-	Shareholders’
	Ordinary Shares		Paid-In	Comprehensive	Accumulated	controlling	Equity
	Shares	Amount	Capital	Income (Loss)	Deficit	Interests	(Deficit)
Balance at December 31, 2013	150,392	$37	$31,352	$458	$(277,088)	$7,269	$(237,972)
Issuance of ordinary shares pursuant to stock plan	3,900	1	1,918	—	—	—	1,919
Deemed contribution from SINA due to exercise of call option by Alibaba	—	—	61,176	—	—	—	61,176
Deemed contribution from Alibaba due to exercise of call option by Alibaba	—	—	15,300	—	—	—	15,300
IPO proceeds, net of offering expenses	19,320	5	301,273	—	—	—	301,278
Issuance of ordinary shares to Alibaba	2,923	—	42,224	—	—	—	42,224
Repurchase of ordinary shares from SINA	(2,923)	—	(42,224)	—	—	—	(42,224)
Conversion of preferred shares into ordinary shares	30,046	8	479,604	—	—	—	479,612
Non-cash stock-based compensation	—	—	13,779	—	—	—	13,779
Sale of subsidiaries’ shares from non-controlling interests	—	—	—	—	—	1,283	1,283
Net loss	—	—	—	—	(65,325)	(143)	(65,468)
Currency translation adjustments	—	—	—	(1,227)	—	(223)	(1,450)
Unrealized loss from available-for-sale securities	—	—	—	(2,067)	—	—	(2,067)
Balance at December 31, 2014	203,658	$51	$904,402	$(2,836)	$(342,413)	$8,186	$567,390
Issuance of ordinary shares pursuant to stock plan	8,519	2	8,121	—	—	—	8,123
Non-cash stock-based compensation	—	—	26,399	—	—	—	26,399
Net income (loss)	—	—	—	—	34,745	(556)	34,189
Currency translation adjustments	—	—	—	(7,601)	—	(273)	(7,874)
Unrealized loss from available-for-sale securities	—	—	—	(198)	—	—	(198)
Balance at December 31, 2015	212,177	$53	$938,922	$(10,635)	$(307,668)	$7,357	$628,029
Issuance of ordinary shares pursuant to stock plan	5,899	2	3,981	—	—	—	3,983
Non-cash stock-based compensation	—	—	36,902	—	—	—	36,902
Sale (Purchase) of subsidiaries’ shares to (from) non-controlling shareholders, net						(587)	(587)
Net income (loss)	—	—	—	—	108,027	(2,363)	105,664
Currency translation adjustments	—	—	—	(18,624)	—	(274)	(18,898)
Net change in other comprehensive loss from available-for-sale securities	—	—	—	2,265	—	—	2,265
Balance at December 31, 2016	218,076	$55	$979,805	$(26,994)	$(199,641)	$4,133	$757,358

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2014	2015	2016

Cash flows from operating activities:
Net income (loss)	$(65,468)	$34,189	$105,664
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	23,060	20,950	13,982
Stock-based compensation	13,779	26,399	36,902
Provision (reversal) for allowance for doubtful accounts	2,138	(368)	7,787
Deferred income tax expense (benefits)	866	(977)	(4,630)
Loss from equity method investments	5	6	130
Gain on sale of investments	(481)	(608)	(328)
Investment related impairment	2,521	8,005	40,161
Change in fair value of investor option liability	46,972	—	—
Loss on disposal of property and equipment	—	184	191
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	(14,938)	4,988	(33,109)
Accounts receivable due from Alibaba	(43,426)	10,673	29,759
Accounts receivable due from other related parties	(16,589)	(15,313)	2,372
Prepaid expenses and other current assets	(12,283)	470	(19,527)
Other assets	(23)	713	1,134
Accounts payable	12,809	16,099	8,915
Accrued and other liabilities	22,356	46,271	68,102
Amount due to (from) SINA	8,233	12,537	(30,753)
Deferred revenues	5,799	17,753	9,492
Interest on amount due to SINA	(4,742)	—	—
Net cash provided by (used in) operating activities	(19,412)	181,971	236,244
Cash flows from investing activities:
Purchases of short-term investments	(230,161)	(149,374)	(314,363)
Maturities of short-term investments	321,208	216,615	373,805
Investment and prepayment in long-term investments	(54,383)	(268,758)	(155,122)
Proceeds from disposal/refund of long-term investments	1,644	6,090	12,188
Purchases of property and equipment	(14,743)	(10,858)	(13,253)
Cash paid for business acquisition, net of cash acquired	(9,648)	(22,025)	—
Net cash provided by (used in) investing activities	13,917	(228,310)	(96,745)
Cash flows from financing activities:
Proceeds from IPO, net of commission	306,491	—	—
Payment of offering expenses	(5,213)	—	—
Proceeds from employee options exercised	1,508	7,822	4,183
Payment for ordinary shares and repurchase of vested options	(6,873)	—	—
Proceeds from sales of non-controlling interests in subsidiaries	968	—	—
Funding from SINA	15,824	—	—
Repayment of amount due to SINA	(269,042)	(2,863)	—
Payments to non-controlling shareholders	—	—	(1,148)
Net cash provided by financing activities	43,663	4,959	3,035
Effect of exchange rate changes on cash and cash equivalents	(2,402)	(6,045)	(15,208)
Net increase (decrease) in cash and cash equivalents	35,766	(47,425)	127,326
Cash and cash equivalents at the beginning of the year	249,099	284,865	237,440
Cash and cash equivalents at the end of the year	$284,865	$237,440	$364,766
Supplemental disclosure of cash flow information
Cash paid for interest	$(7,580)	$—	$—
Cash paid for income tax	$—	$(311)	$(3,386)
Supplemental schedule of non-cash investing and financing activities
Deemed contribution from SINA (Note 10)	$61,176	$—	$—
Deemed contribution from Alibaba (Note 10)	$15,300	$—	$—
Conversion of preferred shares to ordinary shares	$479,612	$—	$—
Property and equipment in accounts payable	$2,420	$2,532	$2,158

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and reorganization

Weibo Corporation (“Weibo” or the “Company”) is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating information timely and gauging public opinion to improve public services. Charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging celebrities and organizations on Weibo to amplify their impact to society. Weibo generates its revenues mostly from advertising and marketing services, as well as from other services, including game-related services, VIP membership and data licensing.

Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) with the new issuance of 19,320,000 Class A ordinary shares and received $306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase 29,990,778 Class A ordinary shares from SINA and the Company. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Reorganization

The Weibo business was founded by SINA, its parent, in 2009. Prior to the establishment of the Company, the operation of Weibo business was carried out by various subsidiaries and variable interest entities (“VIE”) of SINA (the “Predecessor Operations”). After its establishment, the Company gradually completed the reorganization steps as described below (the “Reorganization”).

Establishment of Weibo Corporation. Weibo Corporation, an exempted company with limited liability, is the holding company for the Weibo business. Weibo HK is a wholly owned subsidiary of Weibo, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The Company’s VIE and VIE’s subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIE and VIE’s subsidiaries together are referred to as “the Group.”

The following sets forth the Company’s major subsidiaries, VIE and VIE’s subsidiary:

Company	Date of Incorporation	Place of Incorporation	Percentage of Direct/ Indirect Economic Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

Major VIE and VIE’s subsidiary
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	100%

Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’)	Acquired in May 2013	PRC	100%

Transfer of assets and liabilities relating to the Weibo business to the Group. According to the Company’s Shareholder Agreement dated April 29, 2013, the Group shall be liable for a loan payable to SINA for assets and liabilities incurred by SINA for the development of the Weibo business. The interest on the loan to SINA is calculated based on actual spending incurred by SINA for the development of Weibo business at each period end. The interest was calculated at prevailing market interest rates by reference to the three-month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand. There is no written loan agreement signed between SINA and Weibo. In 2014 after the IPO, the Group paid $276.6 million to SINA to settle the loan and the related interest expenses with SINA. The unsettled payables generated after the IPO are interest free and payable on demand. The interest expenses incurred was $2.8 million, nil and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

Transfer of Equity Interest in Weibo Funds. SINA held a 55% and 85% equity interest in two limited liability partnerships, (“Weibo Funds’’), since 2011 and 2013, respectively, and had control over the operations and assets of the Weibo Funds, which engage in the investment of high-tech startups related to the Weibo business. On June 30, 2015, SINA transferred its equity interest in the Weibo Funds to the Group for a consideration of $22.0 million, and the Group accounted for such transaction as a business combination between entities under common control (Note 6). The Group’s consolidated financial statements presented for prior periods have been retrospectively adjusted to reflect the transfer from the first day SINA took control.

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

Basis of Presentation for the Reorganization. Since the Group and the Predecessor Operations are under common control, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the Predecessor Operations for all periods presented. The assets and liabilities have been stated at historical carrying amounts. In addition, the accompanying consolidated financial statements have been prepared as if the current corporate structure, including the transfer of Weibo Funds in June 2015, had been in existence throughout the periods presented.

Only those assets and liabilities that are specifically identifiable to Weibo business are included in the Group’s consolidated balance sheets. Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payments to the Group are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group are included in the amount due to SINA. The Group was liable for a payable to SINA for assets and liabilities incurred by SINA for the development of the Weibo business and presented as amount due to SINA in the consolidated balance sheets. Loan from SINA is presented under cash flow from financing activities in the consolidated statements of cash flows, whereas cash payment for billings from SINA for costs and expenses allocated is presented under operating activities. The Group’s statements of comprehensive income (loss) consists all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by management. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return.

Total cost and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Cost of revenues	$1,124	$6,550	$11,022
Sales and marketing	17,417	1,263	1,271
Product development	17,238	12,981	9,094
General and administrative	6,581	3,884	4,316
	$42,360	$24,678	$25,703

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

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, VIE, of which the Company is the primary beneficiary, VIE’s subsidiaries, and the Weibo Funds, which were purchased from SINA in June 2015. In accordance with ASC Subtopic 805-50, the transfer of the Weibo Funds was accounted for as a business combination between entities under common control. The consolidated financial statements of the Group presented for prior periods were retrospectively adjusted to reflect the transfer on a consolidated basis from the first day SINA took control of the Weibo Funds.

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

Shareholders of the VIE are certain nominee shareholders of the Company or SINA. The capital for their investments in the VIE is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIE during consolidation. Each shareholder of the VIE has agreed to transfer his equity interest in the VIE to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIE, including without limitation the right to appoint all directors of the VIE, have been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIE under which Weibo Technology provides technical and other services to the VIE in exchange for substantially all net income of the VIE. In addition, the shareholders of the VIE have pledged their shares in the VIE as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2015 and 2016, the total amount of interest-free loans to the VIE’s shareholders was $10.0 million and $9.4 million, respectively and the aggregate accumulated loss of the VIE and VIE’s subsidiaries was $32.8 million and $54.5 million, respectively, which were included in the Group’s consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE and VIE’s subsidiaries taken as a whole, including the Predecessor Operations, which are included in the Group’s consolidated balance sheets and statements of comprehensive income (loss):

	As of December 31,
	2015	2016
	(In thousands)
Cash, cash equivalents and short-term Investments	$129,154	$57,505
Accounts receivable	120,937	115,338
Property and equipment, net	1,277	357
Intangible assets	1,966	1,100
Goodwill	10,821	9,969
Prepayment for long-term investments	1,660	144
Long-term investments	38,104	49,195
Deferred tax assets	1,493	2,312
Amount due from SINA	—	12,163
Others	26,838	28,247

Total assets	$332,250	$276,330

Accounts payable	$18,613	$25,850
Accrued and other liabilities	47,487	64,879
Deferred revenues	29,567	38,313
Income tax payable	3,257	8,214
Amount due to SINA	8,465	—
Amount due to the subsidiaries of the Group	232,006	171,460
Deferred tax liability	477	274

Total liabilities	$339,872	$308,990

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Net revenues	$298,767	$391,568	$530,598
Net loss	$(6,351)	$(10,572)	$(21,758)

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Net cash provided by operating activities	$14,198	$158,290	$(42,556)
Net cash used in investing activities	$(9,552)	$(39,965)	$(28,577)
Net cash used in financing activities	$(5,997)	$—	$(1,148)
Net increase (decrease) in cash and cash equivalents	$(1,351)	$118,325	$(72,281)

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through Weibo Technology and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries, except for the registered capital and non-distributable reserve funds of the VIE and VIE’s subsidiaries, amounting to $51.9 million and $56.2 million as of December 31, 2015 and 2016, respectively. Since the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses mainly through the VIE, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIE was $16.1 million, $8.4 million and $12.3 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Unrecognized revenue-producing assets held by the VIE include the Internet Content Provision License, the Online Culture Operating Permit, and the domain names of Weibo.com, Weibo.cn and Weibo.com.cn. Recognized revenue-producing assets held by the VIE include customer lists relating to game-related services, game platform technology and a non-compete agreement, which were acquired mostly through acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, game-related services, VIP membership and data licensing, as well as trademarks, are also held by Weibo Technology.

The following is a summary of the VIE agreements:

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

Share Transfer Agreements. Each shareholder of the VIE has granted Weibo Technology an option to purchase his shares in the VIE at a purchase price equal to the amount of the capital injection. Weibo Technology may exercise such option at any time until it has acquired all of the shares of the VIE, subject to applicable PRC laws. The option will be effective until the earlier of (i) the shareholders of the VIE and Weibo Technology have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIE and Weibo Technology agree to terminate the share transfer agreement in writing.

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

Due to its control over the VIE, Weibo Technology has the right to determine the service fee to be charged to the VIE under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of the VIE, applicable tax rates, planned capital expenditure and business strategies. Weibo Technology charged an amount of $187.8 million, $232.4 million and $335.6 million in service fees from the VIE under these agreements for the years ended December 31, 2014, 2015 and 2016, respectively, which was determined based on the actual cost incurred for providing such service and the cash position and operation of the VIE.

Under the trademark license agreement, Weibo Technology has granted the VIE trademark licenses to use its trademarks for specific areas, and the VIE is obligated to pay license fees to Weibo Technology. The term of the agreement is for one year and is automatically renewed provided that there is no objection from Weibo Technology.

The Company believes that the contractual arrangements among its subsidiary, VIE and VIE’s shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and VIE’s subsidiaries in the consolidated financial statements. The Company’s ability to control the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIE were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIE will occur as a result of the aforementioned risks and uncertainties are remote.

2. Significant Accounting Policies

Basis of presentation

The preparation of the Group’s consolidated financial statements is in conformity with US GAAP. The consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIE, and VIE’s subsidiaries. All significant intercompany balances and transactions have been eliminated.

Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. The relevant amounts in prior periods have been reclassified from accrued and other liabilities accordingly. Such reclassification amounted to $37.9 million as of December 31, 2015.

Use of estimates

Conformity with US GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, and the estimated useful lives of assets. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA (see Note 1 Reorganization). The Group presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. The Group is subject to 6.7% Value-Added Tax (“VAT”) and surcharges for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues. The total amount of such taxes on its advertising and marketing revenues for the years ended December 31, 2014, 2015 and 2016 were $23.2 million, $35.3 million and $49.9 million, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2014, 2015 and 2016, the advertising and promotional expenses were $71.0 million, $81.2 million and $92.2 million, respectively.

Product development expenses

Product development expenses consist mainly of payroll-related expenses and infrastructure costs incurred for enhancement to and maintenance of the Group’s platform, as well as costs associated with new product development and product enhancements, part of which were allocated from SINA (see Note 1 Reorganization). The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

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

The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. The Group also recognizes the compensation cost of performance-based restricted share units, net of estimated forfeitures, according to the probability of performance goal achievement at the end of each reporting period.

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

Operating leases

The Group leases office space under operating lease agreements with initial lease terms ranging from one to five and a half years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease, part of which were allocated from SINA (see Note 1 Reorganization). Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. The allocated rental expenses from SINA for the years ended December 31, 2014, 2015 and 2016, were $4.0 million, $3.5 million and $3.9 million, respectively.

Cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits stated at cost plus accrued interest.

Accounts receivable and allowances for doubtful accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that will not be collected. The Group determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. The Group also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, more bad debt allowances may be required.

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

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from/to SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature. See Note 15 Financial Instruments for additional information.

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

The Group monitors its investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business, including current earnings trends, undiscounted cash flows, and other company-specific information, such as recent financing rounds. Determination of the fair value, particularly for investments in privately-held companies whose revenue model is unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss). The Group recorded an impairment charge of $2.5 million, $6.6 million and $31.6 million to the carrying value of long-term investments accounted for under the cost method and equity method for the years ended December 31, 2014, 2015 and 2016, respectively.

The Group invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale (“AFS”) securities under long-term investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive loss in shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of unrealized loss recorded in accumulated other comprehensive loss will be reclassified to net income (loss) in the consolidated statements of comprehensive income (loss). The fair value of the investment would then become the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. The Group recorded an impairment charge of nil, nil and $4.8 million to AFS securities for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $21.8 million, $19.5 million and $13.3 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income, net.

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016 were loss of $1.5 million, $7.9 million and $18.9 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Net Income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and RSUs, unless they were anti-dilutive. The computation of diluted net income (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income (loss) per share. The Group uses the two-class method to calculate net income (loss) per share as both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical information is presented.

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

As of December 31, 2015 and 2016, the Group had $334.6 million and $393.6 million, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba accounted for 32%, 30% and 9% of the Group’s revenues for the years ended December 31, 2014, 2015 and 2016, respectively. No other customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 14%, 15%, and 22% of the Group’s revenues for the years ended December 31, 2014, 2015, and 2016, respectively.

As of December 31, 2015 and 2016, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consists of amounts due from advertising agencies and direct customers. Alibaba accounted for 45% and 21%, respectively, of the Group’s net accounts receivables as of December 31, 2015 and 2016, while one customer accounted for 16% and 15%, respectively, at the same dates.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2015 and 2016, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $157.9 million and $335.7 million, accounting for 47% and 85% of the Group’s total cash, cash equivalents and short-term investments balance. As of December 31, 2015 and 2016, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was $120.1 million and $115.3 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2015 and 2016, the Group’s current liabilities balance denominated in RMB was $197.9 million and $267.8 million, accounting for 95% and 96% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity (deficit) as a result of exchange rate fluctuations of the RMB. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. The Group plans to adopt the new revenue guidance beginning in the first quarter of fiscal year 2018 and is currently evaluating the impact this new guidance will have on its consolidated financial statements.

In January 2016, the FASB issued updated guidance on financial instruments, ASU No. 2016-01, which intends to improve the recognition and measurement of financial instruments. This guidance will be effective beginning the first quarter of fiscal year 2018. The Group is currently evaluating the impact this new guidance will have on its consolidated financial statements.

In February 2016, the FASB issued a new standard on leases, ASU No. 2016-02, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the lease liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This standard will be effective for the Group beginning the first quarter of fiscal year 2019. The Group is currently evaluating the impact that this new standard will have on its consolidated financial statements.

In March 2016, the FASB issued a new standard on stock compensation, ASU No. 2016-09, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard will be effective for the Group beginning the first quarter of fiscal year 2017. The Group does not expect a significant impact on its consolidated financial statements from the new standard.

In August 2016, the FASB issued ASU No. 2016-15, which clarifies and includes specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The Group will adopt the amendments in the fiscal year of 2018 and does not expect a significant impact on its consolidated financial statements from the new standard.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted. The amendments should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group is currently evaluating the impact this new standard will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied on a prospective basis. The Group is currently evaluating the impact this new standard will have on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, which clarifies the scope of guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted but must also early adopt the new revenue standard (ASC 606). The amendments should be applied on a full or modified retrospective basis. The Group currently anticipates adopting the new standard effective January 1, 2018, and is currently evaluating the impact this new standard will have on its consolidated financial statements.

3. Investment by Alibaba

On April 29, 2013 (“Transaction Date”), Alibaba Group Holding Limited (“Alibaba”) through its wholly owned subsidiary invested $585.8 million to purchase equity shares of the Company, representing an ownership interest of 18% on a fully diluted basis. The Company also granted an option to Alibaba to enable it to purchase additional equity shares and increase its ownership in Weibo up to 30% on a fully-diluted basis. The call option was to expire immediately upon the earlier of the consummation of (i) any sale of shares by Alibaba of more than 25%, determined in the aggregate with all prior sales, of the acquired shares and (ii) the full exercise of the call option. Alibaba had the right to exercise the option, in whole or in part, at any time, commencing on the Transaction Date and ending on the consummation of a qualified IPO of Weibo. The exercise price of the option was equal to the lower of (i) an amount that represents a 15% discount to the IPO offering price per ordinary share in a qualified IPO offering and (ii) a price per ordinary share that implies an equity valuation (exclusive of the purchase price to be paid by Alibaba for these ordinary shares) of $5.5 billion for the Company on a fully diluted basis.

In accordance with ASC Subtopic 815-10, the option was deemed legally detachable and separately exercisable from the preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of Weibo, if any, it is not considered indexed to Weibo’s own stock. Accordingly, the call option was recorded as an investor option liability and for the year ended December 31, 2014, $47.0 million of losses was recognized based on a subsequent change in fair value in the Group’s consolidated statements of comprehensive income (loss).

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

4. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2015	2016
	(In thousands)
Cash and cash equivalents:
Cash	$186,347	$364,766
Cash equivalents:
Bank time deposits	51,093	—

	237,440	364,766

Short-term investments:
Bank time deposits	98,439	31,188

Total cash, cash equivalents and short-term investments	$335,879	$395,954

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was $8.3 million, $5.5 million and $7.6 million for the year ended December 31, 2014, 2015 and 2016, respectively. The maturity dates for the time deposits were within one year.

5. Long-term Investments

Long-term investments comprised of investments in privately held and publicly traded companies. The following sets forth the changes in the Group’s long-term investments:

	Cost Method	Equity Method	Available-for-Sale Securities	Total
	(In thousands)

Balance at December 31, 2013	$22,255	$—	$—	$22,255
Investments made	32,412	158	15,096	47,666
Loss from equity method investment	—	(5)	—	(5)
Impairment on investments	(2,521)	—	—	(2,521)
Transfer from long-term investments to a wholly owned subsidiary	(1,189)	—	—	(1,189)
Unrealized loss	—	—	(2,067)	(2,067)
Currency translation adjustment	(363)	1	—	(362)

Balance at December 31, 2014	$50,594	$154	$13,029	$63,777
Investments made	252,256	—	—	252,256
Loss from equity method investment	—	(6)	—	(6)
Disposal of investments	(13,134)	—	—	(13,134)
Impairment on investments	(6,608)	—	—	(6,608)
Unrealized loss	—	—	(198)	(198)
Currency translation adjustment	(1,401)	(7)	—	(1,408)

Balance at December 31, 2015	$281,707	$141	$12,831	$294,679
Investments made	147,767	4,324	—	152,091
Loss from equity method investment	—	(130)	—	(130)
Disposal of investments	(6,010)	—	(5,000)	(11,010)
Impairment on investments	(31,586)	—	—	(31,586)
Unrealized loss	—	—	(2,557)	(2,557)
Currency translation adjustment	(1,548)	(6)	—	(1,554)

Balance at December 31, 2016	$390,330	$4,329	$5,274	$399,933

As of December 31, 2015 and 2016, investments accounted for under the cost method were $281.7 and $390.3 million, respectively. Investments were accounted for under the cost method if the Group had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value.

For the year ended December 31, 2016, the Group made investments in private high tech companies totaling $152.1 million, which were accounted for under the cost method or equity method. These investments were made, in general to expand and strengthen the Group’s ecosystem and included a follow-on investment of $120.0 million in Yixia Tech Co Ltd (“Yixia”), a developer of mobile video apps, making the aggregate investment in Yixia $190 million, and $14.4 million in a company offering online literature services.

Investments in marketable securities are held as available-for-sale and reported at fair value due to changes in quoted market price. The Group made a $15.1 million investment in 2014 and accounted for it as an AFS investment. In 2016, the Group disposed part of the investment and recognized an impairment charge of $4.8 million to net income, based on the severity and duration of the decline from the carrying value. As of December 31, 2015 and 2016, the fair value of the AFS investment was $12.8 million and $5.3 million, respectively.

The Group performs an impairment assessment on its investments and determines whether investment impairment, if any, is other-than-temporary based on changes in quoted market price or other impairment indicators. The Group recorded impairment charges of $2.5 million, $8.0 million, and $40.2 million on the carrying value of its long-term investments and prepayment for the years ended December 31, 2014, 2015 and 2016, respectively, as a result of the investments not performing to expectation or them becoming incapable of making repayment. The investment impairment in 2016 included a $19.0 million write-off on an online-to-offline business and a $10.5 million write-off on an employment-oriented social company.

6. Acquisitions

In October 2014, the Group paid a consideration of $3.1 million to acquire an 84% equity interest in Shanghai Gametree Information Technology Co. Ltd,. (“Gametree”), a game developer and began consolidating its financial results on October 1, 2014. The Group hired an independent valuation firm to assist management in valuing the equity interest acquired by the Group. Goodwill arising from this transaction primarily represents the expected synergies from combining the operations of game developer with the Group, which are complementary to each other. Total identifiable intangible assets acquired upon acquisition were the existing game technology amounting to $1.7 million, which have an estimated useful life of approximately 4.3 years. The acquired business is not material to the Group’s financial statements and, thus, a presentation of pro-forma financial information for the business combination is not required.

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

On June 30, 2015, the Group acquired a 55% and 85% equity interest in two investment funds (“Weibo funds”) for a total cash consideration of $22.0 million from SINA. The Weibo funds engage in investing in high-tech startups related to the Weibo business. The Group engaged an independent valuation firm to assist management in its valuation of the purchase price allocation. Since Weibo and the Weibo Funds were controlled by SINA before and after the acquisition, the transaction was accounted for as a business combination between entities under common control. In accordance with ASC Subtopic 805-50, the Group’s consolidated financial statements included the acquired assets and liabilities of the Weibo Funds at their historical carrying amounts and were prepared as if the current corporate structure had been in place throughout the periods presented.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising & Marketing	Other	Total
	(In thousands)
Balance as of December 31, 2014	$—	$11,652	$11,652
Currency translation adjustment	—	(535)	(535)
Balance as of December 31, 2015	$—	$11,117	$11,117
Currency translation adjustment	—	(851)	(851)

Balance as of December 31, 2016	$—	$10,266	$10,266

As of December 31, 2016, the Group performed a qualitative analysis on the goodwill arising from the acquisition taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. Based on the analysis, the Group decided to perform a quantitative assessment of the business unit to which goodwill belonged as of December 31, 2016. The Group engaged an independent valuation firm to assist management in its assessment of goodwill impairment, which used the income approach along with assumptions on future growth rates and discount rate. Based on the valuation results, the fair value of the business unit was above its carrying amount as of December 31, 2016. Therefore, management concluded that there was no impairment of goodwill as of December 31, 2016.

As of December 31, 2016, the Group’s intangible assets totaled $1.1 million, mainly consisted of acquired game-related platform technology and a non-compete agreement. The amortization expense for the years ended December 31, 2014, 2015 and 2016 was $1.2 million, $1.5 million and $0.7 million, respectively. As of December 31, 2016, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In thousands)
2017	$616
2018	484
2019 and thereafter	—
Total expected amortization expense	$1,100

7. Stock-Based Compensation

In August 2010, the Company adopted the 2010 Share Incentive Plan (the “2010 Plan”), which has a term of ten years and permits the grant of options, share appreciation rights, restricted shares and restricted share units of the Company to employees, directors and consultants of the Company and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. In March 2014, the 2010 Plan was terminated and all remaining shares were forwarded to the 2014 Plan.

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which was funded by the remaining 4.6 million shares from the 2010 Plan plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which have a term life of ten years, were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Each share in the 2014 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talent.

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Cost of revenues	$755	$1,196	$2,616
Sales and marketing	1,583	3,209	5,357
Product development	4,392	10,210	15,076
General and administrative	7,049	11,784	13,853

	$13,779	$26,399	$36,902

Stock based compensation related to the grants were amortized generally over four years on a straight-line basis with $13.8 million, $26.4 million and $36.9 million expensed for the years ended December 31, 2014, 2015 and 2016, respectively.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2013	4,648
Addition	1,000
Granted*	(2,951)
Cancelled/expired/forfeited	41

December 31, 2014	2,738
Addition	21,684
Granted*	(4,851)
Cancelled/expired/forfeited	646

December 31, 2015	20,217
Addition	—
Granted*	(1,917)
Cancelled/expired/forfeited	578

December 31, 2016	18,878

*         In 2014, 3.0 million restricted share units and no options were granted under the 2014 Plan. In 2015, 4.9 million restricted share units and no options were granted under the 2014 Plan. In 2016, 1.9 million restricted share units and no options were granted under the 2014 Plan.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2013	18,561	$1.17	4.3	$239,975
Granted	—	$—
Exercise	(3,697)	$0.52
Cancelled/expired/forfeited	(534)	$2.84
Repurchased	—	$—

December 31, 2014	14,330	$1.28	3.2	$185,684
Granted	—	$—
Exercise	(7,309)	$1.11
Cancelled/expired/forfeited	(718)	$3.22
Repurchased	—	$—

December 31, 2015	6,303	$1.26	2.4	$114,975
Granted	—	$—
Exercise	(3,625)	$1.10
Cancelled/expired/forfeited	(91)	$3.37
Repurchased	—	$—
December 31, 2016	2,587	$1.41	1.6	$101,403

Vested and expected to vest as of December 31, 2015	6,237	$1.24	2.4	$113,909
Exercisable as of December 31, 2015	5,649	$1.01	2.2	$104,473

Vested and expected to vest as of December 31, 2016	2,572	$1.40	1.6	$100,819
Exercisable as of December 31, 2016	2,433	$1.28	1.4	$95,678

The total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was $65.7 million, $106.2 million and $129.3 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2014, 2015 and 2016 was $14.24, $19.50 and $40.60, respectively. Cash received from the exercise of stock option during the years ended December 31, 2014, 2015 and 2016 was $1.5 million, $7.8 million and $4.2 million, respectively.

As of December 31, 2015 and 2016, unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s employees and directors was $3.9 million and $1.1 million, respectively. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 0.8 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2015
$0.36 - $0.41	4,167	$0.36	4,167	$0.36	1.7
$0.96 - $1.80	406	$1.24	406	$1.24	2.3
$3.25 - $3.36	682	$3.32	519	$3.33	3.5
$3.43 - $3.50	1,048	$3.48	557	$3.48	4.6

	6,303	$1.26	5,649	$1.01	2.2

As of December 31, 2016
$0.36 - $0.41	1,639	$0.36	1,639	$0.36	0.7
$0.96 - $1.80	79	$0.97	79	$0.97	1.2
$3.25 - $3.36	341	$3.33	338	$3.33	2.5
$3.43 - $3.50	528	$3.48	377	$3.48	3.7

	2,587	$1.41	2,433	$1.28	1.6

Restricted Share Units

Summary of Performance-Based Restricted Share Units

The following table sets forth a summary of performance-based restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2015	—	$—
Awarded	111	$27.00
Cancelled	(3)	$27.00
December 31, 2016	108	$27.00

As of December 31, 2016, there was $0.3 million unrecognized compensation cost, adjusted for estimated forfeitures, related to performance-based restricted share units granted to the Company’s employees. No performance-based RSUs were granted in 2015.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

	Shares Granted	Weighted- Average Grant Date Fair Value
	(In thousands)
December 31, 2013	800	$13.19
Awarded	2,951	$17.11
Vested	(203)	$13.19
Cancelled	(41)	$17.23
December 31, 2014	3,507	$16.44
Awarded	4,851	$12.41
Vested	(1,211)	$14.69
Cancelled	(646)	$14.18

December 31, 2015	6,501	$13.98
Awarded	1,806	$24.94
Vested	(2,274)	$14.73
Cancelled	(575)	$14.58

December 31, 2016	5,458	$17.23

As of December 31, 2016, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to the Company’s employees and directors, was $76.8 million. This cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value based on the vesting date of the restricted share units vested was $2.7 million, $17.8million and $33.5 million for the years ended December 31, 2014, 2015 and 2016, respectively.

8. Other Balance Sheet Components

	As of December 31,
	2014	2015	2016
	(In thousands)
Accounts receivable, net:
Due from third parties		$33,592	$66,701
Due from Alibaba		54,052	24,293
Due from other related parties		33,961	31,589

Total gross amount		$121,605	$122,583
Allowance for doubtful accounts:
Balance at the beginning of the year	(3,242)	(2,440)	(1,375)
Reversal (additional provision) charged to expenses, net	(2,138)	368	(7,787)
Write-off	2,940	697	2,633

Balance at the end of the year	(2,440)	(1,375)	(6,529)

		$120,230	$116,054

Prepaid expenses and other current assets:
Rental and other deposits		$3,636	$3,965
Prepayment for investments		25,574	24,953
Advertising prepayment		3,531	5,267
Prepayment to outsourced service providers		5,422	4,043
Amounts deposited by users*		—	21,203
Others		4,132	7,233

		$42,295	$66,664

Property and equipment, net:
Computers and equipment		$93,947	$94,170
Leasehold improvements		4,795	2,054
Furniture and fixtures		1,309	922
Others		1,464	1,655

Property and equipment, gross		101,515	98,801
Less: Accumulated depreciation		(78,665)	(75,985)

		$22,850	$22,816

Accrued and other liabilities**:
Payroll and welfare		$25,972	$33,786
Marketing expenses		30,035	40,968
Payroll withholding taxes		3,547	3,547
Sales rebates		19,593	31,598
Professional fees		3,127	4,255
VAT and other tax payable		23,071	35,728
Payable to other service providers		2,673	1,457
Amounts due to users*		—	21,203
Others		9,022	7,600

		$117,040	$180,142

* Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelops” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and VIP membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivables temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.

** Include amounts due to third parties, employees, related parties and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income (loss) before income taxes is as follows:

	Year Ended December 31,
	2014	2015	2016
	(In thousands, except percentage)
Income (Loss) before income tax expenses	$(64,340)	$36,780	$109,980
Loss from non-China operations	$(54,073)	$(28,016)	$(60,193)
Income (Loss) from China operations	$(10,267)	$64,796	$170,173
Income tax expense applicable to China operations	$1,128	$2,591	$4,316
Effective tax rate for China operations	(11.0)%	4.0%	2.5%

The Company generated the majority of its operating income (loss) from PRC operations and has recorded income tax provision for the periods presented. Income tax liability is calculated based on a separate return basis, as if the Group had filed separate tax returns before the Reorganization. Stock-based compensation was recorded in the Company’s loss from non-China operations. Loss from non-China operations in 2014 included a loss of $47.0 million from the change in fair value of investor option liability and in 2016 included a loss of $23.8 million from investment impairments.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to taxes in Hong Kong at 16.5% for all the periods presented. As of December 31, 2016, the Company’s Hong Kong subsidiary had a net operating loss of $1.4 million, which can be carried forward indefinitely to offset future taxable income. Also as of December 31, 2016, deferred tax assets of Weibo HK consists mainly of net operating loss carried forward, for which a full valuation allowance was provided. Management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released the qualification criteria, application procedures and assessment processes for “software enterprise,” which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction, at a rate of 12.5% for the subsequent three years. The Group’s WFOE qualifies as a software enterprise and, thus, enjoyed an income tax exemption in 2015 and 2016, as the WFOE was profitable in both years.

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

The EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a WFOE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a WFOE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the WFOE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

The operations of the Group’s WFOE in China is invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to Weibo HK. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2016, the Group did not record any withholding tax for its PRC subsidiaries.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses (benefits) of the Company’s China subsidiaries, VIE and VIE’s subsidiaries:

	Years Ended December 31,
	2014	2015	2016
	(In thousands)
Deferred tax expenses (benefits)	$866	$(977)	$(4,630)
Current income tax expenses	262	3,568	8,946

Income tax expenses	$1,128	$2,591	$4,316

Reconciliation of the statutory tax rate to the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2014	2015		2016
Statutory EIT rate	25.0%	25.0%		25.0%
Effect on tax holiday	—	(24.2	) %	(29.6)%
Permanent differences	2.2%	0.5%		1.2%
Change in valuation allowance	(38.2)%	2.7%		5.9%

Effective tax rate for China operations	(11.0)%	4.0%		2.5%

The provision for income taxes for the years ended December 31, 2014, 2015 and 2016 differs from the amounts computed by applying the statutory EIT rate primarily due to the utilization of the net operating loss of Weimeng, as it was in a profitable position in 2014, and the tax exemption of the WFOE, Weibo Technology, as a qualified software enterprise in 2015 and 2016. For the years ended December 31, 2015 and 2016, Weibo Technology was tax exempted for $15.7 million and $50.4 million, which resulted in an effect of $0.08 and $0.23, respectively, on basic net income per share.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2015	2016
	(In thousands)
Deferred tax assets:
Net operating loss carry forwards	$41,604	$32,158
Less: valuation allowance	(41,604)	(32,158)
Depreciation, accounts receivable, accrued and other liabilities	4,550	13,957
Less: valuation allowance	(3,057)	(8,576)

Net deferred tax assets	$1,493	$5,381

Deferred tax liabilities:
Acquired intangible assets	$477	$274
Depreciation	295	362
Others	566	181

Total deferred tax liabilities	$1,338	$817

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2015 and 2016 was $44.7 million and $40.7 million, respectively. The change in valuation allowance was primarily due to bad debt expenses and investment impairment charges, as well as the expiration of net operating loss carry forward. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2015 and 2016, the Group had net operating loss carry forwards totaling $160.5 million and 129.3 million, respectively, for which full valuation allowance was provided. As of December 31, 2016, the net operating loss carry forwards will expire, if unused, in the year ending December 31, 2020 through December 31, 2021.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

The following sets forth significant related party transactions with the Company:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Transactions with SINA
Revenue billed through SINA(1)	$4,057	$22,114	$39,285
Deemed contribution from SINA(2)	$61,176	$—	$—
Legal transfer of Weibo Funds and recognition of due to SINA(3)	$22,565	$—	$—
Costs and expenses allocated from SINA(4)	$42,360	$24,678	$25,703
Interest expense on amount due to SINA	$2,838	$—	$—
Repayment of amount due to SINA(5)	$276,614	$2,863	$—

(1)               For the years ended December 31, 2014, 2015 and 2016, the Group billed $4.1 million, $22.1 million and $39.3 million, respectively, to third parties through SINA.

(2)               The $61.2 million in deemed contribution from SINA represents the discount borne by SINA upon the settlement of investor options in 2014(see Note 3).

(3)               The $22.6 million relates to the amount paid by SINA for the Weibo Funds in 2014. (see Note1).

(4)               Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Company using actual cost allocation based on proportional utilization (see Note 1). In addition to the allocated costs and expenses, SINA also billed $15.1million, $29.4 million, and $20.3 million for other costs and expenses associated with Weibo’s business in 2014, 2015, and 2016, respectively.

(5)               For the year ended December 31, 2014, the Company repaid approximately $276.6 million for a loan and related interests to SINA.

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$107,587	$143,650	$57,908
Deemed contribution from Alibaba(6)	$15,300	$—	$—
Services provided by Alibaba	$128	$4,515	$13,988

(6)               The $15.3 million represents the discount borne by Alibaba upon the settlement of investor options in 2014. (see Note 3)

On April 29, 2013, affiliated entities of SINA, including the Group’s subsidiary, entered into a strategic collaboration with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. The strategic collaboration was entered into on a separate agreement from those relating to the investment in Weibo by Alibaba. For the years ended December 31, 2014 and 2015, the Group recorded advertising and marketing services revenue under the strategic collaboration with Alibaba amounting to $107.6 million and $137.4 million, respectively. The Group has continued to work with Alibaba in the area of social commerce and other areas after the expiration of the strategic collaboration agreement in January 2016. For the year ended December 31, 2016, the Group recorded $57.9 million in advertising and marketing services from Alibaba.

The following sets forth related party outstanding balance:

	As of December 31,
	2015	2016
	(In thousands)
Amount due from SINA(7)	$—	$18,565
Amount due to SINA (7)	$12,188	$—
Accounts receivable due from Alibaba	$54,052	$24,293

(7)               The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures associated with the Weibo business paid by SINA and third-party customer and supplier balances settled through SINA.

For the years ended December 31, 2014, 2015 and 2016, advertising and marketing revenues generated from other related parties were $27.6 million, $29.2 million and $45.6 million, respectively, and other revenues from other related parties were $1.5 million, $2.1 million and $0.6 million, respectively. For the years ended December 31, 2014, 2015 and 2016, the Group received promotional services from other related parties amounting to approximately $11.2 million, $7.8 million and $10.6 million, respectively. As of December 31, 2015 and 2016, amount due from other related parties was $33.9 million and $30.1 million, respectively, and accrued and other liabilities due to other related parties were $8.0 million and $9.3 million, respectively.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIE and VIE’s subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2014, 2015 and 2016, the Group’s total contribution was $27.2 million, $29.7 million and $31.4 million, respectively.

12. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options, RSUs and preferred shares are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the year ended December 31, 2014, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net loss per share were 17.8 million. For the years ended December 31, 2015 and 2016, options to purchase ordinary shares and RSUs of 9.8 million and 8.1 million, respectively, were recognized as dilutive factors and included in the calculation of diluted net income per share. For the years ended December 31, 2014, 2015 and 2016, no preferred shares were included in the calculation of diluted net income (loss) per share of the Group, as all preferred shares converted into ordinary shares during the Group’s IPO in April 2014.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(In thousands, except per share data)
Basic net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to Weibo	$(65,325)	$34,745	$108,027
Denominator:
Weighted average ordinary shares outstanding	186,878	208,163	214,745
Basic net income (loss) per share attributable to Weibo	$(0.35)	$0.17	$0.50

Diluted net income (loss) per share calculation:
Numerator:
Net income (loss) attributable for calculating diluted net income (loss) per share	$(65,325)	$34,745	$108,027
Denominator:
Weighted average ordinary shares outstanding	186,878	208,163	214,745
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	—	8,572	4,334
Unvested restricted share units	—	1,183	3,780
Shares used in computing diluted net income (loss) per share attributable to Weibo	186,878	217,918	222,859
Diluted net income (loss) per share attributable to Weibo	$(0.35)	$0.16	$0.48

13. Segment Information

The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and other services. Information regarding the business segments provided to the Group’s chief operating decision makers (“CODM”), its Chief Executive Officer, is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As substantially all of the Group’s revenues are derived from within the PRC and substantially all of the Group’s long-lived assets are located within the PRC, no geographical information is presented.

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Other	Total
	(In thousand)

Year ended December 31, 2014	$264,782	$69,390	$334,172

Year ended December 31, 2015	$402,415	$75,476	$477,891

Year ended December 31, 2016	$570,982	$84,818	$655,800

14. Profit Appropriation and Restricted Net Assets

The Company’s subsidiaries, VIE and VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s WFOE, its subsidiaries have to make appropriations from their after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Group’s discretion. At the same time, the Company’s VIE, in accordance with the China Company Laws, must make appropriations from their after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective company. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2015 and 2016, the Group accrued approximately $7.1 million and $28.0 million in the reserve fund, as Weimeng and Weibo Technology were both profitable in 2015 and 2016.

Under the PRC laws and regulations, the subsidiaries, VIE and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIE for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiaries, VIE and VIE’s subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Net assets subject to restriction for the Group amounted to $231.5 million, or 31% of the Group’s total consolidated net assets as of December 31, 2016.

15. Financial Instruments

Fair Value

The following table sets forth the financial instruments measured at fair value by level within the fair value hierarchy as of December 31, 2015 and 2016:

	Fair Value Measurements
	(in thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2015:
Bank time deposits*	$149,532	$—	$149,532	$—
Available-for-sale securities**	12,831	12,831	—	—

Total	$162,363	$12,831	$149,532	$—

As of December 31, 2016:
Bank time deposits*	$31,188	$—	$31,188	$—
Available-for-sale securities**	5,274	5,274	—	—

Total	$36,462	$5,274	$31,188	$—

*  Included in cash and cash equivalents and short-term investments on the Group’s consolidated balance sheets.

** Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures bank time deposits, available-for-sale securities and investor option liability at fair value on a recurring basis.

The fair value of the Group’s available-for-sale securities are determined based on the quoted market price (Level 1). The fair value of the Group’s bank time deposits are determined based on the quoted market price for similar products (Level 2). The investor option liability, which enables Alibaba to purchase additional ordinary shares and increase its ownership in Weibo up to 30% on a fully-diluted basis (see Note 1 Reorganization), is measured using significant unobservable inputs (Level 3) when determining its fair value.

The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. For the years ended December 31, 2014, 2015 and 2016, impairment related to available-for-sale securities was nil, nil and $4.8 million, respectively (see Note 5 for further information).

Immediately prior to Alibaba’s exercise of the option, the fair value of investor option liability was $76.5 million. The option was fully exercised by Alibaba upon the Group’s IPO in April 2014. For the year ended December 31, 2014, a $47.0 million loss was recognized as subsequent change in fair value when marked to market in the Group’s consolidated statements of comprehensive income (loss).

Non-recurring

The Group measures certain financial assets, including investments under the cost method and equity method, at fair value on a non-recurring basis only if an impairment charge is recognized.

The fair value of the Group’s privately held investments are determined using the income approach with unobservable inputs, such as the investee company’s historical financial results and assumptions about future growth rates, which require significant judgment to determine, and the market approach based on market participants’ price quote for the investment. As of December 31, 2015 and 2016, certain privately held investments under the cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $2.5 million, $8.0 million and $35.4 million for the years ended December 31, 2014, 2015 and 2016, respectively, (see Note 5 for further information). The fair value of the privately held investments was measured based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, which ranged from 20% to 22%.

The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group concluded that no write-down was warranted for the years ended December 31, 2014, 2015 and 2016, respectively.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2018. For the year ended December 31, 2014, 2015 and 2016, lease expense was $14.9 million, $15.5 million and $14.4 million, respectively. Based on the current rental lease agreements, future minimum lease payments required as of December 31, 2016 was as follows:

Operating lease commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2016:	$32,804	$7,217	$13,127	$12,460	$—

Purchase commitments mainly include minimum commitments for internet connection and marketing activities.

Purchase commitments as of December 31, 2016 was as follows:

Purchase commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2016:	$227,247	$185,615	$41,517	$115	$—

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

As of December 31, 2015 and 2016, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Group, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of Weibo Corporation

Balance Sheets

(In thousands, except for par value)

	As of December 31,
	2015	2016

ASSETS
Current assets:
Cash and cash equivalents	$60,810	$7,235
Short-term investments	98,284	30,401
Prepaid expenses and other current assets	5,905	5,682

Total current assets	164,999	43,318
Long-term investments	256,059	349,502
Investment in subsidiaries, VIE and VIE’s subsidiaries	210,325	367,114
Amount due from SINA	1,002	89

Total assets	$632,385	$760,023

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued and other liabilities	$10,666	$6,132
Long-term Liabilities	1,047	666

Total liabilities	$11,713	$6,798

Commitments and contingencies

Shareholders’ equity:
Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated)authorized; 212,177 and 218,076 shares (including 109,155 Class A ordinary shares and 108,921 Class B ordinary shares) issued and outstanding as of December 31, 2015 and 2016, respectively.	$53	$55
Additional paid-in capital	938,922	979,805
Accumulated other comprehensive loss	(10,635)	(26,994)
Accumulated deficit	(307,668)	(199,641)

Total shareholders’ equity	620,672	753,225

Total liabilities and shareholders’ equity	$632,385	$760,023

Condensed Financial Information of Weibo Corporation

Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,
	2014	2015	2016

Operating loss	$(1,086)	$(1,279)	$(1,891)
Interest and other income (expenses), net	5,034	4,759	1,763
Investment related impairment	—	—	(23,822)
Change in fair value of investor option liability	(46,972)	—	—
Other income (loss), net
Share of income (loss) of subsidiaries, VIE, and VIE’s subsidiaries	(22,301)	31,265	131,977

Net income (loss) attributable to Weibo	(65,325)	34,745	108,027

Other comprehensive loss
Currency translation adjustments(net of tax of nil, nil, and nil for 2014, 2015 and 2016, respectively)	(1,227)	(7,601)	(18,624)
Available-for-sale securities:
Change in unrealized loss from available-for-sale securities (net of tax of nil, nil, and nil for 2014, 2015, and 2016, respectively)	(2,067)	(198)	(2,557)
Reclassification adjustment for net loss included in net income (loss) (net of tax of nil, nil, and nil for 2014, 2015, and 2016, respectively)	—	—	4,822
Net change, net of tax	(2,067)	(198)	2,265

Total comprehensive income (loss)	$(68,619)	$26,946	$91,668

Condensed Financial Information of Weibo Corporation

Statements of Cash flow

(In thousands)

	2014	2015	2016

Net cash provided by (used in) operating activities	$(627)	$5,317	$1,025
Purchase of short-term investments	(230,161)	(148,863)	(30,046)
Maturity of short-term investments	321,208	218,762	97,798
Investments and prepayments on equity investments	(15,096)	(247,200)	(120,000)
Investment in subsidiaries	(68,873)	(4,978)	(6,535)
Net cash provided by (used in) investing activities	7,078	(182,279)	(58,783)
Proceeds from IPO, net of commission	301,270	—	—
Repayment of amount due to SINA	(255,688)	—	—
Proceeds from employees options exercised	1,508	7,822	4,183
Others	(6,462)	—	—
Net cash provided by financing activities	40,628	7,822	4,183

Net increase (decrease) in cash and cash equivalents	$47,079	$(169,140)	$(53,575)

Cash and cash equivalents at the beginning of year	$182,871	$229,950	$60,810
Cash and cash equivalents at the end of year	$229,950	$60,810	$7,235
Supplemental schedule of non-cash investing and financing activities
Investment in subsidiaries and VIE directly financed by SINA	$6,413	$17,582	$18,277