Form 20-F
period 2017-12-31
WEIBO Corp
filed 2018-04-26
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Fei Cao, Vice President, Finance Phone: +86 10 5898-3095 Facsimile: +86 10 8260-8888 8/F, QIHAO Plaza, No. 8 Xinyuan S. Road, Chaoyang District Beijing 100027, People’s Republic of China
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

Not Applicable
(Title of Class)

As of December 31, 2017, there were 222,705,874 ordinary shares outstanding, par value $0.00025 per share, being the sum of 120,926,916 Class A ordinary shares and 101,778,958 Class B ordinary shares.

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

•                  “MAUs” refers to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;

•                  “DAUs” refers to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;

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

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate on December 29, 2017 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2015, 2016 and 2017 and our selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data presented below for the years ended December 31, 2013 and 2014 and our selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$96,976	$129,644	$207,657	$428,275	$780,545
Alibaba	49,135	107,587	143,650	57,908	84,688
SINA and other related parties	2,315	27,551	51,108	84,799	131,512
Subtotal	148,426	264,782	402,415	570,982	996,745
Value-added services revenues	39,887	69,390	75,476	84,818	153,309
Total revenues	188,313	334,172	477,891	655,800	1,150,054
Costs and expenses:
Cost of revenues(1)	59,891	83,599	141,960	171,231	231,255
Sales and marketing(1)	63,076	120,361	126,059	148,283	275,537
Product development(1)	100,740	125,832	143,444	154,088	193,393
General and administrative(1)	23,214	26,483	28,925	41,218	42,315
Total costs and expenses	246,921	356,275	440,388	514,820	742,500
Income (loss) from operations	(58,608)	(22,103)	37,503	140,980	407,554
Income (loss) from equity method investments	(1,236)	(5)	(6)	(130)	1,030
Realized gain from investments	397	481	944	534	14
Investment related impairment	(2,526)	(2,521)	(8,005)	(40,161)	(4,747)
Remeasurement gain upon obtaining control	3,116	—	—	—	—
Interest and other income (expenses), net	(2,871)	6,780	6,344	8,757	13,260
Change in fair value of investor option liability	21,064	(46,972)	—	—	—
Income (loss) before income tax expenses	(40,664)	(64,340)	36,780	109,980	417,111
Less: Income tax expenses	271	1,128	2,591	4,316	66,746
Net income (loss)	(40,935)	(65,468)	34,189	105,664	350,365
Less: Net loss attributable to the non-controlling interests	(1,145)	(143)	(556)	(2,363)	(2,225)
Net income (loss) attributable to Weibo’s ordinary shareholders	(39,790)	(65,325)	34,745	108,027	352,590

Net income (loss)	(40,935)	(65,468)	34,189	105,664	350,365
Other comprehensive income (loss)
Currency translation adjustments	(174)	(1,450)	(7,874)	(18,898)	37,822
Available-for-sale-securities:
Change in unrealized loss from available-for-sale securities	—	(2,067)	(198)	(2,557)	(995)
Reclassification adjustment for net loss included in net income (loss)	—	—	—	4,822	—
Net change	—	(2,067)	(198)	2,265	(995)
Total comprehensive income (loss)	(41,109)	(68,985)	26,117	89,031	387,192
Less: Comprehensive loss attributable to non-controlling interests	(888)	(366)	(829)	(2,637)	(1,926)
Comprehensive income (loss) attributable to Weibo’s ordinary shareholders	$(40,221)	$(68,619)	$26,946	$91,668	$389,118
Shares used in computing net income (loss) per share attributable to Weibo’s ordinary shareholders:
Basic	146,820	186,878	208,163	214,745	220,555
Diluted	146,820	186,878	217,918	222,859	225,363
Income (loss) per ordinary share:
Basic	$(0.27)	$(0.35)	$0.17	$0.50	$1.60
Diluted	$(0.27)	$(0.35)	$0.16	$0.48	$1.56
Income (loss) per ADS(2):
Basic	$(0.27)	$(0.35)	$0.17	$0.50	$1.60
Diluted	$(0.27)	$(0.35)	$0.16	$0.48	$1.56

(1)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(in $ thousands)
Cost of revenues	4,253	755	1,196	2,616	3,716
Sales and marketing	6,150	1,583	3,209	5,357	8,264
Product development	9,209	4,392	10,210	15,076	21,879
General and administrative	11,630	7,049	11,784	13,853	14,178
Total	31,242	13,779	26,399	36,902	48,037

(2)         Each ADS represents one Class A ordinary share.

	As of December 31
	2013	2014	2015	2016	2017
	(in $ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	249,099	284,865	237,440	364,766	1,000,953
Short-term investments	252,342	166,414	98,439	31,188	791,730
Amount due from SINA	—	—	—	18,565	16,356
Total assets	629,436	703,514	839,189	1,036,944	2,561,819
Amount due to SINA	285,226	24,279	12,188	—	—
Investor option liability	29,504	—	—	—	—
Convertible debt	—	—	—	—	879,983
Total liabilities	387,796	136,124	211,160	279,586	1,367,025
Mezzanine equity	479,612	—	—	—	—
Ordinary shares	37	51	53	55	56
Additional paid-in capital	31,352	904,402	938,922	979,805	1,030,048
Retained earnings (Accumulated deficit)	(277,088)	(342,413)	(307,668)	(199,641)	152,949
Non-controlling interests	7,269	8,186	7,357	4,133	2,207
Total shareholders’ equity (deficit)	(237,972)	567,390	628,029	757,358	1,194,794

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

The growth of our active user base and the level of user engagement are critical to our success. We had 392 million MAUs and 172 million average DAUs in December 2017. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to attract users or increase their engagement. A number of user-oriented websites that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

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

•                  users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance, prominence, format and quality of the advertisements displayed on our platform;

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

We have undertaken various initiatives to stimulate the growth of our users and user engagement. For instance, in addition to the microblogging service with which Weibo originally started, we have added new functionalities, such as short videos, live streaming and interest-based information feeds, which we believe have helped broaden our appeal and generate more user traffic and engagement. However, there can be no assurance that these and other strategies will continue to be effective. If we are unable to increase our user base and user engagement, our platform could be less attractive to potential new and existing users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in user traffic and user engagement.

Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users and platform partners. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on Weibo, and that access to rich content is one of the main reasons users visit Weibo. We seek to foster a broader and more engaged user community, and we encourage influencers, such as celebrities, KOLs and other public figures, and platform partners, such as multi-channel networks, (“MCNs”), media outlets and organizations with media rights, to use our platform to express their views and share interesting, and high quality content.

Among all our users, influencers have been contributing increasingly interesting and attractive contents on our platform. We provide these content creators with the opportunity to monetize their social assets on Weibo through advertising, e-commerce, paid-subscription, tipping and other means. If content creators do not see significant value from their social marketing activities on Weibo and find monetization on Weibo inadequate, we may have to subsidize them through direct content cost payout, which may have an adverse and material impact on our business and operating results. Alternatively, content creators may choose to switch to other platform and contribute less or no content to Weibo, which may cause our user base and user engagement to decline and our customers view our products and services less attractive for advertising and marketing purposes and consequently reduce their advertising spending on our platform.

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

We work with application marketplaces, such as Apple’s App Store, Baidu Mobile Assistant and 360 Mobile Assistant, to drive downloads of our mobile applications. In the future, Google (Android), Apple or other operators of application marketplaces may make changes to their marketplaces and make access to our products and services more difficult. We also partner with internet search engines, navigation sites and web browsers, such as Baidu, Sogou, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our applications and websites. For example, when a user types an inquiry into a search engine, we rely on high organic ranking of our webpages in these search results referring the user to our website. Internet search engines may modify their search algorithms, our competitors’ search engine optimization efforts may become more successful than ours, and other factors uncontrollable to us may cause our search result ranking to decline and adversely impact traffic to our platform. Similarly, navigation websites or web browsers may make decisions that result in directing less traffic to our platform. Due to intense competition in the marketplace, app preinstall partners may raise prices to a point where it becomes cost prohibitive for us to rely on them for Weibo user activation, or they may decide to discontinue their services to us altogether. Any reduction in the traffic directed to our mobile applications or websites from our channel partners, including application marketplaces, internet search engines, navigation sites, app preinstall partners and web browsers, could have a material adverse impact to our business and operating results and ultimately to our stock price.

If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, including Tencent, Baidu and NetEase, as well as new players in China who provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content. In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Laiwang, Douban and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix New Media and Bytedance; (iii) multi-media apps (photo, short video, live streaming, etc.), such as Momo, Kuaishou, YY, Youku Tudou, iQiyi, Tencent Video, Paipai, Bytedance and Meipai.

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

•                  the frequency, relevance and relative prominence of the advertisements displayed by us or our competitors;

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

We generate a substantial majority of our revenues from online advertising and marketing, which is novel and sometimes considered unproven. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

We started to generate revenues in 2012 through advertising and marketing services, and to a less extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for 87% of our revenues in 2017. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could be materially harm our business.

Compared with traditional advertising and marketing solutions, online advertising and marketing services are still new and sometimes considered experimental. In addition, we, as well as the whole industry, are endeavoring to develop novel forms of advertising and marketing services. As a result, we cannot guarantee that the advertising and marketing strategies we have adopted can generate sustainable revenues and profit. Particularly, as is common in the industry, our advertising and marketing customers do not have long-term commitments with us. In addition, some potential new customers may view our advertising and marketing services as unproven, and we may need to devote additional time and resources to convince them. Customers will not continue to do business with us or may only be willing to advertise with us at reduced prices if we do not deliver advertising and marketing services in an effective manner, or if they do not believe that their investment in advertising and marketing with us will generate a competitive return relative to alternative advertising platforms.

Our ability to add new customers and increase spending of existing customers can be particularly affected by our ability to provide timely and reliable measurement analysis of customers’ advertising campaigns on Weibo, as some customers, especially key accounts, rely on advertisement measurement to evaluate advertising effectiveness. We are working with third-party measurement firms to provide these data services to our customers but the online advertisement measurement market in China is nascent. We cannot assure you that our measurement partners will be able to provide measurement to the satisfaction of our customers. If our customers are unable to obtain measurement results on their marketing campaigns on Weibo to their satisfaction, our customers may be less willing to maintain or expand their advertising spending on our platform, and our financial conditions, results of operations and prospects may be materially and adversely affected.

We also need to adapt our advertising and marketing service offerings to the way users consume contents on our platforms. We introduced mobile-adapted promoted marketing solutions, such as promoted feeds, in 2013 to small and medium-sized enterprises, or SMEs, and to key accounts in 2014, as users become to access our mobile products as a substitute for access through PC. Approximately 93% of our MAUs in December 2017 accessed Weibo through mobile devices at least once during the month, therefore we believe our ability to further grow our revenues would be dependent on the successful adoption of our mobile monetization. In addition to devices, users’ preferences on content format are also evolving. Online content in video format has become increasingly prevalent in recent years. If we are unable to adapt our products and services for the video environment and develop products and services to generate video advertising revenues, especially for the mobile environment, our results of operations and prospects may be materially and adversely affected.

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

•                  the timing and market acceptance of our advertising and marketing products and services, including breadth, quality and variety of our advertisement formats and features and those of our competitors;

•                  the effectiveness of our advertisement targeting capabilities, and those of our competitors;

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

•                  the effectiveness of our performance-based advertisements and real-time bidding system relative to those of our competitors;

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

•                  increase demand for value-added services, such as game-related services, data licensing and VIP membership;

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

Alibaba is our largest customer and an important strategic partner. If we fail to maintain our collaboration with Alibaba, our results of operations and growth prospect may be adversely and materially affected.

In April 2013, we formed a strategic collaboration with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba’s e-commerce platforms to better connect and build relationships with our users. The strategic collaboration generated approximately $294 million in advertising and marketing revenues from 2013 to 2015 and accounted for approximately 30% of our revenues for this period. Although revenue contribution by Alibaba has declined as a percentage to our total revenue—as a result of the rapid growth of our business scale as well as our strategy to diversify revenue sources after the strategic collaboration agreement expired in early 2016—Alibaba still remains as our largest customer, and more importantly we rely on them to enable us to offer e-commerce advertising solutions to merchants on Alibaba’s platforms. If we are unable to maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible further decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

Our future performance depends in part on support from our platform partners, particularly copyright content providers and multi-channel networks.

Although most of the content on our platform come from individual users, platform partners have become an increasingly important source of high quality content. We believe user engagement with our products and services depends in part on the quality of applications and content generated by our platform partners, particularly copyright content providers and multi-channel networks, or MCNs. Copyright content provider have traditionally been an important source of premium content on our platform. Meanwhile, as content on our platform expands into various new formats, such as short videos, the role of MCNs as talent agencies for professional content creators is becoming increasingly important. We have built a large network of MCNs in different domains, such as e-commerce and video, and we rely on these platform partners to incubate and grow content creators so that they share more quality content on Weibo. If we are unable to enjoy continued collaboration with copyright content providers and expand our network of MCNs and incentivize them to share more content, our content offerings may not be as robust and competitive and our user base and user engagement may be adversely and materially affected.

We also work closely with third-party developers to build Weibo-integrated applications to enhance Weibo’s functionalities. Such existing and prospective developers may not be successful in building, growing, or monetizing mobile and/or web applications that create, maintain and enhance user engagement. Additionally, developers may choose to build on other platforms rather to integrate with Weibo. We are continuously seeking to balance the distribution objectives of our developers with our desire to provide an optimal user experience, and we may not be successful in achieving a balance that continues to attract and retain such developers. If we are not successful in our efforts to continue to grow the number of developers that choose to build products that integrate with Weibo or if we are unable to continue to build and maintain good relationships with such developers, our user growth and user engagement and our financial results may be adversely and materially affected.

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

As we strive to broaden our user base, increase user engagement, and develop new features and products, we often have to proactively devote significant resources to accommodate future growth and to meet market demand. If market condition changes or we misjudged future demand, however, we may incur high costs and expenses relative to our return, which could negatively affect our operating results. In addition, copyright content is costly and the competition for it is fierce. Mismanagement of copyright content purchase and usage, such as focus on content that turn out to be less popular or loss of valuable copyright content to competitors, may lead to a disproportional increase in expenses and adversely affect our business.

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

•                  changes in U.S. GAAP and the related policies, guidance or interpretations;

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

“Spam” on Weibo refers to a range of abusive activities that are prohibited by our terms of service and is generally defined as unsolicited actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate feeds, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, adding users to lists, sending unsolicited invitations, reposting feeds and favoring feeds to inappropriately attract attention. Our terms of service also prohibit the creation of serial or bulk accounts, both manually or using automation, for disruptive or abusive purposes, such as to post spam or to artificially inflate the popularity of users seeking to promote themselves on Weibo. Although we continue to invest resources in reducing spam on Weibo, we expect spammers will continue to seek ways to act inappropriately on our platform. In addition, we expect that increases in the number of users on our platform will result in increased efforts by spammers to misuse our platform. We continuously combat spam, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. Our actions to combat spam require the diversion of significant time and focus of our engineering team from improving our products and services. If we are unable to effectively manage and reduce spam on Weibo, our reputation for delivering relevant content could be damaged, user engagement could decline and our operational costs could increase.

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

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-party developers’ access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third-parties, which could expose us to legal and regulatory risks and seriously harm our business.

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

As of December 31, 2017, the total amount of our goodwill and intangible assets was $13.9 million, respectively. A substantial portion of the goodwill and intangible assets arose from our past acquisition of several game development businesses, therefore we may have to reassess and even record impairment loss if gaming industry prospects deteriorate.

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

We have adopted share incentive plans in August 2010 and March 2014. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2015, 2016 and 2017, we recorded $26.4 million, $36.9 million and $48.0 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

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

We periodically review our long-term investments in publicly traded companies and privately held companies for impairment. If we conclude that any of these investments is impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2015, 2016 and 2017, we recognized an impairment charge of $6.6 million, $36.4 million and $4.7 million, respectively, on the carrying value of our long-term investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2017, our long-term investments included $448.1 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In October 2017, we issued $900 million principal amount of convertible senior notes due 2022, which we refer to as 2022 Notes in this annual report. The notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018, and will mature on November 15, 2022. We may not have sufficient funds to pay the interest or fulfill other obligations under the notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face fax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•                  our financial condition, results of operations and cash flows;

•                  general market conditions for financing activities by internet companies; and

•                  economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes. If we fail to pay interest on the notes, we will be in default under the indenture governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

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

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. For example, the Trademark Review and Adjudication Board, or the TRAB, made a decision on July 28, 2017 to cancel a registered trademark of Weibo Interactive, “” due to the lack of the proof of use. We have appealed the TRAB’s decision with Beijing Intellectual Property Court. On December 25, 2017, Beijing Intellectual Property Court made the first instance judgment, lifted the TRAB’s decision and determined that the TRAB shall make a new decision on the application for review regarding the trademark. If TRAB’s new decision is not in favor of us, Weibo Interactive might have to change its trademark.

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

We may face certain risks related to financial products available on our Weibo wallet

Weibo wallet enables users to purchase different types of products and services, including financial services and products offered by our platform partners. Chinese government has tightened regulation of online financing services since mid-2015. It has issued numerous laws and regulations governing online financial service. For example, on April 3, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued the Notice on Strengthening the Rectification and Inspection of Asset Management Operations via the Internet. This notice requires any entity that issues and sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. Operators without such license will be held to have raised funds illegally, and even subject to criminal charges in serious instances. Under this notice, current operators found in violation of applicable requirements must cease all sales of financial products and terminate or otherwise wind-down all outstanding transactions before the end of June 2018. This notice further requires that Internet platforms not act as proxies for any kind of trading or sale of financial products of operators not holding the required licensing and approvals. If any of the financial products available on our Weibo wallet are found in violation of the relevant regulations and laws, we may face warnings, fines, confiscation of illegal gains, license revocations and discontinue of the relevant business, our business, financial condition and operating results could be adversely affected.

We have limited business insurance coverage.

The insurance industry in China is still young and the business insurance products offered in China are limited. We have limited business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

We face risks related to health epidemics and natural disasters.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Beijing, where most of our management and many employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

Prior to the establishment of Weibo Corporation in 2010, the operations of our social media business were carried out by companies owned or controlled by SINA. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows that were directly attributable to our social media business whether held or incurred by SINA or by us. Only those assets and liabilities that are specifically identifiable to our business are included in our consolidated balance sheets. With respect to costs of operations of the social media business, an allocation of certain costs and expenses of SINA were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues, infrastructure usage metrics, and labor usage metrics among other things attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because SINA did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA” for our arrangements with SINA and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. Therefore, you should not view our historical results as indicators of our future performance.

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

SINA held 45.6% of our ordinary shares, representing 71.6% of our total voting power as of March 31, 2018. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” separately issued by the State Council, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The Variable Interest Entity (“VIE”) structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Weimeng and Its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” Under the draft Foreign Investment Law, variable interest entities, or VIEs, that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal. The internet content services, which we conduct through Weimeng, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries issued by the National Development and Reform Commission and the Ministry of Commerce in June 2017, or the Catalogue.

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

We may lose the ability to use and enjoy assets held by Weimeng that are important to the operation of our business if Weimeng declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

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

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security stops the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Cyberspace Administration of China, or CAC, set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content.

Although we attempt to monitor the content posted by users on our platform, we are not able to effectively control or restrict content generated or placed on our platform by our users. In particular, with the growing popularity of multimedia content, such as photos, videos and live streaming, and long-form articles on our platform, content monitoring becomes much more complicated and challenging than text-based feeds. In March 2012, we had to disable the Comment feature on our platform for three days to clean up feeds related to certain rumors. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit, prevent, or eliminate the dissemination of such information on our platform. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. In this respect, we have been subject to several penalty decisions by CAC due to information transmitted on our platform. In all cases, we have cooperated with the relevant government authorities to take corrective measures.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security.  The Cyber Security Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption.  The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued.

We do not believe that we are an operator of “critical information infrastructure” as defined in the Cyber Security Law. However, there is no assurance that we may not be considered an operator of “critical information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the ultimate interpretation and implementation of the Cyber Security Law. If we are considered as an operator of “critical information infrastructure”, the Cyber Security Law could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We are required to verify the identities of all of our users who post on Weibo, but have not been able to do so, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of the National People’s Congress, which came into effect on June 1, 2017, we will also be required to verify users’ real identities when they sign up. Further, both the Administrative Measures on Group Chat Service and the Administrative Measures on Internet User Public Account Information Service require verification of user’s real identity, both of which were issued on September 7, 2017 and became effective on October 8, 2017. The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of the registrations in which user identity information was provided were rejected because they do not match the Chinese government database.

We have made significant efforts to comply with the user verification requirements. However, for reasons including existing user behaviors, the nature of the microblogging product and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo. We are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo, a written warning, suspension or termination of Weibo operations, fines, revocation of licenses or business license, or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on the trading price of our ADSs.

Regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.

Internet content regulation in China is continuously evolving, which can and does sometimes result in sustained periods of enhanced enforcement of content censorship, cyber security reviews, user privacy compliance, and internet financial services oversight. In recent months, relevant regulators have ordered the suspension or significant curtailment of four of China’s most popular news content apps as well as one of the most popular humor platforms, all in connection with content being shared or accessed by users.

In a period of enhanced scrutiny of internet content, we may be become the target of regulatory investigations or audits in connection with products or services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users. During such investigation, some or all of our products, services, features or functionalities could be terminated, and our Apps could be removed from relevant App stores. It is also possible that a regulatory investigation could result in changes to our policies or practices, could result in reputational harm, prevent us from offering certain products, services, features or functionalities, cause us to incur substantial costs, or require us to change our business practices in a manner materially adverse to our business.

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

Weimeng holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. Weimeng is currently in the process of applying for an internet publishing permit. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Online Game Operations and Cultural Products.” In addition, companies engaging in internet broadcasting activities must first obtain an audio/video program transmission license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a public notice stating that it had requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies. In August 2017, Beijing Integrated Law Enforcement on the Cultural Market issued two Decisions on Administrative Penalty to Weimeng, each of which imposed a warning and a fine of RMB30,000 ($4,425) on Weimeng on the grounds that, during the period from February 2016 to August 2017, Weimeng carried on internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. Currently, audio/video programs posted on Weibo are delivered through third-party video websites, and we have cooperated with the relevant government authorities to take corrective measures, including clearly indicating the third-party websites that are delivering audio/videos contents for Weibo users. However, there can be no assurance that there will not be any further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption. Further, we may need to apply for an internet news publication license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet News Dissemination.” If we fail to obtain such licenses or any additional licenses required by new laws and regulations in a timely manner or at all, we could be subject to liabilities, penalties and operational disruption.

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

In addition, if we were to be classified as a PRC “resident enterprise” for PRC enterprise income tax purpose, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from the sale of our shares and ADSs may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares and ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident shareholders, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, the qualification of which was renewed on December 3, 2013. Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Its qualification as a “software enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. Weibo Technology was exempted from income tax in 2016 and enjoyed a reduced tax rate at 12.5% in 2017. If Weibo Technology fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets.  SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

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

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. In the future, we may conduct acquisitions or disposals of properties that may involve complex corporate structures. If the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 7, our income tax expenses associated with such potential transactions may be increased, which may have a material adverse effect on our financial condition and results of operations.

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

As of December 31, 2017, we had approximately $1.79 billion in cash and cash equivalent, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Select Market on April 17, 2014, the trading price of our ADSs has ranged from US$8.78 to US$142.12 per ADS, and the last reported trading price on April 25, 2018 was US$108.88 per ADS.  The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including (but not limited to) the following:

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

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 45.6% of our total issued and outstanding ordinary shares and 71.6% of the voting power of our outstanding shares as of March 31, 2018. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We may be classified as a passive foreign investment company under U.S. federal income tax law, which could result in adverse consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets, and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ended December 31, 2017 and do not expect to be a PFIC for our current taxable year or for the foreseeable future. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Weimeng as being owned by us for U.S. federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Weimeng for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and cash. Under circumstances where we determine not to expend significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of, and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we would generally continue to be treated as a PFIC for all succeeding years during which such holder held our notes, ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of acquiring, holding, and disposing of the ADSs or Class A ordinary shares if we are or become classified as a PFIC. For more information see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2018 Revision) and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognise and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

As a holder of our ADSs, you will not have any right to attend general meetings of our shareholders or to cast any votes directly at such meetings.  You will only be able to exercise the voting rights which attach to the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying shares at any general meeting of our shareholders unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.  Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the shares underlying your ADSs, and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give instructions to the depositary as to how to vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depositary as to how to vote the shares underlying your ADSs at any particular shareholders’ meeting, the depositary will give us (or our nominee) a discretionary proxy to vote the ordinary shares underlying your ADSs at the shareholders’ meeting unless:

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

The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depositary as to how to vote the shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

Conversion of our convertible notes may dilute the ownership interest of existing shareholders.

We issued $900 million principal amount of convertible senior notes due 2022 in October 2017. The conversion of some or all of the notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ADSs.

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

In April 2014, our company completed the initial public offering and has been listed on the NASDAQ Global Selected Market since then. Our company was incorporated under the laws of the Cayman Islands and is headquartered in Beijing, China. With offices throughout mainland China and Hong Kong, our principal place of operations is located at QIHAO Plaza, No. 8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China. Our telephone number is +86 10 5898-3017.

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

In October 2017, we issued $900 million principal amount of convertible senior notes due 2022. The notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. Holders of the notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on November 11, 2022. The notes will mature on November 15, 2022. The notes will be convertible into our ADSs, at the option of the holders, based on an initial conversion rate of 7.5038 ADSs per $1,000 principal amount of notes.

B.                                    Business Overview

Overview

Weibo is a leading social media platform for people to create, distribute and discover content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Since our inception in 2009, Weibo has amassed a large user base. In December 2017, Weibo had 392 million MAUs and 172 million average DAUs, increasing from 313 million MAUs and 139 million average DAUs in December 2016, and 236 million MAUs and 106 million average DAUs in December 2015.

Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multimedia and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. The simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

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

In addition to users, Weibo’s ecosystem includes customers and platform partners:

•                  Customers. We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers ranging from large companies to SMEs, including social display advertisement and promoted marketing offerings. Our native promoted marketing offerings allow customers to reach a targeted audience based on the social interest graph, or SIG, of our users. In addition, our customers can benefit from the potential viral effect of their promoted feeds generated from the public and distributed nature of our platform, commonly known as “earned media.”

•                  Platform Partners. We have attracted a large number of platform partners, including organizations with media rights, MCNs, self-medias and app developers. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties and integrate products and applications with our platform, enriching the experience of our users while increasing our monetization opportunities.

While we distinguish among users, customers and platform partners in classifying our products and analyzing our revenues, the same person or organization may simultaneously be included in two or more of the categories.

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed a SIG recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With the high information-density of Chinese characters and users’ ability to personalize content information feed, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Approximately 93% of our MAUs in December 2017 accessed Weibo from mobile devices at least once during the month, and mobile advertising revenues accounted for approximately 76% of our advertising and marketing revenues in 2017.

We began monetization on our platform in 2012, and we have since experienced rapid revenue growth. Our revenues increased from $477.9 million in 2015 to $655.8 million in 2016 and further to $1,150.1 million in 2017, representing a CAGR of 55.1%. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as membership fees. In 2017, revenues generated from advertising and marketing services accounted for 86.7% of our revenues.

Products and Services

Our product categories include those for users, advertising and marketing customers and platform partners.

Products for Users

Our product development approach is centered on building simple and useful tools to enable our users to access Weibo to discover, create, and distribute content and interact with others on our platform in real time. We employ a “mobile first” philosophy and have designed our platform around the capabilities of mobile devices. We introduced the first generation of Weibo mobile app in the first quarter of 2010. Our app is compatible with all major mobile operating systems, including Android, iOS and others, and is accessible through mobile apps, mobile websites, computer apps and computer websites. Users can watch videos, read articles, discover hot information feeds and interest-based topics after installing Weibo app or when visiting Weibo websites. Users registered with a Weibo account can set up their account information, post feeds, upload short videos and post articles. Users can also interact between themselves on our platform by following, reposting, adding comments, sending private messages and through other channels.

Our users range from ordinary people to celebrities, businesses, government agencies and other organizations.

Discovery Products. We offer the following products to help users discover content on our platform:

•                  Information Feed. We organize and present users with information feed in different forms. Among all, two most important and most frequently browsed are relationship-based information feed (follow model) and interest-based information feed, both of which reside on users’ home page.

Each user’s relationship-based information feed displays a regularly updated flow of feeds posted by that user and other users who he or she has opted to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize whom to follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. To improve user experience, the relationship-based information feed has evolved from a chronological timeline to one with multiple dimensions, including content relevancy, content quality, user interest, user engagement, user relationships and etc. Users can also customize their information feed by classifying followed accounts into different groups, e.g. friends, co-workers, celebrities, finance, sports and view feeds from each group separately.

Interest-based information feeds are timelines of feeds recommended by Weibo based on different interest-based themes. Hot information feed is an example of interested-based information feed that we present at users’ homepage to recommend feeds on recent popular topics, breaking news and feeds generated through users interest. We also organize other interest-based information feeds on various themes for users to further explore the topics in which they are interested. In addition the above, we offer many other types of information feed as well. For example, video information feed, which appears after a user finishes watching a short video and a timeline of related videos are recommended; and profile information feed, which can be found on a user’s individual page and shows all of the feeds shared by that user.

•                  Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, pictures, etc. based on keyword (hashtag), topic or recent popular trending. Through our powerful search function, users can efficiently acquire the most relevant information they seek in real time. Weibo hot search is our hot topic ranking chart which is calculated based on real-time search data, presenting to users the hottest and newest content.

•                  Discovery Zone. The discovery zone is the interface aggregating Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie review, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interest in the discovery zone.

•                  Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel.  Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can stream songs and watch movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo location-based services, users can locate popular points of interest, find information about them, such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users. As one of the interest channels, we also offer third-party online games, such as role-play games, card games and strategy games. Most games on Weibo are free and certain games have in-app purchase options for enhanced gaming experience. Weibo receives part of the revenues from such purchases through arrangements with the game developers.

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

Self-Expression Products. We offer the following products to enable our users to express themselves on our platform:

•                  Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A post is usually limited to 140 Chinese characters, and can include rich, descriptive and vivid content such as photos, music, short videos, live streaming and long-form articles.

•                  Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo VIP membership, which can be purchased through monthly or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. We enable organizations to customize their Pages and to increase brand awareness, interact with followers, perform marketing events, promotion activities, and advertisement campaigns on Weibo. We also enable business and other organizations to increase its business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.

•                  Story.   Users can continuously create, share and discover photos and full-screen vertical short videos. Stories allow users to more easily create, consume contents and interact with their relations on smartphone. It gains popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.

•                  Top Articles. Top Articles satisfies user needs for content creation and presentation. Users can create beautifully presented content through Top Articles, and publish through Weibo which will display such content in the information feed.

•                  Weibo Q&A. Weibo Q&A is our question-and-answer platform where users can engage in free Q&A as well as paid Q&A. Through creation and interaction of user generated content, it strengthens user engagement on Weibo.

•                  Weibo Live Broadcasting. Weibo Live Broadcasting includes showcase live broadcasting and media live broadcasting that satisfy the broadcasting demand of both individual users and business or organization users.

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

•                  Messenger. Users can send private messages in the form of text or voice recordings and can attach photos, locations and group contact cards. In addition, users can also use messengers to hand out “red envelops”, lucky money, and receive payments from other users.

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

Products for Advertising and Marketing Customers

We seek to provide advertising and marketing solutions to enable our customers to promote their brands and conduct effective marketing activities. We provide our customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on our platform. Our advertising and marketing customers include key accounts, Alibaba and SMEs that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

Social Display Advertisements. Social display advertisements appear on the app opening page, the Discovery Zone banner and website home page banner. When users click on a display advertisement, they may be redirected to the advertiser’s Weibo Page for further engagement. Social display advertisements mainly serve key account customers.

Promoted Marketing. Our promoted marketing offerings include the following:

•                  Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the advertisement to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media to our customers. We offer promoted feeds tailored to different customer segments such as:

•                  Super FST is an advertising platform specifically for information feeds advertising products under a real time bidding system. By leverage Weibo’s massive user data, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increase app installation rates and collecting sales leads. Customer can place information feeds advertisements either through our authorized distributor, or directly by themselves on Super FST. Super FST can help to target segment audience via multiple dimensions, including user quality, scenarios, social relations, behaviors and interests. In this way, brands can precisely target users with different features. Super FST provides various advertising formats, such as multi-image post, image-text advertisements, video advertisements and matrix advertisements.

•                  Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers;

•                  Weibo Express is a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users; and

•                  Promoted Accounts. Promoted accounts usually appear in various Weibo’s relationship recommendation scenes on mobile devices such as the recommended accounts area, or directly in the information feed on mobile devices. Promoted accounts are labeled but otherwise appear in the same format as other accounts that we recommend to our users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement and accumulate social assets using their Weibo Pages.

•                  Promoted Trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page.

Products for Platform Partners

We seek to provide our platform partners with abundant tools and services, which improves Weibo’s content ecosystem with more diverse and high quality content, increases user engagement, enhances user experience, expand user scale and strengthens platform influence. Our platform partners include traditional and online media outlets, copyright content providers, MCNs and other self-media, as well as app developers and data suppliers. We offer different products tailored to different types of platform partners, including:

Products for copyright content providers. We work with TV channels, online video websites and operators with copyright content through traffic resource exchange and content traffic sharing. Such cooperation enriches Weibo’s content ecosystem with diversified video content and strengthen Weibo’s brands influence, while at the same time enhances partners’ user scales, and their brands influence.

•                  Standardized products. Our standardized products to platform partners include, among others, Trends, Search, Video/Live Stream, and Editing tools.

•                  Customized products. We provide customized products such as content customization, pooling of copyright contents and user interaction development to our platform partners.

•                  Resource services. We provide our platform partners with operational resources to expand their brand influence, such as search list recommendation, trends list recommendation and Weibo app opening advertisements.

Products for MCNs and other self-media. Self-media refers to organization partners with the ability to manage and provide services to top content creators on Weibo, such as MCNs, unions and e-commerce partners. These top content creators produce various types of content on Weibo in the form of video, live stream, images and text. We provide self-media with standardized products and services to help them build up and monetize social assets, which in return enables them to produce more content and attracting more self-medias to our platform. Our products and services to them include:

•                  Back-end management. We provide standardized and specialized back-end management allowing self-media to manage their content creator accounts in a scalable manner. Our back-end management services include, among others, management of account, data, resource and growth.

•                  Traffic supports. We provide traffic distribution supports such as account recommendation, content recommendation and access to certain exclusive functions.

•                  Product services. We provide self-media with product solutions for better displaying and promotion of its account and content through various channels, including information feeds, video feeds and users home page.

Products for other app developers. Under user consent, our open application platform allows users to log into third-party applications with their Weibo account, which enables sharing of third-party content on our platform. User privacy is strictly protected during the authorization to third-party applications, which only have access to user’s basic public information. This product helps mobile app developers to acquire users while helps Weibo to acquire shared content from other apps and platforms.

Weibo Wallet. Our Weibo wallet product enables platform partners to conduct interest generation activities on Weibo, such as handing out “red envelops” and coupons to other users to build a bigger and more active fan base, and drive purchase conversion. Weibo wallet also enables individual users to purchase different types of products and services on Weibo, including those offered by us, such as marketing services and VIP membership, and those offered by our platform partners, such as e-commerce merchandises, financial products and virtual gifts.

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

In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Laiwang, Douban and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix New Media and Bytedance; and (iii) multi-media (photo, short video, live streaming, etc.) apps, such as Momo, Kuaishou, YY, Youku Toudou, iQiyi, Tencent Video, Paipai, Bytedance and Meipai.

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

Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain a larger share of advertising and marketing budgets. We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors, including the size, composition and engagement of our user base, our advertisement targeting capabilities, market acceptance of our advertising and marketing services, our marketing and selling efforts, the return our customers receive from our advertising and marketing services and the strength and reputation of our brands. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.”

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

Social Interest Graph Recommendation Engine. We have developed a comprehensive database of our users’ social interest graphs as a result of the activities taking place on our platform. The SIGs are built based on user actions such as Post, Repost, Comment, Like and Follow, social relationships, and demographic data such as age, gender and geography. Our SIG recommendation engine allows us and our customers to push content to Weibo users that they are more likely to find interesting and relevant. We are continually refining our recommendation engine to improve the relevance of information we push to users to increase user stickiness. In addition, we believe that advertisements can gain greater relevance from social context and become part of the user experience rather than an interruption of it.

Sales and Marketing

We maintain our own sales operations team. We transact business directly with key account customers or through third-party advertising agencies and with SMEs primarily through our own distribution network.

Due to the expertise required to carry out an effective online marketing campaign, key accounts usually hire advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of internet marketing and advertising services. Our sales team leverages Weibo’s unique position and advantages in social marketing to assist key account customers or their advertising agencies throughout their advertising campaign cycle, from designing advertisement campaigns and crafting advertisements in different formats to executing social marketing campaigns and providing analytical tracking.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 50 patents and applied for an additional 260 patents with the PRC State Intellectual Property Office. We have registered 140 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its  trademarks.

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

The Cyber Security Law, issued by the Standing Committee of the National People’s Congress on November 7, 2016, which came into effect on June 1, 2017, requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

On February 2, 2018, CAC promulgated the Administrative Provision on Microblogging Information Service, or Microblogging Provisions, which came into effect March 20, 2018.  The Microblogging Provision requires microblogging service providers to strictly verify the identification information of registered users, establish an administration system for users who post and spread false information, and record users’ blogging content to be stored for at least six months.

From 2011, when the Rules on the Administration of Microblog Development were issued by the Beijing Municipal Government, we have taken compliance measures, including adding clauses to our agreements with users of our microblog service and requesting our microblog users to register using their real names.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. Since 2005, the State Administration for Industry and Commerce has exempted most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) that engage in advertising business from the requirement of holding an operating license for advertising in addition to a relevant business license. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

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

On April 24, 2015 the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up advertisements with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

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

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2001 and revised in 2009 and 2017, set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information service operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

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

On February 4, 2015, Cyberspace Administration of China, or CAC, promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements,” including, among other things, observing the laws and regulations, protecting state interests, as well as ensuring the authenticity of any information they provide. Relevant internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements set forth in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

On August 25, 2017, CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services, which became effective as of October 1, 2017. It provides that services related to following-up on or responding to online comments must also strictly verify the identification information of registered users, establish and improve a user information protection system, establish and improve an internet follow-up comment review and administration system for real-time monitoring of user comments, and emergency, among other things.

On August 25, 2017, CAC promulgated the Administrative Provisions on Internet Forum and Community Services, which became effective as of October 1, 2017. It provides that internet forum and community service providers must assume primary responsibility for establishing and improving real-time information verification, emergency response capabilities, and personal information protections as well as other information security administration systems to institute preventative safety measures with employed professionals and necessary technical support for performing these duties.

On September 7, 2017, CAC promulgated the Provisions on the Administration of Information Services Provided through Chat Groups on the Internet, which became effective as of October 8, 2017. It requires that providers verify the identification information of users of information services through internet chat groups and take necessary measures to protect user safety and personal information.

On September 7, 2017, CAC promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, which became effective as of October 8, 2017. It requires that providers review user information such as account information and qualifications for and scope of services, categorize users, and file such information with the local cyberspace administrator; and further establish a database with respect to registered persons, published content, the number of people subscribing to a given account, and the number of people reading the relevant articles published by the official user accounts, and implement specific management systems for official user accounts to be filed with the Cyberspace Administration.

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

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security in 2006, require all internet content provision operators to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Internet content provision operators must regularly update information security systems for their websites with local public security authorities, and must also report any instances of public dissemination of prohibited content. If an internet content provision operator violates these measures, the PRC government may revoke its Internet Content Provision License and shut down its websites.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017.  This is the first Chinese law that focuses exclusively on cyber security.  The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption.  The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. A prior draft of the Cyber Security Law included reference to any networks with a large number of users, but this language was deleted in the final version of the law.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber security Law imposes breach notification requirements that will apply to breaches involving personal information.

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

Regulations on Online Game Operations and Cultural Products

Online Cultural Products

The Provisional Regulations for the Administration of Online Culture, issued by the Ministry of Culture in 2003 and further revised in 2004, 2011 and 2017, apply to entities engaging in activities related to “internet cultural products,” which include cultural products that are produced specifically for internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. According to these Regulations, commercial entities are required to apply to the relevant local branch of the Ministry of Culture for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of internet cultural products; the dissemination of online cultural products on the internet or the transmission of such products via internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or internet surfing service sites such as internet cafes; or the holding or exhibition of contests related to internet cultural products.

The Administrative Measures for Content Self-review by Internet Culture Business Entities, which were issued by the Ministry of Culture on August 12, 2013, and took effect on December 1, 2013, require internet culture business entities to review the content of products and services before providing them to the public. The content management system of an internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the Ministry of Culture.

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

The Administrative Provisions on Online Publishing Services, or the Provisions, which are jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and takes effect on March 10, 2016. The Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC is subject to the Provisions.  The Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Provisions, online publications refer to digital works which have publishing features such as having been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and others. Any online game shall obtain approval from SAPPRFT before it is launched online. Further, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

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

The Interim Measures for Administration of Online Games, promulgated by the Ministry of Culture in 2010 and revised in 2017, reiterate that any online games operator should obtain an Online Culture Operating Permit to engage in online game services. In addition, the content of any imported online games should be examined and approved by the Ministry of Culture before they are operated within China, and any domestic online game must be registered with the Ministry of Culture within 30 days after its launch.

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

Weimeng currently holds an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” and the “operation of game products” issued by the Ministry of Culture in July 2011, which was renewed on November 30, 2017 and is valid through December 30, 2020. Weimeng is in the process of applying for an internet publishing permit. However, as China has tightened regulations on online game service, we may not be able to successfully obtain an internet publishing permit. We have adopted our own anti-fatigue and real name registration systems.

Regulations on Broadcasting Audio/Video Programs through the Internet

On December 20, 2007, the State Administration for Radio, Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was later amended in 2015. Circular 56 reiterates the requirement set forth in the earlier rules that online audio/video service providers must obtain an internet audio/video program transmission license from the State Administration for Radio, Film and Television. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the website of State Administration for Radio, Film and Television on February 3, 2008, officials from the State Administration for Radio, Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

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

On March 16, 2018, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued the Notice on Further Regulating the Order of Transmitting Online Audio-visual Programs. The notice prohibits all online audio/video service providers from engaging in (i) production and transmission of any unauthorized re-editing, re-dubbing or parody of other films, television programs, and online audio-visual programs, (ii) transmitting any trailers or previews of radio and television programs or audio-visual programs that have not obtained the relevant permit or completed required filing procedures. Further, any audio-visual program service provider which has not obtained the License for Online Transmission of Audio-Visual Programs may not engage in sponsorship of or any form of cooperation with any audio-visual program.

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

On October 23,2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Administration of Content of Online Music, which became effective on January 1, 2016 According to the Circular, the content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring. Weimeng has obtained an Online Culture Operating Permit, the scope of which covers online music operations.

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

On May 2, 2017, CAC issued the Administrative Provisions for Internet News Information Services, or the New Provisions, which became effective on June 1, 2017. The New Provisions replace the Provisions for the Administration of Internet News Information Services promulgated by the SCIO and the MII in 2015, and are intended to help solidify the CAC’s jurisdiction over Internet news information services. The New Provisions require that internet websites, apps, forums, blogs, microblogs, official accounts, instant messaging tools, and network-based broadcasts that provides internet news information services obtain a permit for internet news information services. The New Provisions also broaden the scope of internet news information services to include (i) services of collecting, editing, and releasing internet news information; (ii) reposting such news information; and (iii) providing a platform to spread such news information. To apply for such a permit, the applicant must satisfy requirements set forth under the New Provisions, such as that it be a legal entity established in China and that its principal or chief editor be a Chinese citizen. In addition, all internet news providers are explicitly required to review and self-censor the content published by them and to take measures to cease transmission and remove content if inappropriate content is discovered, as well as maintain relevant records and report such matters to the competent regulators.

Weimeng currently provides a platform for our users to post news, current topics and social events and has not obtained an internet news publication license. Weimeng is in the process of applying for an internet news publication license for internet news dissemination services.  Weimeng may not successfully obtain in a timely manner or at all.

Internet Mapping Services

Under the Surveying and Mapping Law promulgated by the National People’s Congress, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the amended Administrative Rules of Surveying Qualification Certificate and the amended Standard for Surveying Qualification Certificate issued by the National Administration of Surveying, Mapping and Geo-information, or NASMG in July 2014, respectively, non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate to provide internet mapping services.

On November 26, 2015, the State Council enacted the Administrative Regulations on Maps, or the Maps Regulations, effective as of January 1, 2016.  The Maps Regulations requires entities engaging in internet mapping services, such as geographic positioning, the uploading of geographic information or markings, and the development of a public map database, to obtain a relevant qualification certificate for surveying and mapping. The Maps Regulations require entities engaging in online map services to use mapping data approved by the relevant governmental authorities, host servers storing map data within the PRC, and establish a management system as well as protection measures for the data security of the online maps. The mapping data must not contain any content prohibited by the Maps Regulations, and no entities or individuals are allowed to upload or mark such prohibited content online. Further, entities engaging in internet mapping services shall keep confidential any information involving state secrets and trade secrets acquired during their work.

Weimeng holds a surveying and mapping qualification certificate issued by the NASMG, which is valid till December 31, 2019.

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

We have registered 50 patents and applied for 260 patents with the State Intellectual Property Office as of March 31, 2018.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 140 software copyrights as of March 31, 2018.

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

Anti-unfair Competition. Under the Anti-Unfair Competition Law, effective in 1993 and revised in 2017, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

•                  using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;

•                  using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;

•                  using without permission, the main element of a domain name, website name or webpage with a certain degree of influence;

•                  carrying out confusing acts that are intended to mislead others into thinking that a product belongs to another party or there is an affiliation with another party;

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

C.                                    Organizational Structure

Weibo is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and consolidated VIEs and the subsidiaries of VIEs. The following diagram illustrates our corporate structure, including our major subsidiaries, consolidated VIE and VIE’s subsidiary, as of the date of this annual report:

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

Contractual Arrangements with Weimeng and Its Shareholders.

The capital investments in Weimeng were funded through Weibo Technology and recorded as interest-free loans to the shareholders of Weimeng. As of December 31, 2017, the total amount of interest-free loans to the shareholders of Weimeng was RMB555 million ($85.3 million).Under various contractual agreements, the shareholders of Weimeng are required to transfer their ownership in Weimeng to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of Weimeng are assigned to Weibo Technology. Weibo Technology has the power to appoint all directors and senior management personnel of Weimeng. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with Weimeng, under which Weibo Technology provides technical services and other services to Weimeng in exchange for substantially all of its economic benefits. In addition, the shareholders of Weimeng have pledged their shares in Weimeng as collateral for repayment of loans and payment of fees on technical and other services due to us.

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

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreements and for the payment obligations of Weimeng under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements. As of the date of this annual report, the registration of such equity pledges is still in the process.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology. In the years ended December 31, 2015, 2016 and 2017, the total amount of service fees that Weibo Technology received from Weimeng under these service agreements and trademark license agreement was $232.4 million, $335.6 million and $618.1 million, respectively, which were based on the actual cost incurred from providing the services and the cash position and operations of Weimeng.

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

D.                                    Property, Plant and Equipment

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2017, we have leased approximately 29,000 square meters of office space in multiple cities, including Beijing, Tianjin, Shanghai, Hangzhou, Xi’an, Shenyang and Chengdu. These leases vary in duration from six months to five and a half years. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space with us for our employees to use.

The servers that support our products and services are primarily maintained at China Telecommunications Corporation, or China Telecom, and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, as well as servers located at various internet data centers in Taipei, Santa Clara, California and Hong Kong. We share the use of domestic servers with SINA under a transitional services agreement. Maintenance and repair are the responsibility of SINA employees for the time being, and these services are also governed by the transitional services agreement. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA—Transitional Services Agreement.”

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

A.                                    Operating Results

Overview

As a leading social media for people to create, share and discover Chinese-language content, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in August 2009, we have achieved significant scale. In December 2017, we had 392 million MAUs and 172 million average DAUs, increasing from 313 million MAUs and 139 million average DAUs in December 2016, and 236 million MAUs and 106 million average DAUs in December 2015. Approximately 93% of our MAUs in December 2017 accessed Weibo through mobile devices at least once during the month.

Weibo offers a wide range of advertising and marketing solutions to our customers, ranging from key accounts, which are mostly large brand advertisers, to small medium-sized enterprises, enabling them to promote their brands, products and services to our users. Advertising and marketing services contribute to the majority of our revenues, including the sale of social display advertisements and promoted feeds. We have developed and are continuously refining our social interest graph, or SIG, recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

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

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through VIP membership, data licensing, game services and other value-added services. We place great emphasis on product innovation and our steady stream of new advertisement product introductions has led to rapid revenue growth. We have since experienced rapid revenue growth. Our revenues reached $477.9 million, $655.8 million and $1,150.1 million in 2015, 2016 and 2017, respectively. We had a net income attributable to Weibo of $34.7 million in 2015, $108.0 million in 2016, and $352.6 million in 2017.

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

We plan to continue to enhance Weibo’s user experience and engagement by improving our product features, offering new products, expanding our content offerings through collaboration with platform partners, developing and integrating with applications and continuing to refine Weibo’s SIG recommendation engine to improve content relevancy and advertisement targeting capabilities.

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

Monetization. We have a short history of monetizing our platform and we are still exploring the most effective ways of monetization without adversely affecting user experience. Furthermore, social media is still in the early stages of gaining acceptance as an effective means for advertising and marketing in China. We monitor user engagement and adjust our pricing strategies to optimize the value of our platform for our users and our advertising and marketing customers. We plan to increase the monetization of our platform by growing our user base, managing advertisement inventory more effectively, improving the targeting capabilities of our advertising and marketing offerings, developing new advertisement products, formats and capabilities, increasing mobile monetization and expanding our platform partners network. We also plan to further diversify our monetization through growing value-added services.

We started monetization in 2012 by selling PC-based social display advertisements, and we have been exploring various ways of monetization since then. For example, in 2013, we introduced promoted feeds to SMEs, which are advertisements appearing in the information feed, and in 2014, we launched self-service ad, which allows customers to purchase our marketing services directly on Weibo. In 2015, Weibo Showcase advertisement went live, which allows a user to view an e-commerce merchandise from participating e-commerce sites, such as Taobao and Jumei, on Weibo, add the merchandise to one’s shopping cart and seamlessly navigate to the buy page of the participating e-commerce sites. In 2016, we upgraded our advertisement system to allow SMEs to purchase brand advertisements and key accounts to purchase promoted feeds, as well as introduced video advertisements.

In 2017, we witnessed strong mobile traffic growth and approximately 76% of our advertising and marketing revenues came from mobile. In December 2017, approximately 93% of our MAU accessed Weibo through a mobile device at least once during the month. We expect the proportion of mobile traffic to either maintain at current level or further rise, and we endeavor to monetize this increasing traffic. Our ability to further grow our mobile traffic and adopt mobile-tailored advertising and marketing solutions will have great impact on our future revenues and operating results. With the consumption of video content becoming increasingly popular in China, we expect video-format advertisements to become a major driver of our revenue growth, which will be predicated on both our users and customers accepting video advertisements, particularly on mobile devices.

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

Inflation

In the past three years, inflation in China did not materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index for December 2015, 2016 and 2017 increased 1.4%, 2.0% and 1.6%, respectively, year over year.  Although we have not been materially affected by inflation in the past, we may be affected by inflation in the future if inflation rate in China increases.

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

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Basis of Presentation

The preparation of our consolidated financial statements is in conformity with US GAAP. The consolidated financial statements include the accounts of our company, our wholly-owned subsidiaries, our variable interest entities and their subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, the estimated useful lives of assets and convertible debt. We base the estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue Recognition

Advertising and Marketing Revenues. Our advertising and marketing revenues are derived principally from online advertising and marketing, including social display advertisements and promoted marketing. Revenues are recognized only when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. The majority of our revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative selling price for revenue recognition purposes. For multiple-deliverable revenue arrangements, it is required that the arrangement consideration to be allocated to all deliverables at the inception of the arrangement on the following basis: (a) vendor-specific objective evidence of the selling price, if it exists; otherwise, (b) third-party evidence of the selling price. If neither (a) nor (b) exists, then we must use (c) our best estimate of the selling price of the deliverable. Currently, we primarily use vendor-specific objective evidence to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, our best estimate of the selling price (BESP) is used, which has taken into consideration the pricing of advertising areas of our platform with similar popularity and advertisements with similar format and quoted prices from competitors and other market conditions. Revenues recognized with reference to BESP were immaterial for all periods presented. We recognize revenues on the elements delivered and defer the recognition of revenues for the undelivered elements until the remaining obligations have been satisfied.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on our properties. Barter transactions in which physical goods or services (other than advertising services) are received in exchange for advertising services are recorded based on the fair values of the goods or services received. Revenues from barter transactions were immaterial for all periods presented.

Value-added Services Revenues. We generate value-added services revenues principally from fee-based services, including game-related services, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

We determine whether the game developers are the primary obligors for the game-related services, based on whether the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. Revenue is recorded on a gross basis for games that we are acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual currencies are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

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

We recognize the estimated compensation cost of restricted share units based on the fair value of the corresponding ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. We also recognize the compensation cost of performance-based restricted share units, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and record stock-based compensation expense only for those awards that are expected to vest.

Taxation

Income Tax. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

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

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that will not be collected. We determine the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. We also provide specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, more bad debt allowances may be required.

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

We monitor our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business, including current earnings trends, undiscounted cash flows, and other company-specific information, such as recent financing rounds. Determination of the fair value, particularly for investments in privately-held companies whose revenue model is unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income.

We invest in marketable equity securities to meet business objectives and intend to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale (‘‘AFS”) securities under long-term investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. We assess our available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income (loss) in shareholders’ equity. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of unrealized loss recorded in accumulated other comprehensive income (loss) will be reclassified to net income(loss) in the consolidated statements of comprehensive income (loss). The fair value of the investment would then become the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value.

Long-Lived Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIE. We assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  U.S. GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of us, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. When we perform the quantitative impairment test, we first determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the their  carrying amounts, we perform the second step of a two-step quantitative goodwill impairment test to allocate the fair value of reporting units to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

Convertible debt

We determine the appropriate accounting treatment of our convertible debt in accordance with the terms in relation to the conversion feature. After considering the impact of such features, we may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the contractual life. We presented the issuance costs of debt as a direct deduction from the related debt during the periods presented.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method, which means that revenues for 2016 and 2017 will be reported on a historical basis and revenues for 2018 will be reported on the new basis. We have substantially completed the assessments related to the standard. The main impact will be the presentation of value added tax recognized in revenue from “gross” to “net”, resulting equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions, resulting in the increase of revenue and advertising expenses. In aggregate, we do not expect the new revenue standard will have a material impact on net income level and we expect the cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard to be immaterial.

In January 2016, the FASB issued updated guidance on financial instruments, ASU No. 2016-01, which intends to improve the recognition and measurement of financial instruments. Most prominent among the changes in the standard is the requirement for changes in the fair value of our investments, with certain exceptions, to be recognized through net income rather than other comprehensive income. We plan to adopt the new guidance beginning in the first quarter of fiscal year 2018. Adoption of the standard will be applied through a cumulative-effect adjustment to retained earnings as of the effective date. After adoption of the new standard, we will measure long-term investments other than equity method ones at fair value from quarter to quarter and will record the fair value change in net income for the period. For those investments without readily determinable fair values, we will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The cumulative-effect adjustment on the retained earnings as of January 1, 2018 is expected to be immaterial and we anticipate the quarterly fair value change may vary significantly afterwards.

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

In August 2016, the FASB issued ASU No. 2016-15, which clarifies and includes specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We will adopt the amendments in the fiscal year of 2018 and do not expect a significant impact on our consolidated financial statements from the amendments.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments should be applied prospectively on or after the effective date. No disclosures are required at transition.  We plan to adopt the new standard beginning in the first quarter of fiscal year 2018 and do not expect a significant impact the new amendments will have on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied on a prospective basis. We are currently evaluating the impact the new amendments will have on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, which clarifies the scope of modification accounting for share-based compensation (Topic 718). The new standard indicates that an entity should account for the effects of a modification under certain conditions. We plan to adopt the new standard beginning in the first quarter of fiscal year 2018 and do not expect a significant impact this new standard will have on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F.

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$207,657	$428,275	$780,545
Alibaba	143,650	57,908	84,688
SINA and other related parties	51,108	84,799	131,512
Subtotal	402,415	570,982	996,745
Value-added services revenues	75,476	84,818	153,309
Total revenues	477,891	655,800	1,150,054
Costs and expenses:
Cost of revenues(1)	141,960	171,231	231,255
Sales and marketing(1)	126,059	148,283	275,537
Product development(1)	143,444	154,088	193,393
General and administrative(1)	28,925	41,218	42,315
Total costs and expenses	440,388	514,820	742,500
Income from operations	37,503	140,980	407,554
Income (loss) from equity method investments	(6)	(130)	1,030
Realized gain from investments	944	534	14
Investment related impairment	(8,005)	(40,161)	(4,747)
Interest and other income, net	6,344	8,757	13,260
Income before income tax expenses	36,780	109,980	417,111
Provision of income taxes	2,591	4,316	66,746
Net income	34,189	105,664	350,365
Less: Net loss attributable to non-controlling interests	(556)	(2,363)	(2,225)
Net income attributable to Weibo	$34,745	$108,027	$352,590
Shares used in computing net income per share attributable to Weibo:
Basic	208,163	214,745	220,555
Diluted	217,918	222,859	225,363
Income per ordinary share:
Basic	$0.17	$0.50	$1.60
Diluted	$0.16	$0.48	$1.56
Income per ADS(2):
Basic	$0.17	$0.50	$1.60
Diluted	$0.16	$0.48	$1.56

Notes:

(1)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017
	(in $ thousands)
Cost of revenues	1,196	2,616	3,716
Sales and marketing	3,209	5,357	8,264
Product development	10,210	15,076	21,879
General and administrative	11,784	13,853	14,178
Total	26,399	36,902	48,037

(2)         Each ADS represents one Class A ordinary share.

Revenues

We generate revenues primarily from advertising and marketing services, including social display advertisements, and promoted marketing. We also generate revenues from value-added services, including game-related services, VIP membership and data licensing.

2017 Compared to 2016

Our revenues increased by 75% from $655.8 million in 2016 to $1,150.1 million in 2017.

•                  Advertising and marketing revenues.  Advertising and marketing revenues increased by 75% from $571.0 million in 2016 to $996.7 million in 2017. Revenue from key accounts grew by 85% from $205.2 million in 2016 to $380.0 million in 2017, largely attributed to the increased diversity of Weibo’s advertising offerings and an increasing number of key account customers allocating more digital advertising budget to social marketing. Revenue from SMEs grew by 73% from $307.9 million in 2016 to $532.0 million in 2017, primarily attributed to the expansion of advertising inventory, new and upgraded advertisement products and features, and increase in user engagement. Revenue generated from Alibaba grew by 46% from $57.9 million in 2016 to $84.7 million in 2017, primarily attributed to Weibo being a key platform for Alibaba in the fields of e-commerce, marketing, fans accumulation and fans interaction. In 2017, mobile advertising revenue accounted for approximately 76% of our total advertising and marketing revenues, compared to 67% in 2016 due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs in December 2017 increased by 29% year over year to 363 million. We expect our mobile advertising revenues to continue to increase in absolute amount and as a percentage of our total advertising and marketing revenues in 2018.

•                  Value-added services revenues. Value-added services revenues increased by 81% from $84.8 million in 2016 to $153.3 million in 2017. The increase was primarily attributed to the revenue growth of our VIP membership, which increased by 99% year over year from $33.3 million in 2016 to $66.2 million in 2017, primarily as a result of the increase of user base. Revenues from game-related services decreased by 11% from $30.9 million in 2016 to $27.6 million in 2017. The decline in game service revenue was mainly attributed to the unsatisfactory performance of licensed games, particularly on PC terminals.

2016 Compared to 2015

Our revenues increased by 37% from $477.9 million in 2015 to $655.8 million in 2016.

•                  Advertising and marketing revenues.  Advertising and marketing revenues increased by 42% from $402.4 million in 2015 to $571.0 million in 2016. Revenue from key accounts grew by 98% from $103.5 million in 2015 to $205.2 million in 2016, largely attributed to the increase in Weibo’s brand influence, the expansion of advertising inventory, new and upgraded advertisement products, the increase in user growth and user engagement, as well as the coverage of the Rio 2016 Olympics. Revenue from SMEs grew by 98% from $155.2 million in 2015 to $307.9 million in 2016, primarily attributed to the increase in the number of SME customers, up 63% year over year to 2.5 million in 2016, the expansion of advertising inventory, new and upgraded advertisement products and increase in user growth and user engagement. Revenue generated from Alibaba was $57.9 million, or 9% of our total revenues, compared to $143.7 million in 2015, resulting from the expiration of the strategic collaboration agreement with Alibaba in January 2016. In 2016, mobile advertising revenue accounted for approximately 67% of our total advertising and marketing revenues, compared to 63% in 2015 due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs in December 2016 increased by 43% year over year to 282 million.

•                  Value-added services revenues. Value-added services revenues increased by 12% from $75.5 million in 2015 to $84.8 million in 2016. The increase was primarily attributed to the revenue growth of our VIP membership, which increased by 90% year over year from $17.6 million in 2015 to $33.3 million in 2016. Revenues from game-related services decreased by 30% from $44.3 million in 2015 to $30.9 million in 2016. The decline in game service revenue was mainly attributed to the unsatisfactory performance of licensed games, particularly on PC terminals.

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

2017 Compared to 2016

Our costs and expenses increased by 44% from $514.8 million in 2016 to $742.5 million in 2017.

•                  Cost of Revenues. Cost of revenues increased by 35% from $171.2 million in 2016 to $231.3 million in 2017. The increase was primarily due to an increase of $43.8 million in turnover taxes associated with higher revenues, an increase of $5.3 million in infrastructure-related costs resulting from traffic growth, and an increase of $3.9 million in revenue sharing cost primarily related to advertisement production. We expect our cost of revenues to increase in absolute amount in the foreseeable future.

•                  Sales and Marketing. Our sales and marketing expenses increased by 86% from $148.3 million in 2016 to $275.5 million in 2017. The increase was primarily due to an increase of $108.4 million in marketing and promotional expense due to more channel marketing spending and brand promotion of Weibo, and an increase of $12.8 million in personnel-related expense, primarily due to a larger sales team as well as higher commissions arising from higher revenue achievements. We expect our sales and marketing expenses to increase in absolute amount in the foreseeable future.

•                  Product Development. Our product development expenses increased by 26% from $154.1 million in 2016 to $193.4 million in 2017. The increase was primarily due to an increase of $23.7 million in personnel-related expense arising from a larger development team as well as higher salaries, an increase of $6.8 million in stock-based compensation, and an increase of $6.5 million in infrastructure cost. We expect our product development expenses to increase in absolute amount in the foreseeable future.

•                  General and Administrative. Our general and administrative expenses increased by 3% from $41.2 million in 2016 to $42.3 million in 2017, primarily due to an increase of $1.7 million in professional services, and an increase of $1.5 million in personnel-related expense, partially offset by an decrease of $2.3 million in bad debt expense. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future.

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

Investment Related Impairment

We perform impairment assessments of our investments and determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. We recorded $8.0 million, $40.2 million and $4.7 million in impairment charges in 2015, 2016 and 2017, respectively, as the investments were not performing to expectations or they became incapable of making repayment. The investment impairment in 2016 included a $19.0 million write-off on an online-to-offline business and a $10.5 million write-off on an employment-oriented social company.

Interest and Other Income, Net

2017 Compared to 2016

We had a net interest and other income of $13.3 million in 2017, compared to $8.8 million in 2016. The increase was mainly due to an increase of $10.4 million in interest income arising from a higher balance of cash, cash equivalents and short-term investments, partially offset by the interest expense from convertible debt of $2.7 million and a decrease of $2.6 million in currency exchange gain.

2016 Compared to 2015

We had a net interest and other income of $8.8 million in 2016, compared to $6.3 million in 2015. The increase was mainly due to an increase of $2.0 million in interest income arising from a higher balance of cash, cash equivalents and short-term investments.

Provision of Income Taxes

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	For the Year Ended December 31,
	2015	2016	2017
	(in $ thousands, except percentage)
Deferred tax benefits	(977)	(4,630)	(1,503)
Current income tax expenses	3,568	8,946	68,249
Income tax expenses applicable to China operations	2,591	4,316	66,746
Income from China operation	64,796	170,173	469,372
Effective tax rate for China operations	4.0%	2.5%	14.2%

We recorded income taxes of $2.6 million, $4.3 million, and $66.7 million in 2015, 2016, and 2017, respectively. The increase in income taxes was in line with our revenue and net income growth. The provision for income taxes in 2015, 2016 and 2017 differs from the amounts computed by applying the statutory EIT rate primarily due to the qualification of Weibo Technology as a software enterprise. Weibo Technology was fully tax exempted in 2015 and 2016, and was subject to a reduced enterprise income tax rate of 12.5% in 2017. In 2015 and 2016, Weibo Technology was tax exempted for $15.7 million and $50.4 million, respectively. Weibo Technology enjoyed a tax reduction of $52.6 million in 2017.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	(in $ thousands)
Net cash provided by operating activities	181,971	236,244	539,151
Net cash used in investing activities	(228,310)	(96,745)	(815,422)
Net cash provided by financing activities	4,959	3,035	883,578
Effect of exchange rate changes on cash and cash equivalents	(6,045)	(15,208)	28,880
Net increase (decrease) in cash and cash equivalents	(47,425)	127,326	636,187
Cash and cash equivalents at the beginning of year	284,865	237,440	364,766
Cash and cash equivalents at the end of year	237,440	364,766	1,000,953

As of December 31, 2015, 2016 and 2017, our total cash, cash equivalents and short-term investments were $335.9 million, $396.0 million and $1,792.7 million, respectively. Our principal sources of liquidity have been net proceeds from issuance of convertible notes, cash from operations, and employee options exercised.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2017 compared to that of December 31, 2016, was primarily due to $539.2 million cash provided by operating activities, and $879.3 million net proceeds from issuance of convertible notes, partially offset by equity investment of $54.6 million. Of the $1.79 billion in cash, cash equivalents and short-term investments as of December 31, 2017, our consolidated entities within China held $892.2 million, including $40.5 million held by our VIEs and subsidiaries of VIEs. The remaining cash balance was held by our entities outside China.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2016 compared to that of December 31, 2015, was primarily due to $236.2 million cash provided by operating activities, partially offset by a net equity investment of $142.9 million, including a $120 million follow-on investment in Yixia Technology Co Ltd., a developer of video apps. Of the $396.0 million in cash, cash equivalents and short-term investments as of December 31, 2016, our affiliated entities within China held $355.1 million, including $57.5 million held by our VIEs and subsidiaries of VIEs. The remaining cash balance was held by our entities outside China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2017 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Operating Activities

Net cash provided by operating activities in 2017 was $539.2 million. The difference between net cash provided by operating activities and our net income of $350.4 million in 2017 was primarily due to an increase of $88.5 million in accrued and other liabilities, an increase of $84.4 million in accounts payable, a non-cash charge of $48.0 million in stock-based compensation, and an increase of $32.0 million in deferred revenues, partially offset by an increase of $41.4 million in accounts receivable due from third parties, an increase of $28.1 million in prepaid expenses and other current assets, and an increase of $18.5 million in accounts receivable due from Alibaba. The accrued and other liabilities increased in 2017 because of the increased unpaid payroll and bonus amounts due to our employees, increased payable for marketing and promotional expenses, increased payable for sales rebate, and increased payable for turnover taxes. The increase in accounts payable was primarily due to the increased payable for income taxes, which was due to higher profitability and the change in tax status of Weibo Technology in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%. The increase in accounts receivable was in line with our revenue growth.

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

Investing Activities

Net cash used in investing activities in 2017 was $815.4 million. This was primarily due to purchase of short-term investments of $1.44 billion, investment and prepayment in long-term investments of $54.6 million, and purchase of property and equipment of $20.5 million, partially offset by the maturity of short-term investments of $696.2 million.

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

Financing Activities

Net cash provided by financing activities in 2017 was $883.6 million. This consisted of net proceeds of $879.3 million from the issuance of convertible notes and exercise of employee stock options of $2.3 million.

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

The loan from SINA was presented under cash flow from financing activities, whereas the loan to SINA was presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated was presented under operating activities in the consolidated statements of cash flows.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, Weimeng, Weibo Interactive and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of Weibo Technology, Weimeng and Weibo Interactive is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of Weibo Technology, Weimeng and Weibo Interactive may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2017, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $334.8 million. Although Weibo Technology has generated accumulated profits in 2017, it has not paid dividends in the past and currently has no plans to pay any dividend and plans to reinvest the profits into its PRC operations.

Capital Expenditures

Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were $10.9 million in 2015, $13.3 million in 2016 and $20.5 million in 2017. We will continue to make capital expenditures to meet the expected growth of our business and we intend to fund these purchases in the future with existing cash balance.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in $ thousands)
Operating Lease Obligations	34,005	8,792	17,011	8,202	—
Purchase Obligations	384,621	366,939	17,627	55	—
2022 Notes	956,750	13,219	22,500	921,031	—
Total	1,375,376	388,950	57,138	929,288	—

Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2022. Our leasing expense was $15.5 million, $14.4 million and $9.2 million for the years ended December 31, 2015, 2016 and 2017, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase obligations primarily consist of minimum commitments for internet connection and marketing activities.

2022 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022.

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

Name	Age	Position
Charles Chao	52	Chairman of the Board of Directors
Hong Du	46	Director
Daniel Yong Zhang	46	Director
Pehong Chen	60	Independent Director
Frank Kui Tang	49	Independent Director
Gaofei Wang	40	Chief Executive Officer
Fei Cao	43	Vice President, Finance
Yajuan Wang	49	Vice President, Advertising Business

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

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been Chief Executive Officer of Alibaba Group Holding Limited, a leading online and mobile commerce company listed on the NYSE, since May 2015, and has served as Alibaba’s director since September 2014. After joining Alibaba group in August 2007, Mr. Zhang served multiple senior management roles within the group. He served as Chief Operating Officer from September 2013 to May 2015, as President of Tmall.com from June 2011 to September 2013, and as Chief Financial Officer of Taobao Marketplace from August 2007 to June 2011 while concurrently served as General Manager of Tmall.com starting in April 2008 to June 2011. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. He is a member of the WEF International Business Council and serves on the board of directors of the Consumer Goods Forum. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

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

Frank Kui Tang has served as our independent director since April 2014. Mr. Tang is the Chairman and Chief Executive Officer of FountainVest Partners, a leading private equity firm dedicated to investments China. Prior to founding FountainVest Partners, from 2005 to 2007, Mr. Tang headed the China investments for Temasek Holdings as its senior managing director. From 1994 to 2005, Mr. Tang served various positions at Goldman Sachs, including Executive Director in Principal Investment Area and Managing Director and Head of Telecom, Media and Technology investment banking in Asia ex-Japan. Mr. Tang holds an M.B.A. degree from Columbia Business School and is a member of its Board of Overseers. He is also a board governor of the China Venture Capital and Private Equity Association and a director of Accenture, a NYSE-listed company providing business services.

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

Fei Cao has served as our Vice President, Finance since August 2017. Prior to that, Ms. Cao was a Vice President of SINA from January 2017 to July 2017 overseeing SINA’s finance department. Ms. Cao joined SINA in 2005 and served as the company’s Corporate Controller for more than ten years. Prior to joining SINA, she was an audit manager at the PricewaterhouseCoopers in Beijing. Ms. Cao holds a B.S. in engineering and an EMBA degree from Shanghai Jiaotong University. She is a certified public accountant in China and a member of the China Institute of Certified Public Accountants.

Yajuan Wang has served as our Vice President, Advertising Business since August 2017. From February 2014 to August 2017, Ms. Wang held the position of our Vice President, Sales. From May 2012 to February 2014, Ms. Wang held the position of Vice President, Business Operations at SINA. Prior to joining SINA, Ms. Wang worked at Baidu as Director of Business Operations from November 2008 to April 2012. Previously, Ms. Wang worked at Microsoft (China) as Customer/Partner Experience Manager from May 2003 to July 2004 and at China Hewlett-Packard from 1993 to 2002, mainly responsible for Customer Service Delivery. Ms. Wang holds a B.A. in Information Science and an EMBA degree from Peking University.

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

B.                                    Compensation

For the year ended December 31, 2017, we paid an aggregate of approximately $1.6 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 5,647,872, the sum initially reserved under the 2014 Plan, plus the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. As of December 31, 2017, no option was granted and 3,396,548 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2018, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2010 Plan and the 2014 Plan:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Charles Chao	*	(1)	—	From October 10, 2014 to May 5, 2016	—
Hong Du	*	(1)	—	April 4, 2014	—
Pehong Chen	*	(1)	—	May 5, 2016	—
Frank Kui Tang	*	(1)	—	April 4, 2014	—
Gaofei Wang	*	(1)	—	April 4, 2014	—
	*	(1)	—	From October 10, 2014 to May 5, 2016	—
Fei Cao	*		From $3.45 to $3.50	From April 12, 2013 to October 8, 2013	From April 12, 2020 to October 8, 2020
	*	(1)	—	From April 4, 2014 to April 20, 2017	—
Yajuan Wang	*	(1)	—	From April 4, 2014 to April 20, 2017	—
Other grantees	*		From $1.58 to $3.50	From June 17, 2011 to December 30, 2013	From June 17, 2018 to December 30, 2020
	2,530,947		—	From April 4, 2014 to February 8, 2018	—
Total	3,501,726

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10.B. Additional Information—Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

D.                                    Employees

We had 2,895, 3,062 and 3,361 employees, respectively as of December 31, 2015, 2016 and 2017. Our employees are mainly based in Beijing, Shanghai, Chengdu, Guangzhou and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2017:

Function:	Number of Employees
Product development	1,913
Sales, customer service and marketing	878
Operations	482
General administration and human resources	88
Total	3,361

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

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2017 was not significant.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.                                    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2018, by:

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

The calculations in the table below is based on 223,153,786 ordinary shares issued and outstanding as of March 31, 2018, comprising of 121,374,828 Class A ordinary shares and 101,778,958 Class B ordinary shares.

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%(1)	%(2)
Directors and Executive Officers:**
Charles Chao	*	*	*
Hong Du	*	*	*
Daniel Yong Zhang	—	—	—
Pehong Chen	*	*	*
Frank Kui Tang	*	*	*
Gaofei Wang	*	*	*
Fei Cao	*	*	*
Yajuan Wang	*	*	*
All directors and executive officers as a group	2,274,698	1.0	*
Principal Shareholders:
Sina Corporation(3)	101,778,958	45.6%	71.6%
Ali WB Investment Holding Limited(4)	67,883,086	30.4%	15.9%

Notes:

*                 Less than 1% of our total outstanding shares.

**          The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China. The business address for Daniel Yong Zhang is Alibaba Group Holding Limited, 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China. The business address for Pehong Chen is 1600 Seaport Blvd, Suite 120, Redwood City, CA 94063. The business address for Frank Kui Tang is Suite 705-8, ICBC Tower, 3 Garden Road, Central, Hong Kong. The business address for Gaofei Wang, Fei Cao and Yajuan Wang is 8/F, QIHAO Plaza, No.8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(1)         For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2018, by the sum of (1) 223,153,786, which is the total number of ordinary shares outstanding as of March 31, 2018, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2018.

(2)         For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2018. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Represents 101,778,958 Class B ordinary shares. The address of Sina Corporation is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China. Sina Corporation is a reporting company under the Exchange Act, which is listed on the NASDAQ Global Select Market.

(4)         Represents (1) 58,883,086 Class A ordinary shares and (2) 9,000,000 Class A ordinary shares represented by ADSs. The address of Ali WB is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016.

To our knowledge, as of March 31, 2018, we had 62,458,984 ordinary shares outstanding on an as converted basis that were held by thirty record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. The strategic collaboration has generated $49.1 million, $107.6 million and $137.4 million in advertising and marketing revenues in aggregate for us for the twelve months ended 2013, 2014 and 2015, respectively. The strategic collaboration agreement and marketing cooperation agreement expired in January 2016. However, Alibaba still remains as our largest customer, and we rely on them to enable us to offer e-commerce advertisement solutions to their merchants.

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

Transactions with SINA

During 2017, we recorded $64.1 million in revenues from SINA, we had costs and expenses allocated from SINA of $41.1 million and $22.9 million billed by SINA for other costs and expenses associated with Weibo business.  In addition, we had amounts due from SINA of $16.4 million as of December 31, 2017.

In January 2017, we and one of our subsidiary entered into one-year loan agreements with SINA and SINA subsidiary, pursuant to which we are entitled to draw down U.S. dollar-denominated loan from SINA and a SINA subsidiary is entitled to draw down equivalent RMB-denominated loan from our subsidiary, to facilitate each other’s business operations. All of the loans carried a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down.

For the year ended December 31, 2017, interest income that we earned from such RMB-denominated loans to SINA was $1.7 million, and interest expense that we accrued for such U.S. dollar-denominated loans from SINA was $1.5 million, respectively. As of December 31, 2017, we and our subsidiary has settled both loans with SINA and SINA subsidiary with payment of U.S. dollar-denominated principal and interest expense of $61.5 million and receipt of RMB-denominated principal and interest income of $64.0 million, respectively.  Besides the matching loans between Weibo and SINA, SINA made an additional $2.0 million short term loan to us in 2017.

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

Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payments to us are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from us are included in the amount due to SINA. Loan from SINA is presented under cash flow from financing activities, whereas loan to SINA is presented under investing activities in the consolidated statements of cash flows.

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

Transactions with Alibaba

During 2017, we recorded $84.7 million in advertising and marketing services revenues from Alibaba. As of December 31, 2017, we had $42.8 million in accounts receivable due from Alibaba.

During 2016, we recorded $57.9 million in advertising and marketing services revenues from Alibaba. As of December 31, 2016, we had $24.3 million in accounts receivable due from Alibaba.

During 2015, we recorded $143.7 million in advertising and marketing services revenues from Alibaba. As of December 31, 2015, we had $54.1 million in accounts receivable due from Alibaba.

Transactions with Other Related Parties

During 2017, we recorded $93.0 million in revenues from other related parties and we recorded $4.1 million in sales and marketing expenses for services received from other related parties. As of December 31, 2017, we had $29.7 million in accounts receivable due from other related parties and $5.0 million in accrued and other liabilities due to other related parties.

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

Legal Proceedings

Our Company and certain of our current and former directors and officers have been named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey: Andrew Goldsmith v. Weibo Corporation. et al., Civil Action No. 2:17-cv-04728-SRC-CLW (filed on June 27, 2017) (“Goldsmith Case”) and Feng Chen v. Weibo Corporation. et al., Civil Action No. 2:17-cv-05694 (filed on August 3, 2017) (“Chen Case”). The Goldsmith Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between April 27 and June 22, 2017; the Chen Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between April 28, 2016 and June 19, 2017. Both cases’ complaints allege that our company’s public filings contained material misstatements and omissions in violation of the federal securities laws.

On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, our company and one individual defendant filed a motion to dismiss the amended complaint, which motion is currently pending before the court.

The action remains in its preliminary stages. We believe the case is without merit and intent to defend the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our depositary, will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12.D. Description of Securities Other than Equity Securities—American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Item 9.           The Offer and Listing

A.                                    Offer and Listing Details

Our ordinary shares have been quoted on the NASDAQ Global Select Market system under the symbol “WB” since April 17, 2014. The following table sets forth the high and low trading prices of our ordinary shares for (1) each of the four quarters of the most recent full financial year and the subsequent period and (2) each of the most recent six months:

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since April 17, 2014)	26.08	13.88
2015	20.70	8.78
2016	55.93	12.09
2017	123.00	41.04
Quarterly Highs and Lows
First Quarter 2016	19.41	12.09
Second Quarter 2016	29.49	17.73
Third Quarter 2016	52.29	28.10
Fourth Quarter 2016	55.93	40.12
First Quarter 2017	58.79	41.04
Second Quarter 2017	82.28	48.82
Third Quarter 2017	108.30	66.35
Fourth Quarter 2017	123.00	89.30
First Quarter 2018	142.12	104.60
Monthly Highs and Lows
October 2017	105.50	89.30
November 2017	123.00	93.61
December 2017	109.76	97.49
January 2018	136.19	104.60
February 2018	142.12	108.70
March 2018	139.41	113.13
April 2018 (through April 20, 2018)	125.39	109.00

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Ordinary Shares

General

Based on the assumptions and qualifications in its opinion that is filed as an exhibit to the registration statement that includes our prospectus dated April 16, 2014, our Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, has advised us that all of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

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

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of our initial public offering, our company’s register of members was updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary, and the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our shares (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar, or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

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

Assuming we are the owner of Weimeng for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ended December 31, 2017 and do not expect to be a PFIC for our current taxable year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the NASDAQ Global Select Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such gain or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If you make a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, you will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you if we are or become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any year in which you hold Class A ordinary shares, you will generally be subject to the special tax rules discussed above.

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

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

Our corporate internet address is http://ir.weibo.com. We make available free of charge on or through our website our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by the SEC rules. Information contained on Weibo’s website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

I.                                        Subsidiary Information

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Market Risks

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the second half of 2017, the RMB has appreciated significantly in the backdrop of a weak U.S. dollar, robust Chinese economy in 2017 and stringent foreign exchange regulation. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from the issuance of convertible senior notes due 2022 into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive income (loss)	Transaction Gain (Loss)
	(In $thousands)	(In $thousands)
Appreciate 2%	19,737	(420)
Appreciate 5%	49,494	(1,051)
Depreciate 2%	(19,654)	420
Depreciate 5%	(48,974)	1,051

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2017, we received reimbursement of $0.4 million from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Item 15.                          Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2017 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2016 and 2017:

	2016	2017
Audit Fees(1)	$1,809,454	$1,550,722
Audit Related Fees(2)	37,656	740,166
All Other Fees	—	—

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2016 and 2017, the audit refers to financial audit.

(2)         “Audit-related fees” primarily consists of fees related to the issuance of comfort letter in our offering of convertible notes in 2017 and other audit-related services.

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

2.4*	Indenture, dated as of October 30, 2017, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee.

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

4.14*	English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng.

Exhibit Number	Description

4.15*	English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng.

4.16*	English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng.

4.17*	English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng.

4.18*	English Translation of the Share Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng.

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

4.23

Amended and Restated Series E Preferred Share Purchase Agreement dated November 15, 2016 between the Company’s wholly owned subsidiary WB Online Investment Limited and Yixia Tech Co Ltd. (Filed as Exhibit 4.23 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 27, 2017, and incorporated herein by reference).

8.1*	List of Subsidiaries.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1, File No. 333-194589, filed on March 14, 2014, as amended and incorporated herein by reference).

12.1*	Certificate of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

13.1**	Certificate of chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP.

15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

	By:	/s/ Gaofei Wang
		Name:	Gaofei Wang
		Title:	Chief Executive Officer

Date: April 26, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2018

We have served as the Company’s auditor since 2013.

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$364,766	$1,000,953
Short-term investments	31,188	791,730
Accounts receivable due from third parties, net of allowances for doubtful accounts of $5,046 and $8,114 as of December 31, 2016 and 2017, respectively	61,655	97,572
Accounts receivable due from Alibaba, net of allowances for doubtful accounts of nil and nil as of December 31, 2016 and 2017, respectively (Note 9)	24,293	42,832
Accounts receivable due from other related parties, net of allowances for doubtful accounts of $1,483 and nil as of December 31, 2016 and 2017, respectively (Note 9)	30,106	29,696
Prepaid expenses and other current assets	66,664	69,233
Amount due from SINA	18,565	16,356
Total current assets	597,237	2,048,372
Property and equipment, net	22,816	33,793
Intangible assets, net	1,100	517
Goodwill	10,266	13,420
Long-term investments	399,933	452,337
Other assets	5,592	13,380
Total assets	$1,036,944	$2,561,819
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiaries of $137,256 and $217,602 as of December 31, 2016 and 2017, respectively.)
Accounts payable	$48,997	$134,950
Accrued and other liabilities	180,142	268,615
Deferred revenues	48,964	81,311
Total current liabilities	278,103	484,876
Long-term liabilities
Convertible debt	—	879,983
Long-term deferred revenues	666	286
Deferred tax liability	817	1,880
Total long-term liabilities	1,483	882,149
Total liabilities	$279,586	$1,367,025

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2016	2017

Commitments and contingencies (Note 16)

Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 218,076 and 222,706 shares (including 120,927 Class A ordinary shares and 101,779 Class B ordinary shares) issued and outstanding as of December 31, 2016 and 2017, respectively.	$55	$56
Additional paid-in capital	979,805	1,030,048
Accumulated other comprehensive income (loss)	(26,994)	9,534
Retained earnings (Accumulated deficit)	(199,641)	152,949
Total Weibo shareholders’ equity	753,225	1,192,587
Non-controlling interests	4,133	2,207
Total shareholders’ equity	757,358	1,194,794
Total liabilities and shareholders’ equity	$1,036,944	$2,561,819

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Year Ended December 31,
	2015	2016	2017

Revenues:
Advertising and marketing revenues
Third parties	$207,657	$428,275	$780,545
Alibaba (Note 9)	143,650	57,908	84,688
SINA and other related parties (Note 9)	51,108	84,799	131,512
	402,415	570,982	996,745
Value-added services revenues	75,476	84,818	153,309
Total revenues	477,891	655,800	1,150,054
Costs and Expenses
Cost of revenues	141,960	171,231	231,255
Sales and marketing	126,059	148,283	275,537
Product development	143,444	154,088	193,393
General and administrative	28,925	41,218	42,315
Total costs and expenses	440,388	514,820	742,500
Income from operations	37,503	140,980	407,554
Income (loss) from equity method investments	(6)	(130)	1,030
Realized gain from investments	944	534	14
Investment related impairment	(8,005)	(40,161)	(4,747)
Interest and other income, net	6,344	8,757	13,260
Income before income tax expenses	36,780	109,980	417,111
Provision of income taxes	2,591	4,316	66,746
Net income	$34,189	$105,664	$350,365
Less: Net loss attributable to non-controlling interests	(556)	(2,363)	(2,225)
Net income attributable to Weibo	34,745	108,027	352,590

Net income	$34,189	$105,664	$350,365
Other comprehensive income (loss)
Currency translation adjustments (net of tax of nil, nil, and nil for 2015, 2016 and 2017, respectively)	(7,874)	(18,898)	37,822
Available-for-Sale securities
Change in unrealized loss from available-for-sale securities (net of tax of nil, nil, and nil for 2015, 2016, and 2017, respectively)	(198)	(2,557)	(995)
Reclassification adjustment for net loss included in net income (net of tax of nil, nil, and nil for 2015, 2016, and 2017, respectively)	—	4,822	—
Net change, net of tax	(198)	2,265	(995)
Total comprehensive income	$26,117	$89,031	$387,192
Less: Comprehensive loss attributable to non-controlling interests	(829)	(2,637)	(1,926)
Comprehensive income attributable to Weibo	26,946	91,668	389,118
Shares used in computing net income per share attributable to Weibo:
Basic	208,163	214,745	220,555
Diluted	217,918	222,859	225,363
Income per share:
Basic	$0.17	$0.50	$1.60
Diluted	$0.16	$0.48	$1.56

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

				Accumulated	Retained
			Additional	Other	Earnings	Non-	Total
	Ordinary Shares		Paid-In	Comprehensive	(Accumulated	controlling	Shareholders’
	Shares	Amount	Capital	Income (Loss)	Deficit)	Interests	Equity
Balance at December 31, 2014	203,658	$51	$904,402	$(2,836)	$(342,413)	$8,186	$567,390
Issuance of ordinary shares pursuant to stock plan	8,519	2	8,121	—	—	—	8,123
Non-cash stock-based compensation	—	—	26,399	—	—	—	26,399
Net income (loss)	—	—	—	—	34,745	(556)	34,189
Currency translation adjustments	—	—	—	(7,601)	—	(273)	(7,874)
Unrealized loss from available-for-sale securities	—	—	—	(198)	—	—	(198)
Balance at December 31, 2015	212,177	$53	$938,922	$(10,635)	$(307,668)	$7,357	$628,029
Issuance of ordinary shares pursuant to stock plan	5,899	2	3,981	—	—	—	3,983
Non-cash stock-based compensation	—	—	36,902	—	—	—	36,902
Sale (Purchase) of subsidiaries’ shares to (from) non-controlling shareholders, net	—	—	—	—	—	(587)	(587)
Net income (loss)	—	—	—	—	108,027	(2,363)	105,664
Currency translation adjustments	—	—	—	(18,624)	—	(274)	(18,898)
Net change in other comprehensive loss from available-for-sale securities	—	—	—	2,265	—	—	2,265
Balance at December 31, 2016	218,076	$55	$979,805	$(26,994)	$(199,641)	$4,133	$757,358
Issuance of ordinary shares pursuant to stock plan	4,630	1	2,206	—	—	—	2,207
Non-cash stock-based compensation	—	—	48,037	—	—	—	48,037
Net income (loss)	—	—	—	—	352,590	(2,225)	350,365
Currency translation adjustments	—	—	—	37,523	—	299	37,822
Unrealized loss from available-for-sale securities	—	—	—	(995)	—	—	(995)
Balance at December 31, 2017	222,706	$56	$1,030,048	$9,534	$152,949	$2,207	$1,194,794

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2015	2016	2017

Cash flows from operating activities:
Net income	$34,189	$105,664	$350,365
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,950	13,982	15,328
Stock-based compensation	26,399	36,902	48,037
Provision (reversal) for allowance for doubtful accounts	(368)	7,787	5,478
Deferred income tax benefits	(977)	(4,630)	(1,503)
(Income) Loss from equity method investments	6	130	(1,030)
Dividend received from equity method investments	—	—	267
Gain on sale of investments	(608)	(328)	(14)
Investment related impairment	8,005	40,161	4,747
(Gain) Loss on disposal of property and equipment	184	191	(85)
Amortization of convertible debt issuance cost	—	—	690
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	4,988	(33,109)	(41,395)
Accounts receivable due from Alibaba	10,673	29,759	(18,539)
Accounts receivable due from other related parties	(15,313)	2,372	410
Prepaid expenses and other current assets	470	(19,527)	(28,050)
Other assets	713	1,134	(649)
Accounts payable	16,099	8,915	84,444
Accrued and other liabilities	46,271	68,102	88,474
Amount due to (from) SINA	12,537	(30,753)	209
Deferred revenues	17,753	9,492	31,967
Net cash provided by operating activities	181,971	236,244	539,151
Cash flows from investing activities:
Purchases of short-term investments	(149,374)	(314,363)	(1,439,558)
Maturities of short-term investments	216,615	373,805	696,245
Investment and prepayment in long-term investments	(268,758)	(155,122)	(54,640)
Proceeds from disposal/refund of long-term investments	6,090	12,188	2,458
Proceeds from disposal of property and equipment	—	—	107
Purchases of property and equipment	(10,858)	(13,253)	(20,454)
Loan to SINA	—	—	(59,534)
Repayment of loan by SINA	—	—	62,252
Cash paid for business acquisition, net of cash acquired	(22,025)	—	(2,298)
Net cash used in investing activities	(228,310)	(96,745)	(815,422)
Cash flows from financing activities:
Proceeds from employee options exercised	7,822	4,183	2,285
Proceeds from convertible notes, net of debt issuance costs	—	—	879,293
Loan from SINA	—	—	62,000
Repayment of loan from SINA	(2,863)	—	(60,000)
Payments to non-controlling shareholders	—	(1,148)	—
Net cash provided by financing activities	4,959	3,035	883,578
Effect of exchange rate changes on cash and cash equivalents	(6,045)	(15,208)	28,880
Net increase (decrease) in cash and cash equivalents	(47,425)	127,326	636,187
Cash and cash equivalents at the beginning of the year	284,865	237,440	364,766
Cash and cash equivalents at the end of the year	$237,440	$364,766	$1,000,953
Supplemental disclosure of cash flow information
Cash paid for interest expenses on matching loan from SINA	$—	$—	$(1,537)
Cash paid for income tax	$(311)	$(3,386)	$(8,168)
Supplemental schedule of non-cash investing and financing activities
Property and equipment in accounts payable	$2,532	$2,158	$3,667
Uncollected proceeds from sale of subsidiary’s shares to non-controlling shareholders	$—	$561	$—

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and reorganization

Weibo Corporation (“Weibo” or the “Company”) is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating information timely and gauging public opinion to improve public services. Charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging celebrities and organizations on Weibo to amplify their impact to society. Weibo generates its revenues mostly from advertising and marketing services, as well as from value-added services, including game-related services, VIP membership and data licensing.

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

Transfer of Equity Interest in Weibo Funds. SINA held a 55% and 85% equity interest in two limited liability partnerships, (“Weibo Funds’’), since 2011 and 2013, respectively, and had control over the operations and assets of the Weibo Funds, which engage in the investment of high-tech startups related to the Weibo business. On June 30, 2015, SINA transferred its equity interest in the Weibo Funds to the Group for a consideration of $22.0 million, and the Group accounted for such transaction as a business combination between entities under common control (Note 5). The Group’s consolidated financial statements have been retrospectively adjusted to reflect the transfer from the first day SINA took control.

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

Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payments to the Group are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group are included in the amount due to SINA. Loan from SINA is presented under cash flow from financing activities, whereas loan to SINA is presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated is presented under operating activities in the consolidated statements of cash flows. The Group’s statements of comprehensive income consists all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by management.

Total cost and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Cost of revenues	$6,550	$11,022	$13,699
Sales and marketing	1,263	1,271	9,732
Product development	12,981	9,094	11,312
General and administrative	3,884	4,316	6,393
	$24,678	$25,703	$41,136

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

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, VIEs, of which the Company is the primary beneficiary, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIE, which holds critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and net income in China were generated directly or indirectly through the VIE or the Predecessor Operations. The Company, through its subsidiary, has signed various agreements with the VIE to allow the transfer of economic benefits from the VIE to the Company. The Group has determined that it is the primary beneficiary of the VIE through Weibo Technology’s contractual arrangements with the VIE. Accordingly, the Company has consolidated the VIE’s results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIE are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIE is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIE during consolidation. Each shareholder of the VIE has agreed to transfer his equity interest in the VIE to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIE, including without limitation the right to appoint all directors of the VIE, have been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIE under which Weibo Technology provides technical and other services to the VIE in exchange for substantially all net income of the VIE. In addition, the shareholders of the VIE have pledged their shares in the VIE as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2016 and 2017, the total amount of interest-free loans to the VIE’s shareholders was $9.4 million and $86.9 million, respectively and the aggregate accumulated loss of the VIE and VIE’s subsidiaries was $54.5 million and $33.3 million, respectively, which were included in the Group’s consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE and VIE’s subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets and statements of comprehensive income:

	As of December 31,
	2016	2017
	(In thousands)
Cash, cash equivalents and short-term Investments	$57,505	$40,458
Accounts receivable	115,338	166,212
Property and equipment, net	357	146
Intangible assets	1,100	517
Goodwill	9,969	13,123
Prepayment for long-term investments	144	4,967
Long-term investments	49,195	74,935
Deferred tax assets	2,312	4,772
Amount due from SINA	12,163	4,677
Others	28,247	28,850
Total assets	$276,330	$338,657

Accounts payable	$25,850	$32,444
Accrued and other liabilities	64,879	114,239
Deferred revenues	38,313	54,651
Income tax payable	8,214	16,268
Amount due to the subsidiaries of the Group	171,460	57,639
Deferred tax liability	274	129
Total liabilities	$308,990	$275,370

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Net revenues	$391,568	$530,598	$906,129
Net income (loss)	$(10,572)	$(21,758)	$21,252

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Net cash provided by (used in) operating activities	$158,290	$(42,556)	$(66,972)
Net cash used in investing activities	$(39,965)	$(28,577)	$(34,720)
Net cash provided by (used in) financing activities	$—	$(1,148)	$76,232
Net increase (decrease) in cash and cash equivalents	$118,325	$(72,281)	$(25,460)

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through Weibo Technology and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries, except for the registered capital and non-distributable reserve funds of the VIE and VIE’s subsidiaries, amounting to $56.2 million and $137.3 million as of December 31, 2016 and 2017, respectively. Since the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses mainly through the VIE, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIE was $8.4 million, $12.3 million and $21.4 million for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Loan Repayment Agreements. Each shareholder of the VIE has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of the VIE have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of the VIE agree in writing to terminate these agreements.

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

Share Pledge Agreements. Each shareholder of the VIE has pledged all of his shares in the VIE and all other rights relevant to the share rights to Weibo Technology, as a collateral security for his obligations to pay off all debts to Weibo Technology, under the loan agreement and for the payment obligations of the VIE under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through sale or auction. During the term of each agreement, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) the VIE and the shareholders of the VIE have fully performed their obligations under the above-referred agreements, and (iii) Weibo Technology unilaterally consents to terminate the respective share pledge agreement. As of the date of this annual report, the registration of such equity pledges is still in the process.

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

Due to its control over the VIE, Weibo Technology has the right to determine the service fee to be charged to the VIE under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of the VIE, applicable tax rates, planned capital expenditure and business strategies, Weibo Technology charged an amount of $232.4 million, $335.6 million and $618.1 million in service fees from the VIE under these agreements for the years ended December 31, 2015, 2016 and 2017, respectively, which was determined based on the actual cost incurred for providing such service and the cash position and operation of the VIE.

Under the trademark license agreement, Weibo Technology has granted the VIE trademark licenses to use its trademarks for specific areas, and the VIE is obligated to pay license fees to Weibo Technology. The term of the agreement is for one year and is automatically renewed provided that there is no objection from Weibo Technology.

The Company believes that the contractual arrangements among its subsidiary, VIE and VIE’s shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and VIE’s subsidiaries in the consolidated financial statements. The Company’s ability to control the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIE were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIE as a result of the aforementioned risks and uncertainties are remote.

2. Significant Accounting Policies

Basis of presentation

The preparation of the Group’s consolidated financial statements is in conformity with US GAAP. The consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIE, and VIE’s subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

Conformity with US GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, the estimated useful lives of assets and convertible debt. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, including game-related services, VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivable is reasonably assured and the amounts can be accurately estimated.

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

The Group determines whether the game developers are the primary obligors for the game-related service, based on whether the game developers are responsible for developing, maintaining and updating the game related services and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. Revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Group’s primary responsibility is to promote the games of the developers, provide virtual currency exchange service, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual currencies are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits.

VIP membership. VIP membership is a service package consisting of user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Data licensing. The Group offers data licensing arrangements that allow its customers to access, search and analyze historical and real-time data on its platform. The data licensing arrangement is for a fixed period, typically one year, and such revenue is recognized ratably over the contract period.

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA (see Note 1 Reorganization ). The Group presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. The Group is subject to 6.7% Value-Added Tax (“VAT”) and surcharges for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues. The total amount of such taxes on its advertising and marketing revenues for the years ended December 31, 2015, 2016 and 2017 were $35.3 million, $49.9 million and $90.6 million, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2015, 2016 and 2017, the advertising and promotional expenses were $81.2 million, $92.2 million and $200.6 million, respectively.

Product development expenses

Product development expenses consist mainly of payroll-related expenses and infrastructure costs incurred for enhancement to and maintenance of the Group’s platform, as well as costs associated with new product development and product enhancements, part of which were allocated from SINA (see Note 1 Reorganization ). The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

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

The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. The Group also recognizes the compensation cost of performance-based restricted share units, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

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

Operating leases

The Group leases office space under operating lease agreements with initial lease terms ranging from six months to five and a half years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease, part of which was allocated from SINA (see Note 1 Reorganization). Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. The allocated rental expenses from SINA for the years ended December 31, 2015, 2016 and 2017, were $3.5 million, $3.9 million and $4.5 million, respectively.

Cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits that mature within three months stated at cost plus accrued interest.

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

The Group monitors its investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the business, including current earnings trends, undiscounted cash flows, and other company-specific information, such as recent financing rounds. Determination of the fair value, particularly for investments in privately-held companies whose revenue model is unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income. The Group recorded an impairment charge of $6.6 million, $31.6 million and $4.7 million to the carrying value of long-term investments accounted for under the cost method and equity method for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale (“AFS”) securities under long-term investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income (loss) in shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of unrealized loss recorded in accumulated other comprehensive income (loss) will be reclassified to net income in the consolidated statements of comprehensive income. The fair value of the investment would then become the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. The Group recorded an impairment charge of nil, $4.8 million and nil to AFS securities for the years ended December 31, 2015, 2016 and 2017, respectively.

Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $19.5 million, $13.3 million and $14.7 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIE. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. When the Group performs the quantitative impairment test, the Group firstly determines whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the Group performs the second step of a two-step quantitative goodwill impairment test to allocate the fair value of reporting units to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

Convertible debt

The Group determines the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to the conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the contractual life. The Group presented the issuance costs of debt as a direct deduction from the related debt during the periods presented.

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as virtual currency or in-game virtual items sold for game related services and VIP membership.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net loss attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s consolidated statements of comprehensive income. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated financial statements to distinguish the interests from that of the Company.

Foreign currency

The Company’s reporting currency and functional currency are the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

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

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2015 and 2016 were loss of $7.9 million and $18.9 million, respectively, and $37.8 million gain for the year ended December 31, 2017. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Net Income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and value-added services. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical information is presented.

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

As of December 31, 2016 and 2017, the Group had $393.6 million and $1.79 billion, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba accounted for 30%, 9% and 7% of the Group’s revenues for the years ended December 31, 2015, 2016 and 2017, respectively. No other customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 15%, 22%, and 23% of the Group’s revenues for the years ended December 31, 2015, 2016, and 2017, respectively.

As of December 31, 2016 and 2017, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consists of amounts due from advertising agencies and direct customers. Alibaba accounted for 21% and 25%, respectively, of the Group’s net accounts receivables as of December 31, 2016 and 2017, while one customer accounted for 15% and 10%, respectively, at the same dates.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2016 and 2017, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $335.7 million and $871.2 million, accounting for 85% and 49% of the Group’s total cash, cash equivalents and short-term investments balance. As of December 31, 2016 and 2017, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was $115.3 million and $170.1 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2016 and 2017, the Group’s current liabilities balance denominated in RMB was $267.8 million and $475.6 million, accounting for 96% and 98% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of the RMB. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Group currently anticipates adopting the standard using the modified retrospective method, which means that revenues for 2016 and 2017 will be reported on a historical basis and revenues for 2018 will be reported on the new basis. The Group has substantially completed the assessments related to the standard. The main impact will be the presentation of value added tax recognized in revenue from “gross” to “net”, resulting in equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions, resulting in the increase of revenue and advertising expenses. In aggregate, the Group does not expect the new revenue standard will have a material impact on net income level and it expects the cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard to be immaterial.

In January 2016, the FASB issued updated guidance on financial instruments, ASU No. 2016-01, which intends to improve the recognition and measurement of financial instruments. Most prominent among the changes in the standard is the requirement for changes in the fair value of investments, with certain exceptions, to be recognized through net income rather than other comprehensive income. The Group plans to adopt the new guidance beginning in the first quarter of fiscal year 2018. Adoption of the standard will be applied through a cumulative-effect adjustment to retained earnings as of the effective date. After adoption of the new standard, the Group will measure long-term investments other than equity method ones at fair value from quarter to quarter and will record the fair value change in net income for the period. For those investments without readily determinable fair values, the Group will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The cumulative-effect adjustment on the retained earnings as of January 1, 2018 is expected to be immaterial and the Group anticipates the quarterly fair value change may vary significantly afterwards.

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

In August 2016, the FASB issued ASU No. 2016-15, which clarifies and includes specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The Group will adopt the amendments in the fiscal year of 2018 and does not expect a significant impact on its consolidated financial statements from the amendments.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group plans to adopt the new standard beginning in the first quarter of fiscal year 2018 and does not expect a significant impact the amendments will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied on a prospective basis. The Group is currently evaluating the impact the new amendments will have on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, which clarifies the scope of modification accounting for share-based compensation (Topic 718). The new standard indicates that an entity should account for the effects of a modification under certain conditions. The Group plans to adopt the new standard beginning in the first quarter of fiscal year 2018 and does not expect a significant impact this new standard will have on its consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2016	2017
	(In thousands)
Cash and cash equivalents:
Cash	$364,766	$1,000,953

Short-term investments:
Bank time deposits	31,188	791,730

Total cash, cash equivalents and short-term investments	$395,954	$1,792,683

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was $5.5 million, $7.6 million and $17.9 million for the years ended December 31, 2015, 2016 and 2017, respectively. The maturity dates for the time deposits were within one year.

4. Long-term Investments

Long-term investments comprised of investments in privately held and publicly traded companies. The following sets forth the changes in the Group’s long-term investments:

	Cost Method	Equity Method	Available-for-Sale Securities	Total
	(In thousands)

Balance at December 31, 2014	$50,594	$154	$13,029	$63,777
Investments made	252,256	—	—	252,256
Loss from equity method investment	—	(6)	—	(6)
Disposal of investments	(13,134)	—	—	(13,134)
Impairment on investments	(6,608)	—	—	(6,608)
Unrealized loss	—	—	(198)	(198)
Currency translation adjustment	(1,401)	(7)	—	(1,408)

Balance at December 31, 2015	$281,707	$141	$12,831	$294,679
Investments made	147,767	4,324	—	152,091
Loss from equity method investment	—	(130)	—	(130)
Disposal of investments	(6,010)	—	(5,000)	(11,010)
Impairment on investments	(31,586)	—	—	(31,586)
Unrealized loss	—	—	(2,557)	(2,557)
Currency translation adjustment	(1,548)	(6)	—	(1,554)

Balance at December 31, 2016	$390,330	$4,329	$5,274	$399,933
Investments made	31,776	22,307	—	54,083
Gain from equity method investment	—	1,030	—	1,030
Dividend received from equity method investment	—	(267)	—	(267)
Impairment on investments	(4,747)	—	—	(4,747)
Unrealized loss	—	—	(995)	(995)
Currency translation adjustment	2,997	303	—	3,300

Balance at December 31, 2017	$420,356	$27,702	$4,279	$452,337

As of December 31, 2016 and 2017, investments accounted for under the cost method were $390.3 and $420.4 million, respectively. Investments were accounted for under the cost method if the Group had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value.

For the year ended December 31, 2017, the Group made investments in private high tech companies totaling $54.1 million, which were accounted for under the cost method or equity method. These investments were made, in general to expand and strengthen the Group’s ecosystem.

Investments in marketable securities are held as available-for-sale and reported at fair value due to changes in quoted market price. The Group made a $15.1 million investment in 2014 and accounted for it as an AFS investment. In 2016, the Group disposed part of the investment and recognized an impairment charge of $4.8 million to net income, based on the severity and duration of the decline from the carrying value. As of December 31, 2016 and 2017, the fair value of the AFS investment was $5.3 million and $4.3 million, respectively.

The Group performs an impairment assessment on its investments and determines whether investment impairment, if any, is other-than-temporary based on changes in quoted market price or other impairment indicators. The Group recorded impairment charges of $8.0 million, $40.2 million, and $4.7 million on the carrying value of its long-term investments and prepayment for the years ended December 31, 2015, 2016 and 2017, respectively, as a result of the investments not performing to expectation or them becoming incapable of making repayment. The investment impairment in 2016 included a $19.0 million write-off on an online-to-offline business and a $10.5 million write-off on an employment-oriented social company.

5. Acquisitions

On June 30, 2015, the Group acquired a 55% and 85% equity interest in two investment funds (“Weibo funds”) for a total cash consideration of $22.0 million from SINA. The Weibo funds engage in investing in high-tech startups related to the Weibo business. The Group engaged an independent valuation firm to assist management in its valuation of the purchase price allocation. Since Weibo and the Weibo Funds were controlled by SINA before and after the acquisition, the transaction was accounted for as a business combination between entities under common control. In accordance with ASC Subtopic 805-50, the Group’s consolidated financial statements included the acquired assets and liabilities of the Weibo Funds at their historical carrying amounts and were prepared as if the current corporate structure had been in place throughout the periods presented. The Group had one immaterial acquisition in 2017. No new acquisition incurred in 2016.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising & Marketing	Other	Total
	(In thousands)
Balance as of December 31, 2015	$—	$11,117	$11,117
Currency translation adjustment	—	(851)	(851)
Balance as of December 31, 2016	$—	$10,266	$10,266
New acquisition	—	2,318	2,318
Currency translation adjustment	—	836	836
Balance as of December 31, 2017	$—	$13,420	$13,420

As of December 31, 2017, the Group performed a qualitative analysis on the goodwill arising from the acquisition taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. Based on the analysis, the Group determined that it was not necessary to perform a quantitative goodwill impairment assessment and concluded that no impairment indicators on its goodwill were noted during the period presented.

As of December 31, 2017, the Group’s intangible assets totaled $0.5 million, mainly consisted of acquired game-related platform technology and a non-compete agreement. The amortization expense for the years ended December 31, 2015, 2016 and 2017 was $1.5 million, $0.7 million and $0.6 million, respectively. As of December 31, 2017, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In thousands)
2018	$517
2019 and thereafter	—
Total expected amortization expense	$517

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

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Cost of revenues	$1,196	$2,616	$3,716
Sales and marketing	3,209	5,357	8,264
Product development	10,210	15,076	21,879
General and administrative	11,784	13,853	14,178
	$26,399	$36,902	$48,037

Stock based compensation related to the grants were amortized generally over four years on a straight-line basis with $26.4 million, $36.9 million and $48.0 million expensed for the years ended December 31, 2015, 2016 and 2017, respectively.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2014	2,738
Addition	21,684
Granted*	(4,851)
Cancelled/expired/forfeited	646

December 31, 2015	20,217
Addition	—
Granted*	(1,917)
Cancelled/expired/forfeited	578

December 31, 2016	18,878
Addition	—
Granted*	(736)
Cancelled/expired/forfeited	398

December 31, 2017	18,540

*          In 2015, 4.9 million restricted share units and no options were granted under the 2014 Plan. In 2016, 1.9 million restricted share units and no options were granted under the 2014 Plan. In 2017, 0.7 million restricted share units and no options were granted under the 2014 Plan.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2014	14,330	$1.28	3.2	$185,684
Granted	—	$—
Exercised	(7,309)	$1.11
Cancelled/expired/forfeited	(718)	$3.22

December 31, 2015	6,303	$1.26	2.4	$114,975
Granted	—	$—
Exercised	(3,625)	$1.10
Cancelled/expired/forfeited	(91)	$3.37

December 31, 2016	2,587	$1.41	1.6	$101,403
Granted	—	$—
Exercised	(2,122)	$1.04
Cancelled/expired/forfeited	(28)	$0.68

December 31, 2017	437	$3.24	2.0	$43,800

Vested and expected to vest as of December 31, 2016	2,572	$1.40	1.6	$100,819
Exercisable as of December 31, 2016	2,433	$1.28	1.4	$95,678

Vested and expected to vest as of December 31, 2017	437	$3.24	2.0	$43,800
Exercisable as of December 31, 2017	437	$3.24	2.0	$43,800

The total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was $106.2 million, $129.3 million and $135.2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2015, 2016 and 2017 was $19.50, $40.60 and $103.46, respectively. Cash received from the exercise of stock option during the years ended December 31, 2015, 2016 and 2017 was $7.8 million, $4.2 million and $2.3 million, respectively.

As of December 31, 2016 and 2017, unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s employees and directors was $1.1 million and nil, respectively. All compensation cost related to stock options has been fully amortized in 2017.

Information regarding stock options outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2016
$ 0.36 - $0.41	1,639	$0.36	1,639	$0.36	0.7
$ 0.96 - $1.80	79	$0.97	79	$0.97	1.2
$ 3.25 - $3.36	341	$3.33	338	$3.33	2.5
$ 3.43 - $3.50	528	$3.48	377	$3.48	3.7
	2,587	$1.41	2,433	$1.28	1.6

As of December 31, 2017
$ 0.96 - $1.80	31	$0.97	31	$0.97	0.2
$ 3.25 - $3.36	179	$3.33	179	$3.33	1.4
$ 3.43 - $3.50	227	$3.48	227	$3.48	2.6
	437	$3.24	437	$3.24	2.0

Restricted Share Units

Summary of Performance-Based Restricted Share Units

The following table sets forth a summary of performance-based restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2015	—	$—
Awarded	111	$27.00
Cancelled	(3)	$27.00

December 31, 2016	108	$27.00
Awarded	155	$50.45
Vested	(102)	$27.00
Cancelled	(32)	$46.42

December 31, 2017	129	$50.32

As of December 31, 2016 and 2017, unrecognized compensation cost, adjusted for estimated forfeitures, related to performance-based restricted share units granted to the Company’s employees there was $0.3 million and $0.7 million, respectively. No performance-based RSUs were granted in 2015.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

	Shares Granted	Weighted- Average Grant Date Fair Value
	(In thousands)
December 31, 2014	3,507	$16.44
Awarded	4,851	$12.41
Vested	(1,211)	$14.69
Cancelled	(646)	$14.18

December 31, 2015	6,501	$13.98
Awarded	1,806	$24.94
Vested	(2,274)	$14.73
Cancelled	(575)	$14.58

December 31, 2016	5,458	$17.23
Awarded	581	$62.87
Vested	(2,406)	$17.01
Cancelled	(366)	$17.72

December 31, 2017	3,267	$25.45

As of December 31, 2017, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to the Company’s employees and directors, was $66.7 million. This cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value based on the vesting date of the restricted share units vested was $17.8 million, $33.5 million and $40.9 million for the years ended December 31, 2015, 2016 and 2017, respectively.

7. Other Balance Sheet Components

	As of December 31,
	2015	2016	2017
	(In thousands)
Accounts receivable, net:
Due from third parties		$66,701	$105,686
Due from Alibaba		24,293	42,832
Due from other related parties		31,589	29,696

Total gross amount		$122,583	$178,214
Allowance for doubtful accounts:
Balance at the beginning of the year	(2,440)	(1,375)	(6,529)
Reversal (additional provision) charged to expenses, net	368	(7,787)	(5,478)
Write-off	697	2,633	3,893

Balance at the end of the year	(1,375)	(6,529)	(8,114)
		$116,054	$170,100

Prepaid expenses and other current assets:
Rental and other deposits		$3,965	$2,233
Prepayment for investments		24,953	20,881
Advertising prepayment		5,267	3,959
Prepayment to outsourced service providers		4,043	5,369
Amounts deposited by users*		21,203	25,277
Content fees		2,111	7,393
Others		5,122	4,121
		$66,664	$69,233

Property and equipment, net:
Computers and equipment		$94,170	$113,558
Leasehold improvements		2,054	4,321
Furniture and fixtures		922	1,241
Others		1,655	2,574

Property and equipment, gross		98,801	121,694
Less: Accumulated depreciation		(75,985)	(87,901)
		$22,816	$33,793

Accrued and other liabilities**:
Payroll and welfare		$33,786	$57,848
Marketing expenses		40,968	53,380
Payroll withholding taxes		3,547	3,547
Sales rebates		31,598	60,663
Professional fees		4,255	6,170
VAT and other tax payable		35,728	51,563
Payable to other service providers		1,457	362
Amounts due to users*		21,203	25,277
Others		7,600	9,805
		$180,142	$268,615

* Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelopes” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and VIP membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivables temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.

** Include amounts due to third parties, employees, related parties (see Note 9) and Weibo wallet users.

8. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2015	2016	2017
	(In thousands, except percentage)
Income before income tax expenses	$36,780	$109,980	$417,111
Loss from non-China operations	$(28,016)	$(60,193)	$(52,261)
Income from China operations	$64,796	$170,173	$469,372
Income tax expense applicable to China operations	$2,591	$4,316	$66,746
Effective tax rate for China operations	4.0%	2.5%	14.2%

The Company generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. Stock-based compensation was recorded in the Company’s loss from non-China operations. Loss from non-China operations in 2016 included a loss of $23.8 million from investment impairments.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to taxes in Hong Kong at 16.5% for all the periods presented. As of December 31, 2017, the Company’s Hong Kong subsidiary had a net operating loss of $2.5 million, which can be carried forward indefinitely to offset future taxable income. Also as of December 31, 2017, deferred tax assets of Weibo HK consist mainly of net operating loss carried forward, for which a full valuation allowance was provided. Management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released the qualification criteria, application procedures and assessment processes for “software enterprise,” which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction, at a rate of 12.5% for the subsequent three years. The Group’s WFOE qualifies as a software enterprise and, thus, enjoyed an income tax exemption in 2015 and 2016, and a reduced enterprise income tax rate of 12.5% in 2017.

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

The operations of the Group’s WFOE in China is invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to Weibo HK. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2017, the Group did not record any withholding tax for its PRC subsidiaries.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses (benefits) of the Company’s China subsidiaries, VIE and VIE’s subsidiaries:

	Years Ended December 31,
	2015	2016	2017
	(In thousands)
Deferred tax benefits	$(977)	$(4,630)	$(1,503)
Current income tax expenses	3,568	8,946	68,249

Income tax expenses	$2,591	$4,316	$66,746

Reconciliation of the statutory tax rate to the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2015		2016	2017
Statutory EIT rate	25.0%		25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(24.2	) %	(29.6)%	(11.6)%
Permanent differences	0.5%		1.2%	0.2%
Change in valuation allowance	2.7%		5.9%	0.6%

Effective tax rate for China operations	4.0%		2.5%	14.2%

The provision for income taxes for the years ended December 31, 2015, 2016 and 2017 differs from the amounts computed by applying the statutory EIT rate primarily due to the tax exemption and preferential tax treatment of the WFOE, Weibo Technology, as a qualified software enterprise for the periods presented. For the years ended December 31, 2015 and 2016, Weibo Technology was tax exempted for $15.7 million and $50.4 million, respectively. For the year ended December 31, 2017, Weibo Technology enjoyed a tax reduction of $52.6 million due to the preferential tax treatment. The tax exemption and reduction in the three-year period ended December 31, 2017 resulted in an effect of $0.08, $0.23 and $0.25 on basic net income per share in 2015, 2016 and 2017, respectively.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	As of December 31,
	2016	2017
	(In thousands)
Deferred tax assets:
Net operating loss carry forwards	$32,158	$10,280
Less: valuation allowance	(32,158)	(10,280)
Depreciation, accounts receivable, accrued and other liabilities	13,957	19,931
Less: valuation allowance	(8,576)	(11,629)

Net deferred tax assets (included in other assets)	$5,381	$8,302

Deferred tax liabilities:
Acquired intangible assets	$274	$129
Depreciation	362	527
Others	181	1,224

Total deferred tax liabilities	$817	$1,880

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2016 and 2017 was $40.7 million and $21.9 million, respectively. The change in valuation allowance was primarily due to bad debt expenses and investment impairment charges, as well as the expiration of net operating loss carry forward. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2016 and 2017, the Group had net operating loss carry forwards for China operations totaling $129.3 million and $41.1 million, respectively, for which full valuation allowance was provided. The net operating loss carry forwards as of December 31, 2017 consisted of net operating loss carry forwards in the amount of $18.6 million resulting from the Company’s carve-out from SINA and cumulative loss of the Company’s entities in the amount of $22.5 million. In 2017, $96.2 million of the net operating loss carry forwards expired and none was utilized. Net operating loss carry forwards for China operations as of December 31, 2017 will expire, if unused, in the years ending December 31, 2018 through December 31, 2022. The net operating loss of the carve-out from SINA will expire, if unused, in the year ending December 31, 2018.

9. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

Matching loan between Weibo and SINA.

In January 2017, the Company and its certain subsidiary entered into one-year loan agreements with SINA and SINA subsidiary, pursuant to which the Company is entitled to draw down U.S. dollar-denominated loan from SINA and a SINA subsidiary is entitled to draw down equivalent RMB-denominated loan from the Company’s subsidiary, to facilitate each other’s business operations. All of the loans carried a fixed rate of interest equal to the current market interest rate as of the dates when the principal was drawn down.

For the year ended December 31, 2017, interest income that the Group earned from such RMB-denominated loans to SINA was $1.7 million, and interest expense that the Group paid for such U.S. dollar-denominated loans from SINA was $1.5 million, respectively. As of December 31, 2017, the Company and its subsidiary have settled both loans with SINA and SINA subsidiary with payment of U.S. dollar-denominated principal and interest expense of $61.5 million and receipt of RMB-denominated principal and interest income of $64.0 million, respectively. Besides the matching loans, SINA made an additional $2.0 million short-term loan to Weibo in 2017.

The following sets forth significant related party transactions with the Company:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Transactions with SINA
Revenue billed through SINA(1)	$22,114	$39,285	$64,093
Costs and expenses allocated from SINA(2)	$24,678	$25,703	$41,136
Interest income on matching loan to SINA	$—	$—	$1,735
Interest expense on matching loan from SINA	$—	$—	$1,537

(1)               For the years ended December 31, 2015, 2016 and 2017, the Group billed $22.1 million, $39.3 million and $64.1 million, respectively, to third parties through SINA.

(2)               Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Company using actual cost allocation based on proportional utilization (see Note 1). In addition to the allocated costs and expenses, SINA also billed $29.4 million, $20.3 million, and $22.9 million for other costs and expenses associated with Weibo’s business in 2015, 2016 and 2017, respectively.

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$143,650	$57,908	$84,688
Services provided by Alibaba	$4,515	$13,988	$32,734

On April 29, 2013, affiliated entities of SINA, including the Group’s subsidiary, entered into a strategic collaboration with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. The strategic collaboration was entered into on a separate agreement from those relating to the investment in Weibo by Alibaba. For the year ended December 31, 2015, the Group recorded $137.4 million advertising and marketing services revenue under the strategic collaboration with Alibaba. The Group has continued to work with Alibaba in the area of social commerce and other areas after the expiration of the strategic collaboration agreement in January 2016. For the years ended December 31, 2016 and 2017, the Group recorded $57.9 million and $84.7 million in advertising and marketing services from Alibaba.

The following sets forth related party outstanding balance:

	As of December 31,
	2016	2017
	(In thousands)
Amount due from SINA(3)	$18,565	$16,356
Accounts receivable due from Alibaba	$24,293	$42,832

(3)               The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures associated with the Weibo business paid by SINA and third-party customer and supplier balances settled through SINA.

For the years ended December 31, 2015, 2016 and 2017, advertising and marketing revenues generated from other related parties were $29.2 million, $45.6 million and $71.6 million, respectively, and value-added services revenues from other related parties were $2.1 million, $0.6 million and $21.4 million, respectively. For the years ended December 31, 2015, 2016 and 2017, the Group received promotional services from other related parties amounting to approximately $7.8 million, $10.6 million and $4.1 million, respectively. As of December 31, 2016 and 2017, amount due from other related parties was $30.1 million and $29.7 million, respectively, and accrued and other liabilities due to other related parties were $9.3 million and $5.0 million, respectively.

10. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIE and VIE’s subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2015, 2016 and 2017, the Group’s total contribution was $29.7 million, $31.4 million and $38.0 million, respectively.

11. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2015, 2016 and 2017, options to purchase ordinary shares and RSUs of 9.8 million, 8.1 million and 4.8 million, respectively, were recognized as dilutive factors and included in the calculation of diluted net income per share. For the years ended December 31, 2015, 2016 and 2017, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 0.4 million, 0.03 million and nil, respectively. For the year ended December 31, 2017, 1.2 million shares convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(In thousands, except per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo	$34,745	$108,027	$352,590
Denominator:
Weighted average ordinary shares outstanding	208,163	214,745	220,555
Basic net income per share attributable to Weibo	$0.17	$0.50	$1.60

Diluted net income per share calculation:
Numerator:
Net income attributable for calculating diluted net income per share	$34,745	$108,027	$352,590
Denominator:
Weighted average ordinary shares outstanding	208,163	214,745	220,555
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	8,572	4,334	1,213
Unvested restricted share units	1,183	3,780	3,595
Shares used in computing diluted net income per share attributable to Weibo	217,918	222,859	225,363
Diluted net income per share attributable to Weibo	$0.16	$0.48	$1.56

12. Segment Information

The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and value-added services. Information regarding the business segments provided to the Group’s chief operating decision makers (“CODM”), its Chief Executive Officer, is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As substantially all of the Group’s revenues are derived from within the PRC and substantially all of the Group’s long-lived assets are located within the PRC, no geographical information is presented.

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Value-added services	Total
	(In thousand)

Year ended December 31, 2015	$402,415	$75,476	$477,891

Year ended December 31, 2016	$570,982	$84,818	$655,800

Year ended December 31, 2017	$996,745	$153,309	$1,150,054

13. Profit Appropriation and Restricted Net Assets

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

As of December 31, 2016 and 2017, the Group accrued approximately $28.0 million and $73.6 million in the reserve fund.

Under the PRC laws and regulations, the subsidiaries, VIE and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiaries, VIE and VIE’s subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Net assets subject to restriction for the Group amounted to $334.8 million, or 28.1% of the Group’s total consolidated net assets as of December 31, 2017.

14. Financial Instruments

Fair Value

The following table sets forth the financial instruments measured at fair value by level within the fair value hierarchy as of December 31, 2016 and 2017:

	Fair Value Measurements
	(in thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2016:
Bank time deposits*	$31,188	$—	$31,188	$—
Available-for-sale securities**	5,274	5,274	—	—
Total	$36,462	$5,274	$31,188	$—

As of December 31, 2017:
Bank time deposits*	$791,730	$—	$791,730	$—
Available-for-sale securities**	4,279	4,279	—	—
Total	$796,009	$4,279	$791,730	$—

*  Included in short-term investments on the Group’s consolidated balance sheets.

** Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures bank time deposits and available-for-sale securities at fair value on a recurring basis.

The fair value of the Group’s available-for-sale securities are determined based on the quoted market price (Level 1). The fair value of the Group’s bank time deposits are determined based on the quoted market price for similar products (Level 2).

The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. For the years ended December 31, 2015, 2016 and 2017, impairment related to available-for-sale securities was nil, $4.8 million and nil, respectively (see Note 4 for further information).

Non-recurring

The Group measures certain financial assets, including investments under the cost method and equity method, at fair value on a non-recurring basis only if an impairment charge is recognized.

The fair value of the Group’s privately held investments are determined using the income approach with unobservable inputs, such as the investee company’s historical financial results and assumptions about future growth rates, which require significant judgment to determine, and the market approach based on market participants’ price quote for the investment. As of December 31, 2016 and 2017, certain privately held investments under the cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $8.0 million, $35.4 million and $4.7 million for the years ended December 31, 2015, 2016 and 2017, respectively, (see Note 4 for further information). The fair value of the privately held investments was measured based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, which ranged from 20% to 22%.

The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group concluded that no write-down was warranted for the years ended December 31, 2015, 2016 and 2017, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from/to SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature.

15. Convertible Debt

In October 2017, the Company issued $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (“2022 Notes”) at par. The Notes may be converted into Weibo’s American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, at the option of the holders, which is equivalent to an initial conversion price of approximately US$133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change prior to the maturity date of the notes, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change.

The net proceeds to the Company from the issuance of the 2022 Notes were $879.3 million, net of issuance cost of $20.7 million. The Company will pay cash interest at an annual rate of 1.25% on the 2022 Notes, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expense over the contractual life.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2022. For the years ended December 31, 2015, 2016 and 2017, lease expense was $15.5 million, $14.4 million and $9.2 million, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of December 31, 2017 were as follows:

Operating lease commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2017:	$34,005	$8,792	$17,011	$8,202	$—

Purchase commitments mainly include minimum commitments for internet connection and marketing activities.

Purchase commitments as of December 31, 2017 were as follows:

Purchase commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2017:	$384,621	$366,939	$17,627	$55	$—

2022 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022.

2022 Notes	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2017:	$956,750	$13,219	$22,500	$921,031	$—

There are uncertainties regarding the legal basis of the Group’s ability to operate an Internet business in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, the existing regulations are unclear as to which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Group may be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

In June and August 2017, the Company and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey, respectively. The actions - purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADSs between April 27 and June 22, 2017 or between April 28, 2016 and June 19, 2017, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, the Company and one individual defendant filed a motion to dismiss the amended complaint, which motion is currently pending before the court. The action remains in its preliminary stages. As of this stage, the Company is unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. As of December 31, 2017, no losses with respect to this contingency were accrued.

17. Subsequent Events

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events nor transactions needing recognition or disclosure found.

18. Additional Information—Condensed Financial Statements of Weibo Corporation

The condensed financial information of Weibo Corporation has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company used equity method to account for the investment in its subsidiaries, VIE and VIE’s subsidiaries.

The operations of the Company, its subsidiaries, VIE and VIE’s subsidiaries were included in the consolidated financial statements, whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial information, its investment in subsidiaries, VIE and VIE’s subsidiaries were reported using equity method of accounting.

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

As of December 31, 2016 and 2017, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Group, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of Weibo Corporation

Balance Sheets

(In thousands, except for par value)

	As of December 31,
	2016	2017

ASSETS
Current assets:
Cash and cash equivalents	$7,235	$113,783
Short-term investments	30,401	782,530
Prepaid expenses and other current assets	5,682	5,579

Total current assets	43,318	901,892
Long-term investments	349,502	376,579
Investment in subsidiaries, VIE and VIE’s subsidiaries	367,114	808,150
Amount due from SINA	89	—

Total assets	$760,023	$2,086,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued and other liabilities	$6,132	$13,765
Convertible debt	—	879,983
Long-term Liabilities	666	286

Total liabilities	$6,798	$894,034

Commitments and contingencies

Shareholders’ equity:
Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated)authorized; 218,076 and 222,706 shares (including 120,927 Class A ordinary shares and 101,779 Class B ordinary shares) issued and outstanding as of December 31, 2016 and 2017, respectively.	$55	$56
Additional paid-in capital	979,805	1,030,048
Accumulated other comprehensive income (loss)	(26,994)	9,534
Retained earnings (Accumulated deficit)	(199,641)	152,949

Total shareholders’ equity	753,225	1,192,587

Total liabilities and shareholders’ equity	$760,023	$2,086,621

Condensed Financial Information of Weibo Corporation

Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,
	2015	2016	2017

Operating loss	$(1,279)	$(1,891)	$(945)
Interest and other income (expenses), net	4,759	1,763	(1,941)
Investment related impairment	—	(23,822)	—
Share of income of subsidiaries, VIE, and VIE’s subsidiaries	31,265	131,977	355,476

Net income attributable to Weibo	34,745	108,027	352,590

Other comprehensive income (loss)
Currency translation adjustments (net of tax of nil, nil, and nil for 2015, 2016 and 2017, respectively)	(7,601)	(18,624)	37,523
Available-for-sale securities:
Change in unrealized loss from available-for-sale securities (net of tax of nil, nil, and nil for 2015, 2016, and 2017, respectively)	(198)	(2,557)	(995)
Reclassification adjustment for net loss included in net income (net of tax of nil, nil, and nil for 2015, 2016, and 2017, respectively)	—	4,822	—
Net change, net of tax	(198)	2,265	(995)

Total comprehensive income	$26,946	$91,668	$389,118

Condensed Financial Information of Weibo Corporation

Statements of Cash flow

(In thousands)

	2015	2016	2017

Net cash provided by operating activities	$5,317	$1,025	$3,996
Purchase of short-term investments	(148,863)	(30,046)	(781,000)
Maturity of short-term investments	218,762	97,798	30,046
Investments and prepayments on equity investments	(247,200)	(120,000)	(28,072)
Investment in subsidiaries	(4,978)	(6,535)	—
Net cash used in investing activities	(182,279)	(58,783)	(779,026)
Proceeds from convertible debt, net of debt issuance costs	—	—	879,293
Proceeds from employees options exercised	7,822	4,183	2,285
Loan from SINA	—	—	60,000
Repayment of loan from SINA	—	—	(60,000)
Net cash provided by financing activities	7,822	4,183	881,578

Net increase (decrease) in cash and cash equivalents	$(169,140)	$(53,575)	$106,548

Cash and cash equivalents at the beginning of year	$229,950	$60,810	$7,235
Cash and cash equivalents at the end of year	$60,810	$7,235	$113,783
Supplemental schedule of non-cash investing and financing activities
Investment in subsidiaries and VIE directly financed by SINA	$17,582	$18,277	$—