Form 20-F
period 2018-12-31
WEIBO Corp
filed 2019-04-29
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable
(Title of Class)

As of December 31, 2018, there were 224,837,551 ordinary shares outstanding, par value $0.00025 per share, being the sum of 123,058,593 Class A ordinary shares and 101,778,958 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

•                  “DAUs” refers to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified. We treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;

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

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2016, 2017 and 2018 and our selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data presented below for the years ended December 31, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018(1)
	(in $ thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$129,644	$207,657	$428,275	$780,545	$1,172,136
Alibaba	107,587	143,650	57,908	84,688	117,696
SINA and other related parties	27,551	51,108	84,799	131,512	209,348
Subtotal	264,782	402,415	570,982	996,745	1,499,180
Value-added services revenues	69,390	75,476	84,818	153,309	219,338
Total revenues	334,172	477,891	655,800	1,150,054	1,718,518
Costs and expenses:
Cost of revenues(2)	83,599	141,960	171,231	231,255	277,648
Sales and marketing(2)	120,361	126,059	148,283	275,537	527,424
Product development(2)	125,832	143,444	154,088	193,393	249,873
General and administrative(2)	26,483	28,925	41,218	42,315	43,755
Goodwill and acquired intangibles impairment	—	—	—	—	10,554
Total costs and expenses	356,275	440,388	514,820	742,500	1,109,254
Income (loss) from operations	(22,103)	37,503	140,980	407,554	609,264
Income (loss) from equity method investments	(5)	(6)	(130)	1,030	57
Realized gain (loss) from investments	481	944	534	14	(287)
Fair value changes through earnings on investments(3)	—	—	—	—	40,074
Investment related impairment	(2,521)	(8,005)	(40,161)	(4,747)	(24,074)
Interest and other income, net	6,780	6,344	8,757	13,260	43,808
Change in fair value of investor option liability	(46,972)	—	—	—	—
Income (loss) before income tax expenses	(64,340)	36,780	109,980	417,111	668,842
Less: Income tax expenses	1,128	2,591	4,316	66,746	96,222
Net income (loss)	(65,468)	34,189	105,664	350,365	572,620
Less: Net income (loss) attributable to the non-controlling interests	(143)	(556)	(2,363)	(2,225)	797
Net income (loss) attributable to Weibo	(65,325)	34,745	108,027	352,590	571,823

Net income (loss)	(65,468)	34,189	105,664	350,365	572,620
Other comprehensive income (loss)
Currency translation adjustments	(1,450)	(7,874)	(18,898)	37,822	(60,273)
Available-for-sale-securities:
Change in unrealized loss from available-for-sale securities	(2,067)	(198)	(2,557)	(995)	—
Reclassification adjustment for net loss included in net income (loss)	—	—	4,822	—	—
Net change	(2,067)	(198)	2,265	(995)	—
Total comprehensive income (loss)	(68,985)	26,117	89,031	387,192	512,347

	For the Year Ended December 31,
	2014	2015	2016	2017	2018(1)
	(in $ thousands, except for per share and per ADS data)
Less: Comprehensive income (loss) attributable to non-controlling interests	(366)	(829)	(2,637)	(1,926)	668
Comprehensive income (loss) attributable to Weibo’s ordinary shareholders	$(68,619)	$26,946	$91,668	$389,118	$511,679
Shares used in computing net income (loss) per share attributable to Weibo’s ordinary shareholders:
Basic	186,878	208,163	214,745	220,555	223,751
Diluted	186,878	217,918	222,859	225,363	232,683
Income (loss) per ordinary share:
Basic	$(0.35)	$0.17	$0.50	$1.60	$2.56
Diluted	$(0.35)	$0.16	$0.48	$1.56	$2.52
Income (loss) per ADS(4):
Basic	$(0.35)	$0.17	$0.50	$1.60	$2.56
Diluted	$(0.35)	$0.16	$0.48	$1.56	$2.52

(1)   On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605. Topic 606 requires the presentation of value added tax (“VAT”) recognized in revenues from “gross” to “net,” which results in equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions.

(2)   Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(in $ thousands)
Cost of revenues	755	1,196	2,616	3,716	3,522
Sales and marketing	1,583	3,209	5,357	8,264	6,837
Product development	4,392	10,210	15,076	21,879	21,187
General and administrative	7,049	11,784	13,853	14,178	9,465
Total	13,779	26,399	36,902	48,037	41,011

(3)   We adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of the new accounting update, we measure investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings.

(4)   Each ADS represents one Class A ordinary share.

	As of December 31,
	2014	2015	2016	2017	2018
	(in $ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	284,865	237,440	364,766	1,000,953	1,234,596
Short-term investments	166,414	98,439	31,188	791,730	591,269
Amount due from SINA	—	—	18,565	16,356	105,319
Total assets	703,514	839,189	1,036,944	2,561,819	3,274,682
Amount due to SINA	24,279	12,188	—	—	—
Convertible debt	—	—	—	879,983	884,123
Total liabilities	136,124	211,160	279,586	1,367,025	1,526,544
Ordinary shares	51	53	55	56	57
Additional paid-in capital	904,402	938,922	979,805	1,030,048	1,071,836
Retained earnings (Accumulated deficit)	(342,413)	(307,668)	(199,641)	152,949	723,181
Non-controlling interests	8,186	7,357	4,133	2,207	2,679
Total shareholders’ equity	567,390	628,029	757,358	1,194,794	1,748,138

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

The growth of our active user base and the level of user engagement are critical to our success. We had 462 million MAUs and 200 million average DAUs in December 2018. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China’s internet population. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to attract users or increase their engagement. A number of user-oriented websites that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

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

We have undertaken various initiatives to stimulate the growth of our users and user engagement. For instance, in addition to the microblogging service with which Weibo originally started, we have added new functionalities, such as trends, search, short videos, live streaming and interest-based information feeds, which we believe have helped broaden our appeal and generate more user traffic and engagement. However, there can be no assurance that these and other strategies will continue to be effective. If we are unable to increase our user base and user engagement, our platform could be less attractive to potential new and existing users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

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

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, including Tencent, Baidu and NetEase, as well as major players in China who provide online media services, including content aggregation and distribution, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content. In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix News Media and Bytedance; (iii) multi-media apps (photo, short video, live streaming, etc.), such as Momo, Kuaishou, YY, iQiyi, Tencent Video, Youku Tudou and Bytedance.

We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. We may also face increasing competition from global social media, social networking services and messengers, such as Facebook, Instagram, Twitter, Youtube, WhatsApp, Facebook Messenger, Snapchat, Line, Kakao Talk and Snow. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

We started to generate revenues in 2012 through advertising and marketing services, and to a less extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for 87% of our revenues in 2018. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could be materially harm our business.

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

We also need to adapt our advertising and marketing service offerings to the way users consume contents on our platforms. We introduced mobile-adapted promoted marketing solutions, such as promoted feeds, in 2013 to small and medium-sized enterprises, or SMEs, and to key accounts in 2014, as users become to access our mobile products as a substitute for access through PC. Approximately 93% of our MAUs in December 2018 accessed Weibo through mobile devices at least once during the month, therefore we believe our ability to further grow our revenues would be dependent on the successful adoption of our mobile monetization. In addition to devices, users’ preferences on content format are also evolving. Online content in video format has become increasingly prevalent in recent years. If we are unable to adapt our products and services for the video environment and develop products and services to generate video advertising revenues, especially for the mobile environment, our results of operations and prospects may be materially and adversely affected.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, including Tencent, Baidu, Youku Tudou, Bytedance, Sohu, NetEase and Phoenix News Media. We also compete with internet companies that offer online-to-offline (O2O), purchase solutions and other performance-based advertising and marketing services and digital media tailored to specific vertical industries including fast moving consumer goods, IT, automobile, e-commerce, entertainment and travel, such as Autohome, Bitauto, Meituan/Dianping, Ctrip and Focus Media. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing budgets.

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

•                  increase demand for value-added services, such as VIP membership, live streaming, and game-related services;

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

From April 2013 to January 2016, we had a strategic collaboration with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba’s e-commerce platforms to better connect and build relationships with our users. The strategic collaboration generated approximately $294 million in advertising and marketing revenues from 2013 to 2015 and accounted for approximately 30% of our revenues for this period. Although revenue contribution by Alibaba has declined as a percentage to our total revenue. —as a result of the rapid growth of our business scale as well as our strategy to diversify revenue sources after the strategic collaboration agreement expired in early 2016—Alibaba still remains as our largest customer, and more importantly we rely on them to enable us to offer e-commerce advertising solutions to merchants on Alibaba’s platforms. If we are unable to either maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible further decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

Our future performance depends in part on support from our platform partners, particularly copyright content providers and multi-channel networks.

Although most of the content on our platform come from individual users, platform partners have become an increasingly important source of high-quality content. We believe user engagement with our products and services depends in part on the quality of applications and content generated by our platform partners, particularly copyright content providers and multi-channel networks, or MCNs. Copyright content providers have traditionally been an important source of premium content on our platform. Meanwhile, as content on our platform expands into various new formats, such as short videos, the role of MCNs as talent agencies for professional content creators is becoming increasingly important. We have built a large network of MCNs in different domains, such as video and e-commerce, and we rely on these platform partners to incubate and grow content creators so that they share more quality content on Weibo. If we are unable to enjoy continued collaboration with copyright content providers and expand our network of MCNs and incentivize them to share more content, our content offerings may not be as robust and competitive and our user base and user engagement may be adversely and materially affected.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” See “ Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.” Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 2% of our revenues are generated in Hong Kong, EU and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

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

In 2018, we recorded a goodwill and intangibles impairment charge of $10.6 million for the goodwill arising from certain previous acquisitions, due to their unsatisfactory financial performance and not optimistic forecast of future revenues. As of December 31, 2018, the total amount of our goodwill and intangible assets was $50.4 million. A substantial portion of the goodwill and intangible assets arose from the acquisition of the live streaming business of www.yizhibo.com, or Yizhibo, a live streaming platform in China, in 2018 from Yixia Tech Co Ltd; therefore, we may have to reassess and even record impairment loss if live streaming industry prospects deteriorate.

The monetization of our services may require users to accept promoted marketing in their feeds or private messages, which may affect user experience and cause a decline in user traffic and a delay in our monetization.

Weibo users typically can log in to their personal accounts to view feeds and private messages from accounts that they have selected to follow. Social platform has been subject to negative comments, and even lawsuits, for introducing promoted advertising into their users’ information feeds. We started to test promoted products on Weibo at the end of 2012 and have also received user complaints. If we are unable to address user complaints adequately, user experience may be negatively affected, the monetization of our products and services may be delayed and our user base or user engagement may decline, which may adversely impact our operations.

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

We have incurred and expect to continue to incur substantial stock-based compensation expenses.

We have adopted share incentive plans in August 2010 and March 2014. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2016, 2017 and 2018, we recorded $36.9 million, $48.0 million and $41.0 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business. For example, in October 2018, we acquired a live streaming business of Yizhibo, a live streaming platform in China. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

Our financial results could be adversely affected by our long-term investments.

We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2016, 2017 and 2018, we recognized impairment charge of $36.4 million, $4.7 million and $23.6 million, respectively, on the carrying value of our investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2018, our investments included $693.1 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We recognized a net gain of $40.1 million in 2018 as a result of fair value changes. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In October 2017, we issued $900 million principal amount of convertible senior notes due 2022, which we refer to as 2022 Notes in this annual report. The notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018, and will mature on November 15, 2022. We may not have sufficient funds to pay the interest or fulfill other obligations under the notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. For example, the Trademark Review and Adjudication Board, or TRAB, issued decisions in June and July, 2017 to cancel the two trademarks owned by Weibo Interactive due to the lack of the proof of use. We have appealed TRAB’s decisions through the Beijing Intellectual Property Court. On December 25, 2017, Beijing Intellectual Property Court made two first instance judgments, each lifting TRAB’s decision and instructing TRAB to issue new decisions on the application for review regarding the two trademarks. On May 8, 2018, TRAB issued that the trademarks are valid for all registered items including computer programs and computer game software.

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

Our platform is open to the public for posting user-generated content. Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content. Even if properly screened, a third party may still find user-generated content postings on our platform offensive and take action against us in connection with the posting of such information. As with other companies who provide user-generated content on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as user-generated content becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

We may face certain risks related to financial products available on our Weibo wallet.

Weibo wallet enables users to purchase different types of products and services, including financial services and products offered by our platform partners. The Chinese government has tightened regulation of online financing services since mid-2015. It has issued numerous laws and regulations governing online financial service. For example, on April 3, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued the Notice on Strengthening the Rectification and Inspection of Asset Management Operations via the Internet. This notice requires any entity that issues and sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. Operators without such license could be held to have raised funds illegally, and even subject to criminal charges in serious instances. Under this notice, current operators found in violation of applicable requirements must cease all sales of financial products and terminate or otherwise wind-down all outstanding transactions before the end of June 2018. This notice further requires that Internet platforms not act as proxies for any kind of trading or sale of financial products of operators not holding the required licensing and approvals. If any of the financial products available on our Weibo wallet are found in violation of the relevant regulations and laws, we may face warnings, fines, confiscation of illegal gains, license revocations and discontinue of the relevant business, our business, financial condition and operating results could be adversely affected.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

We were incorporated in 2010 in the Cayman Islands as a wholly owned subsidiary of SINA. We have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in April 2014, SINA provided us with financial, administrative, sales and marketing, human resources and legal services and the services of a number of its executives and employees. After we became a stand-alone public company, SINA has continued to provide us with certain support services. To the extent SINA does not continue to provide us with such support, we will need to create our own support systems. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we have become a public company, our management team has been required to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. As a stand-alone public company, our management has to evaluate our internal control system independent of SINA with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we are able to do so in a timely and effective manner.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company for all periods presented.

Prior to the establishment of Weibo Corporation in 2010, the operations of our social media business were carried out by companies owned or controlled by SINA. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows that are directly attributable to our social media business whether held or incurred by SINA or by us. Only those assets and liabilities that are specifically identifiable to our business are included in our consolidated balance sheets. With respect to costs of operations of the social media business, an allocation of certain costs and expenses of SINA were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues, infrastructure usage metrics, and labor usage metrics among other things attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because SINA did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA” for our arrangements with SINA and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. Therefore, you should not view our historical results as indicators of our future performance.

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

SINA held 45.2% of our ordinary shares, representing 71.2% of our total voting power as of March 31, 2019. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

SINA’s voting control may cause transactions to occur that might not be beneficial to holders of ADSs and may prevent transactions that would be beneficial to you. For example, SINA’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, SINA is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the ADS holders and without providing for a purchase of  the ADSs held by the ADS holders. If SINA is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of SINA, and may do so in a manner that could vary significantly from that of SINA.

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

As a result, the ADS holders do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Risks Relating to Our Corporate Structure

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Risks Relating to Doing Business in China

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo or Yizhibo.

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

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security stops the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Cyberspace Administration of China, or the CAC, set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content.

Although we attempt to monitor the content posted by users on Weibo and Yizhibo, we are not able to effectively control or restrict content generated or placed on Weibo or Yizhibo by our users. In particular, with the growing popularity of multimedia content, such as photos, videos and live streaming, and long-form articles, content monitoring becomes much more complicated and challenging than text-based feeds. To the extent that PRC regulatory authorities find any content displayed on Weibo or Yizhibo objectionable, they may require us to limit, prevent, or eliminate the dissemination of such information on our platform. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. In this respect, we have been subject to several penalty decisions by the CAC due to information transmitted on our platform. In all cases, we have cooperated with the relevant government authorities to take corrective measures.

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

We are required to, but have not been able to, verify the identities of all of our users who post on Weibo or Yizhibo, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of the National People’s Congress, which came into effect on June 1, 2017, we will also be required to verify users’ real identities when they sign up. Further, both the Administrative Measures on Group Chat Service and the Administrative Measures on Internet User Public Account Information Service require verification of user’s real identity, both of which were issued on September 7, 2017 and became effective on October 8, 2017. The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of the registrations in which user identity information was provided were rejected because they do not match the Chinese government database. On August 1, 2018, the CAC and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Circular, which specifies that online live-streaming service providers are required to implement real name verification system for users. Several additional regulations, including the Cyber Security Law, the Administrative Measures on Group Chat Service, and the Administrative Measures on Internet User Public Account Information Service, also requires verification of users’ identify when they sign up. The user identity verification requirements have deterred new users from completing their registrations on Weibo or Yizhibo, and a significant portion of registrations with user identity information provided were rejected because they do not match the Chinese government database.

We have made significant efforts to comply with the user verification requirements. However, for reasons including existing user behaviors, the nature of the microblogging product and online live-streaming and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo or Yizhibo. We are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo or Yizhibo, a written warning, suspension or termination of Weibo or Yizhibo operations, fines, revocation of licenses or business license, or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on the trading price of our ADSs.

Regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.

Internet content regulation in China is continuously evolving, which can at times result in sustained periods of enhanced enforcement of content censorship, cyber security reviews, user privacy compliance, and internet financial services oversight. In April 2018, relevant regulators have ordered the suspension or significant curtailment of four of China’s most popular news content apps as well as one of the most popular humor platforms, all in connection with content being shared or accessed by users.

In a period of enhanced scrutiny of internet content, we may be become subject to regulatory investigations or audits in connection with products or services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users. During such investigation, some or all of our products, services, features or functionalities could be terminated, and our Apps could be removed from relevant App stores. It is also possible that a regulatory investigation could result in changes to our policies or practices, could result in reputational harm, prevent us from offering certain products, services, features or functionalities, cause us to incur substantial costs, or require us to change our business practices in a manner materially adverse to our business.

We may have to register our encryption software with Chinese regulatory authorities. If they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

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

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including the extent of the government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors, and that growth may not continue, as evidenced by the slowing of the growth rate of the Chinese economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position.

The slowdown of new smartphone shipment in China may lead to the slowdown of growth rate of our new users, which could materially and adversely affect our business.

The annual growth rate of smartphone shipment in China decreased from 2017 to 2018. Weibo’s user growth rate is highly dependent on the growth of new users from Weibo app, and pre-installation of Weibo app on new smartphones is an important source of new Weibo users. A continuing slowdown of new smartphone shipment in China may adversely impact the growth rate of our new users. If this trend continues, our business and operating results may be materially and adversely affected.

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

Weimeng holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. Weimeng is currently in the process of applying for an internet publishing permit. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Online Game Operations and Cultural Products.” In addition, companies engaging in internet broadcasting activities, such as the Yizhibo live streaming business we acquired in October 2018, must first obtain an audio/video program transmission license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a public notice stating that it had requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies. In August 2017, Beijing Integrated Law Enforcement on the Cultural Market issued two Decisions on Administrative Penalty to Weimeng, each of which imposed a warning and a fine of RMB30,000 ($4,363) on Weimeng on the grounds that, during the period from February 2016 to August 2017, Weimeng carried on internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. Currently, audio/video programs posted on Weibo are delivered through third-party video websites, and we have cooperated with the relevant government authorities to take corrective measures, including clearly indicating the third-party websites that are delivering audio/videos contents for Weibo users. However, there can be no assurance that there will not be any further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption. Further, we may need to apply for an internet news publication license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet News Dissemination.” If we fail to obtain such licenses or any additional licenses required by new laws and regulations in a timely manner or at all, we could be subject to liabilities, penalties and operational disruption.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, the qualification of which was renewed on December 3, 2013. Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Its qualification as a “software enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. Weibo Technology, as a “software enterprise”, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been entitled to a reduced enterprise income tax rate of 12.5% since 2017. In late 2018, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and was entitled to enjoy a further reduced preferential tax rate of 10% for 2017. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and we will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained. If Weibo Technology fails to maintain its “software enterprise” or “key software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Between June 2010 and September 2016, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the second half of 2017, the RMB has appreciated significantly in the backdrop of a weak U.S. dollar, robust Chinese economy in 2017 and stringent foreign exchange regulation. In 2018, the RMB depreciated approximately by 5.8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2018, we had approximately $1.7 billion in cash and cash equivalent, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of the PRC, which is a jurisdiction where the PCAOB has been unable  to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers  or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from Nasdaq or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs

The trading price for our ADSs may fluctuate significantly.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ Global Select Market on April 17, 2014, the trading price of our ADSs has ranged from US$8.78 to US$142.12 per ADS, and the last reported trading price on April 26, 2019 was US$67.74 per ADS.  The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 45.2% of our total issued and outstanding ordinary shares and 71.2% of the voting power of our outstanding shares as of March 31, 2019. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets, and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and do not expect to be a PFIC for our current taxable year or for the foreseeable future. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year.

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

If we are or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of, and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we would generally continue to be treated as a PFIC for all succeeding years during which such holder held our ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of acquiring, holding, and disposing of the ADSs or Class A ordinary shares if we are or become classified as a PFIC. For more information see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a holder of our ADSs, you will not have any right to attend general meetings of our shareholders or to cast any votes directly at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares at any general meeting of our shareholders unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.  Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the shares underlying your ADSs, and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

In April 2014, our company completed the initial public offering and has been listed on the NASDAQ Global Selected Market since then. Our company was incorporated under the laws of the Cayman Islands and is headquartered in Beijing, China. With offices throughout mainland China and Hong Kong, our principal place of operations is located at QIHAO Plaza, No. 8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China. Our telephone number is +86 10 5898-3336.

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

Since our inception in 2009, Weibo has amassed a large user base. In December 2018, Weibo had 462 million MAUs and 200 million average DAUs, increasing from 392 million MAUs and 172 million average DAUs in December 2017, and 313 million MAUs and 139 million average DAUs in December 2016.

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

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed a SIG recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With the high information-density of Chinese characters and users’ ability to personalize content information feed, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Approximately 93% of our MAUs in December 2018 accessed Weibo from mobile devices at least once during the month, and mobile advertising revenues accounted for approximately 83% of our advertising and marketing revenues in 2018.

We began monetization on our platform in 2012, and we have since experienced rapid revenue growth. Our revenues increased from $655.8 million in 2016 to $1,150.1 million in 2017, and further to $1,718.5 million in 2018, representing a CAGR of 61.9%. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as VIP membership. In 2018, revenues generated from advertising and marketing services accounted for 87% of our total revenues.

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

Interest-based information feeds are timelines of feeds recommended by Weibo based on different interest-based themes. Hot information feed is an example of interested-based information feed that we present at users’ homepage to recommend feeds on recent popular topics, breaking news and feeds generated through users interest. We also organize other interest-based information feeds on various themes for users to further explore the topics in which they are interested. In addition to the above, we offer many other types of information feed as well. For example, video information feed, which appears after a user finishes watching a short video and a timeline of related videos are recommended; and profile information feed, which can be found on a user’s individual page and shows all of the feeds shared by that user.

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

•                  Discovery Zone. The discovery zone is the interface aggregating Search, Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie review, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interest in the discovery zone.

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

•                  Video Community. The video community is the interface aggregating video content from different verticals for users to conveniently access and consume. User could also interact with video content creators and other platform users within the community. Video content offerings are categorized into different channels based on users’ social relationship and vertical interests, such as Story, Movie, Celebrity, Vlog and Media, etc.

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

•                  Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo VIP membership, which can be purchased mainly through monthly, quarterly, or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. We enable organizations to customize their Pages and to increase brand awareness, interact with followers, perform marketing events, promotion activities, and advertisement campaigns on Weibo. We also enable business and other organizations to increase its business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.

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

•                  Weibo Live Streaming. Weibo Live Streaming includes showcase live streaming and media live streaming that satisfy the broadcasting demand of both individual users and business or organization users.

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

•                  Topic Discussion: By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.

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

•                  Promoted Trends and Search. Promoted trends and search products appear alongside user’s organic trends discovery and search behaviors, based on keywords, topics and trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page. Promoted search usually appears as the default keyword or topic in the search bar or triggered by users’ search behaviors of certain sponsored keyword or topic.

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

•                  Standardized products. Our standardized products to platform partners include, among others, Trends, Search, Video/Live Streaming, and Editing tools.

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

In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix News Media and Bytedance; and (iii) multi-media (photo, short video, live streaming, etc.) apps, such as Momo, Kuaishou, YY, iQiyi, Tencent Video, Youku Tudou and Bytedance.

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

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against online and mobile businesses that offer such services, including Tencent, Baidu, Youku Tudou, Bytedance, Sohu, NetEase and Phoenix News Media. We also compete with internet companies that offer online-to-offline (O2O), purchase solutions and other performance-based advertising services and digital media tailored to industries including fast moving consumer goods, IT, automobile, entertainment and travel, such as Autohome, Bitauto, Meituan/Dianping, Ctrip and Focus Media. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing spending.

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

Video Platform. Our video platform supports media content in multiple formats. We have a large scale video processing system, which supports users to upload videos effectively and provides high quality video sources to end users in complex networks. We utilize machine learning technologies to semantically understand videos uploaded to our platform, whereby we extract texts, basic features from videos to generate content labels, interest-based themes and video fingerprint information. We use these information to accelerate content review of the videos and distribution of the videos on our platform.

Multi-media Live Streaming System. We have developed a smart dispatch system that links push streaming with node load balancing and optimal path finding technologies, which adjusts video caches to adapt to different networks and ensures video quality and stability in live streaming.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 65 patents and applied for an additional 260 patents with the PRC State Intellectual Property Office. We have registered 180 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its  trademarks.

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

The Cyberspace Administration of China, or the CAC, released the Provisions on the Administration of Microblog Information Services, or the Microblogs Provisions, on February 2, 2018, which came into effect on March 20, 2018. The Provisions for Microblogs provide the principal responsibilities of the microblog service providers, including, among other matters, authentication of true identity information; tiered and categorized management; rumor-dispelling mechanisms; industry self-discipline; social supervision; and administrative management. The Microblogs Provisions further require microblog service providers to establish complete and comprehensive systems for registering users; verifying published information; managing posts, comments, and emergency responses; and providing education and training for practitioners; as well as implement a “chief editor system.” Additionally, the Microblogs Provisions require microblog service providers to set up sound rumor-dispelling mechanisms, whereby it shall take the initiative to refute rumors when it finds that any microblog service user publishes or spreads any rumor or untruthful information. Furthermore, if new technology is adopted or if any update is made to add an application or function which enable discussion of news or social mobilization capabilities, it shall be reported to the local CAC office of the relevant province, autonomous region or municipality directly under the State Council for security assessment.

On November 15, 2018, the CAC and the Ministry of Public Security jointly promulgated the Provisions on the Security Assessment of Internet Information Services Capable of Creating Public Opinions or Social Mobilization, which categorizes microblogging services as type of “internet information services capable of creating public opinions or social mobilization.” As a result, a microblogging service provider is required to conduct security assessments and submit reports to the local cyberspace authority and public security bureau through the National Internet Security Management Service Platform.

In order to comply with the abovementioned rules, we have added additional clauses into the agreements between the users of our microblog service and us requesting our microblog users to register using their real names.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through State Administration for Market Regulation, or the SAMR, formerly the State Administration for Industry and Commerce. Since 2005, the State Administration for Industry and Commerce has exempted most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) that engage in advertising business from the requirement of holding an operating license for advertising in addition to a relevant business license. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. For serious violations, the SAMR or its local branches may order the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

On April 24, 2015, the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015 and was amended on October 26, 2018. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

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

The State Council issued the Administrative Measures on Internet Information Services concurrently with the Telecommunications Regulations in 2000 to regulate internet content provision services, which was subsequently amended on January 8, 2011. According to these measures, commercial internet content provision service operators must obtain an Internet Content Provision License from the relevant government authorities before engaging in any commercial internet content provision operations within the PRC. These measures further stipulate that entities providing internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the approval of the national government authorities responsible for such areas prior to applying for an operating license from the relevant government authorities.

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

On March 13, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, effective January 1, 2020 and replacing a trio of existing laws regulating foreign investment in China: namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law references pre-establishment national treatment along with a negative industry list for foreign investment. The negative list will be issued by the State Council and list industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition) issued in June 28, 2018, the ultimate foreign equity ownership of a value-added telecommunications service provider in the PRC may not exceed 50%.

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

On February 4, 2015, the CAC promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements,” including, among other things, observing the laws and regulations, protecting state interests, as well as ensuring the authenticity of any information they provide. Relevant internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements set forth in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services, which became effective as of October 1, 2017. It provides that services related to following-up on or responding to online comments must also strictly verify the identification information of registered users, establish and improve a user information protection system, establish and improve an Internet follow-up comment review and administration system for real-time monitoring of user comments, and emergency responses, among other things.

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Forum and Community Services, which became effective as of October 1, 2017. It provides that Internet forum and community service providers must assume primary responsibility for establishing and improving real-time information verification, emergency response capabilities, and personal information protections as well as other information security administration systems to institute preventative safety measures with employed professionals and necessary technical support for performing these duties.

On September 7, 2017, the CAC promulgated the Provisions on the Administration of Information Services Provided through Chat Groups on the Internet, which became effective as of October 8, 2017. It requires that providers verify the identification information of users of information services through Internet chat groups and take necessary measures to protect user safety and personal information.

On September 7, 2017, the CAC promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, which became effective as of October 8, 2017. It requires that providers review user information such as account information and qualifications for and scope of services, categorize users, and file such information with the local cyberspace administrator; and further establish a database with respect to registered persons, published content, the number of people subscribing to a given account, and the number of people reading the relevant articles published by the official user accounts, and implement specific management systems for official user accounts to be filed with the Cyberspace Administration.

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

On March 15, 2019, the CAC and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users. The institution designated for this certification is the China Cybersecurity Review Technology and Certification Center, or the CCRC. CCRC has the right to appoint testing agencies to inspect technical capabilities and business operations for the certification.

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

Following Cyber Security Law, the State Administration for Quality Supervision and Inspection and Quarantine (now incorporated into SAMR) and China National Standardization Management Committee issued the Personal Information Security Standard on December 29, 2017. These standards supplement and refine the Cyber Security Law in many aspects while further subdividing personal information into general information and sensitive information. Sensitive information, including without limitation, ID number, bank account, property information, transaction information, must be collected with explicit, specific, distinct and clear user consent on a fully informed basis.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, MIIT, and the Ministry of Public Security and SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via APP, which restates the legal collection and use of personal information, encourages APP operators to conduct security certifications and search engines and APP stores to clearly mark and recommend certified APPs.

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

On May 25, 2018, EU Directive 95/46/EEC was replaced by the GDPR on the protection of natural persons with regard to the processing of personal data and on the free movement of such data. The GDPR applies directly in all European Union member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area, or the EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information and pseudonymized data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities.

The activities of data processors will be regulated for the first time, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating such updates may not be fully successful in all cases. Failure to comply with EU laws, including failure under the GDPR and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability.

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

The Administrative Provisions on Online Publishing Services, or the Provisions, which were jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and took effect on March 10, 2016. The Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC is subject to the Provisions.  The Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Provisions, online publications refer to digital works which have publishing features such as having been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and others. Any online game shall obtain approval from SAPPRFT before it is launched online. Further, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

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

Weimeng currently holds an Online Culture Operating License with a business scope encompassing the “issuance of virtual currency” and the “operation of game products” issued by the Ministry of Culture in July 2011, which was renewed on November 30 2017 and is valid through December 30, 2020. Weimeng is in the process of applying for an internet publishing permit. We have adopted our own anti-fatigue and real name registration systems.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and amended in 2015. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Weimeng holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, which is in the process of obtaining a renewal.

Regulations on Online Live-streaming Services

On November 4, 2016, the CAC promulgated the Regulations on the Administration of Online Live-streaming Services, or the Online Live-streaming Regulations, which became effective on December 1, 2016.

The Online Live-streaming Regulations provides that online live-streaming service providers and distributors must legally obtain the qualification for internet news information services before providing such services on the internet, and engage in online news information services to the licensed extent. Online live-streaming service providers must review all live internet news information and interactions before publishing them, and set up their “chief editor” position if they provide live-streaming services of internet news information. The Online Live-streaming Regulations also stipulate that online live-streaming service providers must carry out their subject responsibility, arrange professionals commensurate with its service size, establish and improve various management systems, and have the technical capability to immediately cut online live-streaming, and its technical plans shall comply with relevant national standards. In addition, online live-streaming service providers must conduct graded and categorized management according to the content category and user scale of online live-streaming, and establish a credit rating management system for online live-streaming distributors as well as a blacklist management system.

On December 2, 2016, the Ministry of Culture issued the Administrative Measures for Business Activities of Online Performances, which took effect on January 1, 2017, and provide that the online performances must not involve six types of content, such as “those infringing upon others’ legitimate rights and interests by taking candid photographs or using a hidden recorder.” Entities engaging in online performances must require and verify the registration of performers with their own valid IDs and real names. Moreover, the Measures stress that entities engaging in online performances must improve their own user registration systems, maintain the information provided by users for registration, and take active actions to safeguard the safety of users’ information.

On August 1, 2018, the CAC and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Circular, which specifies respective duties of online live-streaming service providers, network access service providers and application stores, aiming to prompt relevant internet-based enterprises to fulfill their responsibilities. The Online Live-streaming Services Circular provides that an online live-streaming service provider must make a record filing with the competent telecommunications authority as an internet content provider (ICP). Online live-streaming service providers are also required to apply for a permit with the local authorities if it engages in telecommunications business, livestreaming business for internet news information, online performance, and/or online visual-audio programs. Online live-streaming service providers must make record filings with the local public security authorities within 30 days after live-streaming services have been published on the internet. In addition, online live-streaming service providers are required to implement real name verification system for users, intensify administration of online anchors, establish blacklist system for online anchors, optimize the system of watching and censoring livestreamed content for regulatory purposes, and improve measures to better respond to harmful content.

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

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Administration of Content of Online Music, which became effective on January 1, 2016 According to the Circular, the content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring. Weimeng has obtained an Online Culture Operating Permit, the scope of which covers online music operations.

Regulations on Internet News Dissemination

On April 28, 2015, the CAC issued the Provisions on the Questioning Procedures for Internet News Service Providers, or the Provisions. The Provisions provide the CAC and its local branches with a formal procedure for bringing in key personnel from internet news service providers for questioning as well as giving oral warnings, identifying problems and ordering rectifications in certain circumstances specified in the Provisions such as the failure to deal with illegitimate information in a timely fashion and when circumstances are severe. If the CAC or its local branches orders an internet news service provider to rectify a problem through the questioning procedures and it fails to do so, then the internet new service provider may be subject to administrative action including a written warning, fine, temporary suspension of operations or the revocation of licenses. Internet news service providers are also subject to enhanced penalties for several violations under the questioning procedures. Additionally, the CAC and its local branches may publicize information related to the questioning procedures that it conducted against internet news service providers under the Provisions. The Provisions took effect on June 1, 2015.

On May 2, 2017, the CAC issued the Administrative Provisions for Internet News Information Services, or the New Provisions, which became effective on June 1, 2017. The New Provisions replace the Provisions for the Administration of Internet News Information Services promulgated by the SCIO and the MII in 2015, and are intended to help solidify the CAC’s jurisdiction over internet news information services. The New Provisions require that internet websites, apps, forums, blogs, microblogs, official accounts, instant messaging tools, and network-based broadcasts that provides internet news information services obtain a permit for internet news information services. The New Provisions also broaden the scope of internet news information services to include (i) services of collecting, editing, and releasing internet news information; (ii) reposting such news information; and (iii) providing a platform to spread such news information. To apply for such a permit, the applicant must satisfy requirements set forth under the New Provisions, such as that it be a legal entity established in China and that its principal or chief editor be a Chinese citizen. In addition, all internet news providers are explicitly required to review and self-censor the content published by them and to take measures to cease transmission and remove content if inappropriate content is discovered, as well as maintain relevant records and report such matters to the competent regulators.

Weimeng currently provides a platform for our users to post news, current topics and social events and has not obtained an internet news publication license. However, if the relevant government authorities determine that the services provided by Weimeng are internet news dissemination services and an internet news publication license for such services is needed, we may need to apply for the permit for internet news information services. Weimeng may not successfully obtain such permit in a timely manner or at all.

Internet Mapping Services

Under the Surveying and Mapping Law promulgated by the National People’s Congress in 1992 and amended in 2002 and 2017, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the amended Administrative Rules of Surveying Qualification Certificate and the amended Standard for Surveying Qualification Certificate issued by the former National Administration of Surveying, Mapping and Geo-information, or NASMG in August 2014 and July 2014, respectively, non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate to provide internet mapping services.

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

We have registered 65 patents and applied for 260 patents with the State Intellectual Property Office as of March 31, 2019.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

In compliance with, and in order to take advantage of, the above rules, we have registered 180 software copyrights as of March 31, 2019.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office, which is under the State Administration for Industry and Commerce and handles trademark registration affairs in China, will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. “” and “” are registered trademarks of SINA’s subsidiaries in China and are exclusively licensed to us for use.

Domain Names. In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, as amended in 2009 and 2012. According to these rules, any natural person or organization that can bear independently its own civil responsibilities has the right to apply for the domain registration under the top level domain names, such as “.cn” and “. 中国”. On August 24, 2017, the MIIT promulgated the Measures for Administration of Domain Names to replace the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, such as the first tier domain name “.cn”. On September 1, 2014, the CNNIC issued the Measures on Domain Name Dispute Resolution to replace the CNNIC Measures on Domain Names Dispute Resolution pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including weibo.com, weibo.cn, and weibo.com.cn.

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

•                  carrying out confusing acts that are intended to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

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

In utilizing the proceeds, we received from our offerings or debt financings, as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals, For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rules established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 are triggered.

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

C.                                    Organizational Structure

Weibo is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and consolidated VIEs and the subsidiaries of VIEs. The following diagram illustrates our corporate structure, including our significant subsidiaries, consolidated VIE and VIE’s subsidiary, as of the date of this annual report:

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

Contractual Arrangements with Weimeng and Its Shareholders.

The capital investments in Weimeng were funded through Weibo Technology and recorded as interest-free loans to the shareholders of Weimeng. As of December 31, 2018, the total amount of interest-free loans to the shareholders of Weimeng was RMB555 million ($80.7 million). Under various contractual agreements, the shareholders of Weimeng are required to transfer their ownership in Weimeng to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of Weimeng are assigned to Weibo Technology. Weibo Technology has the power to appoint all directors and senior management personnel of Weimeng. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with Weimeng, under which Weibo Technology provides technical services and other services to Weimeng in exchange for substantially all of its economic benefits. In addition, the shareholders of Weimeng have pledged their shares in Weimeng as collateral for repayment of loans and payment of fees on technical and other services due to us.

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

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreements and for the payment obligations of Weimeng under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements. We have completed registration of equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology. In the years ended December 31, 2016, 2017 and 2018, the total amount of service fees that Weibo Technology received from Weimeng under these service agreements and trademark license agreement was $335.6 million, $618.1 million and $842.6 million, respectively, which were based on the actual cost incurred from providing the services and the cash position and operations of Weimeng.

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

D.                                    Property, Plant and Equipment

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2018, we have leased approximately 36,000 square meters of office space in multiple cities, including Beijing, Tianjin, Shanghai, Hangzhou, Shenyang and Chengdu. These leases have various expiration dates of until 2023. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space with us for our employees to use.

The servers that support our products and services are primarily maintained at China Telecommunications Corporation, or China Telecom, and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, as well as servers located at various internet data centers in Taipei, Santa Clara, California and Hong Kong. We share the use of domestic servers with SINA during the ordinary course of our business. Maintenance and repair are the responsibility of SINA employees for the time being. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA.”

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

A.                                    Operating Results

Overview

As a leading social media for people to create, share and discover Chinese-language content, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in August 2009, we have achieved significant scale. In December 2018, we had 462 million MAUs and 200 million average DAUs, increasing from 392 million MAUs and 172 million average DAUs in December 2017, and 313 million MAUs and 139 million average DAUs in December 2016. Approximately 93% of our MAUs in December 2018 accessed Weibo through mobile devices at least once during the month.

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

The value we create for our users and customers is enhanced by our platform partners, which include media outlets and other organization with media rights, MCNs, which are talent agencies for influencers, and app developers. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties, and develop products and applications on our platform, enriching the experience of our users while increasing Weibo’s monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, such as live streaming broadcaster agencies and game developers.

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through VIP membership, live streaming, game services and other value-added services. We place great emphasis on product innovation and our steady stream of new advertisement product introductions has led to rapid revenue growth. We have since experienced rapid revenue growth. Our revenues reached $655.8 million, $1,150.1 million and $1,718.5 million in 2016, 2017 and 2018, respectively. We had a net income attributable to Weibo of $108.0 million in 2016, $352.6 million in 2017 and $571.8 million in 2018.

Major Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Popularity of Social Media. We have benefited from the growth in popularity of social media in China, and our results of operations will be affected by the extent to which social media continues to grow in popularity and becomes further integrated into people’s everyday lives.

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

Monetization. We have a short history of monetizing our platform and we are still exploring the most effective ways of monetization without adversely affecting user experience. Furthermore, social media is still in the stage of gaining acceptance by advertisers and marketers at broader range as an effective means for advertising and marketing in China. We monitor user engagement and adjust our pricing strategies to optimize the value of our platform for our users and our advertising and marketing customers. We plan to increase the monetization of our platform by growing our user base and user engagement, managing advertisement inventory more effectively, improving the targeting capabilities of our advertising and marketing offerings, developing new advertisement products, formats and capabilities, increasing mobile monetization and expanding our platform partners network. We also plan to further diversify our monetization through growing value-added services.

We started monetization in 2012 by selling PC-based social display advertisements, and we have been exploring various ways of monetization since then. For example, in 2013, we introduced promoted feeds to SMEs, which are advertisements appearing in the information feed, and in 2014, we launched self-service ad, which allows customers to purchase our marketing services directly on Weibo. In 2015, Weibo Showcase advertisement went live, which allows a user to view an e-commerce merchandise from participating e-commerce sites, such as Taobao, on Weibo, add the merchandise to one’s shopping cart and seamlessly navigate to the buy page of the participating e-commerce sites. In 2016, we upgraded our advertisement system to allow SMEs to purchase brand advertisements and key accounts to purchase promoted feeds, as well as introduced video advertisements.

In 2018, we witnessed strong mobile traffic growth and approximately 83% of our advertising and marketing revenues came from mobile. In December 2018, approximately 93% of our MAU accessed Weibo through a mobile device at least once during the month. We expect the proportion of mobile traffic to either maintain at current level or further rise, and we endeavor to monetize this increasing traffic. Our ability to further grow our mobile traffic and adopt mobile-tailored advertising and marketing solutions will have great impact on our future revenues and operating results. With the consumption of video content becoming increasingly popular in China, we expect video-format advertisements to become an indispensable part of our advertising revenues, which will be predicated on both our users and customers accepting video advertisements, particularly on mobile devices.

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

Investment in Technology Infrastructure. Our technology infrastructure is critical to providing users, customers and platform partners access to our platform, particularly during major events when activities on our platform increase substantially. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to ensure that technical difficulties do not detract from user experience or deter new users, customers or platform partners from accessing our platform. As 4G and Wi-Fi become more widely available in China and 5G is to be introduced to people’s daily life, we expect our users to share and consume more content in rich media format, such as photo, video and audio, which will require more infrastructure capacity, and costs to support, than text feeds. To increase our capabilities to meet technology infrastructure demands, especially those arising from major media events and increasing video usage, we work with third-party service providers to procure bandwidth and other infrastructure services. Our ability to derive greater cost efficiency from infrastructure demands will depend on factors including our ability to negotiate a lower unit price with third-party vendors over time and the mix of services provided by third-party vendors and SINA, our controlling shareholder.

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

Investment in Talent. Our employee headcount has increased significantly since our inception. There is heavy demand in China’s internet industry for talented technical, sales and marketing, management and other personnel with necessary experience and expertise. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including stock-based compensation.

Taxation

We generate the majority of our operating income from our PRC operations and have recorded income tax provisions for the periods presented.

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

China

Weibo Technology, Weimeng and Weibo Interactive are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Weibo Technology is qualified as a software enterprise and is entitled to an exemption from the enterprise income tax for two years beginning 2015 and a 50% reduction to a rate of 12.5% for the subsequent three years. In late 2018, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and was entitled to enjoy a further reduced preferential tax rate of 10% for 2017. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and Weibo Technology will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained.

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

Inflation

In the past three years, inflation in China did not materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index for 2016, 2017 and 2018 increased by 2.0%, 1.6% and 2.1%, year over year, respectively.  Although we have not been materially affected by inflation in the past, we may be affected by inflation in the future if inflation rate in China increases.

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

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).”  We adopted the new revenue guidance since January 1, 2018 using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC 605. The main impacts are a) the presentation of value added tax recognized in revenue from “gross” to “net”, which results in equal decrease of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses.

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We identify the contracts with customers and all performance obligations within those contracts. We then determine the transaction price and allocate the transaction price to the performance obligations within the contracts with customers, recognizing revenue when, or as, we satisfy our performance obligations.

We do not believe that significant management judgments are involved in revenue recognition, but the amount and timing of our revenues could be different for any period if management made different judgments. Certain customers may receive sales rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume of each individual agent with reference to their historical results. We recognize revenue for the amount of fees we receive from our advertisers, after deducting estimated sales rebates and net of value-added tax (“VAT”) under ASC 606. We believe that there will not be significant changes to our estimates of variable consideration.

We enter into contracts with our customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the contracts vary by the type and location of our customers and products or services purchased, the substantial majority of which are due in less than one year. No material impact on the contract assets arose from the new guidance of revenue recognition. Deferred revenue related to unsatisfied performance obligations at the end of the period mainly consists of the unamortized balance of customer advance of advertising and marketing services. The deferred revenues are amortized on a straight-line basis through the service period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period.

Practical Expedients and Exemption. We generally expense sales commissions when incurred because the amortization period is generally one year or less. These costs are recorded within sales and marketing expenses.

Advertising and Marketing Revenues. Advertising and marketing revenues are derived principally from online advertising, including social display ads and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of our platform or website in particular formats and over particular periods of time, which is typically no more than three months. We enter into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which we recognize revenues based on the number of times that the advertisement has been displayed. We also enter into cost per day (“CPD”) advertising arrangements with customers, under which we recognize revenues ratably over the contract periods. Promoted marketing arrangements are primarily priced based on CPM. Under the CPM model, customers are obligated to pay when the advertisement is displayed. Our majority revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. The agency rebates are accounted for as variable consideration and are estimated during interim periods based on estimated annual revenue volume of each individual agent with reference to their historical results, which involves accounting judgment. We believe our estimation approach in variable consideration results in revenue recognition in a manner consistent with the underlying economics of the transaction.

Our contracts with customers may include multiple performance obligations, which primarily consist of combination of service to allow customers to place advertisements on different areas of our platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, we determine best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of our platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. We believe our estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on our properties. Barter transactions in which physical goods or services are received in exchange for advertising services are recorded based on the fair values of the goods or services received.

Value-added Services Revenues. We generate value-added services revenues principally from fee-based services, mainly including VIP membership, live streaming and game-related services. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

VIP membership is a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Live streaming generates revenue from sales of virtual items on the Yizhibo platform. Users can access the platform and view the live streaming content and interact with the broadcasters for free. We design, create and offer various virtual items for sales to users with pre-determined selling price. Each virtual item is considered as a distinctive performance obligation. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Users can purchase and present virtual items to broadcasters to show support for their favorite ones. Under the arrangements with broadcasters or broadcaster agencies, we share with them a portion of the revenues derived from the consumption of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as we have determined that we act as the principal to fulfill all obligations related to the live streaming services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues. We do not have further obligations to the user after the virtual items are consumed.

Game-related revenues are mostly generated from the purchase of virtual items by game players through our platform. Each virtual item is considered as a distinctive performance obligation. We collect payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games.

Revenue is recorded on a gross basis for games that we are acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which we are not acting as the principal in fulfilling all obligations.

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

We measure the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, we measure them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of our privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of our investments in the equity securities of publicly listed companies are measured using quoted market prices. Our non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

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

Long-Term Investments

Long-term investments are comprised of investments in publicly traded companies, privately held companies, and limited partnerships. We use the equity method to account for ordinary-share-equivalent equity investments over which we have significant influence but do not own a majority equity interest or otherwise control.

Adoption of ASU 2016-01 and Its Implication

Before the adoption of ASU 2016-01 in 2018, we used the cost method to account for equity investments over which we do not have significant influence, or the investments in which we hold equity shares that are not common shares/in-substance common share without readily determinable fair value. For marketable equity securities, we reported them at fair value and accounted for them as available-for-sale (“AFS”) securities under long-term investments.

After adopting ASU 2016-01 on January 1, 2018, we measure investments in equity securities other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The marketable equity securities were reclassified as investments with readily determinable fair values under the ASU 2016-01. There will no longer be an available-for-sale classification for equity securities.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

Investments in entities which we can exercise significant influence and hold an investment in voting common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment -— Equity Method and Joint Ventures. Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

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

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from five to ten years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

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

Recent Accounting Pronouncements

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment on leases, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. We have adopted the new lease standard beginning the first quarter of fiscal year 2019 using the transition method provided by ASU 2018-11 and will not retrospectively adjust the prior comparative periods. The impacts of initially applying the guidance on the opening balance of 2019 mainly were estimated to recognize approximately $10 million to $12 million of leasing related assets and liabilities that arise from our operating leases, respectively.

In June 2016, the FASB issued of ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for us in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. We are currently evaluating the impact of adopting ASU 2016-13 on our consolidated financial statements but do not expect it to have a material impact.

In January 2017, the FASB issued ASU 2017-04, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. We adopted the guidance on January 1, 2019 on a prospective basis and expect no impact arising from the amendments.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F.

	For the Year Ended December 31,
	2016	2017	2018(1)
	(In thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$428,275	$780,545	$1,172,136
Alibaba	57,908	84,688	117,696
SINA and other related parties	84,799	131,512	209,348
Subtotal	570,982	996,745	1,499,180
Value-added services revenues	84,818	153,309	219,338
Total revenues	655,800	1,150,054	1,718,518
Costs and expenses:
Cost of revenues(2)	171,231	231,255	277,648
Sales and marketing(2)	148,283	275,537	527,424
Product development(2)	154,088	193,393	249,873
General and administrative(2)	41,218	42,315	43,755
Goodwill and acquired intangibles impairment	—	—	10,554
Total costs and expenses	514,820	742,500	1,109,254
Income from operations	140,980	407,554	609,264
Income (loss) from equity method investments	(130)	1,030	57
Realized gain (loss) from investments	534	14	(287)
Fair value changes through earnings on investments(3)	—	—	40,074
Investment related impairment	(40,161)	(4,747)	(24,074)
Interest and other income, net	8,757	13,260	43,808
Income before income tax expenses	109,980	417,111	668,842
Provision of income taxes	4,316	66,746	96,222
Net income	105,664	350,365	572,620
Less: Net income (loss) attributable to non-controlling interests	(2,363)	(2,225)	797
Net income attributable to Weibo	$108,027	$352,590	$571,823
Shares used in computing net income per share attributable to Weibo:
Basic	214,745	220,555	223,751
Diluted	222,859	225,363	232,683
Income per ordinary share:
Basic	$0.50	$1.60	$2.56
Diluted	$0.48	$1.56	$2.52
Income per ADS(4):
Basic	$0.50	$1.60	$2.56
Diluted	$0.48	$1.56	$2.52

Notes:

(1)         On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605. Topic 606 requires the presentation of VAT recognized in revenues from “gross” to “net,” which results in equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions.

(2)         Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018
	(in $ thousands)
Cost of revenues	2,616	3,716	3,522
Sales and marketing	5,357	8,264	6,837
Product development	15,076	21,879	21,187
General and administrative	13,853	14,178	9,465
Total	36,902	48,037	41,011

(3)         We adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of the new accounting update, we measure investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings.

(4)         Each ADS represents one Class A ordinary share.

Revenues

We generate revenues primarily from advertising and marketing services, including social display advertisements, and promoted marketing. We also generate revenues from value-added services, mainly including VIP membership, live streaming and game-related services.

2018 Compared to 2017

Our revenues increased by 49% from $1,150.1 million in 2017 to $1,718.5 million in 2018.

•                  Advertising and marketing revenues.  Advertising and marketing revenues increased by 50% from $996.7 million in 2017 to $1,499.2 million in 2018. Revenue from key accounts grew by 77% from $380.0 million in 2017 to $674.0 million in 2018, largely attributed to the increased diversity of Weibo’s advertising offerings and an increasing number of key account customers allocating more digital advertising budget to social marketing. Revenue from SMEs grew by 33% from $532.0 million in 2017 to $707.5 million in 2018, primarily attributed to the expansion of advertising inventory, new and upgraded advertisement products and features, and increase in user engagement. Revenue generated from Alibaba grew by 39% from $84.7 million in 2017 to $117.7 million in 2018, primarily attributed to Weibo being a key platform for Alibaba in the fields of e-commerce, marketing, fans accumulation and fans interaction. In 2018, mobile advertising revenue accounted for approximately 83% of our total advertising and marketing revenues, compared to 76% in 2017 due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs in December 2018 increased by 19% year over year to 431 million. We expect our advertising and marketing revenues to continue to increase in absolute amount in 2019.

•                  Value-added services revenues. Value-added services revenues increased by 43% from $153.3 million in 2017 to $219.3 million in 2018. The increase was primarily attributed to the revenue growth of our VIP membership, which increased by 48% year over year from $66.2 million in 2017 to $98.2 million in 2018, primarily as a result of the increase of our user base, as well as to the Yizhibo live streaming business that we acquired in October 2018, which contributed $28.0 million live streaming revenue in 2018. Revenues from game-related services remained stable in 2018 compared to 2017, decreasing slightly by 1% from $27.6 million in 2017 to $27.3 million in 2018. We expect our value-added services revenues to continue to increase in absolute amount in 2019.

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

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, general and administrative expenses, including costs and expenses allocated from SINA during the presented periods, as well as goodwill and acquired intangibles impairment. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation professional services fees and bad debt allowance.

2018 Compared to 2017

Our costs and expenses increased by 49% from $742.5 million in 2017 to $1,109.3 million in 2018.

•                  Cost of Revenues. Cost of revenues increased by 20% from $231.3 million in 2017 to $277.6 million in 2018. The increase was primarily due to an increase of $53.5 million in revenue sharing cost primarily related to advertisement production and live streaming business, an increase of $16.9 million in content expenditure, and an increase of $13.3 million in labor cost, partially offset by a decrease of $44.8 million in turnover taxes due to the adoption of ASC 606, resulting VAT excluded from cost of revenues in 2018. We expect our cost of revenues to increase in absolute amount in the foreseeable future.

•                  Sales and Marketing. Our sales and marketing expenses increased by 91% from $275.5 million in 2017 to $527.4 million in 2018. The increase was primarily due to an increase of $228.2 million in channel marketing spending and brand promotion of Weibo, which included $109.4 million sales and marketing expenses recognized for advertising barter transactions due the adoption of ASC 606, and an increase of $21.5 million in personnel-related expense, primarily due to a larger sales team as well as higher commissions arising from higher revenue achievements. We expect our sales and marketing expenses to increase in absolute amount in the foreseeable future.

•                  Product Development. Our product development expenses increased by 29% from $193.4 million in 2017 to $249.9 million in 2018. The increase was primarily due to an increase of $35.9 million in personnel-related expenses arising from a larger development team and higher salaries, and an increase of $17.3 million in infrastructure cost. We expect our product development expenses to increase in absolute amount in the foreseeable future.

•                  General and Administrative. Our general and administrative expenses increased slightly by 3% from $42.3 million in 2017 to $43.8 million in 2018, primarily due to an increase of $4.0 million in professional services, and an increase of $1.1 million in personnel-related expense, partially offset by an decrease of $4.7 million in stock-based compensation. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future.

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

Investment Related Impairment

We perform impairment assessments of our investments and determine if an investment is impaired due to changes in quoted market price or other impairment indicators. We recorded $40.2 million, $4.7 million and $24.1 million in investment related impairment charges in 2016, 2017 and 2018, respectively, as the investments were not performing to expectations or they became incapable of making repayments. The investment related impairment in 2018 mainly included an $11.9 million write-off on an online-reading business and a $9.7 million write-off on a company operating in game business.

Interest and Other Income, Net

The following table sets forth the breakdown of interest and other income net, including interests to or from related parties, for the periods presented.

	For the Year Ended December 31,
	2016	2017	2018
	(in $ thousands, except percentage)
Interest income	7,552	19,453	57,971
Interest expenses	—	(4,196)	(15,391)
Other income (expense), net	1,205	(1,997)	1,228
	8,757	13,260	43,808

2018 Compared to 2017

We had a net interest and other income of $43.8 million in 2018, compared to $13.3 million in 2017. The increase was mainly due to an increase of $38.5 million in interest income arising from a higher balance of cash, cash equivalents and short-term investments, partially offset by an increase of $12.7 million in interest expense arising from convertible debt.

2017 Compared to 2016

We had a net interest and other income of $13.3 million in 2017, compared to $8.8 million in 2016. The increase was mainly due to an increase of $11.9 million in interest income arising from a higher balance of cash, cash equivalents and short-term investments, partially offset by the interest expense of $4.2 million and a decrease of $3.2 million in currency exchange gain.

Provision of Income Taxes

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	For the Year Ended December 31,
	2016	2017	2018
	(in $ thousands, except percentage)
Deferred tax (benefits)/provision	(4,630)	(1,503)	4,438
Current income tax expenses	8,946	68,249	91,784
Income tax expenses applicable to China operations	4,316	66,746	96,222
Income from China operation	170,173	469,372	712,108
Effective tax rate for China operations	2.5%	14.2%	13.5%

We recorded income taxes of $4.3 million, $66.7 million and $96.2 million in 2016, 2017, and 2018, respectively. The increase in income taxes was in line with our revenue and net income growth. The provision for income taxes in 2016, 2017 and 2018 differs from the amounts computed by applying the statutory EIT rate primarily due to the qualification of Weibo Technology as a software enterprise. Weibo Technology was fully tax exempted in 2016, and was subject to a reduced enterprise income tax rate of 12.5% in 2017 and 2018. In 2016, Weibo Technology was tax exempted for $50.4 million. Weibo Technology enjoyed a tax reduction of $52.6 million and $77.2 million in 2017 and 2018, respectively, and also recognized the preferential tax treatment of $10.8 million of key software enterprise status for 2017 in 2018.

B.            Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	(in $ thousands)
Net cash provided by operating activities	236,244	539,151	488,007
Net cash used in investing activities	(96,745)	(815,422)	(254,032)
Net cash provided by (used in) financing activities	3,035	883,578	(1,415)
Effect of exchange rate changes on cash and cash equivalents	(15,208)	28,880	1,083
Net increase in cash and cash equivalents	127,326	636,187	233,643
Cash and cash equivalents at the beginning of year	237,440	364,766	1,000,953
Cash and cash equivalents at the end of year	364,766	1,000,953	1,234,596

As of December 31, 2016, 2017 and 2018, our total cash, cash equivalents and short-term investments were $396.0 million, $1,792.7 million and $1,825.9 million, respectively. Our principal sources of liquidity have been net proceeds from issuance of convertible notes and cash from operations.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2018 compared to that of December 31, 2017, was primarily due to $488.0 million cash provided by operating activities, maturities of short-term investments of $1,989.1 million, and proceeds from disposal and refund of long-term investments of $85.1 million, partially offset by purchase of short-term investments of $1,792.5 million, equity investment of $419.1 million, net loans to SINA of $48.4 million and cash paid of the acquisition of Yizhibo of $40.0 million. Of the $1,825.9 million in cash, cash equivalents and short-term investments as of December 31, 2018, our consolidated entities within China held $964.5 million, including $55.5 million held by our VIE and subsidiaries of VIE. The remaining cash balance was held by our entities outside China.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2017 compared to that of December 31, 2016, was primarily due to $539.2 million cash provided by operating activities, and $879.3 million net proceeds from issuance of convertible notes, partially offset by equity investment of $54.6 million. Of the $1.79 billion in cash, cash equivalents and short-term investments as of December 31, 2017, our consolidated entities within China held $892.2 million, including $40.5 million held by our VIE and subsidiaries of VIE. The remaining cash balance was held by our entities outside China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2018 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Operating Activities

Net cash provided by operating activities in 2018 was $488.0 million. The difference between net cash provided by operating activities and our net income of $572.6 million in 2018 was primarily due to an increase of $64.3 million in accounts payable, an increase of $55.6 million in accrued and other liabilities, a non-cash charge of $41.0 million in stock-based compensation, and an increase of $24. 4 million in deferred revenues, partially offset by an increase of $109.7 million in accounts receivable due from third parties, an increase of $104.0 million in accounts receivable due from other related parties, an increase of $49.4 million in prepaid expenses and other current assets, an increase of $48.7 million in amount due from SINA, and a non-cash gain of $40.1 million in fair value changes through earnings on investments. The increase in accounts receivable in 2018 was in line with our revenue growth. The increase in accounts payable was primarily due to the increased payable for infrastructure cost, and revenue share payable for live streaming business. The accrued and other liabilities increased in 2018 primarily due to the increased payable for sales rebate.

Net cash provided by operating activities in 2017 was $539.2 million. The difference between net cash provided by operating activities and our net income of $350.4 million in 2017 was primarily due to an increase of $88.5 million in accrued and other liabilities, an increase of $62.3 million in income taxes payable, a non-cash charge of $48.0 million in stock-based compensation, an increase of $32.0 million in deferred revenues, an increase of $22.1 million in accounts payable, partially offset by an increase of $41.4 million in accounts receivable due from third parties, an increase of $28.1 million in prepaid expenses and other current assets, and an increase of $18.5 million in accounts receivable due from Alibaba. The accrued and other liabilities increased in 2017 because of the increased unpaid payroll and bonus amounts due to our employees, increased payable for marketing and promotional expenses, increased payable for sales rebate, and increased payable for turnover taxes. The increase in income taxes payable was due to higher profitability and the change in tax status of Weibo Technology in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%. The increase in accounts receivable was in line with our revenue growth.

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

Investing Activities

Net cash used in investing activities in 2018 was $254.0 million. This was primarily due to purchase of short-term investments of $1,792.5 million, investment and prepayment in long-term investments of $419.1 million, net loans to SINA of $48.4 million, cash paid for the acquisition of Yizhibo live streaming business of $40.0 million, and purchase of property and equipment of $28.4 million, partially offset by the maturity of short-term investments of $1,989.1 million and proceeds from disposal and refund of long-term investments of $85.1 million.

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

Financing Activities

Net cash used in financing activities in 2018 was $1.4 million. This primarily consisted of a repayment of $2.0 million to SINA, partially offset by the proceeds from the exercise of employee stock options of $0.8 million.

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

The loans from SINA were presented under cash flow from financing activities, whereas the loans to SINA were presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated was presented under operating activities in the consolidated statements of cash flows.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, Weimeng, Weibo Interactive and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of Weibo Technology, Weimeng and Weibo Interactive is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of Weibo Technology, Weimeng and Weibo Interactive may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2018, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $391.5 million. Although Weibo Technology has generated accumulated profits in 2018, it has not paid dividends in the past and currently has no plans to pay any dividend and plans to reinvest the profits into its PRC operations.

Capital Expenditures

Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were $13.3 million in 2016, $20.5 million in 2017 and $28.4 million in 2018. We will continue to make capital expenditures to meet the expected growth of our business and we intend to fund these purchases in the future with existing cash balance.

C.            Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4.B. Information on the Company—Business Overview — Intellectual Property” for a description on the protection of our intellectual property.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in $ thousands)
Operating Lease Obligations	31,751	10,214	19,544	1,993	—
Purchase Obligations	568,852	564,339	4,394	119	—
2022 Notes	945,000	12,750	22,500	909,750	—
Total	1,545,603	587,303	46,438	911,862	—

Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2023. Our leasing expense was $14.4 million, $9.2 million and $11.2 million for the years ended December 31, 2016, 2017 and 2018, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

Name	Age	Position
Charles Chao	53	Chairman of the Board of Directors
Hong Du	47	Director
Daniel Yong Zhang	47	Director
Pehong Chen	61	Independent Director
Frank Kui Tang	50	Independent Director
Gaofei Wang	40	Chief Executive Officer
Yajuan Wang	50	Senior Vice President, Advertising Business
Fei Cao	44	Vice President, Finance

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

Yajuan Wang has served as our Senior Vice President, Advertising Business since May 2018 and was our Vice President, Advertising Business from August 2017 to May 2018. From February 2014 to August 2017, Ms. Wang held the position of our Vice President, Sales. From May 2012 to February 2014, Ms. Wang held the position of Vice President, Business Operations at SINA. Prior to joining SINA, Ms. Wang worked at Baidu as Director of Business Operations from November 2008 to April 2012. Previously, Ms. Wang worked at Microsoft (China) as Customer/Partner Experience Manager from May 2003 to July 2004 and at China Hewlett-Packard from 1993 to 2002, mainly responsible for Customer Service Delivery. Ms. Wang holds a B.A. in Information Science and an EMBA degree from Peking University.

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

B.            Compensation

For the year ended December 31, 2018, we paid an aggregate of approximately $2.7 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plans

2010 Share Incentive Plan

We adopted our 2010 Share Incentive Plan, or the 2010 Plan, in August 2010 to link the personal interests of our employees, directors and consultants to the success of our business. The maximum aggregate number of shares which may be issued under the 2010 Plan is 35,000,000 ordinary shares. In March 2014, the 2010 Plan was terminated and all ordinary shares reserved but unissued were transferred to the 2014 Plan. The following paragraphs summarize the terms of the 2010 Plan.

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

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 5,647,872, being the number of shares initially reserved under the 2014 Plan, plus the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. As of December 31, 2018, no option was granted and 2,760,415 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2019, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2010 Plan and the 2014 Plan:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Charles Chao	*	(1)	—	May 5, 2016	—
	*	(1)	—	November 22, 2018	—
Hong Du	*	(1)	—	November 22, 2018	—
Pehong Chen	*	(1)	—	May 5, 2016	—
	*	(1)	—	November 22, 2018	—
Frank Kui Tang	*	(1)	—	November 22, 2018	—
Gaofei Wang	*	(1)	—	May 5, 2016	—
	*	(1)	—	November 22, 2018	—

Yajuan Wang	*	(1)	—	From January 28, 2015 to June 27, 2018	—
	*	(1)	—	November 22, 2018	—
Fei Cao	*	(1)	—	From January 28, 2015 to May 21, 2018	—
	*	(1)	—	November 22, 2018	—
Other grantees	*		From $3.25 to $3.50	From November 30, 2012 to December 30, 2013	From November 30, 2019 to December 30, 2020
	2,421,271	(1)	—	From January 28, 2015 to March 27, 2019	—
Total	3,417,161

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

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Pehong Chen and Mr. Frank Kui Tang, and is chaired by Mr. Chen. Mr. Chen and Mr. Tang satisfy the “independence” requirements of Rule5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting. After the completion of our initial public offering, at each annual general meeting of our company, one-third of our directors at the time, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall be determined by lot, unless they otherwise agree between themselves.  A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director may be removed at any time before the expiration of his period of office by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office. In addition, Ali WB has obtained certain board representation rights. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with Alibaba.”

D.            Employees

We had 3,062, 3,361 and 4,350 employees, respectively as of December 31, 2016, 2017 and 2018. Our employees are mainly based in Beijing, Shanghai, Tianjin, Chengdu, Guangzhou and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018:

Function:	Number of Employees
Product development	2,374
Sales, customer service and marketing	1,175
Operations	711
General administration and human resources	90
Total	4,350

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

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2018 was not significant.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by labor unions.

E.            Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2019, by:

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

The calculations in the table below is based on 225,035,097 ordinary shares issued and outstanding as of March 31, 2019, comprising of 123,256,139 Class A ordinary shares and 101,778,958 Class B ordinary shares.

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%(1)	%(2)
Directors and Executive Officers:**
Charles Chao	*	*	*
Hong Du	*	*	*
Daniel Yong Zhang	—	—	—
Pehong Chen	*	*	*
Frank Kui Tang	*	*	*
Gaofei Wang	*	*	*
Yajuan Wang	*	*	*
Fei Cao	*	*	*
All directors and executive officers as a group	2,359,609	1.0%	*
Principal Shareholders:
Sina Corporation(3)	101,778,958	45.2%	71.2%
Ali WB Investment Holding Limited(4)	67,883,086	30.2%	15.8%

Notes:

*                 Less than 1% of our total outstanding shares.

**          The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China. The business address for Daniel Yong Zhang is Alibaba Group Holding Limited, 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China. The business address for Pehong Chen is 93 Ridgeview, Dr., Atherton, CA 94027. The business address for Frank Kui Tang is Suite 705-8, ICBC Tower, 3 Garden Road, Central, Hong Kong. The business address for Gaofei Wang, Fei Cao and Yajuan Wang is 8/F, QIHAO Plaza, No.8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(1)         For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2019, by the sum of (1) 225,035,097, which is the total number of ordinary shares outstanding as of March 31, 2019, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2019.

(2)         For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2019. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

To our knowledge, as of March 31, 2019, we had 64,358,299 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Our Relationship with SINA

We are a controlled subsidiary of SINA. We have entered into agreements with SINA with respect to various ongoing relationships between us after our initial public offering. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement, a sales and marketing services agreement and a transitional services agreement. The following are summaries of these agreements and of an intellectual property license agreement that we entered into with SINA in April 2013.

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

The service period under the transitional services agreement commences on March 14, 2014 and ended on the expiration of five years thereafter. After the expiration of the transitional services agreement, we will continue to receive certain services from SINA in the ordinary course of business.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including “ ,” “” and “ ,” and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by SINA in case of our breach as provided in the agreement.

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

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. The strategic collaboration generated $49.1 million, $107.6 million and $137.4 million in advertising and marketing revenues in aggregate for us for the twelve months ended 2013, 2014 and 2015, respectively. The strategic collaboration agreement and marketing cooperation agreement expired in January 2016. However, Alibaba still remains as our largest customer, and we rely on them to enable us to offer e-commerce advertisement solutions to their merchants.

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

Ali WB’s Rights Relating to Share Incentive Plan. Until the earlier of (1) April 21, 2019, the 5th anniversary of our initial public offering, and (2) certain investor exit events defined under the shareholders agreement, we are not permitted to revise our equity-based incentive plans, including our 2014 Share Inventive Plan to increase the number of securities issuable under such plans or adopt any new plan.

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

Transactions with SINA

During 2018, we recorded $90.6 million in revenues from SINA, we had costs and expenses allocated from SINA of $47.3 million and $23.4 million billed by SINA for other costs and expenses associated with Weibo business.  In addition, we had amounts due from SINA (excluding loan to SINA) of $61.7 million as of December 31, 2018.

SINA made a $2.0 million short-term loan to Weibo in 2017, which was repaid to SINA in 2018. In 2018, we entered in to a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations. In 2018, SINA has withdrawn a total of $149.5 million of loans from us and repaid $101.1 million to us and we recognized $2.4 million interest income on loans to SINA. As of December 31, 2018, the outstanding balance of the loan extended by us to SINA was $43.6 million.

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

For the year ended December 31, 2017, interest income that we earned from such RMB-denominated loans to SINA was $1.7 million, and interest expense that we accrued for such U.S. dollar-denominated loans from SINA was $1.5 million, respectively. By December 31, 2017, we and our subsidiary settled both loans with SINA and SINA subsidiary with payment of U.S. dollar-denominated principal and interest expense of $61.5 million and receipt of RMB-denominated principal and interest income of $64.0 million, respectively.  Besides the matching loans between Weibo and SINA, SINA made an additional $2.0 million short term loan to us in 2017.

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

Transactions with Alibaba

During 2018, we recorded $117.7 million in advertising and marketing services revenues from Alibaba. As of December 31, 2018, we had $48.2 million in accounts receivable due from Alibaba.

During 2017, we recorded $84.7 million in advertising and marketing services revenues from Alibaba. As of December 31, 2017, we had $42.8 million in accounts receivable due from Alibaba.

During 2016, we recorded $57.9 million in advertising and marketing services revenues from Alibaba. As of December 31, 2016, we had $24.3 million in accounts receivable due from Alibaba.

Transactions with Other Related Parties

During 2018, we recorded $154.3 million in revenues from other related parties and we recorded $9.3 million in sales and marketing expenses for services received from other related parties. As of December 31, 2018, we had $130.8 million in accounts receivable due from other related parties and $14.4 million in accrued and other liabilities due to other related parties.

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

Legal Proceedings

Our Company and certain of our current and former directors and officers were named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey: Andrew Goldsmith v. Weibo Corporation. et al., Civil Action No. 2:17-cv-04728-SRC-CLW (filed on June 27, 2017) (“Goldsmith Case”) and Feng Chen v. Weibo Corporation. et al., Civil Action No. 2:17-cv-05694 (filed on August 3, 2017) (“Chen Case”). The Goldsmith Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between April 27 and June 22, 2017; the Chen Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between April 28, 2016 and June 19, 2017. Both cases’ complaints alleged that our company’s public filings contained material misstatements and omissions in violation of the federal securities laws.

On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, our company and one individual defendant filed a motion to dismiss the amended complaint. On June 7, 2018, the court granted our motion to dismiss the class action complaint in its entirety with prejudice.

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. For example, our company has been named as a defendant in two civil actions filed in Texas and in California by the same individual plaintiff, alleging that her rights under the Fourteenth Amendment to the United States Constitution were violated when our company allegedly shut down her Weibo accounts without good cause. The lawsuit filed in Texas has been dismissed with prejudice while the lawsuit filed in California remains in its preliminary stage. We believe the case is without merit and intend to defend ourselves vigorously.

For many of these legal proceedings, we are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial. We believe that such proceedings, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material and adverse effect on our results of operations, financial position and cash flows.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12.D. Description of Securities Other than Equity Securities—American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time Sina Corporation and its Affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted (by way of being re-designated) into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Proceedings of Board of Directors

Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors then in office.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar, or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of owning and disposing of our ADSs or Class A ordinary shares.

General

For the purposes of this discussion , a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that (A)  is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (B) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds our ADSs or Class A ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or Class A ordinary shares should consult its tax advisor regarding the tax consideration of holding and disposing of our ADSs or Class A ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

Assuming we are the owner of Weimeng for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and do not expect to be a PFIC for our current taxable year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the NASDAQ Global Select Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

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

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. Depending on a Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or Class A ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the ADSs or Class A ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or Class A ordinary shares;

•                  amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•                  amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a valid mark-to-market election for the ADSs, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any year in which a U.S. Holder holds Class A ordinary shares, such holder will generally be subject to the special tax rules discussed above.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If we agreed to provide the necessary information, a U.S. Holder could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund election, in which case such holder would generally be required to include in income on a current basis such holder’s pro rata share of our ordinary earnings as ordinary income and such holder’s pro rata share of our net capital gains as capital gain. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, and we make no undertaking to provide such information in the event that we are or become a PFIC.

If we are classified as a PFIC, a U.S. Holder must file an annual report with the IRS. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

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

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Market Risks

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Between June 2010 and September 2016, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the second half of 2017, the RMB has appreciated significantly in the backdrop of a weak U.S. dollar, robust Chinese economy in 2017 and stringent foreign exchange regulation. In 2018, the RMB depreciated approximately by 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive income	Transaction Gain (Loss)
	(in $ thousands)
Appreciate 2%	31,763	(274)
Appreciate 5%	79,624	(684)
Depreciate 2%	(31,644)	274
Depreciate 5%	(78,879)	684

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

Investment Risk

As of December 31, 2018, our equity investments totaled $694.6 million. We adopted ASU 2016-01, “Classification and Measurement of Financial Instruments,” beginning January 1, 2018. After the adoption of the new accounting update, we measure investments in equity securities other than equity method investments at fair value through earnings.  For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the alternative measurement). Changes in the basis of these investments are reported in current earnings. We recognized gain of $42.9 million in upward adjustment for fair value changes on investments for the year ended December 31, 2018.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Investments using alternative measurement methods are investments in privately held companies. Valuations of our investments in private companies are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2018, the carrying value of our investments using alternative measurement method was $570.6 million.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery.  In 2018, we provided $24.1 million of investment related impairment charges. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2018 totaled $591.3 million, which were composed of bank time deposits with maturity over three months but within one year.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2018, we received reimbursement of $0.5 million from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As a result of our initial public offering and the concurrent private placement, we raised an aggregate of approximately $306.5 million in net proceeds, after deducting the underwriting discounts and commissions. For the period from April 16, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used net proceeds from our initial public offering and concurrent private placement to repay the $276.6 million loan amount due to SINA and facilitate the remaining proceeds to our operations.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our management has excluded the live streaming business, Yizhibo, from our assessment of internal control over financial reporting as of December 31, 2018 because it was acquired by us in a purchase business combination in 2018. Yizhibo is a division of a consolidated variable interest entity and Yizhibo’s total assets and total revenues excluded from management’s assessment represented 1.1% and 1.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2018 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2017 and 2018:

	2017	2018
Audit Fees(1)	$1,550,722	$1,660,345
Audit Related Fees(2)	740,166	129,195
All Other Fees	—	—

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2017 and 2018, the audit refers to financial audit.

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

2.4

Indenture, dated as of October 30, 2017, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 2.4 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018, and incorporated herein by reference).

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

4.14

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.14 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26 and incorporated herein by reference).

4.15

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.15 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26 and incorporated herein by reference).

4.16

English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.16 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26 and incorporated herein by reference).

4.17

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.17 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26 and incorporated herein by reference).

Exhibit Number	Description

4.18

English Translation of the Share Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.18 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26 and incorporated herein by reference).

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

Date: April 29, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for investments in equity securities in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded its live streaming business (“Yizhibo”) from its assessment of internal control over financial reporting as of December 31, 2018 because it was acquired by the Company in a purchase business combination during 2018. We have also excluded Yizhibo from our audit of internal control over financial reporting. Yizhibo is a division of a consolidated variable interest entity and Yizhibo’s total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1.1% and 1.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

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

/s/PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China
April 29, 2019

We have served as the Company’s auditor since 2013.

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$1,000,953	$1,234,596
Short-term investments	791,730	591,269
Accounts receivable due from third parties, net of allowances for doubtful accounts of $8,114 and $11,799 as of December 31, 2017 and 2018, respectively	97,572	190,036
Accounts receivable due from Alibaba, net of allowances for doubtful accounts of nil and nil as of December 31, 2017 and 2018, respectively (Note 9)	42,832	48,222
Accounts receivable due from other related parties, net of allowances for doubtful accounts of nil and $630 as of December 31, 2017 and 2018, respectively (Note 9)	29,696	130,835
Prepaid expenses and other current assets	69,233	168,821
Amount due from SINA (Note 9)	16,356	105,319
Total current assets	2,048,372	2,469,098
Property and equipment, net	33,793	45,623
Intangible assets, net	517	21,103
Goodwill	13,420	29,346
Long-term investments	452,337	694,586
Other assets	13,380	14,926
Total assets	$2,561,819	$3,274,682
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $217,602 and $347,770 as of December 31, 2017 and 2018, respectively.)
Accounts payable	$64,043	$123,730
Accrued and other liabilities	268,615	317,437
Income taxes payable	70,907	88,683
Deferred revenues	81,311	99,994
Total current liabilities	484,876	629,844
Long-term liabilities
Convertible debt	879,983	884,123
Long-term deferred revenues	286	—
Deferred tax liability	1,880	12,577
Total long-term liabilities	882,149	896,700
Total liabilities	$1,367,025	$1,526,544

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2017	2018

Commitments and contingencies (Note 16)

Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 222,706 and 224,838 shares (including 123,059 Class A ordinary shares and 101,779 Class B ordinary shares) issued and outstanding as of December 31, 2017 and 2018, respectively.	$56	$57
Additional paid-in capital	1,030,048	1,071,836
Accumulated other comprehensive income (loss)	9,534	(49,615)
Retained earnings	152,949	723,181
Total Weibo shareholders’ equity	1,192,587	1,745,459
Non-controlling interests	2,207	2,679
Total shareholders’ equity	1,194,794	1,748,138
Total liabilities and shareholders’ equity	$2,561,819	$3,274,682

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Year Ended December 31,
	2016	2017	2018

Revenues:
Advertising and marketing revenues
Third parties	$428,275	$780,545	$1,172,136
Alibaba (Note 9)	57,908	84,688	117,696
SINA and other related parties (Note 9)	84,799	131,512	209,348
	570,982	996,745	1,499,180
Value-added services revenues	84,818	153,309	219,338
Total revenues	655,800	1,150,054	1,718,518
Costs and Expenses
Cost of revenues	171,231	231,255	277,648
Sales and marketing	148,283	275,537	527,424
Product development	154,088	193,393	249,873
General and administrative	41,218	42,315	43,755
Goodwill and acquired intangibles impairment	—	—	10,554
Total costs and expenses	514,820	742,500	1,109,254
Income from operations	140,980	407,554	609,264
Income (loss) from equity method investments	(130)	1,030	57
Realized gain (loss) from investments	534	14	(287)
Fair value changes through earnings on investments, net	—	—	40,074
Investment related impairment	(40,161)	(4,747)	(24,074)
Interest and other income, net	8,757	13,260	43,808
Income before income tax expenses	109,980	417,111	668,842
Provision of income taxes	4,316	66,746	96,222
Net income	105,664	350,365	572,620
Less: Net income (loss) attributable to non-controlling interests	(2,363)	(2,225)	797
Net income attributable to Weibo	$108,027	$352,590	$571,823

Net income	$105,664	$350,365	$572,620
Other comprehensive income (loss)
Currency translation adjustments (net of tax of nil, nil, and nil for 2016, 2017 and 2018, respectively)	(18,898)	37,822	(60,273)
Available-for-Sale securities
Change in unrealized loss from available-for-sale securities (net of tax of nil, nil, and nil for 2016, 2017, and 2018, respectively)	(2,557)	(995)	—
Reclassification adjustment for net loss included in net income (net of tax of nil, nil, and nil for 2016, 2017, and 2018, respectively)	4,822	—	—
Net change, net of tax	2,265	(995)	—
Total comprehensive income	$89,031	$387,192	$512,347
Less: Comprehensive income (loss) attributable to non-controlling interests	(2,637)	(1,926)	668
Comprehensive income attributable to Weibo	91,668	389,118	511,679
Shares used in computing net income per share attributable to Weibo:
Basic	214,745	220,555	223,751
Diluted	222,859	225,363	232,683
Income per share:
Basic	$0.50	$1.60	$2.56
Diluted	$0.48	$1.56	$2.52

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

				Accumulated	Retained
			Additional	Other	Earnings	Non-	Total
	Ordinary Shares		Paid-In	Comprehensive	(Accumulated	controlling	Shareholders’
	Shares	Amount	Capital	Income (Loss)	Deficit)	Interests	Equity
Balance at December 31, 2015	212,177	$53	$938,922	$(10,635)	$(307,668)	$7,357	$628,029
Issuance of ordinary shares pursuant to stock plan	5,899	2	3,981	—	—	—	3,983
Non-cash stock-based compensation	—	—	36,902	—	—	—	36,902
Sale (Purchase) of subsidiaries’ shares to (from) non-controlling shareholders, net	—	—	—	—	—	(587)	(587)
Net income (loss)	—	—	—	—	108,027	(2,363)	105,664
Currency translation adjustments	—	—	—	(18,624)	—	(274)	(18,898)
Net change in other comprehensive loss from available-for-sale securities	—	—	—	2,265	—	—	2,265
Balance at December 31, 2016	218,076	$55	$979,805	$(26,994)	$(199,641)	$4,133	$757,358
Issuance of ordinary shares pursuant to stock plan	4,630	1	2,206	—	—	—	2,207
Non-cash stock-based compensation	—	—	48,037	—	—	—	48,037
Net income (loss)	—	—	—	—	352,590	(2,225)	350,365
Currency translation adjustments	—	—	—	37,523	—	299	37,822
Unrealized loss from available-for-sale securities	—	—	—	(995)	—	—	(995)
Balance at December 31, 2017	222,706	$56	$1,030,048	$9,534	$152,949	$2,207	$1,194,794
Issuance of ordinary shares pursuant to stock plan	2,132	1	777	—	—	—	778
Non-cash stock-based compensation	—	—	41,011	—	—	—	41,011
Impact of adoption of new revenue guidance (Note 2)	—	—	—	—	(596)	—	(596)
Impact of adoption of new guidance for investments in equity securities (Note 2)	—	—	—	995	(995)	—	—
Net income	—	—	—	—	571,823	797	572,620
Currency translation adjustments	—	—	—	(60,144)	—	(129)	(60,273)
Purchase of subsidiaries’ shares from non-controlling shareholders	—	—	—	—	—	(196)	(196)
Balance at December 31, 2018	224,838	$57	$1,071,836	$(49,615)	$723,181	$2,679	$1,748,138

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2016	2017	2018

Cash flows from operating activities:
Net income	$105,664	$350,365	$572,620
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,982	15,328	19,847
Stock-based compensation	36,902	48,037	41,011
Provision for allowance for doubtful accounts	7,787	5,478	6,226
Deferred income taxes	(4,630)	(1,503)	4,438
(Income) Loss from equity method investments	130	(1,030)	(57)
Dividend received from equity method investments	—	267	657
(Gain) Loss on sale of investments	(328)	(14)	287
Fair value changes through earnings on investments	—	—	(40,074)
Investment related impairment	40,161	4,747	24,074
Goodwill and acquired intangibles impairment	—	—	10,554
(Gain) Loss on disposal of property and equipment	191	(85)	(120)
Amortization of convertible debt issuance cost	—	690	4,140
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	(33,109)	(41,395)	(109,654)
Accounts receivable due from Alibaba	29,759	(18,539)	(8,028)
Accounts receivable due from other related parties	2,372	410	(103,982)
Prepaid expenses and other current assets	(19,527)	(28,050)	(49,381)
Other assets	1,134	(649)	(1,044)
Accounts payable	3,785	22,121	64,277
Accrued and other liabilities	68,102	88,474	55,560
Amount due to (from) SINA	(30,753)	209	(48,687)
Deferred revenues	9,492	31,967	24,375
Income taxes payable	5,130	62,323	20,968
Net cash provided by operating activities	236,244	539,151	488,007
Cash flows from investing activities:
Purchases of short-term investments	(314,363)	(1,439,558)	(1,792,481)
Maturities of short-term investments	373,805	696,245	1,989,055
Investment and prepayment in long-term investments	(155,122)	(54,640)	(419,126)
Proceeds from disposal of/refund of prepayment on long-term investments	12,188	2,458	85,134
Proceeds from disposal of property and equipment	—	107	136
Purchases of property and equipment	(13,253)	(20,454)	(28,350)
Loan to SINA	—	(59,534)	(149,460)
Repayment of loan by SINA	—	62,252	101,060
Cash paid for business acquisition, net of cash acquired	—	(2,298)	(40,000)
Net cash used in investing activities	(96,745)	(815,422)	(254,032)
Cash flows from financing activities:
Proceeds from employee options exercised	4,183	2,285	781
Proceeds from convertible notes, net of debt issuance costs	—	879,293	—
Loan from SINA	—	62,000	—
Repayment of loan from SINA	—	(60,000)	(2,000)
Payments to non-controlling shareholders	(1,148)	—	(196)
Net cash provided by (used in) financing activities	3,035	883,578	(1,415)
Effect of exchange rate changes on cash and cash equivalents	(15,208)	28,880	1,083
Net increase in cash and cash equivalents	127,326	636,187	233,643
Cash and cash equivalents at the beginning of the year	237,440	364,766	1,000,953
Cash and cash equivalents at the end of the year	$364,766	$1,000,953	$1,234,596
Supplemental disclosure of cash flow information
Cash paid for interest expenses on matching loan from SINA	$—	$(1,537)	$—
Cash paid for interest expenses on convertible debt	$—	$—	$(11,719)
Cash paid for income taxes	$(3,386)	$(8,168)	$(70,060)
Supplemental schedule of non-cash investing and financing activities
Property and equipment in accounts payable	$2,158	$3,667	$5,258
Uncollected proceeds from sale of subsidiary’s shares to non-controlling shareholders	$561	$—	$—
Unpaid consideration for acquisitions	$—	$—	$10,000

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and reorganization

Weibo Corporation (“Weibo” or the “Company”) is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating information timely and gauging public opinion to improve public services. Charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging celebrities and organizations on Weibo to amplify their impact to society. Weibo generates its revenues mostly from advertising and marketing services, as well as from value-added services, including VIP membership, live streaming, and game-related services.

Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) and received $306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase Class A ordinary shares from SINA and the Company. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Reorganization

The Weibo business was founded by SINA, its parent, in 2009. Prior to the establishment of the Company, the operation of Weibo business was carried out by various subsidiaries and variable interest entities (“VIE”) of SINA (the “Predecessor Operations”). After its establishment, the Company gradually completed the reorganization steps as described below (the “Reorganization”).

Establishment of Weibo Corporation. Weibo Corporation, an exempted company with limited liability, is the holding company for the Weibo business. Weibo HK is a wholly owned subsidiary of Weibo, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The Company’s VIEs and VIEs’ subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIEs and VIEs’ subsidiaries together are referred to as “the Group.”

The following sets forth the Company’s major subsidiaries, major VIE and major VIE’s subsidiary:

Company	Date of Incorporation	Place of Incorporation	Percentage of Direct/ Indirect Economic Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

Major VIE and major VIE’s subsidiary
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	100%

Beijing Weibo Interactive Internet Technology Co., Ltd. (“Weibo Interactive”)	Acquired in May 2013	PRC	100%

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

Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payments to the Group, as well as accounts receivable directly from SINA, are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group, as well as liabilities directly to SINA, are included in the amount due to SINA. Loans from SINA are presented under cash flow from financing activities, whereas loans to SINA are presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated is presented under operating activities in the consolidated statements of cash flows. The Group’s statements of comprehensive income consists all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by management.

Total cost and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Cost of revenues	$11,022	$13,699	$16,824
Sales and marketing	1,271	9,732	11,558
Product development	9,094	11,312	11,688
General and administrative	4,316	6,393	7,264
	$25,703	$41,136	$47,334

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

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIEs, which holds critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and net income in China were generated directly or indirectly through the VIEs or the Predecessor Operations. The Company, through its subsidiary, has signed various agreements with the VIEs to allow the transfer of economic benefits from the VIEs to the Company. The Group has determined that it is the primary beneficiary of the VIEs through Weibo Technology’s contractual arrangements with the VIEs. Accordingly, the Company has consolidated the VIEs’ results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2017 and 2018, the total amount of interest-free loans to the VIEs’ shareholders was $86.9 million and $82.1 million, respectively. The aggregate accumulated loss of the VIEs and VIEs’ subsidiaries was $33.3 million as of December 31, 2017 and the VIEs and VIEs’ subsidiaries achieved an aggregate accumulated income of $23.2 million as of December 31, 2018, which were included in the Group’s consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets and statements of comprehensive income:

	As of December 31,
	2017	2018
	(In thousands)
Cash, cash equivalents and short-term Investments	$40,458	$55,506
Accounts receivable	166,212	366,128
Property and equipment, net	146	449
Intangible assets	517	21,103
Goodwill	13,123	29,346
Prepayment for long-term investments	4,967	1,454
Long-term investments	74,935	275,819
Deferred tax assets	4,772	5,778
Amount due from SINA	4,677	31,787
Others	28,850	121,220
Total assets	$338,657	$908,590

Accounts payable	$32,444	$79,881
Accrued and other liabilities	114,239	181,188
Deferred revenues	54,651	65,531
Income tax payable	16,268	21,170
Amount due to the subsidiaries of the Group	57,639	440,563
Deferred tax liability	129	11,875
Total liabilities	$275,370	$800,208

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Net revenues	$530,598	$906,129	$1,416,367
Net income (loss)	$(21,758)	$21,252	$56,466

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Net cash provided by (used in) operating activities	$(42,556)	$(66,972)	$46,738
Net cash used in investing activities	$(28,577)	$(34,720)	$(331,243)
Net cash provided by (used in) financing activities	$(1,148)	$76,232	$292,151
Net increase (decrease) in cash and cash equivalents	$(72,281)	$(25,460)	$7,646

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to $137.3 million and $144.1 million as of December 31, 2017 and 2018, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was $12.3 million, $21.4 million and $25.6 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, and the domain names of Weibo.com, Weibo.cn and Weibo.com.cn. Recognized revenue-producing assets held by the VIEs include live streaming platform technology, supplier-relationship contracts, and trademark and domain names, which were acquired through the Yizhibo acquisition. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, VIP membership, and game-related services, as well as trademarks, are also held by Weibo Technology.

The following is a summary of the VIEs agreements:

Loan Agreements. The Company’s wholly owned subsidiary Weibo Technology has granted interest-free loans to each shareholder of the VIEs with the sole purpose of providing funds necessary for capital injection into the VIEs. The terms of the loans are for 10 years, and Weibo Technology has the right to, at its own discretion, shorten or extend the terms of the loans, if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements. Each shareholder of the VIEs has granted Weibo Technology an option to purchase his shares in the VIEs at a purchase price equal to the amount of the capital injection. Weibo Technology may exercise such option at any time until it has acquired all of the shares of the VIEs, subject to applicable PRC laws. The option will be effective until the earlier of (i) the shareholders of the VIEs and Weibo Technology have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIEs and Weibo Technology agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the VIEs has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of the VIEs have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of the VIEs agree in writing to terminate these agreements.

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIEs has authorized Weibo Technology to exercise all his voting power as a shareholder of the VIEs on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of the VIEs, including without limitation to the appointment of directors, transfer, mortgage or dispose of the VIEs’ assets, transfer of any equity interest in the VIEs, and merger, split, dissolution and liquidation of the VIEs. The authorizations are irrevocable and will not expire until the VIEs dissolve.

Share Pledge Agreements. Each shareholder of the VIEs has pledged all of his shares in the VIEs and all other rights relevant to the share rights to Weibo Technology, as a collateral security for his obligations to pay off all debts to Weibo Technology, under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through sale or auction. During the term of each agreement, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, and (iii) Weibo Technology unilaterally consents to terminate the respective share pledge agreement. As of the date of this annual report, the registration of such equity pledges is still in the process.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. The VIEs have entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for the VIEs’ online advertising and other related businesses. Under the exclusive sales agency agreement, the VIEs have granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. The term of the technical service agreement and the sales agency agreement will not expire until the VIEs dissolve.

Due to its control over the VIEs, Weibo Technology has the right to determine the service fee to be charged to the VIEs under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of the VIEs, applicable tax rates, planned capital expenditure and business strategies, Weibo Technology charged an amount of $335.6 million, $618.1 million and $842.6 million in service fees from the VIEs under these agreements for the years ended December 31, 2016, 2017 and 2018, respectively, which was determined based on the actual cost incurred for providing such service and the cash position and operation of the VIEs.

Under the trademark license agreement, Weibo Technology has granted the VIEs trademark licenses to use its trademarks for specific areas, and the VIEs are obligated to pay license fees to Weibo Technology. The term of the agreement is for one year and is automatically renewed provided that there is no objection from Weibo Technology.

The Company believes that the contractual arrangements among its subsidiary, VIEs and VIEs’ shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties are remote.

2. Significant Accounting Policies

Basis of presentation

The preparation of the Group’s consolidated financial statements is in conformity with US GAAP. The consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIEs, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

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

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).”  The Group adopted the new revenue guidance since January 1, 2018 using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting method under ASC 605. The main impacts are a) the presentation of value added tax recognized in revenue from “gross” to “net”, which results in equal decrease of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses. The cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard was a decrease of $0.6 million, which resulted from advertising barter transactions.

Impact of Adoption

The cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard was $0.6 million, which resulted from advertising barter transactions. The adoption resulted in an increase of $2.1 million in deferred revenue and an increase of $0.6 million in other current assets as of December 31, 2018.

The table below summarized the impact of adoption of the new revenue standard on the Group’s consolidated statement of comprehensive income for the year ended December 31, 2018.

	Year ended December 31, 2018
		Adjustments
	ASC 605	VAT	Barter Transaction	ASC 606
	($ In thousands)

Total revenues	1,703,644	(95,470)	110,344	1,718,518
Costs and expenses
Cost of revenues	373,118	(95,470)	—	277,648
Sales and marketing	418,004	—	109,420	527,424
Income from operations	608,340	—	924	609,264

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments. Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual agent with reference to their historical results. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting estimated sales rebates and net of value-added tax (“VAT”) under ASC 606. The Group believes that there will not be significant changes to its estimates of variable consideration.

Revenue disaggregated by revenue source for the years ended December 31, 2016, 2017 and 2018 consists of the following:

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Advertising and marketing revenues	$570,982	$996,745	$1,499,180
Value-added services revenues	84,818	153,309	219,338
Total revenues	$655,800	$1,150,054	$1,718,518

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. No material impact on the contract assets arose from the new guidance of revenue recognition. Deferred revenue related to unsatisfied performance obligations at the end of the period mainly consists of the unamortized balance of customer advance of advertising and marketing services. The deferred revenues are amortized on a straight-line basis through the service period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period was $67.2 million for the year ended December 31, 2018.

Practical Expedients and Exemptions

The Group generally expenses sales commissions when incurred because the amortization period is generally one year or less. These costs are recorded within sales and marketing expenses.

Advertising and marketing revenues

Advertising and marketing revenues are derived principally from online advertising, including social display ads and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of the Group’s platform or website in particular formats and over particular periods of time, which is typically no more than three months. The Group enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed. The Group also enters into cost per day (“CPD”) advertising arrangements with customers, under which the Group recognizes revenues ratably over the contract periods. Promoted marketing arrangements are primarily priced based on CPM. Under the CPM model, customers are obligated to pay when the advertisement is displayed.

The Group’s majority revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. The agency rebates are accounted for as variable consideration and are estimated during interim periods based on estimated annual revenue volume of each individual agent with reference to their historical results, which involves accounting judgment. The Group believes its estimation approach in variable consideration results in revenue recognition in a manner consistent with the underlying economics of the transaction.

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combination of service to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Group’s properties. Barter transactions in which physical goods or services are received in exchange for advertising services are recorded based on the fair values of the goods or services received.

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, mainly including VIP membership, live streaming, and game-related services. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

VIP membership. VIP membership is a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Live streaming. Live streaming generates revenue from sales of virtual items on the Yizhibo platform. Users can access the platform and view the live streaming content and interact with the broadcasters for free.

The Group designs, creates and offers various virtual items for sales to users with pre-determined selling price. Each virtual item is considered as a distinctive performance obligation. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Users can purchase and present virtual items to broadcasters to show support for their favorite ones. Under the arrangements with broadcasters or broadcaster agencies, the Group shares with them a portion of the revenues derived from the consumption of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group has determined that it acts as the principal to fulfill all obligations related to the live streaming services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues. The Group does not have further obligations to the user after the virtual items are consumed.

Game-related services. Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Group’s platform. Each virtual item is considered as a distinctive performance obligation. The Group collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games.   Revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Group is not acting as the principal in fulfilling all obligations. Sales of virtual currencies are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA (see Note 1  Reorganization ). The Group presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. The Group is subject to 6.7% Value-Added Tax (“VAT”) and surcharges for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues. Pursuant to the adoption of ASC 606 effectively beginning January 1, 2018, the new guidance of revenue recognition requires the presentation of Value-Added Tax (“VAT”) recognized in revenue from “gross” to “net”, which results in equal decrease of revenues and cost of revenues. The total amount of such taxes on its advertising and marketing revenues for the years ended December 31, 2016, 2017 and 2018 were $49.9 million, $90.6 million and $52.9 million, respectively, with VAT not included in the cost of revenues for the year ended December 31, 2018.

Sales and Marketing Expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. Pursuant to the adoption of ASC 606 effectively beginning January 1, 2018, the new guidance of revenue recognition requires the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses. For the years ended December 31, 2016, 2017 and 2018, the advertising and promotional expenses were $92.2 million, $200.6 million and $428.8 million, respectively.

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

Operating leases

The Group leases office space under operating lease agreements with initial lease terms up to five and a half years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease, part of which was allocated from SINA (see Note 1 Reorganization ). Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. The allocated rental expenses from SINA for the years ended December 31, 2016, 2017 and 2018, were $3.9 million, $4.5 million and $4.9 million, respectively.

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

The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of the Group’s long-term investments in the equity securities of publicly listed companies are measured using quoted market prices. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

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

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from/to SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature. See Note 14  Fair Value Measurement for additional information.

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The Group uses the equity method to account for ordinary-share-equivalent equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

Adoption of ASU 2016-01 and Its Implication

Before the adoption of ASU 2016-01 in 2018, the Group used cost method to account for equity investments over which the Group does not have significant influence, or the investments in which the Group holds equity shares that are not common shares/in-substance common share without readily determinable fair value. For marketable equity securities, the Group reported them at fair value and accounted for them as available-for-sale (“AFS”) securities under long-term investments.

After adopting ASU 2016-01 on January 1, 2018, the Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The marketable equity securities were reclassified as investments with readily determinable fair values under the ASU 2016-01. There will no longer be an available-for-sale classification for equity securities. The cumulative effects of applying the guidance to the Group’s consolidated balance sheets were the reclassification of unrealized loss of $1.0 million from accumulated other comprehensive income to retained earnings as of January 1, 2018. (see Note 4 for further information)

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

Investments in entities which the Group can exercise significant influence and holds an investment in voting common shares or in-substance common shares (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment -— Equity Method and Joint Ventures. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

The Group recorded an impairment charge of $36.4 million, $4.7 million and $23.6 million to the carrying value of long-term investments for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $13.3 million, $14.7 million and $18.5 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from five to ten years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

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

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as VIP membership, live streaming, and virtual currency or in-game virtual items sold for game related services.

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

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2016, 2017, and 2018 were loss of $18.9 million, gain of $37.8 million, and loss of $60.3 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

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

As of December 31, 2017 and 2018, the Group had $1.79 billion and $1.73 billion, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba accounted for 9%, 7% and 7% of the Group’s revenues for the years ended December 31, 2016, 2017 and 2018, respectively. No other customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 22%, 23%, and 26% of the Group’s revenues for the years ended December 31, 2016, 2017, and 2018, respectively.

As of December 31, 2017 and 2018, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consists of amounts due from advertising agencies and direct customers. Alibaba accounted for 25% and 13%, respectively, of the Group’s net accounts receivables as of December 31, 2017 and 2018, while one customer accounted for 10% and 6%, and another one accounted for 6% and 22%, respectively, at the same dates.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2017 and 2018, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $871.2 million and $950.8 million, accounting for 49% and 52% of the Group’s total cash, cash equivalents and short-term investments balance. As of December 31, 2017 and 2018, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was $170.1 million and $368.8 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2017 and 2018, the Group’s current liabilities balance denominated in RMB was $475.6 million and $620.4 million, accounting for 98% and 99% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of the RMB. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment on leases, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group has adopted the new lease standard beginning the first quarter of fiscal year 2019 using the transition method provided by ASU 2018-11 and will not retrospectively adjust the prior comparative periods. The impacts of initially applying the guidance on the opening balance of 2019 mainly were estimated to recognize approximately $10 million to $12 million of leasing related assets and liabilities that arise from its operating leases, respectively.

In June 2016, the FASB issued of ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for the Group in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. The Group is currently evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements but does not expect it to have a material impact.

In January 2017, the FASB issued ASU 2017-04, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. The Group adopted the guidance on January 1, 2019 on a prospective basis and expects no impact arising from the amendments.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2017	2018
	(In thousands)
Cash and cash equivalents:
Cash	$1,000,953	$1,234,596

Short-term investments:
Bank time deposits	791,730	591,269

Total cash, cash equivalents and short-term investments	$1,792,683	$1,825,865

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was $7.6 million, $19.5 million and $58.0 million for the years ended December 31, 2016, 2017 and 2018, respectively. The maturity dates for the time deposits were within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Cost Method/ Equity Securities Without Readily Determinable Fair Values	Equity Method	Available-for-Sale Securities/ Readily Determinable Fair Values	Total
	(In thousands)

Balance at December 31, 2015	$281,707	$141	$12,831	$294,679
Investments made/transfers from prepayments	147,767	4,324	—	152,091
Loss from equity method investment	—	(130)	—	(130)
Disposal of investments	(6,010)	—	(5,000)	(11,010)
Impairment on investments	(31,586)	—	—	(31,586)
Unrealized loss	—	—	(2,557)	(2,557)
Currency translation adjustment	(1,548)	(6)	—	(1,554)

Balance at December 31, 2016	$390,330	$4,329	$5,274	$399,933
Investments made/transfers from prepayments	31,776	22,307	—	54,083
Gain from equity method investment	—	1,030	—	1,030
Dividend received from equity method investment	—	(267)	—	(267)
Impairment on investments	(4,747)	—	—	(4,747)
Unrealized loss	—	—	(995)	(995)
Currency translation adjustment	2,997	303	—	3,300

Balance at December 31, 2017	$420,356	$27,702	$4,279	$452,337
Investments made/transfers from prepayments	134,797	97,337	—	232,134
Gain from equity method investment	—	57	—	57
Dividend received from equity method investment	—	(657)	—	(657)
Disposal of investments	—	(1,623)	—	(1,623)
Impairment on investments	(23,557)	—	—	(23,557)
Fair value change through earnings (including adjustment of subsequent price changes)	42,877	—	(2,803)	40,074
Currency translation adjustment	(3,854)	(325)	—	(4,179)

Balance at December 31, 2018	$570,619	$122,491	$1,476	$694,586

The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of December 31, 2018 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities (in thousands):

Initial cost basis	$555,153
Upward adjustments	42,877
Impairment	(23,557)
Foreign currency translation	(3,854)
Total carrying value at the end of the period	$570,619

The Group recorded $42.9 million gains (only cumulative upward adjustment) from investments, which were based on identified observable price changes during 2018, indicated by new issuance of identical securities of the same investee or transactions of identical securities by other existing shareholders. The Group did not dispose any interests of these investments and all of the gains were unrealized as of December 31, 2018. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements. The Group recognized $23.6 million impairment charge, and recorded no other downward adjustment to investments without readily determinable fair value for the year ended December 31, 2018.

For the year ended December 31, 2018, the Group made investments in private high tech companies totaling $134.8 million, which were accounted for under investments without readily determinable fair values. These investments were made, in general to expand and strengthen the Group’s ecosystem. The Group also made investment in limited partnerships of $97.3 million in 2018, which were accounted for under equity method. These investments mainly included a $48.0 million and a $45.0 million investment in two investing funds.

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group made a $15.1 million investment in 2014 and accounted for it as an AFS investment. In 2016, the Group disposed part of the investment and recognized an impairment charge of $4.8 million to net income, based on the severity and duration of the decline from the carrying value. As of December 31, 2017, the fair value of the AFS investment was $4.3 million. Due to the adoption of ASU 2016-01, the AFS was reclassified to investment with readily determinable fair values beginning January 1, 2018, the Group recorded $2.8 million loss, which is unrealized in 2018, and the fair value was $1.5 million as of December 31, 2018.

The following table shows the carrying amount and fair value of the marketable security:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
One marketable security	$5,274	$—	$(995)	$4,279
December 31, 2017	$5,274	$—	$(995)	$4,279
One marketable security	$5,274	$—	$(3,798)	$1,476
December 31, 2018	$5,274	$—	$(3,798)	$1,476

The Group recorded impairment charges of $40.2 million, $4.7 million, and $24.1 million on its long-term investments and prepayment for the years ended December 31, 2016, 2017 and 2018, respectively, as a result of the investments not performing to expectation or them becoming incapable of making repayment. These included write-offs of prepayments of $3.8 million and $0.5 million in 2016 and 2018, respectively. The investment impairment in 2016 included a $19.0 million write-off on an online-to-offline business and a $10.5 million write-off on an employment-oriented social company. The investment impairment in 2018 included an $11.9 million write-off on an online-reading business and a $9.7 million write-off on a company operating in game business.

5. Acquisitions, Goodwill and Intangible Assets

On October 1, 2018(“Acquisition Date”), the Group entered into a series of business and asset transfer agreements with Yixia Tech Co., Ltd. (“Yixia Tech”) to acquire the whole of the live streaming business of Yizhibo, which was previously operated by Yixia Tech. The acquisition included the Yizhibo APP and related assets/technology, employees and business contracts with a cash consideration of US$50 million. As of December 31, 2018, the Group had paid $40.0 million to Yixia Tech, with the final $10.0 million scheduled to be paid in 2019. The Group has engaged an independent valuation firm to help management determine the value of assets and liabilities from the acquisition. Total identifiable intangible assets acquired on acquisition date included supplier-relationship of $9.7 million with estimated useful life of five years, core technology of $6.6 million with estimated useful life of eight years, and trademark and domain name of $5.6 million with estimated useful life of ten years. The Group had one immaterial acquisition in 2017. No new acquisition incurred in 2016.

The consideration of acquisition of Yizhibo was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

As of Acquisition Date
(In thousands)
Consideration	$50,000

Property and equipment, net	466
Identifiable intangible assets acquired	21,942
Other tangible assets	2,874
Liabilities assumed	(2,434)
Goodwill	27,152
Total	$50,000

The acquisition mentioned above resulted in an increase of $28.0 million to revenues and an immaterial impact to net income for 2018. It did not have a material impact on the Group’s consolidated financial statements; therefore, pro forma disclosures have not been presented.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising & Marketing	Value-added services	Total
		(In thousands)
Balance as of December 31, 2016	$—	$10,266	$10,266
New acquisition	—	2,318	2,318
Currency translation adjustment	—	836	836
Balance as of December 31, 2017	$—	$13,420	$13,420
Acquisition of Yizhibo	27,152	—	27,152
Impairment	—	(10,554)	(10,554)
Currency translation adjustment	3	(675)	(672)
Balance as of December 31, 2018	$27,155	$2,191	$29,346

The Group performs at least annually a qualitative analysis on the goodwill arising from acquisitions taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. Based on the analysis, the Group recognized in 2018 an impairment charge of $10.6 million for the goodwill arising from certain acquisitions made under value-added services segment due to the unsatisfactory financial performance and not optimistic forecast of future revenues. No impairment provision was made for the years ended December 31, 2016 and 2017.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2017			As of December 31, 2018
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
		(In thousand)			(In thousand)
Technology	$2,533	$(2,062)	$471	$8,978	$(2,594)	$6,384
Trademark and Domain name	—	—	—	5,623	(147)	5,476
Supplier-relationship	—	—	—	9,738	(495)	9,243
Others	2,460	(2,414)	46	2,326	(2,326)	—
Total	$4,993	$(4,476)	$517	$26,665	$(5,562)	$21,103

As of December 31, 2018, the Group’s intangible assets totaled $21.1 million, mainly consisted of technology, trademark and domain name, and supplier-relationship from the Yizhibo acquisition. The amortization expense for the years ended December 31, 2016, 2017 and 2018 was $0.7 million, $0.6 million and $1.3 million, respectively. As of December 31, 2018, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In thousands)
2019	$3,364
2020	3,364
2021	3,364
2022	3,364
2023 and thereafter	7,647
Total expected amortization expense	$21,103

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

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2016	2017	2018
		(In thousands)
Cost of revenues	$2,616	$3,716	$3,522
Sales and marketing	5,357	8,264	6,837
Product development	15,076	21,879	21,187
General and administrative	13,853	14,178	9,465
	$36,902	$48,037	$41,011

Stock based compensation related to the grants were amortized generally over four years on a straight-line basis with $36.9 million, $48.0 million and $41.0 million expensed for the years ended December 31, 2016, 2017 and 2018, respectively.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2015	20,217
Addition	—
Granted*	(1,917)
Cancelled/expired/forfeited	578

December 31, 2016	18,878
Addition	—
Granted*	(736)
Cancelled/expired/forfeited	398

December 31, 2017	18,540
Addition	—
Granted*	(1,597)
Cancelled/expired/forfeited	350

December 31, 2018	17,293

*          For the years ended December 31, 2016, 2017 and 2018, 1.9 million, 0.7 million and 1.6 million restricted share units were granted under the 2014 Plan, respectively. No options were granted for the three-year period ended December 31, 2018.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2015	6,303	$1.26	2.4	$114,975
Granted	—	$—
Exercised	(3,625)	$1.10
Cancelled/expired/forfeited	(91)	$3.37

December 31, 2016	2,587	$1.41	1.6	$101,403
Granted	—	$—
Exercised	(2,122)	$1.04
Cancelled/expired/forfeited	(28)	$0.68

December 31, 2017	437	$3.24	2.0	$43,800
Granted	—	$—
Exercised	(248)	$3.14
Cancelled/expired/forfeited	(5)	$1.16

December 31, 2018	184	$3.45	1.5	$10,089

Vested and expected to vest as of December 31, 2017	437	$3.24	2.0	$43,800
Exercisable as of December 31, 2017	437	$3.24	2.0	$43,800

Vested and expected to vest as of December 31, 2018	184	$3.45	1.5	$10,089
Exercisable as of December 31, 2018	184	$3.45	1.5	$10,089

The total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was $129.3 million, $135.2 million and $25.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2016, 2017 and 2018 was $40.60, $103.46 and $58.43, respectively. Cash received from the exercise of stock option during the years ended December 31, 2016, 2017 and 2018 was $4.2 million, $2.3 million and $0.8 million, respectively.

As all compensation cost related to stock options has been fully amortized in 2017, there is no remaining unrecognized compensation.

Information regarding stock options outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2017
$ 0.96 - $1.80	31	$0.97	31	$0.97	0.2
$ 3.25 - $3.36	179	$3.33	179	$3.33	1.4
$ 3.43 - $3.50	227	$3.48	227	$3.48	2.6
	437	$3.24	437	$3.24	2.0
As of December 31, 2018
$ 3.25 - $3.36	32	$3.30	32	$3.30	0.8
$ 3.43 - $3.50	152	$3.48	152	$3.48	1.7
	184	$3.45	184	$3.45	1.5

Restricted Share Units

Summary of Performance-Based Restricted Share Units

The following table sets forth a summary of performance-based restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2015	—	$—
Awarded	111	$27.00
Cancelled	(3)	$27.00

December 31, 2016	108	$27.00
Awarded	155	$50.45
Vested	(102)	$27.00
Cancelled	(32)	$46.42

December 31, 2017	129	$50.32
Awarded	191	$86.63
Vested	(126)	$50.32
Cancelled	(190)	$86.90

December 31, 2018	4	$87.14

As of December 31, 2017 and 2018, unrecognized compensation cost, adjusted for estimated forfeitures, related to performance-based restricted share units granted to the Company’s employees was $0.7 million and $0.02 million, respectively.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

	Shares Granted	Weighted- Average Grant Date Fair Value
	(In thousands)
December 31, 2015	6,501	$13.98
Awarded	1,806	$24.94
Vested	(2,274)	$14.73
Cancelled	(575)	$14.58

December 31, 2016	5,458	$17.23
Awarded	581	$62.87
Vested	(2,406)	$17.01
Cancelled	(366)	$17.72

December 31, 2017	3,267	$25.45
Awarded	1,406	$68.18
Vested	(1,757)	$21.59
Cancelled	(160)	$44.00

December 31, 2018	2,756	48.62

As of December 31, 2018, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to the Company’s employees and directors, was $112.5 million. This cost is expected to be recognized over a weighted-average period of 3.5 years. The total fair value based on the vesting date of the restricted share units vested was $33.5 million, $40.9 million and $37.9 million for the years ended December 31, 2016, 2017 and 2018, respectively.

7. Other Balance Sheet Components

	As of December 31,
	2016	2017	2018
		(In thousands)
Accounts receivable, net:
Due from third parties		$105,686	$201,835
Due from Alibaba		42,832	48,222
Due from other related parties		29,696	131,465

Total gross amount		$178,214	$381,522
Allowance for doubtful accounts:
Balance at the beginning of the year	(1,375)	(6,529)	(8,114)
Reversal (additional provision) charged to expenses, net	(7,787)	(5,478)	(6,226)
Write-off	2,633	3,893	1,911

Balance at the end of the year	(6,529)	(8,114)	(12,429)
		$170,100	$369,093

Prepaid expenses and other current assets:
Rental and other deposits		$2,233	$684
Deductable value-added taxes		—	4,539
Prepayment for investments		20,881	106,256
Advertising prepayment		3,959	4,575
Prepayment to outsourced service providers		5,369	4,730
Amounts deposited by users*		25,277	30,631
Content fees		7,393	11,021
Others		4,121	6,385
		$69,233	$168,821

Property and equipment, net:
Computers and equipment		$113,558	$124,241
Leasehold improvements		4,321	5,008
Furniture and fixtures		1,241	1,677
Others		2,574	2,696

Property and equipment, gross		121,694	133,622
Less: Accumulated depreciation		(87,901)	(87,999)
		$33,793	$45,623

Accrued and other liabilities**:
Payroll and welfare		$57,848	$56,349
Marketing expenses		53,380	49,998
Payroll withholding taxes		3,547	3,547
Sales rebates		60,663	95,121
Professional fees		6,170	8,249
VAT and other tax payable		51,563	48,651
Payable to other service providers		362	1,266
Amounts due to users*		25,277	30,631
Unpaid consideration for acquisition		—	10,000
Others		9,805	13,625
		$268,615	$317,437

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

8. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2016	2017	2018
	(In thousands, except percentage)
Income before income tax expenses	$109,980	$417,111	$668,842
Add: loss from non-China operations	$60,193	$52,261	$43,266
Income from China operations	$170,173	$469,372	$712,108
Income tax expense applicable to China operations	$4,316	$66,746	$96,222
Effective tax rate for China operations	2.5%	14.2%	13.5%

The Company generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. Stock-based compensation was recorded in the Company’s loss from non-China operations. Loss from non-China operations in 2016 included a loss of $23.8 million from investment impairments.

Commencing on January 1, 2018, in order to enhance comparability with industry peers, income taxes payable has been presented as a single line item in balance sheet as opposed to being part of accounts payable. To conform to current period presentation, the relevant amount of $70.9 million as of December 31, 2017 has been reclassified. The impact to consolidated statement of cash flows was a reclassification of $5.1 million, $62.3 million and $21.0 million from accounts payable to income taxes payable included in operating activities for the years ended December 31, 2016, 2017 and 2018, respectively.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to taxes in Hong Kong at 16.5% for all the periods presented. As of December 31, 2018, the Company’s Hong Kong subsidiary had a net operating loss of $1.4 million, which can be carried forward indefinitely to offset future taxable income. Also as of December 31, 2018, deferred tax assets of Weibo HK consist mainly of net operating loss carried forward, for which a full valuation allowance was provided. Management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released the qualification criteria, application procedures and assessment processes for “software enterprise,” which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction, at a rate of 12.5% for the subsequent three years. The Group’s WFOE qualifies as a software enterprise and, thus, enjoyed an income tax exemption in 2015 and 2016, and a reduced enterprise income tax rate of 12.5% in 2017 and 2018. In late 2018, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and was entitled to enjoy a further reduced preferential tax rate of 10% for 2017. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and the Group will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained.

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

The operations of the Group’s WFOE in China is invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to Weibo HK. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2018, the Group did not record any withholding tax for its PRC subsidiaries.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries, VIEs and VIEs’ subsidiaries:

	Years Ended December 31,
	2016	2017	2018
		(In thousands)
Deferred tax (benefits)/provisions	$(4,630)	$(1,503)	$4,438
Current income tax expenses	8,946	68,249	91,784

Income tax expenses	$4,316	$66,746	$96,222

Reconciliation of the statutory tax rate to the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2016	2017	2018
Statutory EIT rate	25.0%	25.0%	25.0%
Effect on tax holiday and preferential tax treatment(1)	(29.6)%	(11.6)%	(12.1)%
Permanent differences	1.2%	0.2%	0.6%
Change in valuation allowance	5.9%	0.6%	0.0%

Effective tax rate for China operations	2.5%	14.2%	13.5%

(1) Included the impact of Weibo Technology’s preferential tax treatment of “key software enterprise” status of 2017 in 2018.

The provision for income taxes for the years ended December 31, 2016, 2017 and 2018 differs from the amounts computed by applying the statutory EIT rate primarily due to the tax exemption and preferential tax treatment of the WFOE, Weibo Technology, as a qualified software enterprise (key software enterprise status for 2017) for the periods presented. For the year ended December 31, 2016, Weibo Technology was tax exempted for $50.4 million. For the year ended December 31, 2017 and 2018, Weibo Technology enjoyed a tax reduction of $52.6 million and $77.2 million, respectively, due to the preferential tax treatment. It also recognized the preferential tax treatment of $10.8 million of key software enterprise status for 2017 in 2018. The tax exemption and preferential tax treatment in the three-year period ended December 31, 2018 resulted in an effect of $0.23, $0.25 and $0.39 on basic net income per share in 2016, 2017 and 2018, respectively.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	As of December 31,
	2017	2018
	(In thousands)
Deferred tax assets:
Net operating loss carry forwards	$10,280	$4,180
Less: valuation allowance	(10,280)	(4,180)
Depreciation, accounts receivable, accrued and other liabilities	19,931	25,327
Less: valuation allowance	(11,629)	(13,419)

Net deferred tax assets (included in other assets)	$8,302	$11,908

Deferred tax liabilities:
Acquired intangible assets	$129	$2,310
Depreciation	527	702
Investment gain	—	9,565
Others	1,224	—

Total deferred tax liabilities	$1,880	$12,577

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2017 and 2018 was $21.9 million and $17.6 million, respectively. The change in valuation allowance was primarily due to bad debt expenses, investment impairment charges, as well as the expiration of net operating loss carry forward. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2017 and 2018, the Group had net operating loss carry forwards for China operations totaling $41.1 million and $16.7 million, respectively, for which full valuation allowance was provided. In 2018, $18.6 million of the net operating loss carry forwards expired and none was utilized. As of December 31, 2018, the net operating loss resulting from the Company’s carve-out from SINA has fully expired. Net operating loss carry forwards for China operations as of December 31, 2018 will expire, if unused, in the years ending December 31, 2019 through December 31, 2023.

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

Besides the matching loans, SINA made an additional $2.0 million short-term loan to Weibo in 2017, which was repaid to SINA in 2018. In 2018, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of $149.5 million loan from the Group and repaid $101.1 million to the Group for the year ended December 31, 2018. As of December 31, 2018, the loan to SINA was $43.6 million.

The following sets forth significant related party transactions with the Company:

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Transactions with SINA
Revenue billed through/for service provided to SINA(1)	$39,285	$64,093	$90,645
Costs and expenses allocated from SINA(2)	$25,703	$41,136	$47,334
Interest income on matching loan to SINA	$—	$1,735	$—
Interest expense on matching loan from SINA	$—	$1,537	$—
Interest income on loans to SINA	—	—	2,425

(1)               For the years ended December 31, 2016, 2017 and 2018, the Group charged $39.3 million, $64.1 million and $90.6 million for services provided to SINA or to third parties billed through SINA, respectively.

(2)               Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (see Note 1). In addition to the allocated costs and expenses, SINA also billed $20.3 million, $22.9 million, and $23.4 million for other costs and expenses incurred by Weibo but paid by SINA in 2016, 2017 and 2018, respectively.

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$57,908	$84,688	$117,696
Services provided by Alibaba	$13,988	$32,734	$47,642

The following sets forth related party outstanding balance:

	As of December 31,
	2017	2018
	(In thousands)
Amount due from SINA(3)	$16,356	$105,319
Accounts receivable due from Alibaba	$42,832	$48,222

(3)               The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures incurred by the Weibo business but paid by SINA and third-party customer and supplier balances settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2018, the amount due from SINA also included loans to SINA of $43.6 million at an annual interest rate of 4.8%.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are mainly high-tech companies operating in different internet-related industries, such as short video applications, social and new media marketing services and so on. For the years ended December 31, 2016, 2017 and 2018, advertising and marketing revenues generated from other related parties were $45.6 million, $71.6 million and $130.2 million, value-added services revenues from other related parties were $0.6 million, $21.4 million and $24.1 million, and the Group received promotional services from other related parties amounting to approximately $10.6 million, $4.1 million and $9.3 million, respectively. As of December 31, 2017 and 2018, net accounts receivable due from other related parties was $29.7 million and $130.8 million, accounts payable due to other related parties were $12.2 million and $31.2 million, and accrued and other liabilities due to other related parties were $5.0 million and $14.4 million, respectively. Within other related parties, one related party that is an equity investee in the short video business contributed $53.9 million of advertising and marketing revenues in 2018 and represented $80.9 million of accounts receivable due from other related parties at December 31, 2018.

10. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2016, 2017 and 2018, the Group’s total contribution was $31.4 million, $38.0 million and $53.7 million, respectively.

11. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2016, 2017 and 2018, options to purchase ordinary shares and RSUs of 8.1 million, 4.8 million and 2.2 million, respectively, as well as the number of “if converted” shares related to convertible debt of 6.8 million in 2018, were recognized as dilutive factors and included in the calculation of diluted net income per share. For the years ended December 31, 2016, 2017 and 2018, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 0.03 million, nil and 0.06 million, respectively. For the year ended December 31, 2017, 1.2 million shares convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(In thousands, except per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo	$108,027	$352,590	$571,823
Denominator:
Weighted average ordinary shares outstanding	214,745	220,555	223,751
Basic net income per share attributable to Weibo	$0.50	$1.60	$2.56

Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo	$108,027	$352,590	$571,823
Add: Effect on interest expenses and amortized issuance cost of convertible debt	—	—	15,390
Net income attributable for calculating diluted net income per share	108,027	352,590	587,213
Denominator:
Weighted average ordinary shares outstanding	214,745	220,555	223,751
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	4,334	1,213	283
Unvested restricted share units	3,780	3,595	1,896
Convertible debt	—	—	6,753
Shares used in computing diluted net income per share attributable to Weibo	222,859	225,363	232,683
Diluted net income per share attributable to Weibo	$0.48	$1.56	$2.52

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

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Value-added services	Total
	(In thousand)

Year ended December 31, 2016	$570,982	$84,818	$655,800

Year ended December 31, 2017	$996,745	$153,309	$1,150,054

Year ended December 31, 2018	$1,499,180	$219,338	$1,718,518

13. Profit Appropriation and Restricted Net Assets

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s WFOE, its subsidiaries have to make appropriations from their after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Group’s discretion. At the same time, the Company’s VIE, in accordance with the China Company Laws, must make appropriations from their after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective company. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2017 and 2018, the Group accrued approximately $73.6 million and $98.7 million in the reserve fund.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Net assets subject to restriction for the Group amounted to $391.5 million, or 22.4% of the Group’s total consolidated net assets as of December 31, 2018.

14. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2017 and 2018:

	Fair Value Measurements
	(in thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2017:
Bank time deposits*	$791,730	$—	$791,730	$—
Available-for-sale equity securities**	4,279	4,279	—	—
Total	$796,009	$4,279	$791,730	$—

As of December 31, 2018:
Bank time deposits*	$591,269	$—	$591,269	$—
Equity securities with readily determinable market value **	1,476	1,476	—	—
Total	$592,745	$1,476	$591,269	$—

*  Included in short-term investments on the Group’s consolidated balance sheets.

** Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures bank time deposits and available-for-sale securities/securities with readily determinable fair values on a recurring basis.

The fair value of the Group’s available-for-sale securities/securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair value of the Group’s bank time deposits are determined based on the quoted market price for similar products (Level 2).

The Group reviews its available-for-sale securities regularly to determine if an investment is impaired due to changes in quoted market price or other impairment indicators prior to 2018. For the years ended December 31, 2016 and 2017, impairment related to available-for-sale securities was $4.8 million and nil, respectively (see Note 4 for further information). With the adoption of new investment guidance under ASC 820, the available-for-sale securities were reclassified as investments with readily determinable fair values beginning January 1, 2018 with their fair value change recognized in earnings immediately. There will no longer be any impairment from an available-for-sale classification for equity securities.

Non-recurring

For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge were recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized. As of December 31, 2018, certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $35.4 million and $4.7 million for the years ended December 31, 2016 and 2017, respectively. The Group also recognized an impairment charge of $23.6 million for those investments without readily determinable fair values in 2018. The fair value of the privately held investments was measured based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, which ranged from 12% to 20%.

The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group concluded that no write-down was warranted for the years ended December 31, 2016 and 2017, respectively, and made an impairment charge of $10.6 million for the goodwill arising from certain previous acquisitions for the year ended December 31, 2018, and the remaining carrying value was nil after the impairment.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature.

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

The net proceeds to the Company from the issuance of the 2022 Notes were $879.3 million, net of issuance cost of $20.7 million. The Company will pay cash interest at an annual rate of 1.25% on the 2022 Notes, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expense over the contractual life. For the years ended December 31, 2017 and 2018, the 2022 Notes related interest expenses were $2.7 million and $15.4 million, respectively.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2023. For the years ended December 31, 2016, 2017 and 2018, lease expense was $14.4 million, $9.2 million and $11.2 million, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of December 31, 2018 were as follows:

Operating lease commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2018:	$31,751	$10,214	$19,544	$1,993	$—

Purchase commitments mainly include minimum commitments for internet connection and marketing activities.

Purchase commitments as of December 31, 2018 were as follows:

Purchase commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2018:	$568,852	$564,339	$4,394	$119	$—

2022 Notes represent the future maximum commitments relating to the principal amount and interests in connection with the issuance of $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022.

2022 Notes	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
As of December 31, 2018:	$945,000	$12,750	$22,500	$909,750	$—

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

In June and August 2017, the Company and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey, respectively. The actions - purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADSs between April 27 and June 22, 2017 or between April 28, 2016 and June 19, 2017, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, the Company and one individual defendant filed a motion to dismiss the amended complaint. On June 7, 2018, the court granted the motion to dismiss the class action complaint in its entirety with prejudice.

There are no claims, lawsuits, investigations or proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material impact on the Group’s financial statements.

17. Subsequent Events

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events nor transactions needing recognition or disclosure found.