Form 20-F
period 2019-12-31
WEIBO Corp
filed 2020-04-29
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary shares	WB	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)
Class A ordinary Shares, par value $0.00025 per share*		The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

*     Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of December 31, 2019, there were 226,309,878 ordinary shares outstanding, par value $0.00025 per share, being the sum of 124,530,920 Class A ordinary shares and 101,778,958 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†     The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17   ◻ Item 18

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

◻ Yes   ◻ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our company,” “the Company” and “our” refer to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, include its consolidated PRC affiliated entities;
●	“Weibo” refers to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;
●	“SINA” refers to Sina Corporation, our parent company and controlling shareholder;
●	“Weimeng” refers to Beijing Weimeng Technology Co., Ltd.;
●	“Weibo Interactive” refers to Beijing Weibo Interactive Internet Technology Co., Ltd.;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
●	“MAUs” refers to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“DAUs” refers to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified. We treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“feeds” include both posts and reposts;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.00025 per share;
●	“ADSs” refers to our American depositary shares. Each ADS represents one Class A ordinary share;
●	“GAAP” refers to generally accepted accounting principles in the United States;
●	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 as set forth in the H.10 statistical release published by the Federal Reserve Board; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	the growth of social media, internet and mobile users and internet and mobile advertising in China; and
●	PRC governmental policies relating to media, the internet, internet content providers and online advertising.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2017, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data presented below for the years ended December 31, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2015	2016	2017	2018(1)	2019(1)
	(in $ thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$207,657	$428,275	$780,545	$1,172,136	$1,202,437
Alibaba	143,650	57,908	84,688	117,696	97,772
SINA and other related parties	51,108	84,799	131,512	209,348	230,002
Subtotal	402,415	570,982	996,745	1,499,180	1,530,211
Value-added services revenues	75,476	84,818	153,309	219,338	236,703
Total revenues	477,891	655,800	1,150,054	1,718,518	1,766,914
Costs and expenses:
Cost of revenues(2)	141,960	171,231	231,255	277,648	328,826
Sales and marketing(2)	126,059	148,283	275,537	527,424	465,339
Product development(2)	143,444	154,088	193,393	249,873	284,444
General and administrative(2)	28,925	41,218	42,315	43,755	90,721
Goodwill and acquired intangibles impairment	—	—	—	10,554	—
Total costs and expenses	440,388	514,820	742,500	1,109,254	1,169,330
Income from operations	37,503	140,980	407,554	609,264	597,584
Income (loss) from equity method investments	(6)	(130)	1,030	57	(13,198)
Realized gain (loss) from investments	944	534	14	(287)	612
Fair value changes through earnings on investments, net(3)	—	—	—	40,074	207,438
Investment related impairment	(8,005)	(40,161)	(4,747)	(24,074)	(249,935)
Interest and other income, net	6,344	8,757	13,260	43,808	59,896
Income before income tax expenses	36,780	109,980	417,111	668,842	602,397
Less: Income tax expenses	2,591	4,316	66,746	96,222	109,564
Net income	34,189	105,664	350,365	572,620	492,833
Less: Net income (loss) attributable to the non-controlling interests	(556)	(2,363)	(2,225)	797	(1,842)
Net income attributable to Weibo	34,745	108,027	352,590	571,823	494,675

Net income	34,189	105,664	350,365	572,620	492,833
Other comprehensive income (loss)
Currency translation adjustments	(7,874)	(18,898)	37,822	(60,273)	(19,029)
Available-for-sale-securities:
Change in unrealized loss from available-for-sale securities	(198)	(2,557)	(995)	—	—
Reclassification adjustment for net loss included in net income	—	4,822	—	—	—
Net change	(198)	2,265	(995)	—	—
Total comprehensive income	26,117	89,031	387,192	512,347	473,804
Less: Comprehensive income (loss) attributable to non-controlling interests	(829)	(2,637)	(1,926)	668	(1,927)
Comprehensive income attributable to Weibo	$26,946	$91,668	$389,118	$511,679	$475,731
Shares used in computing net income per share attributable to Weibo:
Basic	208,163	214,745	220,555	223,751	225,452
Diluted	217,918	222,859	225,363	232,683	226,412
Income per ordinary share:
Basic	$0.17	$0.50	$1.60	$2.56	$2.19
Diluted	$0.16	$0.48	$1.56	$2.52	$2.18
Income per ADS(4):
Basic	$0.17	$0.50	$1.60	$2.56	$2.19
Diluted	$0.16	$0.48	$1.56	$2.52	$2.18

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

(2)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(in $ thousands)
Cost of revenues	1,196	2,616	3,716	3,522	5,251
Sales and marketing	3,209	5,357	8,264	6,837	9,828
Product development	10,210	15,076	21,879	21,187	28,628
General and administrative	11,784	13,853	14,178	9,465	17,582
Total	26,399	36,902	48,037	41,011	61,289
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

(4)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2015	2016	2017	2018	2019
	(in $ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	237,440	364,766	1,000,953	1,234,596	1,452,985
Short-term investments	98,439	31,188	791,730	591,269	951,235
Amount due from SINA	—	18,565	16,356	105,319	384,828
Total assets(1)	839,189	1,036,944	2,561,819	3,274,682	4,804,186
Amount due to SINA	12,188	—	—	—	—
Convertible debt	—	—	879,983	884,123	888,266
Unsecured senior notes	—	—	—	—	793,985
Total liabilities(1)	211,160	279,586	1,367,025	1,526,544	2,522,367
Ordinary shares	53	55	56	57	57
Additional paid-in capital	938,922	979,805	1,030,048	1,071,836	1,133,913
Retained earnings (Accumulated deficit)	(307,668)	(199,641)	152,949	723,181	1,217,856
Non-controlling interests	7,357	4,133	2,207	2,679	(1,448)
Total shareholders’ equity	628,029	757,358	1,194,794	1,748,138	2,281,819
(1)	We adopted the new leasing guidance (ASU 2016-2) from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. We recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Relating to Our Business

If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active user base and the level of user engagement are critical to our success. We had 516 million MAUs and 222 million average DAUs in December 2019. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China’s internet population. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to attract users or increase their engagement. A number of user-oriented websites that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

●	we are unable to retain existing users and attract new users to our platform, or achieve greater penetration into lower tier cities in China;
●	there is a decrease in the perceived quality or reliability of the content generated by our users;
●	a large number of influencers, such as celebrities, key opinion leaders, or KOLs and other public figures, and platform partners, such as media outlets and organizations with media rights, switch to alternative platforms or use other products and services more frequently;
●	we are unable to manage and prioritize information to ensure users are presented with content that is appropriate, interesting, useful and relevant;
●	we fail to introduce new and improved products or services or we introduce new or improved products or services that are not well received by users;
●	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise adversely affect the user experience;
●	users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance, prominence, format and quality of the advertisements displayed on our platform;
●	we are unable to combat spam or other hostile or inappropriate usage on our platform;
●	there are user concerns related to privacy and communication, safety, security or other factors;
●	we fail to provide adequate customer service to our users;
●	users engage with other platforms or activities instead of ours;
●	there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; or
●	we fail to maintain our brand image or our reputation is damaged.

We have undertaken various initiatives to stimulate the growth of our users and user engagement. For instance, in addition to the microblogging service with which Weibo originally started, we have added functionalities such as trends, search, short videos, live streaming and interest-based information feeds over the years, which we believe have helped broaden our appeal and generate more user traffic and engagement. However, there can be no assurance that these and other strategies will continue to be effective. If we are unable to increase our user base and user engagement, our platform could be less attractive to potential new and existing users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in user traffic and user engagement.

Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users and platform partners. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on Weibo, and that access to rich content is one of the main reasons users visit Weibo. We seek to foster a broader and more engaged user community, and we encourage influencers, such as celebrities, KOLs and other public figures, and platform partners, such as multi-channel networks, (the “MCNs”), media outlets and organizations with media rights, to use our platform to express their views and share interesting, and high quality content.

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

We rely on our partnership program with channel partners, including application marketplaces, internet search engines, navigation sites, app pre-install partners and web browsers, to drive traffic to our platform, and if our partnership program becomes less effective or if the smartphone market slows down compared to the prior years, traffic to our platform could decline and our business and operating results could be adversely affected.

We work with application marketplaces, such as Apple’s App Store, Baidu Mobile Assistant and 360 Mobile Assistant, to drive downloads of our mobile applications. In the future, Google (Android), Apple or other operators of application marketplaces may make changes to their marketplaces and make access to our products and services more difficult.

We also work with app pre-install partners such as PRC handset manufacturers. Due to intense competition in the marketplace, app pre-install partners may raise prices to a point where it becomes cost prohibitive for us to rely on them for Weibo user activation, or they may decide to discontinue their services to us altogether.

In addition, we partner with internet search engines, navigation sites and web browsers, such as Baidu, Sogou, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our applications and websites. For example, when a user types an inquiry into a search engine, we rely on high organic ranking of our webpages in these search results referring the user to our website. Internet search engines may modify their search algorithms, our competitors’ search engine optimization efforts may become more successful than ours, and other factors uncontrollable to us may cause our search result ranking to decline and adversely impact traffic to our platform. Similarly, navigation websites or web browsers may make decisions that result in directing less traffic to our platform. Any reduction in the traffic directed to our mobile applications or websites from our channel partners, including application marketplaces, internet search engines, navigation sites, app pre-install partners and web browsers, could have a material adverse impact to our business and operating results and ultimately to our stock price.

If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, including Tencent, Bytedance, Baidu and NetEase, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, we also compete with offline media companies for audiences and content. In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Bytedance, Baidu, NetEase, Sohu and Phoenix News Media; (iii) multi-media apps (photo, video and live streaming, etc.), such as Douyin/TikTok, Kuaishou, Bilibili, iQiyi, Tencent Video, Youku, Momo and JOYY.

We also compete with both offline and online games for the time and money of gamers. We offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. We may also face increasing competition from global social media, social networking services and messengers, such as Facebook, Instagram, Twitter, Youtube, WhatsApp, Facebook Messenger, Snapchat, Line, Kakao Talk and Snow. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

We believe that our ability to compete effectively for user traffic and user engagement depends upon many factors both within and beyond our control, including:

●	the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors;
●	the amount, quality and timeliness of content aggregated on our platform;
●	our ability to enable celebrities, KOLs, media outlets and other content creators to quickly and efficiently build a fan base and monetize from their social assets;
●	our ability, and the ability of our competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;
●	the frequency, relevance and relative prominence of the advertisements displayed by us or our competitors;
●	our ability to establish and maintain relationships with platform partners;
●	our ability to provide effective customer service and support;
●	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;
●	acquisitions or consolidation within our industry, which may result in more formidable competitors; and
●	our reputation and brand strength relative to our competitors.

We generate a substantial majority of our revenues from online advertising and marketing, which is novel and sometimes considered unproven. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

We started to generate revenues in 2012 through advertising and marketing services, and to a less extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for 87% of our revenues in 2019. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could materially harm our business.

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

We also need to adapt our advertising and marketing service offerings to the way users consume contents on our platforms. We introduced mobile-adapted promoted marketing solutions, such as promoted feeds, to our advertisers in recent years, as our mobile products gain more user traffic. Approximately 94% of our MAUs in December 2019 accessed Weibo through mobile devices at least once during the month, therefore we believe our ability to further grow our revenues would be dependent on the successful adoption of our mobile monetization. In addition to devices, users’ preferences on content format are also evolving. Online content in video format has become increasingly prevalent in recent years. If we are unable to adapt our products and services for the video environment and develop products and services to generate video advertising revenues, especially for the mobile environment, our results of operations and prospects may be materially and adversely affected.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, mainly including Tencent, Bytedance, Baidu, Kuaishou, iQiyi, NetEase and Sohu. We also compete with internet companies that offer online-to-offline (O2O), purchase solutions and other performance-based advertising and marketing services and digital media tailored to specific vertical industries including fast moving consumer goods, IT, automobile, e-commerce, entertainment and travel, such as Autohome, Bitauto, Meituan and Qutoutiao. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing budgets.

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

We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors both within and beyond our control, including:

●	the size, composition and activeness of our user base relative to those of our competitors;

●	the breadth, innovation and effectiveness of our online and mobile-offerings;
●	the timing and market acceptance of our advertising and marketing products and services, including breadth, quality and variety of our advertisement formats and features and those of our competitors;
●	the effectiveness of our advertisement targeting capabilities, and those of our competitors;
●	the volume, pricing and return on investment of our products and services relative to those of our competitors;
●	the reach, engagement and effectiveness of our advertising and marketing products and services relative to those of our competitors;
●	the availability, accuracy and utility of analytics and measurement solutions offered by us or our partners relative to those of our competitors;
●	our ability to attract, retain and motivate talented employees;
●	the effectiveness of our performance-based advertisements and real-time bidding system relative to those of our competitors;
●	our sales and marketing efforts, and those of our competitors; and
●	our reputation and the strength of our brand relative to our competitors.

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

Our limited operating history makes it difficult to evaluate our future prospects.

The market for social media is still evolving and may not develop as expected. People who are not our users, customers or platform partners may not understand the value of our products and services and new users, customers or platform partners may initially find our products and services confusing. There may be a perception that our products and services are only useful to users who post, or to influential users with large audiences. Convincing potential new users, customers and platform partners of the value of our products and services is critical to increasing the number of our users, customers and platform partners and to the success of our business. Although we have experienced continued user growth as shown by the increase of our MAU and DAU for the past few years, some of our peers may have experienced a decline in user base. If microblogging, social media, online media or social product, in general, declines in popularity among Chinese internet users, we may be unable to grow our user base or maintain or increase user engagement.

We have a limited operating history. We launched Weibo in August 2009 and began to generate revenues in 2012, which makes it difficult to effectively assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

●	increase the number of our users and the level of user engagement;
●	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;
●	convince customers of the benefits of our advertising and marketing services compared to alternative forms of advertising and marketing;

●	refine our social interest graph, or SIG, recommendation engine to enable more relevant content recommendation and effective audience targeting;
●	increase demand for value-added services, such as VIP membership, live streaming, and game-related services;
●	develop and deploy new features, products and services for our users, customers and platform partners, including video functionalities and interest-based information feeds;
●	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our products and services;
●	attract, retain and motivate talented employees;
●	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and
●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

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

From April 2013 to January 2016, we had a strategic collaboration with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba’s e-commerce platforms to better connect and build relationships with our users. The strategic collaboration generated approximately $294 million in advertising and marketing revenues from 2013 to 2015 and accounted for approximately 30% of our revenues for this period. Although revenue contribution by Alibaba has declined as a percentage to our total revenue, as a result of the rapid growth of our business scale as well as our strategy to diversify revenue sources after the strategic collaboration agreement expired in early 2016. Alibaba remains as our largest customer, and more importantly we rely on them to enable us to offer e-commerce advertising solutions to merchants on Alibaba’s platforms. If we are unable to either maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible further decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

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

Our ability to increase the size and engagement of our user base, attract customers and generate revenues will depend in part on our ability to create and offer successful new products and services. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including technologies with which we have little or no prior development or operating experience. For example, we officially launched an interest-based social product, Oasis, in the fourth quarter of 2019. If new or enhanced products or services fail to engage users, customers and platform partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results could be adversely affected. In addition, we may launch strategic initiatives that do not directly generate revenues but which we believe will enhance our attractiveness to users, customers and platform partners. We may not be successful in future efforts to generate revenues from our new products or services. If our strategic initiatives do not enhance our ability to monetize our existing products and services or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenues or recover any associated development costs and our operating results may be adversely affected.

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

Our quarterly operating results have fluctuated in the past and will fluctuate in the future. As a result, our past quarterly operating results are not necessarily indicators of future performance. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	our ability to grow our user base and user engagement;
●	fluctuations in spending by our advertising and marketing customers, including as a result of seasonality, major events and extraordinary news events, or other factors;
●	our ability to attract and retain advertising and marketing customers;
●	the occurrence of planned or unplanned significant events, including events that may cause substantial stock-based compensation or other charges;
●	the development and introduction of new products or services or changes in features of existing products or services;
●	the impact of competitors or competitive products and services;
●	the pricing of our products and services;
●	our ability to maintain or increase revenue;
●	our ability to maintain or improve gross margins, operating margins and net margins;
●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;
●	system failure or outages, which could prevent us from displaying advertisements for any period of time;
●	changes in U.S. GAAP and the related policies, guidance or interpretations;
●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and
●	changes in Chinese or global business or macroeconomic conditions.

Given our limited operating history and the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. Our limited operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe that this seasonality affects our quarterly results. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in China or globally could cause our advertising and marketing customers to reduce their advertising budgets, and result in other adverse effects that could harm our operating results. Other factors that may cause our operating results to fluctuate include popular sports events, such as the FIFA World Cup and the Olympic Games. Due to our rapid growth and limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” See “ Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.” Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address with third-party databases to generate comprehensive demographic profiles. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues in 2019 are generated in Hong Kong, EU and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

In mid-March, 2020, we experienced certain data leak caused by malicious queries through our application programming interface. On March 21, 2020, the MIIT summoned representatives from us to a meeting on this incident and instructed us to take steps to improve data security in accordance with the Cybersecurity Law, the Order for the Protection of Telecommunication and Internet User Personal Information, and the Measures to Identify Illegal Collection and Usage of Personal Information by APPs, including improving our privacy policy, strengthening user information protection and internal data security management, and other measures. We immediately took measures in response to this incident, including upgrading our security interface. We will continue improving data security and the protection of user personal information as required by the MIIT.

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

The numbers of daily and monthly active users of Weibo, average spending per advertiser and number of advertisement customers are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continuously combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo.

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

As of December 31, 2019, the total amount of our goodwill and intangible assets was $46.5 million. A substantial portion of the goodwill and intangible assets arose from the acquisition of the live streaming business of www.yizhibo.com, or Yizhibo, a live streaming platform in China, in 2018 from Yixia Tech Co Ltd; or Yixia Tech, therefore, we may have to reassess and even record impairment loss if live streaming industry prospects deteriorate.

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

We have adopted share incentive plans in August 2010 and March 2014. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2017, 2018 and 2019, we recorded $48.0 million, $41.0 million and $61.3 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

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

We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2017, 2018 and 2019, we recognized impairment charge of $4.7 million, $23.6 million and $230.9 million, respectively, on the carrying value of our investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2019, our investments included $758.0 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We recognized a net gain of $207.4 million in 2019 as a result of fair value changes. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.

In October 2017, we issued $900 million principal amount of convertible senior notes due 2022, which we refer to as 2022 Notes in this annual report. The 2022 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018, and will mature on November 15, 2022. In July 2019, we issued US$800 million in aggregate principal amount of senior notes due 2024, which we refer to as 2024 Notes in this annual report. The 2024 Notes were issued at par value and bear an annual interest at a rate of 3.50% per year, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to maturity. We may not have sufficient funds to pay the interest or fulfill other obligations under these notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities by internet companies; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes. If we fail to pay interest on the notes, we will be in default under the indenture governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We may require additional cash resources if we experience changes in business conditions or other developments. In addition to the 2022 Notes and 2024 Notes, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As the number of our users increases and our users generate more content, including photos and videos on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms, or at all. We rely on SINA, our controlling shareholder, and third-party vendors to provide infrastructure services. We cannot assure you that their infrastructure will operate without interruptions and that we can maintain a relationship with these parties on favorable economic terms. If our users are unable to access Weibo or we are not able to make information available rapidly on Weibo, or at all, users may become frustrated and seek other channels to obtain the information, and may not return to Weibo or use Weibo as often in the future, or at all. This would negatively impact our ability to attract users and customers and maintain the level of engagement of our users.

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

Weibo wallet enables users to purchase different types of financial products and services, including loans, insurances, funds and other financial services offered by Weibo platform’s business partners who are licensed third-parties. One of SINA’s wholly owned PRC subsidiary offers the online lending information intermediary service for lenders and borrowers on Weibo platform. The Chinese government has tightened regulation of online financing services since mid-2015. It has issued numerous laws and regulations governing online financial service. For example, on April 3, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued the Notice on Strengthening the Rectification and Inspection of Asset Management Operations via the Internet. This notice requires any entity that issues and sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. Operators without such license will be held to have raised funds illegally, and even subject to criminal charges in serious instances. Under this notice, current operators found in violation of applicable requirements must cease all sales of financial products and terminate or otherwise wind-down all outstanding transactions before the end of June 2018. This notice further requires that Internet platforms not act as proxies for any kind of trading or sale of financial products of operators not holding the required licensing and approvals. In 2019, the Internet Financing Risks Special Rectification Work Leading Group conducted administrative examinations on online lending information intermediary institutions, and the SINA’s subsidiary that offers the online lending information intermediary service for lenders and borrowers on Weibo platform passed these examinations in April 2019. However, if any of the financial products or services available on our Weibo wallet are found in violation of the relevant regulations and laws, Weibo may face warnings, fines, confiscation of illegal gains, license revocations and discontinue of the relevant business, our business, financial condition and operating results could be adversely affected.

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

We face risks related to health epidemics and other outbreaks, such as the outbreak of COVID-19, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations and financial performance could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

The recent outbreak of coronavirus, later named COVID-19, has adversely affected our business operations, financial condition, operating results and cash flow. It has caused material negative impact to our total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. Our headquarter is located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable diseases has caused, and may continue to cause, companies, including us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees' health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality. As a result of any of the above developments, our business, financial condition and results of operations for the full fiscal year of 2020, especially its first two quarters, will be adversely affected by the COVID-19 outbreak. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

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

We have entered into a series of agreements with SINA and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with SINA, we agreed not to, during the non-competition period (which will end on the later of (1) five years after the first date when SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifteenth anniversary of the completion of our initial public offering), compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business currently operated by us and any business developed by us operating under either the domain names or the brands owned by us as of the date of the agreement. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of social media in China slow down. In addition, pursuant to our master transaction agreement with SINA, we have agreed to indemnify SINA for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from SINA. The allocation of assets and liabilities between SINA and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as SINA continues to control us, we may not be able to bring a legal claim against SINA in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

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

SINA held 44.9% of our total issued and outstanding ordinary shares, representing 71.0% of our total voting power as of March 31, 2020. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because SINA holds more than 50% of our voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors; and
●	an exemption from having a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

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

Conflicts of interest may arise between SINA and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Indemnification arrangements with SINA. We have agreed to indemnify SINA with respect to lawsuits and other matters relating to our social media business, including operations of that business when it was a private company and a subsidiary of SINA. These indemnification arrangements could result in our having interests that are adverse to those of SINA, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse SINA for liabilities incurred (including legal defense costs) in connection with any litigation, while SINA will be the party prosecuting or defending the litigation.
●	Non-competition arrangements with SINA. We and SINA have entered into a non-competition agreement under which we agree not to compete with each other’s core business. SINA agrees not to compete with us in a business that is of the same nature as the microblogging and social networking business operated by us as of the date of the agreement. We agree not to compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business operated by us as of the date of the agreement.
●	Employee recruiting and retention. Because both SINA and we are engaged internet-related businesses in China, we may compete with SINA in the hiring of new employees, in particular with respect to media and advertising-related matters. We have a non-solicitation arrangement with SINA that restricts us and SINA from hiring any of each other’s employees.

●	Our board members or executive officers may have conflicts of interest. Two directors of our company are also executive officers of SINA. In addition, we may continue to grant incentive share compensation to SINA’s employees and consultants from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for SINA and us.
●	Sale of shares in our company. SINA may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.
●	Allocation of business opportunities. Business opportunities may arise that both we and SINA find attractive, and which would complement our respective businesses. SINA may decide to take the opportunities itself, which would prevent us from taking advantage of those opportunities.
●	Developing business relationships with SINA’s competitors. So long as SINA remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other online media companies in China. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since these rules are relatively new, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations, or whether they may be invalid in whole or in part. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over Weimeng as direct ownership. If Weimeng or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity (“VIE”) should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by Weimeng and its subsidiaries. As a result, we may be unable to consolidate Weimeng and its subsidiaries in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd. (the “New Weimeng Shareholder”), made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. The New Weimeng Shareholder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we will still be able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we will not be able to purchase or have the New Weimeng Shareholder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor will we be granted the authorization of voting rights over these 1% equity interests. However, we believe Weibo Technology, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

In addition, the Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to a three-year prison sentence on internet users who fabricate or knowingly share defamatory false information online. The implementation of this newly promulgated judicial interpretation may have a significant and adverse effect on the traffic of our platform and discourage the creation of user-generated content, which in turn may impact the results of our operations and ultimately the trading price of our ADSs. Although our active user base has increased over the past several years, regulation and censorship of information disseminated over the internet in China may adversely affect our user experience and reduce users’ engagement and activities on our platform as well as adversely affect our ability to attract new users to our platform. Any and all of these adverse impacts may ultimately materially and adversely affect our business and results of operations.

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

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of the National People’s Congress, which came into effect on June 1, 2017, we will also be required to verify users’ real identities when they sign up. Further, both the Administrative Measures on Group Chat Service and the Administrative Measures on Internet User Public Account Information Service require verification of user’s real identity, both of which were issued on September 7, 2017 and became effective on October 8, 2017. The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of the registrations in which user identity information was provided were rejected because they do not match the Chinese government database. On August 1, 2018, the CAC and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Circular, which specifies that online live-streaming service providers are required to implement real name verification system for users. Several additional regulations, including the Cyber Security Law, the Administrative Measures on Group Chat Service, and the Administrative Measures on Internet User Public Account Information Service, also requires verification of users’ identify when they sign up. The user identity verification requirements have deterred new users from completing their registrations on Weibo or Yizhibo, and a significant portion of registrations with user identity information provided were rejected because they do not match the Chinese government database.

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

Adverse changes in China’s or global economic and political policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

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

While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and between economic sectors, and the growth rate of the Chinese economy has gradually slowed since 2010, which trend may continue. Furthermore, China's GDP growth turned negative in the first quarter of 2020. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The slowdown of new smartphone shipment in China may lead to the slowdown of growth rate of our new users, which could materially and adversely affect our business.

The smartphone shipment in China decreased in 2019, compared to 2018. Weibo’s user growth rate is highly dependent on the growth of new users from Weibo app, and pre-installation of Weibo app on new smartphones is an important source of new Weibo users. A continuing slowdown of new smartphone shipment in China may adversely impact the growth rate of our new users. If this trend continues, our business and operating results may be materially and adversely affected.

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

Weimeng holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. Weimeng is currently in the process of applying for an internet publishing permit. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Online Game Operations and Cultural Products.” In addition, companies engaging in internet broadcasting activities, such as the Yizhibo live streaming business we acquired in October 2018, must first obtain an audio/video program transmission license. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a public notice stating that it had requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies. In August 2017, Beijing Integrated Law Enforcement on the Cultural Market issued two Decisions on Administrative Penalty to Weimeng, each of which imposed a warning and a fine of RMB30,000 on Weimeng on the grounds that, during the period from February 2016 to August 2017, Weimeng carried on internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. Currently, audio/video programs posted on Weibo are delivered through third-party video websites, and we have cooperated with the relevant government authorities to take corrective measures, including clearly indicating the third-party websites that are delivering audio/videos contents for Weibo users. However, there can be no assurance that there will not be any further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet News Dissemination.” If we fail to obtain such licenses or any additional licenses required by new laws and regulations in a timely manner or at all, we could be subject to liabilities, penalties and operational disruption.

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

Moreover, there are currently uncertainties with respect to the interpretation and implementation in practice of the laws and regulations governing online games. Pursuant to the relevant PRC laws and regulations, operators which operate online games without pre-approval by the State Administration of Press, Publication, Radio, Film and Television of the PRC (the predecessor of the National Radio and Television Administration, or the NRTA), or the SAPPRFT or its equivalent authorities will be ordered to stop publishing and operating such games. Between April and November 2018, such pre-approval of domestic online games was suspended. According to public news reports, such suspension may have been due to the institutional restructuring of game approval authorities involving the Ministry of Culture and Tourism and the SAPPRFT. Such suspension caused significant delays in the introduction of new games to the Chinese market. While the game approval procedure was reinstated in December 2018, the number of approved games has decreased compared to the period before the suspension. Additionally, on August 30, 2018, the Ministry of Education, together with seven other authorities in the PRC, including the SAPPRFT, issued a notice implementing a plan to protect eyesight of teenagers, which, among other things, regulates the number of online games and new releases. If game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to complete or obtain the necessary approvals and filings of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming such games.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, the qualification of which was renewed on December 3, 2013. Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Its qualification as a “software enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% since 2017. Weibo Technology qualified as a “key software enterprise” in 2017 and 2018, therefore is entitled to enjoy a further reduced preferential tax rate of 10% for 2017 and 2018. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018, and of 2018 in 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and we will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained. If Weibo Technology fails to maintain its “software enterprise” or “key software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

Furthermore, certain enterprises may still benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law and its implementing rules if they qualify as a “High and New Technology Enterprise” subject to certain general factors described in the Enterprise Income Tax Law and the related regulations. Weibo Technology is qualified as a High and New Technology Enterprise and is entitled to a preferential tax rate from November 6, 2017 to November 5, 2020. Its qualification as a “High and New Technology Enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. If Weibo Technology fails to maintain its “High and New Technology Enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Between June 2010 and September 2016, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the second half of 2017, the RMB has appreciated significantly in the backdrop of a weak U.S. dollar, robust Chinese economy in 2017 and stringent foreign exchange regulation. In 2018, the RMB depreciated approximately by 5.8% against the U.S. dollar. It further depreciated roughly by 1.2% against the U.S. dollar in 2019. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2019, we had approximately $2.2 billion in cash and cash equivalent, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. During 2019, the trading price of our ADSs has ranged from $34.26 to $74.68 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including (but not limited to) the following:

●	variations in our revenues, earnings, cash flow and data related to our active user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us or SINA;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 44.9% of our total issued and outstanding ordinary shares and 71.0% of the voting power of our outstanding shares as of March 31, 2020. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Although the law in this regard is not entirely clear, we treat Weimeng as being owned by us for U.S. federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Weimeng for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Assuming that we are the owner of Weimeng for U.S. federal income tax purposes and based on our income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and do not expect to be a PFIC for our current taxable year or for the foreseeable future.

However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. In addition, the overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service (the “IRS”), may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2020 Revision) and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In addition, we are permitted by Nasdaq Stock Market Rules to elect to rely, and have elected to rely, on certain exemptions from corporate governance requirements:

●	that the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1); and
●	the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A).

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

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depositary as to how to vote the shares underlying your ADSs at any particular shareholders’ meeting, the depositary will give us (or our nominee) a discretionary proxy to vote the ordinary shares underlying your ADSs at the shareholders’ meeting unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

We issued $900 million principal amount of convertible senior notes due 2022 in October 2017. The conversion of some or all of these notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ADSs.

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

We are a holding company, and we conduct our business in China mainly through Weibo Technology and Weimeng. See “Item 4.C. Information on the Company—Organizational Structure” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Weimeng holds an Internet Content Provision License and other permits that are necessary for operating our business in China. In 2010, we gained control and became the primary beneficiary of Weimeng through a series of contractual arrangements between Weibo Technology, Weimeng and Weimeng’s shareholders.

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

In October 2017, we issued $900 million principal amount of convertible senior notes due 2022 (the "2022 Notes"). The 2022 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. Holders of the 2022 Notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on November 11, 2022. The 2022 Notes will mature on November 15, 2022. The 2022 Notes will be convertible into our ADSs, at the option of the holders, based on an initial conversion rate of 7.5038 ADSs per $1,000 principal amount of notes.

In July 2019, we issued $800 million principal amount of senior notes due 2024 (the “2024 Notes”). The 2024 Notes were issued at par value and bear interest rate at a rate of 3.50% per year, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to the maturity.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.weibo.com.

B.	Business Overview

Overview

Weibo is a leading social media platform for people to create, distribute and discover content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Since our inception in 2009, Weibo has amassed a large user base. In December 2019, Weibo had 516 million MAUs and 222 million average DAUs, increasing from 462 million MAUs and 200 million average DAUs in December 2018, and 392 million MAUs and 172 million average DAUs in December 2017.

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

In addition to users, Weibo’s ecosystem includes customers and platform partners:

●	Customers. We enable our advertising and marketing customers to promote their brands, products and services to our users. We offer a wide range of advertising and marketing solutions to customers ranging from large companies to SMEs, including social display advertisement and promoted marketing offerings. Our native promoted marketing offerings allow customers to reach a targeted audience based on the social interest graph, or SIG, of our users. In addition, our customers can benefit from the potential viral effect of their promoted feeds generated from the public and distributed nature of our platform, commonly known as “earned media.”
●	Platform Partners. We have attracted a large number of platform partners, including organizations with media rights, MCNs, self-medias and app developers. Our platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties and integrate products and applications with our platform, enriching the experience of our users while increasing our monetization opportunities.

While we distinguish among users, customers and platform partners in classifying our products and analyzing our revenues, the same person or organization may simultaneously be included in two or more of the categories.

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed a SIG recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With the high information-density of Chinese characters and users’ ability to personalize content information feed, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Approximately 94% of our MAUs in December 2019 accessed Weibo from mobile devices at least once during the month, and mobile advertising revenues accounted for approximately 87% of our advertising and marketing revenues in 2019.

We began monetization on our platform in 2012, and we have since experienced rapid revenue growth. Our revenues increased from $1,150.1 million in 2017 to $1,718.5 million in 2018, and further to $1,766.9 million in 2019 representing a CAGR of 24.0%. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as VIP membership. In 2019, revenues generated from advertising and marketing services accounted for 87% of our total revenues.

Products and Services

Our product categories include those for users, advertising and marketing customers and platform partners.

Products for Users

Our product development approach is centered on building simple and useful tools to enable our users to access Weibo to discover, create, and distribute content and interact with others on our platform in real time. We employ a “mobile first” philosophy and have designed our platform around the capabilities of mobile devices. We introduced the first generation of Weibo mobile app in the first quarter of 2010. Our app is compatible with all major mobile operating systems, including Android, iOS and others, and is accessible through mobile apps, mobile websites, computer apps and computer websites. Users can watch videos, read articles, discover hot information feeds and interest-based topics after installing Weibo app or when visiting Weibo websites. Users registered with a Weibo account can set up their account information, post feeds, upload short videos and post articles. Users can also interact among themselves on our platform by following, liking, reposting, adding comments, sending private messages, participating in topic discussion and group chats. In addition, we officially launched new product named Oasis in the fourth quarter of 2019, an interest-based social community product for users to share lifestyle related contents in the form of photos and short videos.

Our users range from ordinary people to celebrities, businesses, government agencies and other organizations.

Discovery Products. We offer the following products to help users discover content on our platform:

●	Information Feed. We organize and present users with information feed in different forms. Among all, two most important and most frequently browsed are relationship-based information feed (follow model) and interest-based information feed, both of which reside on users’ home page.

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

Interest-based information feeds are timelines of feeds recommended by Weibo based on different interest-based themes. Hot information feed is an example of interested-based information feed that we present at users’ homepage to recommend feeds on recent popular topics, breaking news and feeds generated through user’s interest. We also organize other interest-based information feeds on various themes for users to further explore the topics in which they are interested. In addition to the above, we offer many other types of information feed as well. For example, video information feed, which appears after a user finishes watching a short video and a timeline of related videos are recommended; and profile information feed, which can be found on a user’s individual page and shows all of the feeds shared by that user.

●	Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, pictures, etc. based on keyword (hashtag), topic or recent popular trending. Through our powerful search function, users can efficiently acquire the most relevant information they seek in real time. Weibo hot search is our hot topic ranking chart which is calculated based on real-time search data, presenting to users the hottest and newest content.
●	Discovery Zone. The discovery zone is the interface aggregating Search, Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie review, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interest in the discovery zone.
●	Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel. Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can watch live streaming contents and movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo location-based services, users can locate popular points of interest, find information about them, such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users.

●	Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion.
●	Video Community. The video community is the interface aggregating and recommending video content from different verticals for users to conveniently access and consume. User could also interact with video content creators and other platform users within the community. Video content offerings are categorized into different channels based on users’ social relationship and vertical interests, such as Story, Movie, Celebrity, Vlog and Media, etc.

Self-Expression Products. We offer the following products to enable our users to express themselves on our platform:

●	Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A post is usually composed of text, and can include rich, descriptive and vivid content such as photos, short videos, live streaming and long-form articles and votes.
●	Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo VIP membership, which can be purchased mainly through monthly, quarterly, or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. We enable organizations to customize their Pages and to increase brand awareness, interact with followers, perform marketing events, promotion activities, and advertisement campaigns on Weibo. We also enable business and other organizations to increase its business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.
●	Story. Users can continuously create, share and discover photos and full-screen vertical short videos. Stories allow users to more easily create, consume contents and interact with their relations on smartphone. It gains popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.
●	Top Articles. Top Articles satisfies user needs for content creation and presentation. Users can create beautifully presented content through Top Articles, and publish through Weibo which will display such content in the information feed.
●	Weibo Q&A. Weibo Q&A is our question-and-answer platform where users can engage in free Q&A as well as paid Q&A. Through creation and interaction of user-generated content, it strengthens user engagement on Weibo.
●	Weibo Live Streaming. Weibo Live Streaming includes showcase live streaming and media live streaming that satisfy the broadcasting demand of both individual users and business or organization users.

Social Products. We offer the following mechanisms to promote social interaction between users on our platform:

●	Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s follower. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.
●	Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.
●	@Mention. Users can view their history of interactions with other users by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users. In addition, users can see a list of comments from other users on their own feeds, as well as the Likes on their feeds.
●	Messenger. Users can send private messages in the form of text or voice recordings and can attach photos, locations and group contact cards. In addition, users can also use messengers to hand out “red envelops”, lucky money, and receive payments from other users.
●	Group Chat. Group Chat enables users to organize and participate in conversations based on common interest. For example, fans of a celebrity can establish chat rooms to share the latest gossips and tidbits, and the celebrity himself may choose to “drop in” to increase the livelihood of his fan base. In addition, users who are viewing the same live streaming session can simultaneously participate in a group chat as well.
●	Topic Discussion: By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.

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

Social Display Advertisements. Social display advertisements appear on the app opening page, the Discovery Zone banner and website home page banner. When users click on a display advertisement, they may be redirected to the advertiser’s Weibo Page or a product page on other platforms for further engagement or conversion. Social display advertisements mainly serve key account customers.

Promoted Marketing. Our promoted marketing offerings include the following:

●	Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the advertisement to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media to our customers. We offer promoted feeds tailored to different customer segments such as:
●	Super FST is an advertising platform specifically for information feeds advertising products under a real time bidding system. By leverage Weibo’s massive user data, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increase app installation rates and collecting sales leads. Customer can place information feeds advertisements either through our authorized distributor, or directly by themselves on Super FST. Super FST can help to target segment audience via multiple dimensions, including user quality, scenarios, social relations, behaviors and interests. In this way, advertisers can precisely target users with different features. Super FST provides various advertising formats, such as multi-image post, image-text advertisements, video advertisements and matrix advertisements.
●	Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers;
●	Weibo Express is a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users; and
●	Promoted Accounts. Promoted accounts usually appear in various Weibo’s relationship recommendation scenes on mobile devices such as the recommended accounts area, or directly in the information feed on mobile devices. Promoted accounts are labeled but otherwise appear in the same format as other accounts that we recommend to our users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement and accumulate social assets using their Weibo Pages.
●	Promoted Trends and Search. Promoted trends and search products appear alongside user’s organic trends discovery and search behaviors, based on keywords, topics and trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page. Promoted search usually appears as the default keyword or topic in the search bar when triggered by users’ search behaviors of certain sponsored keyword or topic.

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

●	Standardized products. Our standardized products to platform partners include, among others, Trends, Search, Video/Live Streaming, and Editing tools.
●	Customized products. We provide customized products such as content customization, pooling of copyright contents and user interaction development to our platform partners.
●	Resource services. We provide our platform partners with operational resources to expand their brand influence, such as search list recommendation, trends list recommendation and Weibo app opening advertisements.

Products for MCNs and other self-media. Self-media refers to organization partners with the ability to manage and provide services to top content creators on Weibo, such as MCNs, unions and e-commerce partners. These top content creators produce various types of content on Weibo in the form of video, live stream, images and text. We provide self-media with standardized products and services to help them build up and monetize social assets, which in return enables them to produce more content and attracting more self-medias to our platform. Our products and services to them include:

●	Back-end management. We provide standardized and specialized back-end management allowing self-media to manage their content creator accounts in a scalable manner. Our back-end management services include, among others, management of account, data, resource and growth.
●	Traffic supports. We provide traffic distribution supports such as account recommendation, content recommendation and access to certain exclusive functions.
●	Product services. We provide self-media with product solutions for better displaying and promotion of its account and content through various channels, including information feeds, video feeds and users home page.

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

Competition

We provide online social media services for users in China and the global Chinese community. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and existing and potential competitors can launch new websites, platforms or services at a relatively low cost. Many companies offer various contents and services targeting this community that compete with our offerings. With the growth rate of the overall size of internet community slowing down, the industry is evolving rapidly while witnessing rising competition for traffic and user time.

We are a media platform in nature, and major Chinese internet companies who provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. We also compete with offline media companies for audiences and content.

In addition, as a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services, such as multi-media content platforms.

For value-added services, we offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages. We may also face increasing competition from global social media, social networking services and messengers. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.”

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against online and mobile businesses that offer such services, including but not limited to online media platforms, social media and social networking platforms and multi-media platforms. We also compete with internet companies that offer online-to-offline (O2O), purchase solutions and other performance-based advertising services and digital media tailored to vertical industries, such as automobile, IT and travel. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing spending.

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

Sales and Marketing

We maintain our own sales operations team. We transact business directly with key account customers or through third-party advertising agencies and with SMEs primarily through our distribution network.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2020, we have registered 110 patents and applied for an additional 257 patents with the PRC State Intellectual Property Office. As of March 31, 2020, we have registered 286 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its , “” and “” trademarks.

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

Regulations on Microblogs

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users, including existing users who post publicly on their websites.

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

On November 15, 2018, the CAC and the Ministry of Public Security jointly promulgated the Regulations for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity, which deems microblogging, live streaming, information sharing services as internet information having public opinion properties or social mobilization capacity. The service providers providing such services are required to conduct security assessments when they launch new online services, expand the functionality of their existing services, introduce new technologies or applications, experience a significant increase in user base, witness the spread of unlawful or harmful information, or any other circumstance identified by the cybersecurity authorities. These service provides are required to submit security assessment reports to the local cybersecurity authorities and public security bureau via the National Internet Security Management Service Platform.

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

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations, promulgated by the State Council in 2000, and were subsequently revised in 2014 and 2016 respectively, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services is a subcategory of value-added telecommunications services. According to the Catalogue of Telecommunications Business, most recently updated in June 6, 2019, the “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. They will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and the Implementation Regulations reference a negative industry list for foreign investment’s access into various PRC domestic industries. This negative list has been updated from time to time by the State Council and sets forth industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019) issued on June 30, 2019, or the Negative List, the ultimate foreign equity ownership of a value-added telecommunications service provider in the PRC may not exceed 50%.

The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Negative List as void because the contracts have not been approved or registered by administrative authorities. In addition, courts in China shall support contracted parties who claim (i) foreign investment contracts for sectors prohibited by the Negative List as void, or (ii) foreign investment contracts in sectors where foreign investment is restricted as void because the contracts have violated the restrictions in the Negative List.

To comply with these PRC regulations, we operate our platform through Weimeng. Weimeng is currently owned by four non-executive PRC employees of our company or SINA, Y. Liu, W. Wang, W. Zheng and Z. Cao, and a third-party minority stake holder, WangTouTongDa (Beijing) Technology Co., Ltd. Weimeng holds an Internet Content Provision License and a Bulletin Board Service Permit. Weimeng owns the domain names related to its operations and our platform (weibo.com, weibo.cn, and weibo.com.cn), while the trademarks relating to our operations are held by Weibo Technology and SINA’s subsidiaries. Due to the fact that trademarks owned by SINA’s subsidiaries contain SINA’s Chinese name or logo, such trademarks cannot be transferred to us. However, each of SINA’s subsidiaries has granted an exclusive license to Weimeng for its use of such trademarks. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by Weimeng, we may need to transfer these trademarks to Weimeng, which could severely disrupt our business.

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

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Administrative Measures on Internet Information Services, violators may be subject to penalties, including criminal sanctions, for internet content that:

●	opposes the fundamental principles stated in the PRC Constitution;
●	compromises national security, divulges state secrets, subverts state power or damages national unity;
●	harms the dignity or interests of the state;
●	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

●	undermines the PRC’s religious policy or propagates superstition;
●	disseminates rumors, disturbs social order or disrupts social stability;
●	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;
●	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or
●	is otherwise prohibited by law or administrative regulations.

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

On December 15, 2019, the CAC promulgated the Regulations on the Ecological Governance of Network Information Content, effective from March 1, 2020, which specify the content scopes that are encouraged, prohibited or prevented from producing, re-producing and publishing. The network information content producers should take measures to prevent and resist the production of content that, among others, uses exaggerated titles that are inconsistent with the content, may incite racism or discrimination against geographic region, and propagates gossip and scandals. The network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism of the network information, improve system for user registration, account management, information publishing review, emergency response, and etc. The network information content service users, network information content producers and network information content service platforms should not, through manual or technical means, carry out acts, such as traffic falsification, traffic hijacking, false registration of account IDs, illegal trading of account IDs, or manipulation of user account IDs, that destroy network ecology.

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

On January 23, 2019, the CAC, the MIIT, and the Ministry of Public Security or the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs.

On April 10, 2019, the MPS issued the Guidelines for Internet Personal Information Security Protection, which provides technical guidelines for the protection of online personal information.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On October 31, 2019, the MIIT issued the Notice to Rectify Mobile Apps’ Infringement on Users’ Interests, announcing that it will launch a rectification program on mobile App service providers and distribution service providers, including App stores, from November 6, 2019 to December 20, 2019. The inspection covers the illegal collection and usage of personal information, unreasonable request for user authorization, and obstacles for users to cancel their accounts. On December 19, 2019, the MIIT issued a list of mobile apps that failed to pass its inspection, and none of the mobile apps developed by our Company was named.

On November 28, 2019, the CAC, MIIT, MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by APPs, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

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

The Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games,” also known as Circular 13, was jointly published by the General Administration of Press and Publication, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications in 2009. Circular 13 expressly states that foreign investors are not permitted to participate in the operation of online games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In addition, according to Circular 13, the approval of the General Administration of Press and Publication is required for publishing any imported online games. Although Circular 13 was issued several years ago, it is not yet clear what impact, if any, it will have on the operation of online games in China.

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

On October 25, 2019, the General Administration of Press and Publication issued the Notice on Preventing Minor's Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount.

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

On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA, jointly issued the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020, which provides that online audio-visual information service providers are the principals responsible for information content security management, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Organizations and individuals are prohibited from using online audio-visual information services and related information technology to carry out illegal activities and infringe legal rights and interests of others. The Provisions further set out requirements for utilization of new applications driven by new technology (such as deep learning and virtual reality) to produce, publish and disseminate audio-visual information, for example, audio-visual information service providers are required to conduct safety evaluation, identify and label fraudulent audio-visual information, and to defeat rumors, false news and content violating user agreements.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and amended in 2015. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Weimeng holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, valid through March 31, 2021.

On January 9, 2019, China Network Audio-Visual Program Service Association issued the Detailed Rules for Reviewing Network Short Video Contents, setting out 100 types of contents that are restricted from short-video programs.

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

Weimeng provides a platform for our users to post news, current topics and social events and it has obtained an Internet News Publication License on July 30, 2019 for providing news republishing and broadcasting platform services, which is valid through July 29, 2022.

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

Weimeng holds a surveying and mapping qualification certificate (Class B) issued by Beijing Municipal Commission of Planning and Natural Resources, valid through December 31, 2020.

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

We have registered 110 patents and applied for 257 patents with the State Intellectual Property Office as of March 31, 2020.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 286 software copyrights as of March 31, 2020.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office, which is under the State Administration for Industry and Commerce and handles trademark registration affairs in China, will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. , “” and “” are registered trademarks of SINA’s subsidiaries in China and are exclusively licensed to us for use.

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

Anti-unfair Competition. Under the Anti-Unfair Competition Law, effective in 1993 and revised in 2017 and 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

●	using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;
●	using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;
●	using without permission, the main element of a domain name, website name or webpage with a certain degree of influence;
●	carrying out confusing acts that are intended to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

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

In utilizing the proceeds, we received from our offerings or debt financings, as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals, For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

Weibo is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and consolidated VIEs and the subsidiaries of VIEs. The following diagram illustrates our corporate structure, including our significant subsidiaries, principal consolidated VIE and the VIE’s subsidiary, as of the date of this annual report:

Equity interest.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement.

(1)

The shareholders of Weimeng are four non-executive PRC employees of our company or SINA, Y. Liu, W. Wang, W. Zheng and Z. Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder holding 1% of Weimeng’s equity interest.

Contractual Arrangements with Weimeng and Its Shareholders.

The capital investments in Weimeng were funded through Weibo Technology and recorded as interest-free loans to the shareholders of Weimeng. As of December 31, 2019, the total amount of interest-free loans to the shareholders of Weimeng was RMB555.0 million ($79.7 million). Under various contractual agreements, the shareholders of Weimeng are required to transfer their ownership in Weimeng to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of Weimeng are assigned to Weibo Technology. Weibo Technology has the power to appoint all directors and senior management personnel of Weimeng. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with Weimeng, under which Weibo Technology provides technical services and other services to Weimeng in exchange for substantially all of its economic benefits. In addition, the shareholders of Weimeng have pledged their shares in Weimeng as collateral for repayment of loans and payment of fees on technical and other services due to us.

The following is a summary of VIE agreements with Weimeng:

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

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology. In the years ended December 31, 2017, 2018 and 2019, the total amount of service fees that Weibo Technology received from Weimeng under these service agreements and trademark license agreement was $618.1 million, $842.6 million and $832.4 million, respectively, which were based on the actual cost incurred from providing the services and the cash position and operations of Weimeng.

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd. (the “New Weimeng Shareholder”), made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. The New Weimeng Shareholder will be entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

The New Weimeng Shareholder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we will still be able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we will not be able to purchase or have the New Weimeng Shareholder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor will we be granted the authorization of voting rights over these 1% equity interests. We believe Weibo Technology, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2019, we have leased approximately 25,000 square meters of office space mainly in Beijing and Shanghai. These leases have various expiration dates. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space with us for our employees to use.

The servers that support our products and services are primarily maintained at China Telecommunications Corporation, or China Telecom, China Unicom branches, Ali Cloud and Huawei Cloud services in cities across China, as well as servers located at various internet data centers in Taipei, Santa Clara, California and Hong Kong. We share the use of domestic servers with SINA during the ordinary course of our business. Maintenance and repair are the responsibility of SINA employees for the time being. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with SINA.”

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

Overview

As a leading social media for people to create, share and discover content in China and the global Chinese community, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in August 2009, we have achieved significant scale. In December 2019, we had 516 million MAUs and 222 million average DAUs, increasing from 462 million MAUs and 200 million average DAUs in December 2018, and 392 million MAUs and 172 million average DAUs in December 2017. Approximately 94% of our MAUs in December 2019 accessed Weibo through mobile devices at least once during the month.

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

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through VIP membership, live streaming, game services and other value-added services. We place great emphasis on product innovation and our steady stream of new advertisement product introductions has led to rapid revenue growth. We have since experienced rapid revenue growth. Our revenues reached $1,150.1 million, $1,718.5 million and $1,766.9 million in 2017, 2018 and 2019, respectively. We had a net income attributable to Weibo of $352.6 million in 2017, $571.8 million in 2018 and $494.7 million in 2019.

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

User Engagement. Changes in user engagement could affect our results of operations, especially since we began adding monetization features to our social platform. We need to motivate our users to engage actively on our platform to secure an abundant supply of user-generated content, to entice content creators to share even more content, and to ensure that we have a broad audience for our advertising and marketing services. Video, particularly in the form of short video and streaming on mobile, is becoming increasingly popular in China and has become an important way for our users to engage and interact on Weibo. Our ability to provide an easy-to-use infrastructure for our users to create and share video as well as consume video, especially in a cost-effective manner, will largely impact our user experience.

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

We started monetization in 2012 by selling PC-based social display advertisements, and we have been exploring various ways of monetization since then. For example, in 2013, we introduced promoted feeds to SMEs, which are advertisements appearing in the information feed, and in 2014, we launched self-service ad, which allows customers to purchase our marketing services directly on Weibo. In 2015, Weibo Showcase advertisement went live, which allows a user to view an e-commerce merchandise from participating e-commerce sites, such as Taobao, on Weibo, add the merchandise to one’s shopping cart and seamlessly navigate to the buy page of the participating e-commerce sites. In 2016, we upgraded our advertisement system to allow SMEs to purchase brand advertisements and key accounts to purchase promoted feeds, as well as introduced video advertisements. In 2018, we acquired live streaming business on Yizhibo platform from Yixia Tech and integrated it with Weibo so that our users may access the platform and view the live streaming content and interact with the broadcasters.

In 2019, we witnessed strong mobile traffic growth and approximately 87% of our advertising and marketing revenues came from mobile. In December 2019, approximately 94% of our MAU accessed Weibo through a mobile device at least once during the month. We expect the proportion of mobile traffic to either maintain at current level or further rise, and we endeavor to monetize this increasing traffic. Our ability to further grow our mobile traffic and adopt mobile-tailored advertising and marketing solutions will have great impact on our future revenues and operating results. With the consumption of video content becoming increasingly popular in China, we expect video-format advertisements to become an indispensable part of our advertising revenues, which will be predicated on both our users and customers accepting video advertisements, particularly on mobile devices.

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

Marketing and Brand Promotion. We focus on driving growth in both user scale and engagement to achieve platform expansion. On top of user base expansion, we have optimized our channel investment strategy along with relevant product and operational efforts, to focus on enhancing user engagement, which resulted in higher user acquisition efficiency with disciplined sales and marketing spending.

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

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. Our headquarter is located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable diseases has caused, and may continue to cause companies, including us and certain of our customers, distributors and content partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees' health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. The recent outbreak of COVID-19 has caused our advertising and marketing customers to reduce their advertising budgets, which has affected our advertising revenues and financial performance generally. Consequently, the COVID-19 outbreak and any measures to combat the spread of the virus may adversely affect our business operations, financial condition operating results and cash flow. It has caused material negative impact to our total revenues, slower collection of accounts receivables, and additional allowance for doubtful accounts.

While we have resumed business operations and events related to the outbreak of and response to the COVID-19 are expected to be temporary, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2020 cannot be reasonably estimated at this time.

As of December 31, 2019, our total cash, cash equivalents and short-term investments were $2,404.2 million. Our principal sources of liquidity have been net proceeds from issuance of convertible notes, unsecured senior notes and cash from operations.

We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to health epidemics and other outbreaks, such as the outbreak of COVID-19, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

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

Our subsidiary incorporated in Hong Kong, Weibo HK, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2016/2017, 2017/2018 and 2018/2019. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiary incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Weibo Technology was qualified as a software enterprise and was entitled to an exemption from the enterprise income tax for two years beginning 2015, its first accumulative profitable year, and a 50% reduction to a rate of 12.5% for the subsequent three years (2017-2019). Weibo Technology also qualified as a “key software enterprise” in 2017 and 2018, therefore was entitled to enjoy a further reduced preferential tax rate of 10% for 2017 and 2018. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018, and of 2018 in 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and Weibo Technology will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained.

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are also subject to VAT and related surcharges at a combined rate of 6.7%. Our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024.

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

Inflation

In the past three years, inflation in China did not materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index for 2017, 2018 and 2019 increased by 1.6%, 2.1% and 2.9%, year over year, respectively. Although we have not been materially affected by inflation in the past, we may be affected by inflation in the future if inflation rate in China increases.

Significant Accounting Policies, Judgments and Estimates

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

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Basis of Presentation

The preparation of our consolidated financial statements is in conformity with U.S. GAAP. The consolidated financial statements include the accounts of our company, our wholly-owned subsidiaries, our variable interest entities and their subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, the estimated useful lives of assets, convertible debt, business combination, and foreign currency. We base the estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. We adopted the new revenue guidance since January 1, 2018 using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC 605. The main impacts are a) the presentation of value added tax recognized in revenue from “gross” to “net”, which results in equal decrease of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses.

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

We enter into contracts with our customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the contracts vary by the type and location of our customers and products or services purchased, the substantial majority of which are due in less than one year. No material impact on the contract assets arose from the new guidance of revenue recognition. Deferred revenue related to unsatisfied performance obligations at the end of the period mainly consists of the unamortized balance of customer advance of advertising and marketing services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period.

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

Our contracts with customers may include multiple performance obligations, which primarily consist of combination of service to allow customers to place advertisements on different areas of our platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, we determine best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of our platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. We believe our estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition. Contracts with customers of online advertising may require cooperation from third parties. We pay a predetermined portion of revenues we earned from advertising contracts to the third parties such as key opinion leaders who participate in advertising and promotion activities by monetizing their social assets. We have determined that we are the principal in these transactions, as we are primarily responsible for fulfilling all the obligations related to advertising contracts. We have discretion in establishing pricing of the contracts and control the advertising inventory before the delivery to customers. We record revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

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

We measure the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, we measure them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of our privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of our long-term investments in the equity securities of publicly listed companies are measured using quoted market prices. Our non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, would be measured at fair value only if they were determined to be impaired.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by us in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, including cash flow forecasts and critical assumptions used in cash flow forecasts. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

Investments in entities which we can exercise significant influence and hold an investment in voting common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment — Equity Method and Joint Ventures. Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Leases

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, “Leases (Topic 842)”, which requires a lessee to recognize assets and liabilities arising from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset (the Operating Lease Assets) representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy choice not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and to not retrospectively adjust prior periods financial statements.

On January 1, 2019, we have adopted the new lease standard using the transition method by applying the standard to all leases existing at the date of initial application. We chose to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease according to the practical expedients permitted under the transition method. We did not retrospectively adjust the prior comparative periods. Under the new lease standard, we determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

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

Convertible debt and unsecured senior notes

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

The unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums, if any, issuance costs and other incidental fees, all of which are recorded as a direct deduction of the proceeds received from issuing the unsecured senior notes and the related accretion is recorded as interest expense in the consolidated statement of comprehensive income over the estimated term using the effective interest method.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “2. Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F.

	For the Year Ended December 31,
	2017	2018(1)	2019(1)
	(In $ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$780,545	$1,172,136	$1,202,437
Alibaba	84,688	117,696	97,772
SINA and other related parties	131,512	209,348	230,002
Subtotal	996,745	1,499,180	1,530,211
Value-added services revenues	153,309	219,338	236,703
Total revenues	1,150,054	1,718,518	1,766,914
Costs and expenses:
Cost of revenues(2)	231,255	277,648	328,826
Sales and marketing(2)	275,537	527,424	465,339
Product development(2)	193,393	249,873	284,444
General and administrative(2)	42,315	43,755	90,721
Goodwill and acquired intangibles impairment	—	10,554	—
Total costs and expenses	742,500	1,109,254	1,169,330
Income from operations	407,554	609,264	597,584
Income (loss) from equity method investments	1,030	57	(13,198)
Realized gain (loss) from investments	14	(287)	612
Fair value changes through earnings on investments, net(3)	—	40,074	207,438
Investment related impairment	(4,747)	(24,074)	(249,935)
Interest and other income, net	13,260	43,808	59,896
Income before income tax expenses	417,111	668,842	602,397
Provision of income taxes	66,746	96,222	109,564
Net income	$350,365	$572,620	$492,833
Less: Net income (loss) attributable to non-controlling interests	(2,225)	797	(1,842)
Net income attributable to Weibo	$352,590	$571,823	$494,675
Shares used in computing net income per share attributable to Weibo:
Basic	220,555	223,751	225,452
Diluted	225,363	232,683	226,412
Income per ordinary share:
Basic	$1.60	$2.56	$2.19
Diluted	$1.56	$2.52	$2.18
Income per ADS(4):
Basic	$1.60	$2.56	$2.19
Diluted	$1.56	$2.52	$2.18

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

(2)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019
	(in $ thousands)
Cost of revenues	3,716	3,522	5,251
Sales and marketing	8,264	6,837	9,828
Product development	21,879	21,187	28,628
General and administrative	14,178	9,465	17,582
Total	48,037	41,011	61,289

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

Revenues

We generate revenues primarily from advertising and marketing services, including social display advertisements, and promoted marketing. We also generate revenues from value-added services, mainly including VIP membership, live streaming,and game-related services.

2019 Compared to 2018

Our revenues increased by 3% from $1,718.5 million in 2018 to $1,766.9 million in 2019. We have faced miscellaneous challenges in 2019, such as the unfavorable impact from the overall depreciation of RMB against the U.S. dollar in 2019 compared to 2018, tightened regulations on certain industries, intensified market competitions and so on.

●	Advertising and marketing revenues. Advertising and marketing revenues increased by 2% from $1,499.2 million in 2018 to $1,530.2 million in 2019. Mobile advertising revenues accounted for approximately 87% of our total advertising and marketing revenues in 2019, compared to 83% in 2018, benefiting from the growth of both mobile users as well as advertiser preferences. The total number of advertisers was 2.4 million in 2019, compared to 2.9 million in 2018, mainly due to customer churn of SME customers, as result of mixed challenges from unfavorable macroeconomic conditions and intense market competitions. The average spending per advertiser (excluding Alibaba) increased by 26% from $470 in 2018 to $593 in 2019, primarily attributable to the increase in spending by our recurring customers, and also a reflection of the churn of SME customers with relatively lower advertising budget.

Revenue from key accounts grew by 8% from $674.0 million in 2018 to $729.3 million in 2019, largely attributable to the strong bond between Weibo and brand advertising customers, as Weibo demonstrated unique value proposition for customers with our differentiated social ad offerings and enhanced ad performance.

Revenue from SMEs decreased slightly by 1% from $707.5 million in 2018 to $703.2 million in 2019, primarily attributable to the unfavorable impact from the overall depreciation of RMB against the U.S. dollar in 2019 compared to 2018. We also faced unfavorable supply and demand dynamics in the performance-based advertising market and consequently intensified market competitions.

Revenue generated from Alibaba decreased by 17% from $117.7 million in 2018 to $97.8 million in 2019. The expenditure from Alibaba on Weibo’s platform highly correlates to its marketing strategies, which may fluctuate on an annual basis. Weibo remains as a key platform for Alibaba in the fields of social marketing, e-commerce and fans economy.

●	Value-added services revenues. Value-added services revenues increased by 8% from $219.3 million in 2018 to $236.7 million in 2019. The increase was primarily attributable to (i) the revenue growth of our VIP membership, which increased by 10% from $98.2 million in 2018 to $108.1 million in 2019 mainly as a result of the increase of our user base, and (ii) the revenue growth of Yizhibo live streaming business acquired in the fourth quarter of 2018, which increased from $28.0 million in 2018 to $76.7 million in 2019. Revenues from game-related services decreased by 84% from $27.3 million in 2018 to $4.4 million in 2019, mainly because of some games having reached the end of their life cycles and tightened regulatory environment in this industry.

We expect our total revenues to decrease in absolute amount for the first half of 2020 on a year-over-year basis, due to the negative impact and uncertainties brought forth by the COVID-19 pandemic.

2018 Compared to 2017

Our revenues increased by 49% from $1,150.1 million in 2017 to $1,718.5 million in 2018.

●	Advertising and marketing revenues. Advertising and marketing revenues increased by 50% from $996.7 million in 2017 to $1,499.2 million in 2018. The total number of advertisers increased by 15.0% from 2.6 million in 2017 to 2.9 million in 2018, primarily attributable to the increase in the number of SME advertisers. The average spending per advertiser (excluding Alibaba) increased by 32% from $357 in 2017 to $470 in 2018, primarily attributed to an increasing number of key accounts allocating more digital advertising budget to social marketing and the increase of SME customers.

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

●	Value-added services revenues. Value-added services revenues increased by 43% from $153.3 million in 2017 to $219.3 million in 2018. The increase was primarily attributed to the revenue growth of our VIP membership, which increased by 48% year over year from $66.2 million in 2017 to $98.2 million in 2018, primarily as a result of the increase of our user base, as well as to the Yizhibo live streaming business acquired in October 2018, which contributed $28.0 million live streaming revenue in 2018. Revenues from game-related service remained stable from $27.6 million in 2017 to $27.3 million in 2018.

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, general and administrative expenses, including costs and expenses allocated from SINA during the presented periods, as well as goodwill and acquired intangibles impairment. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, depreciation expense, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation professional services fees and bad debt allowance.

2019 Compared to 2018

Our costs and expenses increased by 5% from $1,109.3 million in 2018 to $1,169.3 million in 2019.

●	Cost of Revenues. Cost of revenues increased by 18% from $277.6 million in 2018 to $328.8 million in 2019. The increase was largely due to an increase of $36.1 million in live streaming revenue sharing cost, an increase of $11.0 million in labor cost, an increase of $8.6 million in bandwidth expenditure, and an increase of $3.8 million in advertisement production cost, partially offset by a decrease of $12.0 million in turnover taxes mainly due to cultural construction fees applicable to our advertising and marketing revenues reduced from a rate of 3% to 1.5% since July 1, 2019. We expect our cost of revenues to increase in absolute amount in the foreseeable future.
●	Sales and Marketing. Our sales and marketing expenses decreased by 12% from $527.4 million in 2018 to $465.3 million in 2019. The decrease was mostly due to a decrease of $76.5 million in channel marketing spend and promotional activities due to a more disciplined channel investment, partially offset by an increase of $6.7 million in personnel-related expense, primarily due to higher commissions arising from higher revenue achievements and an increase of $5.3 million in outside labor cost. We expect our sales and marketing expenses to decrease in absolute amount in the foreseeable future.
●	Product Development. Our product development expenses increased by 14% from $249.9 million in 2018 to $284.4 million in 2019. The increase was mainly attributable to an increase of $12.4 million in personnel-related expenses arising from higher salaries, an increase of $7.4 million in stock-based compensation, an increase of $6.7 million in outside labor cost and an increase of $6.6 million in infrastructure cost. We expect our product development expenses to increase in absolute amount in the foreseeable future.
●	General and Administrative. Our general and administrative expenses increased by 107% from $43.8 million in 2018 to $90.7 million in 2019, mostly resulting from an increase of $32.3 million in bad debt expenses due to slower collection of accounts receivable from customers in 2019 because of the unfavorable macroeconomic environment, an increase of $8.1 million in stock-based compensation and an increase of $6.8 million in professional services. We expect our general and administrative expenses to decrease in absolute amount in the foreseeable future.

2018 Compared to 2017

Our costs and expenses increased by 49% from $742.5 million in 2017 to $1,109.3 million in 2018.

●	Cost of Revenues. Cost of revenues increased by 20% from $231.3 million in 2017 to $277.6 million in 2018. The increase was primarily due to an increase of $39.1 million in revenue sharing cost primarily related to value-added services for live streaming business, an increase of $16.9 million in content expenditure, an increase of $14.5 million in advertisement production cost, and an increase of $13.3 million in labor cost, partially offset by a decrease of $44.8 million in turnover taxes due to the adoption of ASC 606, resulting VAT excluded from cost of revenues in 2018.
●	Sales and Marketing. Our sales and marketing expenses increased by 91% from $275.5 million in 2017 to $527.4 million in 2018. The increase was primarily due to an increase of $228.2 million in channel marketing spending and brand promotion of Weibo, which included $109.4 million sales and marketing expenses recognized for advertising barter transactions due the adoption of ASC 606, and an increase of $21.5 million in personnel-related expense, primarily due to a larger sales team as well as higher commissions arising from higher revenue achievements.
●	Product Development. Our product development expenses increased by 29% from $193.4 million in 2017 to $249.9 million in 2018. The increase was primarily due to an increase of $35.9 million in personnel-related expenses arising from a larger development team and higher salaries, and an increase of $17.3 million in infrastructure cost.
●	General and Administrative. Our general and administrative expenses increased slightly by 3% from $42.3 million in 2017 to $43.8 million in 2018, primarily due to an increase of $4.0 million in professional services, and an increase of $1.1 million in personnel-related expense, partially offset by an decrease of $4.7 million in stock-based compensation.

Investment Related Impairment

We perform impairment assessments of our investments and determine if an investment is impaired due to changes in quoted market price or other impairment indicators. We recorded $4.7 million, $24.1 million and $249.9 million in investment related impairment charges in 2017, 2018 and 2019, respectively, as the investments were not performing to expectations or they became incapable of making repayments. The investment related impairment in 2019 mainly included a partial impairment charge of $214.7 million to Yixia Tech due to its unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future. We engaged an independent valuation firm to help assess the fair value of Yixia Tech at the end of the year using market approach by comparing the operating metrics of public peer companies with Yixia Tech and concluded that the partial impairment was warranted, resulting in a remaining carrying value of $75.3 million in Yixia Tech.

Interest and Other Income, Net

The following table sets forth the breakdown of interest and other income net, including interests to or from related parties, for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	(in $ thousands except percentage)
Interest income	19,453	57,970	85,386
Interest expenses	(4,196)	(15,390)	(29,896)
Other income (expense), net	(1,997)	1,228	4,406
	13,260	43,808	59,896

2019 Compared to 2018

We had a net interest and other income of $59.9 million in 2019, compared to $43.8 million in 2018. The increase was mainly due to an increase of $27.4 million in interest income arising from a higher balance of cash, cash equivalents and short-term investments, partially offset by an increase of $14.5 million in interest expense arising from 2024 Notes issued in July 2019.

2018 Compared to 2017

We had a net interest and other income of $43.8 million in 2018, compared to $13.3 million in 2017. The increase was mainly due to an increase of $38.5 million in interest income arising from a higher balance of cash, cash equivalents and short-term investments, partially offset by an increase of $11.2 million in interest expense arising from convertible debt issued in October 2017.

Provision of Income Taxes

The following table sets forth current and deferred portion of income tax expense of the Company and the effective tax rate for China operations:

	For the Year Ended December 31,
	2017	2018	2019
	(in $ thousands except percentage)
Deferred tax (benefits)/provision	(1,503)	4,438	16,839
Current income tax expenses	68,249	91,784	92,725
Income tax expenses	66,746	96,222	109,564
Income tax expenses applicable to non-China operations	—	—	21,473
Income tax expenses applicable to China operations	66,746	96,222	88,091
Income from China operation	469,372	712,108	708,653
Effective tax rate for China operations	14.2%	13.5%	12.4%

We recorded income taxes of $66.7 million, $96.2 million and $109.6 million in 2017, 2018 and 2019, respectively, including a $21.5 million of deferred tax charges from fair value change of investments by non-China operations in 2019. The provision for income taxes for China operations for 2017, 2018 and 2019 differs from the amounts computed by applying the statutory EIT rate primarily due to the preferential tax treatment of the WFOE, Weibo Technology, as a qualified software enterprise for the periods presented, as well as the “key software enterprise” status for 2017 and 2018. Weibo Technology enjoyed a tax reduction of $52.6 million, $77.2 million and $83.2 million for 2017, 2018 and 2019, respectively, due to the preferential tax treatment of being a qualified software enterprise. It also recognized the preferential tax treatment of “key software enterprise” status of $10.8 million for 2017 in 2018, and $13.0 million for 2018 in 2019.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	(in $ thousands)
Net cash provided by operating activities	539,151	488,007	631,653
Net cash used in investing activities	(815,422)	(254,032)	(1,201,358)
Net cash provided by (used in) financing activities	883,578	(1,415)	791,869
Effect of exchange rate changes on cash and cash equivalents	28,880	1,083	(3,775)
Net increase in cash and cash equivalents	636,187	233,643	218,389
Cash and cash equivalents at the beginning of year	364,766	1,000,953	1,234,596
Cash and cash equivalents at the end of year	1,000,953	1,234,596	1,452,985

As of December 31, 2017, 2018 and 2019, our total cash, cash equivalents and short-term investments were $1,792.7 million, $1,825.9 million and $2,404.2 million, respectively. Our principal sources of liquidity have been net proceeds from issuance of convertible notes, unsecured senior notes and cash from operations.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2019 compared to that of December 31, 2018, was primarily due to $631.7 million cash provided by operating activities, maturities of short-term investments of $869.8 million, and net proceeds from issuance of unsecured senior notes of $793.3 million, partially offset by purchase of short-term investments of $1,230.6 million, cash paid to investees of $688.9 million, net loans to SINA of $190.3 million. Of the $2,404.2 million in cash, cash equivalents and short-term investments as of December 31, 2019, our consolidated entities within China held $952.0 million, including $99.5 million held by our VIEs and subsidiaries of VIEs. The remaining cash balance was held by our entities outside China.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2018 compared to that of December 31, 2017, was primarily due to $488.0 million cash provided by operating activities, maturities of short-term investments of $1,989.1 million, and proceeds from disposal and refund of long-term investments of $85.1 million, partially offset by purchase of short-term investments of $1,792.5 million, cash paid to investees of $419.1 million, net loans to SINA of $48.4 million and cash paid of the acquisition of Yizhibo of $40.0 million. Of the $1,825.9 million in cash, cash equivalents and short-term investments as of December 31, 2018, our consolidated entities within China held $964.5 million, including $55.5 million held by our VIEs and subsidiaries of VIEs. The remaining cash balance was held by our entities outside China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2019 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire/invest in offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals. For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.”

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

Operating Activities

Net cash provided by operating activities in 2019 was $631.7 million. The difference between net cash provided by operating activities and our net income of $492.8 million in 2019 was primarily due to a non-cash investment related impairment of $249.9 million, an increase of $117.6 million in accrued and other liabilities, a non-cash charge of $61.3 million of stock-based compensation, and an increase of $38.6 million in provision of bad debt expense, partially offset by a non-cash gain of $207.4 million from fair value change of investments, an increase of $115.1 million in accounts receivable due from third parties, and an increase of $90.1 million in amount due from SINA. The increase in accounts receivable due from third parties was primarily due to slower collection of accounts receivable during 2019. The increase in accrued and other liability was primarily due to the increased payable for sales rebate and marketing expenses.

Net cash provided by operating activities in 2018 was $488.0 million. The difference between net cash provided by operating activities and our net income of $572.6 million in 2018 was primarily due to an increase of $64.3 million in accounts payable, an increase of $55.6 million in accrued and other liabilities, a non-cash charge of $41.0 million in stock-based compensation, and an increase of $24.4 million in deferred revenues, partially offset by an increase of $109.7 million in accounts receivable due from third parties, an increase of $104.0 million in accounts receivable due from other related parties, an increase of $49.4 million in prepaid expenses and other current assets, an increase of $48.7 million in amount due from SINA, and a non-cash gain of $40.1 million in fair value changes through earnings on investments. The increase in accounts receivable in 2018 was in line with our revenue growth. The increase in accounts payable was primarily due to the increased payable for infrastructure cost, and revenue share payable for live streaming business. The accrued and other liabilities increased in 2018 primarily due to the increased payable for sales rebate.

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

Investing Activities

Net cash used in investing activities in 2019 was $1,201.4 million. This was primarily due to purchase of short-term investments of $1,230.6 million, cash paid on long-term investments of $688.9 million, net loans to SINA of $190.3 million, and purchase of property and equipment of $21.7 million, partially offset by the maturity of short-term investments of $869.8 million and proceeds from disposal and refund of long-term investments of $60.3 million.

Net cash used in investing activities in 2018 was $254.0 million. This was primarily due to purchase of short-term investments of $1,792.5 million, cash paid on long-term investments of $419.1 million, net loans to SINA of $48.4 million, cash paid for the acquisition of Yizhibo live streaming business of $40.0 million, and purchase of property and equipment of $28.4 million, partially offset by the maturity of short-term investments of $1,989.1 million and proceeds from disposal and refund of long-term investments of $85.1 million.

Net cash used in investing activities in 2017 was $815.4 million. This was primarily due to purchase of short-term investments of $1,439.6 million, cash paid on long-term investments of $54.6 million, and purchase of property and equipment of $20.5 million, partially offset by the maturity of short-term investments of $696.2 million.

Financing Activities

Net cash provided by financing activities in 2019 was $791.9 million. This primarily consisted of net proceeds of $793.3 million from the issuance of unsecured senior notes and offset by a payment of $1.7 million to purchase a subsidiary's non-controlling equity.

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

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, our VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, our VIEs and their subsidiaries, is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2019, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $394.7 million. Although Weibo Technology has generated accumulated profits in 2019, it has not paid dividends in the past and currently has no plans to pay any dividend and plans to reinvest the profits into its PRC operations.

Capital Expenditures

Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were $20.5 million in 2017, $28.4 million in 2018 and $21.7 million in 2019. We will continue to make capital expenditures to meet the expected growth of our business and we intend to fund these purchases in the future with existing cash balance.

C.	Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4.B. Information on the Company—Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
					More
		Less than	1‑3	3‑5	than 5
	Total	1 year	years	years	years
	(in $ thousands)
Operating Lease Obligations	10,659	5,196	5,463	—	—
Purchase Obligations	559,975	544,579	15,357	39	—
2022 Notes	933,750	11,250	922,500	—	—
2024 Notes	940,000	28,000	56,000	856,000	—
Total	2,444,384	589,025	999,320	856,039	—

Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was $9.2 million, $11.2 million and $11.5 million for the years ended December 31, 2017, 2018 and 2019, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase obligations primarily consist of minimum commitments for marketing activities and internet connection.

2022 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022.

2024 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of $800 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024.

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

Name	Age	Position
Charles Chao	54	Chairman of the Board of Directors
Hong Du	48	Director
Daniel Yong Zhang	48	Director
Pehong Chen	62	Independent Director
Frank Kui Tang	51	Independent Director
Gaofei Wang	41	Chief Executive Officer
Zenghui Cao	42	Senior Vice President, Operation
Fei Cao	45	Vice President, Finance

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

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been Chairman of Alibaba Group Holding Limited, a leading digital platform company listed on the NYSE and the HKEX, since September 2019, and has served as Alibaba’s Chief Executive Officer since May 2015. After joining Alibaba group in August 2007, Mr. Zhang served multiple senior management roles within the group. He served as Director from September 2014 to August 2019, as Chief Operating Officer from September 2013 to May 2015, and as President of Tmall.com from June 2011 to September 2013, and as Chief Financial Officer of Taobao Marketplace from August 2007 to June 2011 while concurrently served as General Manager of Tmall.com starting in April 2008 to June 2011. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from August 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. He is a member of the WEF International Business Council and the Vice Co-Chair of the Board and Co-Chair of the China board of Consumer Goods Forum. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

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

Zenghui Cao has served as our Senior Vice President, Operation since April 2018. Mr. Cao served as our Chief Editor from October 2017 to March 2018. Mr. Cao joined us in September 2009 and served as Director of Operation from September 2009 to March 2013, General Manager of Operation from April 2013 to March 2015, and Vice President of Operation from April 2015 to September 2017. Mr. Cao joined SINA in September 2002 and served as Chief Editor and other roles in SINA Technology Channel from September 2002 to August 2009. Prior to joining SINA, Mr. Cao worked at Sohu. Mr. Cao holds a. B.S. in Electrical Engineering and Automation from Hebei University of Technology.

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

For the year ended December 31, 2019, we paid an aggregate of approximately $0.8 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries, our VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 5,647,872, being the number of shares initially reserved under the 2014 Plan, plus the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. As of December 31, 2019, no option was granted and 3,571,779 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2020, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2010 Plan and the 2014 Plan:

	Ordinary Shares
	Underlying
	Outstanding
	Options and
	Restricted		Exercise Price		Expiration
Name	Share Units		($/Share)	Grant Date	Date
Charles Chao	*	(1)	—	May 5, 2016	—
	*	(1)	—	November 22, 2018	—
Hong Du	*	(1)	—	November 22, 2018	—
Pehong Chen	*	(1)	—	May 5, 2016	—
	*	(1)	—	November 22, 2018	—
Frank Kui Tang	*	(1)	—	November 22, 2018	—
Gaofei Wang	*	(1)	—	May 5, 2016	—
	*	(1)	—	November 22, 2018	—
Zenghui Cao	*	(1)	—	From April 20, 2016 to June 3, 2019	—
Fei Cao	*	(1)	—	From April 20, 2016 to November 22, 2018	—
Other grantees	*		From $3.45 to $3.50	From April 12, 2013 to December 30, 2013	From April 12, 2020 to December 30, 2020
	2,886,614	(1)	—	From August 24, 2015 to February 27, 2020	—
Total	3,639,895
*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.
C.	Board Practices

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

Audit Committee. Our audit committee consists of Mr. Frank Kui Tang and Mr. Pehong Chen, and is chaired by Mr. Tang. Mr. Tang and Mr. Chen satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Tang qualifies as an “audit committee financial expert.” As a Cayman Islands corporation, we are permitted to rely on the home country exemption under Nasdaq rules to reduce the size of our audit committee to two members. An audit committee of two independent directors would satisfy Rule 5605(c)(2). We have elected to follow home country practice in terms of the number of audit committee members. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Pehong Chen and Mr. Frank Kui Tang, and is chaired by Mr. Chen. Mr. Chen and Mr. Tang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;
●	approving and overseeing the total compensation package for our executives other than the three most senior executives;
●	reviewing the compensation of our directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

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

We had 3,361, 4,350 and 4,126 employees, respectively as of December 31, 2017, 2018 and 2019. Our employees are mainly based in Beijing, Shanghai, Tianjin, Chengdu, Guangzhou and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019:

Function:	Number of Employees
Operations	561
Sales, customer service and marketing	1,118
Product development	2,364
General administration and human resources	83
Total	4,126

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

We typically enter into standard confidentiality and employment agreements with our management and product development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment, provided that we pay compensation equal to 50% of the employee’s salary during the restriction period after the termination.

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2019 was not significant.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by labor unions.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2020, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

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

The calculations in the table below is based on 226,461,770 ordinary shares issued and outstanding as of March 31, 2020, comprising of 124,682,812 Class A ordinary shares and 101,778,958 Class B ordinary shares.

Ordinary Shares
	Beneficially Owned		Voting Power
	Number	%(1)	%(2)
Directors and Executive Officers:**
Charles Chao	*	*	*
Hong Du	*	*	*
Daniel Yong Zhang	—	—	—
Pehong Chen	*	*	*
Frank Kui Tang	*	*	*
Gaofei Wang	*	*	*
Zenghui Cao	*	*	*
Fei Cao	*	*	*
All directors and executive officers as a group	*	*	*
Principal Shareholders:
SINA Corporation(3)	101,778,958	44.9%	71.0%
Ali WB Investment Holding Limited(4)	67,883,086	30.0%	15.8%

Notes:

*	Less than 1% of our total outstanding shares.
**	The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2020, the sum of (1) 226,461,770 which is the total number of ordinary shares outstanding as of March 31, 2020, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2020.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2020. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

To our knowledge, as of March 31, 2020, we had 65,784,400 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transitional Services Agreement

Under the transitional services agreement, SINA agrees that, during the service period, as described below, SINA will provide us with various corporate support services, including but not limited to:

●	administrative support;
●	operational management support;
●	legal support;

●	technology support; and
●	provision of office facilities.

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

The service period under the transitional services agreement commences on March 14, 2014 and ended on the expiration of five years thereafter. After the expiration of the transitional services agreement in March 2019, we continue to receive certain services from SINA in the ordinary course of business.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including , “” and “”, and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by SINA in case of our breach as provided in the agreement.

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

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. The strategic collaboration generated $49.1 million, $107.6 million and $137.4 million in advertising and marketing revenues in aggregate for us for the twelve months ended December 31, 2013, 2014 and 2015, respectively. The strategic collaboration agreement and marketing cooperation agreement expired in January 2016. However, Alibaba still remains as our largest customer, and we rely on them to enable us to offer e-commerce advertisement solutions to their merchants.

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

Transactions with SINA

During 2019, we recorded $137.2 million in revenues from SINA, we had costs and expenses allocated from SINA of $51.8 million and $37.5 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we had amounts due from SINA (excluding loans to and interest receivable from SINA) of $148.2 million as of December 31, 2019.

In 2019, we entered in to a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations. In 2019, SINA has withdrawn a total of $233.9 million of loans from us and repaid $43.6 million to us and we recognized $9.3 million interest income on the loans to SINA. As of December 31, 2019, the outstanding balance of the loans to and interest receivable from SINA was $236.6 million.

During 2018, we recorded $90.6 million in revenues from SINA, we had costs and expenses allocated from SINA of $47.3 million and $23.4 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we had amounts due from SINA (excluding loans to SINA) of $61.7 million as of December 31, 2018.

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

Transactions with Alibaba

During 2019, we recorded $97.8 million in advertising and marketing services revenues from Alibaba and $50.2 million of cost and expenses for the services provided by Alibaba. As of December 31, 2019, we had $60.4 million in accounts receivable due from Alibaba.

During 2018, we recorded $117.7 million in advertising and marketing services revenues from Alibaba. As of December 31, 2018, we had $48.2 million in accounts receivable due from Alibaba.

During 2017, we recorded $84.7 million in advertising and marketing services revenues from Alibaba. As of December 31, 2017, we had $42.8 million in accounts receivable due from Alibaba.

Transactions with Other Related Parties

During 2019, other than revenue generated from SINA and Alibaba, we recorded $122.4 million in revenues from other related parties and we recorded $31.2 million in cost and expenses for services received from other related parties. As of December 31, 2019, we had $99.7 million in accounts receivable due from other related parties, $10.7 million in accounts payable due to other related parties, and $34.4 million in accrued and other liabilities due to other related parties. Moreover, we recorded loans to and interest receivables from other related parties of $301.5 million at an annual interest rate ranging from 4% to 10.5% as of December 31, 2019, with maturity within one year. These other related parties mainly included an equity investee in e-commerce business, accounting $160.0 million, an equity investee providing social and new media marketing services, accounting $60.6 million (interest free), and an investee providing online brokerage services, accounting $41.0 million as of December 31, 2019.

During 2018, we recorded $154.3 million in revenues from other related parties and we recorded $19.0 million in cost and expenses for services received from other related parties. As of December 31, 2018, we had $130.8 million in accounts receivable due from other related parties, $31.2 million in accounts payable due to other related parties, and $14.4 million in accrued and other liabilities due to other related parties.

During 2017, we recorded $93.0 million in revenues from other related parties and we recorded $18.2 million in cost and expenses for services received from other related parties. As of December 31, 2017, we had $29.7 million in accounts receivable due from other related parties, $12.2 million in accounts payable due to other related parties, and $5.0 million in accrued and other liabilities due to other related parties.

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

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. For example, our company has been named as a defendant in two civil actions filed in Texas and in California by the same individual plaintiff, alleging that her rights under the Fourteenth Amendment to the United States Constitution were violated when our company allegedly shut down her Weibo accounts without good cause. Both lawsuits have been dismissed.

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

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2020 Revision) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. The memorandum of association provides, inter alia, that the liability of the members of our company is limited to the amount from time to time unpaid on such member’s shares. The objects for which our company is established are unrestricted, and we shall have full power and authority to carry out any object not prohibited or limited by the Companies Law.

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

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) of the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	the ordinary shares transferred are free of any lien in favor of us; and
●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

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

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied or abrogated with the consent in writing of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value, negotiable or bearer shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	an acts which is illegal or ultra vires;
●	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and
●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association obliges our company in each year to hold a general meeting as its annual general meeting in addition to any other meeting in that year. The annual general meeting may be held at such time and place as our board of directors shall appoint.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association which require our company to disclose shareholder ownership above any particular ownership threshold.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions and interpretive rulings of the “IRS”, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar, or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming we are the owner of Weimeng for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and do not expect to be a PFIC for our current taxable year.

While we do not anticipate being a PFIC in the current taxable year or the foreseeable future, there can be no assurance in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

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

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (“Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

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

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or Class A ordinary shares;
●	amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years (an "interest charge").

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

Our corporate internet address is http://ir.weibo.com. We make available free of charge on or through our website our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by the SEC rules. Information contained on Weibo’s website is not part of this report or any other report filed with the SEC. The SEC maintains an internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

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

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from the issuance of 2022 Notes and 2024 Notes into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2019, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2019 and (3) currency fluctuation occurs proportionately over the period:

	Translation
	Adjustments to	Transaction Gain
Change in the Value of RMB Against the U.S. Dollar	Comprehensive Income	(Loss)
	(in $ thousands)
Appreciate 2%	42,323	(300)
Appreciate 5%	106,033	(751)
Depreciate 2%	(42,199)	300
Depreciate 5%	(105,257)	751

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

Investment Risk

As of December 31, 2019, our equity investments totaled $1,027.5 million. We adopted ASU 2016-01, “Classification and Measurement of Financial Instruments,” beginning January 1, 2018. After the adoption of the new accounting update, we measure investments in equity securities other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the alternative measurement). Changes in the basis of these investments are reported in current earnings. We recognized gain of $207.4 million in upward adjustment for fair value changes on investments for the year ended December 31, 2019.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Investments using alternative measurement methods are investments in privately held companies. Valuations of our investments in private companies are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2019, the carrying value of our investments using alternative measurement method was $558.6 million.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. In 2019, we recorded $249.9 million of investment related impairment charges. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2019 totaled $951.2 million, which were composed of bank time deposits with maturity over three months but within one year.

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities

In July 2019, we issued $800 million principal amount of senior notes due 2024 (the “2024 Notes”). The 2024 Notes were issued at par value and bear interest rate at a rate of 3.50% per year, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to the maturity.

Please refer to Exhibits 2.5, 2.6 and 2.7 to this annual report for the information relating to the 2024 Notes required by Item 12.A of Form 20-F.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;
●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	the fees, expenses and other charges charged by JPMorgan Chase Bank, N.A. and/or its agent (which may be a division, branch or affiliate) in connection with the conversion of foreign currency into U.S. dollars; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2019, we received reimbursement of $0.7 million from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As of the date of this annual report, we have used all of the net proceeds from our initial public offering in 2014, primarily for the repayment of $276.6 million loan amount due to SINA, and the rest in our daily operations.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2019 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2018 and 2019:

	2018	2019
Audit Fees(1)	$1,660,345	$1,592,579
Audit Related Fees(2)	129,195	399,739
All Other Fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2018 and 2019, the audit refers to financial audit.
(2)	“Audit-related fees” primarily consists of fees related to the issuance of comfort letter in our offering of 2024 Notes in 2019 and other audit-related services.

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

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Because SINA owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the Nasdaq Stock Market Marketplace Rules, or the Nasdaq Rules. We intend to rely on certain exemptions that are available to controlled companies from Nasdaq corporate governance requirements, including the requirements:

●	that our director nominees must be selected or recommended solely by independent directors; and
●	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We intend to rely on the exemption available to foreign private issuers for the requirements:

●	that the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1); and
●	that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A).

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

2.5

Indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company's Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.6

First supplemental indenture, dated as of July 5, 2019 between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.2 to the Company's Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.7*	Description of the registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934

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

4.14

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.14 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

4.15

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.15 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

4.16

English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.16 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

4.17

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.17 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

4.18

English Translation of the Share Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.18 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

Exhibit Number	Description

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

12.1*	Certificate of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP.

15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

	By:	/s/ Gaofei Wang
		Name:	Gaofei Wang
		Title:	Chief Executive Officer

Date: April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for investments in equity securities in 2018.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of investments in equity securities without readily determinable fair value

As described in Note 2 and Note 4 to the consolidated financial statements, the Company's consolidated investments in equity securities without readily determinable fair value was $559 million as of December 31, 2019. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, management makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, management estimates the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgment is applied by management in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgments include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, including cash flow forecasts and critical assumptions used in cash flow forecasts.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in equity securities without readily determinable fair value is a critical audit matter are there was significant judgment by management in (i) making the qualitative assessment of whether investments in equity securities were impaired and (ii) determining the fair value of these equity securities. This in turn led to significant auditor judgment and effort in performing procedures to (i) evaluate the reasonableness of significant judgments management applied in determining whether the investments in equity securities were impaired and to (ii) evaluate the reasonableness of significant assumptions management used in determining the fair value, including revenue growth rate, discount rate, selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessment of investments in equity securities without readily determinable fair value, including controls over the qualitative assessment of whether investments in equity securities were impaired and determining the fair value of these equity securities. These procedures also included, among others, (i) testing management's process for making the qualitative assessment of whether investments in equity securities were impaired by assessing the investees’ performance data as well as other relevant market information considered by management; (ii) evaluating the appropriateness of the valuation methodology used in management's fair value estimate; (iii) testing the completeness, accuracy and relevance of underlying data used in the models, and evaluating the reasonableness of significant assumptions used by management; and (iv) using professionals with specialized skill and knowledge to assist in assessing the valuation models, certain assumptions and testing of the mathematical accuracy of the valuation models.

/s/PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 29, 2020

We have served as the Company’s auditor since 2013.

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,234,596	$1,452,985
Short-term investments	591,269	951,235
Accounts receivable due from third parties, net of allowances for doubtful accounts of $11,799 and $36,594 as of December 31, 2018 and 2019, respectively	190,036	262,158
Accounts receivable due from Alibaba, net of allowances for doubtful accounts of nil and nil as of December 31, 2018 and 2019, respectively (Note 10)	48,222	60,392
Accounts receivable due from other related parties, net of allowances for doubtful accounts of $630 and nil as of December 31, 2018 and 2019, respectively (Note 10)	130,835	99,675
Prepaid expenses and other current assets (including loans to and interest receivables from other related parties of $43,695 and $301,526 as of December 31, 2018 and 2019, respectively)	168,821	424,905
Amount due from SINA (Note 10)	105,319	384,828
Total current assets	2,469,098	3,636,178
Property and equipment, net	45,623	46,729
Operating lease assets	—	9,730
Intangible assets, net	21,103	17,524
Goodwill	29,346	28,989
Long-term investments	694,586	1,027,459
Other assets	14,926	37,577
Total assets	$3,274,682	$4,804,186
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of $347,770 and $436,705 as of December 31, 2018 and 2019, respectively.)
Accounts payable	$123,730	$126,247
Accrued and other liabilities	317,437	460,872
Operating lease liability, short-term	—	4,708
Income taxes payable	88,683	100,245
Deferred revenues	99,994	108,783
Total current liabilities	629,844	800,855
Long-term liabilities
Convertible debt	884,123	888,266
Unsecured senior notes	—	793,985
Deferred tax liability	12,577	33,972
Operating lease liability, long-term	—	5,289
Total long-term liabilities	896,700	1,721,512
Total liabilities	$1,526,544	$2,522,367

Commitments and contingencies (Note 17)

Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 224,838 shares (including 123,059 Class A ordinary shares and 101,779 Class B ordinary shares) and 226,310 shares (including 124,531 Class A ordinary shares and 101,779 Class B ordinary shares) issued and outstanding as of December 31, 2018 and 2019, respectively.	$57	$57
Additional paid-in capital	1,071,836	1,133,913
Accumulated other comprehensive loss	(49,615)	(68,559)
Retained earnings	723,181	1,217,856
Total Weibo shareholders' equity	1,745,459	2,283,267
Non-controlling interests	2,679	(1,448)
Total shareholders' equity	1,748,138	2,281,819
Total liabilities and shareholders’ equity	$3,274,682	$4,804,186

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Year Ended December 31,
	2017	2018	2019

Revenues:
Advertising and marketing revenues
Third parties	$780,545	$1,172,136	$1,202,437
Alibaba (Note 10)	84,688	117,696	97,772
SINA and other related parties (Note 10)	131,512	209,348	230,002
	996,745	1,499,180	1,530,211
Value-added services revenues	153,309	219,338	236,703
Total revenues	1,150,054	1,718,518	1,766,914
Costs and Expenses
Cost of revenues	231,255	277,648	328,826
Sales and marketing	275,537	527,424	465,339
Product development	193,393	249,873	284,444
General and administrative	42,315	43,755	90,721
Goodwill and acquired intangibles impairment	—	10,554	—
Total costs and expenses	742,500	1,109,254	1,169,330
Income from operations	407,554	609,264	597,584
Income (loss) from equity method investments	1,030	57	(13,198)
Realized gain (loss) from investments	14	(287)	612
Fair value changes through earnings on investments, net	—	40,074	207,438
Investment related impairment	(4,747)	(24,074)	(249,935)
Interest and other income, net	13,260	43,808	59,896
Income before income tax expenses	417,111	668,842	602,397
Provision of income taxes	66,746	96,222	109,564
Net income	$350,365	$572,620	$492,833
Less: Net income (loss) attributable to non-controlling interests	(2,225)	797	(1,842)
Net income attributable to Weibo	$352,590	$571,823	$494,675

Net income	$350,365	$572,620	$492,833
Other comprehensive income (loss)
Currency translation adjustments (net of tax of nil, nil, and nil for 2017, 2018 and 2019, respectively)	37,822	(60,273)	(19,029)
Change in unrealized loss from available-for-sale securities (net of tax of nil, nil, and nil for 2017, 2018, and 2019, respectively)	(995)	—	—
Total comprehensive income	$387,192	$512,347	$473,804
Less: Comprehensive income (loss) attributable to non-controlling interests	(1,926)	668	(1,927)
Comprehensive income attributable to Weibo	$389,118	$511,679	$475,731
Shares used in computing net income per share attributable to Weibo:
Basic	220,555	223,751	225,452
Diluted	225,363	232,683	226,412
Income per share:
Basic	$1.60	$2.56	$2.19
Diluted	$1.56	$2.52	$2.18

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

				Accumulated	Retained
			Additional	Other	Earnings	Non-	Total
	Ordinary Shares		Paid-In	Comprehensive	(Accumulated	controlling	Shareholders’
	Shares	Amount	Capital	Income (Loss)	Deficit)	Interests	Equity
Balance at December 31, 2016	218,076	$55	$979,805	$(26,994)	$(199,641)	$4,133	$757,358
Issuance of ordinary shares pursuant to stock plan	4,630	1	2,206	—	—	—	2,207
Non-cash stock-based compensation	—	—	48,037	—	—	—	48,037
Net income (loss)	—	—	—	—	352,590	(2,225)	350,365
Currency translation adjustments	—	—	—	37,523	—	299	37,822
Unrealized loss from available-for-sale securities	—	—	—	(995)	—	—	(995)
Balance at December 31, 2017	222,706	$56	$1,030,048	$9,534	$152,949	$2,207	$1,194,794
Issuance of ordinary shares pursuant to stock plan	2,132	1	777	—	—	—	778
Non-cash stock-based compensation	—	—	41,011	—	—	—	41,011
Impact of adoption of new revenue guidance (Note 2)	—	—	—	—	(596)	—	(596)
Impact of adoption of new guidance for investments in equity securities (Note 2)	—	—	—	995	(995)	—	—
Net income	—	—	—	—	571,823	797	572,620
Currency translation adjustments	—	—	—	(60,144)	—	(129)	(60,273)
Purchase of subsidiaries' shares from non-controlling shareholders	—	—	—	—	—	(196)	(196)
Balance at December 31, 2018	224,838	$57	$1,071,836	$(49,615)	$723,181	$2,679	$1,748,138
Issuance of ordinary shares pursuant to stock plan	1,472	—	319	—	—	—	319
Non-cash stock-based compensation	—	—	61,289	—	—	—	61,289
Purchase of a subsidiary's shares from non-controlling shareholders	—	—	469	—	—	(2,200)	(1,731)
Net income (loss)	—	—	—	—	494,675	(1,842)	492,833
Currency translation adjustments	—	—	—	(18,944)	—	(85)	(19,029)
Balance at December 31, 2019	226,310	$57	$1,133,913	$(68,559)	$1,217,856	$(1,448)	$2,281,819

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2017	2018	2019

Cash flows from operating activities:
Net income	$350,365	$572,620	$492,833
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,328	19,847	25,772
Stock-based compensation	48,037	41,011	61,289
Amortization of operating lease - right of use assets	—	—	3,793
Provision for allowance for doubtful accounts	5,478	6,226	38,561
Deferred income taxes	(1,503)	4,438	16,839
(Income) Loss from equity method investments	(1,030)	(57)	13,198
Dividend received from equity method investments	267	657	932
(Gain) Loss on sale of investments	(14)	287	(612)
Fair value changes through earnings on investments	—	(40,074)	(207,438)
Investment related impairment	4,747	24,074	249,935
Goodwill and acquired intangibles impairment	—	10,554	—
Gain on disposal of property and equipment	(85)	(120)	(120)
Amortization of convertible debt and unsecured senior notes issuance cost	690	4,140	4,803
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	(41,395)	(109,654)	(115,086)
Accounts receivable due from Alibaba	(18,539)	(8,028)	(13,032)
Accounts receivable due from other related parties	410	(103,982)	28,362
Prepaid expenses and other current assets	(28,050)	(49,381)	(20,128)
Other assets	(649)	(1,044)	(101)
Accounts payable	22,121	64,277	5,161
Accrued and other liabilities	88,474	55,560	117,606
Amount due to (from) SINA	209	(48,687)	(90,129)
Deferred revenues	31,967	24,375	11,254
Operating lease liabilities	—	—	(3,502)
Income taxes payable	62,323	20,968	11,463
Net cash provided by operating activities	539,151	488,007	631,653
Cash flows from investing activities:
Purchases of short-term investments	(1,439,558)	(1,792,481)	(1,230,596)
Maturities of short-term investments	696,245	1,989,055	869,792
Cash paid (including prepayment) on long-term investments	(54,640)	(419,126)	(688,920)
Proceeds from disposal of/refund of prepayment on long-term investments	2,458	85,134	60,307
Proceeds from disposal of property and equipment	107	136	122
Purchases of property and equipment	(20,454)	(28,350)	(21,746)
Loan to SINA	(59,534)	(149,460)	(233,884)
Repayment of loan by SINA	62,252	101,060	43,567
Cash paid for business acquisition, net of cash acquired	(2,298)	(40,000)	—
Net cash used in investing activities	(815,422)	(254,032)	(1,201,358)
Cash flows from financing activities:
Proceeds from employee options exercised	2,285	781	275
Proceeds from convertible notes, net of debt issuance costs	879,293	—	—
Proceeds from unsecured senior notes, net of debt issuance costs	—	—	793,325
Loan from SINA	62,000	—	—
Repayment of loan from SINA	(60,000)	(2,000)	—
Payments to non-controlling shareholders	—	(196)	(1,731)
Net cash provided by (used in) financing activities	883,578	(1,415)	791,869
Effect of exchange rate changes on cash and cash equivalents	28,880	1,083	(3,775)
Net increase in cash and cash equivalents	636,187	233,643	218,389
Cash and cash equivalents at the beginning of the year	364,766	1,000,953	1,234,596
Cash and cash equivalents at the end of the year	$1,000,953	$1,234,596	$1,452,985
Supplemental disclosure of cash flow information
Cash paid for interest expenses on matching loan from SINA	$(1,537)	$—	$—
Cash paid for interest expenses on convertible debt	$—	$(11,719)	$(11,250)
Cash paid for income taxes	$(8,168)	$(70,060)	$(80,666)
Supplemental schedule of non-cash investing and financing activities
Property and equipment in accounts payable	$3,667	$5,258	$4,693
Unpaid consideration for acquisition	$—	$10,000	$—
Consideration settled for acquisition (Note 10)	$—	$—	$(10,000)

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Weibo Corporation (“Weibo” or the “Company”) is a leading social media for people to create, share and discover content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating information timely and gauging public opinion to improve public services. Charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging celebrities and organizations on Weibo to amplify their impact to society. Weibo generates its revenues mostly from advertising and marketing services, as well as from value-added services, including VIP membership, live streaming, and game-related services.

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

Weibo Corporation, an exempted company with limited liability, is the holding company for the Weibo business. Weibo HK is a wholly owned subsidiary of Weibo, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The operation of Weibo business is carried out by various subsidiaries and variable interest entities (“VIE”) of the Company. The Company’s VIEs and VIEs’ subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIEs and VIEs’ subsidiaries together are referred to as “the Group.”

The following sets forth the Company’s major subsidiaries, major VIE and major VIE’s subsidiary:

			Percentage of
			Direct/
			Indirect
	Date of	Place of	Economic
Company	Incorporation	Incorporation	Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or "the WFOE”)	October 11, 2010	PRC	100%

Major VIE and major VIE's subsidiary
Beijing Weimeng Technology Co., Ltd (“Weimeng")	August 9, 2010	PRC	100%

Beijing Weibo Interactive Internet Technology Co., Ltd. (“Weibo Interactive”)	Acquired in May 2013	PRC	100%

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA granted the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sub licensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company granted SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sub licensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue to be in effect unless terminated by SINA should the Company breach the terms as provided in the agreement.

Transactions between SINA and Weibo

Accounts receivable directly related to Weibo but for which SINA will receive payments and remit payments to the Group, as well as accounts receivable directly from SINA, are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group, as well as liabilities directly to SINA, are included in the amount due to SINA. Loans from SINA are presented under cash flow from financing activities, whereas loans to SINA are presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated is presented under operating activities in the consolidated statements of cash flows. The Group’s consolidated statements of comprehensive income contains all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by management.

Total cost and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Cost of revenues	$13,699	$16,824	$22,246
Sales and marketing	9,732	11,558	9,770
Product development	11,312	11,688	13,141
General and administrative	6,393	7,264	6,691
	$41,136	$47,334	$51,848

While the costs and expenses allocated to the Group for these items are not necessarily indicative of the costs and expenses that would have been incurred if the Group had been a separate and independent entity, the Company does not believe that there is any significant difference between the nature and amount of these allocated costs and expenses and the ones that would have been incurred if the Group had been a separate and stand-alone entity.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, VIEs, of which the Company is the primary beneficiary, and VIEs' subsidiaries. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIEs, which holds critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and expense, and net income in China were generated directly or indirectly through the VIEs. The Company, through the WFOE, has signed various agreements with the VIEs to allow the transfer of economic benefits from the VIEs to the Company. The Group has determined that it is the primary beneficiary of the VIEs through Weibo Technology’s contractual arrangements with the VIEs. Accordingly, the Company has consolidated the VIEs’ results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2018 and 2019, the total amount of interest-free loans to the VIEs’ shareholders was $82.1 million and $81.1 million, respectively. The aggregate accumulated income of the VIEs and VIEs’ subsidiaries was $23.2 million and $33.1 million as of December 31, 2018 and 2019, which were included in the Group’s consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	As of December 31,
	2018	2019
	(In thousands)
Cash, cash equivalents and short-term investments	$55,506	$99,465
Accounts receivable	366,128	420,686
Prepaid expenses and other current assets	121,210	101,363
Amount due from SINA	31,787	116,535
Property and equipment, net	449	243
Operating lease assets	—	686
Intangible assets, net	21,103	17,524
Goodwill	29,346	28,989
Long-term investments	275,819	380,420
Deferred tax assets	5,778	10,608
Others	1,464	8,625
Total assets	$908,590	$1,185,144

Accounts payable	$79,881	$86,417
Accrued and other liabilities	181,188	254,564
Deferred revenues	65,531	66,533
Income taxes payable	21,170	28,970
Amount due to the subsidiaries of the Group	440,563	632,900
Operating lease liability	—	586
Deferred tax liability	11,875	11,453
Total liabilities	$800,208	$1,081,423

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Net revenues	$906,129	$1,416,367	$1,472,867
Net income after intercompany service fee charge	$21,252	$56,466	$9,874

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Net cash provided by (used in) operating activities	$(66,972)	$46,738	$(100,987)
Net cash used in investing activities	$(34,720)	$(331,243)	$(280,404)
Net cash provided by financing activities	$76,232	$292,151	$441,952
Net increase (decrease) in cash and cash equivalents	$(25,460)	$7,646	$60,561

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to $144.1 million and $152.0 million as of December 31, 2018 and 2019, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was $21.4 million, $25.6 million and $27.6 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, the domain names of Weibo.com, Weibo.cn and Weibo.com.cn and so on. Recognized revenue-producing assets held by the VIEs include live streaming platform technology, supplier-relationship contracts, and trademark and domain names, which were acquired through the previous acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, VIP membership, and game-related services, as well as trademarks, are also held by Weibo Technology.

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

Due to its control over the VIEs, Weibo Technology has the right to determine the service fees to be charged to the VIEs under these agreements. By considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of the VIEs, applicable tax rates, planned capital expenditure and business strategies, Weibo Technology charged an amount of $618.1 million, $842.6 million and $834.8 million in service fees from the VIEs under these agreements for the years ended December 31, 2017, 2018 and 2019, respectively, which was determined based on the actual cost incurred for providing such service and the cash position and operation of the VIEs.

Under the trademark license agreement, Weibo Technology has granted the VIEs trademark licenses to use its trademarks for specific areas, and the VIEs are obligated to pay license fees to Weibo Technology. The term of the agreement is for one year and is automatically renewed provided that there is no objection from Weibo Technology.

The Company believes that the contractual arrangements among the WFOE, VIEs and VIEs’ shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

2. Significant Accounting Policies

Basis of presentation

The preparation of the Group’s consolidated financial statements is in conformity with U.S. GAAP. The consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIEs, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, stock-based compensation, the estimated useful lives of assets, convertible debt, business combination, and foreign currency. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The Group adopted the new revenue guidance since January 1, 2018, using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior periods amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting method under ASC 605. The main impacts are a) the presentation of value added tax recognized in revenue from "gross" to "net", which results in equal decrease of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses. The cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard was a decrease of $0.6 million, which resulted from advertising barter transactions.

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group's contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

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

Revenue disaggregated by revenue source for the years ended December 31, 2017, 2018 and 2019 consists of the following:

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Advertising and marketing revenues	$996,745	$1,499,180	$1,530,211
Value-added services revenues	153,309	219,338	236,703
Total revenues	$1,150,054	$1,718,518	$1,766,914

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. No material impact on the contract assets arose from the new guidance of revenue recognition. Deferred revenue related to unsatisfied performance obligations at the end of the period mainly consists of the unamortized balance of customer advance of advertising and marketing services. The deferred revenues are recognized based on customers' consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the periods was $67.2 million and $88.3 million for the years ended December 31, 2018 and 2019, respectively.

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

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combination of service to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition. Contracts with customers of online advertising may require cooperation from third parties. The Group pays a predetermined portion of revenues it earned from advertising contracts to the third parties such as key opinion leaders who participate in advertising and promotion activities by monetizing their social assets. The Group has determined that it is the principal in these transactions, as it is primarily responsible for fulfilling all the obligations related to advertising contracts. The Group has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Group records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

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

Live streaming. Live streaming generates revenue from sales of virtual items on the live-streaming platform (“Yizhibo”). Users can access the platform and view the live streaming content and interact with the broadcasters for free.

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

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. Prior to the adoption of ASC606, the Group presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. The Group is subject to 6.7% Value-Added Tax ("VAT") and surcharges for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues. Pursuant to the adoption of ASC 606 effectively beginning January 1, 2018, the new guidance of revenue recognition requires the presentation of Value-Added Tax (“VAT”) recognized in revenue from "gross" to "net", which results in equal decrease of revenues and cost of revenues. Moreover, the 3% cultural business construction fees was reduced to 1.5% since July 1, 2019. The total amount of such taxes on its advertising and marketing revenues for the years ended December 31, 2017, 2018 and 2019 were $90.6 million, $52.9 million and $40.7 million, respectively, with VAT not included in the cost of revenues for the years ended December 31, 2018 and 2019.

Sales and Marketing Expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. Pursuant to the adoption of ASC 606 effectively beginning January 1, 2018, the new guidance of revenue recognition requires the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses. For the years ended December 31, 2017, 2018 and 2019, the advertising and promotional expenses were $200.6 million, $428.8 million and $352.3 million, respectively.

Product development expenses

Product development expenses consist mainly of payroll-related expenses and infrastructure costs incurred for enhancement to and maintenance of the Group’s platform, as well as costs associated with new product development and product enhancements, part of which were allocated from SINA. The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

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

Accounts receivable and allowances for doubtful accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that will not be collected. The Group determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior period and other factors, such as credit-worthiness of the customers and the age of the receivable balances. The Group also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in impairment of their ability to make payments, more bad debt allowances may be required.

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

The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of the Group’s long-term investments in the equity securities of publicly listed companies are measured using quoted market prices. The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, would be measured at fair value only if they were determined to be impaired.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from/to SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature. See Note 15 Fair Value Measurement for additional information.

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The Group uses the equity method to account for ordinary-share-equivalent equity investments on which it has significant influence but does not own a majority equity interest or otherwise control.

Adoption of ASU 2016-01 and Its Implication

Before the adoption of ASU 2016-01 in 2018, the Group used cost method to account for equity investments on which the Group does not have significant influence, or the investments in which the Group holds equity shares that are not common shares/in-substance common share without readily determinable fair value. For marketable equity securities, the Group reported them at fair value and accounted for them as available-for-sale (“AFS”) securities under long-term investments.

After adopting ASU 2016-01 on January 1, 2018, the Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, including cash flow forecasts and critical assumptions used in cash flow forecasts. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

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

Leases

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, “Leases (Topic 842)”, which requires a lessee to recognize assets and liabilities arising from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset (the Operating Lease Assets) representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy choice not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and to not retrospectively adjust prior periods financial statements.

On January 1, 2019, the Group adopted the new lease standard using the transition method by applying the standard to all leases existing at the date of initial application. The Group chose to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs or whether an existing or expired contract contains a lease according to the practical expedients permitted under the transition method.

The Group did not retrospectively adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement. The adoption of new leasing guidance resulted in recognition of $14.4 million of right-of-use asset and $14.9 million of leasing liability as of January 1, 2019, respectively, and no impact to the beginning retained earnings of the year.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $14.7 million, $18.5 million and $22.4 million for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Convertible debt and unsecured senior notes

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

The unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums, if any, issuance costs and other incidental fees, all of which are recorded as a direct deduction of the proceeds received from issuing the unsecured senior notes and the related accretion is recorded as interest expense in the consolidated statement of comprehensive income over the estimated term using the effective interest method.

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

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net income/loss attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s consolidated statements of comprehensive income. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated financial statements to distinguish the interests from that of the Company.

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

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2017, 2018, and 2019 were a gain of $37.8 million, a loss of $60.3 million and a loss of $19.0 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

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

As of December 31, 2018 and 2019, the Group had $1.73 billion and $2.21 billion, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba accounted for 7%, 7% and 6% of the Group’s revenues for the years ended December 31, 2017, 2018 and 2019, respectively. No other customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 23%, 26%, and 28% of the Group’s revenues for the years ended December 31, 2017, 2018, and 2019, respectively.

As of December 31, 2018 and 2019, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consists of amounts due from advertising agencies and direct customers. Alibaba accounted for 13% and 14%, respectively, of the Group's net accounts receivables as of December 31, 2018 and 2019, while one customer accounted for 22% and 8% at the same dates.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2018 and 2019, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $950.8 million and $936.9 million, accounting for 52% and 39% of the Group’s total cash, cash equivalents and short-term investments balance. As of December 31, 2018 and 2019, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was $368.8 million and $422.2 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2018 and 2019, the Group’s current liabilities balance denominated in RMB was $620.4 million and $744.2 million, accounting for 99% and 93% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of the RMB. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In June 2016, the FASB issued of ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for the Group in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. The Group expects the initial impact of applying ASU 2016-13 on the consolidated financial statements to be immaterial to the retained earnings as of January 1, 2020.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2018	2019
	(In thousands)
Cash and cash equivalents:
Cash	$1,234,596	$1,452,985

Short-term investments:
Bank time deposits	591,269	951,235

Total cash, cash equivalents and short-term investments	$1,825,865	$2,404,220

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was $19.5 million, $58.0 million and $85.4 million for the years ended December 31, 2017, 2018 and 2019, respectively. The maturity dates for the time deposits were within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Cost Method/
	Equity Securities		Available-for-Sale
	Without Readily		Securities/Equity Securities With
	Determinable Fair		Readily Determinable
	Values	Equity Method	Fair Values	Total
	(In thousands)
Balance at December 31, 2016	$390,330	$4,329	$5,274	$399,933
Investments made/transferred from prepayments	31,776	22,307	—	54,083
Gain from equity method investment	—	1,030	—	1,030
Dividend received from equity method investment	—	(267)	—	(267)
Impairment on investments	(4,747)	—	—	(4,747)
Unrealized loss	—	—	(995)	(995)
Currency translation adjustment	2,997	303	—	3,300
Balance at December 31, 2017	$420,356	$27,702	$4,279	$452,337
Investments made/transferred from prepayments	134,797	97,337	—	232,134
Gain from equity method investment	—	57	—	57
Dividend received from equity method investment	—	(657)	—	(657)
Disposal of investments	—	(1,623)	—	(1,623)
Impairment on investments	(23,557)	—	—	(23,557)
Fair value change through earnings (including adjustment of subsequent price changes)	42,877	—	(2,803)	40,074
Currency translation adjustment	(3,854)	(325)	—	(4,179)
Balance at December 31, 2018	$570,619	$122,491	$1,476	$694,586
Investments made/transferred from prepayments	268,734	91,869	15,017	375,620
Loss from equity method investment	—	(13,198)	—	(13,198)
Dividend received from equity method investment	—	(932)	—	(932)
Disposal of investments	(1,724)	(165)	—	(1,889)
Reclassification of equity investment without readily determinable fair values to those with readily determinable fair values	(81,385)	—	81,385	—
Impairment on investments	(230,859)	—	—	(230,859)
Fair value change through earnings (including adjustment of subsequent price changes)	35,838	—	171,600	207,438
Currency translation adjustment	(2,621)	(686)	—	(3,307)
Balance at December 31, 2019	$558,602	$199,379	$269,478	$1,027,459

For the years ended December 31, 2018 and 2019, the Group invested in private high-tech companies totaling $134.8 million and $268.7 million, respectively, which were accounted for under equity investments without readily determinable fair values. These investments were to further expand and strengthen the Group’s ecosystem and included a follow-on investment of $100 million in Yixia Tech Co., Ltd. (“Yixia Tech”), a developer of mobile video apps. The follow-on investment in Yixia Tech resulted in an aggregate investment in the company of $290 million prior to the $214.7 million impairment recognized in 2019 as described below. The Group also invested $97.3 million and $91.9 million in companies, which were accounted for under equity method, in 2018 and 2019, respectively. These investments mainly included a $48.0 million and a $45.0 million investment in two investing funds in 2018 and a $57.4 million investment in a company providing consumer finance services in 2019.

The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators noted and the fair value is lower than the carrying value.

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of December 31, 2018 and 2019, respectively, including cumulative upward and downward adjustments made to the initial cost basis of the securities (in thousands):

Cumulative Results
Initial cost basis	$555,153
Upward adjustments	42,877
Downward adjustments (impairment only)	(23,557)
Foreign currency translation	(3,854)
Total carrying value at December 31, 2018	$570,619

Initial cost basis	$738,035
Upward adjustments	81,458
Downward adjustments (impairment only)	(254,416)
Foreign currency translation	(6,475)
Total carrying value at December 31, 2019	$558,602

The Group recorded $42.9 million and $38.6 million gains from investments (upward adjustments) and nil and $ 2.7 million loss from investment (downward adjustment) in 2018 and 2019, respectively, which were based on identified observable price changes, indicated by new issuance of identical securities of the same investee or transactions of identical securities by other existing shareholders. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements. Except for the $2.7 million loss which was realized upon disposal of certain investment in 2019, the Group did not dispose any interests of these investments and all of the gains were unrealized as of December 31, 2018 and 2019, respectively. The Group also recognized $23.6 and $230.9 million impairment charges to investments without readily determinable fair value for the years ended December 31, 2018 and 2019, respectively. It mainly included a partial impairment charge of $214.7 million to Yixia Tech in 2019 due to its unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future. The Group has engaged an independent valuation firm to help management assess the fair value of Yixia Tech as of December 31, 2019 using Level 3 of fair value measurement and concluded that the partial impairment was warranted at the yearend, resulting in a remaining carrying value of $75.3 million in Yixia Tech.

Due to the adoption of ASU 2016-01, the AFS was reclassified to investment with readily determinable fair values beginning January 1, 2018. Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. In December 2019, one of the Group’s investees, Beijing Showworld Technology Co., Ltd. (“Showworld”), a company providing social and new media marketing services, completed its listing on Shanghai Stock Exchange through an equity reconstruction with a then-listed company. Before its IPO, the Group accounted the investment under equity securities without readily determinable fair values and then reclassified it to investment with readily determinable fair values the moment it went public. The Group has recorded an unrealized gain of $176.2 million from fair value change of Showworld for the year ended December 31, 2019. The Group has several other investments in marketable equity securities with fair value of $11.9 million as of December 31, 2019.

The following table shows the carrying amount and fair value of the marketable security:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
	(In thousands)
One marketable security	$5,274	$—	$(3,798)	$1,476
December 31, 2018	$5,274	$—	$(3,798)	$1,476
Showworld	$81,385	$176,169	$—	$257,554
Other marketable securities	20,292	513	(8,881)	11,924
December 31, 2019	$101,677	$176,682	$(8,881)	$269,478

The Group recorded impairment charges of $4.7 million, $24.1 million and $249.9 million on its long-term investments and prepayments for the years ended December 31, 2017, 2018 and 2019, respectively, as a result of the investees not performing to expectation or them becoming incapable of making repayments. The impairment charges in 2018 included an $11.9 million write-off on an online-reading business and a $9.7 million write-off on a company operating in game business, while that of 2019 included write-offs of prepayments of $19.1 million and the partial impairment charge of $214.7 million to the carrying value of Yixia Tech, as well as other impairments of $16.2 million.

5. Leases

The Group has operating leases primarily for office spaces in China. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included in operating lease right-of-use assets, operating lease liabilities, short-term, and operating lease liabilities, long-term on the Group’s consolidated balance sheets. The Group has chosen to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms at the lease commencement dates. The Group uses its incremental borrowing rate in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group’s understanding of what interest the Group would pay in order to obtain a borrowing with an amount equivalent to the lease payments in a similar economic environment over the lease term on a collateralized basis from banks in China.

Certain lease agreements contain an option for the Group to renew a lease for a term agreed by the Group and the lessor or an option to terminate a lease earlier than the maturity dates. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Group’s leases contain free or escalating rent payment terms. The Group’s lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Group has chosen to combine payments for non-lease components with lease payments and accounted them together as a single lease component. Payments under the lease arrangements are primarily fixed. However, for arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Additionally, certain lease agreements with SINA contain variable payments, which are determined based on actual SINA headquarters spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities.

The components of lease cost for the year ended December 31, 2019 were as follows:

Year Ended
December 31, 2019
(In thousands)
Operating lease cost	$4,693
Short term lease cost	2,663
Variable lease cost	4,172
Total lease cost	$11,528

Other information related to leases was as follows:

Year Ended
December 31, 2019
Supplemental Cash Flows Information:	(In thousands)
Cash paid for operating leases	$4,683
Operating lease assets obtained in exchange for operating lease liabilities	$944

Maturities of lease liabilities under operating leases as of December 31, 2019 were as follows:

Year Ended December 31,	(In thousands)
2020	$5,196
2021	4,528
2022	935
2023 and thereafter	—
Total future payments for recognized leasing assets	10,659
Less: imputed interest	(662)
Total lease liabilities	$9,997

As of December 31, 2019, operating leases recognized in lease liabilities have average remaining lease terms of 2.2 years and weighted-average discount rate of 5%. As of December 31, 2019, the Group had no lease contract that has been entered into but not yet commenced.

6. Acquisitions, Goodwill and Intangible Assets

On October 1, 2018(“Acquisition Date”), the Group entered into a series of business and asset transfer agreements with Yixia Tech to acquire the whole of the live streaming business of Yizhibo, which was previously operated by Yixia Tech. The acquisition included the Yizhibo APP and related assets/technology, employees and business contracts with a cash consideration of US$50 million. The Group had paid $40 million consideration payable to Yixia Tech in 2018 and settled the rest $10 million in 2019 (Note 10). The Group engaged an independent valuation firm to help management determine the value of assets and liabilities from the acquisition. Total identifiable intangible assets acquired on acquisition date included supplier-relationship of $9.7 million with estimated useful life of five years, core technology of $6.6 million with estimated useful life of eight years, and trademark and domain name of $5.6 million with estimated useful life of ten years. In addition, the Group had one immaterial acquisition in 2017 and there was no acquisition in 2019.

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

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising &	Value-added
	Marketing	services	Total
	(In thousands)
Balance as of December 31, 2017	$2,318	$11,102	$13,420
Acquisition of Yizhibo	27,152	—	27,152
Impairment	—	(10,554)	(10,554)
Currency translation adjustment	(124)	(548)	(672)
Balance as of December 31, 2018	$29,346	$—	$29,346
Currency translation adjustment	(357)	—	(357)
Balance as of December 31, 2019	$28,989	$—	$28,989

The Group performs at least annually a qualitative analysis on the goodwill arising from acquisitions taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other , including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. Based on the analysis, the Group recognized in 2018 an impairment charge of $10.6 million for the goodwill arising from certain acquisitions under value-added services segment due to the unsatisfied financial performance and not optimistic forecast of future revenues. No impairment provision was recorded for the years ended December 31, 2017 and 2019.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2018			As of December 31, 2019
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	(In thousand)			(In thousand)
Technology	$8,978	$(2,594)	$6,384	$8,869	$(3,351)	$5,518
Trademark and Domain name	5,623	(147)	5,476	5,555	(724)	4,831
Supplier-relationship	9,738	(495)	9,243	9,619	(2,444)	7,175
Others	2,326	(2,326)	—	2,298	(2,298)	—
Total	$26,665	$(5,562)	$21,103	$26,341	$(8,817)	$17,524

As of December 31, 2019, the Group’s intangible assets totaled $17.5 million, mainly consisted of technology, trademark and domain name, and supplier-relationship from the Yizhibo acquisition. The amortization expense for the years ended December 31, 2017, 2018 and 2019 was $0.6 million, $1.3 million and $3.4 million, respectively. As of December 31, 2019, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In thousands)
2020	$3,323
2021	3,323
2022	3,323
2023	2,677
2024 and thereafter	4,878
Total expected amortization expense	$17,524

7. Stock-Based Compensation

In August 2010, the Company adopted the 2010 Share Incentive Plan (the “2010 Plan”), which has a term of ten years and permits the grant of options, share appreciation rights, restricted shares and restricted share units of the Company to employees, directors and consultants of the Company and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance is reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. In March 2014, the 2010 Plan was terminated and all remaining shares were forwarded to the 2014 Plan.

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which included the remaining 4.6 million shares from the 2010 Plan plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which has a term life of ten years, were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Each share in the 2014 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talent. Stock based compensation related to the grants were amortized generally over four years on a straight-line basis (generally one year for performance-based restricted shares) with $48.0 million, $41.0 million and $61.3 million expensed for the years ended December 31, 2017, 2018 and 2019, respectively.

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Cost of revenues	$3,716	$3,522	$5,251
Sales and marketing	8,264	6,837	9,828
Product development	21,879	21,187	28,628
General and administrative	14,178	9,465	17,582
	$48,037	$41,011	$61,289

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2016	18,878
Addition	—
Granted*	(736)
Cancelled/expired/forfeited	398

December 31, 2017	18,540
Addition	—
Granted*	(1,597)
Cancelled/expired/forfeited	350

December 31, 2018	17,293
Addition	—
Granted*	(2,411)
Cancelled/expired/forfeited	222

December 31, 2019	15,104

*For the years ended December 31, 2017, 2018 and 2019, 0.7 million, 1.6 million and 2.4 million restricted share units were granted under the 2014 Plan, respectively. No options were granted for the three-year period ended December 31, 2019.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

				Weighted Average
	Options	Weighted Average		Remaining	Aggregate
	Outstanding	Exercise Price		Contractual Life	Intrinsic Value
	(In thousands)			(In years)	(In thousands)
December 31, 2016	2,587		$1.41	1.6	$101,403
Granted	—		$—
Exercised	(2,122)		$1.04
Cancelled/expired/forfeited	(28)		$0.68

December 31, 2017	437		$3.24	2.0	$43,800
Granted	—		$—
Exercised	(248)		$3.14
Cancelled/expired/forfeited	(5)		$1.16

December 31, 2018	184		$3.45	1.5	$10,089
Granted	—	$
Exercised	(95)		$3.41
Cancelled/expired/forfeited	—	$

December 31, 2019	89		$3.49	0.7	$3,799

Vested and expected to vest as of December 31, 2018	184		$3.45	1.5	$10,089
Exercisable as of December 31, 2018	184		$3.45	1.5	$10,089

Vested and expected to vest as of December 31, 2019	89		$3.49	0.7	$3,799
Exercisable as of December 31, 2019	89		$3.49	0.7	$3,799

The total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was $135.2 million, $25.6 million and $4.2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2017, 2018 and 2019 was $103.46, $58.43 and $46.35, respectively. Cash received from the exercise of stock options during the years ended December 31, 2017, 2018 and 2019 was $2.3 million, $0.8 million and $0.3 million, respectively.

As all compensation cost related to stock options has been fully amortized in 2017, there is no remaining unrecognized compensation cost as of December 31, 2018 and 2019, respectively.

Information regarding stock options outstanding is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2018
$ 3.25 - $3.36	32	$3.30	32	$3.30	0.8
$ 3.43 - $3.50	152	$3.48	152	$3.48	1.7
	184	$3.45	184	$3.45	1.5

As of December 31, 2019
$ 3.43 - $3.50	89	$3.49	89	$3.49	0.7

Restricted Share Units

Summary of Performance-Based Restricted Share Units

The following table sets forth a summary of performance-based restricted share unit activities:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)
December 31, 2016	108	$27.00
Awarded	155	$50.45
Vested	(102)	$27.00
Cancelled	(32)	$46.42

December 31, 2017	129	$50.32
Awarded	191	$86.63
Vested	(126)	$50.32
Cancelled	(190)	$86.90

December 31, 2018	4	$87.14
Awarded	98	$64.33
Vested	(4)	$87.14
Cancelled	(39)	$69.14

December 31, 2019	59	$61.17

As of December 31, 2018 and 2019, the unrecognized compensation cost (adjusted for estimated forfeitures) was $0.02 million and $0.4 million, respectively, which was related to performance-based restricted share units granted to the Company’s employees.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)
December 31, 2016	5,458	$17.23
Awarded	581	$62.87
Vested	(2,406)	$17.01
Cancelled	(366)	$17.72

December 31, 2017	3,267	$25.45
Awarded	1,406	$68.18
Vested	(1,757)	$21.59
Cancelled	(160)	$44.00

December 31, 2018	2,756	$48.62
Awarded	2,313	$45.49
Vested	(1,374)	$37.60
Cancelled	(183)	$48.48

December 31, 2019	3,512	$50.89

As of December 31, 2019, unrecognized compensation cost (adjusted for estimated forfeitures) was $150.7 million, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 3.2 years. The total fair value based on the vesting date of the restricted share units vested was $40.9 million, $37.9 million and $51.7 million for the years ended December 31, 2017, 2018 and 2019, respectively.

8. Other Balance Sheet Components

	As of December 31,
	2017	2018	2019
	(In thousands)
Accounts receivable, net:
Due from third parties		$201,835	$298,752
Due from Alibaba		48,222	60,392
Due from other related parties		131,465	99,675

Total gross amount		$381,522	$458,819
Allowance for doubtful accounts:
Balance at the beginning of the year	(6,529)	(8,114)	(12,429)
Additional provision charged to expenses, net	(5,478)	(6,226)	(38,561)
Write-off	3,893	1,911	14,396

Balance at the end of the year	(8,114)	(12,429)	(36,594)
		$369,093	$422,225

Prepaid expenses and other current assets:
Rental and other deposits		$684	$371
Deductable value-added taxes		4,539	652
Investment prepayments(1)		62,561	47,069
Loans to and interest receivables from investees (Note 10)		43,695	301,526
Advertising prepayment		4,575	3,406
Prepayment to outsourced service providers		4,730	3,483
Amounts deposited by users(2)		30,631	34,912
Content fees		11,021	14,013
Others		6,385	19,473
		$168,821	$424,905

Property and equipment, net:
Computers and equipment		$124,241	$132,477
Leasehold improvements		5,008	5,732
Furniture and fixtures		1,677	1,725
Others		2,696	3,696

Property and equipment, gross		133,622	143,630
Less: Accumulated depreciation		(87,999)	(96,901)
		$45,623	$46,729

Accrued and other liabilities(3):
Payroll and welfare		$56,349	$74,723
Marketing expenses		49,998	77,046
Payroll withholding taxes		3,547	3,547
Sales rebates		95,121	140,629
Professional fees		8,249	13,437
VAT and other tax payable		48,651	56,786
Payable to other service providers		1,266	578
Amounts due to users(2)		30,631	34,912
Unpaid consideration for acquisition		10,000	—
Unpaid consideration for investment		—	30,000
Interest payable for convertible debt and unsecured senior notes		1,500	15,344
Others		12,125	13,870
		$317,437	$460,872

(1)	Investment prepayments as of December 31, 2019 included a $40.5 million refund to be collected from a third-party due to mutual agreement to terminate the investment contract. For the years ended December 31, 2017, 2018 and 2019, the Group recognized nil, $0.5million, and $19.1 million of impairment charges on investment prepayments (all fully impaired), respectively, due to the deterioration of the investees' operation resulting in their inability to refund the prepayments.
(2)	Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out "red envelopes" and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and VIP membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivables temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.
(3)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2017	2018	2019
	(In thousands, except percentage)
Income before income tax expenses	$417,111	$668,842	$602,397
Add: loss from non-China operations	$52,261	$43,266	$106,256
Income from China operations	$469,372	$712,108	$708,653
Income tax expense applicable to China operations	$66,746	$96,222	$88,091
Income tax expense applicable to non-China operations	$—	$—	$21,473
Total income tax expenses	$66,746	$96,222	$109,564
Effective tax rate for China operations	14.2%	13.5%	12.4%

The Company generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. Stock-based compensation was recorded in the Company’s loss from non-China operations. In 2019, the Group’s non-China operations has recognized a $21.5 million deferred tax charges from fair value change of investments.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2016/2017, 2017/2018 and 2018/2019. Commencing from the year of assessment 2018/2019, the first HK$ 2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. As of December 31, 2019, the Company’s Hong Kong subsidiary had a net operating loss of $8.9 million, which can be carried forward indefinitely to offset future taxable income. Also as of December 31, 2019, deferred tax assets of Weibo HK consist mainly of net operating loss carried forward, for which a full valuation allowance was provided. Management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. On February 22, 2008, relevant governmental regulatory authorities released the qualification criteria, application procedures and assessment processes for “software enterprise,” which can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction, at a rate of 12.5% for the subsequent three years. The Group’s WFOE qualifies as a software enterprise and, thus, enjoyed an income tax exemption in 2015 and 2016, and a reduced enterprise income tax rate of 12.5% for the three-year period ended December 31, 2019. In late 2018 and 2019, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and 2018, respectively. The "key software enterprise" status entitled Weibo Technology to enjoy a further reduced preferential tax rate of 10% for 2017 and 2018. Thus, the Group's WFOE used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018 , and 2018 in 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and the Group will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained.

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

The operations of the Group’s WFOE in China is invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to Weibo HK. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to Weibo Corporation and are subject to the withholding taxes. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2019, the Group did not record any withholding tax for its PRC subsidiaries.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses of the Group:

	Years Ended December 31,
	2017	2018	2019
	(In thousands)
Deferred tax (benefits)/provisions	$(1,503)	$4,438	$16,839
Current income tax expenses	68,249	91,784	92,725

Income tax expenses	$66,746	$96,222	$109,564

Reconciliation of the statutory tax rate to the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2017	2018	2019
Statutory EIT rate	25.0%	25.0%	25.0%
Effect on tax holiday and preferential tax treatment(1)	(11.6)%	(12.1)%	(13.7)%
Permanent differences	0.2%	0.6%	(0.9)%
Change in valuation allowance	0.6%	0.0%	2.0%

Effective tax rate for China operations	14.2%	13.5%	12.4%
(1)	Included the impact of Weibo Technology’s preferential tax treatment of “key software enterprise” status of 2017 in 2018, and 2018 in 2019, respectively.

The provision for income taxes for China operations for the years ended December 31, 2017, 2018 and 2019 differs from the amounts computed by applying the statutory EIT rate primarily due to the preferential tax treatment of the WFOE, Weibo Technology, as a qualified software enterprise for the periods presented, as well as the " key software enterprise” status for 2017 and 2018.For the years ended December 31, 2017, 2018 and 2019, Weibo Technology enjoyed a tax reduction of $52.6 million, $77.2 million and $83.2 million, respectively, due to the preferential tax treatment of being a qualified software enterprise. It also recognized the preferential tax treatment of “key software enterprise” status of $10.8 million for 2017 in 2018, and $13.0 million for 2018 in 2019. The preferential tax treatment (including benefits from "key software enterprise" status) in the three-year period ended December 31, 2019 resulted in an effect of $0.25, $0.39 and $0.43 on basic net income per share in 2017, 2018 and 2019, respectively.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2018	2019
	(In thousands)
Deferred tax assets:
Net operating loss carry forwards	$4,180	$5,515
Less: valuation allowance	(4,180)	(5,515)
Depreciation, accounts receivable, accrued and other liabilities	25,327	42,932
Less: valuation allowance	(13,419)	(26,472)

Net deferred tax assets (included in other assets)	$11,908	$16,460

Deferred tax liabilities:
Acquired intangible assets	$2,310	$1,793
Depreciation	702	1,044
Investment gain	9,565	31,135

Total deferred tax liabilities	$12,577	$33,972

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2018 and 2019 was $17.6 million and $32.0 million, respectively. The change in valuation allowance was primarily due to bad debt expenses and investment impairment charges/fair value change of investments. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2018 and 2019, the Group had net operating loss carry forwards for China operations totaling $16.7 million and $22.1 million, respectively, for which full valuation allowance was provided as the Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these PRC entities. Net operating loss carry forwards for China operations as of December 31, 2019 will expire, if unused, in the years ending December 31, 2020 through December 31, 2024.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

Matching loans between Weibo and SINA.

In January 2017, the Company and its certain subsidiary entered into one-year loan agreements with SINA and one of SINA's subsidiaries, pursuant to which the Company is entitled to draw down U.S. dollar-denominated loan from SINA and the SINA's subsidiary is entitled to draw down equivalent RMB-denominated loan from the Company's subsidiary, to facilitate each other's business operations. All of the loans carried a fixed rate of interest equal to then current market interest rate as of the dates when the principal was drawn down.

For the year ended December 31, 2017, interest income that the Group earned from such RMB-denominated loans to SINA was $1.7 million, and interest expense that the Group paid for such U.S. dollar-denominated loans from SINA was $1.5 million, respectively. As of December 31, 2017, the Company and its subsidiary has settled both loans with SINA and the SINA's subsidiary with payment of U.S. dollar-denominated principal and interest expense of $61.5 million and receipt of RMB-denominated principal and interest income of $64.0 million, respectively.

Besides the matching loans, SINA lent an additional $2.0 million to Weibo in 2017, which was repaid to SINA in 2018. During 2018 and 2019, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA's business operations. SINA has withdrawn a total of $149.5 million and $233.9 million from the Group and repaid $101.1 million and $43.6 million to the Group during 2018 and 2019, respectively. As of December 31, 2018 and 2019, the loans to and interest receivable from SINA were $43.6 million and $236.6 million, respectively.

The following sets forth significant related party transactions with the Company:

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Transactions with SINA
Revenue billed through/for service provided to SINA(1)	$64,093	$90,645	$137,223
Costs and expenses allocated from SINA(2)	$41,136	$47,334	$51,848
Interest income on matching loan to SINA	$1,735	$—	$—
Interest expense on matching loan from SINA	$1,537	$—	$—
Interest income on loans to SINA	$—	$2,425	$9,295
(1)	For the years ended December 31, 2017, 2018 and 2019, the Group charged $64.1 million, $90.6 million and $137.2 million for services provided to SINA or to third parties billed through SINA, respectively.
(2)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed $22.9 million, $23.4 million, and $37.5 million for other costs and expenses incurred by Weibo but paid by SINA in 2017, 2018 and 2019, respectively.

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Transactions with Alibaba
Advertising and marketing services provided to Alibaba	$84,688	$117,696	$97,772
Services provided by Alibaba	$32,734	$47,642	$50,205

The following sets forth related party outstanding balance:

	As of December 31,
	2018	2019
	(In thousands)
Amount due from SINA(3)	$105,319	$384,828
Accounts receivable due from Alibaba	$48,222	$60,392
Loan to and interest receivables(4)	$43,695	$301,526
-Company A (an investee in e-commerce business)	$43,695	$160,010
-Company B (an investee providing social and new media marketing services)	$—	$60,602
-Company C (an investee providing online brokerage services)	$—	$40,982
-others	$—	$39,932
(3)	The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2018 and 2019, the amount due from SINA also included loans to and interest receivables from SINA of $43.6 million at an annual interest rate of 4.8% and $236.6 million at an annual interest rate of 4.5% of maturity within one year, respectively.
(4)	The Group recorded loans to and interest receivables from other related parties of $43.7 million and $301.5 million at December 31, 2018 and 2019, respectively. The annual interest rates of the loans were ranging from 4% to 10.5% (interest free for Company B) and the maturities of all loans were within one year at both dates.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business, such as short video applications, e-commerce and so on. For the years ended December 31, 2017, 2018 and 2019, advertising and marketing revenues generated from other related parties were $71.6 million, $130.2 million and $117.0 million, while value-added services revenues were $21.4 million, $24.1 million and $5.4 million, and cost and expenses were $18.2 million, $19.0 million and $31.2 million, respectively. As of December 31, 2018 and 2019, net accounts receivable due from other related parties were $130.8 million and $99.7 million (allowances for doubtful accounts of $0.63 million written off in 2019), accounts payable due to other related parties were $31.2 million and $10.7 million, and accrued and other liabilities due to other related parties were $14.4 million and $34.4 million, respectively. One related party that is an equity investee in the short video business contributed $53.9 million and $10.9 million of advertising and marketing revenues in 2018 and 2019, and represented $80.9 million and $34.7 million of accounts receivable due from other related parties at December 31, 2018 and 2019 respectively. In 2019, the Group has signed an agreement with the related party to settle partial transaction amounts between the two parties, resulting in $38.7 million accounts receivable due from the related party offset by $28.7 million accounts payable and $10 million accrued and other liabilities due to the related party on the consolidated balance sheet, where a legally enforceable right of setoff exists.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2017, 2018 and 2019, the Group’s total contribution was $38.0 million, $53.7 million and $53.3 million, respectively.

12. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2017, 2018 and 2019, options to purchase ordinary shares and RSUs of 4.8 million, 2.2 million and 1.0 million, respectively, as well as the number of “if converted” shares related to convertible debt of 6.8 million in 2018, were recognized as dilutive factors and included in the calculation of diluted net income per share. For the years ended December 31, 2017, 2018 and 2019, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were nil, 0.06 million and 0.44 million, respectively. For the years ended December 31, 2017 and 2019, 1.2 million and 6.8 million shares convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share respectively.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	(In thousands, except per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo	$352,590	$571,823	$494,675
Denominator:
Weighted average ordinary shares outstanding	220,555	223,751	225,452
Basic net income per share attributable to Weibo	$1.60	$2.56	$2.19

Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo	$352,590	$571,823	$494,675
Add: Effect on interest expenses and amortized issuance cost of convertible debt	—	15,390	—
Net income attributable to Weibo for calculating diluted net income per share	352,590	587,213	494,675
Denominator:
Weighted average ordinary shares outstanding	220,555	223,751	225,452
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	1,213	283	153
Unvested restricted share units	3,595	1,896	807
Convertible debt	—	6,753	—
Shares used in computing diluted net income per share attributable to Weibo	225,363	232,683	226,412
Diluted net income per share attributable to Weibo	$1.56	$2.52	$2.18

13. Segment Information

The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and value-added services. Information regarding the business segments provided to the Group’s chief operating decision makers (“CODM”), its Chief Executive Officer, is at the revenue level and the Group currently does not allocate operating costs and expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As substantially all of the Group’s revenues are derived from the PRC and substantially all of the Group’s long-lived assets are located within the PRC, no geographical information is presented.

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Value-added services	Total
	(In thousand)
Year ended December 31, 2017	$996,745	$153,309	$1,150,054

Year ended December 31, 2018	$1,499,180	$219,338	$1,718,518

Year ended December 31, 2019	$1,530,211	$236,703	$1,766,914

14. Profit Appropriation and Restricted Net Assets

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to WFOEs in China, its subsidiaries have to make appropriations from their after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Group’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from their after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective companies. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2018 and 2019, the Group accrued approximately $98.7 million and $105.8 million in the reserve fund.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Net assets subject to restriction for the Group amounted to $394.7 million, or 17% of the Group’s total consolidated net assets as of December 31, 2019.

15. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2018 and 2019:

	Fair Value Measurements
	(in thousands)
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
As of December 31, 2018:
Bank time deposits*	$591,269	$—	$591,269	$—
Equity securities with readily determinable fair value**	1,476	1,476	—	—
Total	$592,745	$1,476	$591,269	$—

As of December 31, 2019:
Bank time deposits*	$951,235	$—	$951,235	$—
Equity securities with readily determinable fair value **	269,478	269,478	—	—
Total	$1,220,713	$269,478	$951,235	$—

* Included in short-term investments on the Group’s consolidated balance sheets.

** Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures bank time deposits and equity securities with readily determinable fair values on a recurring basis.

The fair value of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair value of the Group's bank time deposits are determined based on the quoted market price for similar products (Level 2).

The Group reviews its available-for-sale securities regularly to determine if an investment is impaired due to changes in quoted market price or other impairment indicators prior to 2018. For the year ended December 31, 2017, impairment related to available-for-sale securities was nil (see Note 4 for further information). After the adoption of new investment guidance under ASC 820, the available-for-sale securities were reclassified as equity investments with readily determinable fair values beginning January 1, 2018, with their fair value change recognized in earnings immediately. There will no longer be any impairment from an available-for-sale classification for equity securities.

Non-recurring

For those equity investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charges are recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized. Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments was $4.7 million for the year ended December 31, 2017. The Group also recognized impairment charges of $23.6 million and $230.9 million for those equity investments without readily determinable fair values for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the carrying value of these impaired investments measured at Level 3 inputs were $2.5 million and $77.5 million, respectively. The fair value of the privately held investments was measured either based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, which ranged from 12% to 23%,or based on comparing the operating metrics of public peer companies with the investees.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group recognized impairment charge of goodwill arising from previous acquisitions of nil, $10.6 million and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature.

16. Convertible Debt and Unsecured Senior Notes

In October 2017, the Company issued $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 ("2022 Notes") at par. The Notes may be converted into Weibo's American depositary shares ("ADSs"), each representing one Class A ordinary share of the Company, at the option of the holders, which is equivalent to an initial conversion price of approximately US$133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change prior to the maturity date of the notes, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change.

The net proceeds to the Company from the issuance of the 2022 Notes were $879.3 million, net of issuance cost of $20.7 million. The Company will pay cash interest at an annual rate of 1.25% on the 2022 Notes, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expense over the contractual life. The 2022 Notes related interest expenses were $15.4 million for both the years ended December 31, 2018 and 2019, respectively.

In July 2019, the Company issued US$800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Notes”). The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with the terms prior to maturity. The net proceeds to the Company from the issuance of the 2024 Notes were $793.3 million, net of issuance cost of $6.7 million. The issuance costs of the 2024 Notes are being amortized to interest expense over the contractual life. For the year ended December 31, 2019, the 2024 Notes related interest expenses were $14.5 million.

17. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the years ended December 31, 2017, 2018 and 2019, lease expense was $9.2 million, $11.2 million and $11.5 million, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of December 31, 2019 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
As of December 31, 2019:	$10,659	$5,196	$5,463	$—	$—

Purchase commitments mainly include minimum commitments for marketing activities and internet connection.

Purchase commitments as of December 31, 2019 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
As of December 31, 2019:	$559,975	$544,579	$15,357	$39	$—

2022 Notes represent the future maximum commitments relating to the principal amount and interests in connection with the issuance of $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022. 2024 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of $800 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024.

		Less than One	One to	Three to	More than
2022 Notes	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
As of December 31, 2019:	$933,750	$11,250	$922,500	$—	$—

		Less than One	One to	Three to	More than
2024 Notes	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
As of December 31, 2019:	$940,000	$28,000	$56,000	$856,000	$—

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

18. Subsequent Events

Subsequent to December 31, 2019, the Group’s business has been significantly impacted by the coronavirus outbreak in China. The epidemic has resulted in quarantines, travel restrictions, and suspension of non-essential business all around China. The Group’s business operations, financial condition, operating results and cash flow for 2020 will adversely be affected by the outbreak, including but not limited to material negative impact to the Group’s total revenues, slower collection of accounts receivables, additional allowance for doubtful accounts and downward adjustments or impairment to the Group’s long-term investments. Due to the high uncertainty of the evolving situation, the Group has limited visibility on the full impact brought upon by the epidemic and the related financial impact cannot be estimated at this time.