Form 20-F
period 2020-12-31
WEIBO Corp
filed 2021-04-22
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Fei Cao, Chief Financial Officer Phone: +86 10 5898-3095 Facsimile: +86 10 8260-8888 8/F, QIHAO Plaza, No. 8 Xinyuan S. Road, Chaoyang District Beijing 100027, People’s Republic of China
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

Not Applicable
(Title of Class)

As of December 31, 2020, there were 227,687,583 ordinary shares outstanding, par value $0.00025 per share, being the sum of 125,908,625 Class A ordinary shares and 101,778,958 Class B ordinary shares.

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

◻ Yes   ◻ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our company,” “the Company” or “our” refers to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its VIEs in China;
●	“Weibo” refers to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;
●	“SINA” refers to Sina Corporation, our parent company and controlling shareholder;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan;
●	“MAUs” refers to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“DAUs” refers to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“feeds” include both posts and reposts;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.00025 per share;
●	“ADSs” refers to our American depositary shares. Each ADS represents one Class A ordinary share;
●	“GAAP” refers to generally accepted accounting principles in the United States;
●	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 as set forth in the H.10 statistical release published by the Federal Reserve Board; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.Selected Financial Data

The following table presents the selected consolidated financial information of our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2018, 2019 and 2020 and our selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data presented below for the years ended December 31, 2016 and 2017 and our selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018(1)	2019(1)	2020(1)

	(in $ thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$428,275	$780,545	$1,172,136	$1,202,437	$1,202,712
Alibaba(2)	57,908	84,688	117,696	97,772	188,597
SINA and other related parties	84,799	131,512	209,348	230,002	94,846
Subtotal	570,982	996,745	1,499,180	1,530,211	1,486,155
Value-added services revenues	84,818	153,309	219,338	236,703	203,776
Total revenues	655,800	1,150,054	1,718,518	1,766,914	1,689,931
Costs and expenses:
Cost of revenues(3)	171,231	231,255	277,648	328,826	302,180
Sales and marketing(3)	148,283	275,537	527,424	465,339	455,619
Product development(3)	154,088	193,393	249,873	284,444	324,110
General and administrative(3)(4)	41,218	42,315	43,755	90,721	101,224
Goodwill and acquired intangibles impairment	—	—	10,554	—	—
Total costs and expenses	514,820	742,500	1,109,254	1,169,330	1,183,133
Income from operations	140,980	407,554	609,264	597,584	506,798
Income (loss) from equity method investments	(130)	1,030	57	(13,198)	10,434
Realized gain (loss) from investments	534	14	(287)	612	2,153
Fair value changes through earnings on investments, net(5)	—	—	40,074	207,438	35,115
Investment related impairment	(40,161)	(4,747)	(24,074)	(249,935)	(211,985)
Interest income	7,552	19,453	57,970	85,386	85,829
Interest expense	—	(4,196)	(15,390)	(29,896)	(57,428)
Other income, net	1,205	(1,997)	1,228	4,406	4,997
Income before income tax expenses	109,980	417,111	668,842	602,397	375,913
Less: Provision of income taxes	4,316	66,746	96,222	109,564	61,316
Net income	105,664	350,365	572,620	492,833	314,597
Less: Net income (loss) attributable to the non-controlling interests and redeemable non-controlling interests	(2,363)	(2,225)	797	(1,842)	1,233
Net income attributable to Weibo's shareholders	$108,027	$352,590	$571,823	$494,675	$313,364

Net income	$105,664	$350,365	$572,620	$492,833	$314,597
Other comprehensive income (loss)
Currency translation adjustments	(18,898)	37,822	(60,273)	(19,029)	148,547
Available-for-sale-securities:
Change in unrealized loss from available-for-sale securities	(2,557)	(995)	—	—	—
Reclassification adjustment for net loss included in net income	4,822	—	—	—	—
Net change	2,265	(995)	—	—	—
Total comprehensive income	89,031	387,192	512,347	473,804	463,144
Less: Comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(2,637)	(1,926)	668	(1,927)	1,695
Comprehensive income attributable to Weibo's shareholders	$91,668	$389,118	$511,679	$475,731	$461,449
Shares used in computing net income per share attributable to Weibo's shareholders:
Basic	214,745	220,555	223,751	225,452	226,921
Diluted	222,859	225,363	232,683	226,412	227,637
Income per ordinary share:
Basic	$0.50	$1.60	$2.56	$2.19	$1.38
Diluted	$0.48	$1.56	$2.52	$2.18	$1.38
Income per ADS(6):
Basic	$0.50	$1.60	$2.56	$2.19	$1.38
Diluted	$0.48	$1.56	$2.52	$2.18	$1.38

(1)	On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605. Topic 606 requires the presentation of value added tax (“VAT”) recognized in revenues from “gross” to “net,” which results in equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions.
(2)	During 2020, we recorded $152.0 million in advertising and marketing revenues from Alibaba.Moreover, one of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another $36.6 million to our total revenues in 2020.
(3)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(in $ thousands)
Cost of revenues	2,616	3,716	3,522	5,251	5,384
Sales and marketing	5,357	8,264	6,837	9,828	9,983
Product development	15,076	21,879	21,187	28,628	33,093
General and administrative	13,853	14,178	9,465	17,582	18,645
Total	36,902	48,037	41,011	61,289	67,105

(4)	We adopted ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments" in the fiscal year of 2020. The guidance requires the measurement and recognition of expected credit losses for financial assets held at amortized cost that an entity does not expect to collect over the asset's contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions.
(5)	We adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of the new accounting update, we measure investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings.
(6)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2016	2017	2018	2019	2020

	(in $ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	364,766	1,000,953	1,234,596	1,452,985	1,814,844
Short-term investments	31,188	791,730	591,269	951,235	1,682,048
Amount due from SINA	18,565	16,356	105,319	384,828	548,900
Long-term investments	399,933	452,337	694,586	1,027,459	1,179,466
Total assets(1)	1,036,944	2,561,819	3,274,682	4,804,186	6,335,117
Convertible debt	—	879,983	884,123	888,266	892,399
Unsecured senior notes	—	—	—	793,985	1,536,112
Total liabilities(1)	279,586	1,367,025	1,526,544	2,522,367	3,448,787
Ordinary shares	55	56	57	57	57
Additional paid-in capital	979,805	1,030,048	1,071,836	1,133,913	1,201,622
Retained earnings (Accumulated deficit)	(199,641)	152,949	723,181	1,217,856	1,531,220
Non-controlling interests	4,133	2,207	2,679	(1,448)	16,191
Total shareholders’ equity	757,358	1,194,794	1,748,138	2,281,819	2,828,616
(1)	We adopted the new leasing guidance (ASU 2016-2) from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. We recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Relating to Our Business

If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active user base and the level of user engagement are critical to our business. We had 521 million MAUs and 225 million average DAUs in December 2020. Our business has been and will continue to be significantly affected by our success in growing and retaining massive active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China’s internet population. To the extent our user growth rate slows or the number of our users declines, our success will become increasingly dependent on our ability to retain existing users and enhance user activities and stickiness on the platform. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to retain and attract users or increase their engagement. A number of user-oriented websites and mobile applications that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

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

We have undertaken various initiatives to stimulate the growth of our users and user engagement. For instance, in addition to the microblogging service with which Weibo originally started, we have added functionalities such as trends, topics, search, short videos, live streaming and interest-based information feeds over the years, which we believe have helped broaden our appeal and generate more user traffic and engagement. However, there can be no assurance that these and other strategies will continue to be effective. If we are unable to increase our user base and user engagement, our platform could be less attractive to potential new and existing users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

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

Among all our users, influencers have been contributing increasingly interesting and attractive contents on our platform. We provide these content creators with the opportunity to monetize their social assets on Weibo through advertising, e-commerce, paid-subscription, tipping and other means. If content creators do not see significant value from their social marketing activities on Weibo and find monetization on Weibo inadequate, we may have to subsidize them through direct content cost payout, which may have an adverse and material impact on our business and operating results. Alternatively, content creators may choose to switch to other platforms and contribute less or no content to Weibo, which may cause our user base and user engagement to decline and our customers view our products and services less attractive for advertising and marketing purposes and consequently reduce their advertising spending on our platform.

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

We rely on our partnership program with channel partners, which mainly include application pre-install partners, programmatic buying partners and application marketplaces, to drive traffic to our platform, and if our partnership program becomes less effective or if the smartphone market slows down compared to the prior years, traffic to our platform could decline and our business and operating results could be adversely affected.

We work with application (app) pre-install partners, such as key domestic handset manufacturers for user acquisition and activation. Due to intense competition in the marketplace, app pre-install partners may raise prices to a point where it becomes cost prohibitive for us to rely on them for Weibo user activation, or they may decide to discontinue their services to us altogether. The partnership also highly depends on the total amount of handset shipment and sales of our partners, which may fluctuate or slow down compared with prior years.

We also work with programmatic buying partners, such as top applications for traffic direction and user activation. Due to the real time bidding nature of programmatic buying, the prices for inventories on top applications may fluctuate or surge to a point where it becomes less cost effective for us to invest in the channel. In addition, inaccurate user targeting and the possible high churn rate observed during the traffic direction step may also limit the overall effectiveness of the partnership.

In addition, we work with application marketplaces, including app stores of key domestic handset manufacturers as well as other major application marketplaces, such as Tencent App Store, Baidu Mobile Assistant and 360 Mobile Assistant, to drive downloads of our mobile applications. In the future, Google (Android), Apple or other operators of application marketplaces may make changes to their marketplaces and make access to our products and services more difficult.

If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, such as Tencent and Bytedance, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Bytedance, Baidu, NetEase, Sohu and Phoenix News Media; (iii) multimedia apps (photo, video and live streaming, etc.), such as Douyin/TikTok, Kuaishou, Bilibili, iQiyi, Tencent Video, Youku, Xigua Video, Red (Xiaohongshu), Momo and JOYY. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

We also compete with both offline and online games for the time and money of gamers. We offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. We may also face competition from global social media, social networking services and messengers, such as Facebook, Instagram, Twitter, Youtube, TikTok, WhatsApp, Facebook Messenger, Snapchat, Pinterest, Line and Kakao Talk. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

We may not be able to maintain or grow our revenues or our business.

We have experienced significant growth in revenues and in our business in recent years. Our ability to continue to grow our revenues depends on a number of factors. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations” for a detailed discussion.

Our revenue growth also depends on our ability to continue to grow our core businesses, newly-developed businesses, as well as businesses we have acquired or which we consolidated. We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may present new and difficult technological, operational and compliance challenges. Many of these challenges may be specific to business areas with which we do not have sufficient experience. We may encounter difficulties or setbacks in the execution of various growth strategies and these growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

In addition, our overall or segment revenue growth may slow or our revenues may decline for other reasons, including increasing competition and slowing growth of China’s smartphone market, disruptions to China’s economy or the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenue grows to a higher base level, our revenue growth rate may slow in the future. Furthermore, due to the size and scale we have achieved, our user base may decrease, not continue to grow as quickly or at all.

We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

We started to generate revenues in 2012 through advertising and marketing services, and to a less extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for approximately 88% of our revenues in 2020. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could materially harm our business.

Compared with traditional advertising and marketing solutions, online advertising and marketing services are evolving rapidly and sometimes considered experimental. In addition, we, as well as the whole industry, are endeavoring to develop novel forms of advertising and marketing services. As a result, we cannot guarantee that the advertising and marketing strategies we have adopted can generate sustainable revenues and profit. Particularly, as is common in the industry, our advertising and marketing customers do not have long-term commitments with us. In addition, some potential new customers may view our advertising and marketing services as unproven, and we may need to devote additional time and resources to convince them. Customers will not continue to do business with us or may only be willing to advertise with us at reduced prices if we do not deliver advertising and marketing services in an effective manner, or if they do not believe that their investment in advertising and marketing with us will generate a competitive return relative to alternative advertising platforms.

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

We also need to adapt our advertising and marketing service offerings to the way users consume contents on our platforms. We introduced mobile-adapted promoted marketing solutions, such as promoted feeds, to our advertisers as our mobile products gain more user traffic. Users’ preferences on content format are also evolving. Online content in video format has become increasingly prevalent in recent years. If we are unable to adapt our products and services for the video environment and develop products and services to generate video advertising revenues, especially for the mobile environment, our results of operations and prospects may be materially and adversely affected.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in compliance with applicable PRC laws and regulations. PRC advertising laws and regulations impose prohibitions and restrictions on certain types of advertisements. For instance, advertisements for certain products, such as tobacco, are not allowed to be publicly posted, and advertisements for other products and services, such as alcohol, medical treatment, pharmaceuticals or medical devices, healthcare food, real estate and financial products, are subject to certain restrictions on content and other requirements. In addition, where a review by relevant governmental authorities is required before certain types of advertisements can be posted, such as advertisements for pharmaceuticals and medical devices, we are obligated to confirm that such review has been performed and approval has been obtained.

The Chinese government may from time to time promulgate new advertising laws and regulations, including possible additional restrictions on online advertising services. In addition, recent activities and technology trends in advertising, such as links in comments or posts, and the proliferation of short video and live streaming platforms, with paid promotions that are frequently not marked as advertising, have made advertising content monitoring more challenging. Moreover, technologies and tools attempting to circumvent, evade or deceive our advertisement content monitoring system are evolving, which makes it more complicated for us to monitor and review the advertisements on our platform. When we discover advertisements that violate laws and regulations, we will timely take corresponding measures. Although we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot ensure that we will be in compliance at all times with the requirements under any new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties.

If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, we may be subject to penalties. For example, In 2018, Beijing Haidian Market Supervision Administration issued a decisions to impose an administrative penalty on Weimeng, including a fine of RMB200,000 on Weibo and confiscation of the advertising revenue of RMB1,171.19, because the authorities was of the opinion that certain advertisements published on Weibo contained content that violated “good social customs.” We paid the fine and cooperated with the relevant government authorities to take corrective measures as required. However, there can be no assurance that there will not be any further penalties, which may have a material and adverse effect on our business, financial condition, results of operations and prospects, brand and reputation.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, mainly including Tencent, Bytedance, Baidu, Kuaishou, iQiyi, NetEase and Sohu. We also compete with internet companies that offer online-to-offline (O2O), purchase solutions and other performance-based advertising and marketing services and digital media tailored to specific vertical industries including fast moving consumer goods, IT, automobile, e-commerce, entertainment and travel, such as Meituan, Autohome, Bitauto and Qutoutiao. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing budgets.

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

From April 2013 to January 2016, we had a strategic collaboration with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba’s e-commerce platforms to better connect and build relationships with our users. Revenues generated from the strategic collaboration with Alibaba accounted for approximately 30% of our revenues from 2013 to 2015. Although revenue contribution by Alibaba has declined as a percentage to our total revenues in recent years, as a result of the rapid growth of our business scale as well as our strategy to diversify revenue sources after the strategic collaboration agreement expired in early 2016, Alibaba remains as our largest customer. More importantly, we rely on them to enable us to offer e-commerce advertising solutions to brands and merchants on both of our platforms. If we are unable to either maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

Our future performance depends in part on support from our platform partners, particularly copyright content providers and MCNs.

Although most of the content on our platform come from individual users, platform partners have become an increasingly important source of high-quality content. We believe user engagement with our products and services depends in part on the quality of applications and content generated by our platform partners, particularly copyright content providers and the MCNs. Copyright content providers have traditionally been an important source of premium content on our platform. Meanwhile, as content on our platform expands into various new formats, such as short videos, the role of MCNs as talent agencies for professional content creators is becoming increasingly important. We have built a large network of MCNs in different domains, such as video and e-commerce, and we rely on these platform partners to incubate and grow content creators so that they share more quality content on Weibo. If we are unable to enjoy continued collaboration with copyright content providers and expand our network of MCNs and incentivize them to share more content, our content offerings may not be as robust and competitive and our user base and user engagement may be adversely and materially affected.

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

We operate our business in a rapidly evolving industry and highly competitive market, which will continue to place significant demands on our management, operational and financial resources to sustainably grow our business. We may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

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

Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than what we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our operating results may fluctuate from quarter to quarter, which makes it difficult to predict.

Our quarterly operating results have fluctuated in the past and will fluctuate in the future. As a result, our past quarterly operating results are not necessarily indicators of future performance. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	our ability to grow our user base and user engagement;
●	fluctuations in spending by our advertising and marketing customers, including as a result of seasonality, major events and extraordinary news events, or other factors;
●	our ability to attract and retain advertising and marketing customers;
●	the occurrence of planned or unplanned significant events, including events that may cause substantial stock-based compensation or other charges;
●	the development and introduction of new products or services or changes in features of existing products or services;
●	the impact of competitors or competitive products and services;
●	the pricing of our products and services;
●	our ability to maintain or increase revenues;
●	our ability to maintain or improve gross margins, operating margins and net margins;
●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;
●	system failure or outages, which could prevent us from displaying advertisements for any period of time;
●	changes in U.S. GAAP and the related policies, guidance or interpretations;
●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and
●	changes in Chinese or global business or macroeconomic conditions.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. The PRC Civil Code and the PRC Cyber Security Law protect individual privacy and personal data security in general by requiring the internet service providers to obtain the consent from internet users prior to the collection, use or disclosure of internet users’ personal data. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet Privacy.” In addition, the Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.” Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues in 2020 are generated in Hong Kong, EU and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

In addition to the possibility of fines, enforcement actions can result in orders requiring us to change our practices, which could have an adverse effect on our business and operating results. In mid-March, 2020, we experienced certain incident of data leakage caused by malicious queries through our application programming interface. On March 21, 2020, the MIIT summoned our representatives to a meeting on this incident and instructed us to take steps to improve data security in accordance with the applicable regulations, including improving our privacy policy, strengthening user information protection and internal data security management, and other measures. We immediately took measures in response to this incident, including upgrading our security interface.  On July 22, 2020, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly held a meeting to, among other things, launch the 2020 Special Rectification Program focusing on identifying and rectifying conducts of various apps in illegal collection of personal facial features and other biometric information, unauthorized recording of users’ voice or access of users’ photos, and unauthorized uploading of personal information. In November 2020, Weibo was identified by the authorities as having misled users to agree to the collection of personal information and failed to list out the purpose and type of personal information collected by certain software development kits on its platforms. Weibo took actions in response to the identified issues and has completed the rectification as required.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. Complying with new laws, regulations and orders from competent governmental authorities could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

User misconduct and inappropriate content may adversely impact our brand image, business and results of operations, and we may be held liable for information or content displayed on, retrieved from or linked to our app or website or distributed to our users.

Our platform enables users to discover, create, and distribute content and interact with others on our platform in real time. As it is difficult to control user behavior in real time, our platform may be misused by individuals or groups of individuals who engage in, among other things, immoral, inappropriate, disrespectful, fraudulent or illegal activities. While we have developed technologies and a series of measures to detect inappropriate content and activities, we cannot guarantee that we will be able to fully prevent inappropriate content from being posted on our platform or inappropriate activities from being carried out on our platform. Moreover, as we have limited control over the offline behavior of our users, to the extent that such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misconduct conducted on or linked to our platform. It is possible that our users may engage in conversations or activities on our platform that may be deemed illegal under applicable laws and regulations. We may be subject to fines or other disciplinary actions, including suspension of certain services, if we are deemed to not have taken actions to stop user misconduct or the display of inappropriate or illegal content posted by third parties on our platform or distributed to our users. If any of our users suffers or alleges to have suffered physical, financial or emotional harm arising from any contact initiated on our platform, we may face civil lawsuits or other proceedings initiated by the affected user, or governmental or regulatory actions. Defending such actions could be costly and involve significant time and attention of our management and other resources, which could materially and adversely affect our business, financial condition, results of operations and prospects. There can be no assurance that we can detect all illegal or inappropriate content displayed on, retrieved from or linked to our platform. If we are held liable for any of the aforementioned incidents in the future, our business, financial condition and results of operations may be materially and adversely affected.

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

As of December 31, 2020, the total amount of our goodwill and intangible assets was $208.7 million. A substantial portion of the goodwill and intangible assets arose from the acquisitions of the live streaming business of www.yizhibo.com, or Yizhibo, a live streaming platform in China, in 2018 from Yixia Tech Co., Ltd, or Yixia Tech, and Shanghai Jiamian Information Technology Co., Ltd., or JM Tech, in 2020. Therefore, we may have to reassess and even record impairment loss if the respective industry prospects deteriorate.

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

We have adopted share incentive plans in August 2010 and March 2014. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2018, 2019 and 2020, we recorded $41.0 million, $61.3 million and $67.1 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business. For example, in October 2018, we acquired a live streaming business of Yizhibo, a live streaming platform in China. In the fourth quarter of 2020, we acquired the majority equity shares of JM Tech, a company operating several online interactive entertainment apps in China, including “Pocket Werewolves.” Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. Our investments and acquisitions may also be subject to merger control review and antitrust investigations under the PRC Anti-Monopoly Law, the Interim Provisions on the Review of Concentrations of Undertakings and other PRC anti-monopoly laws, regulations and guidance. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

Our financial results could be adversely affected by our long-term investments.

We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2018, 2019 and 2020, we recognized impairment charge of $23.6 million, $230.9 million and $126.8 million, respectively, on the carrying value of our investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2020, our investments included $890.2 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We recognized a net gain of $35.1 million in 2020 as a result of fair value changes. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.

In October 2017, we issued $900 million principal amount of convertible senior notes due 2022, which we refer to as 2022 Notes in this annual report. The 2022 Notes bear an annual interest rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018, and will mature on November 15, 2022. In July 2019, we issued US$800 million in aggregate principal amount of senior notes due 2024, which we refer to as 2024 Notes in this annual report. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to maturity. In July 2020, we issued $750 million in aggregate principal amount of senior notes due 2030, which we refer to as 2030 Notes in this annual report. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The 2030 Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity. We may not have sufficient funds to pay the interest or fulfill other obligations under these notes.

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

We may require additional cash resources if we experience changes in business conditions or other developments. In addition to the 2022 Notes, 2024 Notes and 2030 Notes, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property, seek court declarations that they do not infringe upon our intellectual property rights, or allege that certain of our products and services, or user content, infringe their intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce or defend our intellectual property rights, which could result in substantial costs and diversion of our resources. For example, the Trademark Review and Adjudication Board, or TRAB, issued decisions in June and July, 2017 to cancel the two trademarks owned by Weibo Interactive due to the lack of the proof of use. We have appealed TRAB’s decisions through the Beijing Intellectual Property Court. On December 25, 2017, Beijing Intellectual Property Court made two first instance judgments, each lifting TRAB’s decision and instructing TRAB to issue new decisions on the application for review regarding the two trademarks. On May 8, 2018, TRAB issued that the trademarks are valid for all registered items including computer programs and computer game software.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation, and other violations of other parties’ rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. Furthermore, from time to time we may introduce or acquire new products or services, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities.

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

We may receive notice from patent holders and other parties alleging that certain of our products and services, or user content, infringe their intellectual property rights. Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

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

Our platform is open to the public for posting user-generated content. Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content. Even if properly screened, a third party may still find user-generated content postings on our platform offensive and take actions against us in connection with the posting of such information. As with other companies who provide user-generated content on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as user-generated content becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

We may face certain risks related to financial products available on our Weibo wallet.

Weibo wallet enables users to purchase different types of financial products and services, including micro-loan facilitation offered by our related party, insurance, funds and other financial services offered by Weibo's business partners who are third-parties with relevant licenses. The Chinese laws and regulations on internet finance have been developing rapidly in recent years. For example, on April 3, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued a Notice on Strengthening the Rectification and Inspection of Asset Management Operations via the Internet, which requires any entity that issues or sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. On November 2, 2020, the China Banking and Insurance Regulatory Commission and People's Bank of China jointly issued draft Interim Administrative Measures for the Online Micro-loan Business, which provides that without the approval from the banking regulator under the State Council, no micro-loan company is allowed to operate online micro-loan business in provincial-level administrative regions, and any online platform used by a micro-loan company that engages in the online micro-loan business must meet several conditions, including, among others, the online platform operator must hold not less than 5% of the micro-loan company’s shares. It is unclear if the draft Interim Administrative Measures for the Online Micro-loan Business would be enacted. Compliance with new rules and regulations may require us to obtain new license and permits and may cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. On January 13, 2021, the General Office of the China Banking and Insurance Regulatory Commission and the General Office of the People's Bank of China jointly issued a Circular on Regulating the Personal Deposit Business Conducted by Commercial Banks through the Internet, pursuant to which commercial banks are not allowed to engage in the business of providing fixed deposits or time-demand optional deposits through non-self-operated online platforms. On February 19, 2021, the General Office of the China Banking and Insurance Regulatory Commission issued a Circular on Further Regulating the Internet Loan Business of Commercial Banks, pursuant to which local banks engaged in online loan business shall serve local customers and are not allowed to operate online loan business outside of their registered local administrative areas, subject to certain exemptions.

To comply with these laws and regulations on internet finance service, we have made relevant adjustments to the services available through Weibo wallet from time to time over the past several years. If any of the financial products or services available on Weibo wallet are found to be in violation of relevant regulations, Weibo may face warnings, fines, confiscation of illegal gains, license revocations or the discontinuation of the relevant business, and our business, financial condition and operating results could be adversely affected.

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

In early 2020, to contain the spread of COVID-19, the Chinese government had taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date of this document. However, there has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. The COVID-19 pandemic has caused material negative impact to our total revenues, slower collection of accounts receivables and additional allowance for credit losses in the year of 2020, particularly in its first half. Although our advertising business has gradually recovered, if the impact of COVID-19 is prolonged or worsens further, it may still disrupt our business, which may in turn adversely affect our revenue and financial conditions. Our headquarter is located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable diseases has caused, and may cause again in the future, companies, including us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees’ health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2021 will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the actions to contain the coronavirus or treat its impact, the availability of vaccine and treatment for COVID-19, among others.

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

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.

We may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses.

Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.

Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

Risks Relating to Our Carve-out from SINA and Our Relationship with SINA

We rely on SINA for a broad range of support and there can be no assurance that SINA will continue to provide the same level of support.

On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited, a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on NASDAQ.

Prior to our initial public offering in April 2014, SINA provided us with financial, administrative, sales and marketing, human resources and legal services and the services of a number of its executives and employees. After we became a stand-alone public company, SINA has continued to provide us with certain support services. To the extent that SINA does not continue to provide us with such support, we will need to create our own support systems. We may encounter operational, administrative and strategic difficulties if we are to adjust to providing these support services on our own, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company for all periods presented.

Prior to the establishment of Weibo Corporation in 2010, the operations of our social media business were carried out by companies owned or controlled by SINA. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows that are directly attributable to our social media business whether held or incurred by SINA or by us. Only those assets and liabilities that are specifically identifiable to our business are included in our consolidated balance sheets. With respect to costs of operations of the social media business, an allocation of certain costs and expenses of SINA were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues, infrastructure usage metrics, and labor usage metrics among other things attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because SINA did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA” for our arrangements with SINA and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. Therefore, you should not view our historical results as indicators of our future performance.

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

We have entered into a series of agreements with SINA and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with SINA, we agreed not to, during the non-competition period (which will end on the later of (1) five years after the first date when SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifteenth anniversary of the completion of our initial public offering in 2014), compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business currently operated by us and any business developed by us operating under either the domain names or the brands owned by us as of the date of the agreement. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of social media in China slow down. In addition, pursuant to our master transaction agreement with SINA, we have agreed to indemnify SINA for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from SINA. The allocation of assets and liabilities between SINA and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as SINA continues to control us, we may not be able to bring a legal claim against SINA in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

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

SINA held 44.7% of our total issued and outstanding ordinary shares, representing 70.8% of our total voting power as of February 28, 2021. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Risks Relating to Our Corporate Structure

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Weibo Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China principally through Weimeng, and its subsidiaries based on a series of contractual arrangements by and among Weibo Technology, Weimeng and its shareholders. We also operate certain investments in China through Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, and its subsidiaries, based on a series of contractual arrangements by and among Weibo Technology, Weimeng Chuangke and its shareholders. As a result of these contractual arrangements, we exert control over Weimeng and Weimeng Chuangke and treat them as consolidated VIEs. Consequently, we consolidate their operating results in our financial statements under U.S. GAAP. Weimeng and Weimeng Chuangke hold the licenses, approvals and key assets that are essential for our business operations.

In the opinion of our PRC counsel, TransAsia Lawyers, our current ownership structure, the ownership structure of our PRC subsidiary and our VIEs, and the contractual arrangements among our PRC subsidiary, the VIEs and their respective shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of our VIEs, revoking our business licenses or the business licenses of our VIEs, requiring us to restructure our ownership structure or operations, and requiring us or our VIEs to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our VIEs, in which we have no ownership interest. We rely on a series of contractual arrangements with our VIEs and their respective shareholders to control and operate their business. These contractual arrangements are intended to provide us with effective control over these VIEs and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over these VIEs as direct ownership. If any of these VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity (“VIE”) should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by our VIEs and their subsidiaries. As a result, we may be unable to consolidate Weimeng or Weimeng Chuangke and their respective subsidiaries in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd, made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we are not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. However, we believe Weibo Technology, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

Shareholders of our VIEs may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with our VIEs and their respective shareholders, which may in turn materially and adversely affect our business and financial condition.

Other than the third-party minority stake holder that holds 1% of Weimeng’s equity interests, our VIEs’ shareholders (the “Individual Shareholders”) are PRC employees of our company or SINA. Although each of these Individual Shareholders has authorized Weibo Technology to exercise all of his/her voting powers in Weimeng or Weimeng Chuangke, and we may replace any of these Individual Shareholders at any time pursuant to the share transfer agreements, we cannot assure you that these Individual Shareholders will act in the best interest of our company should any conflict arise. If they were to act in bad faith towards us, we may have to take legal actions to enforce their contractual obligations, which may be expensive, time-consuming and disruptive to our operations. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by any of our VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Our VIEs hold certain assets that are important to our business operations, including the Internet Content Provision License, the Online Culture Operating Permit and domain names held by Weimeng and our investments held by Weimeng Chuangke. Under our contractual arrangements with our VIEs, the Individual Shareholders may not voluntarily liquidate the VIE or approve the VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the Individual Shareholders breach this obligation and voluntarily liquidate any VIE, or any VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if any of our VIEs or their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, our VIEs and their Individual Shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require any of our VIEs to adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing such VIE’s tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting such VIE to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our results of operations may be adversely affected if any of our VIEs’ tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, our VIEs and their respective subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, our VIEs and their respective subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the holders of such chops at any of our VIEs failed to employ them in accordance with the terms of the various VIE-related agreements or removed them from the premises, the operation of such VIE could be significantly and adversely impacted.

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

We endeavor to eliminate illicit content from our platform, including through the use of our “Blue Plan” system on Weibo since July 2019. Although we attempt to monitor the content posted by users on Weibo and Yizhibo, we are not able to effectively control or restrict content generated or placed on Weibo or Yizhibo by our users. In particular, with various features such as posts, comments and chat groups and the growing popularity of multimedia content, such as photos, videos and live streaming, and long-form articles, content monitoring becomes much more complicated and challenging than text-based feeds.

To the extent that PRC regulatory authorities find any content displayed on Weibo or Yizhibo objectionable, they may require us to limit, prevent, or eliminate the dissemination of such information on our platform. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. In the past, CAC imposed several penalties on us for the content transmitted on our platform, and we have cooperated with the relevant government authorities to take corrective measures in all cases. For example, in June 2020, CAC imposed a fine of RMB500,000 on us for failing to timely discover and remove user posts violating PRC laws and regulations from our platform, and required us to rectify and suspend the operation of Weibo hot search feature for one week. However, government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The PRC government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including imposition of fines, suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. If government actions or sanctions are brought against us, or if there are widespread rumors about any actual or potential government actions or sanctions against us, our reputation could be harmed, we may lose users and other customers, and our revenues and results of operation may be materially and adversely affected.

In addition, the Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to a three-year prison sentence on internet users who fabricate or knowingly share defamatory false information online. The implementation of this judicial interpretation may have a significant and adverse effect on the traffic of our platform and discourage the creation of user-generated content, which in turn may impact the results of our operations and ultimately the trading price of our ADSs. Regulation and censorship of information disseminated over the internet in China may adversely affect our user experience and reduce users’ engagement and activities on our platform, as well as adversely affect our ability to attract new users to our platform. Any and all of these adverse impacts may ultimately materially and adversely affect our business and results of operations.

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

The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued, therefore there is no assurance that we may not be considered an operator of “critical information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the ultimate interpretation and implementation of the Cyber Security Law. If we are considered as an operator of “critical information infrastructure”, the Cyber Security Law could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on our platform. In the fourth quarter of 2020, we acquired the majority equity shares of JM Tech, a company operating several online interactive entertainment apps in China including “Pocket Werewolves.” JM Tech provides “gold coin” as an online virtual currency for users to purchase items to be used in those apps. The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

Although we believe we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case we may be subject to fines or even required by the PRC regulators to change our practices related to Weibo Credit or “gold coin” in games operated by JM Tech, which consequently will have an adverse effect on our game-related revenues.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The COVID-19 pandemic has impacted the global and Chinese economy severely in 2020. Our results of operations and financial condition have been affected negatively by the spread of COVID-19 during the year of 2020. Any severe or prolonged slowdown in the global or Chinese economy may further materially and adversely affect our business, results of operations and financial condition.

The slowdown of new smartphone shipment in China may lead to the slowdown of growth rate of our new users, which could materially and adversely affect our business.

The smartphone shipment in China decreased in 2020, compared to 2019. The growth of Weibo’s user base is impacted by the growth of new users from Weibo app, and pre-installation of Weibo app on new smartphones is an important source of new Weibo users. A continuing slowdown of new smartphone shipment in China may adversely impact the growth rate of our new users. If this trend continues, our business and operating results may be materially and adversely affected.

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

We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78.

On November 12, 2020, the NRTA issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, or the Notice 78. According to the Notice 78, platforms providing online show live streaming or e-commerce live streaming services shall, among other things, register their information and business operations by November 30, 2020, ensure real-name registration for all live streaming hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month.

There is currently no explicit provisions as to what limits on virtual gifting will be imposed by the NRTA pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Given there is no explicit provisions on how to set the limit on virtual gifting, we are currently not able to assess the potential impact from this requirement under Notice 78 on the virtual gifting spending activities on our platform. Any such limits ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations.

Notice 78 requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System, and we have completed such registration. Notice 78 also sets forth requirements for certain live streaming businesses with respect to, among others, real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live streaming review personnel requirements, and content tagging requirements. For more information on Notice 78, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Live-streaming Services.”

Since Notice 78 was only issued in November 2020 and some of the requirements in Notice 78 are unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 on our business. Any further rulemaking under Notice 78 or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business, and may have an adverse impact on our business and results of operations.

Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, pursuant to which its province-level branches are authorized to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as merger controlling filing procedures involving variable interest entities. On March 12, 2021, the SAMR published several administrative penalty cases about concentration of business operators that violated PRC Anti-Monopoly Law in the internet sector. As of the date of this annual report, we have not received any investigation or penalty in relation to the violation of PRC anti-monopoly laws and regulations. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China. It will be costly for us to adjust our business practice in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects.

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

Weimeng holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. Weimeng has been actively communicating with the relevant regulator for the application of an internet publishing permit. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Game Operations and Cultural Products.” In addition, companies engaging in internet broadcasting activities, such as the Yizhibo live streaming business we acquired in October 2018, must first obtain an audio/video program transmission license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a public notice stating that it had requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies. In 2017, 2018 and 2019, Beijing Integrated Law Enforcement on the Cultural Market issued five decisions on administrative penalty to Weimeng, each of which imposed a warning and a fine of RMB30,000 on Weimeng on the grounds that Weimeng carried on internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. We have cooperated with the relevant government authorities to take corrective measures. However, there can be no assurance that there will not be any further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet News Dissemination.” If we fail to obtain such licenses or any additional licenses required by new laws and regulations in a timely manner or at all, we could be subject to liabilities, penalties and operational disruption.

Foreign investment in online game operation is prohibited under PRC law. We currently provide our online game services through Weimeng, Weibo Interactive and Weimeng Chuangke’s subsidiaries. However, certain contracts relating to our online game services were entered into between our PRC subsidiary, Weimeng and the game developers, under which our PRC subsidiary, together with Weimeng, provides certain technical services through our website. Under these agreements, our PRC subsidiary, a foreign-invested enterprise, may be deemed to be providing value-added telecommunication services without the necessary licenses. If so, we may be subject to sanctions, including payment of delinquent taxes and fines, which may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

Furthermore, the operation of online games in China is highly regulated by the PRC government. The publication of a new online game or a significant upgrade of an existing online game requires approval from the National Press and Publication Administration, or the NPPA. There are uncertainties with respect to the interpretation and implementation of the laws and regulations governing online games. Certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by NPPA in practice. For example, “Pocket Werewolves” operated by JM Tech may not be able to obtain the approval from NPPA as it is considered a social app instead of a game app. If any online game operated on our platform or by JM Tech fails to timely obtain necessary regulatory approval, the operator of the relevant game may be subject to various penalties, and the operation of the relevant game could be suspended or discontinued, which could adversely affect our business.

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

If the game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to complete or obtain the necessary approvals and filings of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming such games.

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

Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and that the target investment projects are genuine and in compliance with PRC laws.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offering and notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We are a holding company, and we rely principally on dividends and other distributions from our PRC subsidiary for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, our PRC subsidiary may allocate a discretionary portion of its after-tax profits to staff welfare and bonus funds at its discretion. These reserves and funds are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt, the debt instruments may restrict its ability to pay dividends or make other payments to us. We cannot assure you that our PRC subsidiary will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and the majority of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our cash needs are dependent on dividend payments from our subsidiary in China after it receives payments from our VIEs under various services and other contractual arrangements. We may convert a portion of our RMB into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. In addition, qualified “key software enterprises” can enjoy a reduced tax rate of 10%. Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, the qualification of which was renewed each year. Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Its qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. Weibo Technology, a qualified software enterprise, enjoyed the relevant tax holiday from its first accumulative profitable year in 2015 and was subject to a reduced enterprise income tax rate of 12.5% from 2017 to 2019. Although Weibo Technology was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate as it has been five years since it first became profitable in 2015. Weibo Technology completed its filings as a “key software enterprise” with the tax authority in 2018, 2019 and 2020 for its status of 2017, 2018 and 2019, therefore is entitled to enjoy a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and we will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained, usually one year in arrears. On February 7, 2021, the NDRC published the Circular on the Requirements for the Formulation of the List of Integrated Circuit Enterprises or Project and Software Enterprises Enjoying Tax Preferences for the public comment by April 6, 2021, which provides higher requirements on “key software enterprise” than before. If Weibo Technology fails to maintain its “key software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

Furthermore, certain enterprises may still benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law and its implementing rules if they qualify as a “High and New Technology Enterprise” subject to certain general factors described in the Enterprise Income Tax Law and the related regulations. Weibo Technology is qualified as a High and New Technology Enterprise and is entitled to a preferential tax rate of 15% for the fiscal years from 2017 to 2022. Its qualification as a “High and New Technology Enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. If Weibo Technology fails to maintain its “High and New Technology Enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

We and our PRC resident employees who participate in our share incentive plans have been subject to these regulations since our company became publicly listed in the United States. If we or our PRC resident employees who participate in our share incentive plans fail to comply with these regulations in the future, we or our PRC resident employees who participate in our share incentive plans and their local employers may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

We lease office space for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered most of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

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

As of December 31, 2020, we had approximately $3.0 billion in cash and cash equivalent, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC has adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Risks Relating to Our ADSs

The trading price for our ADSs may fluctuate significantly.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. During 2020, the trading price of our ADSs has ranged from $28.93 to $52.33 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 44.7% of our total issued and outstanding ordinary shares and 70.8% of the voting power of our outstanding shares as of February 28, 2021. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

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

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes and based on our income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ended December 31, 2020 and do not expect to be a PFIC for our current taxable year or for the foreseeable future.

Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. In addition, the overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

If we are or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of, and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we would generally continue to be treated as a PFIC for all succeeding years during which such holder held our ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of acquiring, holding and disposing of the ADSs or Class A ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations— Passive Foreign Investment Company Considerations s.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We issued $900 million principal amount of convertible senior notes due 2022 in October 2017. The conversion of some or all of these notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

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

SINA, our parent, launched Weibo in August 2009, originally as a microblogging service provider. In 2010, SINA incorporated a subsidiary, T.CN Corporation, in the Cayman Islands to hold the assets associated with the Weibo business. In 2011, Weibo was upgraded with social networking features and improved open platform architecture to support internally developed and third-party developer applications on our platform. In 2012, T.CN Corporation was renamed Weibo Corporation. In April 2013, Alibaba Group invested $585.8 million through its wholly owned subsidiary, Ali WB, in our ordinary and preferred shares representing approximately 18% of Weibo Corporation’s then total outstanding shares on a fully diluted basis.

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

We are a holding company, and we conduct our business in China mainly through Weibo Technology and our consolidated VIEs, namely Weimeng and Weimeng Chuangke. See “Item 4. Information on the Company — C. Organizational Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Our VIEs hold certain assets including an Internet Content Provision License held by Weimeng, and other permits that are necessary for operating our business in China. In 2010, we gained control and became the primary beneficiary of Weimeng through a series of contractual arrangements between Weibo Technology, Weimeng and Weimeng’s shareholders. Weimeng Chuangke primarily engages in strategic investments in companies whose businesses are complementary to ours, which generally include high-tech companies operating in different internet-related businesses. In 2014, we gained control and became the primary beneficiary of Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, through a series of contractual arrangements between Weibo Technology, Weimeng Chuangke and Weimeng Chuangke's shareholders. We refer to Weimeng and Weimeng Chuangke, collectively, as our VIEs in this annual report.

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

In October 2017, we issued $900 million principal amount of convertible senior notes due 2022 (the "2022 Notes"). The 2022 Notes bear an annual interest rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. Holders of the 2022 Notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on November 11, 2022. The 2022 Notes will mature on November 15, 2022. The 2022 Notes will be convertible into our ADSs, at the option of the holders, based on an initial conversion rate of 7.5038 ADSs per $1,000 principal amount of notes.

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

In July 2020, we issued $750 million in aggregate principal amount of senior notes due 2030 (the "2030 Notes"). The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The 2030 Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

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

Since our inception in 2009, Weibo has amassed a large user base. In December 2020, Weibo had 521 million MAUs and 225 million average DAUs, increasing from 516 million MAUs and 222 million average DAUs in December 2019, and 462 million MAUs and 200 million average DAUs in December 2018.

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

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed a SIG recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With the high information-density of Chinese characters and users’ ability to personalize content information feed, Weibo is particularly suited for mobile use, and we have seen significant mobile adoption. Approximately 94% of our MAUs in December 2020 accessed Weibo from mobile devices at least once during the month, and mobile advertising revenues accounted for approximately 90% of our advertising and marketing revenues in 2020.

We began monetization on our platform in 2012, and we have since experienced solid revenue growth, despite of the adverse impact from COVID-19 in 2020. Our revenues in 2018, 2019 and 2020 were $1,718.5 million, $1,766.9 million, and $1,689.9 million, respectively. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as VIP membership. In 2020, revenues generated from advertising and marketing services accounted for 88% of our total revenues.

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

Our users range from ordinary people to celebrities and other public figures, as well as organizations such as media outlets, businesses, government agencies and charities, etc. Weibo has collaborated with industry leading multi-channel networks (MCNs) to provide high-quality content that spans across 50 content verticals in 2020.

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

●	Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, pictures, etc. based on keyword (hashtag), topic or recent popular trending. Through our powerful search function, users can efficiently acquire the most relevant information they seek in real time.
●	Discovery Zone. The discovery zone is the interface aggregating Search, Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie review, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interest in the discovery zone.
●	Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel. Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can watch live streaming contents and movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo location-based services, users can locate popular points of interest, find information about them, such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users.

●	Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion. Weibo hot search is our hot topic ranking chart which is calculated based on data mining of real-time search data on Weibo platform, presenting to users the most breaking, real-time and trendy contents. It is currently the go-to platform for hot trend discovery, consumption and discussion.
●	Video Community. The video community is the interface aggregating and recommending video content from different verticals for users to conveniently access and consume. User could also interact with video content creators and other platform users within the community. Video content offerings are distributed through relationship-based feed and interest-based feed as well.

Self-Expression Products. We offer the following products to enable our users to express themselves on our platform:

●	Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A post is usually composed of text, and can include rich, descriptive and vivid content such as photos, short videos, live streaming and long-form articles and votes.
●	Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo VIP membership, which can be purchased mainly through monthly, quarterly, or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. We enable organizations to customize their Pages and to increase brand awareness, interact with followers, perform marketing events, promotion activities, and advertisement campaigns on Weibo. We also enable business and other organizations to increase their business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.
●	Story. Users can continuously create, share and discover photos and full-screen vertical short videos. Stories allow users to more easily create, consume contents and interact with their relations on smartphone. It gains popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.
●	Top Articles. Top Articles satisfies user needs for content creation and presentation. Users can create beautifully presented content through Top Articles, and publish through Weibo which will display such content in the information feed.
●	Weibo Q&A. Weibo Q&A is our question-and-answer platform where users can engage in free Q&A as well as paid Q&A. Through creation and interaction of user-generated content, it strengthens user engagement on Weibo.
●	Weibo Live Streaming. Weibo Live Streaming includes showcase live streaming and media live streaming that satisfy the broadcasting demand of both individual users and business or organization users.

Social Products. We offer the following mechanisms to promote social interaction between users on our platform:

●	Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s follower. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.
●	Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.
●	Topic Discussion: By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.
●	Super Topic. Super Topic is a community product to aggregate content around an influencer or a particular interest for users to follow. Users can join a Super Topic to access curated content, interact with users who share similar interests and participate in topic discussion.
●	@Mention. Users can view their history of interactions with other users by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users. In addition, users can see a list of comments from other users on their own feeds, as well as the Likes on their feeds.

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

Promoted Marketing. Leveraging our large and engaged user base, and celebrities and KOLs' influence on Weibo platform, our customers are enabled to amplify their visibility and reach of their original marketing campaign, and thus achieve earned media on our platform. Our promoted marketing offerings include the following:

●	Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the advertisement to the users. Super FST is an advertising platform specifically for our promoted feeds advertising products under a real time bidding system. By leveraging Weibo’s massive user data, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increase app installation rates and collecting sales leads. Customer can place information feeds advertisements either through our authorized distributor, or directly by themselves on Super FST. Super FST provides various advertising formats, such as multi-image post, image-text, video and matrix advertisements. Some of our differentiated promoted feeds advertising offerings include:
●	Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers or the audience that the customer would like to target, enabling customers to leverage celebrities and KOLs' rising influence on our platform.
●	Weibo Express is a promoted service mainly offered to key accounts or customers with brand awareness purpose to reach and engage with a broad range of Weibo users; and
●	Promoted Trends and Search. Promoted trends and search products appear alongside user’s organic trends discovery and search behaviors, based on keywords, topics and trends. Promoted trends, which are labeled as “promoted,” appear among the list of trending topics, and can be virally distributed to reach broader audience on the platform. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page. Promoted searches usually appear as the default keyword or topic in the search bar when triggered by users’ search behaviors of certain sponsored keyword or topic.

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

In addition, as a social media platform featuring social networking services and providing a rich variety of multimedia contents, we are subject to intense competition from providers of similar services, such as social networking platforms and multimedia content platforms with social features.

For value-added services, we offer membership services, living streaming tools, game services and social commerce solutions to users that enable them to conduct related activities on our platform. Consequently, our value-added service offerings compete with platforms which provide similar services to users. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages.

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against online and mobile businesses that offer such services, including but not limited to online media platforms, social media and social networking platforms and multimedia content platforms. We also compete with internet companies that offer online-to-offline (O2O), purchase solutions and other performance-based advertising services and digital media tailored to vertical industries, such as automobile, IT and travel. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing spending.

Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain a larger share of advertising and marketing budgets. We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors, including the size, composition and engagement of our user base, our advertisement targeting capabilities, market acceptance of our advertising and marketing services, our marketing and selling efforts, the return our customers receive from our advertising and marketing services and the strength and reputation of our brands. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.”

We may also face increasing competition from global social media, social networking services and messengers. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. See "Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business-If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected."

We experience significant competition for highly skilled personnel, including management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business and growth could suffer if we are unable to hire and retain key personnel.”

Technology

Built on our proprietary technology, including machine learning and cloud computing, we have developed a leading social media platform to satisfy users' customized content consumption need. We devote substantial research and development resources in the areas of artificial intelligence, cloud computing, big-data analytics, as well as live streaming related areas.

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

Artificial Intelligence. We have in-house designed a social interest graph (“SIG”) recommendation engine. We have developed a comprehensive database of our users’ social interest graphs based on user actions such as Post, Repost, Comment, Like and Follow, social relationships, and demographic data such as age, gender and geography. Our SIG recommendation engine employs multiple algorithms, making it capable of realizing hyperscale online training, allowing us and our customers to push content to Weibo users that they are more likely to find interesting and relevant. We continually refine our recommendation engine to improve the relevance of information we push to users to increase user stickiness. In addition, we believe that advertisements can gain greater relevance from social context and become part of the user experience rather than an interruption of it.

Cloud Computing. We have in-house designed a proprietary “hybrid cloud” platform, which has hyperscale data distributed computing and analyzing capabilities to handle viral topics on Weibo platform in real-time. Our hybrid cloud platform can spot viral topics within seconds, automatically and speedily expand our cloud servers within minutes, and support millions of user visits occurring every second. Our proprietary model optimizes and facilitates efficient data storage by dividing data into different levels. This distributed storage model allows us to efficiently manage billions of pieces of data while storing data on ordinary servers that are easily scalable. Our geographically distributed architecture enables fast access for users across the country. Weibo, as the main distribution platform for China’s major viral topics, has been providing users with stable and smooth visiting experiences, even when its peak user access traffic was constantly refreshed by itself from time to time upon viral topics on its platform.

Video Platform. Our video platform supports media content in multiple formats. We have upgraded our video encoder, making it possible to provide quality visual effects even when end users’ bandwidths are limited. We invented a video orchestration engine, which has significantly increased the efficiency to process videos and the speed for users to upload videos. We utilize machine learning technologies to semantically understand videos uploaded to our platform, whereby we extract texts, basic features from videos to generate content labels, interest-based themes and video fingerprint information. We use these information to accelerate content review of the videos and distribution of the videos on our platform.

Live Streaming System. We have developed a smart dispatch system that links push streaming with node load balancing and optimal path finding technologies, which adjusts video caches to adapt to different networks and ensures video quality and stability in live streaming. We have upgraded our live streaming engine to support millions of users watching live streaming simultaneously and to improve user experience with lower network latency even in poor internet conditions.

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

SINA acts as our agent in servicing our advertising and marketing clients. We have signed an agreement with SINA relating to these sales and marketing services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA—Sales and Marketing Services Agreement.” We will continue to offer integrated solutions to customers with both SINA’s and our advertising and marketing solutions. We believe that our advertising and marketing solutions are complementary to SINA’s.

We believe that our position as a leading social media platform in China has given us widespread name recognition. We focus on continually improving the quality of our products and services to strengthen our brand, as we believe satisfied users and customers are more likely to recommend our products and services to others. While word of mouth has helped us, we also make selective use of advertising, promotions and special events to promote Weibo awareness and usage.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of February 28, 2021, we have registered 176 patents and applied for an additional 235 patents with the PRC State Intellectual Property Office. As of February 28, 2021, we have registered 303 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its and “” trademarks.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce or defend our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. They replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and the Implementation Regulations reference a negative industry list for foreign investment’s access into various PRC domestic industries. This negative list has been updated from time to time by the State Council and sets forth industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020) effective on July 23, 2020, or the Negative List, the ultimate foreign equity ownership of a value-added telecommunications service (other than e-commerce, domestic multi-party communications, storage-forwarding and call centers) provider in the PRC may not exceed 50%.

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

To comply with these PRC regulations, we operate our platform through Weimeng. Weimeng is currently owned by four PRC employees of our company or SINA, Y. Liu, W. Wang, W. Zheng and Z. Cao, and a third-party minority stake holder, WangTouTongDa (Beijing) Technology Co., Ltd. Weimeng holds an Internet Content Provision License and a Bulletin Board Service Permit. Weimeng owns the domain names related to its operations and our platform (weibo.com, weibo.cn, and weibo.com.cn), while the trademarks relating to our operations are held by Weibo Technology, Weimeng and SINA’s subsidiaries. Due to the fact that trademarks owned by SINA’s subsidiaries contain SINA’s Chinese name or logo, such trademarks cannot be transferred to us. However, each of SINA’s subsidiaries has granted an exclusive license to Weimeng for its use of such trademarks. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by Weimeng, we may need to transfer these trademarks to Weimeng, which could severely disrupt our business.

If, despite these precautions, the PRC government determines that we do not comply with applicable laws and regulations, it can revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our platform, require us to restructure our operations, including possibly the establishment or restructuring of a foreign-invested telecommunications enterprise, re-application for the necessary licenses, or relocation of our businesses, staff and assets, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On September 7, 2017, the CAC promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, as amended on January 22, 2021 and became effective on February 22, 2021. Pursuant to the amended provisions, official accounts, or public accounts on certain social media, refer to subscription accounts created and run by users of internet platforms to distribute information to the public. These platforms are required to establish and improve a management system for user registration, information content security, content ecology, data security, personal information protection, intellectual property protection and credit assessment, and a monitoring and evaluation mechanism for public accounts, to prevent fraud such as false account subscriptions and interaction counts. Platforms shall also establish and disclose management rules and platform codes with respect to information content production and public account operation, both of which shall be filed with the local cyberspace administrator. The amended provisions also require platforms to verify the consistency of user information on the platform with the user's real identity and prohibit the operators of public accounts from illegally transferring those accounts to others. Furthermore, platform shall establish and improve mechanisms to deal with online rumors and other false information. When cooperating with an account operator, platforms shall regulate and manage business acts such as e-commerce sales, advertisement publishing, user reward, etc. In addition, platform operators are obligated to prevent false advertisements and commercial fraud from occurring on their platforms.

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

To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our platform or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and number of users on our website increase. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo or Yizhibo.”

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

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our platform, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases what content could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increase. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo or Yizhibo.”

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

On May 28, 2020, the National People's Congress adopted the Civil Code of the PRC, effective on January 1, 2021. According to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual's private information or infringe on an individual's right of privacy, unless otherwise prescribed by law or with such individual's prior express consent. In addition, personal information is protected by the PRC laws. Any processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor must not divulge or falsify the personal information collected and stored by it, or provide the personal information of an individual to others without the consent of such individual.

To comply with these laws and regulations, we require our users to accept terms of services under which they agree to provide certain personal information to us, to have established information security systems protect user privacy and to have such information filed with the MIIT or its local branch as required. If Weimeng, which is an internet content provision operator, violates PRC laws in this regard, the MIIT or its local bureau may impose penalties and Weimeng may be liable for damages caused to their users. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

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

Weimeng currently holds an Online Culture Operating License issued by the Beijing Municipal Bureau of Culture and Tourism on October 20, 2020 and valid through December 30, 2023.

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

The Administrative Provisions on Online Publishing Services, or the Provisions, which were jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and took effect on March 10, 2016. The Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC is subject to the Provisions. The Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Provisions, online publications refer to digital works which have publishing features such as having been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and others. Any online game shall obtain approval from the relevant regulator before it is launched online. According to the Negative List, foreign investment is prohibited from entering into the publishing service industry.

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

According to the Interim Administrative Measures for Internet Games, issued by the Ministry of Culture on June 3, 2010 and last amended on December 15, 2017, any entity engaging in online game operations must obtain an Online Culture Operating License. On July 10, 2019, this measure was abolished by the Ministry of Culture and Tourism. As a result, the Ministry of Culture and Tourism is no longer responsible for regulating the online game industry in China and has ceased to grant or renew any Online Culture Operating License relating to game operations. The issued Online Culture Operating License relating to game operations, however, will remain valid until each of their original expiration dates.

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

On October 17, 2020, the Standing Committee of the National People's Congress revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled "Online Protections" which stipulates a series of provisions to further protect minors' interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as gaming, live streaming, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online gaming service providers must request minors to register and log into online games with their valid identity information, (iv) online gaming service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate games or gaming functions, and (v) online gaming service providers may not provide online game services to minors from 10:00 P.M. to 8:00 A.M. the next day.

Weimeng has been actively communicating with the relevant government authority for the application of an internet publishing permit. We have adopted our own anti-fatigue and real name registration systems.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and amended in 2015. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Weimeng holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, valid through October 29, 2022.

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

On August 1, 2018, the CAC and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Circular, which specifies respective duties of online live-streaming service providers, network access service providers and application stores, aiming to prompt relevant internet-based enterprises to fulfill their responsibilities. The Online Live-streaming Services Circular provides that an online live-streaming service provider must make a record filing with the competent telecommunications authority as an internet content provider (ICP). Online live-streaming service providers are also required to apply for a permit with the local authorities if it engages in telecommunications business, live streaming business for internet news information, online performance, and/or online visual-audio programs. Online live-streaming service providers must make record filings with the local public security authorities within 30 days after live-streaming services have been published on the internet. In addition, online live-streaming service providers are required to implement real name verification system for users, intensify administration of online anchors, establish blacklist system for online anchors, optimize the system of watching and censoring livestreamed content for regulatory purposes, and improve measures to better respond to harmful content.

On November 6, 2020, the SAMR issued the Guidelines on Strengthening Supervision of Online Live Streaming Marketing Activities, pursuant to which an network platform will assume the responsibility and obligation as an e-commerce platform operator according to the E-Commerce Law, provided that this platform provides operators, who sell goods or provide services via internet live streaming, with services such as internet operation place, transaction matchmaking and information publication in order for the transaction parties to independently complete their transaction activities.

On November 12, 2020, the NRTA issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, pursuant to which live streaming platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. Notice 78 requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System, and we have completed such registration as requested. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live streaming rooms. Live streaming platforms for online shows need to manage the hosts and users making virtual gifting based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021, among others, live streaming service providers are not allowed to provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

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

Weimeng holds a surveying and mapping qualification certificate (Class B) issued by Beijing Municipal Commission of Planning and Natural Resources, valid through December 31, 2021.

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

Patent. The Patent Law was adopted in 1984 and amended in 1992, 2000, 2008 and 2020. The amended version in 2020 will come into effect on June 1, 2021. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, nuclear transformation method and substances obtained by the method of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and a term of fifteen years in the case of designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

We have registered 176 patents and applied for 235 patents with the State Intellectual Property Office as of February 28, 2021.

Copyright. The Copyright Law was adopted in 1990 and amended in 2001, 2010 and 2020. The amended version in 2020 will come into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the losses of copyright owners. The Copyright Law further provides that the infringer must compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the illegal income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB5,000,000.

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

Under the Civil Code of the PRC effective from January 1, 2021, both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the internet user for damages resulting from the infringement.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 303 software copyrights as of February 28, 2021.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019, protects registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office, which is under the National Intellectual Property Administration and handles trademark registration affairs in China, will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the National Intellectual Property Administration, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. and “” are registered trademarks of SINA’s subsidiaries in China and are exclusively licensed to us for use.

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

On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in China may convert their foreign debts from foreign currency to RMB on discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products. As SAFE has not provided detailed guidelines with respect to its interpretation or implementation, it is uncertain how these rules will be interpreted and implemented.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, and such equity investment does not violate applicable laws and does comply with the negative list on foreign investment.

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

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

C.	Organizational Structure

Weibo is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and consolidated VIEs and VIEs’ subsidiaries. The following diagram illustrates our corporate structure, including our significant subsidiaries, principal consolidated VIEs and the VIEs’ subsidiary, as of the date of this annual report:

Equity interest.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement.

(1)

The shareholders of Weimeng are four PRC employees of us or SINA, namely, Y. Liu, W. Wang, W. Zheng and Z. Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder holding 1% of Weimeng’s equity interest.

(2)	The shareholders of Weimeng Chuangke are two PRC employees of our company or SINA, namely, Y. Liu, and W. Wang, holding 50% and 50% of Weimeng Chuangke's equity interests, respectively.

Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders.

In order to comply with the PRC government's foreign investment restrictions on internet information services and other laws and regulations, we conduct all our internet information services, advertising and value-added services and other related businesses in China via our significant domestic VIEs.

The capital investments in both Weimeng and Weimeng Chuangke were funded through Weibo Technology and recorded as interest-free loans to the respective shareholders of the Weimeng and Weimeng Chuangke. As of December 31, 2020, the total amount of interest-free loans to the shareholders of the Weimeng was RMB555.0 million ($85.0 million) and to the shareholders of Weimeng Chuangke was RMB30.0 million ($4.6 million). Under various contractual agreements, the shareholders of our consolidated VIEs are required to transfer their ownership in the VIEs to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of our consolidated VIEs are assigned to Weibo Technology. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with each of our consolidated VIEs, under which Weibo Technology provides technical services and other services to these VIEs in exchange for substantially all of their economic benefits. In addition, the shareholders of our consolidated VIEs have pledged their shares in these VIEs as collateral for repayment of loans and payment of fees on technical and other services due to us.

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

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

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreement. In the event of default of such obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements. We have completed registration of equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Civil Code.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by or licensed to Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology. These VIE agreements provide us with the power to direct the activities that most significantly affect the economic performance of our consolidated VIEs and enable us to receive substantially all of the economic benefits generated by them. For the years ended December 31, 2018, 2019 and 2020, the total amount of service fees that Weibo Technology received from Weimeng under these service agreements and trademark license agreement was $842.6 million, $832.4 million and $766.8 million, respectively, which were based on the actual cost incurred from providing the services and the cash position and operations of Weimeng.

Weibo Technology, Weimeng Chuangke and Weimeng Chuangke's shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to our contractual arrangements with Weimeng and Weimeng's shareholders described above.

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd. an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd., made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

The third party minority stake holder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we are not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. We believe Weibo Technology, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2020, we have leased approximately 23,000 square meters of office space mainly in Beijing, Shanghai and Tianjin. These leases have various expiration dates. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space (SINA Plaza) with us for our employees to use.

The servers that support our products and services are primarily maintained at China Telecommunications Corporation, or China Telecom, China Unicom branches, Ali Cloud and Huawei Cloud services in cities across China, as well as servers located in Taipei, Santa Clara, California and Hong Kong. We share the use of domestic servers with SINA during the ordinary course of our business. Maintenance and repair are the responsibility of SINA employees for the time being. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA.”

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

Overview

As a leading social media platform for people to create, share and discover content in China and the global Chinese community, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in August 2009, we have achieved significant scale. In December 2020, we had 521 million MAUs and 225 million average DAUs. Approximately 94% of our MAUs in December 2020 accessed Weibo through mobile devices at least once during the month.

Weibo offers a wide range of advertising and marketing solutions to our customers, ranging from key accounts, which are mostly large brand advertisers, to small medium-sized enterprises, enabling them to promote their brands, products and services to our users. Advertising and marketing services contribute to the majority of our revenues, mainly including the sale of social display advertisements and promoted feeds. We have developed and are continuously refining our social interest graph, or SIG, recommendation engine, which enables our customers to perform social marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

The value we create for our users and customers is enhanced by our platform partners, which include content creators such as KOLs, media outlets and other organization with media rights, MCNs, which are professional agencies for influencers, self-medias and app developers. Our platform partners contribute a vast amount of content to Weibo, which generates user engagement and is virally distributed across the platform, enriching user experience and increasing Weibo’s monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, such as live streaming agencies, influencers, MCNs and game developers.

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and, to a lesser extent, through value added services, mainly including VIP membership, live streaming, and game related services. We place great emphasis on product innovation and our steady stream of introductions of new advertisement products has led to solid and healthy revenue growth since our IPO, despite of the adverse impact from COVID-19 in 2020. Our revenues in 2018, 2019 and 2020 were $1,718.5 million, $1,766.9 million, and $1,689.9 million, respectively. We had a net income attributable to Weibo’s shareholders of $571.8 million in 2018, $494.7 million in 2019 and $313.4 million in 2020.

Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the social media industry in China, which include:

●	the extent to which social media continues to grow in popularity and becomes further integrated into people’s everyday lives in China;
●	the intensity of competition both for the time and attention of internet users and for the advertising and marketing spending of brands and businesses that market to consumers; and
●	continued mobile internet penetration and infrastructure development.

Unfavorable changes in any of these general factors could negatively affect demand for our products and services and adversely affect the results of our operations. In addition to the general factors affecting the social media industry in China, the specific factors affecting our results of operations include the following:

Scale and Engagement of Our User Base. Our revenues are ultimately affected by the scale of our user base, and the strategies we pursue to achieve user growth may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception in 2009. As the size of our user base increases to an even larger scale and as we become more penetrated in China, our user growth rate may decrease. Due to the media nature of our platform, the growth of our users may not be linear. In general, the penetration of Weibo among internet users in the more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. Our ability to grow our active user base will depend in part on the success of our strategies to attract additional users from lower-tier cities and towns in China while maintaining or growing our user base in tier 1 and tier 2 cities.

Changes in user engagement could affect our results of operations, especially since we began adding monetization features to our social platform. We need to motivate our users to engage actively on our platform to secure an abundant supply of user-generated content, to entice content creators to share even more content, and to ensure that we have a broad audience for our advertising and marketing services. Video, particularly in the form of short video and live video, is becoming increasingly popular in China and has become an important way for our users to engage and interact on Weibo. Our ability to provide an easy-to-use infrastructure for our users to create and share video as well as consume video, especially in a cost-effective manner, will largely impact our user experience.

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

Monetization. We started monetization in 2012 and has since experienced solid revenue growth. We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from value-added services. Our monetization model is evolving and sophisticated. Therefore, we are unable to gauge the period-to-period growth of our revenues based on any particular user traffic metric. Furthermore, our ability to monetize our user traffic depends to a large degree on how well the demographic profile and social interests of our users fit the audience profile that our advertising and marketing customers hope to reach at any given time. Our advertising and marketing customers include both large companies and SMEs that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing. We monitor user engagement and adjust our pricing strategies to optimize the value of our platform for our users and our advertising and marketing customers. We plan to increase the monetization of our platform by growing our user base and user engagement, and managing advertisement inventory and advertising load more effectively without adversely affecting user experience. Meanwhile, in order to continue to increase the efficiency of monetization, we need to stay innovative to improve the targeting capabilities of our advertising and marketing offerings and develop new advertisement products, formats and capabilities. We also plan to further diversify our monetization through growing value-added services.

We have been exploring various ways of monetization since 2012. For example, in 2016, we upgraded our advertisement system to allow SMEs to purchase brand advertisements and key accounts to purchase promoted feeds, as well as introduced video advertisements. We also introduced promoted search to customers to sponsor key words or topics alongside users’ search behaviors in 2016. In 2017 and 2020, we initiated two rounds of comprehensive revamp on our advertisement system to drive bidding efficiency as well as diversify our advertising offerings. We generate revenues from value-added services primarily by providing membership, live streaming and online game services. We have been exploring monetization opportunities in value-added services through investment in various areas, including our acquisitions of a live streaming business in 2018 and a company operating several online interactive entertainment apps in China including “Pocket Werewolves” in 2020.

Investment in Technology Infrastructure. Our technology infrastructure is critical to providing users, customers and platform partners access to our platform, particularly during major events when activities on our platform increase substantially. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to ensure that technical difficulties do not detract from user experience or deter new users, customers or platform partners from accessing our platform. As 4G and Wi-Fi become more widely available in China and 5G has been gradually introduced to people’s daily life, we expect our users to share and consume more content in rich media format, such as photo, video and audio, which will require more infrastructure capacity, and costs to support, than text feeds. To further expand our capabilities to satisfy technology infrastructure demands, especially those arising from major media events and increasing video usage, we work with third-party service providers to procure bandwidth and other infrastructure services. Our ability to derive greater cost efficiency from infrastructure demands will depend on factors including our ability to negotiate a lower unit price with third-party vendors over time and the mix of services provided by third-party vendors and SINA, our controlling shareholder.

Marketing and Brand Promotion. Our brand recognition is key to our growth in both user scale and engagement to achieve platform expansion. On top of user base expansion, we have optimized our channel investment strategy along with relevant product and operational efforts, to focus on enhancing user engagement, which resulted in higher user acquisition efficiency with disciplined sales and marketing spending.

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

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. Our results of operations and financial condition in 2020 have been affected by the spread of COVID-19. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2021 will depend on the future developments of the outbreak, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the actions to contain the coronavirus or treat its impact, the availability of vaccine and treatment for COVID-19, among others. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In early 2020, to contain the spread of COVID-19, the Chinese government had taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and suspension of factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date of this annual report. However, there has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. Our headquarter is located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable diseases has caused, and may cause again in the future, companies, including us and certain of our customers and content partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees’ health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. The outbreak of COVID-19 has caused our advertising and marketing customers to reduce their advertising budgets, which has affected our advertising revenues and financial performance in the year of 2020, particularly in its first half. The COVID-19 pandemic has caused negative impact to our total revenues, slower collection of accounts receivables, and additional allowance for credit losses. Our advertising business has been gradually recovering, underpinned by improved advertiser sentiment, following the effective control of the domestic outbreaks and work resumption. We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to health epidemics and other outbreaks, such as the outbreak of COVID-19, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

As of December 31, 2020, our total cash, cash equivalents and short-term investments were $3,496.9 million. Our principal sources of liquidity have been cash from operations and net proceeds from issuance of unsecured senior notes. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

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

Our subsidiary incorporated in Hong Kong, Weibo HK, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2017/2018, 2018/2019 and 2019/2020. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiary incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprise,” “key software enterprise” and/or “high and new technology enterprise.” Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” and was entitled to an exemption from the enterprise income tax for two years beginning 2015, its first accumulative profitable year, and a 50% reduction to a tax rate of 12.5% for the subsequent three years starting from 2017 to 2019. Although Weibo Technology was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate for its “software enterprise” status as it has been five years since its first profitable year of 2015. Weibo Technology completed its filings as a “key software enterprise” with the tax authority in 2018, 2019 and 2020 for its status of 2017, 2018 and 2019, therefore was entitled to enjoy a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and we will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained, usually one year in arrears. Weibo Technology was also granted the “high and new technology enterprise” status for the fiscal years from 2017 to 2022, which entitled the qualified entity a preferential tax rate of 15% in 2020. Its qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. In addition, certain of our other PRC entities also qualify as a “software enterprise,” and/or “high and new technology enterprise,” and currently enjoy the respective preferential tax treatments.

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are also subject to VAT and related surcharges at a combined rate of 6.7%. Our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024. The cultural business construction fees were exempted for the fiscal year of 2020 as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic.

Dividends paid by our subsidiary in China, Weibo Technology, to our intermediary holding company in Hong Kong, Weibo HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a special exemption. If Weibo HK satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid by Weibo Technology to Weibo HK will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

If our holding company in the Cayman Islands, Weibo Corporation, were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— We and/or our Hong Kong subsidiary may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If Weibo HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, then dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by Weibo Technology to Weibo HK would still be subject to PRC dividend withholding tax and whether such tax, if imposed, would be imposed at a rate of 5% or 10%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Inflation

In the past three years, inflation in China did not materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index for 2018, 2019 and 2020 increased by 2.1%, 2.9% and 2.5%, year over year, respectively. Although we have not been materially affected by inflation in the past, we may be affected by inflation in the future if inflation rate in China increases.

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

Use of Estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for credit losses, stock-based compensation, the estimated useful lives of assets, convertible debt, business combination, and foreign currency. We base the estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”.  We adopted the new revenue guidance since January 1, 2018.

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

Practical Expedients and Exemptions. We generally expense sales commissions when incurred because the amortization period is generally one year or less. These costs are recorded within sales and marketing expenses.

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

VIP membership mainly includes a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

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

Game-related revenues are mostly generated from the purchase of virtual items by game players through our platform, including items, avatars, skills, privileges or other in game consumables, features or functionality, within the games. Our performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. Each virtual item is considered as a distinctive performance obligation. We collect payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games.

For games co-operated with third party developers, revenue is recorded on a gross basis for games that we are acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which we are not acting as the principal in fulfilling all obligations.

Sales of virtual currencies are recognized as revenues over the estimated lifespans of in-game virtual items. The estimated lifespans of different virtual items are determined by the management based on either the expected user relationship periods or the stipulated period of validity of the relevant virtual items depending on the respective term of virtual items. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

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

Taxation

Income Taxes. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

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

Credit Losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The guidance is applicable to accounts receivable and was adopted on January 1, 2020. Accounts receivable are recorded at the original amount less an allowance for any potential uncollectible amounts. The management makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income.

ASC Topic 326 is also applicable to the loans to and interest receivable from other related parties included in the prepaid expenses and other current assets on the consolidated balance sheets. Our management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis, based on lifetime expected credit losses of these loans and interest receivable by estimating loan collection schedule, then discounting these cash flows to their present values. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and reasonable and supportable performance forecasts.

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

Long-Term Investments

The following table sets forth a breakdown of our long-term investments by accounting treatment as of dates indicated:

	For the Year Ended December 31,
	2018	2019	2020

	(in US$thousands)
Equity Securities Without Readily Determinable Fair Values	570,619	558,602	579,084
Equity Method	122,491	199,379	311,161
Equity Securities With Readily Determinable Fair Values	1,476	269,478	289,221
Total long-term investment	694,586	1,027,459	1,179,466

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

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by us in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, which comprised the cash flow forecasts and critical assumptions used in cash flow forecasts, such as the investees’ revenue growth rate, terminal growth rate, discount rate, selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIE. We assess goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles – Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. U.S. The guidance provides option that we may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and our share price. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from four to ten years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

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

	For the Year Ended December 31,
	2018(1)	2019(1)	2020(1)

	(In $ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	$1,172,136	$1,202,437	$1,202,712
Alibaba(2)	117,696	97,772	188,597
SINA and other related parties	209,348	230,002	94,846
Subtotal	1,499,180	1,530,211	1,486,155
Value-added services revenues	219,338	236,703	203,776
Total revenues	1,718,518	1,766,914	1,689,931
Costs and expenses:
Cost of revenues(3)	277,648	328,826	302,180
Sales and marketing(3)	527,424	465,339	455,619
Product development(3)	249,873	284,444	324,110
General and administrative(3)(4)	43,755	90,721	101,224
Goodwill and acquired intangibles impairment	10,554	—	—
Total costs and expenses	1,109,254	1,169,330	1,183,133
Income from operations	609,264	597,584	506,798
Income (loss) from equity method investments	57	(13,198)	10,434
Realized gain (loss) from investments	(287)	612	2,153
Fair value changes through earnings on investments, net(5)	40,074	207,438	35,115
Investment related impairment	(24,074)	(249,935)	(211,985)
Interest income	57,970	85,386	85,829
Interest expense	(15,390)	(29,896)	(57,428)
Other income, net	1,228	4,406	4,997
Income before income tax expenses	668,842	602,397	375,913
Less: Provision of income taxes	96,222	109,564	61,316
Net income	$572,620	$492,833	$314,597
Less: Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	797	(1,842)	1,233
Net income attributable to Weibo's shareholders	$571,823	$494,675	$313,364
Shares used in computing net income per share attributable to Weibo's shareholders:
Basic	223,751	225,452	226,921
Diluted	232,683	226,412	227,637
Income per ordinary share:
Basic	$2.56	$2.19	$1.38
Diluted	$2.52	$2.18	$1.38
Income per ADS(6):
Basic	$2.56	$2.19	$1.38
Diluted	$2.52	$2.18	$1.38

(1)	On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605. Topic 606 requires the presentation of VAT recognized in revenues from “gross” to “net,” which results in equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions.
(2)	During 2020, we recorded $152.0 million in advertising and marketing revenues from Alibaba. Moreover, one of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another $36.6 million to our total revenues in 2020.
(3)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020

	(in $ thousands)
Cost of revenues	3,522	5,251	5,384
Sales and marketing	6,837	9,828	9,983
Product development	21,187	28,628	33,093
General and administrative	9,465	17,582	18,645
Total	41,011	61,289	67,105

(4)	We adopted ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments" in the fiscal year of 2020. The guidance requires the measurement and recognition of expected credit losses for financial assets held at amortized cost that an entity does not expect to collect over the asset's contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions.
(5)	We adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of the new accounting update, we measure investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings.
(6)	Each ADS represents one Class A ordinary share.

Revenues

We generate the majority of our revenues from advertising and marketing services, such as social display advertisements, and promoted marketing. We also generate revenues from value-added services, mainly including VIP membership, live streaming,and game-related services.

2020 Compared to 2019

Our revenues decreased by 4% from $1,766.9 million in 2019 to $1,689.9 million in 2020.

•

Advertising and marketing revenues. Advertising and marketing revenues decreased by 3% from $1,530.2 million in 2019 to $1,486.2 million in 2020. Mobile advertising revenues accounted for approximately 90% of our total advertising and marketing revenues in 2020, compared to 87% in 2019, benefiting from the growth of advertiser preferences. The total number of advertisers was 1.6 million in 2020, compared to 2.4 million in 2019, while the average spending per advertiser (excluding Alibaba) increased by 39% from $593 in 2019 to $825 in 2020, both of which were primarily due to the churn of individual customers with relatively lower advertising budget.

Revenue from key accounts grew by 2% from $729.3 million in 2019 to $741.5 million in 2020, largely attributable to the strong relationship between Weibo and brand advertising customers, as Weibo demonstrated unique value proposition for customers with our differentiated social ad offerings and enhanced ad performance.

Revenue from SMEs decreased by 16% from $703.2 million in 2019 to $592.7 million in 2020, mostly due to the relatively slower recovery pace of the SME sector during the COVID-19 pandemic and the intense market competitions.

Revenue generated from Alibaba as an advertiser increased by 55% from $97.8 million in 2019 to $152.0 million in 2020. The expenditure from Alibaba on Weibo’s platform highly correlates to its marketing strategies, which may fluctuate on an annual basis. The sustained momentum of advertising spending from Alibaba reflects our strengthened cooperation in driving value for brands and merchants to achieve branding plus performance purposes through integrated advertisement campaigns on both platforms. Weibo remains as a key platform for Alibaba in the fields of social marketing, e-commerce and fan economy.

•

Value-added services revenues. Value-added services revenues decreased by 14% from $236.7 million in 2019 to $203.8 million in 2020. The decrease was mainly caused by the revenue decline from Yizhibo live streaming business, which fell from $76.7 million in 2019 to $39.3 million in 2020. The decrease was partially offset by (i) the revenue growth of our VIP membership, which increased by $15.8 million or 15% compared to 2019, resulting from the increase of revenue from users who were willing to pay for the content created by our platform partners, and (ii) the revenue growth from game-related services by $8.2 million or 187% compared to 2019, mostly attributable to the interactive entertainment company acquired in the fourth quarter of 2020.

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

Revenue generated from Alibaba decreased by 17% from $117.7 million in 2018 to $97.8 million in 2019. The expenditure from Alibaba on Weibo’s platform highly correlates to its marketing strategies, which may fluctuate on an annual basis. Weibo remains as a key platform for Alibaba in the fields of social marketing, e-commerce and fan economy.

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

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, general and administrative expenses, including costs and expenses allocated from SINA during the presented periods, as well as goodwill and acquired intangibles impairment. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, depreciation expense, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation professional services fees and provision of allowance for credit losses.

2020 Compared to 2019

Our costs and expenses increased slightly by 1% from $1,169.3 million in 2019 to $1,183.1 million in 2020.

●	Cost of Revenues. Cost of revenues decreased by 8% from $328.8 million in 2019 to $302.2 million in 2020. The decrease was largely due to the decline of $34.1 million in turnover taxes mainly resulting from the exemption of cultural business construction fees for the fiscal year of 2020, and decrease of $20.1 million in revenue share cost primarily caused by the decline in live streaming revenue. The decrease was partially offset by an increase of $17.0 million in advertisement production cost, and an increase of $10.0 million in labor cost. We expect our cost of revenues to increase in absolute amount in the foreseeable future.
●	Sales and Marketing. Our sales and marketing expenses decreased by 2% from $465.3 million in 2019 to $455.6 million in 2020. The decrease was mostly from a reduction of $21.4 million in marketing spend and promotional activities during the COVID-19 pandemic, partially offset by an increase of $9.4 million in personnel-related expense, mainly driven by an increase in employee headcount. We expect our sales and marketing expenses to increase in absolute amount in the foreseeable future.
●	Product Development. Our product development expenses increased by 14% from $284.4 million in 2019 to $324.1 million in 2020. The increase was primarily attributable to a growth of $22.7 million in personnel-related expenses arising from a larger product development team and higher salaries, and an increase of $11.2 million in infrastructure cost. We expect our product development expenses to increase in absolute amount in the foreseeable future.
●	General and Administrative. Our general and administrative expenses increased by 12% from $90.7 million in 2019 to $101.2 million in 2020, largely resulting from an increase of $14.6 million in provision of allowance for credit losses. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future.

2019 Compared to 2018

Our costs and expenses increased by 5% from $1,109.3 million in 2018 to $1,169.3 million in 2019.

●	Cost of Revenues. Cost of revenues increased by 18% from $277.6 million in 2018 to $328.8 million in 2019. The increase was largely due to an increase of $36.1 million in live streaming revenue sharing cost, an increase of $11.0 million in labor cost, an increase of $8.6 million in bandwidth expenditure, and an increase of $3.8 million in advertisement production cost, partially offset by a decrease of $12.0 million in turnover taxes mainly due to cultural construction fees applicable to our advertising and marketing revenues reduced from a rate of 3% to 1.5% since July 1, 2019.
●	Sales and Marketing. Our sales and marketing expenses decreased by 12% from $527.4 million in 2018 to $465.3 million in 2019. The decrease was mostly due to a decrease of $76.5 million in channel marketing spend and promotional activities due to a more disciplined channel investment, partially offset by an increase of $6.7 million in personnel-related expense, primarily due to higher commissions arising from higher revenue achievements and an increase of $5.3 million in outside labor cost.
●	Product Development. Our product development expenses increased by 14% from $249.9 million in 2018 to $284.4 million in 2019. The increase was mainly attributable to an increase of $12.4 million in personnel-related expenses arising from higher salaries, an increase of $7.4 million in stock-based compensation, an increase of $6.7 million in outside labor cost and an increase of $6.6 million in infrastructure cost.
●	General and Administrative. Our general and administrative expenses increased by 107% from $43.8 million in 2018 to $90.7 million in 2019, mostly resulting from an increase of $32.3 million in bad debt expenses due to slower collection of accounts receivable from customers in 2019 because of the unfavorable macroeconomic environment, an increase of $8.1 million in stock-based compensation and an increase of $6.8 million in professional services.

Investment Related Impairment

We perform impairment assessments of our investments and determine if an investment is impaired due to changes in quoted market price or other impairment indicators. For a detailed description of accounting treatment of our investment related impairment and the performance of the investments, see “Significant Accounting Policies, Judgments and Estimates.” We recorded $24.1 million, $249.9 million and $212.0 million in investment related impairment charges in 2018, 2019 and 2020, respectively, as the investments were not performing to expectations or them becoming incapable of making repayments. The investment related impairment in 2020 mainly included a partial impairment of $59.8 million on an investee in e-commerce business, a $39.3 million write-off on a game company, and $82.2 million impairment charge on loans to investees, due to their unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future.

Interest Income and Interest Expense

	For the Year Ended December 31,
	2018	2019	2020

	(in $ thousands)
Interest income	57,970	85,386	85,829
Interest expense	(15,390)	(29,896)	(57,428)

2020 Compared to 2019

The increase in interest expense was mainly caused by the interest expense arising from our 2024 Notes issued in July 2019 and 2030 Notes in July 2020.

2019 Compared to 2018

The increase in interest income was mostly resulting from the loans to other related parties and a higher balance of cash, cash equivalents and short-term investments. The increase in interest expense was mainly due to the interest expense arising from 2024 Notes issued in July 2019.

Provision of Income Taxes

The following table sets forth current and deferred portion of income tax expense of the Company and the effective tax rate for China operations:

	For the Year Ended December 31,
	2018	2019	2020

	(in $ thousands except percentage)
Deferred tax provision (benefits)	4,438	16,839	(15,727)
Current income tax expenses	91,784	92,725	77,043
Income tax expenses	96,222	109,564	61,316
Income tax expenses applicable to non-China operations	—	21,473	2,852
Income tax expenses applicable to China operations	96,222	88,091	58,464
Income from China operation	712,108	708,653	432,944
Effective tax rate for China operations	13.5%	12.4%	13.5%

We recorded income taxes of $96.2 million, $109.6 million and $61.3 million in 2018, 2019 and 2020, respectively, including a $2.9 million of deferred tax charge from fair value change of investments by our non-China operations in 2020. The provision for income taxes for China operations differs from the amounts computed by applying the statutory EIT rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “software enterprise” or “high and new technology enterprise” during the periods presented, as well as the preferential tax treatment of “key software enterprise” status of 2017 to 2019 benefited by the WFOE one year in arrears during the three-year period ended December 31, 2020. Weibo Technology was entitled tax reduction of $77.2 million, $83.2 million and $55.1 million for 2018, 2019 and 2020, respectively, and further recognized $10.8 million, $13.0 million, and $13.4 million preferential tax treatment of “key software enterprise” status during the periods presented.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020

	(in $ thousands)
Net cash provided by operating activities	488,007	631,653	741,646
Net cash used in investing activities	(254,032)	(1,201,358)	(1,214,315)
Net cash provided by (used in) financing activities	(1,415)	791,869	741,963
Effect of exchange rate changes on cash and cash equivalents	1,083	(3,775)	92,565
Net increase in cash and cash equivalents	233,643	218,389	361,859
Cash and cash equivalents at the beginning of year	1,000,953	1,234,596	1,452,985
Cash and cash equivalents at the end of year	1,234,596	1,452,985	1,814,844

As of December 31, 2018, 2019 and 2020, our total cash, cash equivalents and short-term investments were $1,825.9 million, $2,404.2 million and $3,496.9 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations and issuance of unsecured senior notes.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2020 compared to that of December 31, 2019, was primarily due to $741.6 million cash provided by operating activities, net proceeds from issuance of 2030 Notes of $740.3 million and proceeds from disposal of and refund from investments of $289.6 million, partially offset by net cash paid to investments of $392.5 million, net loans to SINA of $292.1 million, and net cash paid for acquisitions of $214.3 million. As of December 31, 2020, our consolidated entities within China held $1,663.4 million of cash, cash equivalents and short-term investments, including $445.2 million held by our VIEs and the subsidiaries of VIEs. The remaining cash balance was held by our entities outside China.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2019 compared to that of December 31, 2018, was primarily due to $631.7 million cash provided by operating activities and net proceeds from issuance of 2024 Notes of $793.3 million, partially offset by cash paid to investees of $688.9 million and net loans to SINA of $190.3 million. Of the $2,404.2 million in cash, cash equivalents and short-term investments as of December 31, 2019, our consolidated entities within China held $952.0 million, including $99.5 million held by our VIEs and subsidiaries of VIEs. The remaining cash balance was held by our entities outside China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2020 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire/invest in offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals. For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Operating Activities

Net cash provided by operating activities in 2020 was $741.6 million. The difference between net cash provided by operating activities and our net income of $314.6 million in 2020 was primarily due to a non-cash investment related impairment of $212.0 million, and a decrease of $148.9 million in amount due from SINA, a non-cash charge of $67.1 million of stock-based compensation, an increase of $62.4 million in accrued and other liabilities, an decrease of $54.7 million in accounts receivable due from other related parties, and an increase of $53.1 million in provision of allowance for credit losses, partially offset by an increase of $75.7 million in accounts receivable due from third parties, an increase of $68.3 million in accounts receivable due from Alibaba, a non-cash gain of $35.1 million from fair value change of investments, and an increase of $30.5 million in prepaid expenses and other current assets. The increase in accrued and other liabilities was mainly resulting from the increased payable for sales rebate and personnel-related expenses. The increase in accounts receivable due from third parties was primarily due to the increase of accounts receivable from revenues contributed by key accounts advertisers who are generally postpaid customers.

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

Investing Activities

Net cash used in investing activities in 2020 was $1,214.3 million. This was mainly due to purchase of short-term investments of $3,170.3 million, cash paid on long-term investments of $392.5 million, net loans to SINA of $292.1 million, and net cash paid for acquisitions of $214.3 million, partially offset by the maturity of short-term investments of $2,600.0 million and proceeds from disposal and refund of long-term investments of $289.6 million.

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

Financing Activities

Net cash provided by financing activities in 2020 was $742.0 million. This mainly consisted of net proceeds of $740.3 million from the issuance of 2030 Notes and a receipt of $1.5 million from sale of a subsidiary’s equity interest to non-controlling shareholder.

Net cash provided by financing activities in 2019 was $791.9 million. This primarily consisted of net proceeds of $793.3 million from the issuance of 2024 Notes and partially offset by a payment of $1.7 million to purchase a subsidiary’s non-controlling equity.

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

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, our VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, our VIEs and their subsidiaries, is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2020, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was approximately $451.7 million. Although Weibo Technology has generated accumulated profits in 2020, it has not paid dividends in the past and currently has no intention to pay any dividend. We plan to reinvest most, if not all, of its profits, into our PRC operations for the future development and growth of our business.

Capital Expenditures

Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were $28.4 million in 2018, $21.7 million in 2019 and $34.8 million in 2020. We will continue to make capital expenditures for the future growth of our business and we intend to fund these purchases in the future with existing cash balance.

C.	Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
					More
		Less than	1‑3	3‑5	than 5
	Total	1 year	years	years	years

	(in $ thousands)
Operating Lease Obligations	9,726	6,406	2,522	642	156
Purchase Obligations	206,077	197,181	5,834	3,062	—
2022 Notes	922,492	11,250	911,242	—	—
2024 Notes	898,000	14,000	56,000	828,000	—
2030 Notes	990,469	12,656	50,625	50,625	876,563
Total	3,026,764	241,493	1,026,223	882,329	876,719

Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was $11.2 million, $11.5 million and $12.5 million for the years ended December 31, 2018, 2019 and 2020, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of $750 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

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

Name	Age	Position
Charles Chao	55	Chairman of the Board of Directors
Hong Du	49	Director
Daniel Yong Zhang	49	Director
P Christopher Lu	62	Independent Director
Pehong Chen	63	Independent Director
Gaofei Wang	42	Director and Chief Executive Officer
Fei Cao	46	Chief Financial Officer
Wei Wang	47	Chief Operating Officer
Zenghui Cao	43	Senior Vice President, Operation

Charles Chao has served as our Chairman of the board of directors since our inception. He has served as the Chairman of the board of directors of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. He also served as SINA’s Executive Vice President from April 2002 to June 2003 and Vice President, Finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently a director of Leju Holdings Ltd., an NYSE-listed company providing online-to-offline (O2O) real estate services in China, a director of NetDragon Websoft Inc., an HKSE-listed company providing technology for online gaming, and a director of TuSimple Holdings Inc., a Nasdaq-listed autonomous technology company. Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, an M.A. in Journalism from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

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

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been Chairman of Alibaba Group Holding Limited, a leading digital platform company listed on the NYSE and the HKEX, since September 2019, and has served as Alibaba’s Chief Executive Officer since May 2015. After joining Alibaba group in August 2007, Mr. Zhang served multiple senior management roles within the group. He served as Director from September 2014 to August 2019, as Chief Operating Officer from September 2013 to May 2015, and as President of Tmall.com from June 2011 to September 2013, and as Chief Financial Officer of Taobao Marketplace from August 2007 to June 2011 while concurrently served as General Manager of Tmall.com starting in April 2008 to June 2011. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer and financial controller of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. He was the chairman of Sun Art Retail Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from January 2018 to October 2020, and served as a director from October 2020 to December 2020. He is a member of the WEF International Business Council and the Vice Co-Chair of the Board and Co-Chair of the China board of Consumer Goods Forum. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

P Christopher Lu has served as our independent director since August 2020. Mr. Lu has served as the Executive Director at Foxconn Interconnect Technology Ltd, a company listed on the HKEX and global leader in the supply of precision components, since March 16, 2015. Mr. Lu is also the Global Cooperating Officer and Chief Financial Officer of Foxconn Interconnect Technology. From January 1981 to December 2014, Mr. Lu served multiple executive positions at Deloitte Touche Tohmatsu Limited, including the Chief Executive Officer of Deloitte China and a member of the Deloitte Touche Tohmatsu Limited Global Executive Committee. Mr. Lu is also an independent non-executive director at Greenland Holdings Corp., Ltd., an SSE-listed company operating real estate business, and Honma Golf Limited, an HKEX-listed company that manufactures and distributes golf products. He is a member of the American Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Mr. Lu obtained a Bachelor of Science degree in accounting and a master of accounting science degree from the University of Illinois at Urbana-Champaign, USA, in 1980 and 1981, respectively.

Pehong Chen has served as our independent director since January 2016. Before that he served as a director of SINA between March 1999 and December 2015. From May 1993 to May 2020, Mr. Chen was the Founder, Chief Executive Officer, President and Chairman of the board of BroadVision Inc., an enterprise software company. Prior to founding BroadVision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was President of Gain Technology, a multimedia software tools company, which was acquired by Sybase. He currently also serves at the board of director of Asian Art Museum. Mr. Chen received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Gaofei Wang has served as our Chief Executive Officer since February 2014 and our director since August 2020. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile from November 2006 to November 2012. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.

Fei Cao has served as our Chief Financial Officer since March 2021. Ms. Cao served as our Vice President, Finance from August 2017 to March 2021. Prior to that, Ms. Cao was a Vice President of SINA from January 2017 to July 2017 overseeing SINA’s finance department. Ms. Cao joined SINA in 2005 and served as the company’s Corporate Controller for more than ten years. Prior to joining SINA, she was an audit manager at the PricewaterhouseCoopers in Beijing. Ms. Cao holds a B.S. in engineering and an EMBA degree from Shanghai Jiaotong University. She is a certified public accountant in China and a member of the China Institute of Certified Public Accountants.

Wei Wang has served as our Chief Operating Officer since March 2021. Mr. Wang has been in charge of SINA Mobile’s business since January 2019. From January 2016 to December 2018, he served as Chief Information Officer of SINA. Mr. Wang joined SINA in March 2000 and served as the General Manager of Information Systems Department until December 2015. Prior to joining SINA, he worked at PricewaterhouseCoopers, LLP. Mr. Wang holds a B.A. in German from Fudan University.

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

For the year ended December 31, 2020, we paid an aggregate of approximately $0.8 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is the sum of (i) 1.0 million shares initially reserved under the 2014 Plan, (ii) 4.6 million shares reserved but unissued that were transferred from the 2010 Plan, and (iii) the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. As of December 31, 2020, 550,716 option was granted and 4,340,400 restricted share units have been granted and are outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of February 28, 2021, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2010 Plan and the 2014 Plan:

	Ordinary Shares
	Underlying
	Outstanding
	Options and
	Restricted		Exercise Price		Expiration
Name	Share Units		($/Share)	Grant Date	Date
Charles Chao	*	(1)	—	November 22, 2018	—
Hong Du	*	(1)	—	November 22, 2018	—
Pehong Chen	*	(1)	—	November 22, 2018	—
P Christopher Lu	*	(1)	—	August 13, 2020	—
Gaofei Wang	*	(1)	—	November 22, 2018	—
Fei Cao	*	(1)	—	From April 20, 2017 to August 14, 2020	—
Wei Wang	*	(1)	—	From April 20, 2017 to March 27, 2019	—
Zenghui Cao	*	(1)	—	From April 20, 2017 to August 14, 2020	—
	*		$32.68	August 14, 2020	August 14, 2027
Other grantees	*		From $3.50 to $32.68	From October 8, 2013 to August 14, 2020	From March 31, 2021 to August 14, 2027
	3,570,796	(1)	—	From November 16, 2016 to October 1, 2020	—
Total	4,664,555

*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.
C.	Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his interest at the meeting of our board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of our board after he knows that he is or has become so interested. Following such a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Our board of directors may exercise all our powers of the company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge our undertaking, property and assets (present and future) and uncalled capital or any part thereof.

Committees of the Board of Directors

We have established an audit committee and a compensation committee under the board of directors and adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. P Christopher Lu and Mr. Pehong Chen, and is chaired by Mr. Lu. Mr. Lu and Mr. Chen satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lu qualifies as an “audit committee financial expert.” As a Cayman Islands corporation, we are permitted to rely on the home country exemption under Nasdaq rules to reduce the size of our audit committee to two members. An audit committee of two independent directors would satisfy Rule 5605(c)(2). We have elected to follow home country practice in terms of the number of audit committee members. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Pehong Chen and Mr. P Christopher Lu, and is chaired by Mr. Chen. Mr. Chen and Mr. Lu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting. After the completion of our initial public offering, at each annual general meeting of our company, one-third of our directors at the time, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall be determined by lot, unless they otherwise agree between themselves. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director may be removed at any time before the expiration of his period of office by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office. In addition, Ali WB has obtained certain board representation rights. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with Alibaba.”

D.	Employees

We had 4,350, 4,126 and 5,073 employees, respectively as of December 31, 2018, 2019 and 2020. Our employees are mainly based in Beijing, Shanghai, Tianjin, Guangzhou and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020:

Function:	Number of Employees
Operations	879
Sales, customer service and marketing	1,376
Product development	2,709
General administration and human resources	109
Total	5,073

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

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The staff expenses related to the independent contractors recorded in 2020 were not significant.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by labor unions.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2021, by:

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

The calculations in the table below is based on 227,847,851 ordinary shares issued and outstanding as of February 28, 2021, comprising of 126,068,893 Class A ordinary shares and 101,778,958 Class B ordinary shares.

Ordinary Shares
	Beneficially Owned		Voting Power
	Number	%(1)	%(2)
Directors and Executive Officers:**
Charles Chao	*	*	*
Hong Du	*	*	*
Daniel Yong Zhang	—	—	—
P Christopher Lu	*	*	*
Pehong Chen	*	*	*
Gaofei Wang	*	*	*
Fei Cao	*	*	*
Wei Wang	*	*	*
Zenghui Cao	*	*	*
All directors and executive officers as a group	2,559,463	1.1%	*
Principal Shareholders:
SINA Corporation(3)	101,778,958	44.7%	70.8%
Ali WB Investment Holding Limited(4)	67,883,086	29.8%	15.7%

Notes:

*	Less than 1% of our total outstanding shares.
**	The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after February 28, 2021, the sum of (1) 227,847,851 which is the total number of ordinary shares outstanding as of February 28, 2021, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after February 28, 2021.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of February 28, 2021. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

Represents 101,778,958 Class B ordinary shares. SINA Corporation is incorporated in the Cayman Islands. The business address of SINA Corporation is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited, a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on NASDAQ.

(4)

Represents (1) 58,883,086 Class A ordinary shares and (2) 9,000,000 Class A ordinary shares represented by ADSs. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016.

To our knowledge, as of February 28, 2021, we had 67,171,218 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

SINA and Ali WB are currently the two largest shareholders of our company. Below are summaries of our relationship with these two shareholders.

Our Relationship with SINA

We are a controlled subsidiary of SINA. On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited, a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on NASDAQ.

We have entered into agreements with SINA with respect to various ongoing relationships between us after our initial public offering. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement, and a sales and marketing services agreement. The following are summaries of these agreements and of an intellectual property license agreement that we entered into with SINA in April 2013.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including  and “”, and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by SINA in case of our breach as provided in the agreement.

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

Contractual Arrangements

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders” for a description of the contractual arrangements between Weibo Technology, our VIEs and the shareholders of VIEs.

Transactions with SINA

During 2020, we recorded $62.1 million in revenues billed through SINA to third parties/from SINA. We had costs and expenses allocated from SINA of $43.0 million and $48.3 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated $9.7 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2020, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was $1.0 million.

In 2020, we entered in to a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations. In 2020, SINA has withdrawn a total of $473.8 million of loans from us and repaid $181.7 million to us while we recognized $13.5 million interest income on the loans to SINA. As of December 31, 2020, the outstanding balance of the loans to and interest receivable from SINA was $547.9 million.

During 2019, we recorded $137.2 million in revenues billed through SINA to third parties/from SINA. We had costs and expenses allocated from SINA of $51.8 million and $37.5 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we had amounts due from SINA (excluding loans to and interest receivable from SINA) of $148.2 million as of December 31, 2019.

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

During 2018, we recorded $90.6 million in revenues billed through SINA to third parties/from SINA. We had costs and expenses allocated from SINA of $47.3 million and $23.4 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we had amounts due from SINA (excluding loans to and interest receivable from SINA) of $61.7 million as of December 31, 2018.

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

Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payments to us, as well as accounts receivable directly from SINA are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from us, as well as liabilities directly to SINA, are included in the amount due to SINA. The amount due from or the amount due to SINA is presented as an offsetting balance on our consolidated balance sheets. Loan from SINA is presented under cash flow from financing activities, whereas loan to SINA is presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated to Weibo is presented under operating activities in the consolidated statements of cash flows.

Costs and expenses allocated from SINA represent services that were provided by various subsidiaries and VIEs of SINA. The service fees were incurred using an allocation methodology based on proportional utilization. See “—Our Relationship with SINA” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Accounting Policies, Judgments and Estimates—Basis of Presentation.”

Transactions with Alibaba

During 2020, we recorded $152.0 million in advertising and marketing revenues from Alibaba and $52.3 million of cost and expenses for the services provided by Alibaba. One of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another $36.6 million to our total revenues in 2020. As of December 31, 2020, we had a total of $135.3 million in accounts receivable due from Alibaba.

During 2019, we recorded $97.8 million in advertising and marketing revenues from Alibaba and $50.2 million of cost and expenses for the services provided by Alibaba. As of December 31, 2019, we had $60.4 million in accounts receivable due from Alibaba.

During 2018, we recorded $117.7 million in advertising and marketing revenues from Alibaba. As of December 31, 2018, we had $48.2 million in accounts receivable due from Alibaba.

Transactions with Other Related Parties

During 2020, other than revenues generated from SINA and Alibaba, we recorded $49.9 million in revenues from other related parties and $48.1 million in cost and expenses for services received from other related parties. As of December 31, 2020, we had outstanding balances related to other related parties of $42.5 million in accounts receivable, $30.8 million in accounts payable, and $4.8 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of $158.6 million at annual interest rates ranging from 4% to 10% as of December 31, 2020, with maturity within one year. These other related parties mainly included an equity investee in e-commerce business, accounting $79.8 million, and an investee providing online brokerage services, accounting $41.2 million of the outstanding balance at the year-end. We assessed the collectability of outstanding loans at least on annual basis or whenever impairment indicators noted. During 2020, we recognized $82.2 million impairment charges on loans to and interest receivable from other related parties due to their unsatisfied financial performance and decline in forecasted revenues.

During 2019, other than revenue generated from SINA and Alibaba, we recorded $122.4 million in revenues from other related parties and $31.2 million in cost and expenses for services received from other related parties. As of December 31, 2019, we had $99.7 million in accounts receivable due from other related parties, $10.7 million in accounts payable due to other related parties, and $34.4 million in accrued and other liabilities due to other related parties. Moreover, we recorded loans to and interest receivables from other related parties of $301.5 million at annual interest rates ranging from 4% to 10.5% as of December 31, 2019, with maturity within one year. These other related parties mainly included an equity investee in e-commerce business, accounting $160.0 million, an equity investee providing social and new media marketing services, accounting $60.6 million (interest free), and an investee providing online brokerage services, accounting $41.0 million as of December 31, 2019.

During 2018, we recorded $154.3 million in revenues from other related parties and $19.0 million in cost and expenses for services received from other related parties. As of December 31, 2018, we had $130.8 million in accounts receivable due from other related parties, $31.2 million in accounts payable due to other related parties, and $14.4 million in accrued and other liabilities due to other related parties.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. The memorandum of association provides, inter alia, that the liability of the members of our company is limited to the amount from time to time unpaid on such member’s shares. The objects for which our company is established are unrestricted, and we shall have full power and authority to carry out any object not prohibited or limited by the Companies Act.

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

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Act and not inconsistent with common law. Maples and Calder (Hong Kong) LLP has confirmed that the inclusion in our memorandum and articles of association of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the Companies Act. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

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

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. You are urged to consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of owning and disposing of our ADSs or Class A ordinary shares.

General

For the purposes of this discussion , a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (A)  is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (B) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming we are the owner of our VIEs for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ended December 31, 2020 and do not expect to be a PFIC for our current taxable year.

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

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.

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

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (iii) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

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

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or Class A ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the ADSs or Class A ordinary shares were subject to tax in the PRC, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a valid mark-to-market election for the ADSs, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded other than in de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any year in which a U.S. Holder holds Class A ordinary shares, such holder will generally be subject to the special tax rules discussed above.

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

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from the issuance of 2022 Notes, 2024 Notes and 2030 Notes into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2020, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2020 and (3) currency fluctuation occurs proportionately over the period:

	Translation
	Adjustments to	Transaction Gain
Change in the Value of RMB Against the U.S. Dollar	Comprehensive Income	(Loss)

	(in $ thousands)
Appreciate 2%	53,028	(241)
Appreciate 5%	132,713	(603)
Depreciate 2%	(52,950)	241
Depreciate 5%	(132,222)	603

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

Investment Risk

As of December 31, 2020, our equity investments totaled $1,179.5 million. We adopted ASU 2016-01, “Classification and Measurement of Financial Instruments,” beginning January 1, 2018. After the adoption of ASU 2016-01, we measure investments in equity securities other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the alternative measurement). Changes in the basis of these investments are reported in current earnings. We recognized gain of $35.1 million in upward adjustment for fair value changes on investments for the year ended December 31, 2020.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Investments using alternative measurement methods are investments in privately held companies. Valuations of our investments in private companies are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2020, the carrying value of our investments using alternative measurement method was $579.1 million.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. In 2020, we recorded $212.0 million of investment related impairment charges. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2020 totaled $1,682.0 million, which were composed of bank time deposits and wealth management products with maturity over three months but within one year.

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities

In July 2019, we issued $800 million principal amount of senior notes due 2024. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to the maturity. In July 2020, we issued $750 million in aggregate principal amount of senior notes due 2030. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The 2030 Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

Please refer to Exhibits 2.5, 2.6, 2.7 and 2.8 to this annual report for the information relating to the 2024 Notes and 2030 Notes required by Item 12.A of Form 20-F.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2020, we received reimbursement of $1.2 million from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10.B. Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-3 (File Number: 333-232213) that became effective immediately upon filing on June 20, 2019, together with the prospectus supplement to register additional securities, for our offering of $750 million aggregate principal amount of 3.375% notes due 2030, or the 2030 Notes Offering. The sole bookrunner of the offering is Goldman Sachs (Asia) L.L.C. The co-manager of the offering is China International Capital Corporation Hong Kong Securities Limited.

We raised an aggregate of approximately $740.3 million in net proceeds from our 2030 Notes Offering, after deducting the underwriting discounts and commissions and offering expenses.

As of the December 31, 2020, we have used approximately $180.6 million of the net proceeds from our 2030 Notes Offering for general corporate purposes.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Our management has excluded Shanghai Jiamian Information Technology Co., Ltd. (“JM Tech”) from our assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by us in a business combination in the fourth quarter of 2020. JM Tech is a subsidiary of a consolidated variable interest entity and JM Tech’s total assets and total revenues excluded from management’s assessment represented 3.1% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. P Christopher Lu, an independent director (under the standards set forth in Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics which applies to our directors, officers and employees, including our principal executive officer and principal financial officer. We have posted the code on our corporate website at ir.weibo.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2019 and 2020:

	2019	2020
Audit Fees(1)	$1,592,579	$1,602,212
Audit Related Fees(2)	399,739	398,020
All Other Fees	—	—
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial audit.
(2)	“Audit-related fees” primarily consists of fees related to the issuance of comfort letters in our offering of 2024 Notes in 2019, 2030 Notes in 2020, and other audit-related services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Because SINA owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the Nasdaq Stock Market Marketplace Rules, or the Nasdaq Rules. We rely on certain exemptions that are available to controlled companies from Nasdaq corporate governance requirements, including the requirements:

●	that our director nominees must be selected or recommended solely by independent directors; and
●	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We rely on the exemption available to foreign private issuers for the requirements:

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

2.3*	Amended and Restated Deposit Agreement, dated as of August 10, 2020, among the Company, the depositary and holder of the American Depositary Receipts.

2.4

Indenture, dated as of October 30, 2017, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 2.4 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018, and incorporated herein by reference).

2.5

Indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company's Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.6

First supplemental indenture, dated as of July 5, 2019 between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.2 to the Company's Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.7

Second Supplemental Indenture, dated as of July 8, 2020, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company’s Form 6-K (File No. 001-36397), filed on July 8, 2020, and incorporated herein by reference)

2.8*	Description of the registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934

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

4.22*	English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke.

4.23*	English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke.

4.24*	English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke.

4.25*	English Translation of the Equity Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke.

4.26*	English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke.

4.27*	English Translation of the Equity Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke.

4.28*	English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and Weimeng Chuangke.

4.29*	English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and Weimeng Chuangke.

4.30*	English Translation of the Trademark License Agreement between our wholly owned subsidiary and Weimeng Chuangke.

4.31*	English Translation of Spousal Consent Letter signed by each spouse of the shareholders of Weimeng Chuangke.

8.1*	List of Subsidiaries.

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

Date: April 22, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for allowance for credit losses in 2020 and the manner in which it accounts for leases in 2019.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Shanghai Jiamian Information Technology Co., Ltd. (“JM Tech”) from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a business combination in the fourth quarter of 2020. We have also excluded JM Tech from our audit of internal control over financial reporting. JM Tech is a subsidiary of a consolidated variable interest entity and JM Tech’s total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 3.1% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of investments in equity securities without readily determinable fair value

As described in Note 2 and 4 to the consolidated financial statements, the Company's consolidated investments in equity securities without readily determinable fair value was $579 million as of December 31, 2020. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, management makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgment is applied by management in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgments include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions and estimates used, which comprised the cash flow forecasts and critical assumptions used in cash flow forecasts, such as the investees’ revenue growth rate, terminal growth rate, discount rate, selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in equity securities without readily determinable fair value is a critical audit matter are there was significant judgment by management in (i) making the qualitative assessment of whether investments in equity securities were impaired and (ii) determining the fair value of these equity securities. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures to (i) evaluate the reasonableness of significant judgments management applied in determining whether the investments in equity securities were impaired and to (ii) evaluate the reasonableness of significant assumptions and estimates management used in determining the fair value, including revenue growth rate, terminal growth rate, discount rate, selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessment of investments in equity securities without readily determinable fair value, including controls over the qualitative assessment of whether investments in equity securities were impaired and the determination of the fair value of these equity securities. These procedures also included, among others, (i) testing management’s process for making the qualitative assessment of whether investments in equity securities were impaired by assessing the investees’ performance data as well as other relevant market information considered by management; (ii) evaluating the appropriateness of the valuation methodology used in management’s fair value estimate; (iii) testing the completeness, accuracy and relevance of underlying data used in the models; (iv) evaluating the reasonableness of significant assumptions used by management, by considering (a) the investee’s current and past performances, (b) the consistency with industry and third party data, and (c) whether these assumptions and related estimates were consistent with evidence obtained in other areas of the audit; and (v) using professionals with specialized skill and knowledge to assist in assessing the valuation models, certain assumptions and testing of the mathematical accuracy of the valuation models.

Valuation of Allowance for Credit Losses –Loans to and interest receivable from other related parties

As described in Notes 2 and 10 to the consolidated financial statements, the Company’s loans to and interest receivable from other related parties was $159 million as of December 31, 2020 and a credit loss of $82 million was recorded for the year ended December 31, 2020. The allowance for credit losses represents the estimate of the expected credit losses associated with loans and interest receivable as of December 31, 2020. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis, based on lifetime expected credit losses of these loans and interest receivable by estimating loan collection schedule, then discounting these cash flows to their present values. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and reasonable and supportable performance forecasts.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses is a critical audit matter are there was significant judgement and estimation by management in determining the allowance for credit losses, to adjust the loans and interest receivable to the amount that will be collected. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the aforementioned estimate of allowance for credit losses. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to allowance for credit losses estimation process. These procedures also included, among others (i) evaluating the appropriateness of the valuation models and methodology used in management’s credit loss estimates; (ii) testing the completeness, accuracy and relevance of underlying data used in the models, including the borrowers’ current financial condition, historical performance data and future forecasts used in the estimates; (iii) evaluating the reasonableness of the estimated collection schedule and other key assumptions including discount rate; and (iv) using professionals with specialized skill and knowledge to assist in assessing the valuation models, certain assumptions and testing of the mathematical accuracy of the valuation models.

/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 22, 2021
We have served as the Company’s auditor since 2013 .

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for par value)

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$1,452,985	$1,814,844
Short-term investments	951,235	1,682,048
Accounts receivable due from third parties, net of allowances of $36,594 and $29,061 as of December 31, 2019 and 2020, respectively	262,158	314,159
Accounts receivable due from Alibaba, net of allowances of nil and nil as of December 31, 2019 and 2020, respectively (Note 10)	60,392	135,321
Accounts receivable due from other related parties, net of allowances of nil and $6,095 as of December 31, 2019 and 2020, respectively (Note 10)	99,675	42,530
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of $301,526 and $158,622 as of December 31, 2019 and 2020, respectively)	424,905	296,757
Amount due from SINA (Note 10)	384,828	548,900
Total current assets	3,636,178	4,834,559
Property and equipment, net	46,729	60,632
Operating lease assets	9,730	7,176
Intangible assets, net	17,524	146,976
Goodwill	28,989	61,712
Long-term investments	1,027,459	1,179,466
Other non-current assets	37,577	44,596
Total assets	$4,804,186	$6,335,117
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of $436,705 and $538,269 as of December 31, 2019 and 2020, respectively.)
Accounts payable	$126,247	$149,509
Accrued and other liabilities	460,872	556,753
Operating lease liability, short-term	4,708	5,580
Income taxes payable	100,245	102,844
Deferred revenues	108,783	143,684
Total current liabilities	800,855	958,370
Long-term liabilities
Convertible debt	888,266	892,399
Unsecured senior notes	793,985	1,536,112
Deferred tax liability	33,972	58,299
Operating lease liability, long-term	5,289	1,505
Other non-current liabilities	—	2,102
Total long-term liabilities	1,721,512	2,490,417
Total liabilities	$2,522,367	$3,448,787

Commitments and contingencies (Note 17)

Redeemable non-controlling interests (Note 18)	$—	$57,714

Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 226,310 shares (including 124,531 Class A ordinary shares and 101,779 Class B ordinary shares) and 227,688 shares (including 125,909 Class A ordinary shares and 101,779 Class B ordinary shares) issued and outstanding as of December 31, 2019 and 2020, respectively.	$57	$57
Additional paid-in capital	1,133,913	1,201,622
Accumulated other comprehensive income (loss)	(68,559)	79,526
Retained earnings	1,217,856	1,531,220
Total Weibo shareholders’ equity	2,283,267	2,812,425
Non-controlling interests	(1,448)	16,191
Total shareholders’ equity	2,281,819	2,828,616
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$4,804,186	$6,335,117

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

	Year Ended December 31,
	2018	2019	2020

Revenues
Advertising and marketing revenues
Third parties	$1,172,136	$1,202,437	$1,202,712
Alibaba (Note 10)	117,696	97,772	188,597
SINA and other related parties (Note 10)	209,348	230,002	94,846
	1,499,180	1,530,211	1,486,155
Value-added services revenues	219,338	236,703	203,776
Total revenues	1,718,518	1,766,914	1,689,931
Costs and Expenses
Cost of revenues	277,648	328,826	302,180
Sales and marketing	527,424	465,339	455,619
Product development	249,873	284,444	324,110
General and administrative	43,755	90,721	101,224
Goodwill and acquired intangibles impairment	10,554	—	—
Total costs and expenses	1,109,254	1,169,330	1,183,133
Income from operations	609,264	597,584	506,798
Income (loss) from equity method investments	57	(13,198)	10,434
Realized gain (loss) from investments	(287)	612	2,153
Fair value changes through earnings on investments, net	40,074	207,438	35,115
Investment related impairment	(24,074)	(249,935)	(211,985)
Interest income	57,970	85,386	85,829
Interest expense	(15,390)	(29,896)	(57,428)
Other income, net	1,228	4,406	4,997
Income before income tax expenses	668,842	602,397	375,913
Less: Provision of income taxes	96,222	109,564	61,316
Net income	572,620	492,833	314,597
Less: Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	797	(1,842)	1,233
Net income attributable to Weibo’s shareholders	$571,823	$494,675	$313,364

Net income	$572,620	$492,833	$314,597
Other comprehensive income (loss)
Currency translation adjustments (for which there were no taxes)	(60,273)	(19,029)	148,547
Total comprehensive income	$512,347	$473,804	$463,144
Less: Comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	668	(1,927)	1,695
Comprehensive income attributable to Weibo’s shareholders	$511,679	$475,731	$461,449
Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	223,751	225,452	226,921
Diluted	232,683	226,412	227,637
Income per share:
Basic	$2.56	$2.19	$1.38
Diluted	$2.52	$2.18	$1.38

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

				Accumulated
			Additional	Other		Non-	Total
	Ordinary Shares		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Shares	Amount	Capital	Income (Loss)	Earnings	Interests	Equity
Balance at December 31, 2017	222,706	$56	$1,030,048	$9,534	$152,949	$2,207	$1,194,794
Issuance of ordinary shares pursuant to stock plan	2,132	1	777	—	—	—	778
Non-cash stock-based compensation	—	—	41,011	—	—	—	41,011
Impact of adoption of new revenue guidance	—	—	—	—	(596)	—	(596)
Impact of adoption of new guidance for investments in equity securities	—	—	—	995	(995)	—	—
Net income	—	—	—	—	571,823	797	572,620
Currency translation adjustments	—	—	—	(60,144)	—	(129)	(60,273)
Purchase of subsidiaries’ shares from non-controlling shareholders	—	—	—	—	—	(196)	(196)
Balance at December 31, 2018	224,838	$57	$1,071,836	$(49,615)	$723,181	$2,679	$1,748,138
Issuance of ordinary shares pursuant to stock plan	1,472	—	319	—	—	—	319
Non-cash stock-based compensation	—	—	61,289	—	—	—	61,289
Purchase of a subsidiary’s shares from non-controlling shareholders	—	—	469	—	—	(2,200)	(1,731)
Net income (loss)	—	—	—	—	494,675	(1,842)	492,833
Currency translation adjustments	—	—	—	(18,944)	—	(85)	(19,029)
Balance at December 31, 2019	226,310	$57	$1,133,913	$(68,559)	$1,217,856	$(1,448)	$2,281,819
Issuance of ordinary shares pursuant to stock plan	1,378	—	57	—	—	—	57
Non-cash stock-based compensation	—	—	67,105	—	—	—	67,105
Sale of a subsidiary’s shares to non-controlling shareholders	—	—	539	—	—	978	1,517
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	16,133	16,133
Conversion of convertible debt	—	—	8	—	—	—	8
Net income	—	—	—	—	313,364	1,233	314,597
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	(1,167)	(1,167)
Currency translation adjustments	—	—	—	148,085	—	462	148,547
Balance at December 31, 2020	227,688	$57	$1,201,622	$79,526	$1,531,220	$16,191	$2,828,616

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2018	2019	2020

Cash flows from operating activities:
Net income	$572,620	$492,833	$314,597
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,847	25,772	32,107
Stock-based compensation	41,011	61,289	67,105
Amortization of operating lease assets	—	3,793	3,974
Provision of allowance for credit losses	6,226	38,561	53,124
Deferred income taxes	4,438	16,839	(15,727)
(Income) Loss from equity method investments	(57)	13,198	(10,434)
Dividend received from equity method investments	657	932	320
(Gain) Loss on sale of investments	287	(612)	(2,153)
Fair value changes through earnings on investments, net	(40,074)	(207,438)	(35,115)
Investment related impairment	24,074	249,935	211,985
Goodwill and acquired intangibles impairment	10,554	—	—
Gain on disposal of property and equipment	(120)	(120)	(74)
Amortization of convertible debt and unsecured senior notes issuance cost	4,140	4,803	5,944
Changes in assets and liabilities, net of acquisition:
Accounts receivable due from third parties	(109,654)	(115,086)	(75,685)
Accounts receivable due from Alibaba	(8,028)	(13,032)	(68,286)
Accounts receivable due from other related parties	(103,982)	28,362	54,699
Prepaid expenses and other current assets	(49,381)	(20,128)	(30,461)
Other non-current assets	(1,044)	(101)	(191)
Accounts payable	64,277	5,161	15,167
Accrued and other liabilities	55,560	117,606	62,404
Amount due from SINA	(48,687)	(90,129)	148,943
Deferred revenues	24,375	11,254	19,928
Operating lease liabilities	—	(3,502)	(4,315)
Income taxes payable	20,968	11,463	(6,210)
Net cash provided by operating activities	488,007	631,653	741,646
Cash flows from investing activities:
Purchases of short-term investments	(1,792,481)	(1,230,596)	(3,170,291)
Maturities of short-term investments	1,989,055	869,792	2,600,010
Cash paid (including prepayment) on long-term investments	(419,126)	(688,920)	(392,547)
Proceeds from disposal of/refund of prepayment on long-term investments	85,134	60,307	289,631
Proceeds from disposal of property and equipment	136	122	92
Purchases of property and equipment	(28,350)	(21,746)	(34,828)
Loan to SINA	(149,460)	(233,884)	(473,777)
Repayment of loan by SINA	101,060	43,567	181,697
Cash paid for acquisitions, net of cash acquired	(40,000)	—	(214,302)
Net cash used in investing activities	(254,032)	(1,201,358)	(1,214,315)
Cash flows from financing activities:
Proceeds from employee options exercised	781	275	122
Proceeds from unsecured senior notes, net of issuance costs	—	793,325	740,324
Repayment of loan from SINA	(2,000)	—	—
Payments to non-controlling shareholders	(196)	(1,731)	—
Proceeds from sale of a subsidiary’s equity interest to a non-controlling shareholder	—	—	1,517
Net cash provided by (used in) financing activities	(1,415)	791,869	741,963
Effect of exchange rate changes on cash and cash equivalents	1,083	(3,775)	92,565
Net increase in cash and cash equivalents	233,643	218,389	361,859
Cash and cash equivalents at the beginning of the year	1,000,953	1,234,596	1,452,985
Cash and cash equivalents at the end of the year	$1,234,596	$1,452,985	$1,814,844
Supplemental disclosure of cash flow information
Cash paid for interest expenses on convertible debt/unsecured senior notes	$(11,719)	$(11,250)	$(65,906)
Cash paid for income taxes	$(70,060)	$(80,666)	$(82,667)
Supplemental schedule of non-cash investing and financing activities
Property and equipment in accounts payable	$5,258	$4,693	$3,985
Unpaid consideration for acquisition	$10,000	$—	$10,280
Consideration settled for acquisition (Note 10)	$—	$(10,000)	$—

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Weibo Corporation (“Weibo” or the “Company”) is a leading social media for people to create, share and discover content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating information timely and gauging public opinion to improve public services. Weibo provided charities a platform to launch charitable projects, seek donations and volunteers, and leverage celebrities and organizations on Weibo to amplify their impact to society. Weibo generates its revenues mostly from advertising and marketing services, as well as from value-added services, including VIP membership, live streaming, and game-related services.

Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) and received $306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares was automatically converted into Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase Class A ordinary shares from SINA and the Company. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Weibo Corporation, an exempted company with limited liability under the laws of the Cayman Islands, is the holding company for the Weibo business. WB Online and Weibo HK are wholly owned subsidiaries of Weibo, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The operation of Weibo business is carried out by various subsidiaries and variable interest entities (“VIE”) of the Company. The Company’s VIEs and VIEs’ subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIEs and VIEs’ subsidiaries together are referred to as “the Group.”

The following sets forth the Company’s major subsidiaries, major VIEs and major VIEs’ subsidiary:

			Percentage of
			Direct/
			Indirect
	Date of	Place of	Economic
Company	Incorporation	Incorporation	Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

WB Online Investment Limited (“WB Online”)	June 5, 2014	Cayman Islands	100%

Major VIEs and major VIEs’ subsidiary
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	99%

Beijing Weibo Interactive Internet Technology Co., Ltd. (“Weibo Interactive”)	Acquired in May 2013	PRC	100%

Beijing Weimeng Chuangke Investment Management Co., Ltd. (“Weimeng Chuangke”)	April 9, 2014	PRC	100%

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

Transactions between SINA and Weibo

Accounts receivable directly related to Weibo but for which SINA will receive payments and remit payments to the Group, as well as accounts receivable directly from SINA, are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group, as well as liabilities directly to SINA, are included in the amount due to SINA. The amount due from/to SINA is presented as an offsetting balance on the Group’s consolidated balance sheets. Loans from SINA are presented under cash flow from financing activities, whereas loans to SINA are presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated to the Group is presented under operating activities in the consolidated statements of cash flows. The Group’s consolidated statements of comprehensive income contain all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by mutual managements.

Total cost and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2018	2019	2020

	(In thousands)
Cost of revenues	$16,824	$22,246	$19,462
Sales and marketing	11,558	9,770	5,966
Product development	11,688	13,141	10,505
General and administrative	7,264	6,691	7,078
	$47,334	$51,848	$43,011

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

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIEs, which holds critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and expense, and net income in China were generated directly or indirectly through the VIEs. The Company, through the WFOE, has signed various agreements with the VIEs to allow the transfer of economic benefits from the VIEs to the Company. The Group has determined that it is the primary beneficiary of the VIEs through Weibo Technology’s contractual arrangements with the VIEs. Accordingly, the Company has consolidated the results of operations and assets and liabilities of VIEs and VIEs’ subsidiaries in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the  shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2019 and 2020, the total amounts of interest-free loans to the VIEs’ shareholders were $81.1 million and $89.5 million, respectively. The VIEs and VIEs’ subsidiaries had an aggregate accumulated income of $33.1 million and loss of $96.1 million as of December 31, 2019 and 2020, which were included in the Group’s consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	As of December 31,
	2019	2020

	(In thousands)
Cash, cash equivalents and short-term investments	$99,465	$445,210
Accounts receivable	420,686	431,022
Prepaid expenses and other current assets	101,363	55,653
Amount due from SINA	116,535	31,142
Property and equipment, net	243	692
Operating lease assets	686	1,783
Intangible assets	17,524	146,976
Goodwill	28,989	61,712
Long-term investments	380,420	394,745
Deferred tax assets	10,608	15,392
Others	8,625	223
Total assets	$1,185,144	$1,584,550

Accounts payable	$86,417	$83,336
Accrued and other liabilities	254,564	341,552
Deferred revenues	66,533	85,846
Income taxes payable	28,970	26,417
Amount due to the subsidiaries of the Group	632,900	968,138
Operating lease liability	586	1,704
Deferred tax liability	11,453	32,418
Other non-current liabilities	—	2,102
Total liabilities	$1,081,423	$1,541,513

	Year Ended December 31,
	2018	2019	2020

	(In thousands)
Net revenues	$1,416,367	$1,472,867	$1,319,080
Net income (loss) after intercompany service fee charge	$56,466	$9,874	$(129,126)

	Year Ended December 31,
	2018	2019	2020

	(In thousands)
Net cash provided by (used in) operating activities	$46,738	$(100,987)	$328,469
Net cash used in investing activities	$(331,243)	$(280,404)	$(272,958)
Net cash provided by financing activities	$292,151	$441,952	$290,234
Net increase in cash and cash equivalents	$7,646	$60,561	$345,745

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to $152.0 million and $196.6 million as of December 31, 2019 and 2020, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was $25.6 million, $27.6 million and $8.7 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, the domain names of Weibo.com, Weibo.cn and Weibo.com.cn and so on. Recognized revenue-producing assets held by the VIEs include game technology, live streaming platform technology, supplier-relationship contracts, and trademark and domain names, which were acquired through the previous acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, VIP membership, and game-related services, as well as trademarks, are also held by Weibo Technology.

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Weimeng with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In the consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

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

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreement. In the event of default of such obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by or licensed to Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology.

These VIE agreements provide Weibo Technology with the power to direct the activities that most significantly affect the economic performance of the Group’s consolidated VIEs and enable the Group to receive substantially all of the economic benefits generated by them. For the years ended December 31, 2018, 2019 and 2020, the total amount of service fees that Weibo Technology received from Weimeng under these service agreements and trademark license agreement was $842.6 million, $832.4 million and $766.8 million, respectively, which were based on the actual cost incurred from providing the services and the cash position and operations of Weimeng.

Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to Weibo Technology’s contractual arrangements with Weimeng and Weimeng’s shareholders described above.

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd., made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

The third party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that the Company is still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, the Company is not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Weibo Technology, the wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

Use of estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, goodwill and other long-lived assets, allowances for credit losses, stock-based compensation, the estimated useful lives of assets, convertible debt, business combination, and foreign currency. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The Group adopted the new revenue guidance since January 1, 2018.

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

Revenue disaggregated by revenue source for the years ended December 31, 2018, 2019 and 2020 consists of the following:

	Year Ended December 31,
	2018	2019	2020

	(In thousands)
Advertising and marketing revenues	$1,499,180	$1,530,211	$1,486,155
Value-added services revenues	219,338	236,703	203,776
Total revenues	$1,718,518	$1,766,914	$1,689,931

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. Deferred revenue related to unsatisfied performance obligations at the end of the period mainly consists of the unamortized balance of customer advance of advertising and marketing services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the periods was $67.2million, $88.3 million and $91.5 million for the years ended December 31, 2018, 2019 and 2020, respectively.

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

VIP membership. VIP membership mainly includes a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

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

Game-related services. Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Group’s platform, including items, avatars, skills, privileges or other in game consumables, features or functionality, within the games. The Group’s performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. Each virtual item is considered as a distinctive performance obligation. The Group collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. For games co-operated with third party developers, revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Group is not acting as the principal in fulfilling all obligations. Sales of virtual currencies are recognized as revenues over the estimated lifespans of in-game virtual items. The estimated lifespans of different virtual items are determined by the management based on either the expected user relationship periods or the stipulated period of validity of the relevant virtual items depending on the respective term of virtual items. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group is subject to 6.7% Value-Added Tax (“VAT”) and surcharges for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues. Starting from July 1, 2019, the 3% cultural business construction fees was reduced to 1.5%. Moreover, as part of the measures taken by the government to ease the negative impact from Covid-19 pandemic, the cultural business construction fees was exempted for the fiscal year of 2020. The total amount of taxes on its advertising and marketing revenues for the years ended December 31, 2018, 2019 and 2020 were $52.9 million, $40.7 million and $6.4 million, respectively, with VAT not included in the cost of revenues.

Sales and marketing expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, the advertising and promotional expenses were $428.8 million, $352.3 million and $330.9 million, respectively.

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

Short-term investments

Short-term investments represent bank time deposits and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. Their original maturities are of greater than three months but less than one year. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income.

Credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The guidance is applicable to accounts receivable and the Group adopted ASC Topic 326 on January 1, 2020. Accounts receivable are recorded at the original amounts less an allowance for any potential uncollectible amounts. The Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income.

ASC Topic 326 is also applicable to the loans to and interest receivable from other related parties included in the prepaid expenses and other current assets on the consolidated balance sheets. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis, based on lifetime expected credit losses of these loans and interest receivable by estimating loan collection schedule, then discounting these cash flows to their present values. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and reasonable and supportable performance forecasts.

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

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, which comprised the cash flow forecasts and critical assumptions used in cash flow forecasts, such as the investees’ revenue growth rate, terminal growth rate, discount rate, selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability.

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

The Group did not retrospectively adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement. The adoption of new leasing guidance resulted in recognition of $14.4 million of operating lease asset and $14.9 million of leasing liability as of January 1, 2019, respectively, and no impact to the beginning retained earnings of the year.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $18.5 million, $22.4 million and $26.5 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries, consolidated VIEs and VIEs’ subsidiaries. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The guidance provides option that the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from four to ten years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

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

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2018, 2019, and 2020 were a loss of $60.3 million, a loss of $19.0 million and a gain of $148.5 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

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

Concentration of risks

Concentration of credit risk. The Group’s financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and the risk of remittance of currency out of PRC, both of which have been difficult to hedge and the Group has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., PRC and Hong Kong, which are among the largest and most respected with high ratings by international-recognized rating agencies, that the management believes are of high credit quality. The management periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2019 and 2020, the Group had $2.2 billion and $3.0 billion, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank which holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba as an advertiser accounted for 7%, 6% and 9% of the Group’s total revenues for the years ended December 31, 2018, 2019 and 2020, respectively. No other customer nor advertising agency individually represented 10% or more of the Group’s total revenues during the years ended December 31, 2018, 2019 and 2020. Additionally, the Group’s top 10 advertising agencies contributed 26%, 28%, and 32% to its total revenues for the years ended December 31, 2018, 2019, and 2020, respectively.

As of December 31, 2019 and 2020, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consists of amounts due from advertising agencies and direct customers. Alibaba accounted for 14% and 28%, of the Group’s net accounts receivables as of December 31, 2019 and 2020, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2019 and 2020, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $936.9 million and $1,651.3 million, accounting for 39% and 47% of the Group’s total cash, cash equivalents and short-term investments balance at the respective dates. As of December 31, 2019 and 2020, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was $422.2 million and $492.0 million, respectively, representing almost all of its net accounts receivable balance. As of December 31, 2019 and 2020, the Group’s current liabilities balance denominated in RMB was $744.2 million and $947.6 million, accounting for 93% and 99% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of the RMB against the U.S. dollars. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which removes specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard and does not expect the adoption to have a material impact on its consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2019	2020

	(In thousands)
Cash and cash equivalents:
Cash	$1,452,985	$1,814,844

Short-term investments:
Bank time deposits	951,235	1,515,880
Wealth management products	—	166,168
Subtotal	951,235	1,682,048

Total cash, cash equivalents and short-term investments	$2,404,220	$3,496,892

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was $58.0 million, $85.4 million and $85.8 million for the years ended December 31, 2018, 2019 and 2020, respectively. The maturity dates for the bank time deposits and wealth management products were within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Cost Method/
	Equity Securities		Available-for-Sale
	Without Readily		Securities/Equity Securities With
	Determinable Fair		Readily Determinable
	Values	Equity Method	Fair Values	Total

	(In thousands)
Balance at December 31, 2017	$420,356	$27,702	$4,279	$452,337
Investments made/transferred from prepayments	134,797	97,337	—	232,134
Income from equity method investment	—	57	—	57
Dividend received from equity method investment	—	(657)	—	(657)
Disposal of investments	—	(1,623)	—	(1,623)
Impairment on investments	(23,557)	—	—	(23,557)
Fair value change through earnings (including adjustment of subsequent price changes)	42,877	—	(2,803)	40,074
Currency translation adjustment	(3,854)	(325)	—	(4,179)
Balance at December 31, 2018	$570,619	$122,491	$1,476	$694,586
Investments made/transferred from prepayments	268,734	91,869	15,017	375,620
Loss from equity method investment	—	(13,198)	—	(13,198)
Dividend received from equity method investment	—	(932)	—	(932)
Disposal of investments	(1,724)	(165)	—	(1,889)
Reclassification of equity investment without readily determinable fair values to those with readily determinable fair values	(81,385)	—	81,385	—
Impairment on investments	(230,859)	—	—	(230,859)
Fair value change through earnings (including adjustment of subsequent price changes)	35,838	—	171,600	207,438
Currency translation adjustment	(2,621)	(686)	—	(3,307)
Balance at December 31, 2019	$558,602	$199,379	$269,478	$1,027,459
Investments made/transferred from prepayments	134,925	92,925	30,500	258,350
Income from equity method investment	—	10,434	—	10,434
Dividend received from equity method investment	—	(320)	—	(320)
Disposal of investments	(2,067)	—	(48,334)	(50,401)
Impairment on investments	(126,820)	—	—	(126,820)
Fair value change through earnings (including adjustment of subsequent price changes)	(2,462)	—	37,577	35,115
Currency translation adjustment	16,906	8,743	—	25,649
Balance at December 31, 2020	$579,084	$311,161	$289,221	$1,179,466

For the years ended December 31, 2019 and 2020, the Group invested in private high-tech companies totaling $268.7 million and $134.9 million, respectively, which were accounted for under investments without readily determinable fair values. These investments were to further expand and strengthen the Group’s ecosystem and included a follow-on investment of $100 million in Yixia Tech Co., Ltd. (“Yixia Tech”) in 2019, a developer of mobile video apps, as well as $46.8 million in a financing guarantee company and $30.6 million in a commercial search business in 2020. The follow-on investment in Yixia Tech resulted in an aggregate investment in the company of $290 million prior to the $214.7 million impairment recognized in 2019 as described below. The Group also invested $91.9 million and $92.9 million in companies, which were accounted for under equity method, in 2019 and 2020, respectively. These investments mainly included a $57.4 million investment in a company providing consumer finance services in 2019 and several investment funds in 2020.

The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The following table summarizes the total carrying value of the equity investments accounted for under measurement alternative as of December 31, 2019 and 2020, respectively, including cumulative upward and downward adjustments made to the initial cost basis of the securities (in thousands):

Cumulative Results
Initial cost basis	$738,035
Upward adjustments	81,458
Downward adjustments (impairment only)	(254,416)
Foreign currency translation	(6,475)
Total carrying value at December 31, 2019	$558,602

Initial cost basis	$870,893
Upward adjustments	81,458
Downward adjustments	(383,698)
Foreign currency translation	10,431
Total carrying value at December 31, 2020	$579,084

The Group assessed or engaged independent valuation firms to help the management assess the fair value of certain investments as of December 31, 2019 and 2020, using Level 3 of fair value measurements and concluded that impairment was warranted for those investments at the year end. Thus, the Group recognized $230.9 million and $126.8 million impairment charges to investments without readily determinable fair value for the years ended December 31, 2019 and 2020, respectively. The impairment charges mainly included a partial impairment of $214.7 million on Yixia Tech in 2019, and a partial impairment of $59.8 million on an investee in e-commerce business, as well as a $39.3 million write-off on a game company in 2020, due to their unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future.

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. In December 2019, one of the Group’s investees, Beijing Showworld Technology Co., Ltd. (“Showworld”), a company providing social and new media marketing services, completed its listing on Shanghai Stock Exchange through an equity reconstruction with a then-listed company. Before Showworld’s IPO, the Group accounted the investment under equity securities without readily determinable fair values and then reclassified it to investments with readily determinable fair values the moment it went public. The Group recorded an unrealized accumulated gain of $176.2 million and $204.7 million from fair value change of Showworld for the years ended December 31, 2019 and 2020, respectively. The Group has several other investments in marketable equity securities with fair value of $11.9 million and $3.2 million as of December 31, 2019 and 2020, respectively.

The following table shows the carrying amount and fair value of the marketable securities:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

	(In thousands)
Showworld	$81,385	$176,169	$—	$257,554
Other marketable securities	20,292	513	(8,881)	11,924
December 31, 2019	$101,677	$176,682	$(8,881)	$269,478
Showworld	$81,385	$204,675	$—	$286,060
Other marketable securities	15,274	—	(12,113)	3,161
December 31, 2020	$96,659	$204,675	$(12,113)	$289,221

The Group recorded investment-related impairment of $24.1 million, $249.9 million and $212.0 million for the years ended December 31, 2018, 2019 and 2020, respectively, as a result of the investees not performing to expectation or them becoming incapable of making repayments. The impairment charges in 2019 included write-offs of prepayments of $19.1 million and the partial impairment charge of $214.7 million to the carrying value of Yixia Tech, as well as other impairments of $16.2 million. The impairment charges in 2020 included a partial impairment of $59.8 million on an investee in e-commerce business, a $39.3 million write-off on a game company, and $82.2 million impairment charge on loans to investees (Note 10), as well as other impairments of $30.7 million.

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

The components of lease costs for the years ended December 31, 2019 and 2020 were as follows:

	Year Ended December 31,
	2019	2020

	(In thousands)
Operating lease cost	$4,693	$4,902
Short term lease cost	2,663	3,167
Variable lease cost	4,172	4,479
Total lease cost	$11,528	$12,548

Other information related to leases was as follows:

	Year Ended December 31,
	2019	2020

Supplemental Cash Flows Information:	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Cash paid for operating leases	$(4,683)	$(5,522)
Operating lease assets obtained in exchange for operating lease liabilities	$944	$1,675

Maturities of lease liabilities under operating leases as of December 31, 2020 were as follows:

Year Ended December 31,	(In thousands)
2021	$6,406
2022	2,207
2023	315
2024	319
2025 and thereafter	479
Total future payments for recognized leasing assets	$9,726
Less: leases not commenced yet	2,396
Less: imputed interest	245
Total lease liabilities	$7,085

As of December 31, 2019 and 2020, operating leases recognized in lease liabilities have average remaining lease terms of 2.2 years and weighted-average discount rate of 5% at both dates. As of December 31, 2020, the Group had lease contracts valued at $2.4 million that have been entered into but not yet commenced.

6. Acquisitions, Goodwill and Intangible Assets

On October 1, 2018, the Group entered into a series of business and asset transfer agreements with Yixia Tech to acquire the whole of the live streaming business of Yizhibo, which was previously operated by Yixia Tech. The acquisition included the Yizhibo APP and related assets/technology, employees and business contracts with a cash consideration of $50 million. The Group paid $40 million consideration payable to Yixia Tech in 2018 and settled the rest $10 million in 2019 (Note 10). The Group engaged an independent valuation firm to help management determine the value of assets and liabilities from the acquisition. Total identifiable intangible assets acquired on acquisition date included supplier-relationship of $9.7 million with estimated useful life of five years, core technology of $6.6 million with estimated useful life of eight years, and trademark and domain name of $5.6 million with estimated useful life of ten years. In addition, there was no acquisition in 2019.

The consideration of acquisition of Yizhibo was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

As of October 1, 2018
(In thousands)
Consideration	$50,000

Property and equipment, net	$466
Identifiable intangible assets acquired	21,942
Other tangible assets	2,874
Liabilities assumed	(2,434)
Goodwill	27,152
Total	$50,000

The acquisition mentioned above resulted in an increase of $28.0 million to revenues and an immaterial impact to net income for 2018. It did not have a material impact on the Group’s consolidated financial statements; therefore, pro forma disclosures have not been presented.

On October 31, 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. or JM Tech, which provides online interactive entertainment services, to acquire the majority of JM Tech’s equity interest, with a total consideration of $218.6 million. The Group also entered into a contingent payment arrangement and a contingent allocation arrangement over JM Tech’s earnings with the founder and CEO of the company, both of which are subject to a service period through December 31, 2022 and certain performance conditions. The Group accounted for these arrangements as compensation expenses over the required service period when it is probable that the performance conditions will be met. The transaction was reflected in the Group’s consolidated financial statements from November 1, 2020. An independent valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on acquisition date included launched games and products in development stage of $124.2 million with estimated lives ranging from four to ten years. The intangible assets were measured at fair value upon acquisition primarily using valuation techniques under the income approach. Key assumptions used in determining the fair value of these intangible assets include cash flow forecasts, the revenue growth rates and the discount rate.

The consideration of acquisition of JM Tech was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of October 31, 2020
(In thousands)
Consideration	$218,590
Redeemable non-controlling interest (Note 18)	55,192
Non-controlling interest	16,133
Total	$289,915

Short-term investments acquired	$155,205
Other assets acquired	26,087
Identifiable intangible assets acquired	124,196
Goodwill	30,075
Liabilities assumed	(45,648)
Total	$289,915

JM Tech contributed $11.5 million of revenues and $7.2 million of net income to the Group in 2020. It did not have a material impact on the Group’s consolidated financial statements; therefore, pro forma disclosures have not been presented.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising &	Value-added
	Marketing	services	Total

	(In thousands)
Balance as of December 31, 2017	$2,318	$11,102	$13,420
Acquisition of Yizhibo	27,152	—	27,152
Impairment	—	(10,554)	(10,554)
Currency translation adjustment	(124)	(548)	(672)
Balance as of December 31, 2018	$29,346	$—	$29,346
Currency translation adjustment	(357)	—	(357)
Balance as of December 31, 2019	$28,989	$—	$28,989
Acquisition of JM Tech	—	30,075	30,075
Currency translation adjustment	1,910	738	2,648
Balance as of December 31, 2020	$30,899	$30,813	$61,712

The Group performs at least annually a qualitative analysis on the goodwill arising from acquisitions taking into consideration the events and circumstances listed in ASC350 Intangibles—Goodwill and Other , including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. Based on the analysis, the Group recognized an impairment charge of $10.6 million for the goodwill arising from certain acquisitions under value-added services segment due to their unsatisfied financial performance and decline in forecasted revenues in 2018. No impairment provision was recorded for the years ended December 31, 2019 and 2020.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2019			As of December 31, 2020
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In thousand)			(In thousand)
Games	$—	$—	$—	$127,238	$(2,199)	$125,039
Technology	8,869	(3,351)	5,518	9,544	(4,417)	5,127
Trademark and Domain name	5,555	(724)	4,831	12,788	(1,542)	11,246
Supplier-relationship	9,619	(2,444)	7,175	10,253	(4,689)	5,564
Others	2,298	(2,298)	—	2,449	(2,449)	—
Total	$26,341	$(8,817)	$17,524	$162,272	$(15,296)	$146,976

The amortization expenses for intangible assets were $1.3 million, $3.4 million and $5.7 million for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In thousands)
2021	$17,633
2022	17,630
2023	16,942
2024	15,413
2025 and thereafter	79,358
Total expected amortization expenses	$146,976

7. Stock-Based Compensation

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which included the remaining 4.6 million shares from the terminated 2010 Share Incentive Plan, plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which has a term life of ten years, were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Each share in the 2014 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talents. Stock-based compensation related to the grants is amortized generally over four years on a straight-line basis (generally one year for performance-based restricted shares).

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2018	2019	2020

	(In thousands)
Cost of revenues	$3,522	$5,251	$5,384
Sales and marketing	6,837	9,828	9,983
Product development	21,187	28,628	33,093
General and administrative	9,465	17,582	18,645
Total	$41,011	$61,289	$67,105

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2017	18,540
Addition	—
Granted*	(1,597)
Cancelled/expired/forfeited	350

December 31, 2018	17,293
Addition	—
Granted*	(2,411)
Cancelled/expired/forfeited	222

December 31, 2019	15,104
Addition	—
Granted*	(3,040)
Cancelled/expired/forfeited	431

December 31, 2020	12,495

*     For the years ended December 31, 2018, 2019 and 2020, 1.6 million, 2.4 million and 2.5 million restricted share units were granted under the 2014 Plan, respectively. Options of 0.5 million were granted during the year ended December 31, 2020.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2017	437	$3.24	2.0	$43,800
Granted	—	$—
Exercised	(248)	$3.14
Cancelled/expired/forfeited	(5)	$1.16

December 31, 2018	184	$3.45	1.5	$10,089
Granted	—	$—
Exercised	(95)	$3.41
Cancelled/expired/forfeited	—	$—

December 31, 2019	89	$3.49	0.7	$3,799
Granted	482	$32.68
Exercised	(16)	$3.47
Cancelled/expired/forfeited	(4)	$30.96

December 31, 2020	551	$28.85	5.8	$6,683

Vested and expected to vest as of December 31, 2019	89	$3.49	0.7	$3,799
Exercisable as of December 31, 2019	89	$3.49	0.7	$3,799

Vested and expected to vest as of December 31, 2020	503	$28.50	5.7	$6,294
Exercisable as of December 31, 2020	72	$3.50	0.2	$2,707

The total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was $25.6 million, $4.2 million and $0.5 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2018, 2019 and 2020 was $58.43, $46.35 and $40.99, respectively. Cash received from the exercise of stock options during the years ended December 31, 2018, 2019 and 2020 was $0.8 million, $0.3 million and $0.1 million, respectively.

As of December 31, 2019 and 2020, unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s employees and directors was nil and $5.4 million, respectively. As of December 31, 2020, total unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.6 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2019
$ 3.43 - $3.50	89	$3.49	89	$3.49	0.7
As of December 31, 2020
$ 3.43 - $3.50	72	$3.50	72	$3.50	0.2
$ 32.68 - $32.68	479	$32.68	—	$—	—
	551	$28.85	72	$3.50	0.2

Restricted Share Units

Summary of Performance-Based Restricted Share Units

The following table sets forth a summary of performance-based restricted share unit activities:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)
December 31, 2017	129	$50.32
Awarded	191	$86.63
Vested	(126)	$50.32
Cancelled	(190)	$86.90

December 31, 2018	4	$87.14
Awarded	98	$64.33
Vested	(4)	$87.14
Cancelled	(39)	$69.14

December 31, 2019	59	$61.17
Awarded	46	$36.49
Vested	(54)	$60.16
Cancelled	(34)	$36.49

December 31, 2020	17	$36.49

As of December 31, 2019 and 2020, the unrecognized compensation cost (adjusted for estimated forfeitures) was $0.4 million and $0.1 million, respectively, which was related to performance-based restricted share units granted to the Company’s employees.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)
December 31, 2017	3,267	$25.45
Awarded	1,406	$68.18
Vested	(1,757)	$21.59
Cancelled	(160)	$44.00

December 31, 2018	2,756	$48.62
Awarded	2,313	$45.49
Vested	(1,374)	$37.60
Cancelled	(183)	$48.48

December 31, 2019	3,512	$50.89
Awarded	2,512	$33.50
Vested	(1,307)	$49.12
Cancelled	(393)	$44.96

December 31, 2020	4,324	$41.86

As of December 31, 2019 and 2020, unrecognized compensation cost (adjusted for estimated forfeitures) was $150.7 million and $139.6 million, respectively, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. The cost was expected to be recognized over a weighted-average period of 3.2 years and 2.9 years at the respective year-ends. The total fair value based on the vesting date of the restricted share units vested was $37.9 million, $51.7 million and $64.2 million for the years ended December 31, 2018, 2019 and 2020, respectively.

8. Other Balance Sheet Components

	As of December 31,
	2018	2019	2020

	(In thousands)
Accounts receivable, net:
Due from third parties		$298,752	$343,220
Due from Alibaba		60,392	135,321
Due from other related parties		99,675	48,625

Total gross amount		$458,819	$527,166
Allowance for credit losses
Balance at the beginning of the year	(8,114)	(12,429)	(36,594)
Additional provision charged to expenses, net	(6,226)	(38,561)	(53,124)
Write-off	1,911	14,396	54,562

Balance at the end of the year	(12,429)	(36,594)	(35,156)
		$422,225	$492,010

Prepaid expenses and other current assets:
Rental and other deposits		$371	$1,186
Deductible value-added taxes		652	598
Investment prepayments(1)		47,069	15,308
Loans to and interest receivable from other related parties (Note 10)		301,526	158,622
Loans to and interest receivable from third parties		14,421	41,784
Advertising prepayment		3,406	18,888
Prepayment to outsourced service providers		3,483	3,719
Amounts deposited by users(2)		34,912	45,745
Content fees		14,013	3,080
Others		5,052	7,827
		$424,905	$296,757

Property and equipment, net:
Computers and equipment		$132,477	$165,880
Leasehold improvements		5,732	6,429
Furniture and fixtures		1,725	2,159
Others		3,696	5,077

Property and equipment, gross		143,630	179,545
Less: Accumulated depreciation		(96,901)	(118,913)
		$46,729	$60,632

Accrued and other liabilities(3):
Payroll and welfare		$84,394	$126,023
Marketing expenses		77,046	59,410
Sales rebates		140,629	222,064
Professional fees		13,437	3,880
VAT and other tax payable		50,662	49,971
Payable to other service providers		578	398
Amounts due to users(2)		34,912	45,745
Unpaid consideration for acquisition		—	10,280
Unpaid consideration for investment		30,000	19,257
Interest payable for convertible debt and unsecured senior notes		15,344	923
Others		13,870	18,802
		$460,872	$556,753
(1)	For the years ended December 31, 2018, 2019 and 2020, the Group recognized $0.5 million, $19.1 million, and $1.5 million of impairment charges on investment prepayments (all fully impaired), respectively, due to the deterioration of the investees’ operation resulting in their inability to refund the prepayments.

(2)	Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelopes” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and VIP membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivables temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.
(3)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2018	2019	2020

	(In thousands, except percentage)
Income before income tax expenses	$668,842	$602,397	$375,913
Add: loss from non-China operations	43,266	106,256	57,031
Income from China operations	$712,108	$708,653	$432,944
Income tax expense applicable to China operations	$96,222	$88,091	$58,464
Income tax expense applicable to non-China operations	—	21,473	2,852
Total income tax expenses	$96,222	$109,564	$61,316
Effective tax rate for China operations	13.5%	12.4%	13.5%

The Company generated the majority of its operating income from PRC operations and has recorded income tax provisions for the periods presented. Stock-based compensation was recorded in the Company’s loss from non-China operations. In 2019 and 2020, the Group’s non-China operations have recognized $21.5 million and $2.9 million deferred tax charges from fair value change of investments, respectively.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5%Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2017/2018, 2018/2019 and 2019/2020. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. As of December 31, 2020, the Company’s Hong Kong subsidiary had a net operating loss of $10.4 million, which can be carried forward indefinitely to offset future taxable income. The deferred tax assets of Weibo HK as of December 31, 2020 consist mainly of net operating loss carried forward, for which a full valuation allowance was provided. The management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprises”, “key software enterprises” (“KSE”) and/or “high and new technology enterprise” (“HNTE”). Weibo Technology, the Group’s WFOE, was qualified as a “software enterprise” and was entitled to an exemption from the enterprise income tax for two years beginning 2015, its first accumulative profitable year, and a 50% reduction to a tax rate of 12.5% for the subsequent three years (2017-2019). Although Weibo Technology was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate for its “software enterprise” status as it has been five years since its first profitable year of 2015. Weibo Technology completed its filings as a “key software enterprise” with the tax authority in 2018, 2019, and 2020 for its status of 2017, 2018 and 2019, respectively, therefore was entitled to enjoy a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The qualification as a KSE is subject to annual evaluation and approval by the relevant authorities in China and the Group will only recognize the preferential tax treatment of KSE status when approval from the relevant authorities is obtained, usually one year in arrears. Weibo Technology was also granted the HNTEs status for the fiscal years from 2017 to 2022, which entitled the qualified entity a preferential tax rate of 15% in 2020. Its qualification as a HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. In addition, certain of the Group’s other PRC entities are also qualified as a “software enterprises”, and/or HNTE, and currently enjoy the respective preferential tax treatments.

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

The operations of the Group’s WFOE in China are invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to Weibo HK. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2020, the Group did not record any withholding tax for its PRC subsidiaries.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses of the Group:

	Years Ended December 31,
	2018	2019	2020

	(In thousands)
Deferred tax provisions (benefits)	$4,438	$16,839	$(15,727)
Current income tax expenses	91,784	92,725	77,043

Income tax expenses	$96,222	$109,564	$61,316

Reconciliation of the statutory tax rate to the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2018	2019	2020
Statutory EIT rate	25.0%	25.0%	25.0%
Effect on tax holiday and preferential tax treatment(1)	(12.1)%	(13.7)%	(20.9)%
Research and development super-deduction	(0.1)%	(1.2)%	(3.0)%
Non-deductible expenses and non-taxable income, net	0.7%	0.3%	(0.5)%
Change in valuation allowance	—%	2.0%	12.9%

Effective tax rate for China operations	13.5%	12.4%	13.5%
(1)	Included the impact of Weibo Technology’s preferential tax treatment of “key software enterprise” status of 2017 to 2019, which enjoyed by the Group one year in arrears during the three-year period ended December 31, 2020, as well as preferential tax treatment benefited by certain other PRC entities.

The provision for income taxes for China operations for the years ended December 31, 2018, 2019 and 2020 differs from the amounts computed by applying the statutory EIT rate primarily due to the preferential tax treatments described above enjoyed by the WFOE, Weibo Technology, during the periods presented. For the years ended December 31, 2018 and 2019, Weibo Technology enjoyed a tax reduction of $77.2 million and $83.2 million due to the preferential tax treatment of being a qualified software enterprise. It also enjoyed a tax reduction of $55.1 million for the HNTE status in 2020. The WFOE further recognized the preferential tax treatment of KSE status of $10.8 million for 2017 in 2018, $13.0 million for 2018 in 2019, and $13.4 million for 2019 in 2020. The preferential tax treatments benefited by the Group during the three-year period ended December 31, 2020 resulted in an effect of $0.39, $0.43 and $0.40 on basic net income per share in 2018, 2019 and 2020, respectively.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2019	2020

	(In thousands)
Deferred tax assets:
Net operating loss carry forwards	$5,515	$8,872
Valuation allowance	(5,515)	(8,872)
Depreciation, investment-related impairment, accounts receivable, accrued and other liabilities	42,932	107,892
Valuation allowance	(26,472)	(80,872)

Net deferred tax assets (included in other non-current assets)	$16,460	$27,020

Deferred tax liabilities:
Acquired intangible assets	$1,793	$30,999
Depreciation	1,044	1,435
Investment gain	31,135	25,496
Others	—	369

Total deferred tax liabilities	$33,972	$58,299

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2019 and 2020 was $32.0 million and $89.7 million, respectively. The change in valuation allowance was primarily due to bad debt expenses and investment impairment charges/fair value change of investments. Historically, deferred tax assets were valued using the statutory rate of 25% for China operations. As of December 31, 2019 and 2020, the Group had net operating loss carry forwards for China operations totaling $22.1 million and $30.1 million, respectively, for which full valuation allowance was provided as the Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these PRC entities. Net operating loss carry forwards for China operations as of December 31, 2020 will expire, if unused, in the years ending December 31, 2021 through December 31, 2025.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

During 2019 and 2020, the Group entered into a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of $233.9 million and $473.8 million from the Group and repaid $43.6 million and $181.7 million to the Group during 2019 and 2020, respectively. As of December 31, 2019 and 2020, the loans to and interest receivable from SINA were $236.6 million and $547.9 million, respectively.

The following sets forth significant related party transactions with the Group:

	Year Ended December 31,
	2018	2019	2020

	(In thousands)
Transactions with SINA
Revenues billed through/for services provided to SINA(1)	$90,645	$137,223	$62,102
Costs and expenses allocated from SINA(2)	$47,334	$51,848	$43,011
Interest income on loans to SINA	$2,425	$9,295	$13,458

Transactions with Alibaba
Advertising and marketing revenues from Alibaba – as an advertiser	$117,696	$97,772	$152,000
Advertising and marketing revenues from Alibaba – as an agent	$—	$—	$36,597
Services provided by Alibaba	$47,642	$50,205	$52,338
(1)	For the years ended December 31, 2018, 2019 and 2020, the Group charged $90.6 million, $137.2 million and $62.1 million for services to third parties billed through SINA and/or provided to SINA, respectively.
(2)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed $23.4 million, $37.5 million, and $48.3 million for other costs and expenses incurred by Weibo but paid by SINA in 2018, 2019 and 2020, respectively. During 2020, Weibo allocated $9.7 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments.

The following sets forth related party outstanding balances:

	As of December 31,
	2019	2020

	(In thousands)
Amount due from SINA(1)	$384,828	$548,900
Accounts receivable due from Alibaba	$60,392	$135,321

Loan to and interest receivable from other related parties (2) (3)
- Company A (an investee in e-commerce business)	$160,010	$79,762
- Company B (an investee providing social and new media marketing services)	$60,602	$21,771
- Company C (an investee providing online brokerage services)	$40,982	$41,205
- others	$39,932	$15,884
Total	$301,526	$158,622
(1)	The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2019 and 2020, the amount due from SINA also included loans to and interest receivable from SINA of $236.6 million at an annual interest rate of 4.5% and $547.9 million at annual interest rates ranging from 1.6% to 4.5% of maturity within one year, respectively.
(2)	The annual interest rates of the loans were ranging from 4% to 10% (interest free for Company B) and the maturities of all loans were within one year at December 31, 2019 and 2020, respectively.
(3)	The Group assessed the collectability of outstanding loans at least on annual basis or whenever impairment indicators noted. For the year ended December 31, 2020, the Group recognized $82.2 million impairment charges on loans to and interest receivable from other related parties due to their unsatisfied financial performance and decline in forecasted revenues.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related businesses, such as short video applications, e-commerce and so on. For the years ended December 31, 2018, 2019 and 2020, advertising and marketing revenues generated from other related parties were $130.2 million, $117.0 million and $46.5 million, while cost and expenses were $19.0 million, $31.2 million and $48.1 million, respectively. As of December 31, 2019 and 2020, other related parties accounted for outstanding balances of net accounts receivable of $99.7 million and $42.5 million, accounts payable of $10.7 million and $30.8 million, and accrued and other liabilities of $34.4 million and $4.8 million, respectively. In 2019, the Group signed an agreement with one related party, which is an equity investee in the short video business, to settle partial transaction amounts between the two parties, resulting in accounts receivable of $38.7 million due from the related party offset by accounts payable of $28.7 million and accrued and other liabilities of $10 million due to the related party on the consolidated balance sheet, where a legally enforceable right of setoff existed.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2018, 2019 and 2020, the Group’s total contribution was $53.7 million, $53.3 million and $51.1 million, respectively.

12. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2018, 2019 and 2020, options to purchase ordinary shares and RSUs of 2.2 million, 1.0 million and 0.7 million, as well as the number of “if converted” shares related to convertible debt of 6.8 million in 2018, were recognized as dilutive factors and included in the calculation of diluted net income per share. For the years ended December 31, 2018, 2019 and 2020, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 0.06 million, 0.44 million and 3.26 million, respectively. During each of the years ended December 31, 2019 and 2020, shares of 6.8 million convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Year Ended December 31,
	2018	2019	2020

	(In thousands, except per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo	$571,823	$494,675	$313,364
Denominator:
Weighted average ordinary shares outstanding	223,751	225,452	226,921
Basic net income per share attributable to Weibo	$2.56	$2.19	$1.38

Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo	$571,823	$494,675	$313,364
Add: Effect on interest expenses and amortized issuance cost of convertible debt	15,390	—	—
Net income attributable to Weibo for calculating diluted net income per share	587,213	494,675	313,364
Denominator:
Weighted average ordinary shares outstanding	223,751	225,452	226,921
Effects of dilutive securities
Stock options	283	153	71
Unvested restricted share units	1,896	807	645
Convertible debt	6,753	—	—
Shares used in computing diluted net income per share attributable to Weibo	232,683	226,412	227,637
Diluted net income per share attributable to Weibo	$2.52	$2.18	$1.38

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

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Value-added services	Total

	(In thousand)
Year ended December 31, 2018	$1,499,180	$219,338	$1,718,518

Year ended December 31, 2019	$1,530,211	$236,703	$1,766,914

Year ended December 31, 2020	$1,486,155	$203,776	$1,689,931

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

As of December 31, 2019 and 2020, the Group accrued approximately $105.8 million and $127.2 million in the general reserve/statutory surplus funds, respectively.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Net assets subject to restriction for the Group amounted to $451.7 million, or 15.6% of the Group’s total consolidated net assets as of December 31, 2020.

15. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2019 and 2020:

	Fair Value Measurements
	(in thousands)
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
As of December 31, 2019:
Bank time deposits *	$951,235	$—	$951,235	$—
Equity securities with readily determinable market value **	269,478	269,478	—	—
Total	$1,220,713	$269,478	$951,235	$—

As of December 31, 2020:
Bank time deposits *	$1,515,880	$—	$1,515,880	$—
Wealth management products *	166,168	—	166,168	—
Equity securities with readily determinable market value **	289,221	289,221	—	—
Total	$1,971,269	$289,221	$1,682,048	$—

* Included in short-term investments on the Group’s consolidated balance sheets.

** Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures short-term investments and equity securities with readily determinable fair values on a recurring basis. The fair value of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair value of the Group’s short-term investments are determined based on the quoted market price for similar products (Level 2).

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

Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the year then ended. The Group recognized impairment charges of $23.6 million, $230.9 million and $126.8 million on these equity investments without readily determinable fair values for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the carrying value of these impaired investments measured at Level 3 inputs were $77.5 million and $89.5 million, respectively. The fair value of the privately held investments was measured either based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, which ranged from 12% to 23%, or based on comparing the operating metrics of public peer companies with the investees.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group recognized impairment charge of goodwill arising from previous acquisitions of $10.6 million, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature.

16. Convertible Debt and Unsecured Senior Notes

In October 2017, the Company issued $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (“2022 Notes”) at par. The Notes may be converted into Weibo’s American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, at the option of the holders, which is equivalent to an initial conversion price of approximately $133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change prior to the maturity date of the notes, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert his/her notes in connection with such make-whole fundamental change.

The net proceeds received by the Company from the issuance of the 2022 Notes were $879.3 million, net of issuance cost of $20.7 million. The Company will pay cash interest at an annual rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expenses over the contractual life. The 2022 Notes related interest expenses were $15.4 million for each of the three years in the period ended December 31, 2020.

In July 2019, the Company issued $800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The net proceeds to the Company from the issuance of the 2024 Notes were $793.3 million, net of issuance cost of $6.7 million. The issuance costs of the 2024 Notes are being amortized to interest expenses over the contractual life. The 2024 Notes related interest expenses were $14.5 million and $29.3 million for the years ended December 31, 2019 and 2020, respectively.

In July 2020, the Company issued $750 million in aggregate principal amount of unsecured senior notes due on July 8, 2030 (“2030 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The net proceeds to the Company from the issuance of the 2030 Notes were $740.3 million, net of issuance cost of $9.7 million. The issuance costs of the 2030 Notes are being amortized to interest expenses over the contractual life. For the year ended December 31, 2020, the Group recognized $12.7 million interest expenses from the 2030 Notes.

17. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the years ended December 31, 2018, 2019 and 2020, lease expense was $11.2 million, $11.5 million and $12.5 million, respectively. Based on the current rental lease agreements, commitments of future minimum lease payments as of December 31, 2020 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
As of December 31, 2020:	$9,726	$6,406	$2,522	$642	$156

Purchase commitments mainly include minimum commitments for marketing activities and internet connection. Purchase commitments as of December 31, 2020 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
As of December 31, 2020:	$206,077	$197,181	$5,834	$3,062	$—

2022 Notes represent the future maximum commitments relating to the principal amount and interests in connection with the issuance of $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022. 2024 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of $800 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024. 2030 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of $750 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

		Less than One	One to	Three to	More than
Other commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
2022 Notes	$922,492	$11,250	$911,242	$—	$—
2024 Notes	898,000	14,000	56,000	828,000	—
2030 Notes	990,469	12,656	50,625	50,625	876,563
Total	$2,810,961	$37,906	$1,017,867	$878,625	$876,563

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

18. Redeemable Non-controlling Interests

In the fourth quarter of 2020, the Group entered into a series of share purchase agreements with then existing shareholders of JM Tech to acquire the majority of the company’s equity interest (Note 6). The Group agreed to redeem the non-controlling interests held by founder and CEO of the company under certain circumstances during the following years subsequent to the acquisition. The Group determined that the non-controlling interest with redemption rights should be classified as redeemable non-controlling interest since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group.

The redeemable non-controlling interests is recognized at fair value on the acquisition date. The Group records accretion on the redeemable non-controlling interest to the redemption value over the period from the date of the acquisition to the date of earliest redemption. The accretion using the effective interest method, is recorded as deemed dividends to preferred shareholders, which reduce retained earnings and equity classified non-controlling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share.