Form 20-F
period 2021-12-31
WEIBO Corp
filed 2022-03-10
CIK 1595761

––For r

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share	WB	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.00025 per share	9898	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of December 31, 2021, there were 236,553,460 ordinary shares outstanding, par value US$0.00025 per share, being the sum of 140,274,502 Class A ordinary shares and 96,278,958 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Item 17   ◻ Item 18

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

◻ Yes   ◻ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed herein are due to rounding, and references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “the Company” or “our” refers to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China, including, but not limited to, Beijing Weimeng Technology Co., Ltd., or Weimeng, and Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke;
●	“Weibo” refers to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;
●	“SINA” refers to Sina Corporation, our parent company and controlling shareholder;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan;
●	“Class A ordinary shares” refers to Class A ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring a holder of a Class A ordinary share one vote per share on any resolution tabled at our Company’s general meeting;
●	“Class B ordinary shares” refers to Class B ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring weighted voting rights in our Company such that a holder of a Class B ordinary share is entitled to three votes per share on any resolution tabled at our Company’s general meeting;
●	“CSRC” refers to China Securities Regulatory Commission;
●	“DAUs” refers to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“feeds” include both posts and reposts;
●	“HK$,” “Hong Kong dollars” or “HK dollars” refers to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” refers to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

●	“MAUs” refers to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“top content creators” refers to content creators with more than 10,000 followers as of the end of a given month, or 10,000 monthly views on Weibo in a given month, excluding duplicates;
●	“SFO” or “Securities and Futures Ordinance” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00025 per share;
●	“ADSs” refers to our American depositary shares. Each ADS represents one Class A ordinary share;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and
●	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	our ability to attract and retain users and customers and generate revenue and profit from our customers;
●	our ability to retain key personnel and attract new talent;
●	competition in social media, social networking, online marketing, and other businesses in which we engage;
●	the outcome of ongoing or any future litigation or arbitration, including those relating to intellectual property rights;
●	the growth of social media, internet and mobile users and internet and mobile advertising in China;
●	PRC governmental policies relating to media, the internet, internet content providers and online advertising, and the implementation of a corporate structure involving VIEs in China; and
●	other factors described under “Item 3. Key Information—D. Risk Factors.”

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders

Weibo Corporation is not an operating company in China, but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Accordingly, we operate these businesses in China through our VIEs, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their shareholders to control the business operations of our VIEs. Revenues contributed by our VIEs and their subsidiaries accounted for 83.4%, 78.1% and 80.7% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China, including, but not limited to, Weimeng and Weimeng Chuangke. Investors of our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

A series of contractual agreements, including loan agreements, share transfer agreements, loan repayment agreements, agreement on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement, trademark license agreement, and spousal consent letters, have been entered into by and among our PRC subsidiaries, our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our PRC subsidiaries, our VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Shareholders of our VIEs may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with our VIEs and their respective shareholders, which may in turn materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements establishing the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We face risks associated with the lack of Public Company Accounting Oversight Board, or the PCAOB, inspection on our auditors so determined by the announcement of the PCAOB issued on December 16, 2021, which may impact our ability to conduct certain businesses, accept foreign investments, or list on United States or other foreign exchange outside of China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and our VIEs in China, including, among others, the Internet Content Provision License and Online Culture Operating Permit held by Weimeng. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. For example, Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In addition, an internet publishing permit might be necessary for our provisions of online game related services and the contents generated by our users on our platform. Weimeng has been actively communicating with the relevant regulator for the application of an internet publishing permit. Furthermore, although most of the games on our website have obtained approval from the National Press and Publication Administration, or the NPPA, certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by NPPA in practice. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.”

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization

Weibo Corporation transfers cash to its wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Weibo Corporation and its subsidiaries control our VIEs through contractual arrangements, they are not able to make direct capital contribution to our VIEs and their subsidiaries. However, they may transfer cash to our VIEs by loans or by making payment to the VIEs for inter-group transactions.

Prior to December 31, 2019, Weibo Corporation, through its intermediate holding companies, provided capital contribution of US$190.0 million to its subsidiaries in China. Subsequently there was no additional capital contribution or loan investment from Weibo Corporation to its subsidiaries or VIEs in China. For the years ended December 31, 2019, 2020 and 2021, our VIEs received debt financing of US$443.7 million, US$285.9 million and US$11.4 million from WFOEs, respectively.

Our VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement. For the years ended December 31, 2019, 2020 and 2021, the total amount of service fees that VIEs paid to the relevant WFOE under the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement was US$935.8million, US$812.8 million and US$719.1 million, respectively.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Weibo Corporation by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling US$394.7 million, US$451.7 million and US$480.7 million as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

Weibo Corporation has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE agreements, our PRC subsidiaries may charge our VIEs for services provided to VIEs. These service fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of our VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our VIEs. This would result in such transfer being non-deductible expenses for our VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial information for Weibo Corporation, its wholly owned subsidiary that is the primary beneficiary of our VIEs, namely, Weibo Technology, our other subsidiaries, our VIEs and our VIEs’ subsidiaries as of the dates presented.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2021
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(in US$ thousands)

Third-party revenues	830	232,857	202,102	1,821,294	—	2,257,083
Inter-company revenues(1)	—	—	1,026,210	—	(1,026,210)	—
Total costs and expenses	(91,572)	(109,613)	(623,559)	(1,761,137)	1,026,210	(1,559,671)
Income (loss) from subsidiaries and VIEs(2)	568,738	548,021	(36,406)	—	(1,080,353)	—
Income (loss) from non-operations	(49,677)	(79,862)	52,556	(69,711)	—	(146,694)
Income (loss) before income tax expenses	428,319	591,403	620,903	(9,554)	(1,080,353)	550,718
Less: income tax expenses	—	22,621	72,882	43,338	—	138,841
Net income (loss)	428,319	568,782	548,021	(52,892)	(1,080,353)	411,877
Less: net income (loss) attributable to non-controlling interests	—	44	—	(16,486)	—	(16,442)
Net income (loss) attributable to Weibo’s shareholders	428,319	568,738	548,021	(36,406)	(1,080,353)	428,319

	For the Year Ended December 31, 2020
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(in US$ thousands)
Third-party revenues	314	152,188	218,349	1,319,080	—	1,689,931
Inter-company revenues(1)	—	—	767,707	—	(767,707)	—
Total costs and expenses	(68,725)	(85,271)	(496,429)	(1,300,415)	767,707	(1,183,133)
Income (loss) from subsidiaries and VIEs(2)	411,828	301,251	(129,126)	—	(583,953)	—
Income (loss) from non-operations	(30,053)	49,057	(8,600)	(141,289)	—	(130,885)
Income (loss) before income tax expenses	313,364	417,225	351,901	(122,624)	(583,953)	375,913
Less: income tax expenses	—	5,657	50,650	5,009	—	61,316
Net income (loss)	313,364	411,568	301,251	(127,633)	(583,953)	314,597
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	(260)	—	1,493	—	1,233
Net income (loss) attributable to Weibo’s shareholders	313,364	411,828	301,251	(129,126)	(583,953)	313,364

	For the Year Ended December 31, 2019
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(in US$ thousands)
Third-party revenues	791	56,475	236,781	1,472,867	—	1,766,914
Inter-company revenues(1)	—	—	834,843	—	(834,843)	—
Total costs and expenses	(62,905)	(55,755)	(434,045)	(1,451,468)	834,843	(1,169,330)
Income (loss) from subsidiaries and VIEs(2)	554,677	635,894	9,874	—	(1,200,445)	—
Income (loss) from non-operations	2,112	(58,407)	50,176	10,932	—	4,813
Income (loss) before income tax expenses	494,675	578,207	697,629	32,331	(1,200,445)	602,397
Less: income tax expenses	—	24,092	61,735	23,737	—	109,564
Net income (loss)	494,675	554,115	635,894	8,594	(1,200,445)	492,833
Less: net loss attributable to non-controlling interests	—	(562)	—	(1,280)	—	(1,842)
Net income (loss) attributable to Weibo’s shareholders	494,675	554,677	635,894	9,874	(1,200,445)	494,675

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(in US$ thousands)
Assets
Cash and cash equivalents	1,027,431	327,291	885,438	183,543	—	2,423,703
Short-term investments	500,225	100,365	—	110,472	—	711,062
Accounts receivable	—	68,242	4,569	650,278	—	723,089
Prepaid expenses and other current assets	54,980	137,333	97,691	160,722	—	450,726
Amount due from Group companies(3)	1,054,147	(3,145)	1,607,529	—	(2,658,531)	—
Amount due from SINA	327,178	3,440	127,371	36,211	—	494,200
Investment in subsidiaries and VIEs(2)	3,106,184	3,063,879	(90,419)	—	(6,079,644)	—
Property and equipment, net	—	517	66,067	1,812	—	68,396
Operating lease assets	—	1,586	30,884	28,049	—	60,519
Intangible assets, net	—	—	—	166,930	—	166,930
Goodwill	—	—	—	130,405	—	130,405
Long-term investments	—	698,909	68,820	439,922	—	1,207,651
Other non-current assets	1,000	15,584	714,249	352,008	—	1,082,841
Total assets	6,071,145	4,414,001	3,512,199	2,260,352	(8,738,175)	7,519,522
Account payable	—	7,068	61,077	129,498	—	197,643
Accrued and other liabilities	41,935	57,992	240,240	480,866	—	821,033
Income tax payable	—	19,958	82,907	41,882	—	144,747
Deferred revenues	433	2,240	31,115	57,348	—	91,136
Amount due to Group companies(3)	—	1,196,289	—	1,462,242	(2,658,531)	—
Operating lease liability	—	1,503	30,436	28,022	—	59,961
Convertible debt	896,541	—	—	—	—	896,541
Unsecured senior notes	1,538,415	—	—	—	—	1,538,415
Defer tax liability	—	24,721	2,545	39,637	—	66,903
Other non-current liabilities	—	1	—	15,122	—	15,123
Total liabilities	2,477,324	1,309,772	448,320	2,254,617	(2,658,531)	3,831,502
Redeemable non-controlling interests	—	—	—	66,622	—	66,622
Total shareholders’ equity(2)	3,593,821	3,104,229	3,063,879	(60,887)	(6,079,644)	3,621,398
Total liabilities, redeemable non-controlling interests and shareholders’ equity	6,071,145	4,414,001	3,512,199	2,260,352	(8,738,175)	7,519,522

	As of December 31, 2020
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(in US$ thousands)
Cash, cash equivalents	282,448	212,513	1,045,880	274,003	—	1,814,844
Short-term investments	1,510,841	—	—	171,207	—	1,682,048
Accounts receivable	—	60,420	568	431,022	—	492,010
Prepaid expenses and other current assets	41,261	32,435	167,408	55,653	—	296,757
Amount due from Group companies(3)	732,216	(3,060)	1,081,354	—	(1,810,510)	—
Amount due from SINA	212,604	(30,177)	335,331	31,142	—	548,900
Investment in subsidiaries and VIEs(2)	2,467,097	2,422,616	(33,343)	—	(4,856,370)	—
Property and equipment, net	—	876	59,064	692	—	60,632
Operating lease assets	—	1,978	3,415	1,783	—	7,176
Intangible assets, net	—	—	—	146,976	—	146,976
Goodwill	—	—	—	61,712	—	61,712
Long-term investments	—	678,544	106,177	394,745	—	1,179,466
Other non-current assets	1,000	15,032	12,949	15,615	—	44,596
Total assets	5,247,467	3,391,177	2,778,803	1,584,550	(6,666,880)	6,335,117
Account payable	—	7,296	58,877	83,336	—	149,509
Accrued and other liabilities	6,145	44,660	164,396	341,552	—	556,753
Income tax payable	—	3,582	72,845	26,417	—	102,844
Deferred revenues	386	2,052	55,400	85,846	—	143,684
Amount due to Group companies(3)	—	842,372	—	968,138	(1,810,510)	—
Operating lease liability	—	2,193	3,188	1,704	—	7,085
Convertible debt	892,399	—	—	—	—	892,399
Unsecured senior notes	1,536,112	—	—	—	—	1,536,112
Defer tax liability	—	24,400	1,481	32,418	—	58,299
Other non-current liabilities	—	—	—	2,102	—	2,102
Total liabilities	2,435,042	926,555	356,187	1,541,513	(1,810,510)	3,448,787
Redeemable non-controlling interests	—	—	—	57,714	—	57,714
Total shareholders’ equity(2)	2,812,425	2,464,622	2,422,616	(14,677)	(4,856,370)	2,828,616
Total liabilities, redeemable non-controlling interests and shareholders’ equity	5,247,467	3,391,177	2,778,803	1,584,550	(6,666,880)	6,335,117

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(in US$ thousands)
Net cash provided by (used in) operating activities(4)	(29,381)	26,029	335,831	481,541	—	814,020
Loans to Group companies	(287,285)	—	(11,396)	—	298,681	—
Other investing activities	872,207	(227,893)	(484,877)	(583,397)	—	(423,960)
Net cash provided by (used in) investing activities	584,922	(227,893)	(496,273)	(583,397)	298,681	(423,960)
Borrowings under loan from Group companies	—	287,285	—	11,396	(298,681)	—
Other financing activities	189,442	—	—	—	—	189,442
Net cash provided by (used in) financing activities	189,442	287,285	—	11,396	(298,681)	189,442

	For the Year Ended December 31, 2020
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(in US$ thousands)
Net cash provided by (used in) operating activities(4)	(32,179)	66,316	550,247	157,262	—	741,646
Capital contribution to Group companies	—	(2,864)	—	—	2,864	—
Loans to Group companies	(144,289)	—	(285,853)	—	430,142	—
Other investing activities	(770,406)	(152,591)	(18,360)	(272,958)	—	(1,214,315)
Net cash provided by (used in) investing activities	(914,695)	(155,455)	(304,213)	(272,958)	433,006	(1,214,315)
Capital contribution from Group companies	—	—	—	2,864	(2,864)	—
Borrowings under loan from Group companies	—	144,289	—	285,853	(430,142)	—
Other financing activities	740,446	—	—	1,517	—	741,963
Net cash provided by (used in) financing activities	740,446	144,289	—	290,234	(433,006)	741,963

	For the Year Ended December 31, 2019
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(in US$ thousands)
Net cash provided by (used in) operating activities(4)	(32,371)	86,558	678,453	(100,987)	—	631,653
Loans to Group companies	(177,850)	—	(443,682)	—	621,532	—
Other investing activities	(376,566)	(245,611)	(298,777)	(280,404)	—	(1,201,358)
Net cash provided by (used in) investing activities	(554,416)	(245,611)	(742,459)	(280,404)	621,532	(1,201,358)
Borrowings under loan from Group companies	—	177,850	—	443,682	(621,532)	—
Other financing activities	793,599	—	—	(1,730)	—	791,869
Net cash provided by (used in) financing activities	793,599	177,850	—	441,952	(621,532)	791,869
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among Weibo Corporation, other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(3)	It represents the elimination of intercompany balances among Weibo Corporation, other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(4)	For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to Weibo Technology for technical service fees were US$935.8 million, US$812.8 million and US$719.1 million, respectively.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business

●	If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.
●	If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in user traffic and user engagement.
●	We rely on our partnership program with channel partners, which mainly include application pre-install partners, programmatic buying partners and application marketplaces, to drive traffic to our platform, and if our partnership program becomes less effective or if the smartphone market and shipment in China slow down compared to the prior years, traffic to our platform could decline and our business and operating results could be adversely affected.
●	If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.
●	We may not be able to maintain or grow our revenues or our business.
●	We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our VIEs. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Investors thus are not purchasing the right to convert shares into direct equity interest in our operating entities in China but instead are purchasing the right to convert shares into equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Relating to Our Corporate Structure.”

Risks Relating to Doing Business in China

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo, or Yizhibo.
●	Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Relating to Our ADRs and Class A Ordinary Shares

●	The trading prices for our listed securities have been and are likely to continue be, volatile, regardless of our operating performance, which could result in substantial losses to our investors.
●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	Substantial future sales or perceived potential sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Risks Relating to Our Business

If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active user base and the level of user engagement are critical to our business. We had 573 million MAUs and 249 million average DAUs in December 2021. Our business has been and will continue to be significantly affected by our success in growing and retaining massive active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China’s internet population. To the extent our user growth rate slows or the number of our users declines, our success will become increasingly dependent on our ability to retain existing users and enhance user activities and stickiness on the platform. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to retain and attract users or increase their engagement. A number of user-oriented websites and mobile applications that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

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

We rely on our partnership program with channel partners, which mainly include application pre-install partners, programmatic buying partners and application marketplaces, to drive traffic to our platform, and if our partnership program becomes less effective or if the smartphone market and shipment in China slow down compared to the prior years, traffic to our platform could decline and our business and operating results could be adversely affected.

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

In addition, we work with application marketplaces, including app stores of key domestic handset manufacturers as well as other major application marketplaces, to drive downloads of our mobile applications. In the future, Google (Android), Apple or other operators of application marketplaces may make changes to their marketplaces and make access to our products and services more difficult.

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

We also compete with both offline and online games for the time and money of game players. We offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages. We may also face competition from global social media, social networking services and messengers, such as Facebook, Instagram, Twitter, Youtube, TikTok, WhatsApp, Facebook Messenger, Snapchat, Pinterest, Line and Kakao Talk. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

We have experienced significant growth in revenues and in our business in recent years. Our ability to continue to grow our revenues depends on a number of factors. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Factors Affecting Our Results of Operations” for a detailed discussion.

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

We started to generate revenues in 2012 through advertising and marketing services, and to a less extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for 88% of our revenues in both 2020 and 2021. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could materially harm our business.

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

Our ability to add new customers and increase spending of existing customers can be particularly affected by our ability to provide timely and reliable measurement analysis of customers’ advertising campaigns on Weibo, as some customers rely on advertisement measurement to evaluate advertising effectiveness. We are working with third-party measurement firms to provide these data services to our customers but the online advertisement measurement market in China is nascent. We cannot assure you that our measurement partners will be able to provide measurement to the satisfaction of our customers. If our customers are unable to obtain measurement results on their marketing campaigns on Weibo to their satisfaction, our customers may be less willing to maintain or expand their advertising spending on our platform, and our financial conditions, results of operations and prospects may be materially and adversely affected.

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

The Chinese government may from time to time promulgate new advertising laws and regulations, including possible additional restrictions on online advertising services, and these restrictions may relate to, among other attributes, the content, placement and appearance of advertisements. In addition, recent activities and technology trends in advertising, such as links in comments or posts, and the proliferation of short video and live streaming platforms, with paid promotions that are frequently not marked as advertising, have made advertising content monitoring more challenging. Moreover, technologies and tools attempting to circumvent, evade or deceive our advertisement content monitoring system are evolving, which makes it more complicated for us to monitor and review the advertisements on our platform. When we discover advertisements that violate laws and regulations, we will timely take corresponding measures. Although we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot ensure that we will be in compliance at all times with the requirements under any new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties.

If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, we may be subject to penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish corrective information. In case of serious violation, the PRC governmental authorities may revoke our business licenses. For the years ended December 31, 2019, 2020 and 2021, our PRC consolidated entities in aggregate have received three penalties for advertisements shown on our platform, including fines from RMB1,000 to RMB200,000, and confiscation of advertising income. We paid the fine and cooperated with the relevant government authorities to take corrective measures as required. We believe these penalties, individually or in the aggregate, did not have a material adverse effect on our business, financial condition or results of operations for the years ended December 31, 2019, 2020 and 2021. However, there can be no assurance that there will not be any penalties in the future, which may have a material and adverse effect on our business, financial condition, results of operations and prospects, brand and reputation.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, mainly including Tencent, Bytedance, Baidu, Kuaishou, iQiyi, Red (Xiaohongshu) and Bilibili. We also compete with internet companies that offer online-to-offline (O2O) service, purchase solutions and other performance-based advertising and marketing services, and digital media tailored to specific vertical, such as Meituan and Autohome. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing budgets.

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

We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors both within and beyond our control, including:

●	the size, composition and activeness of our user base relative to those of our competitors;
●	the breadth, innovation and effectiveness of our product and service offerings;
●	the timing and market acceptance of our advertising and marketing products and services, including breadth, quality and variety of our advertisement formats and features and those of our competitors;
●	the effectiveness of our advertisement targeting capabilities, and those of our competitors;
●	the volume, pricing and return on investment of our products and services relative to those of our competitors;
●	the reach, engagement and effectiveness of our advertising and marketing products and services relative to those of our competitors;
●	the availability, accuracy and utility of analytics and measurement solutions offered by us or our partners relative to those of our competitors;
●	our ability to attract, retain and motivate talented employees;
●	the effectiveness of our performance-based advertisements and real-time bidding system relative to those of our competitors;
●	our sales and marketing efforts, and those of our competitors; and
●	our reputation and the strength of our brand relative to our competitors.

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

Our operating history may not be the indicator of our future prospects.

The market for social media is still evolving and may not develop as expected. People who are not our users, customers or platform partners may not understand the value of our products and services and new users, customers or platform partners may initially find our products and services confusing. There may be a perception that our products and services are only useful to users who post, or to influential users with large audiences. Convincing potential new users, customers and platform partners of the value of our products and services is critical to increasing the number of our users, customers and platform partners and to the success of our business. Although we have experienced continued user growth as shown by the increase of our MAUs and DAUs for the past few years, some of our peers may have experienced a decline in user base. If microblogging, social media, online media or social product, in general, declines in popularity among Chinese internet users, we may be unable to grow our user base or maintain or increase user engagement.

We launched Weibo in August 2009 and began to generate revenues in 2012. Given the rapidly evolving markets in which we compete, our historical operating results may not be useful to you in predicting our future operating results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

●	increase the number of our users and the level of user engagement;
●	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;
●	convince customers of the benefits and effectiveness of our advertising and marketing services;
●	refine our interest-based recommendation engine to enable more relevant content recommendation and effective audience targeting;
●	increase demand for value-added services, such as VIP membership, live streaming, and game-related services;
●	develop and deploy new features, products and services for our users, customers and platform partners, including video functionalities and interest-based information feeds;
●	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our products and services;
●	attract, retain and motivate talented employees;
●	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and
●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

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

Alibaba is our important strategic partner and a significant customer since our IPO in 2014. Although revenue contribution by Alibaba as an advertiser has declined as a percentage to our total revenues in recent years, as a result of the rapid growth of our business scale as well as our strategy to diversify revenue sources, Alibaba remains as our largest customer. More importantly, we rely on them to enable us to offer e-commerce advertising solutions to brands and merchants on both of our platforms. If we are unable to either maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

Our future performance depends in part on support from our platform partners, particularly copyright content providers and MCNs.

Although most of the content on our platform come from individual users, platform partners have become an increasingly important source of high-quality content. We believe user engagement with our products and services depends in part on the quality of applications and content generated by our platform partners, particularly copyright content providers and the MCNs. Copyright content providers have traditionally been an important source of premium content on our platform. Meanwhile, as content on our platform expands into various new formats, such as videos, the role of MCNs as talent agencies for professional content creators is becoming increasingly important. We have built a large network of MCNs in different domains, such as video and e-commerce, and we rely on these platform partners to incubate and grow content creators so that they share more quality content on Weibo. If we are unable to enjoy continued collaboration with copyright content providers and expand our network of MCNs and incentivize them to share more content, our content offerings may not be as robust and competitive and our user base and user engagement may be adversely and materially affected.

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

Our ability to increase the size and engagement of our user base, attract customers and generate revenues will depend in part on our ability to successfully launch new products and services. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including technologies with which we have little or no prior development or operating experience. If new or enhanced products or services fail to engage users, customers and platform partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results could be adversely affected. In addition, we may launch strategic initiatives that do not directly generate revenues but which we believe will enhance our attractiveness to users, customers and platform partners. We may not be successful in future efforts to generate revenues from our new products or services. If our strategic initiatives do not enhance our ability to monetize our existing products and services or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenues or recover any associated development costs and our operating results may be adversely affected.

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

Our quarterly operating results have fluctuated in the past and will fluctuate in the future. As a result, our past quarterly operating results are not necessarily indicators of future performance. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	our ability to grow our user base and user engagement;
●	fluctuations in spending by our advertising and marketing customers, including as a result of seasonality, major events and extraordinary news events, pandemics or other factors;
●	our ability to attract and retain advertising and marketing customers;
●	the occurrence of planned or unplanned significant events, including events that may cause substantial stock-based compensation or other charges;
●	the development and introduction of new products or services or changes in features of existing products or services;
●	the impact of competitors or competitive products and services;
●	the pricing of our products and services;
●	our ability to maintain or increase revenues;
●	our ability to maintain or improve gross margins, operating margins and net margins;
●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;
●	system failure or outages, which could prevent us from displaying advertisements for any period of time;
●	changes in U.S. GAAP and the related policies, guidance or interpretations;
●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and
●	changes in Chinese or global business or macroeconomic conditions.

Given the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. Our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe that this seasonality affects our quarterly results. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in China or globally could cause our advertising and marketing customers to reduce their advertising budgets, and result in other adverse effects that could harm our operating results. Other factors that may cause our operating results to fluctuate include popular sports events, such as the FIFA World Cup and the Olympic Games. Due to our rapid growth, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Spam could diminish the user experience on our platform, which could damage our reputation and deter our current and potential users from using our products and services.

“Spam” on Weibo refers to a range of abusive activities that are prohibited by our terms of service and is generally defined as unsolicited actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate feeds, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, sending unsolicited invitations, reposting feeds and favoring feeds to inappropriately attract attention. Our terms of service also prohibit the creation of serial or bulk accounts, both manually or using automation, for disruptive or abusive purposes, such as to post spam or to artificially inflate the popularity of users seeking to promote themselves on Weibo. Although we continue to invest resources in reducing spam on Weibo, we expect spammers will continue to seek ways to act inappropriately on our platform. In addition, we expect that increases in the number of users on our platform will result in increased efforts by spammers to misuse our platform. We continuously combat spam, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. Our actions to combat spam require the diversion of significant time and focus of our engineering team from improving our products and services. If we are unable to effectively manage and reduce spam on Weibo, our reputation for delivering relevant content could be damaged, user engagement could decline and our operational costs could increase.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the Personal Information Protection Law, and the PRC Data Security Law protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Security.” In addition, the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.” In addition, the CAC issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services on December 31, 2021 with effect from March 1, 2022, which required algorithm recommendation service providers to establish and improve management system and technical measures for, among others, data security and personal information protection. We have been advised by our PRC counsel, TransAsia Lawyers, that these laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations. Weibo may need to adjust its business to comply with data security requirements from time to time. Weibo has taken measures to comply with existing laws and regulations.

Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. In Hong Kong, however, the Personal Data (Privacy) Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. The potential risks associated with non-compliance therewith are difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues in 2021 are generated in Hong Kong, EU and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

In addition to the possibility of fines, enforcement actions can result in orders requiring us to change our practices, which could have an adverse effect on our business and operating results. In March 2020, we experienced a data leakage caused by malicious queries by users through our application programming interface, for which the Ministry of Industry and Information Technology, or the MIIT, summoned our representatives to a meeting on March 21, 2020 and instructed us to take steps to improve data security in accordance with the applicable regulations, including improving our privacy policy, strengthening user information protection and internal data security management, and other measures. We immediately took measures in response to this incident, including upgrading our security interface.

Since January 2019, in order to better implement the PRC Cyber Security Law and the PRC Law for the Protection of Consumer Rights and Interests, relevant PRC government departments jointly launched nationwide special rectification programs on the illegal collection and use of personal information by mobile apps each year. In the 2020 Special Rectification Program, launched on July 22, 2020 by the CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, which focused on identifying and rectifying conducts of various apps in illegal collection of personal facial features and other biometric information, unauthorized recording of users’ voice or access of users’ photos, and unauthorized uploading of personal information, Weibo was identified by the authorities as having misled users to agree to the collection of personal information and failed to list out the purpose and type of personal information collected by certain software development kits on its platforms in November 2020. We took actions in response to the identified issues and completed the rectification as required. On July 23, 2021, MIIT launched the 2021 Special Rectification Program aiming at rectifying disruption of market order, infringement on users’ rights and interests, threats on data security, and violation of relevant regulations on qualifications and resources management by the internet companies. Weibo, together with 24 other major internet companies, attended a meeting about the 2021 Special Rectification Program on Internet Industry held by the MIIT on July 30, 2021, to discuss and receive instructions regarding self-examination and self-rectification under this Special Rectification Program. The rectification procedures generally include three steps: first, we are required to conduct a self-examination and self-rectification and deliver a report to the relevant government authority for review; second, the government authority to provide comments on the report and guidance for us to achieve compliance with the relevant PRC laws and regulations; and third, the government will make an inspection and confirm the rectification results. As of the date of this annual report, we have completed the self-examination and self-rectification and submitted the report as required under the 2021 Special Rectification Program and are pending the relevant authorities’ final responses.

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

Our key operating metrics, including, but not limited to, the numbers of daily and monthly active users of Weibo, average spending per advertiser and number of advertisement customers, are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continuously combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo.

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

In addition, we receive a high degree of media coverage in Chinese communities around the world. Negative coverage in the media of our company, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory activity, the actions of our users, the experience of our users, platform partners and advertisers with our products and services, alleged misconduct by our employees or business partners, unethical business practices, or rumors relating to our business, management and employees, our shareholders and affiliates, our competitors and peers, even if inaccurate, could threaten our reputation and the perception of our brands. We cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, users, customers and platform partners. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our Class A ordinary shares and/or ADSs may decline.

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

Misconduct, error and failure to follow laws, regulations and our corporate governance policies by our employees may adversely impact our brand image, reputation, business and results of operations, and we may be held liable for these inappropriate activities.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behavior, misuse of corporate authorization, or errors by our employees or their failure to perform their duties could subject us to legal liability and negative publicity. Our employees may conduct fraudulent activities to bypass our internal systems and to complete shadow transactions and/or transactions outside our official or authorized procedures. They may conduct activities in violation of law against unfair competition, which may expose us to unfair competition allegations and risks or conduct activities that may damage our reputation, corporate culture or internal working environment. We have experienced such incidents in the past and may continue to experience or be subject to incidents of similar nature in the future. We terminated employment with the involved employees for serious misconducts and recovered our losses from those employees in certain cases. While we have been strengthening our code of conduct and related internal policies, including updating our employees’ code of conduct and anti-bribery policy, we cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to prevent such misconduct. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. No impairment provision for goodwill and intangible assets was recorded in 2019, 2020 and 2021.

As of December 31, 2021, the total amount of our goodwill and intangible assets was US$297.3 million. A substantial portion of the goodwill and intangible assets arose from the acquisitions of the live streaming business of www.yizhibo.com, or Yizhibo, a live streaming platform in China, in 2018 from Yixia Tech Co., Ltd., or Yixia Tech, and Shanghai Jiamian Information Technology Co., Ltd., or JM Tech, in 2020, as well as the indirect acquisition of Shanghai Benqu Network Technology Co., Ltd., the developer of Wuta beauty camera app, in 2021. Therefore, we may have to reassess and even record impairment loss if the respective industry prospects deteriorate.

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

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our Class A ordinary shares and/or ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We have incurred and expect to continue to incur substantial stock-based compensation expenses.

We have adopted share incentive plans in August 2010 and March 2014. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2019, 2020 and, 2021, we recorded US$61.3 million, US$67.1 million and US$88.0 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

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

We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2019, 2020 and 2021, we recognized impairment charges of US$230.9 million, US$126.8 million and US$106.8 million, respectively, on the carrying value of our investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2021, our investments included US$771.5 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We recognized a net loss of US$13.4 million for the long-term investments in 2021 as a result of fair value changes. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.

In October 2017, we issued US$900 million principal amount of convertible senior notes due 2022, which we refer to as 2022 Notes in this annual report. The 2022 Notes bear an annual interest rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018, and will mature on November 15, 2022. In July 2019, we issued US$800 million in aggregate principal amount of senior notes due 2024, which we refer to as 2024 Notes in this annual report. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to maturity. In July 2020, we issued US$750 million in aggregate principal amount of senior notes due 2030, which we refer to as 2030 Notes in this annual report. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The 2030 Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity. We may not have sufficient funds to pay the interest or fulfill other obligations under these notes.

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

We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, infringement of trade secrets, defamation, and other violations of other parties’ rights. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in resolving commercial disputes, we, including but not limited to our PRC subsidiaries, VIEs, directors and officers, face a higher risk of being the subject of intellectual property infringement claims in and outside of China. Furthermore, from time to time we may introduce or acquire new products or services, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to and otherwise access games and applications (some of which are developed by third parties) as well as audio, video and other content either on our platform or from other websites through our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content. We have been and we may continue to receive notice from copyright holders and other parties alleging that user content, or certain of our products and services, infringe their intellectual property rights, and may be involved in legal actions arising from these allegations. Any such legal proceedings, whether or not successful, could harm our reputation. If a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. As a public company listed in the U.S., we and our directors and officers have also been, and may continue to be, involved in claims or lawsuits in the U.S. or other jurisdictions relating to alleged IP infringement or misappropriation. If any of these claims is successfully made against us, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform, or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

We anticipate that we will continue to be subject to legal, regulatory and/or administrative proceedings in the future incidental to our ordinary course of business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling or decision against us. In addition, we may decide to enter into settlements that may adversely affect our results of operations and financial condition.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2019, 2020 and 2021 However, we cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

Weibo wallet enables users to purchase different types of financial products and services, including micro-loan facilitation offered by our related party, insurance, funds and other financial services offered by Weibo’s business partners who are third-parties with relevant licenses. The Chinese laws and regulations on internet finance have been developing rapidly in recent years. To ensure the services provided on Weibo wallet remain in compliance with PRC laws and regulations on internet finance services, we have made relevant adjustments to the services available through Weibo wallet from time to time over the past several years.

For example, on March 28, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued a Notice on Strengthening the Rectification and Inspection of Asset Management Operations via Internet, which requires any entity that issues or sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. We have engaged third parties with relevant operating licenses to provide the services and products legally. After our adjustments, Weibo wallet now acts as a platform for, instead of an operator of, the financial products, including micro-loan facilitation offered by our related party, insurance, funds and other financial services offered by Weibo’s business partners who are third parties with relevant licenses. As advised by our PRC counsel, TransAsia Lawyers, such practice is in compliance with the current PRC laws and regulations.

On January 13, 2021, the General Office of the China Banking and Insurance Regulatory Commission and the General Office of the People’s Bank of China jointly issued a Circular on Regulating the Personal Deposit Business Conducted by Commercial Banks through the Internet, pursuant to which, commercial banks are not allowed to engage in the business of providing fixed deposits or time-demand optional deposits through non-self-operated online platforms. On February 19, 2021, the General Office of the China Banking and Insurance Regulatory Commission issued a Circular on Further Regulating the Internet Loan Business of Commercial Banks, pursuant to which local banks engaged in online loan business shall serve local customers and are not allowed to operate online loan business outside of their registered local administrative areas, subject to certain exemptions. As such, we ceased our internet deposit cooperation with commercial banks and delisted all internet deposit services.

On March 12, 2021, the People’s Bank of China issued the Announcement of the People’s Bank of China [2021] No.3, pursuant to which all loan products shall explicitly indicate their annualized loan interest rate, and we have included the requested information timely after the issuance of this announcement.

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

In early 2020, to contain the spread of COVID-19, the Chinese government had taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and suspension of operation factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date of this annual report. However, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China, and the Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders. In addition, the highly-transmissible variant of COVID-19 has caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. The COVID-19 pandemic has caused material negative impact to our total revenues, slower collection of accounts receivables and additional allowance for credit losses in the year of 2020, particularly in its first half. Although our advertising business has gradually recovered, if the impact of COVID-19, including subsequent outbreaks driven by new variants of COVID-19, is prolonged or worsens further, it may still disrupt our business, which may in turn adversely affect our revenue and financial conditions.

Our headquarters are located in Beijing, and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable disease has caused, and may cause again in the future, companies, including us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including upgrading our telecommuting system, monitoring our employees’ health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic.

There remain significant uncertainties surrounding COVID-19 and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19, and their impacts on our customers’ advertising budget and spending more broadly. The extent to which COVID-19, including subsequent outbreaks driven by new variants of COVID-19, impacts our financial position, results of operations and cash flows in the future therefore will depend on future developments, which are highly uncertain and cannot be predicted.

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

The Hong Kong Stock Exchange has granted us a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of the Listing. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the Listing. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company’s Listing (calculated cumulatively if more than one entity is spun-off).

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

Although we have entered into a series of agreements with SINA relating to our ongoing business partnership and service arrangements with SINA, we cannot assure you we will continue to receive the same level of support from SINA going forward. To the extent that SINA does not continue to provide us with such support, we will need to create our own support systems. We may encounter operational, administrative and strategic difficulties if we are to adjust to providing these support services on our own, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations.

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

SINA held 40.7% of our total issued and outstanding ordinary shares, representing 67.3% of our total voting power as of December 31, 2021. SINA has advised us that it does not anticipate disposing of its voting control in us in the near future. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

SINA’s voting control may cause transactions to occur that might not be beneficial to holders of Class A ordinary shares and/or ADSs and may prevent transactions that would be beneficial to you. For example, SINA’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our Class A ordinary shares and/or ADSs might otherwise receive a premium for your securities over the then current trading price. In addition, SINA is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the Class A ordinary shares and/or ADS holders and without providing for a purchase of the Class A ordinary shares held by investors and/or ADSs held by the ADS holders. If SINA is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of SINA, and may do so in a manner that could vary significantly from that of SINA.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued the Interpretation on the Application of the Foreign Investment Law of the PRC on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

If the PRC government finds that the agreements establishing the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company incorporated in the Cayman Islands and Weibo Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China principally through Weimeng, and its subsidiaries based on a series of contractual arrangements by and among Weibo Technology, Weimeng and its shareholders. We also operate certain investments in China through Weimeng Chuangke and its subsidiaries, based on a series of contractual arrangements by and among Weibo Technology, Weimeng Chuangke and its shareholders. As a result of these contractual arrangements, we exert control over Weimeng and Weimeng Chuangke and treat them as consolidated VIEs. Consequently, we consolidate their operating results in our financial statements under U.S. GAAP. Weimeng and Weimeng Chuangke hold certain assets that are important to our business operations, including the Internet Content License, the Online Culture Operating Permit and domain names held by Weimeng and our investments held by Weimeng Chuangke. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we maintained these contractual arrangements and their subsidiaries in China. Investors of our Class A ordinary shares and/or the ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of our VIEs.

In the opinion of our PRC counsel, TransAsia Lawyers, our current ownership structure, the ownership structure of our PRC subsidiaries and our VIEs, and the contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel.

Weibo Corporation, our VIEs and investors of our company face uncertainties about potential actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and our company as a group. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted, or, if adopted, what requirements would be made. In particular, the National People’s Congress approved the Foreign Investment Law and the PRC State Council approved the Implementation Rules of Foreign Investment Law in 2019. There are uncertainties as to how the Foreign Investment Law and its implementation rules would be further interpreted and implemented, and if it would represent a major change to the laws and regulations relating to the VIE structures. See “—Risks Relating to Doing Business in the People’s Republic of China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If we are found in violation of any PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of our VIEs, revoking our business licenses or the business licenses of our VIEs, requiring us to restructure our ownership structure or operations, and requiring us or our VIEs to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

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

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd, made an investment of RMB 10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we are not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. However, we believe Weibo Technology, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, our VIEs and their Individual Shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require any of our VIEs to adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing such VIE’s tax expenses without reducing the tax expenses of our PRC subsidiaries, subjecting such VIE to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiaries’ loss of its preferential tax treatment. Our results of operations may be adversely affected if any of our VIEs’ tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiaries, our VIEs and their respective subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

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

Risks Relating to Doing Business in China

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo, or Yizhibo.

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

Although we attempt to monitor the content posted by users on Weibo and Yizhibo, we are not able to effectively control or restrict content generated or placed on Weibo or Yizhibo by our users. In particular, with various features such as posts, comments and chat groups and the growing popularity of multi-media content, such as photos, videos and live streaming, and long-form articles, content monitoring has become much more complicated and challenging than text-based feeds.

To the extent that PRC regulatory authorities find any content displayed on Weibo or Yizhibo objectionable, they may require us to limit, prevent, or eliminate the dissemination of such information on our platform. The CAC launched the “Clear and Bright” campaign to rectify various areas of online misconduct in May 2021, in response to which, certain polices were issued and actions were launched. On June 15, 2021, the CAC launched the “Fan Group Chaos Rectification” special action, followed by issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to modify behaviors in the online fan groups for celebrities, specifically, various fans interactive features and functions, so as to curb attacks, stigmatization, fans community fiction and hostilities, and the spread of other harmful information. The Notice on Further Strengthening the Management of Chaos in Fan Groups requested, among other things, the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and to base rankings on professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spend money on supporting idols, or act as the organizer or manager of a fan group. We have taken measures specified in this notice to the extent applicable to our business, including removing the function of the “star power list” on our platform.

In August 2021, we started to conduct self-examinations and self-rectifications in response to the PRC regulatory authorities’ then regulatory focus on financial blogs. We have identified and rectified certain for-profit bloggers, including KOLs, with inappropriate nicknames, self-descriptions, marketing events, and publication of financial and economics related information. We have publicly disclosed the rectification results on our platform, and established a hotline for users to report any inappropriate events.

On October 26, 2021, the CAC issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requests internet platforms to, among others, monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal actions and to promptly report to the competent authorities in such event. Failure to comply with the requirements from PRC regulatory authorities on content regulation may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations.

We have received penalties for inappropriate or illegal content transmitted on our platform in the past, and we have cooperated with the relevant government authorities to take corrective measures in all cases. For example, in June 2020, CAC imposed a fine of RMB500,000 on us for failing to timely discover and remove user posts violating PRC laws and regulations from our platform, and required us to rectify and suspend the operation of Weibo hot search feature for one week. We were imposed with fines in the past for disseminating illegal content on our platform from the relevant regulatory authorities, which penalties may be publicized on the websites of the relevant regulatory authorities from time to time. We believe these past incidents, individually or in the aggregate, however did not have a material adverse effect on our business, financial condition or results of operations.

The restrictions on internet content under rules and regulations promulgated by PRC regulatory authorities may negatively impact the operation results of our live streaming business. Government standards and interpretations may change in a manner that could render our current monitoring and managing efforts insufficient. The PRC government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce inappropriate or illegal content and activities could subject us to negative press or regulatory challenges and sanctions, including imposition of fines, suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. If government actions or sanctions are brought against us, or if there are widespread rumors about any actual or potential government actions or sanctions against us, our reputation could be harmed, we may lose users and other customers, and our revenues and results of operation may be materially and adversely affected.

The Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to a five-year prison sentence on internet users who fabricate or knowingly share defamatory false information online. The implementation of this judicial interpretation may have a significant and adverse effect on the traffic of our platform and discourage the creation of user-generated content, which in turn may impact the results of our operations and ultimately the trading price of our Class A ordinary shares and/or ADSs.

Regulation and censorship of information disseminated over the internet in China may adversely affect our user experience and reduce users’ engagement and activities on our platform as well as adversely affect our ability to attract new users to our platform. Any and all of these adverse impacts may ultimately materially and adversely affect our business and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.

The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

Network operators in China are subject to numerous laws and regulations, and have the obligations to, among others, (i) establish internal security management systems that meet the requirements of the classified protection system for cybersecurity, (ii) implement technical measures to monitor and record network operation status and cybersecurity incidents, (iii) implement data security measures such as data classification, backups and encryption, and (iv) submit for cybersecurity review under certain circumstances.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which imposes more stringent requirements on operators of “critical information infrastructure,” especially in data storage and cross-border data transfer.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. As advised by our PRC counsel, TransAsia Lawyers, the exact scope of operators of “critical information infrastructure” under the Measures for Cybersecurity Review and current PRC regulatory regime remains unclear, and is subject to the decisions of the relevant PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As a major internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” or a network platform operator meeting the above criteria under PRC cybersecurity laws. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” thus currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth, copyright content and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore leading to adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The CAC has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. The Draft Measures for Internet Data Security, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the Draft Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

We are required to, but have not been able to, verify the identities of all of our users who post on Weibo or Yizhibo, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of the National People’s Congress, which came into effect on June 1, 2017, we are required to verify users’ real identities when they sign up. Further, both the Administrative Measures on Group Chat Service issued on September 7, 2017 and became effective on October 8, 2017, and the Administrative Measures on Internet User Public Account Information Service, which was issued on September 7, 2017 and became effective on October 8, 2017 and amended on January 22, 2021, require verification of any user’s identity. On August 1, 2018, the CAC and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live Streaming Services, or the Online Live Streaming Services Circular, which specifies that online live Streaming service providers are required to implement real name verification system for users.

We have made significant efforts to comply with the user verification requirements. However, for reasons including existing user behaviors, the nature of the social media product and online live streaming and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo or Yizhibo. We are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo or Yizhibo, a written warning, suspension or termination of Weibo or Yizhibo operations, fines, revocation of licenses or business license, or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on the trading price of our Class A ordinary shares and/or ADSs.

Regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.

Internet content regulation in China is continuously evolving, which can at times result in sustained periods of enhanced enforcement of content censorship, cyber security reviews, user privacy compliance, and internet financial services oversight. PRC regulators had in the past ordered the suspension or significant curtailment of several content apps and platforms, all in connection with content being shared or accessed by users.

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

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign companies or individuals in China are required to seek approval from the Office of the State for Cipher Code Administration, the Chinese encryption regulatory authority, for the use of commercial encryption products or equipment involving encryption technology. Companies operating in China are allowed to use only commercial cipher code products approved by this authority and are prohibited to use self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by this authority. Additional rules became effective in 2006 and amended in 2017 regulating many aspects of commercial cipher code products in detail, including development, production and sales.

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

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on our platform. In the fourth quarter of 2020, we acquired the majority equity shares of JM Tech, a company operating several online interactive entertainment apps in China including “Pocket Werewolves.” JM Tech provides “gold coin” as an online virtual currency for users to purchase items to be used in those apps. The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading service enterprise” and stipulates that a single enterprise may not operate both types of business.

Although we believe our operations are in compliance with the Notice on the Strengthening of Administration on Online Game Virtual Currency, as we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case we may be subject to fines or even required by the PRC regulators to change our practices related to Weibo Credit or “gold coin” in games operated by JM Tech, which consequently will have an adverse effect on our game-related revenues.

Adverse changes in China’s or global economic and political policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including the extent of the government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainties from the PRC government.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and between economic sectors, and the growth rate of the Chinese economy has gradually slowed since 2010, which trend may continue. Furthermore, China’s GDP growth turned negative in the first quarter of 2020. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.

We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares and/or ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the draft Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, for public comments, which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. Since the Draft Measures for Internet Data Security is in the process of being formulated and the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

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

Notice 78 requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System. Weibo has completed such registration, which is valid until September 25, 2022 and is subject to annual renewal. Notice 78 also sets forth requirements for certain live streaming businesses with respect to, among others, real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live streaming review personnel requirements, and content tagging requirements. We have implemented real-name registration system for all of our live streaming hosts and users. For more information on Notice 78, see “Item 4. Information on the Company—B. Business Overview —Regulation— Regulations on Online Live-streaming Services.”

Since some of the requirements in Notice 78 remain unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 on our business. Any further rulemaking under Notice 78 or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business, and may have an adverse impact on our business and results of operations.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. Theses draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures did not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financing and other financing activities. As for the filings for other listed companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also pointed out that, if compliant with relevant PRC laws and regulations, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, the Q&A did not specify what would qualify as a “compliant VIE structure” and what relevant PRC laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On December 28, 2018, the SAMR, issued the Notice on Anti-monopoly Enforcement Authorization, pursuant to which its province-level branches are authorized to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities. On March 12, 2021, the SAMR published several administrative penalty cases about concentration of business operators that violated PRC Anti-Monopoly Law in the internet sector. On April 13, 2021, we, together with 33 other major internet platforms in China, attended an administrative guidance meeting for Internet platform enterprises jointly convened by the CAC, the China Taxation Administration and the SAMR. In the meeting, we were instructed to conduct a self-inspection within one month to focus on rectifying possible violation of anti-monopoly laws, such as exclusivity arrangements known as “pick one out of two,” abuse of dominant market position, monopolistic agreements, and the illegal concentration of business operators, and to submit compliance commitments for public supervision. The rectification procedures generally include three steps: first, our company to conduct a self-examination and self-rectification and deliver a report to the relevant government authority for review; second, the government authority to provide comments on the report and guidance for our company to achieve compliance with the relevant PRC laws and regulations; and third, the government will make an inspection and confirm the rectification results. Weibo has initiated a self-inspection and rectification following the instructions received in this meeting, and submitted a report which is currently under the review of government authority. It is still uncertain how these requirements will be implemented and whether there will be further legislation and administration activities.

In August 2021, the SAMR issued two investigation notices to Weimeng Chuangke regarding share acquisitions by Weimeng Chuangke, namely, (i) acquisition of 68.8591% shares of Shanghai Jiamian Information Technology Co., Ltd. from its existing shareholders for the aggregate consideration of US$218.6 million, and (ii) acquisition of 36% shares of Jinhua Ruian Investment Management Co., Ltd., the holding entity of Shanghai Benqu Network Technology Co., Ltd., the developer of Wuta beauty camera app, from its existing shareholders for the aggregate consideration of US$41.7 million, in respect of potential illegal concentration of business operators under the Anti-Monopoly Law. Both acquisitions reached the threshold for a prior-filing under the Provisions of the State Council on the Threshold for the Reporting of Concentration of Business Operators but Weimeng Chuangke did not make the filing before the consummation of these transactions.

On November 16, 2021, the SAMR issued a decision of administrative penalty to Weimeng Chuangke with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s share acquisition of Jinhua Ruian Investment Management Co., Ltd. constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke timely paid the fine as required by such decision of administrative penalty.

On February 22, 2022, the SAMR issued a notification of administrative penalty to Weimeng Chuangke with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s share acquisition of Shanghai Jiamian Information Technology Co., Ltd. constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke will timely pay the fine after receiving the decision of administrative penalty.

On October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On December 24, 2021, nine authorities, including the NDRC, jointly issued the Opinions on Promoting the Healthy and Sustainable Development of Platform Economy, which provides that, among others, monopolistic agreements, abuse of dominant market position and illegal concentration of business operators in the field of platform economy will be strictly investigated and punished in accordance with the relevant laws.

The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities recently strengthening supervision and enforcement of the Anti- Monopoly Law against internet platforms. Given that we do not hold a dominant market position in the relevant markets and we have not entered into any monopolistic agreement, our PRC legal advisor, TransAsia Lawyers, is of the view that, except for our acquisitions that are under investigation for concentration of business operators, we are in compliance with the currently effective PRC anti-monopoly laws in all material aspects; however, if the PRC regulatory authorities identify any of our activities as monopolistic under the PRC Anti-Monopoly Law or the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or identify us holding a dominant market position or of abusing such dominant position, we may be subject to other investigations and administrative penalties, such as termination of monopolistic act and confiscation of illegal gains. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, it will be more difficult to complete the acquisition transaction. It will be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

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

Weimeng holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Game Operations and Cultural Products.” Companies engaging in internet broadcasting activities, such as the Yizhibo live streaming business we acquired in October 2018, must first obtain an audio/video program transmission license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a public notice stating that it had requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies. In 2018 and 2019, Beijing Integrated Law Enforcement on the Cultural Market issued three decisions on administrative penalties to Weimeng, each of which imposed a warning and a fine of RMB30,000 on Weimeng on the grounds that Weimeng carried on internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. We have cooperated with the relevant government authorities to take corrective measures, including, among other measures, immediate removal of relevant audio/video programming, warning or banning live streaming hosts, and improving our ability to identify and intercept illegal content. We have registered with the National Internet Audio-Visual Platforms Information Management System, through which our operations are supervised and guided by the National Radio and Television Administration and its local branches. This registration is valid until September 25, 2022 and is subject to annual renewal. However, there can be no assurance that there will not be any further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet News Dissemination.” In addition, we may be required to obtain an internet publishing permit due to the online game related services we provided and the contents generated by our users. Weimeng has been actively communicating with the relevant regulator for the application of an internet publishing permit. Weimeng may not be able to obtain such license due to inappropriate or illegal content generated by users. Before we obtain such licenses or any additional licenses required by new laws and regulations, we could be subject to liabilities and penalties for providing online publishing services without the relevant licenses, including removal of the relevant online publications, confiscation of illegal income, fines, and/or the closure of our relevant websites, which could lead to severe disruption to our business operation.

Foreign investment in online game operation is prohibited under PRC law. We currently provide our online game services through Weimeng, Weibo Interactive and Weimeng Chuangke’s subsidiaries. However, certain contracts relating to our online game services were entered into between our PRC subsidiaries, Weimeng and the game developers, under which our PRC subsidiaries, together with Weimeng, provides certain technical services through our website. Under these agreements, our PRC subsidiaries, foreign-invested enterprises, may be deemed to be providing value-added telecommunication services without the necessary licenses. If so, we may be subject to sanctions, including payment of delinquent taxes and fines, which may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

Furthermore, the operation of online games in China is highly regulated by the PRC government. The publication of a new online game or a significant upgrade of an existing online game requires approval from the National Press and Publication Administration, or the NPPA. There are uncertainties with respect to the interpretation and implementation of the laws and regulations governing online games. Although most of the games on our website have obtained approval from the NPPA, certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by NPPA in practice. For example, “Pocket Werewolves” operated by JM Tech may not be able to obtain the approval from NPPA as it is considered a social app instead of a game app. If any online game operated on our platform or by JM Tech fails to timely obtain necessary regulatory approval, the operator of the relevant game may be subject to various penalties and the operation of the relevant game could be suspended or discontinued, which could adversely affect our business. The Interim Measures for the Administration of Online Games that was issued by the Ministry of Culture, on June 3, 2010, and last amended on December 15, 2017, comprehensively regulated the activities related to online game business until July 10, 2019 when it was abolished by the Culture and Tourism of the PRC according to the Decision on Abolishing the Interim Measures for the Administration of Online Games and the Measures for the Administration of Tourism Development Planning. As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games.

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

If the game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to complete or obtain the necessary approvals of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming such games.

We may be adversely affected by PRC regulations to limit the method and manner that the internet companies may apply when using algorithms.

Recently, PRC government has taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, the CAC issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services on December 31, 2021, effective on March 1, 2022, which provides that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services. Our social interest graph recommendation engine, which leverages our database of users’ social interest graphs based on their engagement actions on our platform, allows us to push the content that the users may find more relevant and interesting. To comply with the Administrative Provisions on Algorithm Recommendation of Internet Information Services, we may need to further adjust our business and operations. For instance, algorithms recommendation service providers are required to publicly disclose the basic principles, purposes, intention, and operating mechanism of our algorithm-related products. In response to this requirement, we have publicly disclosed the operation mechanism for “Weibo hot search” and provided an option for our users to limit algorithm-driven recommendations for content and advertisements in certain ways. However, the impact on our business operations is still substantially uncertain since this rule is relatively new and uncertainties still exist in relation to its interpretation. The impact on our SIG recommendation engine still depends largely on the number of users who actually turn off our algorithm recommendation services. If such opt-out ratio turns out to be on the high end, the advertisement efficiency on our platform may ultimately be lowered and our business operations may be adversely affected.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiaries.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder loans or capital contributions. Any loans from us to our PRC subsidiaries, which is a foreign-invested enterprise, cannot exceed statutory limits based on the difference between the registered capital and the investment amount of such subsidiaries or 200% of its net assets, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to our PRC subsidiaries is subject to the requirement of necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offering and notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders beneficial owners fail to comply with relevant PRC foreign exchange rules.

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

The Enterprise Income Tax Law provides that an enterprise established outside China or established pursuant to foreign (regional) laws whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax on its global income. Under the Implementation Rules of the Enterprise Income Tax Law, “de facto management body” is defined as the organizational body which substantially and comprehensively manages and controls the production and operation, personnel, accounting and properties of an enterprise.

Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, issued by the State Administration of Taxation in 2009, a foreign enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management often reside within the PRC. Although the notice states that these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the State Administration of Taxation in determining the tax residence of foreign enterprises.

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

In addition, if we were to be classified as a PRC “resident enterprise” for PRC enterprise income tax purpose, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from the sale of our shares and ADSs may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares and ADSs. In addition to the uncertainty in how the “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident shareholders, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected.

Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

We are a holding company, and we rely principally on dividends and other distributions from our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, our PRC subsidiaries may allocate discretionary portion of their after-tax profits to staff welfare and bonus funds at their discretion. These reserves and funds are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt, the debt instruments may restrict its ability to pay dividends or make other payments to us. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

Distributions made by PRC companies to their offshore parents are generally subject to a 10% withholding tax under the Enterprise Income Tax Law. Pursuant to the Enterprise Income Tax Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate on dividends paid by our PRC subsidiaries to our Hong Kong subsidiary would generally be reduced to 5%, provided that our Hong Kong subsidiary is the beneficial owner of the PRC sourced income. Further, the State Taxation Administration promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.” Although our PRC subsidiary is wholly owned by our Hong Kong subsidiary, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiary to its parent company in Hong Kong if our Hong Kong subsidiary is not regarded as a “beneficial owner.”

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and the majority of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our cash needs are dependent on dividend payments from our subsidiaries in China after it receives payments from our VIEs under various services and other contractual arrangements. We may convert a portion of our RMB into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares and/or ADSs.

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

Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Its qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. Weibo Technology, a qualified software enterprise, enjoyed the relevant tax holiday from its first accumulative profitable year in 2015 and was subject to a reduced enterprise income tax rate of 12.5% from 2017 to 2019. Although Weibo Technology was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate as it has been five years since it first became profitable in 2015. Weibo Technology completed its filings as a “key software enterprise” with the tax authority in 2018, 2019 and 2020 for its status of 2017, 2018 and 2019, therefore is entitled to enjoy a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and we will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained, usually one year in arrears. On March 29, 2021, the NDRC, together with several other authorities, jointly published the Circular on the Requirements for the Formulation of the List of Integrated Circuit Enterprises or Project and Software Enterprises Enjoying Tax Preferences, which provides higher requirements on “key software enterprise” than before. Weibo Technology was not able to maintain its “key software enterprise” qualification for the year of 2020 due to the changes in the relevant policies, and may not qualify as a “key software enterprise” for the year of 2021.

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

Moreover, there are also news articles reporting that the PRC government may charge data tax in the future potentially by having tech giants that possess huge amount of personal data return portions of their revenues generated by transactions to owners of the data, which may in turn have an adverse effect on our business or financial conditions.

Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rule, replacing the earlier rules promulgated in March 2007 and January 2008. Under the Stock Option Rule, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

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

A number of PRC laws and regulations, including the M&A Rules, the Anti-Monopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, or the Security Review Rules, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex. These include requirements in some instances that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

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

However, as there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in our PRC subsidiaries. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries’ business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Failure to comply with PRC labor laws and make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to register with governmental authorities and participate in various government sponsored employee benefit plans, including certain social insurance and housing funds, and contribute to these plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government authorities from time to time at the locations where those employees are based. However, requirements relating to employee benefit plans have not been implemented consistently by local governments in China, given the different levels of economic development in different regions. We believe that we have made adequate social insurance and housing fund contributions for the majority of our employees, however, we cannot assure you that local governments will not have different views as to what constitutes strict compliance with the requirements for contributions to employee benefit plans. Our social insurance and housing fund contributions for a small number of our employees with performance-based salaries may not be adequate, as we could not foresee these employees’ performance and therefore their salaries accurately. We may be required to make up the contributions for these employee benefit plans as well as to pay late fees and fines.

Our significant deposits in certain banks in China may be at risk if these banks go bankrupt or otherwise do not have the liquidity to pay us during our deposit period.

As of December 31, 2021, we had US$2.5 billion in cash and cash equivalent, bank deposits and short term investments, such as time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the new Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares and ADS.

We conduct our business primarily through our PRC subsidiaries and our VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our Class A ordinary shares and ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors of our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors of our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from Nasdaq and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our listed securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Risks Relating to Our ADSs and Class A Ordinary Shares

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our global offering in Hong Kong in December 2021 and the trading of our Class A ordinary shares on the Hong Kong Stock Exchange commenced on December 8, 2021 under the stock code “9898.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and our memorandum and articles of association and we may incur of incremental compliance costs.

The trading prices for our listed securities have been and are likely to continue be, volatile, regardless of our operating performance, which could result in substantial losses to our investors.

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to in response to a variety of factors, many of which are beyond our control. For example, in 2021, the trading price of our ADSs ranged from US$27.30 to US$64.70 per ADS and the trading price of our Class A ordinary shares has ranged from HK$218.00 to HK$257.80 per share. The trading prices of our listed securities are likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the trading prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States. A number of Chinese companies have listed or are in the process of listing their securities on stock markets in Hong Kong and/or the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States in general and consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares and/or ADSs may be highly volatile for factors specific to our own operations, including (but not limited to) the following:

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

Substantial future sales or perceived potential sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline significantly.

Sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the trading price of our Class A ordinary shares and/or ADSs to decline significantly. All of our Class A ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Class A ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the U.S. Securities Act any applicable lock-up agreement, under trading plans adopted pursuant to Rule 10b5-1 or otherwise. Our controlling shareholders are not subject to the lock up requirements under the Hong Kong Listing Rules and SINA has entered into a lock-up undertaking pursuant to the Hong Kong underwriting agreement for 90 days which is shorter than the lock-up period under Rule 10.07 of the Hong Kong Listing Rules. Furthermore, our controlling shareholders may sell additional shares of us after the expiry of lock-up undertaking. We cannot predict what effect, if any, market sales of securities held by our controlling shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Shares and ADSs.

Divestiture in the future of our Class A ordinary shares and/or ADSs by shareholders, the announcement of any plan to divest our Class A ordinary shares and/or ADS, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our Class A ordinary shares and/or ADSs to decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume for our Class A ordinary shares and/or ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their trading price.

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Class A ordinary shares and/or ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three votes per share. All of the outstanding ordinary shares held by SINA as of the date of this annual report are Class B ordinary shares. All other ordinary shares that are outstanding as of the date of this annual report are Class A ordinary shares. We intend to maintain the dual-class voting structure in the future. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (a) any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not the Founder (as defined under our memorandum and articles of association) or a Founder’s Affiliate (as defined under our memorandum and articles of association); or (B) a change of control of any direct or indirect holder of any Class B ordinary shares, including, but not limited to, any person other than the Founder or a Founder’s affiliate gaining “Control” over any of the “SINA Parent Companies” (e.g. by entering into an agreement with the Founder to jointly control the SINA Parent Companies), and even if the Founder or a Founder’s Affiliate remains to have joint “Control” of the SINA Parent Companies Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time SINA and its affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter.

“Control” shall mean having (A) the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of, or (B) the power to exercise or control the exercise of 50% or more of the voting power (through power of attorney, voting proxies, shareholders’ agreements or otherwise) at the general meetings or other equivalent decision-making body of, such corporation, partnership or other entity. “SINA Parent Companies” shall mean the holding companies of Weibo Corporation, including New Wave MMXV Limited, Sina Group Holding Company Limited, SINA Corporation and any other intermediate holding company(ies) of Sina Corporation that may be established in the future.

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 40.7% of our total issued and outstanding ordinary shares and 67.3% of the voting power of our outstanding shares as of December 31, 2021. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Techniques employed by short sellers may drive down the trading price of our Class A ordinary shares and/or ADSs.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our Class A ordinary shares and/or ADSs could be greatly reduced or rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our listed securities. There is no guarantee that our listed securities will appreciate in value in the future or even maintain the price at which you purchased them. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our securities.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A ordinary shares and/or ADSs.

Under the Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and the jurisdiction of residence of the holders of our Class A ordinary share and/or ADSs that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC, unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our Class A ordinary shares and/or ADSs, or the gain realized from the transfer of our Class A ordinary shares and/or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our Class A ordinary shares and/or ADSs may be materially and adversely affected. Furthermore, the holders of our Class A ordinary shares and/or ADSs whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We may be classified as a passive foreign investment company under U.S. federal income tax law, which could result in adverse consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our Class A ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes and based on our income and assets and the value of our Class A ordinary shares and ADSs, we do not expect to be a PFIC for our taxable year ended December 31, 2021 and do not expect to be a PFIC for our current taxable year or for foreseeable future taxable years.

Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Fluctuations in the trading price of our Class A ordinary shares or ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the trading price of our Class A ordinary shares or ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization declines, we may be classified as a PFIC for the current taxable year or future taxable years. In addition, the overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing trading prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a court in Hong Kong.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and Hong Kong. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers or companies incorporated in Hong Kong.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and executive officers reside outside the United States or Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States or Hong Kong in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Holders of our ADSs may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not attend general meetings of our shareholders or cast any votes directly at such meetings. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares at any general meeting of our shareholders unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is 14 days. When a general meeting is convened, ADS holders may not receive sufficient advance notice to enable them to withdraw the Class A ordinary shares underlying their ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our third amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent ADS holders from withdrawing the shares underlying their ADSs and becoming the registered holder of such shares prior to the record date, so that ADS holders would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested.

If holders of ADSs do not give instructions to the depositary as to how to vote at shareholders’ meetings, except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying their ADSs, which could adversely affect their interests.

Under the deposit agreement for the ADSs, if holders of ADSs do not timely and properly give voting instructions to the depositary as to how to vote the shares underlying their ADSs at any particular shareholders’ meeting, the depositary will give us (or our nominee) a discretionary proxy to vote the Class A ordinary shares underlying their ADSs at the shareholders’ meeting unless:

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

The effect of this discretionary proxy is that if holders of ADSs do not timely and properly give voting instructions to the depositary as to how to vote the Class A shares underlying their ADSs at any particular shareholders’ meeting, they cannot prevent the Class A ordinary shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

We issued US$900 million principal amount of convertible senior notes due 2022 in October 2017. The conversion of some or all of these notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the Class A ordinary shares or ADSs issuable upon such conversion could adversely affect prevailing trading prices of our ADSs and Class A ordinary shares. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the trading prices of our Class A ordinary shares and ADSs. The prices of our Class A ordinary shares and ADSs could be affected by possible sales of our Class A ordinary shares and ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our Class A ordinary shares and ADSs.

Our ADS holders may be subject to limitations on transfer of their ADSs.

In certain cases, our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company.

We will incur additional costs as a result of the listing on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We have been and we may again be involved in lawsuits in the United States in the future. For example, we and certain of our current and former directors and officers were named as defendants in a putative securities class action filed in the United States District Court for the District of New Jersey: Andrew Goldsmith v. Weibo Corporation. et al., Civil Action No. 17-4728 (SRC). The consolidated class action complaint, which was filed in November 2017, alleges that our company’s public filings contained material misstatements and omissions in violation of the federal securities laws. On June 6, 2018, the court granted our motion to dismiss the class action complaint, ending the case. Separately, on March 15, 2021, plaintiffs GeoSolutions B.V. and GeoSolutions Holdings N.V. filed a complaint in the California Superior Court, Santa Clara County, naming as defendants, among others, the Company, the Chairman of our Board of Directors, our Chief Executive Officer, and our parent company Sina Corporation.  The complaint alleges unlawful use of Plaintiffs’ location-based services technology by the defendants and a series of other claims. The Company, together with other served defendants, have removed the case from state court to the United States District Court for the Northern District of California. See GeoSolutions B.V. et al v. Sina.Com Online et al (5:21-cv-08019-EJD). On December 20, 2021, the Company and certain other Non-U.S. defendants filed a motion to dismiss the complaint for lack of personal jurisdiction in the federal court. These motions have yet to be ruled on, and the action remains in its preliminary stages. We believe this action is without merit and we are defending it vigorously. We cannot predict the outcome of the action, and we are currently unable to estimate the potential loss, if any, associated with the resolution of this action. Lawsuits such as the above could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, Mr. Charles Chao, our chairman of the board of directors, was named as a defendant in ongoing putative securities class action lawsuits filed in the U.S. against another U.S. listed company in connection with a management buyout, which concern Mr. Chao in his capacity as a director of this public company and as an officer of a buyer group member. The court dismissed plaintiffs’ amended complaint on September 29, 2021. On February 8, 2022, the court entered judgment on its decision, ending the case in the district court. On February 23, 2022, the plaintiffs filed a notice of appeal. Briefing schedule for the appeal before the Court of Appeals for the Second Circuit has yet to be set. The existence of the litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the trading price of our Class A ordinary shares and/or ADSs.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

We are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical trading prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on the Nasdaq may be adversely affected.

The time required for the exchange between our Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

Item 4.  Information on the Company

A.	History and Development of the Company

SINA, our parent, launched Weibo in August 2009, originally as a microblogging service provider. In 2010, SINA incorporated a subsidiary, T.CN Corporation, in the Cayman Islands to hold the assets associated with the Weibo business. In 2011, Weibo was upgraded with social networking features and improved open platform architecture to support internally developed and third-party developer applications on our platform. In 2012, T.CN Corporation was renamed Weibo Corporation. In April 2013, Alibaba Group invested US$585.8 million through its wholly owned subsidiary, Ali WB, in our ordinary and preferred shares representing approximately 18% of Weibo Corporation’s then total outstanding shares on a fully diluted basis.

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

We are a holding company, and we conduct our business in China mainly through Weibo Technology and our consolidated VIEs, namely Weimeng and Weimeng Chuangke. See “Item 4. Information on the Company — C. Organizational Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Our VIEs hold certain assets including an Internet Content Provision License held by Weimeng, and other permits that are necessary for operating our business in China. In 2010, we gained control and became the primary beneficiary of Weimeng through a series of contractual arrangements between Weibo Technology, Weimeng and Weimeng’s shareholders. Weimeng Chuangke primarily engages in strategic investments in companies whose businesses are complementary to ours, which generally include high-tech companies operating in different internet-related businesses. In 2014, we gained control and became the primary beneficiary of Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, through a series of contractual arrangements between Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders. We refer to Weimeng and Weimeng Chuangke, collectively, as our VIEs in this annual report.

In December 2013, Weimeng acquired from SINA the entire equity interest in Beijing Weibo Interactive Internet Technology Co., Ltd., or Weibo Interactive, a PRC company engaged in the online game business, for a consideration of US$10.1 million.

In June 2015, we acquired from SINA the majority equity interest in Weibo Funds, which engage in the investment of start-up high-tech companies, for a consideration of US$22.0 million.

In October 2017, we issued US$900 million principal amount of convertible senior notes due 2022 (the “2022 Notes”). The 2022 Notes bear an annual interest rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. Holders of the 2022 Notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on November 11, 2022. The 2022 Notes will mature on November 15, 2022. The 2022 Notes will be convertible into our ADSs, at the option of the holders, based on an initial conversion rate of 7.5038 ADSs per US$1,000 principal amount of notes.

In July 2019, we issued US$800 million principal amount of senior notes due 2024 (the “2024 Notes”). The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to the maturity.

In July 2020, we issued US$750 million in aggregate principal amount of senior notes due 2030 (the “2030 Notes”). The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The 2030 Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

On December 8, 2021, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9898” through a global offering of Class A ordinary shares. We and SINA offered in aggregate of 12,453,620 Class A ordinary shares in the global offering (including the exercise of over-allotment option). We sold 5,500,000 Class A ordinary shares and raised approximately US$178.4 million in net proceeds from the global offering, after deducting estimated underwriting fees and other offering expenses. SINA sold 6,953,620 Class A ordinary shares converted from the same number of Class B ordinary shares, including 1,453,620 Class A ordinary shares pursuant to exercise of the over-allotment option by the joint representatives of the international underwriters to purchase additional Class A ordinary shares. We received no proceeds from the sale of ordinary shares by SINA.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.weibo.com.

B.	Business Overview

Weibo is a leading social media platform in China for people to create, discover and distribute content. By providing a simple and inspirational way for people and organizations in China and the global Chinese communities to publicly express themselves in real time, interact with others on a platform with vast scale and stay connected with the world, Weibo has had a profound social impact in China. Launched in 2009, Weibo has been committed to enabling faster, easier, and richer connection among people and has become an integral part of many of Weibo users’ daily lives.

Leveraging the early-mover advantage and the accumulated know-hows and insights in the social media industry, Weibo has amassed a large user base in China and in Chinese communities in more than 190 countries around the world. We had 573 million MAUs and 249 million average DAUs in December 2021.

Weibo has transformed the way people express themselves and interact with others in the public internet space. Any user can create and post a feed and attach multimedia or long-form content. User relationships on Weibo may be asymmetric, and any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric, and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo serves a wide range of users including ordinary people, celebrities, key opinion leaders (“KOLs”), and other public figures or influencers, as well as media outlets, businesses, government agencies, charities, and other organizations, making it a microcosm of Chinese society. As a leading social media, Weibo allows people in China and the global Chinese communities to be heard publicly and exposed to the rich ideas, cultures, and experiences in a broader world.

Weibo offers comprehensive content formats as a social media platform. Weibo users can create, discover, consume and share various formats of content, including text, photo, video, live streaming, and audio on Weibo platform. By aggregating various media formats, Weibo platform allows content creators to have more diverse choices to create content in their most desirable ways, so that more enriched content could be generated and distributed across the platform. Weibo is also well positioned to capture the market trends in media formats transformation. To capitalize on the trend of video, Weibo has launched a series of innovative initiatives to improve its video product offerings and to empower and attract more video content creators to its platform.

To support the diverse content offerings, Weibo also has comprehensive coverage of content categories and content creators. The diversified content offerings on Weibo platform cater to the evolving and broad interests of Weibo users and cultivate a more vibrant ecosystem on Weibo platform.

Our Revenue Model

We began monetization on our platform in 2012, and have since experienced solid revenue growth and margin expansion. Our revenues slightly decreased from US$1,766.9 million in 2019 to US$1,689.9 million in 2020 mainly due to the negative impact and uncertainties brought by the COVID-19 pandemic. Our revenue’s year-on-year growth rate has been recovering as the COVID-19 pandemic was gradually contained in China in later 2020 and the advertising demand recovered accordingly. Our revenues bounced back accordingly and increased to US$2,257.1 million in 2021.

We generate revenues primarily from customers who purchase advertising and marketing services and, to a lesser extent, from fee-based revenues, such as VIP membership. Revenues generated from advertising and marketing services accounted for 88% of our total revenues in both 2020 and 2021. We had income from operations of US$597.6 million in 2019, US$506.8 million in 2020 and US$697.4 million in 2021. Our operating margin, being the ratio of income from operations to total revenues, reached 30% in 2020 and 31% in 2021.

Products and Services

Our product categories include those for users, advertising and marketing customers and platform partners.

Products for Users

Our product development approach is centered on building simple and useful tools to enable our users to access Weibo to discover, create, and distribute content and interact with others on our platform in real time. We employ a “mobile first” philosophy and have designed our platform around the capabilities of mobile devices. We introduced the first generation of the Weibo mobile app in the first quarter of 2010. Our app is compatible with all major mobile operating systems, including Android, iOS and others, and is accessible through mobile apps, mobile websites, computer apps and computer websites. Users can watch videos, read articles, discover hot information feeds and interest-based topics after installing the Weibo app or when visiting Weibo websites. Users registered with a Weibo account can set up their account information, post feeds, upload short videos and post articles. Users can also interact among themselves on our platform by following, liking, reposting, adding comments, sending private messages, and participating in topic discussions and group chats. In addition, we officially launched Oasis, an interest-based social community product for users to share lifestyle related content in the form of photos and short videos, in the fourth quarter of 2019.

Starting from a social media platform primarily focusing on text and photo, Weibo has been rolling out new formats, such as video and live streaming, to meet users’ evolving demands. With its continuous efforts in capitalizing on new content formats, Weibo now offers a wide array of content format, content categories and content creators among social platforms in China. Weibo plans to attract more users by further diversifying and enhancing its content offerings, such as promoting the video account program and accelerating the videolization for Weibo’s content creators.

Weibo serves a wide range of users including ordinary people, celebrities, KOLs, and other public figures or influencers, as well as media outlets, businesses, government agencies, charities, and other organizations. Weibo has collaborated with industry leading multi-channel networks (MCNs) to provide high-quality content that spans across various content verticals.

Discovery. We offer the following products to help users discover content on our platform:

●	Information Feed. We organize and present users with information feed in different forms. Among all our offerings, the two most important and most frequently browsed feeds are relationship-based information feed (follow model) and interest-based information feed, both of which reside on users’ home page.

Each user’s relationship-based information feed displays a flow of feeds posted by that user and other users who he or she has opted to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize who they follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. To improve user experience, the relationship-based information feed has evolved from a chronological timeline to one with multiple dimensions, including content relevancy, content quality, user interest, user engagement, user relationships, etc. Users can also customize their information feed by classifying followed accounts into different groups, e.g. friends, co-workers, celebrities, finance, sports and view feeds from each group separately.

Interest-based information feeds are timelines of feeds recommended by Weibo based on different interest-based themes. The hot information feed is an example of an interested-based information feed that we present on users’ homepages to recommend feeds on recent popular topics, breaking news and feeds generated through user’s individual interest. We also organize other interest-based information feeds on various themes for users to further explore the topics in which they are interested. For example, the video information feed, which is a timeline of recommended videos that appears after a user finishes watching a short video; and the profile information feed, which can be found on a user’s individual page and shows all of the feeds shared by that user.

●	Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, pictures, etc. based on keywords (hashtag), topics or recent popular trending. Through our powerful search function, users can efficiently acquire the most relevant information they seek in real time.
●	Discovery Zone. The discovery zone is the interface aggregating Search, Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie reviews, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interests in the discovery zone.
●	Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel. Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can watch live streaming content and movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo’s location-based services, users can locate popular points of interest, find information about them such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users.
●	Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion. Weibo hot search is our hot topic ranking chart which is calculated based on data mining of real-time search data on the Weibo platform, presenting to users the most breaking, real-time and trendy content. It is currently the go-to platform for hot trend discovery, consumption and discussion.
●	Video Community. The video community is the interface aggregating and recommending video content from different verticals for users to conveniently access and consume. Users can also interact with video content creators and other platform users within the community. Video content offerings are distributed through relationship-based feed and interest-based feed as well.

Self-Expression. We offer the following products to enable our users to express themselves on our platform:

●	Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A post is usually composed of text, and can include rich, descriptive and vivid content such as photos, short videos, live streaming and long-form articles.
●	Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo VIP membership, which can be purchased mainly through monthly, quarterly, or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their

Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. We enable organizations to customize their Pages and to increase brand awareness, interact with followers, and perform marketing events, promotion activities, and advertisement campaigns on Weibo. We also enable businesses and other organizations to increase their business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.
●	Videos. Users can continuously create, share and discover full-screen vertical and horizontal short videos. Videos allow users to more easily create and consume content, and have gained popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.
●	Top Articles. Top Articles satisfies users’ need for content creation and presentation. Users can create beautifully presented content through Top Articles, and then publish their content through Weibo, which will display the content through information feed.
●	Weibo Q&A. Weibo Q&A is our question-and-answer platform where users can engage in free Q&A as well as paid Q&A. The creation and interaction of user-generated content strengthens user engagement on Weibo.
●	Weibo Live Streaming. Weibo Live Streaming includes showcase live streaming and media live streaming that satisfies the broadcasting demand of both individual users and business or organization users.

Social. We offer the following mechanisms to promote social interaction between users on our platform:

●	Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s followers. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.
●	Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.
●	Topic Discussion. By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.
●	Super Topic. Super Topic is a community product to aggregate content around an influencer or a particular interest for users to follow. Users can join a Super Topic to access curated content, interact with users who share similar interests and participate in topic discussion.
●	@Mention. Users can involve others into a particular feed and engage with them through @Mention these other users in the feeds. Meanwhile, users can easily participate in topics under which they are mentioned by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users.

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

The prices of our advertising and marketing solutions depend upon various factors, including the format, display location, and duration of the advertisements. We generally enter into agreements with standard terms and conditions with advertisers and advertising agencies. From time to time, we may provide sales rebates to advertising agencies.

Social Display Advertisements. Social display advertisements appear on the app’s opening page, the Discovery Zone banner and the website home page banner. When users click on a display advertisement, they may be redirected to the advertiser’s Weibo Page or a product page on other platforms for further engagement or conversion. Social display advertisements mainly serve key account customers.

Promoted Marketing. Leveraging our large and engaged user base, and celebrities and KOLs’ influence on Weibo platform, our customers are enabled to amplify their visibility and the reach of their original marketing campaign, and thus achieve earned media on our platform. Our promoted marketing offerings include the following:

●	Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the advertisement to the users. Super FST is an advertising platform specifically for our promoted feeds advertising products under a real time bidding system. By leveraging Weibo’s data insights, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increasing app installation rates and collecting sales leads. Customer can place information feeds advertisements either through our authorized distributor, or directly by themselves on Super FST. Super FST provides various advertising formats, such as multi-image post, image-text, video and matrix advertisements. Some of our differentiated promoted feeds advertising offerings include:
●	Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers or the audience that the customer would like to target, enabling customers to leverage celebrities and KOLs’ rising influence on our platform.
●	Weibo Express is a promoted service mainly offered to key accounts or customers with brand awareness purpose to reach and engage with a broad range of Weibo users; and
●	Promoted Trends and Search. Promoted trends and search products appear alongside user’s organic trends discovery and search behaviors, based on keywords, topics and trends. Promoted trends, which are labeled as “promoted,” appear among the list of trending topics, and can be virally distributed to reach broader audience on the platform. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page. Promoted searches usually appear as the default keyword or topic in the search bar when triggered by users’ search behaviors of certain sponsored keyword or topic.

Products for Platform Partners

We seek to provide our platform partners with abundant tools and services, which improves Weibo’s content ecosystem with more diverse and high quality content, increases user engagement, enhances user experience, expands user scale and strengthens platform influence. Our platform partners include traditional and online media outlets, copyright content providers, KOLs, MCNs and other self-media, as well as app developers and data suppliers. We offer different products tailored to different types of platform partners, including:

Products for copyright content providers. We work with TV channels, online video websites and operators with copyright content through traffic resource exchange and content traffic sharing. Such cooperation enriches Weibo’s content ecosystem with diversified video content and strengthens Weibo’s brands influence, while at the same time enhancing partners’ user scales, and their brands influence.

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

Products for KOLs, MCNs and other self-media. Self-media refers to organization partners with the ability to manage and provide services to top content creators on Weibo, such as MCNs, unions and e-commerce partners. These top content creators produce various types of content on Weibo in the form of video, live stream, images and text. We provide self-media with standardized products and services to help them build up and monetize social assets, which in return enables them to produce more content and attracts more self-medias to our platform. Our products and services to them include:

●	Back-end management. We provide standardized and specialized back-end management allowing KOLs and self-media to monitor their traffic performance and manage their accounts in a scalable manner. Our back-end management services include, among others, management of accounts, data, resources and growth.
●	Traffic supports. We provide traffic distribution supports such as account recommendation, content recommendation and access to certain exclusive functions.
●	Product services. We provide self-media with product solutions for better displaying and promotion of its account and content through various channels, including information feeds, video feeds and users’ home pages.

Products for other app developers. Under user consent, our open application platform allows users to log into third-party applications with their Weibo account, which enables sharing of third-party content on our platform. User privacy is strictly protected during the authorization to third-party applications, which only have access to users’ basic public information. This product helps mobile app developers to acquire users while helps Weibo to acquire shared content from other apps and platforms.

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

Competition

We provide online social media services for users in China and the global Chinese communities. The social media industry is highly competitive and rapidly changing due to the quickly evolving market demand and user preferences. As a result, we face significant competition for user traffic, user engagement and advertising and marketing spending from a wide array of existing and potential competitors who may launch new websites, apps, platforms or services at a relatively low cost. Many companies offer various content and services that compete with our offerings. With the growth rate of the overall size of the internet community slowing down, the industry is evolving rapidly while witnessing rising competition for traffic and user time.

We are a media platform in nature, and major Chinese internet companies, such as Tencent and Bytedance, that provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a social media platform featuring social networking services and providing a rich variety of multimedia contents, we are subject to intense competition from providers of similar services, such as social networking platforms and multimedia content platforms with social features. We are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Bytedance, Baidu, NetEase, Sohu and Phoenix News Media; (iii) multimedia apps (photo, video and live streaming, etc.), such as Douyin/TikTok, Kuaishou, Bilibili, iQiyi, Tencent Video, Youku, Xigua Video, Red (Xiaohongshu), Momo and JOYY. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

For value-added services, we offer membership services, live streaming tools, game services and social commerce solutions to users that enable them to conduct related activities on our platform. Consequently, our value-added service offerings compete with platforms which provide similar services to users. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browsers and navigation pages.

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against online and mobile businesses that offer such services, including but not limited to online media platforms, social media and social networking platforms and multimedia content platforms. We also compete with internet companies that offer online-to-offline, purchase solutions and other performance-based advertising services and digital media tailored to vertical industries, such as automobile, IT and travel. We also compete against traditional media outlets, such as television, radio and print, for advertising and marketing spending.

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

Technology, Research and Development

Built on our proprietary technology, including machine learning and cloud computing, we have developed a leading social media platform to satisfy users’ customized content consumption need. We devote substantial research and development resources in the areas of artificial intelligence, cloud computing, big-data analytics, as well as live streaming related areas.

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

Artificial Intelligence. We have in-house designed a SIG recommendation engine. We have developed a comprehensive database of our users’ social interest graphs based on user actions such as Post, Repost, Comment, Like and Follow, and social relationships. Our SIG recommendation engine employs multiple algorithms, making it capable of realizing hyperscale online training, allowing us and our customers to push content to Weibo users that they are more likely to find interesting and relevant. We continually refine our recommendation engine to improve the relevance of information we push to users to increase user stickiness. In addition, we believe that advertisements can gain greater relevance from social context and become part of the user experience rather than an interruption of it.

Cloud Computing. Our hybrid cloud platform can spot hot topics within seconds, automatically and speedily expand our cloud servers within minutes, and support millions of user visits occurring every second. Our proprietary model optimizes and facilitates efficient data storage by dividing data into different levels. This distributed storage model allows us to efficiently manage huge amount of data while storing data on ordinary servers that are easily scalable. Our geographically distributed architecture enables fast access for users across the country. Weibo, as the main distribution platform for China’s major hot topics, has been providing users with stable and smooth visiting experiences, even when its peak user access traffic was constantly refreshed by itself from time to time upon hot topics on its platform.

Video Platform. Our video platform supports media content in multiple formats. We have upgraded our video encoder, making it possible to provide quality visual effects even when end users’ bandwidths are limited. We invented a video orchestration engine, which has significantly increased the efficiency to process videos and the speed for users to upload videos. We utilize machine learning technologies to semantically understand videos uploaded to our platform, whereby we extract texts, basic features from videos to generate content labels, interest-based themes and video fingerprint information. We use this information to accelerate content review of the videos and distribution of the videos on our platform.

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

Environmental, Social and Governance

Weibo is committed to living up to its social responsibilities and to facilitate meaningful public affairs dialogue. Media outlets use Weibo as a source of information and a distribution channel for their headline news. Government agencies and officials use Weibo as an important official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to boost their social influence. For example, when the COVID-19 pandemic unfolded across China in 2020, Weibo released a series of measures to promote public conversations and to help people find reliable and useful information. In addition, we launched Weibo Charity as early as 2012 to allow users to initiate charity projects by posting messages on our platform. Charity organizations and individuals with verified accounts can raise funds and recruit volunteers for public services on Weibo Charity. We also work with the celebrities and KOLs on our platform to raise awareness of charitable causes.

We commit to actively embracing different identities and individuals and to promote the value of an inclusive and diverse culture with gender equality, which we believe attracts the best talent. We adopted gender equality policy in making decisions over recruitment, training, promotion, salary, benefits and other human resources management activities. Adhering to our equal employment and development principle, our human resources decisions shall be based on each employee’s work performance, motivation, quality and specialty, regardless of gender, and in compliance with relevant rules and regulations. We continuously analyze and monitor organizational and diversity issues, including the gender and diversity composition of human resources at various levels. Women hold various leader roles in our company, including Ms. Hong Du, our director, and Ms. Fei Cao, our chief financial officer. We will continue to work towards enhancing the gender diversity of our board of directors, including, within three years after the listing on the Hong Kong Stock Exchange, identify and recommend at least one female candidate to our board of directors for its consideration on appointment of a director, with the goal to achieve a higher percentage of female board representatives, subject to our directors (i) being satisfied with the competence and experience of the relevant candidates after a holistic review process based on reasonable criteria; and (ii) fulfilling their fiduciary duties to act in the best interest of our company and the shareholders as a whole when deliberating on the appointment. We target to maintain a culture of inclusion and diversity through activities such as providing trainings over gender and inclusion, prevention of sexual harassment, and protection from sexual exploitation and abuse.

We are committed to carbon mitigation measures and will continue to explore ways to further improve energy efficiency. We ask our employees to be mindful of the environment when consuming office supplies. Furthermore, some of the content offered on Weibo platform is dedicated to the environmental protection topics. Leveraging the various forms of content and tools we offer to content creators, environmentalists are well equipped to create and share content on Weibo platform centered on environmental issues, which raises environmental protection awareness among the viewers. Our business is generally subject to relevant PRC national and local environmental laws and regulations. However, our operations do not produce or discharge any industrial waste which is hazardous to the environment. As confirmed by our PRC counsel, TransAsia Lawyers, we are not required to obtain any approvals or certificates that are applicable to environmental laws and regulations in the PRC.

We have formulated and implemented various workplace safety policies and procedures to ensure that our employees have a safe working environment.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2021, we have registered 221 patents and applied for an additional 218 patents with the PRC State Intellectual Property Office. As of December 31, 2021, we have registered 366 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “” “” and “” trademarks.

We have implemented procedures to reduce the likelihood that content published on Weibo might be used without proper licenses or third-party consents. For example, we request users to agree to the terms and conditions set forth in the user agreement of our platform, including agreeing not to infringe the intellectual property rights of others. We leverage our technology to monitor and protect original content on our platform. For example, we have launched a self-protection function for video content creators, and the fingerprint trails of their videos will be extracted and saved in our system. Our system will compare against the fingerprint trails extracted from the newly uploaded video by third parties, then send to our screening team for second-level manual review. We will replace the infringing content with the link to the original content. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce or defend our intellectual property rights, which could result in substantial costs and diversion of our resources.

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

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.” and “Risk Factors—Risks Relating to Our Business—We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.”

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

CAC released the Provisions on the Administration of Microblog Information Services, or the Microblogs Provisions, on February 2, 2018, which came into effect on March 20, 2018. The Provisions for Microblogs provide the principal responsibilities of the microblog service providers, including, among other matters, authentication of true identity information; tiered and categorized management; rumor-dispelling mechanisms; industry self-discipline; social supervision; and administrative management. The Microblogs Provisions further require microblog service providers to establish complete and comprehensive systems for registering users; verifying published information; managing posts, comments, and emergency responses; and providing education and training for practitioners; as well as implement a “chief editor system.” Additionally, the Microblogs Provisions require microblog service providers to set up sound rumor-dispelling mechanisms, whereby it shall take the initiative to refute rumors when it finds that any microblog service user publishes or spreads any rumor or untruthful information. Furthermore, if new technology is adopted or if any update is made to add an application or function which enable discussion of news or social mobilization capabilities, it shall be reported to the local CAC office of the relevant province, autonomous region or municipality directly under the State Council for security assessment.

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

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAMR, formerly the State Administration for Industry and Commerce. Since 2005, the State Administration for Industry and Commerce has exempted most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) that engage in advertising business from the requirement of holding an operating license for advertising in addition to a relevant business license. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

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

On April 24, 2015, the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, effective on September 1, 2015 and amended on October 26, 2018 and April 29, 2021. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

On July 4, 2016, the State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising, or the Interim Measures, which became effective on September 1, 2016. The Interim Measures clarify that “Internet Advertisements” means commercial advertisements that promote commodities or services directly or indirectly via Internet media such as websites, webpages and Internet application programs in the form of texts, pictures, audio, video or other forms. The Interim Measures also impose a number of new requirements on Internet advertisers. For example, the Interim Measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, consistent with the Advertising Law, the Interim Measures require that advertisements published on Internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “Close” button to ensure “one click to close.” The measures also prohibit unfair competition in internet advertisement publishing, including (i) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; and (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization. Violation of these regulations may result in fine of up to RMB30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

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

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2001 and revised in 2009 and 2017, set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information service operator providing value-added telecommunication services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, effective from January 1, 2020. They replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and the Implementation Regulations reference a negative industry list for foreign investment’s access into various PRC domestic industries. This negative list has been updated from time to time by the State Council and sets forth industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021) effective on January 1, 2022, or the Negative List, the ultimate foreign equity ownership of a value-added telecommunications service (other than e-commerce, domestic multi-party communications, storage-forwarding and call centers) provider in the PRC may not exceed 50%.

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

If, despite these precautions, the PRC government determines that we do not comply with applicable laws and regulations, it can revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our platform, require us to restructure our operations, including possibly the establishment or restructuring of a foreign-invested telecommunications enterprise, re-application for the necessary licenses, or relocation of our businesses, staff and assets, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements establishing the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On October 26, 2021, the CAC issued draft Administrative Provisions on the Account Names of Internet Users, revising the Account Names Provisions. This draft provides that when registering an internet account, the user shall execute an agreement with the Internet user account services platform, provide authentic identity information, and obey the rules of the platform. Internet user account service platforms shall establish, improve and strictly implement, among others, account name information management system, information content security system, and personal information protection system. Internet user account service platforms should also establish protocols to ensure authenticity of account and user identity information. When an Internet user account is in violation of the provisions of this draft, the Internet user account service platform shall suspend the service and inform the user to correct the issue within a limited time frame; and if the user refuses to correct it, the account shall be closed.

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

On September 7, 2017, the CAC promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, as amended on January 22, 2021 and became effective on February 22, 2021. Pursuant to the amended provisions, official accounts, or public accounts on certain social media, refer to subscription accounts created and run by users of internet platforms to distribute information to the public. These platforms are required to establish and improve a management system for user registration, information content security, content ecology, data security, personal information protection, intellectual property protection and credit assessment, and a monitoring and evaluation mechanism for public accounts, to prevent fraud such as false account subscriptions and interaction counts. Platforms shall also establish and disclose management rules and platform codes with respect to information content production and public account operation, both of which shall be filed with the local cyberspace administrator. The amended provisions also require platforms to verify the consistency of user information on the platform with the user’s real identity and prohibit the operators of public accounts from illegally transferring those accounts to others. Furthermore, platform shall establish and improve mechanisms to deal with online rumors and other false information. When cooperating with an account operator, platforms shall regulate and manage business acts such as e-commerce sales, advertisement publishing, user reward, etc. In addition, platform operators are obligated to prevent false advertisements and commercial fraud from occurring on their platforms.

On December 15, 2019, the CAC promulgated the Regulations on the Ecological Governance of Network Information Content, effective from March 1, 2020, which specify the content scopes that are encouraged, prohibited or prevented from producing, re-

producing and publishing. The network information content producers should take measures to prevent and resist the production of content that, among others, uses exaggerated titles that are inconsistent with the content, may incite racism or discrimination against geographic region, and propagates gossip and scandals. The network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism of the network information, improve system for user registration, account management, information publishing review, emergency response, and etc. The network information content service users, network information content producers and network information content service platforms should not, through manual or technical means, carry out acts, such as traffic falsification, traffic hijacking, false registration of account IDs, illegal trading of account IDs, or manipulation of user account IDs, that destroy network ecology.

The CAC launched a “Fan Group Chaos Rectification” special action on June 15, 2021, followed by the issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to rectify chaos in online fan groups for celebrities, specifically, in various fans interactive features and functions to curb attacks, stigmatization, fans community fiction and hostilities and the spread of other harmful information. This notice requested, among other things, the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spending money on supporting idols, or act as the organizer or manager of a fan group.

On October 26, 2021, the CAC issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requests internet platforms to, among others, monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal actions and to promptly report to the competent authorities in such event.

To comply with these PRC laws and regulations, we have took measures including removing the function of star power list on our platform and adopted internal procedures to monitor content displayed on our platform, including a team of employees dedicated to screening and monitoring content uploaded on our platform and removing inappropriate or infringing content.

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

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security in 2005, require all internet content provision operators to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. If an internet content provision operator violates these measures, the PRC government may revoke its Internet Content Provision License and shut down its websites.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets forth elevated security requirements for operators of “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. The Cyber Security Law also provides that the CAC and relevant departments, upon discovery of any publication or transmission of information prohibited by laws or administrative regulations, shall request the network operators to stop the transmission, take disposal measures such as deletion, and keep relevant records. The CAC and relevant departments shall notify the relevant departments to take technological and other measures to block the transmission of any information sourced from outside the territory of China.

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

On December 28, 2021, 12 PRC governmental authorities including the CAC issued the Measures for Cybersecurity Review, with effect from February 15, 2022, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure” or the data processing activities by a network platform operator. According to the Measures for Cybersecurity Review, “network products and services” primarily are to core network equipment, important communication product, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure, cyber security or data security.

According to the Measures for Cybersecurity Review, before purchasing any network products or services, an operator of “critical information infrastructure” shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the Cybersecurity Review Office if national security will or may be affected. To apply for a cybersecurity review, the operator of “critical information infrastructure” shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements and the draft contracts, and (iv) other necessary materials. The cybersecurity review will evaluate the potential impact on national security due to the purchase of network products and services, taking into consideration of the following factors, among others, (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged after using these products or services, (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services, (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade, and (iv) the risk of any core data, material data or a large amount of personal information being stolen, leaked, damaged illegally used, or illegally transferred abroad.

If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On July 22, 2020, the Ministry of Public Security published the Guidelines on Cybersecurity Protection System and Critical Information Infrastructure Security Protection System, which require competent authorities of public communication and information services, energy, transportation, water conservancy, finance, public services, electric governmental services, national defense science, technology and industry and other important industries and fields to formulate rules to identify critical information infrastructure in their respective industries fields, and furnish a list of identified entities with the Ministry of Public Security. Specifically, key protected assets, such as basic networks, large private networks, core business systems, cloud platforms, big data platforms, Internet of Things, industrial control systems, intelligent manufacturing systems, new internet and emerging communication facilities that meet the requirements for identification should be identified as critical information infrastructure.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in the economic and social development, as well as the level of danger of the data imposed on national security, public interests, or the legal interests of individuals and organizations upon any manipulation, destruction, leakage, illegal acquisition or illegal usage. Furthermore, it is specified that the Cyber Security Law applies to the security administration of the cross-border transfer of important data collected and generated by operators of “critical information infrastructure” during their operations in China.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Combating Illegal Securities Activities, which request improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening principal responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information, and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to the Regulations on Security Protection of Critical Information Infrastructure, a “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On November 14, 2021, the CAC published a discussion draft of Management Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also provided that operators of large Internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Measures for Internet Data Security required data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also stated that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Measures for Internet Data Security required Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impacts on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

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

Regulations on Algorithm Recommendations

On February 7, 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that online platform operators who use technological advantages, such as data and algorithms, to eliminate or restrict competition or impose price restrictions or exclusivity requirements on users, may be deemed as committing an abuse of dominant market position.

On September 17, 2021, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and that security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted.

On December 31, 2021, the CAC, together with the MIIT, the Ministry of Public Security and the SAMR, jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.

We have been advised by our PRC counsel, TransAsia Lawyers, that our current approaches are in compliance with effective laws and regulations for algorithm recommendation in all material aspects as of the date of this annual report. However, since the Administrative Provisions on Algorithm Recommendation of Internet Information Services is relatively new thus uncertainties still exist with its interpretation, the potential impact on our business operations is still substantially uncertain.

Regulations on Internet Security

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

On May 28, 2020, the National People’s Congress adopted the Civil Code of the PRC, effective on January 1, 2021. According to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe on an individual’s right of privacy, unless otherwise prescribed by law or with such individual’s prior express consent. In addition, personal information is protected by the PRC laws. Any processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor must not divulge or falsify the personal information collected and stored by it, or provide the personal information of an individual to others without the consent of such individual.

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

Regulations on Anti-monopoly and Anti-unfair Competition

On September 2, 1993, the Standing Committee of the National People’s Congress, or the SCNPC, adopted the Anti-unfair Competition Law of the PRC, which took effect on December 1, 1993, and was amended on April 23, 2019. According to the Anti-unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

The PRC Anti-monopoly Law of the PRC promulgated by the SCNPC, which became effective on August 1, 2008, and the Rules of the State Council on Filing Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a filing must be completed in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China. If a business operator carries out a concentration in violation of the law, the relevant authority shall order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and impose a fine of up to RMB500,000.

On October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

On August 17, 2021, the SAMR issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks.

On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities.

On December 24, 2021, the NDRC together with other eight governmental authorities jointly issued the Opinions on Promoting the Healthy and Sustainable Development of the Platform Economy, which provides that, among others, monopolistic agreements, abuse of market dominant position and illegal concentration of business operators in the platform economy will be strictly investigated and punished in accordance with the laws.

In August 2021, the SAMR issued two investigation notices to Weimeng Chuangke regarding alleged illegal concentration of business operators under the Anti-Monopoly Law, among which, one resulted in a fine of RMB500,000 for concentration of business operators without prior filing pursuant to the Anti-Monopoly Law and the other one is still under investigation as of the date of annual report. Weimeng Chuangke is actively cooperating with the SAMR on such investigation. We are not able to predict the status or the results of the investigation at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

Regulations on Internet Finance

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, which was re-organized into the CBIRC in March 2018, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support for China’s internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBIRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising. The Guidelines provide additional requirements for China’s internet finance industry, including the use of custodial accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In August 2016, four PRC regulatory agencies, including the CBIRC, the MIIT, the MPS and Cyberspace Administration of China, published the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services, and their subsidiaries and branches, must make relevant record-filing with local financial regulatory authorities with which they are registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service licenses after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) that online lending intermediaries must materially specify the online lending information intermediary in their business scopes.

In October 2016, the CBIRC, the MIIT and the SAIC jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries. According to the Record-filings Guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

In August 2017, the General Office of the CBIRC released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the information disclosure guidelines. Consistent with the Interim Measures, the information disclosure guidelines emphasize the information disclosure requirement by an online lending intermediary and further, stipulate the details of the frequency and scope of such information disclosure. Any violation of the information disclosure guidelines by an online lending intermediary may subject it to certain penalties under the Interim Measures. In addition, the information disclosure guidelines require online lending intermediaries that do not fully comply with the information disclosure guidelines in conducting their business to rectify the relevant activities within six months after the release of the information disclosure guidelines.

On March 28, 2018, the Office of the Leading Group for the Special Rectification of Internet Financial Risks issued the Notice on Strengthening the Remediation of Asset Management Business through the Internet and Carrying out Acceptance Work. Under such notice, asset management companies that have obtained the qualification for sales of asset management products shall only engage in public fund-raising from the sales of asset management products, and shall not participate in the “targeted entrustment plan,” “targeted financing plan,” “financial management plan,” “asset management plan,” or “transfer of income rights,” relying on the Internet to issue and sell asset management products for public fundraising without permission.

In March 2019, the Beijing Internet Finance Industry Association (the “Association”) issued a Notice on the Launch of the Citywide Inspection Action and the Risk Reminder Letter on the Enterprises Providing Diversion Services to Non-Licensed Lending Institutions. This notice and letter summarized the findings of the Association’s investigation into the online “Cash Loan” business. The Association had discovered that numerous internet and social media platforms, not licensed as lending institutions, are nevertheless engaging in unlicensed “Cash Loan” or “Excess-interest Loan” business via diversion practices undertaken in partnership with licensed lenders. The Association ordered relevant enterprises to terminate all such selling of “Cash Loan” products provided by partner institutions immediately, and save all historical data in that connection to further support the Association’s work. In the event of enforcement action taken in this regard by relevant authorities, we may be required to terminate certain of our loan facilitation business services, which could have a material adverse effect on our business.

On September 7, 2020, the Notice of General Office of the China Banking and Insurance Regulatory Commission on Strengthening the Supervision and Administration of Microlending Companies was promulgated. Under this regulation, lending entities should adhere to the principle of petty sum and decentralization. Following such principle, microlending companies shall reasonably determine the amount and term of loans based on the income level, overall liabilities, asset status, actual needs and other factors of borrowers, so as to ensure that the repayment amount of the borrowers does not exceed their repayment capacity. The balance of the loans provided by a microlending company to the same borrower shall not exceed 10% of the company’s net assets; and the balance of the loans provided by a microlending company to the same borrower and its affiliated parties shall not exceed 15% of the company’s net assets. Local financial regulatory authorities may, in light of regulatory needs, lower the maximum balance of the aforesaid loans.

On December 29, 2020, the Reply by Supreme People’s Court to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending was issued. Under this regulation, upon the matter of the scope of private lending, after soliciting the opinions of financial regulatory authorities, seven types of local financial organizations, including loan companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are considered to be “financial institutions established upon approval by financial regulatory authorities.” The new judicial interpretation on private lending is not applicable to the institution mentioned above in respect of disputes arising from their engagement in relevant financial businesses.

On February 20, 2021, the Notice of General Office of the China Banking and Insurance Regulatory Commission on Further Regulating the Internet Lending Business of Commercial Banks was issued. Under this regulation, if a commercial bank and a cooperative agency jointly contribute to the issuance of Internet loans, (i) management requirements for the range of capital contribution proportion shall be strictly implemented, (ii) the capital contribution proportion of the cooperative party in a single loan shall not be less than 30%, and (iii) the bank’s balance of loans granted with a single cooperative party (including its affiliated parties) shall not exceed 25% of the net tier 1 capital of the bank. The balance of Internet loans jointly issued by a commercial bank and a cooperative agency shall not exceed 50% of the bank’s balance of total loans granted by the bank. Also, this regulation imposes strict control over cross-regional operations. A local corporate bank that engages in Internet lending business shall provide services for local clients and shall not carry out Internet lending business beyond the jurisdiction of its registration place. However, a corporate bank that has no physical business outlets, mainly carries out its business online, and meets other conditions prescribed by the CBIRC is excluded.

On March 12, 2021, the PBOC issued the Announcement of the People’s Bank of China [2021] No. 3 (“No. 3 Announcement”). Under this No. 3 Announcement, all loan products shall explicitly indicate their annualized loan interest rate by displaying to the borrower in a conspicuous manner when marketing it through any website, mobile application, poster or any other channel, as well as state such annualized interest rate in the loan contract executed, and all loan products may also have information such as the daily interest rate or the monthly interest rate displayed at the same time, provided that it is not in a manner more conspicuous than the annualized interest rate.

On January 13, 2021, the CBIRC and the PBOC issued the Circular of the General Office of the China Banking and Insurance Regulatory Commission and the General Office of the People’s Bank of China on Matters Relating to Regulating the Personal Deposit Business Conducted by Commercial Banks through the Internet. Under such circular, commercial banks are prohibited to conduct time deposit or time-demand optional deposit business through any non-self-operating online platform, including but not limited to, providing such services as marketing publicity, product display, information transmission, purchase access, and interest subsidy through a non-self-operated online platform.

To comply with these laws and regulations on internet finance service, we have made relevant adjustments to the services available through Weibo wallet from time to time over the past several years. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may face certain risks related to financial products available on our Weibo wallet.”

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

On August 30, 2021, the NPPA issued the Notice on Further Strict Management to Prevent Minors from Indulging in Online Games, which requires all online game operators to provide services to minors only on any Friday, Saturday, Sunday and statutory holidays from 8:00 p.m. to 9:00 p.m., i.e. for one hour, and not to provide online games in any form to users who have not registered or logged in with their real names. In addition to the real-name registration system already in place, we have adjusted the systems in the games operated by us to comply with the requirements under this notice.

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

On October 25, 2019, the General Administration of Press and Publication issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online game players to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount.

On October 17, 2020, the Standing Committee of the National People’s Congress revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as gaming, live streaming, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online gaming service providers must request minors to register and log into online games with their valid identity information, (iv) online gaming service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate games or gaming functions, and (v) online gaming service providers may not provide online game services to minors from 10:00 P.M. to 8:00 A.M. the next day.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and amended in 2015, 2018 and 2020. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Weimeng holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, valid through October 29, 2022.

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

On November 12, 2020, the NRTA issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, pursuant to which live streaming platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. Notice 78 requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System, and we have completed such registration as requested, which is valid until September 25, 2022 and is subject to annual renewal. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live streaming rooms. Live streaming platforms for online shows need to manage the hosts and users making virtual gifting based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, among others, live streaming service providers are not allowed to provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

On October 8, 2021, the National Development and Reform Commission issued a discussion draft of the Negative List for Market Access (2021 Version), which provides that, among others, non-state-capitalized entities shall not engage in live streaming of political, economic, military, diplomatic, major social, cultural, scientific and technological, health, education, sports and other activities and events related to political direction, public opinion orientation and value orientation. The scope of live streaming business under this list is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.

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

On May 2, 2017, the CAC issued the Administrative Provisions for Internet News Information Services, or the New Provisions, which became effective on June 1, 2017. The New Provisions replace the Provisions for the Administration of Internet News Information Services promulgated by the SCIO and the MII in 2005, and are intended to help solidify the CAC’s jurisdiction over internet news information services. The New Provisions require that internet websites, apps, forums, blogs, microblogs, official accounts, instant messaging tools, network-based broadcasts and other similar means that provide internet news information services obtain a permit for internet news information services. The New Provisions also broaden the scope of internet news information services to include (i) services of collecting, editing, and releasing internet news information; (ii) reposting such news information; and (iii) providing a platform to spread such news information. To apply for such a permit, the applicant must satisfy requirements set forth under the New Provisions, such as that it be a legal entity established in China and that its principal or chief editor be a Chinese citizen. In addition, all internet news providers are explicitly required to review and self-censor the content published by them and to take measures to cease transmission and remove content if inappropriate content is discovered, as well as maintain relevant records and report such matters to the competent regulators.

On October 8, 2021, the National Development and Reform Commission issued a discussion draft of the Negative List for Market Access (2021 Version), which provides that, among others, non-state-capitalized entities shall not conduct the business of news collecting, editing, releasing and reporting. Weibo does not collect, edit, release or report news by itself. Weibo holds an Internet News and Information Service License, which allows it to provide the service of reposting news information and operating a platform to disseminate news information.

Weimeng provides a platform for our users to post news, current topics and social events and it has obtained an Internet News Publication License on July 30, 2019 for providing news republishing and broadcasting platform services, which is valid through July 29, 2022.

Internet Mapping Services

Under the Surveying and Mapping Law promulgated by the National People’s Congress in 1992 and amended in 2002 and 2017, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the amended Administrative Rules of Surveying Qualification Certificate and the amended Standard for Surveying Qualification Certificate issued by the former National Administration of Surveying, Mapping and Geo-information, or NASMG in 2021, respectively, non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate to provide internet mapping services.

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

Weimeng holds a surveying and mapping qualification certificate (Class B) issued by Beijing Municipal Commission of Planning and Natural Resources, valid through October 11, 2026.

Regulations on Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, promulgated by the State Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. We have obtained the Internet Drug Information Service Qualification Certificate for the drug-related information available on our platform, including information from those using our platform to promote their products and services and drug-related information shared on our platform.

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

Patent. The Patent Law was adopted in 1984 and amended in 1992, 2000, 2008 and 2020. The amended version in 2020 came into effect on June 1, 2021. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, nuclear transformation method and substances obtained by the method of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and a term of fifteen years in the case of designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

We have registered 221 patents and applied for 218 patents with the PRC State Intellectual Property Office as of December 31, 2021.

Copyright. The Copyright Law was adopted in 1990 and amended in 2001, 2010 and 2020. The amended version in 2020 came into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

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

To address issues related to the hearing of civil disputes concerning the infringement of the right of communication through information networks, the PRC Supreme People’s Court issued the Provisions on Several Issues Concerning the Application of Law in Hearings of Civil Dispute Cases on the Infringement of Information Networking Transmission Rights, which took effect as of January 1, 2013 and was amended in 2020. This document provides more detailed guidance as to the circumstances in which the provision by network users or network service providers of other’s works, performances, and audio or video products without permission from the rights owner constitutes infringement of information network transmission rights. This document provides that internet service providers will be jointly liable if they assist in infringing activities or fail to remove infringing content from their websites once they know of the infringement or receive notice from the rights holder. This document also provides that where a network service provider obtains economic advantage directly from the works, performances, and sound or visual recordings provided by the network service provider, it must pay close attention to infringement of network information transmission rights by network users.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 368 software copyrights as of December 31, 2021.

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

Domain Names. On August 24, 2017, the MIIT promulgated the Measures for Administration of Domain Names to replace the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, including the domain name “.CN”. On November 27, 2017, the MIIT promulgated the Notice on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to this notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior executive. We have registered domain names including weibo.com, weibo.cn, and weibo.com.cn.

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

SAFE promulgated a circular on November 19, 2012, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus.

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

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiaries.”

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

Many issues with respect to the new notice require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or share option plan are subject to the new notice. If we or our PRC employees fail to comply with the new notice, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restrictions on foreign currency conversions and additional capital contributions to our PRC subsidiaries.

In addition, the State Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income taxes. Our PRC subsidiaries have obligations to file documents related to employee share options with the relevant tax authorities and withhold individual income taxes of employees who exercise their share options.

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

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Funds, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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

On February 7, 2021, the Anti-monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, which reinforces antitrust merger review for internet platform related transactions and clarifies at the first time the filing procedures is applicable to the transactions involving variable interest structures.

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

Weibo Corporation is the offshore holding company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and consolidated VIEs and VIEs’ subsidiaries. The following diagram illustrates our corporate structure, including our major subsidiaries and VIEs, as of December 31, 2021:

Equity interest.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement, trademark license agreement and spousal consent letters.

(1)

The shareholders of Weimeng are four PRC employees of us or SINA, namely, Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder, holding 1% of Weimeng’s equity interest.

(2)	The shareholders of Weimeng Chuangke are two PRC employees of our company or SINA, namely, Yunli Liu and Wei Wang, holding 50% and 50% of Weimeng Chuangke’s equity interests, respectively.

Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders.

In order to comply with the PRC government’s foreign investment restrictions on internet information services and other laws and regulations, we conduct all our internet information services and value-added telecommunication services in China via our significant domestic VIEs. Our consolidated affiliated Chinese entities hold the licenses and assets that are important to our business operations including the Internet Content Provision License, the Online Culture Operating Permit and domain names held by Weimeng and our investments held by Weimeng Chuangke.

The capital investments in both Weimeng and Weimeng Chuangke were funded through Weibo Technology and recorded as interest-free loans to the respective shareholders of Weimeng and Weimeng Chuangke. As of December 31, 2021, the total amount of interest-free loans to the shareholders of Weimeng was RMB555.0 million (US$87.3 million) and to the shareholders of Weimeng Chuangke was RMB30.0 million (US$4.7 million). Under various contractual agreements, the shareholders of our consolidated VIEs are required to transfer their ownership in the VIEs to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of our consolidated VIEs are assigned to Weibo Technology. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with each of our consolidated VIEs, under which Weibo Technology provides technical services and other services to these VIEs in exchange for substantially all of their economic benefits. In addition, the shareholders of our consolidated VIEs have pledged their shares in these VIEs as collateral for repayment of loans and payment of fees on technical and other services due to us.

Weibo Technology recognized service fees from all the VIEs in the amount of US$832.4 million, US$766.8 million and US$1,026.2 million for the years ended December 31, 2019, 2020 and 2021 in consideration for services provided to the VIEs. Net revenues from VIEs and VIEs’ subsidiaries accounted for 83.4%, 78.1% and 80.7% of our net revenues for the years ended December 31, 2019, 2020 and 2021. The contractual arrangements currently in force in relation to Weimeng were first established on October 11, 2010 and certain agreements were subsequently entered into on January 19, 2018. The contractual arrangements currently in force in relation to Weimeng Chuangke were first established on April 9, 2014 and certain agreements were subsequently entered into on February 17, 2020.

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

Loan Agreements

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

Share Transfer Agreements

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

Loan Repayment Agreements

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

Agreement on Authorization to Exercise Shareholder’s Voting Power

Each shareholder of Weimeng has authorized Weibo Technology to exercise all his voting power as a shareholder of the applicable VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Weimeng, including without limitation appointment of directors, transfer, mortgage or disposal of Weimeng’s assets, transfer of any equity interest in Weimeng, and merger, split, dissolution and liquidation of Weimeng. The authorizations are irrevocable and will not expire until Weimeng dissolves.

Share Pledge Agreements

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

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement

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

Spousal Consent Letters

Each of the spouses of the shareholders of Weimeng, namely Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao, signed the spousal consent letters. Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao collectively hold 99% equity interest in Weimeng. Pursuant to the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned loan agreements, share transfer agreements, loan repayment agreements, agreement on authorization to exercise shareholder’s voting power and share pledge agreements and has read and understood the contractual arrangements. Each signing spouse has committed not to make any assertions in connection with the equity interests of the relevant shareholder’s interest in Weimeng to execute all necessary documents and take all necessary actions to ensure appropriate performance of the abovementioned agreements, and, if the spouse obtains any equity interests of Weimeng, to be bound by the abovementioned agreements, comply with the obligations thereunder as a shareholder of Weimeng and sign a series of written documents in substantially the same format and content as the abovementioned agreements.

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd., made an investment of RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

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

Although we have been advised by our PRC counsel, TransAsia Lawyers, that our arrangements with Weimeng are not in conflict with current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization and operations in China to comply with the changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that our VIE structure was not done on an arm’s-length basis and therefore constitutes favorable transfer pricing, they could request Weimeng to adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of Weibo Technology but could adversely affect us by increasing Weimeng’s tax expenses, which could subject Weimeng to late payment fees and other penalties for tax underpayment and/or could result in the loss of tax benefits available to Weibo Technology in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

D.Property, Plants and Equipment

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2021, we have leased approximately 30,000 square meters of office space mainly in Beijing, Shanghai and Tianjin. These leases have various expiration dates. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space (SINA Plaza) with us for our employees to use.

The servers that support our products and services are primarily maintained at China Telecommunications Corporation, or China Telecom, China Unicom branches, Ali Cloud and Huawei Cloud services in cities across China, as well as servers located in Taipei, Santa Clara, California and Hong Kong. We share the use of certain domestic servers with SINA during the ordinary course of our business. For those servers, the maintenance and repair are the responsibility of SINA employees for the time being. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA.”

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

Overview

As a leading social media platform for people to create, discover and distribute content in China and the global Chinese communities, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Since our inception in August 2009, we have achieved significant scale. We had 573 million MAUs and 249 million average DAUs in December 2021. Approximately 95% of our MAUs in December 2021 accessed Weibo through mobile devices at least once during the month.

We offer a wide range of advertising and marketing solutions to our customers, ranging from key accounts, which are mostly large brand advertisers, to small medium-sized enterprises, enabling them to promote their brands, products and services to our users. Advertising and marketing services contribute to the majority of our revenues, mainly including the sale of social display advertisements and promoted feeds. We have developed and are continuously refining our interest-based recommendation engine, which enables our customers to perform social marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

The value we create for our users and customers is enhanced by our platform partners, which include content creators such as KOLs, media outlets and other organizations with media rights, MCNs, which are professional agencies for influencers, self-medias and app developers. Our platform partners contribute a vast amount of content to Weibo, which generates user engagement and is virally distributed across the platform, enriching user experience and increasing Weibo’s monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, such as live streaming agencies, influencers, MCNs and game developers.

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and to a lesser extent, through value added services, mainly including VIP membership, live streaming, and game related services. We place great emphasis on product innovation and our steady stream of introductions of new advertisement products has led to solid and healthy revenue growth since our IPO, despite the adverse impact from COVID-19 in 2020. Our revenues in 2019, 2020 and 2021 were US$1,766.9 million, US$1,689.9 million, and US$2,257.1 million respectively. We had a net income attributable to Weibo’s shareholders of US$494.7 million in 2019, US$313.4 million in 2020 and US$428.3 million in 2021.

Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the social media industry in China, which include:

●	the extent to which social media continues to grow in popularity and becomes further integrated into people’s everyday lives in China;
●	the intensity of competition both for the time and attention of internet users and for the advertising and marketing spending of brands and businesses that market to consumers;
●	the changes in China’s or global economies, policies, and regulatory environment; and
●	continued mobile internet penetration and infrastructure development.

Unfavorable changes in any of these general factors could negatively affect demand for our products and services and adversely affect the results of our operations. In addition to the general factors affecting the social media industry in China, the specific factors affecting our results of operations include the following:

Scale and Engagement of Our User Base. Our revenues are ultimately affected by the scale of our user base, and the strategies we pursue to achieve user growth may affect our costs and expenses and results of operations. We have experienced solid user growth since our inception in 2009. As the size of our user base increases to an even larger scale and as we become more penetrated in China, our user growth rate may decrease. Due to the media nature of our platform, the growth of our users may not be linear. In general, the penetration of Weibo among internet users in the more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. Our ability to grow our active user base will depend in part on the success of our strategies to attract additional users from lower-tier cities and towns in China while maintaining or growing our user base in tier 1 and tier 2 cities.

Changes in user engagement could affect our results of operations, especially since we began adding monetization features to our social platform. We need to motivate our users to engage actively on our platform to secure an abundant supply of user-generated content, to entice content creators to share even more content, and to ensure that we have a broad audience for our advertising and marketing services. Video, particularly in the form of short video and live streaming, is gaining more popularity in China and has become an important way for our users to engage and interact on Weibo. Our ability to provide an easy-to-use infrastructure for our users to create and share video as well as consume video will largely impact our user experience.

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

Content Ecosystem. Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users. Content creators, especially KOLs, contribute content to Weibo to grow their fan base and enhance their influence. We provide content creators with the opportunity to monetize their social assets on Weibo through advertising, e-commerce, subscription, tipping and other means. If content creators do not see significant value from their social marketing activities on Weibo and find monetization on Weibo inadequate, we may have to subsidize them through direct content cost payout, which may have an adverse and material impact on our business, financial condition and operating results. Alternatively, content creators may choose to contribute less or no content to Weibo, which may cause our user base and user engagement to decline and our customers to view our products and services as less attractive for advertising and marketing purposes. If that were to occur, our customers would reduce their spending on our platform.

Monetization. We started monetization in 2012 and have since experienced solid revenue growth. We generate revenues primarily from customers who purchase advertising and marketing services and, to a lesser extent, from value-added services. Our monetization model is evolving and sophisticated. Therefore, we are unable to gauge the period-to-period growth of our revenues based on any particular user traffic metric. Furthermore, our ability to monetize our user traffic depends to a large degree on how well the demographic profile and social interests of our users fit the audience profile that our advertising and marketing customers hope to reach at any given time. Our advertising and marketing customers include both large companies and SMEs that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing. We plan to increase the monetization of our platform by growing our user base and user engagement, and managing advertisement inventory and advertising load more effectively without adversely affecting user experience. Meanwhile, in order to continue to increase the efficiency of monetization, we need to stay innovative to improve the targeting capabilities of our advertising and marketing offerings and develop new advertisement products, formats and capabilities. We also plan to further diversify our monetization through growing value-added services.

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

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. The COVID-19 pandemic has had, and, together with any subsequent outbreaks driven by new variants of COVID-19, may continue to have, a significant impact on our operations and financial results. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In early 2020, to contain the spread of COVID-19, the Chinese government had taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and suspension of operation factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date of this annual report. However, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China, and the Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders. In addition, the highly-transmissible variant of COVID-19 has caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. The COVID-19 pandemic has caused material negative impact to our total revenues, slower collection of accounts receivables and additional allowance for credit losses in the year of 2020, particularly in its first half. Although our advertising business has gradually recovered following the effective control of the domestic outbreaks and work resumption in later 2020, underpinned by improved advertiser sentiment, if the impact of COVID-19, including subsequent outbreaks driven by new variants of COVID-19, is prolonged or worsens further, it may still disrupt our business, which may in turn adversely affect our revenue and financial conditions.

Our headquarters are located in Beijing, and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable disease has caused, and may cause again in the future, companies, including us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including upgrading our telecommuting system, monitoring our employees’ health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic.

We will pay close attention to the development of the COVID-19 pandemic, including subsequent outbreaks driven by new variants of COVID-19, perform further assessment of its impact and take relevant measures to minimize the impact. We were exempt from payment of cultural business construction fees for the fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from the COVID-19 pandemic. As a result, we were exempt from payment of cultural business construction fees of US$24.6 million in 2020 and US$28.7 million in 2021. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face risks related to health epidemics and other outbreaks, such as the outbreak of COVID-19, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

As of December 31, 2021, our total cash, cash equivalents and short-term investments were US$3,134.8 million. Our principal sources of liquidity have been net proceeds from cash from operations, issuance of unsecured senior notes, public offerings of our ordinary shares and other financing activities. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

Taxation

We generate the majority of our operating income from our PRC operations and have recorded income tax provisions for the periods presented.

Cayman Islands

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong, Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. As of December 31, 2019, 2020 and 2021, our Hong Kong subsidiary had a net operating loss of US$8.9 million, US$10.4 million and US$0.8 million, which can be carried forward indefinitely to offset future taxable income. The deferred tax assets of Weibo HK as of December 31, 2019, 2020 and 2021 consist mainly of net operating loss carried forward, for which a full valuation allowance was provided. The management believes it is more likely than not that these assets will not be realized in the future.

PRC

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as a “software enterprise,” “key software enterprise” and/or “high and new technology enterprise.” Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” and was entitled to an exemption from the enterprise income tax for two years beginning 2015, its first accumulative profitable year, and a 50% reduction (to a tax rate of 12.5%) for the subsequent three years from 2017 to 2019. Although Weibo Technology was qualified as a “software enterprise” in 2020, it did not enjoy a reduced tax rate for its “software enterprise” status as it has been five years since its first profitable year of 2015. Weibo Technology completed its filings as a “key software enterprise” with the tax authority in 2018, 2019 and 2020 for its status of 2017, 2018 and 2019, and, therefore, was entitled to enjoy a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China, and we will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained, usually one year in arrears. Weibo Technology was not able to maintain its “key software enterprise” qualification for the year of 2020 due to the changes in the relevant policies, and may not qualify as a “key software enterprise” for the year of 2021. Weibo Technology was granted the “high and new technology enterprise” status for the fiscal years from 2017 to 2022, which entitled the qualified entity to a preferential tax rate of 15% in 2020 and 2021. Its qualification as a “high and new technology enterprise” is subject to annual self-evaluation by us, and the relevant documents should be retained for future examination purpose. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for us to continue enjoying the preferential tax treatment. In addition, certain of our other PRC entities also qualify as a “software enterprise,” and/or “high and new technology enterprise,” and currently enjoy the respective preferential tax treatments.

According to the relevant PRC laws and regulations, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The PRC State Taxation Administration announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2020, which was further extended to December 31, 2023 as the PRC State Taxation Administration announced in March 2021.

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are also subject to VAT and related surcharges at a combined rate of 6.7%. Our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 3%, which has been reduced to 1.5% since July 1, 2019, valid until December 31, 2024. The cultural business construction fees were exempted for the fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from the COVID-19 pandemic. As a result, we were exempt from payment of cultural business construction fees of US$24.6 million in 2020 and US$28.7 million in 2021.

Dividends paid by our subsidiary in China, Weibo Technology, to our intermediary holding company in Hong Kong, Weibo HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a reduced tax rate. If Weibo HK satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid by Weibo Technology to Weibo HK will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

If our holding company in the Cayman Islands, Weibo Corporation, were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and/or our Hong Kong subsidiary may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If Weibo HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, then dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Under such circumstances, the dividends distributed from Weibo Technology to Weibo HK will not be subject to dividend withholding tax, and Weibo HK would be subject to PRC enterprise income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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

	For the Year Ended December 31,
	2019	2020	2021

	(In US$ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	1,202,437	1,202,712	1,633,242
Alibaba(1)	97,772	188,597	181,241
SINA	112,974	48,353	96,359
Other related parties	117,028	46,493	69,953
Subtotal	1,530,211	1,486,155	1,980,795
Value-added services revenues	236,703	203,776	276,288
Total revenues	1,766,914	1,689,931	2,257,083
Costs and expenses:
Cost of revenues(2)	328,826	302,180	403,841
Sales and marketing(2)	465,339	455,619	591,682
Product development(2)	284,444	324,110	430,673
General and administrative(2)(3)	90,721	101,224	133,475
Total costs and expenses	1,169,330	1,183,133	1,559,671
Income from operations	597,584	506,798	697,412
Income (loss) from equity method investments	(13,198)	10,434	14,217
Realized gain from investments	612	2,153	3,243
Fair value changes through earnings on investments, net	207,438	35,115	(72,787)
Investment related impairment	(249,935)	(211,985)	(106,800)
Interest income	85,386	85,829	77,280
Interest expense	(29,896)	(57,428)	(71,006)
Other income, net	4,406	4,997	9,159
Income before income tax expenses	602,397	375,913	550,718
Less: income tax expenses	109,564	61,316	138,841
Net income	492,833	314,597	411,877
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(1,842)	1,233	(16,442)
Net income attributable to Weibo's shareholders	494,675	313,364	428,319
Shares used in computing net income per share attributable to Weibo's shareholders:
Basic	225,452	226,921	228,814
Diluted	226,412	227,637	230,206
Income per ordinary share:
Basic	2.19	1.38	1.87
Diluted	2.18	1.38	1.86
Income per ADS(4):
Basic	2.19	1.38	1.87
Diluted	2.18	1.38	1.86
(1)	During 2021, we recorded US$139.6 million in advertising and marketing revenues from Alibaba. Moreover, one of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$41.7 million to our total revenues in 2021.
(2)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2019	2020	2021

	(in US$ thousands)
Cost of revenues	5,251	5,384	8,112
Sales and marketing	9,828	9,983	15,292
Product development	28,628	33,093	43,622
General and administrative	17,582	18,645	20,970
Total	61,289	67,105	87,996
(3)	We adopted ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” in the fiscal year of 2020. The guidance requires the measurement and recognition of expected credit losses for financial assets held at amortized cost that an entity does not expect to collect over the asset’s contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions.
(4)	Each ADS represents one Class A ordinary share.

Revenues

We generate the majority of our revenues from advertising and marketing services, such as social display advertisements, and promoted marketing. We also generate revenues from value-added services, mainly including VIP membership, live streaming, and game-related services. Other value-added services revenues mainly include the revenues from the provision of traffic acquisition services to various customers.

2021 Compared to 2020

Our total net revenues increased by 34% from US$1,689.9 million in 2020 to US$2,257.1 million in 2021.

●	Advertising and Marketing Revenues. Advertising and marketing revenues increased by 33% from US$1,486.2 million in 2020 to US$1,980.8 million in 2021. Mobile advertising revenues accounted for approximately 93% of our total advertising and marketing revenues in 2021, compared to 90% in 2020, benefiting from the growth of advertiser preferences. The total number of advertisers was 1.0 million in 2021, compared to 1.6 million in 2020, while the average spending per advertiser (excluding Alibaba) increased by 125% from US$825 in 2020 to US$1,860 in 2021, both of which were primarily due to the churn of individual customers with relatively lower advertising budgets.

Revenues from advertising customers (excluding Alibaba) increased by 38% from US$1,334.2 million in 2020 to US$1,841.2 million in 2021, mainly attributable to a broad-based increase in advertising demand, strong sales execution and solid recovery of our advertising business post the COVID-19 pandemic outbreak in 2020. Revenues generated from Alibaba as an advertiser was US$139.6 million in 2021, compared to US$152.0 million in 2020. The advertising spending from Alibaba highly correlates to its own business operation, especially its marketing strategies, which fluctuates from time to time.

●	Value-added Services Revenues. Value-added services revenues increased by 36% from US$203.8 million in 2020 to US$276.3 million in 2021, mostly due to the increase of game-related revenues from US$12.6 million in 2020 to US$101.1 million in 2021, contributed by the interactive entertainment company acquired in the fourth quarter of 2020 and incremental revenues from online game services, partially offset by the decrease in the revenues from live streaming business from US$39.3 million in 2020 to US$14.9 million in 2021 as a result of the intense market competitions.

2020 Compared to 2019

Our revenues decreased by 4% from US$1,766.9 million in 2019 to US$1,689.9 million in 2020.

●	Advertising and marketing revenues. Advertising and marketing revenues decreased by 3% from US$1,530.2 million in 2019 to US$1,486.2 million in 2020. The decrease was mainly due to the negative impact and uncertainties brought by the COVID-19 pandemic, particularly in the first half of 2020. Mobile advertising revenues accounted for approximately 90%

of our total advertising and marketing revenues in 2020, compared to 87% in 2019, benefiting from the growth of advertiser preferences. The total number of advertisers was 1.6 million in 2020, compared to 2.4 million in 2019, while the average spending per advertiser (excluding Alibaba) increased by 39% from US$593 in 2019 to US$825 in 2020, both of which were primarily due to the churn of individual customers with relatively lower advertising budgets.

Revenue from key accounts grew by 2% from US$729.3 million in 2019 to US$741.5 million in 2020, largely attributable to the strong relationship between Weibo and brand advertising customers, as Weibo demonstrated unique value proposition for customers with our differentiated social advertising offerings and enhanced ad performance.

Revenue from SMEs decreased by 16% from US$703.2 million in 2019 to US$592.7 million in 2020, mostly due to the relatively slower recovery pace of the SME sector during the COVID-19 pandemic and intense market competition.

Revenue generated from Alibaba as an advertiser increased by 55% from US$97.8 million in 2019 to US$152.0 million in 2020. The expenditure from Alibaba on Weibo’s platform highly correlates to its marketing strategies, which may fluctuate on an annual basis. The sustained momentum of advertising spending from Alibaba reflects our strengthened cooperation in driving value for brands and merchants to achieve branding plus performance purposes through integrated advertisement campaigns on both platforms. Weibo remains a key platform for Alibaba in the fields of social marketing, e-commerce and fan economy.

●	Value-added services revenues. Value-added services revenues decreased by 14% from US$236.7 million in 2019 to US$203.8 million in 2020. The decrease was mainly caused by the revenue decline from the Yizhibo live streaming business, which fell from US$76.7 million in 2019 to US$39.3 million in 2020, resulting from the intense market competition. The decrease was partially offset by (i) the revenue growth of our VIP membership, which increased by US$15.8 million or 15% compared to 2019, resulting from the increase of revenue from users who were willing to pay for the content created by our platform partners, and (ii) the revenue growth from game-related services by US$8.2 million or 187% compared to 2019, mostly attributable to the interactive entertainment company acquired in the fourth quarter of 2020.

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, general and administrative expenses, including costs and expenses allocated from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost, advertisement production cost and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, depreciation expense, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation professional services fees and provision of allowance for credit losses.

2021 Compared to 2020

Our costs and expenses increased by 32% from US$1,183.1 million in 2020 to US$1,559.7 million in 2021.

●	Cost of Revenues. Cost of revenues increased by 34% from US$302.2 million in 2020 to US$403.8 million in 2021. The increase was primarily due to an increase of US$39.5 million in advertisement production cost, an increase of US$36.2 million in labor cost, an increase of US$10.7 million in content cost and an increase of US$6.1 million in turnover taxes. We expect our cost of revenues to increase in absolute amount in the foreseeable future.
●	Sales and Marketing. Our sales and marketing expenses increased by 30% from US$455.6 million in 2020 to US$591.7 million in 2021. The increase was mainly resulting from to an increase of US$87.1 million in marketing spend and promotional activities, and an increase of US$40.5 million in personnel-related expenses. We expect our sales and marketing expenses to increase in absolute amount in the foreseeable future.

●	Product Development. Our product development expenses increased by 33% from US$324.1 million in 2020 to US$430.7 million in 2021. The increase was mostly attributable to an increase of US$69.1 million in personnel-related expenses, an increase of US$16.5 million in amortization of intangible assets, and an increase of US$10.5 million in stock-based compensation. We expect our product development expenses to increase in absolute amount in the foreseeable future.
●	General and Administrative. Our general and administrative expenses increased by 32% from US$101.2 million in 2020 to US$133.5 million in 2021. The increase was primarily due to the increase of US$42.0 million in personnel-related expenses and an increase of US$6.5 million in professional services fees. The increase was partially offset by a decrease of US$33.4 million in provision of allowance for credit losses. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future.

2020 Compared to 2019

Our costs and expenses increased slightly by 1% from US$1,169.3 million in 2019 to US$1,183.1 million in 2020.

●	Cost of Revenues. Cost of revenues decreased by 8% from US$328.8 million in 2019 to US$302.2 million in 2020. The decrease was largely due to the decline of US$34.1 million in turnover taxes mainly resulting from the exemption of payment of cultural business construction fees applicable to the advertising industries for the fiscal year of 2020, and a decrease of US$20.1 million in revenue share cost primarily caused by the decline in live streaming revenue. The decrease was partially offset by an increase of US$17.0 million in advertisement production cost, and an increase of US$10.0 million in labor cost.
●	Sales and Marketing. Our sales and marketing expenses decreased by 2% from US$465.3 million in 2019 to US$455.6 million in 2020. The decrease was mostly from a reduction of US$21.4 million in marketing spend and promotional activities during the COVID-19 pandemic, partially offset by an increase of US$9.4 million in personnel-related expense, mainly driven by an increase in employee headcount.
●	Product Development. Our product development expenses increased by 14% from US$284.4 million in 2019 to US$324.1 million in 2020. The increase was primarily attributable to a growth of US$22.7 million in personnel-related expenses arising from a larger product development team and higher salaries, and an increase of US$11.2 million in infrastructure cost.
●	General and Administrative. Our general and administrative expenses increased by 12% from US$90.7 million in 2019 to US$101.2 million in 2020, largely resulting from an increase of US$14.6 million in provision of allowance for credit losses.

Investment Related Impairment

We perform impairment assessments of our investments and determine if an investment is impaired due to the changes in quoted market price or other impairment indicators. For a detailed description of accounting treatment of our investment related impairment and the performance of the investments, see “—Significant Accounting Policies, Judgments and Estimates.” We recorded US$249.9 million, US$212.0 million and US$106.8 million in investment related impairment charges in 2019, 2020 and 2021, respectively, as the investments were not performing to expectations or had become incapable of making repayments. The investment impairment in 2019 mainly included the partial impairment charge of US$214.7 million on investment in Yixia Tech. The investment related impairment in 2020 primarily resulted from a partial impairment of US$59.8 million on an investee in e-commerce business, a US$39.3 million write-off on a game company, and a US$82.2 million impairment charge on loans to investees, due to their unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future. The impairment charge in 2021 was largely due to the full impairment of US$75.3 million on investment in Yixia Tech due to its unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future.

Interest Income and Interest Expense

	For the Year Ended December 31,
	2019	2020	2021

	(in US$ thousands)
Interest income	85,386	85,829	77,280
Interest expense	(29,896)	(57,428)	(71,006)

2021 Compared to 2020

The increase in interest expense was mainly caused by the interest expense arising from our 2030 Notes issued in July 2020.

2020 Compared to 2019

The increase in interest expense was mainly caused by the interest expense arising from our 2024 Notes issued in July 2019 and 2030 Notes in July 2020.

Provision of Income Taxes

The following table sets forth current and deferred portion of income tax expense of the Company and the effective tax rate for China operations:

	For the Year Ended December 31,
	2019	2020	2021

	(in US$ thousands except percentage)
Deferred tax provision (benefits)	16,839	(15,727)	(12,478)
Current income tax expenses	92,725	77,043	151,319
Income tax expenses	109,564	61,316	138,841
Income tax expenses applicable to non-China operations	21,473	2,852	1,355
Income tax expenses applicable to China operations	88,091	58,464	137,486
Income from China operation	708,653	432,944	783,548
Effective tax rate for China operations	12.4%	13.5%	17.5%

We recorded income taxes of US$109.6 million, US$61.3 million and US$138.8 million in 2019, 2020 and 2021, respectively. The provision for income taxes for China operations differs from the amounts computed by applying the statutory EIT rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “software enterprise” or “high and new technology enterprise” during the periods presented, as well as the preferential tax treatment of “key software enterprise” status of 2018 to 2019 benefited by Weibo Technology one year in arrears in 2019 and 2020, respectively. Weibo Technology was entitled to a tax reduction of US$83.2 million, US$55.1 million and US$55.1 million for 2019, 2020 and 2021, respectively. Weibo Technology further recognized preferential tax treatment of “key software enterprise” status and tax benefit of research and development super deduction of US$21.5 million for 2018 in 2019 and US$26.6 million for 2019 in 2020. Weibo Technology also recognized tax benefit of research and development super deduction of US$41.4 million in 2021, and the preferential tax treatment of “key software enterprise” status lapsed in 2021.

Loss from non-China operations mainly included stock-based compensation, fair value changes through earnings on investments and investment related impairment recorded by our non-China subsidiaries. We recorded fair value change gain of US$210.2 million in 2019, which was mainly generated by Beijing Showworld Technology Co., Ltd., one of our investees, who completed its listing on Shanghai Stock Exchange through an equity reconstruction with a then-listed company at the end of 2019. We recorded investment related impairment of US$233.9 million in 2019 mainly due to the partial write off of US$214.7 million to the carrying value of Yixia Tech Co., Ltd.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021

	(in US$ thousands)
Net cash provided by operating activities	631,653	741,646	814,020
Net cash used in investing activities	(1,201,358)	(1,214,315)	(423,960)
Net cash provided by (used in) financing activities	791,869	741,963	189,442
Effect of exchange rate changes on cash and cash equivalents	(3,775)	92,565	29,357
Net increase in cash and cash equivalents	218,389	361,859	608,859
Cash and cash equivalents at the beginning of year	1,234,596	1,452,985	1,814,844
Cash and cash equivalents at the end of year	1,452,985	1,814,844	2,423,703

As of December 31, 2019, 2020 and 2021, our total cash, cash equivalents and short-term investments were US$2,404.2 million, US$3,496.9 million and US$3,134.8 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations, issuance of unsecured senior notes, public offerings of our ordinary shares and other financing activities.

The decrease in our cash, cash equivalents and short-term investments as of December 31, 2021 compared to that of December 31, 2020, was primarily due to cash paid to investments of US$1,593.9 million, and prepayment for purchase of SINA Plaza of US$132.5 million, partially offset by US$814.0 million in cash provided by operating activities, proceeds from the disposal of and refund from investments of US$447.4 million and net repayment of loan by SINA of US$80.4 million. As of December 31, 2021, our consolidated entities within China held US$1,497.4 million of cash, cash equivalents and short-term investments, including US$294.0 million held by our VIEs and the subsidiaries of VIEs. The remaining cash and short-term investments balance of US$1,637.4 million was held by our entities outside China.

The increase in our cash, cash equivalents and short-term investments as of December 31, 2020 compared to that of December 31, 2019, was primarily due to US$741.6 million in cash provided by operating activities, net proceeds from the issuance of 2030 Notes of US$740.3 million and proceeds from the disposal of and refund from investments of US$289.6 million, partially offset by net cash paid to investments of US$392.5 million, net loans to SINA of US$292.1 million, and net cash paid for acquisitions of US$214.3 million. As of December 31, 2020, our consolidated entities within China held US$1,663.4 million of cash, cash equivalents and short-term investments, including US$445.2 million held by our VIEs and the subsidiaries of VIEs. The remaining cash and short-term investments balance of US$1,833.5 million was held by our entities outside China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2021 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Operating Activities

Net cash provided by operating activities in 2021 was US$814.0 million. The difference between net cash provided by operating activities and our net income of US$411.9 million in 2021 was primarily due to a non-cash investment related impairment of US$106.8 million, a non-cash charge of US$88.0 million of stock-based compensation, a non-cash loss of US$72.8 million from fair value change of investments, a non-cash charge of US$55.0 million of depreciation and amortization, an increase of US$274.8 million in accrued and other liabilities, a decrease of US$49.0 million in accounts receivable due from Alibaba, an increase of US$41.8 million in accounts payable, an increase of US$38.9 million in income taxes payable, partially offset by an increase of US$273.7 million in accounts receivable due from third parties and a decrease of US$56.2 million in deferred revenues. The increase in accrued and other liabilities mainly resulted from the increased payable for sales rebate and personnel-related expenses. The increase in accounts receivable due from third parties was in line with the growth of revenue from third parties.

Net cash provided by operating activities in 2020 was US$741.6 million. The difference between net cash provided by operating activities and our net income of US$314.6 million in 2020 was primarily due to a non-cash investment related impairment of US$212.0 million, and a decrease of US$148.9 million in amount due from SINA, a non-cash charge of US$67.1 million of stock-based compensation, a charge of US$53.1 million of provision of allowance for credit losses, an increase of US$62.4 million in accrued and other liabilities, and a decrease of US$54.7 million in accounts receivable due from other related parties, partially offset by an increase of US$75.7 million in accounts receivable due from third parties, an increase of US$68.3 million in accounts receivable due from Alibaba, a non-cash gain of US$35.1 million from fair value change of investments, and an increase of US$30.5 million in prepaid expenses and other current assets. The increase in accrued and other liabilities mainly resulted from the increased payable for sales rebate and personnel-related expenses. The increase in accounts receivable due from third parties was primarily due to the increase of accounts receivable from revenues contributed by key accounts advertisers who are generally postpaid customers.

Net cash provided by operating activities in 2019 was US$631.7 million. The difference between net cash provided by operating activities and our net income of US$492.8 million in 2019 was primarily due to a non-cash investment related impairment of US$249.9 million, an increase of US$117.6 million in accrued and other liabilities, a non-cash charge of US$61.3 million of stock-based compensation, and an increase of US$38.6 million in provision of bad debt expense, partially offset by a non-cash gain of US$207.4 million from fair value change of investments, an increase of US$115.1 million in accounts receivable due from third parties, and an increase of US$90.1 million in amount due from SINA. The increase in accounts receivable due from third parties was primarily due to slower collection of accounts receivable during 2019. The increase in accrued and other liability was primarily due to the increased payable for sales rebate and marketing expenses.

Investing Activities

Net cash used in investing activities in 2021 was US$424.0 million. This was primarily attributable to cash paid on long-term investments of US$1,593.9 million, purchases of bank time deposits and wealth management products of US$1,170.1 million, prepayment for purchase of SINA Plaza of US$132.5 million, net cash paid for acquisitions of US$61.2 million, partially offset by maturities of bank time deposits and wealth management products of US$2,040.6 million, proceeds from the disposal and refund of prepayment on long-term investments of US$447.4 million, and net repayment of loan by SINA of US$80.4 million.

Net cash used in investing activities in 2020 was US$1,214.3 million. This was mainly due to purchases of short-term investments of US$3,170.3 million, cash paid on long-term investments of US$392.5 million, net loans to SINA of US$292.1 million, and net cash paid for acquisitions of US$214.3 million, partially offset by the maturity of short-term investments of US$2,600.0 million and proceeds from the disposal and refund of long-term investments of US$289.6 million.

Net cash used in investing activities in 2019 was US$1,201.4 million. This was primarily due to purchases of short-term investments of US$1,230.6 million, cash paid on long-term investments of US$688.9 million, net loans to SINA of US$190.3 million, and purchases of property and equipment of US$21.7 million, partially offset by the maturity of short-term investments of US$869.8 million and proceeds from the disposal and refund of long-term investments of US$60.3 million.

Financing Activities

Net cash provided by financing activities in 2021 was US$189.4 million, which primarily consists of net proceeds from our Global Offering in connection with our listing on the Hong Kong Stock Exchange, after deducting estimated underwriting fees and other offering expenses.

Net cash provided by financing activities in 2020 was US$742.0 million. This mainly consisted of net proceeds of US$740.3 million from the issuance of 2030 Notes and a receipt of US$1.5 million from the sale of a subsidiary’s equity interest to non-controlling shareholders.

Net cash provided by financing activities in 2019 was US$791.9 million. This primarily consisted of net proceeds of US$793.3 million from the issuance of 2024 Notes and was partially offset by a payment of US$1.7 million to purchase a subsidiary’s non-controlling equity.

The loans to SINA were presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated was presented under operating activities in the consolidated statements of cash flows.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, purchase obligations, and long-term debt obligations under our 2022 Notes, 2024 Notes and 2030 Notes.

Our capital expenditures primarily consist of purchases of servers, computers, and other office equipment. Our capital expenditures were US$21.7 million in 2019, US$34.8 million in 2020 and US$35.1 million in 2021. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$11.5 million, US$12.5 million and US$17.7 million for the years ended December 31, 2019, 2020 and 2021, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase obligations primarily consist of minimum commitments for marketing activities and internet connection.

2022 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022.

2024 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$800 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024.

2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have no entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, our VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, our VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2021, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was US$480.7 million. Although Weibo Technology has generated accumulated profits in 2021, it has not paid dividends in the past and currently has no intention to pay any dividend. We plan to reinvest most, if not all, of its profits, into our PRC operations for the future development and growth of our business.

C.	Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies”.

Allowance for credit losses

For accounts receivable, we make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income. Changes in these estimates and assumptions could materially affect the credit losses.

For loans to and interest receivable from related parties, we make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and past experiences incorporating forward-looking information. Our management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and the cash flow forecasts considering current and future economic conditions.

Investment Related Impairment Accounted for under Measurement Alternative

For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. These judgements include valuation methods and key valuation assumptions and estimates used in estimating impairment amounts, which comprised the investees’ cash flow forecasts. Changes in these estimates and assumptions could materially affect the fair value of equity investments without readily determinable fair value.  See Note 4 of the Notes to the Consolidated Financial Statements for information regarding investment related impairment accounted for under measurement alternative.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows and discount rates.

Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value. See Note 6 of the Notes to the Consolidated Financial Statements for information regarding business combination.

Taxation

We must make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. To assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. This process is inherently subjective since it requires our assessment of the probability of future outcomes. We evaluate these uncertain tax positions on a quarterly basis, including consideration of changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities. Changes in these estimates and assumptions could materially affect the tax position measurement and financial statement recognition. See Note 9 of the Notes to the Consolidated Financial Statements for information regarding taxation..

Taxation

We must make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. To assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. This process is inherently subjective since it requires our assessment of the probability of future outcomes. We evaluate these uncertain tax positions on a quarterly basis, including consideration of changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities. Changes in these estimates and assumptions could materially affect the tax position measurement and financial statement recognition. See Note 9 of the Notes to the Consolidated Financial Statements for information regarding taxation.

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

Name	Age	Position
Charles Guowei Chao	56	Chairman of the Board of Directors
Hong Du	50	Director
Pen Hung Tung	52	Director
Pochin Christopher Lu	63	Independent Director
Pehong Chen	64	Independent Director
Gaofei Wang	43	Director and Chief Executive Officer
Yan Wang	49	Independent Director
Fei Cao	47	Chief Financial Officer
Wei Wang	47	Chief Operating Officer
Zenghui Cao	44	Senior Vice President, Operation
Jingdong Ge	49	Senior Vice President, Advertising Business

Charles Guowei Chao has served as our Chairman of the board of directors since our inception. He has served as the Chairman of the board of directors of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently a director of Leju Holdings Ltd., a New York Stock Exchange-listed company (NYSE: LEJU) providing online-to-offline (O2O) real estate services in China, a director of NetDragon Websoft Inc., an Hong Kong Stock Exchange-listed company (HKEX: 0777) providing technology for online gaming, and a director of TuSimple Holdings Inc., a Nasdaq-listed autonomous technology company (Nasdaq: TSP). Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, master of art from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

Hong Du has served as our director since January 2014. Since February 2013, Ms. Du has served as SINA’s Co-President and Chief Operating Officer. Ms. Du joined SINA in November 1999 and worked in Business Development until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as the General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, Senior Vice President of Sales and Marketing from February 2007 to February 2008, and Chief Operating Officer from February 2008 to February 2013. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in Business Administration from Lincoln University.

Pen Hung Tung has served as our director since January 2022. Mr. Tung is currently the Chief Marketing Officer of Alibaba Group. Mr. Tung joined Alibaba Group in January 2016. Before joining Alibaba Group, Mr. Tung was the Chief Executive Officer of VML China from 2010 to 2016 and served as the Vice President of Marketing at PepsiCo China from 2004 to 2010. Mr. Tung received a bachelor’s degree in electrical engineering from Taiwan University and a master’s degree in industrial engineering from University of Michigan, Ann Arbor.

Pochin Christopher Lu has served as our independent director since August 2020. Mr. Lu has served as the Executive Director at Foxconn Interconnect Technology Ltd, a company listed on the Hong Kong Stock Exchange (HKEX: 6088) and global leader in the supply of precision components, since March 16, 2015. Mr. Lu is also the Global Cooperating Officer and Chief Financial Officer of Foxconn Interconnect Technology Ltd. From January 1981 to December 2014, Mr. Lu served multiple executive positions at Deloitte Touche Tohmatsu Limited, including the Chief Executive Officer of Deloitte China and a member of the Deloitte Touche Tohmatsu Limited Global Executive Committee. Mr. Lu was also an independent director at Greenland Holdings Corp., Ltd., a Shanghai Stock Exchange-listed company (SSE: 600606) operating real estate business until November 2021, and is an independent non-executive director at Honma Golf Limited, a Hong Kong Stock Exchange-listed company (HKEX: 6858) that manufactures and distributes golf products. He is a member of the American Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Mr. Lu obtained a Bachelor of Science degree in accounting and a master of accounting science degree from the University of Illinois at Urbana-Champaign, USA, in 1980 and 1981, respectively.

Pehong Chen (formerly known as Pee-Hong Chen) has served as our independent director since January 2016. Before that he served as a director of SINA between March 1999 and December 2015. Dr. Pehong Chen is Founder and Chairman of BroadVision Group, a global holding company that incubates and invests in cloud, AI, fintech, medtech, biotech, healthtech, and other innovative technologies and digital transformation initiatives. Previously, he was Founder, President, and CEO of BroadVision, Inc. (Nasdaq: BVSN; acquired by Aurea Software in 2020) from 1993-2020 and of Gain Technology, Inc. (acquired by Sybase in 1992) from 1988-1992. Mr. Chen received a B.S. in engineering from National Taiwan University, a master of science degree from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Gaofei Wang has served as our Chief Executive Officer since February 2014 and our director since August 2020. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile division from November 2006 to November 2012. Mr. Wang is a director of DiDi Global Inc., a company listed on the New York Stock Exchange (NYSE: DIDI) since June 2021. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.

Yan Wang has served as our independent director since May 2021. Previously, he had served as a director of SINA since May 2003, including as SINA’s Vice Chairman of the board and Chairman of the board from May 2006 to August 2012 and as an independent director of SINA from August 2012 to March 2021. Before that, he served as SINA’s Chief Executive Officer from May 2003 to May 2006, its President from June 2001 to May 2003, its General Manager of China operations from September 1999 to May 2001 and as its Executive Deputy General Manager for production and business development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of SINA’s subsidiaries. From April 1996 to April 1999, Mr. Wang served as the Head of SINA’s SRS Internet Group. Mr. Wang has also served as the independent non-executive director, the Chairman of the remuneration committee, the member of the audit committee and the nomination committee of a Hong Kong Stock Exchange-listed company, Viva China Holdings Limited (HKEX: 8032), since July 2017. Mr. Wang holds a B.A. in Law and Master in International Relations from the University of Paris II.

Fei Cao has served as our Chief Financial Officer since March 2021. Ms. Cao served as our Vice President, Finance from August 2017 to March 2021. Prior to that, Ms. Cao was a Vice President of SINA from January 2017 to July 2017, overseeing SINA’s finance department. Ms. Cao joined SINA in 2005 and served as the company’s Corporate Controller for more than ten years. Prior to joining SINA, she was an audit manager at the PricewaterhouseCoopers in Beijing. Ms. Cao is currently a director of Tian Ge Interactive Holdings Limited, a Hong Kong Stock Exchange-listed (HKEX: 1980) live social video company in China, and a director of INMYSHOW Digital Technology (Group) Co., Ltd., a Shanghai Stock Exchange-listed company (SSE: 600556) providing social and new media marketing services. Ms. Cao holds a B.S. in engineering and an EMBA degree from Shanghai Jiaotong University. She is a certified public accountant in China and a member of the China Institute of Certified Public Accountants.

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

Zenghui Cao has served as our Senior Vice President, Operation since April 2018. Mr. Cao joined us in September 2009 and served as Director of Operation from September 2009 to March 2013, General Manager of Operation from April 2013 to March 2015, and Vice President of Operation from April 2015 to September 2017. Mr. Cao joined SINA in September 2002 and served as Chief Editor and other roles in SINA Technology Channel from September 2002 to August 2009. Prior to joining SINA, Mr. Cao worked at Sohu. Mr. Cao holds a B.S. in Electrical Engineering and Automation from Hebei University of Technology.

Jingdong Ge has served as our Senior Vice President, Advertising Business since April 2021. Mr. Ge served as our Vice President, Advertising from March 2020 to April 2021. Previously, Mr. Ge joined SINA in 2000 and held multiple positions, including SINA’s Vice President, Sales from June 2015 and Vice President and General Manager in charge of automobile business from March 2017 to December 2018. Mr. Ge holds an M.B.A. degree from the University of Hong Kong.

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

Mr. Pen Hung Tung was appointed as a director of our company pursuant to the Shareholders Agreement by Ali WB, SINA and us.

B.Compensation

For the year ended December 31, 2021, we paid an aggregate of approximately US$2.6 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to (a) approach our clients, advertisers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (b) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (c) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

Share Incentive Plans

2010 Share Incentive Plan

We adopted our 2010 Share Incentive Plan, or the 2010 Plan, in August 2010 to promote the long-term success of our Company and the creation of shareholder value by offering participants the opportunity to share in such long-term success by acquiring a proprietary interest in our Company. The maximum aggregate number of shares which may be issued under the 2010 Plan is 35,000,000 ordinary shares. In March 2014, the 2010 Plan was terminated and all ordinary shares reserved but unissued were transferred to the 2014 Plan.

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is the sum of 5,647,872 shares and the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. As of December 31, 2021, 386,519 option and 7,848,726 restricted share units were granted and outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

Eligibility. We may grant awards to our employees, consultants or directors, employees of our parent company and subsidiaries.

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

The following table summarizes, as of January 31, 2022, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2014 Plan:

	Ordinary Shares
	Underlying
	Outstanding
	Options and
	Restricted		Exercise Price		Expiration
Name	Share Units		(US$/Share)	Grant Date	Date
Charles Chao	—		—	—	—
Hong Du	*	(1)	—	From November 22, 2018 to July 27, 2021	—
Pen Hung Tung	—		—	—	—
Pehong Chen	*	(1)	—	November 22, 2018	—
Pochin Christopher Lu	*	(1)	—	August 13, 2020	—
Gaofei Wang	*	(1)	—	From November 22, 2018 to July 27, 2021	—
Yan Wang	*	(1)	—	May 10, 2021	—
Fei Cao	*	(1)	—	From May 21, 2018 to July 27, 2021	—
Wei Wang	*	(1)	—	From May 21, 2018 to July 27, 2021	—
Zenghui Cao	*		US$32.68	August 14, 2020	August 14, 2027
	*	(1)	—	From June 27, 2018 to July 27, 2021	—
Jingdong Ge	*		US$32.68	August 14, 2020	August 14, 2027
	*	(1)	—	From August 14, 2020 to July 27, 2021	—
Other grantees	*		US$32.68	August 14, 2020	August 14, 2027
	6,684,258	(1)	—	From November 16, 2016 to November 30, 2021	—
Total	8,219,777		—	—	—
*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.
C.	Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his interest at the meeting of our board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of our board after he knows that he is or has become so interested. Following such a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Our board of directors may exercise all our powers of the company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge our undertaking, property and assets (present and future) and uncalled capital or any part thereof.

Committees of the Board of Directors

We have established an audit committee and a compensation committee under the board of directors and adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Pochin Christopher Lu and Mr. Pehong Chen, and is chaired by Mr. Lu. Mr. Lu and Mr. Chen satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lu qualifies as an “audit committee financial expert.” As a Cayman Islands company, we are permitted to rely on the home country exemption under Nasdaq rules to reduce the size of our audit committee to two members. An audit committee of two independent directors would satisfy Rule 5605(c)(2). We have elected to follow home country practice in terms of the number of audit committee members. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Pehong Chen and Mr. Yan Wang, and is chaired by Mr. Chen. Mr. Chen and Mr. Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting. After the completion of our initial public offering, at each annual general meeting of our company, one-third of our directors at the time, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall be determined by lot, unless they otherwise agree between themselves. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director may be removed at any time before the expiration of his period of office by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office. In addition, Ali WB Investment Holding Limited has obtained certain board representation rights. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with Alibaba.”

Board Diversity Matrix

Board Diversity Matrix (As of January 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	3

D.	Employees

We had 4,126, 5,073 and 6,147 employees, respectively as of December 31, 2019, 2020 and 2021. Our employees are mainly based in Beijing, Shanghai, Tianjin, Guangzhou and Hangzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021:

Function:	Number of Employees
Operations	1,288
Sales, customer service and marketing	1,703
Product development	3,015
General administration and human resources	141
Total	6,147

The employee numbers in this “Item 6. Directors, Senior Management and Employees— D. Employees” section do not include employees of SINA who spend part of their time working for our business and who have part of their staff-related expenses allocated to us.

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

We typically enter into standard confidentiality and non-complete agreements with our management and product development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and up to two years after the termination of his or her employment, provided that we pay compensation as specified under the agreement during the restriction period after the termination.

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The staff expenses related to the independent contractors recorded in 2021 was not significant.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of January 31, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our total ordinary shares issued and outstanding.

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

The calculations in the table below is based on 236,561,872 ordinary shares issued and outstanding as of January 31, 2022, comprising of 141,736,534 Class A ordinary shares and 94,825,338 Class B ordinary shares.

	Ordinary Shares Beneficially Owned				Voting Power
	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary
	Shares	Shares	Shares	%(1)	%(2)
Directors and Executive Officers:**
Charles Chao(3)	*	94,825,338	95,370,848	40.3%	66.9%
Hong Du	*	—	*	*	*
Pen Hung Tung	—	—	—	—	—
Pochin Christopher Lu	*	*	*	*	*
Pehong Chen	*	*	*	*	*
Gaofei Wang	*	*	*	*	*
Yan Wang	*	*	*	*	*
Fei Cao	*	*	*	*	*
Wei Wang	*	*	*	*	*
Zenghui Cao	*	*	*	*	*
Jingdong Ge	*	*	*	*	*
All directors and executive officers as a group	2,757,265	94,825,338	97,582,603	41.3%	67.4%
Principal Shareholders:
SINA Corporation(4)	—	94,825,338	94,825,338	40.1%	66.7%
Ali WB Investment Holding Limited(5)	67,883,086	—	67,883,086	28.7%	15.9%

Notes:

*	Less than 1% of our total outstanding shares.
**	The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after January 31, 2022, by the sum of (1) 236,561,872 which is the total number of ordinary shares outstanding as of January 31, 2022 and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after January 31, 2022.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of January 31, 2022. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Represents 94,825,338 Class B ordinary shares held by SINA Corporation and 545,510 Class A ordinary shares in the form of ADSs held by Charles Chao.

(4)

Represents 94,825,338 Class B ordinary shares held by SINA Corporation. SINA Corporation is incorporated in the Cayman Islands. The business address of SINA Corporation is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave”), a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. As of the date of this document, New Wave was owned as to 61.2% by Mr. Charles Chao, 30.0% by Mr. Yunli Liu and the remaining shares were held by other senior management members of SINA, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave. All the voting shares in New Wave were held by Mr. Charles Chao, and the rest were all non-voting shares. Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on NASDAQ.

(5)

Represents (1) 58,883,086 Class A ordinary shares and (2) 9,000,000 Class A ordinary shares represented by ADSs. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016.

To our knowledge, as of January 31, 2022, we had 18,735,239 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

Transitional Services Agreement

Under the transitional services agreement, SINA agrees that, during the service period, as described below, SINA will provide us with various corporate support services, including but not limited to:

●	administrative support, including but not limited to secretarial support, event management, conference management, and other day-to-day office support services;
●	operational management support, including but not limited to management, supervision and instruction of the operation of sales and marketing, product development and general administration;

●	legal support, including but not limited to support services in respective of contract management, risk control, compliance and other corporate legal matters;
●	technology support, including but not limited to network design, optimization and maintenance, system (such as EPR and CRM systems) support and upgrade, technology and infrastructure support (such as IDC rental), management of information technology equipment, technical support and disaster recovery, and complementary product development; and
●	provision of office facilities.

SINA also may provide us with additional services that we and SINA may identify from time to time in the future.

The price to be paid for the services provided under the transitional service agreement will be charged based on the actual cost incurred by SINA in the provision of such services, which can be classified into direct and indirect costs. Direct costs include labor-related compensation which represents the head counts and work hours that SINA’s employees have dedicated to the provision of the relevant services to our Company, as well as the travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology, sharing of bandwidth provided by third party service providers, supervision and other overhead costs of the department incurring the direct costs of providing the services apportioned based on the proportionate utilization rate. We believe the cost-based charges would be on better terms compared to those that may be offered by other independent third party service providers.

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

The service period under the transitional services agreement commences on March 14, 2014, ended on the expiration of five years thereafter, and has been extended for another five years by the parties.

In addition to the allocated costs and expense, SINA billed US$37.5 million, US$48.3 million and US$48.0 million for other costs and expenses incurred by us but paid by SINA in 2019, 2020 and 2021, respectively.

Non-competition Agreement

Our non-competition agreement with SINA provides for a non-competition period beginning upon the completion of our initial public offering and ending on the later of (1) five years after the first date upon which members of SINA and its subsidiaries and consolidated affiliated entities cease to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) fifteenth anniversary of the completion of our initial public offering. This agreement can be terminated early by mutual written consent of the parties.

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

Sales and Marketing Services Agreement

Under our sales and marketing services agreement with SINA, we agree that SINA will be our sales and marketing agent within the service period commencing on the date of signing and ending on the earlier of (1) the fifteenth anniversary of the commencement of the service period or (2) five years after the first date upon which SINA and any entity controlled by SINA cease to collectively own in aggregate at least 20% of the voting power of our then outstanding securities.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including ””, “” and “”, and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless and until terminated as provided in the agreement.

SINA’s Registration Rights

SINA has the same registration rights as those that have been granted to Ali WB. See below “Our Relationship with Alibaba—Registration Rights Agreement.”

Our Relationship with Alibaba

In April 2013, concurrently with forming a strategic alliance with several of our affiliated entities, Alibaba invested US$585.8 million through Ali WB, its wholly owned subsidiary, to purchase our ordinary and preferred shares representing approximately 18% of our then total outstanding shares on a fully diluted basis. The following are summaries of our strategic alliance with Alibaba and major rights that Ali WB has as our shareholder.

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. The strategic collaboration agreement and marketing cooperation agreement expired in January 2016. However, Alibaba still remains as our largest customer, and we rely on them to enable us to offer e-commerce advertisement solutions to their merchants.

Shareholders’ Agreement

Concurrently with Alibaba’s purchase of our ordinary and preferred shares in April 2013, we entered into a shareholders’ agreement with Ali WB and SINA which regulates our shareholders’ rights and obligations after Ali WB became our shareholder, which agreement was amended and restated in March 2014. This agreement will continue in effect unless it is terminated: (i) by written agreement among the parties; or (ii) upon the expiration of (A) all rights created under this agreement and (B) all statutes of limitations applicable to the enforcement of claims under this agreement. The following are summaries of certain rights that Ali WB is entitled to under the shareholders’ agreement which continue to be valid after the completion of our initial public offering.

Ali WB’s Rights Relating to Share Incentive Plan. Until the earlier of (1) April 21, 2019, the 5th anniversary of our initial public offering, and (2) certain investor exit events defined under the shareholders agreement, we are not permitted to revise our equity-based incentive plans, including our 2014 Share Incentive Plan to increase the number of securities issuable under such plans or adopt any new plan without the prior written consent of Ali WB. These rights have expired in April 2019.

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

Voting Agreement

Pursuant to the voting agreement entered into by SINA and Ali WB on April 24, 2014, Ali WB has the right to appoint or nominate such number of directors as is proportional to the percentage of its ownership in our company on a fully diluted basis (such number of directors to be rounded down the closest integer). Nevertheless, the number of non-independent directors Ali WB is entitled to appoint or nominate shall be no fewer than one director but no greater than the number of directors appointed or nominated by SINA as long as Ali WB holds less our shares than SINA. Ali WB’s board representation rights will terminate in the event that more than 50% of its acquired shares, being the total shares of our company acquired by Ali WB in April 2013 and through the exercise of Ali WB’s option under the shareholders’ agreement, are transferred by Ali WB or its permitted transferees to one or more third parties or are no longer held by Alibaba directly, or indirectly through certain subsidiaries. Ali WB may assign its board representation rights to a qualified new investor to whom Ali WB transfers at least 50% of its acquired shares and who meets the requirements set forth in the shareholders agreement and the directors to be appointed by such new qualified investor must meet qualifications set forth in the voting agreement. In January 2022, Mr. Pen Hung Tung was appointed by Ali WB as a director of our company.

Registration Rights Agreement

We have entered into a registration rights agreement with SINA and Ali WB. Under the registration rights agreement, each of SINA and Ali WB has the right to require us to register the public sale of all the shares owned by them as well as the right to participate in registrations of shares by us or any of our other shareholders. SINA and Ali WB have customary rights under the registration rights agreement, such as no more than two (2) demand registration rights, unlimited piggyback registration rights, shelf registration rights and rights to request us to pay registration expenses and to bear indemnification liability. The registration rights granted to SINA or Ali WB under this agreement shall terminate when all of their registrable securities may be sold without restriction or limitation under Rule 144. The Registration Rights Agreement will continue in effect unless it is terminated by written agreement among the parties.

Contractual Arrangements

Current PRC laws and regulations impose substantial restrictions on foreign ownership of internet information services and value-added telecommunication service businesses in China. Therefore, we conduct part of our businesses through a series of agreements between our PRC subsidiaries, our consolidated affiliated Chinese entities and/or their respective shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders” for a description of the contractual arrangements between Weibo Technology, our VIEs and the shareholders of VIEs.

Transactions with SINA

During 2021, we recorded US$111.5 million in revenues billed through SINA to third parties/for services provided to SINA. We had costs and expenses allocated from SINA of US$38.3 million and another US$48.0 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$0.8 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2021, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$14.6 million. We entered into a letter of intent to purchase the office building (SINA Plaza) from SINA. As of December 31, 2021, the balance of prepayment for SINA Plaza was US$133.7 million.

In 2021, we entered in to a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations. In 2021, SINA has withdrawn a total of US$978.2 million of loans from us and repaid US$1,058.6 million to us while we recognized US$17.9 million interest income on the loans to SINA. As of December 31, 2021, the outstanding balance of the loans to and interest receivable from SINA was US$479.6 million.

During 2020, we recorded US$62.1 million in revenues billed through SINA to third parties/from SINA. The advertising and marketing revenues from SINA decreased from US$113.0 million in 2019 to US$48.4 million in 2020, as we started to offer services directly to advertisers in certain industries since 2020, leading to the decrease of revenues billed through SINA. We had costs and expenses allocated from SINA of US$43.0 million and US$48.3 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$9.7 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2020, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$1.0 million.

In 2020, we entered into a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations. In 2020, SINA has withdrawn a total of US$473.8 million of loans from us and repaid US$181.7 million to us while we recognized US$13.5 million interest income on the loans to SINA. As of December 31, 2020, the outstanding balance of the loans to and interest receivable from SINA was US$547.9 million.

During 2019, we recorded US$137.2 million in revenues billed through SINA to third parties/from SINA. We had costs and expenses allocated from SINA of US$51.8 million and US$37.5 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we had amounts due from SINA (excluding loans to and interest receivable from SINA) of US$148.2 million as of December 31, 2019.

In 2019, we entered in to a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations. In 2019, SINA has withdrawn a total of US$233.9 million of loans from us and repaid US$43.6 million to us and we recognized US$9.3 million interest income on the loans to SINA. As of December 31, 2019, the outstanding balance of the loans to and interest receivable from SINA was US$236.6 million.

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

Costs and expenses allocated from SINA represent services that were provided by various subsidiaries and VIEs of SINA. The service fees were incurred using an allocation methodology based on proportional utilization. See “—Our Relationship with SINA” and “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies.”

Transactions with Alibaba

During 2021, we recorded US$139.6 million in advertising and marketing revenues from Alibaba and US$44.0 million of cost and expenses for the services provided by Alibaba. One of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$41.7 million to our total revenues during 2021. As of December 31, 2021, we had a total of US$89.3 million in accounts receivable due from Alibaba.

During 2020, we recorded US$152.0 million in advertising and marketing revenues from Alibaba and US$52.3 million of cost and expenses for the services provided by Alibaba. One of Alibaba’s subsidiaries engaged in the business of advertising agency contributed another US$36.6 million to our total revenues in 2020. As of December 31, 2020, we had a total of US$135.3 million in accounts receivable due from Alibaba.

During 2019, we recorded US$97.8 million in advertising and marketing revenues from Alibaba and US$50.2 million of cost and expenses for the services provided by Alibaba. As of December 31, 2019, we had US$60.4 million in accounts receivable due from Alibaba.

Transactions with Other Related Parties

During 2021, other than revenues generated from SINA and Alibaba, we recorded US$73.3 million in revenues from other related parties and US$62.6 million in cost and expenses for services received from other related parties. As of December 31, 2021, we had outstanding balances related to other related parties of US$55.8 million in accounts receivable, US$44.3 million in accounts payable, and US$8.3 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$700.5 million at annual interest rates ranging from 4.0% to 10.0% as of December 31, 2021. These other related parties mainly included an equity investee in real estate business, accounting US$480.8 million, and an investee providing online brokerage services, accounting US$211.6 million of the outstanding balance as of December 31, 2021.

During 2020, other than revenues generated from SINA and Alibaba, we recorded US$49.9 million in revenues from other related parties and US$48.1 million in cost and expenses for services received from other related parties. The advertising and marketing revenues from other related parties decreased from US$117.0 million in 2019 to US$46.5 million in 2020, primarily due to the decline of revenues from several related parties which experienced unfavorable operating performance and reduced promotion activities on our platform. As of December 31, 2020, we had outstanding balances related to other related parties of US$42.5 million in accounts receivable, US$30.8 million in accounts payable, and US$4.8 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$158.6 million at annual interest rates ranging from 4% to 10% as of December 31, 2020, with maturity within one year. These other related parties mainly included an equity investee in e-commerce business, accounting US$79.8 million, and an investee providing online brokerage services, accounting US$41.2 million of the outstanding balance at the year-end. We assessed the collectability of outstanding loans at least on annual basis or whenever impairment indicators noted. During 2020, we recognized US$82.2 million impairment charges on loans to and interest receivable from other related parties due to their unsatisfied financial performance and decline in forecasted revenues.

During 2019, other than revenue generated from SINA and Alibaba, we recorded US$122.4 million in revenues from other related parties and US$31.2 million in cost and expenses for services received from other related parties. As of December 31, 2019, we had US$99.7 million in accounts receivable due from other related parties, US$10.7 million in accounts payable due to other related parties, and US$34.4 million in accrued and other liabilities due to other related parties. Moreover, we recorded loans to and interest receivables from other related parties of US$301.5 million at annual interest rates ranging from 4% to 10.5% as of December 31, 2019, with maturity within one year. These other related parties mainly included an equity investee in e-commerce business, accounting US$160.0 million, an equity investee providing social and new media marketing services, accounting US$60.6 million (interest free), and an investee providing online brokerage services, accounting US$41.0 million as of December 31, 2019.

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Incentives

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans.”

C.Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.Statements and Other Financial Information

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

We and certain of our current and former directors and officers were named as defendants in a putative securities class action filed in the United States District Court for the District of New Jersey: Andrew Goldsmith v. Weibo Corporation. et al., Civil Action No. 17-4728 (SRC). The consolidated class action complaint, which was filed in November 2017, alleges that our company’s public filings contained material misstatements and omissions in violation of the federal securities laws. On June 6, 2018, the court granted our motion to dismiss the class action complaint, ending the case.

Separately, on March 15, 2021, plaintiffs GeoSolutions B.V. and GeoSolutions Holdings N.V. filed a complaint in the California Superior Court, Santa Clara County, naming as defendants, among others, the Company, the Chairman of our Board of Directors, our Chief Executive Officer, and our parent company Sina Corporation. The complaint alleges unlawful use of Plaintiffs’ location-based services technology by the defendants and a series of other claims. The Company, together with other served defendants, have removed the case from state court to the United States District Court for the Northern District of California. See GeoSolutions B.V. et al v. Sina.Com Online et al (5:21-cv-08019-EJD). On December 20, 2021, the Company and certain other Non-U.S. defendants filed a motion to dismiss the complaint for lack of personal jurisdiction in the federal court. These motions have yet to be ruled on, and the action remains in its preliminary stages. We believe this action is without merit and we are defending it vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We incur increased costs as a result of being a public company.”

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.  Offer and Listing

A.	Offer and Listing Details

Our ADSs, each representing one of our Class A ordinary shares, have been quoted on the Nasdaq Global Select Market system under the symbol “WB” since April 17, 2014.

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since December 8, 2021 under the stock code “9898.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary shares, have been quoted on the Nasdaq Global Select Market system under the symbol “WB” since April 17, 2014.

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since December 8, 2021 under the stock code “9898.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our current third memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below, and the common law of the Cayman Islands. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited P.O. Box 31119 Grand Pavilion Hibiscus Way, 802 West Bay Road Grand Cayman, KY1-1205, Cayman Islands. The memorandum of association provides, inter alia, that the liability of each of the members of our company is limited to the amount from time to time unpaid on such member’s shares. The objects for which our company is established are unrestricted, and we shall have full power and authority to carry out any object not prohibited or limited by the Companies Act.

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

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of our initial public offering, our company’s register of members was updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary, and the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time SINA Corporation and its Affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter, and (ii) upon (a) any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not Mr. Charles Chao (the “Founder”) or a Founder’s Affiliate (as defined in our memorandum and articles of association); or (b) a change of control of any direct or indirect holder of any Class B ordinary shares, including but not limited to, any person other than the Founder or a Founder’s Affiliate gaining “Control” over any of SINA Parent Companies (e.g. by entering into an agreement with the Founder to jointly control the SINA Parent Companies), and even if the Founder or a Founder’s Affiliate remains to have joint “Control” of the SINA Parent Companies, such Class B ordinary shares shall be automatically and immediately converted (by way of being re-designated) into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

“Control” shall mean having (A) the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of, or (B) the power to exercise or control the exercise of 50% or more of the voting power (through power of attorney, voting proxies, shareholders’ agreements or otherwise) at the general meetings or other equivalent decision-making body of, such corporation, partnership or other entity. “SINA Parent Companies” shall mean the holding companies of Weibo Corporation, including New Wave MMXV Limited, Sina Group Holding Company Limited, SINA Corporation and any other intermediate holding company(ies) of Sina Corporation that may be established in the future.

Voting Rights

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company except were a shareholder is required, by the rules of the stock exchange on which the Company’s ADSs or shares are listed for trading, to abstain from voting to approve the matter under consideration. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to three votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

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

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class ordinary of shares;
●	the instrument of transfer is properly stamped (in circumstances where stamping is required);
●	the ordinary shares transferred are free of any lien in favor of us;
●	any fee related to the transfer has been paid to us; and
●	in the case of a transfer to joint holders, the number of joint holders to which the share is to be transferred does not exceed four.

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

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied or abrogated with the consent in writing of the holders of not less than two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of the shares of that class, be deemed to be varied or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least fourteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders together holding at the date of the relevant meeting not less than 10% of all votes attaching to all shares present in person or by proxy, which carry the right to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow one or more shareholders holding shares representing in aggregate not less than 10% of all votes attaching to all shares present in person or by proxy, on a one vote per share basis, which carry the right to vote at general meetings to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our memorandum and articles of association provide that our board of directors will consist of not less than two directors. There are no provisions relating to retirement of directors upon reaching any age limit.

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

A director may be removed with or without cause by an ordinary resolution of our shareholders. The office of a director shall also be vacated automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; or (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; or (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office.

Proceedings of Board of Directors

Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors then in office.

Our memorandum and articles of association provide that our board of directors may from time to time at its discretion exercise all powers of our company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report on Form 20-F, we currently intend to comply with the Nasdaq rules in lieu of following home country practice.

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

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies; provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors and officers shall be indemnified out of the assets and profits of our company from and against all actions, costs, charges, losses, damages and expenses which they shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of any one or more shareholders holding shares representing in aggregate not less than 10% of all votes attaching to all shares present in person or by proxy, on a one vote per share basis, which carry the right to vote at general meetings, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association obliges our company in each year to hold a general meeting as our annual general meeting in addition to any other meeting in that year. The annual general meeting may be held at such time and place as our board of directors shall appoint.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause by ordinary resolution of our shareholders. The office of a director shall also be vacated automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or (2) an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and our board of directors resolves that his office be vacated; or (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and our board of directors resolves that his office be vacated; or (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our memorandum and articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office.

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of not less than two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class.

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

Directors’ Power to Issue Shares.

Under our memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.Material Contracts

We have not entered into any material contracts for the two years immediately preceding the date of this annual report other than in the ordinary course of business and other than those described elsewhere in this annual report on Form 20-F.

D.Exchange Controls

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

E.Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to change and differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to owning and disposing of our ADSs or Class A ordinary shares.

General

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all substantial decisions or (B) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding our ADSs or Class A ordinary shares should consult their tax advisors regarding the tax considerations applicable to holding and disposing of our ADSs or Class A ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms thereof. A U.S. Holder that holds ADSs will generally be treated as the holder of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash generally is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own our VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming we own our VIEs for U.S. federal income tax purposes, and based on our income and assets, and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2021 and do not expect to be a PFIC for our current taxable year or for foreseeable future taxable years.

While we do not anticipate being a PFIC for the current taxable year or foreseeable future taxable years, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be classified as a PFIC for the current taxable year or future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Class A Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will generally be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, if we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to the U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

For U.S. foreign tax credit purposes, dividends received on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on such dividends. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

1Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A ordinary shares exceeds one year at the time of disposition and such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the U.S. Holder’s ability to claim a foreign tax credit in respect of any foreign tax imposed on the disposition unless the U.S. Holder has other income that is treated as derived from foreign sources. If, however we are deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the ADSs or Class A ordinary shares were subject to tax in the PRC, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding applicable tax considerations if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or Class A ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years (an “interest charge”).

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for the ADSs or Class A ordinary shares, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A ordinary shares as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs or Class A ordinary shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or Class A ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A ordinary shares in a year that we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such ADSs or Class A ordinary shares. A U.S. Holder’s basis in the ADSs or Class A ordinary shares will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period during which we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded other than in de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election will be available to U.S. Holders of ADSs if we are or become a PFIC. Our Class A ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be a treated as a qualified exchange for these purposes, and no assurance can be given that our Class A ordinary shares will be regularly traded for purposes of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), a U.S. Holder may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

A holder of shares in a PFIC can sometimes avoid the interest charge imposed by the PFIC rules by making a qualified electing fund election, in which case such holder would generally be required to include in income on a current basis such holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income and such holder’s pro rata share of the PFIC’s net capital gains as capital gain. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, however, and we make no undertaking to provide such information in the event that we are or become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

If we are classified as a PFIC, a U.S. Holder will generally be required to file an annual report with the IRS with respect to its investment in our ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ADSs and Class A ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ADSs and Class A ordinary shares are held in an account at certain financial institutions. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements, and the significant penalties for non-compliance.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2021, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2021 and (3) currency fluctuation occurs proportionately over the period:

	Translation
	Adjustments to	Transaction Gain
Change in the Value of RMB Against the U.S. Dollar	Comprehensive Income	/(Loss)

	(in US$ thousands)
Appreciate 2%	70,354	(246)
Appreciate 5%	176,128	(615)
Depreciate 2%	(70,220)	246
Depreciate 5%	(175,290)	615

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

Investment Risk

As of December 31, 2021, our equity investments totaled US$1,207.7 million. We adopted ASU 2016-01, “Classification and Measurement of Financial Instruments,” beginning January 1, 2018. After the adoption of ASU 2016-01, we measure investments in equity securities other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the alternative measurement). Changes in the basis of these investments are reported in current earnings. We recognized loss of US$13.4 million in downward adjustment for fair value changes on equity investments for the year ended December 31, 2021.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Investments using alternative measurement methods are investments in privately held companies. Valuations of our investments in private companies are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2021, the carrying value of our investments using alternative measurement method was US$268.7 million.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. In 2021, we recorded US$106.8 million of investment related impairment charges. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2021 totaled US$711.1 million, which were composed of bank time deposits and wealth management products with maturity over three months but within one year.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2021, we did not record any payments made by the depository to us.

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 20 ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his/her Class A ordinary shares in his/her stock account or in his/her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the initial public offering of our Class A ordinary shares in Hong Kong, or the Hong Kong Public Offering, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our Principal Share Registrar, Global Incorporation Centre Limited, in the Cayman Islands.

All Class A ordinary shares offered in the Hong Kong public offering and the international offering will be registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

In connection with the Hong Kong Public Offering, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between Nasdaq and the Hong Kong Stock Exchange, we intend to move a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Following the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, all deposits of Class A ordinary shares for the issuance of ADSs and all withdrawals of Class A ordinary shares upon the cancellation of ADSs will be in the form of Class A ordinary shares registered on our Hong Kong share register and all corporate actions with respect thereto will be processed via the depositary’s custodian account at CCASS, subject to the rules and procedures applicable to CCASS – eligible securities, subject, in each case, to certain exceptions described below and provided that the foregoing shall not apply to certain of our restricted Class A ordinary shares and Class A ordinary shares as determined by the Company and the depositary, which will be via our Principal Register in the Cayman Islands.

Converting Class A Ordinary Shares trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, JPMorgan Chase Bank, N.A., Hong Kong Branch, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	Upon payment of its fees and expenses, payment or net of the Depositary’s fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker if such ADSs are to be held in book-entry form through DTC’s “Direct Registration System.”

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Class A ordinary shares trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Class A ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses, payment of CCASS’ fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong share registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary requirements

Before the depositary issues ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

●	payment of all amounts required pursuant to the deposit agreement, including the issuance and cancellation fees therein, any stock transfer or other tax or other governmental charges and any stock transfer or registration fees in effect;
●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10.B. Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-3 (File Number: 333-232213) that became effective immediately upon filing on June 20, 2019, together with the prospectus supplement to register additional securities, for our offering of $750 million aggregate principal amount of 3.375% notes due 2030, or the 2030 Notes Offering, and (ii) the registration statement on Form F-3 (File Number: 333-261379) that became effective immediately upon filing on November 26, 2021, together with the prospectus supplement to register additional securities, for the Global Offering.

2030 Notes Offering

The sole bookrunner of the 2030 Notes Offering is Goldman Sachs (Asia) L.L.C. The co-manager of the offering is China International Capital Corporation Hong Kong Securities Limited. We raised an aggregate of US$740.3 million in net proceeds from our 2030 Notes Offering, after deducting the underwriting discounts and commissions and offering expenses. As of December 31, 2021, we have used approximately US$647.3 million of the net proceeds from our 2030 Notes Offering for general corporate purposes.

Global Offering

On December 8, 2021, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9898” through a global offering of Class A ordinary shares. We and SINA offered in aggregate of 12,453,620 Class A ordinary shares in the global offering (including the exercise of over-allotment option). Goldman Sachs (Asia) L.L.C., Credit Suisse (Hong Kong) Limited, CLSA Limited and China International Capital Corporation Hong Kong Securities Limited acted as the joint representatives of the international underwriters for the global offering.

We sold 5,500,000 Class A ordinary shares and raised approximately US$178.4 million in net proceeds from the global offering, after deducting estimated underwriting fees and other offering expenses. As of December 31, 2021, we have used immaterial amount of the net proceeds from our global offering. We plan to use the net proceeds to continue to grow our user base and user engagement, and enhance our content ecosystem, for research and development to enhance our user experience and monetization capabilities, for selectively pursuing strategic alliances, investments and acquisitions, and for working capital and general corporate purposes.

SINA sold 6,953,620 Class A ordinary shares converted from the same number of Class B ordinary shares, including 1,453,620 Class A ordinary shares pursuant to exercise of the over-allotment option by the joint representatives of the international underwriters to purchase additional Class A ordinary shares. We received no proceeds from the sale of ordinary shares by SINA.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Our management has excluded Shanghai Benqu Network Technology Co., Ltd. (“Benqu Tech”), the developer of Wuta beauty camera app from our assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by us in a business combination in the second quarter of 2021. Benqu Tech is a subsidiary of a consolidated variable interest entity and Benqu Tech’s total assets and total revenues excluded from management’s assessment represented 0.2% and 0.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Pochin Christopher Lu, an independent director (under the standards set forth in Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics which applies to our directors, officers and employees, including our principal executive officer and principal financial officer. We have posted the code on our corporate website at http://ir.weibo.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2020 and 2021:

	2020		2021
Audit Fees(1)	US$	1,602,212	US$	4,352,211
Audit Related Fees(2)		398,020		93,798
All Other Fees		—		157,969
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial audit. It includes the fees billed for the professional services provided in relation to the Global Offering in 2021.

(2)	“Audit-related fees” primarily consists of fees related to the issuance of comfort letters in our offering of 2030 Notes in 2020, and other audit-related services.

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

Not applicable.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Weibo Corporation and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1*	Third Amended and Restated Memorandum and Articles of Association of the Company

2.1

The Company’s Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which was filed as Exhibit 4.3 to the Company’s Report on Form S-8, Registration No. 333-199022, filed on September 30, 2014, and incorporated herein by reference).

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (Filed as exhibit 4.1 to the Company’s Form 6-K (File No. 001-36397), filed on December 1, 2021, and incorporated herein by reference).

2.3

Amended and Restated Deposit Agreement, dated as of August 10, 2020, among the Company, the depositary and holder of the American Depositary Receipts (Filed as Exhibit 2.3 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

2.4

Indenture, dated as of October 30, 2017, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 2.4 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018, and incorporated herein by reference).

2.5

Indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company’s Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.6

First supplemental indenture, dated as of July 5, 2019 between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.2 to the Company’s Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.7

Second Supplemental Indenture, dated as of July 8, 2020, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company’s Form 6-K (File No. 001-36397), filed on July 8, 2020, and incorporated herein by reference)

2.8*	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934

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

4.22

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.22 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.23

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.23 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.24

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.24 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.25

English Translation of the Equity Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.25 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.26

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.26 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.27

English Translation of the Equity Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.27 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.28

English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.28 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.29

English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.29 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

Exhibit Number	Description

4.30

English Translation of the Trademark License Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.30 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.31

English Translation of Spousal Consent Letter signed by each spouse of the shareholders of Weimeng Chuangke (Filed as Exhibit 4.31 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

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

Date: March 10, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for allowance for credit losses in 2020.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Shanghai Benqu Network Technology Co., Ltd. (“Benqu Tech”) from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a business combination in the second quarter of 2021. We have also excluded Benqu Tech from our audit of internal control over financial reporting. Benqu Tech is a subsidiary of a consolidated variable interest entity and its total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 0.2% and 0.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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

Impairment assessment of investments in equity securities without readily determinable fair value

As described in Notes 2 and 4 to the consolidated financial statements, the Company's consolidated investments in equity securities without readily determinable fair value amounted to $268.7 million as of December 31, 2021. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, management makes a qualitative assessment as to whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgment is applied by management in (i) determining whether the investment is impaired and (ii) estimating the impairment amount if an impairment exists. These judgments consider various factors and events including a) adverse performance and cash flow forecasts of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees; and d) valuation methods and key valuation assumptions and data used in estimating the impairment amounts. Key valuation assumptions and estimates mainly comprised management’s cash flow forecasts of investees. The Company recognized impairment losses of $106.8 million for the year ended December 31, 2021.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in equity securities without readily determinable fair value is a critical audit matter are the significant judgment by management in (i) making the qualitative assessment of whether investments in equity securities are impaired and (ii) estimating the impairment amount if an impairment exists. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures to (i) evaluate the reasonableness of significant judgments management applied in determining whether the investments in equity securities are impaired and to (ii) evaluate the reasonableness of valuation methods and key assumptions and data management used in estimating the impairment amounts. Key valuation assumptions and estimates mainly comprised management’s cash flow forecasts of investees.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of investments in equity securities without readily determinable fair value, including controls over the qualitative assessment of whether investments in equity securities are impaired and the determination of the fair value of these equity securities. These procedures also included, among others, (i) testing management’s process for determining whether investments in equity securities are impaired by assessing the investees’ performance data as well as other relevant market information considered by management; (ii) evaluating the appropriateness of the valuation methods management used in estimating the impairment amounts; (iii) evaluating the reasonableness of key valuation assumptions and data used by management in estimating the impairment amounts, by considering (a) the investee’s current and past performances, (b) the consistency with industry and third party data, and (c) whether these assumptions and related estimates were consistent with evidence obtained in other areas of the audit.

Valuation of allowance for credit losses –Loans to and interest receivable from other related parties

As described in Notes 2 and 10 to the consolidated financial statements, the Company’s balance of loans to and interest receivable from other related parties, net of allowance for credit losses, was $700.5 million as of December 31, 2021. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and the cash flow forecasts considering current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the valuation of allowance for credit losses on loans to and interest receivable from other related parties is a critical audit matter are the significant judgement and estimation by management in determining the allowance for credit losses, to adjust the loans and interest receivable to the amount that will be collected. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the aforementioned estimate of the allowance for credit losses. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses estimation process. These procedures also included, among others (i) evaluating the appropriateness of the valuation models and methodology used in management's credit loss estimates; (ii) testing the completeness, accuracy and relevance of underlying data used in the models, including the borrowers’ current financial condition, historical performance data and future forecasts used in the estimates; and (iii) evaluating the reasonableness of the estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and the cash flow forecasts considering current and future economic conditions. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness and mathematical accuracy of the valuation models and certain significant assumptions.

/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 10, 2022

We have served as the Company’s auditor since 2013.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except par value)

		As of December 31,
	Notes	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	3	1,814,844	2,423,703
Short-term investments	3	1,682,048	711,062
Accounts receivable due from third parties, net of allowances of US$29,061 and US$42,650 as of December 31, 2020 and 2021, respectively	8	314,159	577,982
Accounts receivable due from Alibaba, net of allowances of nil and nil as of December 31, 2020 and 2021, respectively	8&10	135,321	89,344
Accounts receivable due from other related parties, net of allowances of US$6,095 and nil as of December 31, 2020 and 2021, respectively	8&10	42,530	55,763
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of US$158,622 and US$219,679 as of December 31, 2020 and 2021, respectively)	8&10	296,757	450,726
Amount due from SINA	10	548,900	494,200
Total current assets		4,834,559	4,802,780
Property and equipment, net	8	60,632	68,396
Operating lease assets	5	7,176	60,519
Intangible assets, net	6	146,976	166,930
Goodwill	6	61,712	130,405
Long-term investments	4	1,179,466	1,207,651
Other non-current assets (including loans to and interest receivable from a related party of nil and US$480,786 as of December 31, 2020 and 2021, respectively)	8&10	44,596	1,082,841
Total assets		6,335,117	7,519,522
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of US$538,269 and US$710,915 as of December 31, 2020 and 2021, respectively) :
Accounts payable		149,509	197,643
Accrued and other liabilities	8	556,753	821,033
Operating lease liability, short-term	5	5,580	7,919
Income taxes payable		102,844	144,747
Deferred revenues		143,684	91,136
Convertible debt	15	—	896,541
Total current liabilities		958,370	2,159,019
Long-term liabilities
Convertible debt	15	892,399	—
Unsecured senior notes	15	1,536,112	1,538,415
Deferred tax liability	9	58,299	66,903
Operating lease liability, long-term	5	1,505	52,042
Other non-current liabilities		2,102	15,123
Total long-term liabilities		2,490,417	1,672,483
Total liabilities		3,448,787	3,831,502

Commitments and contingencies	16

Redeemable non-controlling interests	17	57,714	66,622

Shareholders’ equity:
Ordinary shares: US$0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 227,688 shares (including 125,909 Class A ordinary shares and 101,779 Class B ordinary shares) and 236,553 shares (including 140,274 Class A ordinary shares and 96,279 Class B ordinary shares) issued and outstanding as of December 31, 2020 and 2021, respectively		57	59
Additional paid-in capital		1,201,622	1,477,291
Accumulated other comprehensive income		79,526	156,932
Retained earnings		1,531,220	1,959,539
Total Weibo shareholders’ equity		2,812,425	3,593,821
Non-controlling interests		16,191	27,577
Total shareholders’ equity		2,828,616	3,621,398
Total liabilities, redeemable non-controlling interests and shareholders’ equity		6,335,117	7,519,522

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2019	2020	2021
Revenues:
Advertising and marketing revenues
Third parties		1,202,437	1,202,712	1,633,242
Alibaba	10	97,772	188,597	181,241
SINA	10	112,974	48,353	96,359
Other related parties	10	117,028	46,493	69,953
		1,530,211	1,486,155	1,980,795
Value-added services revenues		236,703	203,776	276,288
Total revenues		1,766,914	1,689,931	2,257,083
Costs and Expenses
Cost of revenues		328,826	302,180	403,841
Sales and marketing		465,339	455,619	591,682
Product development		284,444	324,110	430,673
General and administrative		90,721	101,224	133,475
Total costs and expenses		1,169,330	1,183,133	1,559,671
Income from operations		597,584	506,798	697,412
Income (loss) from equity method investments		(13,198)	10,434	14,217
Realized gain from investments		612	2,153	3,243
Fair value changes through earnings on investments, net		207,438	35,115	(72,787)
Investment-related impairment		(249,935)	(211,985)	(106,800)
Interest income		85,386	85,829	77,280
Interest expense		(29,896)	(57,428)	(71,006)
Other income, net		4,406	4,997	9,159
Income before income tax expenses		602,397	375,913	550,718
Less: income tax expenses	9	109,564	61,316	138,841
Net income		492,833	314,597	411,877
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests		(1,842)	1,233	(16,442)
Net income attributable to Weibo’s shareholders		494,675	313,364	428,319

Net income		492,833	314,597	411,877
Other comprehensive income
Currency translation adjustments (for which there were no taxes)		(19,029)	148,547	78,196
Total comprehensive income		473,804	463,144	490,073
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests		(1,927)	1,695	(15,652)
Comprehensive income attributable to Weibo’s shareholders		475,731	461,449	505,725
Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	12	225,452	226,921	228,814
Diluted	12	226,412	227,637	230,206
Income per share:
Basic	12	2.19	1.38	1.87
Diluted	12	2.18	1.38	1.86

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

					Accumulated
				Additional	Other		Non-	Total
		Ordinary Shares		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Note	Shares	Amount	Capital	Income (Loss)	Earnings	Interests	Equity
Balance at December 31, 2018		224,838	57	1,071,836	(49,615)	723,181	2,679	1,748,138
Issuance of ordinary shares pursuant to stock plan		1,472	—	319	—	—	—	319
Non-cash stock-based compensation		—	—	61,289	—	—	—	61,289
Purchase of a subsidiary’s shares from non-controlling shareholders		—	—	469	—	—	(2,200)	(1,731)
Net income (loss)		—	—	—	—	494,675	(1,842)	492,833
Currency translation adjustments		—	—	—	(18,944)	—	(85)	(19,029)
Balance at December 31, 2019		226,310	57	1,133,913	(68,559)	1,217,856	(1,448)	2,281,819
Issuance of ordinary shares pursuant to stock plan		1,378	—	57	—	—	—	57
Non-cash stock-based compensation		—	—	67,105	—	—	—	67,105
Conversion of convertible debt		—	—	8	—	—	—	8
Sale of a subsidiary’s shares to non-controlling shareholders		—	—	539	—	—	978	1,517
Acquisition of subsidiaries with non-controlling interests		—	—	—	—	—	16,133	16,133
Net income		—	—	—	—	313,364	1,233	314,597
Net income attributable to redeemable non-controlling interests		—	—	—	—	—	(1,167)	(1,167)
Currency translation adjustments		—	—	—	148,085	—	462	148,547
Balance at December 31, 2020		227,688	57	1,201,622	79,526	1,531,220	16,191	2,828,616
Issuance of ordinary shares pursuant to stock plan		1,715	1	1,312	—	—	—	1,313
Issuance of shares - global offering, net of issuance costs	18	5,500	1	178,739	—	—	—	178,740
Shares lent to underwriters for settlement of over-allocations	18	1,650	—	—	—	—	—	—
Non-cash stock-based compensation		—	—	95,896	—	—	—	95,896
Compensation cost to non-controlling interest shareholders		—	—	—	—	—	3,215	3,215
Disposal of subsidiaries with non-controlling interests		—	—	(278)	—	—	12	(266)
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	10,811	10,811
Net income (loss)		—	—	—	—	428,319	(16,442)	411,877
Net loss attributable to redeemable non-controlling interests		—	—	—	—	—	13,000	13,000
Currency translation adjustments		—	—	—	77,406	—	790	78,196
Balance at December 31, 2021		236,553	59	1,477,291	156,932	1,959,539	27,577	3,621,398

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net income	492,833	314,597	411,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,772	32,107	55,008
Stock-based compensation	61,289	67,105	87,996
Amortization of operating lease assets	3,793	3,974	6,224
Non-cash compensation cost to non-controlling interest shareholders	—	—	23,246
Provision of allowance for credit losses	38,561	53,124	19,702
Deferred tax expenses (benefits)	16,839	(15,727)	(12,478)
(Income) loss from equity method investments	13,198	(10,434)	(14,217)
Dividend received from equity method investments	932	320	11,695
Gain on sale of investments	(612)	(2,153)	(3,243)
Fair value changes through earnings on investments, net	(207,438)	(35,115)	72,787
Investment-related impairment	249,935	211,985	106,800
Gain on disposal of property and equipment	(120)	(74)	(172)
Amortization of convertible debt and unsecured senior notes issuance cost	4,803	5,944	6,445
Changes in assets and liabilities:
Accounts receivable due from third parties	(115,086)	(75,685)	(273,728)
Accounts receivable due from Alibaba	(13,032)	(68,286)	49,003
Accounts receivable due from other related parties	28,362	54,699	(5,872)
Prepaid expenses and other current assets	(20,128)	(30,461)	2,589
Other non-current assets	(101)	(191)	(14,512)
Accounts payable	5,161	15,167	41,809
Accrued and other liabilities	117,606	62,404	274,803
Amount due from SINA	(90,129)	148,943	(7,787)
Deferred revenues	11,254	19,928	(56,181)
Operating lease liabilities	(3,502)	(4,315)	(6,684)
Income taxes payable	11,463	(6,210)	38,910
Net cash provided by operating activities	631,653	741,646	814,020
Cash flows from investing activities:
Purchases of bank time deposits and wealth management products	(1,230,596)	(3,170,291)	(1,170,070)
Maturities of bank time deposits and wealth management products	869,792	2,600,010	2,040,599
Investment in and prepayment on long-term investments	(688,920)	(392,547)	(1,593,880)
Proceeds from disposal of/refund of prepayment on long-term investments	60,307	289,631	447,381
Proceeds from disposal of property and equipment	122	92	383
Purchases of property and equipment	(21,746)	(34,828)	(35,094)
Prepayment for purchase of SINA Plaza	—	—	(132,531)
Loans to SINA	(233,884)	(473,777)	(978,162)
Repayment of loans by SINA	43,567	181,697	1,058,574
Payment for acquisitions, net of cash acquired	—	(214,302)	(61,160)
Net cash used in investing activities	(1,201,358)	(1,214,315)	(423,960)
Cash flows from financing activities:
Proceeds from employee options exercised	275	122	1,313
Proceeds from unsecured senior notes, net of issuance costs	793,325	740,324	—
Proceeds from global offering, net of issuance costs	—	—	188,129
Payments to non-controlling shareholders	(1,731)	—	—
Proceeds from sale of a subsidiary’s equity interest to a non-controlling shareholder	—	1,517	—
Net cash provided by financing activities	791,869	741,963	189,442
Effect of exchange rate changes on cash and cash equivalents	(3,775)	92,565	29,357
Net increase in cash and cash equivalents	218,389	361,859	608,859
Cash and cash equivalents at the beginning of the period	1,234,596	1,452,985	1,814,844
Cash and cash equivalents at the end of the period	1,452,985	1,814,844	2,423,703
Supplemental disclosure of cash flow information
Cash paid for interest expenses on convertible debt/unsecured senior notes	(11,250)	(65,906)	(37,906)
Cash paid for income taxes	(80,666)	(82,667)	(111,260)
Supplemental schedule of non-cash investing and financing activities
Property and equipment in accounts payable	4,693	3,985	5,520
Unpaid consideration for acquisition	—	10,280	6,293
Consideration settled for acquisition	(10,000)	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

1. Operations

Weibo Corporation (“Weibo” or the “Company”) leading social media platform in China for people to create, discover and distribute content. By providing a simple and inspirational way for people and organizations in China and the global Chinese communities to publicly express themselves in real time, interact with others on a platform with vast scale and stay connected with the world, Weibo has had a profound social impact in China. Launched in 2009, Weibo has been committed to enabling faster, easier, and richer connection among people and has become an integral part of many of Weibo users’ daily lives.

Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) and received US$306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares was automatically converted into Class A ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

In December 2021, the Company successfully listed its Class A ordinary shares on the main board of the Hong Kong Stock Exchange. Net proceeds from the offering, after deducting estimated underwriting fees and other offering expenses, were US$178.4 million.

Weibo Corporation is an exempted company with limited liability under the laws of the Cayman Islands. WB Online and Weibo HK are wholly owned subsidiaries of the Company, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The operation of Weibo business is carried out by various subsidiaries and variable interest entities (“VIE”) of the Company. The Company’s VIEs and VIEs’ subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIEs and VIEs’ subsidiaries together are referred to as “the Group”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

1. Operations (Continued)

The following sets forth the Company’s major subsidiaries, major VIEs and major VIEs’ subsidiary:

			Percentage of
			Direct/
			Indirect
	Date of	Place of	Economic
Company	Incorporation	Incorporation	Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

WB Online Investment Limited (“WB Online”)	June 5, 2014	Cayman Islands	100%

Hangzhou Weishichangmeng Advertising Co., Ltd. (“Weishichangmeng”)	September 25,2018	PRC	100%
Major VIEs
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	99%

Beijing Weimeng Chuangke Investment Management Co., Ltd. (“Weimeng Chuangke”)	April 9, 2014	PRC	100%

Major VIEs’ subsidiary
Beijing Weibo Interactive Internet Technology Co., Ltd. (“Weibo Interactive”)	Acquired in May 2013	PRC	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

1. Operations (Continued)

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA granted the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sub licensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company granted SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sub licensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue to be in effect unless and until terminated as provided in the agreement.

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

Total cost and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Cost of revenues	22,246	19,462	14,749
Sales and marketing	9,770	5,966	3,319
Product development	13,141	10,505	10,083
General and administrative	6,691	7,078	10,119
	51,848	43,011	38,270

While the costs and expenses allocated to the Group for these items are not necessarily indicative of the costs and expenses that would have been incurred if the Group had transactions with independent third party suppliers directly or hired more employees, the Company does not believe that there is any significant difference between the nature and amounts of these allocated costs and expenses and the ones that would have been incurred if the Group had transactions with independent third party suppliers directly or hired more employees.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, VIEs, controlled by the WFOE through a series of contractual agreements, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

1. Operations (Continued)

Consolidation (Continued)

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIEs, which hold critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and expense, and net income in China were generated directly or indirectly through the VIEs. The Company relies on contractual arrangements among its PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs and the Group has determined that it is the primary beneficiary of the VIEs through its PRC subsidiaries’ contractual arrangements with the VIEs. Accordingly, the Company has consolidated the VIEs’ and VIEs’ subsidiaries’ results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2020 and 2021, the total amounts of interest-free loans to the VIEs’ shareholders were US$89.5 million and US$92.0 million, respectively. The VIEs and VIEs’ subsidiaries had accumulated deficit of US$96.1 million and US$132.5 million as of December 31, 2020 and 2021,respectively, which were included in the Group’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

1. Operations (Continued)

Consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets and consolidated statements of comprehensive income:

	As of December 31,
	2020	2021

	(In US$ thousands)
Cash and cash equivalents	274,003	183,543
Short-term investments	171,207	110,472
Accounts receivable	431,022	650,278
Prepaid expenses and other current assets	55,653	160,722
Amount due from SINA	31,142	36,211
Property and equipment, net	692	1,812
Operating lease assets	1,783	28,049
Intangible assets, net	146,976	166,930
Goodwill	61,712	130,405
Long-term investments	394,745	439,922
Other non-current assets	15,615	352,008
Total assets	1,584,550	2,260,352

Accounts payable	83,336	129,498
Accrued and other liabilities	341,552	480,866
Income taxes payable	26,417	41,882
Deferred revenues	85,846	57,348
Amount due to the subsidiaries of the Group	968,138	1,462,242
Operating lease liability	1,704	28,022
Deferred tax liability	32,418	39,637
Other non-current liabilities	2,102	15,122
Total liabilities	1,541,513	2,254,617

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

1. Operations (Continued)

Consolidation (Continued)

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Net revenues	1,472,867	1,319,080	1,821,294
Net income (loss) after intercompany service fee charge	9,874	(129,126)	(36,406)

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Net cash provided by (used in) operating activities *	(100,987)	157,262	481,541
Net cash used in investing activities	(280,404)	(272,958)	(583,397)
Net cash provided by financing activities	441,952	290,234	11,396

*Net cash provided by operating activities of VIEs and VIEs’ subsidiaries for the year ended December 31, 2020 has been revised to reduce the amount by US$171.2 million to correct an error in previously issued financial statements included in 2020 Form 20-F.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to US$196.6 million and US$241.4 million as of December 31, 2020 and 2021, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was US$27.6 million, US$8.7 million and US$3.4 million for 2019, 2020 and 2021, respectively.

The VIEs hold assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, the domain names of Weibo.com, Weibo.cn and Weibo.com.cn and so on. Recognized revenue-producing assets held by the VIEs include game technology, live streaming platform technology, supplier-relationship contracts, and trademark and domain names, which were acquired through the previous acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, VIP membership, and game-related services, as well as trademarks, are also held by Weibo Technology.

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Weimeng, who are senior officers of the Group or SINA, but not the controlling shareholders of SINA, with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In the consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

1. Operations (Continued)

Consolidation (Continued)

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

Agreement on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of Weimeng has authorized Weibo Technology to exercise all his voting power as a shareholder of the applicable VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Weimeng, including without limitation to the appointment of directors, transfer, mortgage or dispose of Weimeng’s assets, transfer of any equity interest in Weimeng, and merger, split, dissolution and liquidation of Weimeng. The authorizations are irrevocable and will not expire until Weimeng dissolves.

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

Spousal Consent Letters. Each of the spouses of the shareholders of Weimeng signed the spousal consent letters. The shareholders, except for the third party minority stakeholder, collectively hold 99% equity interest in Weimeng. Pursuant to the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned loan agreements, share transfer agreements, loan repayment agreements, agreement on authorization to exercise shareholder’s voting power and share pledge agreements and has read and understood the contractual arrangements. Each signing spouse has committed not to make any assertions in connection with the equity interests of the relevant shareholder’s interest in Weimeng, to execute all necessary documents and take all necessary actions to ensure appropriate performance of the abovementioned agreements, and, if the spouse obtains any equity interests of Weimeng, to be bound by the abovementioned agreements, comply with the obligations thereunder as a shareholder of Weimeng and sign a series of written documents in substantially the same format and content as the abovementioned agreements.

These VIE agreements provide Weibo Technology with the power to direct the activities that most significantly affect the economic performance of the Group’s consolidated VIEs and enable the Group to receive substantially all of the economic benefits generated by them. For the years ended December 31, 2019, 2020 and 2021, the total amount of service fees that Weibo Technology charged to Weimeng under these service agreements and trademark license agreement was US$832.4 million, US$766.8 million and US$1,026.2 million, respectively, which were based on the actual cost incurred from providing the services and the operations of Weimeng.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

1. Operations (Continued)

Consolidation (Continued)

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

Use of estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, long-term investments, goodwill and other long-lived assets, allowances for credit losses, stock-based compensation, the estimated useful lives of assets, convertible debt, business combination, and foreign currency. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Revenue recognition

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

Revenue disaggregated by revenue source for the years ended December 31, 2019, 2020 and 2021 consists of the following:

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Advertising and marketing revenues	1,530,211	1,486,155	1,980,795
Value-added services revenues	236,703	203,776	276,288
Total revenues	1,766,914	1,689,931	2,257,083

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. Deferred revenues related to unsatisfied performance obligations at the end of the period are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as VIP membership, live streaming, and virtual currency or in-game virtual items sold for game related services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period was US$88.3 million, US$91.5 million and US$126.5 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Practical Expedients and Exemptions

The Group generally expenses sales commissions when incurred because the amortization period is generally one year or less. These costs are recorded within sales and marketing expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Revenue recognition (Continued)

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

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combinations of service to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition. Contracts with customers of online advertising may require cooperation from third parties. The Group pays a predetermined portion of revenues earned from advertising contracts to the third parties such as key opinion leaders who participate in advertising and promotion activities by monetizing their social assets. The Group has determined that it is the principal in these transactions, as it has primary responsibility for fulfilling all the obligations related to advertising contracts. The Group has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Group records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Group’s properties. Barter transactions in which physical goods or services are received in exchange for advertising services are recorded based on the fair values of the goods or services received.

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, mainly including VIP membership, live streaming, and game-related services. Other value-added services revenues mainly include the revenues from the provision of traffic acquisition services to various customers. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

VIP membership. VIP membership mainly includes a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Revenue recognition (Continued)

Live streaming. Live streaming generates revenue from sales of virtual items on the live-streaming platform (“Yizhibo”). Users can access the platform and view the live streaming content and interact with the broadcasters for free.

The Group designs, creates and offers various virtual items for sales to users with pre-determined selling prices. Each virtual item is considered as a distinctive performance obligation. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Users can purchase and present virtual items to broadcasters to show support for their favorite ones. Under the arrangements with broadcasters or broadcaster agencies, the Group shares with them a portion of the revenues derived from the consumption of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group has determined that it acts as the principal to fulfill all obligations related to the live streaming services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues. The Group does not have further obligations to the user after the virtual items are consumed.

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

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, revenue-share cost, advertisement production cost, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group is subject to 3% cultural business construction fees for its advertising and marketing revenues, which is included in cost of revenues. Starting from July 1 2019, the 3% cultural business construction fees was reduced to 1.5%. Moreover, as part of the measures taken by the government to ease the negative impact from Covid-19 pandemic, the cultural business construction fees were exempted for the fiscal years of 2020 and 2021. An aggregate of US$24.6 million and US$28.7 million cultural business construction fees was exempted for the years ended December 31, 2020 and 2021,respectively.

Sales and marketing expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. Pursuant to the adoption of ASC 606, the recognition of revenues and expenses at fair value for advertising barter transactions has resulted in an increase of revenue and advertising expenses. For the years ended December 31, 2019, 2020 and 2021, the advertising and promotional expenses were US$352.3 million, US$330.9 million and US$418.0 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Product development expenses

Product development expenses consist mainly of payroll-related expenses and infrastructure costs incurred for enhancement to and maintenance of the Group’s platform, as well as costs associated with new product development and product enhancements, part of which were allocated from SINA. The Group expenses all costs incurred for the planning, post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Stock-based compensation

All stock-based awards to employees and directors, such as stock options and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The guidance is applicable to accounts receivable and the Group adopted ASC Topic 326 on January 1, 2020. Accounts receivable are recorded at the original amounts less an allowance for any potential uncollectible amounts. The Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of comprehensive income. The initial impact of applying ASC Topic 326 on the consolidated financial statements is immaterial to the Group’s retained earnings as of January 1, 2020.

ASC Topic 326 is also applicable to the loans to and interest receivable from other related parties included in the prepaid expenses and other current assets and other non-current assests on the consolidated balance sheets. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk and other non-current assets characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and the cash flow forecasts considering current and future economic conditions.

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

The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of the Group’s long-term investments in the equity securities of publicly listed companies are measured using quoted market prices. The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Fair value measurements (Continued)

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

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, including cash flow forecasts and critical assumptions used in cash flow forecasts, such as the investees’ revenue growth rate, terminal growth rate, discount rate, selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability.

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

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

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

Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, “Leases (Topic 842)”, which requires a lessee to recognize a liability to make lease payments (the Lease Liability) and corresponding right-of-use assets (the Operating Lease Assets), arising from operating leases, on balance sheet, representing its right to use the underlying asset for the lease term. The Group adopted the new lease standard using the transition method by applying the standard to all leases existing at the date of initial application. The adoption of new leasing guidance resulted in recognition of US$14.4 million of operating lease assets and US$14.9 million of leasing liabilities as of January 1, 2019, respectively, and no impact to the beginning retained earnings of the year.

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

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were US$22.4 million, US$26.5 million and US$32.8 million for the years ended December 31, 2019, 2020 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Long-lived assets (Continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries, consolidated VIEs and VIEs’ subsidiaries. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The guidance provides option that the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For years ended December 31, 2019, 2020 and 2021, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from three to ten years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

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

Foreign currency

The Company’s reporting currency and functional currency is the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in other income, net.

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021 were a loss of US$19.0 million, a gain of US$148.5 million and a gain of US$78.2 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Concentration of risks

Concentration of credit risk. Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Group has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the US, PRC and Hong Kong, which are among the largest and most respected financial institutions with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2020 and 2021, the Group had US$3.0 billion and US$2.5 billion, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba, as an advertiser, accounted for 6%, 9% and 6% of the Group’s total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. No customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 28%, 32% and 35% of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consist of amounts due from advertising agencies and direct customers. Alibaba accounted for 28% and 12% of the Group’s net accounts receivable as of December 31, 2020 and 2021, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2020 and 2021, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was US$1,651.3 million and US$1,485.1 million, accounting for 47% and 47% of the Group’s total cash, cash equivalents and short-term investments balance at the respective dates. As of December 31, 2020 and 2021, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was US$492.0 million and US$723.1 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2020 and 2021, the Group’s current liabilities balance denominated in RMB was US$947.6 million and US$1,224.6 million, accounting for 99% and 57% of its total current liabilities balance. The decrease in proportion of total current liabilities in RMB in 2021 was mainly due to the US$896.5 million convertible debt, which is denominated in US dollar and will mature within one year. The Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of the RMB against the U.S. dollars. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

2. Significant Accounting Policies (Continued)

Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2020	2021

	(In US$ thousands)
Cash and cash equivalents:
Cash	1,814,844	2,423,703
Short-term investments:
Bank time deposits	1,515,880	603,838
Wealth management products	166,168	107,224
Subtotal	1,682,048	711,062
Total cash, cash equivalents and short-term investments	3,496,892	3,134,765

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was US$85.4 million, US$85.8 million and US$77.3 million for the years ended December 31, 2019, 2020 and 2021, respectively, including US$57.4 million, US$52.3 million and US$46.1 million interest income from cash, cash equivalents and short-term investments for the periods presented. The maturity dates for the time deposits and wealth management products were within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Equity Securities
	Without Readily		Equity Securities With
	Determinable Fair		Readily Determinable
	Values	Equity Method	Fair Values	Total

	(In US$ thousands)
Balance at December 31, 2018	570,619	122,491	1,476	694,586
Investments made/transferred from prepayments	268,734	91,869	15,017	375,620
Loss from equity method investment	—	(13,198)	—	(13,198)
Dividend received from equity method investment	—	(932)	—	(932)
Disposal of investments	(1,724)	(165)	—	(1,889)
Reclassification of equity investment without readily determinable fair values to those with readily determinable fair values	(81,385)	—	81,385	—
Impairment on investments	(230,859)	—	—	(230,859)
Fair value change through earnings (including adjustment of subsequent price changes)	35,838	—	171,600	207,438
Currency translation adjustment	(2,621)	(686)	—	(3,307)
Balance at December 31, 2019	558,602	199,379	269,478	1,027,459
Investments made/transferred from prepayments	134,925	92,925	30,500	258,350
Income from equity method investment	—	10,434	—	10,434
Dividend received from equity method investment	—	(320)	—	(320)
Disposal of investments	(2,067)	—	(48,334)	(50,401)
Impairment on investments	(126,820)	—	—	(126,820)
Fair value change through earnings (including adjustment of subsequent price changes)	(2,462)	—	37,577	35,115
Currency translation adjustment	16,906	8,743	—	25,649
Balance at December 31, 2020	579,084	311,161	289,221	1,179,466
Investments made/transfers from prepayments	96,768	182,200	—	278,968
Income from equity method investment, net	—	14,217	—	14,217
Dividend received from equity method investments	—	(11,695)	—	(11,695)
Disposal of investments	(75,667)	—	(4,946)	(80,613)
Changes from measurement alternative to consolidation (Note 6)	(66,415)	—	—	(66,415)
Reclassification of equity investment without readily determinable fair values to those with readily determinable fair values	(142,000)	—	142,000	—
Impairment on investments	(106,800)	—	—	(106,800)
Fair value change through earnings	(23,316)	—	9,877	(13,439)
Currency translation adjustment	7,062	6,900	—	13,962
Balance at December 31, 2021	268,716	502,783	436,152	1,207,651

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

4. Long-term Investments (Continued)

For the years ended December 31, 2019, 2020 and 2021, the Group invested in private companies totaling US$268.7 million, US$134.9 million and US$96.8 million, respectively, which were accounted for under investments without readily determinable fair values. These investments were primarily to further expand and strengthen the Group’s ecosystem and mainly included a follow-on investment of US$100.0 million in Yixia Tech Co., Ltd. (“Yixia Tech”), a developer of mobile video apps in 2019, an investment of US$46.8 million in a financing guarantee company and an investment of US$30.6 million in a commercial search business in 2020, as well as a further investment of US$39.5 million in the company operating Wuta application and a follow-on investment of US$20.0 million in a company providing online brokerage services during 2021. The Group obtained control of the company operating the Wuta application through the step acquisition and recorded US$27.6 million fair value change loss for the equity interest previously held by the Group immediately prior to the step acquisition. The impact of the transaction was reflected in the changes from measurement alternative to consolidation. The Group also invested US$91.9 million, US$92.9 million and US$182.2 million in companies, which were accounted for under equity method, for the years ended December 31, 2019, 2020 and 2021, respectively. These investments mainly included a US$57.4 million investment in a company providing consumer finance services in 2019, and several investment funds in 2020 and 2021, respectively.

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

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of December 31, 2020 and 2021, respectively, including cumulative upward and downward adjustments made to the initial cost basis of the securities.

Cumulative Results
(In US$ thousands)
Initial cost basis	870,893
Upward adjustments	81,458
Downward adjustments	(383,698)
Foreign currency translation	10,431
Total carrying value at December 31, 2020	579,084

Initial cost basis	656,011
Upward adjustments	85,710
Downward adjustments	(490,498)
Foreign currency translation	17,493
Total carrying value at December 31, 2021	268,716

The Group assessed or engaged independent valuation firms to help the management assess the fair value of certain investments as of December 31, 2020 and 2021, using Level 3 of fair value measurement and concluded that impairment was warranted for those investments at the year end. Thus, the Group recognized US$126.8 million and US$106.8 million impairment charges to investments without readily determinable fair value for the years ended December 31, 2020 and 2021, respectively. The impairment charges mainly included a partial impairment of US$59.8 million on an investee in e-commerce business as well as a US$39.3 million write-off on a game company in 2020, and a full impairment of US$75.3 million on the investment in Yixia Tech in 2021, due to their unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

4. Long-term Investments (Continued)

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classified the valuation techniques that use these inputs as Level 1 of fair value measurements. In December 2019, one of the Group’s investees, Beijing Showworld Technology Co., Ltd. (“Showworld”), a company providing social and new media marketing services, completed its listing on Shanghai Stock Exchange through an equity reconstruction with a then-listed company. Before Showworld’s IPO, the Group accounted for the investment under equity securities without readily determinable fair values and then reclassified it to investments with readily determinable fair values the moment it went public. The Group recorded a fair value change gain of US$204.7 million and US$1.0 million for Showworld in 2020 and 2021, respectively. One of the Group’s investees, Didi Global Inc. (“Didi”), a company operating a mobility technology platform, completed its initial public offering and started trading on July 1, 2021, China time. Therefore, investment in Didi amounting to US$142.0 million was transferred from measurement alternative to equity securities with readily determinable fair value, and a fair value change gain of US$7.1 million was recorded in 2021.

The following table shows the carrying amount and fair value of the marketable securities:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

	(In US$ thousands)
Showworld	81,385	204,675	—	286,060
Other marketable securities	15,274	—	(12,113)	3,161
December 31, 2020	96,659	204,675	(12,113)	289,221
Showworld	81,385	205,659	—	287,044
Didi	142,000	7,108	—	149,108
December 31, 2021	223,385	212,767	—	436,152

The Group recorded investment-related impairment of US$249.9 million, US$212.0 million and US$106.8 million for the years ended December 31, 2019, 2020 and 2021, respectively, due to the investees not performing to expectation or them becoming incapable of making repayments. The impairment charges in 2020 included a partial impairment of US$59.8 million on an investee in e-commerce business, a US$39.3 million write-off on a game company, and US$82.2 million impairment charge on loans to investees (Note 10), as well as other impairments of US$30.7 million. The impairment charges in 2021 was mainly caused by a full impairment of US$75.3 million on the investment in Yixia Tech.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

5. Leases (Continued)

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

The components of lease cost for the years ended December 31, 2019,2020 and 2021 were as follows:

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Operating lease cost	4,693	4,902	7,625
Short-term lease cost	2,663	3,167	4,776
Variable lease cost	4,172	4,479	5,287
Total lease cost	11,528	12,548	17,688

Other information related to leases was as follows:

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Supplemental Cash Flows Information:
Cash paid for operating leases	(4,683)	(5,522)	(8,948)
Operating lease assets obtained in exchange for operating lease liabilities	944	1,675	65,459

Maturities of lease liabilities under operating leases as of December 31, 2021 were as follows:

Year Ended December 31,	(In US$ thousands)
2022	11,271
2023	10,329
2024	10,861
2025	10,413
2026 and thereafter	44,073
Total future payments for recognized leasing assets	86,947
Less: leases not yet commenced	6,520
Less: imputed interest	20,466
Total lease liabilities	59,961

The increase of operating lease assets obtained in exchange for operating lease liabilities in 2021 was mainly due to the renewal of lease agreements expired and several new lease agreements signed by the Group in 2021. As of December 31, 2021, operating leases recognized in lease liabilities have average remaining lease terms of 11.8 years and weighted-average discount rate of 5%. As of December 31, 2021, the Group had lease contract valued at US$6.5 million that has been entered into but not yet commenced.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

6.Goodwill, Intangible Assets and Acquisitions

On October 31, 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. or JM Tech, which provides online interactive entertainment services, to acquire the majority of JM Tech’s equity interest, with a total consideration of US$218.6 million. The Group also entered into a contingent payment arrangement and a contingent allocation arrangement over the JM Tech’s earnings with the founder and CEO of the company, both of which are subject to a service period through December 31, 2022 and certain performance conditions. The Group accounted for these arrangements as compensation expenses over the required service period when it is probable that the performance conditions will be met. The transaction was reflected in the Group’s consolidated financial statements from November 1, 2020. An independent valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on acquisition date included launched games and games in development stage of  US$124.2 million with estimated lives ranging from four to ten years. The intangible assets were measured at fair value upon acquisition primarily using valuation techniques under the income approach. Key assumptions and estimates used in determining the fair value of these intangible assets include cash flow forecasts, the revenue growth rates and the discount rate.

The consideration of the acquisition of JM Tech was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of October 31, 2020
(In US$ thousands)
Consideration	218,590
Redeemable non-controlling interest (Note 17)	55,192
Non-controlling interest	16,133
Total	289,915

Short-term investments acquired	155,205
Other assets acquired	26,087
Identifiable intangible assets acquired	124,196
Goodwill	30,075
Liabilities assumed	(45,648)
Total	289,915

JM Tech contributed US$11.5 million of revenues and US$7.2 million of net income to the Group in 2020. Since it did not have a material impact on the Group’s consolidated financial statements, pro forma disclosures have not been presented.

In the second quarter of 2021, the Group acquired another 51.2% equity interest of an investee operating a leading mobile photo and video application in China, Wuta application, in which the Group previously held 34.8% equity interest, with a cash consideration of US$39.5 million. The Group obtained the control and held 86% equity interest in the investee upon completion of the transaction on May 1, 2021. An independent valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on the acquisition date included user base, domain names and operating system of US$16.5 million with estimated lives ranging from three to ten years. The intangible assets were measured at fair value upon acquisition primarily using royalty savings method, multi-periods excess earning model and cost approach. Key assumptions and estimates used in determining the fair value of these intangible assets include cash flow forecasts, the revenue growth rates, the discount rate, the customer attrition rate and replacements costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

6. Goodwill, Intangible Assets and Acquisitions (Continued)

The consideration of the acquisition of the company operating Wuta application was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of May 1, 2021
(In US$ thousands)
Consideration	39,540
Fair value of previously held equity interest	26,875
Non-controlling interest	10,811
Total	77,226

Cash and short-term investments acquired	5,786
Other assets acquired	6,801
Identifiable intangible assets acquired	16,495
Goodwill	51,034
Liabilities assumed	(2,890)
Total	77,226

In August 2021, the Group acquired an E-sports team and the related assets. An independent valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on acquisition date included game related assets of US$19.3 million with estimated lives of ten years. The intangible assets were measured at fair value upon acquisition primarily using royalty savings method and multi-periods excess earning method. Key assumptions and estimates used in determining the fair value of these intangible assets include discount rate, terminal growth rate and royalty rate.

The consideration of the acquisition of the E-sports team and the related assets was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of August 1, 2021
(In US$ thousands)
Consideration	30,953

Identifiable intangible assets acquired	19,274
Goodwill	14,745
Liabilities assumed	(3,066)
Total	30,953

The two acquisitions completed in 2021 mentioned above individually contributed immaterial amounts to revenues and net income for 2021. Since they did not have a material impact on the Group’s consolidated financial statements, pro forma disclosures have not been presented. Apart from what have been disclosed above, there was no other acquisitions during the years ended December 31, 2019, 2020 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

6. Goodwill, Intangible Assets and Acquisitions (Continued)

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising &	Value-added
	Marketing	services	Total

	(In US$ thousands)
Balance as of December 31, 2018	29,346	—	29,346
Currency translation adjustment	(357)	—	(357)
Balance as of December 31, 2019	28,989	—	28,989
Acquisition of JM Tech	—	30,075	30,075
Currency translation adjustment	1,910	738	2,648
Balance as of December 31, 2020	30,899	30,813	61,712
Acquisition of the company operating Wuta application	51,034	—	51,034
Acquisition of an E-sports team	—	14,745	14,745
Currency translation adjustment	1,813	1,101	2,914
Balance as of December 31, 2021	83,746	46,659	130,405

The Group performs at least annually a qualitative analysis on the goodwill arising from acquisitions taking into consideration the events and circumstances listed in ASC350 Intangibles — Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. For the years ended December 31, 2019, 2020 and 2021, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2020			As of December 31, 2021
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In US$ thousands)			(In US$ thousands)
Game related	127,238	(2,199)	125,039	150,371	(16,649)	133,722
Technology	9,544	(4,417)	5,127	10,172	(5,494)	4,678
Trademark and Domain name	12,788	(1,542)	11,246	20,078	(4,458)	15,620
Supplier-relationship	10,253	(4,689)	5,564	10,538	(6,961)	3,577
Others	2,449	(2,449)	—	13,924	(4,591)	9,333
Total	162,272	(15,296)	146,976	205,083	(38,153)	166,930

The amortization expense for the years ended December 31, 2019, 2020 and 2021 was US$3.4 million, US$5.7 million and US$22.2 million, respectively. As of December 31, 2021, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In US$ thousands)
2022	24,662
2023	23,150
2024	21,456
2025	17,620
2026 and thereafter	80,042
Total expected amortization expense	166,930

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

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

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2019	2020	2021*

	(In US$ thousands)
Cost of revenues	5,251	5,384	8,112
Sales and marketing	9,828	9,983	15,292
Product development	28,628	33,093	43,622
General and administrative	17,582	18,645	20,970
	61,289	67,105	87,996
*	Excluded non-cash stock-based compensation of US$7.9 million to SINA employees charged through Amount due from SINA in 2021.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2018	17,293
Addition	—
Granted*	(2,411)
Cancelled/expired/forfeited	222
December 31, 2019	15,104
Addition	—
Granted*	(3,040)
Cancelled/expired/forfeited	431
December 31, 2020	12,495
Addition	—
Granted*	(5,752)
Cancelled/expired/forfeited	692
December 31, 2021	7,435

*     For the years ended December 31, 2019, 2020 and 2021, 2.4 million, 2.5 million and 5.8 million restricted share units were granted under the 2014 Plan, respectively. Options of nil, 0.5 million and nil were granted during 2019, 2020 and 2021,respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

7. Stock-Based Compensation (Continued)

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)	(In US$)	(In years)	(In US$ thousands)
December 31, 2018	184	3.45	1.5	10,089
Granted	—	—
Exercised	(95)	3.41
Cancelled/expired/forfeited	—	—
December 31, 2019	89	3.49	0.7	3,799
Granted	482	32.68
Exercised	(16)	3.47
Cancelled/expired/forfeited	(4)	30.96
December 31, 2020	551	28.85	5.8	6,683
Granted	—	—
Exercised	(105)	12.70
Cancelled/expired/forfeited	(59)	32.68
December 31, 2021	387	32.68	5.6	—

Vested and expected to vest as of December 31, 2020	503	28.50	5.7	6,294
Exercisable as of December 31, 2020	72	3.50	0.2	2,707

Vested and expected to vest as of December 31, 2021	351	32.68	5.6	—
Exercisable as of December 31, 2021	82	32.68	5.6	—

The total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 was US$4.2 million, US$0.5 million and US$4.0 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2020 and 2021 was US$40.99 and US$30.98, respectively. Cash received from the exercise of stock options during the years ended December 31, 2019, 2020 and 2021 was US$0.3 million, US$0.1 million and US$1.3 million, respectively. As of December 31, 2020 and 2021, unrecognized compensation cost (adjusted for estimated forfeitures), related to non-vested stock options granted to the Company’s employees and directors was US$5.4 million and US$3.2 million, respectively. As of December 31, 2021, total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.7 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)	(In US$)	(In thousands)	(In US$)	(In years)
As of December 31, 2020
US$ 3.43 - US$3.50	72	3.50	72	3.50	0.2
US$32.68	479	32.68	—	—	—
	551	28.85	72	3.50	0.2
As of December 31, 2021
US$32.68	387	32.68	82	32.68	5.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

7. Stock-Based Compensation (Continued)

Restricted Share Units

Summary of Performance-Based Restricted Share Units

The following table sets forth a summary of performance-based restricted share unit activities:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2018	4	87.14
Awarded	98	64.33
Vested	(4)	87.14
Cancelled	(39)	69.14
December 31, 2019	59	61.17
Awarded	46	36.49
Vested	(54)	60.16
Cancelled	(34)	36.49
December 31, 2020	17	36.49
Awarded	15	54.08
Vested	(2)	38.78
Cancelled	(19)	40.63
December 31, 2021	11	54.17

As of December 31, 2020 and 2021, there was no material unrecognized compensation cost (adjusted for estimated forfeitures), related to performance-based restricted share units granted to the Company’s employees, respectively.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2018	2,756	48.62
Awarded	2,313	45.49
Vested	(1,374)	37.60
Cancelled	(183)	48.48
December 31, 2019	3,512	50.89
Awarded	2,512	33.50
Vested	(1,307)	49.12
Cancelled	(393)	44.96
December 31, 2020	4,324	41.86
Awarded	5,737	47.95
Vested	(1,608)	45.66
Cancelled	(614)	44.02
December 31, 2021	7,839	45.37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

7. Stock-Based Compensation (Continued)

Restricted Share Units

As of December 31, 2020 and 2021, unrecognized compensation cost (adjusted for estimated forfeitures) was US$139.6 million and US$275.7 million, respectively, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. As of December 31, 2021, this cost is expected to be recognized over a weighted-average period of 3.3 years. The total fair value based on the vesting date of the restricted share units vested was US$51.7 million, US$64.2 million and US$73.4 million for the years ended December 31, 2019, 2020 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

8. Other Balance Sheet Components

	As of December 31,
	2019	2020	2021

	(In US$ thousands)
Accounts receivable, net:
Due from third parties		343,220	620,632
Due from Alibaba		135,321	89,344
Due from other related parties		48,625	55,763
Total gross amount		527,166	765,739
Allowance for credit losses:
Balance at the beginning of the year	(12,429)	(36,594)	(35,156)
Additional provision charged to expenses, net	(38,561)	(53,124)	(19,702)
Write-off	14,396	54,562	12,208
Balance at the end of the year	(36,594)	(35,156)	(42,650)
		492,010	723,089

Prepaid expenses and other current assets:
Rental and other deposits		1,186	1,949
Deductible value-added taxes		598	3,063
Investment prepayment(1)		15,308	—
Loans to and interest receivable from other related parties(2) (Note 10)		158,622	219,679
Loans to and interest receivable from third parties(2)		41,784	137,024
Advertising prepayment		18,888	12,011
Prepayment to outsourced service providers		3,719	3,776
Amounts deposited by users(3)		45,745	53,997
Content fees		3,080	1,695
Others		7,827	17,532
		296,757	450,726

Property and equipment, net:
Computers and equipment		165,880	188,476
Leasehold improvements		6,429	7,331
Furniture and fixtures		2,159	2,554
Others		5,077	7,233
Property and equipment, gross		179,545	205,594
Accumulated depreciation		(118,913)	(137,198)
		60,632	68,396

Other non-current assets
Investment-related deposits(4)		15,450	366,067
Loans to and interest receivable from a related party(2) (Note 10)		—	480,786
Prepayment for purchase of SINA Plaza(5)		—	133,734
Wealth management products, long-term(6)		—	50,159
Deferred tax assets		27,020	40,537
Others		2,126	11,558
		44,596	1,082,841
Accrued and other liabilities(7):
Payroll and welfare		126,023	170,534
Marketing expenses		59,410	82,471
Sales rebates		222,064	359,813
Professional fees		3,880	7,791
VAT and other tax payable		49,971	53,589
Amounts due to users(3)		45,745	53,997
Unpaid consideration for acquisition		10,280	6,293
Unpaid consideration for investment		19,257	441
Interest payable for convertible debt and unsecured senior notes		923	27,579
Listing expenses payable		—	9,347
Others		19,200	49,178
		556,753	821,033

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

8. Other Balance Sheet Components (Continued)

(1)	For the years ended December 31, 2019 and 2020, the Group recognized US$19.1 million and US$1.5 million of impairment charges on investment prepayment (all fully impaired), respectively, due to the deterioration of investees’ operations resulting in their inability to refund the prepayments. No impairment charges on investment prepayment was recorded for the year ended December 31, 2021.
(2)	Loans to related parties and third parties incurred for the years ended December 31, 2019, 2020 and 2021 were non-trade in nature.
(3)	Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelopes” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and VIP membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivable temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.
(4)	As of December 31, 2021, investment-related deposits primarily included US$77.9 million in a micro loan company and US$269.1 million in a game company. These non-current assets will be transferred to long-term investment when the legal procedures are completed.
(5)	Weibo entered into a letter of intent to purchase the office building (SINA Plaza) from SINA and made a prepayment. As of December 31, 2021, the balance of prepayment for SINA Plaza was US$133.7 million.
(6)	The Group measures wealth management products at fair value. It engaged an independent valuation firm to help the management to determine the fair value of certain wealth management products which were overdue in 2021. US$59.3 million loss for those products was recognized in fair value changes through earnings on investments, net, on the consolidated statements of comprehensive income in 2021. The remaining fair value of those products amounting to US$50.2 million was recorded in other non-current assets as of December 31, 2021.
(7)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands, except percentage)
Income before income tax expenses	602,397	375,913	550,718
Less: loss from non-China operations	(106,256)	(57,031)	(232,830)
Income from China operations	708,653	432,944	783,548
Income tax expense applicable to non-China operations	21,473	2,852	1,355
Income tax expense applicable to China operations	88,091	58,464	137,486
Total income tax expenses	109,564	61,316	138,841
Effective tax rate for China operations	12.4%	13.5%	17.5%
Effective tax rate for the Group	18.2%	16.3%	25.2%

The Company generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. The Group’s loss from non-China operations mainly included stock-based compensation, fair value changes through earnings on investments and investment-related impairment recorded by the Group’s non-China subsidiaries. The Group’s non-China operations have recognized US$21.5 million deferred tax charges from fair value change of investments in 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

9. Income Taxes (Continued)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5%Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. As of December 31, 2019, 2020 and 2021, the Company’s Hong Kong subsidiary had a net operating loss of US$8.9 million, US$10.4 million and US$0.8 million, which can be carried forward indefinitely to offset future taxable income. The deferred tax assets of Weibo HK as of December 31, 2019, 2020 and 2021 consist mainly of net operating loss carried forward, for which a full valuation allowance was provided. The management believes it is more likely than not that these assets will not be realized in the future.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprise”, “key software enterprise” (“KSE”) and/or “high and new technology enterprise” (“HNTE”). Weibo Technology, the Group’s WFOE, was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate for its “software enterprise” status as it has been five years since its first profitable year of 2015 and it has already benefited from the preferential tax treatment of “software enterprise” status from 2015 to 2019. Weibo Technology was also granted the HNTE status for the fiscal years from 2017 to 2022, which entitled the qualified entity a preferential tax rate of 15% in 2020 and 2021. Its qualification as a HNTE is subject to self-evaluation, and the relevant documents should be retained for future examination purpose. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for Weibo Technology to continue enjoying the preferential tax treatment. In addition, certain of the Group’s other PRC entities are also qualified as a “software enterprise”, and/or HNTE, and currently enjoy the respective preferential tax treatments.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC (“STA”) announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2020. The deadline for enjoying this preferential R&D deduction policy was extended to December 31, 2023 as announced in March 2021 by STA.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should Weibo be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%.

The EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a WFOE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006 and subsequent amendments, dividends paid by a WFOE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the WFOE).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

9. Income Taxes (Continued)

China (Continued)

The operations of the Group’s WFOE in China are invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. Under such circumstances, if Weibo HK is deemed to be a “PRC resident enterprise”, the dividends distributed from Weibo Technology to Weibo HK is not subject to dividend withholding tax. Also, Weibo HK would be subject to PRC enterprise income tax on at a rate of 25%. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2021, the Group had a total undistributed PRC earnings of RMB 19.3 billion, which undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future. The Group did not record any withholding tax for its PRC earnings and considered determination of such withholding tax amount not practicable.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses of the Group:

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Deferred tax provisions (benefits)	16,839	(15,727)	(12,478)
Current income tax expenses	92,725	77,043	151,319
Income tax expenses	109,564	61,316	138,841

Reconciliation of the statutory tax rate to the effective tax rate

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	Year Ended December 31,
	2019	2020	2021
Statutory EIT rate	25.0%	25.0%	25.0%
Effect on tax holiday and preferential tax treatment(1)	(16.1)%	(24.1)%	(13.1)%
Research and development super-deduction	(1.4)%	(3.5)%	(7.5)%
Non-deductible expenses and non-taxable income and others (2)	0.4%	(0.6)%	9.2%
Change in valuation allowance	2.4%	14.9%	0.7%
Tax rate difference from statutory rate in other jurisdictions	7.9%	4.6%	10.9%
Effective tax rate for the Group	18.2%	16.3%	25.2%
(1)	Included the impact of Weibo Technology’s preferential tax treatment of “key software enterprise” status of 2018 in 2019, and 2019 in 2020, respectively, as well as preferential tax treatment benefited by certain other PRC entities.
(2)	Included the impact of uncertain tax positions recognized for 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

9. Income Taxes (Continued)

The provision for income taxes for China operations for the years ended December 31, 2019, 2020 and 2021 differs from the amounts computed by applying the statutory EIT rate primarily due to the preferential tax treatments described above enjoyed by the WFOE, Weibo Technology, during the periods presented. For the year ended December 31, 2019, Weibo Technology enjoyed a tax reduction of US$83.2 million due to the preferential tax treatment of being a qualified software enterprise. It also enjoyed a tax reduction of US$55.1 million and US$55.1 million for the HNTE status in 2020 and 2021. The WFOE further recognized preferential tax treatment of “key software enterprise” status and tax benefit of research and development super deduction of US$21.5 million for 2018 in 2019, and US$26.6 million for 2019 in 2020. It also recognized tax benefit of research and development super deduction of US$41.4 million in 2021 and the preferential tax treatment of “Key software enterprise” status lapsed in 2021. The Group did not recognize these tax benefits in the corresponding year as they were uncertain, and only recorded them on a lag basis when the tax benefits become more-likely-than-not to be sustained in the next year. If the Group assessed that the benefits were more-likely-than-not to be sustained in the corresponding year, they would accordingly recognize the tax benefits.The preferential tax treatments benefited by the Group during the three-year period ended December 31, 2021 amounting to US$97.1 million, US$90.3 million and US$72.3 million, resulted in an effect of US$0.43, US$0.40 and US$0.32 on basic net income per share in 2019, 2020 and 2021, respectively.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2020	2021

	(In US$ thousands)
Deferred tax assets:
Net operating loss carry forwards	8,872	7,875
Valuation allowance	(8,872)	(7,875)
Depreciation, investment-related impairment, accounts receivable, accrued and other liabilities	107,892	126,753
Valuation allowance	(80,872)	(86,216)
Net deferred tax assets	27,020	40,537

Deferred tax liabilities:
Acquired intangible assets	30,999	36,471
Depreciation	1,435	1,662
Investment gain	25,496	28,454
Others	369	316
Total deferred tax liabilities	58,299	66,903

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

9. Income Taxes (Continued)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2020 and 2021 was US$89.7 million and US$94.1 million, respectively. The valuation allowance primarily consists of credit loss allowances and investment impairment charges/fair value change of investments. Historically, deferred tax assets were valued using the tax rate applicable to each entity for China operations. Net operating loss carry forwards for China operations as of December 31, 2021 will expire, if unused, in the years ending December 31, 2022 through December 31, 2026.

Uncertain tax position

Except for the lag recognition of preferential tax treatment of KSE status, research and development super deduction and stock based related deduction, the Group did not record any liability or decrease in deferred tax asset related to uncertain tax positions as of December 31, 2020 and 2021, and thus, no interest and penalties related to uncertain tax positions were recorded.

For the year ended December 31, 2021, based on interactions with the tax authorities, the Group received additional guidance regarding certain areas with heightened requirements, and updated its estimate of related tax benefit amount that is expected to be sustained upon settlement with tax authorities. Additional US$27.9 million tax liability related to uncertain tax positions was recognized for 2021, which is based on the updated estimate of the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authorities. It is possible that the estimate and ultimate resolution of these uncertain tax positions may further change based on further interactions with the tax authorities.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2017 through 2021 remain subject to the review by the relevant PRC tax authorities.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

During the years ended December 31,2019, 2020 and 2021, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of US$233.9 million, US$473.8 million and US$978.2 million from the Group and repaid US$43.6 million, US$181.7 million and US$1,058.6 million to the Group during the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the loans to and interest receivable from SINA were US$547.9 million and US$479.6 million, respectively.

The following sets forth significant related party transactions with the Group:

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Transactions with SINA
Revenue billed through SINA	109,949	41,754	68,351
Revenue from services provided to SINA	27,274	20,348	43,170
Total	137,223	62,102	111,521

Costs and expenses allocated from SINA(1)	51,848	43,011	38,270
Interest income on loans to SINA	9,295	13,458	17,943

Transactions with Alibaba
Advertising and marketing revenues from Alibaba – as an advertiser	97,772	152,000	139,561
Advertising and marketing revenues from Alibaba – as an agent	—	36,597	41,680
Services provided by Alibaba	50,205	52,338	44,006
(1)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed US$37.5 million,US $48.3 million and US$48.0 million for other costs and expenses incurred by Weibo but paid by SINA for the years ended December 31, 2019, 2020 and 2021, respectively. During the years ended December 31, 2020 and 2021, Weibo allocated US$9.7 million and US$0.8 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments, respectively.

The following table sets forth the details of the revenues from SINA by advertising and marketing revenues and value-added services revenues for the periods specified.

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands)
Transactions with SINA
Advertising and marketing revenues	112,974	48,353	96,359
Value-added services revenues	24,249	13,749	15,162
Total	137,223	62,102	111,521

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

10. Related Party Transactions (Continued)

The following sets forth related party outstanding balance:

	As of December 31,
	2020	2021

	(In US$ thousands)
Amount due from SINA(2)	548,900	494,200
Accounts receivable due from Alibaba	135,321	89,344

Loans to and interest receivable(3) (4)
- Company A (an investee in e-commerce business)	79,762	—
- Company B (an investee providing social and new media marketing services)	21,771	2,789
- Company C (an investee providing online brokerage services)	41,205	211,583
- Others	15,884	5,307
Subtotal (included in prepaid expenses and other current assets)	158,622	219,679
- Company D (an investee in real estate business) (included in other non-current assets)	—	480,786
Total	158,622	700,465
(2)	The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2020 and 2021, the amount due from SINA also included loans to and interest receivable from SINA of US$547.9 million and US$479.6 million at an annual interest rate ranging from 1.0% to 4.5% of maturity within one year, respectively, which are non-trade in nature.
(3)	The annual interest rates of the loans were ranging from 4.0% to 10.0% (interest free for Company B and partial loans to Company D) at both dates. These balances are non-trade in nature.
(4)	The Group assessed the collectability of outstanding loans at least on annual basis or whenever impairment indicators noted. For the years ended December 31, 2020 and 2021, the Group recognized US$82.2 million and nil impairment charges on loans to and interest receivable from other related parties due to their unsatisfied financial performance and decline in forecasted revenues, respectively.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business. For the years ended December 31, 2019, 2020 and 2021, advertising and marketing revenues generated from other related parties were US$117.0 million, US$46.5 million and US$70.0 million, value-added services revenues generated from other related parties were US$5.4 million, US$3.4 million and US$3.3 million, and cost and expenses were US$31.2 million, US$48.1 million and US$62.6 million, respectively. As of December 31, 2020 and 2021, other related parties accounted for outstanding balances of net accounts receivable of  US$42.5 million and US$55.8 million, accounts payable of US$30.8 million and US$44.3 million, and accrued and other liabilities of US$4.8 million and US$8.3 million, respectively.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2019, 2020 and 2021, the Group’s total contribution was US$53.3 million, US$51.1 million and US$83.2 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

12. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2019, 2020 and 2021, options to purchase ordinary shares and RSUs of 1.0 million, 0.7 million and 1.4 million were recognized as dilutive factors and included in the calculation of diluted net income per share, respectively. For the years ended December 31, 2019, 2020 and 2021, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 0.4 million, 0.9 million and 0.4 million, respectively. For each of the years ended December 31, 2019, 2020 and 2021, 6.8 million shares convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Year Ended December 31,
	2019	2020	2021

	(In US$ thousands, except per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo’s shareholders	494,675	313,364	428,319
Denominator:
Weighted average ordinary shares outstanding	225,452	226,921	228,814
Basic net income per share attributable to Weibo’s shareholders	2.19	1.38	1.87
Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo’s shareholders for calculating diluted net income per share	494,675	313,364	428,319
Denominator:
Weighted average ordinary shares outstanding	225,452	226,921	228,814
Effects of dilutive securities
Stock options	153	71	68
Unvested restricted share units	807	645	1,324
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	226,412	227,637	230,206
Diluted net income per share attributable to Weibo’s shareholders	2.18	1.38	1.86

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

13. Profit Appropriation and Restricted Net Assets (Continued)

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective companies. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2020 and 2021 the Group’s PRC subsidiaries accrued approximately US$127.2 million and US$139.6 million in the general reserve/statutory surplus funds, respectively.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. The amounts restricted for the Group amounted to US$480.7 million, or 13.0% of the Group’s total consolidated net assets as of December 31, 2021.

14. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2020 and 2021:

	Fair Value Measurements
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

	(In US$ thousands)
As of December 31, 2020:
Wealth management products, short-term (1)	166,168	—	166,168	—
Equity securities with readily determinable market value (3)	289,221	289,221	—	—
Total	455,389	289,221	166,168	—

As of December 31, 2021:
Wealth management products, short-term (1)	107,224	—	107,224	—
Wealth management products, long-term (2)	50,159	—	—	50,159
Equity securities with readily determinable market value (3)	436,152	436,152	—	—
Total	593,535	436,152	107,224	50,159

(1)        Included in short-term investments on the Group’s consolidated balance sheets.

(2)        Included in other non-current assets on the Group’s consolidated balance sheets.

(3)        Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures short-term investments and equity securities with readily determinable fair values at fair value on a recurring basis. The fair value of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair value of the Group’s short-term investments are determined based on the quoted market price for similar products (Level 2). For the year ended December 31, 2021, US$ 109.5 million investment in certain wealth management products was transferred from Level 2 to Level 3 as market approach was applied with significant unobservable inputs, such as lack of marketability discount and price-to-book ratio. US$ 59.3 million fair value change loss was recognized since the transfer and the balance as of December 31, 2021 was US$ 50.2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

14. Fair Value Measurement (Continued)

Non-recurring

For those equity investments without readily determinable fair value, the Group measures them at market value when observable price changes are identified or impairment charges are recognized. The market values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements. The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized.

Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the period then ended. For the years ended December 31, 2019, 2020 and 2021, US$230.9 million, US$126.8 million and US$106.8 million impairment charges were recorded for those equity investments without readily determinable fair values. As of December 31, 2020 and 2021, the carrying value of these impaired investments measured at Level 3 inputs were US$89.5 million and US$14.5 million, respectively. The fair value of the privately held investments was measured either based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, which ranged from 17% to 23% or based on comparing the operating metrics of public peer companies with the investees.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group recognized no impairment charge of goodwill arising from previous acquisitions for the years ended December 31, 2019, 2020 and 2021, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature.

15. Convertible Debt and Unsecured Senior Notes

In October 2017, the Company issued US$900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (“2022 Notes”) at par. The Notes may be converted into Weibo’s American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, at the option of the holders, which is equivalent to an initial conversion price of approximately US$133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change prior to the maturity date of the notes, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert his/her notes in connection with such make-whole fundamental change.

The net proceeds received by the Company from the issuance of the 2022 Notes were US$879.3 million, net of issuance cost of US$20.7 million. The Company pays cash interest at an annual rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expenses over the contractual life. The 2022 Notes related interest expenses were US$15.4 million for each of the three years ended December 31, 2019, 2020 and 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

15. Convertible Debt and Unsecured Senior Notes (Continued)

In July 2019, the Company issued US$800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The net proceeds to the Company from the issuance of the 2024 Notes were US$793.3 million, net of issuance cost of US$6.7 million. The issuance costs of the 2024 Notes are being amortized to interest expenses over the contractual life. The 2024 Notes related interest expenses were US$14.5 million, US$29.3 million and US$29.3 million for the years ended December 31, 2019, 2020 and 2021, respectively.

In July 2020, the Company issued US$750 million in aggregate principal amount of unsecured senior notes due on July 8, 2030 (“2030 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The net proceeds to the Company from the issuance of the 2030 Notes were US$740.3 million, net of issuance cost of US$9.7 million. The issuance costs of the 2030 Notes are being amortized to interest expenses over the contractual life. For the years ended December 31, 2020 and 2021, the Group recognized US$12.7 million and US$26.3 million interest expenses from the 2030 Notes, respectively.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the years ended December 31, 2019, 2020 and 2021, the Group recorded US$11.5 million, US$12.5 million and US$17.7 million lease expense, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of December 31, 2021 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2021	86,947	11,271	21,190	20,175	34,311

Purchase commitments mainly include minimum commitments for marketing activities and internet connection. Purchase commitments as of December 31, 2021 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2021	619,928	588,882	28,653	2,268	125

2022 Notes represent the future maximum commitments relating to the principal amount and interests in connection with the issuance of US$900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022. 2024 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US $800 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024. 2030 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030. Other commitments as of December 31, 2021 were as follows:

		Less than One	One to	Three to	More than
Other commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
2022 Notes	911,242	911,242	—	—	—
2024 Notes	884,000	28,000	856,000	—	—
2030 Notes	977,812	25,312	50,625	50,625	851,250
Total	2,773,054	964,554	906,625	50,625	851,250

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

16. Commitments and Contingencies (Continued)

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

17. Redeemable Non-controlling Interests

In the fourth quarter of 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. to acquire the majority of the company’s equity interest. The Group agreed to redeem the non-controlling interests held by founders and CEO of the company under certain circumstances during the following years subsequent to the acquisition. The Group determined that the non-controlling interest with redemption rights should be classified as redeemable non-controlling interest since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group.

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

The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. As the expected redemption value is less than the carrying value of redeemable non-controlling interests, there is nil mezzanine adjustment recognized for the year ended December 31, 2021.

Pursuant to the agreements between the Group and the founders who are also employees of JM Tech, the founders are required to be in employment during the following two years till December 31, 2022 to be entitled to their proportionate share in JM Tech’s existing and future retained earnings during the period. Such entitlement will automatically be forfeited upon the termination of their employment during the period. The Company considered this arrangement as certain economic interests associated with the founders’ non-controlling interest in JM Tech till December 31, 2022. Therefore, the Company recognized compensation costs for the founders’ share of JM Tech’s retained earnings with the credit increasing non-controlling interest and redeemable non-controlling interest. During the year ended December 31, 2021, US$23.2 million compensation costs were recognized, of which US$20.0 million was recorded to increase redeemable non-controlling interest.

18. Secondary Listing in Hong Kong

On December 8, 2021, the Company completed its global offering and its shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”). Weibo offered 5,500,000 Class A ordinary shares of the Company and Sina Corporation (the “Selling Shareholder”) offered 5,500,000 Class A ordinary shares of the Company, which were converted from the same number of Class B ordinary shares of the Company prior to the listing of Weibo’s Class A ordinary shares on the HKEX. Net proceeds from the global offering, after deducting estimated underwriting fees and other offering expenses, were US$178.4 million. The Company did not receive any proceeds from the sale of the Class A ordinary shares offered by the Selling Shareholder.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

18. Secondary Listing in Hong Kong (Continued)

In addition, the Selling Shareholder granted an over-allotment option to the underwriters, to require the Selling Shareholder to sell up to an aggregate of 1,650,000 additional Class A ordinary shares of the Company (converted from the same number of Class B ordinary shares). The Selling Shareholder sold 1,453,620 shares to the underwriters for the option granted.

The underwriters has borrowed 1,650,000 shares, which were included in the Company’s total outstanding shares as of December 31, 2021, from WB HZGS Estate (Hong Kong) Limited (a wholly-owned subsidiary of Weibo) to facilitate the settlement of over-allocations. As the date of this report, the borrowed shares has been returned to WB HZGS Estate (Hong Kong) Limited.

19. Subsequent events

From December 31, 2021 to the date of publication of this report, there was no subsequent event which had a material impact on the Group.