Form 20-F
period 2022-12-31
WEIBO Corp
filed 2023-04-27
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable
(Title of Class)

As of December 31, 2022, there were 234,186,394 ordinary shares outstanding, par value US$0.00025 per share, being the sum of 139,361,056 Class A ordinary shares and 94,825,338 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed herein are due to rounding, and references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “the Company” or “our” are to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, the Consolidated Affiliated Entities;
●	“Weibo” are to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;
●	“SINA” are to Sina Corporation, our parent company and controlling shareholder;
●	“China” or “PRC” are to the People’s Republic of China;
●	“Class A ordinary shares” are to Class A ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring a holder of a Class A ordinary share one vote per share on any resolution tabled at our Company’s general meeting;
●	“Class B ordinary shares” are to Class B ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring weighted voting rights in our Company such that a holder of a Class B ordinary share is entitled to three votes per share on any resolution tabled at our Company’s general meeting;
●	“Consolidated Affiliated Entities” are to the VIEs and the VIEs’ direct and indirect subsidiaries;
●	“CSRC” are to China Securities Regulatory Commission;
●	“DAUs” are to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“feeds” include both posts and reposts;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

●	“MAUs” are to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“top content creators” are to content creators with more than 10,000 followers as of the end of a given month, or 10,000 monthly views on Weibo in a given month, excluding duplicates;
●	“SFO” or “Securities and Futures Ordinance” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00025 per share;
●	“VIEs” or “variable interest entities” are to entities including, among others, Beijing Weimeng Technology Co., Ltd., or Weimeng, and Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP;
●	“ADSs” are to our American depositary shares. Each ADS represents one Class A ordinary share;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and
●	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	our continuing investments in our businesses;
●	our ability to attract and retain users and customers and generate revenue and profit from our customers;
●	our ability to retain key personnel and attract new talent;
●	competition in social media, social networking, online marketing, and other businesses in which we engage;
●	fluctuations in general economic and business conditions in China and globally;
●	the outcome of ongoing or any future litigation or arbitration, including those relating to intellectual property rights;
●	the growth of social media, internet and mobile users and internet and mobile advertising in China;
●	PRC governmental policies relating to media, the internet, internet content providers and online advertising, and the implementation of a corporate structure involving VIEs in China;
●	impact of COVID-19 on our operations and financial performance; and
●	other factors described under “Item 3. Key Information—D. Risk Factors.”

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs and Their Respective Individual Shareholders

Weibo Corporation is not an operating company in China, but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations in China through our PRC subsidiaries and the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 78.1%, 80.7% and 83.9% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, the Consolidated Affiliated Entities, including, but not limited to, Weimeng, Weimeng Chuangke and their direct and indirect subsidiaries. Investors of our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

A series of contractual agreements, including loan agreements, share transfer agreements, loan repayment agreements, agreement on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement, trademark license agreement, and spousal consent letters, have been entered into by and among our PRC subsidiaries, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our PRC subsidiaries, the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Individual Shareholders.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If any of these VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. Furthermore, the shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Shareholders of the VIEs may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with the VIEs and their respective shareholders, which may in turn materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Our contractual arrangements with the VIEs have not been tested in court to date. Investors may never directly hold equity interests in the VIEs. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs and/or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We face risks associated with the lack of Public Company Accounting Oversight Board, or the PCAOB, inspection on our auditors so determined by the announcement of the PCAOB issued on December 16, 2021, which may impact our ability to conduct certain businesses, accept foreign investments, or list on United States or other foreign exchange outside of China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

The PRC regulatory and enforcement regime with regard to data security and privacy is evolving and may be subject to different interpretations or significant changes without prior notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. For examples, the PRC Data Security Law and the Personal Information Protection Law released in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Measures for Cybersecurity Review promulgated in December 2021 and the draft Administrative Measures for Internet Data Security published for public comments in November 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If the Measures for Cybersecurity Review and the enacted version of the draft Administrative Measures for Internet Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we will face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs and/or Class A ordinary shares. The Outbound Data Transfer Security Assessment Measures, with effect from September 1, 2022, require a data processor to apply for security assessment with the CAC before providing important data or personal information to overseas recipients under certain circumstances and the Personal Information Outbound Transfer Standard Contract Measures, with effect from June 1, 2023, provide that a personal information processor who provides personal information to overseas recipients through execution of standard contract with such overseas recipient shall meet certain criteria, conduct a personal information protection impact assessment before providing any personal information to an overseas recipient, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.

On February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, with effect from March 31, 2023, and the No.1 to No.5 Supporting Guidance Rules, collectively, the Guidance Rules. The Trial Measures, together with the Guidance Rules, establish a new regime to regulate overseas offerings and listings by domestic companies. Any future securities offerings and listings outside of mainland China by our company, including but not limited to follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Measures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations, including PRC Anti-Monopoly Law, with effect from August 1, 2022, four implementing rules for the new Anti-Monopoly Law, with effect from April 15, 2023, and the Supreme People’s Court’s s Interpretation on Several Issues Concerning the Application of the PRC Anti-Unfair Competition Law, with effect from March 20, 2022, and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

These risks could result in a material adverse change in our operations and the value of our ADSs and/or Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.

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

The following diagram illustrates our corporate structure, including our major subsidiaries and the VIEs, as of the date of this annual report.

Weibo Corporation
(Cayman Islands)
100%
100%
Weibo Hong Kong Limited
("Weibo HK")
(Hong Kong)
WB Online Investment Limited
("WB Online")
(Cayman Islands)
Outside PRC
Inside PRC
100%
100%
Weibo Internet Technology
(China) Co., Ltd.
("Weibo Technology")
Hangzhou Weishichangmeng
Advertising Co., Ltd.
("Weishichangmeng")
Beijing Weimeng Technology
Co., Ltd.
("Weimeng")(1)
Beijing Weimeng Chuangke
Investment Management Co., Ltd.
("Weimeng Chuangke")(2)

Equity interest.

(1)	The shareholders of Weimeng are four PRC employees of us or SINA, namely, Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder, holding 1% of Weimeng’s equity interest. See also “Item 4. Information on the Company—C. Organizational Structure—Minority Investment in Weimeng” and “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”
(2)	The shareholders of Weimeng Chuangke are two PRC employees of us or SINA, namely, Yunli Liu and Wei Wang, holding 50% and 50% of Weimeng Chuangke’s equity interests, respectively.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC Consolidated Affiliated Entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIEs in China, including, among others, the Internet Content Provision License and Online Culture Operating Permit held by Weimeng. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. For example, Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In addition, an internet publishing permit might be necessary for our provisions of online game related services and the contents generated by our users on our platform. Weimeng has been actively communicating with the relevant regulator for the application of an internet publishing permit. Furthermore, although most of the games on our website have obtained approval from the National Press and Publication Administration, or the NPPA, certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by NPPA in practice. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.”

In connection with our previous issuance of securities to foreign investors, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. As advised by our PRC legal counsel, TransAsia Lawyers, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the CAC for our historical issuance of securities to foreign investors.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Weibo Corporation transfers cash to its wholly owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Weibo Corporation and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

Under the currently effective PRC laws and regulations, Weibo Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the Consolidated Affiliated Entities only through loans, subject to satisfaction of applicable government registration and approval requirements. We currently do not have cash management policies in place that dictate how funds are transferred between Weibo Corporation, our subsidiaries, and the Consolidated Affiliated Entities. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

For the years ended December 31, 2020, 2021 and 2022, the VIEs received debt financing of US$285.9 million, US$157.0 million and US$232.3 million from WFOEs, respectively. In addition, for the year ended December 31, 2022, the VIEs also received US$377.0 million from WFOEs as a repayment of cash advances that the VIEs historically provided to the WFOEs when service fees could not be settled in time.

For the years ended December 31, 2020 and 2021, Weibo Corporation loaned an aggregate amount of US$144.3 million and US$287.3 million to its subsidiaries, respectively. For the year ended December 31, 2022, Weibo Corporation received net cash of US$0.2 million from its subsidiaries.

For the years ended December 31, 2020, 2021 and 2022, there were no cash flows between Weibo Hong Kong Limited, the intermediate holding company, and Weibo Technology, the WFOE.

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement. For the years ended December 31, 2020, 2021 and 2022, the total amount of service fees that VIEs paid to the relevant WFOE under the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement was US$812.8 million, US$780.3. million and US$1,076.4 million, respectively.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Weibo Corporation by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling US$451.7 million, US$480.7 million and US$566.9 million as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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
(2)

Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China and is not considered a PRC resident enterprise, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial information for Weibo Corporation, its wholly owned subsidiary that is the primary beneficiary of the VIEs for accounting purpose only, namely, Weibo Technology, our other subsidiaries, the VIEs and the VIEs’ subsidiaries as of the dates presented.

Condensed Consolidating Statements of Operations

	For the Year Ended December 31, 2022
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)

Third party revenues	—	181,689	114,058	1,540,585	—	1,836,332
Intercompany revenue(1)	—	—	745,150	—	(745,150)	—
Total revenues	—	181,689	859,208	1,540,585	(745,150)	1,836,332
Intercompany costs and expenses	—	—	—	(745,150)	745,150	—
Other cost and expenses	(115,870)	(81,511)	(473,352)	(685,131)	—	(1,355,864)
Total costs and expenses	(115,870)	(81,511)	(473,352)	(1,430,281)	745,150	(1,355,864)
Share of income (loss) of subsidiaries(2)	305,672	393,327	—	—	(698,999)	—
Income (loss) of the VIE(3)	—	—	(18,356)	—	18,356	—
Income (loss) from non-operations	(104,247)	(189,320)	46,054	(104,869)	—	(352,382)
Income (loss) before income tax expenses	85,555	304,185	413,554	5,435	(680,643)	128,086
Less: income tax expenses (benefits)	—	(1,486)	20,227	11,536	—	30,277
Net income (loss)	85,555	305,671	393,327	(6,101)	(680,643)	97,809
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	(1)	—	12,255	—	12,254
Net income (loss) attributable to Weibo’s shareholders	85,555	305,672	393,327	(18,356)	(680,643)	85,555

	For the Year Ended December 31, 2021
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	830	232,857	202,102	1,821,294	—	2,257,083
Intercompany revenue(1)	—	—	1,026,210	—	(1,026,210)	—
Total revenues	830	232,857	1,228,312	1,821,294	(1,026,210)	2,257,083
Intercompany costs and expenses	—	—	—	(1,026,210)	1,026,210	—
Other cost and expenses	(91,572)	(109,613)	(623,559)	(734,927)	—	(1,559,671)
Total costs and expenses	(91,572)	(109,613)	(623,559)	(1,761,137)	1,026,210	(1,559,671)
Share of income (loss) of subsidiaries(2)	568,738	548,021	—	—	(1,116,759)	—
Income (loss) of the VIE(3)	—	—	(36,406)	—	36,406	—
Income (loss) from non-operations	(49,677)	(79,862)	52,556	(69,711)	—	(146,694)
Income (loss) before income tax expenses	428,319	591,403	620,903	(9,554)	(1,080,353)	550,718
Less: income tax expenses	—	22,621	72,882	43,338	—	138,841
Net income (loss)	428,319	568,782	548,021	(52,892)	(1,080,353)	411,877
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	44	—	(16,486)	—	(16,442)
Net income (loss) attributable to Weibo’s shareholders	428,319	568,738	548,021	(36,406)	(1,080,353)	428,319

	For the Year Ended December 31, 2020
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	314	152,188	218,349	1,319,080	—	1,689,931
Intercompany revenue(1)	—	—	767,707	—	(767,707)	—
Total revenues	314	152,188	986,056	1,319,080	(767,707)	1,689,931
Intercompany costs and expenses	—	—	—	(767,707)	767,707	—
Other cost and expenses	(68,725)	(85,271)	(496,429)	(532,708)	—	(1,183,133)
Total costs and expenses	(68,725)	(85,271)	(496,429)	(1,300,415)	767,707	(1,183,133)
Share of income (loss) of subsidiaries(2)	411,828	301,251	—	—	(713,079)	—
Income (loss) of the VIE(3)	—	—	(129,126)	—	129,126	—
Income (loss) from non-operations	(30,053)	49,057	(8,600)	(141,289)	—	(130,885)
Income (loss) before income tax expenses	313,364	417,225	351,901	(122,624)	(583,953)	375,913
Less: income tax expenses	—	5,657	50,650	5,009	—	61,316
Net income (loss)	313,364	411,568	301,251	(127,633)	(583,953)	314,597
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	(260)	—	1,493	—	1,233
Net income (loss) attributable to Weibo’s shareholders	313,364	411,828	301,251	(129,126)	(583,953)	313,364

Condensed Consolidating Statements of Balance Sheets

	As of December 31, 2022
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	1,079,259	414,914	539,017	657,578	—	2,690,768
Short-term investments	250,396	939	175,271	53,822	—	480,428
Accounts receivable	—	34,877	483	467,083	—	502,443
Prepaid expenses and other current assets	2,349	152,937	56,700	179,516	—	391,502
Amount due from Group companies(4)	1,032,725	(1,976)	2,000,049	—	(3,030,798)	—
Amount due from SINA	391,124	45,437	32,648	17,908	—	487,117
Investment in subsidiaries(2)	3,029,289	3,066,174	—	—	(6,095,463)	—
Net assets of the VIEs(3)	—	—	(96,649)	—	96,649	—
Property and equipment, net	—	180,224	67,688	1,641	—	249,553
Operating lease assets	—	137,228	27,364	25,776	—	190,368
Intangible assets, net	—	216	—	124,856	—	125,072
Goodwill	—	—	—	120,151	—	120,151
Long-term investments	—	602,503	63,704	327,423	—	993,630
Other non-current assets	1,000	55,936	545,986	295,500	—	898,422
Total assets	5,786,142	4,689,409	3,412,261	2,271,254	(9,029,612)	7,129,454
Accounts payable	—	7,244	56,516	97,269	—	161,029
Accrued and other liabilities	34,320	269,108	204,577	405,979	—	913,984
Income taxes payable	—	5,957	24,270	25,055	—	55,282
Deferred revenues	—	3,699	30,817	45,433	—	79,949
Amount due to Group companies(4)	—	1,354,299	—	1,676,499	(3,030,798)	—
Operating lease liability	—	11,330	27,318	26,756	—	65,404
Deferred tax liability	—	10,440	2,589	28,665	—	41,694
Unsecured senior notes	1,540,717	—	—	—	—	1,540,717
Long-term loans	880,855	—	—	—	—	880,855
Total liabilities	2,455,892	1,662,077	346,087	2,305,656	(3,030,798)	3,738,914
Redeemable non-controlling interests	—	—	—	45,795	—	45,795
Total shareholders’ equity	3,330,250	3,027,332	3,066,174	(80,197)	(5,998,814)	3,344,745
Total liabilities, redeemable non-controlling interests and shareholders’ equity	5,786,142	4,689,409	3,412,261	2,271,254	(9,029,612)	7,129,454

	As of December 31, 2021
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	1,027,431	327,291	885,438	183,543	—	2,423,703
Short-term investments	500,225	100,365	—	110,472	—	711,062
Accounts receivable	—	68,242	4,569	650,278	—	723,089
Prepaid expenses and other current assets	54,980	137,333	97,691	160,722	—	450,726
Amount due from Group companies(4)	1,054,147	(3,145)	1,607,529	—	(2,658,531)	—
Amount due from SINA	327,178	3,440	127,371	36,211	—	494,200
Investment in subsidiaries(2)	3,106,184	3,063,879	—	—	(6,170,063)	—
Net assets of the VIEs(3)	—	—	(90,419)	—	90,419	—
Property and equipment, net	—	517	66,067	1,812	—	68,396
Operating lease assets	—	1,586	30,884	28,049	—	60,519
Intangible assets, net	—	—	—	166,930	—	166,930
Goodwill	—	—	—	130,405	—	130,405
Long-term investments	—	698,909	68,820	439,922	—	1,207,651
Other non-current assets	1,000	15,584	714,249	352,008	—	1,082,841
Total assets	6,071,145	4,414,001	3,512,199	2,260,352	(8,738,175)	7,519,522
Accounts payable	—	7,068	61,077	129,498	—	197,643
Accrued and other liabilities	41,935	57,992	240,240	480,866	—	821,033
Income taxes payable	—	19,958	82,907	41,882	—	144,747
Deferred revenues	433	2,240	31,115	57,348	—	91,136
Amount due to Group companies(4)	—	1,196,289	—	1,462,242	(2,658,531)	—
Operating lease liability	—	1,503	30,436	28,022	—	59,961
Deferred tax liability	—	24,721	2,545	39,637	—	66,903
Convertible debt	896,541	—	—	—	—	896,541
Unsecured senior notes	1,538,415	—	—	—	—	1,538,415
Other non-current liabilities	—	1	—	15,122	—	15,123
Total liabilities	2,477,324	1,309,772	448,320	2,254,617	(2,658,531)	3,831,502
Redeemable non-controlling interests	—	—	—	66,622	—	66,622
Total shareholders’ equity	3,593,821	3,104,229	3,063,879	(60,887)	(6,079,644)	3,621,398
Total liabilities, redeemable non-controlling interests and shareholders’ equity	6,071,145	4,414,001	3,512,199	2,260,352	(8,738,175)	7,519,522

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2022
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(35,216)	144,331	591,431	(136,442)	—	564,104
Repayment from (loans to) Group companies	210	—	(232,344)	376,962	(144,828)	—
Other investing activities	239,545	(40,141)	(265,620)	33,202	—	(33,014)
Net cash provided by(used in) investing activities	239,755	(40,141)	(497,964)	410,164	(144,828)	(33,014)
Borrowings (repayment) under loan from Group companies	—	(210)	(376,962)	232,344	144,828	—
Other financing activities	(85,735)	—	—	(5,406)	—	(91,141)
Net cash provided by(used in) financing activities	(85,735)	(210)	(376,962)	226,938	144,828	(91,141)

	For the Year Ended December 31, 2021
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)(6)	(29,381)	26,029	481,432	335,940	—	814,020
Loans to Group companies	(287,285)	—	(156,997)	—	444,282	—
Other investing activities	872,207	(227,893)	(484,877)	(583,397)	—	(423,960)
Net cash provided by(used in) investing activities	584,922	(227,893)	(641,874)	(583,397)	444,282	(423,960)
Borrowings under loan from Group companies	—	287,285	—	156,997	(444,282)	—
Other financing activities	189,442	—	—	—	—	189,442
Net cash provided by(used in) financing activities(7)	189,442	287,285	—	156,997	(444,282)	189,442

	For the Year Ended December 31, 2020
			Primary
	Weibo	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(32,179)	66,316	550,247	157,262	—	741,646
Capital contribution to Group companies	—	(2,864)	—	—	2,864	—
Loans to Group companies	(144,289)	—	(285,853)	—	430,142	—
Other investing activities	(770,406)	(152,591)	(18,360)	(272,958)	—	(1,214,315)
Net cash provided by (used in) investing activities	(914,695)	(155,455)	(304,213)	(272,958)	433,006	(1,214,315)
Capital contribution from Group companies	—	—	—	2,864	(2,864)	—
Borrowings under loan from Group companies	—	144,289	—	285,853	(430,142)	—
Other financing activities	740,446	—	—	1,517	—	741,963
Net cash provided by (used in) financing activities	740,446	144,289	—	290,234	(433,006)	741,963
*	Weibo Technology is treated as the primary beneficiary of the VIEs for accounting purposes only.
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among Weibo Corporation, other subsidiaries and primary beneficiary of VIEs.
(3)	It represents the elimination of net assets and income (loss) between primary beneficiary of VIEs and VIEs and VIEs’ subsidiaries.
(4)	It represents the elimination of intercompany balances among Weibo Corporation, other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(5)	For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to Weibo Technology for technical service fees were US$812.8 million, US$780.3 million and US$1,076.4 million, respectively.
(6) (7)

The amount of cash flows provided by operating activities and the amount of cash flows provided by financing activities for the year ended December 31, 2021 have been revised to reflect a reclassification adjustment of US$145.6 million loans from the primary beneficiary to the VIEs, which was previously classified as operating activities in the “VIEs and VIEs’ subsidiaries” column.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business

●	If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.
●	If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in user traffic and user engagement.
●	We rely on our partnership program with channel partners, which mainly include application pre-install partners, programmatic buying partners and application marketplaces, to drive traffic to our platform, and if our partnership program becomes less effective or if the smartphone market and shipment in China slow down compared to the prior years, traffic to our platform could decline and our business and operating results could be adversely affected.
●	If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.
●	We may not be able to maintain or grow our revenues or our business.
●	We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries, the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Investors thus are not purchasing the right to convert shares into direct equity interest in our operating entities in China but instead are purchasing the right to convert shares into equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the determinations, changes, or interpretations result in our inability to assert contractual control over the VIEs, our ADSs and/or Class A ordinary shares may decline in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Relating to Our Corporate Structure.”

Risks Relating to Doing Business in China

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Relating to Our ADRs and Class A Ordinary Shares

●	The trading prices for our listed securities have been and are likely to continue be, volatile, regardless of our operating performance, which could result in substantial losses to our investors.

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	Substantial future sales or perceived potential sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Risks Relating to Our Business

If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active user base and the level of user engagement are critical to our business. We had 586 million MAUs and 252 million average DAUs in December 2022. Our business has been and will continue to be significantly affected by our success in growing and retaining massive active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China’s internet population. To the extent our user growth rate slows or the number of our users declines, our success will become increasingly dependent on our ability to retain existing users and enhance user activities and stickiness on the platform. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to retain and attract users or increase their engagement. A number of user-oriented websites and mobile applications that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

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

Competition for user traffic and user engagement is intense and we face strong competition in our business. Major Chinese internet companies, such as Tencent and Bytedance, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat and QQ Mobile; (ii) multimedia apps (photo, video and live streaming, etc.), such as Douyin/TikTok, Kuaishou, Bilibili, Little Red Book (Xiaohongshu), iQiyi, Tencent Video, Youku and Xigua Video; and (iii) news apps and sites operated by other major internet companies, such as Tencent, Bytedance and NetEase. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

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

We have experienced solid and healthy growth of our revenues and business since our IPO, except that our revenues and business were adversely impacted by the outbreaks of COVID-19 in 2020 and subsequent surges driven by various variants of COVID-19 in 2022. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations” for a detailed discussion.

Our revenue growth also depends on our ability to continue to grow our core businesses, newly developed businesses, as well as businesses we have acquired or which we consolidated. We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may present new and difficult technological, operational and compliance challenges. Many of these challenges may be specific to business areas with which we do not have sufficient experience. We may encounter difficulties or setbacks in the execution of various growth strategies and these growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

In addition, our overall or segment revenue growth may slow or our revenues may decline for other reasons, including increasing competition and slowing growth of China’s smartphone market, disruptions to China’s economy or the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenues grow to a higher base level, our revenue growth rate may slow in the future. Furthermore, due to the size and scale we have achieved, our user base may decrease, not continue to grow as quickly or at all.

We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

We started to generate revenues in 2012 through advertising and marketing services, and to a less extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for 88% of our revenues in both 2020 and 2021, and 87% of our revenues in 2022. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could materially harm our business.

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

The Chinese government may from time to time promulgate new advertising laws and regulations, including possible additional restrictions on online advertising services and these restrictions may relate to, among other attributes, the content, placement and appearance of advertisements. Pursuant to the Measures for the Administration of Internet Advertising issued by the SAMR on February 25, 2023, which will become effective on May 1, 2023, internet platform operators are required to, among others, prevent and stop illegal advertisements, and establish compliant and reporting mechanisms. Those who violate these measures may face fines, confiscation of illegal profits, business operation suspension, and revocation of licenses. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Advertisements”

In addition, recent activities and technology trends in advertising, such as links in comments or posts, and the proliferation of short video and live streaming platforms, with paid promotions that are frequently not marked as advertising, have made advertising content monitoring more challenging. Moreover, technologies and tools attempting to circumvent, evade or deceive our advertisement content monitoring system are evolving, which makes it more complicated for us to monitor and review the advertisements on our platform. When we discover advertisements that violate laws and regulations, we will timely take corresponding measures. Although we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with currently effective and applicable PRC laws and regulations, we cannot ensure that we will be in compliance at all times with the requirements under any new laws and regulations such as the Measures for the Administration of Internet Advertising. Failure to comply with these obligations may subject us to fines and other administrative penalties.

If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, we may be subject to penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish corrective information. In case of serious violation, the PRC governmental authorities may revoke our business licenses. Our PRC consolidated entities in aggregate have received two penalties for advertisements shown on our platform in 2020, one with a fine of RMB1,000 and confiscation of advertising income, and the other with a fine of RMB30,000. We paid the fines and cooperated with the relevant government authorities to take corrective measures as required. We believe these penalties, individually or in the aggregate, did not have a material adverse effect on our business, financial condition or results of operations for the year ended December 31, 2020. Our PRC consolidated entities have not received penalty in 2021 and 2022 for advertisements shown on our platform. However, there can be no assurance that there will not be any penalties in the future, which may have a material and adverse effect on our business, financial condition, results of operations and prospects, brand and reputation.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, mainly including Tencent, Bytedance, Baidu, Kuaishou, Little Red Book (Xiaohongshu), Bilibili and iQiyi. We also compete with internet companies that offer online-to-offline (O2O) service, purchase solutions and other performance-based advertising and marketing services, and digital media tailored to specific vertical, such as Meituan and Autohome. We also compete against traditional media outlets, such as television, radio, print and other offline advertising network, for advertising and marketing budgets.

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

We launched Weibo in August 2009 and began to generate revenues in 2012. Given the rapidly evolving markets in which we compete, our historical operating results may not be useful to you in predicting our future operating results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

●	increase the number of our users and the level of user engagement;
●	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

●	convince customers of the benefits and effectiveness of our advertising and marketing services;
●	refine our interest-based recommendation engine to enable more relevant content recommendation and effective audience targeting;
●	increase demand for value-added services, such as membership, live streaming, and game-related services;
●	develop and deploy new features, products and services for our users, customers and platform partners, including video functionalities and interest-based information feeds;
●	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our products and services;
●	attract, retain and motivate talented employees;
●	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and
●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users, customers and platform partners about the value of our products and services, if the market for our platform does not develop as we expect or if we fail to address the needs of this market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

Alibaba is our significant customer and an important strategic partner. If we fail to maintain our collaboration with Alibaba, our results of operations and growth prospect may be adversely and materially affected.

Alibaba is our important strategic partner and a significant customer since our IPO in 2014. Although revenue contribution by Alibaba as an advertiser has declined as a percentage to our total revenues in recent years, as a result of the rapid growth of our business scale as well as our strategy to diversify revenue sources, Alibaba remains our significant customer, as we continue to serve as an important marketing partner for Alibaba and we continue to jointly develop innovative marketing solutions for both of our customers and explore social e-commerce opportunities for their merchants. If we are unable to either maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

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

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-party developers’ access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the Personal Information Protection Law, and the PRC Data Security Law protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data. In addition, the Outbound Data Transfer Security Assessment Measures requires a data processor to apply for security assessment with the CAC before providing important data or personal information to overseas recipients under certain circumstances. The Personal Information Outbound Transfer Standard Contract Measures provide that the personal information processor who provides personal information to overseas recipients through execution of standard contract with such overseas recipient shall meet certain criteria, conduct a personal information protection impact assessment before providing any personal information to an overseas recipient, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Security.” In addition, the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.” In addition, the CAC issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services on December 31, 2021 with effect from March 1, 2022, which required algorithm recommendation service providers to establish and improve management system and technical measures for, among others, data security and personal information protection. These laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations. Weibo may need to take measures to comply with data security requirements from time to time, or apply for security assessment. Weibo has taken measures to comply with existing laws and regulations.

Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. In Hong Kong, however, the Personal Data (Privacy) Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. The potential risks associated with non-compliance therewith are difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues in 2022 are generated in Hong Kong, EU and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

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

Since January 2019, in order to better implement the PRC Cyber Security Law and the PRC Law for the Protection of Consumer Rights and Interests, relevant PRC government departments jointly launched nationwide special rectification programs on the illegal collection and use of personal information by mobile apps each year. In the 2020 Special Rectification Program, launched on July 22, 2020 by the CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, which focused on identifying and rectifying conducts of various apps in illegal collection of personal facial features and other biometric information, unauthorized recording of users’ voice or access of users’ photos, and unauthorized uploading of personal information, Weibo was identified by the authorities as having misled users to agree to the collection of personal information and failed to list out the purpose and type of personal information collected by certain software development kits on its platforms in November 2020. We took actions in response to the identified issues and completed the rectification as required. On July 23, 2021, MIIT launched the 2021 Special Rectification Program aiming at rectifying disruption of market order, infringement on users’ rights and interests, threats on data security, and violation of relevant regulations on qualifications and resources management by the internet companies. Weibo, together with 24 other major internet companies, attended a meeting about the 2021 Special Rectification Program on Internet Industry held by the MIIT on July 30, 2021, to discuss and receive instructions regarding self-examination and self-rectification under this Special Rectification Program. The rectification procedures generally include three steps: first, we are required to conduct a self-examination and self-rectification and deliver a report to the relevant government authority for review; second, the government authority to provide comments on the report and guidance for us to achieve compliance with the relevant PRC laws and regulations; and third, the government will make an inspection and confirm the rectification results. As of the date of this annual report, we have completed the self-examination and self-rectification and submitted the report as required under the 2021 Special Rectification Program. In May 2022, Beijing Communications Administration launched the cyber and data security inspection in telecom and internet industry, and we have completed the self-examination to comply with the relevant requirements.

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

Our key operating metrics, including, but not limited to, the numbers of daily and monthly active users of Weibo, average spending per advertiser and number of advertisement customers, are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continuously combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We are also unable to estimate the number or percentage of spam accounts included in the numbers of daily and monthly active users of Weibo. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo. From time to time, we disable certain user accounts, make product changes, or take other actions to reduce the number of duplicate or false accounts among our users, which may also reduce the numbers of daily and monthly active users of Weibo in a particular period.

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

We review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. Impairment provision for goodwill and intangible assets recorded in 2020, 2021 and 2022 was nil, nil and US$10.2 million, respectively.

As of December 31, 2022, the total amount of our goodwill and intangible assets was US$245.2 million. A substantial portion of the goodwill and intangible assets arose from the acquisitions of the live streaming business of www.yizhibo.com, or Yizhibo, a live streaming platform in China, in 2018 from Yixia Tech Co., Ltd., or Yixia Tech, and Shanghai Jiamian Information Technology Co., Ltd., or JM Tech, in 2020, as well as the indirect acquisition of Shanghai Benqu Network Technology Co., Ltd., the developer of Wuta beauty camera app, in 2021. Therefore, we may have to reassess and even record impairment loss if the respective industry prospects deteriorate. In June 2022, we adjusted our strategy for live streaming business and decided to transfer the operation of Yizhibo business to a related party with the ownership of all the intellectual properties unchanged. We recognized immaterial revenues from live streaming since the second quarter of 2022.

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

We have adopted share incentive plans in August 2010, March 2014 and March 2023. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2020, 2021 and, 2022, we recorded US$67.1 million, US$88.0 million and US$111.7 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business. For example, On March 1, 2023, Weibo Holding (Singapore) Pte. Ltd., our wholly owned subsidiary, entered into certain share purchase agreement with ShowWorld Holding Limited, an indirect subsidiary of SINA, pursuant to which Weibo Holding (Singapore) Pte. Ltd. agreed to purchase all equity interests in ShowWorld HongKong Limited, a wholly-owned subsidiary of ShowWorld Holding Limited and an entity holding 332,615,750 shares of INMYSHOW Digital Technology (Group) Co., Ltd. (“INMYSHOW”) for an aggregate consideration of approximately RMB2.16 billion in cash, payable in U.S. dollar. INMYSHOW is a Shanghai Stock Exchange-listed company (SSE: 600556). Immediately following the consummation of this transaction and together with our existing shareholding in INMYSHOW, we in the aggregate beneficially owned 480,342,364 shares of INMYSHOW, representing approximately 26.57% of its total issued shares.

Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. Our investments and acquisitions may also be subject to merger control review and antitrust investigations under the PRC Anti-Monopoly Law, the Provisions on the Review of Concentrations of Undertakings and other PRC anti-monopoly laws, regulations and guidance. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

Our financial results could be adversely affected by our long-term investments.

We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2020, 2021 and 2022, we recognized impairment charges of US$126.8 million, US$106.8 million and US$63.5 million, respectively, on the carrying value of our investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2022, our investments included US$754.1 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We recognized a net loss of US$196.6 million for the long-term investments in 2022 as a result of fair value changes. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of operating a social media platform in China for people to create, discover and distribute content. As of December 31, 2022, our investment securities represented less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our outstanding and future debt obligations.

In October 2017, we issued US$900 million principal amount of convertible senior notes due 2022 (the “2022 Notes”). The 2022 Notes bear an annual interest rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018, and matured on November 15, 2022. Before the maturity of the 2022 Notes, a holder converted the 2022 Notes in principal amount of US$8,000. Upon the maturity of the 2022 Notes, we repaid US$899,992,000 aggregate principal amount of the 2022 Notes using our available cash.

In July 2019, we issued US$800 million in aggregate principal amount of senior notes due 2024 (the “2024 Notes”). The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

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

In August 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers (the “Facilities Agreement”). The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. In the fourth quarter of 2022, we have fully withdrawn the US$900 million five-year bullet maturity term loan (“2027 Loans”). The proceeds from the facilities were expected to be used for refinancing of existing indebtedness, general corporate purposes and payment of transaction related fees and expenses.

Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our debt obligations. If we fail to pay interest on the notes, we will be in default under the indenture governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

We may incur additional indebtedness in the future. Our current and future debt obligations require us to dedicate a portion of our cash flow to principal and interest payments and may limit our ability to engage in other transactions. We may require additional capital to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, the condition of the capital markets, and other factors beyond our control, such as economic, political and other conditions in the PRC and elsewhere, and our indebtedness may limit our ability to borrow additional funds. We may have difficulty incurring new debt on terms that we would consider to be commercially reasonable. In addition, we may also need to refinance a portion or all of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt.

We are a holding company, and we rely principally on dividends and other distributions from our PRC subsidiaries for our cash needs, including the funds necessary to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. Furthermore, under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

We may be out of compliance with certain covenants in our term and revolving facilities agreement before maturity, which could cause certain financial restrictions to be imposed on us.

The Facilities Agreement contains certain financial covenants over the ratio of our consolidated net debt to consolidated EBITDA and the ratio of our consolidated EBITDA to consolidated interest expenses. As of December 31, 2022, we were in compliance of such covenants. Our ability to comply with financial or other restrictive covenants under the Facilities Agreement may be affected by factors beyond our control, including prevailing economic, financial and industry conditions. In the event that we fail to comply with any of these covenants, we may be required to negotiate a waiver if we want to avoid technical default. We cannot assure you that we would be able to obtain such waiver in a timely manner, on acceptable terms or at all. If we were not able to obtain the waiver, we would be in default of the Facilities Agreement, and the relevant counterparties could elect to declare the loan, together with accrued and unpaid interest and other fees, if any, immediately due and payable. If the loan under the Facilities Agreement that we entered into was to be accelerated, even though we believe that our assets would be sufficient to repay our loans in full, our business and liquidity could be materially and adversely impacted. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other available counterparty protections that would be applicable to us under the relevant credit facilities, which could adversely affect our business, financial condition, results of operations and our ability to obtain additional capital resources.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We may require additional cash resources if we experience changes in business conditions or other developments. In addition to the 2024 Notes, 2030 Notes and 2027 Loans, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. However, we cannot assure you that any additional financing will be available in amounts or on terms acceptable to us, if at all.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2020, 2021 and 2022. However, we cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We have taken measures to reduce the impact of this epidemic outbreak, including upgrading our telecommuting system, monitoring our employees’ health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, the COVID-19 pandemic has caused reduced or curtailed advertising expenditures from our customers and their overall demand for our advertising services, as well as increased volatility of their advertising expenditure patterns from period-to-period. These events have materially and adversely affected our business since 2020 and contributed to slower growth in our revenues, slower collection of accounts receivables and additional allowance for credit losses.

China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our customers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as our advertising customers may reduce or curtail their advertising budget and spending more broadly. Our advertising customers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

SINA has pledged all of its shares in our company to secure a syndicate loan arranged by, among others, Goldman Sachs, and if SINA defaults on the underlying loan, we could experience a change in control.

In March 2023, SINA entered into a facility agreement (the “SINA Facility Agreement”) with, among others, Goldman Sachs Bank USA (“Goldman Sachs”) as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent (the “Security Agent”), under which SINA is entitled to borrow up to US$300 million. The term for the SINA Facility Agreement is one year, extendable for another one-year period. Shortly thereafter, SINA pledged all shares held by it in our company in favor of the Security Agent.

In the event SINA defaults under the SINA Facility Agreement, the Security Agent may exercise its rights and remedies in respect of the pledge, including the right to sell and/or foreclose on the shares subject to the pledge, which potentially could cause a change in control in our company. For a detailed discussion of the impact of the disposal of Class B ordinary shares in our company to any person or entity which is not the Founder or a Founder’s Affiliate (each as defined under our memorandum and articles of association) on our corporate matters, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

We are not required to offer to repurchase all outstanding 2024 Notes or 2030 Notes upon the occurrence of a change in control event under the indentures governing our 2024 Notes and 2030 Notes or immediately repay outstanding amount under our 2027 Loans upon the occurrence of a change in control event. However, certain other contracts we are party to from time to time or future loans that we undertake may contain change of control provisions which, if triggered, could cause our contracts to be terminated or give rise to other obligations, such as accelerated payment requirements, each of which could have a material adverse effect on our business, results of operations and financial condition. If upon a change of control, we do not have sufficient funds available to make such payments if needed out of our available cash, third party financing would be needed, yet may be impermissible under our other debt agreements.

SINA will control the outcome of shareholder actions in our company.

SINA held 37.3% of our total issued and outstanding ordinary shares, representing 64.1% of our total voting power as of March 31, 2023. SINA’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

In addition, SINA is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the Class A ordinary shares and/or ADS holders and without providing for a purchase of the Class A ordinary shares held by investors and/or ADSs held by the ADS holders. SINA has pledged all of its shares in our company to secure its obligation under the SINA Facility Agreement, for detailed risks underlying this arrangement, please see “Risk Factors—Risks Relating to Our Carve-out from SINA and Our Relationship with SINA—SINA has pledged all of its shares in our company to secure a syndicate loan arranged by, among others, Goldman Sachs, and if SINA defaults on the underlying loan, we could experience a change in control.” If SINA defaults on its obligation under the SINA Facility Agreement, the Security Agent may dispose of or cause SINA to dispose of the pledged shares.

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

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company incorporated in the Cayman Islands and Weibo Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China principally through Weimeng, and its subsidiaries based on a series of contractual arrangements by and among Weibo Technology, Weimeng and its shareholders. We also operate certain investments in China through Weimeng Chuangke and its subsidiaries, based on a series of contractual arrangements by and among Weibo Technology, Weimeng Chuangke and its shareholders. As a result of these contractual arrangements, we exert control over Weimeng and Weimeng Chuangke and treat them as consolidated VIEs. Consequently, we consolidate their operating results in our financial statements under U.S. GAAP. Weimeng and Weimeng Chuangke hold certain assets that are important to our business operations, including the Internet Content License, the Online Culture Operating Permit and domain names held by Weimeng and our investments held by Weimeng Chuangke. Investors of our Class A ordinary shares and/or the ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of the VIEs.

In the opinion of our PRC counsel, TransAsia Lawyers, our current ownership structure, the ownership structure of our PRC subsidiaries and the VIEs, and the contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel.

Weibo Corporation, the VIEs and investors of our company face uncertainties about potential actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our company as a group. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted, or, if adopted, what requirements would be made. In particular, the National People’s Congress approved the Foreign Investment Law and the PRC State Council approved the Implementation Rules of Foreign Investment Law in 2019. There are uncertainties as to how the Foreign Investment Law and its implementation rules would be further interpreted and implemented, and if it would represent a major change to the laws and regulations relating to the VIE structures. See “—Risks Relating to Doing Business in the People’s Republic of China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If we are found in violation of any PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of the VIEs, revoking our business licenses or the business licenses of the VIEs, requiring us to restructure our ownership structure or operations, and requiring us or the VIEs to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs and/or Class A ordinary shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs.

We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through the VIEs, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their respective shareholders to control and operate their business. These contractual arrangements are intended to provide us with effective control over these VIEs and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Individual Shareholders” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over these VIEs as direct ownership. If any of these VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by the VIEs and their subsidiaries. As a result, we may be unable to consolidate Weimeng or Weimeng Chuangke and their respective subsidiaries in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd. made an investment of RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we are not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. However, we believe Weibo Technology, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng (for accounting purpose only) as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

Shareholders of the VIEs may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with the VIEs and their respective shareholders, which may in turn materially and adversely affect our business and financial condition.

Other than the third-party minority stake holder that holds 1% of Weimeng’s equity interests, the VIEs’ shareholders (the “Individual Shareholders”) are PRC employees of our company or SINA. Although each of these Individual Shareholders has authorized Weibo Technology to exercise all of his/her voting powers in Weimeng or Weimeng Chuangke, and we may replace any of these Individual Shareholders at any time pursuant to the share transfer agreements, we cannot assure you that these Individual Shareholders will act in the best interest of our company should any conflict arise. If they were to act in bad faith towards us, we may have to take legal actions to enforce their contractual obligations, which may be expensive, time-consuming and disruptive to our operations. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by any of the VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The VIEs hold certain assets that are important to our business operations, including the Internet Content Provision License, the Online Culture Operating Permit and domain names held by Weimeng and our investments held by Weimeng Chuangke. Under our contractual arrangements with the VIEs, the Individual Shareholders may not voluntarily liquidate the VIE or approve the VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the Individual Shareholders breach this obligation and voluntarily liquidate any VIE, or any VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if any of the VIEs or their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, the VIEs and their Individual Shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require any of the VIEs to adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing such VIE’s tax expenses without reducing the tax expenses of our PRC subsidiaries, subjecting such VIE to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiaries’ loss of its preferential tax treatment. Our results of operations may be adversely affected if any of the VIEs’ tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiaries, the VIEs and their respective subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the VIEs and their respective subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the holders of such chops at any of the VIEs failed to employ them in accordance with the terms of the various VIE-related agreements or removed them from the premises, the operation of such VIE could be significantly and adversely impacted.

Risks Relating to Doing Business in China

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo.

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

Although we attempt to monitor the content posted by users on Weibo, we are not able to effectively control or restrict content generated or placed on Weibo by our users. In particular, with various features such as posts, comments and chat groups and the growing popularity of multi-media content, such as photos, videos and live streaming, and long-form articles, content monitoring has become much more complicated and challenging than text-based feeds.

To the extent that PRC regulatory authorities find any content displayed on Weibo objectionable, they may require us to limit, prevent, or eliminate the dissemination of such information on our platform. The CAC launched the “Clear and Bright” campaign to rectify various areas of online misconduct in May 2021, in response to which, certain polices were issued and actions were launched. On June 15, 2021, the CAC launched the “Fan Group Chaos Rectification” special action, followed by issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to modify behaviors in the online fan groups for celebrities, specifically, various fans interactive features and functions, so as to curb attacks, stigmatization, fans community fiction and hostilities, and the spread of other harmful information. The Notice on Further Strengthening the Management of Chaos in Fan Groups requested, among other things, the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and to base rankings on professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spend money on supporting idols, or act as the organizer or manager of a fan group. We have taken measures specified in this notice to the extent applicable to our business, including removing the function of the “star power list” on our platform. In 2022, the CAC launched a series of special actions as part of the “Clear and Bright” campaign, and we have taken measures to comply with the requirements under these special actions to the extent applicable to our business, including filtering and removing offensive content, as well as closing illegal accounts on our platform.

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

We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in effect in material aspects. We have been taking, and will continue to take, reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, the interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the draft Administrative Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

We are required to, but have not been able to, verify the identities of all of our users who post on Weibo, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may further materially and adversely affect our business, results of operations and financial condition.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.

We conduct our operations in China through our PRC subsidiaries and the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares and/or ADSs.

Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC issued the Trial Measures and the Guidance Rules, which collectively establish a new regime to regulate overseas offerings and listings by domestic companies. Any future securities offerings and listings outside of mainland China by our company, including but not limited to follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

On April 12, 2020, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, which was amended on December 28, 2021 with effect from February 15, 2022. The Measures for Cybersecurity Review require that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

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

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, with effect from September 1, 2022, which require a data processor to apply for security assessment with the CAC before providing important data or personal information to overseas recipients under certain circumstances. On February 22, 2023, the CAC promulgated the Personal Information Outbound Transfer Standard Contract Measures, with effect from June 1, 2023, which provide that the personal information processor who provides personal information to overseas recipients through execution of standard contract with such overseas recipient shall meet certain criteria, conduct a personal information protection impact assessment before providing any personal information to an overseas recipient, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract.

Since the Draft Measures for Internet Data Security is in the process of being formulated and the Measures for Cybersecurity Review, the Outbound Data Transfer Security Assessment Measures, the Personal Information Outbound Transfer Standard Contract Measures and the Trial Measures are relatively new, there remains unclear on how these rules and regulations will be interpreted, amended and implemented by the relevant PRC governmental authorities, and it is uncertain whether we would be able to obtain such approvals or complete filings or other procedures in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Notice 78 requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System. Weibo has completed such registration, which is valid until June 30, 2024. Notice 78 also sets forth requirements for certain live streaming businesses with respect to, among others, real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live streaming review personnel requirements, and content tagging requirements. We have implemented real-name registration system for all of our live streaming hosts and users. For more information on Notice 78, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Live-streaming Services.”

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

On April 13, 2020, the CAC, the NDRC and other PRC government authorities jointly promulgated the Measures for Cybersecurity Review, which was amended on December 28, 2021 with effect from February 15, 2022. The Measures for Cybersecurity Review require that, among others, operators of “critical information infrastructure” purchasing internet products or services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering and listing on a foreign stock exchange. On November 14, 2021, the CAC released the draft Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, for public comments, which requires, among others, that a prior cybersecurity review would be required for the overseas listing of data processors that process over one million users’ personal information, or the listing of data processors in Hong Kong that affects or may affect national security.

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

On February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, with effect from March 31, 2023, and the No.1 to No.5 Supporting Guidance Rules, collectively, the Guidance Rules. The Trial Measures, together with the Guidance Rules, establish a new regime to regulate overseas offerings and listings by domestic companies. Any future securities offerings and listings outside of mainland China by our company, including but not limited to follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Failure to comply with the filing requirements under the Trial Measures may result in warnings, forced corrections, and fines of not less than RMB1 million and not more than RMB10 million for the relevant PRC companies. The responsible persons may face a warning and fines of not less than RMB0.5 million and not more than RMB5 million. Additionally, fines of not less than RMB1 million and not more than RMB10 million may be imposed on the PRC company’s controlling shareholder(s) and actual controller(s) who organized or instructed the violation. The Trial Measures have no retroactive effect and thus are not applicable to our listing and offering prior to the promulgation. However, as the Trial Measures are newly published and there are substantial uncertainties with respect to the filing requirements and overall implementation at this stage, we cannot assure you that, if the conditions are met and any filing or other procedure is required, we would be able to complete such filing or procedure for our future offering or listing, if any, and fully comply with the Trial Measures on a timely basis, if at all. Any failure or perceived failure by us to comply with the requirements under the Trial Measures may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. For details, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Concentration in Merger and Acquisition Transactions and Overseas Listings.”

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On November 16, 2021, the SAMR issued a decision of administrative penalty to Weimeng Chuangke with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s share acquisition of 36% shares of Jinhua Ruian Investment Management Co., Ltd. constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke timely paid the fine as required by such decision of administrative penalty.

On March 31, 2022, the SAMR issued a decision of administrative penalty to Weimeng Chuangke with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s share acquisition of 68.9% shares of Shanghai Jiamian Information Technology Co., Ltd. constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke timely paid the fine as required by such decision of administrative penalty.

On July 11, 2022, the SAMR issued a decision of administrative penalty to Weimeng Chuangke with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s acquisition of 10% shares of Beijing Hejuhuitong E-commerce Co., Ltd. and obtaining joint control with the other investor and the founders of Beijing Hejuhuitong E-commerce Co., Ltd., constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke timely paid the fine as required by such decision of administrative penalty.

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

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Anti-Monopoly Law, which came into effect on August 1, 2022. The new law increases fines for illegal business concentration to a maximum of 10% of the operator’s previous year’s sales revenue if the concentration has the potential to exclude or limit competition. The fine could be up to RMB5 million if the concentration has no effect of excluding or limiting competition. The law also mandates that relevant authorities order operators to report concentration, even below the filing threshold, if there is evidence of potential anti-competitive harm. On March 10, 2023, the SAMR issued four implementing rules to provide further clarity on the new Anti-Monopoly Law. These rules include provisions for curbing abuse of administrative power, prohibiting monopoly agreements, preventing abuse of market dominance, and reviewing undertakings’ concentration.

The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities recently strengthening supervision and enforcement of the Anti-Monopoly Law against internet platforms. Given that we do not hold a dominant market position in the relevant markets and we have not entered into any monopolistic agreement, our PRC legal advisor, TransAsia Lawyers, is of the view that, except for our acquisitions that are under investigation for concentration of business operators or determined by the SAMR that constituted a concentration of business operators without prior filing required by the Anti-Monopoly Law, we are in compliance with the currently effective PRC anti-monopoly laws in all material aspects; however, if the PRC regulatory authorities identify any of our activities as monopolistic under the PRC Anti-Monopoly Law and its implementing rules, or the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or identify us holding a dominant market position or of abusing such dominant position, we may be subject to other investigations and administrative penalties, such as termination of monopolistic act and confiscation of illegal gains. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the interpretation, implementation and enforcement of the new Anti-Monopoly Law and its implementing rules. It will be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

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

Weimeng holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Game Operations and Cultural Products.” Companies engaging in internet broadcasting activities must first obtain an audio/video program transmission license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet” for more details. Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a public notice stating that it had requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies. In the past, Weibo received decisions on administrative penalties which imposed a warning and a fine on Weimeng on the grounds that Weimeng carried on internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. Since 2020, Weimeng has not received administrative penalty for carrying on internet audio/video services without license but received administrative penalties from time to time due to illegal content posted by its users. We have paid the fine as required and cooperated with the relevant government authorities to take corrective measures, including, among other measures, immediate removal of relevant audio/video programming, warning or banning live streaming hosts, and improving our ability to identify and intercept illegal content. We have registered with the National Internet Audio-Visual Platforms Information Management System, through which our operations are supervised and guided by the National Radio and Television Administration and its local branches. This registration will expire after June 30, 2024. However, there can be no assurance that there will not be any further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet News Dissemination.” In addition, we may be required to obtain an internet publishing permit due to the online game related services we provided and the contents generated by our users. Weimeng has been actively communicating with the relevant regulator for the application of an internet publishing permit. Weimeng may not be able to obtain such license due to inappropriate or illegal content generated by users. Before we obtain such licenses or any additional licenses required by new laws and regulations, we could be subject to liabilities and penalties for providing online publishing services without the relevant licenses, including removal of the relevant online publications, confiscation of illegal income, fines, and/or the closure of our relevant websites, which could lead to severe disruption to our business operation.

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

Recently, PRC government has taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, the CAC issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services on December 31, 2021, effective on March 1, 2022, which provides that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services. Our social interest graph recommendation engine, which leverages our database of users’ social interest graphs based on their engagement actions on our platform, allows us to push the content that the users may find more relevant and interesting. To comply with the Administrative Provisions on Algorithm Recommendation of Internet Information Services, we may need to further adjust our business and operations. For instance, algorithms recommendation service providers are required to complete the filings on the algorithm filing system and publicly disclose the basic principles, purposes, intention, and operating mechanism of our algorithm-related products. In response to this requirement, we have filed four of our algorithms on the Internet Information Service Algorithm Filing System in 2022 and publicly disclosed the operation mechanism for “Weibo hot search” and provided an option for our users to limit algorithm-driven recommendations for content and advertisements in certain ways. However, the impact on our business operations is still substantially uncertain since this rule is relatively new and uncertainties still exist in relation to its interpretation. The impact on our SIG recommendation engine still depends largely on the number of users who actually turn off our algorithm recommendation services. If such opt-out ratio turns out to be on the high end, the advertisement efficiency on our platform may ultimately be lowered and our business operations may be adversely affected. Furthermore, the CAC released the draft Administrative Measures for Generative Artificial Intelligence Services on April 11, 2023 for public comments, pursuant to which, any entity or individual that utilizes generative AI products to provide chats, texts, pictures, and audio generation services, including supporting others to generate chats, texts, pictures, and audios through API or other means, or the Providers, assume the responsibility of content producer for the content generated by generative AI products. If personal information is involved, the Providers are required to take responsibility as the personal information processor and protect personal information. Furthermore, before using generative AI products to provide services to the public, providers must apply for a security assessment from the national cyberspace authority and fulfill certain algorithm filings procedures. The CAC has solicited comments on this draft until May 10, 2023. However, there is no timetable for its enactment. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation.

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

In addition, if we were to be classified as a PRC “resident enterprise” for PRC enterprise income tax purpose, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from the sale of our shares and ADSs may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares and ADSs. In addition to the uncertainty in how the “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident shareholders, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected. See “Note 9. Income Taxes” in the accompanying notes to the consolidated financial statements included in this annual report on Form 20-F.

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

If Weibo Corporation is regarded as a PRC non-resident enterprise and Weibo HK is regarded as a PRC resident enterprise, Weibo HK may be required to pay a 10% withholding tax on any dividends payable to Weibo Corporation and the dividends distributed from Weibo Technology to Weibo HK is not subject to dividend withholding tax. Furthermore, Weibo HK would be subject to PRC enterprise income tax at a rate of 25%. If Weibo Corporation and Weibo HK are each regarded as a PRC non-resident enterprise, Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK.

Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and the majority of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our cash needs are dependent on dividend payments from our subsidiaries in China after it receives payments from the VIEs under various services and other contractual arrangements. We may convert a portion of our RMB into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares and/or ADSs.

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

Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Its qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. Weibo Technology, a qualified software enterprise, enjoyed the relevant tax holiday from its first accumulative profitable year in 2015 and was subject to a reduced enterprise income tax rate of 12.5% from 2017 to 2019. Although Weibo Technology was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate as it has been five years since it first became profitable in 2015. Weibo Technology completed its filings as a “key software enterprise” with the tax authority in 2018, 2019 and 2020 for its status of 2017, 2018 and 2019, therefore is entitled to enjoy a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China and we will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained, usually one year in arrears. On March 29, 2021, the NDRC, together with several other authorities, jointly published the Circular on the Requirements for the Formulation of the List of Integrated Circuit Enterprises or Project and Software Enterprises Enjoying Tax Preferences, which provides higher requirements on “key software enterprise” than before. Weibo Technology was not able to maintain its “key software enterprise” qualification for the year of 2020 and thereafter due to the changes in the relevant policies, and does not qualify as a “key software enterprise” for the years of 2021 and 2022.

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

As of December 31, 2022, we had US$2.5 billion in cash and cash equivalent, and short-term investments, such as bank time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our Class A ordinary shares and ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In March 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to in response to a variety of factors, many of which are beyond our control. For example, in 2022, the trading price of our ADSs ranged from US$10.02 to US$36.51 per ADS and the trading price of our Class A ordinary shares has ranged from HK$81.30 to HK$275.00 per share. The trading prices of our listed securities are likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the trading prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States. A number of Chinese companies have listed or are in the process of listing their securities on stock markets in Hong Kong and/or the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States in general and consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares and/or ADSs may be highly volatile for factors specific to our own operations, including (but not limited to) the following:

●	variations in our revenues, earnings, cash flow and data related to our active user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us or SINA;
●	additions or departures of key personnel;
●	our share repurchase programs;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Substantial future sales or perceived potential sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline significantly.

Sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the trading price of our Class A ordinary shares and/or ADSs to decline significantly. All of our Class A ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Class A ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the U.S. Securities Act any applicable lock-up agreement, under trading plans adopted pursuant to Rule 10b5-1 or otherwise. SINA has pledged all of its shares in our company to secure its obligation under the SINA Facility Agreement, for detailed risks underlying this arrangement, please see “Risk Factors—Risks Relating to Our Carve-out from SINA and Our Relationship with SINA—SINA has pledged all of its shares in our company to secure a syndicate loan arranged by, among others, Goldman Sachs, and if SINA defaults on the underlying loan, we could experience a change in control.” If SINA defaults on its obligation under the SINA Facility Agreement, the Security Agent may dispose of or cause SINA to dispose of the pledged shares. We cannot predict what effect, if any, market sales of securities held by our controlling shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Shares and ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three votes per share. All of the outstanding ordinary shares held by SINA as of the date of this annual report are Class B ordinary shares. All other ordinary shares that are outstanding as of the date of this annual report are Class A ordinary shares. We intend to maintain the dual-class voting structure in the future. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (a) any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not the Founder (as defined under our memorandum and articles of association) or a Founder’s Affiliate (as defined under our memorandum and articles of association); or (b) a change of control of any direct or indirect holder of any Class B ordinary shares, including, but not limited to, any person other than the Founder or a Founder’s affiliate gaining “Control” over any of the “SINA Parent Companies” (e.g. by entering into an agreement with the Founder to jointly control the SINA Parent Companies), and even if the Founder or a Founder’s Affiliate remains to have joint “Control” of the SINA Parent Companies, each Class B ordinary share shall automatically and immediately be converted (by way of being re-designated) into one Class A ordinary share. In addition, each Class B ordinary share shall automatically and immediately be converted (by way of being re-designated) into one Class A ordinary share if at any time SINA and its Affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5)% of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 37.3% of our total issued and outstanding ordinary shares and 64.1% of the voting power of our outstanding shares as of March 31, 2023. Therefore, SINA will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of our ADSs and/or Class A ordinary shares and could diminish our cash reserves.

In March 2022, our board of directors authorized a share repurchase program under which we may repurchase up to US$500 million of our ADSs over the next 12 months, effective until March 31, 2023. As of March 31, 2023, this share repurchase program was not fully consummated.

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or any specific number of ADSs. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. Our share repurchase programs could affect and increase the volatility of the trading price of our listed securities. Our share repurchase programs may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases may further diminish our cash reserves.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs and Class A ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our current and expected income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A ordinary shares), it is likely that we were a PFIC for the taxable year ended December 31, 2022, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, such holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of its ADSs or Class A ordinary shares and on the receipt of distributions on its ADSs or Class A ordinary shares and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds our ADSs or Class A ordinary shares, even if we subsequently cease to be a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and executive officers reside outside the United States or Hong Kong, whose assets are substantially located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States or Hong Kong in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement. Under the 2006 Arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between the mainland China and Hong Kong Special Administrative Region. Under the 2019 Arrangement, a “choice of court” agreement in writing is no longer required for bilateral judgement recognition and enforcement. The 2019 Arrangement will come into effect after the promulgation of a judicial interpretation by the Supreme People’s Court and the completion of the relevant legislative procedures in the Hong Kong Special Administrative Region. On October 26, 2022, the Hong Kong Legislative Council passed the Mainland Judgments in Civil and Commercial Matters (Reciprocal Enforcement) Ordinance to implement the 2019 Arrangement, which may come into effect in the middle of 2023 once all the necessary mechanisms in both jurisdictions are established, as indicated by Hong Kong government. Upon the effectiveness of the Ordinance and the 2019 Arrangement, the 2019 Arrangement will supersede the 2006 Arrangement and through a simple and streamlined registration procedure, the Ordinance and the 2019 Arrangement will allow a broader range of civil and commercial judgments of the mainland China courts to be enforced in Hong Kong. However, before the effectiveness of the Ordinance and the 2019 Arrangement, it may still be difficult or impossible to enforce a judgment rendered by a Hong Kong court in mainland China and vice versa, if the parties in dispute do not have a “choice of court” agreement in writing.

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

In addition, we are permitted by Nasdaq Stock Market Rules to elect to rely, and have elected to rely, on certain exemptions from corporate governance requirements:

●	that the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1);
●	the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A); and
●	the requirements that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants under Nasdaq Rule 5635(c).

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

We are a public company and incur significant legal, accounting, and other expenses that we did not incur as a private company. We will incur additional costs as a result of our secondary listing on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We have been and we may again be involved in lawsuits in the United States in the future. For example, on March 15, 2021, plaintiffs GeoSolutions B.V. and GeoSolutions Holdings N.V. filed a complaint in the California Superior Court, Santa Clara County, naming as defendants, among others, the Company, the Chairman of our Board of Directors, our Chief Executive Officer, and our parent company Sina Corporation. The complaint alleges unlawful use of Plaintiffs’ location-based services technology by the defendants and a series of other claims. The Company, together with other served defendants, have removed the case from state court to the United States District Court for the Northern District of California. See GeoSolutions B.V. et al v. Sina.Com Online et al (5:21-cv-08019-EJD). On December 20, 2021, the Company and certain other Non-U.S. defendants filed a motion to dismiss the complaint for lack of personal jurisdiction in the federal court. On March 4, 2022, plaintiffs filed their opposition to the motion to dismiss. On April 22, 2022, the Company and certain other Non-U.S. defendants filed their reply. On March 16, 2023, the Court granted the motion to dismiss, with leave to amend. Plaintiffs indicated their intention to file an amended complaint. We believe this action is without merit and are defending it vigorously. We cannot predict the outcome of the action, and we are currently unable to estimate the potential loss, if any, associated with the resolution of this action. Lawsuits such as the above could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, Mr. Charles Chao, our chairman of the board of directors, was named as a defendant in ongoing putative securities class action lawsuits filed in the U.S. against another U.S. listed company in connection with a management buyout, which concern Mr. Chao in his capacity as a director of this public company and as an officer of a buyer group member. The court dismissed plaintiffs’ amended complaint on September 29, 2021. On February 8, 2022, the court entered judgment on its decision, ending the case in the district court. Plaintiffs appealed, and the case is currently going through appellate procedures before the Court of Appeals for the Second Circuit. The existence of the litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the trading price of our Class A ordinary shares and/or ADSs.

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

Weibo Corporation holds 100% of the equity of Weibo Hong Kong Limited, or Weibo HK, a company incorporated in Hong Kong, and 100% of the equity of WB Online Investment Limited, or WB Online, a company incorporated in the Cayman Islands. Weibo HK is our intermediary holding company in Hong Kong. WB Online mainly engages in investing activities.

Weibo HK holds 100% of the equity of Weibo Technology and 100% of the equity of Hangzhou Weishichangmeng Advertising Co., Ltd., or Weishichangmeng. Both Weibo Technology and Weishichangmeng are our wholly owned subsidiaries in China. Weibo Technology’s principal business activities are the provision of technical and consulting services. Weishichangmeng’s principal business activities are the provision of advertising and marketing services.

We are a holding company, and we conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. See “Item 4. Information on the Company—C. Organizational Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” We rely principally on dividends and other distributions from Weibo Technology for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. The VIEs hold certain assets including an Internet Content Provision License held by Weimeng, and other permits that are necessary for operating our business in China. In 2010, Weibo Technology gained a controlling financial interest in Weimeng and became its primary beneficiary (for accounting purpose only) through a series of contractual arrangements between Weibo Technology, Weimeng and Weimeng’s shareholders. Weimeng Chuangke primarily engages in strategic investments in companies whose businesses are complementary to ours, which generally include high-tech companies operating in different internet-related businesses. In 2014, Weibo Technology gained a controlling financial interest in Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, and became its primary beneficiary (for accounting purpose only) through a series of contractual arrangements between Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders. We refer to Weimeng and Weimeng Chuangke, collectively, as the VIEs in this annual report.

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

In October 2017, we issued the 2022 Notes. The 2022 Notes bear an annual interest rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. The 2022 Notes matured on November 15, 2022. Before the maturity of the 2022 Notes, a holder converted the 2022 Notes in principal amount of US$8,000. Upon the maturity of the 2022 Notes, we repaid US$899,992,000 aggregate principal amount of the 2022 Notes using our available cash.

In July 2019, we issued the 2024 Notes. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to the maturity.

In July 2020, we issued the 2030 Notes. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The 2030 Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

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

On August 22, 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. In the fourth quarter of 2022, we have fully withdrawn the US$900 million five-year bullet maturity term loan.

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

Leveraging the early-mover advantage and the accumulated know-hows and insights in the social media industry, Weibo has amassed a large user base in China and in Chinese communities in more than 190 countries around the world. We had 586 million MAUs and 252 million average DAUs in December 2022.

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

Our Revenue Model

We began monetization on our platform in 2012, and have since experienced solid revenue growth and margin expansion, except that our revenues and business were adversely impacted by the outbreaks of COVID-19 in 2020 and subsequent surges driven by various variants of COVID-19 in 2022. We had total net revenues of US$1,836.3 million in 2022, compared to US$2,257.1 million in 2021, mostly due to nationwide Omicron outbreaks that disrupted economic activities and caused macro economy to be volatile, which negatively impacted the overall advertising demand. For a detailed discussion of the COVID-19 impacts on our operations and financial performance, see “Item 5. Operating and Financial Review and Prospects—Impact of COVID-19 on Our Operations and Financial Performance.”

We generate revenues primarily from customers who purchase advertising and marketing services and, to a lesser extent, from fee-based revenues, such as membership. Revenues generated from advertising and marketing services accounted for 88% of our total revenues in both 2020 and 2021, and 87% of our total revenues in 2022. We had income from operations of US$506.8 million in 2020, US$697.4 million in 2021 and US$480.5 million in 2022. Our operating margin, being the ratio of income from operations to total revenues, reached 30% in 2020, 31% in 2021 and 26% in 2022.

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

●	Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, pictures, etc. based on keywords (hashtag), topics or recent popular trending. Through our powerful search function, users can efficiently acquire the most relevant information they seek in real time.
●	Discovery Zone. The discovery zone is the interface aggregating Search, Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie reviews, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interests in the discovery zone.
●	Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel. Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can watch live streaming content and movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo’s location-based services, users can locate popular points of interest, find information about them such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users.
●	Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion. Weibo hot search is our hot topic ranking chart which is calculated based on data mining of real-time search data on the Weibo platform, presenting to users the most breaking, real-time and trendy content. It is currently the go-to platform for hot trend discovery, consumption and discussion.

Self-Expression. We offer the following products to enable our users to express themselves on our platform:

●	Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A post is usually composed of text, and can include rich, descriptive and vivid content such as photos, short videos, live streaming and long-form articles.

●	Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo membership, which can be purchased mainly through monthly, quarterly, or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. We enable organizations to customize their Pages and to increase brand awareness, interact with followers, and perform marketing events, promotion activities, and advertisement campaigns on Weibo. We also enable businesses and other organizations to increase their business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.
●	Videos. Users can continuously create, share and discover full-screen vertical and horizontal short videos. Videos allow users to more easily create and consume content, and have gained popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.
●	Top Articles. Top Articles satisfies users’ need for content creation and presentation. Users can create beautifully presented content through Top Articles, and then publish their content through Weibo, which will display the content through information feed.
●	Weibo Q&A. Weibo Q&A is our question-and-answer platform where users can engage in free Q&A as well as paid Q&A. The creation and interaction of user-generated content strengthens user engagement on Weibo.
●	Weibo Live Streaming. Weibo Live Streaming includes showcase live streaming and media live streaming that satisfies the broadcasting demand of both individual users and business or organization users.

Social. We offer the following mechanisms to promote social interaction between users on our platform:

●	Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s followers. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.
●	Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.
●	Topic Discussion. By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.
●	Super Topic. Super Topic is a community product to aggregate content around an influencer or a particular interest for users to follow. Users can join a Super Topic to access curated content, interact with users who share similar interests and participate in topic discussion.
●	@Mention. Users can involve others into a particular feed and engage with them through @Mention these other users in the feeds. Meanwhile, users can easily participate in topics under which they are mentioned by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users.

Products for Advertising and Marketing Customers

We seek to provide advertising and marketing solutions to enable our customers to promote their brands and conduct effective marketing activities. We provide our customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on our platform. Our advertising and marketing customers seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

The prices of our advertising and marketing solutions depend upon various factors, including the format, display location, and duration of the advertisements. We generally enter into agreements with standard terms and conditions with advertisers and advertising agencies. From time to time, we may provide sales rebates to advertising agencies.

We consider the ultimate beneficiary of our online advertising services as an “advertiser,” meaning the party whose products, brand awareness or marketing activities benefited from the execution of advertisement. We consider a party that we enter into an advertisement service contract with as our “customer” from accounting perspective. As such, we treat an advertising agency who enters into an advertisement service contract with us as our customer, and such advertising agency may represent and serve multiple advertisers. If an advertiser directly enters into an advertisement service contract with us, we will treat such advertiser also as our customer.

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

Promoted Marketing. Leveraging our large and engaged user base, and celebrities and KOLs’ influence on Weibo platform, our customers are enabled to amplify their visibility and the reach of their original marketing campaign, and thus achieve earned media on our platform. Our promoted marketing offerings include the following:

●	Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the advertisement to the users. Super FST is an advertising platform specifically for our promoted feeds advertising products under a real time bidding system. By leveraging Weibo’s data insights, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increasing app installation rates and collecting sales leads. Customer can place information feeds advertisements either through our authorized distributor, or directly by themselves on Super FST. Super FST provides various advertising formats, such as multi-image post, image-text, video and matrix advertisements. Some of our differentiated promoted feeds advertising offerings include:
●	Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers or the audience that the customer would like to target, enabling customers to leverage celebrities and KOLs’ rising influence on our platform.
●	Weibo Express is a promoted service mainly offered to customers with brand awareness purpose to reach and engage with a broad range of Weibo users; and
●	Promoted Trends and Search. Promoted trends and search products appear alongside user’s organic trends discovery and search behaviors, based on keywords, topics and trends. Promoted trends, which are labeled as “promoted,” appear among the list of trending topics, and can be virally distributed to reach broader audience on the platform. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page. Promoted searches usually appear as the default keyword or topic in the search bar when triggered by users’ search behaviors of certain sponsored keyword or topic.

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

Weibo Wallet. Our Weibo wallet product enables platform partners to conduct interest generation activities on Weibo, such as handing out “red envelops” and coupons to other users to build a bigger and more active fan base, and drive purchase conversion. Weibo wallet also enables individual users to purchase different types of products and services on Weibo, including those offered by us, such as marketing services and membership, and those offered by our platform partners, such as e-commerce merchandises, financial products and virtual gifts.

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

We are a media platform in nature, and major Chinese internet companies, such as Tencent and Bytedance, that provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a social media platform featuring social networking services and providing a rich variety of multimedia contents, we are subject to intense competition from providers of similar services, such as social networking platforms and multimedia content platforms with social features. We are subject to intense competition from providers of similar services as well as potentially new types of online services. These services mainly include (i) messengers and other social apps and sites, such as Weixin/WeChat and QQ Mobile; (ii) multimedia apps (photo, video and live streaming, etc.), such as Douyin/TikTok, Kuaishou, Bilibili, Little Red Book (Xiaohongshu), iQiyi, Tencent Video, Youku and Xigua Video; and (iii) news apps and sites operated by other major internet companies, including Tencent, Bytedance and NetEase. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

For value-added services, we mainly offer membership services, online game services, social commerce solutions and live streaming tools to users that enable them to conduct related activities on our platform. Consequently, our value-added service offerings compete with platforms which provide similar services to users. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browsers and navigation pages.

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against businesses that offer such services, including but not limited to social media and social networking platforms, multimedia content platforms and online media platforms. We also compete with internet companies that offer online-to-offline, purchase solutions and other performance-based advertising services and digital media tailored to vertical industries, such as automobile and IT. We also compete against traditional media outlets for advertising and marketing spending.

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

Sales and Marketing

We maintain our own sales operations team. In historical periods before 2021, we classified our advertising business by customer type, namely, key account (“KA”) and SME customers, and they were served by different sales force. The separation of sales force was mainly driven by the marketing needs of these two group of customers we observed. Back then, the marketing needs of KA customers were more brand-driven, which resulted in their focus on purchasing brand exposure products, while the marketing needs of SME customers were usually performance-driven. However, with the development of the online advertising industry and the expansion of Weibo’s business over the years, the distinction between the needs of KA and SME customers became less obvious and the classification of customer type by KA and SME customers no longer fits our internal management and operational objectives. In order to address the market demand more efficiently, we have restructured our sales team at the end of fiscal year 2020 by eliminating the distinctions between the KA and SME customer sales forces and merging the two teams together. We also stopped labelling the customers by KA and SME customers and ceased tracking their data separately from the beginning of the fiscal year of 2021. We were also aware that the advertising demands of both KA or SME customers have been shifting towards “branding-plus-performance” and we have adjusted our advertisement products accordingly. We transact business either directly with customers or through third-party advertising agencies.

Due to the expertise required to carry out an effective online marketing campaign, many customers prefer to hire advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of internet marketing and advertising services. Our sales team leverages Weibo’s unique position and advantages in social marketing to assist customers or their advertising agencies throughout their advertising campaign cycle, from designing advertisement campaigns and crafting advertisements in different formats to executing social marketing campaigns and providing analytical tracking.

SINA acts as one of our agents in servicing our advertising and marketing clients. We have signed an agreement with SINA relating to these sales and marketing services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA—Sales and Marketing Services Agreement.” We will continue to offer integrated solutions to customers with both SINA’s and our advertising and marketing solutions. We believe that our advertising and marketing solutions are complementary to SINA’s.

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

Environmental, Social and Governance

Weibo is committed to living up to its social responsibilities and to facilitate meaningful public affairs dialogue. Media outlets use Weibo as a source of information and a distribution channel for their headline news. Government agencies and officials use Weibo as an important official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to boost their social influence. For example, amid the outbreaks of COVID-19 in China in 2020, as well as the subsequent surges driven by various variants of COVID-19 throughout 2022, we have been implementing measures to facilitate public disclosure and provide assistance in locating trustworthy and useful information. In addition, we launched Weibo Charity as early as 2012 to allow users to initiate charity projects by posting messages on our platform. Charity organizations and individuals with verified accounts can raise funds and recruit volunteers for public services on Weibo Charity. We also work with government, public welfare organizations, media outlets, enterprises, celebrities and KOLs on our platform to raise awareness of charitable causes. Some of our initiatives, for example, are focused on supporting rural revitalization efforts and providing aid and support to vulnerable populations.

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

We are committed to achieving carbon neutrality and will work towards improving energy efficiency. We also strive to make our office environment environmentally friendly by promoting green building concepts and using eco-friendly power for office equipment. Our greenhouse gas emissions are primarily generated by the energy consumed during our operations. Weibo is committed to complying with local energy conservation laws, regulations, and standards, and we actively monitor and manage our energy usage. We aim to improve our energy utilization by optimizing our energy structure, upgrading energy-consuming equipment, and exploring new energy sources. As a leading social media platform, we partner with media, enterprises, government, and non-profit organizations to encourage individuals to participate in green projects, making us a strong advocate for the green philosophy. While we comply with relevant national and local environmental laws and regulations, we do not produce any industrial waste that may harm the environment. As confirmed by our PRC counsel, TransAsia Lawyers, we are not required to obtain any approvals or certificates that are applicable to environmental laws and regulations in the PRC.

We have formulated and implemented various workplace safety policies and procedures to ensure that our employees have a safe working environment.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2022, we have registered 258 patents and applied for an additional 62 patents with the PRC State Intellectual Property Office. As of December 31, 2022, we have registered 521 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “” “” and “” trademarks.

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

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.” and “Item 3.—Risk Factors—D. Risks Relating to Our Business—We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.”

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

On February 25, 2023, the State Administration for Market Regulation released the Measures for the Administration of Internet Advertising. The measures, which replace previous regulations, will become effective on May 1, 2023. The goal of these measures is to ensure transparency, protect user rights and assign responsibilities to advertising agents, publishers, and platform operators. The measures provide guidelines for various forms of online advertisements, including pop-ups, open-screen, livestreaming, “soft text,” linked, auction ranked, algorithm-recommended, live broadcast, and covert advertisements. For example, when promoting goods through “soft text” ads, the publisher must clearly indicate that it is an advertisement using the relevant label. The regulations require internet platform operators to prevent and stop illegal advertisements, such as recording and storing user identity information, monitoring content, and using warnings or suspensions for users who publish illegal ads. Platform operators must also establish complaint and reporting mechanisms and cooperate with competent authorities. Platforms are not allowed to obstruct monitoring by the authorities. Those who violate these rules may face fines, confiscation of illegal profits, business operation suspension, and revocation of licenses. The administrative penalty decisions made by competent governmental authorities will be publicly disclosed through the National Enterprise Credit Information Publicity System.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council in 2001 and amended in 2008, 2016 and 2022, respectively, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%, except as otherwise stipulated by the state. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local branches. Due to the limitation of foreign investment in value-added telecommunications services companies that provide internet information services, we would be prohibited from acquiring any equity interest in Weimeng. In addition, we believe that our contractual arrangements with Weimeng and its individual shareholders provide us with sufficient and effective control over Weimeng. Accordingly, we currently do not plan to acquire any equity interest in Weimeng.

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

To comply with these PRC regulations, we operate our platform through Weimeng. Weimeng is currently owned by four PRC employees of our company or SINA, Y. Liu, W. Wang, W. Zheng and Z. Cao, and a third-party minority stake holder, WangTouTongDa (Beijing) Technology Co., Ltd. Weimeng holds an Internet Content Provision License and an Online Culture Operating License. Weimeng owns the domain names related to its operations and our platform (weibo.com, weibo.cn, and weibo.com.cn), while the trademarks relating to our operations are held by Weibo Technology, Weimeng and SINA’s subsidiaries. Due to the fact that trademarks owned by SINA’s subsidiaries contain SINA’s Chinese name or logo, such trademarks cannot be transferred to us. However, each of SINA’s subsidiaries has granted an exclusive license to Weimeng for its use of such trademarks. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by Weimeng, we may need to transfer these trademarks to Weimeng, which could severely disrupt our business.

If, despite these precautions, the PRC government determines that we do not comply with applicable laws and regulations, it can revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our platform, require us to restructure our operations, including possibly the establishment or restructuring of a foreign-invested telecommunications enterprise, re-application for the necessary licenses, or relocation of our businesses, staff and assets, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services, which was amended on November 16, 2022 with effect from December 15, 2022. It provides that services related to following-up on or responding to online comments must also strictly verify the identification information of registered users, establish and improve a user personal information protection system, establish and improve an Internet follow-up comment review and administration system for real-time monitoring of user comments, and emergency responses, among other things.

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

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, with effect from August 1, 2022, which provides guidelines on registration and use of internet accounts by internet users and management of internet account information by internet information service providers. Specifically, the internet information service providers shall be the responsible party to perform the management obligations of internet account information, have adequate professional personnel and technical capacity commensurate with its service scale, and establish and strictly implement the management rules on verification of identity information, verification of account information, security of information content, ecological governance, emergency responses, personal information protection, etc.

On September 9, 2022,  the CAC, together with the MIIT and SAMR jointly issued the Administrative Provisions on Internet Pop-up Window Information Notification Services, with effect from September 30, 2022, which provides that Internet pop-up window information notification services provider shall be the responsible party for management of information content, and establish and improve management rules on information content review, ecological governance, data security, personal information protection and protection of minors.

To comply with these PRC laws and regulations, we have taken measures including removing the function of star power list on our platform and adopted internal procedures to monitor content displayed on our platform, including a team of employees dedicated to screening and monitoring content uploaded on our platform and removing inappropriate or infringing content.

To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our platform or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and number of users on our website increase. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo.”

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

On November 14, 2021, the CAC published a discussion draft of Management Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also provided that operators of large Internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Measures for Internet Data Security required data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also stated that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Measures for Internet Data Security required Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 24, 2023, the CSRC together with other PRC governmental authorities issued the Provisions on Strengthening the Management of Confidentiality and Archives regarding Overseas Securities Offerings and Listings by Domestic Companies, or the Confidentiality and Archives Management Provisions, with effect from March 31, 2023, pursuant to which, domestic companies, securities companies and securities service institutions involved in the overseas offerings and listings by PRC domestic companies, either in direct or indirect form, must establish a system of confidentiality and archival management to prevent disclosure of state secrets or harm to the state and public interests. The Confidentiality and Archives Management Provisions require that, among others, domestic companies involved in overseas offerings and listings must obtain approval from the competent authority and file with the secrecy administrative department at the same level before providing or publicly disclosing any document or material that involves state secrets or working secrets of state organizations. They must strictly follow relevant procedures in accordance with regulations to provide any document or material, the leakage of which may have adverse effects on national security or public interests. PRC domestic companies must provide statements to securities companies and securities service institutions indicating that they have followed these requirements. Additionally, domestic companies must enter into a confidentiality agreement with securities companies and securities service institutions to specify their confidentiality obligations and liabilities in accordance with laws and regulations, including PRC Laws on Protecting State Secrets and the Confidentiality and Archives Management Provisions. Working papers produced by securities companies and securities service institutions within the PRC for overseas offerings and listings shall also be stored within the PRC. The Confidentiality and Archives Management Provisions also require domestic companies to complete relevant procedures before providing accounting archives to entities, including securities companies, securities service institutions, overseas regulators, and individuals. PRC domestic companies, securities companies and securities service institutions must obtain relevant approval before providing documents and information in response to inspections and investigations by overseas regulators. These inspections and investigations should be conducted via the cross-border supervision mechanism whereby the PRC regulators will provide necessary assistance.

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

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our platform, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases what content could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increase. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo.”

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

On November 25, 2022, the CAC, together with the MIIT, the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, with effect from January 10, 2023, which require deep synthesis service providers having public opinion properties or social mobilization capacity to complete the filing procedures under the Administrative Provisions on Algorithm Recommendation of Internet Information Services.

On April 11, 2023, the CAC released the draft Administrative Measures for Generative Artificial Intelligence Services for public comments. The draft measures apply to research, development, and use of generative AI that is offered to the public within China’s territory. Generative AI is defined as technology that generates content in the form of texts, pictures, audios, videos, and codes based on algorithms, models, and rules. Under the draft measures, any entity or individual that utilizes generative AI products to provide chats, texts, pictures, and audio generation services, including supporting others to generate chats, texts, pictures, and audios through API or other means, or the Providers, assume the responsibility of content producer for the contents generated by generative AI products. Furthermore, if personal information is involved, the Providers are required to take responsibility as the personal information processor and protect personal information. Before providing any services to the public utilizing generative AI products, a Provider is required to apply for a security assessment from the national cyberspace authority in compliance with the Regulations for the Security Assessment of Internet Information Services with Public Opinion Properties or Social Mobilization Capacity and fulfill algorithm filings requirements in accordance with the Regulations on the Management of Algorithm Recommendations for Internet Information Services. Providers are required to adhere to certain principles, including, among others, ensuring that the content created by generative AI aligns with societal morals and does not threaten national security, taking measures to avoid discrimination, ensuring the accuracy of generated content, and respecting intellectual property rights. If generated content does not meet the requirements under the measures discovered during operation or reported by users, Providers shall take measures such as content filtering and prevent their recurrence within three months through model optimization training and other methods. Providers shall label AI-generated content in accordance with the Administrative Provisions on Deep Synthesis of Internet Information Services. The CAC has solicited comments on this draft until May 10, 2023.

We have been advised by our PRC counsel, TransAsia Lawyers, that our current approaches are in compliance with effective laws and regulations for algorithm recommendation and deep synthesis in all material aspects as of the date of this annual report. However, since the Administrative Provisions on Algorithm Recommendation of Internet Information Services is relatively new thus uncertainties still exist with its interpretation, the potential impact on our business operations is still substantially uncertain.

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

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening the Protection of Online Information. Most requirements under the decision that are relevant to internet content provision operators are consistent with the requirements already established under the MIIT provisions mentioned above, though often stricter and broader. Under the decision, if an internet content provision operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. Internet content provision operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. Internet content provision operators are further prohibited from divulging, distorting or destroying of any such personal electronic information, or selling or proving such information to other parties. The decision also requires that internet content provision operators providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations and website closures.

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

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measure, or the Security Assessment Measures, which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply for security assessment with the competent authority before any outbound data transfer if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC.

On February 22, 2023, the CAC promulgated the Personal Information Outbound Transfer Standard Contract Measures, or the Standard Contract Measures, with effect from June 1, 2023. The Standard Contract Measures apply to the provision of personal information to any overseas recipient by a personal information processor through executing standard contract for personal information outbound transfer with such overseas recipient. The personal information processor who provides personal information to overseas recipient through standard contract shall meet the following criteria: (i)  it is not a critical information infrastructure operator; (ii) it handles personal information of less than one million individuals; (iii) it provided personal information of less than 100,000 individuals in aggregate to overseas recipients since January 1 of the previous year; and (iv) it provided sensitive personal information of less than 10,000 individuals in aggregate to any overseas recipients since January 1 of the previous year. The Standard Contract Measures also require a personal information processor to conduct a personal information protection impact assessment before providing any personal information to an overseas recipient and complete the filing with local cybersecurity authority within 10 working days from the effective date of the standard contract.

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

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Anti-Monopoly Law, which came into effect on August 1, 2022. The new law increases fines for illegal business concentration to a maximum of 10% of the operator’s previous year’s sales revenue if the concentration has the potential to exclude or limit competition. The fine could be up to RMB5 million if the concentration has no effect of excluding or limiting competition. The law also mandates that relevant authorities order operators to report concentration, even below the filing threshold, if there is evidence of potential anti-competitive harm. On March 10, 2023, the SAMR issued four implementing rules to provide further clarity on the new Anti-Monopoly Law. These rules include provisions for curbing abuse of administrative power, prohibiting monopoly agreements, preventing abuse of market dominance, and reviewing undertakings’ concentration.

In 2021 and 2022, the SAMR issued three administrative penalties on Weimeng Chuangke regarding alleged illegal concentration of business operators under the Anti-Monopoly Law, each of which resulted in a fine of RMB500,000 for concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke has timely paid the fines as required. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

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

On February 19, 2021, the Notice of General Office of the China Banking and Insurance Regulatory Commission on Further Regulating the Internet Lending Business of Commercial Banks was issued. Under this regulation, if a commercial bank and a cooperative agency jointly contribute to the issuance of Internet loans, (i) management requirements for the range of capital contribution proportion shall be strictly implemented, (ii) the capital contribution proportion of the cooperative party in a single loan shall not be less than 30%, and (iii) the bank’s balance of loans granted with a single cooperative party (including its affiliated parties) shall not exceed 25% of the net tier 1 capital of the bank. The balance of Internet loans jointly issued by a commercial bank and a cooperative agency shall not exceed 50% of the bank’s balance of total loans granted by the bank. Also, this regulation imposes strict control over cross-regional operations. A local corporate bank that engages in Internet lending business shall provide services for local clients and shall not carry out Internet lending business beyond the jurisdiction of its registration place. However, a corporate bank that has no physical business outlets, mainly carries out its business online, and meets other conditions prescribed by the CBIRC is excluded.

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

On September 27, 2021, the PBOC issued the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures prohibit financial institutions from carrying out commercial cooperation with market institutions that have not obtained the qualifications for credit reporting business in accessing credit information.

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

On May 7, 2022, CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, or the Live Streaming Opinions, which iterates the requirements for live streaming platforms in respect of strengthening real-name registration, prohibiting minors from virtual gifting and restrictions on providing live streamer services to minors. Pursuant to the Live Streaming Opinions, online platforms are prohibited from ranking, introducing or recommending live streaming performers solely by the monetary amount of virtual gifts that they have received from users, nor could the platforms rank users based on the monetary amount of virtual gifts that they have sent to live streaming performers. Any such rankings currently available on these online platforms is ordered to be removed by June 7, 2022 according to the Live Streaming Opinions. In addition, the online platforms shall procure that, during the peak hours (from 8.00 p.m. to 10.00 p.m.) every day, each live streaming performer shall not engage in “PKs” (i.e., a real-time interactive competitive game between two performers) against another performer for more than twice, and the online platforms shall not impose penalty within the game or provide any technical support to facilitate imposing such penalty.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and amended in 2015, 2018 and 2020. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Weimeng holds a permit for radio and television program production and operation, with a permitted scope of production and distribution of radio and television programs (excluding political news and similar topics and columns), valid through June 30, 2024.

On January 9, 2019, China Network Audio-Visual Program Service Association issued the Detailed Rules for Reviewing Network Short Video Contents, which was amended on December 15, 2021 and sets out 100 types of contents that are restricted from short-video programs.

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

On March 25, 2022, the CAC, the SAT and the SAMR jointly issued the Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which require, among other things, live streaming platforms to strictly comply with relevant laws and regulations and the principle of real-name verification at the back end and voluntary registration at the front end. Live streaming publishers must be authenticated and registered based on their identity card information and unified social credit codes. Live streaming platforms must report relevant information to the local provincial-level cyberspace administration and the competent tax authority every six months, including the identity information, remuneration account, type of revenue, and profit-earning details of live streaming publishers.

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

Weimeng provides a platform for our users to post news, current topics and social events and it has obtained an Internet News Publication License on July 30, 2022 for providing news republishing and broadcasting platform services, which is valid through July 29, 2025.

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

Regulations on Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, promulgated by the State Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. We have completed the filing for the drug-related information available on our platform, including information from those using our platform to promote their products and services and drug-related information shared on our platform.

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

We have registered 258 patents and applied for 62 patents with the PRC State Intellectual Property Office as of December 31, 2022.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 521 software copyrights as of December 31, 2022.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiaries.”

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Regulations on Concentration in Merger and Acquisition Transactions and Overseas Listings

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

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Anti-Monopoly Law, which came into effect on August 1, 2022. The new law increases fines for illegal business concentration to a maximum of 10% of the operator’s previous year’s sales revenue if the concentration has the potential to exclude or limit competition. The fine could be up to RMB5 million if the concentration has no effect of excluding or limiting competition. The law also mandates that relevant authorities order operators to report concentration, even below the filing threshold, if there is evidence of potential anti-competitive harm. On March 10, 2023, the SAMR issued four implementing rules to provide further clarity on the new Anti-Monopoly Law. These rules include provisions for curbing abuse of administrative power, prohibiting monopoly agreements, preventing abuse of market dominance, and reviewing undertakings’ concentration.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Draft Administrative Provisions”) and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) (together with the Draft Administrative Provisions, “the Drafts”), which were open for public comments until January 23, 2022. Pursuant to the Drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, PRC domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately.

The Guidance Rules provide that the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets both of the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC companies in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the principal place of business is in the PRC or carried out in the PRC. In all such cases, the issuer or its designated principal operating PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit a filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit a filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. The issuer shall also submit a report with respect to the following material events within three business days after the occurrence and announcement of such event: (i) change of control rights; (ii) being investigated or punished by overseas securities regulatory authorities or relevant competent authorities; (iii) change of listing status or listing board; and (iv) voluntary or mandatory termination of the listing. The Guidance Rules specify that “control relationship” or “control right” under the Trial Measures refer to the actual control of the company by means of equity, voting rights, trusts, agreements and other arrangements, either individually or jointly, directly or indirectly. Therefore, the Trial Measures are interpreted to apply to PRC companies that use a variable interest entity structure. The Trial Measures also identify certain circumstances that will preclude issuers from pursuing overseas offerings and listings, including (i) explicit prohibition from financing through listing by laws, administrative regulations, or relevant national provisions; (ii) recognition by the relevant competent department of the State Council that the issuer’s overseas offering and listing may harm national security; (iii) commission of criminal offenses, such as embezzlement, bribery, misappropriation of property, or disruption of market orders by the domestic companies, its controlling shareholder, or the actual controller within the past three years; (iv) ongoing investigation by law enforcement agencies for suspected criminal or significant illegal and irregular activities without any clear conclusion yet; and (v) material ownership disputes over shares held by the controlling shareholder or by other shareholders that are controlled by controlling shareholder and/or actual controller. Additionally, the Trial Measures include certain compliance requirements for issuers, such as compliance with national security laws, regulations and provisions on foreign investment, cyber security and data security, and address that security review procedures, if involved, shall be carried out in accordance with relevant laws prior to submitting the application for overseas offering and listing.

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

Weibo Corporation is the offshore holding company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and the VIEs and VIEs’ subsidiaries. The following diagram illustrates our corporate structure, including our major subsidiaries and the VIEs, as of the date of this annual report:

Weibo Corporation
(Cayman Islands)
100%
100%
Weibo Hong Kong Limited
("Weibo HK")
(Hong Kong)
WB Online Investment Limited
("WB Online")
(Cayman Islands)
Outside PRC
Inside PRC
100%
100%
Weibo Internet Technology
(China) Co., Ltd.
("Weibo Technology")
Hangzhou Weishichangmeng
Advertising Co., Ltd.
("Weishichangmeng")
Beijing Weimeng Technology
Co., Ltd.
("Weimeng")(1)
Beijing Weimeng Chuangke
Investment Management Co., Ltd.
("Weimeng Chuangke")(2)

Equity interest.

(1)

The shareholders of Weimeng are four PRC employees of us or SINA, namely, Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder, holding 1% of Weimeng’s equity interest. See also “Item 4. Information on the Company—C. Organizational Structure—Minority Investment in Weimeng” and “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

(2)	The shareholders of Weimeng Chuangke are two PRC employees of us or SINA, namely, Yunli Liu and Wei Wang, holding 50% and 50% of Weimeng Chuangke’s equity interests, respectively.

Contractual Arrangements with the VIEs and Their Respective Individual Shareholders.

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

The capital investments in both Weimeng and Weimeng Chuangke were funded through Weibo Technology and recorded as interest-free loans to the respective shareholders of Weimeng and Weimeng Chuangke. As of December 31, 2022, the total amount of interest-free loans to the shareholders of Weimeng was RMB555.0 million (US$80.5 million) and to the shareholders of Weimeng Chuangke was RMB30.0 million (US$4.3 million). Under various contractual agreements, the shareholders of our consolidated VIEs are required to transfer their ownership in the VIEs to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of our consolidated VIEs are assigned to Weibo Technology. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with each of our consolidated VIEs, under which Weibo Technology provides technical services and other services to these VIEs in exchange for substantially all of their economic benefits. In addition, the shareholders of our consolidated VIEs have pledged their shares in these VIEs as collateral for repayment of loans and payment of fees on technical and other services due to us.

Weibo Technology recognized service fees from all the VIEs in the amount of US$766.8 million, US$1,026.2 million and US$745.1 million for the years ended December 31, 2020, 2021 and 2022 in consideration for services provided to the VIEs. Net revenues from VIEs and VIEs’ subsidiaries accounted for 78.1%, 80.7% and 83.9% of our net revenues for the years ended December 31, 2020, 2021 and 2022. The contractual arrangements currently in force in relation to Weimeng were first established on October 11, 2010 and certain agreements were subsequently entered into on January 19, 2018. The contractual arrangements currently in force in relation to Weimeng Chuangke were first established on April 9, 2014 and certain agreements were subsequently entered into on February 17, 2020.

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

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd. made an investment of RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

The third party minority stake holder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we are not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. We believe Weibo Technology, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng (for accounting purpose only) as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

Although we have been advised by our PRC counsel, TransAsia Lawyers, that our arrangements with Weimeng are not in conflict with current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization and operations in China to comply with the changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that the VIE structure was not done on an arm’s-length basis and therefore constitutes favorable transfer pricing, they could request Weimeng to adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of Weibo Technology but could adversely affect us by increasing Weimeng’s tax expenses, which could subject Weimeng to late payment fees and other penalties for tax underpayment and/or could result in the loss of tax benefits available to Weibo Technology in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

D.Property, Plants and Equipment

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2022, we have leased approximately 33,000 square meters of office space mainly in Beijing, Shanghai and Zhengzhou. These leases have various expiration dates. In addition, SINA allocates rental expenses to us for some of its office space where SINA employees devote part of their time to providing services to us or where SINA shares certain office space (SINA Plaza) with us for our employees to use. In December 2022, Weibo Hong Kong Limited, our wholly owned subsidiary, entered into an agreement to purchase 100% of the equity interests of Sina.com Technology (China) Co., Ltd. (“STC”), the owner of SINA Plaza in Beijing, for an aggregate consideration of approximately RMB1.5 billion. No further rental expenses related to the SINA Plaza would be allocated from SINA to us since 2023.

The servers that support our products and services are primarily maintained at China Telecommunications Corporation, or China Telecom, China Unicom branches, Ali Cloud and Huawei Cloud services in cities across China, as well as servers located in Hong Kong. We share the use of certain domestic servers with SINA during the ordinary course of our business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA.”

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

Overview

As a leading social media platform for people to create, discover and distribute content in China and the global Chinese communities, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Our MAUs increased from 521 million in December 2020 to 573 million in December 2021, and further to 586 million in December 2022. Our average DAUs increased from 225 million in December 2020, to 249 million in December 2021, and further to 252 million in December 2022. The ratio of average DAUs to MAUs remained stable at 43% during the periods presented above. Approximately 95% of our MAUs in December 2022 accessed Weibo through mobile devices at least once during the month.

We offer a wide range of advertising and marketing solutions to our customers, ranging from large brand advertisers to small medium-sized enterprises, enabling them to promote their brands, products and services to our users. Advertising and marketing services contribute to the majority of our revenues, mainly including the sale of social display advertisements and promoted feeds. We have developed and are continuously refining our interest-based recommendation engine, which enables our customers to perform social marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

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

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and to a lesser extent, through value added services, mainly including membership and game related services. We place great emphasis on product innovation and our steady stream of introductions of new advertisement products has led to solid and healthy revenue growth since our IPO, except that our revenues and business were adversely impacted by the outbreaks of COVID-19 in 2020 and subsequent surges driven by various variants of COVID-19 in 2022. Our revenues in 2020, 2021 and 2022 were US$1,689.9 million, US$2,257.1 million and US$1,836.3 million, respectively. We had a net income attributable to Weibo’s shareholders of US$313.4 million in 2020, US$428.3 million in 2021 and US$85.6 million in 2022.

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

Scale and Engagement of Our User Base. Our revenues are ultimately affected by the scale of our user base, and the strategies we pursue to achieve user growth may affect our costs and expenses and results of operations. We have experienced solid user growth since our inception in 2009. As the size of our user base increases to an even larger scale and as we become more penetrated in China, our user growth rate may decrease, or not to continue to grow at all. Due to the media nature of our platform, the growth of our users may not be linear. In general, the penetration of Weibo among internet users in the more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. Our ability to grow our active user base will depend in part on the success of our strategies to attract additional users from lower-tier cities and towns in China while maintaining or growing our user base in tier 1 and tier 2 cities.

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

Monetization. We started monetization in 2012 and have since experienced solid revenue growth, despite the negative impact from COVID-19 in 2020 and 2022. We generate revenues primarily from customers who purchase advertising and marketing services and, to a lesser extent, from value-added services. Our monetization model is evolving and sophisticated. Therefore, we are unable to gauge the period-to-period growth of our revenues based on any particular user traffic metric. Furthermore, our ability to monetize our user traffic depends to a large degree on how well the demographic profile and social interests of our users fit the audience profile that our advertising and marketing customers hope to reach at any given time. Our advertising and marketing customers may seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing. We plan to increase the monetization of our platform by growing our user base and user engagement, and managing advertisement inventory and advertising load more effectively without adversely affecting user experience. Meanwhile, in order to continue to increase the efficiency of monetization, we need to stay innovative to improve the targeting capabilities of our advertising and marketing offerings and develop new advertisement products, formats and capabilities. We also plan to further diversify our monetization through growing value-added services.

We have been exploring various ways of monetization since 2012. For example, in 2017 and 2020, we initiated two rounds of comprehensive revamp on our advertisement system to drive bidding efficiency as well as diversify our advertising offerings. We generate revenues from value-added services primarily by providing membership and online game services. We have been exploring monetization opportunities in value-added services through investment in various areas, including our acquisition of a company operating several online interactive entertainment apps in China including “Pocket Werewolves” in 2020.

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

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We have taken measures to reduce the impact of this epidemic outbreak, including upgrading our telecommuting system, monitoring our employees’ health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, the COVID-19 pandemic has caused reduced or curtailed advertising expenditures from our customers and their overall demand for our advertising services, as well as increased volatility of their advertising expenditure patterns from period-to-period. These events have materially and adversely affected our business since 2020 and contributed to slower growth in our revenues, slower collection of accounts receivables and additional allowance for credit losses.

China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our customers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as our advertising customers may reduce or curtail their advertising budget and spending more broadly. Our advertising customers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

As of December 31, 2022, our total cash, cash equivalents and short-term investments were US$3,171.2 million. Our principal sources of liquidity have been net proceeds from cash from operations, issuance of unsecured senior notes, public offerings of our ordinary shares, borrowing of long-term loans and other financing activities. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25)% while the remaining profits will continue to be taxed at the existing 16.5% tax rate. As of December 31, 2020, and 2021, our Hong Kong subsidiary had a net operating loss of US$10.4 million and US$0.8 million, respectively, which can be carried forward indefinitely to offset future taxable income. For the year ended December 31, 2022, Weibo HK earned a profit and utilized all the net operating loss carried forward from previous years.

PRC

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as a “software enterprise,” “key software enterprise” and/or “high and new technology enterprise.” Weibo Technology, our PRC subsidiary, was qualified as a “software enterprise” and was entitled to an exemption from the enterprise income tax for two years beginning 2015, its first accumulative profitable year, and a 50% reduction (to a tax rate of 12.5)% for the subsequent three years from 2017 to 2019. Although Weibo Technology was qualified as a “software enterprise” in 2020, it did not enjoy a reduced tax rate for its “software enterprise” status as it has been five years since its first profitable year of 2015. Weibo Technology completed its filings as a “key software enterprise” with the tax authority in 2018, 2019 and 2020 for its status of 2017, 2018 and 2019, and, therefore, was entitled to enjoy a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The qualification as a “key software enterprise” is subject to annual evaluation and approval by the relevant authorities in China, and we will only recognize the preferential tax treatment of “key software enterprise” status when approval from the relevant authorities is obtained, usually one year in arrears. Weibo Technology was not able to maintain its “key software enterprise” qualification for the year of 2020 and thereafter due to the changes in the relevant policies, and may not qualify as a “key software enterprise” for the years of 2021 and 2022. Weibo Technology was granted the “high and new technology enterprise” status for the fiscal years from 2017 to 2022, which entitled the qualified entity to a preferential tax rate of 15% in 2020, 2021 and 2022. Its qualification as a “high and new technology enterprise” is subject to annual self-evaluation by us, and the relevant documents should be retained for future examination purpose. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for us to continue enjoying the preferential tax treatment. In addition, certain of our other PRC entities also qualify as a “software enterprise,” and/or “high and new technology enterprise,” and currently enjoy the respective preferential tax treatments.

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

Dividends paid by our subsidiary in China, Weibo Technology, to our intermediary holding company in Hong Kong, Weibo HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a reduced tax rate. If Weibo HK satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, dividends paid by Weibo Technology to Weibo HK will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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

If Weibo Corporation were regarded as a “PRC non-resident enterprise” and Weibo HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Furthermore, the dividends distributed from Weibo Technology to Weibo HK will not be subject to dividend withholding tax, and Weibo HK would be subject to PRC enterprise income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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

	For the Year Ended December 31,
	2020	2021	2022

	(In US$ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	1,202,712	1,633,242	1,392,723
Alibaba(1)	188,597	181,241	107,197
SINA	48,353	96,359	56,206
Other related parties	46,493	69,953	40,524
Subtotal	1,486,155	1,980,795	1,596,650
Value-added services revenues	203,776	276,288	239,682
Total revenues	1,689,931	2,257,083	1,836,332
Costs and expenses:
Cost of revenues(2)	302,180	403,841	400,585
Sales and marketing(2)	455,619	591,682	477,107
Product development(2)	324,110	430,673	415,190
General and administrative(2)	101,224	133,475	52,806
Impairment of intangible assets	—	—	10,176
Total costs and expenses	1,183,133	1,559,671	1,355,864
Income from operations	506,798	697,412	480,468
Income (loss) from equity method investments	10,434	14,217	(24,069)
Realized gain from investments	2,153	3,243	1,591
Fair value changes through earnings on investments, net	35,115	(72,787)	(243,619)
Investment related impairment and provision	(211,985)	(106,800)	(71,081)
Interest income	85,829	77,280	105,434
Interest expense	(57,428)	(71,006)	(71,598)
Other income (loss), net	4,997	9,159	(49,040)
Income before income tax expenses	375,913	550,718	128,086
Less: income tax expenses	61,316	138,841	30,277
Net income	314,597	411,877	97,809
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	1,233	(16,442)	12,254
Net income attributable to Weibo’s shareholders	313,364	428,319	85,555
Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	226,921	228,814	235,164
Diluted	227,637	230,206	236,407
Income per ordinary share:
Basic	1.38	1.87	0.36
Diluted	1.38	1.86	0.36
Income per ADS(3):
Basic	1.38	1.87	0.36
Diluted	1.38	1.86	0.36
(1)	For the years ended December 31, 2020, 2021 and 2022, we recorded US$152.0 million, US$139.6 million and US$107.0 million, respectively, in advertising and marketing revenues from Alibaba as an advertiser. Moreover, one of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$36.6 million and US$41.7 million and US$0.2 million to our total revenues for the three-year period ended December 31, 2022.

(2)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Cost of revenues	5,384	8,112	9,417
Sales and marketing	9,983	15,292	18,910
Product development	33,093	43,622	55,294
General and administrative	18,645	20,970	28,092
Total	67,105	87,996	111,713
(3)	Each ADS represents one Class A ordinary share.

Revenues

We generate the majority of our revenues from advertising and marketing services, such as social display advertisements, and promoted marketing. We also generate revenues from value-added services, mainly including membership and online game services.

2022 Compared to 2021

Our total net revenues decreased by 19% from US$2,257.1 million in 2021 to US$1,836.3 million in 2022. We have encountered various challenges in 2022, such as the unfavorable impact from the overall depreciation of RMB against the U.S. dollar in 2022 compared to 2021 and subsequent surges driven by various variants of COVID-19 in 2022 which had negative impacts on our customers.

●	Advertising and Marketing Revenues. Advertising and marketing revenues decreased by 19% from US$1,980.8 million in 2021 to US$1,596.7 million in 2022. Mobile advertising revenues accounted for approximately 94% of our total advertising and marketing revenues in 2022, compared to 93% in 2021, benefiting from the growth of advertiser preferences. The total number of advertisers kept relatively stable at 1.0 million in 2021 and 2022. The average spending per advertiser (excluding Alibaba) decreased by 17% from US$1,860 in 2021 to US$1,552 in 2022, primarily due to conservative advertising budget from advertisers which have been influenced by macroeconomic factors and disruptions stemming from COVID-19 infections.

Revenues from advertising customers (excluding Alibaba) decreased by 19% from US$1,841.2 million in 2021 to US$1,489.7 million in 2022. The decline was mostly due to nationwide Omicron outbreaks that disrupted economic activities and caused macro economy to be volatile, which negatively impacted the overall advertising demand. Revenues generated from Alibaba as an advertiser was US$107.0 million in 2022, compared to US$139.6 million in 2021. The advertising spending from Alibaba highly correlates to its own business operation, especially its marketing strategies, which fluctuates from time to time.

●	Value-added Services Revenues. Value-added services revenues decreased by 13% from US$276.3 million in 2021 to US$239.7 million in 2022, mostly due to the decline in revenues from membership service from US$127.7 million in 2021 to US$93.4 million in 2022. In June 2022, we adjusted our strategy for live streaming business and decided to transfer the operation of Yizhibo business to a related party with the ownership of all the intellectual properties unchanged. We recognized immaterial revenues from live streaming since the second quarter of 2022.

2021 Compared to 2020

Our total net revenues increased by 34% from US$1,689.9 million in 2020 to US$2,257.1 million in 2021.

●	Advertising and Marketing Revenues. Advertising and marketing revenues increased by 33% from US$1,486.2 million in 2020 to US$1,980.8 million in 2021. Mobile advertising revenues accounted for approximately 93% of our total advertising and marketing revenues in 2021, compared to 90% in 2020, benefiting from the growth of advertiser preferences. The total number of advertisers was 1.0 million in 2021, compared to 1.6 million in 2020, while the average spending per advertiser (excluding Alibaba) increased by 125% from US$825 in 2020 to US$1,860 in 2021, both of which were primarily due to the churn of individual customers with relatively lower advertising budgets.

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

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, general and administrative expenses and impairment of intangible assets, including costs and expenses allocated from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost, advertisement production cost and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, depreciation expense, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation professional services fees and provision of allowance for credit losses.

2022 Compared to 2021

Our costs and expenses decreased by 13% from US$1,559.7 million in 2021 to US$1,355.9 million in 2022.

●	Cost of Revenues. Cost of revenues decreased by 1% from US$403.8 million in 2021 to US$400.6 million in 2022. The decrease was primarily due to a decrease in advertisement production cost of US$37.6 million, a decrease in revenue sharing cost of US$27.2 million and a decrease in bandwidth cost of US$3.8 million, partially offset by an increase of US$29.7 million in labor cost, an increase of US$20.1 million in turnover taxes and an increase of US$15.6 million in content cost. We expect our cost of revenues to increase in absolute amount in the foreseeable future.
●	Sales and Marketing. Our sales and marketing expenses decreased by 19% from US$591.7 million in 2021 to US$477.1 million in 2022. The decrease was mainly resulting from a decrease of US$107.6 million in marketing spend and promotional activities due to more disciplined channel investments, and a decrease of US$10.3 million in personnel-related expenses. We expect our sales and marketing expenses to increase in absolute amount in the foreseeable future.
●	Product Development. Our product development expenses decreased by 4% from US$430.7 million in 2021 to US$415.2 million in 2022. The decrease was mostly attributable to a decrease of US$13.2 million in personnel-related expenses and a decrease of US$10.0 million in infrastructure cost, partially offset by an increase of US$11.7 million in stock-based compensation. We expect our product development expenses to increase in absolute amount in the foreseeable future.
●	General and Administrative. Our general and administrative expenses decreased by 60% from US$133.5 million in 2021 to US$52.8 million in 2022. The decrease was primarily due to a decrease of US$59.4 million in personnel-related expenses, resulting from the reversal of US$58.8 million in compensation costs as JM Tech failed to meet the performance conditions defined in the share purchase agreements signed when we acquired the majority equity interest in JM Tech. The decrease was also caused by a decline of US$15.7 million in provision of allowance for credit losses. The decrease was partially offset by an increase of US$7.1 million in stock-based compensation. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future.

2021 Compared to 2020

Our costs and expenses increased by 32% from US$1,183.1 million in 2020 to US$1,559.7 million in 2021.

●	Cost of Revenues. Cost of revenues increased by 34% from US$302.2 million in 2020 to US$403.8 million in 2021. The increase was primarily due to an increase of US$39.5 million in advertisement production cost, an increase of US$36.2 million in labor cost, an increase of US$10.7 million in content cost and an increase of US$6.1 million in turnover taxes.
●	Sales and Marketing. Our sales and marketing expenses increased by 30% from US$455.6 million in 2020 to US$591.7 million in 2021. The increase was mainly resulting from to an increase of US$87.1 million in marketing spend and promotional activities, and an increase of US$40.5 million in personnel-related expenses.

●	Product Development. Our product development expenses increased by 33% from US$324.1 million in 2020 to US$430.7 million in 2021. The increase was mostly attributable to an increase of US$69.1 million in personnel-related expenses, an increase of US$16.5 million in amortization of intangible assets, and an increase of US$10.5 million in stock-based compensation.
●	General and Administrative. Our general and administrative expenses increased by 32% from US$101.2 million in 2020 to US$133.5 million in 2021. The increase was primarily due to the increase of US$42.0 million in personnel-related expenses and an increase of US$6.5 million in professional services fees. The increase was partially offset by a decrease of US$33.4 million in provision of allowance for credit losses.

Investment Related Impairment and Provision

We perform impairment assessments of our investments and determine if an investment is impaired due to the changes in quoted market price or other impairment indicators. For a detailed description of accounting treatment of our investment related impairment and the performance of the investments, see “—Significant Accounting Policies.” We recorded US$212.0 million, US$106.8 million and US$71.1 million in investment related impairment and provision charges in 2020, 2021 and 2022, respectively, due to the unsatisfied financial performance of these investments with no obvious upturn or potential financing solutions in the foreseeable future or them incapable of making repayments in accordance with the respective agreements.

The impairment charge in 2022 was largely due to a US$15.4 million write-off on a community software and an impairment charge of US$14.2 million to a company operating a business social platform. The impairment charge in 2021 was largely due to the full impairment of US$75.3 million on investment in Yixia Tech. The investment related impairment in 2020 primarily resulted from a partial impairment of US$59.8 million on an investee in e-commerce business, a US$39.3 million write-off on a game company, and a US$82.2 million impairment charge on loans to investees.

Interest Income and Interest Expense

	For the Year Ended December 31,
	2020	2021	2022

	(in US$ thousands)
Interest income	85,829	77,280	105,434
Interest expense	(57,428)	(71,006)	(71,598)

2022 Compared to 2021

The increase in interest income was mainly caused by higher interest rates offered for USD-denominated bank time deposits.

2021 Compared to 2020

The increase in interest expense was mainly caused by the interest expense arising from our 2030 Notes issued in July 2020.

Provision of Income Taxes

The following table sets forth the income of Weibo Corporation, its subsidiaries, the VIEs and the VIEs’ subsidiaries as a group before income taxes.

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands, except percentage)
Loss from non-China operations	$(57,031)	$(232,830)	$(422,860)
Income from China operations	432,944	783,548	550,946
Total income before income tax expenses	$375,913	$550,718	$128,086

Income tax expense (benefits) applicable to non-China operations	$2,852	$1,355	$(14,176)
Income tax expense applicable to China operations	58,464	137,486	44,453
Total income tax expenses	$61,316	$138,841	$30,277

Effective tax rate for China operations	13.5%	17.5%	8.1%
Effective tax rate for the Group (1)	16.3%	25.2%	23.6%

Note:

(1)	Weibo Corporation, its subsidiaries, the VIEs and VIEs’ subsidiaries together are referred to as “the Group.”

We recorded income tax expenses of US$61.3 million, US$138.8 million and US$30.3 million in 2020, 2021 and 2022, respectively. The provision for income taxes for China operations differs from the amounts computed by applying the statutory EIT rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “high and new technology enterprise” during the periods presented, as well as the preferential tax treatment of “key software enterprise” status of 2019 benefited by Weibo Technology one year in arrears in 2020. Weibo Technology was entitled to a tax reduction of US$55.1 million, US$55.1 million and US$26.9 million for the HNTE status in 2020, 2021 and 2022, respectively. Weibo Technology further recognized preferential tax treatment of “key software enterprise” status and tax benefit of research and development super deduction of US$26.6 million for 2019 in 2020. Weibo Technology also recognized tax benefit of research and development super deduction of US$41.4 million and US$26.9 million in 2021 and 2022. The preferential tax treatment of “key software enterprise” status for Weibo Technology lapsed in 2021.

Our loss from non-China operations primarily included stock-based compensation, fair value changes through earnings on investments, investment-related impairment and interest expenses recorded by our non-China entities. The substantial majority of these items were recognized by our non-China entities in the Cayman Islands.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022

	(in US$ thousands)
Net cash provided by operating activities	741,646	814,020	564,104
Net cash used in investing activities	(1,214,315)	(423,960)	(33,014)
Net cash provided by (used in) financing activities	741,963	189,442	(91,141)
Effect of exchange rate changes on cash and cash equivalents	92,565	29,357	(172,884)
Net increase in cash and cash equivalents	361,859	608,859	267,065
Cash and cash equivalents at the beginning of year	1,452,985	1,814,844	2,423,703
Cash and cash equivalents at the end of year	1,814,844	2,423,703	2,690,768

As of December 31, 2020, 2021 and 2022, our total cash, cash equivalents and short-term investments were US$3,496.9 million, US$3,134.8 million and US$3,171.2 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations, issuance of unsecured senior notes, public offerings of our ordinary shares, long-term loans, and other financing activities.

●	The increase in our cash, cash equivalents and short-term investments as of December 31, 2022 compared to that of December 31, 2021, was primarily due to US$564.1 million in cash provided by operating activities, proceeds from long-term loan, net of issuance cost of US$880.4 million, partially offset by US$900.0 million cash paid upon the maturity of 2022 Notes and cash paid to investments of US$193.8 million. As of December 31, 2022, our consolidated entities within China held US$1,826.4 million of cash, cash equivalents and short-term investments, including US$711.4 million held by the VIEs and the subsidiaries of VIEs. The remaining cash and short-term investments balance of US$1,344.8 million was held by our entities outside China.
●	The decrease in our cash, cash equivalents and short-term investments as of December 31, 2021 compared to that of December 31, 2020, was primarily due to cash paid to investments of US$1,593.9 million, and prepayment for purchase of SINA Plaza of US$132.5 million, partially offset by US$814.0 million in cash provided by operating activities, proceeds from the disposal of and refund from investments of US$447.4 million and net repayment of loan by SINA of US$80.4 million. As of December 31, 2021, our consolidated entities within China held US$1,497.4 million of cash, cash equivalents and short-term investments, including US$294.0 million held by the VIEs and the subsidiaries of VIEs. The remaining cash and short-term investments balance of US$1,637.4 million was held by our entities outside China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2022 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Operating Activities

Net cash provided by operating activities in 2022 was US$564.1 million. The difference between net cash provided by operating activities and our net income of US$97.8 million in 2022 was primarily due to a non-cash loss of US$243.6 million from fair value change of investments, a non-cash charge of US$111.7 million of stock-based compensation, a non-cash investment related impairment and provision of US$71.1 million, foreign exchange loss of US$67.0 million, a non-cash charge of US$54.7 million of depreciation and amortization, a decrease of US$159.4 million in accounts receivable due from third parties partially offset by a decrease of US$79.6 million in income tax payable, an increase of US$47.3 million in amount due from SINA, a decrease of US$38.1 million in accrued and other current liabilities and a decrease of US$35.5 million in accounts payable. The decrease in accounts receivable due from third parties was in line with the trend of revenues from third parties.

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

Investing Activities

Net cash used in investing activities in 2022 was US$33.0 million. This was primarily attributable to purchases of bank time deposits and wealth management products of US$629.9 million, cash paid on long-term investments of US$193.8 million, prepayment for purchase of SINA Plaza of US$153.6 million, purchase of property and equipment of US$43.1 million, partially offset by US$859.1 million in cash from maturities of bank time deposits and wealth management products and proceeds from the disposal and refund of prepayment on long-term investments of US$141.8 million.

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

Financing Activities

Net cash used in financing activities in 2022 was US$91.1 million, which primarily consists of US$900.0 million cash paid upon the maturity of 2022 Notes, cash of US$57.7 million paid for repurchase of ordinary shares, partially offset by proceeds from long-term loans, net of issuance cost of US$880.4 million.

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

Material cash requirements

Our material cash requirements as of December 31, 2022 primarily include our capital expenditures, operating lease obligations, purchase obligations, and long-term debt obligations under our 2024 Notes, 2030 Notes and 2027 Loans.

Our capital expenditures primarily consist of purchases of servers, computers, and other office equipment. Our capital expenditures were US$34.8 million in 2020, US$35.1 million in 2021 and US$43.1 million in 2022. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$12.5 million, US$17.7 million and US$21.9 million, for the years ended December 31, 2020, 2021 and 2022, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

On August 22, 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. In the fourth quarter of 2022, we have fully withdrawn the US$900 million five-year bullet maturity term loan. The proceeds from the facilities was used for refinancing of existing indebtedness, general corporate purposes and payment of transaction related fees and expenses.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources. We have not retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology, the VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, the VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2022, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was US$566.9 million. Although Weibo Technology has generated accumulated profits in 2022, it has not paid dividends in the past and currently has no intention to pay any dividend in the foreseeable future. We currently plan to reinvest most, if not all, of its profits, into our PRC operations for the future development and growth of our business.

C.	Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For a detailed discussion of our significant accounting policies and related judgments, see “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Impairment Accounted for under Measurement Alternative

Nature of Estimates Required. For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment as to whether the investment is impaired at each reporting date, applying significant judgement in considering various events and factors. If the assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820 – Fair Value Measurement.

Assumptions and Approach Used. The approach we used to assess investment impairment are based on assumptions and our judgement in considering various factors and events. Many of the factors used in assessing performance and financial position of the investee are outside the control of us, and these assumptions and judgement may change in future periods. Changes in assumptions or our judgement can materially affect to find the impairment indicator, therefore, can affect the test results. If the assessment indicates that the investment is impaired, we estimate the investment’s fair value based on market approach or income approach.

Various factors and events we consider including (a) adverse performances and business prospects of the investees; (b) adverse changes in the general market condition affecting investees; (c) adverse change in regulatory, economic or technological environment of the investees; and (d) adverse changes in cash flow forecasts of investees. Key valuation assumptions and estimates mainly comprised of selection of comparable companies, valuation multiples, revenue growth rate of investees, scenario probability estimates and lack of marketability discounts.

For the year ended December 31, 2022, we assessed the above indicators, then determined that there were impairment indicators and US$63.5 million investment impairment were charged. For additional information regarding the impairment investment accounted for using the measurement alternative, see “Note 4. Long-term Investment” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Allowance for credit losses–Loans to and interest receivable from other related parties

Nature of the estimates required. Effective January 1, 2020, we adopted Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

Assumptions and Approach Used. We make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and past experiences incorporating forward-looking information. Our management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristics on an individual basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, probability of default, loss given default, and application of macroeconomic forecasts. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

Sensitivity Analysis. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of probability of default and loss given default and application of macroeconomic forecasts decreased or increased by 10% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

For the year ended December 31, 2022, we recognized US$7.6 million credit losses on loans to and interest receivable from other related parties based on the expected collection schedule of these loans. For more information regarding expected credit losses and for additional information regarding the allowance for credit losses for loans to and interest receivable from other related parties, see “Note 10. Related Party Transactions” and “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Fair value determination related to investment in wealth management products, long term

Nature of the estimates required. For wealth management products with the interest rate indexed to performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments at fair value.

Assumptions and approach used. The fair value of these investments is determined based on market approach using unobservable inputs including selection of comparable debt securities and lack of marketability discounts, applying significant judgement in considering various events and factors.

For the year ended December 31, 2022, we assessed above factors and recognized US$47.0 million fair value change loss for these wealth management products. See “Note 14. Fair Value Measurement” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F for more details.

Income Tax

Nature of Estimates Required. We must make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, and (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs.

Assumptions and Approach Used. We are subject to the income tax laws and regulations of the many jurisdictions in which we operate. These tax laws and regulations are complex and involve uncertainties in the application to our facts and circumstances that may be open to interpretation. We recognize benefits for these uncertain tax positions based upon a process that requires judgment regarding the technical application of the laws, regulations, and various related judicial opinions. If, in our judgment, it is more likely than not (defined as a likelihood of more than 50%) that the uncertain tax position will be settled favorably for us, we estimate an amount that ultimately will be realized. This process is inherently subjective since it requires our assessment of the probability of future outcomes. We evaluate these uncertain tax positions on a quarterly basis, including consideration of changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities. Changes to our estimate of the amount to be realized are recorded in our provision for income taxes during the period in which the change occurred.

We must also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized.

For the year ended December 31, 2022, we assessed above factors and reversed US$21.4 million tax liability related to the uncertain tax positions based on further interactions with the tax authorities. For additional information regarding income taxes, see “Note 9. Income Taxes” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. You should not place undue reliance on these forward-looking statements.

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

Name	Age	Position
Charles Guowei Chao	57	Chairman of the Board of Directors
Hong Du	51	Director
Pen Hung Tung	53	Director
Pochin Christopher Lu	64	Independent Director
Pehong Chen	65	Independent Director
Gaofei Wang	44	Director and Chief Executive Officer
Yan Wang	50	Independent Director
Fei Cao	48	Chief Financial Officer
Wei Wang	49	Chief Operating Officer
Zenghui Cao	45	Senior Vice President, Operation
Jingdong Ge	50	Senior Vice President, Advertising Business

Charles Guowei Chao has served as our Chairman of the board of directors since our inception. He has served as Chairman of the board of directors of SINA from August 2012 to March 2021 and continues to serve as the director of SINA since March 2021. He has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently a director of Leju Holdings Ltd., a New York Stock Exchange-listed company (NYSE: LEJU) providing online-to-offline (O2O) real estate services in China. Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, an M.A. degree from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

Hong Du has served as our director since January 2014. Since February 2013, Ms. Du has served as SINA’s Co-President and Chief Operating Officer. Ms. Du joined SINA in November 1999 and worked in Business Development until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as the General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, Senior Vice President of Sales and Marketing from February 2007 to February 2008, and Chief Operating Officer from February 2008 to February 2013. Ms. Du is a director of Playtika Holding Corp. (Nasdaq: PLTK) since January 2022. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in Business Administration from Lincoln University.

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

Pochin Christopher Lu has served as our independent director since August 2020. Mr. Lu has served as the Executive Director at Foxconn Interconnect Technology Ltd., a company listed on the Hong Kong Stock Exchange (HKEX: 6088) and global leader in the supply of precision components, since March 16, 2015. Mr. Lu is also the Global Cooperating Officer and Chief Financial Officer of Foxconn Interconnect Technology Ltd. From January 1981 to December 2014, Mr. Lu served multiple executive positions at Deloitte Touche Tohmatsu Limited, including the Chief Executive Officer of Deloitte China and a member of the Deloitte Touche Tohmatsu Limited Global Executive Committee. Mr. Lu is an independent non-executive director at Honma Golf Limited, a Hong Kong Stock Exchange-listed company (HKEX: 6858) that manufactures and distributes golf products. He is a member of the American Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Mr. Lu obtained a Bachelor of Science degree in accounting and a master of accounting science degree from the University of Illinois at Urbana-Champaign, USA, in 1980 and 1981, respectively.

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

Gaofei Wang has served as our Chief Executive Officer since February 2014 and our director since August 2020. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile division from November 2006 to November 2012. Mr. Wang is a director of DiDi Global Inc. since June 2021. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.

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

B.Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately US$3.2 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries, the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2014 Share Incentive Plan

We adopted our 2014 Share Incentive Plan, or the 2014 Plan, in March 2014. Ordinary shares reserved but unissued under the 2010 Plan have been transferred to the 2014 Plan. Since the adoption of the 2014 Plan, we have not issued and will not issue any share incentive awards under the 2010 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is the sum of 5,647,872 shares and the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. In March 2023, the 2014 Plan was early terminated and all ordinary shares reserved but unissued as of February 28, 2023 were transferred to the 2023 Plan.

2023 Share Incentive Plan

We adopted our 2023 Share Incentive Plan, or the 2023 Plan, in March 2023. Ordinary shares reserved but unissued under the 2014 Plan have been transferred to the 2023 Plan. Since the adoption of the 2023 Plan, we have not issued and will not issue any share incentive awards under the 2014 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2023 Plan is the sum of 10,000,000 shares and all ordinary shares reserved but unissued as of February 28, 2023 under the 2014 Plan. As of March 31, 2023, 3,007,636 option and 7,291,010 restricted share units were granted and outstanding. The following paragraphs summarize the terms of the 2023 Plan.

Types of Awards. The 2023 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2023 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2023 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

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

Term of the Awards. The 2023 Plan shall be valid and effective for a period of ten years from the date of effectiveness. The term of each option grant shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement with each award recipient.

Transfer Restrictions. Unless otherwise provided by applicable law and by the award agreement, awards under the 2023 Plan may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions.

Termination. The plan administrator may at any time terminate the operation of the 2023 Plan.

The following table summarizes, as of March 31, 2023, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2014 Plan and 2023 Plan:

	Ordinary Shares
	Underlying
	Outstanding
	Options and
	Restricted		Exercise Price		Expiration
Name	Share Units		(US$/Share)	Grant Date	Date
Charles Chao	*		US$21.15	March 16, 2022	March 17, 2029
Hong Du	*	(1)		From November 22, 2018 to July 27, 2021	—
Pen Hung Tung	—		—	—	—
Pehong Chen	*	(1)		From November 22, 2018 to January 6, 2023	—
Pochin Christopher Lu	*	(1)	—	August 13, 2020	—
Gaofei Wang	*	(1)	—	From November 22, 2018 to March 1, 2023	—
	*		US$21.15	March 16, 2022	March 17, 2029
Yan Wang	*	(1)	—	May 10, 2021	—
Fei Cao	*	(1)	—	From November 22, 2018 to March 1, 2023	—
	*		US$21.15	March 16, 2022	March 17, 2029
Wei Wang	*	(1)	—	From March 27, 2019 to March 1, 2023	—
	*		US$21.15	March 16, 2022	March 17, 2029
Zenghui Cao	*		US$32.68	August 14, 2020	August 14, 2027
	*	(1)	—	From June 3, 2019 to March 1, 2023	—
	*		US$21.15	March 16, 2022	March 17, 2029
Jingdong Ge	*		US$32.68	August 14, 2020	August 14, 2027
	*	(1)	—	From August 14, 2020 to March 1, 2023	—
	*		US$21.15	March 16, 2022	March 17, 2029
Other grantees	*		US$32.68	August 14, 2020	August 14, 2027
	*		US$21.15	March 16, 2022	March 17, 2029
	3,347,161	(1)		From June 3, 2019 to January 6, 2023
Total	10,298,646
*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.
C.	Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who to his/her knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his/her interest at the meeting of our board at which the question of entering into the contract or arrangement is first considered, if he/she knows his/her interest then exists, or in any other case at the first meeting of our board after he/she knows that he/she is or has become so interested. Following such a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Our board of directors may exercise all our powers of the company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge our undertaking, property and assets (present and future) and uncalled capital or any part thereof.

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

Compensation Committee. Our compensation committee consists of Mr. Pehong Chen and Mr. Yan Wang, and is chaired by Mr. Chen. Mr. Chen and Mr. Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board for its approval, the total compensation package for our chief executive officers and the other executive officers;
●	approving and overseeing the total compensation package for our non-employee directors;
●	reviewing the compensation of our directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	1

D.	Employees

We had 5,073, 6,147 and 5,935 employees, respectively as of December 31, 2020, 2021 and 2022. Our employees are mainly based in Beijing, Shanghai, Tianjin and Zhengzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022:

Function:	Number of Employees
Operations	1,646
Sales, customer service and marketing	1,557
Product development	2,582
General administration and human resources	150
Total	5,935

The employee numbers in this “Item 6. Directors, Senior Management and Employees—D. Employees” section do not include employees of SINA who spend part of their time working for our business and who have part of their staff-related expenses allocated to us.

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

We typically enter into standard confidentiality and non-compete agreements with our management and product development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and up to two years after the termination of his or her employment, provided that we pay compensation as specified under the agreement during the restriction period after the termination.

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The staff expenses related to the independent contractors recorded in 2022 was not significant.

We believe that we maintain a good working relationship with our employees and labor union in Beijing, and we have not experienced any material labor disputes.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2023, by:

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

The calculations in the table below is based on 235,270,805 ordinary shares issued and outstanding as of March 31, 2023, comprising of 147,448,781 Class A ordinary shares and 87,822,024 Class B ordinary shares.

	Ordinary Shares Beneficially Owned			Voting Power
	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary
	Shares	Shares	Shares	%(1)	%(2)
Directors and Executive Officers:**
Charles Chao(3)	*	87,822,024	88,367,534	37.6%	64.2%
Hong Du	*	—	*	*	*
Pen Hung Tung	—	—	—	—	—
Pochin Christopher Lu	*	—	*	*	*
Pehong Chen	*	—	*	*	*
Gaofei Wang	*	—	*	*	*
Yan Wang	*	—	*	*	*
Fei Cao	*	—	*	*	*
Wei Wang	*	—	*	*	*
Zenghui Cao	*	—	*	*	*
Jingdong Ge	*	—	*	*	*
All directors and executive officers as a group	2,972,398	87,822,024	90,794,422	38.6%	64.8%
Principal Shareholders:
SINA Corporation(4)	—	87,822,024	87,822,024	37.3%	64.1%
Ali WB Investment Holding Limited(5)	67,883,086	—	67,883,086	28.9%	16.5%

Notes:

*	Less than 1% of our total outstanding shares.
**	The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2023, by the sum of (i) 235,270,805 which is the total number of ordinary shares outstanding as of

March 31, 2023 and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2023.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Represents 87,822,024 Class B ordinary shares held by SINA Corporation and 545,510 Class A ordinary shares in the form of ADSs held by Charles Chao.
(4)

Represents 87,822,024 Class B ordinary shares held by SINA Corporation. SINA Corporation is incorporated in the Cayman Islands. The business address of SINA Corporation is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave”), a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. As of the date of this document, New Wave was owned as to 61.2% by Mr. Charles Chao, 30.0% by Mr. Yunli Liu and the remaining shares were held by other senior management members of SINA and Weibo, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave. All the voting shares in New Wave were held by Mr. Charles Chao, and the rest were all non-voting shares. Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on NASDAQ.

In March 2023, SINA entered into the SINA Facility Agreement, under which SINA is entitled to borrow up to US$300 million. The term for the SINA Facility Agreement is one year, extendable for another one-year period. Shortly thereafter, SINA pledged all shares held by it in our company in favor of the Security Agent. In the event that SINA defaults under the SINA Facility Agreement, the Security Agent may exercise its rights and remedies in respect of the pledge, including the right to sell and/or foreclose on the shares subject to the pledge, which potentially could cause a change in control in our company. Please see “Risk Factors—Risks Relating to Our Carve-out from SINA and Our Relationship with SINA—SINA has pledged all of its shares in our company to secure a syndicate loan arranged by, among others, Goldman Sachs, and if SINA defaults on the underlying loan, we could experience a change in control.”

(5)

Represents (i) 58,883,086 Class A ordinary shares and (ii) 9,000,000 Class A ordinary shares represented by ADSs. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016.

To our knowledge, as of March 31, 2023, we had 29,153,245 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

In addition to the allocated costs and expense, SINA billed US$48.3 million, US$48.0 million and US$37.7 million for other costs and expenses incurred by us but paid by SINA in 2020, 2021 and 2022, respectively.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including “”, “” and “”, and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless and until terminated as provided in the agreement.

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

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng, and Beijing SINA Internet Information Service Co., Ltd., an affiliate of SINA, and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. The strategic collaboration agreement and marketing cooperation agreement expired in January 2016. However, Alibaba is still our significant customer, as we continue to serve as an important marketing partner for Alibaba and we continue to jointly develop innovative marketing solutions for both of our customers and explore social e-commerce opportunities for their merchants.

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

Contractual Arrangements

Current PRC laws and regulations impose substantial restrictions on foreign ownership of internet information services and value-added telecommunication service businesses in China. Therefore, we conduct part of our businesses through a series of agreements between our PRC subsidiaries, our consolidated affiliated Chinese entities and/or their respective shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Individual Shareholders” for a description of the contractual arrangements between Weibo Technology, the VIEs and the shareholders of VIEs.

Transactions with SINA

During 2022, we recorded US$76.9 million in revenues billed through SINA to third parties/for services provided to SINA. We had costs and expenses allocated from SINA of US$47.2 million and another US$37.7 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$0.6 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2022, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$66.7 million.

In 2022, we entered into a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations or to meet SINA’s short term capital needs. In 2022, SINA has withdrawn a total of US$1,261.9 million of loans from us and repaid US$1,249.5 million to us while we recognized US$14.8 million interest income on the loans to SINA. As of December 31, 2022, the outstanding balance of the loans to and interest receivable from SINA was US$420.4 million.

On December 23, 2022, Weibo Hong Kong Limited, our wholly owned subsidiary, entered into certain agreement for the sale and purchase of 100% of the equity interest of Sina.com Technology (China) Co., Ltd., with SINA Hong Kong Limited, a wholly owned subsidiary of SINA Corporation, pursuant to which Weibo Hong Kong Limited agrees to purchase all equity interests in Sina.com Technology (China) Co., Ltd., a wholly-owned subsidiary of SINA Hong Kong Limited and the owner of SINA Plaza in Beijing, China, for an aggregate consideration of approximately RMB1.5 billion (US$218.4 million), which was outstanding as of December 31, 2022 and settled in the first quarter of 2023. Subsequently, we and SINA terminated the Letter of Intent for Sina Plaza (as defined below). In 2022, we made a prepayment of US$153.6 million for SINA Plaza to SINA according to the Letter of Intent for Sina Plaza. The total balance of prepayment for SINA Plaza was eliminated as we consolidated the financial statements of STC on December 31, 2022.

During 2021, we recorded US$111.5 million in revenues billed through SINA to third parties/for services provided to SINA. We had costs and expenses allocated from SINA of US$38.3 million and another US$48.0 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$0.8 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2021, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$14.6 million. In 2021, we entered into a letter of intent to purchase the office building (SINA Plaza) from SINA (the “Letter of Intent for Sina Plaza”). As of December 31, 2021, the balance of prepayment for SINA Plaza was US$133.7 million.

In 2021, we entered into a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations or to meet SINA’s short term capital needs. In 2021, SINA has withdrawn a total of US$978.2 million of loans from us and repaid US$1,058.6 million to us while we recognized US$17.9 million interest income on the loans to SINA. As of December 31, 2021, the outstanding balance of the loans to and interest receivable from SINA was US$479.6 million.

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

In 2020, we entered into a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations or to meet SINA’s short term capital needs. In 2020, SINA has withdrawn a total of US$473.8 million of loans from us and repaid US$181.7 million to us while we recognized US$13.5 million interest income on the loans to SINA. As of December 31, 2020, the outstanding balance of the loans to and interest receivable from SINA was US$547.9 million.

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

Costs and expenses allocated from SINA represent services that were provided by various subsidiaries and VIEs of SINA. The service fees were incurred using an allocation methodology based on proportional utilization. See “—Our Relationship with SINA” and “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies.”

Transactions with Alibaba

During 2022, we recorded a total of US$107.0 million in advertising and marketing revenues from Alibaba as an advertiser and US$33.7 million of cost and expenses for the services provided by Alibaba. One of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$0.2 million to our total revenues during 2022. In 2022, we experienced a decline in revenue from Alibaba as an agent, due to the fact that Alibaba’s subsidiary, which engaged in the business of advertising agency, changed its business cooperation model with us. They terminated their agency service and instead began providing advertising effectiveness analysis services to us. As a result, the role of the Alibaba’s subsidiary has transitioned from an agent to a supplier for us. As of December 31, 2022, we had a total of US$75.3 million in accounts receivable due from Alibaba.

During 2021, we recorded US$139.6 million in advertising and marketing revenues from Alibaba as an advertiser and US$44.0 million of cost and expenses for the services provided by Alibaba. One of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$41.7 million to our total revenues during 2021. As of December 31, 2021, we had a total of US$89.3 million in accounts receivable due from Alibaba.

During 2020, we recorded US$152.0 million in advertising and marketing revenues from Alibaba as an advertiser and US$52.3 million of cost and expenses for the services provided by Alibaba. One of Alibaba’s subsidiaries engaged in the business of advertising agency contributed another US$36.6 million to our total revenues in 2020. As of December 31, 2020, we had a total of US$135.3 million in accounts receivable due from Alibaba.

Transactions with Other Related Parties

During 2022, other than revenues generated from SINA and Alibaba, we recorded US$48.6 million in revenues from other related parties and US$32.3 million in cost and expenses for services received from other related parties. As of December 31, 2022, we had outstanding balances related to other related parties of US$48.6 million in net accounts receivable, US$21.7 million in accounts payable, and US$6.6 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$564.9 million at annual interest rates ranging from 4.0% to 5% as of December 31, 2022. These other related parties mainly included an equity investee in real estate business, accounting US$454.9 million, and an investee providing online brokerage services, accounting US$110.0 million of the outstanding balance as of December 31, 2022.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements at the end of this annual report filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes.

On March 15, 2021, plaintiffs GeoSolutions B.V. and GeoSolutions Holdings N.V. filed a complaint in the California Superior Court, Santa Clara County, naming as defendants, among others, the Company, the Chairman of our Board of Directors, our Chief Executive Officer, and our parent company Sina Corporation. The complaint alleges unlawful use of Plaintiffs’ location-based services technology by the defendants and a series of other claims. The Company, together with other served defendants, have removed the case from state court to the United States District Court for the Northern District of California. See GeoSolutions B.V. et al v. Sina.Com Online et al (5:21-cv-08019-EJD). On December 20, 2021, the Company and certain other Non-U.S. defendants filed a motion to dismiss the complaint for lack of personal jurisdiction in the federal court. On March 4, 2022, plaintiffs filed their opposition to the motion to dismiss. On April 22, 2022, the Company and certain other Non-U.S. defendants filed their reply. On March 16, 2023, the Court granted the motion to dismiss, with leave to amend. Plaintiffs indicated their intention to file an amended complaint. We believe this action is without merit and are defending it vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—We incur increased costs as a result of being a public company.”

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Executive Officers.”

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, each Class B ordinary share shall automatically and immediately be converted (by way of being re-designated) into one Class A ordinary share upon (a) any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not Mr. Charles Chao (the “Founder”) or a Founder’s Affiliate (as defined in our memorandum and articles of association); or (b) a change of control of any direct or indirect holder of any Class B ordinary shares, including but not limited to, any person other than the Founder or a Founder’s Affiliate gaining “Control” over any of SINA Parent Companies (e.g. by entering into an agreement with the Founder to jointly control the SINA Parent Companies), and even if the Founder or a Founder’s Affiliate remains to have joint “Control” of the SINA Parent Companies, such Class B ordinary shares shall be automatically and immediately converted (by way of being re-designated) into an equal number of Class A ordinary shares. Moreover, each Class B ordinary share shall automatically and immediately be converted (by way of being re-designated) into one Class A ordinary share if at any time SINA and its Affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5)% of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies; provided that the arrangement is approved by (a) 75% in value of shareholders; or (b) a majority in number representing 75% in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute profits to us, if our PRC resident shareholders beneficial owners fail to comply with relevant PRC foreign exchange rules.”

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (the “Regulations”), pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to change and differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to owning and disposing of our ADSs or Class A ordinary shares.

General

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more United States persons with respect to all substantial decisions or (B) has a valid election in effect under applicable Regulations to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners should consult their tax advisors regarding the tax considerations applicable to holding and disposing of our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets, and goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the VIEs for U.S. federal income tax purposes, it may increase the likelihood that we will be treated as a PFIC for our current taxable year and any subsequent taxable year.

Based upon our income and assets (including unbooked goodwill), as well as the market price of our ADSs and Class A ordinary shares, we believe that we will likely be classified as a PFIC for the taxable year ended December 31, 2022. Depending on the composition of our income and assets and the market price of our ADSs and Class A ordinary shares during the current and subsequent taxable years, we could continue to be classified as a PFIC for such years. PFIC status is a factual determination made annually and is generally not determinable until after the close of each taxable year, however. Furthermore, even if the composition of our assets and income were to change such that we believed that we were not a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC for U.S. federal income tax purposes.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2022, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. Any distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits (as determined using U.S. federal income tax principles) will generally be includible in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by such holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits using U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will generally be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, if we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to the U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

For U.S. foreign tax credit purposes, dividends received on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on such dividends. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction for U.S. federal income tax purposes for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A ordinary shares exceeds one year at the time of disposition and such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the U.S. Holder’s ability to claim a foreign tax credit in respect of any foreign tax imposed on the disposition unless the U.S. Holder has other income that is treated as derived from foreign sources. The deductibility of capital losses is subject to limitations.

If, however, we were deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the ADSs or Class A ordinary shares were subject to tax in the PRC, a Treaty-eligible U.S. Holder may apply the Treaty to treat such gain as PRC-source gain for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ADSs or Class A ordinary shares. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

●	any excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or Class A ordinary shares;
●	amounts allocated to the current taxable year and to any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years (an “interest charge”).

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the excess distribution regime described above. If a U.S. Holder makes a valid mark-to-market election for its ADSs or Class A ordinary shares, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A ordinary shares as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs or Class A ordinary shares at such time. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or Class A ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A ordinary shares in a year that we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such ADSs or Class A ordinary shares. A U.S. Holder’s basis in the ADSs or Class A ordinary shares will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period during which we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded other than in de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election will be available to U.S. Holders of ADSs if we are or become a PFIC. Our Class A ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our Class A ordinary shares will be regularly traded for purposes of the mark-to-market election.

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), a U.S. Holder may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

If we are classified as a PFIC, a U.S. Holder will generally be required to file an annual report with the IRS with respect to its investment in our ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we were, are, or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

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

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR ADSs AND CLASS A COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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

J.Annual Report to Security Holders

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

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from the issuance of 2024 Notes, 2030 Notes, and 2027 Loans and Global Offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2022, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2022 and (3) currency fluctuation occurs proportionately over the period:

	Translation
	Adjustments to	Transaction Gain
Change in the Value of RMB Against the U.S. Dollar	Comprehensive Income	/(Loss)

	(in US$ thousands)
Appreciate 2%	73,592	(192)
Appreciate 5%	184,157	(481)
Depreciate 2%	(73,495)	192
Depreciate 5%	(183,548)	481

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in short-term investments, which is mostly held in interest-bearing bank deposits, and interest expense related to 2027 Loans, which carries floating interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations or our interest expense may increase due to changes in market interest rates.

Investment Risk

As of December 31, 2022, our equity investments totaled US$993.6 million. We measure investments in equity securities other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Changes in the basis of these investments are reported in current earnings. We recognized fair value change loss of US$196.6 million in equity securities other than equity method investments for the year ended December 31, 2022.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Investments using measurement alternative methods are investments in privately held companies and limited partnerships. Valuations of our investments in private companies and limited partnerships are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company or limited partnership is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2022, the carrying value of our investments using measurement alternative method was US$196.6 million.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. we recorded US$63.5 million of investment related impairment charges. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2022 totaled US$480.4 million, which were composed of bank time deposits and wealth management products with maturity over three months but within one year.

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

Please refer to Exhibits 2.4, 2.5 and 2.6 to this annual report for the information relating to the 2024 Notes and 2030 Notes required by Item 12. A. of Form 20-F.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2022, we did not record any payments made by the depository to us.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

2030 Notes Offering

The sole bookrunner of the 2030 Notes Offering is Goldman Sachs (Asia) L.L.C. The co-manager of the offering is China International Capital Corporation Hong Kong Securities Limited. We raised an aggregate of US$740.3 million in net proceeds from our 2030 Notes Offering, after deducting the underwriting discounts and commissions and offering expenses. As of December 31, 2022, we have used all of the net proceeds from our 2030 Notes Offering for general corporate purposes.

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

We sold 5,500,000 Class A ordinary shares and raised approximately US$178.4 million in net proceeds from the global offering, after deducting estimated underwriting fees and other offering expenses. As of December 31, 2022, we have used all of the net proceeds from our global offering for general corporate purposes.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Pochin Christopher Lu, an independent director (under the standards set forth in Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics which applies to our directors, officers and employees, including our principal executive officer and principal financial officer. We have posted the code on our corporate website http://ir.weibo.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2021 and 2022:

	2021	2022
Audit Fees(1)	US$4,352,211	US$1,827,556
Audit Related Fees(2)	93,798	37,145
All Other Fees	157,969	—
(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. The audit fees for 2021 includes the fees billed for the professional services provided in relation to the Global Offering in 2021.

(2)	“Audit-related fees” primarily consists of fees related to other audit-related services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2022, our board of directors authorized a share repurchase program under which we may repurchase up to US$500 million of our ADSs over the next 12 months, effective until March 31, 2023.

As of December 31, 2022, we had used an aggregate of US$57.7 million to repurchase 3,055,759 ADSs under this share repurchase program and recorded them as treasury stock. The table below is a summary of the shares repurchased by us in 2022. Share repurchases under this program were effected on the open market at prevailing market prices and in privately negotiated transactions.

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased	ADSs that May
			as Part of the	Yet Be Purchased
		Average Price	Publicly	Under the
	Total Number of	Paid Per ADS	Announced	Program (US$, in
Period	ADSs Purchased	(US$)	Program	millions)
May 1, 2022 - May 31, 2022	384,667	19.97	384,667	492
September 1, 2022 - September 30, 2022	2,671,092	18.72	3,055,759	442
Total	3,055,759	18.88	3,055,759	442

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

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We rely on the exemption available to foreign private issuers for the requirements:

●	that the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1);
●	that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A); and
●	the requirements that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants under Nasdaq Rule 5635(c).

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

On April 14, 2022, Weibo Corporation was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To our knowledge, no Cayman Islands governmental entities own any shares of Weibo Corporation or any variable-interest entity or similarly structured entity that is consolidated in our financial statements as of the date of this annual report.

To our knowledge, WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder owns 1% of the registered capital of Weimeng, a variable-interest entity. WangTouTongDa (Beijing) Technology Co. Ltd is a subsidiary of a state-owned enterprise, China Internet Investment Fund Management Co., Ltd. China Internet Investment Fund Management Co. Ltd is owned by several state-owned enterprises. To our knowledge, no PRC governmental entities own any shares of Weibo Corporation or any variable-interest entity or similarly structured entity that is consolidated in our financial statements as of the date of this annual report other than described in the preceding sentences. See “Item 4. Information on the Company—C. Organizational Structure—Minority Investment in Weimeng.”

To our knowledge, no Cayman Islands governmental entities or PRC governmental entities have a controlling financial interest in Weibo Corporation or any variable-interest entity or similarly structured entity that is consolidated in our financial statements as of the date of this annual report.

To our knowledge, none of the members of the board of directors of Weibo Corporation or our operating entities, and any variable-interest entity or similarly structured entity that is consolidated in our financial statements is an official of the Chinese Communist Party as of the date of this annual report.

The currently effective memorandum and articles of association of Weibo Corporation and any variable-interest entity or similarly structured entity that is consolidated in our financial statements do not contain any charter of the Chinese Communist Party.

Item 16J. Insider Trading Policies

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Weibo Corporation, its subsidiaries, and the Consolidated Affiliated Entities are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1

Third Amended and Restated Memorandum and Articles of Association of the Company (Filed as Exhibit 1.1 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on March 10, 2022 and incorporated herein by reference)

2.1

The Company’s Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which was filed as Exhibit 4.3 to the Company’s Report on Form S-8, Registration No. 333-199022, filed on September 30, 2014, and incorporated herein by reference).

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

2.4

Indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company’s Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.5

First supplemental indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.2 to the Company’s Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.6

Second Supplemental Indenture, dated as of July 8, 2020, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company’s Form 6-K (File No. 001-36397), filed on July 8, 2020, and incorporated herein by reference)

2.7*	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934

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

4.3*	2023 Share Incentive Plan

Exhibit Number	Description

4.4

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

4.13

Voting Agreement between Sina Corporation and Ali WB Investment Holding Limited dated April 24, 2014 (incorporated herein by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No. 001-36397), filed with the Securities and Exchange Commission on April 28, 2015).

4.14

Registration Rights Agreement between Sina Corporation, Ali WB Investment Holding Limited and Weibo Corporation (Filed as Exhibit 10.13 to the Company’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.15

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

4.20

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

4.30

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

4.32

English Translation of Spousal Consent Letter signed by each spouse of the shareholders of Weimeng Chuangke (Filed as Exhibit 4.31 to the Company’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.33*	Facilities Agreement relating to US$900,000,000 term loan facility and US$300,000,000 revolving loan facility, dated as of August 22, 2022, between the Registrant and the other parties thereto.

4.34*

Agreement for the Sale and Purchase of 100% of the Equity Interest of Sina.Com Technology (China) Co., Ltd., dated as of December 23, 2022, between Sina Hong Kong Limited, a wholly owned subsidiary of Sina Corporation, and Weibo Hong Kong Limited, a wholly owned subsidiary of the Registrant.

4.35*

Share Purchase Agreement, dated as of March 1, 2023, by and between ShowWorld Holding Limited, an indirect subsidiary of SINA Corporation and Weibo Holding (Singapore) Pte. Ltd., a wholly owned subsidiary of the Registrant.

8.1*	List of Significant Subsidiaries and Principal Variable Interest Entities.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1, File No. 333-194589, filed on March 14, 2014, as amended and incorporated herein by reference).

12.1*	Certificate of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP.

15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

	By:	/s/ Gaofei Wang
		Name:	Gaofei Wang
		Title:	Chief Executive Officer

Date: April 27, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment assessment of investments in equity securities without readily determinable fair value

As described in Notes 2 and 4 to the consolidated financial statements, the Company’s investments in equity securities without readily determinable fair value amounted to $196.6 million as of December 31, 2022. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, management makes a qualitative assessment as to whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820 - Fair Value Measurement. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgment is applied by management in (i) determining whether the investment is impaired and (ii) estimating the impairment amount if an impairment exists. These judgments consider various factors and events including a) adverse performances and business prospects of the investees; b) adverse changes in the general market condition affecting investees; c) adverse changes in regulatory, economic or technological environment of the investees; d) adverse changes in cash flow forecasts of investees; and e) valuation methods and key valuation assumptions and data used in estimating the impairment amounts. Key valuation assumptions are related to selection of comparable companies, valuation multiples, revenue growth rate of investees, scenario probability estimates and lack of marketability discounts. The Company recognized impairment losses of $63.5 million for the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in equity securities without readily determinable fair value is a critical audit matter are the significant judgments by management in (i) making the qualitative assessment of whether investments in equity securities are impaired and (ii) estimating the impairment amount if an impairment exists. This in turn led to significant auditor judgment, subjectivity, and effort in performing procedures to (i) evaluate the reasonableness of significant judgments management applied in determining whether the investments in equity securities are impaired and to (ii) evaluate the reasonableness of valuation methods and key assumptions and data management used in estimating the impairment amounts. Key valuation assumptions are related to selection of comparable companies, valuation multiples, revenue growth rate of investees, scenario probability estimates and lack of marketability discounts. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of investments in equity securities without readily determinable fair value, including controls over the qualitative assessment of whether investments in equity securities are impaired and the determination of the fair value of these equity securities. These procedures also included, among others, (i) testing management’s process for determining whether investments in equity securities are impaired by assessing the investees’ performance data as well as other relevant market information considered by management; (ii) evaluating the appropriateness of the valuation methods management used in estimating the impairment amounts; (iii) evaluating the reasonableness of key valuation assumptions and data used by management in estimating the impairment amounts, by considering (a) the investee’s current and past performances, (b) the consistency with industry and third party data, and (c) whether these assumptions and related estimates were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were also used to assist in evaluating the reasonableness of valuation methods and certain key assumptions.

Valuation of allowance for credit losses –Loans to and interest receivable from other related parties

As described in Notes 2 and 10 to the consolidated financial statements, the Company’s balance of loans to and interest receivable from other related parties, net of allowance for credit losses, was $564.9 million as of December 31, 2022. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

The principal considerations for our determination that performing procedures relating to the valuation of allowance for credit losses on loans to and interest receivable from other related parties is a critical audit matter are the significant judgement and estimation by management in determining the allowance for credit losses on loans to and interest receivable from other related parties. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the aforementioned estimate of the allowance for credit losses. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses estimation process. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses; (ii) evaluating the appropriateness of the valuation methods used in management’s credit loss estimates; (iii) testing the completeness, accuracy and relevance of underlying data used in the models, including the borrowers’ current financial condition, historical performance data and future forecasts used in the estimates; and (iv) evaluating the reasonableness of the estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers. Professionals with specialized skill and knowledge were also used to assist in evaluating the reasonableness of valuation methods and certain key assumptions.

Fair value determination related to investment in wealth management products, long term

As described in Notes 2 and 14 to the consolidated financial statements, the Company recorded $47.0 million losses in fair value changes through earnings on investments, net, for the year ended December 31, 2022. For wealth management products with the interest rate indexed to performance of underlying assets, management elected the fair value method at the date of initial recognition and re-measured these investments at fair value. The fair value of these investments is determined based on market approach using unobservable inputs including selection of comparable debt securities and lack of marketability discounts.

The principal considerations for our determination that performing procedures relating to the fair value determination related to investment in wealth management products, long term, is a critical audit matter are the significant judgement by management when developing the fair value estimate of investment in wealth management products, long term. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s valuation method and key assumptions related to selection of comparable debt securities and lack of marketability discounts. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value determination related to investment in wealth management products, long term, including controls over the developments of the key assumptions related to the fair value measurements. These procedures also included, among others, (i) testing management’s process for determining the fair value of these investments; (ii) evaluating the appropriateness of the valuation method used in management’s fair value estimates; (iii) testing the completeness, mathematical accuracy and relevance of key underlying data used in the valuation; and (iv) evaluating the reasonableness of management’s key assumptions related to selection of comparable debt securities and lack of marketability discounts. Professionals with specialized skill and knowledge were also used to assist in evaluating the reasonableness of valuation method and certain key assumptions.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 27, 2023

We have served as the Company’s auditor since 2013.

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except number of shares and par value)

		As of December 31,
	Notes	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	3	$2,423,703	$2,690,768
Short-term investments	3	711,062	480,428
Accounts receivable due from third parties, net of allowances of US$42,650 and US$37,625 as of December 31, 2021 and 2022, respectively	8	577,982	378,500
Accounts receivable due from Alibaba, net of allowances of nil and nil as of December 31, 2021 and 2022, respectively	8&10	89,344	75,347
Accounts receivable due from other related parties, net of allowances of nil and US$555 as of December 31, 2021 and 2022, respectively	8&10	55,763	48,596
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of US$219,679 and US$110,000 as of December 31, 2021 and 2022, respectively)	8&10	450,726	391,502
Amount due from SINA	10	494,200	487,117
Total current assets		4,802,780	4,552,258
Property and equipment, net	8	68,396	249,553
Operating lease assets	5	60,519	190,368
Intangible assets, net	6	166,930	125,072
Goodwill	6	130,405	120,151
Long-term investments	4	1,207,651	993,630
Other non-current assets (including loans to and interest receivable from a related party of US$480,786 and US$454,912 as of December 31, 2021 and 2022, respectively)	8&10	1,082,841	898,422
Total assets		$7,519,522	$7,129,454
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of US$710,915 and US$575,057 as of December 31, 2021 and 2022, respectively) :
Accounts payable		$197,643	$161,029
Accrued and other liabilities	8	821,033	913,984
Operating lease liability, short-term	5	7,919	9,694
Income taxes payable		144,747	55,282
Deferred revenues		91,136	79,949
Convertible debt	15	896,541	—
Total current liabilities		2,159,019	1,219,938
Long-term liabilities
Unsecured senior notes	15	1,538,415	1,540,717
Long-term loans	15	—	880,855
Deferred tax liability	9	66,903	41,694
Operating lease liability, long-term	5	52,042	55,710
Other non-current liabilities		15,123	—
Total long-term liabilities		1,672,483	2,518,976
Total liabilities		3,831,502	3,738,914

Commitments and contingencies	16

Redeemable non-controlling interests	17	66,622	45,795

Shareholders’ equity:
Ordinary shares: US$0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 236,553 shares (including 140,274 Class A ordinary shares and 96,279 Class B ordinary shares) and 237,242 shares (including 142,417 Class A ordinary shares and 94,825 Class B ordinary shares) issued and outstanding as of December 31, 2021 and 2022, respectively		59	59
Treasury stock (nil and 3,056 shares as of December 31, 2021 and 2022, respectively)		—	(57,682)
Additional paid-in capital		1,477,291	1,445,519
Accumulated other comprehensive income (loss)		156,932	(102,740)
Retained earnings		1,959,539	2,045,094
Total Weibo shareholders’ equity		3,593,821	3,330,250
Non-controlling interests		27,577	14,495
Total shareholders’ equity		3,621,398	3,344,745
Total liabilities, redeemable non-controlling interests and shareholders’ equity		$7,519,522	$7,129,454

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2020	2021	2022
Revenues:
Advertising and marketing revenues
Third parties		$1,202,712	$1,633,242	$1,392,723
Alibaba	10	188,597	181,241	107,197
SINA	10	48,353	96,359	56,206
Other related parties	10	46,493	69,953	40,524
		1,486,155	1,980,795	1,596,650
Value-added services revenues		203,776	276,288	239,682
Total revenues		1,689,931	2,257,083	1,836,332
Costs and Expenses
Cost of revenues		302,180	403,841	400,585
Sales and marketing		455,619	591,682	477,107
Product development		324,110	430,673	415,190
General and administrative		101,224	133,475	52,806
Impairment of intangible assets		—	—	10,176
Total costs and expenses		1,183,133	1,559,671	1,355,864
Income from operations		506,798	697,412	480,468
Income (loss) from equity method investments		10,434	14,217	(24,069)
Realized gain from investments		2,153	3,243	1,591
Fair value changes through earnings on investments, net		35,115	(72,787)	(243,619)
Investment-related impairment and provision		(211,985)	(106,800)	(71,081)
Interest income		85,829	77,280	105,434
Interest expense		(57,428)	(71,006)	(71,598)
Other income (loss), net		4,997	9,159	(49,040)
Income before income tax expenses		375,913	550,718	128,086
Less: income tax expenses	9	61,316	138,841	30,277
Net income		314,597	411,877	97,809
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests		1,233	(16,442)	12,254
Net income attributable to Weibo’s shareholders		$313,364	$428,319	$85,555

Net income		$314,597	$411,877	$97,809
Other comprehensive income
Currency translation adjustments (for which there were no taxes)		148,547	78,196	(261,729)
Total comprehensive income (loss)		463,144	490,073	(163,920)
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests		1,695	(15,652)	10,197
Comprehensive income (loss) attributable to Weibo’s shareholders		$461,449	$505,725	$(174,117)
Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	12	226,921	228,814	235,164
Diluted	12	227,637	230,206	236,407
Income per share:
Basic	12	$1.38	$1.87	$0.36
Diluted	12	$1.38	$1.86	$0.36

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

							Accumulated
						Additional	Other		Non-	Total
		Ordinary Shares		Treasury Stock		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Interests	Equity
Balance at December 31, 2019		226,310	$57	—	$—	$1,133,913	$(68,559)	$1,217,856	$(1,448)	$2,281,819
Issuance of ordinary shares pursuant to stock plan		1,378	—	—	—	57	—	—	—	57
Non-cash stock-based compensation		—	—	—	—	67,105	—	—	—	67,105
Conversion of convertible debt		—	—	—	—	8	—	—	—	8
Sale of a subsidiary’s shares to non-controlling shareholders		—	—	—	—	539	—	—	978	1,517
Acquisition of subsidiaries with non-controlling interests		—	—	—	—	—	—	—	16,133	16,133
Net income		—	—	—	—	—	—	313,364	1,233	314,597
Net income attributable to redeemable non-controlling interests		—	—	—	—	—	—	—	(1,167)	(1,167)
Currency translation adjustments		—	—	—	—	—	148,085	—	462	148,547
Balance at December 31, 2020		227,688	57	—	—	1,201,622	79,526	1,531,220	16,191	2,828,616
Issuance of ordinary shares pursuant to stock plan		1,715	1	—	—	1,312	—	—	—	1,313
Issuance of shares - global offering, net of issuance costs	18	5,500	1	—	—	178,739	—	—	—	178,740
Shares lent to underwriters for settlement of over-allocations	18	1,650	—	—	—	—	—	—	—	—
Non-cash stock-based compensation		—	—	—	—	95,896	—	—	—	95,896
Compensation cost to non-controlling interest shareholders		—	—	—	—	—	—	—	3,215	3,215
Disposal of subsidiaries with non-controlling interests		—	—	—	—	(278)	—	—	12	(266)
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	10,811	10,811
Net income (loss)		—	—	—	—	—	—	428,319	(16,442)	411,877
Net loss attributable to redeemable non-controlling interests		—	—	—	—	—	—	—	13,000	13,000
Currency translation adjustments		—	—	—	—	—	77,406	—	790	78,196
Balance at December 31, 2021		236,553	59	—	—	1,477,291	156,932	1,959,539	27,577	3,621,398
Issuance of ordinary shares pursuant to stock plan		2,339	—	—	—	—	—	—	—	—
Shares returned from underwriters for settlement of over-allocations	18	(1,650)	—	—	—	—	—	—	—	—
Repurchase of American depositary shares (“ADSs”)		—	—	(3,056)	(57,682)	—	—	—	—	(57,682)
Non-cash stock-based compensation		—	—	—	—	119,006	—	—	—	119,006
Compensation cost to non-controlling interest shareholders		—	—	—	—	—	—	—	1,368	1,368
Reversal of compensation cost to non-controlling interest shareholders	17	—	—	—	—	—	—	—	(4,274)	(4,274)
Contribution from non-controlling interest shareholders		—	—	—	—	8,520	—	—	(25,535)	(17,015)
Purchase of a subsidiary’s shares from non-controlling shareholders		—	—	—	—	(270)	—	—	(5,136)	(5,406)
Acquisition of Sina.com Technology (China) Co., Ltd (“STC”)		—	—	—	—	(159,028)	—	—	—	(159,028)
Net income		—	—	—	—	—	—	85,555	12,254	97,809
Net loss attributable to redeemable non-controlling interests		—	—	—	—	—	—	—	10,298	10,298
Currency translation adjustments		—	—	—	—	—	(259,672)	—	(2,057)	(261,729)
Balance at December 31, 2022		237,242	$59	(3,056)	$(57,682)	$1,445,519	$(102,740)	$2,045,094	$14,495	$3,344,745

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net income	$314,597	$411,877	$97,809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,107	55,008	54,694
Stock-based compensation	67,105	87,996	111,713
Amortization of operating lease assets	3,974	6,224	11,461
Non-cash compensation cost to non-controlling interest shareholders	—	23,246	(20,638)
Provision of allowance for credit losses	53,124	19,702	4,440
Deferred income taxes	(15,727)	(12,478)	(24,821)
Foreign currency exchange loss	—	—	66,975
(Income) loss from equity method investments	(10,434)	(14,217)	24,069
Dividend received from equity method investments	320	11,695	5,772
Gain on sale of investments	(2,153)	(3,243)	(1,591)
Fair value changes through earnings on investments, net	(35,115)	72,787	243,619
Investment-related impairment and provision	211,985	106,800	71,081
Impairment of intangible assets	—	—	10,176
Gain on disposal of property and equipment	(74)	(172)	(240)
Amortization of issuance cost of convertible debt, unsecured senior notes and long-term loans	5,944	6,445	6,273
Changes in assets and liabilities:
Accounts receivable due from third parties	(75,685)	(273,728)	159,365
Accounts receivable due from Alibaba	(68,286)	49,003	10,162
Accounts receivable due from other related parties	54,699	(5,872)	(3,031)
Prepaid expenses and other current assets	(30,461)	2,589	(20,686)
Other non-current assets	(191)	(14,512)	(27,980)
Accounts payable	15,167	41,809	(35,481)
Accrued and other liabilities	62,404	274,803	(38,058)
Amount due from SINA	148,943	(7,787)	(47,303)
Deferred revenues	19,928	(56,181)	(3,925)
Operating lease liabilities	(4,315)	(6,684)	(10,128)
Income taxes payable	(6,210)	38,910	(79,623)
Net cash provided by operating activities	741,646	814,020	564,104
Cash flows from investing activities:
Purchases of bank time deposits and wealth management products	(3,170,291)	(1,170,070)	(629,889)
Maturities of bank time deposits and wealth management products	2,600,010	2,040,599	859,075
Investment in and prepayment on long-term investments	(392,547)	(1,593,880)	(193,784)
Proceeds from disposal of/refund of prepayment on long-term investments	289,631	447,381	141,806
Proceeds from disposal of property and equipment	92	383	269
Purchases of property and equipment	(34,828)	(35,094)	(43,136)
Prepayment for purchase of SINA Plaza	—	(132,531)	(153,572)
Loans to SINA	(473,777)	(978,162)	(1,261,880)
Repayment of loans by SINA	181,697	1,058,574	1,249,476
Cash received from (paid for) acquisitions, net of cash acquired	(214,302)	(61,160)	939
Prepayment to agent for share repurchase	—	—	(2,318)
Net cash used in investing activities	(1,214,315)	(423,960)	(33,014)
Cash flows from financing activities:
Proceeds from employee options exercised	122	1,313	—
Proceeds from unsecured senior notes, net of issuance costs	740,324	—	—
Repayment of convertible notes	—	—	(899,992)
Proceeds from long-term loans, net of issuance costs	—	—	880,353
Cash received from (paid for) global offering, net of issuance costs	—	188,129	(8,414)
Payments for share repurchases	—	—	(57,682)
Repurchase of non-controlling shareholders	—	—	(5,406)
Proceeds from sale of a subsidiary’s equity interest to a non-controlling shareholder	1,517	—	—
Net cash provided by (used in) financing activities	741,963	189,442	(91,141)
Effect of exchange rate changes on cash and cash equivalents	92,565	29,357	(172,884)
Net increase in cash and cash equivalents	361,859	608,859	267,065
Cash and cash equivalents at the beginning of the year	1,452,985	1,814,844	2,423,703
Cash and cash equivalents at the end of the year	$1,814,844	$2,423,703	$2,690,768
Supplemental disclosures:
Cash paid for interest expenses on convertible debt/unsecured senior notes	$(65,906)	$(37,906)	$(64,562)
Cash paid for income taxes	$(82,667)	$(111,260)	$(135,055)
Non-cash investing and financing activities
Property and equipment in accounts payable	$3,985	$5,520	$17,641
Unpaid consideration for acquisition of STC	$—	$—	$218,402
Unpaid consideration for other acquisitions	$10,280	$6,293	$687

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Weibo Corporation (“Weibo” or the “Company”) is a leading social media platform in China for people to create, discover and distribute content. By providing a simple and inspirational way for people and organizations in China and the global Chinese communities to express themselves publicly in real time, interact with others on a platform with vast scale and stay connected with the world, Weibo has had a profound social impact in China. Launched in 2009, Weibo has been committed to enabling faster, easier, and richer connection among people and has become an integral part of many of Weibo users’ daily lives.

Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) and received US$306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA were converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares automatically converted into Class A ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

In December 2021, the Company successfully listed its Class A ordinary shares on the main board of the Hong Kong Stock Exchange. Net proceeds from the offering, after deducting estimated underwriting fees and other offering expenses, were approximately US$178.4 million.

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

The following sets forth the Company’s major subsidiaries and major VIEs:

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

Transactions between SINA and Weibo

Accounts receivable directly related to the Group but for which SINA will receive payments and remit payments to the Group, as well as accounts receivable directly from SINA, are included in the amount due from SINA. Liabilities directly related to the Group but for which SINA will make payments and receive reimbursements from the Group, as well as liabilities directly to SINA, are included in the amount due to SINA. The amount due from/to SINA is presented as an offsetting balance on the Group’s consolidated balance sheets. Loans from SINA are presented under cash flow from financing activities, whereas loans to SINA are presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated to the Group is presented under operating activities in the consolidated statements of cash flows. The Group’s consolidated statements of comprehensive income contain all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by mutual managements. Refer to Note 6 for information related to the acquisition of STC.

Total costs and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Cost of revenues	$19,462	$14,749	$17,255
Sales and marketing	5,966	3,319	1,953
Product development	10,505	10,083	12,192
General and administrative	7,078	10,119	15,778
	$43,011	$38,270	$47,178

While the costs and expenses allocated to the Group for these items are not necessarily indicative of the costs and expenses that would have been incurred if the Group had transactions with independent third party suppliers directly or hired more employees, the Company does not believe there would be any significant difference between the nature and amounts of these allocated costs and expenses and the ones that would have been incurred if the Group had transactions with independent third party suppliers directly or hired more employees.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, VIEs controlled by the WFOE through a series of contractual agreements, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIEs, which hold critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and expenses, and net income before intercompany transactions in China were generated directly or indirectly through the VIEs and VIEs’ subsidiaries. The Company relies on contractual arrangements among its PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs and VIEs’ subsidiaries and the Group has determined that Weibo Technology, the WFOE, is the primary beneficiary of the VIEs through its contractual arrangements with the VIEs. Accordingly, the Company has consolidated the results of operations and assets and liabilities of VIEs and VIEs’ subsidiaries in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2021 and 2022, the total amounts of interest-free loans to the VIEs’ shareholders were US$92.0 million and US$84.8 million, respectively. The VIEs and VIEs’ subsidiaries had accumulated deficit of US$132.5 million and US$150.8 million as of December 31, 2021 and 2022,respectively, which were included in the Group’s consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets and consolidated statements of comprehensive income:

	As of December 31,
	2021	2022

	(In US$ thousands)
Cash and cash equivalents	$183,543	$657,578
Short-term investments	110,472	53,822
Accounts receivable	650,278	467,083
Prepaid expenses and other current assets	160,722	179,516
Amount due from SINA	36,211	17,908
Property and equipment, net	1,812	1,641
Operating lease assets	28,049	25,776
Intangible assets, net	166,930	124,856
Goodwill	130,405	120,151
Long-term investments	439,922	327,423
Other non-current assets	352,008	295,500
Total assets	$2,260,352	$2,271,254

Accounts payable	$129,498	$97,269
Accrued and other liabilities	480,866	405,979
Income taxes payable	41,882	25,055
Deferred revenues	57,348	45,433
Amount due to the subsidiaries of the Group	1,462,242	1,676,499
Operating lease liability	28,022	26,756
Deferred tax liability	39,637	28,665
Other non-current liabilities	15,122	—
Total liabilities	2,254,617	2,305,656

Redeemable non-controlling interests	66,622	45,795

Total shareholders’ equity	(60,887)	(80,197)

Total liabilities, redeemable non-controlling interests and shareholders’ equity	$2,260,352	$2,271,254

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Net revenues (no revenues from entities within the Group)	$1,319,080	$1,821,294	$1,540,585
Net loss	$(129,126)	$(36,406)	$(18,356)

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Net cash provided by (used in) operating activities *	$157,262	$335,940	$(136,442)
Net cash provided by (used in) investing activities	$(272,958)	$(583,397)	$410,164
Net cash provided by financing activities*	$290,234	$156,997	$226,938
*

The amount of cash flows provided by operating activities and the amount of cash flows provided by financing activities for the year ended December 31, 2021 have been revised to reflect a reclassification adjustment of US$145.6 million loans from the primary beneficiary to the VIEs, which was previously classified as operating activities.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to US$241.4 million and US$228.0 million as of December 31, 2021 and 2022, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was US$8.7 million, US$3.4 million and US$4.2 million for 2020, 2021 and 2022, respectively.

The VIEs hold assets with no carrying value in the consolidated balance sheets that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, the domain names of Weibo.com, Weibo.cn and Weibo.com.cn and so on. Recognized revenue-producing assets held by the VIEs include game technology, supplier-relationship contracts, and trademark and domain names, which were acquired through the previous acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, membership, and game-related services, as well as trademarks, are also held by Weibo Technology.

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

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreement. In the event of default of such obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements. Weimeng has completed registration of equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Civil Code.

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

These VIE agreements provide Weibo Technology with the power to direct the activities that most significantly affect the economic performance of the Group’s consolidated VIEs and enable the Group to receive substantially all of the economic benefits generated by them. For the years ended December 31, 2020, 2021 and 2022, the total amount of service fees that Weibo Technology charged to Weimeng under these service agreements and trademark license agreement was US$766.8 million, US$1,026.2 million and US$745.1 million, respectively, which were based on the actual cost incurred from providing the services and the operations of Weimeng.

Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to Weibo Technology’s contractual arrangements with Weimeng and Weimeng’s shareholders described above.

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., a subsidiary of a state-owned enterprise, China Internet Investment Fund Management Co., Ltd., which is owned by several state-owned enterprises, made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

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

The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments. Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual agent with reference to their historical results. The Group recognizes revenue for the amount of fees it receives from its customers, after deducting estimated sales rebates and net of value-added tax (“VAT”) under ASC 606. The Group believes that there will not be significant changes to its estimates of variable consideration.

The Group considers the ultimate beneficiary of its online advertising services as an “advertiser,” meaning the party whose products, brand awareness or marketing activities benefited from the execution of advertisement. The Group considers a party that it enters into an advertisement service contract with as its “customer” from accounting perspective. As such, the Group treats an advertising agency who enters into an advertisement service contract with it as a customer, and such advertising agency may represent and serve multiple advertisers. If an advertiser directly enters into an advertisement service contract with the Group, it will treat such advertiser also as a customer.

Revenue disaggregated by revenue source for the years ended December 31, 2020, 2021 and 2022 consists of the following:

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Advertising and marketing revenues
Revenues from advertisers signing contracts with the Group directly	$416,270	$478,874	$356,503
Revenues from advertising agencies	1,069,885	1,501,921	1,240,147
	1,486,155	1,980,795	1,596,650
Value-added services revenues	203,776	276,288	239,682
Total revenues	$1,689,931	$2,257,083	$1,836,332

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. Deferred revenues related to unsatisfied performance obligations at the end of the period are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as membership, live streaming, and virtual currency or in-game virtual items sold for game related services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period was US$91.5 million, US$126.5 million and US$56.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, mainly including membership, live streaming, and game-related services. Other value-added services revenues mainly include the revenues from the provision of traffic acquisition services to various customers. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

Membership. Membership mainly includes a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

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

In June 2022, the Group adjusted its strategy for live streaming business and decided to transfer the operation of the Yizhibo business to a related party with the ownership of all the intellectual properties unchanged. The Group recognizes immaterial revenues from live streaming since the second quarter of 2022.

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

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, revenue-share cost, advertisement production cost, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group is subject to 3% cultural business construction fees for its advertising and marketing revenues, which is included in cost of revenues. Starting from July 1 2019, the 3% cultural business construction fees was reduced to 1.5%, valid until December 31, 2024. Moreover, as part of the measures taken by the government to ease the negative impact from Covid-19 pandemic, the cultural business construction fees were exempted for the fiscal years of 2020 and 2021. An aggregate of US$24.6 million and US$28.7 million cultural business construction fees was exempted for the years ended December 31, 2020 and 2021, respectively. The cultural business construction fees for the advertising and marketing revenues was restored to 1.5% since the fiscal year of 2022.

Sales and marketing expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. Pursuant to the adoption of ASC 606, the recognition of revenues and expenses at fair value for advertising barter transactions has resulted in an increase of revenue and advertising expenses. For the years ended December 31, 2020, 2021 and 2022, the advertising and promotional expenses were US$330.9 million, US$418.0 million and US$310.4 million, respectively.

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

The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. The Group uses Monte Carlo simulation model to estimate the fair value of restricted share units with market conditions on the date of the grant and recognizes the estimated compensation cost, net of estimated forfeitures, over the estimated requisite service period. The Group also recognizes the compensation cost of performance-based restricted share units, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

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

Short-term investments

Short-term investments represent bank time deposits and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. Their original maturities are of greater than three months but less than one year. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and re-measured these investments at fair value. Investment in wealth management products, long-term, was recorded in other non-current assets on the Group’s consolidated balance sheets. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income.

Credit losses

In 2016, the FASB issued ASC Topic 326, the guidance is applicable to accounts receivable and the Group adopted ASC Topic 326 on January 1, 2020. The Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of comprehensive income.

ASC Topic 326 is also applicable to the loans to and interest receivable from other related parties included in the prepaid expenses and other current assets and other non-current assets on the consolidated balance sheets. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

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

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performances and business prospects of the investees; b) adverse changes in the general market condition affecting investees; c) adverse changes in regulatory, economic or technological environment of the investees and d) adverse changes in cash flow forecasts of investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles ASC 820 - Fair Value Measurement. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, which are related to selection of comparable companies, valuation mutiples, revenue growth rate of investees, scenario probability estimates and lack of marketability discounts.

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

Leases

The Group determines if an arrangement is a lease at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included in operating lease right-of-use assets, operating lease liabilities, short-term, and operating lease liabilities, long-term on the Group’s consolidated balance sheets. The Group has chosen to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.

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

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were US$26.5 million, US$32.8 million and US$33.2 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries, consolidated VIEs and VIEs’ subsidiaries. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The guidance provides the option that the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For years ended December 31, 2020, 2021 and 2022, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded.

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

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as membership, live streaming, and virtual currency or in-game virtual items sold for game related services.

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

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheets dates. Net gains and losses resulting from foreign exchange transactions are included in other income, net.

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022 were a gain of US$148.5 million, a gain of US$78.2 million and a loss of US$261.7 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for 2020 and 2021, and a loss of US$67.0 million for the year ended 2022, respectively.

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

Concentration of risks

Concentration of credit risk. Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Group has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the US, PRC and Hong Kong, which are among the largest financial institutions with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2021 and 2022, the Group had US$2.5 billion and US$2.5 billion, respectively, in cash and cash equivalents and short-term investments, such as bank time deposits with large domestic banks in China. The terms of these deposits are, in general, up to twelve months. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws. The Group’s total cash and cash equivalents and short-term investments held at two financial institutions in mainland China, representing 30% and 23% of the Group’s total cash and cash equivalents and short-term investments as of December 31, 2022.

Alibaba, as an advertiser, accounted for 9%, 6% and 6% of the Group’s total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. No customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 32%, 35% and 42% of the Group’s revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consist of amounts due from advertising agencies and direct customers. Alibaba accounted for 12% and 15% of the Group’s net accounts receivable as of December 31, 2021 and 2022, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2021 and 2022, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was US$1,485.1 million and US$1,816.8 million, accounting for 47% and 57% of the Group’s total cash, cash equivalents and short-term investments balance at the respective dates. As of December 31, 2021 and 2022, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was US$723.1 million and US$502.4 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2021 and 2022, the Group’s current liabilities balance denominated in RMB was US$1,224.6 million and US$971.6 million, accounting for 57% and 80% of its total current liabilities balance. The increase in proportion of total current liabilities in RMB in 2022 was mainly due to the maturity of US$900 million convertible debt, which is denominated in US dollar. The Group may experience economic losses and negative impacts on earnings and equity, as well as translation risk, because of exchange rate fluctuations of the RMB against the U.S. dollars. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the necessary administrative procedures on a timely basis to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments-Credit Losses (Topic 326)-Troubled Debt Restructurings and Vintage Disclosures to respond to feedback received during the Post-Implementation Review (PIR) activities since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For entities that have adopted the amendments in Update 2016-13, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For entities that have not yet adopted the amendments in Update 2016-13, the effective dates for the amendments in this Update are the same as the effective dates in Update 2016-13. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2021	2022

	(In US$ thousands)
Cash and cash equivalents:
Cash	$2,423,703	$2,690,768
Short-term investments:
Bank time deposits	603,838	268,233
Wealth management products	107,224	212,195
Subtotal	711,062	480,428
Total cash, cash equivalents and short-term investments	$3,134,765	$3,171,196

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was US$85.8 million, US$77.3 million and US$105.4 million for the years ended December 31, 2020, 2021 and 2022, respectively, including US$52.3 million, US$46.1 million and US$87.2 million interest income from cash, cash equivalents and short-term investments for the periods presented. The maturity dates for the time deposits and wealth management products were within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Equity Securities
	Without Readily		Equity Securities With
	Determinable Fair		Readily Determinable
	Values	Equity Method	Fair Values	Total

	(In US$ thousands)
Balance at December 31, 2019	$558,602	$199,379	$269,478	$1,027,459
Investments made/transferred from prepayments	134,925	92,925	30,500	258,350
Income from equity method investment	—	10,434	—	10,434
Dividend received from equity method investment	—	(320)	—	(320)
Disposal of investments	(2,067)	—	(48,334)	(50,401)
Impairment on investments	(126,820)	—	—	(126,820)
Fair value change through earnings (including adjustment of subsequent price changes)	(2,462)	—	37,577	35,115
Currency translation adjustment	16,906	8,743	—	25,649
Balance at December 31, 2020	579,084	311,161	289,221	1,179,466
Investments made/transfers from prepayments	96,768	182,200	—	278,968
Income from equity method investment, net	—	14,217	—	14,217
Dividend received from equity method investments	—	(11,695)	—	(11,695)
Disposal of investments	(75,667)	—	(4,946)	(80,613)
Changes from measurement alternative to consolidation (Note 6)	(66,415)	—	—	(66,415)
Reclassification of equity investment without readily determinable fair values to those with readily determinable fair values	(142,000)	—	142,000	—
Impairment on investments	(106,800)	—	—	(106,800)
Fair value change through earnings	(23,316)	—	9,877	(13,439)
Currency translation adjustment	7,062	6,900	—	13,962
Balance at December 31, 2021	268,716	502,783	436,152	1,207,651
Investments made/transfers from prepayments	36,423	114,909	—	151,332
Loss from equity method investment, net	—	(24,069)	—	(24,069)
Dividend received from equity method investments	—	(5,772)	—	(5,772)
Disposal of investments	(29,974)	(6,293)	—	(36,267)
Impairment on investments	(63,515)	—	—	(63,515)
Fair value change through earnings	—	—	(196,602)	(196,602)
Currency translation adjustment	(15,071)	(24,057)	—	(39,128)
Balance at December 31, 2022	$196,579	$557,501	$239,550	$993,630

For the years ended December 31, 2020, 2021 and 2022, the Group invested in private companies totaling US$134.9 million, US$96.8 million and US$36.4 million, respectively, which were accounted for under investments without readily determinable fair values. These investments were primarily to further expand and strengthen the Group’s ecosystem and mainly included an investment of US$46.8 million in a financing guarantee company and an investment of US$30.6 million in a commercial search business in 2020, a further investment of US$39.5 million in the company operating Wuta application and a follow-on investment of US$20.0 million in a company providing online brokerage services during 2021. The Group obtained control of the company operating the Wuta application through the step acquisition and recorded US$27.6 million fair value change loss in 2021 for the equity interest previously held by the Group immediately prior to the step acquisition. The impact of the transaction was reflected in the changes from measurement alternative to consolidation. The Group also invested US$92.9 million, US$182.2 million and US$114.9 million in companies, which were accounted for under equity method, for the years ended December 31, 2020, 2021 and 2022, respectively. These investments mainly included several investment funds in 2020, 2021 and 2022, respectively.

The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If the measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of December 31, 2021 and 2022, respectively, including cumulative upward and downward adjustments made to the initial cost basis of the securities.

Cumulative Results
(In US$ thousands)
Initial cost basis	$656,011
Upward adjustments	85,710
Downward adjustments	(490,498)
Foreign currency translation	17,493
Total carrying value at December 31, 2021	$268,716

Initial cost basis	$662,460
Upward adjustments	85,710
Downward adjustments	(554,013)
Foreign currency translation	2,422
Total carrying value at December 31, 2022	$196,579

The Group assessed or engaged independent valuation firms to help the management assess the fair value of certain investments as of December 31, 2021 and 2022, using Level 3 of fair value measurement and concluded that impairment was warranted for those investments at the year-end. Thus, the Group recognized US$106.8 million and US$63.5 million impairment charges to investments without readily determinable fair value for the years ended December 31, 2021 and 2022, respectively. The impairment charges mainly included a full impairment of US$75.3 million on the investment in Yixia Tech in 2021, as well as a US$15.4 million write-off in a community software and a US$14.2 million impairment charge to a company running a business social platform in 2022, due to their unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future.

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classified the valuation techniques that use these inputs as Level 1 of fair value measurements. The Group recorded a fair value change gain of US$1.0 million in 2021 and a loss of US$142.7 million in 2022 for INMYSHOW Digital Technology (Group) Co., Ltd., (“INMYSHOW”, formerly known as Beijing Showworld Technology Co., Ltd.), a Shanghai Stock Exchange listed company, providing social and new media marketing services. One of the Group’s investees, Didi Global Inc. (“Didi”), a company operating a mobility technology platform, completed its initial public offering and started trading on July 1, 2021, China time. Therefore, investment in Didi amounting to US$142.0 million was transferred from measurement alternative to equity securities with readily determinable fair value, and a fair value change gain of US$7.1 million and a loss of US$53.9 million was recorded in 2021 and 2022, respectively. Didi has officially delisted from NYSE in June 2022 and instead to trade under the “DIDIY” ticker on the OTC exchange. The Group continues to record the investment in Didi under equity securities with readily determinable fair values.

The following table shows the carrying amount and fair value of the marketable securities:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

	(In US$ thousands)
INMYSHOW	$81,385	$205,659	$—	$287,044
Didi	142,000	7,108	—	149,108
December 31, 2021	$223,385	$212,767	$—	$436,152
INMYSHOW	$81,385	$62,952	$—	$144,337
Didi	142,000	—	(46,787)	95,213
December 31, 2022	$223,385	$62,952	$(46,787)	$239,550

For the year ended December 31, 2022, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The condensed financial information of the Group’s equity method investments are summarized as a group as follow:

	Year ended December 31,
	2020	2021	2022

	(In US$ thousands)
Operating data:
Revenue	$114,938	$225,356	$158,110
Gross profit	$102,145	$206,457	$129,393
Income (loss) from operations	$26,679	$243,516	$(195,636)
Net income (loss)	$23,754	$247,808	$(200,042)
Net income (loss) attributable to the investees	$23,754	$247,808	$(200,042)

	As of December 31,
	2021	2022

	(In US$ thousands)
Balance sheet data:
Current assets	$884,765	$904,956
Non-current assets	$2,341,307	$2,417,452
Current liabilities	$602,275	$683,626
Long-term liabilities	$9,789	$119

The Group recorded investment-related impairment and provision of US$212.0 million, US$106.8 million and US$71.1 million for the years ended December 31, 2020, 2021 and 2022, respectively, due to various adverse factors affecting the performance of the investees. The impairment charges in 2020 included a partial impairment of US$59.8 million on an investee in e-commerce business, a US$39.3 million write-off on a game company, and US$82.2 million impairment charge on loans to investees, as well as other impairments of US$30.7 million. The impairment charges in 2021 was mainly caused by a full impairment of US$75.3 million on the investment in Yixia Tech and the investment-related impairment in 2022 primarily resulted from a US$15.4 million write-off in a community software and a US$14.2 million impairment charge to a company running a business social platform.

5. Leases

The Group has operating leases primarily for land-use rights and office spaces in China. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included in operating lease right-of-use assets, operating lease liabilities, short-term, and operating lease liabilities, long-term on the Group’s consolidated balance sheets. The Group has chosen to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.

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

The components of lease cost for the years ended December 31, 2020,2021 and 2022 were as follows:

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Operating lease cost	$4,902	$7,625	$13,949
Short-term lease cost	3,167	4,776	2,631
Variable lease cost	4,479	5,287	5,348
Total lease cost	$12,548	$17,688	$21,928

Other information related to leases was as follows:

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Supplemental Cash Flows Information:
Cash paid for operating leases	$(5,522)	$(8,948)	$(12,877)
Operating lease assets obtained in exchange for operating lease liabilities	$1,675	$65,459	$19,728

Maturities of lease liabilities under operating leases as of December 31, 2022 were as follows:

Year Ended December 31,	(In US$ thousands)
2023	$13,013
2024	13,476
2025	12,903
2026	11,912
2027	3,557
Thereafter	28,853
Total future payments for recognized leasing assets	83,714
Less: leases not yet commenced	—
Less: imputed interest	18,310
Total lease liabilities	$65,404

The increase of operating lease assets obtained in exchange for operating lease liabilities in 2021 was mainly due to the renewal of lease agreements expired and several new lease agreements signed by the Group in 2021. As of December 31, 2022, operating leases recognized in lease liabilities have average remaining lease terms of 10.5 years and weighted-average discount rate of 5%. As of December 31, 2022, the Group had no lease contract that has been entered into but not yet commenced.

6.Goodwill, Intangible Assets and Acquisitions

On October 31, 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. or JM Tech, which provides online interactive entertainment services, to acquire the majority of JM Tech’s equity interest, with a total consideration of US$218.6 million. The Group also entered into a contingent payment arrangement and a contingent allocation arrangement over the JM Tech’s earnings with the founder and CEO of the company, both of which are subject to a service period through December 31, 2022 and certain performance conditions. The Group accounts for these arrangements as compensation expenses over the required service period when it is probable that the performance conditions will be met. The transaction is reflected in the Group’s consolidated financial statements from November 1, 2020. (Refer to Note 17 for further information) An independent valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on acquisition date included launched games and games in development stage of US$124.2 million with estimated lives ranging from four to ten years. The intangible assets were measured at fair value upon acquisition primarily using valuation techniques under the income approach. Key assumptions and estimates used in determining the fair value of these intangible assets include cash flow forecasts, the revenue growth rates and the discount rate.

The consideration of the acquisition of JM Tech was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of October 31, 2020
(In US$ thousands)
Consideration	$218,590
Redeemable non-controlling interest (Note 17)	55,192
Non-controlling interest	16,133
Total	$289,915

Short-term investments acquired	$155,205
Other assets acquired	26,087
Identifiable intangible assets acquired	124,196
Goodwill	30,075
Liabilities assumed	(45,648)
Total	$289,915

JM Tech contributed US$11.5 million of revenues and US$7.2 million of net income to the Group in 2020. Since it did not have a material impact on the Group’s consolidated financial statements, pro forma disclosures have not been presented.

In the second quarter of 2021, the Group acquired another 51.2% equity interest of an investee operating a leading mobile photo and video application in China, Wuta application, in which the Group previously held 34.8% equity interest, with a cash consideration of US$39.5 million. The Group obtained the control and held 86% equity interest in the investee upon completion of the transaction on May 1, 2021. An independent valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on the acquisition date included user base, domain names and operating system of US$16.5 million with estimated lives ranging from three to ten years. The intangible assets were measured at fair value upon acquisition primarily using the royalty savings method, multi-periods excess earning model and cost approach. Key assumptions and estimates used in determining the fair value of these intangible assets include cash flow forecasts, the revenue growth rates, the discount rate, the customer attrition rate and replacements costs.

The consideration of the acquisition of the company operating Wuta application was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of May 1, 2021
(In US$ thousands)
Consideration	$39,540
Fair value of previously held equity interest	26,875
Non-controlling interest	10,811
Total	$77,226

Cash and short-term investments acquired	$5,786
Other assets acquired	6,801
Identifiable intangible assets acquired	16,495
Goodwill	51,034
Liabilities assumed	(2,890)
Total	$77,226

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

The consideration of the acquisition of the E-sports team and the related assets was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of August 1, 2021
(In US$ thousands)
Consideration	$30,953

Identifiable intangible assets acquired	$19,274
Goodwill	14,745
Liabilities assumed	(3,066)
Total	$30,953

On December 23, 2022, Weibo Hong Kong Limited, the Company’s wholly owned subsidiary, entered into certain agreement for the sale and purchase of 100% of the equity interest of Sina.com Technology (China) Co., Ltd., with SINA Hong Kong Limited, a wholly owned subsidiary of Sina Corporation, pursuant to which Weibo Hong Kong Limited agrees to purchase all equity interests in Sina.com Technology (China) Co., Ltd., a wholly-owned subsidiary of SINA Hong Kong Limited and the owner of SINA Plaza in Beijing, China, for an aggregate consideration of approximately US$218.4 million (RMB1.5 billion). The acquisition date was December 31, 2022 and the Group settled the payment for the consideration in the first quarter of 2023.

The Group involved an independent appraiser to assess the fair value of assets acquired and liabilities assumed from the transaction. As more than 90% of the fair value of the gross assets acquired by the Group is concentrated in the office building, SINA Plaza, and the land-use right related to the building, the acquisition is considered an asset acquisition. Furthermore, as the Group and SINA Hong Kong Limited are under the common control of SINA, the transaction is considered an asset acquisition under common control. According to ASC 805-50, for a transfer of assets between entities under common control, the acquirer entity shall initially measures the assets and liabilities transferred at their carrying values in the accounts of the transferring entity. Therefore, the carrying values of assets of US$340.5 million and liabilities of US$281.1 million of STC was recorded in the Group’s consolidated balance sheets, and the difference between consideration paid by the Group and net assets (carrying value) of STC of US$159.0 million was recognized in additional paid-in capital as a distribution on the acquisition date. The assets recognized in the consolidated balance sheets mainly included office building and related facilities of US$170.6 million and land use right (recorded in operating lease assets) of US$125.8 million.

The two acquisitions completed in 2021 individually contributed immaterial amounts to revenues and net income for 2021. Since they did not have a material impact on the Group’s consolidated financial statements, pro forma disclosures have not been presented. Apart from what have been disclosed above, there was no other acquisitions during the years ended December 31, 2020, 2021 and 2022, respectively.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising &	Value-added
	Marketing	services	Total

	(In US$ thousands)
Balance as of December 31, 2019	$28,989	$—	$28,989
Acquisition of JM Tech	—	30,075	30,075
Currency translation adjustment	1,910	738	2,648
Balance as of December 31, 2020	30,899	30,813	61,712
Acquisition of the company operating Wuta application	51,034	—	51,034
Acquisition of an E-sports team	—	14,745	14,745
Currency translation adjustment	1,813	1,101	2,914
Balance as of December 31, 2021	83,746	46,659	130,405
Currency translation adjustment	(6,585)	(3,669)	(10,254)
Balance as of December 31, 2022	$77,161	$42,990	$120,151

The Group performs at least annually a qualitative analysis on the goodwill arising from acquisitions taking into consideration the events and circumstances listed in ASC350 Intangibles — Goodwill and Other, including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. For the years ended December 31, 2020, 2021 and 2022, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded. For the year ended December 31, 2022, the Group recognized an impairment charge of US$10.2 million for the intangible assets arising from certain acquisitions due to no more sustainable future revenues expected for the certain business.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2021			As of December 31, 2022
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In US$ thousands)			(In US$ thousands)
Game related	$150,371	$(16,649)	$133,722	$140,328	$(30,029)	$110,299
Technology	10,172	(5,494)	4,678	2,808	(2,596)	212
Trademark and Domain name	20,078	(4,458)	15,620	12,892	(4,280)	8,612
Supplier-relationship	10,538	(6,961)	3,577	—	—	—
Others	13,924	(4,591)	9,333	13,045	(7,096)	5,949
Total	$205,083	$(38,153)	$166,930	$169,073	$(44,001)	$125,072

The amortization expense for the years ended December 31, 2020, 2021 and 2022 was US$5.7 million, US$22.2 million and US$21.5 million, respectively. As of December 31, 2022, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In US$ thousands)
2023	$19,026
2024	18,914
2025	15,049
2026	15,137
2027	14,852
Thereafter	41,878
Total expected amortization expense *	$124,856
*	The table above excludes US$0.2 million of indefinite-lived intangible assets which was included in the category of others.

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

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2020	2021*	2022*

	(In US$ thousands)
Cost of revenues	$5,384	$8,112	$9,417
Sales and marketing	9,983	15,292	18,910
Product development	33,093	43,622	55,294
General and administrative	18,645	20,970	28,092
	$67,105	$87,996	$111,713
*	Excluded non-cash stock-based compensation of US$7.9 million and US$9.3 million to SINA employees charged through Amount due from SINA in 2021 and 2022, respectively.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2019	15,104
Addition	—
Granted*	(3,040)
Cancelled/expired/forfeited	431
December 31, 2020	12,495
Addition	—
Granted*	(5,752)
Cancelled/expired/forfeited	692
December 31, 2021	7,435
Addition	—
Granted*	(4,642)
Cancelled/expired/forfeited	770
December 31, 2022	3,563
For the years ended December 31, 2020, 2021 and 2022, 2.5 million, 5.8 million and 1.8 million restricted share units were granted under the 2014 Plan, respectively. Options of 0.5 million, nil and 2.8 million were granted during 2020, 2021 and 2022, respectively.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)	(In US$)	(In years)	(In US$ thousands)
December 31, 2019	89	$3.49	0.7	$3,799
Granted	482	$32.68
Exercised	(16)	$3.47
Cancelled/expired/forfeited	(4)	$30.96
December 31, 2020	551	$28.85	5.8	$6,683
Granted	—	$—
Exercised	(105)	$12.70
Cancelled/expired/forfeited	(59)	$32.68
December 31, 2021	387	$32.68	5.6	—
Granted	2,750	$21.15
Exercised	—	$—
Cancelled/expired/forfeited	(118)	$24.12
December 31, 2022	3,019	$22.51	6.0	—

Vested and expected to vest as of December 31, 2021	351	$32.68	5.6	—
Exercisable as of December 31, 2021	82	$32.68	5.6	—

Vested and expected to vest as of December 31, 2022	2,752	$22.54	6.0	—
Exercisable as of December 31, 2022	172	$32.68	4.6	—

The total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 was US$0.5 million, US$4.0 million and nil, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2021 and 2022 was US$30.98 and US$19.12, respectively. Cash received from the exercise of stock options during the years ended December 31, 2020, 2021 and 2022 was US$0.1 million, US$1.3 million and nil, respectively. As of December 31, 2021 and 2022, unrecognized compensation cost (adjusted for estimated forfeitures), related to non-vested stock options granted to the Company’s employees and directors was US$3.2 million and US$20.5 million, respectively. As of December 31, 2022, total unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.1 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)	(In US$)	(In thousands)	(In US$)	(In years)
As of December 31, 2021
US$ 32.68	387	$32.68	82	$32.68	5.6

As of December 31, 2022
US$ 32.68	356	$32.68	172	$32.68	4.6
US$ 21.15	2,663	$21.15	—	$—	6.2
	3,019	$22.51	172	$32.68	6.0

Restricted Share Units

Summary of Performance-Based Restricted Share Units without Market Condition

The following table sets forth a summary of performance-based restricted share unit activities without market condition:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2019	59	$61.17
Awarded	46	$36.49
Vested	(54)	$60.16
Cancelled	(34)	$36.49
December 31, 2020	17	$36.49
Awarded	15	$54.08
Vested	(2)	$38.78
Cancelled	(19)	$40.63
December 31, 2021	11	$54.17
Awarded	—	$—
Vested	(9)	$54.17
Cancelled	(2)	$54.17
December 31, 2022	—	$—

As of December 31, 2021 and 2022, there was no material unrecognized compensation cost (adjusted for estimated forfeitures), related to performance-based restricted share units without market condition granted to the Company’s employees, respectively.

Summary of Performance-Based Restricted Share Units with Market Condition

The following table sets forth a summary of performance-based restricted share unit activities with market condition:

Weighted-Average
Grant Date
	Shares Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2021	—	$—
Awarded	1,640	$8.43
Vested	—	$—
Cancelled	—	$—
December 31, 2022	1,640	$8.43

As of December 31, 2022, unrecognized compensation cost (adjusted for estimated forfeitures) was US$4.7 million, which was related to non-vested performance-based restricted share units with market condition granted to the Company’s management. As of December 31, 2022, the cost is expected to be recognized over a weighted-average period of 0.4 years. No share was vested during the year ended December 31, 2022.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2019	3,512	$50.89
Awarded	2,512	$33.50
Vested	(1,307)	$49.12
Cancelled	(393)	$44.96
December 31, 2020	4,324	$41.86
Awarded	5,737	$47.95
Vested	(1,608)	$45.66
Cancelled	(614)	$44.02
December 31, 2021	7,839	$45.37
Awarded	252	$20.59
Vested	(2,330)	$47.09
Cancelled	(651)	$42.69
December 31, 2022	5,110	$43.71

As of December 31, 2021 and 2022, unrecognized compensation cost (adjusted for estimated forfeitures) was US$275.7 million and US$162.0 million, respectively, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. As of December 31, 2022, this cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value based on the vesting date of the restricted share units vested was US$64.2 million, US$73.4 million and US$109.7 million for the years ended December 31, 2020, 2021 and 2022, respectively.

8. Other Balance Sheets Components

	As of December 31,
	2020	2021	2022

	(In US$ thousands)
Accounts receivable, net:
Due from third parties		$620,632	$416,125
Due from Alibaba		89,344	75,347
Due from other related parties		55,763	49,151
Total gross amount		765,739	540,623
Allowance for credit losses:
Balance at the beginning of the year	$(36,594)	(35,156)	(42,650)
Additional provision charged to expenses, net	(53,124)	(19,702)	(4,440)
Write-off	54,562	12,208	8,910
Balance at the end of the year	$(35,156)	(42,650)	(38,180)
		$723,089	$502,443

Prepaid expenses and other current assets:
Rental and other deposits		$1,949	$1,583
Deductible value-added taxes		3,063	3,865
Investment prepayment		—	30,938
Proceeds receivable from disposal of investments		—	13,371
Loans to and interest receivable from other related parties(1) (Note 10)		219,679	110,000
Loans to and interest receivable from third parties(1)		137,024	136,683
Advertising prepayment		12,011	9,126
Prepayment to outsourced service providers		3,776	3,479
Amounts deposited by users(2)		53,997	52,216
Content fees		1,695	15,859
Others		17,532	14,382
		$450,726	$391,502

Property and equipment, net:
Office building(3)		$—	$196,223
Office building related facilities(3)		—	3,298
Computers and equipment		188,476	228,599
Leasehold improvements		7,331	13,064
Furniture and fixtures		2,554	8,139
Others		7,233	17,733
Property and equipment, gross		205,594	467,056
Accumulated depreciation		(137,198)	(217,503)
		$68,396	$249,553

Other non-current assets
Investment-related deposits(4)		$366,067	$373,252
Loans to and interest receivable from related parties(1) (Note 10)		480,786	454,912
Prepayment for purchase of SINA Plaza(5)		133,734	—
Wealth management products, long-term(6)		50,159	—
Deferred tax assets		40,537	39,989
Others		11,558	30,269
		$1,082,841	$898,422
Accrued and other liabilities(7):
Payroll and welfare		$170,534	$156,274
Marketing expenses		82,471	74,093
Sales rebates		359,813	266,455
Professional fees		7,791	8,836
VAT and other tax payable		53,589	51,037
Amounts due to users(2)		53,997	52,216
Payable to SINA for the acquisition of the equity of STC (Note 6)		—	218,402
Unpaid consideration for acquisitions		6,293	687
Unpaid consideration for investment		441	4,320
Proceeds received in advance from disposal of investment		—	14,496
Interest payable for convertible debt, unsecured senior notes and long-term loans		27,579	28,257
Listing expenses payable		9,347	933
Others		49,178	37,978
		$821,033	$913,984

(1)	Loans to related parties and third parties incurred for the years ended December 31, 2020, 2021 and 2022 were non-trade in nature.
(2)	Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelopes” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivable temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.
(3)	The increase in balance in office building and office building related facilities was due to the acquisition of STC in December 2022.
(4)	Investment-related deposits primarily included a micro loan company amounted to US$77.9 million and US$71.8 million as of December 31, 2021 and 2022, respectively, as well as a game company amounted to US$269.1 million and US$249.4 million in December 31, 2021 and 2022, respectively. These non-current assets will be transferred to long-term investment when the legal procedures are completed.
(5)	Weibo entered into a letter of intent to purchase the office building (SINA Plaza) from SINA and made a prepayment. As of December 31, 2021, the balance of prepayment for SINA Plaza was US$133.7 million. Weibo made another prepayment of US$153.6 million in 2022. The Group and SINA terminated the letter of intent after the Company’s subsidiary, Weibo Hong Kong, purchased the 100% equity of STC, the owner of SINA Plaza. The prepayment balance was eliminated as the Group consolidated the financial statements of STC on December 31, 2022.
(6)	The Group measures wealth management products at fair value. It engaged an independent valuation firm to help the management to determine the fair value of certain wealth management products which were overdue in 2021. US$59.3 million loss for those products was recognized in fair value changes through earnings on investments, net, on the consolidated statements of comprehensive income in 2021. The remaining fair value of those products amounting to US$50.2 million was recorded in other non-current assets as of December 31, 2021 and was fully impaired in the year ended December 31, 2022.
(7)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands, except percentage)
Loss from non-China operations	$(57,031)	$(232,830)	$(422,860)
Income from China operations	432,944	783,548	550,946
Total income before income tax expenses	$375,913	$550,718	$128,086
Income tax expense (benefits) applicable to non-China operations	$2,852	$1,355	$(14,176)
Income tax expense applicable to China operations	58,464	137,486	44,453
Total income tax expenses	$61,316	$138,841	$30,277
Effective tax rate for China operations	13.5%	17.5%	8.1%
Effective tax rate for the Group	16.3%	25.2%	23.6%

The Group generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. The Group’s loss from non-China operations primarily included stock-based compensation, fair value changes through earnings on investments, investment-related impairment and interest expenses recorded by the Group’s non-China entities. The substantial majority of these items were recognized by the Group’s non-China entities in the Cayman Islands. The Group’s non-China operations have reversed US$14.2 million deferred tax charges which were previously recognized from fair value change of investments in 2022.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25)% while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Hong Kong does not impose a withholding tax on dividends. As of December 31, 2020 and 2021, the Company’s Hong Kong subsidiary had a net operating loss of US$10.4 million and US$0.8 million, which can be carried forward indefinitely to offset future taxable income. For the year ended December 31, 2022, Weibo HK earned a profit and utilized the net operating loss carried forward from previous years.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprise”, “key software enterprise” (“KSE”) and/or “high and new technology enterprise” (“HNTE”). Weibo Technology, the Group’s WFOE, was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate for its “software enterprise” status as it has been five years since its first profitable year of 2015 and it has already benefited from the preferential tax treatment of “software enterprise” status from 2015 to 2019. Weibo Technology was also granted the HNTE status for the fiscal years from 2017 to 2022, which entitled the qualified entity a preferential tax rate of 15% in 2020, 2021 and 2022. Its qualification as a HNTE is subject to self-evaluation, and the relevant documents should be retained for future examination purpose. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for Weibo Technology to continue enjoying the preferential tax treatment. In addition, certain of the Group’s other PRC entities are also qualified as a “software enterprise”, and/or HNTE, and currently enjoy the respective preferential tax treatments.

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

The operations of the Group’s WFOE in China are invested and held by Weibo HK. If the Company is regarded as a PRC non-resident enterprise and Weibo HK is regarded as a PRC resident enterprise, Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company and the dividends distributed from Weibo Technology to Weibo HK is not subject to dividend withholding tax. Furthermore, Weibo HK would be subject to PRC enterprise income tax at a rate of 25%. If the Company and Weibo HK are regarded as a PRC non-resident enterprise, Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of December 31, 2022, the Group had a total undistributed PRC earnings of RMB 22.4 billion, which are expected to be indefinitely reinvested in the Group’s business for the foreseeable future. The Group did not record any withholding tax for its PRC earnings and considered determination of such withholding tax amount not practicable.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses of the Group:

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Current income tax expenses	$77,043	$151,319	$55,098
Deferred tax benefits	(15,727)	(12,478)	(24,821)
Income tax expenses	$61,316	$138,841	$30,277

Reconciliation of the statutory tax rate to the effective tax rate

The following table sets forth reconciliation between the PRC statutory EIT rate of 25% and the effective tax rate for the Group:

	Year Ended December 31,
	2020	2021	2022
PRC Statutory EIT rate(1)	25.0%	25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(24.1)%	(13.1)%	(29.7)%
Research and development super-deduction	(3.5)%	(7.5)%	(21.1)%
Non-deductible expenses and non-taxable income and others (2)	(0.6)%	9.2%	(30.1)%
Change in valuation allowance	14.9%	0.7%	8.2%
Tax rate difference from statutory rate in other jurisdictions	4.6%	10.9%	71.3%
Effective tax rate for the Group	16.3%	25.2%	23.6%
(1)	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.
(2)	Included the impact of uncertain tax positions recognized in 2021 and the reversal of uncertain tax positions in 2022.

The provision for income taxes for China operations for the years ended December 31, 2020, 2021 and 2022 differs from the amounts computed by applying the statutory EIT rate primarily due to the preferential tax treatments described above enjoyed by the WFOE, Weibo Technology, during the periods presented. Weibo Technology enjoyed a tax reduction of US$55.1 million, US$55.1 million and US$26.9 million for the HNTE status in 2020, 2021 and 2022. The WFOE further recognized preferential tax treatment of “key software enterprise” status and tax benefit of research and development super deduction of US$26.6 million for 2019 in 2020. It also recognized tax benefit of research and development super deduction of US$41.4 million and US$26.9 million in 2021 and 2022. The preferential tax treatment of “Key software enterprise” status lapsed in 2021. The Group did not recognize these tax benefits in the corresponding year as they were uncertain, and only recorded them on a lag basis when the tax benefits become more-likely-than-not to be sustained in the next year. If the Group assessed that the benefits were more-likely-than-not to be sustained in the corresponding year, they would accordingly recognize the tax benefits.The preferential tax treatments benefited by the Group during the three-year period ended December 31, 2022 amounting to US$90.3 million, US$72.3 million and US$37.9 million, resulted in an effect of US$0.40, US$0.32 and US$0.16 on basic net income per share in 2020, 2021 and 2022, respectively.

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2021	2022

	(In US$ thousands)
Deferred tax assets:
Net operating loss carry forwards	$7,875	$18,289
Valuation allowance	(7,875)	(18,289)
Investment-related impairment	51,226	52,363
Depreciation, accounts receivable, accrued and other liabilities	75,527	73,557
Valuation allowance	(86,216)	(85,931)
Net deferred tax assets	$40,537	$39,989

Deferred tax liabilities:
Acquired intangible assets	$36,471	$27,435
Depreciation	1,662	1,731
Unrealized investment-related gain	28,454	12,414
Others	316	114
Total deferred tax liabilities	$66,903	$41,694

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2021 and 2022 was US$94.1 million and US$104.2 million, respectively. The valuation allowance primarily consists of credit loss allowances and investment impairment charges. Historically, deferred tax assets were valued using the tax rate applicable to each entity for China operations. Net operating loss carry forwards for China operations as of December 31, 2022 will expire, if unused, in the years ending December 31, 2023 through December 31, 2027.

Uncertain tax position

Except for the lag recognition of preferential tax treatment of research and development super deduction and stock based related deduction, the Group did not record any liability or decrease in deferred tax asset related to uncertain tax positions as of December 31, 2021 and 2022, and thus, no interest and penalties related to uncertain tax positions were recorded.

For the year ended December 31, 2021, based on interactions with the tax authorities, the Group received additional guidance regarding certain areas with heightened requirements, and updated its estimate of related tax benefit amount that is expected to be sustained upon settlement with tax authorities. Additional US$27.9 million tax liability related to the uncertain tax positions was recognized for 2021, which is based on the updated estimate of the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authorities. For the year ended December 31, 2022, the Group reversed US$21.4 million tax liability related to the uncertain tax positions based on further interactions with the tax authorities.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2018 through 2022 remain subject to the review by the relevant PRC tax authorities.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

During the years ended December 31, 2020, 2021 and 2022, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of US$473.8 million, US$978.2 million and US$1,261.9 million from the Group and repaid US$181.7 million, US$1,058.6 million and US$1,249.5 million to the Group during the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the loans to and interest receivable from SINA were US$479.6 million and US$420.4 million, respectively.

The following sets forth significant related party transactions with the Group:

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Transactions with SINA
Revenue billed through SINA	$41,754	$68,351	$44,962
Revenue from services provided to SINA	20,348	43,170	31,984
Total	$62,102	$111,521	$76,946

Costs and expenses allocated from SINA(1)	$43,011	$38,270	$47,178
Interest income on loans to SINA	$13,458	$17,943	$14,770

Transactions with Alibaba
Advertising and marketing revenues from Alibaba – as an advertiser	$152,000	$139,561	$106,974
Advertising and marketing revenues from Alibaba – as an agent	$36,597	$41,680	$223
Services provided by Alibaba	$52,338	$44,006	$33,745
(1)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA or SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed US$48.3 million,US $48.0 million and US$37.7 million for other costs and expenses incurred by Weibo but paid by SINA for the years ended December 31, 2020, 2021 and 2022, respectively. During the years ended December 31, 2021 and 2022, Weibo allocated US$0.8 million and US$0.6 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments, respectively.

The following table sets forth the details of the revenues from SINA by advertising and marketing revenues and value-added services revenues for the periods specified.

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands)
Transactions with SINA
Advertising and marketing revenues	$48,353	$96,359	$56,206
Value-added services revenues	13,749	15,162	20,740
Total	$62,102	$111,521	$76,946

The following sets forth related party outstanding balance:

	As of December 31,
	2021	2022

	(In US$ thousands)
Amount due from SINA(2)	$494,200	$487,117
Payable to SINA for the acquisition of the equity of STC (Note 6)	—	218,402
Accounts receivable due from Alibaba	$89,344	$75,347

Loans to and interest receivable from other related parties(3) (4)
-Company A (an investee providing social and new media marketing services)	2,789	—
-Company B (an investee providing online brokerage services)	211,583	110,000
-Others	5,307	—
Subtotal (included in prepaid expenses and other current assets)	219,679	110,000
-Company C (an investee in real estate business)	480,786	454,912
Subtotal (included in other non-current assets)	480,786	454,912
Total	$700,465	$564,912
(2)	The Group uses amount due from/to SINA to settle balances arising from costs and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2021 and 2022, the amount due from SINA also included loans to and interest receivable from SINA of US$479.6 million and US$420.4 million at an annual interest rate ranging from 1.0% to 4.5% of maturity within one year, respectively, which are non-trade in nature.
(3)	The annual interest rates of the loans were ranging from 4.0% to 5.5% (interest free for Company A and partial loans to Company C) at both dates. These balances are non-trade in nature. The contractual terms of the loans are within one year while subject to extension and the Group will determine the liquidity (current versus non-current) of the loans pursuant to the expected cash collection. In 2022, several loans were extended and the Group accounted for such extension as loan modification.
(4)	The Group estimates the allowance for credit losses on loans and interest receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers. For the years ended December 31, 2021 and 2022, the Group recognized nil and US$7.6 million credit losses on loans to and interest receivable from other related parties based on the expected collection schedule of these loans.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business. For the years ended December 31, 2020, 2021 and 2022, the Group recognized US$46.5 million, US$70.0 million and US$40.5 million of advertising and marketing revenues, US$3.4 million, US$3.3 million and US$8.1 million of value-added services revenues, and US$48.1 million, US$62.6 million and US$32.3 million of costs and expenses from other related parties, respectively. As of December 31, 2021 and 2022, other related parties accounted for outstanding balances of net accounts receivable of US$55.8 million and US$48.6 million, accounts payable of US$44.3 million and US$21.7 million, and accrued and other liabilities of US$8.3 million and US$6.6 million, respectively.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2020, 2021 and 2022, the Group’s total contribution was US$51.1 million, US$83.2 million and US$91.2 million, respectively.

12. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2020, 2021 and 2022, options to purchase ordinary shares and RSUs of 0.7 million, 1.4 million and 1.2 million were recognized as dilutive factors and included in the calculation of diluted net income per share, respectively. For the years ended December 31, 2020, 2021 and 2022, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 0.9 million, 0.4 million and 6.5 million, respectively. For the years ended December 31, 2020, 2021 and 2022, 6.8 million, 6.8 million and 5.9 million shares convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share, respectively.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Year Ended December 31,
	2020	2021	2022

	(In US$ thousands, except share data and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo’s shareholders	$313,364	$428,319	$85,555
Denominator:
Weighted average ordinary shares outstanding	226,921	228,814	235,164
Basic net income per share attributable to Weibo’s shareholders	$1.38	$1.87	$0.36
Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo’s shareholders for calculating diluted net income per share	$313,364	$428,319	$85,555
Denominator:
Weighted average ordinary shares outstanding	226,921	228,814	235,164
Effects of dilutive securities
Stock options	71	68	—
Unvested restricted share units	645	1,324	1,243
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	227,637	230,206	236,407
Diluted net income per share attributable to Weibo’s shareholders	$1.38	$1.86	$0.36

13. Profit Appropriation and Restricted Net Assets

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds, in accordance with the China Company Laws. They have to make appropriations from their after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

Statutory surplus fund is restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective companies. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2021 and 2022 the Group’s PRC subsidiaries accrued approximately US$139.6 million and US$133.6 million in the general reserve/statutory surplus funds, respectively.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. The amounts restricted for the Group amounted to US$566.9 million, or 16.7% of the Group’s total consolidated net assets as of December 31, 2022.

14. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2021 and 2022:

	Fair Value Measurements
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

	(In US$ thousands)
As of December 31, 2021:
Wealth management products, short-term (1)	$107,224	$—	$107,224	$—
Wealth management products, long-term (2)	50,159	—	—	50,159
Equity securities with readily determinable market value (3)	436,152	436,152	—	—
Total	$593,535	$436,152	$107,224	$50,159

As of December 31, 2022:
Wealth management products, short-term (1)	$212,195	$—	$212,195	$—
Equity securities with readily determinable market value (3)	239,550	239,550	—	—
Total	$451,745	$239,550	$212,195	$—
(1)	Included in short-term investments on the Group’s consolidated balance sheets.
(2)	Included in other non-current assets on the Group’s consolidated balance sheets.
(3)	Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures short-term investments and equity securities with readily determinable fair values at fair value on a recurring basis. The fair value of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair value of the Group’s short-term investments are determined based on the quoted market price for similar products (Level 2). For the year ended December 31, 2021, US$109.5 million investment in certain wealth management products was transferred from Level 2 to Level 3 as market approach was applied with significant unobservable inputs, such as lack of marketability discount and price-to-book ratio. US$59.3 million fair value change loss was recognized since the transfer and the balance as of December 31, 2021 was US$50.2 million. The fair value of these wealth management products was nil as of December 31, 2022, which was determined based on market approach using unobservable inputs including selection of comparable debt securities and lack of marketability discounts. The Group recognized US$47.0 million fair value change loss for these wealth management products for the year ended December 31, 2022. The Group recorded another US$196.6 million fair value change loss for equity securities with readily determinable fair values for the year ended December 31, 2022.

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

Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the period then ended. For the years ended December 31, 2020, 2021 and 2022, US$126.8 million, US$106.8 million and US$63.5 million impairment charges were recorded for those equity investments without readily determinable fair values. As of December 31, 2021 and 2022, the carrying value of these impaired investments measured at Level 3 inputs were US$14.5 million and US$17.8 million, respectively. The fair value of the privately held investments was measured either based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, or based on comparing the operating metrics of public peer companies with the investees.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheets date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group recognized no impairment charge of goodwill arising from previous acquisitions for the years ended December 31, 2020, 2021 and 2022, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair values because of their short-term nature.

15. Convertible Debt, Unsecured Senior Notes and Long-term Loans

In October 2017, the Company issued US$900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (“2022 Notes”) at par.The net proceeds received by the Company from the issuance of the 2022 Notes were US$879.3 million, net of issuance cost of US$20.7 million. The Company pays cash interest at an annual rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expenses over the contractual life. The 2022 Notes related interest expenses were US$15.4 million, US$15.4 million and US$13.2 million for each of the years ended December 31, 2020, 2021 and 2022, respectively. The Company has repaid all outstanding principal amount and accrued interest expenses of 2022 Notes in November 2022.

In July 2019, the Company issued US$800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The net proceeds to the Company from the issuance of the 2024 Notes were US$793.3 million, net of issuance cost of US$6.7 million. The issuance costs of the 2024 Notes are being amortized to interest expenses over the contractual life. The 2024 Notes related interest expenses were US$29.3 million for each of the three years ended December 31, 2022.

In July 2020, the Company issued US$750 million in aggregate principal amount of unsecured senior notes due on July 8, 2030 (“2030 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The net proceeds to the Company from the issuance of the 2030 Notes were US$740.3 million, net of issuance cost of US$9.7 million. The issuance costs of the 2030 Notes are being amortized to interest expenses over the contractual life. For the years ended December 31, 2020, 2021 and 2022, the Group recognized US$12.7 million, US$26.3 million and US$26.3 million interest expenses from the 2030 Notes, respectively.

On August 22, 2022, the Company signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. The term and revolving loans under this facility are priced at 128 basis points over Term SOFR (the applicable reference rate). As of the date of this annual report, the Company has fully withdrawn the US$900 million term loan (“2027 Loans”). The Company used the proceeds from the term loan to refinance of existing indebtedness, general corporate purposes and payment of transaction related fees and expenses. For the year ended December 31, 2022, the Group recognized US$2.8 million interest expenses from the 2027 Loans.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the years ended December 31, 2020, 2021 and 2022, the Group recorded US$12.5 million, US$17.7 million and US$21.9 million lease expenses, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of December 31, 2022 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2022	$83,714	$13,013	$26,379	$15,469	$28,853

Purchase commitments mainly include minimum commitments for marketing activities and internet connection. Purchase commitments as of December 31, 2022 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2022	$686,776	$636,474	$48,729	$1,361	$212

2024 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US $800 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024. 2030 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030. 2027 loans represent future estimated commitment relating to the principal amount and interests in connection with the issuance of US$900 million term loan bearing annual rate at 128 basis points over Term SOFR as of December 31, 2022, which will mature on August 22, 2027. Other commitments as of December 31, 2022 were as follows:

		Less than One	One to	Three to	More than
Other commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
2024 Notes	$856,000	$28,000	$828,000	$—	$—
2030 Notes	952,500	25,313	50,625	50,625	825,937
2027 Loans	1,099,745	2,199	106,042	991,504	—
Total	$2,908,245	$55,512	$984,667	$1,042,129	$825,937

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

The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. As the expected redemption value is less than the carrying value of redeemable non-controlling interests, there is nil mezzanine adjustment recognized for the years ended December 31, 2021 and 2022.

Pursuant to the agreements between the Group and the founders who are also employees of JM Tech, the founders are required to be incumbent and JM Tech should meet certain performance conditions during the following two years till December 31, 2022 for the founders to be entitled to their proportionate share in JM Tech’s existing and future retained earnings during the period. Such entitlement will automatically be forfeited upon the termination of their employment during the period. The Company considered this arrangement as certain economic interests associated with the founders’ non-controlling interest in JM Tech till December 31, 2022. Therefore, the Company recognized compensation costs for the founders’ share of JM Tech’s retained earnings with the credit increasing non-controlling interest and redeemable non-controlling interest. During the year ended December 31, 2021, US$23.2 million compensation costs were recognized, of which US$20.0 million was recorded to increase redeemable non-controlling interest.

As of December 31, 2022, the management of the Company had assessed the performance of JM Tech since the acquisition date and concluded that JM Tech did not meet the performance conditions defined in the share purchase agreements, which entitles the founders and CEO of JM Tech their proportionate share in the retained earnings during the period. Thus, the Group has reversed the accumulated US$36.2 million compensation costs related to JM Tech’s retained earnings recognized during the period, of which US$31.9 million was recorded to reduce redeemable non-controlling interest and US$4.3 million was recorded to reduce non-controlling interest.

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

The underwriters borrowed 1,650,000 shares, which were included in the Company’s total outstanding shares as of December 31, 2021, from WB HZGS Estate (Hong Kong) Limited (a wholly-owned subsidiary of Weibo) to facilitate the settlement of over-allocations. The borrowed shares were returned to WB HZGS Estate (Hong Kong) Limited in the first quarter of 2022.

19. Subsequent events

On March 1, 2023, Weibo Holding (Singapore) Pte. Ltd., the Company’s wholly owned subsidiary, entered into certain share purchase agreement with ShowWorld Holding Limited, an indirect subsidiary of Sina Corporation, pursuant to which Weibo Holding (Singapore) Pte. Ltd. agreed to purchase all equity interests in ShowWorld HongKong Limited, a wholly-owned subsidiary of ShowWorld Holding Limited and an entity holding 332,615,750 shares of INMYSHOW Digital Technology (Group) Co., Ltd. for an aggregate consideration of approximately RMB2.16 billion in cash, payable in U.S. dollar. INMYSHOW is a Shanghai Stock Exchange-listed company (SSE: 600556).

Immediately following the consummation of the transaction and together with the Group’s existing shareholding in INMYSHOW, the Group will in the aggregate beneficially own 480,342,364 shares of INMYSHOW, representing approximately 26.57% of its total issued shares.