Form 20-F
period 2023-12-31
WEIBO Corp
filed 2024-04-25
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

For the transition period from to

Commission file number: 001-36397

WEIBO CORPORATION
(Exact name of Registrant as specified in its charter) N/A (Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road Chaoyang District, Beijing 100027 People’s Republic of China
(Address of principal executive offices)

Fei Cao, Chief Financial Officer Phone: +8610 5898-3095 Facsimile: +86 10 8260-8888 8/F, QIHAO Plaza, No. 8 Xinyuan S. Road, Chaoyang District Beijing 100027, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share	WB	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.00025 per share	9898	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 242,610,942 ordinary shares outstanding, par value US$0.00025 per share, being the sum of 154,788,918 Class A ordinary shares and 87,822,024 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed herein are due to rounding, and references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” or “our” are to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, the VIEs and the VIEs’ direct and indirect subsidiaries;
●	“Weibo” are to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;
●	“SINA” are to Sina Corporation, our parent company and controlling shareholder;
●	“China” or “PRC” are to the People’s Republic of China;
●	“ADSs” are to our American depositary shares. Each ADS represents one Class A ordinary share;
●	“Class A ordinary shares” are to Class A ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring a holder of a Class A ordinary share one vote per share on any resolution tabled at our Company’s general meeting;
●	“Class B ordinary shares” are to Class B ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring weighted voting rights in our Company such that a holder of a Class B ordinary share is entitled to three votes per share on any resolution tabled at our Company’s general meeting;
●	“CSRC” are to China Securities Regulatory Commission;
●	“DAUs” are to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“feeds” include both posts and reposts;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

●	“MAUs” are to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“SFO” or “Securities and Futures Ordinance” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00025 per share;
●	“top content creators” are to content creators with more than 10,000 followers as of the end of a given month, or 10,000 monthly views on Weibo in a given month, excluding duplicates;
●	“VIEs” or “variable interest entities” are to entities including Beijing Weimeng Technology Co., Ltd., or Weimeng, and Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and
●	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

You can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	our continued investments in our businesses;
●	our ability to attract and retain users and customers and generate revenue and profit from our customers;
●	our ability to retain key personnel and attract new talent;
●	competition in social media, social networking, online marketing, and other businesses in which we engage;
●	the outcome of ongoing or any future litigations or arbitrations, including those relating to intellectual property rights;
●	the growth of social media, internet and mobile users and internet and mobile advertising in China;
●	PRC governmental policies relating to media, the internet, internet content providers and online advertising, and the implementation of a corporate structure involving VIEs in China; and
●	other factors described under “Item 3. Key Information—D. Risk Factors.”

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

Item 3.  Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs and Their Respective Individual Shareholders

Weibo Corporation is not an operating company in China, but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries and the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 80.7%, 83.9% and 87.0% of our total revenues for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, the VIEs and the VIEs’ direct and indirect subsidiaries, including, but not limited to, Weimeng, Weimeng Chuangke and their direct and indirect subsidiaries. Investors of our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

The following diagram illustrates our corporate structure, including our major subsidiaries and the VIEs, as of the date of this annual report:

(1)	The shareholders of Weimeng are four PRC employees of us or SINA, namely, Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder, holding 1% of Weimeng’s equity interest. See also “Item 4. Information on the Company—C. Organizational Structure—Minority Investment in Weimeng.”
(2)	The shareholders of Weimeng Chuangke are two PRC employees of us or SINA, namely, Yunli Liu and Wei Wang, holding 50% and 50% of Weimeng Chuangke’s equity interests, respectively.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on or remain listed on United States or other foreign exchanges outside of China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

The PRC regulatory and enforcement regime with regard to data security and privacy is evolving rapidly and may be subject to different interpretations or significant changes with very short notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. For examples, the PRC Data Security Law and the PRC Personal Information Protection Law released in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Measures for Cybersecurity Review promulgated in December 2021 and the draft Administrative Measures for Internet Data Security published for public comments in November 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If the Measures for Cybersecurity Review and the enacted version of the draft Administrative Measures for Internet Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we may fail to complete these additional procedures, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs and/or Class A ordinary shares. The Outbound Data Transfer Security Assessment Measures, with effect from September 1, 2022, require a data processor to apply for security assessment with the Cyberspace Administration of China before providing important data or personal information to overseas recipients under certain circumstances and the Personal Information Outbound Transfer Standard Contract Measures, with effect from June 1, 2023, provide that a personal information processor who provides personal information to overseas recipients through execution of standard contract with such overseas recipient shall meet certain criteria, conduct a personal information protection impact assessment before providing any personal information to an overseas recipient, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract. Provisions on Promoting and Regulating Cross-border Data Flows require following types of cross-border data transfers to go through security assessments, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the outbound transfer of personal information of over one million people or sensitive personal information of over 10,000 people in aggregate since January 1 of the relevant year. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, with effect from March 31, 2023, and five supporting guidelines. These measures establish a new regime to regulate overseas offerings and listings by domestic companies. Any securities offerings and listings outside of mainland China by our company, including, but not limited to, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.” We have completed the filing with the CSRC within the period as required under these measures following the completion of the offering of our 1.375% convertible senior notes due 2030, or the 2030 Convertible Notes.

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations, including PRC Anti-Monopoly Law, with effect from August 1, 2022, four implementing rules for the new Anti-Monopoly Law, with effect from April 15, 2023, the Supreme People’s Court’s s Interpretation on Several Issues Concerning the Application of the PRC Anti-Unfair Competition Law, with effect from March 20, 2022, and the new merger control filing thresholds promulgated by the State Council, with effect from January 22, 2024, and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines promulgated in recent years will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with these regulations and authorities’ requirements in all respects. If any non-compliance is raised by authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

These risks could result in a material adverse change in our operations and the value of our ADSs and/or Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of these securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC VIEs and their direct and indirect subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIEs in China, including the Internet Content Provision License and Online Culture Operating Permit held by Weimeng. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. For example, Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In addition, an internet publishing permit might be necessary for our provisions of online game related services and the contents generated by our users on our platform. Weimeng has been communicating with the regulator for the application of an internet publishing permit. Furthermore, although most of the games on our website have obtained approval from the National Press and Publication Administration certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by the National Press and Publication Administration in practice. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.”

According to the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies issued by the CSRC on February 17, 2023 and the five supporting guidelines, domestic companies in the PRC that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these filing measures. Therefore, we are required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of these filing measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.”

In connection with the offering of our 2030 Convertible Notes, we have (i) completed the pre-issuance registration with the NDRC and obtained a certificate evidencing such registration, (ii) filed the requisite information on our 2030 Convertible Notes with the NDRC within the time period as required by the NDRC after the issuance of our 2030 Convertible Notes, and (iii) completed the filing with the CSRC within the time period as required under the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies after the completion of the offering of our 2030 Convertible Notes.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor.

In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we filed this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under the currently effective PRC laws and regulations, Weibo Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and the VIEs’ direct and indirect subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. We currently do not have cash management policies in place that dictate how funds are transferred between Weibo Corporation, our subsidiaries, and the consolidated affiliated entities. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

For the years ended December 31, 2021 and 2022, the VIEs received debt financing of US$157.0 million and US$232.3 million from WFOEs, respectively. For the year ended December 31, 2023, the VIEs repaid debt financing of US$255.4 million to WFOEs. For the year ended December 31, 2022, the VIEs received US$377.0 million from WFOEs as a repayment of cash advances that the VIEs historically provided to the WFOEs when service fees could not be settled in time.

For the years ended December 31, 2021 and 2023, Weibo Corporation loaned an aggregate amount of US$287.3 million and US$402.1 million to its subsidiaries, respectively. For the year ended December 31, 2022, Weibo Corporation received net cash of US$0.2 million from its subsidiaries.

For the years ended December 31, 2021 and 2022, there were no cash flows between Weibo Hong Kong Limited, the intermediate holding company, and Weibo Technology, the WFOE. For the year ended December 31, 2023, the WFOE loaned an aggregate amount of US$406.6 million to Weibo Hong Kong Limited. In the fourth quarter of 2023, the WFOE distributed cash dividend of US$406.1 million (in equivalent of RMB2.97 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.5 million directly paid to the PRC tax authorities, based on partial of the accumulated net profits of the WFOE related to the years before 2023. The WFOE reinvested the remaining accumulated net profits in its PRC operations for the development and growth of the business. The distribution made by the WFOE to Weibo Hong Kong Limited is subject to a 5% withholding tax under the Enterprise Income Tax Law, due to the tax treaty arrangement between mainland China and Hong Kong.

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement. For the years ended December 31, 2021, 2022 and 2023, the total amount of service fees that VIEs paid to the relevant WFOE under the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement was US$780.3 million, US$1,076.4 million and US$757.8 million, respectively.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Weibo Corporation by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling US$480.7 million, US$566.9 million and US$567.2 million as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In May 2023, the board of directors of Weibo Corporation approved a special cash dividend of US$0.85 per ordinary share and ADS to holders of the ordinary shares and ADSs of Weibo Corporation as of June 26, 2023. For the years ended December 31, 2021, 2022 and 2023, dividends made to Weibo Corporation’s shareholders were nil, nil and US$200.1 million, respectively. In March 2024, the board of directors of Weibo Corporation approved a special cash dividend of US$0.82 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on April 12, 2024. The aggregate amount of the dividend will be approximately US$200 million, expected to be paid in May 2024. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Under the current laws of the Cayman Islands, Weibo Corporation is not subject to tax on income or capital gains. Payments of dividends to its shareholders are not subject to any Cayman Islands withholding tax. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: we have taxable earnings in the VIEs and the VIEs’ direct and indirect subsidiaries and we pay a dividend to shareholders of Weibo Corporation:

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

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a company in mainland China to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China and is not considered a PRC resident enterprise, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Condensed Consolidating Statements of Operations

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	—	123,869	104,292	1,531,675	—	1,759,836
Intercompany revenue(1)	—	—	714,835	—	(714,835)	—
Total revenues	—	123,869	819,127	1,531,675	(714,835)	1,759,836
Intercompany costs and expenses	—	—	—	(714,835)	714,835	—
Other cost and expenses	(105,764)	(107,858)	(357,333)	(715,947)	—	(1,286,902)
Total costs and expenses	(105,764)	(107,858)	(357,333)	(1,430,782)	714,835	(1,286,902)
Share of income (loss) of subsidiaries(2)	529,304	504,505	—	—	(1,033,809)	—
Income (loss) of the VIE(3)	—	—	25,343	—	(25,343)	—
Income (loss) from non-operations	(80,942)	59,649	73,723	(22,582)	—	29,848
Income (loss) before income tax expenses	342,598	580,165	560,860	78,311	(1,059,152)	502,782
Less: income tax expenses	—	50,862	56,355	38,070	—	145,287
Net income (loss)	342,598	529,303	504,505	40,241	(1,059,152)	357,495
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	(1)	—	2,096	—	2,095
Less: accretion to redeemable non-controlling interests	—	—	—	12,802	—	12,802
Net income (loss) attributable to Weibo’s Shareholders	342,598	529,304	504,505	25,343	(1,059,152)	342,598

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	—	181,689	114,058	1,540,585	—	1,836,332
Intercompany revenue(1)	—	—	745,150	—	(745,150)	—
Total revenues	—	181,689	859,208	1,540,585	(745,150)	1,836,332
Intercompany costs and expenses	—	—	—	(745,150)	745,150	—
Other cost and expenses	(115,870)	(81,511)	(473,352)	(685,131)	—	(1,355,864)
Total costs and expenses	(115,870)	(81,511)	(473,352)	(1,430,281)	745,150	(1,355,864)
Share of income (loss) of subsidiaries(2)	305,672	393,327	—	—	(698,999)	—
Income (loss) of the VIE(3)	—	—	(18,356)	—	18,356	—
Income (loss) from non-operations	(104,247)	(189,320)	46,054	(104,869)	—	(352,382)
Income (loss) before income tax expenses	85,555	304,185	413,554	5,435	(680,643)	128,086
Less: income tax expenses (benefits)	—	(1,486)	20,227	11,536	—	30,277
Net income (loss)	85,555	305,671	393,327	(6,101)	(680,643)	97,809
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	(1)	—	12,255	—	12,254
Net income (loss) attributable to Weibo's Shareholders	85,555	305,672	393,327	(18,356)	(680,643)	85,555

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	830	232,857	202,102	1,821,294	—	2,257,083
Intercompany revenue(1)	—	—	1,026,210	—	(1,026,210)	—
Total revenues	830	232,857	1,228,312	1,821,294	(1,026,210)	2,257,083
Intercompany costs and expenses	—	—	—	(1,026,210)	1,026,210	—
Other cost and expenses	(91,572)	(109,613)	(623,559)	(734,927)	—	(1,559,671)
Total costs and expenses	(91,572)	(109,613)	(623,559)	(1,761,137)	1,026,210	(1,559,671)
Share of income (loss) of subsidiaries(2)	568,738	548,021	—	—	(1,116,759)	—
Income (loss) of the VIE(3)	—	—	(36,406)	—	36,406	—
Income (loss) from non-operations	(49,677)	(79,862)	52,556	(69,711)	—	(146,694)
Income (loss) before income tax expenses	428,319	591,403	620,903	(9,554)	(1,080,353)	550,718
Less: income tax expenses	—	22,621	72,882	43,338	—	138,841
Net income (loss)	428,319	568,782	548,021	(52,892)	(1,080,353)	411,877
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	44	—	(16,486)	—	(16,442)
Net income (loss) attributable to Weibo’s shareholders	428,319	568,738	548,021	(36,406)	(1,080,353)	428,319

Condensed Consolidating Statements of Balance Sheets

	As of December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	223,009	986,234	749,906	625,486	—	2,584,635
Short-term investments	595,256	9,909	—	35,870	—	641,035
Accounts receivable	—	13,637	711	426,420	—	440,768
Prepaid expenses and other current assets	84	123,588	70,652	165,557	—	359,881
Amount due from Group companies(4)	1,438,558	(275)	2,143,046	—	(3,581,329)	—
Amount due from SINA	384,263	48,940	40,275	12,919	—	486,397
Investment in subsidiaries(2)	3,381,059	3,076,279	—	—	(6,457,338)	—
Net assets of the VIEs(3)	—	—	(86,751)	—	86,751	—
Property and equipment, net	—	166,125	52,817	1,721	—	220,663
Operating lease assets	—	127,930	19,254	23,082	—	170,266
Intangible assets, net	—	209	—	133,920	—	134,129
Goodwill	—	—	—	166,436	—	166,436
Long-term investments	—	990,722	62,946	266,718	—	1,320,386
Other non-current assets	65,835	109,256	377,976	202,695	—	755,762
Total assets	6,088,064	5,652,554	3,430,832	2,060,824	(9,951,916)	7,280,358
Accounts payable	—	8,764	33,956	118,773	—	161,493
Accrued and other liabilities	37,037	28,795	209,803	380,810	—	656,445
Income taxes payable	—	3,028	59,492	31,987	—	94,507
Deferred revenues	—	3,414	29,519	42,254	—	75,187
Amount due to Group companies(4)	—	2,187,362	—	1,393,967	(3,581,329)	—
Operating lease liability	—	8,398	19,056	25,791	—	53,245
Deferred tax liability	—	33,692	2,727	29,732	—	66,151
Unsecured senior notes	1,543,020	—	—	—	—	1,543,020
Convertible senior notes	317,625	—	—	—	—	317,625
Long-term loans	791,647	—	—	—	—	791,647
Other non-current liabilities	—	—	—	3,422	—	3,422
Total liabilities	2,689,329	2,273,453	354,553	2,026,736	(3,581,329)	3,762,742
Redeemable non-controlling interests	—	—	—	68,728	—	68,728
Total shareholders’ equity	3,398,735	3,379,101	3,076,279	(34,640)	(6,370,587)	3,448,888
Total liabilities, redeemable non-controlling interests and shareholders’ equity	6,088,064	5,652,554	3,430,832	2,060,824	(9,951,916)	7,280,358

	As of December 31, 2022
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	1,079,259	414,914	539,017	657,578	—	2,690,768
Short-term investments	250,396	939	175,271	53,822	—	480,428
Accounts receivable	—	34,877	483	467,083	—	502,443
Prepaid expenses and other current assets	2,349	152,937	56,700	179,516	—	391,502
Amount due from Group companies(4)	1,032,725	(1,976)	2,000,049	—	(3,030,798)	—
Amount due from SINA	391,124	45,437	32,648	17,908	—	487,117
Investment in subsidiaries(2)	3,029,289	3,066,174	—	—	(6,095,463)	—
Net assets of the VIEs(3)	—	—	(96,649)	—	96,649	—
Property and equipment, net	—	180,224	67,688	1,641	—	249,553
Operating lease assets	—	137,228	27,364	25,776	—	190,368
Intangible assets, net	—	216	—	124,856	—	125,072
Goodwill	—	—	—	120,151	—	120,151
Long-term investments	—	602,503	63,704	327,423	—	993,630
Other non-current assets	1,000	55,936	545,986	295,500	—	898,422
Total assets	5,786,142	4,689,409	3,412,261	2,271,254	(9,029,612)	7,129,454
Accounts payable	—	7,244	56,516	97,269	—	161,029
Accrued and other liabilities	34,320	269,108	204,577	405,979	—	913,984
Income taxes payable	—	5,957	24,270	25,055	—	55,282
Deferred revenues	—	3,699	30,817	45,433	—	79,949
Amount due to Group companies(4)	—	1,354,299	—	1,676,499	(3,030,798)	—
Operating lease liability	—	11,330	27,318	26,756	—	65,404
Deferred tax liability	—	10,440	2,589	28,665	—	41,694
Unsecured senior notes	1,540,717	—	—	—	—	1,540,717
Long-term loans	880,855	—	—	—	—	880,855
Total liabilities	2,455,892	1,662,077	346,087	2,305,656	(3,030,798)	3,738,914
Redeemable non-controlling interests	—	—	—	45,795	—	45,795
Total shareholders’ equity	3,330,250	3,027,332	3,066,174	(80,197)	(5,998,814)	3,344,745
Total liabilities, redeemable non-controlling interests and shareholders’ equity	5,786,142	4,689,409	3,412,261	2,271,254	(9,029,612)	7,129,454

	As of December 31, 2021
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	1,027,431	327,291	885,438	183,543	—	2,423,703
Short-term investments	500,225	100,365	—	110,472	—	711,062
Accounts receivable	—	68,242	4,569	650,278	—	723,089
Prepaid expenses and other current assets	54,980	137,333	97,691	160,722	—	450,726
Amount due from Group companies(4)	1,054,147	(3,145)	1,607,529	—	(2,658,531)	—
Amount due from SINA	327,178	3,440	127,371	36,211	—	494,200
Investment in subsidiaries(2)	3,106,184	3,063,879	—	—	(6,170,063)	—
Net assets of the VIEs(3)	—	—	(90,419)	—	90,419	—
Property and equipment, net	—	517	66,067	1,812	—	68,396
Operating lease assets	—	1,586	30,884	28,049	—	60,519
Intangible assets, net	—	—	—	166,930	—	166,930
Goodwill	—	—	—	130,405	—	130,405
Long-term investments	—	698,909	68,820	439,922	—	1,207,651
Other non-current assets	1,000	15,584	714,249	352,008	—	1,082,841
Total assets	6,071,145	4,414,001	3,512,199	2,260,352	(8,738,175)	7,519,522
Accounts payable	—	7,068	61,077	129,498	—	197,643
Accrued and other liabilities	41,935	57,992	240,240	480,866	—	821,033
Income taxes payable	—	19,958	82,907	41,882	—	144,747
Deferred revenues	433	2,240	31,115	57,348	—	91,136
Amount due to Group companies(4)	—	1,196,289	—	1,462,242	(2,658,531)	—
Operating lease liability	—	1,503	30,436	28,022	—	59,961
Deferred tax liability	—	24,721	2,545	39,637	—	66,903
Convertible debt	896,541	—	—	—	—	896,541
Unsecured senior notes	1,538,415	—	—	—	—	1,538,415
Other non-current liabilities	—	1	—	15,122	—	15,123
Total liabilities	2,477,324	1,309,772	448,320	2,254,617	(2,658,531)	3,831,502
Redeemable non-controlling interests	—	—	—	66,622	—	66,622
Total shareholders’ equity	3,593,821	3,104,229	3,063,879	(60,887)	(6,079,644)	3,621,398
Total liabilities, redeemable non-controlling interests and shareholders’ equity	6,071,145	4,414,001	3,512,199	2,260,352	(8,738,175)	7,519,522

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(84,940)	288,381	715,565	159,891	(406,077)	672,820
Repayment from (loans to) Group companies	(402,093)	—	(151,153)	—	553,246	—
Other investing activities	(395,778)	(499,033)	69,846	88,119	—	(736,846)
Net cash provided by (used in) investing activities	(797,871)	(499,033)	(81,307)	88,119	553,246	(736,846)
Borrowings (repayment) under loan from Group companies	—	808,664	—	(255,418)	(553,246)	—
Cash dividend paid to intra-Group companies	—	—	(406,077)	—	406,077	—
Other financing activities	26,561	—	—	(4,871)	—	21,690
Net cash provided by (used in) financing activities	26,561	808,664	(406,077)	(260,289)	(147,169)	21,690

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(35,216)	144,331	591,431	(136,442)	—	564,104
Repayment from (loans to) Group companies	210	—	(232,344)	376,962	(144,828)	—
Other investing activities	239,545	(40,141)	(265,620)	33,202	—	(33,014)
Net cash provided by(used in) investing activities	239,755	(40,141)	(497,964)	410,164	(144,828)	(33,014)
Borrowings (repayment) under loan from Group companies	—	(210)	(376,962)	232,344	144,828	—
Other financing activities	(85,735)	—	—	(5,406)	—	(91,141)
Net cash provided by(used in) financing activities	(85,735)	(210)	(376,962)	226,938	144,828	(91,141)

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(29,381)	26,029	481,432	335,940	—	814,020
Loans to Group companies	(287,285)	—	(156,997)	—	444,282	—
Other investing activities	872,207	(227,893)	(484,877)	(583,397)	—	(423,960)
Net cash provided by (used in) investing activities	584,922	(227,893)	(641,874)	(583,397)	444,282	(423,960)
Borrowings under loan from Group companies	—	287,285	—	156,997	(444,282)	—
Other financing activities	189,442	—	—	—	—	189,442
Net cash provided by (used in) financing activities	189,442	287,285	—	156,997	(444,282)	189,442
*	Weibo Technology is treated as the primary beneficiary of the VIEs for accounting purposes only.
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among Weibo Corporation, other subsidiaries and the primary beneficiary of VIEs.
(3)	It represents the elimination of net assets and income (loss) between the primary beneficiary of VIEs and VIEs and VIEs’ subsidiaries.
(4)	It represents the elimination of intercompany balances among Weibo Corporation, other subsidiaries, the primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(5)	For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIEs to Weibo Technology for technical service fees were US$780.3 million, US$1,076.4 million and US$757.8 million, respectively.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under the headings. All the operational risks associated with being based in and having operations in mainland China as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business

●	If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.
●	If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in user traffic and user engagement.
●	We rely on our partnership program with channel partners, which mainly include application pre-install partners, programmatic buying partners and application marketplaces, to drive traffic to our platform, and if our partnership program becomes less effective, traffic to our platform could decline and our business and operating results could be adversely affected.
●	If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.
●	We may not be able to maintain or grow our revenues or our business.
●	We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries, the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Investors thus are not purchasing the right to convert shares into direct equity interest in our operating entities in China but instead are purchasing the right to convert shares into equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the determinations, changes, or interpretations result in our inability to assert contractual control over the VIEs, our ADSs and/or Class A ordinary shares may decline in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Relating to Our Corporate Structure.”

Risks Relating to Doing Business in China

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.”

Risks Relating to Our ADRs and Class A Ordinary Shares

●	The trading prices for our listed securities have been and are likely to continue to be, volatile, regardless of our operating performance, which could result in substantial losses to our investors.
●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	Substantial future sales or perceived potential sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline significantly.

Risks Relating to Our Business

If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active user base and the level of user engagement are critical to our business. We had 598 million MAUs and 257 million average DAUs in December 2023. Our business has been and will continue to be significantly affected by our success in growing and retaining massive active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. As the size of our user base increases to an even larger scale and as we achieve higher market penetration in China’s internet population, we have experienced, and expect to continue to experience, fluctuations and declines in our user growth rate. Due to the size and scale we have achieved, our user base may decrease, not continue to grow as quickly or at all. Our success will become increasingly dependent on our ability to retain existing users and enhance user activities and stickiness on the platform. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to retain and attract users or increase their engagement. A number of user-oriented websites and mobile applications that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

●	we are unable to retain existing users and attract new users to our platform, or achieve greater penetration into lower tier cities in China;
●	there is a decrease in the perceived quality or reliability of the content generated by our users;
●	a large number of influencers, such as celebrities, key opinion leaders, and other public figures, and platform partners, such as media outlets and organizations with media rights, switch to alternative platforms or use other products and services more frequently;
●	we are unable to manage and prioritize information to ensure users are presented with content that is appropriate, interesting, useful and relevant;
●	we fail to introduce new and improved products or services or we introduce new or improved products or services that are not well received by users;
●	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise adversely affect the user experience;
●	users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance, prominence, format and quality of the advertisements displayed on our platform;
●	we are unable to combat spam or other hostile or inappropriate usage on our platform;
●	there are user concerns related to privacy and communication, safety, security or other factors;
●	we fail to provide adequate customer service to our users;
●	users engage with other platforms or activities instead of ours;
●	there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; or
●	we fail to maintain our brand image or our reputation is damaged.

We have undertaken various initiatives to stimulate the growth of our users and user engagement. For instance, in addition to the microblogging service with which Weibo originally started, we have added functionalities such as Trends, Search, Recommendation Feed and Review, and we have also enriched content formats from text and photo to short video and live streaming, which we believe have helped broaden our appeal and generate more user traffic and engagement. However, there can be no assurance that our strategies will continue to be effective. If we are unable to increase our user base and user engagement, our platform could be less attractive to potential new and existing users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in user traffic and user engagement.

Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users and platform partners. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on Weibo, and that access to rich content is one of the main reasons users visit Weibo. We seek to foster a broader and more engaged user community, and we encourage influencers, such as celebrities, key opinion leaders and other public figures, and platform partners, such as multi-channel networks, media outlets and organizations with media rights, to use our platform to express their views and share interesting, and high quality content.

Influencers contribute a large proportion of the most popular content on our platform. We provide these content creators with the opportunity to monetize their social assets on Weibo through advertising, e-commerce, paid-subscription, tipping and other means. If content creators do not see significant value from their social marketing activities on Weibo and find monetization on Weibo inadequate, we may have to subsidize them through direct content cost payout, which may have an adverse and material impact on our business and operating results. Alternatively, content creators may choose to switch to other platforms and contribute less or no content to Weibo, which may cause our user base and user engagement to decline and our customers view our products and services less attractive for advertising and marketing purposes and consequently reduce their advertising spending on our platform.

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

Competition for user traffic and user engagement is intense and we face strong competition in our business. It is possible that a new product could gain rapid scale through harnessing a new technology (such as generative AI), or a new or existing distribution channel, creating a new or different approach to connecting people or some other means. Major Chinese internet companies, such as Tencent and Bytedance, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat and QQ Mobile; (ii) multimedia apps (such as photo, video and live streaming), such as Douyin/TikTok, Kuaishou, Bilibili, Xiaohongshu, iQiyi, Tencent Video, Youku and Xigua Video; and (iii) news apps and sites operated by other major internet companies, such as Tencent, Bytedance and NetEase. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

We offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. We offer games on our platform and compete with both offline and online games for the time and money of game players. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including, but not limited to, providers of search services, web browser and navigation pages. We may also face competition from global social media, social networking services and messengers, such as Facebook, Instagram, X (formerly known as Twitter,) YouTube, TikTok, WhatsApp, Facebook Messenger, Snapchat, Pinterest, Line and Kakao Talk. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

We believe that our ability to compete effectively for user traffic and user engagement depends upon many factors both within and beyond our control, including:

●	the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors;
●	the amount, quality and timeliness of content aggregated on our platform;
●	our ability to enable celebrities, key opinion leaders, media outlets and other content creators to quickly and efficiently build a fan base and monetize their social assets;
●	our ability, and the ability of our competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;
●	the frequency, relevance and relative prominence of the advertisements that we displayed or our competitors;
●	our ability to establish and maintain relationships with platform partners;
●	our ability to provide effective customer service and support;
●	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;
●	acquisitions or consolidation within our industry, which may result in more formidable competitors; and
●	our reputation and brand strength relative to our competitors.

We may not be able to maintain or grow our revenues or our business.

Despite the solid and healthy growth of our revenues and business since our IPO, our revenues and business were adversely impacted by the outbreaks of COVID-19 from 2020 through 2022 and its severe and negative impact on the Chinese and the global economy, as well as the overall depreciation of RMB against the U.S. dollars in recent years.

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

We have experienced declines in revenues and may continue to experience fluctuations or declines in revenues and the overall or segment revenue growth, for other reasons, including increasing competition and slowing growth of China’s smartphone market, disruptions to China’s economy or the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenues has reached a higher base level, our revenue growth rate may slow or our revenues may further decline in the future. Furthermore, due to the size and scale we have achieved, our user base may decrease, not continue to grow as quickly or at all.

We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

We started to generate revenues in 2012 through advertising and marketing services, and to a less extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for 88% of our revenues in 2021, 87% for 2022, and 87% of our revenues in 2023. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could materially harm our business.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in compliance with applicable PRC laws and regulations. PRC advertising laws and regulations impose prohibitions and restrictions on certain types of advertisements. For instance, advertisements for certain products, such as tobacco, are not allowed to be publicly posted, and advertisements for other products and services, such as alcohol, medical treatment, pharmaceuticals or medical devices, healthcare food, real estate and financial products, are subject to certain restrictions on content and other requirements. In addition, where a review by the governmental authorities is required before certain types of advertisements can be posted, such as advertisements for pharmaceuticals and medical devices, we are obligated to confirm that such review has been performed and approval has been obtained.

The Chinese government may from time to time promulgate new advertising laws and regulations, including possible additional restrictions on online advertising services, and these restrictions may relate to, among other attributes, the content, placement and appearance of advertisements. Pursuant to the Measures for the Administration of Internet Advertising issued by the State Administration for Market Regulation on February 25, 2023, which became effective on May 1, 2023, internet platform operators are required to prevent and stop illegal advertisements, and establish compliant and reporting mechanisms. Those who violate these measures may face fines, confiscation of illegal profits, business operation suspension, and revocation of licenses. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Advertisements.”

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

If advertisements shown on our platform are in violation of PRC advertising laws and regulations, we may be subject to penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish corrective information. In case of serious violation, the PRC governmental authorities may revoke our business licenses. Our PRC consolidated affiliated entities have not received penalty in 2021, 2022 and 2023 for advertisements shown on our platform. However, there can be no assurance that there will not be any penalties in the future, which may have a material and adverse effect on our business, financial condition, results of operations and prospects, brand and reputation.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, mainly including Tencent, Bytedance, Baidu, Kuaishou, Xiaohongshu, Bilibili and iQiyi. We also compete with internet companies that offer online-to-offline (O2O) service, purchase solutions and other performance-based advertising and marketing services, and digital media tailored to specific vertical, such as Meituan and Autohome. We also compete against traditional media outlets, such as television, radio, print and other offline advertising network, for advertising and marketing budgets.

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

We believe that our ability to compete effectively for advertising and marketing spending depends upon many factors both within and beyond our control, including:

●	the size, composition and activeness of our user base relative to those of our competitors;

●	the breadth, innovation and effectiveness of our product and service offerings;
●	the timing and market acceptance of our advertising and marketing products and services, including breadth, quality and variety of our advertisement formats and features and those of our competitors;
●	the effectiveness of our advertisement targeting capabilities, and those of our competitors;
●	the volume, pricing and return on investment of our products and services relative to those of our competitors;
●	the reach, engagement and effectiveness of our advertising and marketing products and services relative to those of our competitors;
●	the availability, accuracy and utility of analytics and measurement solutions that we or our partners offered relative to those of our competitors;
●	our ability to attract, retain and motivate talented employees;
●	the effectiveness of our performance-based advertisements and real-time bidding system relative to those of our competitors;
●	our sales and marketing efforts, and those of our competitors; and
●	our reputation and the strength of our brand relative to our competitors.

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

Alibaba is a significant customer and an important strategic partner of ours. If we fail to maintain our collaboration with Alibaba, our results of operations and growth prospect may be adversely and materially affected.

Alibaba is an important strategic partner and a significant customer of ours since our IPO in 2014. Alibaba is also a major shareholder of our company. Although revenue contribution by Alibaba as an advertiser has declined as a percentage of our total revenues in recent years, as a result of the rapid growth of our business scale as well as our strategy to diversify revenue sources, Alibaba remains a significant customer, as we continue to serve as an important marketing partner for Alibaba and we continue to jointly develop innovative marketing solutions for both of our customers and explore social e-commerce opportunities for their merchants. If we are unable to either maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

Our future performance depends in part on support from our platform partners, particularly copyright content providers and multi-channel networks.

Platform partners are an important source of high-quality content for our platform. We believe user engagement with our products and services depends in part on the quality of applications and content generated by our platform partners, particularly copyright content providers and the multi-channel networks. Copyright content providers have traditionally been an important source of premium content on our platform. Meanwhile, as video content has become an important part of content ecosystem, the role of multi-channel networks as talent agencies for professional content creators has become increasingly important. We have built a large network of multi-channel networks in different domains, such as video and e-commerce, and we rely on these platform partners to incubate and grow content creators so that they share more quality content on Weibo. If we are unable to enjoy continued collaboration with copyright content providers and expand our network of multi-channel networks and incentivize them to share more content, our content offerings may not be as robust and competitive and our user base and user engagement may be adversely and materially affected.

We also work closely with third-party developers to build Weibo-integrated applications to enhance Weibo’s functionalities. Such existing and prospective developers may not be successful in building, growing, or monetizing mobile and/or web applications that create, maintain and enhance user engagement. Additionally, developers may choose to build on other platforms rather to integrate with Weibo. We are continually seeking to balance the distribution objectives of our developers with our desire to provide an optimal user experience, and we may not be successful in achieving a balance that continues to attract and retain such developers. If we are not successful in our efforts to continue to grow the number of developers that choose to build products that integrate with Weibo or if we are unable to continue to build and maintain good relationships with such developers, our user growth and user engagement and our financial results may be adversely and materially affected.

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

Given the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. Our rapid growth makes it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe that this seasonality affects our quarterly results. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in China or globally could cause our advertising and marketing customers to reduce their advertising budgets, and result in other adverse effects that could harm our operating results. Other factors that may cause our operating results to fluctuate include popular sports events, such as the FIFA World Cup and the Olympic Games. Any rapid growth or seasonal trends that we experienced in the past may not apply to, or be indicative of, our future operating results.

Spam could diminish the user experience on our platform, which could damage our reputation and deter our current and potential users from using our products and services.

“Spam” on Weibo refers to a range of abusive activities that are prohibited by our terms of service and is generally defined as unsolicited actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate feeds, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, sending unsolicited invitations, reposting feeds and favoring feeds to inappropriately attract attention. Our terms of service also prohibit the creation of serial or bulk accounts, both manually or using automation, for disruptive or abusive purposes, such as to post spam or to artificially inflate the popularity of users seeking to promote themselves on Weibo. Although we continue to invest resources in reducing spam on Weibo, we expect spammers to continue to seek ways to act inappropriately on our platform. In addition, we expect that increases in the number of users on our platform will result in increased efforts by spammers to misuse our platform. We continually combat spam, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. Our actions to combat spam require the diversion of significant time and focus of our engineering team from improving our products and services. If we are unable to effectively manage and reduce spam on Weibo, our reputation for delivering relevant content could be damaged, user engagement could decline and our operational costs could increase.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the U.S. Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, the Securities and Futures Commission of Hong Kong, which is in charge of regulating Hong Kong’s securities and futures markets, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the Amended PRC Company Law, effective July 1, 2024, which will affect many critical aspects of corporate establishment, operations and governance of the corporate entities in China. Shareholders of a PRC company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. This law also imposes greater personal liability for directors, supervisors and management. Violation of the PRC Company Law could subject us to sanctions and penalties, including fines, orders to correct and public announcements of violations. Uncertainties exist with respect to the interpretation and implementation of the PRC Company Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the PRC Personal Information Protection Law, and the PRC Data Security Law protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data. In addition, the Outbound Data Transfer Security Assessment Measures requires a data processor to apply for security assessment with the Cyberspace Administration of China before providing important data or personal information to overseas recipients under certain circumstances. The Personal Information Outbound Transfer Standard Contract Measures provide that the personal information processor who provides personal information to overseas recipients through execution of standard contract with such overseas recipient shall meet certain criteria, conduct a personal information protection impact assessment before providing any personal information to an overseas recipient, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract. Provisions on Promoting and Regulating Cross-border Data Flows require following types of cross-border data transfers to go through security assessments, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the outbound transfer of personal information of over one million people or sensitive personal information of over 10,000 people in aggregate since January 1 of the relevant year. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Security.” In addition, the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.”

If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. In Hong Kong, however, the Personal Data (Privacy) Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, the General Data Protection Regulation, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue. The potential risks associated with non-compliance therewith are difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues in 2023 are generated in Hong Kong, the European Union, and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

In addition to the possibility of fines, enforcement actions can result in orders requiring us to change our practices, which could have an adverse effect on our business and operating results.

Since January 2019, in order to better implement the PRC Cyber Security Law and the PRC Law for the Protection of Consumer Rights and Interests, PRC government departments launched several nationwide special rectification programs on the illegal collection and use of personal information by mobile apps each year. Weibo has examined its operation and rectified, and submitted the compliance reports as required under the Special Rectification Program of each year from 2019 to 2021. In September 2023, Beijing Communications Administration launched the cyber and data security inspection in telecom and internet industry and conducted an onsite inspection. We have completed the rectification and submitted the compliance report to the regulatory authority.

New laws or regulations concerning data protection and cross border data transfer, or the interpretation and application of existing laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. Complying with new laws, regulations and orders from competent governmental authorities could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

Our key operating metrics, including, but not limited to, the numbers of daily and monthly active users of Weibo, average spending per advertiser and number of advertisement customers, are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continually combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We are also unable to estimate the number or percentage of spam accounts included in the numbers of daily and monthly active users of Weibo. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo. From time to time, we disable certain user accounts, make product changes, or take other actions to reduce the number of duplicate or false accounts among our users, which may also reduce the numbers of daily and monthly active users of Weibo in a particular period.

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

Our platform enables users to discover, create, and distribute content and interact with others on our platform in real time. As it is difficult to control user behavior in real time, our platform may be misused by individuals or groups of individuals who engage in immoral, inappropriate, disrespectful, fraudulent or illegal activities. While we have developed technologies and a series of measures to detect inappropriate content and activities, we cannot guarantee that we will be able to fully prevent inappropriate content from being posted on our platform or inappropriate activities from being carried out on our platform. Moreover, as we have limited control over the offline behavior of our users, to the extent that such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misconduct conducted on or linked to our platform. It is possible that our users may engage in conversations or activities on our platform that may be deemed illegal under applicable laws and regulations. We may be subject to fines or other disciplinary actions, including suspension of certain services, if we are deemed to not have taken actions to stop user misconduct or the display of inappropriate or illegal content posted by third parties on our platform or distributed to our users. If any of our users suffers or alleges to have suffered physical, financial or emotional harm arising from any contact initiated on our platform, we may face civil lawsuits or other proceedings initiated by the affected user, or governmental or regulatory actions. Defending such actions could be costly and involve significant time and attention of our management and other resources, which could materially and adversely affect our business, financial condition, results of operations and prospects. There can be no assurance that we can detect all illegal or inappropriate content displayed on, retrieved from or linked to our platform. If we are held liable for any of the aforementioned incidents in the future, our business, financial condition and results of operations may be materially and adversely affected.

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

We review our goodwill and intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. Impairment provision for goodwill and intangible assets recorded in 2021, 2022 and 2023 was nil, US$10.2 million and nil, respectively.

As of December 31, 2023, the total amount of our goodwill and intangible assets was US$300.6 million. A substantial portion of the goodwill and intangible assets arose from the acquisitions of Shanghai Jiamian Information Technology Co., Ltd. in 2020, the indirect acquisition of Shanghai Benqu Network Technology Co., Ltd., the developer of Wuta beauty camera app, in 2021, as well as the acquisitions of Xi’an Yunrui Network Technology Co., Ltd., the operator of an online interactive entertainment application “Werewolf,” in 2023. Therefore, we may have to reassess and even record impairment loss if the respective industry prospects deteriorate.

New technologies could block our advertisements. Users of personal computers and mobile devices may enable technical measures that could hinder our traffic growth and limit our monetization opportunities.

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

We have adopted share incentive plans in August 2010, March 2014 and March 2023. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2021, 2022 and 2023, we recorded US$88.0 million, US$111.7 million and US$101.1 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business. For example, on March 1, 2023, Weibo Holding (Singapore) Pte. Ltd., our wholly owned subsidiary, entered into a share purchase agreement with ShowWorld Holding Limited, an indirect subsidiary of SINA, pursuant to which Weibo Holding (Singapore) Pte. Ltd. purchased all equity interests in ShowWorld HongKong Limited, a wholly owned subsidiary of ShowWorld Holding Limited and an entity holding 332,615,750 shares of INMYSHOW Digital Technology (Group) Co., Ltd. for an aggregate consideration of approximately RMB2.16 billion in cash, payable in U.S. dollars. INMYSHOW Digital Technology (Group) Co., Ltd. is a Shanghai Stock Exchange-listed company (SSE: 600556). We beneficially owned 480,342,364 shares of INMYSHOW Digital Technology (Group) Co., Ltd., representing approximately 26.57% of its total issued shares, immediately following the consummation of this transaction and taking into account our existing shareholding.

Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. Our investments and acquisitions may also be subject to merger control review and antitrust investigations under the PRC Anti-Monopoly Law, the Provisions on the Review of Concentrations of Undertakings and other PRC anti-monopoly laws, regulations and guidance. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

Our financial results could be adversely affected by our long-term investments.

We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2021, 2022 and 2023, we recognized impairment charges of US$106.8 million, US$63.5 million and US$25.7 million, respectively, on the carrying value of our investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2023, our investments included US$814.8 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We recognized a net gain of US$10.9 million for these investments in 2023 as a result of fair value changes. We are unable to control these factors and an impairment charge that we recognized, especially untimely recorded, may adversely impact our financial results and share price.

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of operating a social media platform in China for people to create, discover and distribute content. As of December 31, 2023, our investment securities represented less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on our company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from The Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our outstanding and future debt obligations.

As of December 31, 2023, the outstanding principal amount of our 3.50% senior notes due 2024, which were issued in July 2019, or the 2024 Senior Notes, 3.375% senior notes due 2030, which were issued in July 2020, or the 2030 Senior Notes, and our 1.375% convertible senior notes due 2030, which were issued in December 2023, or the 2030 Convertible Notes were US$800 million, US$750 million and US$330 million, respectively.

In August 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. Each loan bears a floating rate of interest per annum benchmarked against secured overnight financing rate (SOFR) plus 1.28%. We refer to these together as the 2027 Loans. We have fully withdrawn the US$900 million bullet maturity term loan and partially withdrawn US$5 million under the revolving facility as of December 31, 2023, and repaid US$100 million bullet maturity term loan in the fourth quarter of 2023. The proceeds from the facilities were used for refinancing of the indebtedness existing then, general corporate purposes and payment of transaction related fees and expenses.

Holders of our 2030 Convertible Notes have the right to require us to repurchase their notes on December 6, 2027. In addition, our 2030 Convertible Notes contain provisions concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of such notes), as well as provisions regarding our ability to redeem the existing notes in case of certain changes in tax law. The indenture for our 2030 Convertible Notes defines a “fundamental change” to include, among other things, our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market. For example, our ADSs may be prohibited from being traded in the United States under the HFCAA in the future due to regulatory reasons and our ADSs may cease to be listed as a result, which in turn may trigger a fundamental change. See “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

In the event SINA defaults under the facility agreement governing SINA’s loan and the security agent enforces its rights and remedies against the pledge of SINA’s Class B ordinary shares, SINA will no longer be a controlling shareholder of our company. As a result, the Class B ordinary shares previously held by SINA will be converted to Class A ordinary shares which do not have weighted voting rights. If any person or group (other than the Permitted Holders) subsequently becomes the direct or indirect “beneficial owner” of the ordinary shares of our company (including Class A ordinary shares held in the form of ADSs) representing more than 50% of the voting power of all outstanding classes of our company’s common equity, a fundamental change may occur. For further discussions of SINA’s loan and its implications on our company, see “—SINA has pledged all of the Class B ordinary shares held by it in our company to secure a syndicate loan, and if SINA defaults on the underlying loan, we could experience a change in control. ”

Upon the occurrence of a fundamental change, holders of our 2030 Convertible Notes will have the right, at their option, to require us to repurchase all of their 2030 Convertible Notes or any portion of the principal amount at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our 2030 Convertible Notes.

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

We may incur additional indebtedness in the future. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our current and future debt obligations require us to dedicate a portion of our cash flow to principal and interest payments and may limit our ability to engage in other transactions. We may require additional capital and cash resources to support our business growth or to respond to business opportunities, challenges, business development or unforeseen circumstances. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, the condition of the capital markets, and other factors beyond our control, such as economic, political and other conditions in the PRC and elsewhere, and our indebtedness may limit our ability to borrow additional funds. We may have difficulty incurring new debt on terms that we would consider to be commercially reasonable. In addition, we may also need to refinance a portion or all of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. We may seek to issue equity or equity linked securities or obtain debt financing in the future, and the issuance and sale of additional equity would result in further dilution to our shareholders.

If we cannot remain in compliance with certain covenants in our term and revolving facilities agreement governing our 2027 Loans before maturity, certain financial restrictions may be imposed on us.

The facilities agreement governing our 2027 Loans contains certain financial covenants over the ratio of our consolidated net debt to consolidated EBITDA and the ratio of our consolidated EBITDA to consolidated interest expenses. As of December 31, 2023, we were in compliance of these covenants. Our ability to comply with financial or other restrictive covenants under the facilities agreement governing our 2027 Loans may be affected by factors beyond our control, including prevailing economic, financial and industry conditions. In the event that we fail to comply with any of these covenants, we may be required to negotiate a waiver if we want to avoid technical default. We cannot assure you that we would be able to obtain such waiver in a timely manner, on acceptable terms or at all. If we were not able to obtain the waiver, we would be in default of the facilities agreement governing our 2027 Loans, and the counterparties could elect to declare the loan, together with accrued and unpaid interest and other fees, if any, immediately due and payable. If the 2027 Loans were to be accelerated, even though we believe that our assets would be sufficient to repay our loans in full, our business and liquidity could be materially and adversely impacted. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other available counterparty protections that would be applicable to us under the credit facilities, which could adversely affect our business, financial condition, results of operations and our ability to obtain additional capital resources.

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

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, infringement of trade secrets, defamation, and other violations of other parties’ rights. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in resolving commercial disputes, we, including, but not limited to, our PRC subsidiaries, VIEs, directors and officers, face a higher risk of being the subject of intellectual property infringement claims in and outside of China. Furthermore, from time to time we may introduce or acquire new products or services, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2021, 2022 and 2023. However, we cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continually grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

Weibo wallet enables users to purchase different types of financial products and services, including micro-loan facilitation offered by our related party, insurance, funds and other financial services offered by Weibo’s business partners who are third parties with necessary licenses. The Chinese laws and regulations on internet finance have been developing rapidly in recent years. To ensure the services provided on Weibo wallet remain in compliance with PRC laws and regulations on internet finance services, we have made certain adjustments to the services available through Weibo wallet from time to time over the past several years.

For example, on March 28, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued a Notice on Strengthening the Rectification and Inspection of Asset Management Operations via Internet, which requires any entity that issues or sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. We have engaged third parties with necessary operating licenses to provide the services and products legally. After our adjustments, Weibo wallet now acts as a platform for, instead of an operator of, the financial products, including micro-loan facilitation offered by our related party, insurance, funds and other financial services offered by Weibo’s business partners who are third parties with necessary licenses. As advised by our PRC counsel, Kewei Law Firm, such practice is in compliance with the current PRC laws and regulations.

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

If any of the financial products or services available on Weibo wallet are found to be in violation of PRC rules and regulations, Weibo may face warnings, fines, confiscation of illegal gains, license revocations or the discontinuation of business, and our business, financial condition and operating results could be adversely affected.

We have limited business insurance coverage.

The insurance industry in China is still young and the business insurance products offered in China are limited. We have limited business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, advertising customers and their advertising and marketing budgets may be sensitive to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, advertisers’ businesses may be directly hit, which may in turn lead to decreased advertising and marketing budgets. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to health epidemics and natural disasters.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. Natural disasters may give rise to server interruptions, breakdowns, system failures, website or app failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our website or apps and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in China, where most of our directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect China, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

In connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange has granted us a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of our HK Listing. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three-year period subsequent to our HK Listing. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of our HK Listing (calculated cumulatively if more than one entity is spun-off).

Risks Relating to Our Relationship with SINA

We enjoy a broad range of support from SINA and there can be no assurance that SINA will continue to provide the same level of support.

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

On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited, a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on The Nasdaq Stock Market.

Our agreements with SINA may be less favorable to us than similar agreements negotiated between unaffiliated parties. In particular, our non-competition agreement with SINA limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with SINA and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with SINA, we agreed not to, during the non-competition period (which will end on the later of (1) five years after the first date when SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifteenth anniversary of the completion of our initial public offering in 2014), compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business that we operated and any business that we developed operating under either the domain names or the brands that we owned as of the date of the agreement. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of social media in China slow down. In addition, pursuant to our master transaction agreement with SINA, we have agreed to indemnify SINA for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from SINA. The allocation of assets and liabilities between SINA and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as SINA continues to control us, we may not be able to bring a legal claim against SINA in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other intercompany agreements entered into from time to time.

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

SINA has pledged all of the Class B ordinary shares held by it in our company to secure a syndicate loan, and if SINA defaults on the underlying loan, we could experience a change in control.

In March 2023, SINA entered into a facility agreement with, among others, Goldman Sachs Bank USA as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent, under which SINA is entitled to borrow up to US$300 million. The maturity date of this facility agreement is March 13, 2025. Shortly thereafter, SINA pledged all of the Class B ordinary shares held by it in our company in favor of the security agent, which represented 36.1% of our total issued and outstanding shares and 62.9% of our voting power as of March 31, 2024.

In the event SINA defaults under the facility agreement governing SINA’s loan, the security agent may exercise its rights and remedies in respect of the pledge, including the right to sell and/or foreclose on the shares subject to the pledge, which potentially could cause a change in control in our company. For a detailed discussion of the impact of the disposal of Class B ordinary shares in our company to any person or entity which is not the Founder or a Founder’s Affiliate (each as defined under our memorandum and articles of association) on our corporate matters, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

We are not required to offer to repurchase all outstanding 2024 Senior Notes or 2030 Senior Notes upon the occurrence of a change in control event under the indentures governing our 2024 Senior Notes and 2030 Senior Notes or immediately repay outstanding amount under our 2027 Loans upon the occurrence of a change in control event.

However, our 2030 Convertible Notes contain provisions concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of such notes). The indenture for our 2030 Convertible Notes defines a “fundamental change” to include, among other things, a person or a group other than Permitted Holders (as defined in the terms of such notes), SINA (or its successors), Weibo Corporation and its subsidiaries or such subsidiaries’ employee benefit plans files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner” of the ordinary shares (including Class A ordinary shares held in the form of ADSs) of Weibo Corporation representing more than 50% of the voting power of all outstanding classes of Weibo Corporation’s capital stock that is entitled to vote generally in the election of the directors of Weibo Corporation.

In the event SINA defaults under the facility agreement governing SINA’s loan and the security agent enforces its rights and remedies against the pledge of SINA’s Class B ordinary shares, SINA will no longer be a controlling shareholder of our company. As a result, the Class B ordinary shares previously held by SINA will be converted to Class A ordinary shares which do not have weighted voting rights. If any person or group (other than the Permitted Holders) subsequently becomes the direct or indirect “beneficial owner” of the ordinary shares of our company (including Class A ordinary shares held in the form of ADSs) representing more than 50% of the voting power of all outstanding classes of our company’s common equity, a fundamental change may occur, upon which holders will have the right to require us to repurchase their outstanding 2030 Convertible Notes. For further discussions of the repurchase right of the holders of our 2030 Convertible Notes, see “—If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our outstanding and future debt obligations.”

Furthermore, certain other contracts we are party to from time to time or future loans that we undertake may contain change of control provisions which, if triggered, could cause our contracts to be terminated or give rise to other obligations, such as accelerated payment requirements, each of which could have a material adverse effect on our business, results of operations and financial condition. If upon a change of control, we do not have sufficient funds available to make such payments if needed out of our available cash, third party financing would be needed, yet may be impermissible under our other debt agreements.

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

Conflicts of interest may arise between SINA and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Indemnification arrangements with SINA. We have agreed to indemnify SINA with respect to lawsuits and other matters relating to our social media business, including operations of that business when it was a private company and a subsidiary of SINA. These indemnification arrangements could result in our having interests that are adverse to those of SINA, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse SINA for liabilities incurred (including legal defense costs) in connection with any litigation, while SINA will be the party prosecuting or defending the litigation.
●	Non-competition arrangements with SINA. We and SINA have entered into a non-competition agreement under which we agree not to compete with each other’s core business. SINA agrees not to compete with us in a business that is of the same nature as the microblogging and social networking business that we operated as of the date of the agreement. We agree not to compete with SINA in the business currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business that we operated as of the date of the agreement.
●	Employee recruiting and retention. Because both SINA and we are engaged internet-related businesses in China, we may compete with SINA in the hiring of new employees, in particular with respect to media and advertising-related matters. We have a non-solicitation arrangement with SINA that restricts us and SINA from hiring any of each other’s employees.
●	Our board members or executive officers may have conflicts of interest. Two directors of our company are also executive officers of SINA. In addition, we may continue to grant incentive share compensation to SINA’s employees and consultants from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for SINA and us.
●	Sale of shares in our company. SINA may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.
●	Allocation of business opportunities. Business opportunities may arise that both we and SINA find attractive, and which would complement our respective businesses. SINA may decide to take the opportunities itself, which would prevent us from taking advantage of those opportunities.
●	Developing business relationships with SINA’s competitors. So long as SINA remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other online media companies in China. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 26, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued the Interpretation on the Application of the Foreign Investment Law of the PRC on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and its implementation regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations, or whether they may be invalid in whole or in part. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

In the opinion of our PRC counsel, Kewei Law Firm, our current ownership structure, the ownership structure of our PRC subsidiaries and the VIEs, and the contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel.

Weibo Corporation, the VIEs and investors of our company face uncertainties about potential actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our company as a group. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted, or, if adopted, what requirements would be made. In particular, the National People’s Congress approved the Foreign Investment Law and the PRC State Council approved the Implementation Rules of Foreign Investment Law in 2019. There are uncertainties as to how the Foreign Investment Law and its implementation rules would be further interpreted and implemented, and if it would represent a major change to the laws and regulations relating to the VIE structures. See “—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If we are found in violation of any PRC laws or regulations, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of the VIEs, revoking our business licenses or the business licenses of the VIEs, requiring us to restructure our ownership structure or operations, and requiring us or the VIEs to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs and/or Class A ordinary shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs.

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

Although we have been advised by our PRC counsel, Kewei Law Firm, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over these VIEs as direct ownership. If any of these VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by the VIEs and their subsidiaries. As a result, we may be unable to consolidate Weimeng or Weimeng Chuangke and their respective subsidiaries in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd. made an investment of RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third-party minority stake holder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we are not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. However, we believe Weibo Technology, our wholly owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng (for accounting purpose only) as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

Shareholders of the VIEs may have potential conflicts of interest with us, which may affect the performance of the contractual arrangements with the VIEs and their respective shareholders, which may in turn materially and adversely affect our business and financial condition.

Other than the third-party minority stake holder that holds 1% of Weimeng’s equity interests, the VIEs’ shareholders, or the Individual Shareholders, are PRC employees of our company or SINA. Although each of these Individual Shareholders has authorized Weibo Technology to exercise all of his/her voting powers in Weimeng or Weimeng Chuangke, and we may replace any of these Individual Shareholders at any time pursuant to the share transfer agreements, we cannot assure you that these Individual Shareholders will act in the best interest of our company should any conflict arise. If they were to act in bad faith towards us, we may have to take legal actions to enforce their contractual obligations, which may be expensive, time-consuming and disruptive to our operations. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the VIEs and their respective subsidiaries are generally held securely by personnel that we designated or approved in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the holders of such chops at any of the VIEs failed to employ them in accordance with the terms of the various VIE-related agreements or removed them from the premises, the operation of such VIE could be significantly and adversely impacted.

Risks Relating to Doing Business in China

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying the internet content that impairs the national dignity of China, is reactionary, obscene, superstitious, fraudulent or defamatory, or otherwise violates PRC laws and regulations. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites and levy of fines. The website operator may also be held liable for such censored information displayed on or linked to the website.

In addition, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security stops the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the regulations relating to the protection of state secrets in the dissemination of online information. Cyberspace Administration of China, set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content.

Although we attempt to monitor the content that users posted on Weibo, we are not able to effectively control or restrict content generated or placed on Weibo by our users. In particular, with various features such as posts, comments and chat groups and the growing popularity of multi-media content, such as photos, videos and live streaming, and long-form articles, content monitoring has become much more complicated and challenging than text-based feeds.

To the extent that PRC regulatory authorities find any content displayed on Weibo objectionable, they may require us to limit, prevent, or eliminate the dissemination of such information on our platform. The Cyberspace Administration of China launched the “Clear and Bright” campaign to rectify various areas of online misconduct in May 2021, in response to which, certain polices were issued and actions were launched. On June 15, 2021, the Cyberspace Administration of China launched the “Fan Group Chaos Rectification” special action, followed by issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to curb inappropriate behaviors in the online fan groups for celebrities, specifically, various fans interactive features and functions, so as to curb attacks, stigmatization, fans community fiction and hostilities and the spread of other harmful information. The Notice on Further Strengthening the Management of Chaos in Fan Groups requested the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and to base rankings on professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spend money on supporting idols, or act as the organizer or manager of a fan group. We have taken measures specified in this notice to the extent applicable to our business, including removing the function of the “star power list” on our platform. From 2022 to 2023, the Cyberspace Administration of China initiated a series of special actions as part of the “Clear and Bright” campaign, and we have taken measures to comply with the requirements under these special actions to the extent applicable to our business, including filtering and removing offensive content, such as short videos, as well as closing illegal accounts on our platform.

In August 2021, in response to the PRC regulatory authorities’ then regulatory focus on financial blogs, we have identified and rectified certain for-profit bloggers, including key opinion leaders, with inappropriate nicknames, self-descriptions, marketing events, and publication of financial and economics related information. We have publicly disclosed the rectification results on our platform and established a hotline for users to report any inappropriate events.

On October 26, 2021, the Cyberspace Administration of China issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requests internet platforms to monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal actions and to promptly report to the competent authorities in such event. Failure to comply with the requirements from PRC regulatory authorities on content regulation may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations.

We have received penalties for inappropriate or illegal content transmitted on our platform in the past, and we have cooperated with the government authorities to take corrective measures in all cases. For example, in June 2020, Cyberspace Administration of China imposed a fine of RMB500,000 on us for failing to timely discover and remove user posts violating PRC laws and regulations from our platform and required us to rectify and suspend the operation of Weibo hot search feature for one week. We were imposed with fines in the past for disseminating illegal content on our platform from the regulatory authorities, which penalties may be publicized on the websites of the regulatory authorities from time to time. We believe these past incidents, individually or in the aggregate, did not have a material adverse effect on our business, financial condition or results of operations.

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

The Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to a five-year prison sentence on internet users who fabricate or knowingly share defamatory false information online. The Supreme People’s Court and three other departments jointly issued the Guiding Opinions on Punishing Illegal and Criminal Activities of Cyber Violence in Accordance with the Law, which clarified the rules applications to cyber violence and crimes, such as online defamation, insults, infringement of citizens’ personal information, illegal use of information networks and the use of cyberviolence for malicious marketing. The implementation of these judicial interpretation and guiding opinion may have a significant and adverse effect on the traffic of our platform and discourage the creation of user-generated content, which in turn may impact the results of our operations and ultimately the trading price of our Class A ordinary shares and/or ADSs.

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

On December 28, 2021, the Cyberspace Administration of China, together with several other PRC governmental authorities, jointly published the Measures for Cybersecurity Review, with effect from February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review.

As advised by our PRC counsel, Kewei Law Firm, the exact scope of operators of “critical information infrastructure” under the Measures for Cybersecurity Review and current PRC regulatory regime is subject to the decisions of the PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As a major internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” or a network platform operator meeting the above criteria under PRC cybersecurity laws. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” thus currently not applicable to us, including setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth, copyright content and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore leading to adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

On November 14, 2021, the Cyberspace Administration of China published a discussion draft of the Administrative Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The Cyberspace Administration of China has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. This draft, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in effect in material aspects. We have been taking, and will continue to take, reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, the interpretation and application of these cybersecurity laws, regulations and standards are evolving. We cannot assure you that governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

We are required to, but have not been able to, verify the identities of all of our users who post on Weibo, and our non-compliance exposes us to potentially severe penalty by the Chinese government.

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of the National People’s Congress, which came into effect on June 1, 2017, we are required to verify users’ real identities when they sign up. Further, both the Administrative Measures on Group Chat Service issued on September 7, 2017 and effective on October 8, 2017, and the Administrative Measures on Internet User Public Account Information Service, which was issued on September 7, 2017 and effective on October 8, 2017 and amended on January 22, 2021, require verification of any user’s identity. On August 1, 2018, the Cyberspace Administration of China and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live Streaming Services, which specifies that online live streaming service providers are required to implement real name verification system for users.

To comply with the user verification requirements, we have guided content creators in certain professional areas such as, current affairs, military, finance, law and healthcare, with over one million followers to provide real-name and other identity information on their front account pages. This requirement will be gradually extended to content creators with over 500,000 followers in professional industries. Users and accounts that primarily focused on sharing personal daily life content will not be affected by this requirement.

However, for reasons including existing user behaviors, the nature of the social media product and online live streaming and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo. We are potentially liable for our non-compliance and may be subject to penalties including the deactivation of certain features on Weibo, a written warning, suspension or termination of Weibo operations, fines, revocation of licenses or business license, or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on the trading price of our Class A ordinary shares and/or ADSs.

Regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.

Internet content regulation in China is continually evolving, which can at times result in sustained periods of enhanced enforcement of content censorship, cyber security reviews, user privacy compliance, and internet financial services oversight. PRC regulators had in the past ordered the suspension or significant curtailment of several content apps and platforms, all in connection with content that our users shared or accessed.

In a period of enhanced scrutiny of internet content, we may be become subject to regulatory investigations or audits in connection with products or services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users. During such investigation, some or all of our products, services, features or functionalities could be terminated, and our apps could be removed from the App stores. It is also possible that a regulatory investigation could result in changes to our policies or practices, could result in reputational harm, prevent us from offering certain products, services, features or functionalities, cause us to incur substantial costs, or require us to change our business practices in a manner materially adverse to our business.

We may have to register our encryption software with Chinese regulatory authorities. If they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated in 1999 and amended on July 1, 2023, foreign companies or individuals in China are required to seek approval from the Office of the State for Cipher Code Administration, the Chinese encryption regulatory authority, for the use of commercial encryption products or equipment involving encryption technology. Companies operating in China are allowed to use only commercial cipher code products approved by this authority and are prohibited to use self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by this authority. Additional rules became effective in 2006 and amended in 2017 regulating many aspects of commercial cipher code products in detail, including development, production and sales.

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

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on our platform. In the fourth quarter of 2020, we acquired the majority equity shares of Shanghai Jiamian Information Technology Co., Ltd., a company operating several online interactive entertainment apps in China including “Pocket Werewolves.” This investee provides “gold coin” as an online virtual currency for users to purchase items to be used in those apps. The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading service enterprise” and stipulates that a single enterprise may not operate both types of business.

Although we believe our operations are in compliance with the Notice on the Strengthening of Administration on Online Game Virtual Currency, as we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case we may be subject to fines or even required by the PRC regulators to change our practices related to Weibo Credit or “gold coin” in games operated by Shanghai Jiamian Information Technology Co., Ltd., which consequently will have an adverse effect on our game-related revenues.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.

We conduct our operations in China through our PRC subsidiaries and the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares and/or ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in recent years. Any such actions could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations.

Since the PRC legal system continues to evolve rapidly and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business, we cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. The PRC legal system is a civil law system based on written statute, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may adversely affect our contractual, property and procedural rights, which could adversely affect our business, financial condition, results of operations and prospects.

We face uncertainties with respect to the enactment, interpretation and implementation of PRC regulations on foreign debt, which may adversely affect the enforceability and the effective performance of our outstanding notes.

The National Development and Reform Commission promulgated the Foreign Debt Measures that came into effect on February 10, 2023. According to the Foreign Debt Measures, PRC domestic enterprises and their overseas controlled entities or branches shall procure the registration of any foreign debt with maturities of over one year prior to raising such debt with the National Development and Reform Commission. Furthermore, a domestic enterprise is required to submit the following information to the National Development and Reform Commission: (i) the offering information (including, without limitation, the information related to the major business indicators of such enterprise and issue details of the foreign debt) within ten business days after the completion of the issuance or drawdown of such foreign debt, (ii) the necessary information on the foreign debt raised under the pre-issuance registration within ten business days after the expiry date of such registration, (iii) certain information, including, without limitation, the use of proceeds, plan and arrangement of payment of interest and principal, and major business indicators, within five business days before the end of January and the end of July of each year, and (iv) certain required information promptly upon the occurrence of any material event that may affect the performance of issuers’ obligations under their foreign debt, and the domestic enterprise is also required to take measures to avoid the spillover of default risks of its onshore debt securities and cross-default risks.

If we fail to complete any continued filing obligations for our 2030 Convertible Notes or fail to complete the registration with the National Development and Reform Commission for any of our future offering of foreign debt required under the Foreign Debt Measures, we may be subject to correction orders and we and our person(s)-in-charge may face regulatory warnings. The Foreign Debt Measures are silent on whether any non-compliance with these measures would affect the legality and validity of the notes. There is no assurance that the failure to comply with the Foreign Debt Measures would not result in adverse consequences on our ability to perform our obligations under or to comply with the notes. Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Debt Measures.

We face uncertainties with respect to the enactment, interpretation and implementation of PRC regulations on live streaming.

On November 12, 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming. According to this notice, platforms providing online show live streaming or e-commerce live streaming services shall register their information and business operations by November 30, 2020, ensure real-name registration for all live streaming hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month.

There are currently no explicit provisions as to what limits on virtual gifting will be imposed by the National Radio and Television Administration and it is unclear how and to what degree any such limits would be imposed on different platforms. Given there is no explicit provisions on how to set the limit on virtual gifting, we are currently not able to assess the potential impact from this requirement on the virtual gifting spending activities on our platform. Any such limits ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations.

This notice requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System. Weibo has completed such registration, which is valid until June 30, 2025. This notice also sets forth requirements for certain live streaming businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live streaming review personnel requirements, and content tagging requirements. We have implemented real-name registration system for all of our live streaming hosts and users. For more information on the Notice 78, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Live-streaming Services.”

Since some of the requirements in this notice remain unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under this notice on our business. Any further rulemaking under this notice or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business and may have an adverse impact on our business and results of operations.

The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear and uncertain. If the CSRC approval is required for any of our offshore listings and capital raising activities, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for our offshore listings and capital raising activities if such approval is required, or a rescission of such CSRC approval we obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in the PRC, restrictions or limitations on our ability to pay dividends outside of the PRC, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On December 28, 2021, the Cyberspace Administration of China, together with several other PRC governmental authorities, jointly published the Measures for Cybersecurity Review, with effect from February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review.

On November 14, 2021, the Cyberspace Administration of China released the draft Administrative Measures for Internet Data Security for public comments, which requires that a prior cybersecurity review would be required for the overseas listing of data processors that process over one million users’ personal information, or the listing of data processors in Hong Kong that affects or may affect national security.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, with effect from March 31, 2023, and five supporting guidelines. These measures establish a new regime to regulate overseas offerings and listings by domestic companies. Any future securities offerings and listings outside of mainland China by our company, including, but not limited to, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC. Failure to comply with these filing requirements may result in warnings, forced corrections, and fines of not less than RMB1 million and not more than RMB10 million for the PRC companies. The responsible persons may face a warning and fines of not less than RMB0.5 million and not more than RMB5 million. Additionally, fines of not less than RMB1 million and not more than RMB10 million may be imposed on the PRC company’s controlling shareholder(s) and actual controller(s) who organized or instructed the violation. These measures have no retroactive effect and thus are not applicable to our listing and offering prior to the promulgation. Any failure or perceived failure by us to comply with the requirements under these measures may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. For details of these rules, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Concentration in Merger and Acquisition Transactions and Overseas Listings.”

In connection with the offering of our 2030 Convertible Notes, we have (i) completed the pre-issuance registration with the NDRC and obtained a certificate evidencing such registration, (ii) filed the requisite information on our 2030 Convertible Notes with the NDRC within the time period as required by the NDRC after the issuance of our 2030 Convertible Notes, and (iii) completed the filing with the CSRC within the time period as required under the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Enterprises issued by the CSRC on February 17, 2023 and five supporting guidelines after the completion of the offering of our 2030 Convertible Notes.

If we fail to complete the filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, if there are other major events, including, but not limited to, the change of control, any investigation or punishment by overseas securities regulatory authorities or the competent authorities, any change of listing status or listing venue, termination of the listing voluntarily or forcibly, and any change in our major business activities, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the new rules and requirements in a timely manner or at all. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Concentration in Merger and Acquisition Transactions and Overseas Listings.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the draft Administrative Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if we obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On March 12, 2021, the State Administration for Market Regulation published several administrative penalty cases about concentration of business operators that violated PRC Anti-Monopoly Law in the internet sector. On April 13, 2021, we, together with 33 other major internet platforms in China, attended an administrative guidance meeting for internet platform enterprises jointly convened by the Cyberspace Administration of China, the China Taxation Administration and the State Administration for Market Regulation. In the meeting, we were instructed to examine ourselves within one month to focus on rectifying possible violation of anti-monopoly laws, such as exclusivity arrangements known as “pick one out of two,” abuse of dominant market position, monopolistic agreements, and the illegal concentration of business operators, and to submit compliance commitments for public supervision. The rectification procedures generally include three steps: first, our company to conduct a review of our business operation and make corrective actions and deliver a report to the government authority for review; second, the government authority to provide comments on the report and guidance for our company to achieve compliance with the PRC laws and regulations; and third, the government will make an inspection and confirm the rectification results. Weibo has initiated a self-inspection and rectification following the instructions received in this meeting, and submitted a report which has been accepted by the government authority. However, it is still uncertain how these requirements will be implemented and whether there will be further legislation and administration activities.

On November 16, 2021, the State Administration for Market Regulation issued a decision of administrative penalty to Weimeng Chuangke with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s share acquisition of 36% shares of Jinhua Ruian Investment Management Co., Ltd. constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke timely paid the fine as required by such decision of administrative penalty.

On March 31, 2022, the State Administration for Market Regulation issued a decision of administrative penalty to Weimeng Chuangke with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s share acquisition of 68.9% shares of Shanghai Jiamian Information Technology Co., Ltd. constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke timely paid the fine as required by such decision of administrative penalty.

On July 11, 2022, the State Administration for Market Regulation issued a decision of administrative penalty to Weimeng Chuangke with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s acquisition of 10% shares of Beijing Hejuhuitong E-commerce Co., Ltd. and obtaining joint control with the other investor and the founders of Beijing Hejuhuitong E-commerce Co., Ltd., constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke timely paid the fine as required by such decision of administrative penalty.

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Anti-Monopoly Law, which came into effect on August 1, 2022. This law increases fines for illegal business concentration to a maximum of 10% of the operator’s previous year’s sales revenue if the concentration has the potential to exclude or limit competition. The fine could be up to RMB5 million if the concentration has no effect of excluding or limiting competition. This law also mandates that the PRC authorities can order operators to report concentration, even below the filing threshold, if there is evidence of potential anti-competitive harm.

On January 22, 2024, the State of Council adopted new merger control filing thresholds by promulgating the amended Provisions of the State Council on Thresholds for Prior Notification of Concentration of Undertakings, which took effect upon release. These new provisions substantially increased the turnover thresholds to trigger merger filings in China. However, no implementation rules of the new merger control filing threshold have been promulgated as of the date of this annual report. Therefore, there remains significant uncertainties in the interpretation, implementation and enforcement of the new merger control filing thresholds.

For more information on PRC Anti-Monopoly Law and related regulations, including the new merger control filing thresholds, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Anti-Monopoly and Anti-Unfair Competition.”

The strengthened enforcement of the Anti-Monopoly Law and the development in the anti-monopoly legal regime in China could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of the PRC authorities strengthening supervision and enforcement of the Anti-Monopoly Law against internet platforms in recent years. Given that we do not hold a dominant market position in the relevant markets and we have not entered into any monopolistic agreement, our PRC legal advisor, Kewei Law Firm, is of the view that, except for our acquisitions that were under investigation for concentration of business operators or determined by the State Administration for Market Regulation that constituted a concentration of business operators without prior filing required by the Anti-Monopoly Law, we are in compliance with the currently effective PRC anti-monopoly laws in all material aspects; however, if the PRC regulatory authorities identify any of our activities as monopolistic under the PRC Anti-Monopoly Law and its implementing rules or identify us holding a dominant market position or of abusing such dominant position, we may be subject to other investigations and administrative penalties, such as termination of monopolistic act and confiscation of illegal gains.

There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations. It will be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.

The PRC government extensively regulates the internet industry, including the licensing and permit requirements pertaining to companies in this industry. Internet-related laws and regulations in China are evolving rapidly, and their interpretation and enforcement involve significant uncertainty. As a result, it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations in certain circumstances.

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

Weimeng has received administrative penalties from time to time due to illegal content posted by its users. We have paid the fine as required and cooperated with the government authorities to take corrective measures, including immediate removal of the audio/video programming, warning or banning live streaming hosts, and improving our ability to identify and intercept illegal content. We have registered with the National Internet Audio-Visual Platforms Information Management System, which is valid until June 30, 2025, through which our operations are supervised and guided by the National Radio and Television Administration and its local branches. However, there is no guarantee that we will be able to timely renew the registration once it expires, or at all. Any failure to obtain the required license or permit to operate our business may subject us to sanctions and penalties, including warnings, fines, and suspension of business operations, which may materially and adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet News Dissemination.”

Foreign investment in online game operation is prohibited under PRC law. We currently provide our online game services through Weimeng, Beijing Weibo Interactive Internet Technology Co., Ltd. and Weimeng Chuangke’s subsidiaries. However, certain contracts relating to our online game services were entered into between our PRC subsidiaries, Weimeng and the game developers, under which our PRC subsidiaries, together with Weimeng, provides certain technical services through our website. Under these agreements, our PRC subsidiaries, foreign-invested enterprises, may be deemed to be providing value-added telecommunication services without the necessary licenses. If so, we may be subject to sanctions, including payment of delinquent taxes and fines, which may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

The operation of online games in China is highly regulated by the PRC government. The publication of a new online game or a significant upgrade of an existing online game requires approval from the National Press and Publication Administration. There are uncertainties with respect to the interpretation and implementation of the laws and regulations governing online games. Although most of the games on our website have obtained approval from the National Press and Publication Administration, certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by the National Press and Publication Administration in practice. For example, “Pocket Werewolves” operated by Shanghai Jiamian Information Technology Co., Ltd. may not be able to obtain the approval from the National Press and Publication Administration as it is considered a social app instead of a game app. If any online game operated on our platform or by Shanghai Jiamian Information Technology Co., Ltd. or any of our consolidated affiliated entities fails to timely obtain necessary regulatory approval, the operator of this game may be subject to various penalties and the operation of this game could be suspended or discontinued, which could adversely affect our business. In addition, we may be required to obtain an internet publishing permit due to the online game related services we provided and the contents generated by our users. On December 22, 2023, the National Press and Publication Administration released the Online Game Administrative Measures (Draft for Comment), which stipulated that an online game publisher must obtain an internet publishing permit to publish online games and an entity must obtain this license before it can engage in online game operation activities, including virtual currency issuance and transaction services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Game Operations and Cultural Products—Online games” for more details. As of the date of this annual report, the draft has not been formally adopted.

Weimeng may not be able to obtain an internet publishing permit due to inappropriate or illegal content that users generated. If we fail to obtain such license or any additional licenses required by laws and regulations in the future, we could be subject to liabilities and penalties for providing online publishing services without the necessary licenses, including removal of the online publications, confiscation of illegal income, fines, and/or the closure of our websites, which could lead to severe disruption to our business operation.

The adoption of additional laws or regulations with respect to the internet, online games or other online services covering issues such as user privacy, pricing, content, copyrights and distribution may decrease the growth of the internet, online games or other online services, which could in turn decrease the demand for our products and services and increase our cost of doing business.

If the game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to complete or obtain the necessary approvals of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming such games.

Our use of artificial intelligence (AI) or other emerging technologies could adversely impact our business and financial results.

We incorporate algorithms and AI technologies in our products and services, and we are making investments in AI initiatives to further expand our AI capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies.

There are significant risks involved in developing and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our profitability. AI technologies are complex and rapidly evolving, and we face significant potential disruption from other companies as well as an evolving regulatory landscape. The continued integration of any AI technologies into our products can result in new or enhanced governmental or regulatory scrutiny, intellectual property claims, litigation, confidentiality or security risks, ethical concerns, negative user perceptions as to automation and AI, or other complications that could adversely affect our business, reputation, or financial results.

As a result of the complexity and rapid development of AI, it is also the subject of evolving review by PRC governmental and regulatory agencies. We may not always be able to anticipate how to respond to these frameworks given they are still rapidly evolving. We may also have to expend resources to adjust our product or service offerings in certain jurisdictions if the legal frameworks governing the use of AI are not consistent across jurisdictions. Pursuant to the Administrative Provisions on Algorithm Recommendation of Internet Information Services issued by the Cyberspace Administration of China on December 31, 2021, algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and users should be given the option to easily turn off algorithm recommendation services. Our social interest graph recommendation engine, which leverages our database of users’ social interest graphs based on their engagement actions on our platform, allows us to push the content that our users may find more relevant and interesting. To comply with these provisions, we have provided an option for our users to limit algorithm-driven recommendations for content and advertisements in certain ways. With more users choosing to turn off the algorithm-driven recommendation function, the advertising efficiency on our platform may be adversely affected, which may adversely impact our financial results. To comply with PRC laws and regulations, we may need to file our algorithms with the PRC regulatory authorities from time to time. As of the date of this annual report, we have completed the filings for five of our algorithms on the Internet Information Service Algorithm Filing System. We have publicly disclosed the operation mechanism used in “Weibo hot search.” As the regulatory framework of AI is still at its nascent stage in China, the interpretation and implementation of the existing measures are evolving rapidly and the PRC regulatory agencies, including the Cyberspace Administration of China, may adopt new laws, regulations, rules, implementation measures and interpretation in this field, we cannot assure you that our compliance measures are, or will be, always considered sufficient under PRC laws and regulations. Any failure or perceived failure to comply with these laws and regulations could cause negative publicity and disruptions to our business operations, subject us to legal liabilities and adversely affect our financial results.

Furthermore, as we expand the use of AI into our product or service offerings, uncertainty with respect to new and emerging AI technologies, such as generative AI, may require us to incur additional investment in the development of appropriate protections and safeguards for handling the use of data with AI technologies, which may be costly and could impact our expenses. AI technologies, including generative AI, may create content that is factually inaccurate or flawed. Such content may expose us to brand or reputational harm and/or legal liability. It is uncertain how various laws related to online services, intermediary liability, and other issues will apply to content generated by AI. The use of certain AI technologies presents emerging ethical and social issues, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on users or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability. It is not possible to predict all of the risks related to the use of AI, and developments in regulatory frameworks governing the use of AI and in related stakeholder expectations may adversely affect our ability to develop and use AI or subject us to liability.

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

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which was last amended on March 23, 2023. SAFE Circular 19 adopts a concept of “discretionary conversion,” which is defined as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under SAFE Circular 19. However, use of any RMB funds converted from its registered capital shall be based on true transactions. In addition, equity investments using converted registered capital are no longer prohibited under SAFE Circular 19.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, on June 9, 2016, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to RMB on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products.

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

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment. This circular allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China; provided that such investments do not violate the Negative List and that the target investment projects are genuine and in compliance with PRC laws.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions we make to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offering and notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders beneficial owners fail to comply with PRC foreign exchange rules.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

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

We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 37 and have urged the shareholders and beneficial owners, upon learning they are PRC residents, to register with the local SAFE branch as required under Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or our failure to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

In addition, if we were to be classified as a PRC “resident enterprise” for PRC enterprise income tax purpose, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from the sale of our shares and ADSs may be become subject to a 10% PRC withholding tax. In addition, dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be become subject to a 20% PRC withholding tax. In addition to the uncertainty in how the “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident shareholders, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected. See “Note 9. Income Taxes” in the accompanying notes to the consolidated financial statements included in this annual report on Form 20-F.

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

Distributions made by PRC companies to their offshore parents are generally subject to a 10% withholding tax under the Enterprise Income Tax Law. Pursuant to the Enterprise Income Tax Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate on dividends paid by our PRC subsidiaries to our Hong Kong subsidiary would generally be reduced to 5%; provided that our Hong Kong subsidiary is the beneficial owner of the PRC sourced income. Further, the State Taxation Administration promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.” Although our PRC subsidiary is wholly owned by our Hong Kong subsidiary, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiary to its parent company in Hong Kong if our Hong Kong subsidiary is not regarded as a “beneficial owner.”

If Weibo Corporation is regarded as a PRC non-resident enterprise and Weibo HK is regarded as a PRC resident enterprise, Weibo HK may be required to pay a 10% withholding tax on any dividends payable to Weibo Corporation and the dividends distributed from Weibo Technology to Weibo HK is not subject to dividend withholding tax. Furthermore, Weibo HK would be subject to PRC enterprise income tax at a rate of 25%. If Weibo Corporation and Weibo HK are each regarded as a PRC non-resident enterprise and satisfy certain conditions, Weibo Technology may be allowed to pay a 5% withholding tax for any dividends payable to Weibo HK as preferential tax treatment.

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

Certain enterprises may still benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law and its implementing rules if they qualify as a “High and New Technology Enterprise” subject to certain general factors described in the Enterprise Income Tax Law and the related regulations. Weibo Technology is entitled to a preferential tax rate of 15% because of its qualification as a “High and New Technology Enterprise.” This status will expire in 2025 unless renewed. The “High and New Technology Enterprise” qualification is subject to annual evaluation and a three-year review by the authorities in China. If Weibo Technology fails to maintain its “High and New Technology Enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to this rule, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. These participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of Renminbi against the U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollars in the future.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollars. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from offerings or debt financing into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amount available to us.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the Anti-Monopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex. These include requirements in some instances that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors were formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which was promulgated in 2011. Under these rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. These security review rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

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

However, as there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in our PRC subsidiaries. If we are found to be in violation of PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries’ business or operating licenses, requiring us to restructure or unwind the ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015. Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by this circular, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e., properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. This circular sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by this circular: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. This circular also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in this circular.

Although this circular provides clarity in many important areas, such as reasonable commercial purpose, there are still uncertainties on the tax reporting and payment obligations with respect to future private equity financing transactions, share exchange or other transactions involving the transfer of shares in non-PRC resident companies. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. In the future, we may conduct acquisitions or disposals of properties that may involve complex corporate structures. If the PRC tax authorities make adjustments to the taxable income of these transactions under this circular, our income tax expenses associated with such potential transactions may be increased, which may have a material adverse effect on our financial condition and results of operations.

We face certain risks relating to the real properties that we lease.

We lease office space for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without the authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered most of our lease agreements with the PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

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

As of December 31, 2023, we had US$2.6 billion in cash and cash equivalent, and short-term investments, such as bank time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our Class A ordinary shares and ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in recent years. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. According to Provisions on Strengthening the Management of Confidentiality and Archives regarding Overseas Securities Offerings and Listings by Domestic Companies, which became effective on March 31, 2023, PRC domestic companies, securities companies and securities service institutions must obtain the necessary approval before providing documents and information in response to inspections and investigations by overseas regulators. These inspections and investigations should be conducted via the cross-border supervision mechanism whereby the PRC regulators will provide necessary assistance. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security.” The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Risks Relating to Our ADSs and Class A Ordinary Shares

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our global offering in Hong Kong in December 2021 and the trading of our Class A ordinary shares on the Hong Kong Stock Exchange commenced on December 8, 2021 under the stock code “9898.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with our HK Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to change our corporate structure and amend our memorandum and articles of association and we may incur additional compliance costs.

The trading prices for our listed securities have been and are likely to continue to be, volatile, regardless of our operating performance, which could result in substantial losses to our investors.

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to in response to a variety of factors, many of which are beyond our control. For example, in 2023, the trading price of our ADSs ranged from US$9.09 to US$25.57 per ADS and the trading price of our Class A ordinary shares has ranged from HK$72.40 to HK$200.00 per share. The trading prices of our listed securities are likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the trading prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States, or because of trends in the global economy in general or the Chinese economy in particular, or because of international geopolitical tensions. A number of Chinese companies have listed or are in the process of listing their securities on stock markets in Hong Kong and/or the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States in general and consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares and/or ADSs may be highly volatile for factors specific to our own operations, including (but not limited to) the following:

●	variations in our revenues, earnings, cash flow and data related to our active user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us or SINA;
●	additions or departures of key personnel;
●	our share repurchase programs;
●	release of lock-up or other transfer restrictions on our outstanding equity securities;
●	sales of additional ADSs or other equity-related securities in the public markets, or issuance of ADSs upon conversion of convertible senior notes we issued, or the perception of these events; and
●	potential litigation or regulatory investigations.

Substantial future sales or dispositions, or perceived potential sales or dispositions of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline significantly.

Sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the trading price of our Class A ordinary shares and/or ADSs to decline significantly. All of our Class A ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Class A ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the U.S. Securities Act any applicable lock-up agreement, under trading plans adopted pursuant to Rule 10b5-1 or otherwise. SINA has pledged all of its shares in our company to secure its obligation under the facility agreement governing SINA’s loan, for detailed risks underlying this arrangement, please see “Risk Factors—Risks Relating to Our Relationship with SINA—SINA has pledged all of the Class B ordinary shares held by it in our company to secure a syndicate loan, and if SINA defaults on the underlying loan, we could experience a change in control.” If SINA defaults on its obligation under the facility agreement governing SINA’s loan, the security agent may dispose of or cause SINA to dispose of the pledged shares. We cannot predict what effect, if any, market sales of securities held by our controlling shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Shares and ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three votes per share. All of the outstanding ordinary shares held by SINA as of the date of this annual report are Class B ordinary shares. All other ordinary shares that are outstanding as of the date of this annual report are Class A ordinary shares. We intend to maintain the dual-class voting structure in the future. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (a) any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not the Founder (as defined under our memorandum and articles of association) or a Founder’s Affiliate (as defined under our memorandum and articles of association); or (b) a change of control of any direct or indirect holder of any Class B ordinary shares, including, but not limited to, any person other than the Founder or a Founder’s affiliate gaining “Control” over any of the “SINA Parent Companies” (e.g., by entering into an agreement with the Founder to jointly control the SINA Parent Companies), and even if the Founder or a Founder’s Affiliate remains to have joint “Control” of the SINA Parent Companies, all of the Class B ordinary shares to be held by such person or entity that is not the Founder or a Founder’s Affiliate shall be automatically and immediately converted (by way of being re-designated) into an equal number of Class A ordinary shares. In addition, each Class B ordinary share shall automatically and immediately be converted (by way of being re-designated) into one Class A ordinary share if at any time SINA and its Affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 36.1% of our total issued and outstanding ordinary shares and 62.9% of the voting power of our outstanding shares as of March 31, 2024. As a result of the dual-class share structure and the concentration of ownership, SINA will have considerable influence over matters requiring shareholders’ approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of directors, the number of shares available for issuance under share incentive plans, increase of share capital, consolidation of shares and subdivision of shares, and significant corporate transactions, such as a merger or sale of our company. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentration of ownership will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

In addition, SINA is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the Class A ordinary shares and/or ADS holders and without providing for a purchase of the Class A ordinary shares held by investors and/or ADSs held by the ADS holders. SINA has pledged all of its shares in our company to secure its obligation under the facility agreement governing SINA’s loan, for detailed risks underlying this arrangement, please see “Risk Factors—Risks Relating to Our Relationship with SINA—SINA has pledged all of the Class B ordinary shares held by it in our company to secure a syndicate loan, and if SINA defaults on the underlying loan, we could experience a change in control.” If SINA defaults on its obligation under the facility agreement governing SINA’s loan, the security agent may dispose of or cause SINA to dispose of the pledged shares.

If SINA is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of SINA, and may do so in a manner that could vary significantly from that of SINA.

Techniques employed by short sellers may drive down the trading price of our Class A ordinary shares and/or ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our Class A ordinary shares and/or ADSs could be greatly reduced or rendered worthless.

You should primarily rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we received from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our listed securities. There is no guarantee that our listed securities will appreciate in value in the future or even maintain the price at which you purchased them. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our securities. We currently intend to retain a majority of our available funds and any future earnings to fund the development and growth of our business.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A ordinary shares and/or ADSs.

Under the Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and the jurisdiction of residence of the holders of our Class A ordinary share and/or ADSs that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC, unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our Class A ordinary shares and/or ADSs, or the gain realized from the transfer of our Class A ordinary shares and/or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our Class A ordinary shares and/or ADSs may be materially and adversely affected. Furthermore, the holders of our Class A ordinary shares and/or ADSs whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs and Class A ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

Based on our current and expected income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A ordinary shares), it is likely that we were a PFIC for the taxable year ended December 31, 2023, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are a PFIC in any taxable year during which a U.S. Holder, as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations,” holds our ADSs or Class A ordinary shares, as applicable, such holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of its ADSs or Class A ordinary shares and on the receipt of distributions on its ADSs or Class A ordinary shares. Such holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, as applicable, we will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds our ADSs or Class A ordinary shares, even if we subsequently cease to be a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing trading prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including, but not limited to, those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a court in Hong Kong.

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

On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, which became effective on January 29, 2024. This arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between the mainland China and Hong Kong Special Administrative Region. Under this arrangement, a “choice of court” agreement in writing is no longer required for bilateral judgment recognition and enforcement. This arrangement will allow a broader range of civil and commercial judgments of the mainland China courts to be enforced in Hong Kong.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished with the SEC on Form 6-K. However, the information we are required to file or furnish with the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

In addition, we are permitted by The Nasdaq Stock Market Rules to elect to rely, and have elected to rely, on certain exemptions from corporate governance requirements:

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

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not attend general meetings of our shareholders or cast any votes directly at such meetings. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares at any general meeting of our shareholders unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening an annual general meeting is 21 days and the minimum notice period required to be given by our company to our registered shareholders for convening an extraordinary general meeting is 14 days. When a general meeting is convened, ADS holders may not receive sufficient advance notice to enable them to withdraw the Class A ordinary shares underlying their ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent ADS holders from withdrawing the shares underlying their ADSs and becoming the registered holder of such shares prior to the record date, so that ADS holders would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested.

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

We have been and we may again be involved in lawsuits in the United States in the future. For example, on March 15, 2021, plaintiffs GeoSolutions B.V. and GeoSolutions Holdings N.V. filed a complaint in the California Superior Court, Santa Clara County, naming as defendants, among others, our company, the Chairman of our Board of Directors, our Chief Executive Officer, and our parent company Sina Corporation. The complaint alleges unlawful use of plaintiffs’ location-based services technology by the defendants and a series of other claims. Our company, together with other served defendants, have removed the case from state court to the United States District Court for the Northern District of California. See GeoSolutions B.V. et al v. Sina.Com Online et al (5:21-cv-08019-EJD). On December 20, 2021, our company and certain other non-U.S. defendants filed a motion to dismiss the complaint for lack of personal jurisdiction in the federal court. On March 4, 2022, plaintiffs filed their opposition to the motion to dismiss. On April 22, 2022, our company and certain other non-U.S. defendants filed the reply. On March 16, 2023, the court granted the motion to dismiss, with leave to amend. On May 1, 2023, plaintiffs filed the first amended complaint. On May 16, 2023, plaintiffs filed a second amended complaint against all defendants to add back the defendants missing from their first amended complaint. On June 15, 2023, our company and certain other non-U.S. defendants filed a motion to dismiss the second amended complaint. On October 26, 2023, the court granted the motion to dismiss in favor of our company and the certain other non-U.S. defendants without prejudice for lack of personal jurisdiction and the dismissal is without further leave to amend. The plaintiffs did not appeal, ending the case. Lawsuits such as the above could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, Mr. Charles Chao, our chairman of the board of directors, was named as a defendant in ongoing putative securities class action lawsuits filed in the U.S. against another U.S. public company in connection with a management buyout, which concern Mr. Chao in his capacity as a director of this public company and as an officer of a buyer group member. The court dismissed plaintiffs’ amended complaint on September 29, 2021. On February 8, 2022, the court entered judgment on its decision, ending the case in the district court. Plaintiffs appealed, and the case is currently going through appellate procedures before the Court of Appeals for the Second Circuit. The existence of the litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the trading price of our Class A ordinary shares and/or ADSs.

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

Our ADSs are currently traded on The Nasdaq Global Select Market. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

The time required for the exchange between our Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

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

In April 2014, our company completed the initial public offering and has been listed on The Nasdaq Global Select Market since then. Our company was incorporated under the laws of the Cayman Islands and is headquartered in Beijing, China. With offices throughout mainland China and Hong Kong, our principal place of operations is located at QIHAO Plaza 8/F, No. 8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China. Our telephone number is +86 10 5898-3336.

Weibo Corporation holds 100% of the equity of Weibo Hong Kong Limited, or Weibo HK, a company incorporated in Hong Kong, and 100% of the equity of WB Online Investment Limited, a company incorporated in the Cayman Islands. Weibo HK is our intermediary holding company in Hong Kong. WB Online Investment Limited mainly engages in investing activities.

Weibo HK holds 100% of the equity of Weibo Technology and 100% of the equity of Hangzhou Weishichangmeng Advertising Co., Ltd. Both Weibo Technology and this entity are our wholly owned subsidiaries in China. Weibo Technology’s principal business activities are the provision of technical and consulting services. The principal business activities of Hangzhou Weishichangmeng Advertising Co., Ltd are the provision of advertising and marketing services.

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

In December 2013, Weimeng acquired from SINA the entire equity interest in Beijing Weibo Interactive Internet Technology Co., Ltd., a PRC company engaged in the online game business, for a consideration of US$10.1 million.

In June 2015, we acquired from SINA the majority equity interest in Weibo Funds, which engage in the investment of start-up high-tech companies, for a consideration of US$22.0 million.

On December 8, 2021, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9898” through a global offering of Class A ordinary shares. We and SINA offered in aggregate of 12,453,620 Class A ordinary shares in the global offering (including the exercise of over-allotment option). We sold 5,500,000 Class A ordinary shares and raised US$178.4 million in net proceeds from the global offering, after deducting estimated underwriting fees and other offering expenses. SINA sold 6,953,620 Class A ordinary shares converted from the same number of Class B ordinary shares, including 1,453,620 Class A ordinary shares pursuant to exercise of the over-allotment option by the joint representatives of the international underwriters to purchase additional Class A ordinary shares. We received no proceeds from the sale of ordinary shares by SINA.

In December 2022, Weibo Hong Kong Limited, our wholly owned subsidiary, entered into an agreement to acquire from SINA Hong Kong Limited, a wholly owned subsidiary of SINA Corporation, the entire equity interest in Sina.com Technology (China) Co., Ltd., the owner of SINA Plaza in Beijing, China, for an aggregate consideration of approximately RMB1.5 billion.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our corporate website http://ir.weibo.com. The information contained on our website is not a part of this annual report.

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

Leveraging its early-mover advantage and its accumulated know-how and insights in the social media industry, Weibo has amassed a large user base in China and in Chinese communities in more than 190 countries around the world. We had 598 million MAUs and 257 million average DAUs in December 2023. The overwhelming majority of our users access our platform through mobile devices at least part of the time.

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

Weibo serves a wide range of users including ordinary people, celebrities, key opinion leaders, and other public figures or influencers, as well as media outlets, businesses, government agencies, charities, and other organizations, making it a microcosm of Chinese society. As a leading social media platform, Weibo allows people in China and the global Chinese communities to be heard publicly and exposed to the rich ideas, cultures, and experiences in a broader world.

Weibo offers comprehensive content formats as a social media platform. Weibo users can create, discover, consume and share various formats of content, including text, photo, video, live streaming, and audio on the Weibo platform. By aggregating various media formats, the Weibo platform allows content creators to have more diverse choices to create content in their most desirable ways, so that more enriched content could be generated and distributed across the platform. Weibo is also well positioned to capture the market trends in media format transformation. To capitalize on the trend of video, Weibo has launched a series of innovative initiatives to improve its video product offerings and to empower, attract and retain more video content creators to its platform.

To support these diverse content offerings, Weibo also has comprehensive coverage of content categories and content creators. The diversified content offerings on the Weibo platform cater to the evolving and broad interests of Weibo users and cultivate a more vibrant ecosystem on the Weibo platform.

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

Starting from a social media platform primarily focusing on text and photo, Weibo has rolled out different formats, such as video and live streaming, to meet users’ evolving demands. With its continuous efforts in capitalizing on new content formats, Weibo now offers a wide array of content format, content categories and content creators among social platforms in China. In addition to diversifying content formats, Weibo also plans to attract more users by further enriching its vertical content ecosystem, which is expected to fulfill the diverse interests and consumption needs of Weibo’s user community.

Weibo serves a wide range of users including ordinary people, celebrities, key opinion leaders, and other public figures or influencers, as well as media outlets, businesses, government agencies, charities, and other organizations. Weibo has collaborated with industry leading multi-channel networks to provide high-quality content that spans across various content verticals.

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

Each user’s relationship-based information feed displays a flow of feeds posted by that user and other users who he or she has opted to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize who they follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. To improve user experience, the relationship-based information feed has evolved from a chronological timeline to one with multiple dimensions, including content relevance, content quality, user interest, user engagement, and user relationships. Users can also customize their information feed by classifying followed accounts into different groups, e.g., friends, co-workers, celebrities, finance, sports and view feeds from each group separately.

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

●	Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, and pictures. based on keywords (hashtag), topics or recent popular trending. Through our powerful search function, users can efficiently acquire the most relevant information they seek in real time.
●	Discovery Zone. The discovery zone is the interface aggregating Search, Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie reviews, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interests in the discovery zone.
●	Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel. Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can watch live streaming content and movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo’s location-based services, users can locate popular points of interest, find information about them such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users.
●	Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion. Weibo hot search is our hot topic ranking chart which is calculated based on data mining of real-time search data on the Weibo platform, presenting to users the most breaking, real-time and trendy content. It is currently the go-to platform for hot trend discovery, consumption and discussion.

Self-Expression. We offer the following products to enable our users to express themselves on our platform:

●	Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A post is usually composed of text, and can include rich, descriptive and vivid content such as photos, short videos, live streaming and long-form articles.

●	Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo membership, which can be purchased mainly through monthly, quarterly, or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. We enable organizations to customize their Pages and to increase brand awareness, interact with followers, and perform marketing events, promotion activities, and advertisement campaigns on Weibo. We also enable businesses and other organizations to increase their business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.
●	Videos. Users can create, share and discover full-screen vertical and horizontal short videos. Videos allow users to more easily create and consume content, and have gained popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.
●	Top Articles. Top Articles satisfies users’ need for content creation and presentation. Users can create beautifully presented content through Top Articles, and then publish their content through Weibo, which will display the content through information feed.
●	Weibo Live Streaming. Weibo Live Streaming is an important media format on Weibo which satisfies the broadcasting demand of both individual users and business or organization users.
●	Review. By accessing the review function, users can leave a star rating and a review on various contents, including popular TV shows, movies, variety shows, music and dance performances, businesses such as restaurants and hotels, as well as tourist attractions.
●	Weibo Q&A. Weibo Q&A is our question-and-answer platform where users can engage in free Q&A as well as paid Q&A. The creation and interaction of user-generated content strengthens user engagement on Weibo.

Social. We offer the following mechanisms to promote social interaction between users on our platform:

●	Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s followers. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.
●	Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.
●	Topic Discussion. By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.
●	Super Topic. Super Topic is a community product to aggregate content around an influencer or a particular interest for users to follow. Users can join a Super Topic to access curated content, interact with users who share similar interests and participate in topic discussion.

●	@Mention. Users can involve others into a particular feed and engage with them through @Mention these other users in the feeds. Meanwhile, users can easily participate in topics under which they are mentioned by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users.

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

Promoted Marketing. Leveraging our large and engaged user base, and celebrities and key opinion leaders’ influence on the Weibo platform, our customers are enabled to amplify their visibility and the reach of their original marketing campaign, and thus achieve earned media on our platform. Our promoted marketing offerings include the following:

●	Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevance of the advertisement to the users. Super FST is an advertising platform specifically for our promoted feeds advertising products under a real time bidding system. By leveraging Weibo’s data insights, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increasing app installation rates and collecting sales leads. Customer can place information feeds advertisements either through our authorized distributor, or directly by themselves on Super FST. Super FST provides various advertising formats, such as multi-image post, image-text, video and matrix advertisements. Some of our differentiated promoted feeds advertising offerings include:
●	Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers or the audience that the customer would like to target, enabling customers to leverage celebrities and key opinion leaders’ rising influence on our platform.
●	Weibo Express is a promoted service mainly offered to customers with brand awareness purpose to reach and engage with a broad range of Weibo users; and
●	Promoted Trends and Search. Promoted trends and search products appear alongside user’s organic trends discovery and search behaviors, based on keywords, topics and trends. Promoted trends, which are labeled as “promoted,” appear among the list of trending topics, and can be virally distributed to reach broader audience on the platform. When a user clicks on a promoted trend, be will be redirected to the sponsor’s landing page. Promoted searches usually appear as the default keyword or topic in the search bar when triggered by users’ search behaviors of certain sponsored keyword or topic.

Products for Platform Partners

We seek to provide our platform partners with abundant tools and services, which improves Weibo’s content ecosystem with more diverse and high quality content, increases user engagement, enhances user experience, expands user scale and strengthens platform influence. Our platform partners include traditional and online media outlets, copyright content providers, key opinion leaders, multi-channel networks and other self-media, as well as app developers and data suppliers. We offer different products tailored to different types of platform partners, including:

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

●	Standardized products. Our standardized products to platform partners include, among others, Trends, Search, Video/Live Streaming, and Editing tools.
●	Customized products. We provide customized products such as content customization, pooling of copyright content and user interaction development to our platform partners.
●	Resource services. We provide our platform partners with operational resources to expand their brand influence, such as search list recommendation, trends list recommendation and Weibo app opening advertisements.

Products for key opinion leaders, multi-channel networks and other self-media. Self-media refers to organization partners with the ability to manage and provide services to top content creators on Weibo, such as multi-channel networks, unions and e-commerce partners. These top content creators produce various types of content on Weibo in the form of video, live stream, images and text. We provide self-media with standardized products and services to help them build up and monetize their social assets, which in return enables them to produce more content and attracts more self-medias to our platform. Our products and services to them include:

●	Back-end management. We provide standardized and specialized back-end management allowing key opinion leaders and self-media to monitor their traffic performance and manage their accounts in a scalable manner. Our back-end management services include, among others, management of accounts, data, resources and growth.
●	Traffic supports. We provide traffic distribution supports such as account recommendation, content recommendation and access to certain exclusive functions.
●	Product services. We provide self-media with product solutions for better displaying and promotion of its account and content through various channels, including information feeds, video feeds and users’ home pages.

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

Weibo Wallet. Our Weibo wallet product enables platform partners to conduct interest generation activities on Weibo, such as handing out “red envelopes” and coupons to other users to build a bigger and more active fan base, and drive purchase conversion. Weibo wallet also enables individual users to purchase different types of products and services on Weibo, including those that we offered, such as marketing services and membership, and those offered by our platform partners, such as e-commerce merchandises, financial products and virtual gifts.

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

We are a media platform in nature, and major Chinese internet companies, such as Tencent and Bytedance, that provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a social media platform featuring social networking services and providing a rich variety of multimedia contents, we are subject to intense competition from providers of similar services, such as social networking platforms and multimedia content platforms with social features. We are subject to intense competition from providers of similar services as well as potentially new types of online services. These services mainly include (i) messengers and other social apps and sites, such as Weixin/WeChat and QQ Mobile; (ii) multimedia apps (such as photo, video and live streaming), such as Douyin/TikTok, Kuaishou, Bilibili, Xiaohongshu, iQiyi, Tencent Video, Youku and Xigua Video; and (iii) news apps and sites operated by other major internet companies, including Tencent, Bytedance and NetEase. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

For value-added services, we mainly offer membership services, online game services, and social commerce solutions to users that enable them to conduct related activities on our platform. Consequently, our value-added service offerings compete with platforms which provide similar services to users. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including, but not limited to, providers of search services, web browsers and navigation pages.

We also face significant competition for advertising and marketing spending. A substantial majority of our revenues is generated from the sale of advertising and marketing services. We compete against businesses that offer such services, including, but not limited to, social media and social networking platforms, multimedia content platforms and online media platforms. We also compete with internet companies that offer online-to-offline, purchase solutions and other performance-based advertising services and digital media tailored to vertical industries, such as automobile and IT. We also compete against traditional media outlets for advertising and marketing spending.

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

Artificial Intelligence (AI). We have in-house designed a SIG recommendation engine. We have developed a comprehensive database of our users’ social interest graphs based on user actions such as Post, Repost, Comment, Like and Follow, and social relationships. Our SIG recommendation engine employs multiple algorithms, making it capable of realizing hyperscale online training, allowing us and our customers to push content to Weibo users that they are more likely to find interesting and relevant. We continually refine our recommendation engine to improve the relevance of information we push to users to increase user stickiness. In addition, we believe that advertisements can gain greater relevance from social context and become part of the user experience rather than an interruption of it.

We are incorporating generative AI features into our services for content creators and our user community. Through cooperation with generative AI service providers, we have rolled out tools to ease the process of content creation, therefore to enrich Weibo’s products and content ecosystem. The generative AI tools enable content creators to generate personalized posts in an efficient manner, which align with their unique voice and resonate with their audience. We also offer AI-powered chatbots designed for key opinion leaders and celebrities to automate conversations with their followers. These chatbots can intelligently generate human-like responses trained on historical data accumulated from various content categories across our platform. We believe these AI-driven features will drive higher user engagement, while saving time and resources, and improve the efficiency of operating content creators’ accounts on our platform. We plan to continually invest in these initiatives and offer these tools to more content creators.

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

Sales and Marketing

We maintain our own sales operations team. In historical periods before 2021, we classified our advertising business by customer type, namely, key account and small and midsize enterprise customers, and they were served by different sales force. The separation of sales force was mainly driven by the marketing needs of these two group of customers we observed. Back then, the marketing needs of key account customers were more brand-driven, which resulted in their focus on purchasing brand exposure products, while the marketing needs of small and midsize enterprise customers were usually performance-driven. However, with the development of the online advertising industry and the expansion of Weibo’s business over the years, the distinction between the needs of key account and small and midsize enterprise customers became less obvious and the classification of customer type by key account and small and midsize enterprise customers no longer fits our internal management and operational objectives. In order to address the market demand more efficiently, we have restructured our sales team at the end of fiscal year 2020 by eliminating the distinctions between the key account and small and midsize enterprise customer sales forces and merging the two teams together. We also stopped labelling the customers by key account and small and midsize enterprise customers and ceased tracking their data separately from the beginning of the fiscal year of 2021. We were also aware that the advertising demands of both key account or small and midsize enterprise customers have been shifting towards “branding-plus-performance” and we have adjusted our advertisement products accordingly. We transact business either directly with customers or through third-party advertising agencies.

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

SINA acts as one of our agents in servicing our advertising and marketing clients. We have signed an agreement with SINA relating to these sales and marketing services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA—Sales and Marketing Services Agreement” We will continue to offer integrated solutions to customers with both SINA’s and our advertising and marketing solutions. We believe that our advertising and marketing solutions are complementary to SINA’s.

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

Environmental, Social and Governance

We are committed to the vision of making the world a better place with the power of Weibo. Since our inception, we have been dedicated to serving our users, content creators, employees, customers and other stakeholders within our ecosystem. We have integrated environmental, social and governance consideration into our daily operations.

In 2023, we remain dedicated to fulfilling our social responsibilities through leveraging our community and operating our platform in a responsible manner. On April 19, 2024, we published our 2023 ESG (environmental, social and governance) annual report, which outlined our initiatives and performance in key ESG areas for the fiscal year of 2023.

Data privacy and cybersecurity. Protection of data privacy and cybersecurity are important components of our overall risk management program. Our information security management is integrated into our risk management program. For a detailed discussion, please see “Item 16K. Cybersecurity.”

Protection of minors. We launched “minors’ mode” in 2019 and we continually work to upgrade its features and settings to help keep minors safe and limit the sensitive content they can see on Weibo. We have curated educational content suitable for minors under this mode.

Quality content. We initiated the vertical content development strategy in 2015 and have been enriching vertical content to bring people of different interests to the platform of Weibo. We strive to create an ecosystem where our user community can find similar minds on Weibo, express themselves, and interact with each other. In addition, we have established a “machine learning plus manual inspection” model for content governance to efficiently identify misinformation and malicious speech on our platform.

Equality and diversity. We promote the value of an inclusive and diverse culture with gender equality, which we believe attracts the best talent. Adhering to our equal employment and development principle, our human resources decisions shall be based on each employee’s work performance, motivation, quality and specialty, regardless of gender, and in compliance with the rules and regulations.

Women hold various leader roles in our company, including Ms. Hong Du, our director, and Ms. Fei Cao, our chief financial officer. We will continue to work towards enhancing the gender diversity of our board of directors, including, within three years after the listing on the Hong Kong Stock Exchange, identify and recommend at least one female candidate to our board of directors for its consideration on appointment of a director, with the goal to achieve a higher percentage of female board representatives, subject to our directors (i) being satisfied with the competence and experience of the candidates after a holistic review process based on reasonable criteria; and (ii) fulfilling their fiduciary duties to act in the best interest of our company and the shareholders as a whole when deliberating on the appointment.

Environmental protection. We are committed to achieving carbon neutrality, improving energy and resource efficiency, and integrating the principle of green and low-carbon into our business operations. We track the carbon footprints of our daily operations and procurement processes. For instance, as a part of the data center site selection process, we integrate the energy efficiency levels of suppliers into selection criteria. We have also been implementing strategies and technologies to conserve energy and improve energy efficiency during the operations of data centers. As a leading social media platform, we partner with media, enterprises, government, and non-profit organizations to encourage individuals to participate in green projects, making us a strong advocate for the green philosophy.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2023, we have registered 313 patents and applied for an additional 75 patents with the PRC State Intellectual Property Office. As of December 31, 2023, we have registered 623 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “”, “” and “” trademarks.

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

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.” and “Item 3. Key Information—D. Risk Factors—D. Risks Relating to Our Business—We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.”

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

Regulation

The following description of PRC laws and regulations is based upon the opinion of Kewei Law Firm, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information—D. Risk Factors.”

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

The Cyber Security Law, issued by the Standing Committee of the National People’s Congress on November 7, 2016, and effective on June 1, 2017, requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyberspace Administration of China released the Provisions on the Administration of Microblog Information Services on February 2, 2018, which came into effect on March 20, 2018. These provisions provide the principal responsibilities of the microblog service providers, including authentication of true identity information; tiered and categorized management; rumor-dispelling mechanisms; industry self-discipline; social supervision; and administrative management. These provisions require microblog service providers to establish complete and comprehensive systems for registering users; verifying published information; managing posts, comments, and emergency responses; and providing education and training for practitioners; as well as implement a “chief editor system.” Microblog service providers are required to set up sound rumor-dispelling mechanisms, whereby it shall take the initiative to refute rumors when it finds that any microblog service user publishes or spreads any rumor or untruthful information. Furthermore, if new technology is adopted or if any update is made to add an application or function which enable discussion of news or social mobilization capabilities, it shall be reported to the local office of the Cyberspace Administration of China, autonomous region or municipality directly under the State Council for security assessment.

In order to comply with the abovementioned rules, we have added additional clauses into the agreements between the users of our microblog service and us requesting our microblog users to register using their real names.

On November 15, 2018, the Cyberspace Administration of China and the Ministry of Public Security jointly promulgated the Regulations for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity, which deem microblogging, live streaming, information sharing services as internet information having public opinion properties or social mobilization capacity. The service providers providing such services are required to conduct security assessments when they launch new online services, expand the functionality of their existing services, introduce new technologies or applications, experience a significant increase in user base, witness the spread of unlawful or harmful information, or any other circumstance identified by the cybersecurity authorities. These service provides are required to submit security assessment reports to the local cybersecurity authorities and public security bureau via the National Internet Security Management Service Platform.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation, formerly the State Administration for Industry and Commerce. Since 2005, the State Administration for Industry and Commerce has exempted most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations) that engage in advertising business from the requirement of holding an operating license for advertising in addition to a business license. We conduct our online advertising business through Weimeng, which holds a business license that covers online advertising in its scope of business.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the necessary approval has been obtained. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. For serious violations, the State Administration for Market Regulation or its local branches may order the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

On April 24, 2015, the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, effective on September 1, 2015 and last amended on April 29, 2021. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

On July 4, 2016, the State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet application programs in the form of texts, pictures, audio, video or other forms. These measures also impose a number of new requirements on internet advertisers. For example, paid search advertisements should be clearly distinguished from ordinary search results. In addition, consistent with the Advertising Law, these measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “Close” button to ensure “one click to close.” These measures also prohibit unfair competition in internet advertisement publishing, including (i) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; and (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization. Violation of these regulations may result in fine of up to RMB30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

On February 25, 2023, the State Administration for Market Regulation released the Measures for the Administration of Internet Advertising, which became effective on May 1, 2023. The goal of these measures is to ensure transparency, protect user rights and assign responsibilities to advertising agents, publishers, and platform operators. These measures provide guidelines for various forms of online advertisements, including pop-ups, open-screen, live-streaming, “soft text,” linked, auction ranked, algorithm-recommended, live streaming, and covert advertisements. For example, when promoting goods through “soft text” ads, the publisher must clearly indicate that it is an advertisement using a label. These regulations require internet platform operators to prevent and stop illegal advertisements, such as recording and storing user identity information, monitoring content, and using warnings or suspensions for users who publish illegal ads. Platform operators must also establish complaint and reporting mechanisms and cooperate with competent authorities. Platforms are not allowed to obstruct monitoring by the authorities. Violation of these measures may result in fines, confiscation of illegal profits, business operation suspension, and revocation of licenses. The administrative penalty decisions made by the governmental authorities will be publicly disclosed through the National Enterprise Credit Information Publicity System.

To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers or advertising agencies must comply with the laws and regulations.

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations, promulgated by the State Council in 2000, and were last revised in 2016, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services is a subcategory of value-added telecommunications services. According to the Catalogue of Telecommunications Business, most recently updated on June 6, 2019, the “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision service is under the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology or its provincial level counterparts.

The State Council issued the Administrative Measures on Internet Information Services concurrently with the Telecommunications Regulations in 2000 to regulate internet content provision services, which was subsequently amended on January 8, 2011. According to these measures, commercial internet content provision service operators must obtain an Internet Content Provision License from the government authorities before engaging in any commercial internet content provision operations within the PRC. These measures further stipulate that entities providing internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the approval of the national government authorities responsible for such areas prior to applying for an operating license from the government authorities.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the Ministry of Industry and Information Technology in 2001 and most recently revised in 2017, set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information service operator providing value-added telecommunication services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

To comply with these PRC laws and regulations, Weimeng holds an Internet Content Provision License issued by the Beijing Telecommunications Administration. In addition, Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide.

Regulations on Corporate Governance and Foreign Ownership in Value-Added Telecommunications Services

The establishment, operation, and management of companies in China are governed by the PRC Company Law, as last amended on December 20, 2023 and effective on July 1, 2024. According to the PRC Company Law, a company established in the PRC may take the form of a limited liability company or a joint stock company with limited liability. Each company is an independent legal entity with property rights. Foreign-invested companies established in PRC are also subject to the PRC Company Law. Shareholders of a limited liability company must fully pay in their subscribed registered capital within five years from the date of establishment of this company. Companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. This law also imposes greater personal liability for directors, supervisors and management. Violation of this law could lead to sanctions and penalties, including fines, orders to correct and public announcements of violations.

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council in 2001 and most recently amended in 2022, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%, except as otherwise stipulated by the state. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology and the Ministry of Commerce or their authorized local branches. Due to the limitation of foreign investment in value-added telecommunications services companies that provide internet information services, we would be prohibited from acquiring any equity interest in Weimeng. In addition, we believe that our contractual arrangements with Weimeng and its individual shareholders provide us with sufficient and effective control over Weimeng. Accordingly, we currently do not plan to acquire any equity interest in Weimeng.

The Notice of the Ministry of Industry and Information Technology on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, issued in 2006, prohibits domestic telecommunications services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. Either the holder of a value-added telecommunications business operating license or its shareholders must legally own the domain names and trademarks used by such license holder in providing value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in the PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 26, 2019, effective from January 1, 2020. The Foreign Investment Law and its implementation regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and its implementation regulations reference a negative industry list for foreign investment’s access into various PRC domestic industries. This negative list has been updated from time to time by the State Council and sets forth industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021) effective on January 1, 2022, the ultimate foreign equity ownership of a value-added telecommunications service (other than e-commerce, domestic multi-party communications, storage-forwarding and call centers) provider in the PRC may not exceed 50%.

The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not support contracted parties to claim foreign investment contracts in sectors not on the negative list as void because the contracts have not been approved or registered by administrative authorities. In addition, courts in China shall support contracted parties who claim (i) foreign investment contracts for sectors prohibited by the negative list as void, or (ii) foreign investment contracts in sectors where foreign investment is restricted as void because the contracts have violated the restrictions in the negative list.

To comply with these PRC regulations, we operate our platform through Weimeng. Weimeng is currently owned by four PRC employees of our company or SINA, Y. Liu, W. Wang, W. Zheng and Z. Cao, and a third-party minority stake holder, WangTouTongDa (Beijing) Technology Co., Ltd. Weimeng holds an Internet Content Provision License and an Online Culture Operating License. Weimeng owns the domain names related to its operations and our platform (weibo.com, weibo.cn, and weibo.com.cn), while the trademarks relating to our operations are held by Weibo Technology, Weimeng and SINA’s subsidiaries. Due to the fact that trademarks owned by SINA’s subsidiaries contain SINA’s Chinese name or logo, such trademarks cannot be transferred to us. However, each of SINA’s subsidiaries has granted an exclusive license to Weimeng for its use of such trademarks. If the PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the regulations and the trademarks relating to our operations must be held by Weimeng, we may need to transfer these trademarks to Weimeng, which could severely disrupt our business.

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

Internet content provision service operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of Internet Content Provision License holders that violate any of the abovementioned content restrictions, order them to suspend their operations, or revoke their Internet Content Provision Licenses.

On February 4, 2015, the Cyberspace Administration of China promulgated the Administrative Provisions on Account Names of Internet Users, which became effective as of March 1, 2015. These provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements,” including observing the laws and regulations, protecting state interests, as well as ensuring the authenticity of any information they provide. Internet information service providers are responsible for protecting users’ privacy, the consistency between user information, such as account names, avatars, and the requirements set forth in these provisions, making reports to the competent authorities regarding any violation of these provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

On October 26, 2021, the Cyberspace Administration of China issued draft Administrative Provisions on the Account Names of Internet Users, revising the Administrative Provisions on Account Names of Internet Users. This draft provides that when registering an internet account, the user shall execute an agreement with the internet user account services platform, provide authentic identity information, and obey the rules of the platform. Internet user account service platforms shall establish, improve and strictly implement account name information management system, information content security system, and personal information protection system. Internet user account service platforms should also establish protocols to ensure authenticity of account and user identity information. When an Internet user account is in violation of the provisions of this draft, the internet user account service platform shall suspend the service and inform the user to correct the issue within a limited time frame; and if the user refuses to correct it, the account shall be closed. As of the date of this annual report, this draft has not been formally adopted.

On August 25, 2017, the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Follow-up Comment Services, which was amended on November 16, 2022 with effect from December 15, 2022. These provisions provide that internet follow-up comment service providers must verify the identification information of registered users, establish and improve user personal information protection systems, as well as establish and improve internet follow-up comment review and administration systems for real-time monitoring of user comments and emergency responses.

On August 25, 2017, the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Forum and Community Services, which became effective on October 1, 2017. These provisions provide that internet forum and community service providers must assume primary responsibility for establishing and improving real-time information verification, emergency response capabilities, and personal information protections as well as other information security administration systems to institute preventative safety measures with employed professionals and necessary technical support for performing these duties.

On September 7, 2017, the Cyberspace Administration of China promulgated the Provisions on the Administration of Information Services Provided through Chat Groups on the Internet, which became effective as of October 8, 2017. These provisions require information service providers to verify the identification information of users of information services through internet chat groups and take necessary measures to protect user safety and personal information.

On September 7, 2017, the Cyberspace Administration of China promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, as amended on January 22, 2021 and became effective on February 22, 2021. Pursuant to these provisions, official accounts, or public accounts on certain social media, refer to subscription accounts created and run by users of internet platforms to distribute information to the public. These platforms are required to establish and improve a management system for user registration, information content security, content ecology, data security, personal information protection, intellectual property protection and credit assessment, and a monitoring and evaluation mechanism for public accounts, to prevent fraud such as false account subscriptions and interaction counts. Platforms shall also establish and disclose management rules and platform codes with respect to information content production and public account operation, both of which shall be filed with the local cyberspace administrator. These provisions also require platforms to verify the consistency of user information on the platform with the user’s real identity and prohibit the operators of public accounts from illegally transferring those accounts to others. Furthermore, platforms shall establish and improve mechanisms to deal with online rumors and other false information. When cooperating with account operators, platforms shall regulate and manage business acts such as e-commerce sales, advertisement publishing, and user reward. In addition, platform operators are obligated to prevent false advertisements and commercial fraud from occurring on their platforms.

On December 15, 2019, the Cyberspace Administration of China promulgated the Regulations on the Ecological Governance of Network Information Content, effective from March 1, 2020, which specify the content scopes that are encouraged, prohibited or prevented from producing, re-producing and publishing. The network information content producers should take measures to prevent and resist the production of content that uses exaggerated titles that are inconsistent with the content, may incite racism or discrimination against geographic region, and propagates gossip and scandals. The network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism of the network information, improve system for user registration, account management, information publishing review, and emergency response. The network information content service users, network information content producers and network information content service platforms should not, through manual or technical means, carry out acts, such as traffic falsification, traffic hijacking, false registration of account IDs, illegal trading of account IDs, or manipulation of user account IDs, that destroy network ecology.

The Cyberspace Administration of China launched a “Fan Group Chaos Rectification” special action on June 15, 2021, followed by the issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to curb inappropriate actions in online fan groups for celebrities, specifically, in various fans interactive features and functions to curb attacks, stigmatization, fans community fiction and hostilities and the spread of other harmful information. This notice requested the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spending money on supporting idols, or act as the organizer or manager of a fan group.

On October 26, 2021, the Cyberspace Administration of China issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requests internet platforms to monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal actions and to promptly report to the competent authorities in such event.

On June 27, 2022, the Cyberspace Administration of China promulgated the Administrative Provisions on the Account Information of Internet Users, with effect from August 1, 2022, which provides guidelines on registration and use of internet accounts by internet users and management of internet account information by internet information service providers. The internet information service providers shall be responsible for performing the management obligations of internet account information. These providers shall have adequate professional personnel and technical capacity commensurate with their service scales, and establish and strictly implement the management rules on verification of identity information, verification of account information, security of information content, ecological governance, emergency responses, and personal information protection.

On September 9, 2022, the Cyberspace Administration of China, the Ministry of Industry and Information Technology and State Administration for Market Regulation jointly issued the Administrative Provisions on Internet Pop-up Window Information Notification Services, with effect from September 30, 2022, which provides that internet pop-up window information notification services providers shall be responsible for the management of information content, and shall establish and improve management rules on information content review, ecological governance, data security, personal information protection and protection of minors.

To comply with these PRC laws and regulations, we have removed the function of star power list on our platform and adopted internal procedures to monitor content displayed on our platform, including a team of employees dedicated to screening and monitoring content uploaded on our platform and removing inappropriate or infringing content.

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

Regulations on Information Security

Internet content in China is regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress and amended in 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets forth elevated security requirements for operators of “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. The Cyber Security Law also provides that the Cyberspace Administration of China and departments, upon discovery of any publication or transmission of information prohibited by laws or administrative regulations, shall request the network operators to stop the transmission, take disposal measures such as deletion, and keep records. The Cyberspace Administration of China will notify other departments to take technological and other measures to block the transmission of any information sourced from outside the territory of China.

On March 15, 2019, the Cyberspace Administration of China and the State Administration for Market Regulation jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users. The institution designated for this certification is the China Cybersecurity Review Technology and Certification Center. This institution has the right to appoint testing agencies to inspect technical capabilities and business operations for the certification.

On December 28, 2021, 12 PRC governmental authorities including the Cyberspace Administration of China issued the Measures for Cybersecurity Review, with effect from February 15, 2022, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure” or the data processing activities by a network platform operator. According to these measures, “network products and services” primarily refer to core network equipment, important communication product, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure, cyber security or data security.

According to the Measures for Cybersecurity Review, before purchasing any network products or services, an operator of “critical information infrastructure” shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the Cybersecurity Review Office if national security will or may be affected. To apply for a cybersecurity review, the operator of “critical information infrastructure” shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements and the draft contracts, and (iv) other necessary materials. The cybersecurity review will evaluate the potential impact on national security due to the purchase of network products and services, taking into consideration of the following factors, (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged after using these products or services, (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services, (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade, and (iv) the risk of any core data, material data or a large amount of personal information being stolen, leaked, damaged illegally used, or illegally transferred abroad.

If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and the authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On September 22, 2020, the Ministry of Public Security published the Guidelines on Cybersecurity Protection System and Critical Information Infrastructure Security Protection System, which require competent authorities of public communication and information services, energy, transportation, water conservancy, finance, public services, electric governmental services, national defense science, technology and industry and other important industries and fields to formulate rules to identify critical information infrastructure in their respective industries fields, and furnish a list of identified entities with the Ministry of Public Security. Specifically, key protected assets, such as basic networks, large private networks, core business systems, cloud platforms, big data platforms, internet of things, industrial control systems, intelligent manufacturing systems, new internet and emerging communication facilities that meet the requirements for identification should be identified as critical information infrastructure.

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

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to these regulations, a “critical information infrastructure” means an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The governmental departments and supervision and management departments of these important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, effective from November 1, 2021. The PRC Personal Information Protection Law requires that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall be responsible for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Violations of these rules may result in sanctions and penalties such as orders to correct, suspension or termination of the provision of services, confiscation of illegal income, and fines.

On November 14, 2021, the Cyberspace Administration of China published a discussion draft of Management Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also provided that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, this draft required data processors processing over one million users’ personal information to comply with the regulations on important data processors, including appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. This draft also stated that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the Cyberspace Administration of China before January 31 of each year. Further, this draft required internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and reported to local branch of the Cyberspace Administration of China for approval. The Cyberspace Administration of China solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 24, 2023, the CSRC together with other PRC governmental authorities issued the Provisions on Strengthening the Management of Confidentiality and Archives regarding Overseas Securities Offerings and Listings by Domestic Companies, with effect from March 31, 2023, pursuant to which, domestic companies, securities companies and securities service institutions involved in the overseas offerings and listings by PRC domestic companies, either in direct or indirect form, must establish a system of confidentiality and archival management to prevent disclosure of state secrets or harm to the state and public interests. These provisions require domestic companies involved in overseas offerings and listings to obtain approval from the competent authority and file with the secrecy administrative department at the same level before providing or publicly disclosing any document or material that involves state secrets or working secrets of state organizations. They must strictly follow the procedures in accordance with regulations to provide any document or material, the leakage of which may have adverse effects on national security or public interests. PRC domestic companies must provide statements to securities companies and securities service institutions indicating that they have followed these requirements. Additionally, domestic companies must enter into a confidentiality agreement with securities companies and securities service institutions to specify their confidentiality obligations and liabilities in accordance with laws and regulations. Working papers produced by securities companies and securities service institutions within the PRC for overseas offerings and listings shall also be stored within the PRC. These provisions also require domestic companies to complete necessary procedures before providing accounting archives to entities, including securities companies, securities service institutions, overseas regulators, and individuals. PRC domestic companies, securities companies and securities service institutions must obtain the necessary approval before providing documents and information in response to inspections and investigations by overseas regulators. These inspections and investigations should be conducted via the cross-border supervision mechanism whereby the PRC regulators will provide necessary assistance.

Because Weimeng is an internet content provision operator, we are subject to laws and regulations relating to information security. To comply with these laws and regulations, Weimeng has completed the mandatory security filing procedures with local public security authorities. We regularly update our information security and content-filtering systems based on any newly issued content restrictions, and maintain records of user information as required by the laws and regulations. We have also taken measures to delete or remove links to content that, to our knowledge, contains information that violates PRC laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our platform, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the authorities, and it may not be possible to determine in all cases what content could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our website increase. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo.”

Regulations on Algorithm Recommendations and Generative AI

On February 7, 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that online platform operators who use technological advantages, such as data and algorithms, to eliminate or restrict competition or impose price restrictions or exclusivity requirements on users may be deemed as committing an abuse of dominant market position.

On December 31, 2021, the Cyberspace Administration of China, together with the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation, jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given an option to easily turn off algorithm recommendation services.

On November 25, 2022, the Cyberspace Administration of China, together with the Ministry of Industry and Information Technology, the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, with effect from January 10, 2023, which require deep synthesis service providers having public opinion properties or social mobilization capacity to complete the filing procedures under the Administrative Provisions on Algorithm Recommendation of Internet Information Services.

On July 13, 2023, the Cyberspace Administration of China released the Interim Administrative Measures for Generative Artificial Intelligence Services, with effect from August 15, 2023, pursuant to which, any entity or individual that utilizes generative AI technology to provide texts, pictures, audio, video or other content generation services to the public within the territory of PRC shall assume the responsibility as a content producer for the content generated by generative AI technology. If personal information is involved, these providers are required to take the responsibility as the personal information processors and protect personal information. Furthermore, the providers providing generative AI services with attributes of public opinions or capable of social mobilization must apply for security assessments from the national cyberspace authority and follow algorithm filings procedures. These providers are also required to adhere to certain principles, including ensuring that the content created by generative AI aligns with societal morals and does not threaten national security, taking measures to avoid discrimination, ensuring the accuracy of generated content, and respecting intellectual property rights. If any illegal generated content is discovered, these providers must timely take measures such as termination of generation and transmission of inappropriate content, prevent the recurrence through model optimization training and other methods, and report to the authorities. These providers shall label pictures, videos, and other AI-generated content in accordance with the Administrative Provisions on Deep Synthesis of Internet Information Services.

We have been advised by our PRC counsel, Kewei Law Firm, that our current practices are in compliance with effective laws and regulations governing algorithm recommendation, deep synthesis and generative AI services in all material aspects as of the date of this annual report. However, since these laws and regulations are evolving rapidly, significant uncertainties still exist with their interpretation and implementation, and the potential impact on our business operations is still substantially uncertain. For a detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our use of artificial intelligence (AI) or other emerging technologies could adversely impact our business and financial results.”

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

The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the Ministry of Industry and Information Technology and effective in 2012, stipulate that internet content provision operators must not, without user consent, collect user personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet content provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information. In addition, an internet content provision operator may only use such user personal information for the stated purposes under the internet content provision operator’s scope of service. Internet content provision operators are also required to ensure the proper security of user personal information, and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening the Protection of Online Information. Most requirements under the decision that are relevant to internet content provision operators are consistent with the requirements already established under the Ministry of Industry and Information Technology provisions mentioned above, though often stricter and broader. Under the decision, if an internet content provision operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. Internet content provision operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. Internet content provision operators are further prohibited from divulging, distorting or destroying of any such personal electronic information, or selling or proving such information to other parties. The decision also requires that internet content provision operators providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations and website closures.

On July 16, 2013, the Ministry of Industry and Information Technology issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are applicable to internet content provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet content provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. When a user stops using the internet service, the internet content provision operators are required to cease any collection or use of the user personal information and de-register this user’s account. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an internet content provision operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the internet content provision operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the order states that violators may face warnings, fines, and disclosure to the public and, in most severe cases, criminal liability.

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

On January 23, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, and the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs.

On August 22, 2019, the Cyberspace Administration of China issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On November 28, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and State Administration for Market Regulation jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by APPs, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law enhances the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to the safety of people or property, including information on biometric characteristics, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information processing activities, and adopt necessary measures to safeguard the security of the personal information they process. Failure to comply with the Personal Information Protection Law may subject the personal information processors to orders to correct its operations, suspension or termination of the provision of services, confiscation of illegal income, fines or other penalties.

On July 7, 2022, the Cyberspace Administration of China promulgated the Outbound Data Transfer Security Assessment Measure, which took effect on September 1, 2022. Pursuant to these measures, a data processor shall apply for security assessment with the competent authority before any outbound data transfer if the transfer involves (i) important data; (ii) personal information transferred overseas by a critical information infrastructure operator and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the Cyberspace Administration of China. Furthermore, on August 31, 2022, the Cyberspace Administration of China promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the Cyberspace Administration of China.

On February 22, 2023, the Cyberspace Administration of China promulgated the Personal Information Outbound Transfer Standard Contract Measures, with effect from June 1, 2023. These measures apply to the provision of personal information to any overseas recipient by a personal information processor through executing standard contract for personal information outbound transfer with such overseas recipient. The personal information processor who provides personal information to any overseas recipient through standard contract shall meet the following criteria: (i) it is not a critical information infrastructure operator; (ii) it handles personal information of less than one million individuals; (iii) it provided personal information of less than 100,000 individuals in aggregate to overseas recipients since January 1 of the previous year; and (iv) it provided sensitive personal information of less than 10,000 individuals in aggregate to any overseas recipients since January 1 of the previous year. These measures also require a personal information processor to conduct a personal information protection impact assessment before providing any personal information to an overseas recipient and complete the filing with local cybersecurity authority within 10 working days from the effective date of the standard contract.

In March 2024, the Cyberspace Administration of China issued the Provisions on Promoting and Regulating Cross-border Data Flows, which required following types of cross-border data transfers to go through security assessments, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the outbound transfer of personal information of over one million people or sensitive personal information of over 10,000 people in aggregate since January 1 of the relevant year. Furthermore, when data processors that are not critical information infrastructure operators engage in the outbound transfer of the personal information of over 10,000 people but less than one million people or the sensitive personal information of less than 10,000 people within one calendar year, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or obtain a certification for the protection of personal information. These provisions clarified that data processors do not need to treat any data as “important data” the outbound transfer of which requires security assessments if government authorities have not declared or notified them that the data are “important data.” Data processors are exempt from applying for data export security assessment, entering into personal information export standard contracts or passing personal information protection certification with respect to (i) the outbound transfer of data collected and generated during international trade, cross-border transportation, academic cooperation, transnational production and manufacturing, and marketing activities that do not include personal information or important data, and (ii) the personal information collected and generated abroad by data processors, which is then transmitted to domestic locations for processing before being transferred outbound and does not involve the introduction of domestic personal information or important data during the processing. The free trade pilot zones may independently formulate a list of data that requires data export security assessment, personal information export standard contracts, and personal information protection certification management.

To comply with these laws and regulations, we require our users to accept terms of services under which they agree to provide certain personal information to us, to have established information security systems protect user privacy and to have such information filed with the Ministry of Industry and Information Technology or its local branch as required. If Weimeng, which is an internet content provision operator, violates PRC laws in this regard, the Ministry of Industry and Information Technology or its local bureau may impose penalties and Weimeng may be liable for damages caused to their users. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

On May 25, 2018, General Data Protection Regulation was promulgated for the protection of natural persons with regard to the processing of personal data and the free movement of such data. These regulations apply directly in all European Union member states from May 25, 2018 and apply to companies with an establishment in the European Economic Area, and to certain other companies not in the European Economic Area that offer or provide goods or services to individuals located in the European Economic Area or monitor individuals located in the European Economic Area. These regulations implement more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information and pseudonymized data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities.

The activities of data processors will be regulated for the first time, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the General Data Protection Regulation, and negotiating such updates may not be fully successful in all cases. Failure to comply with laws of the European Union, including failure under the General Data Protection Regulation and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability.

Regulations on Anti-Monopoly and Anti-Unfair Competition

On September 2, 1993, the Standing Committee of the National People’s Congress adopted the Anti-Unfair Competition Law of the PRC, which took effect on December 1, 1993, and was amended on April 23, 2019. According to the Anti-Unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-Unfair Competition Law in the production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks.

On August 17, 2021, the State Administration for Market Regulation issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities.

On December 24, 2021, the National Development and Reform Commission together with other eight governmental authorities jointly issued the Opinions on Promoting the Healthy and Sustainable Development of the Platform Economy, which provides that monopolistic agreements, abuse of market dominant position and illegal concentration of business operators in the platform economy will be strictly investigated and punished in accordance with the laws.

On June 24, 2022, the Standing Committee of the National People’s Congress amended the PRC Anti-Monopoly Law, which came into effect on August 1, 2022. This law increases fines for illegal business concentration to a maximum of 10% of the operator’s previous year’s sales revenue if the concentration has the potential to exclude or limit competition. The fine could be up to RMB5 million if the concentration has no effect of excluding or limiting competition. This law also mandates that the PRC authorities can order operators to report concentration, even below the filing threshold, if there is evidence of potential anti-competitive harm.

On March 10, 2023, the State Administration for Market Regulation issued four implementing rules to provide further clarity on the new Anti-Monopoly Law. These rules include provisions for curbing abuse of administrative power, prohibiting monopoly agreements, preventing abuse of market dominance, and reviewing undertakings’ concentration.

On January 22, 2024, the State of Council promulgated the amended Provisions of the State Council on Thresholds for Prior Notification of Concentration of Undertakings, which took effect upon release. Any transaction that satisfies either of the following standards must be filed with the anti-monopoly law enforcement agency under the State Council before its consummation: (i) during the previous fiscal year, the total worldwide turnover of all undertaking participants exceeded RMB12 billion and at least two of these participants each had a turnover of more than RMB800 million within China, or (ii) during the previous fiscal year, the total turnover within China of all undertaking participants exceeded RMB4 billion and at least two of these participants had a turnover of more than RMB800 million within China.

In 2021 and 2022, the State Administration for Market Regulation issued three administrative penalties on Weimeng Chuangke regarding alleged illegal concentration of business operators under the Anti-Monopoly Law, each of which resulted in a fine of RMB500,000 for concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke has timely paid the fines as required. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

Regulations on Internet Finance

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, the Ministry of Industry and Information Technology and the China Banking Regulatory Commission, which was re-organized into the China Banking and Insurance Regulatory Commission in March 2018, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance. These guidelines call for active government support for China’s internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. These guidelines specify that the China Banking and Insurance Regulatory Commission will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising. These guidelines provide additional requirements for China’s internet finance industry, including the use of custodial accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In August 2016, four PRC regulatory agencies, including the China Banking and Insurance Regulatory Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security and Cyberspace Administration of China, published the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries. These measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, these measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require that (i) online lending intermediaries intending to provide online lending information agency services, and their subsidiaries and branches, must make record-filing with local financial regulatory authorities with which they are registered after obtaining the business license; (ii) online lending intermediaries operating telecommunication services must apply for necessary telecommunication service licenses after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) online lending intermediaries must materially specify the online lending information intermediary in their business scopes.

In October 2016, the China Banking and Insurance Regulatory Commission, the Ministry of Industry and Information Technology and the SAIC jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies to establish and improve the record-filing mechanisms for online lending intermediaries. According to these guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of these guidelines, the local financial regulatory authority shall, pursuant to the arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by the authorities.

In August 2017, the General Office of the China Banking and Insurance Regulatory Commission released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries. These disclosure guidelines emphasize the information disclosure requirement by an online lending intermediary and further, stipulate the details of the frequency and scope of such information disclosure. Any violation of the information disclosure guidelines by an online lending intermediary may subject it to certain penalties under the Administration of Business Activities of Online Lending Information Intermediaries. In addition, the information disclosure guidelines require online lending intermediaries that do not fully comply with the information disclosure guidelines in conducting their business to rectify within six months after the release of the information disclosure guidelines.

On March 28, 2018, the Office of the Leading Group for the Special Rectification of Internet Financial Risks issued the Notice on Strengthening the Remediation of Asset Management Business through the Internet and Carrying out Acceptance Work. Under this notice, asset management companies that have obtained the qualification for sales of asset management products shall only engage in public fund-raising from the sales of asset management products, and shall not participate in the “targeted entrustment plan,” “targeted financing plan,” “financial management plan,” “asset management plan,” or “transfer of income rights,” relying on the internet to issue and sell asset management products for public fund-raising without permission.

In March 2019, the Beijing Internet Finance Industry Association issued a Notice on the Launch of the Citywide Inspection Action and the Risk Reminder Letter on the Enterprises Providing Diversion Services to Non-Licensed Lending Institutions. This notice and letter summarized the findings of this association’s investigation into the online “Cash Loan” business. It was discovered that numerous internet and social media platforms, not licensed as lending institutions, engaged in unlicensed “Cash Loan” or “Excess-interest Loan” business via diversion practices undertaken in cooperation with licensed lenders. The Beijing internet Finance Industry Association ordered non-compliant enterprises to terminate all the selling of non-compliant “Cash Loan” products provided by associated institutions immediately and keep record of all historical data in that connection.

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

On December 29, 2020, the Reply by Supreme People’s Court to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending was issued. Pursuant to this interpretation, seven types of local financial organizations are considered to be “financial institutions established upon approval by financial regulatory authorities,” which included, including loan companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities. The new judicial interpretation on private lending is not applicable to the institution mentioned above in respect of disputes arising from their engagement in the financial businesses.

On February 19, 2021, the Notice of General Office of the China Banking and Insurance Regulatory Commission on Further Regulating the Internet Lending Business of Commercial Banks was issued. Under this regulation, if a commercial bank and a cooperative agency jointly contribute to the issuance of internet loans, (i) management requirements for the range of capital contribution proportion shall be strictly implemented, (ii) the capital contribution proportion of the cooperative party in a single loan shall not be less than 30%, and (iii) the bank’s balance of loans granted with a single cooperative party (including its affiliated parties) shall not exceed 25% of the net tier 1 capital of the bank. The balance of internet loans jointly issued by a commercial bank and a cooperative agency shall not exceed 50% of the bank’s balance of total loans granted by the bank. Also, this regulation imposes strict control over cross-regional operations. A local corporate bank that engages in internet lending business shall provide services for local clients and shall not carry out internet lending business beyond the jurisdiction of its registration place. However, a corporate bank that has no physical business outlets, mainly carries out its business online, and meets other conditions prescribed by the China Banking and Insurance Regulatory Commission is excluded.

On March 12, 2021, the People’s Bank of China issued the Announcement of the People’s Bank of China [2021] No. 3. Under this announcement, all loan products shall explicitly indicate their annualized loan interest rate by displaying to the borrower in a conspicuous manner when marketing it through any website, mobile application, poster or any other channel, as well as state such annualized interest rate in the loan contract executed, and all loan products may also have information such as the daily interest rate or the monthly interest rate displayed at the same time; provided that it is not in a manner more conspicuous than the annualized interest rate.

On January 13, 2021, the China Banking and Insurance Regulatory Commission and the People’s Bank of China issued the Circular of the General Office of the China Banking and Insurance Regulatory Commission and the General Office of the People’s Bank of China on Matters Relating to Regulating the Personal Deposit Business Conducted by Commercial Banks through the internet. Under such circular, commercial banks are prohibited to conduct time deposit or time-demand optional deposit business through any non-self-operating online platform, including, but not limited to, providing such services as marketing publicity, product display, information transmission, purchase access, and interest subsidy through a non-self-operated online platform.

On September 27, 2021, the People’s Bank of China issued the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures prohibit financial institutions from carrying out commercial cooperation with market institutions that have not obtained the qualifications for credit reporting business in accessing credit information.

To comply with these laws and regulations on internet finance service, we have made necessary adjustments to the services available through Weibo wallet from time to time over the past several years. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may face certain risks related to financial products available on our Weibo wallet.”

Regulations on Online Game Operations and Cultural Products

Online Cultural Products

The Provisional Regulations for the Administration of Online Culture, issued by the Ministry of Culture in 2003 and further revised in 2004, 2011 and 2017, apply to entities engaging in activities related to “internet cultural products,” which include cultural products that are produced specifically for internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. According to these Regulations, commercial entities are required to apply to the local branch of the Ministry of Culture for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of internet cultural products; the dissemination of online cultural products on the internet or the transmission of such products via internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or internet surfing service sites such as internet cafes; or the holding or exhibition of contests related to internet cultural products.

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

Weimeng currently holds an Online Culture Operating License issued by the Beijing Municipal Bureau of Culture and Tourism on January 2, 2024 and valid through December 30, 2026.

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

The Administrative Provisions on Online Publishing Services, which were jointly issued by the Ministry of Industry and Information Technology and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and took effect on March 10, 2016. These provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC is subject to these provisions. Any internet publishing services provider is required to obtain an online publishing service license to engage in online publishing services. Online publications refer to digital works which have publishing features such as having been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and others. Any online game shall obtain approval from the regulator before it is launched online. According to the negative list, foreign investment is prohibited from entering into the publishing service industry.

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

On August 30, 2021, the National Press and Publication Administration issued the Notice on Further Strict Management to Prevent Minors from Indulging in Online Games, which requires all online game operators to provide services to minors only on any Friday, Saturday, Sunday and statutory holidays from 8:00 p.m. to 9:00 p.m., i.e., for one hour, and not to provide online games in any form to users who have not registered or logged in with their real names. In addition to the real-name registration system already in place, we have adjusted the systems in the games that we operated to comply with the requirements under this notice.

On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority oversees online game publishing activities nationwide while local authorities at county level and above are responsible for supervision within their respective administrative regions. Online games should set spending limits and ban daily log-in rewards according to these draft measures. These draft measures also propose to ban large tips for rewards to players who livestream their games and prohibits online games from offering probability-based luck draw features to minors. As of the date of this annual report, these draft measures have not been formally adopted.

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

On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which stipulated that (i) in-game currency shall be used only for exchanging in-game products and services provided by the operator, and shall not be used to pay for or purchase physical objects or exchange products and services of other entities; (ii) online game publishers shall not exchange the virtual items of online games obtained by users into legal tender; and (iii) where online game virtual items can be exchanged for small-value physical objects, the contents and value of such physical objects shall comply with the national laws and regulations. As of the date of this annual report, this draft has not been formally adopted.

Regulations on Protection of Minors

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

The Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, issued by the General Administration of Press and Publication, the Ministry of Industry and Information Technology, the Ministry of Education and five other governmental authorities in 2011, imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. Its main focus is to prevent minors from using an adult ID to play internet games. The operation of an online game may be terminated if the operator is found to be in violation of this notice.

The Implementation of Online Game Monitoring System of the Guardians of Minors, a circular jointly issued by the Ministry of Culture, the Ministry of Industry and Information Technology and six other central government authorities in 2011, aimed to provide specific protective measures to monitor the online game activities of minors and curb addictive online game play behavior by minors. Under this circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system was formally implemented on March 1, 2011.

The Work Plan for the Integrated Prevention of Minors’ Online Game Addiction, jointly issued by the General Administration of Press and Publication, the Ministry of Education, the Ministry of Culture, the Ministry of Industry and Information Technology and 11 other PRC government authorities on February 5, 2013, implemented integrated measures by different authorities to prevent minors from becoming addicted to online games. Under the work plan, the current regulations regarding online games will be further clarified and additional implementation rules will be issued, and as a result, online game operators will be required to implement additional measures to protect minors.

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

On October 17, 2020, the Standing Committee of the National People’s Congress revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, including (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as gaming, live streaming, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online gaming service providers must request minors to register and log into online games with their valid identity information, (iv) online gaming service providers must categorize games according to the PRC rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate games or gaming functions, and (v) online gaming service providers may not provide online game services to minors from 10:00 p.m. to 8:00 a.m. the next day.

On May 7, 2022, Cyberspace Administration of China, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, which stipulate the requirements for live streaming platforms in respect of strengthening real-name registration, prohibiting minors from virtual gifting and restrictions on providing live streamer services to minors. Pursuant to these opinions, online platforms are not allowed to rank, introduce or recommend any live streaming performers solely by the monetary value of virtual gifts that they have received from users, or to rank users based on the monetary value of virtual gifts that they have sent to live streaming performers. Online platforms shall procure that, during the peak hours (from 8.00 p.m. to 10.00 p.m.) every day, no live streaming performer shall engage in “PKs” (i.e., a real-time interactive competitive game between two performers) against another performer for more than twice.

Weimeng has been communicating with the government authority for the application of an internet publishing permit. We have adopted our anti-fatigue and real name registration systems.

On December 22, 2023, the National Press and Publication Administration issued the Administrative Measures for Internet Games (Draft for Comment), which provided detailed regulations for the protection of minors in online gaming operations. These rules include, but are not limited to: (i) strict control over the duration and time minors spend playing online games, (ii) prohibition of minors from accessing games that may easily lead to addiction or contain inappropriate content for minors, and (iii) prohibition of the provision of certain services to minors, such as account rental and sale, in-game currency and virtual item trading, game boosting or game levelling services, and probability-based luck draw features. As of the date of this annual report, the draft has not been formally adopted.

On September 20, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, effective on January 1, 2024. These measures impose additional obligations on network platform service providers who have significant number of minor users or significant impact on the minor population. For example, these service providers are required to (i) consider the characteristics of the physical and mental development of minors when designing, researching, developing and operating network platform services and regularly assess the impact of the protection of minors in cyberspace, (ii) set up a special mode or zone for minors that allows minors to access products or services beneficial for their physical and mental well-being, and (iii) form an independent body primarily composed of external members to supervise the protection of minors in the cyberspace. Network services providers who provide the services of information publishing and instant messaging to minors shall require the minors or their guardians to provide the minors’ identity information in accordance with laws. Online games, live-streaming, online audio and video, social networking and other network service providers should set reasonable limitations on the amount minors at different ages can spend per transaction and per day in total in the use of their services and should not provide paid services to minors incompatible with their civil capacity. The personal information processor shall conduct a compliance audit on its compliance with laws and administrative regulations regarding the processing of personal information of minors every year, and promptly report the audit results to the regulatory authorities.

Regulations on Broadcasting Audio/Video Programs through the Internet

On December 20, 2007, the State Administration for Radio, Film and Television and the Ministry of Industry and Information Technology jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was later amended in 2015. Circular 56 reiterates the requirement set forth in the earlier rules that online audio/video service providers must obtain an internet audio/video program transmission license from the State Administration for Radio, Film and Television. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to official answers to press questions published on the website of State Administration for Radio, Film and Television on February 3, 2008, officials from the State Administration for Radio, Film and Television and the Ministry of Industry and Information Technology clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled; provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

On December 16, 2016, the State Administration of Press, Publication, Radio, Film and Television of the PRC issued the Rules for the Administration of Video and Audio Programs on Weibo, WeChat and other Social Media Platforms. This circular requires that any organizations that provide online streaming through social media platforms such as Weibo or WeChat should obtain an internet audio/video program transmission license. For organizations and individuals that do not hold license, the hosting social networking platform shall be responsible for supervising the content of the posted programs, and the scope of the programs must not exceed the scope stated on the platform’s audio/video program transmission license. Similarly, film and TV dramas broadcasted through social media are required to obtain a license for public airing, and social media platforms are not allowed to repost user-generated video or audio programs featuring political news.

On November 18, 2019, the Cyberspace Administration of China, the Ministry of Culture and Tourism and the National Radio and Television Administration, jointly issued the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020, which provides that online audio-visual information service providers are the principals responsible for information content security management, and should establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Organizations and individuals are prohibited from using online audio-visual information services and related information technology to carry out illegal activities and infringe legal rights and interests of others. The Provisions further set out requirements for utilization of new applications driven by new technology (such as deep learning and virtual reality) to produce, publish and disseminate audio-visual information, for example, audio-visual information service providers are required to conduct safety evaluation, identify and label fraudulent audio-visual information, and to defeat rumors, false news and content violating user agreements.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the State Administration of Radio, Film and Television promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and last amended in 2020. These measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Weimeng holds a permit for radio and television program production and operation, with a permitted scope of production and distribution of radio and television programs (excluding political news and similar topics and columns), valid until June 30, 2025.

On January 9, 2019, China Network Audio-Visual Program Service Association issued the Detailed Rules for Reviewing Network Short Video Contents, which was amended on December 15, 2021 and sets out 100 types of contents that are restricted from short-video programs.

Regulations on Online Live-streaming Services

On November 4, 2016, the Cyberspace Administration of China promulgated the Regulations on the Administration of Online Live-streaming Services, which became effective on December 1, 2016. These regulations provide that online live-streaming service providers and distributors must legally obtain the qualification for internet news information services before providing such services on the internet, and engage in online news information services to the licensed extent. Online live-streaming service providers must review all live internet news information and interactions before publishing them, and set up their “chief editor” position if they provide live-streaming services of internet news information. These regulations also stipulate that online live-streaming service providers must carry out their subject responsibility, arrange professionals commensurate with its service size, establish and improve various management systems, and have the technical capability to immediately cut online live-streaming, and its technical plans shall comply with the national standards. In addition, online live-streaming service providers must conduct graded and categorized management according to the content category and user scale of online live-streaming, and establish a credit rating management system for online live-streaming distributors as well as a blacklist management system.

On December 2, 2016, the Ministry of Culture issued the Administrative Measures for Business Activities of Online Performances, which took effect on January 1, 2017, and provide that the online performances must not involve six types of content, such as “those infringing upon others’ legitimate rights and interests by taking candid photographs or using a hidden recorder.” Entities engaging in online performances must require and verify the registration of performers with their own valid IDs and real names. Moreover, these measures stress that entities engaging in online performances must improve their own user registration systems, maintain the information provided by users for registration, and take active actions to safeguard the safety of users’ information.

On August 1, 2018, the Cyberspace Administration of China and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live-streaming Services, which specifies respective duties of online live-streaming service providers, network access service providers and application stores, aiming to prompt internet-based enterprises to fulfill their responsibilities. This circular provides that an online live-streaming service provider must make a record filing with the competent telecommunications authority as an internet content provider (ICP). Online live-streaming service providers are also required to apply for a permit with the local authorities if it engages in telecommunications business, live streaming business for internet news information, online performance, and/or online visual-audio programs. Online live-streaming service providers must make record filings with the local public security authorities within 30 days after live-streaming services have been published on the internet. In addition, online live-streaming service providers are required to implement real name verification system for users, intensify administration of online anchors, establish blacklist system for online anchors, optimize the system of watching and censoring livestreamed content for regulatory purposes, and improve measures to better respond to harmful content.

On November 6, 2020, the State Administration for Market Regulation issued the Guidelines on Strengthening Supervision of Online Live Streaming Marketing Activities, pursuant to which a network platform will assume the responsibility and obligation as an e-commerce platform operator according to the E-Commerce Law; provided that this platform provides operators, who sell goods or provide services via internet live streaming, with services such as internet operation place, transaction matchmaking and information publication in order for the transaction parties to independently complete their transaction activities.

On November 12, 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, pursuant to which live streaming platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. The Notice 78 requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System, and we have completed such registration as requested, which is valid until September 25, 2022 and is subject to annual renewal. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live streaming rooms. Live streaming platforms for online shows need to manage the hosts and users making virtual gifting based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, live streaming service providers are not allowed to provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

On March 12, 2022, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Negative List for Market Access (2022 Version), which provides that non-state-capitalized entities shall not engage in live streaming of political, economic, military, diplomatic, major social, cultural, scientific and technological, health, education, sports and other activities and events related to political direction, public opinion orientation and value orientation. The scope of live streaming business under this list is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.

On March 25, 2022, the Cyberspace Administration of China, the SAT and the State Administration for Market Regulation jointly issued the Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which require live streaming platforms to strictly comply with the laws and regulations and the principle of real-name verification at the back end and voluntary registration at the front end. Live streaming publishers must be authenticated and registered based on their identity card information and unified social credit codes. Live streaming platforms must report required information to the local provincial-level cyberspace administration and the competent tax authority every six months, including the identity information, remuneration account, type of revenue, and profit-earning details of live streaming publishers.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of internet Music, which became effective immediately upon its issuance. These suggestions reiterate the requirement for an internet service provider to obtain an internet culture business permit to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by these suggestions.

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

Regulations on Internet News Dissemination

On April 28, 2015, the Cyberspace Administration of China issued the Provisions on the Questioning Procedures for Internet News Service Providers, which took effect on June 1, 2015. These provisions provide the Cyberspace Administration of China and its local branches with a formal procedure for bringing in key personnel from internet news service providers for questioning as well as giving oral warnings, identifying problems and ordering rectifications in certain circumstances specified in these provisions such as the failure to deal with illegitimate information in a timely fashion and when circumstances are severe. If the Cyberspace Administration of China or its local branches orders an internet news service provider to rectify a problem through the questioning procedures and it fails to do so, then the internet new service provider may be subject to administrative action including a written warning, fine, temporary suspension of operations or the revocation of licenses. Internet news service providers are also subject to enhanced penalties for several violations under the questioning procedures. Additionally, the Cyberspace Administration of China and its local branches may publicize information related to the questioning procedures that it conducted against internet news service providers.

On May 2, 2017, the Cyberspace Administration of China issued the Administrative Provisions for Internet News Information Services, which became effective on June 1, 2017. These provisions are intended to help solidify the jurisdiction of Cyberspace Administration of China over internet news information services. These provisions require that internet websites, apps, forums, blogs, microblogs, official accounts, instant messaging tools, network-based broadcasts and other similar means that provide internet news information services obtain a permit for internet news information services. These provisions also broaden the scope of internet news information services to include (i) services of collecting, editing, and releasing internet news information; (ii) reposting such news information; and (iii) providing a platform to spread such news information. To apply for such a permit, the applicant must satisfy requirements such as that it be a legal entity established in China and that its principal or chief editor be a Chinese citizen. In addition, all internet news providers are explicitly required to review and self-censor the content published by them and to take measures to cease transmission and remove content if inappropriate content is discovered, as well as maintain records and report such matters to the competent regulators.

On March 12, 2022, the National Development and Reform Commission issued the Negative List for Market Access (2022 Version), which provides that non-state-capitalized entities shall not conduct the business of news collecting, editing, releasing and reporting. Weibo does not collect, edit, release or report news by itself. Weibo holds an Internet News and Information Service License, which allows it to provide the service of reposting news information and operating a platform to disseminate news information.

Weimeng provides a platform for our users to post news, current topics and social events and it has obtained an Internet News Publication License on July 30, 2022 for providing news republishing and broadcasting platform services, which is valid through July 29, 2025.

Internet Mapping Services

Under the Surveying and Mapping Law promulgated by the National People’s Congress in 1992 and amended in 2002 and 2017, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the amended Administrative Rules of Surveying Qualification Certificate and the amended Standard for Surveying Qualification Certificate issued by the former National Administration of Surveying, Mapping and Geo-information in 2021, respectively, non-surveying and mapping enterprise is subject to the approval of this authority and requires a surveying and mapping qualification certificate to provide internet mapping services.

On November 26, 2015, the State Council enacted the Administrative Regulations on Maps, which took effect on January 1, 2016. These regulations require entities engaging in internet mapping services, such as geographic positioning, the uploading of geographic information or markings, and the development of a public map database, to obtain a qualification certificate for surveying and mapping. These regulations require entities engaging in online map services to use mapping data approved by the governmental authorities, host servers storing map data within the PRC, and establish a management system as well as protection measures for the data security of the online maps. The mapping data must not contain any content prohibited by these regulations, and no entities or individuals are allowed to upload or mark such prohibited content online. Further, entities engaging in internet mapping services shall keep confidential any information involving state secrets and trade secrets acquired during their work.

Weimeng holds a surveying and mapping qualification certificate (Class B) issued by Beijing Municipal Commission of Planning and Natural Resources, valid through October 11, 2026.

Regulations on Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, promulgated by the State Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the Ministry of Industry and Information Technology or its local provincial-level counterpart. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. We have completed the filing for the drug-related information available on our platform, including information from those using our platform to promote their products and services and drug-related information shared on our platform.

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

We have registered 313 patents and applied for 75 patents with the PRC State Intellectual Property Office as of December 31, 2023.

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

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the Ministry of Industry and Information Technology jointly promulgated the Measures for Administrative Protection of Copyright Related to the Internet in 2005.

The Protection of the Right of Communication through Information Networks was promulgated by the State Council in 2006 and amended in 2013. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the internet service provider a written notice containing the required information along with preliminary materials proving that an infringement has occurred, and requesting that the internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 623 software copyrights as of December 31, 2023.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019, protects registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office, which is under the National Intellectual Property Administration and handles trademark registration affairs in China, will make a public announcement if the trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the National Intellectual Property Administration, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. “” and “” are registered trademarks of SINA’s subsidiaries in China and are exclusively licensed to us for use.

Domain Names. On August 24, 2017, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names. These measures regulate the registration of domain names, including the domain name “.CN.” On November 27, 2017, the Ministry of Industry and Information Technology promulgated the Notice on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to this notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior executive. We have registered domain names including weibo.com, weibo.cn, and weibo.com.cn.

Anti-Unfair Competition. Under the Anti-Unfair Competition Law, effective in 1993 and revised in 2017 and 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

●	using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;
●	using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;
●	using without permission, the main element of a domain name, website name or webpage with a certain degree of influence; and
●	carrying out confusing acts that are intended to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

See “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business—We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.”

Regulations on Foreign Exchange

Under the 2008 Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterparts.

Under the 1996 Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterparts. Capital investments by PRC entities outside of China, after obtaining the required approvals from regulatory authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterparts.

SAFE promulgated a circular on November 19, 2012 that tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus.

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

On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in China may convert their foreign debts from foreign currency to RMB on discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products. As SAFE has not provided detailed guidelines with respect to its interpretation or implementation, it is uncertain how these rules will be interpreted and implemented.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, and such equity investment does not violate applicable laws and does comply with the negative list on foreign investment.

In utilizing the proceeds, we received from our offerings or debt financings, as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals. For example, loans we make to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiaries.”

Regulations on Employee Stock Options Plans

In 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies to replace the former procedures. This notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially with respect to the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the former procedures. The purpose of both the former procedures and the new notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock holding plans or share option plans of overseas listed companies.

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by the laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file on behalf of such resident an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or exercise of share options, as PRC residents may not directly use overseas funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including for example, any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

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

In addition, the State Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income taxes. Our PRC subsidiaries have obligations to file documents related to employee share options with the tax authorities and withhold individual income taxes of employees who exercise their share options.

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

Regulations on Concentration in Merger and Acquisition Transactions and Overseas Listings

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings are triggered.

On February 7, 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which reinforces antitrust merger review for internet platform related transactions and clarifies at the first time the filing procedures is applicable to the transactions involving variable interest structures.

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Anti-Monopoly Law, which came into effect on August 1, 2022. This law increases fines for illegal business concentration to a maximum of 10% of the operator’s previous year’s sales revenue if the concentration has the potential to exclude or limit competition. The fine could be up to RMB5 million if the concentration has no effect of excluding or limiting competition. This law also mandates that the PRC authorities can order operators to report concentration, even below the filing threshold, if there is evidence of potential anti-competitive harm.

On March 10, 2023, the State Administration for Market Regulation issued four implementing rules to provide further clarity on the new Anti-Monopoly Law. These rules include provisions for curbing abuse of administrative power, prohibiting monopoly agreements, preventing abuse of market dominance, and reviewing undertakings’ concentration.

On January 22, 2024, the State of Council adopted new merger controlling filing thresholds by promulgating the amended Provisions of the State Council on Thresholds for Prior Notification of Concentration of Undertakings, which took effect upon release. These new provisions substantially increased the turnover thresholds to trigger merger filings in China. Any transaction that satisfies either of the following standards must be filed with the anti-monopoly law enforcement agency under the State Council before its consummation: (i) during the previous fiscal year, the total worldwide turnover of all undertaking participants exceeded RMB12 billion and at least two of these participants each had a turnover of more than RMB800 million within China, or (ii) during the previous fiscal year, the total turnover within China of all undertaking participants exceeded RMB4 billion and at least two of these participants had a turnover of more than RMB800 million within China.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, with effect from March 31, 2023, and five supporting guidelines. Under these measures, PRC domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately. The supporting guidelines further provide that the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets both of the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC companies in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the principal place of business is in the PRC or carried out in the PRC. In all such cases, the issuer or its designated principal operating PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit a filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application and submit a filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. The issuer shall also submit a report with respect to the following material events within three business days after the occurrence and announcement of such event: (i) change of control rights; (ii) being investigated or punished by overseas securities regulatory authorities or the competent authorities; (iii) change of listing status or listing board; and (iv) voluntary or mandatory termination of the listing. The supporting guidelines clarify that “control relationship” or “control right” under the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies refer to the actual control of the company by means of equity, voting rights, trusts, agreements and other arrangements, either individually or jointly, directly or indirectly. Therefore, the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies are interpreted to apply to PRC companies that use a variable interest entity structure. Issuers are not allowed to pursue overseas offerings and listings in the following circumstances, (i) explicit prohibition from financing through listing by laws or administrative regulations; (ii) recognition by the competent department of the State Council that the issuer’s overseas offering and listing may harm national security; (iii) commission of criminal offenses, such as embezzlement, bribery, misappropriation of property, or disruption of market orders by the domestic companies, its controlling shareholder, or the actual controller within the past three years; (iv) ongoing investigation by law enforcement agencies for suspected criminal or significant illegal and irregular activities without any clear conclusion yet; and (v) material ownership disputes over shares held by the controlling shareholder or by other shareholders that are controlled by controlling shareholder and/or actual controller. Additionally, the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies impose certain compliance requirements for issuers, such as compliance with national security laws, regulations and provisions on foreign investment, cyber security and data security, and address that security review procedures, if involved, shall be carried out in accordance with the laws prior to submitting the application for overseas offering and listing.

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

Weibo Corporation is the offshore holding company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and the VIEs and VIEs’ subsidiaries. The following diagram illustrates our corporate structure, including our major subsidiaries and the VIEs, as of the date of this annual report:

(1)	The shareholders of Weimeng are four PRC employees of us or SINA, namely, Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder, holding 1% of Weimeng’s equity interest. See also “Item 4. Information on the Company—C. Organizational Structure—Minority Investment in Weimeng.”
(2)	The shareholders of Weimeng Chuangke are two PRC employees of us or SINA, namely, Yunli Liu and Wei Wang, holding 50% and 50% of Weimeng Chuangke’s equity interests, respectively.

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

The capital investments in both Weimeng and Weimeng Chuangke were funded through Weibo Technology and recorded as interest-free loans to the respective shareholders of Weimeng and Weimeng Chuangke. As of December 31, 2023, the total amount of interest-free loans to the shareholders of Weimeng was RMB555.0 million (US$78.0 million) and to the shareholders of Weimeng Chuangke was RMB30.0 million (US$4.2 million). Under various contractual agreements, the shareholders of our consolidated VIEs are required to transfer their ownership in the VIEs to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of our consolidated VIEs are assigned to Weibo Technology. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with each of our consolidated VIEs, under which Weibo Technology provides technical services and other services to these VIEs in exchange for substantially all of their economic benefits. In addition, the shareholders of our consolidated VIEs have pledged their shares in these VIEs as collateral for repayment of loans and payment of fees on technical and other services due to us.

Weibo Technology recognized service fees from all the VIEs in the amount of US$1,026.2 million, US$745.1 million and US$714.8 million for the years ended December 31, 2021, 2022 and 2023 in consideration for services provided to the VIEs. Net revenues from VIEs and VIEs’ subsidiaries accounted for 80.7%, 83.9% and 87.0% of our net revenues for the years ended December 31, 2021, 2022 and 2023. The contractual arrangements currently in force in relation to Weimeng were first established on October 11, 2010 and certain agreements were subsequently entered into on January 19, 2018. The contractual arrangements currently in force in relation to Weimeng Chuangke were first established on April 9, 2014 and certain agreements were subsequently entered into on February 17, 2020.

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

Agreement on Authorization to Exercise Shareholder’s Voting Power

Each shareholder of Weimeng has authorized Weibo Technology to exercise all his voting power as a shareholder of the applicable VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Weimeng, including, without limitation, appointment of directors, transfer, mortgage or disposal of Weimeng’s assets, transfer of any equity interest in Weimeng, and merger, split, dissolution and liquidation of Weimeng. The authorizations are irrevocable and will not expire until Weimeng dissolves.

Share Pledge Agreements

Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreement. In the event of default of such obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements. We have completed registration of equity pledges with the office of the administration for industry and commerce in accordance with the PRC Civil Code.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement

Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by or licensed to Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology.

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

The third party minority stake holder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we are not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. We believe Weibo Technology, our wholly owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng (for accounting purpose only) as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

Although we have been advised by our PRC counsel, Kewei Law Firm, that our arrangements with Weimeng are not in conflict with current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization and operations in China to comply with the changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that the VIE structure was not done on an arm’s-length basis and therefore constitutes favorable transfer pricing, they could request Weimeng to adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of Weibo Technology but could adversely affect us by increasing Weimeng’s tax expenses, which could subject Weimeng to late payment fees and other penalties for tax under-payment and/or could result in the loss of tax benefits available to Weibo Technology in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

D.Property, Plants and Equipment

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2023, we have leased approximately 34,000 square meters of office space mainly in Beijing, Shanghai and Zhengzhou. These leases have various expiration dates. In December 2022, Weibo Hong Kong Limited, our wholly owned subsidiary, entered into an agreement to purchase 100% of the equity interests of Sina.com Technology (China) Co., Ltd., the owner of SINA Plaza in Beijing, for an aggregate consideration of approximately RMB1.5 billion.

The servers that support our products and services are primarily maintained at China Telecommunications Corporation, China Unicom branches, Ali Cloud and Huawei Cloud services in cities across China, as well as servers located in Hong Kong. We share the use of certain domestic servers with SINA during the ordinary course of our business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA.”

Item 4A. Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this annual report are based on information available to us on the date hereof and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our business and repetitive financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information—D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.

A.	Operating Results

Overview

As a leading social media platform for people to create, discover and distribute content in China and the global Chinese communities, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Our MAUs increased from 573 million in December 2021 to 586 million in December 2022, and further to 598 million in December 2023. Our average DAUs increased from 249 million in December 2021 to 252 million in December 2022, and further to 257 million in December 2023. The ratio of average DAUs to MAUs remained stable at 43% during the periods presented above.

We offer a wide range of advertising and marketing solutions to our customers, ranging from large brand advertisers to small medium-sized enterprises, enabling them to promote their brands, products and services to our users. Advertising and marketing services contribute the majority of our revenues, mainly including the sale of social display and promoted feeds advertisements. We have developed and are continually refining our interest-based recommendation engine, which enables our customers to perform social marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

The value we create for our users and customers is enhanced by our platform partners, which include content creators such as key opinion leaders, media outlets and other organizations with media rights, multi-channel networks, which are professional agencies for influencers, self-medias and app developers. Our platform partners contribute a vast amount of content to Weibo, which generates user engagement and is virally distributed across the platform, enriching user experience and increasing Weibo’s monetization opportunities. We have revenue-sharing arrangements with some of our platform partners, such as live streaming agencies, influencers, multi-channel networks and game developers.

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and to a lesser extent, through value added services, mainly including membership and game related services. We place great emphasis on product innovation and our steady stream of introductions of new advertisement products has led to solid and healthy revenue growth since our IPO, except that our revenues and business were adversely impacted by the outbreaks of COVID-19 in 2020 and subsequent surges driven by various variants of COVID-19 in 2022. Our revenues in 2021, 2022 and 2023 were US$2,257.1 million, US$1,836.3 million and US$1,759.8 million, respectively. We had a net income attributable to Weibo’s shareholders of US$428.3 million in 2021, US$85.6 million in 2022 and US$342.6 million in 2023.

Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the social media industry in China, which include:

●	the extent to which social media continues to grow in popularity and becomes further integrated into people’s everyday lives in China;
●	the intensity of competition both for the time and attention of internet users and for the advertising and marketing spending of brands and businesses that market to consumers;
●	the changes in China’s or global economies, policies, and regulatory environment; and
●	continued infrastructure development.

Unfavorable changes in any of these general factors could negatively affect demand for our products and services and adversely affect the results of our operations. In addition to the general factors affecting the social media industry in China, the specific factors affecting our results of operations include the following:

Scale and Engagement of Our User Base. Our revenues are ultimately affected by the scale of our user base, and the strategies we pursue to achieve user growth may affect our costs and expenses and results of operations. We have experienced solid user growth since our inception in 2009. As the size of our user base increases to an even larger scale and as we achieve higher market penetration in China’s internet population, we have experienced, and expect to continue to experience, fluctuations and declines in our user growth rate. Due to the size and scale we have achieved, our user base may decrease, not continue to grow as quickly or at all. Due to the media nature of our platform, the growth of our users may not be linear. In general, the penetration of Weibo among internet users in the more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. Our ability to grow our active user base will depend in part on the success of our strategies to attract additional users from lower-tier cities and towns in China while maintaining or growing our user base in tier 1 and tier 2 cities.

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

We plan to continue to enhance Weibo’s user experience and engagement by improving our product features, offering new products, expanding our content offerings through collaboration with platform partners, developing and integrating with applications and continuing to refine Weibo’s SIG recommendation engine to improve content relevance and advertisement targeting capabilities.

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

Content Ecosystem. Our success depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by our users. Content creators, especially key opinion leaders, contribute content to Weibo to grow their fan base and enhance their influence. We provide content creators with the opportunity to monetize their social assets on Weibo through advertising, e-commerce, subscription, tipping and other means. If content creators do not see significant value from their social marketing activities on Weibo and find monetization on Weibo inadequate, we may have to subsidize them through direct content cost payout, which may have an adverse and material impact on our business, financial condition and operating results. Alternatively, content creators may choose to contribute less or no content to Weibo, which may cause our user base and user engagement to decline and our customers to view our products and services as less attractive for advertising and marketing purposes. If that were to occur, our customers would reduce their spending on our platform.

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

Investment in Technology Infrastructure. Our technology infrastructure is critical to providing users, customers and platform partners access to our platform, particularly during major events when activities on our platform increase substantially. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to ensure that technical difficulties do not detract from user experience or deter new users, customers or platform partners from accessing our platform. For example, our users share and consume a lot of content in rich media format, such as photo, video and live streaming, which require more infrastructure capacity, and costs to support, than text feeds. To further expand our capabilities to satisfy technology infrastructure demands, especially those arising from major media events and increasing video usage, we work with third-party service providers to procure bandwidth and other infrastructure services. Our ability to derive greater cost efficiency from infrastructure demands will depend on factors including our ability to negotiate a lower unit price with third-party vendors over time and the mix of services provided by third-party vendors and SINA, our controlling shareholder.

Marketing and Brand Promotion. Our brand recognition is key to our growth in both user scale and engagement to achieve platform expansion. On top of user base expansion, we have optimized our channel investment strategy along with our product and operational efforts, to focus on enhancing user engagement, which resulted in higher user acquisition efficiency with disciplined sales and marketing spending.

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

Cayman Islands

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong, Weibo HK, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. The first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at the rate of 8.25% while the remaining profits will be taxed at the rate of 16.5%. Hong Kong does not impose a withholding tax on dividends. As of December 31, 2023, Weibo HK had a net operating loss of US$2.4 million, which can be carried forward indefinitely to offset future taxable income. In the fourth quarter of 2023, the WFOE distributed cash dividend of US$406.1 million (in equivalent of RMB2.97 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.5 million directly paid to the PRC tax authorities, based on partial of the accumulated net profits of the WFOE related to the years before 2023. In addition to the withholding tax paid in 2023, Weibo HK accrued additional withholding tax of US$23.1 million on retained earnings generated in 2023 by Weibo Technology, because Weibo Technology’s earnings are to be remitted to Weibo HK in the foreseeable future to fund its future cash demand, including demand on U.S. dollars in business operations, payments of dividends and debts and potential investments.

PRC

Our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries are incorporated in mainland China and are subject to enterprise income tax on their taxable income in mainland China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as a “software enterprise,” “key software enterprise” and/or “High and New Technology Enterprise.”

Weibo Technology is entitled to a preferential tax rate of 15% because of its qualification as a “High and New Technology Enterprise.” This status will expire in 2025 unless renewed. The “High and New Technology Enterprise” qualification is subject to annual evaluation and a three-year review by the authorities in China. In addition, certain of our other PRC entities also qualify as a “software enterprise,” and/or “High and New Technology Enterprise,” and currently enjoy the respective preferential tax treatments.

According to the PRC laws and regulations, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year. The PRC State Taxation Administration announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses from January 1, 2018 to December 31, 2020, which was further extended to December 31, 2023 as the PRC State Taxation Administration announced in March 2021. In March 2023, the PRC State Taxation Administration announced that enterprises engaging in research and development activities can claim 200% of their research and development expenses as R&D deduction since January 1, 2023.

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are also subject to value-added tax and related surcharges at a combined rate of 6.7%. Our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 3%, which has been reduced to 1.5% since July 1, 2019, valid until December 31, 2024. Moreover, as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic, the cultural business construction fees were exempted for the fiscal years of 2021 and restored to 1.5% since the fiscal year of 2022.

Dividends paid by our subsidiary in China, Weibo Technology, to our intermediary holding company in Hong Kong, Weibo HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a reduced tax rate. If Weibo HK satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority, dividends paid by Weibo Technology to Weibo HK will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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

	For the Year Ended December 31,
	2021	2022	2023

	(In US$ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	1,633,242	1,392,723	1,344,354
Alibaba(1)	181,241	107,197	111,608
SINA	96,359	56,206	45,319
Other related parties	69,953	40,524	32,733
Subtotal	1,980,795	1,596,650	1,534,014
Value-added services revenues	276,288	239,682	225,822
Total revenues	2,257,083	1,836,332	1,759,836
Costs and expenses:
Cost of revenues(2)	403,841	400,585	374,279
Sales and marketing(2)	591,682	477,107	461,421
Product development(2)	430,673	415,190	333,628
General and administrative(2)	133,475	52,806	117,574
Impairment of intangible assets	—	10,176	—
Total costs and expenses	1,559,671	1,355,864	1,286,902
Income from operations	697,412	480,468	472,934
Income (loss) from equity method investments	14,217	(24,069)	13,392
Realized gain (loss) from investments	3,243	1,591	(766)
Fair value changes through earnings on investments, net	(72,787)	(243,619)	43,002
Investment related impairment and provision	(106,800)	(71,081)	(23,642)
Interest income	77,280	105,434	118,209
Interest expense	(71,006)	(71,598)	(120,070)
Other income (loss), net	9,159	(49,040)	(277)
Income before income tax expenses	550,718	128,086	502,782
Less: income tax expenses	138,841	30,277	145,287
Net income	411,877	97,809	357,495
Less: Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(16,442)	12,254	2,095
Accretion to redeemable non-controlling interests	—	—	12,802
Net income attributable to Weibo’s shareholders	428,319	85,555	342,598

Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	228,814	235,164	235,560
Diluted	230,206	236,407	239,974
Income per ordinary share:
Basic	1.87	0.36	1.45
Diluted	1.86	0.36	1.43
Income per ADS(3):
Basic	1.87	0.36	1.45
Diluted	1.86	0.36	1.43
(1)	For the years ended December 31, 2021, 2022 and 2023, we recorded US$139.6 million, US$107.0 million and US$111.6 million, respectively, in advertising and marketing revenues from Alibaba as an advertiser. Moreover, one of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$41.7 million and US$0.2 million to our total revenues for the years ended December 31, 2021 and 2022, respectively. The subsidiary of Alibaba did not provide advertising agent service to us for the year ended December 31, 2023.

(2)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Cost of revenues	8,112	9,417	8,933
Sales and marketing	15,292	18,910	16,528
Product development	43,622	55,294	51,441
General and administrative	20,970	28,092	24,229
Total	87,996	111,713	101,131
(3)	Each ADS represents one Class A ordinary share.

Revenues

We generate the majority of our revenues from advertising and marketing services, such as social display advertisements, and promoted marketing. We also generate revenues from value-added services, mainly including membership and online game services.

2023 Compared to 2022

Our total net revenues decreased by 4% from US$1,836.3 million in 2022 to US$1,759.8 million in 2023. The decrease was mainly due to the unfavorable impact from the overall depreciation of RMB against the U.S. dollars in 2023 compared to 2022.

●	Advertising and Marketing Revenues. Advertising and marketing revenues decreased by 4% from US$1,596.7 million in 2022 to US$1,534.0 million in 2023. The total number of advertisers was 0.7 million in 2023, compared to 1.0 million in 2022, while the average spending per advertiser (excluding Alibaba) increased by 38% from US$1,552 in 2022 to US$2,142 in 2023, both of which were primarily due to the churn of individual customers with relatively lower advertising budgets.

Revenues from advertising customers (excluding Alibaba) decreased by 5% from US$1,489.7 million in 2022 to US$1,422.4 million in 2023, mainly attributable to the unfavorable impact from the overall depreciation of RMB against the U.S. dollars on a year-over-year basis. Revenues generated from Alibaba as an advertiser increased by 4% from US$107.0 million in 2022 to US$111.6 million in 2023. The advertising spending from Alibaba highly correlates to its own business operation, especially its marketing strategies, which fluctuates from time to time.

●	Value-added Services Revenues. Value-added services revenues decreased by 6% from US$239.7 million in 2022 to US$225.8 million in 2023, primarily as a result of unfavorable impact from the overall depreciation of RMB against the U.S. dollars in 2023 compared to 2022.

2022 Compared to 2021

Our total net revenues decreased by 19% from US$2,257.1 million in 2021 to US$1,836.3 million in 2022. We have encountered various challenges in 2022, such as the unfavorable impact from the overall depreciation of RMB against the U.S. dollars in 2022 compared to 2021 and subsequent surges driven by various variants of COVID-19 in 2022 which had negative impacts on our customers.

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

2023 Compared to 2022

Our costs and expenses decreased by 5% from US$1,355.9 million in 2022 to US$1,286.9 million in 2023. The decrease was primarily attributable to the impact from the overall depreciation of RMB against the U.S. dollar on a year-over-year basis and the decrease of personnel-related costs. We expect our costs and expenses to increase in the absolute amount in the foreseeable future.

●	Cost of Revenues. Cost of revenues decreased by 7% from US$400.6 million in 2022 to US$374.3 million in 2023. The decrease was primarily due to a decrease of US$21.4 million in labor cost and a decrease of US$15.9 million in bandwidth expenditure, partially offset by an increase of US$16.3 million in advertisement production cost.
●	Sales and Marketing. Our sales and marketing expenses decreased by 3% from US$477.1 million in 2022 to US$461.4 million in 2023. The decrease mainly resulted from a decrease of US$9.7 million in personnel-related expenses and a decrease of US$8.1 million in marketing and promotional expenses.
●	Product Development. Our product development expenses decreased by 20% from US$415.2 million in 2022 to US$333.6 million in 2023. The decrease was mostly attributable to a decrease of US$50.0 million in personnel-related expenses.
●	General and Administrative. Our general and administrative expenses increased by 123% from US$52.8 million in 2022 to US$117.6 million in 2023. The increase was mostly caused by the reversal of US$58.8 million compensation costs recorded in 2022 as Shanghai Jiamian Information Technology Co., Ltd. failed to meet the performance conditions provided in the share purchase agreements signed when we acquired the majority equity interests of this company.

2022 Compared to 2021

Our costs and expenses decreased by 13% from US$1,559.7 million in 2021 to US$1,355.9 million in 2022.

●	Cost of Revenues. Cost of revenues decreased by 1% from US$403.8 million in 2021 to US$400.6 million in 2022. The decrease was primarily due to a decrease in advertisement production cost of US$37.6 million, a decrease in revenue sharing cost of US$27.2 million and a decrease in bandwidth cost of US$3.8 million, partially offset by an increase of US$29.7 million in labor cost, an increase of US$20.1 million in turnover taxes and an increase of US$15.6 million in content cost.
●	Sales and Marketing. Our sales and marketing expenses decreased by 19% from US$591.7 million in 2021 to US$477.1 million in 2022. The decrease mainly resulted from a decrease of US$107.6 million in marketing spend and promotional activities due to more disciplined channel investments, and a decrease of US$10.3 million in personnel-related expenses.

●	Product Development. Our product development expenses decreased by 4% from US$430.7 million in 2021 to US$415.2 million in 2022. The decrease was mostly attributable to a decrease of US$13.2 million in personnel-related expenses and a decrease of US$10.0 million in infrastructure cost, partially offset by an increase of US$11.7 million in stock-based compensation.
●	General and Administrative. Our general and administrative expenses decreased by 60% from US$133.5 million in 2021 to US$52.8 million in 2022. The decrease was primarily due to a decrease of US$59.4 million in personnel-related expenses, resulting from the reversal of US$58.8 million in compensation costs as Shanghai Jiamian Information Technology Co., Ltd. failed to meet the performance conditions defined in the share purchase agreements signed when we acquired the majority equity interest in it. The decrease was also caused by a decline of US$15.7 million in provision of allowance for credit losses. The decrease was partially offset by an increase of US$7.1 million in stock-based compensation.

Investment Related Impairment and Provision

We perform impairment assessments of our investments and determine if an investment is impaired due to the changes in quoted market price or other impairment indicators. For a detailed description of accounting treatment of our investment related impairment and the performance of the investments, see “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F. We recorded US$106.8 million, US$71.1 million and US$23.6 million in investment related impairment and provision charges in 2021, 2022 and 2023, respectively, due to the unsatisfied financial performance of these investments with no obvious upturn or potential financing solutions in the foreseeable future or them incapable of making repayments in accordance with the respective agreements.

The impairment charges primarily included the full write-downs of US$75.3 million on investment in Yixia Tech in 2021, a US$15.4 million write-off on a community software and an impairment charge of US$14.2 million to a company operating a business social platform in 2022, and the impairment charge of US$15.9 million on an online education company in 2023.

Interest Income and Interest Expense

	For the Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Interest income	77,280	105,434	118,209
Interest expense	(71,006)	(71,598)	(120,070)

2023 Compared to 2022

The increase in interest expense was mainly caused by the 2027 Loans, which was withdrawn in the fourth quarter of 2022. The increase was partially offset by the decrease in interest expense from our 1.25% convertible notes due 2022, which was fully repaid in November 2022 upon its maturity. The increase in interest income in 2023 compared to 2022 was in line with the increase in the balance of cash and cash equivalents and short-term investments.

2022 Compared to 2021

The increase in interest income was mainly caused by higher interest rates offered for USD-denominated bank time deposits. The interest expense remained stable from 2021 to 2022.

Provision of Income Taxes

The following table sets forth the income of Weibo Corporation, its subsidiaries, the VIEs and the VIEs’ subsidiaries as a group before income taxes.

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands, except percentage)
Loss from non-China operations	(232,830)	(422,860)	(145,244)
Income from China operations	783,548	550,946	648,026
Total income before income tax expenses	550,718	128,086	502,782

Income tax expense (benefits) applicable to non-China operations	1,355	(14,176)	45,441
Income tax expense applicable to China operations	137,486	44,453	99,846
Total income tax expenses	138,841	30,277	145,287

Effective tax rate for China operations	17.5%	8.1%	15.4%
Effective tax rate for the Group (1)	25.2%	23.6%	28.9%

Note:

(1)Weibo Corporation, its subsidiaries, the VIEs and VIEs’ subsidiaries together are referred to as “the Group.”

We recorded income tax expenses of US$138.8 million, US$30.3 million and US$145.3 million in 2021, 2022 and 2023, respectively. The provision for income taxes for China operations differs from the amounts computed by applying the statutory enterprise income tax rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “High and New Technology Enterprise” during the periods presented. Weibo Technology was entitled to a tax reduction of US$55.1 million, US$26.9 million and US$42.2 million for the “High and New Technology Enterprise” status in 2021, 2022 and 2023, respectively. Weibo Technology recognized tax benefits of research and development super deduction of US$41.4 million, US$26.9 million and US$22.2 million in 2021, 2022 and 2023, respectively.

The increase of income tax expenses in 2023 compared to 2022 was mainly driven by the withholding tax paid and accrued in 2023 related to the WFOE’s earnings distributed and to be distributed to Weibo Hong Kong Limited in the foreseeable future, which may be used to fund its demand for, including, without limitation, U.S. dollars in business operations, payments of dividends and debts and potential investments, and to a lesser extent, the reversal recorded in the fourth quarter of 2022 of previously recognized tax liabilities related to uncertain tax positions.

Our loss from non-China operations primarily included stock-based compensation, fair value changes through earnings on investments, investment-related impairment and interest expenses recorded by our non-China entities. The substantial majority of these items were recognized by our non-China entities in the Cayman Islands, which is a tax free jurisdiction.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023

	(in US$ thousands)
Net cash provided by operating activities	814,020	564,104	672,820
Net cash used in investing activities	(423,960)	(33,014)	(736,846)
Net cash provided by (used in) financing activities	189,442	(91,141)	21,690
Effect of exchange rate changes on cash and cash equivalents	29,357	(172,884)	(63,797)
Net increase (decrease) in cash and cash equivalents	608,859	267,065	(106,133)
Cash and cash equivalents at the beginning of year	1,814,844	2,423,703	2,690,768
Cash and cash equivalents at the end of year	2,423,703	2,690,768	2,584,635

As of December 31, 2021, 2022 and 2023, our total cash, cash equivalents and short-term investments were US$3,134.8 million, US$3,171.2 million and US$3,225.7 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations, issuance of unsecured senior notes and convertible senior notes, public offerings of our ordinary shares, long-term loans, and other financing activities.

●	The increase in our cash, cash equivalents and short-term investments as of December 31, 2023 compared to that of December 31, 2022, was primarily due to US$672.8 million in cash provided by operating activities, proceeds from disposal of/refund of prepayment on long-term investments of US$347.8 million and proceeds from the offering of 2030 Convertible Notes (net of issuance cost paid) of US$321.7 million, partially offset by cash paid on long-term investments of US$602.7 million, cash paid for acquisitions (net of cash acquired) of US$243.4 million, dividends paid to shareholders of US$200.1 million and repayment of 2027 Loans of US$100.0 million. As of December 31, 2023, our consolidated affiliated entities within China held US$1,877.8 million of cash, cash equivalents and short-term investments, including US$661.4 million held by the VIEs and the subsidiaries of VIEs. The remaining cash and short-term investments balance of US$1,347.9 million was held by our entities outside China.
●	The increase in our cash, cash equivalents and short-term investments as of December 31, 2022 compared to that of December 31, 2021, was primarily due to US$564.1 million in cash provided by operating activities, proceeds from 2027 Loans, net of issuance cost of US$880.4 million, partially offset by US$900.0 million cash paid upon the maturity of our 1.25% convertible notes due 2022 and cash paid to investments of US$193.8 million. As of December 31, 2022, our consolidated affiliated entities within China held US$1,826.4 million of cash, cash equivalents and short-term investments, including US$711.4 million held by the VIEs and the subsidiaries of VIEs. The remaining cash and short-term investments balance of US$1,344.8 million was held by our entities outside China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2023 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire and/or invest in offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals. For example, loans we make to our PRC subsidiaries, which are foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

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

Operating Activities

Net cash provided by operating activities in 2023 was US$672.8 million. The difference between net cash provided by operating activities and our net income of US$357.5 million in 2023 was primarily due to a non-cash charge of US$101.1 million of stock-based compensation, a non-cash charge of US$58.5 million of depreciation and amortization, an increase of US$40.7 million in income taxes payable, a decrease of US$30.7 million in amount due from SINA, a non-cash charge of US$24.0 million deferred income taxes, a non-cash investment related impairment and provision of US$23.6 million, an increase of US$19.7 million in accounts payable, and a non-cash charge of US$19.1 million of provision of allowance for credit losses, partially offset by a non-cash gain of US$43.0 million from fair value change of investments.

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

Investing Activities

Net cash used in investing activities in 2023 was US$736.8 million. This was primarily attributable to cash paid on long-term investments of US$602.7 million, purchases of bank time deposits and wealth management products of US$755.3 million, net cash paid for acquisitions of US$243.4 million, partially offset by maturities of bank time deposits and wealth management products of US$585.5 million and proceeds from the disposal and refund of prepayment on long-term investments of US$347.8 million.

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

Financing Activities

Net cash provided by financing activities in 2023 was US$21.7 million, which primarily consisted of proceeds from the offering of 2030 Convertible Notes (net of issuance cost) of US$321.7 million, partially offset by dividends paid to shareholders of US$200.1 million and repayment of 2027 Loans of US$100.0 million.

Net cash used in financing activities in 2022 was US$91.1 million, which primarily consists of US$900.0 million cash paid upon the maturity of our 1.25% convertible notes due 2022, cash of US$57.7 million paid for repurchase of ordinary shares, partially offset by proceeds from 2027 Loans, net of issuance cost of US$880.4 million.

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

Material cash requirements

Our material cash requirements as of December 31, 2023 primarily include our capital expenditures, operating lease obligations, purchase commitments, and obligations under our 2024 Senior Notes, 2030 Senior Notes, 2027 Loans and 2030 Convertible Notes.

Our capital expenditures primarily consist of purchases of servers, computers, and other office equipment. Our capital expenditures were US$35.1 million in 2021, US$43.1 million in 2022 and US$36.8 million in 2023. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$17.7 million, US$21.9 million and US$19.5 million, for the years ended December 31, 2021, 2022 and 2023, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase commitments primarily consist of minimum commitments for marketing activities and internet connection. As of December 31, 2023, our purchase commitments were US$705.5 million.

2024 Senior Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$800 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024.

2030 Senior Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

In August 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. Each loan bears a floating rate of interest per annum benchmarked against secured overnight financing rate (SOFR) plus 1.28%. We refer to these together as the 2027 Loans. We have fully withdrawn the US$900 million bullet maturity term loan and partially withdrawn US$5 million under the revolving facility as of December 31, 2023, and repaid US$100 million bullet maturity term loan in the fourth quarter of 2023. The proceeds from the facilities were used for refinancing of the indebtedness existing then, general corporate purposes and payment of transaction related fees and expenses.

2030 Convertible Notes represents future maximum commitment relating to the principal amount, interests and cash upon conversion in connection with the issuance of US$330 million in aggregate principal amount of convertible senior notes bearing an annual interest rate of 1.375%, which will mature on December 1, 2030. In order to facilitate the short positions by some holders of the 2030 Convertible Notes for purposes of hedging their investment in these notes, we lent 6,233,785 ADSs to an affiliate of the initial purchaser of our 2030 Convertible Notes.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties that have or are reasonably likely to have any effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources. We have not retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology (WFOE), the VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, the VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2023, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was US$567.2 million. In the fourth quarter of 2023, the WFOE distributed cash dividend of US$406.1 million (in equivalent of RMB2.97 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.5 million directly paid to the PRC tax authorities, based on partial of the accumulated net profits of the WFOE related to the years before 2023. The WFOE reinvested the remaining accumulated net profits in its PRC operations for the development and growth of the business. Distributions made by the WFOE to Weibo Hong Kong Limited is subject to a 5% withholding tax under the Enterprise Income Tax Law, due to the tax treaty arrangement between mainland China and Hong Kong. The WFOE has not paid dividends in the years ended December 31, 2021 and 2022.

C.Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

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

Sensitivity Analysis. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of probability of default and loss given default and application of macroeconomic forecasts decreased or increased by 2% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

For the year ended December 31, 2023, we recognized reversal of US$2.1 million credit losses on loans to and interest receivable from other related parties based on the expected collection schedule of these loans. For more information regarding expected credit losses and for additional information regarding the allowance for credit losses for loans to and interest receivable from other related parties, see “Note 10. Related Party Transactions” and “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Goodwill Impairment Assessments

Nature of Estimates Required. Goodwill is subject to periodic assessments of impairment. We test goodwill for impairment annually, or when an event occurs or circumstances change that indicate the asset may be impaired. We assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and our share price. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any.

We have two reporting units, namely, the advertising and marketing reporting unit and the value-added services reporting unit. As of December 31, 2023, goodwill balance associated with the advertising and marketing reporting unit were US$74.8 million and goodwill balance associated with the value-added services reporting unit were US$91.6 million.

Assumptions and Approach Used. The application of a goodwill impairment assessment involves significant management judgment, particularly in assessing the fair value of the reporting units. We utilize a discounted cash flow model to ascertain the fair value of these reporting units. Key assumptions utilized in estimating the fair value of the reporting units include revenue growth rates and discount rates. Changes in these assumptions could materially affect the determination of the fair value for each reporting unit.

Sensitivity Analysis. The estimate of fair value of the reporting units are sensitive to our assumptions in these factors. When one of our estimates of revenue growth rates and discount rates decreased or increased by 2% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

For the year ended December 31, 2023, a sustained decrease of our stock price was deemed as an impairment indicator, and we performed quantitative analyses as of June 30, 2023 and December 31, 2023. A third-party valuation firm was engaged to help management determine the fair value of the two reporting units by applying a discounted cash flow model. We concluded that there was no impairment of goodwill as of June 30, 2023 and December 31, 2023.

Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. You should not place undue reliance on these forward-looking statements.

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

A.Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position
Charles Guowei Chao	58	Chairman of the Board of Directors
Hong Du	52	Director
Bo Liu	43	Director
Pochin Christopher Lu	65	Independent Director
Pehong Chen	66	Independent Director
Gaofei Wang	45	Director and Chief Executive Officer
Yan Wang	51	Independent Director
Fei Cao	49	Chief Financial Officer
Wei Wang	50	Chief Operating Officer
Zenghui Cao	46	Senior Vice President, Operation
Jingdong Ge	51	Senior Vice President, Advertising Business

Charles Guowei Chao has served as our Chairman of the board of directors since our inception. He has served as Chairman of the board of directors of SINA from August 2012 to March 2021 and continues to serve as the director of SINA since March 2021. He has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao has served as a director of Leju Holdings Ltd. since 2014. Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, an M.A. degree from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

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

Bo Liu has served as our director since August 2023. Mr. Liu is currently the President of Tmall business group of Alibaba’s Taobao and Tmall Group. He was appointed as the Vice President of Alibaba Group in March 2020. He joined Alibaba in 2005 and held various positions, including the head of Alimama business group of Alibaba’s Taobao and Tmall Group,  the head of Taobao and Tmall Marketing Department, the President of Taobao University, General Manager of Juhuasuan, and General Manager of Tmall’s Operations Division. Mr. Liu received his bachelor’s degree in Aviation Mechanical Design from Zhengzhou University of Aeronautics and held an EMBA degree in Business Administration from the Chinese University of Hong Kong.

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

Pehong Chen has served as our independent director since January 2016. Before that he served as a director of SINA between March 1999 and December 2015. Dr. Pehong Chen is Founder and Chairman of BroadVision Group, a global holding company that incubates and invests in cloud, AI, fintech, medtech, biotech, health-tech, and other innovative technologies and digital transformation initiatives. Previously, he was Founder, President, and CEO of BroadVision, Inc. (acquired by Aurea Software in 2020) from 1993 to 2020 and of Gain Technology, Inc. (acquired by Sybase in 1992) from 1988 to 1992. Mr. Chen received a B.S. in engineering from National Taiwan University, a master of science degree from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

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

Yan Wang has served as our independent director since May 2021. Previously, he had served as a director of SINA since May 2003, including as SINA’s Vice Chairman of the board and Chairman of the board from May 2006 to August 2012 and as an independent director of SINA from August 2012 to March 2021. Before that, he served as SINA’s Chief Executive Officer from May 2003 to May 2006, its President from June 2001 to May 2003, its General Manager of China operations from September 1999 to May 2001 and as its Executive Deputy General Manager for production and business development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of SINA’s subsidiaries. From April 1996 to April 1999, Mr. Wang served as the Head of SINA’s SRS Internet Group. Mr. Wang has also served as the independent non-executive director, the Chairman of the remuneration committee, the member of the audit committee and the nomination committee of a Hong Kong Stock Exchange-listed company, Viva Goods Company Limited (HKEX: 0933) (formerly known as Viva China Holdings Limited), since July 2017. Mr. Wang holds a B.A. in Law and Master in International Relations from the Université Paris-Panthéon-Assas (formerly known as University of Paris II).

Fei Cao has served as our Chief Financial Officer since March 2021. Ms. Cao served as our Vice President, Finance from August 2017 to March 2021. Prior to that, Ms. Cao was a Vice President of SINA from January 2017 to July 2017, overseeing SINA’s finance department. Ms. Cao joined SINA in 2005 and served as the company’s Corporate Controller for more than ten years. Prior to joining SINA, she was an audit manager at the PricewaterhouseCoopers in Beijing. Ms. Cao is currently a director of Tian Ge Interactive Holdings Limited, a Hong Kong Stock Exchange-listed (HKEX: 1980) live social video company in China, and a director of INMYSHOW Digital Technology (Group) Co., Ltd., a Shanghai Stock Exchange-listed company (SSE: 600556) providing social and new media marketing services. Ms. Cao holds a B.S. in engineering and an EMBA degree from Shanghai Jiao Tong University. She is a certified public accountant in China and a member of the China Institute of Certified Public Accountants.

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

Mr. Bo Liu was appointed as a director of our company pursuant to the Shareholders Agreement by Ali WB, SINA and us.

B.Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately US$3.9 million in cash and benefits to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party we received and for which we have confidential obligations.

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

Share Incentive Plans

We adopted our 2023 Share Incentive Plan, or the 2023 Plan, in March 2023. Concurrent with the adoption of our 2023 Plan, we terminated a share incentive plan adopted in 2014, or the 2014 Plan, and all ordinary shares reserved but unissued as of February 28, 2023 under the 2014 Plan were transferred to the 2023 Plan. The awards previously granted and outstanding under the 2014 Plan and the evidencing original award agreements survived the termination of the 2014 Plan and will remain effective until the expiration of their original terms, as may be amended from time to time. Since the adoption of the 2023 Plan, we have not issued and will not issue any share incentive awards under the 2014 Plan.

The maximum aggregate number of shares which may be issued pursuant to all awards under the 2023 Plan is 11,622,313, being the sum of 10,000,000 shares and all ordinary shares reserved but unissued as of February 28, 2023 under the 2014 Plan.

As of March 31, 2024, an aggregate of 5,049,241 options and 3,765,502 restricted share units were granted and outstanding under the 2014 Plan and the 2023 Plan.

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

The following table summarizes, as of March 31, 2024, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2014 Plan and the 2023 Plan:

	Ordinary Shares
	Underlying
	Outstanding
	Options and
	Restricted		Exercise Price		Expiration
Name	Share Units		(US$/Share)	Grant Date	Date
Charles Chao	*		US$21.15	March 16, 2022	March 17, 2029
Hong Du	*	(1)	—	July 27, 2021	—
Bo Liu	—		—	—	—
Pehong Chen	*	(1)	—	January 6, 2023	—
Pochin Christopher Lu	*	(1)	—	August 13, 2020	—
Gaofei Wang	*	(1)	—	From July 27, 2021 to March 1, 2023	—
	*		US$21.15	March 16, 2022	March 17, 2029
Yan Wang	*	(1)	—	May 10, 2021	—
Fei Cao	*	(1)	—	From August 14, 2020 to March 1, 2023	—
	*		US$21.15	March 16, 2022	March 17, 2029
Wei Wang	*	(1)		From July 27, 2021 to March 1, 2023	—
	*		US$21.15	March 16, 2022	March 17, 2029
Zenghui Cao	*	(1)	—	From August 14, 2020 to March 1, 2023	—
	*		US$32.68	August 14, 2020	August 14, 2027
	*		US$21.15	March 16, 2022	March 17, 2029
	*		US$3.87	July 6, 2023	July 7, 2030
Jingdong Ge	*	(1)	—	From August 14, 2020 to March 1, 2023	—
	*		US$32.68	August 14, 2020	August 14, 2027
	*		US$21.15	March 16, 2022	March 17, 2029
	*		US$3.87	July 6, 2023	July 7, 2030
Other grantees	*	(1)	—	From June 3, 2019 to January 30, 2024	—
	*		US$32.68	August 14, 2020	August 14, 2027
	*		US$21.15	March 16, 2022	March 17, 2029
	*		US$3.87	From July 6, 2023 to October 23, 2023	From July 7, 2030 to October 24, 2030
Total	8,814,743
*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.

C.Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who to his/her knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his/her interest at the meeting of our board at which the question of entering into the contract or arrangement is first considered, if he/she knows his/her interest then exists, or in any other case at the first meeting of our board after he/she knows that he/she is or has become so interested. Following such a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of Nasdaq, and unless disqualified by the chairman of any specific board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Our board of directors may exercise all our powers of the company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge our undertaking, property and assets (present and future) and uncalled capital or any part thereof.

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

Audit Committee. Our audit committee consists of Mr. Pochin Christopher Lu and Mr. Pehong Chen, and is chaired by Mr. Lu. Mr. Lu and Mr. Chen satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lu qualifies as an “audit committee financial expert.” As a Cayman Islands company, we are permitted to rely on the home country exemption under Nasdaq rules to reduce the size of our audit committee to two members. An audit committee of two independent directors would satisfy Rule 5605(c)(2). We have elected to follow home country practice in terms of the number of audit committee members. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our first annual general meeting after his or her appointment and shall then be eligible for re-election at that meeting. After the completion of our initial public offering, at each annual general meeting of our company, one-third of our directors at the time, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall be determined by lot, unless they otherwise agree between themselves. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director (including a managing director or executive director) may be removed at any time before the expiration of this director’s term of office by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (2) an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office. In addition, Ali WB Investment Holding Limited has obtained certain board representation rights. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with Alibaba.”

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.Employees

We had 6,147, 5,935 and 5,268 employees, respectively as of December 31, 2021, 2022 and 2023. Our employees are mainly based in Beijing, Shanghai, Tianjin and Xi’an. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023:

Function:	Number of Employees
Operations	1,336
Sales, customer service and marketing	1,483
Product development	2,284
General administration and human resources	165
Total	5,268

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

We typically enter into standard confidentiality and non-compete agreements with our management and product development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and up to two years after the termination of his or her employment; provided that we pay compensation as specified under the agreement during the restriction period after the termination.

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The staff expenses related to the independent contractors recorded in 2023 was not significant.

We believe that we maintain a good working relationship with our employees and labor union in Beijing, and we have not experienced any material labor disputes.

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024, by:

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

The calculations in the table below are based on 243,314,778 ordinary shares issued and outstanding as of March 31, 2024, comprising of 155,492,754 Class A ordinary shares and 87,822,024 Class B ordinary shares.

Ordinary Shares Beneficially Owned
% of
	Class A	Class B	Total	% of Total	Aggregate
	Ordinary	Ordinary	Ordinary	Ordinary	Voting
	Shares	Shares	Shares	Shares(1)	Power(2)
Directors and Executive Officers:**
Charles Chao(3)	*	87,822,024	88,405,034	36.3%	63.0%
Hong Du	*	—	*	*	*
Bo Liu	—	—	—	—	—
Pochin Christopher Lu	*	—	*	*	*
Pehong Chen	*	—	*	*	*
Gaofei Wang	*	—	*	*	*
Yan Wang	*	—	*	*	*
Fei Cao	*	—	*	*	*
Wei Wang	*	—	*	*	*
Zenghui Cao	*	—	*	*	*
Jingdong Ge	*	—	*	*	*
All directors and executive officers as a group	3,364,173	87,822,024	91,186,197	37.4%	63.6%

Principal Shareholders:
SINA Corporation(4)	—	87,822,024	87,822,024	36.1%	62.9%
Ali WB Investment Holding Limited(5)	67,883,086	—	67,883,086	27.9%	16.2%

Notes:

*	Less than 1% of our total outstanding shares.
**	The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2024, by the sum of (i) 243,314,778 which is the total number of ordinary shares outstanding as of March 31, 2024 and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2024.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

Represents (i) 87,822,024 Class B ordinary shares held by SINA Corporation, (ii) 545,510 Class A ordinary shares in the form of ADSs held by Charles Chao, and (iii) 37,500 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after March 31, 2024 held by Charles Chao.

(4)

Represents 87,822,024 Class B ordinary shares held by SINA Corporation. SINA Corporation is incorporated in the Cayman Islands. The business address of SINA Corporation is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited, a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. As of the date of this document, New Wave MMXV Limited was owned as to 61.2% by Mr. Charles Chao, 30.0% by Mr. Yunli Liu and the remaining shares were held by other senior management members of SINA and Weibo, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave MMXV Limited. All the voting shares in New Wave MMXV Limited were held by Mr. Charles Chao, and the rest were all non-voting shares. Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on Nasdaq.

In March 2023, SINA entered into a facility agreement with, among others, Goldman Sachs Bank USA as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent, under which SINA is entitled to borrow up to US$300 million. Shortly thereafter, SINA pledged all of the Class B ordinary shares held by it in our company in favor of the security agent. In the event that SINA defaults under the facility agreement governing SINA’s loan, the security agent may exercise its rights and remedies in respect of the pledge, including the right to sell and/or foreclose on the shares subject to the pledge, which potentially could cause a change in control in our company. Please see “Risk Factors—Risks Relating to Our Relationship with SINA—SINA has pledged all of the Class B ordinary shares held by it in our company to secure a syndicate loan, and if SINA defaults on the underlying loan, we could experience a change in control.”

(5)

Represents (i) 58,883,086 Class A ordinary shares and (ii) 9,000,000 Class A ordinary shares represented by ADSs. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016.

To our knowledge, as of March 31, 2024, we had 34,141,459 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

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

We have entered into agreements with SINA with respect to various ongoing relationships between us after our initial public offering. These agreements that are still in effect include a master transaction agreement, a non-competition agreement, and a sales and marketing services agreement. The following are summaries of these agreements and of an intellectual property license agreement that we entered into with SINA in April 2013.

Master Transaction Agreement

The master transaction agreement contains provisions relating to our carve-out from SINA. Pursuant to this agreement, we are responsible for all financial liabilities associated with the current and historical social media business and operations that have been conducted by or transferred to us, and SINA is responsible for financial liabilities associated with all of SINA’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and SINA indemnify each other with respect to breaches of the master transaction agreement or any related intercompany agreement.

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

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which our prospectus dated April 16, 2014 forms a part, including in connection with the activities to implement of our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other intercompany agreements.

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

Under the master transaction agreement, the parties also agree to cooperate in sharing information and data collected from each party’s business operation, including, without limitation, user information and data relating to user activities. The parties agree not to charge any fees for their cooperation provided under the agreement unless they separately and explicitly agree otherwise.

The master transaction agreement will automatically terminate five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities; provided that the agreement on sharing information and data will terminate on the earlier of (1) the fifteenth anniversary of the commencement of the cooperation period or (2) five years after the first date upon which SINA ceases to own in aggregate at least 20% of the voting power of our then outstanding securities. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the non-competition agreement and the sales and marketing services agreement.

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

SINA has agreed not to compete with us during the non-competition period in the business that is of the same nature as the microblogging and social networking business that we operated as of the date of the agreement, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with SINA during the non-competition period in the businesses currently conducted by SINA, as described in its periodic filings with the SEC, other than the microblogging and social networking business that we operated as of the date of the agreement, except for owning non-controlling equity interest in any company competing with SINA.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and us as a part of Ali WB’s purchase of our ordinary and preferred shares in April 2013. Under the intellectual property license agreement, SINA grants us and our subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including ”,” “” and “,” and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. We grant SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless and until terminated as provided in the agreement.

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

Voting Agreement

Pursuant to the voting agreement entered into by SINA and Ali WB on April 24, 2014, Ali WB has the right to appoint or nominate such number of directors as is proportional to the percentage of its ownership in our company on a fully diluted basis (such number of directors to be rounded down the closest integer). Nevertheless, the number of non-independent directors Ali WB is entitled to appoint or nominate shall be no fewer than one director but no greater than the number of directors appointed or nominated by SINA as long as Ali WB holds less our shares than SINA. Ali WB’s board representation rights will terminate in the event that more than 50% of its acquired shares, being the total shares of our company acquired by Ali WB in April 2013 and through the exercise of Ali WB’s option under the shareholders’ agreement, are transferred by Ali WB or its permitted transferees to one or more third parties or are no longer held by Alibaba directly, or indirectly through certain subsidiaries. Ali WB may assign its board representation rights to a qualified new investor to whom Ali WB transfers at least 50% of its acquired shares and who meets the requirements set forth in the shareholders agreement and the directors to be appointed by such new qualified investor must meet qualifications set forth in the voting agreement. In August 2023, Mr. Bo Liu was appointed by Ali WB as a director of our company.

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

Transactions with SINA

During 2023, we recorded US$66.8 million in revenues billed through SINA to third parties/for services provided to SINA. We had costs and expenses allocated from SINA of US$36.5 million and another US$24.9 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$9.9 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2023, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$41.2 million.

In 2023, we entered into a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations or to meet SINA’s short term capital needs. In 2023, SINA has withdrawn a total of US$1,105.7 million of loans from us and repaid US$1,071.1 million to us while we recognized US$14.9 million interest income on the loans to SINA. As of December 31, 2023, the outstanding balance of the loans to and interest receivable from SINA was US$445.2 million.

On March 1, 2023, Weibo Holding (Singapore) Pte. Ltd., our wholly owned subsidiary, entered into a share purchase agreement with ShowWorld Holding Limited, an indirect subsidiary of SINA, pursuant to which Weibo Holding (Singapore) Pte. Ltd. purchased all equity interests in ShowWorld HongKong Limited, a wholly owned subsidiary of ShowWorld Holding Limited and an entity holding 332,615,750 shares of INMYSHOW Digital Technology (Group) Co., Ltd. for an aggregate consideration of approximately RMB2.16 billion in cash, payable in U.S. dollars. INMYSHOW Digital Technology (Group) Co., Ltd. is a Shanghai Stock Exchange-listed company (SSE: 600556). We beneficially owned 480,342,364 shares of INMYSHOW Digital Technology (Group) Co., Ltd., representing approximately 26.57% of its total issued shares, immediately following the consummation of this transaction and taking into account our existing shareholding.

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

On December 23, 2022, Weibo Hong Kong Limited, our wholly owned subsidiary, entered into certain agreement for the sale and purchase of 100% of the equity interest of Sina.com Technology (China) Co., Ltd., with SINA Hong Kong Limited, a wholly owned subsidiary of SINA Corporation, pursuant to which Weibo Hong Kong Limited agrees to purchase all equity interests in Sina.com Technology (China) Co., Ltd., a wholly owned subsidiary of SINA Hong Kong Limited and the owner of SINA Plaza in Beijing, China, for an aggregate consideration of approximately RMB1.5 billion (US$218.4 million), which was settled in the first quarter of 2023. Subsequently, we and SINA terminated the letter of intent that we entered into for the purchase of the office building of SINA Plaza. In 2022, we made a prepayment of US$153.6 million for SINA Plaza to SINA according to the letter of intent for Sina Plaza. The total balance of prepayment for SINA Plaza was eliminated as we consolidated the financial statements of Sina.com Technology (China) Co., Ltd. on December 31, 2023.

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

Costs and expenses allocated from SINA represent services that were provided by various subsidiaries and VIEs of SINA. The service fees were incurred using an allocation methodology based on proportional utilization. See “—Our Relationship with SINA” and “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Transactions with Alibaba

During 2023, we recorded US$111.6 million in advertising and marketing revenues from Alibaba and US$23.4 million of cost and expenses for the services provided by Alibaba. As of December 31, 2023, we had a total of US$61.1 million in accounts receivable due from Alibaba.

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

Transactions with Other Related Parties

During 2023, other than revenues generated from SINA and Alibaba, we recorded US$35.4 million in revenues from other related parties and US$33.9 million in cost and expenses for services received from other related parties. As of December 31, 2023, we had outstanding balances related to other related parties of US$38.2 million in accounts receivable, US$36.8 million in accounts payable, and US$6.0 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$449.7 million at annual interest rates ranging from 4.0% to 6.7% as of December 31, 2023. These other related parties mainly included an equity investee in real estate business, accounting US$349.7 million, and an investee providing online brokerage services, accounting US$100.0 million of the outstanding balance as of December 31, 2023.

During 2022, other than revenues generated from SINA and Alibaba, we recorded US$48.6 million in revenues from other related parties and US$32.3 million in cost and expenses for services received from other related parties. As of December 31, 2022, we had outstanding balances related to other related parties of US$48.6 million in net accounts receivable, US$21.7 million in accounts payable, and US$6.6 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$564.9 million at annual interest rates ranging from 4.0% to 5.5% as of December 31, 2022. These other related parties mainly included an equity investee in real estate business, accounting US$454.9 million, and an investee providing online brokerage services, accounting US$110.0 million of the outstanding balance as of December 31, 2022.

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

On March 15, 2021, plaintiffs GeoSolutions B.V. and GeoSolutions Holdings N.V. filed a complaint in the California Superior Court, Santa Clara County, naming as defendants, among others, our company, the Chairman of our Board of Directors, our Chief Executive Officer, and our parent company Sina Corporation. The complaint alleges unlawful use of plaintiffs’ location-based services technology by the defendants and a series of other claims. Our company, together with other served defendants, removed the case from state court to the United States District Court for the Northern District of California. See GeoSolutions B.V. et al v. Sina.Com Online et al (5:21-cv-08019-EJD). On December 20, 2021, our company and certain other Non-U.S. defendants filed a motion to dismiss the complaint for lack of personal jurisdiction in the federal court. On March 4, 2022, plaintiffs filed their opposition to the motion to dismiss. On April 22, 2022, our company and certain other non-U.S. defendants filed the reply. On March 16, 2023, the court granted the motion to dismiss, with leave to amend.  On May 1, 2023, plaintiffs filed the First Amended Complaint. On May 16, 2023, plaintiffs filed a second amended complaint against all defendants to add back the defendants missing from their first amended complaint. On June 15, 2023, our company and certain other non-U.S. defendants filed a motion to dismiss the second amended complaint. On October 26, 2023, the court granted the motion to dismiss in favor of our company and certain other non-U.S. defendants without prejudice for lack of personal jurisdiction and the dismissal is without further leave to amend. The plaintiffs did not appeal, ending the case. For risks and uncertainties relating to the legal proceedings against us and our directors and employees, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—We incur increased costs as a result of being a public company.”

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

Dividend Policy

In May 2023, the board of directors of Weibo Corporation approved a special cash dividend of US$0.85 per ordinary share and ADS to holders of the ordinary shares and ADSs of Weibo Corporation as of June 26, 2023. For the years ended December 31, 2021, 2022 and 2023, dividends made to Weibo Corporation’s shareholders were nil, nil and US$200.1 million, respectively.

In March 2024, the board of directors of Weibo Corporation approved a special cash dividend of US$0.82 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on April 12, 2024. The aggregate amount of the dividend will be approximately US$200 million, expected to be paid in May 2024.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries and our financing activities for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.  The Offer and Listing

A.Offer and Listing Details

Our ADSs, each representing one of our Class A ordinary shares, have been quoted on The Nasdaq Global Select Market system under the symbol “WB” since April 17, 2014.

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since December 8, 2021 under the stock code “9898.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing one of our Class A ordinary shares, have been quoted on The Nasdaq Global Select Market system under the symbol “WB” since April 17, 2014.

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since December 8, 2021 under the stock code “9898.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our current fourth memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below, and the common law of the Cayman Islands. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited at P.O. Box 31119 Grand Pavilion Hibiscus Way, 802 West Bay Road Grand Cayman, KY1-1205, Cayman Islands. The memorandum of association provides, inter alia, that the liability of each of the members of our company is limited to the amount from time to time unpaid on such member’s shares. The objects for which our company is established are unrestricted, and we shall have full power and authority to carry out any object not prohibited or limited by the Companies Act.

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

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of our initial public offering, our company’s register of members was updated to record and give effect to our issue of shares to the Depositary (or its nominee) as the depositary, and the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

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

Classes of Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including, but not limited to, the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, each Class B ordinary share shall automatically and immediately be converted (by way of being re-designated) into one Class A ordinary share upon (a) any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not Mr. Charles Chao, or the Founder or a Founder’s Affiliate (as defined in our memorandum and articles of association); or (b) a change of control of any direct or indirect holder of any Class B ordinary shares, including, but not limited to, any person other than the Founder or a Founder’s Affiliate gaining “Control” over any of SINA Parent Companies (e.g., by entering into an agreement with the Founder to jointly control the SINA Parent Companies), and even if the Founder or a Founder’s Affiliate remains to have joint “Control” of the SINA Parent Companies, all of the Class B ordinary shares to be held by such person or entity that is not the Founder or a Founder’s Affiliate shall be automatically and immediately converted (by way of being re-designated) into an equal number of Class A ordinary shares. Moreover, each Class B ordinary share shall automatically and immediately be converted (by way of being re-designated) into one Class A ordinary share if at any time SINA and its Affiliates (as defined in our memorandum and articles of association) in the aggregate hold less than five percent (5%) of the issued Class B ordinary shares in our company, and no Class B ordinary shares shall be issued by our company thereafter. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Voting Rights

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company except where a shareholder is required, by the rules of the stock exchange on which our ADSs or shares are listed for trading, to abstain from voting to approve the matter under consideration. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to three votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder “Present,” which means, in respect of any person, such person’s presence at a general meeting of members, which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with our memorandum and articles of association), being: (a) physically present at the meeting; or (b) in the case of any meeting at which “Communication Facilities” are permitted in accordance with our memorandum and articles of association, including any “Virtual Meeting,” connected by means of the use of such Communication Facilities.

“Communication Facilities” mean video, videoconferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video communication, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and be heard by each other.

“Virtual Meeting” means any general meeting of the members at which the members (and any other permitted participants of such meeting, including, without limitation, the chairman of such meeting and any directors of our company) are permitted to attend and participate solely by means of Communication Facilities.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are Present at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are Present at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

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

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall in each financial year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least 21 calendar days is required for the convening of our annual general shareholders’ meeting and at least 14 calendar days for any extraordinary general meeting of our shareholders. The notice of any general meeting (including a postponed or reconvened meeting) at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting. A quorum required for a general meeting of shareholders consists of one or more shareholders together holding at the date of any specific meeting not less than 10% of all votes attaching to all shares Present, which carry the right to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow one or more shareholders holding shares representing in aggregate not less than 10% of all votes attaching to all shares Present, on a one vote per share basis, which carry the right to vote at general meetings to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our memorandum and articles of association provide that our board of directors will consist of not less than two directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed shall hold office only until the first annual general meeting of our company after his or her appointment and shall then be eligible for re-election at that meeting. At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election thereat.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director (no matter a managing director or executive director) may be removed with or without cause by an ordinary resolution of our shareholders. The office of a director shall also be vacated automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or (2) an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated; or (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his office be vacated; or (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself) then in office.

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

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report on Form 20-F, we currently intend to comply with Nasdaq rules in lieu of following home country practice.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the requisition of any one or more shareholders holding shares representing in aggregate not less than 10% of all votes attaching to all shares Present, on a one vote per share basis, which carry the right to vote at general meetings, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association obliges our company in each financial year to hold a general meeting as our annual general meeting in addition to any other meeting in that financial year. The annual general meeting may be held at such time and place as our board of directors shall appoint.

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders beneficial owners fail to comply with PRC foreign exchange rules.”

E.Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the place where the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise” is located. Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a PRC resident enterprise for PRC tax purposes, we will be subject to PRC tax on our global income at a uniform tax rate of 25%. In addition, as most of our operations are located within the PRC, interest and dividends payable by us to you, as well as any gain you may realize from the sale of our notes, ADSs or Class A ordinary shares, may be deemed to be derived from sources within China. As a result, if we are treated as a “resident enterprise” for PRC tax purposes, such interest, dividends and gain may be subject to PRC tax. Any such tax may materially and adversely affect the value of your investment in our ADSs and Class A ordinary shares.

If we are a PRC resident enterprise, PRC income tax at the rate of 10% will generally be applicable to interest and dividends payable by us to investors that are “non-resident enterprises” of the PRC, if such investors do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the income is not effectively connected with such establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In the case of non-PRC resident individual investors, the tax may be withheld at a rate of 20%.

Furthermore, any gain realized on the transfer of our notes, ADSs or Class A ordinary shares by non-resident enterprise investors would be subject to PRC income tax at 10% if such gain is regarded as income derived from sources within the PRC. In the case of non-PRC resident individual investors, a PRC income tax rate of 20% may apply on such gain.

Such tax rates could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends. However, it is unclear whether non-PRC holders would be able to obtain the benefits of any tax treaties between their country of tax residence and China in the event that we are treated as a PRC resident enterprise.

In addition, interest payments may be subject to withholding of PRC value-added tax (including related local levies and any other related tax collected at source).

Taxation on distributions from VIEs

Pursuant to the contractual agreements with the VIEs and their respective shareholders, our PRC subsidiaries charge the VIEs for service fees. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate basis. The service fees paid by the VIEs will be recognized as tax deduction for the VIEs and as income by our PRC subsidiaries and are tax neutral when the VIEs and PRC subsidiaries have the same income tax rate.

If the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could, as a last resort, make a non-tax deductible transfer to our PRC subsidiaries for stranded cash in the VIEs, representing the excess of earnings over fees paid. Such transfer would be recognized as non-tax deductible expenses for the VIEs and taxable income for the PRC subsidiaries.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on applicable provisions of the Code, Treasury regulations promulgated thereunder, or the Treasury Regulations, and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service, or the IRS, all of which are subject to change and differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders that are not U.S. Holders, holders that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar or certain former citizens or long-term residents of the United States), all of which may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations applicable to owning and disposing of our ADSs or Class A ordinary shares.

General

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all substantial decisions or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding our ADSs or Class A ordinary shares should consult their tax advisors regarding the tax considerations applicable to holding and disposing of our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets, and goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

PFIC status is a factual determination made annually and is generally not determinable until after the close of each taxable year. Based upon our income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A ordinary shares), it is likely that we will be classified as a PFIC for the taxable year ended December 31, 2023, and that we could continue to be classified as a PFIC for the current and subsequent taxable years. Fluctuations in the market price of our ADSs and Class A ordinary shares may affect whether or not we are classified as a PFIC for the current and subsequent years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined from time to time by reference to the market price of our ADSs or Class A ordinary shares (which may be volatile). Furthermore, even if the composition of our assets and income were to change such that we believed that we were not a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could affect whether we are classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. As noted above, based on our income and assets (including unbooked goodwill), as well as the market price of our ADSs and Class A ordinary shares, it is likely that we will be classified as a PFIC for the taxable year ended December 31, 2023, and could continue to be classified as a PFIC for the current and subsequent taxable years. As a result, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions that such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

●	any excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or Class A ordinary shares;
●	amounts allocated to the current taxable year and to any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC, each a pre-PFIC year, will be taxable as ordinary income; and
●	amounts allocated to each taxable year other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect with respect to such holder for the applicable year, and the resulting tax will be increased by an additional tax equal to interest on the tax deemed deferred with respect to each such year, or the interest charge.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime described above by making a mark-to-market election for such stock. If a U.S. Holder makes a valid mark-to-market election for its ADSs or Class A ordinary shares, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A ordinary shares as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs or Class A ordinary shares at such time. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or Class A ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A ordinary shares in a year that we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such ADSs or Class A ordinary shares. A U.S. Holder’s basis in the ADSs or Class A ordinary shares will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period during which we are not classified as a PFIC.

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

A holder of shares in a PFIC can sometimes avoid the excess distribution regime by making a qualified electing fund election, in which case such holder would generally be required to include in income on a current basis such holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income and such holder’s pro rata share of the PFIC’s net capital gains as capital gain. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, however, and we make no undertaking to provide such information in the event that we are or become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules. Because as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules with respect to such holders indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Dividends

As noted above, we will likely be classified as a PFIC for our most recent taxable year ended December 31, 2023, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. Any distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits (as determined using U.S. federal income tax principles) will generally be includible in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by such holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits using U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will generally be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, if we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty, or the Treaty, (ii) we are neither a PFIC nor treated as such with respect to the U.S. Holder (as discussed above) for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

Dividends received on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Any such PRC withholding taxes to the extent not in excess of any reduced rate provided by the Treaty will generally be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to a number of complex limitations. A U.S. Holder that does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction for U.S. federal income tax purposes for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

As noted above, we will likely be classified as a PFIC for our most recent taxable year ended December 31, 2023, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A ordinary shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the U.S. Holder’s ability to claim a foreign tax credit in respect of any foreign tax imposed on the disposition unless the U.S. Holder has other income that is treated as derived from foreign sources.

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

THIS PRECEDING DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR ADSs AND CLASS A ORDINARY SHARES, AS WELL AS THE EFFECT OF ANY U.S. FEDERAL ESTATE OR GIFT TAX LAWS AND ANY APPLICABLE INCOME TAX TREATY.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

Our corporate internet address is http://ir.weibo.com. We make available free of charge on or through our website our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish such material with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by the SEC rules. Information contained on Weibo’s website is not part of this report or any other report filed with the SEC. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risks

Foreign Exchange Risk

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollars. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our financing activities into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repaying the principal and interest of our 2024 Senior Notes, 2030 Senor Notes, 2027 Loans and 2030 Convertible Notes, which are all denominated in U.S. dollars, or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amount available to us.

Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollars assuming: (1) projected net income from operation in China equal to the net income of 2023, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollars as of December 31, 2023 and (3) currency fluctuation occurs proportionately over the period:

	Translation
	Adjustments to	Transaction Gain
Change in the Value of RMB Against the U.S. Dollars	Comprehensive Income	/(Loss)

	(in US$ thousands)
Appreciate 2%	66,778	(459)
Appreciate 5%	167,138	(1,146)
Depreciate 2%	(66,671)	459
Depreciate 5%	(166,469)	1,146

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

Investment Risk

As of December 31, 2023, our equity investments totaled US$1,320.4 million. We measure investments in equity securities other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Changes in the basis of these investments are reported in current earnings. We recognized fair value change gain of US$43.0 million in equity securities other than equity method investments for the year ended December 31, 2023.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Investments using measurement alternative methods are investments in privately held companies and limited partnerships. Valuations of our investments in private companies and limited partnerships are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company or limited partnership is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2023, the carrying value of our investments using measurement alternative method was US$201.3 million.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. We recorded US$25.7 million of investment related impairment charges for the year ended December 31, 2023. We are unable to control these factors and an impairment charge we recognized will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2023 totaled US$641.0 million, which were composed of bank time deposits whose original maturities are of greater than three months but less than one year and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions.

Item 12. Description of Securities Other than Equity Securities

A.Debt Securities

In July 2019, we issued the 2024 Senior Notes. Our 2024 Senior Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. Our 2024 Senior Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to the maturity. In July 2020, we issued $750 million in aggregate principal amount of senior notes due 2030. Our 2030 Senior Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. Our 2030 Senior Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

Please refer to Exhibits 2.4, 2.5, and 2.6 to this annual report for the information relating to our 2024 Senior Notes and our 2030 Senior Notes required by Item 12. A. of Form 20-F.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split we declared or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split we declared or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2023, we did not record any payments made by the depository to us.

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 20 ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	Accounting and Financial Reporting Council of Hong Kong transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and
●	the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the public offering of our Class A ordinary shares in Hong Kong, we have established a branch register of members in Hong Kong, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members will continue to be maintained by our Principal Share Registrar, Global Incorporation Centre Limited, in the Cayman Islands.

All Class A ordinary shares offered in our Hong Kong public offering and the international offering have been registered on our Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on our Hong Kong share register are able to convert these shares into ADSs, and vice versa.

In connection with our Hong Kong public offering, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between Nasdaq and Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Following the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, all deposits of Class A ordinary shares for the issuance of ADSs and all withdrawals of Class A ordinary shares upon the cancellation of ADSs will be in the form of Class A ordinary shares registered on our Hong Kong share register and all corporate actions with respect thereto will be processed via the depositary’s custodian account at CCASS, subject to the rules and procedures applicable to CCASS eligible securities, subject, in each case, to certain exceptions described below and provided that the foregoing shall not apply to certain of our restricted Class A ordinary shares and Class A ordinary shares as determined by our company and the depositary, which will be via our Principal Register in the Cayman Islands.

Converting Class A Ordinary Shares trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, JPMorgan Chase Bank, N.A., Hong Kong Branch, or the custodian, in exchange for ADSs.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2022 and 2023:

	2022	2023

	(in US$)
Audit Fees(1)	1,827,556	1,722,373
Audit Related Fees(2)	37,145	409,634
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.
(2)	“Audit-related fees” primarily consists of fees related to other audit-related services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Because SINA owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under The Nasdaq Stock Market Marketplace Rules, or The Nasdaq Rules. We rely on certain exemptions that are available to controlled companies from the Nasdaq corporate governance requirements, including the requirements:

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats.

The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising of the principal accounting officer or the head of financial reporting, the head of the legal department, the principal investor relations officer, the principal officer in charge of cybersecurity matters, and appropriate business unit heads of our company, as adjusted from time to time by the then incumbent committee members), as a whole, and the executive directors of our company; and other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any) and meeting with the disclosure committee (i) in connection with each current report to furnish information concerning any material cybersecurity incident, report the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

Our Chief Operating Officer currently serves as the principal officer in charge of the cybersecurity matters of our company, who holds the certificate a Certified Information Systems Auditor and has over 20 years of experience in the fields of IT and cybersecurity.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Weibo Corporation, its subsidiaries, the VIEs and the VIEs’ direct and indirect subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1

The Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which was filed as Exhibit 4.3 to the registration statement on Form S-8, Registration No. 333-199022, filed on September 30, 2014 and incorporated herein by reference).

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (Filed as Exhibit 4.1 to the Registrant’s current report on Form 6-K (File No. 001-36397), filed on December 1, 2021, and incorporated herein by reference).

2.3

Amended and Restated Deposit Agreement, dated as of August 10, 2020, among the Registrant, the depositary and holder of the American Depositary Receipts (Filed as Exhibit 2.3 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

2.4

Indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Registrant’s current report on Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference).

2.5

First supplemental indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.2 to the Registrant’s current report on Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference).

2.6

Second Supplemental Indenture, dated as of July 8, 2020, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Registrant’s current report on Form 6-K (File No. 001-36397), filed on July 8, 2020, and incorporated herein by reference).

2.7*	Indenture, dated as of December 4, 2023, by and between Weibo Corporation and Citicorp International Limited, as trustee.

2.8*	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1

2014 Share Incentive Plan (Filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.2	2023 Share Incentive Plan (Filed as Exhibit 4.3 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 27, 2023, and incorporated herein by reference).

4.3

Form of Indemnification Agreement with the Registrant’s directors (Filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

Exhibit Number	Description

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (Filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.5

Master Transaction Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.7

Non-Competition Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 Registration, No. 333-194589, filed on March 14 2014, as amended, and incorporated herein by reference).

4.8

Sales and Marketing Services Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.9

Intellectual Property License Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.11

Amended and Restated Shareholders’ Agreement between Sina Corporation, Ali WB Investment Holding Limited and Weibo Corporation (Filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.12

Voting Agreement between Sina Corporation and Ali WB Investment Holding  Limited dated April 24, 2014 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s annual report on Form 20-F (File No. 001-36397) filed with the Securities and Exchange Commission on April 28, 2015).

4.13

Registration Rights Agreement between Sina Corporation, Ali WB Investment Holding  Limited and Weibo Corporation (Filed as Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.14

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.14 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

4.15

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.15 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

4.16

English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.16 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

4.17

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting  Power between our wholly owned subsidiary and individual shareholders of Weimeng. (Filed as Exhibit 4.17 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397 filed on April 26 2018 and incorporated herein by reference).

4.18

English Translation of the Share Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 4.18 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 26, 2018 and incorporated herein by reference).

Exhibit Number	Description

4.19

English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and Weimeng (Filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.20

English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and Weimeng. (Filed as Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.21

English Translation of the Trademark License Agreement between our wholly owned subsidiary and Weimeng. (Filed as Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1 Registration No. 333-194589, filed on March 14, 2014, as amended, and incorporated herein by reference).

4.22

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.22 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.23

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.23 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.24

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.24 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.25

English Translation of the Equity Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.25 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.26

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.26 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.27

English Translation of the Equity Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.27 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.28

English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.28 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.29

English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.29 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22 2021, and incorporated herein by reference).

4.30

English Translation of the Trademark License Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.30 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

4.31

English Translation of Spousal Consent Letter signed by each spouse of the shareholders of Weimeng Chuangke (Filed as Exhibit 4.31 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 22, 2021, and incorporated herein by reference).

Exhibit Number	Description

4.32

Facilities Agreement relating to US$900,000,000 term loan facility and US$300,000,000 revolving loan facility, dated as of August 22, 2022, between the Registrant and the other parties thereto (Filed as Exhibit 4.33 to the Registrant’s annual report on Form 20-F, Registration No. 001-36397, filed on April 27, 2023, and incorporated herein by reference).

4.33*	ADS Lending Agreement, dated as of November 30, 2023, between the Registrant and Goldman Sachs International, as amended.

8.1*	List of Significant Subsidiaries and Principal Variable Interest Entities.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-1, File No. 333-194589, filed on March 14, 2014, as amended and incorporated herein by reference).

12.1*	Certificate of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP.

15.2*	Consent of Kewei Law Firm.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

97.1*	Clawback Policy of the Registrant.

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

	By:	/s/ Gaofei Wang
		Name:	Gaofei Wang
		Title:	Director and Chief Executive Officer

Date: April 25, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for credit losses – Loans to and interest receivable from a related party

As described in Notes 2 and 10 to the consolidated financial statements, the Company has loans to and interest receivable from a related party, net of allowance for credit losses, of US$349.7 million as of December 31, 2023. Management estimated the allowance for credit losses on loans and interest receivable from other related parties not sharing similar risk characteristics on an individual basis. The significant assumptions used by management when determining the above allowances for credit losses related to the fair values of the assets of the borrowers.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on loans to and interest receivable from a related party is a critical audit matter are (i) the significant judgment by management when developing the allowance for credit losses on loans to and interest receivable from a related party; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the fair values of the assets of the borrowers; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses on loans to and interest receivable from a related party. These procedures also included, among others, (i) testing management’s process for determining the allowance for credit losses; (ii) evaluating the appropriateness of the valuation models used in the estimate; (iii) testing the completeness, accuracy and relevance of underlying data used in the models, including the borrowers’ current financial condition; and (iv) evaluating the reasonableness of the fair values of the assets of the borrowers. Professionals with specialized skill and knowledge were also used to assist in evaluating the reasonableness of valuation models and the reasonableness of the fair values of the assets of the borrowers.

Interim Goodwill Impairment Assessments

As described in Notes 2 and 6 to the consolidated financial statements, the Company’s goodwill balance was US$166.4 million as of December 31, 2023, and the goodwill associated with the advertising and marketing services and value-added services reporting units was US$74.8 million and US$91.6 million, respectively. Management conducts an impairment test at the end of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. As a result of a sustained decrease in the Company’s stock price, management performed interim impairment tests as of June 30, 2023, in addition to the annual test. Fair value is estimated by management using the income approach. Management’s income approach for the advertising and marketing services and value-added services reporting units included significant judgments and assumptions related to the revenue growth rates and the discount rates.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessments of the advertising and marketing services and value-added services reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the advertising and marketing services and value-added services reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue growth rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the advertising and marketing services and value-added services reporting units. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the advertising and marketing services and value-added services reporting units; (ii) evaluating the appropriateness of the income approach used by management; (iii) testing the completeness, accuracy and relevance of underlying data used in the income approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates and the discount rates. Evaluating management’s assumptions related to the revenue growth rates and the discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the advertising and marketing services and value-added services reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the valuation model and the discount rates.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 25, 2024

We have served as the Company’s auditor since 2013.

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except number of shares and par value)

		As of December 31,
	Notes	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	3	$2,690,768	$2,584,635
Short-term investments	3	480,428	641,035
Accounts receivable due from third parties, net of allowances of US$37,625 and US$54,557 as of December 31, 2022 and 2023, respectively	8	378,500	341,486
Accounts receivable due from Alibaba, net of allowances of nil and nil as of December 31, 2022 and 2023, respectively	8&10	75,347	61,094
Accounts receivable due from other related parties, net of allowances of US$555 and nil as of December 31, 2022 and 2023, respectively	8&10	48,596	38,188
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of US$110,000 and US$100,000 as of December 31, 2022 and 2023, respectively)	8&10	391,502	359,881
Amount due from SINA	10	487,117	486,397
Total current assets		4,552,258	4,512,716
Property and equipment, net	8	249,553	220,663
Operating lease assets	5	190,368	170,266
Intangible assets, net	6	125,072	134,129
Goodwill	6	120,151	166,436
Long-term investments	4	993,630	1,320,386
Other non-current assets (including loans to and interest receivable from a related party of US$454,912 and US$349,716 as of December 31, 2022 and 2023, respectively)	8&10	898,422	755,762
Total assets		$7,129,454	$7,280,358
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of US$575,057 and US$576,394 as of December 31, 2022 and 2023, respectively) :
Accounts payable		$161,029	$161,493
Accrued and other liabilities	8	913,984	656,445
Operating lease liability, short-term	5	9,694	10,388
Income taxes payable		55,282	94,507
Deferred revenues		79,949	75,187
Unsecured senior notes	15	—	799,325
Total current liabilities		1,219,938	1,797,345
Long-term liabilities
Convertible senior notes	15	—	317,625
Unsecured senior notes	15	1,540,717	743,695
Long-term loans	15	880,855	791,647
Deferred tax liability	9	41,694	66,151
Operating lease liability, long-term	5	55,710	42,857
Other non-current liabilities		—	3,422
Total long-term liabilities		2,518,976	1,965,397
Total liabilities		3,738,914	3,762,742

Commitments and contingencies	16

Redeemable non-controlling interests	17	45,795	68,728

Shareholders’ equity:
Ordinary shares: US$0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized as of December 31, 2022 and 2023, respectively; 237,242 shares (including 142,417 Class A ordinary shares and 94,825 Class B ordinary shares) issued and 234,186 shares outstanding as of December 31, 2022; and 242,611 shares (including 154,789 Class A ordinary shares and 87,822 Class B ordinary shares) issued and outstanding as of December 31, 2023.		59	61
Treasury stock (3,056 and nil shares as of December 31, 2022 and 2023, respectively)		(57,682)	—
Additional paid-in capital		1,445,519	1,428,935
Accumulated other comprehensive loss		(102,740)	(217,817)
Retained earnings		2,045,094	2,187,556
Total Weibo shareholders’ equity		3,330,250	3,398,735
Non-controlling interests		14,495	50,153
Total shareholders’ equity		3,344,745	3,448,888
Total liabilities, redeemable non-controlling interests and shareholders’ equity		$7,129,454	$7,280,358

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2021	2022	2023
Revenues:
Advertising and marketing revenues
Third parties		$1,633,242	$1,392,723	$1,344,354
Alibaba	10	181,241	107,197	111,608
SINA	10	96,359	56,206	45,319
Other related parties	10	69,953	40,524	32,733
		1,980,795	1,596,650	1,534,014
Value-added services revenues		276,288	239,682	225,822
Total revenues		2,257,083	1,836,332	1,759,836
Costs and Expenses
Cost of revenues		403,841	400,585	374,279
Sales and marketing		591,682	477,107	461,421
Product development		430,673	415,190	333,628
General and administrative		133,475	52,806	117,574
Impairment of intangible assets		—	10,176	—
Total costs and expenses		1,559,671	1,355,864	1,286,902
Income from operations		697,412	480,468	472,934
Income (loss) from equity method investments		14,217	(24,069)	13,392
Realized gain (loss) from investments		3,243	1,591	(766)
Fair value changes through earnings on investments, net		(72,787)	(243,619)	43,002
Investment-related impairment and provision		(106,800)	(71,081)	(23,642)
Interest income		77,280	105,434	118,209
Interest expense		(71,006)	(71,598)	(120,070)
Other income (loss), net		9,159	(49,040)	(277)
Income before income tax expenses		550,718	128,086	502,782
Less: income tax expenses	9	138,841	30,277	145,287
Net income		411,877	97,809	357,495
Less: Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests		(16,442)	12,254	2,095
Accretion to redeemable non-controlling interests		—	—	12,802
Net income attributable to Weibo’s shareholders		$428,319	$85,555	$342,598

Net income		$411,877	$97,809	$357,495
Other comprehensive income (loss)
Currency translation adjustments (for which there were no taxes)		78,196	(261,729)	(114,683)
Total comprehensive income (loss)		490,073	(163,920)	242,812
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests		(15,652)	10,197	15,291
Comprehensive income (loss) attributable to Weibo’s shareholders		$505,725	$(174,117)	$227,521

Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	12	228,814	235,164	235,560
Diluted	12	230,206	236,407	239,974
Income per share:
Basic	12	$1.87	$0.36	$1.45
Diluted	12	$1.86	$0.36	$1.43

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

							Accumulated
						Additional	Other		Non-	Total
		Ordinary Shares		Treasury Stock		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Interests	Equity
Balance at December 31, 2020		227,688	$57	—	$—	$1,201,622	$79,526	$1,531,220	$16,191	$2,828,616
Issuance of ordinary shares pursuant to stock plan		1,715	1	—	—	1,312	—	—	—	1,313
Issuance of shares-global offering, net of issuance costs	18	5,500	1	—	—	178,739	—	—	—	178,740
Shares lent to underwriters for settlement of over-allocations	18	1,650	—	—	—	—	—	—	—	—
Non-cash stock-based compensation		—	—	—	—	95,896	—	—	—	95,896
Compensation cost to non-controlling interest shareholders		—	—	—	—	—	—	—	3,215	3,215
Disposal of subsidiaries with non-controlling interests		—	—	—	—	(278)	—	—	12	(266)
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	10,811	10,811
Net income (loss) before accretion to redeemable non-controlling interests		—	—	—	—	—	—	428,319	(16,442)	411,877
Net loss attributable to redeemable non-controlling interests		—	—	—	—	—	—	—	13,000	13,000
Currency translation adjustments		—	—	—	—	—	77,406	—	790	78,196
Balance at December 31, 2021		236,553	59	—	—	1,477,291	156,932	1,959,539	27,577	3,621,398
Issuance of ordinary shares pursuant to stock plan		2,339	—	—	—	—	—	—	—	—
Shares returned from underwriters for settlement of over-allocations	18	(1,650)	—	—	—	—	—	—	—	—
Repurchase of American depositary shares (“ADSs”)		—	—	(3,056)	(57,682)	—	—	—	—	(57,682)
Non-cash stock-based compensation		—	—	—	—	119,006	—	—	—	119,006
Compensation cost to non-controlling interest shareholders		—	—	—	—	—	—	—	1,368	1,368
Reversal of compensation cost to non-controlling interest shareholders	17	—	—	—	—	—	—	—	(4,274)	(4,274)
Contribution from non-controlling interest shareholders		—	—	—	—	8,520	—	—	(25,535)	(17,015)
Purchase of a subsidiary’s shares from non-controlling shareholders		—	—	—	—	(270)	—	—	(5,136)	(5,406)
Acquisition of Sina.com Technology (China) Co., Ltd (“STC”)		—	—	—	—	(159,028)	—	—	—	(159,028)
Net income before accretion to redeemable non-controlling interests		—	—	—	—	—	—	85,555	12,254	97,809
Net loss attributable to redeemable non-controlling interests		—	—	—	—	—	—	—	10,298	10,298
Currency translation adjustments		—	—	—	—	—	(259,672)	—	(2,057)	(261,729)
Balance at December 31, 2022		237,242	59	(3,056)	(57,682)	1,445,519	(102,740)	2,045,094	14,495	3,344,745
Issuance of ordinary shares pursuant to stock plan		2,191	1	—	—	—	—	—	—	1
Retirement of repurchased American depositary shares (“ADSs”)		(3,056)	(1)	3,056	57,682	(57,681)	—	—	—	—
ADS lending arrangement in connection with issuance of convertible senior notes	15	6,234	2	—	—	2,000	—	—	—	2,002
Non-cash stock-based compensation		—	—	—	—	107,883	—	—	—	107,883
Net income before accretion to redeemable non-controlling interests		—	—	—	—	—	—	342,598	2,095	344,693
Changes due to investment in INMYSHOW		—	—	—	—	(71,695)	—	—	—	(71,695)
Contribution from non-controlling interest shareholders		—	—	—	—	3,869	—	—	—	3,869
Purchase of a subsidiary’s shares from non-controlling shareholders		—	—	—	—	(960)	—	—	(3,902)	(4,862)
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	37,071	37,071
Dividends to shareholders	19	—	—	—	—	—	—	(200,136)	—	(200,136)
Currency translation adjustments		—	—	—	—	—	(115,077)	—	394	(114,683)
Balance at December 31, 2023		242,611	$61	—	$—	$1,428,935	$(217,817)	$2,187,556	$50,153	$3,448,888

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2022	2023
Cash flows from operating activities:
Net income	$411,877	$97,809	$357,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55,008	54,694	58,509
Stock-based compensation	87,996	111,713	101,131
Amortization of operating lease assets	6,224	11,461	13,792
Non-cash compensation cost to non-controlling interest shareholders	23,246	(20,638)	11,541
Provision of allowance for credit losses	19,702	4,440	19,092
Deferred income taxes	(12,478)	(24,821)	24,038
Foreign currency exchange loss	—	66,975	9,142
(Income) loss from equity method investments	(14,217)	24,069	(13,392)
Dividend received from equity method investments	11,695	5,772	771
(Gain) loss on sale of investments	(3,243)	(1,591)	766
Fair value changes through earnings on investments, net	72,787	243,619	(43,002)
Investment-related impairment and provision	106,800	71,081	23,642
Impairment of intangible assets	—	10,176	—
Gain on disposal of property and equipment	(172)	(240)	(444)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	6,445	6,273	8,287
Changes in assets and liabilities:
Accounts receivable due from third parties	(273,728)	159,365	7,291
Accounts receivable due from Alibaba	49,003	10,162	12,321
Accounts receivable due from other related parties	(5,872)	(3,031)	9,491
Prepaid expenses and other current assets	2,589	(20,686)	6,157
Other non-current assets	(14,512)	(27,980)	(13,156)
Accounts payable	41,809	(35,481)	19,665
Accrued and other liabilities	274,803	(38,058)	(197)
Amount due from SINA	(7,787)	(47,303)	30,741
Deferred revenues	(56,181)	(3,925)	(1,905)
Operating lease liabilities	(6,684)	(10,128)	(9,612)
Income taxes payable	38,910	(79,623)	40,656
Net cash provided by operating activities	814,020	564,104	672,820
Cash flows from investing activities:
Purchases of bank time deposits and wealth management products	(1,170,070)	(629,889)	(755,315)
Maturities of bank time deposits and wealth management products	2,040,599	859,075	585,466
Investment in and prepayment on long-term investments	(1,593,880)	(193,784)	(602,740)
Proceeds from disposal of/refund of prepayment on long-term investments	447,381	141,806	347,766
Proceeds from disposal of property and equipment	383	269	463
Purchases of property and equipment	(35,094)	(43,136)	(36,772)
Prepayment for purchase of SINA Plaza	(132,531)	(153,572)	—
Loans to SINA	(978,162)	(1,261,880)	(1,105,747)
Repayment of loans by SINA	1,058,574	1,249,476	1,071,100
Cash received from (paid for) acquisitions, net of cash acquired	(61,160)	939	(243,385)
Prepayment to agent for share repurchase	—	(2,318)	—
Return of prepayment to agent for share repurchase	—	—	2,318
Net cash used in investing activities	(423,960)	(33,014)	(736,846)
Cash flows from financing activities:
Proceeds from employee options exercised	1,313	—	1
Payments for share repurchases	—	(57,682)	—
Cash received from (paid for) global offering, net of issuance costs	188,129	(8,414)	—
Proceeds from long-term loans, net of issuance costs	—	880,353	4,982
Repayment of convertible senior notes	—	(899,992)	—
Repayment of long-term loans	—	—	(100,000)
Proceeds from convertible senior notes, net of issuance costs	—	—	321,707
Proceeds from ADS lending arrangement in connection with issuance of convertible senior notes	—	—	2
Purchase of a subsidiary’s shares from non-controlling shareholders	—	(5,406)	(4,871)
Dividends paid to shareholders	—	—	(200,131)
Net cash provided by (used in) financing activities	189,442	(91,141)	21,690
Effect of exchange rate changes on cash and cash equivalents	29,357	(172,884)	(63,797)
Net increase (decrease) in cash and cash equivalents	608,859	267,065	(106,133)
Cash and cash equivalents at the beginning of the year	1,814,844	2,423,703	2,690,768
Cash and cash equivalents at the end of the year	$2,423,703	$2,690,768	$2,584,635
Supplemental disclosures of cash flow information:
Cash paid for interest expenses on convertible senior notes, unsecured senior notes and long-term loans	$(37,906)	$(64,562)	$(111,231)
Cash paid for income taxes	$(111,260)	$(135,055)	$(79,476)
Non-cash investing and financing activities
Property and equipment in accounts payable	$5,520	$17,641	$4,179
Unpaid consideration for acquisition of STC	$—	$218,402	$—
Unpaid consideration for other acquisitions	$6,293	$687	$5,674

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

The following sets forth the Company’s major subsidiaries and major VIEs:

			Percentage of
			Direct/
			Indirect
	Date of	Place of	Economic
Company	Incorporation	Incorporation	Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

WB Online Investment Limited (“WB Online”)	June 5, 2014	Cayman Islands	100%

Hangzhou Weishichangmeng Advertising Co., Ltd. (“Weishichangmeng”)	September 25, 2018	PRC	100%
Major VIEs
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	99%

Beijing Weimeng Chuangke Investment Management Co., Ltd. (“Weimeng Chuangke”)	April 9, 2014	PRC	100%

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

Total costs and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Cost of revenues	$14,749	$17,255	$12,313
Sales and marketing	3,319	1,953	—
Product development	10,083	12,192	6,850
General and administrative	10,119	15,778	17,320
	$38,270	$47,178	$36,483

While the costs and expenses allocated to the Group for these items are not necessarily indicative of the costs and expenses that would have been incurred if the Group had transactions with independent third-party suppliers directly or hired more employees, the Company does not believe there would be any significant difference between the nature and amounts of these allocated costs and expenses and the ones that would have been incurred if the Group had transactions with independent third-party suppliers directly or hired more employees.

1. Operations (Continued)

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

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2022 and 2023, the total amounts of interest-free loans to the VIEs’ shareholders were US$84.8 million and US$82.2 million, respectively. The VIEs and VIEs’ subsidiaries had accumulated deficit of US$150.8 million and US$125.5 million as of December 31, 2022 and 2023,respectively, which were included in the Group’s consolidated financial statements.

1. Operations (Continued)

Consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets and consolidated statements of comprehensive income:

	As of December 31,
	2022	2023

	(In US$ thousands)
Cash and cash equivalents	$657,578	$625,486
Short-term investments	53,822	35,870
Accounts receivable	467,083	426,420
Prepaid expenses and other current assets	179,516	165,557
Amount due from SINA	17,908	12,919
Property and equipment, net	1,641	1,721
Operating lease assets	25,776	23,082
Intangible assets, net	124,856	133,920
Goodwill	120,151	166,436
Long-term investments	327,423	266,718
Other non-current assets	295,500	202,695
Total assets	$2,271,254	$2,060,824

Accounts payable	$97,269	$118,773
Accrued and other liabilities	405,979	380,810
Income taxes payable	25,055	31,987
Deferred revenues	45,433	42,254
Amount due to the subsidiaries of the Group	1,676,499	1,393,967
Operating lease liability	26,756	25,791
Deferred tax liability	28,665	29,732
Other non-current liabilities	—	3,422
Total liabilities	2,305,656	2,026,736

Redeemable non-controlling interests	45,795	68,728

Total shareholders’ equity	(80,197)	(34,640)

Total liabilities, redeemable non-controlling interests and shareholders’ equity	$2,271,254	$2,060,824

1. Operations (Continued)

Consolidation (Continued)

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Total revenues	$1,821,294	$1,540,585	$1,531,675
Net income (loss)	$(36,406)	$(18,356)	$25,343

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Net cash provided by (used in) operating activities	$335,940	$(136,442)	$159,891
Net cash provided by (used in) investing activities	$(583,397)	$410,164	$88,119
Net cash provided by (used in) financing activities	$156,997	$226,938	$(260,289)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to US$228.0 million and US$209.3 million as of December 31, 2022 and 2023, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was US$3.4 million, US$4.2 million and US$6.6 million for 2021, 2022 and 2023, respectively.

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

1. Operations (Continued)

Consolidation (Continued)

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

Spousal Consent Letters. Each of the spouses of the shareholders of Weimeng signed the spousal consent letters. The shareholders, except for the third-party minority stakeholder, collectively hold 99% equity interest in Weimeng. Pursuant to the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned loan agreements, share transfer agreements, loan repayment agreements, agreement on authorization to exercise shareholder’s voting power and share pledge agreements and has read and understood the contractual arrangements. Each signing spouse has committed not to make any assertions in connection with the equity interests of the relevant shareholder’s interest in Weimeng, to execute all necessary documents and take all necessary actions to ensure appropriate performance of the abovementioned agreements, and, if the spouse obtains any equity interests of Weimeng, to be bound by the abovementioned agreements, comply with the obligations thereunder as a shareholder of Weimeng and sign a series of written documents in substantially the same format and content as the abovementioned agreements.

These VIE agreements provide Weibo Technology with the power to direct the activities that most significantly affect the economic performance of the Group’s consolidated VIEs and enable the Group to receive substantially all of the economic benefits generated by them. For the years ended December 31, 2021, 2022 and 2023, the total amount of service fees that Weibo Technology charged to Weimeng under these service agreements and trademark license agreement was US$1,026.2 million, US$745.1 million and US$714.8 million, respectively, which were based on the actual cost incurred from providing the services and the operations of Weimeng.

Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to Weibo Technology’s contractual arrangements with Weimeng and Weimeng’s shareholders described above.

1. Operations (Continued)

Consolidation (Continued)

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., a subsidiary of a state-owned enterprise, China Internet Investment Fund Management Co., Ltd., which is owned by several state-owned enterprises, made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third-party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

The third-party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that the Company is still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, the Company is not able to purchase or have the third-party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Weibo Technology, the wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

Use of estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, long-term investments, goodwill and other long-lived assets, allowances for credit losses, stock-based compensation, the estimated useful lives of assets, convertible senior notes, business combination, and foreign currency. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

2. Significant Accounting Policies (Continued)

Revenue recognition (Continued)

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

Revenue disaggregated by revenue source for the years ended December 31, 2021, 2022 and 2023 consists of the following:

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Advertising and marketing revenues
Revenues from advertisers signing contracts with the Group directly	$478,874	$356,503	$437,276
Revenues from advertising agencies	1,501,921	1,240,147	1,096,738
	1,980,795	1,596,650	1,534,014
Value-added services revenues	276,288	239,682	225,822
Total revenues	$2,257,083	$1,836,332	$1,759,836

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. Deferred revenues related to unsatisfied performance obligations at the end of the period are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as membership, and virtual currency or in-game virtual items sold for game related services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period was US$126.5 million, US$56.1 million and US$49.9 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

2. Significant Accounting Policies (Continued)

Revenue recognition (Continued)

Advertising and marketing revenues (Continued)

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

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, mainly including membership, and game-related services. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

Membership. Membership mainly includes a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Game-related services. Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Group’s platform, including items, avatars, skills, privileges or other in game consumables, features or functionality, within the games. The Group’s performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. Each virtual item is considered as a distinctive performance obligation. The Group collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. For games co-operated with third-party developers, revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Group is not acting as the principal in fulfilling all obligations. Sales of virtual currencies are recognized as revenues over the estimated lifespans of in-game virtual items. The estimated lifespans of different virtual items are determined by the management based on either the expected user relationship periods or the stipulated period of validity of the relevant virtual items depending on the respective term of virtual items. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

2. Significant Accounting Policies (Continued)

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, revenue-share cost, advertisement production cost, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group is subject to 3% cultural business construction fees for its advertising and marketing revenues, which is included in cost of revenues. Starting from July 1 2019, the 3% cultural business construction fees was reduced to 1.5%, valid until December 31, 2024. Moreover, as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic, the cultural business construction fees were exempted for the fiscal years of 2021 and restored to 1.5% since the fiscal year of 2022.

Sales and marketing expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, the advertising and promotional expenses were US$418.0 million, US$310.4 million and US$302.3 million, respectively.

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

2. Significant Accounting Policies (Continued)

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

Short-term investments

Short-term investments represent bank time deposits whose original maturities are of greater than three months but less than one year and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and re-measured these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income.

Credit losses

Pursuant to ASC 326, the Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of comprehensive income.

ASC Topic 326 is also applicable to the loans to and interest receivable from other related parties included in the prepaid expenses and other current assets and other non-current assets on the consolidated balance sheets. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include the fair value of the assets held by the borrowers.

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

2. Significant Accounting Policies (Continued)

Fair value measurements (Continued)

Financial instruments (Continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The Group uses the equity method to account for common shares or in-substance common shares investments on which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

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

2. Significant Accounting Policies (Continued)

Long-term investments (Continued)

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performances and business prospects of investees; b) adverse changes in the general market condition affecting investees; c) adverse changes in regulatory, economic or technological environment of the investees and d) adverse changes in cash flow forecasts of investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820-Fair Value Measurement. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, which are related to selection of comparable companies, valuation mutiples, revenue growth rate of investees, scenario probability estimates and lack of marketability discounts.

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

2. Significant Accounting Policies (Continued)

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Office building (SINA Plaza) is amortized over 45 years and office building related facilities are amortized over 20 years. Depreciation expenses were US$32.8 million, US$33.2 million and US$39.2 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries, consolidated VIEs and VIEs’ subsidiaries. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles-Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The guidance provides the option that the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Application of a goodwill impairment test requires management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit.

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

Convertible senior notes and unsecured senior notes

The Group determines the appropriate accounting treatment of its convertible senior notes in accordance with the terms in relation to the conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

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

2. Significant Accounting Policies (Continued)

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as membership, and virtual currency or in-game virtual items sold for game related services.

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

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 were a gain of US$78.2 million, a loss of US$261.7 million and a loss of US$114.7 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for 2021, a loss of US$67.0 million for the year ended 2022 and a loss of US$9.1 million for the year ended 2023, respectively.

Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible senior notes. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

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

As of December 31, 2022 and 2023, the Group had US$2.5 billion and US$2.6 billion, respectively, in cash and cash equivalents and short-term investments, such as bank time deposits with large domestic banks in China. The terms of these deposits are, in general, up to twelve months. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws. The Group’s total cash and cash equivalents and short-term investments held at two financial institutions in mainland China, representing 35% and 25% of the Group’s total cash and cash equivalents and short-term investments as of December 31, 2023. As of December 31, 2023, an immaterial amount of cash was restricted under certain foreign currency purchase contracts.

Alibaba, as an advertiser, accounted for 6%, 6% and 6% of the Group’s total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. No customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 35%, 42% and 37% of the Group’s revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consist of amounts due from advertising agencies and direct customers. Alibaba accounted for 15% and 14% of the Group’s net accounts receivable as of December 31, 2022 and 2023, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2022 and 2023, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was US$1,816.8 million and US$1,878.9 million, accounting for 57% and 58% of the Group’s total cash, cash equivalents and short-term investments balance at the respective dates. As of December 31, 2022 and 2023, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was US$502.4 million and US$440.8 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2022 and 2023, the Group’s current liabilities balance denominated in RMB was US$971.6 million and US$964.7 million, accounting for 80% and 54% of its total current liabilities balance. The decrease in proportion of total current liabilities in RMB in 2023 was mainly due to the US$800 million unsecured senior note, which is denominated in US dollar and will mature within one year. The Group may experience economic losses and negative impacts on earnings and equity, as well as translation risk, because of exchange rate fluctuations of the RMB against the U.S. dollars. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the necessary administrative procedures on a timely basis to remit its RMB out of the PRC and convert it into foreign currency.

2. Significant Accounting Policies (Continued)

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures to address improvements to reportable segment disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. This guidance is effective for fiscal years beginning after December 15, 2023 and applies retrospectively unless impracticable, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2022	2023

	(In US$ thousands)
Cash and cash equivalents:	$2,690,768	$2,584,635
Short-term investments:
Bank time deposits	268,233	616,500
Wealth management products	212,195	24,535
Subtotal	480,428	641,035
Total cash, cash equivalents and short-term investments	$3,171,196	$3,225,670

The carrying amounts of cash, cash equivalents and short-term investments approximate the fair value.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Equity Securities
	Without Readily		Equity Securities With
	Determinable Fair		Readily Determinable
	Values	Equity Method	Fair Values	Total

	(In US$ thousands)
Balance at December 31, 2020	$579,084	$311,161	$289,221	$1,179,466
Investments made/transfers from prepayments	96,768	182,200	—	278,968
Income from equity method investments, net	—	14,217	—	14,217
Dividend declared from equity method investments	—	(11,695)	—	(11,695)
Disposal of investments	(75,667)	—	(4,946)	(80,613)
Changes from measurement alternative to consolidation (Note 6)	(66,415)	—	—	(66,415)
Reclassification of equity investment without readily determinable fair values to those with readily determinable fair values	(142,000)	—	142,000	—
Impairment on investments	(106,800)	—	—	(106,800)
Fair value change through earnings	(23,316)	—	9,877	(13,439)
Currency translation adjustment	7,062	6,900	—	13,962
Balance at December 31, 2021	268,716	502,783	436,152	1,207,651
Investments made/transfers from prepayments	36,423	114,909	—	151,332
Loss from equity method investments, net	—	(24,069)	—	(24,069)
Dividend declared from equity method investments	—	(5,772)	—	(5,772)
Disposal of investments	(29,974)	(6,293)	—	(36,267)
Impairment on investments	(63,515)	—	—	(63,515)
Fair value change through earnings	—	—	(196,602)	(196,602)
Currency translation adjustment	(15,071)	(24,057)	—	(39,128)
Balance at December 31, 2022	196,579	557,501	239,550	993,630
Investments made/transfers from prepayments/other non-current assets	70,864	303,845	—	374,709
Income from equity method investments, net	—	13,392	—	13,392
Dividend declared from equity method investments	—	(4,683)	—	(4,683)
Disposal of investments	(3,463)	(14,250)	—	(17,713)
Changes from measurement alternative to consolidation (Note 6)	(43,988)	—	—	(43,988)
Reclassification of equity investment with readily determinable fair value to equity-method investment	—	153,407	(153,407)	—
Impairment on investments	(25,706)	—	—	(25,706)
Fair value change through earnings	10,877	—	32,125	43,002
Currency translation adjustment	(3,873)	(8,384)	—	(12,257)
Balance at December 31, 2023	$201,290	$1,000,828	$118,268	$1,320,386

4. Long-term Investments (Continued)

For the years ended December 31, 2021, 2022 and 2023, the Group invested in private companies totaling US$96.8 million, US$36.4 million and US$70.9 million, respectively, which were accounted for under investments without readily determinable fair values. These investments were primarily to further expand and strengthen the Group’s ecosystem and mainly included a further investment of US$39.5 million in the company operating Wuta application in 2021 and follow-on investments of US$20.0 million and US$40.0 million in a company providing online brokerage services during 2021 and 2023, respectively. The Group obtained control of the company operating the Wuta application through the step acquisition and recorded US$27.6 million fair value change loss in 2021 for the equity interest previously held by the Group immediately prior to the step acquisition. The impact of the transaction was reflected in the changes from measurement alternative to consolidation. The Group also invested US$182.2 million, US$114.9 million and US$303.8 million in companies, which were accounted for under equity method, for the years ended December 31, 2021, 2022 and 2023, respectively. These investments mainly included several investment funds in 2021 and 2022, and US$230.8 million investment in INMYSHOW Digital Technology (Group) Co., Ltd. (“INMYSHOW”, a Shanghai Stock Exchange listed company, providing social and new media marketing services) in 2023, respectively. In March 2023, the Group purchased all equity interests in ShowWorld HongKong Limited, a shareholder of INMYSHOW. As the shares of INMYSHOW was the only asset held by ShowWorld HongKong Limited, the transaction was considered an asset acquisition. Furthermore, as the Group and ShowWorld HongKong Limited are under the common control of SINA, the transaction was considered an asset acquisition under common control. According to ASC 805-50, for a transfer of assets between entities under common control, the acquirer entity shall initially measure the assets and liabilities transferred at their carrying values in the accounts of the transferring entity. Therefore, the newly acquired shares of INMYSHOW was recorded in the Group’s consolidated balance sheets using their carrying value at SINA, and the difference between the consideration paid by the Group and the carrying value of US$230.8 million of the assets was recognized in additional paid-in capital as a distribution on the acquisition date. Immediately following this transaction and together with the Group’s existing shareholding in INMYSHOW, the Group held in the aggregate approximately 26.57% of the total issued shares of INMYSHOW. Consequently, the Group reclassified its investment in INMYSHOW from equity securities with readily determinable fair values to equity method.

The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Changes in the carrying value of the equity investment under measurement alternative will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of December 31, 2022 and 2023, respectively, including cumulative upward and downward adjustments made to the initial cost basis of the securities.

Cumulative Results
(In US$ thousands)
Initial cost basis	$662,460
Upward adjustments	85,710
Downward adjustments	(554,013)
Foreign currency translation	2,422
Total carrying value at December 31, 2022	$196,579

Initial cost basis	$689,724
Upward adjustments	92,736
Downward adjustments	(579,719)
Foreign currency translation	(1,451)
Total carrying value at December 31, 2023	$201,290

4. Long-term Investments (Continued)

The Group assessed or engaged third-party valuation firms to help the management assess the fair value of certain investments, using Level 3 of fair value measurement and concluded that impairment was warranted for those investments at the year-end. Thus, the Group recognized US$63.5 million and US$25.7 million impairment charges to investments without readily determinable fair value for the years ended December 31, 2022 and 2023, respectively. The impairment charges mainly included a US$15.4 million write-off in a community software and a US$14.2 million impairment charge to a company running a business social platform in 2022 and a US$15.9 million write-off on an online education company in 2023, due to their negative financial performance with no obvious upturn or potential financing solutions in the foreseeable future.

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classified the valuation techniques that use these inputs as Level 1 of fair value measurements. The Group recorded a fair value change loss of US$142.7 million in 2022 and a fair value change gain of US$9.1 million in 2023 for INMYSHOW. One of the Group’s investees, Didi Global Inc. (“Didi”), a company operating a mobility technology platform, completed its initial public offering in and started trading on July 1, 2021, China time. Therefore, investment in Didi amounting to US$142.0 million was transferred from measurement alternative to equity securities with readily determinable fair value, and a fair value change loss of US$53.9 million and a gain of US$23.1 million was recorded in 2022 and 2023, respectively. Didi has officially delisted from NYSE in June 2022 and trade under the “DIDIY” ticker on the OTC exchange. The Group continues to record the investment in Didi under equity securities with readily determinable fair values.

The following table shows the carrying amount and fair value of the marketable securities:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

	(In US$ thousands)
INMYSHOW	$81,385	$62,952	$—	$144,337
Didi	142,000	—	(46,787)	95,213
December 31, 2022	$223,385	$62,952	$(46,787)	$239,550

Didi	$142,000	$—	$(23,732)	$118,268
December 31, 2023	$142,000	$—	$(23,732)	$118,268

4. Long-term Investments (Continued)

For the year ended December 31, 2023, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The condensed financial information of the Group’s equity method investments are summarized as a group as follow:

	Year ended December 31,
	2021	2022	2023

	(In US$ thousands)
Operating data:
Revenue	$225,356	$158,110	$850,102
Gross profit	$206,457	$129,393	$298,736
Income (loss) from operations	$243,516	$(195,636)	$12,153
Net income (loss)	$247,808	$(200,042)	$8,188
Net income (loss) attributable to the investees	$247,808	$(200,042)	$9,856

	As of December 31,
	2022	2023

	(In US$ thousands)
Balance sheet data:
Current assets	$904,956	$1,803,408
Non-current assets	$2,417,452	$2,568,567
Current liabilities	$683,626	$1,199,969
Long-term liabilities	$119	$16,879
Non-controlling interests	$—	$(4,849)

The Group recorded investment-related impairment and provision of US$106.8 million, US$71.1 million and US$23.6 million for the years ended December 31, 2021, 2022 and 2023, respectively, due to various adverse factors affecting the performance of the investees. The impairment charges in 2021 was mainly caused by a full impairment of US$75.3 million on the investment in Yixia Tech and the investment-related impairment in 2022 primarily resulted from a US$15.4 million write-off in a community software and a US$14.2 million impairment charge to a company running a business social platform. The impairment charges recorded in 2023 mainly included a US$15.9 million write-off on an online education company.

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

5. Leases (Continued)

Certain lease agreements contain an option for the Group to renew a lease for a term agreed by the Group and the lessor or an option to terminate a lease earlier than the maturity dates. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Group’s leases contain free or escalating rent payment terms. The Group’s lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Group has chosen to combine payments for non-lease components with lease payments and accounted them together as a single lease component. Payments under the lease arrangements are primarily fixed. However, for arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Additionally, certain lease agreements with SINA contain variable payments, which are determined based on actual SINA headquarters spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities. The lease agreements with SINA have been terminated when the Group acquired the 100% of the equity interest of Sina.com Technology (China) Co., Ltd., the owner of SINA Plaza in December 2022.

The components of lease cost for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Operating lease cost	$7,625	$13,949	$15,824
Short-term lease cost	4,776	2,631	3,675
Variable lease cost	5,287	5,348	—
Total lease cost	$17,688	$21,928	$19,499

Other information related to leases was as follows:

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Supplemental Cash Flows Information:
Cash paid for operating leases	$(8,948)	$(12,877)	$(12,246)
Operating lease assets obtained in exchange for operating lease liabilities	$65,459	$19,728	$1,378

Maturities of lease liabilities under operating leases as of December 31, 2023 were as follows:

Year Ended December 31,	(In US$ thousands)
2024	$13,374
2025	12,786
2026	11,399
2027	3,174
2028	2,402
Thereafter	25,028
Total future payments for recognized leasing assets	68,163
Less: leases not yet commenced	—
Less: imputed interest	14,918
Total lease liabilities	$53,245

As of December 31, 2023, operating leases recognized in lease liabilities have average remaining lease terms of 10.5 years and weighted-average discount rate of 5%. As of December 31, 2023, the Group had no lease contract that has been entered into but not yet commenced.

6. Goodwill, Intangible Assets and Acquisitions

In the second quarter of 2021, the Group acquired another 51.2% equity interest of an investee operating a leading mobile photo and video application in China, Wuta application, in which the Group previously held 34.8% equity interest, with a cash consideration of US$39.5 million. The Group obtained the control and held 86% equity interest in the investee upon completion of the transaction on May 1, 2021. A third-party valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on the acquisition date included user base, domain names and operating system of US$16.5 million with estimated lives ranging from three to ten years. The intangible assets were measured at fair value upon acquisition primarily using the royalty savings method, multi-periods excess earning model and cost approach. Key assumptions and estimates used in determining the fair value of these intangible assets include cash flow forecasts, the revenue growth rates, the discount rates, the customer attrition rate and replacements costs.

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

In April 2022 and July 2023, the Group acquired the remaining 14% equity interest of the company operating Wuta application through two installments of total cash payment of US$10.3 million. The Group owns 100% equity interest of the company operating Wuta application after the transaction.

In August 2021, the Group acquired an E-sports team and the related assets. A third-party valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on acquisition date included game related assets of US$19.3 million with estimated lives of ten years. The intangible assets were measured at fair value upon acquisition primarily using royalty savings method and multi-periods excess earning method. Key assumptions and estimates used in determining the fair value of these intangible assets include discount rates, terminal growth rate and royalty rate.

The consideration of the acquisition of the E-sports team and the related assets was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of August 1, 2021
(In US$ thousands)
Consideration	$30,953

Identifiable intangible assets acquired	$19,274
Goodwill	14,745
Liabilities assumed	(3,066)
Total	$30,953

6. Goodwill, Intangible Assets and Acquisitions (Continued)

On December 23, 2022, Weibo Hong Kong Limited, the Company’s wholly owned subsidiary, entered into certain agreement for the sale and purchase of 100% of the equity interest of Sina.com Technology (China) Co., Ltd., with SINA Hong Kong Limited, a wholly owned subsidiary of SINA, pursuant to which Weibo Hong Kong Limited agrees to purchase all equity interests in Sina.com Technology (China) Co., Ltd., a wholly-owned subsidiary of SINA Hong Kong Limited and the owner of SINA Plaza in Beijing, China, for an aggregate consideration of approximately US$218.4 million (RMB1.5 billion). The acquisition date was December 31, 2022 and the Group settled the payment for the consideration in the first quarter of 2023.

The Group involved a third-party appraiser to assess the fair value of assets acquired and liabilities assumed from the transaction. As more than 90% of the fair value of the gross assets acquired by the Group is concentrated in the office building, SINA Plaza, and the land-use right related to the building, the acquisition is considered an asset acquisition. Furthermore, as the Group and SINA Hong Kong Limited are under the common control of SINA, the transaction is considered an asset acquisition under common control. According to ASC 805-50, for a transfer of assets between entities under common control, the acquirer entity shall initially measure the assets and liabilities transferred at their carrying values in the accounts of the transferring entity. Therefore, the carrying values of assets of US$340.5 million and liabilities of US$281.1 million of STC was recorded in the Group’s consolidated balance sheets, and the difference between consideration paid by the Group and net assets (carrying value) of STC of US$159.0 million was recognized in additional paid-in capital as a distribution on the acquisition date. The assets recognized in the consolidated balance sheets mainly included office building and related facilities of US$170.6 million and land use right (recorded in operating lease assets) of US$125.8 million.

In the fourth quarter of 2023, the Group acquired another 33.1% equity interest of an investee, Xi’an Yunrui Network Technology Co., Ltd. (“Yunrui”), operating an online interactive entertainment application “Werewolf”, in which the Group previously held 17.9% equity interest, with a cash consideration of US$30.4 million. The Group obtained the control and held 51% equity interest in the investee upon completion of the transaction on October 1, 2023. In accordance with ASC805-accounting for step-up acquisition, the 17.9% equity interest previously held by the Group was re-measured to fair value at the acquisition date and a re-measurement gain of US$3.9 million was recognized. The Group engaged a third-party valuation firm to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on the acquisition date mainly included trademark, software copyright and cooperation agreement with a famous third-party IT company of US$31.2 million with estimated lives ranging from five to ten years. The intangible assets were measured at fair value upon acquisition primarily using the royalty savings method, multi-periods excess earning model and cost approach. Key assumptions and estimates used in determining the fair value of these intangible assets include cash flow forecasts, the revenue growth rates, and the discount rates.

The consideration of the acquisition of Yunrui was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of October 1, 2023
(In US$ thousands)
Consideration	$30,443
Fair value of previously held equity interest	13,545
Non-controlling interest	37,043
Total	$81,031

Cash and short-term investments acquired	$4,864
Other assets acquired	1,483
Identifiable intangible assets acquired	31,205
Goodwill	48,669
Liabilities assumed	(5,190)
Total	$81,031

The acquisitions completed in 2021 and 2023 individually contributed immaterial amounts to revenues and net income for 2021 and 2023, respectively. Since they did not have a material impact on the Group’s consolidated financial statements, pro forma disclosures have not been presented. Apart from what have been disclosed above, there was no other acquisitions during the years ended December 31, 2021, 2022 and 2023, respectively.

6. Goodwill, Intangible Assets and Acquisitions (Continued)

The following sets forth the changes in the Group’s goodwill by reporting units:

	Advertising &	Value-added
	Marketing	services	Total

	(In US$ thousands)
Balance as of December 31, 2020	$30,899	$30,813	$61,712
Acquisition of the company operating Wuta application	51,034	—	51,034
Acquisition of an E-sports team	—	14,745	14,745
Currency translation adjustment	1,813	1,101	2,914
Balance as of December 31, 2021	83,746	46,659	130,405
Currency translation adjustment	(6,585)	(3,669)	(10,254)
Balance as of December 31, 2022	77,161	42,990	120,151
Acquisition of Yunrui	—	48,669	48,669
Currency translation adjustment	(2,331)	(53)	(2,384)
Balance as of December 31, 2023	$74,830	$91,606	$166,436

The Group performs at least annually a qualitative analysis on the goodwill arising from acquisitions taking into consideration the events and circumstances, including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. For the years ended December 31, 2021 and 2022, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded. During the year ended December 31, 2023, a sustained decrease of the share price was noted by the Group and deemed as an impairment indicator of the goodwill. The Group performed quantitative analysis as of June 30, 2023 and December 31, 2023. A third-party valuation firm was engaged to help the management determine the fair value of the two reporting units by applying income approach. Significant assumptions in estimating the fair value of reporting units included revenue growth rates and discount rates. In order to assess the impact of changes in certain significant assumptions, which could materially affect the determination of the fair value of each reporting unit, the Group also performed a sensitivity analysis by decreasing the revenue growth rates and increasing the discount rates. The analysis still resulted in the fair value of each reporting unit exceeding the carrying value by a sufficient amount. Therefore, the Group concluded that there was no impairment of goodwill as of June 30, 2023 and December 31, 2023, respectively.

For the year ended December 31, 2022, the Group recognized an impairment charge of US$10.2 million for the intangible assets arising from certain acquisitions due to no more sustainable future revenues expected for the certain business.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2022			As of December 31, 2023
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In US$ thousands)			(In US$ thousands)
Game related	$140,328	$(30,029)	$110,299	$136,155	$(43,406)	$92,749
Technology	2,808	(2,596)	212	10,596	(2,831)	7,765
Trademark and domain name	12,892	(4,280)	8,612	25,436	(5,765)	19,671
Others	13,045	(7,096)	5,949	23,898	(9,954)	13,944
Total	$169,073	$(44,001)	$125,072	$196,085	$(61,956)	$134,129

6. Goodwill, Intangible Assets and Acquisitions (Continued)

The amortization expense for the years ended December 31, 2021, 2022 and 2023 was US$22.2 million, US$21.5 million and US$19.3 million, respectively. As of December 31, 2023, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In US$ thousands)
2024	$21,483
2025	17,980
2026	17,943
2027	17,660
2028	17,326
Thereafter	41,528
Total expected amortization expense *	$133,920
*	The table above excludes US$0.2 million of indefinite-lived intangible assets which was included in the category of others.

7. Stock-Based Compensation

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which included the remaining 4.6 million shares from the terminated 2010 Share Incentive Plan, plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which has a term life of ten years, were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. In March 2023, the Company adopted the 2023 Share Incentive Plan (the “2023 Plan”), which included the sum of 10,000,000 shares and all ordinary shares reserved but unissued as of February 28, 2023 under the 2014 Plan. Each share in the 2014 Plan pool and 2023 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talents. Stock-based compensation related to the grants is amortized generally over four years on a straight-line basis (generally one year for performance-based restricted shares).

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2021*	2022*	2023*

	(In US$ thousands)
Cost of revenues	$8,112	$9,417	$8,933
Sales and marketing	15,292	18,910	16,528
Product development	43,622	55,294	51,441
General and administrative	20,970	28,092	24,229
	$87,996	$111,713	$101,131
*	Excluded non-cash stock-based compensation of US$7.9 million, US$9.3 million and US$8.1 million to SINA employees charged through Amount due from SINA in 2021, 2022 and 2023, respectively.

7. Stock-Based Compensation (Continued)

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2020	12,495
Addition	—
Granted*	(5,752)
Cancelled/expired/forfeited	692
December 31, 2021	7,435
Addition	—
Granted*	(4,642)
Cancelled/expired/forfeited	770
December 31, 2022	3,563
Addition	10,000
Granted*	(3,971)
Cancelled/expired/forfeited	351
December 31, 2023	9,943

*For the years ended December 31, 2021, 2022 and 2023, 5.8 million, 1.8 million and 1.8 million restricted share units were granted, respectively. Options of nil, 2.8 million and 2.2 million were granted during 2021, 2022 and 2023, respectively.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)	(In US$)	(In years)	(In US$ thousands)
December 31, 2020	551	$28.85	5.8	$6,683
Granted	—	$—
Exercised	(105)	$12.70
Cancelled/expired/forfeited	(59)	$32.68
December 31, 2021	387	$32.68	5.6	$—
Granted	2,750	$21.15
Exercised	—	$—
Cancelled/expired/forfeited	(118)	$24.12
December 31, 2022	3,019	$22.51	6.0	$—
Granted	2,187	$3.87
Exercised	—	$—
Cancelled/expired/forfeited	(98)	$22.07
December 31, 2023	5,108	$14.54	5.7	$15,390

Vested and expected to vest as of December 31, 2022	2,752	$22.54	6.0	$—
Exercisable as of December 31, 2022	172	$32.68	4.6	$—

Vested and expected to vest as of December 31, 2023	4,686	$14.68	5.7	$13,905
Exercisable as of December 31, 2023	1,226	$23.44	4.9	$—

7. Stock-Based Compensation (Continued)

Stock Options (Continued)

The total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 was US$4.0 million, nil and nil, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2022 and 2023 was US$19.12 and US$10.95, respectively. Cash received from the exercise of stock options during the years ended December 31, 2021, 2022 and 2023 was US$1.3 million,nil and nil, respectively. As of December 31, 2022 and 2023, unrecognized compensation cost (adjusted for estimated forfeitures), related to non-vested stock options granted to the Company’s employees and directors was US$20.5 million and US$30.5 million, respectively. As of December 31, 2023, total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.9 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)	(In US$)	(In thousands)	(In US$)	(In years)
As of December 31, 2022
US$ 32.68	356	$32.68	172	$32.68	4.6
US$ 21.15	2,663	$21.15	—	$—	6.2
	3,019	$22.51	172	$32.68	6.0
As of December 31, 2023
US$ 32.68	328	$32.68	243	$32.68	3.6
US$ 21.15	2,606	$21.15	983	$21.15	5.2
US$ 3.87	2,174	$3.87	—	$—	6.5
	5,108	$14.54	1,226	$23.44	5.7

No option was granted during the year ended December 31, 2021. The fair value of the options granted during the years ended December 31, 2022 and 2023 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

	For the years ended December 31,
	2022	2023
Fair value of ordinary shares (US$)	21.15	11.51-13.1
Expected volatility range	53%	54.77%-55.77%
Risk-free interest rate (per annum)	2.17%	4.42%-4.82%
Expected dividend yield	—	—
Expected term (in years)	4.66	4.66

The expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected life of each grant. The risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the options in effect on the measurement date. The expected term of options is based on management’s estimate on timing of exercise of options.

7. Stock-Based Compensation (Continued)

Restricted Share Units

Summary of Performance-Based Restricted Share Units without Market Condition

The following table sets forth a summary of performance-based restricted share unit activities without market condition:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2020	17	$36.49
Awarded	15	$54.08
Vested	(2)	$38.78
Cancelled	(19)	$40.63
December 31, 2021	11	$54.17
Awarded	—	$—
Vested	(9)	$54.17
Cancelled	(2)	$54.17
December 31, 2022	—	$—
Awarded	—	$—
Vested	—	$—
Cancelled	—	$—
December 31, 2023	—	$—

As of December 31, 2022 and 2023, there was no unrecognized compensation cost (adjusted for estimated forfeitures), related to performance-based restricted share units without market condition granted to the Company’s employees, respectively.

7. Stock-Based Compensation (Continued)

Restricted Share Units (Continued)

Summary of Performance-Based Restricted Share Units with Market Condition

The following table sets forth a summary of performance-based restricted share unit activities with market condition:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2021	—	$—
Awarded	1,640	$8.43
Vested	—	$—
Cancelled	—	$—
December 31, 2022	1,640	$8.43
Awarded	1,640	$9.66
Vested	—	$—
Cancelled	—	$—
December 31, 2023	3,280	$9.04

As of December 31,2022 and 2023, unrecognized compensation cost (adjusted for estimated forfeitures) was US$4.7 million and US$1.7 million, which was related to non-vested performance-based restricted share units with market condition granted to the Company’s management. As of December 31,2022 and 2023, the cost is expected to be recognized over a weighted-average period of 0.4 years and 0.4 years, respectively. No share was vested during the year ended December 31, 2022 and 2023, respectively.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2020	4,324	$41.86
Awarded	5,737	$47.95
Vested	(1,608)	$45.66
Cancelled	(614)	$44.02
December 31, 2021	7,839	$45.37
Awarded	252	$20.59
Vested	(2,330)	$47.09
Cancelled	(651)	$42.69
December 31, 2022	5,110	$43.71
Awarded	144	$17.27
Vested	(2,191)	$43.04
Cancelled	(253)	$38.66
December 31, 2023	2,810	$43.37

As of December 31, 2022 and 2023, unrecognized compensation cost (adjusted for estimated forfeitures) was US$162.0 million and US$84.0 million, respectively, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. As of December 31,2022 and 2023, this cost is expected to be recognized over a weighted-average period of 2.5 years and 1.7 years, respectively. The total fair value based on the grant date of the restricted share units vested was US$73.4 million, US$109.7 million and US$94.3 million for the years ended December 31, 2021, 2022 and 2023, respectively.

8. Other Balance Sheets Components

	As of December 31,
	2022	2023

	(In US$ thousands)
Accounts receivable, net:
Due from third parties	$416,125	$396,043
Due from Alibaba	75,347	61,094
Due from other related parties	49,151	38,188
Total gross amount	540,623	495,325
Allowance for credit losses:
Balance at the beginning of the year	(42,650)	(38,180)
Additional provision charged to expenses, net	(4,440)	(19,208)
Write-off	4,695	1,435
Currency translation adjustment	4,215	1,396
Balance at the end of the year	(38,180)	(54,557)
	$502,443	$440,768

Prepaid expenses and other current assets:
Rental and other deposits	$1,583	$1,606
Deductible value-added taxes	3,865	4,860
Investment prepayment	30,938	29,055
Proceeds receivable from disposal of investments	13,371	—
Loans to and interest receivable from other related parties(1) (Note 10)	110,000	100,000
Loans to and interest receivable from third parties(1)	136,683	137,042
Advertising prepayment	9,126	8,563
Prepayment to outsourced service providers	3,479	3,380
Amounts deposited by users(2)	52,216	50,194
Content fees	15,859	15,796
Others	14,382	9,385
	$391,502	$359,881

Property and equipment, net:
Office building	$196,223	$190,295
Office building related facilities	3,298	3,199
Computers and equipment	228,599	213,637
Leasehold improvements	13,064	13,178
Furniture and fixtures	8,139	7,950
Others	17,733	18,644
Property and equipment, gross	467,056	446,903
Accumulated depreciation	(217,503)	(226,240)
	$249,553	$220,663
Other non-current assets
Investment-related deposits(3)	$373,252	$325,895
Loans to and interest receivable from other related parties(1) (Note 10)	454,912	349,716
Deferred tax assets	39,989	43,262
Others	30,269	36,889
	$898,422	$755,762
Accrued and other liabilities(4):
Payroll and welfare	$156,274	$161,579
Marketing expenses	74,093	62,267
Sales rebates	266,455	244,868
Professional fees	8,836	8,083
VAT and other tax payable	51,037	56,548
Amounts due to users(2)	52,216	50,194
Payable to SINA for the acquisition of the equity of STC (Note 6)	218,402	—
Unpaid consideration for acquisitions	687	5,674
Unpaid consideration for investment	4,320	2,186
Proceeds received in advance from disposal of investment	14,496	—
Interest payable for convertible senior notes, unsecured senior notes and long-term loans	28,257	28,812
Others	38,911	36,234
	$913,984	$656,445
(1)	Loans to related parties and third parties incurred for the years ended December 31, 2022 and 2023 were non-trade in nature.
(2)

Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelopes” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivable temporarily held in Weibo’s account on a third-party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.

(3)	Investment-related deposits primarily included a game company amounted to US$249.4 million and US$154.0 million as of December 31, 2022 and 2023, respectively.
(4)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands, except percentage)
Loss from non-China operations	$(232,830)	$(422,860)	$(145,244)
Income from China operations	783,548	550,946	648,026
Total income before income tax expenses	$550,718	$128,086	$502,782
Income tax expense (benefits) applicable to non-China operations	$1,355	$(14,176)	$45,441
Income tax expense applicable to China operations	137,486	44,453	99,846
Total income tax expenses	$138,841	$30,277	$145,287
Effective tax rate for China operations	17.5%	8.1%	15.4%
Effective tax rate for the Group	25.2%	23.6%	28.9%

The Group generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. The Group’s loss from non-China operations primarily included stock-based compensation, fair value changes through earnings on investments, investment-related impairment and interest expenses recorded by the Group’s non-China entities. The substantial majority of these items were recognized by the Group’s non-China entities in the Cayman Islands. The Group’s non-China operations have reversed US$14.2 million deferred tax charges which were previously recognized from fair value change of investments in 2022 and recognized US$43.7 million withholding tax in connection with the dividends paid and to be paid by Weibo Technology to Weibo HK in the foreseeable future in 2023.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Hong Kong does not impose a withholding tax on dividends. As of December 31, 2023, Weibo HK had a net operating loss of US$2.4 million, which can be carried forward indefinitely to offset future taxable income.

9. Income Taxes (Continued)

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprise”, “key software enterprise” (“KSE”) and/or “high and new technology enterprise” (“HNTE”). Weibo Technology, the Group’s WFOE, was granted the HNTE status for the fiscal years from 2017 to 2023, which entitled the qualified entity a preferential tax rate of 15% in 2021, 2022 and 2023. Its qualification as a HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for Weibo Technology to continue enjoying the preferential tax treatment. In addition, certain of the Group’s other PRC entities are also qualified as a “software enterprise”, and/or HNTE, and currently enjoy the respective preferential tax treatments.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC (“STA”) announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2020. The deadline for enjoying this preferential R&D deduction policy was extended to December 31, 2023 as announced in March 2021 by STA. In March 2023, the STA announced that enterprises engaging in research and development activities would be entitled to claim 200% of their research and development expenses as R&D Deduction since January 1, 2023.

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

The operations of the Group’s WFOE in China are invested and held by Weibo HK. If the Company is regarded as a PRC non-resident enterprise and Weibo HK is regarded as a PRC resident enterprise, Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. Under such circumstances, if Weibo HK is deemed to be a “PRC resident enterprise”, the dividends distributed from Weibo Technology to Weibo HK is not subject to dividend withholding tax. Also, Weibo HK would be subject to PRC enterprise income tax on at a rate of 25%. If the Company and Weibo HK is regarded as a PRC non-resident enterprise and subject to specific conditions, Weibo Technology may be allowed to pay a 5% withholding tax for any dividends payable to Weibo HK. For the year ended December 31, 2023, Weibo HK received special cash dividend of US$406.1 million from Weibo Technology, the WFOE, and withholding tax of US$20.5 million in connection with the dividend was fully paid. Except for the withholding tax paid in 2023, Weibo HK accrued additional withholding tax of US$23.1 million on retained earnings generated in 2023 by Weibo Technology, because Weibo Technology’s earnings are to be remitted to Weibo HK in the foreseeable future to fund its demand on US dollars in business operations, payments of dividends and debts, potential investments, etc. As of December 31, 2022 and December 31, 2023, the Group had a total undistributed PRC earnings of RMB 22.4 billion and RMB 19.9 billion, respectively, which are expected to be indefinitely reinvested in the Group’s business for the foreseeable future.

9. Income Taxes (Continued)

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses of the Group:

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Current income tax expenses	$151,319	$55,098	$121,249
Deferred tax expenses (benefits)	(12,478)	(24,821)	24,038
Income tax expenses	$138,841	$30,277	$145,287

Reconciliation of the statutory tax rate to the effective tax rate

The following table sets forth reconciliation between the PRC statutory EIT rate of 25% and the effective tax rate for the Group:

	Year Ended December 31,
	2021	2022	2023
PRC Statutory EIT rate(1)	25.0%	25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(13.1)%	(29.7)%	(9.5)%
Research and development super-deduction	(7.5)%	(21.1)%	(4.4)%
Non-deductible expenses and non-taxable income and others (2)	9.2%	(30.1)%	(3.5)%
Change in valuation allowance	0.7%	8.2%	5.0%
Effect of PRC withholding tax	—	—	8.7%
Tax rate difference from statutory rate in other jurisdictions	10.9%	71.3%	7.6%
Effective tax rate for the Group	25.2%	23.6%	28.9%
(1)	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.
(2)	The item included the impact of uncertain tax positions recognized in 2021 and the reversal of uncertain tax positions in 2022.

The provision for income taxes for China operations for the years ended December 31, 2021, 2022 and 2023 differs from the amounts computed by applying the statutory EIT rate primarily due to the preferential tax treatments described above enjoyed by the WFOE, Weibo Technology, during the periods presented. Weibo Technology enjoyed a tax reduction of US$55.1 million, US$26.9 million and US$42.2 million for the HNTE status in 2021, 2022 and 2023, respectively. The WFOE recognized tax benefits of research and development super deduction of US$41.4 million, US$26.9 million and US$22.2 million in 2021, 2022 and 2023, respectively. If the Group assessed that the benefits were more-likely-than-not to be sustained in the corresponding year, it would accordingly recognize the tax benefits. The preferential tax treatments benefited by the Group during the three-year period ended December 31, 2023 amounting to US$72.3 million, US$37.9 million and US$48.0 million, resulted in an effect of US$0.32, US$0.16 and US$0.20 on basic net income per share in 2021, 2022 and 2023, respectively.

9. Income Taxes (Continued)

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2022	2023

	(In US$ thousands)
Deferred tax assets:
Net operating loss carry forwards	$18,289	$49,802
Investment-related impairment	52,363	50,441
Depreciation, accounts receivable, accrued and other liabilities	73,557	72,207
Valuation allowance	(104,220)	(129,188)
Net deferred tax assets	$39,989	$43,262

Deferred tax liabilities:
Acquired intangible assets	$27,435	$28,528
Depreciation	1,731	1,769
Unrealized investment-related gain	12,414	12,282
Withholding tax	—	23,365
Others	114	207
Total deferred tax liabilities	$41,694	$66,151

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2022 and 2023 was US$104.2 million and US$129.2 million, respectively. The valuation allowance primarily relates to credit loss allowances and investment impairment charges, as well as net operating loss carry forwards. Historically, deferred tax assets were valued using the tax rate applicable to each entity for China operations. Net operating loss carry forwards for China operations as of December 31, 2023 will expire, if unused, in the years ending December 31, 2024 through December 31, 2028.

Uncertain tax position

Except for the lag recognition of preferential tax treatment of research and development super deduction and stock based related deduction, the Group did not record any liability or decrease in deferred tax asset related to uncertain tax positions as of December 31, 2022 and 2023, and thus, no interest and penalties related to uncertain tax positions were recorded.

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

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2019 through 2023 remain subject to the review by the relevant PRC tax authorities.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

During the years ended December 31, 2021, 2022 and 2023, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of US$978.2 million, US$1,261.9 million and US$1,105.7 million from the Group and repaid US$1,058.6 million, US$1,249.5 million and US$1,071.1 million to the Group during the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the loans to and interest receivable from SINA were US$420.4 million and US$445.2 million, respectively.

The following sets forth significant related party transactions with the Group:

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Transactions with SINA
Revenue billed through SINA	$68,351	$44,962	$41,557
Revenue from services provided to SINA	43,170	31,984	25,253
Total	$111,521	$76,946	$66,810

Costs and expenses allocated from SINA(1)	$38,270	$47,178	$36,483
Interest income on loans to SINA	$17,943	$14,770	$14,913

Transactions with Alibaba
Advertising and marketing revenues from Alibaba – as an advertiser	$139,561	$106,974	$111,608
Advertising and marketing revenues from Alibaba – as an agent	$41,680	$223	$—
Services provided by Alibaba	$44,006	$33,745	$23,366
(1)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA or SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed US$48.0 million,US $37.7 million and US$24.9 million for other costs and expenses incurred by Weibo but paid by SINA for the years ended December 31, 2021, 2022 and 2023, respectively. During the years ended December 31, 2021, 2022 and 2023, Weibo allocated US$0.8 million, US$0.6 million and US$9.9 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments, respectively.

The following table sets forth the details of the revenues from SINA by advertising and marketing revenues and value-added services revenues for the periods specified.

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands)
Transactions with SINA
Advertising and marketing revenues	$96,359	$56,206	$45,319
Value-added services revenues	15,162	20,740	21,491
Total	$111,521	$76,946	$66,810

10. Related Party Transactions (Continued)

The following sets forth related party outstanding balance:

	As of December 31,
	2022	2023

	(In US$ thousands)
Amount due from SINA(2)	$487,117	$486,397
Payable to SINA for the acquisition of the equity of STC (Note 6)	$218,402	$—
Accounts receivable due from Alibaba	$75,347	$61,094

Loans to and interest receivable from other related parties(3) (4)
-Company A (an investee providing online brokerage services)	$110,000	$100,000
Subtotal (included in prepaid expenses and other current assets)	110,000	100,000
-Company B (an investee in real estate business)	454,912	349,716
Subtotal (included in other non-current assets)	454,912	349,716
Total	$564,912	$449,716
(2)	The Group uses amount due from/to SINA to settle balances arising from costs and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2022 and 2023, the amount due from SINA also included loans to and interest receivable from SINA of US$420.4 million and US$445.2 million at an annual interest rate ranging from 1% to 4% of maturity within one year, respectively, which are non-trade in nature.
(3)	The annual interest rates of the loans were ranging from 4.0% to 6.7% at both dates. These balances are non-trade in nature. The contractual terms of the loans were up to 5 years while subject to extension and the Group will determine the liquidity (current versus non-current) of the loans pursuant to the expected cash collection. In 2023, several loans were extended and the Group accounted for such extension as loan modification.
(4)	The Group estimates the allowance for credit losses on loans and interest receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include the fair value of the assets held by the borrowers. For the years ended December 31, 2021, 2022 and 2023, the Group recognized nil, US$7.6 million credit losses and a reversal of US$2.1 million credit losses on loans to and interest receivable from other related parties based on the expected collection schedule of these loans, respectively.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business. For the years ended December 31, 2021, 2022 and 2023, the Group recognized US$70.0 million, US$40.5 million and US$32.7 million of advertising and marketing revenues, US$3.3 million, US$8.1 million and US$2.7 million of value-added services revenues, and US$62.6 million, US$32.3 million and US$33.9 million of costs and expenses from other related parties, respectively. As of December 31, 2022 and 2023, other related parties accounted for outstanding balances of net accounts receivable of US$48.6 million and US$38.2 million, accounts payable of US$21.7 million and US$36.8 million, and accrued and other liabilities of US$6.6 million and US$6.0 million, respectively.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2021, 2022 and 2023, the Group’s total contribution was US$83.2 million, US$91.2 million and US$79.5 million, respectively.

12. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2021, 2022 and 2023, options to purchase ordinary shares and RSUs of 1.4 million, 1.2 million and 2.6 million were recognized as dilutive factors and included in the calculation of diluted net income per share, respectively. For the years ended December 31, 2021, 2022 and 2023, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 0.4 million, 6.5 million and 7.4 million, respectively. For the years ended December 31, 2021, 2022 and 2023, 6.8 million, 5.9 million and nil shares convertible from the convertible senior notes were anti-dilutive and excluded from the calculation of diluted net income per share, respectively.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Year Ended December 31,
	2021	2022	2023

	(In US$ thousands, except share data and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo’s shareholders	$428,319	$85,555	$342,598
Denominator:
Weighted average ordinary shares outstanding	228,814	235,164	235,560
Basic net income per share attributable to Weibo’s shareholders	$1.87	$0.36	$1.45

Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo	$428,319	$85,555	$342,598
Add: Effect on interest expenses and amortized issuance cost of convertible senior notes	—	—	529
Net income attributable to Weibo’s shareholders for calculating diluted net income per share	428,319	85,555	343,127
Denominator:
Weighted average ordinary shares outstanding	228,814	235,164	235,560
Effects of dilutive securities
Stock options	68	—	14
Unvested restricted share units	1,324	1,243	2,625
Convertible senior notes	—	—	1,775
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	230,206	236,407	239,974
Diluted net income per share attributable to Weibo’s shareholders	$1.86	$0.36	$1.43

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

As of December 31, 2022 and 2023 the Group’s PRC subsidiaries accrued approximately US$133.6 million and US$130.4 million in the general reserve/statutory surplus funds, respectively.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. The amounts restricted for the Group amounted to US$567.2 million, or 16.1% of the Group’s total consolidated net assets as of December 31, 2023.

14. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2022 and 2023:

	Fair Value Measurements
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

	(In US$ thousands)
As of December 31, 2022:
Wealth management products (1)	$212,195	$—	$212,195	$—
Equity securities with readily determinable market value (2)	239,550	239,550	—	—
Total	$451,745	$239,550	$212,195	$—

As of December 31, 2023:
Wealth management products (1)	$24,535	$—	$24,535	$—
Equity securities with readily determinable market value (2)	118,268	118,268	—	—
Total	$142,803	$118,268	$24,535	$—

(1)        Included in short-term investments on the Group’s consolidated balance sheets.

(2)        Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures short-term investments and equity securities with readily determinable fair values at fair value on a recurring basis. The fair values of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair values of the Group’s short-term investments are determined based on the quoted market price for similar products (Level 2). The fair value of certain wealth management products was determined based on market approach using unobservable inputs including selection of comparable debt securities and lack of marketability discounts. The fair value of these wealth management products was both nil as of December 31, 2022 and 2023, respectively, with US$47.0 million fair value change loss recognized for these wealth management products for the year ended December 31, 2022. The Group recorded US$196.6 million fair value change loss and US$32.1 million fair value change gain for equity securities with readily determinable fair values for the year ended December 31, 2022 and 2023, respectively.

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

Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the period then ended. For the years ended December 31, 2021, 2022 and 2023, US$106.8 million, US$63.5 million and US$25.7 million impairment charges were recorded for those equity investments without readily determinable fair values. As of December 31, 2022 and 2023, the carrying value of these impaired investments measured at Level 3 inputs were US$17.8 million and nil, respectively. The fair value of the privately held investments was measured either based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, or based on comparing the operating metrics of public peer companies with the investees.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheets date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit at least annually. The Group recognized no impairment charge of goodwill arising from previous acquisitions for the years ended December 31, 2021, 2022 and 2023, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair values because of their short-term nature. The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes and convertible senior notes as Level 2 in the fair value hierarchy. The fair value of unsecured senior notes amounted to US$1,355.6 million and US$1,438.2 million as of December 31, 2022 and 2023, respectively. The fair value of convertible senior notes amounted to US$356.0 million as of December 31, 2023.

15. Convertible Senior Notes, Unsecured Senior Notes and Long-term Loans

Convertible Senior Notes due 2022

In October 2017, the Company issued US$900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (“2022 Convertible Notes”) at par. The net proceeds received by the Company from the issuance of the 2022 Convertible Notes were US$879.3 million, net of issuance cost of US$20.7 million. The Company pays cash interest at an annual rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Convertible Notes are being amortized to interest expenses over the contractual life. The 2022 Convertible Notes related interest expenses were US$15.4 million and US$13.2 million for each of the years ended December 31, 2021 and 2022, respectively. The Company has repaid all outstanding principal amount and accrued interest expenses of 2022 Convertible Notes in November 2022.

Unsecured Senior Notes due 2024

In July 2019, the Company issued US$800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Senior Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2024 Senior Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The net proceeds to the Company from the issuance of the 2024 Senior Notes were US$793.3 million, net of issuance cost of US$6.7 million. The issuance costs of the 2024 Senior Notes are being amortized to interest expenses over the contractual life. The 2024 Senior Notes related interest expenses were US$29.3 million for each of the three years ended December 31, 2023.

15. Convertible Senior Notes, Unsecured Senior Notes and Long-term Loans (Continued)

Unsecured Senior Notes due 2030

In July 2020, the Company issued US$750 million in aggregate principal amount of unsecured senior notes due on July 8, 2030 (“2030 Senior Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2030 Senior Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The net proceeds to the Company from the issuance of the 2030 Notes were US$740.3 million, net of issuance cost of US$9.7 million. The issuance costs of the 2030 Senior Notes are being amortized to interest expenses over the contractual life. For each of the three years ended December 31, 2023, the Group recognized US$26.3 million interest expenses from the 2030 Notes.

Term and revolving facilities agreement due 2027

On August 22, 2022, the Company signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. The term and revolving loans under this facility are priced at 128 basis points over Term SOFR (the applicable reference rate). As of December 31, 2023, the Company has fully withdrawn the US$900 million term loan and partially withdrawn US$5 million revolving facility (“2027 Loans”) and repaid US$100 million term loan in the fourth quarter of 2023. The Company used the proceeds from the term loan to refinance of existing indebtedness, general corporate purposes and payment of transaction related fees and expenses. For the years ended December 31, 2022 and 2023, the Group recognized US$2.8 million and US$63.9 million interest expenses from the 2027 Loans, respectively.

Convertible Senior Notes due 2030

In December 2023, the Company issued US$330 million in aggregate principal amount of 1.375% coupon interest convertible senior notes due on December 1, 2030 (“2030 Convertible Notes”) at par. The net proceeds received by the Company from the issuance of the 2030 Convertible Notes were approximately US$317.4 million, net of issuance cost of US$12.6 million. The Company pays cash interest at an annual rate of 1.375%, payable semiannually in arrears on June 1 and December 1 of each year, beginning June 1, 2024. The holders may require the Company to repurchase all or part of the notes for cash on December 6, 2027 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The issuance cost related to the notes was recorded in the consolidated balance sheet as a direct deduction from the principal amount of the notes, and amortized over the period from December 4, 2023, the date of issuance, to December 6, 2027, the first put date of the notes, using the effective interest method.

ADS Lending Agreement in connection with Convertible Senior Notes due 2030

Concurrent with the offering of the 2030 Convertible Notes, the Company entered into an ADS lending agreement with an affiliate of the initial purchaser of the 2030 Convertible Notes (the “ADS Borrower”), pursuant to which the Company lent to the ADS Borrower 6,233,785 ADSs (the “Borrowed ADSs”) for loan processing fees of $0.00025 per Borrowed ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangement is to facilitate short sales and/or privately negotiated derivative transactions by which some investors in the 2030 Convertible Notes may hedge their exposure to the 2030 Convertible Notes. As of December 31, 2023, the outstanding number of the Borrowed ADSs was 6,233,785.

Subject to the terms of the ADS lending agreement, the Borrowed ADSs must generally be returned to the Company as soon as practicable after the termination of the ADS lending facility and in any event no later than the twenty-fifth trading day following the earliest of (a) the date on which the Company notifies the ADS Borrower in writing of its intention to terminate the ADS lending agreement at any time after the date on which the entire principal amount of the 2030 Convertible Notes ceases to be outstanding, whether as a result of conversion, repurchase, redemption, cancellation or otherwise, and (b) the date on which the ADS Lending Agreement terminates in accordance with its terms. The Company is not required to make any payment to the initial purchaser or the ADS Borrower upon the return of the Borrowed ADSs.

15. Convertible Senior Notes, Unsecured Senior Notes and Long-term Loans (Continued)

ADS Lending Agreement in connection with Convertible Senior Notes due 2030 (Continued)

No collateral is required to be posted for the Borrowed ADSs. The ADS Borrower is required to remit to the Company any dividends paid to the holders of the Borrowed ADSs (net of any fees, costs or tax withholdings and deductions). The ADS Borrower is not entitled to vote on the Borrowed ADSs.

In accordance with ASC 815-40 and ASC 470-20, the Company has accounted for the ADS lending arrangement as equity, initially measured at fair value and recognized it as an issuance cost associated with the 2030 Convertible Notes. As a result, additional issuance cost of US$2 million was recorded on the issuance date with a corresponding increase to additional paid-in-capital. This issuance cost has also been amortized from the date of issuance to the put date of notes, using the effective interest method.

For the year ended December 31, 2023, the Group recognized US$0.5 million interest expense from the 2030 Convertible Senior Notes.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the years ended December 31, 2021, 2022 and 2023, the Group recorded US$17.7 million, US$21.9 million and US$19.5 million lease expenses, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of December 31, 2023 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2023	$68,163	$13,374	$24,185	$5,576	$25,028

Purchase commitments mainly include minimum commitments for marketing activities and internet connection. Purchase commitments as of December 31, 2023 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2023	$705,536	$687,853	$15,622	$1,988	$73

2024 Senior Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$800 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024. 2030 Senior Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030. 2027 Loans represent future estimated commitment relating to the principal amount and interests in connection with the issuance of US$900 million term loan (US$100 million repaid in the fourth quarter of 2023) and US$5 million revolving facility bearing annual rate at 128 basis points over Term SOFR as of December 31, 2023, which will mature on August 22, 2027. 2030 Convertible Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$330 million in aggregate principal amount of convertible senior notes bearing an annual interest rate of 1.375%, which will mature on December 1, 2030. Other commitments as of December 31, 2023 were as follows:

		Less than One	One to	Three to	More than
Other commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
2024 Senior Notes	$828,000	$828,000	$—	$—	$—
2030 Senior Notes	927,188	25,313	50,625	50,625	800,625
2030 Convertible Notes	361,746	4,538	9,075	9,075	339,058
2027 Loans	1,002,698	53,650	107,301	841,747	—
Total	$3,119,632	$911,501	$167,001	$901,447	$1,139,683

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

17. Redeemable Non-controlling Interests

In the fourth quarter of 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. (“JM Tech”) to acquire the majority of the company’s equity interest. The Group agreed to redeem the non-controlling interests held by the founder and CEO of the company under certain circumstances during the following years subsequent to the acquisition (“redemption period”). The Group determined that the non-controlling interest with redemption rights should be classified as redeemable non-controlling interest since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group. The redemption price will be established by applying a predetermined multiple to adjusted earnings and could be higher if the founder and CEO of JM Tech is still under employment during the redemption period. The difference of redemption price caused by whether the founder and CEO is still employed is deemed as compensation cost to the founder and CEO with a credit to redeemable non-controlling interests.

The redeemable non-controlling interests is recognized at fair value on the acquisition date. The Group records accretion on the redeemable non-controlling interests to the redemption value over the period from the date of the acquisition to the date of earliest redemption. The accretion using the effective interest method, is recorded as deemed dividends to preferred shareholders, which reduce retained earnings and equity classified non-controlling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share.

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

Pursuant to the agreements between the Group and the founder and CEO who is also an employee of JM Tech, the founder and CEO is required to be incumbent and JM Tech should meet certain performance conditions during the following two years till December 31, 2022 for the founder and CEO to be entitled to his proportionate share in JM Tech’s existing and future retained earnings during the period. Such entitlement will automatically be forfeited upon the termination of his employment during the period. The Company considered this arrangement as certain economic interests associated with the founder and CEO’s non-controlling interests in JM Tech till December 31, 2022. Therefore, the Company recognized compensation costs for the founder and CEO’s share of JM Tech’s retained earnings with the credit increasing non-controlling interests and redeemable non-controlling interests. During the year ended December 31, 2021, US$23.2 million compensation costs were recognized, of which US$20.0 million was recorded to increase redeemable non-controlling interests. As of December 31, 2022, the management of the Company had assessed the performance of JM Tech since the acquisition date and concluded that JM Tech did not meet the performance conditions defined in the share purchase agreements, which entitles the founder and CEO of JM Tech his proportionate share in the retained earnings during the period. Thus, the Group has reversed the accumulated US$36.2 million compensation costs related to JM Tech’s retained earnings recognized during the period, of which US$31.9 million was recorded to reduce redeemable non-controlling interests and US$4.3 million was recorded to reduce non-controlling interests. The reduction recorded in 2022 in redeemable non-controlling interests led to the carrying value below the redemption amount; therefore, accretion to redeemable non-controlling interests amounting US$12.8 million was recorded for the year ended December 31, 2023. For the year ended December 31, 2023, US$11.5 million of compensation costs was recognized with the founder and CEO’s incumbency.

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

19. Special Cash Dividend

In May 2023, the Company’s board of directors approved a special cash dividend of US$0.85 per ordinary share and ADS to the holders of its ordinary shares and ADSs as of the close of business on June 26, 2023. The aggregate amount of the special cash dividend was US$200.1 million and paid in July, 2023.

20. Subsequent Events

In March 2024, the Company’s board of directors has approved a special cash dividend of US$0.82 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on April 12, 2024. The aggregate amount of the dividend will be approximately US$200 million and expected to be paid in May 2024.