Form 20-F
period 2024-12-31
WEIBO Corp
filed 2025-04-15
CIK 1595761

0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2024, there were 244,271,505 ordinary shares outstanding, par value US$0.00025 per share, being the sum of 156,449,481 Class A ordinary shares and 87,822,024 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed herein are due to rounding, and references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” or “our” are to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, the VIEs and the VIEs’ direct and indirect subsidiaries;
●	“Weibo” are to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;
●	“SINA” are to Sina Corporation, our parent company and controlling shareholder;
●	“China” or “PRC” are to the People’s Republic of China;
●	“ADSs” are to our American depositary shares. Each ADS represents one Class A ordinary share;
●	“Class A ordinary shares” are to Class A ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring a holder of a Class A ordinary share one vote per share on any resolution tabled at our Company’s general meeting;
●	“Class B ordinary shares” are to Class B ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring weighted voting rights in our Company such that a holder of a Class B ordinary share is entitled to three votes per share on any resolution tabled at our Company’s general meeting;
●	“CSRC” are to China Securities Regulatory Commission;
●	“DAUs” are to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“feeds” include both posts and reposts;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“MAUs” are to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;

●	“SFO” or “Securities and Futures Ordinance” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00025 per share;
●	“top content creators” are to content creators with more than 10,000 followers as of the end of a given month, or 10,000 monthly views on Weibo in a given month, excluding duplicates;
●	“VIEs” or “variable interest entities” are to entities including Beijing Weimeng Technology Co., Ltd., or Weimeng, and Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and
●	all references to “RMB” or “Renminbi” are to the legal currency of China, and all references to “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

You can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	our continued investments in our businesses;
●	our ability to attract and retain users and customers and generate revenue and profit from our customers;
●	our ability to retain key personnel and attract new talent;
●	competition in social media, social networking, online marketing, and other businesses in which we engage;
●	the outcome of ongoing or any future litigations or arbitrations, including those relating to intellectual property rights;
●	the growth of social media, internet and mobile users and internet and mobile advertising in China;
●	PRC governmental policies relating to media, the internet, internet content providers and online advertising, and the implementation of a corporate structure involving VIEs in China;
●	general economic and business conditions globally and in mainland China; and
●	other factors described under “Item 3. Key Information—D. Risk Factors.”

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

Item 3.  Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs and Their Respective Individual Shareholders

Weibo Corporation is not an operating company in China, but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries and the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 83.9%, 87.0% and 86.2% of our total revenues for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, the VIEs and the VIEs’ direct and indirect subsidiaries, including, but not limited to, Weimeng, Weimeng Chuangke and their direct and indirect subsidiaries. Investors of our Class A ordinary shares or ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

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

The PRC regulatory and enforcement regime with regard to data security and privacy is evolving rapidly and may be subject to different interpretations or significant changes with very short notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. For examples, the PRC Data Security Law, the PRC Personal Information Protection Law released in 2021, and the Administrative Measures for Network Data Security promulgated in September 2024 posed additional challenges to our cybersecurity and data privacy compliance. The Measures for Cybersecurity Review promulgated in December 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If the Measures for Cybersecurity Review mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we may fail to complete these additional procedures, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs and/or Class A ordinary shares. The Outbound Data Transfer Security Assessment Measures, with effect from September 1, 2022, require a data processor to apply for security assessment with the Cyberspace Administration of China before providing important data or personal information to overseas recipients under certain circumstances and the Personal Information Outbound Transfer Standard Contract Measures, with effect from June 1, 2023, provide that a personal information processor who provides personal information to overseas recipients through execution of standard contract with such overseas recipient shall meet certain criteria, conduct a personal information protection impact assessment before providing any personal information to an overseas recipient, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract. The Provisions on Promoting and Regulating Cross-border Data Flows require following types of cross-border data transfers to go through security assessments, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the outbound transfer of personal information of over one million people or sensitive personal information of over 10,000 people in aggregate since January 1 of the relevant year. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, with effect from March 31, 2023, and five supporting guidelines. These measures establish a filing - based regime to regulate overseas offerings and listings by domestic companies. Any securities offerings and listings outside of mainland China by our company, including, but not limited to, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.” We have completed the filing with the CSRC within the period as required under these measures following the completion of the offering of our 1.375% convertible senior notes due 2030, or the 2030 Convertible Notes.

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations, including PRC Anti-Monopoly Law, with effect from August 1, 2022, four implementing rules for the new Anti-Monopoly Law, with effect from April 15, 2023, the Supreme People’s Court’s s Interpretation on Several Issues Concerning the Application of the PRC Anti-Unfair Competition Law, with effect from March 20, 2022, the new merger control filing thresholds promulgated by the State Council, with effect from January 22, 2024, and the Interim Measures on Online Anti-unfair Competition with effect from September 1, 2024, and strengthened the enforcement under these laws and regulations. On December 25, 2024, the Standing Committee of the National People’s Congress released a draft amendment to the Anti-unfair Competition Law seeking for public comment until January 24, 2025, but there is no timetable as to when it will be enacted. There remain uncertainties as to how the laws, regulations and guidelines promulgated in recent years will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with these regulations and authorities’ requirements in all respects. If any non-compliance is raised by authorities and determined against us, we may be subject to fines and other penalties.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, the VIEs and their direct and indirect subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIEs in China, including the Internet Content Provision License and Online Culture Operating Permit held by Weimeng. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. For example, Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In addition, an internet publishing permit might be necessary for our provisions of online game related services and the contents generated by our users on our platform. Weimeng has been communicating with the regulator for the application of an internet publishing permit. Furthermore, although most of the games on our website have obtained approval from the National Press and Publication Administration certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by the National Press and Publication Administration in practice. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.”

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

Under the currently effective PRC laws and regulations, Weibo Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and the VIEs’ direct and indirect subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. We currently do not have cash management policies in place that dictate how funds are transferred between Weibo Corporation, our subsidiaries, and the VIEs. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization.

For the year ended December 31, 2022, the VIEs received debt financing of US$232.3 million from Weibo Internet Technology (China) Co., Ltd. or Weibo Technology, the WFOE. For the years ended December 31, 2023 and 2024, the VIEs repaid debt financing of US$255.4 million and US$23.0 million to the WFOE, respectively. For the year ended December 31, 2022, the VIEs received US$377.0 million from the WFOE, as a repayment of cash advances that the VIEs historically provided to the WFOE when service fees could not be settled in time.

For the year ended December 31, 2023, Weibo Corporation loaned an aggregate amount of US$402.1 million to its subsidiaries. For the years ended December 31, 2022 and 2024, Weibo Corporation received net cash of US$0.2 million and US$581.0 million from its subsidiaries, respectively.

For the year ended December 31, 2022, there were no cash flows between Weibo Hong Kong Limited, or Weibo HK, the intermediate holding company, and the WFOE. For the years ended December 31, 2023 and 2024, the WFOE loaned an aggregate amount of US$406.6 million and US$447.1 million to Weibo Hong Kong Limited, respectively. In the fourth quarter of 2023, the WFOE distributed cash dividend of US$406.1 million (in equivalent of RMB2.97 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.5 million paid directly to the PRC tax authorities, based on partial of the accumulated net profits of the WFOE related to the years before 2023. The WFOE reinvested the remaining accumulated net profits as of December 31, 2022 in its PRC operations for the development and growth of the business. In the fourth quarter of 2024, the WFOE distributed cash dividend of US$401.6 million (in equivalent of RMB2.93 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.1 million paid directly to the PRC tax authorities, based on the net profits of the WFOE for the year of 2023. The distribution made by the WFOE to Weibo Hong Kong Limited is subject to a 5% withholding tax under the Enterprise Income Tax Law, due to the tax treaty arrangement between Mainland China and Hong Kong.

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement. For the years ended December 31, 2022, 2023 and 2024, the total amount of service fees that VIEs paid to the relevant WFOE under the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement was US$1,076.4 million, US$757.8 million and US$769.0 million, respectively.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to Weibo Corporation by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling US$566.9 million, US$567.2 million and US$575.5 million as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In May 2023, the board of directors of Weibo Corporation approved a special cash dividend of US$0.85 per ordinary share, or US$0.85 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on June 26, 2023. In March 2024, the board of directors of Weibo Corporation approved a special cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 12, 2024. For the years ended December 31, 2022, 2023 and 2024, dividends made to Weibo Corporation’s shareholders were nil, US$200.1 million and US$199.4 million, respectively. On March 12, 2025, we adopted a cash dividend policy. Under the policy, we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. Our board of directors has discretion as to whether to make dividend distributions and the amount of such distributions in any particular year, depending on our results of operations and earnings, cash flow, financial condition, capital requirements and other relevant considerations deemed relevant by our board of directors. In accordance with the dividend policy, on the same day, the board of directors of Weibo Corporation approved a cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 9, 2025. The aggregate amount of the dividend will be approximately US$200.0 million, expected to be paid in May 2025. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Under the current laws of the Cayman Islands, Weibo Corporation is not subject to tax on income or capital gains. Payments of dividends to its shareholders are not subject to any Cayman Islands withholding tax. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

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
(2)

Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

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

Condensed Consolidating Statements of Operations

	For the Year Ended December 31, 2024
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	—	118,977	123,422	1,512,278	—	1,754,677
Intercompany revenue(1)	—	15,420	712,383	—	(727,803)	—
Total revenues	—	134,397	835,805	1,512,278	(727,803)	1,754,677
Intercompany costs and expenses	—	—	(8,986)	(718,817)	727,803	—
Other cost and expenses	(74,291)	(109,382)	(377,740)	(698,940)	—	(1,260,353)
Total costs and expenses	(74,291)	(109,382)	(386,726)	(1,417,757)	727,803	(1,260,353)
Share of income (loss) of subsidiaries(2)	438,191	445,403	—	—	(883,594)	—
Income (loss) of the VIE(3)	—	—	8,220	—	(8,220)	—
Income (loss) from non-operations	(63,099)	(2,553)	41,347	(49,364)	—	(73,669)
Income (loss) before income tax expenses	300,801	467,865	498,646	45,157	(891,814)	420,655
Less: income tax expenses	—	29,666	53,243	27,641	—	110,550
Net income (loss)	300,801	438,199	445,403	17,516	(891,814)	310,105
Less: net income attributable to non-controlling interests and redeemable non-controlling interests	—	8	—	2,548	—	2,556
Less: accretion to redeemable non-controlling interests	—	—	—	6,748	—	6,748
Net income (loss) attributable to Weibo’s Shareholders	300,801	438,191	445,403	8,220	(891,814)	300,801

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	—	123,869	104,292	1,531,675	—	1,759,836
Intercompany revenue(1)	—	—	714,835	—	(714,835)	—
Total revenues	—	123,869	819,127	1,531,675	(714,835)	1,759,836
Intercompany costs and expenses	—	—	—	(714,835)	714,835	—
Other cost and expenses	(105,764)	(107,858)	(357,333)	(715,947)	—	(1,286,902)
Total costs and expenses	(105,764)	(107,858)	(357,333)	(1,430,782)	714,835	(1,286,902)
Share of income (loss) of subsidiaries(2)	529,304	504,505	—	—	(1,033,809)	—
Income (loss) of the VIE(3)	—	—	25,343	—	(25,343)	—
Income (loss) from non-operations	(80,942)	59,649	73,723	(22,582)	—	29,848
Income (loss) before income tax expenses	342,598	580,165	560,860	78,311	(1,059,152)	502,782
Less: income tax expenses	—	50,862	56,355	38,070	—	145,287
Net income (loss)	342,598	529,303	504,505	40,241	(1,059,152)	357,495
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	(1)	—	2,096	—	2,095
Less: accretion to redeemable non-controlling interests	—	—	—	12,802	—	12,802
Net income (loss) attributable to Weibo’s Shareholders	342,598	529,304	504,505	25,343	(1,059,152)	342,598

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	—	181,689	114,058	1,540,585	—	1,836,332
Intercompany revenue(1)	—	—	745,150	—	(745,150)	—
Total revenues	—	181,689	859,208	1,540,585	(745,150)	1,836,332
Intercompany costs and expenses	—	—	—	(745,150)	745,150	—
Other cost and expenses	(115,870)	(81,511)	(473,352)	(685,131)	—	(1,355,864)
Total costs and expenses	(115,870)	(81,511)	(473,352)	(1,430,281)	745,150	(1,355,864)
Share of income (loss) of subsidiaries(2)	305,672	393,327	—	—	(698,999)	—
Income (loss) of the VIE(3)	—	—	(18,356)	—	18,356	—
Income (loss) from non-operations	(104,247)	(189,320)	46,054	(104,869)	—	(352,382)
Income (loss) before income tax expenses	85,555	304,185	413,554	5,435	(680,643)	128,086
Less: income tax expenses (benefits)	—	(1,486)	20,227	11,536	—	30,277
Net income (loss)	85,555	305,671	393,327	(6,101)	(680,643)	97,809
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	—	(1)	—	12,255	—	12,254
Net income (loss) attributable to Weibo’s Shareholders	85,555	305,672	393,327	(18,356)	(680,643)	85,555

Condensed Consolidating Statements of Balance Sheets

	As of December 31, 2024
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	92,884	821,991	297,195	678,562	—	1,890,632
Short-term investments	157,998	207,084	—	94,770	—	459,852
Accounts receivable	—	21,369	3,031	315,354	—	339,754
Prepaid expenses and other current assets	95	134,595	45,898	168,186	—	348,774
Amount due from Group companies(4)	857,541	—	2,530,307	—	(3,387,848)	—
Amount due from (to) SINA	369,550	40,757	44,819	(2,357)	—	452,769
Investment in subsidiaries(2)	3,743,949	3,018,699	—	—	(6,762,648)	—
Net assets of the VIEs(3)	—	—	(89,645)	—	89,645	—
Property and equipment, net	—	154,723	59,035	1,276	—	215,034
Operating lease assets	—	119,956	13,839	20,922	—	154,717
Intangible assets, net	—	204	—	109,577	—	109,781
Goodwill	—	—	—	162,223	—	162,223
Long-term investments	—	1,090,046	61,011	238,142	—	1,389,199
Other non-current assets	142,351	283,711	389,111	166,591	—	981,764
Total assets	5,364,368	5,893,135	3,354,601	1,953,246	(10,060,851)	6,504,499
Accounts payable	—	10,901	33,500	114,034	—	158,435
Accrued and other liabilities	20,821	25,068	205,110	389,208	—	640,207
Income taxes payable	—	4,575	52,676	27,439	—	84,690
Deferred revenues	—	5,827	28,749	38,066	—	72,642
Amount due to Group companies(4)	—	2,062,700	—	1,325,148	(3,387,848)	—
Operating lease liability	—	6,145	13,293	25,304	—	44,742
Deferred tax liability	—	35,920	2,574	22,558	—	61,052
Unsecured senior notes	744,662	—	—	—	—	744,662
Convertible senior notes	320,803	—	—	—	—	320,803
Long-term loans	795,311	—	—	—	—	795,311
Other non-current liabilities	—	—	—	3,069	—	3,069
Total liabilities	1,881,597	2,151,136	335,902	1,944,826	(3,387,848)	2,925,613
Redeemable non-controlling interests	—	—	—	45,103	—	45,103
Total shareholders’ equity	3,482,771	3,741,999	3,018,699	(36,683)	(6,673,003)	3,533,783
Total liabilities, redeemable non-controlling interests and shareholders’ equity	5,364,368	5,893,135	3,354,601	1,953,246	(10,060,851)	6,504,499

	As of December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	223,009	986,234	749,906	625,486	—	2,584,635
Short-term investments	595,256	9,909	—	35,870	—	641,035
Accounts receivable	—	13,637	711	426,420	—	440,768
Prepaid expenses and other current assets	84	123,588	70,652	165,557	—	359,881
Amount due from Group companies(4)	1,438,558	(275)	2,143,046	—	(3,581,329)	—
Amount due from SINA	384,263	48,940	40,275	12,919	—	486,397
Investment in subsidiaries(2)	3,381,059	3,076,279	—	—	(6,457,338)	—
Net assets of the VIEs(3)	—	—	(86,751)	—	86,751	—
Property and equipment, net	—	166,125	52,817	1,721	—	220,663
Operating lease assets	—	127,930	19,254	23,082	—	170,266
Intangible assets, net	—	209	—	133,920	—	134,129
Goodwill	—	—	—	166,436	—	166,436
Long-term investments	—	990,722	62,946	266,718	—	1,320,386
Other non-current assets	65,835	109,256	377,976	202,695	—	755,762
Total assets	6,088,064	5,652,554	3,430,832	2,060,824	(9,951,916)	7,280,358
Accounts payable	—	8,764	33,956	118,773	—	161,493
Accrued and other liabilities	37,037	28,795	209,803	380,810	—	656,445
Income taxes payable	—	3,028	59,492	31,987	—	94,507
Deferred revenues	—	3,414	29,519	42,254	—	75,187
Amount due to Group companies(4)	—	2,187,362	—	1,393,967	(3,581,329)	—
Operating lease liability	—	8,398	19,056	25,791	—	53,245
Deferred tax liability	—	33,692	2,727	29,732	—	66,151
Unsecured senior notes	1,543,020	—	—	—	—	1,543,020
Convertible senior notes	317,625	—	—	—	—	317,625
Long-term loans	791,647	—	—	—	—	791,647
Other non-current liabilities	—	—	—	3,422	—	3,422
Total liabilities	2,689,329	2,273,453	354,553	2,026,736	(3,581,329)	3,762,742
Redeemable non-controlling interests	—	—	—	68,728	—	68,728
Total shareholders’ equity	3,398,735	3,379,101	3,076,279	(34,640)	(6,370,587)	3,448,888
Total liabilities, redeemable non-controlling interests and shareholders’ equity	6,088,064	5,652,554	3,430,832	2,060,824	(9,951,916)	7,280,358

	As of December 31, 2022
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	1,079,259	414,914	539,017	657,578	—	2,690,768
Short-term investments	250,396	939	175,271	53,822	—	480,428
Accounts receivable	—	34,877	483	467,083	—	502,443
Prepaid expenses and other current assets	2,349	152,937	56,700	179,516	—	391,502
Amount due from Group companies(4)	1,032,725	(1,976)	2,000,049	—	(3,030,798)	—
Amount due from SINA	391,124	45,437	32,648	17,908	—	487,117
Investment in subsidiaries(2)	3,029,289	3,066,174	—	—	(6,095,463)	—
Net assets of the VIEs(3)	—	—	(96,649)	—	96,649	—
Property and equipment, net	—	180,224	67,688	1,641	—	249,553
Operating lease assets	—	137,228	27,364	25,776	—	190,368
Intangible assets, net	—	216	—	124,856	—	125,072
Goodwill	—	—	—	120,151	—	120,151
Long-term investments	—	602,503	63,704	327,423	—	993,630
Other non-current assets	1,000	55,936	545,986	295,500	—	898,422
Total assets	5,786,142	4,689,409	3,412,261	2,271,254	(9,029,612)	7,129,454
Accounts payable	—	7,244	56,516	97,269	—	161,029
Accrued and other liabilities	34,320	269,108	204,577	405,979	—	913,984
Income taxes payable	—	5,957	24,270	25,055	—	55,282
Deferred revenues	—	3,699	30,817	45,433	—	79,949
Amount due to Group companies(4)	—	1,354,299	—	1,676,499	(3,030,798)	—
Operating lease liability	—	11,330	27,318	26,756	—	65,404
Deferred tax liability	—	10,440	2,589	28,665	—	41,694
Unsecured senior notes	1,540,717	—	—	—	—	1,540,717
Long-term loans	880,855	—	—	—	—	880,855
Total liabilities	2,455,892	1,662,077	346,087	2,305,656	(3,030,798)	3,738,914
Redeemable non-controlling interests	—	—	—	45,795	—	45,795
Total shareholders’ equity	3,330,250	3,027,332	3,066,174	(80,197)	(5,998,814)	3,344,745
Total liabilities, redeemable non-controlling interests and shareholders’ equity	5,786,142	4,689,409	3,412,261	2,271,254	(9,029,612)	7,129,454

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2024
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(82,831)	468,047	453,647	202,668	(401,633)	639,898
Repayment from (loans to) Group companies	581,013	—	(456,565)	—	(124,448)	—
Other investing activities	367,400	(501,900)	(36,524)	(75,876)	—	(246,900)
Net cash provided by (used in) investing activities	948,413	(501,900)	(493,089)	(75,876)	(124,448)	(246,900)
Borrowings (repayment) under loan from Group companies	—	(101,461)	—	(22,987)	124,448	—
Cash dividend paid to intra-Group companies	—	—	(401,633)	—	401,633	—
Other financing activities	(995,707)	—	—	(33,732)	—	(1,029,439)
Net cash provided by (used in) financing activities	(995,707)	(101,461)	(401,633)	(56,719)	526,081	(1,029,439)

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(84,940)	288,381	715,565	159,891	(406,077)	672,820
Repayment from (loans to) Group companies	(402,093)	—	(151,153)	—	553,246	—
Other investing activities	(395,778)	(499,033)	69,846	88,119	—	(736,846)
Net cash provided by (used in) investing activities	(797,871)	(499,033)	(81,307)	88,119	553,246	(736,846)
Borrowings (repayment) under loan from Group companies	—	808,664	—	(255,418)	(553,246)	—
Cash dividend paid to intra-Group companies	—	—	(406,077)	—	406,077	—
Other financing activities	26,561	—	—	(4,871)	—	21,690
Net cash provided by (used in) financing activities	26,561	808,664	(406,077)	(260,289)	(147,169)	21,690

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(35,216)	144,331	591,431	(136,442)	—	564,104
Repayment from (loans to) Group companies	210	—	(232,344)	376,962	(144,828)	—
Other investing activities	239,545	(40,141)	(265,620)	33,202	—	(33,014)
Net cash provided by (used in) investing activities	239,755	(40,141)	(497,964)	410,164	(144,828)	(33,014)
Borrowings (repayment) under loan from Group companies	—	(210)	(376,962)	232,344	144,828	—
Other financing activities	(85,735)	—	—	(5,406)	—	(91,141)
Net cash provided by (used in) financing activities	(85,735)	(210)	(376,962)	226,938	144,828	(91,141)
*	Weibo Technology is treated as the primary beneficiary of the VIEs for accounting purposes only.
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among Weibo Corporation, other subsidiaries and the primary beneficiary of VIEs.
(3)	It represents the elimination of net assets and income (loss) between the primary beneficiary of VIEs and VIEs and VIEs’ subsidiaries.
(4)	It represents the elimination of intercompany balances among Weibo Corporation, other subsidiaries, the primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(5)	For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to Weibo Technology for technical service fees were US$1,076.4 million, US$757.8 million and US$769.0 million, respectively.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under the headings. All the operational risks associated with being based in and having operations in mainland China as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business

●	If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.
●	If our users and platform partners do not continue to contribute content or their contributions are not valuable to other users, we may experience a decline in user traffic and user engagement.
●	We rely on our partnership program with channel partners, which mainly include handset manufacturers and application marketplaces, to drive traffic to our platform, and if our partnership program becomes less effective, traffic to our platform could decline and our business and operating results could be adversely affected.
●	If we are unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.
●	We may not be able to maintain or grow our revenues or our business.
●	We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries, the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Investors thus are not purchasing the right to convert shares into direct equity interest in our operating entities in China but instead are purchasing the right to convert shares into equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the determinations, changes, or interpretations result in our inability to assert contractual control over the VIEs, our ADSs and/or Class A ordinary shares may decline in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information - D. Risk Factors—Risks Relating to Our Corporate Structure.”

Risks Relating to Doing Business in China

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information - D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3. Key Information - D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.”

Risks Relating to Our ADRs and Class A Ordinary Shares

●	The trading prices for our listed securities have been and are likely to continue to be, volatile, regardless of our operating performance, which could result in substantial losses to our investors.
●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	Substantial future sales or perceived potential sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline significantly.

Risks Relating to Our Business

If we fail to grow our active user base, or if user engagement on our platform declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active user base and the level of user engagement are critical to our business. We had 590 million MAUs and 260 million average DAUs in December 2024. Our business has been and will continue to be significantly affected by our success in growing and retaining massive active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. As the size of our user base increases to an even larger scale and as we achieve higher market penetration in China’s internet population, we have experienced, and expect to continue to experience, fluctuations and declines in our user growth rate. Due to the size and scale we have achieved, our user base experienced slight decrease, and may not grow as quickly as in the past years or at all. Our success will become increasingly dependent on our ability to retain existing users and enhance user activities and stickiness on the platform. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to retain and attract users or increase their engagement. A number of user-oriented websites and mobile applications that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

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

We have undertaken various initiatives to stimulate the growth of our users and user engagement. For instance, in addition to the microblogging service with which Weibo originally started, we have added functionalities such as Trends, Search, Recommendation Feed, Vote and Super Topic (a community product) and we have also enriched content formats from text and photo to short video and live streaming, which we believe have helped broaden our appeal and generate more user traffic and engagement. However, there can be no assurance that our strategies will continue to be effective. If we are unable to increase our user base and user engagement, our platform could be less attractive to potential new and existing users and customers, which would have a material and adverse impact on our business, financial condition and operating results.

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

We rely on our partnership program with channel partners, which mainly include handset manufacturers and application marketplaces, to drive traffic to our platform, and if our partnership program becomes less effective, traffic to our platform could decline and our business and operating results could be adversely affected.

We work with application (app) pre-install partners, such as key domestic handset manufacturers for user acquisition and activation. Due to intense competition in the marketplace, app pre-install partners may raise prices to a point where it becomes cost prohibitive for us to rely on them for Weibo user activation, or they may decide to discontinue their services to us altogether. The partnership also highly depends on the total amount of handset shipment and sales of our partners, which may fluctuate or slow down compared with prior years. The growth of Weibo’s user base is impacted by the growth of new users from Weibo app, and pre-installation of Weibo app on new handset is an important source of new Weibo users. A continuing slowdown of new handset shipment in China may adversely impact the growth rate of our new users. If this trend continues, our business and operating results may be materially and adversely affected.We also work with key domestic handset manufacturers on content recommendation to reactivate users acquired through channels and improve user activities on Weibo.

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

Competition for user traffic and user engagement is intense and we face strong competition in our business. It is possible that a new product could gain rapid scale through harnessing a new technology (such as generative AI), or a new or existing distribution channel, creating a new or different approach to connecting people or some other means. Major Chinese internet companies, such as Tencent and Bytedance, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat; (ii) multimedia apps (such as photo, video and live streaming apps), such as Douyin/TikTok, Kuaishou, Bilibili, Xiaohongshu (also known as RedNote), iQiyi, Tencent Video, Youku and Xigua Video; and (iii) news apps and sites operated by other major internet companies, such as Tencent and Bytedance. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

We offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. We offer games on our platform and compete with both offline and online games for the time and money of game players. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including, but not limited to, providers of search services, web browser and navigation pages. We may also face competition from global social media, social networking services and messengers. Some of our competitors may have substantially more cash, traffic, technical and other resources than we do. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

Despite the solid and healthy growth of our revenues and business since our IPO, our revenues and business were adversely impacted by the outbreaks of COVID-19 from 2020 through 2022 and its severe and negative impact on the Chinese and the global economy, as well as the macro and competitive challenges we faced and the overall depreciation of RMB against the U.S. dollars in recent years.

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

We have experienced declines in revenues and may continue to experience fluctuations or declines in revenues and the overall or segment revenue growth, for other reasons, including fluctuations in smartphone shipments and sales in China, increasing competition of China’s smartphone market, disruptions to China’s economy or the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenues has reached a higher base level, our revenue has experienced growth rate slowdown and declines, and our revenues may further decline in the future. Furthermore, due to the size and scale we have achieved, our user base experienced slight decrease, and may not grow quickly or at all.

We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

We started to generate revenues in 2012 through advertising and marketing services, and to a lesser extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for 87%, 87%, and 85% of our revenues in 2022, 2023 and 2024, respectively. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could materially harm our business.

Compared with traditional advertising and marketing solutions, online advertising and marketing services are evolving rapidly, driven by rapid technological advancements and shifting consumer behaviors, which can lead to challenges in maintaining consistent performance metrics, increased competition, and potential difficulties in predicting and adapting to market trends. In addition, we, as well as the whole industry, are endeavoring to develop novel forms of advertising and marketing services. As a result, we cannot guarantee that the advertising and marketing strategies we have adopted can generate sustainable revenues and profit. Particularly, as is common in the industry, our advertising and marketing customers do not have long-term commitments with us. In addition, some potential new customers may view our advertising and marketing services as unproven, and we may need to devote additional time and resources to convince them. Customers will not continue to do business with us or may only be willing to advertise with us at reduced prices if we do not deliver advertising and marketing services in an effective manner, or if they do not believe that their investment in advertising and marketing with us will generate a competitive return relative to alternative advertising platforms.

Our ability to add new customers and increase spending of existing customers can be particularly affected by our ability to provide timely and reliable measurement analysis of customers’ advertising campaigns on Weibo, as some customers rely on advertisement measurement to evaluate advertising effectiveness. We are working with third-party measurement firms to provide these data services to our customers but the online advertisement measurement market in China is rapidly developing. We cannot assure you that our measurement partners will be able to provide measurement to the satisfaction of our customers. If our customers are unable to obtain measurement results on their marketing campaigns on Weibo to their satisfaction, our customers may be less willing to maintain or expand their advertising spending on our platform, and our financial conditions, results of operations and prospects may be materially and adversely affected.

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

If advertisements shown on our platform are in violation of PRC advertising laws and regulations, we may be subject to penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish corrective information. In case of serious violation, the PRC governmental authorities may revoke our business licenses. The VIEs in the PRC have not received penalty in 2022, 2023 and 2024 for advertisements shown on our platform. However, there can be no assurance that there will not be any penalties in the future, which may have a material and adverse effect on our business, financial condition, results of operations and prospects, brand and reputation.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, mainly including Tencent, Bytedance, Baidu, Kuaishou, Xiaohongshu (also known as RedNote), Bilibili and iQiyi. We also compete with internet companies that offer digital media tailored to specific vertical, such as Autohome, as well as other internet companies that offer online-to-offline service, purchase solutions and other performance-based advertising services. We also compete against traditional media outlets, such as television, radio, print and other offline advertising network, for advertising and marketing budgets.

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

Alibaba is an important strategic partner, a major shareholder and a significant customer of ours since our IPO in 2014. We work closely with Alibaba, serving as an important marketing partner and jointly developing innovative marketing solutions for our customers. Additionally, we explore social e-commerce opportunities for their merchants. If we are unable to either maintain strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible decline of revenue from Alibaba or the revenue associated with Alibaba’s ecosystem, our results of operations and growth prospects may be adversely and materially affected.

Our future performance depends in part on support from our platform partners, particularly copyright content providers and multi-channel networks.

Platform partners are an important source of high-quality content for our platform. We believe user engagement with our products and services depends in part on the quality of applications and content generated by our platform partners, particularly copyright content providers and the multi-channel networks. Copyright content providers have traditionally been an important source of premium content on our platform. Meanwhile, as video content has become an important part of content ecosystem, the role of multi-channel networks as talent agencies for professional content creators has become increasingly important. We have built a large network of multi-channel networks in different domains, such as video and e-commerce, and we rely on these platform partners to incubate and grow content creators so that they share more quality content on Weibo. If we are unable to enjoy continued collaboration with copyright content providers and expand our network of multi-channel networks and incentivize them to share more content, our content offerings may not be as robust and competitive, and our user base and user engagement may be adversely and materially affected.

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

If we fail to effectively execute our growth strategy, our business and operating results could be harmed.

We operate our business in a rapidly evolving industry and highly competitive market, which will continue to place significant demands on our management, operational and financial resources to sustainably grow our business. We may encounter difficulties as we manage our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. In recent years, driven by the changes in macroeconomic environment, similar to many companies, we have and may continue to make adjustments to our staffing structure. This could impair our ability to motivate our current employee base or to attract highly skilled talents. In addition, as our business has reached a large scale, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our employee base and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

As we strive to broaden our user base, increase user engagement, and develop new features and products, we often have to proactively devote significant resources to accommodate future growth strategy and to meet market demand. If market condition changes or we misjudged future demand for features, products and content, however, we may incur high costs and expenses relative to our return, which could negatively affect our operating results. In addition, copyright content is costly and the competition for it is fierce. Mismanagement of copyright content purchase and usage, such as focus on content that turn out to be less popular or loss of valuable copyright content to competitors, may lead to a disproportional increase in expenses and adversely affect our business.

The execution of our growth strategy could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than what we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization in executing our growth strategy, our business, operating results and financial condition could be harmed.

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

Given the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. Our fluctuated quarterly operating results make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe that this seasonality affects our quarterly results. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in China or globally could cause our advertising and marketing customers to reduce their advertising budgets, and result in other adverse effects that could harm our operating results. Other factors that may cause our operating results to fluctuate include popular sports events, such as the FIFA World Cup and the Olympic Games. Any rapid growth or seasonal trends that we experienced in the past may not apply to, or be indicative of, our future operating results.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the PRC Personal Information Protection Law, and the PRC Data Security Law protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data. The Administrative Measures for Network Data Security, which came into effect on January 1, 2025, require all network data processors to identify and report the types of important data involved in their business. Additionally, network data processors handling personal information of more than 10 million individuals must comply with the same requirements as those handling important data, includes designating and specifying personnel and management bodies responsible for data security, conducting regular data security risk assessments, and implementing data protection measures, among others. In addition, the Outbound Data Transfer Security Assessment Measures requires a data processor to apply for security assessment with the Cyberspace Administration of China before providing important data or personal information to overseas recipients under certain circumstances. The Personal Information Outbound Transfer Standard Contract Measures provide that the personal information processor who provides personal information to overseas recipients through execution of standard contract with such overseas recipient shall meet certain criteria, conduct a personal information protection impact assessment before providing any personal information to an overseas recipient, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract. The Provisions on Promoting and Regulating Cross-border Data Flows require following types of cross-border data transfers to go through security assessments, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the outbound transfer of personal information of over one million people or sensitive personal information of over 10,000 people in aggregate since January 1 of the relevant year. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Security.” In addition, the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.”

If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. In Hong Kong, however, the Personal Data (Privacy) Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, the General Data Protection Regulation, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue. The potential risks associated with non-compliance therewith are difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues in 2024 are generated in Hong Kong, the European Union, and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

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

Our key operating metrics, including, but not limited to, the numbers of daily and monthly active users of Weibo, and average spending per advertiser, are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there are a number of false or spam accounts in existence on Weibo. Although we continually combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. We are also unable to estimate the number or percentage of spam accounts included in the numbers of daily and monthly active users of Weibo. We treat each account as a separate user for purposes of calculating our active users, because it may not always be possible to identify people and organizations that have set up more than one account. Additionally, some accounts used by organizations are used by many people within the organization. Accordingly, the calculations of our active users may not accurately reflect the actual number of people or organizations using Weibo. From time to time, we disable certain user accounts, make product changes, or take other actions to reduce the number of duplicate or false accounts among our users, which may also reduce the numbers of daily and monthly active users of Weibo in a particular period.

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

We review our goodwill and intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. Impairment provision for goodwill and intangible assets recorded in 2022, 2023 and 2024 was US$10.2 million, nil and nil, respectively.

As of December 31, 2024, the total amount of our goodwill and intangible assets was US$272.0 million. A substantial portion of the goodwill and intangible assets arose from the acquisitions of Shanghai Jiamian Information Technology Co., Ltd. in 2020, the indirect acquisition of Shanghai Benqu Network Technology Co., Ltd., the developer of Wuta beauty camera app, in 2021, as well as the acquisitions of Xi’an Yunrui Network Technology Co., Ltd., the operator of an online interactive entertainment application “Werewolf,” in 2023. Therefore, we may have to reassess and even record impairment loss if the respective industry prospects deteriorate.

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

We have adopted share incentive plans in August 2010, March 2014 and March 2023. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2022, 2023 and 2024, we recorded US$111.7 million, US$101.1 million and US$69.7 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations. Issuance of Class A ordinary shares with respect to stock-based compensation may dilute the shareholding percentage of our existing shareholders.

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

We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2022, 2023 and 2024, we recognized impairment charges of US$63.5 million, US$25.7 million and US$38.7 million, respectively, on the carrying value of our long-term investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2024, our long-term investments included US$882.9 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. While we have not experienced adjustments to our fair value estimates in the past, it is possible that new information comes to light related to our investment holdings in the future, and such adjustments could be material. We recognized a net gain of US$18.6 million for long-term investments in 2024 as a result of fair value changes. We are unable to control these factors and an impairment charge that we recognized, especially untimely recorded, may adversely impact our financial results and share price.

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of operating a social media platform in China for people to create, discover and distribute content. As of December 31, 2024, our investment securities represented less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

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

As of December 31, 2024, the outstanding principal amount of our 3.375% senior notes due 2030, which were issued in July 2020, or the 2030 Senior Notes, and our 1.375% convertible senior notes due 2030, which were issued in December 2023, or the 2030 Convertible Notes were US$750 million and US$330 million, respectively.

In August 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. Each loan bears a floating rate of interest per annum benchmarked against secured overnight financing rate (SOFR) plus 1.28%. We refer to these together as the 2027 Loans. We have fully withdrawn the US$900 million bullet maturity term loan and partially withdrawn US$5 million under the revolving facility as of December 31, 2024, and repaid US$100 million bullet maturity term loan in the fourth quarter of 2023. The proceeds from the facilities were used for refinancing of the indebtedness existing then, general corporate purposes and payment of transaction related fees and expenses.

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

In the event SINA defaults under the facility agreement governing SINA’s loan and the security agent enforces its rights and remedies against the pledge of SINA’s Class B ordinary shares, SINA will no longer be a controlling shareholder of our company. As a result, the Class B ordinary shares previously held by SINA will be converted to Class A ordinary shares which do not have weighted voting rights. If any person or group (other than the Permitted Holders) subsequently becomes the direct or indirect “beneficial owner” of the ordinary shares of our company (including Class A ordinary shares held in the form of ADSs) representing more than 50% of the voting power of all outstanding classes of our company’s common equity, a fundamental change may occur. For further discussions of SINA’s loan and its implications on our company, see “—SINA has pledged half of the Class B ordinary shares held by it in our company to secure a syndicate loan and might from time to time pledge additional Class B ordinary shares held by it in our company. The potential default by SINA on the underlying loans or the potential for SINA to pledge additional Class B ordinary shares in our company poses a risk of change in control.”

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

The facilities agreement governing our 2027 Loans contains certain financial covenants over the ratio of our consolidated net debt to consolidated EBITDA and the ratio of our consolidated EBITDA to consolidated interest expenses. As of December 31, 2024, we were in compliance of these covenants. Our ability to comply with financial or other restrictive covenants under the facilities agreement governing our 2027 Loans may be affected by factors beyond our control, including prevailing economic, financial and industry conditions. In the event that we fail to comply with any of these covenants, we may be required to negotiate a waiver if we want to avoid technical default. We cannot assure you that we would be able to obtain such waiver in a timely manner, on acceptable terms or at all. If we were not able to obtain the waiver, we would be in default of the facilities agreement governing our 2027 Loans, and the counterparties could elect to declare the loan, together with accrued and unpaid interest and other fees, if any, immediately due and payable. If the 2027 Loans were to be accelerated, even though we believe that our assets would be sufficient to repay our loans in full, our business and liquidity could be materially and adversely impacted. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other available counterparty protections that would be applicable to us under the credit facilities, which could adversely affect our business, financial condition, results of operations and our ability to obtain additional capital resources.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2022, 2023 and 2024. However, we cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continually grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

As the number of our users increases and our users generate more content, including photos and videos on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms, or at all. We rely on third-party vendors, and to a lesser extent, our controlling shareholder SINA, to provide infrastructure services. We cannot assure you that their infrastructure will operate without interruptions and that we can maintain a relationship with these parties on favorable economic terms. If our users are unable to access Weibo or we are not able to make information available rapidly on Weibo, or at all, users may become frustrated and seek other channels to obtain the information, and may not return to Weibo or use Weibo as often in the future, or at all. This would negatively impact our ability to attract users and customers and maintain the level of engagement of our users.

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

The financial services industry is highly regulated in China. For example, on March 28, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued a Notice on Strengthening the Rectification and Inspection of Asset Management Operations via Internet, which requires any entity that issues or sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. We have engaged third parties with necessary operating licenses to provide the services and products legally. After our adjustments, Weibo wallet now acts as a platform for, instead of an operator of, the financial products, including micro-loan facilitation offered by our related party, insurance, funds and other financial services offered by Weibo’s business partners who are third parties with necessary licenses. As advised by our PRC counsel, Kewei Law Firm, such practice is in compliance with the current PRC laws and regulations.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there are significant uncertainties associated with the future relationship between the United States and China with respect to a wide range of issues including investment policies, trade policies, treaties, government regulations and tariffs. The Trump Administration, after coming into power in January 2025, has implemented various political and economic policies, many of which were targeted on China, further creating uncertainties to the U.S.-China relationship and the macroeconomy in general. See “—Risks Relating to Doing Business in China—The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.”

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

SINA has pledged half of the Class B ordinary shares held by it in our company to secure a syndicate loan and might from time to time pledge additional Class B ordinary shares held by it in our company. The potential default by SINA on the underlying loans or the potential for SINA to pledge additional Class B ordinary shares in our company poses a risk of change in control.

In January 2025, SINA entered into a facility agreement with, among others, Goldman Sachs Bank USA as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent, under which SINA is entitled to borrow up to US$150 million. The maturity date of this facility agreement is March 13, 2028. This facility agreement refinances in full the US$300 million facility agreement entered into by SINA in March 2023 with, among others, Goldman Sachs Bank USA as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent. Such March 2023 facility agreement has been repaid and discharged in full on March 13, 2025.

On March 13, 2025, SINA pledged half of the Class B ordinary shares held by it in our company as at such date in favor of the security agent of the January 2025 facility, which represented 17.9% of our total issued and outstanding shares and 31.3% of our voting power as of March 31, 2025, and might from time to time pledge additional Class B ordinary shares held by it in our company, pursuant to the terms of such share pledge.

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

We are not required to offer to repurchase all outstanding 2030 Senior Notes upon the occurrence of a change in control event under the indentures governing our 2030 Senior Notes or immediately repay outstanding amount under our 2027 Loans upon the occurrence of a change in control event.

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

However, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations, or whether they may be invalid in whole or in part. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

To the extent that PRC regulatory authorities find any content displayed on Weibo objectionable, they may require us to limit, prevent, or eliminate the dissemination of such information on our platform or even investigate us if any misconduct on our part is involved. The Cyberspace Administration of China launched the “Clear and Bright” campaign to rectify various areas of online misconduct in May 2021, in response to which, certain polices were issued and actions were launched. On June 15, 2021, the Cyberspace Administration of China launched the “Fan Group Chaos Rectification” special action, followed by the issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both the special action and notice are intended to curb inappropriate behaviors in the online fan groups for celebrities, specifically, various fans interactive features and functions, so as to curb attacks, stigmatization, fans community fiction and hostilities and the spread of other harmful information. The Notice on Further Strengthening the Management of Chaos in Fan Groups requested the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and to base rankings on professional evaluation. Furthermore, minors are not allowed to make virtual gifts or spend money on supporting idols, or act as the organizer or manager of a fan group. We have taken measures specified in this notice to the extent applicable to our business, including removing the function of the “star power list” on our platform. On October 26, 2021, the Cyberspace Administration of China issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requests internet platforms to set up a monitoring system to monitor online information related to entertainment celebrities and to promptly report certain hot topics related to the entertainment celebrities to the competent authorities, such as celebrity relationship disputes, allegations of celebrities’ involvement in illegal activities, and fan group conflicts. In August 2021, in response to the PRC regulatory authorities’ then regulatory focus on financial blogs, we have identified and rectified certain for-profit bloggers, including key opinion leaders, with inappropriate nicknames, self-descriptions, marketing events, and publication of financial and economics related information. We have publicly disclosed the rectification results on our platform and established a hotline for users to report any inappropriate events.

From 2022 to 2024, the Cyberspace Administration of China initiated a series of special actions under the “Clear and Bright” campaign to address various forms of online misconduct, with the focus varying each year. In February 2025, the Cyberspace Administration of China announced the key rectification tasks for the 2025 “Clear and Bright” campaign. One of the primary areas of focus is rectifying the malicious incitement of negative emotions and rigorously investigating and addressing violations by marketing accounts, internet water armies, and multi-channel networks (MCN) institutions. Although we have taken measures to comply with the requirements of these special actions as they apply to our business, including filtering and removing offensive content such as short videos, and closing illegal accounts on our platform, certain forms of online misconduct can be challenging to detect and we may from time to time be involved in investigations in such online misconduct on our platform. In addition to the “Clear and Bright” campaign, certain online misconduct may be subject to criminal investigations. The Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes, jointly promulgated by the Supreme People’s Court and Supreme People’s Procuratorate and effective from September 10, 2013, interprets the application of the Criminal Law on various online crimes. Among these, fabricating or knowingly spreading false information on information networks, or organizing others to do so, which causes serious public disorder, can result in imprisonment of up to five years. Additionally, providing paid services for deleting or posting false information for profit that disrupts market order, under serious circumstances, can result in imprisonment for up to five years or detention, along with fines or confiscation of property for illegal business operations pursuant to the Criminal Law. The Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security jointly issued the Guiding Opinions on Punishing Illegal and Criminal Activities of Cyber Violence in Accordance with the Law on September 20, 2023, which clarified the rules applications to cyber violence and crimes, such as online defamation, insults, infringement of citizens’ personal information, illegal use of information networks and the use of cyberviolence for malicious marketing. The implementation of these special actions, judicial interpretations and guiding opinions may have a significant and adverse effect on the traffic of our platform and discourage the creation of user-generated content, which in turn may impact the results of our operations and ultimately the trading price of our Class A ordinary shares and/or ADSs. Furthermore, involvement in any investigations for any such misconduct could lead us to incur substantial costs, divert our management’s attention and resources, or subject us to potential liabilities.

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

The restrictions on internet content under rules and regulations promulgated by PRC regulatory authorities may negatively impact the operation of our business. Government standards and interpretations may change in a manner that could render our current monitoring and managing efforts insufficient. The PRC government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce inappropriate or illegal content and activities could subject us to negative press or regulatory challenges and sanctions, including imposition of fines, suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. If government actions or sanctions are brought against us, or if there are widespread rumors about any actual or potential government actions or sanctions against us, our reputation could be harmed, we may lose users and other customers, and our revenues and results of operation may be materially and adversely affected.

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

As advised by our PRC counsel, Kewei Law Firm, the exact scope of operators of “critical information infrastructure” under the Measures for Cybersecurity Review and current PRC regulatory regime is subject to the decisions of the PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As a major internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” or a network platform operator meeting the above criteria under PRC cybersecurity laws. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” which are currently not applicable to us, including setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth, copyright content and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore leading to adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

On September 24, 2024, the State Council published the Administrative Measures for Network Data Security with effect from January 1, 2025, which provides that data processors conducting the activities that affect or may affect national security shall apply for national cybersecurity review in accordance with the relevant laws and regulations. However, there have been no clarifications from the authorities as to the standards for determining such activities that “affects or may affect national security.” If we are required to conduct a cybersecurity review, we cannot assure you that we will be able to obtain the necessary approval or clearance from the regulatory authorities in a timely manner, or at all. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

On February 14, 2025, the Cyberspace Administration of China promulgated the Personal Information Protection Compliance Audit Management Measures with effect from May 1, 2025, which requires personal information processors processing data of over 10 million individuals to conduct personal information protection compliance audits at least once every two years. In addition, personal information processors processing the personal information of over 1 million individuals shall designate a personal information protection officer in charge of the compliance audit. The personal information processors providing important internet platform services, having large number of users and complicated business model, shall establish an independent body mainly composed of external members to oversee the status of personal information protection compliance audit.

We conducted the personal information protection compliance audit in 2024 and will take the relevant measures as requested under the Personal Information Protection Compliance Audit Management Measures, including conducting such compliance audits at least once every two years in the future.

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

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of the National People’s Congress, which came into effect on June 1, 2017, we are required to verify users’ real identities when they sign up. Further, both the Administrative Measures on Group Chat Service issued on September 7, 2017 and effective on October 8, 2017, and the Administrative Measures on Internet User Public Account Information Service, which was issued on September 7, 2017 and effective on October 8, 2017 and amended on January 22, 2021, require verification of any user’s identity. On August 1, 2018, the Cyberspace Administration of China and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live Streaming Services, which specifies that online live streaming service providers are required to implement real name verification system for users. On July 26, 2024, the Cyberspace Administration of China released the draft of the National Network Identity Authentication Public Service Management Measures for public comments, which encourages the Internet platforms to connect with the National Network Identity Verification Public Service Platform to facilitate the use of online numbers and certificates for user registration and identity verification. As of the date of this annual report, the draft has not been formally adopted.

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

However, for reasons including existing user behaviors, the nature of the social media product and online live streaming and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users on Weibo. We are potentially liable for our non-compliance and may be subject to penalties including the deactivation of certain features on Weibo, a written warning, suspension or termination of Weibo operations, fines, revocation of licenses or business license, or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on the trading price of our Class A ordinary shares and/or ADSs.

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

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on our platform. In the fourth quarter of 2020, we acquired the majority equity shares of Shanghai Jiamian Information Technology Co., Ltd., a company operating several online interactive entertainment applications through its subsidiaries in China including “Pocket Werewolves” and “Werewolf.” This subsidiary provides online virtual currency for users to purchase items to be used in those apps such as “gold coin” provided in “Pocket Werewolves.” The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading service enterprise” and stipulates that a single enterprise may not operate both types of business.

Although we believe our operations are in compliance with the Notice on the Strengthening of Administration on Online Game Virtual Currency, as we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case we may be subject to fines or even required by the PRC regulators to change our practices related to Weibo Credit or “gold coin” in “Pocket Werewolves”, which consequently will have an adverse effect on our game-related revenues.

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

On September 24, 2024, the State Council published the Administrative Measures for Network Data Security with effect from January 1, 2025, which provides that data processors conducting the activities that affect or may affect national security shall apply for cybersecurity review.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if we obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On January 22, 2024, the State of Council adopted new merger control filing thresholds by promulgating the amended Provisions of the State Council on Thresholds for Prior Notification of Concentration of Undertakings, which took effect upon release. These new provisions substantially increased the turnover thresholds to trigger merger filings in China. Following this amendment, the State Administration for Market Regulation issued the Guidelines for Anti-monopoly Filings of Concentration of Undertakings on January 31, 2024, which provide detailed instructions for business operators on the filing of concentration of undertakings during mergers and acquisitions.

On May 6, 2024, the State Administration for Market Regulation issued the Interim Measures on Online Anti-unfair Competition, which came into effect on September 1, 2024. These measures have improved the standards and regulatory requirements for various types of online unfair competition behaviors and highlight the platform operators’ responsibilities and require platforms operators to strengthen the management of competition behavior within the platform.

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

The operation of online games in China is highly regulated by the PRC government. The publication of a new online game or a significant upgrade of an existing online game requires approval from the National Press and Publication Administration. There are uncertainties with respect to the interpretation and implementation of the laws and regulations governing online games. Although most of the games on our website have obtained approval from the National Press and Publication Administration, we cannot assure you that all of the online games operated on our platform or by any of the VIEs or their subsidiaries could timely obtain necessary regulatory approval. Operators of online games that fail to obtain the necessary regulatory approval may be subject to various penalties, and the operation of such games could be suspended or discontinued, which could adversely affect our business. In addition, we may be required to obtain an internet publishing permit due to the online game related services we provided and the contents generated by our users. On December 22, 2023, the National Press and Publication Administration released the Online Game Administrative Measures (Draft for Comment), which stipulated that an online game publisher must obtain an internet publishing permit to publish online games and an entity must obtain this license before it can engage in online game operation activities, including virtual currency issuance and transaction services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Game Operations and Cultural Products—Online games” for more details. As of the date of this annual report, the draft has not been formally adopted.

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

As a result of the complexity and rapid development of AI, it is also the subject of evolving review by PRC governmental and regulatory agencies. We may not always be able to anticipate how to respond to these frameworks given they are still rapidly evolving. We may also have to expend resources to adjust our product or service offerings in certain jurisdictions if the legal frameworks governing the use of AI are not consistent across jurisdictions. Pursuant to the Administrative Provisions on Algorithm Recommendation of Internet Information Services issued by the Cyberspace Administration of China on December 31, 2021, algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and users should be given the option to easily turn off algorithm recommendation services. Our social interest graph recommendation engine, which leverages our database of users’ social interest graphs based on their engagement actions on our platform, allows us to push the content that our users may find more relevant and interesting. To comply with these provisions, we have provided an option for our users to limit algorithm-driven recommendations for content and advertisements in certain ways. With more users choosing to turn off the algorithm-driven recommendation function, the advertising efficiency on our platform may be adversely affected, which may adversely impact our financial results. To comply with PRC laws and regulations, we may need to file our algorithms with the PRC regulatory authorities from time to time. As of the date of this annual report, we have completed the filings for five of our algorithms and one of our generative AI services on the Internet Information Service Algorithm Filing System. We have publicly disclosed the operation mechanism used in “Weibo hot search.” As the regulatory framework of AI is still at its nascent stage in China, the interpretation and implementation of the existing measures are evolving rapidly and the PRC regulatory agencies, including the Cyberspace Administration of China, may adopt new laws, regulations, rules, implementation measures and interpretation in this field. For example, the Measures for Labelling Artificial Intelligence Generated Contents was issued on March 7, 2025, effective from September 1, 2025, which requires network information service providers to add explicit labels to AI-generated text, images, audio, video and virtual content that may cause confusion or misidentification of the public and implicit labels to the file metadata of AI-generated contents. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Algorithm Recommendations and Generative AI” for more details. We will take relevant measures to comply with these new legal requirements, however, we cannot assure you that our compliance measures are, or will be, always considered sufficient under PRC laws and regulations. Any failure or perceived failure to comply with these laws and regulations could cause negative publicity and disruptions to our business operations, subject us to legal liabilities and adversely affect our financial results.

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

Certain enterprises may still benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law and its implementing rules if they qualify as a “High and New Technology Enterprise” subject to certain general factors described in the Enterprise Income Tax Law and the related regulations. Weibo Technology is entitled to a preferential tax rate of 15% because of its qualification as a “High and New Technology Enterprise” with a certificate issued on November 30, 2023. This certificate will expire on November 30, 2026 unless renewed. The “High and New Technology Enterprise” qualification is subject to annual evaluation and a three-year review by the authorities in China. If Weibo Technology fails to maintain its “High and New Technology Enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

Our revenues and costs and expenses are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollars. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from offerings or debt financing into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amount available to us.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015. Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by this circular, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e., properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. This circular sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by this circular: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. This circular also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in this circular.

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

As of December 31, 2024, we had US$1.6 billion in cash and cash equivalent, and short-term investments, such as bank time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the U.S. government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Weibo Corporation would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to in response to a variety of factors, many of which are beyond our control. For example, in 2024, the trading price of our ADSs ranged from US$7.03 to US$12.40 per ADS and the trading price of our Class A ordinary shares has ranged from HK$55.05 to HK$95.50 per share. The trading prices of our listed securities are likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the trading prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States, or because of trends in the global economy in general or the Chinese economy in particular, or because of international geopolitical tensions. A number of Chinese companies have listed or are in the process of listing their securities on stock markets in Hong Kong and/or the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States in general and consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance.

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

Sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the trading price of our Class A ordinary shares and/or ADSs to decline significantly. All of our Class A ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Class A ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the U.S. Securities Act any applicable lock-up agreement, under trading plans adopted pursuant to Rule 10b5-1 or otherwise. SINA has pledged half of its shares in our company to secure its obligation under the facility agreement governing SINA’s loan, for detailed risks underlying this arrangement, please see “—Risks Relating to Our Relationship with SINA—SINA has pledged half of the Class B ordinary shares held by it in our company to secure a syndicate loan and might from time to time pledge additional Class B ordinary shares held by it in our company. The potential default by SINA on the underlying loans or the potential for SINA to pledge additional Class B ordinary shares in our company poses a risk of change in control.” If SINA defaults on its obligation under the facility agreement governing SINA’s loan, the security agent may dispose of or cause SINA to dispose of the pledged shares. We cannot predict what effect, if any, market sales of securities held by our controlling shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Shares and ADSs.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 35.9% of our total issued and outstanding ordinary shares and 62.7% of the voting power of our outstanding shares as of March 31, 2025. As a result of the dual-class share structure and the concentration of ownership, SINA will have considerable influence over matters requiring shareholders’ approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of directors, the number of shares available for issuance under share incentive plans, increase of share capital, consolidation of shares and subdivision of shares, and significant corporate transactions, such as a merger or sale of our company. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentration of ownership will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

In addition, SINA is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the Class A ordinary shares and/or ADS holders and without providing for a purchase of the Class A ordinary shares held by investors and/or ADSs held by the ADS holders. SINA has pledged half of its shares in our company to secure its obligation under the facility agreement governing SINA’s loan, for detailed risks underlying this arrangement, please see “—Risks Relating to Our Relationship with SINA—SINA has pledged half of the Class B ordinary shares held by it in our company to secure a syndicate loan and might from time to time pledge additional Class B ordinary shares held by it in our company. The potential default by SINA on the underlying loans or the potential for SINA to pledge additional Class B ordinary shares in our company poses a risk of change in control.” If SINA defaults on its obligation under the facility agreement governing SINA’s loan, the security agent may dispose of or cause SINA to dispose of the pledged shares.

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

We adopted a cash dividend policy in March 2025. Under the policy, we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. In accordance with the dividend policy, we declared a cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 9, 2025. The aggregate amount of the dividend will be approximately US$200.0 million, expected to be paid in May 2025.

Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our board of directors may also revise our dividend policy or it may choose to cancel our dividend policy entirely. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, that we receive from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our listed securities. There is no guarantee that our listed securities will appreciate in value in the future or even maintain the price at which you purchased them. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our securities.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs and Class A ordinary shares, and the nature of our assets and income over time, we could be classified as a PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

Based on our current and expected income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A ordinary shares), it is likely that we were a PFIC for the taxable year ended December 31, 2024, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

We and certain of our current or former directors or officers may be subject to legal, regulatory and administrative proceedings.

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

Furthermore, our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, on April 9, 2020, Mr. Charles Chao, our chairman of the board of directors, was named as a defendant in a putative securities class action lawsuits filed in the U.S. against another U.S. public company in connection with a management buyout, which concern Mr. Chao in his capacity as a director of this public company and as an officer of a buyer group member. See Maso Capital Investments Limited et al v. E-House (China) Holdings Limited et al, No. 1:20-cv-02943-ER (S.D.N.Y.). The court dismissed plaintiffs’ amended complaint on September 29, 2021, and judgment was entered in favor of defendants on February 8, 2022. The judgment was subsequently affirmed by the United States Court of Appeals for Second Circuit on June 10, 2024, and the mandate was issued on August 2, 2024, ending the case. See Maso Capital Investments Limited et al v. E-House (China) Holdings Limited et al, No. 22-355 (2d Cir.). The existence of the litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the trading price of our Class A ordinary shares and/or ADSs.

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

In April 2014, our company completed the initial public offering and has been listed on The Nasdaq Global Select Market since then. Our company was incorporated under the laws of the Cayman Islands and is headquartered in Beijing, China. With offices throughout mainland China and Hong Kong, our principal executive offices are located at QIHAO Plaza 8/F, No. 8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China, and our principal place of operations is located at No. 8 Sina Plaza, Courtyard 10, the West, Xibeiwang E. Road, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number is +86 10 5898-3336.

Weibo Corporation holds 100% of the equity of Weibo Hong Kong Limited, or Weibo HK, a company incorporated in Hong Kong, and 100% of the equity of WB Online Investment Limited, a company incorporated in the Cayman Islands. Weibo HK is our intermediary holding company in Hong Kong. WB Online Investment Limited mainly engages in investing activities.

Weibo HK holds 100% of the equity of Weibo Technology. Weibo Technology is our wholly owned subsidiary in China. Weibo Technology’s principal business activities are the provision of technical and consulting services.

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

Leveraging its early-mover advantage and its accumulated know-how and insights in the social media industry, Weibo has amassed a large user base in China and in Chinese communities in more than 190 countries around the world. We had 590 million MAUs and 260 million average DAUs in December 2024. The overwhelming majority of our users access our platform through mobile devices at least part of the time.

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

●	Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, and pictures based on keywords (hashtag), topics or recent popular trending. We also launched intelligent search function to provide AI-based search results to users. Through our powerful search function, users can efficiently acquire the most relevant information they seek in real time.
●	Discovery Zone. The discovery zone is the interface aggregating Search, Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie reviews, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interests in the discovery zone.
●	Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel. Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can watch live streaming content and movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo’s location-based services, users can locate popular points of interest, find information about them such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users.
●	Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion. Weibo hot search is our hot topic ranking chart which is calculated based on data mining of real-time search data on the Weibo platform, presenting to users the most breaking, real-time and trendy content. It is currently the go-to platform for hot trend discovery, consumption and discussion.

Self-Expression. We offer the following products to enable our users to express themselves on our platform:

●	Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A post is usually composed of text, and can include rich, descriptive and vivid content such as photos, short videos, live streaming and long-form articles.

●	Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo membership, which can be purchased mainly through monthly, quarterly, or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. We enable organizations to customize their Pages and to increase brand awareness, interact with followers, and perform marketing events, promotion activities, and advertisement campaigns on Weibo. We also enable businesses and other organizations to increase their business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.
●	Videos. Users can create, share and discover full-screen vertical and horizontal short videos. Videos allow users to more easily create and consume content, and have gained popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.
●	Top Articles. Top Articles satisfies users’ need for content creation and presentation. Users can create beautifully presented content through Top Articles, and then publish their content through Weibo, which will display the content through information feed.
●	Weibo Live Streaming. Weibo Live Streaming is an important media format on Weibo which satisfies the broadcasting demand of both individual users and business or organization users.
●	Review. By accessing the review function, users can leave a star rating and a review on various contents, including popular TV shows, movies, variety shows, music and dance performances, businesses such as restaurants and hotels, as well as tourist attractions.
●	Weibo Q&A. Weibo Q&A is our question-and-answer platform where users can engage in free Q&A as well as paid Q&A. The creation and interaction of user-generated content strengthens user engagement on Weibo.

Social. We offer the following mechanisms to promote social interaction between users on our platform:

●	Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s followers. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.
●	Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.
●	Topic Discussion. By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.
●	Super Topic. Super Topic is a community product to aggregate content around an influencer or a particular interest for users to follow. Users can join a Super Topic to access curated content, interact with users who share similar interests and participate in topic discussion.

●	@Mention. Users can involve others into a particular feed and engage with them through @Mention these other users in the feeds. Meanwhile, users can easily participate in topics under which they are mentioned by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users.

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

Promoted Marketing. Leveraging our large and engaged user base, and celebrities and key opinion leaders’ influence on the Weibo platform, our customers are enabled to amplify their visibility and the reach of their original marketing campaign, and thus achieve earned media on our platform. Our promoted marketing offerings include the following:

●	Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevance of the advertisement to the users. Super FST is an advertising platform specifically for our promoted feeds advertising products under a real time bidding system. By leveraging Weibo’s data insights, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increasing app installation rates and collecting sales leads. Customer can place information feeds advertisements either through our authorized distributor, or directly by themselves on Super FST. Super FST provides various advertising formats, such as multi-image post, image-text, video and matrix advertisements. Some of our differentiated promoted feeds advertising offerings include:
●	Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers or the audience that the customer would like to target, enabling customers to leverage celebrities and key opinion leaders’ rising influence on our platform.
●	Weibo Express is a promoted service mainly offered to customers with brand awareness purpose to reach and engage with a broad range of Weibo users; and
●	Promoted Trends and Search. Promoted trends and search products appear alongside user’s organic trends discovery and search behaviors, based on keywords, topics and trends. Promoted trends, which are labeled as “promoted,” appear among the list of trending topics, and can be virally distributed to reach broader audience on the platform. When a user clicks on a promoted trend, he or she will be redirected to the sponsor’s landing page. Promoted searches usually appear as the default keyword or topic in the search bar when triggered by users’ search behaviors of certain sponsored keyword or topic.

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

We are a media platform in nature, and major Chinese internet companies, such as Tencent and Bytedance, that provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a social media platform featuring social networking services and providing a rich variety of multimedia contents, we are subject to intense competition from providers of similar services, such as social networking platforms and multimedia content platforms with social features. We are subject to intense competition from providers of similar services as well as potentially new types of online services. These services mainly include (i) messengers and other social apps and sites, such as Weixin/WeChat; (ii) multimedia apps (such as photo, video and live streaming apps), such as Douyin/TikTok, Kuaishou, Bilibili, Xiaohongshu (also known as RedNote), iQiyi, Tencent Video, Youku and Xigua Video; and (iii) news apps and sites operated by other major internet companies, including Tencent and Bytedance. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

For value-added services, we mainly offer membership services, game-related services, and social commerce solutions to users that enable them to conduct related activities on our platform. Consequently, our value-added service offerings compete with platforms which provide similar services to users. In addition to direct competition, we face indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including, but not limited to, providers of search services, web browsers and navigation pages.

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

We have incorporated generative AI features into our services for content creators and our user community.  We develop tools that streamline content creation and enrich Weibo’s products and content ecosystem. The generative AI tools enable content creators to generate personalized posts in an efficient manner, which align with their unique voice and resonate with their audience. We also offer AI-powered chatbots designed for key opinion leaders and celebrities to automate conversations with their followers.  Notably, our proprietary AI search tool, Weibo Intelligent Search, combines our search infrastructure with large language models through a retrieval-augmented generation (RAG) framework, enhancing content comprehension and summarization capabilities while extending search capabilities. This tool enhances user experiences through comprehensive analysis of trending content across thematic dimensions and entity categories, generating structured insights—such as overviews and diverse perspectives—that span all trending topics, celebrities, IPs, and brands. We believe these AI-driven features will drive higher user engagement, while saving time and resources, and improve the efficiency of operating content creators’ accounts on our platform. We remain committed to advancing these initiatives and offering these tools to more content creators and users.

Additionally, we leverage AI technology in content governance procedures. The technology is utilized to review the content uploaded to our platform, enabling us to effectively detect malicious or illegal content and to promptly remove any infringing content.

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

In 2024, we remain dedicated to fulfilling our social responsibilities through leveraging our community and operating our platform in a responsible manner. We expect to publish our 2024 ESG (environmental, social and governance) report in April 2025, which outlines our initiatives and performance in key ESG areas for the fiscal year of 2024. The information contained in our 2024 ESG report is not incorporated by reference into and should not be considered a part of this annual report.

Data privacy and cybersecurity. Protection of data privacy and cybersecurity are important components of our overall risk management program. Our information security management is integrated into our risk management program. For a detailed discussion, please see “Item 16K. Cybersecurity.”

Product innovation. We continuously explore innovative technologies to optimize user experience and provide more efficient tools for content creators. We are actively driving the adoption of generative AI features, while upholding AI technology ethics and compliance.

Quality content. We initiated the vertical content development strategy in 2015 and have been enriching vertical content to bring people of different interests to the platform of Weibo. We strive to create an ecosystem where our user community can find similar minds on Weibo, express themselves, and interact with each other. In addition, we have incorporated AI technology into content governance to efficiently identify misinformation and malicious speech on our platform.

Equality and diversity. We promote the value of an inclusive and diverse culture with gender equality, which we believe attracts the best talent. Adhering to our equal employment and development principle, our human resources decisions shall be based on each employee’s work performance, motivation, quality and specialty, regardless of gender, and in compliance with the rules and regulations.

Women hold various leader roles in our company, including Ms. Hong Du, our director, and Ms. Fei Cao, our chief financial officer. We will continue to work towards maintaining and enhancing the gender diversity of our board of directors. For instance, we have considered potential female candidates to be recommended to the board of directors, and will continue to ensure there is female board representative to maintain a non-single gender board in compliance with the applicable rules of the relevant stock exchange. We also witnessed a steady increase in the proportion of female employees within our group.

Social Welfare. As a leading social media platform in China, we uphold social responsibilities and address social issues, leveraging our platform’s social attribute to disseminate social hot topics, promote charitable causes, facilitate social activities and support sustainable development. We launched the charity platform in 2012 to foster innovative social welfare projects and approaches. We also strive to establish a widespread and real-time social-collaborative network to ensure swift information sharing, rapid multi-stakeholder responses and coordinated actions during emergencies. We also fulfill our social responsibilities through utilizing our platform’s power to support the underprivileged communities, empower rural revitalization and promote the traditional Chinese culture.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2024, we have registered 313 patents and applied for an additional 59 patents with the PRC State Intellectual Property Office. As of December 31, 2024, we have registered 685 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “”, “” and “” trademarks.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 26, 2019, effective from January 1, 2020. The Foreign Investment Law and its implementation regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and its implementation regulations reference a negative industry list for foreign investment’s access into various PRC domestic industries. This negative list has been updated from time to time by the State Council and sets forth industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024) effective on November 1, 2024, the ultimate foreign equity ownership of a value-added telecommunications service (other than e-commerce, domestic multi-party communications, storage-forwarding and call centers) provider in the PRC may not exceed 50%.

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

On June 12, 2024, the Cyberspace Administration of China, The Ministry of Public Security, the Ministry of Culture and Tourism, the State Administration of Radio and Television jointly issued the Provisions on the Governance of Cyberviolence Information, which took effect on August 1, 2024. The provisions require (i) network information service providers to take primary responsibility for managing online content by establishing mechanisms for cyberviolence governance and (ii) network information service providers to implement systems for user registration, account management, personal information protection, content review, monitoring, and early warnings to identify and address cyberviolence information, and take measures such as deleting, shielding, and disconnecting links, keep relevant records, and report the case to relevant authorities for cyberviolence illegal information.

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

On September 30, 2024, the State Council released the Administrative Measures for Network Data Security, which came into effect on January 1, 2025. The administrative measures provide detailed operational guidelines for the implementation of the PRC Cybersecurity Law, Data Security Law, and Personal Information Protection Law. According to the administrative measures, data processors must identify and report the type of important data involved in their business pursuant to relevant guidelines, and processors of important data must adopt specific measures to secure important data, such as designating the personnel and internal management department for network data security and conducting risk assessment and submitting annual risk assessment reports to relevant authorities. Failure to protect important data, including failure to identify and report the type of important data, can lead to administrative penalties, including fines, suspension of business operations, and revocation of business licenses. The administrative measures also require companies processing personal information of 10 million individuals or more to implement additional measures on personal information protection, including, but not limited to, designating the personnel and management body responsible for network data security. In terms of network platform governance, the administrative measures impose compliance obligations on network platform service providers. In particular, such compliance obligations include requiring network platform service providers to oversee the network data security practice of third parties who provide products or services on the platform and imposing legal liabilities when such third parties’ network data processing activities violate applicable laws or the platform rules and causes damage to users. Large network platform operators, defined as those (i) with over 50 million registered users or more than 10 million monthly active users; (ii) having complex business models; and (iii) conducting network data processing activities that may significantly impact national security, economic operations and public welfare, should publish annual social responsibility report on personal information protection, and should not carry out unfair or deceptive practices such as collecting and processing user data through misleading, fraudulent, or coercive means, unjustified restrictions on user data access, and unreasonable differential treatment of users.

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

On March 7, 2025, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration of Radio and Television jointly issued the Measures for Labelling Artificial Intelligence Generated Contents with effect from September 1, 2025, which requires network information service providers to label AI-generated contents with explicit labels and implicit labels. Explicit labels should be added to AI-generated text, images, audio, video and virtual content that may cause confusion or misidentification of the public and implicit labels should be added to the file metadata of AI-generated contents. Service providers that offer online content dissemination services are required to verify AI-generated content and ensure that appropriate labels are affixed. If metadata underlying certain content lacks AI labels, but the service provider detects traces and signs of AI generation from such content, the service provider must flag such data accordingly. Additionally, app distribution platforms must require service providers to disclose if they offer AI-generated content services and verify the related labelling materials. Users are required to declare AI-generated content and use the labelling functions provided by the service provider when publishing such content.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber Security Law imposes breach notification requirements that will apply to breaches involving personal information. On March 28, 2025, the Cyberspace Administration of China released the draft of Cyber Security Law for public comments, which raises the maximum fine for network operators who fail to fulfill their cybersecurity duties to RMB10 million and introduced new legal liabilities including the legal liability for selling or providing network critical equipment and network security specific products that have not been certified for security. As of the date of this annual report, the draft has not been formally adopted.

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

On February 14, 2025, the Cyberspace Administration of China promulgated the Personal Information Protection Compliance Audit Management Measures with effect from May 1, 2025, which requires personal information processors processing data of over 10 million individuals to conduct personal information protection compliance audits at least once every two years. In addition, personal information processors processing the personal information of over 1 million individuals shall designate a personal information protection officer in charge of the compliance audit. The personal information processors providing important internet platform services, having large number of users and complicated business model, shall establish an independent body mainly composed of external members to oversee the status of personal information protection compliance audit.

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

Regulations on Anti-Monopoly and Anti-Unfair Competition

On September 2, 1993, the Standing Committee of the National People’s Congress adopted the Anti-Unfair Competition Law of the PRC, which took effect on December 1, 1993, and was amended on April 23, 2019. According to the Anti-Unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-Unfair Competition Law in the production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances. On December 25, 2024, the Standing Committee of the National People’s Congress released a draft amendment to the Anti-unfair Competition Law to strengthen the supervision on unfair competition in cyberspace. Specifically, the draft amendment that provides that operators shall not use data, algorithms, technology or platform rules to disrupt or impede the network products or services provided by other operators. It is also not allowed to obtain and use data from other operators through fraudulent, coercive, or electronic intrusion methods. The Standing Committee of the National People’s Congress has solicited comments on this draft until January 24, 2025, but there is no timetable as to when it will be enacted.

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

On May 6, 2024, the SAMR issued the Interim Measures on Online Anti-unfair Competition, which came into effect on September 1, 2024. These measures have improved the standards and regulatory requirements for various types of online unfair competition behaviors, including the new manifestations of traditional unfair competition behaviors such as counterfeiting, confusion and false advertising, and the new types of unfair competition behaviors conducted through technological means such as reverse bidding manipulation and illegal data acquisition. Regarding platform operators, these measures highlight the platform operators’ responsibilities and require platforms operators to strengthen the management of competition behavior within the platform. Necessary measures should be taken to deal with unfair competition behavior within the platform, relevant records should be kept, and timely reports should be made to the market supervision authorities. In addition, these measures prohibit platforms from abusing their competitive advantages to obstruct the normal operation of network products or services of other operators, using service agreements or transaction rules to unreasonably restrict the transactions of operators within the platform, or charging unreasonable service fees to operators within the platform. If a platform operator fails to comply with the requirements of these measures, it may be subject to administrative penalties including rectification orders, fines and orders to suspend operations.

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

To ensure compliance with these laws and regulations, we have adopted our anti-fatigue and real name registration systems.

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

On April 26, 2024, the Standing Committee of the National People’s Congress promulgated the further revised Law of the PRC on the Protection of Minors, which includes a series of provisions to protect minors’ interests on the internet under the section “Online Protections,” including (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as gaming, live streaming, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online gaming service providers must request minors to register and log into online games with their valid identity information, (iv) online gaming service providers must categorize games according to the PRC rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate games or gaming functions, and (v) online gaming service providers may not provide online game services to minors from 10:00 p.m. to 8:00 a.m. the next day.

On May 7, 2022, the Cyberspace Administration of China, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, which stipulate the requirements for live streaming platforms in respect of strengthening real-name registration, prohibiting minors from virtual gifting and restrictions on providing live streamer services to minors. Pursuant to these opinions, online platforms are not allowed to rank, introduce or recommend any live streaming performers solely by the monetary value of virtual gifts that they have received from users, or to rank users based on the monetary value of virtual gifts that they have sent to live streaming performers. Online platforms shall procure that, during the peak hours (from 8.00 p.m. to 10.00 p.m.) every day, no live streaming performer shall engage in “PKs” (i.e., a real-time interactive competitive game between two performers) against another performer for more than twice.

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

On June 12, 2024, the Cyberspace Administration of China, The Ministry of Public Security, the Ministry of Culture and Tourism, the State Administration of Radio and Television jointly issued the Provisions on the Governance of Cyberviolence Information, which took effect on August 1, 2024. The provisions require that network information service providers should prioritize handling complaints and reports related to cyberviolence information involving minors. Upon discovering risks of cyberviolence information that infringe upon the legitimate rights and interests of minor users, they must promptly take measures in accordance with laws, regulations, and these provisions, provide appropriate protection and assistance services, and report to relevant authorities. In addition, network information service providers must establish functions and channels that facilitate minors and their guardians in exercising their rights to request the deletion of cyberviolence information. Upon receiving such notifications, they must promptly take necessary measures such as deletion, blocking, or disconnecting links to prevent the spread of the violence information.

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

On February 9, 2021, the Cyberspace Administration of China and certain other governmental authorities issued the Notice on Promulgation of the Guiding Opinions on Strengthening the Standardized Administration of Online Live Streaming, according to which online live broadcasting platforms providing online live streaming information services shall strictly abide by laws, regulations and regulatory requirements of the PRC, and shall strictly perform their statutory duties and obligations, implement the list of primary responsibilities of online live streaming platforms and ensure correct orientation and content safety. These guiding opinions also set forth requirements for certain live streaming businesses with respect to real-name registration, restrictions on minors on virtual gifting and other requirements, and further strengthen the industry admittance filing management.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021 and amended in April 2024, live streaming service providers are not allowed to provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

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

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Administration of Content of Online Music, which became effective on January 1, 2016. According to the circular, the content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring. Weimeng has obtained an Online Culture Operating Permit, the scope of which covers online music operations.

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

We have registered 313 patents and applied for 59 patents with the PRC State Intellectual Property Office as of December 31, 2024.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 685 software copyrights as of December 31, 2024.

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

On December 25, 2024, the Standing Committee of the National People’s Congress of China released a draft amendment to the Anti-unfair Competition Law. As of the date of this annual report, the draft has not been formally adopted.

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

Weibo Corporation is the offshore holding company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and the VIEs and VIEs’ subsidiaries. The following diagram illustrates our corporate structure, including our major subsidiaries and the VIEs, as of the date of this annual report:

**Weibo Corporation**
(Cayman Islands)
100%
100%
Weibo Hong Kong Limited
("Weibo HK")
(Hong Kong)
WB Online Investment Limited
("WB Online")
(Cayman Islands)
**Outside PRC**
**Inside PRC**
100%
Weibo Internet Technology
(China) Co., Ltd.
("Weibo Technology")
Beijing Weimeng
Technology Co., Ltd.
("Weimeng") (1)
Beijing Weimeng Chuangke
Investment Management Co., Ltd.
("Weimeng Chuangke") (2)
Equity interest.
Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder's voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement, trademark license agreement and spousal consent letters.

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

The capital investments in both Weimeng and Weimeng Chuangke were funded through Weibo Technology and recorded as interest-free loans to the respective shareholders of Weimeng and Weimeng Chuangke. As of December 31, 2024, the total amount of interest-free loans to the shareholders of Weimeng was RMB555.0 million (US$76.0 million) and to the shareholders of Weimeng Chuangke was RMB30.0 million (US$4.1 million). Under various contractual agreements, the shareholders of our consolidated VIEs are required to transfer their ownership in the VIEs to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of our consolidated VIEs are assigned to Weibo Technology. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with each of our consolidated VIEs, under which Weibo Technology provides technical services and other services to these VIEs in exchange for substantially all of their economic benefits. In addition, the shareholders of our consolidated VIEs have pledged their shares in these VIEs as collateral for repayment of loans and payment of fees on technical and other services due to us.

Weibo Technology recognized service fees from all the VIEs in the amount of US$745.1 million, US$714.8 million and US$712.4 million for the years ended December 31, 2022, 2023 and 2024 in consideration for services provided to the VIEs. Net revenues from VIEs and VIEs’ subsidiaries accounted for 83.9%, 87.0% and 86.2% of our net revenues for the years ended December 31, 2022, 2023 and 2024. The contractual arrangements currently in force in relation to Weimeng were first established on October 11, 2010 and certain agreements were subsequently entered into on January 19, 2018. The contractual arrangements currently in force in relation to Weimeng Chuangke were first established on April 9, 2014 and certain agreements were subsequently entered into on February 17, 2020.

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

Loan Agreements

Weibo Technology has granted interest-free loans to the shareholders of Weimeng, who are PRC employees of either our group or SINA, but not the controlling shareholders of SINA, with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In our consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

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

D.Property, Plants and Equipment

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2024, we have leased approximately 33,000 square meters of office space mainly in Beijing, Shanghai and Zhengzhou. These leases have various expiration dates. In December 2022, Weibo Hong Kong Limited, our wholly owned subsidiary, entered into an agreement to purchase 100% of the equity interests of Sina.com Technology (China) Co., Ltd., the owner of SINA Plaza in Beijing, for an aggregate consideration of approximately RMB1.5 billion.

The servers that support our products and services are primarily maintained by major domestic third-party internet data center providers across mainland China, as well as servers located in Hong Kong. We share the use of certain domestic servers with SINA during the ordinary course of our business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with SINA.”

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

Overview

As a leading social media platform for people to create, discover and distribute content in China and the global Chinese communities, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Our MAUs increased from 586 million in December 2022 to 598 million in December 2023, and decreased slightly to 590 million in December 2024, as we have proactively adjusted our user strategy to focus on the acquisition and engagement of high quality users. Our average DAUs increased from 252 million in December 2022 to 257 million in December 2023, and further to 260 million in December 2024. The ratio of average DAUs to MAUs remained stable at 43% in December 2022 and December 2023, and increased slightly to reach 44% in December 2024.

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

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and to a lesser extent, through value added services, mainly including membership and game related services. We place great emphasis on product innovation and our steady stream of introductions of new advertisement products has led to solid and healthy revenue growth since our IPO. In recent years, our revenues were adversely impacted by the outbreaks of COVID-19 and subsequent surges. We also faced macro and competitive challenges. Our revenues in 2022, 2023 and 2024 were US$1,836.3 million, US$1,759.8 million and US$1,754.7 million, respectively. We had a net income attributable to Weibo’s shareholders of US$85.6 million in 2022, US$342.6 million in 2023, and US$300.8 million in 2024.

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

Scale and Engagement of Our User Base. Our revenues are ultimately affected by the scale of our user base, and the strategies we pursue to achieve user growth may affect our costs and expenses and results of operations. We have experienced solid user growth since our inception in 2009. As the size of our user base increases to an even larger scale and as we achieve higher market penetration in China’s internet population, we have experienced, and expect to continue to experience, fluctuations and declines in our user growth rate. Due to the size and scale we have achieved, our user base experienced slight decrease, and may not continue to grow as quickly as in the past years or at all. Due to the media nature of our platform, the growth of our users may not be linear. In general, the penetration of Weibo among internet users in the more economically developed tier 1 and tier 2 cities in China who use Weibo is higher than in other parts of China. Our ability to grow our active user base will depend in part on the success of our strategies to attract additional users from lower-tier cities and towns in China while maintaining or growing our user base in tier 1 and tier 2 cities.

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

We have been exploring various ways of monetization since 2012. For example, in 2017 and 2020, we initiated two rounds of comprehensive revamp on our advertisement system to drive bidding efficiency as well as diversify our advertising offerings. We generate revenues from value-added services primarily by providing membership and game-related services. We have been exploring monetization opportunities in value-added services through investment in various areas, including our acquisition of a company operating several online interactive entertainment apps in China including “Pocket Werewolves” in 2020.

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

Investment in Talent. Our employee headcount has decreased from 5,935 as of December 31, 2022 to 5,268 as of December 31, 2023, and further decreased to 4,982 as of December 31, 2024. Nevertheless, there is still heavy demand in China’s internet industry for talented technical, sales and marketing, management and other personnel with necessary experience and expertise. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including stock-based compensation.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Weibo HK, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. The first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at the rate of 8.25% while the remaining profits will be taxed at the rate of 16.5%. Hong Kong does not impose a withholding tax on dividends. For the year ended December 31, 2024, Weibo HK had a cumulative net profit of US$0.1 million.

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

Weibo Technology is entitled to a preferential tax rate of 15% because of its qualification as a “High and New Technology Enterprise” with a certificate issued on November 30, 2023. This certificate will expire on November 30, 2026 unless renewed. The “High and New Technology Enterprise” qualification is subject to annual evaluation and a three-year review by the authorities in China. In addition, certain of our other PRC entities also qualify as a “software enterprise,” and/or “High and New Technology Enterprise,” and currently enjoy the respective preferential tax treatments.

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

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are also subject to value-added tax and related surcharges at a combined rate of 6.7%. Our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 1.5% for each of the years ended December 31, 2022, 2023 and 2024, respectively.

Dividends paid by our subsidiary in China, Weibo Technology, to our intermediary holding company in Hong Kong, Weibo HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a reduced tax rate. If Weibo HK satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority, dividends paid by Weibo Technology to Weibo HK will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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

	For the Year Ended December 31,
	2022	2023	2024

	(In US$ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	1,392,723	1,344,354	1,315,055
Alibaba	107,197	111,608	116,785
SINA	56,206	45,319	25,022
Other related parties	40,524	32,733	41,831
Subtotal	1,596,650	1,534,014	1,498,693
Value-added services revenues	239,682	225,822	255,984
Total revenues	1,836,332	1,759,836	1,754,677
Costs and expenses:
Cost of revenues(1)	400,585	374,279	369,521
Sales and marketing(1)	477,107	461,421	480,791
Product development(1)	415,190	333,628	308,747
General and administrative(1)	52,806	117,574	101,294
Impairment of intangible assets	10,176	—	—
Total costs and expenses	1,355,864	1,286,902	1,260,353
Income from operations	480,468	472,934	494,324
Income (loss) from equity method investments	(24,069)	13,392	(12,170)
Realized gain (loss) from investments	1,591	(766)	261
Fair value changes through earnings on investments, net	(243,619)	43,002	18,564
Investment related impairment and provision	(71,081)	(23,642)	(93,382)
Interest income	105,434	118,209	123,336
Interest expense	(71,598)	(120,070)	(105,397)
Other loss, net	(49,040)	(277)	(4,881)
Income before income tax expenses	128,086	502,782	420,655
Less: income tax expenses	30,277	145,287	110,550
Net income	97,809	357,495	310,105
Less: Net income attributable to non-controlling interests and redeemable non-controlling interests	12,254	2,095	2,556
Accretion to redeemable non-controlling interests	—	12,802	6,748
Net income attributable to Weibo’s shareholders	85,555	342,598	300,801

Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	235,164	235,560	237,324
Diluted	236,407	239,974	265,241
Income per ordinary share:
Basic	0.36	1.45	1.27
Diluted	0.36	1.43	1.16
Income per ADS(2):
Basic	0.36	1.45	1.27
Diluted	0.36	1.43	1.16
(1)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Cost of revenues	9,417	8,933	5,954
Sales and marketing	18,910	16,528	13,041
Product development	55,294	51,441	33,403
General and administrative	28,092	24,229	17,316
Total	111,713	101,131	69,714
(2)	Each ADS represents one Class A ordinary share.

Revenues

We generate the majority of our revenues from advertising and marketing services, such as social display advertisements, and promoted marketing. We also generate revenues from value-added services to a lesser extent, mainly including membership and game-related services.

2024 Compared to 2023

Our total net revenues were US$1,754.7 million in 2024, relatively flat compared to US$1,759.8 million in 2023.

●	Advertising and Marketing Revenues. Advertising and marketing revenues decreased by 2% from US$1,534.0 million in 2023 to US$1,498.7 million in 2024. The total number of advertisers was 0.6 million in 2024, compared to 0.7 million in 2023, while the average spending per advertiser (excluding Alibaba) increased by 14% from US$2,142 in 2023 to US$2,438 in 2024, both of which were primarily due to the churn of advertisers with relatively lower advertising budgets.

Revenues from advertising customers (excluding Alibaba) decreased by 3% from US$1,422.4 million in 2023 to US$1,381.9 million in 2024, mainly attributable to the market competition and the unfavorable impact from the overall depreciation of RMB against the U.S. dollars in 2024 compared to 2023. Revenues generated from Alibaba increased by 5% from US$111.6 million in 2023 to US$116.8 million in 2024. The advertising spending from Alibaba highly correlates to its own business operation, especially its marketing strategies, which fluctuates from time to time.

●	Value-added Services Revenues. Value-added services revenues increased by 13% from US$225.8 million in 2023 to US$256.0 million in 2024, benefiting from increasing contribution from membership and game-related services.

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

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, general and administrative expenses and impairment of intangible assets, including costs and expenses allocated from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost, advertisement production cost and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, depreciation expense, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation, professional services fees and provision of allowance for credit losses.

2024 Compared to 2023

Our costs and expenses decreased by 2% from US$1,286.9 million in 2023 to US$1,260.4 million in 2024. The decrease was primarily attributable to less stock-based compensation recognized in 2024 compared to that in 2023. We expect our costs and expenses to increase in the absolute amount in the foreseeable future.

●	Cost of Revenues. Cost of revenues decreased by 1% from US$374.3 million in 2023 to US$369.5 million in 2024. The decrease was primarily due to a decrease of US$7.9 million in bandwidth expenditure, a decrease of US$6.6 million in personnel-related expenses, and a decrease of US$3.4 million in revenue-share cost, partially offset by an increase of US$14.1 million in advertisement production cost.
●	Sales and Marketing. Our sales and marketing expenses increased by 4% from US$461.4 million in 2023 to US$480.8 million in 2024. The increase mainly resulted from an increase of US$17.4 million in marketing and promotional expenses.
●	Product Development. Our product development expenses decreased by 7% from US$333.6 million in 2023 to US$308.7 million in 2024. The decrease was mostly attributable to a decrease of US$18.0 million in stock-based compensation and a decrease of US$8.6 million in personnel-related expenses, partially offset by an increase of US$6.2 million in infrastructure cost.
●	General and Administrative. Our general and administrative expenses decreased by 14% from US$117.6 million in 2023 to US$101.3 million in 2024. The decrease was mostly caused by a decrease of US$6.9 million in stock-based compensation and a decrease of US$6.7 million in provision of allowance for credit losses.

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

Investment Related Impairment and Provision

We perform impairment assessments of our investments and determine if an investment is impaired due to the changes in quoted market price or other impairment indicators. For a detailed description of accounting treatment of our investment related impairment and the performance of the investments, see “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F. We recorded US$71.1 million, US$23.6 million and US$93.4 million in investment related impairment and provision charges in 2022, 2023 and 2024, respectively, due to the unsatisfied financial performance of these investments with no obvious upturn or potential financing solutions in the foreseeable future or them incapable of making repayments in accordance with the respective agreements or adverse changes in their regulatory environment.

The impairment charges primarily included (i) a US$15.4 million write-off on a community software and an impairment charge of US$14.2 million to a company operating a business social platform in 2022, (ii) an impairment charge of US$15.9 million on an online education company in 2023, and (iii) impairment charges of US$30.0 million on a US-based company manufacturing hydrogen-powered autonomous trucks and of US$49.0 million reflecting increased valuation uncertainty that arose in 2024 associated with the extended transaction timeline of a commercial property investment in 2024.

Interest Income and Interest Expense

	For the Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Interest income	105,434	118,209	123,336
Interest expense	(71,598)	(120,070)	(105,397)

2024 Compared to 2023

The increase in interest income in 2024 compared to 2023 was primary due to higher interest income recognized for USD-denominated bank time deposits and wealth management products. The decrease in interest expense was mainly caused by the maturity of our 3.5% unsecured senior notes due 2024.

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

Provision of Income Taxes

The following table sets forth the income of Weibo Corporation, its subsidiaries, the VIEs and the VIEs’ subsidiaries as a group before income taxes.

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands, except percentage)
Loss from non-China operations	(422,860)	(145,244)	(148,862)
Income from China operations	550,946	648,026	569,517
Total income before income tax expenses	128,086	502,782	420,655

Income tax expense (benefits) applicable to non-China operations	(14,176)	45,441	22,671
Income tax expense applicable to China operations	44,453	99,846	87,879
Total income tax expenses	30,277	145,287	110,550

Effective tax rate for China operations	8.1%	15.4%	15.4%
Effective tax rate for the Group (1)	23.6%	28.9%	26.3%

Note:

(1)Weibo Corporation, its subsidiaries, the VIEs and VIEs’ subsidiaries together are referred to as “the Group.”

We recorded income tax expenses of US$30.3 million, US$145.3 million and US$110.6 million in 2022, 2023 and 2024, respectively. The provision for income taxes for China operations differs from the amounts computed by applying the statutory enterprise income tax rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “High and New Technology Enterprise” during the periods presented. Weibo Technology was entitled to a tax reduction of US$26.9 million, US$42.2 million and US$38.0 million for the “High and New Technology Enterprise” status in 2022, 2023 and 2024, respectively. Furthermore, Weibo Technology and other qualified entities of our group recognized tax benefits of research and development super-deduction of US$26.9 million, US$22.2 million and US$22.3 million in 2022, 2023 and 2024, respectively.

Our loss from non-China operations primarily included stock-based compensation, fair value changes through earnings on investments, investment-related impairment and provision and interest expenses recorded by our non-China entities. The substantial majority of these items were recognized by our non-China entities in the Cayman Islands, which is a tax free jurisdiction.

2024 Compared to 2023

The decrease of income tax expense in 2024 compared to 2023 was due to the accrual of withholding tax related to the earnings of the WFOE. In 2023, we cumulatively accrued a $43.7 million withholding tax related to the WFOE’s earnings for 2023 and certain years prior to 2023. The WFOE reinvested the remaining accumulated net profits as of December 31, 2022 in its PRC operations for the development and growth of the business. In 2024, we accrued a $22.1 million withholding tax related to the WFOE’s earnings for 2024.

2023 Compared to 2022

The increase of income tax expenses in 2023 compared to 2022 was mainly driven by the withholding tax accrued in 2023 related to the WFOE’s earnings, which have been and are expected to be remitted to Weibo HK to fund the demand for U.S. dollars in business operations, payments of dividends and debts, and potential investments, and to a lesser extent, the reversal recorded in the fourth quarter of 2022 of previously recognized tax liabilities related to uncertain tax positions.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Net cash provided by operating activities	564,104	672,820	639,898
Net cash used in investing activities	(33,014)	(736,846)	(246,900)
Net cash provided by (used in) financing activities	(91,141)	21,690	(1,029,439)
Effect of exchange rate changes on cash and cash equivalents	(172,884)	(63,797)	(57,562)
Net increase (decrease) in cash and cash equivalents	267,065	(106,133)	(694,003)
Cash and cash equivalents at the beginning of year	2,423,703	2,690,768	2,584,635
Cash and cash equivalents at the end of year	2,690,768	2,584,635	1,890,632

As of December 31, 2022, 2023 and 2024, our total cash, cash equivalents and short-term investments were US$3,171.2 million, US$3,225.7 million and US$2,350.5 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations, issuance of convertible senior notes, and long-term loans.

●	The decrease in our cash, cash equivalents and short-term investments as of December 31, 2024 compared to that of December 31, 2023, was primarily due to repayment of 2024 Senior Notes of US$800 million and net dividends paid to shareholders of US$194.4 million, partially offset by US$639.9 million in cash provided by operating activities. As of December 31, 2024, our consolidated affiliated entities in mainland China held US$1,488.2 million of cash, cash equivalents and short-term investments, including US$773.3 million held by the VIEs and VIEs’ subsidiaries. The remaining cash and short-term investments balance of US$862.3 million was held by our entities outside mainland China.

●	The increase in our cash, cash equivalents and short-term investments as of December 31, 2023 compared to that of December 31, 2022, was primarily due to US$672.8 million in cash provided by operating activities, proceeds from disposal of/refund of prepayment on long-term investments of US$347.8 million and proceeds from the offering of 2030 Convertible Notes (net of issuance cost paid) of US$321.7 million, partially offset by cash paid on long-term investments of US$602.7 million, cash paid for acquisitions (net of cash acquired) of US$243.4 million, dividends paid to shareholders of US$200.1 million and repayment of 2027 Loans of US$100.0 million. As of December 31, 2023, our consolidated affiliated entities in mainland China held US$1,877.8 million of cash, cash equivalents and short-term investments, including US$661.4 million held by the VIEs and VIEs’ subsidiaries. The remaining cash and short-term investments balance of US$1,347.9 million was held by our entities outside mainland China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2024 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Operating Activities

Net cash provided by operating activities in 2024 was US$639.9 million. The difference between net cash provided by operating activities and our net income of US$310.1 million in 2024 was primarily due to a non-cash investment related impairment and provision of US$93.4 million, a non-cash charge of US$69.7 million of stock-based compensation, a non-cash charge of US$58.1 million of depreciation and amortization, and a decrease of US$70.8 million in accounts receivable from third parties, partially offset by a decrease of US$27.1 million in income tax payable, an increase of US$23.2 million in other non-current assets, and a non-cash gain of US$18.6 million from fair value change of investments.

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

Investing Activities

Net cash used in investing activities in 2024 was US$246.9 million. This was primarily attributable to purchases of bank time deposits and wealth management products of US$1,608.8 million, cash paid on long-term investments of US$79.8 million, purchase of property and equipment of US$61.5 million, partially offset by maturities of bank time deposits and wealth management products of US$1,410.3 million and proceeds from the disposal and refund of prepayment on long-term investments of US$93.2 million.

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

Financing Activities

Net cash used in financing activities in 2024 was US$1,029.4 million, which primarily consisted of repayment of 2024 Senior Notes of US$800.0 million and net dividends paid to shareholders of US$194.4 million.

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

Material cash requirements

Our material cash requirements as of December 31, 2024, primarily include our capital expenditures, operating lease obligations, purchase commitments, and obligations under our 2030 Senior Notes, 2027 Loans and 2030 Convertible Notes.

Our capital expenditures primarily consist of purchases of servers, computers, and other office equipment. Our capital expenditures were US$43.1 million in 2022, US$36.8 million in 2023 and US$61.5 million in 2024. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$21.9 million, US$19.5 million and US$18.5 million for the years ended December 31, 2022, 2023 and 2024, respectively. The majority of our operating lease commitments are related to lease agreements for our office and operation spaces in China.

Purchase commitments primarily consist of minimum commitments for marketing activities and internet connection. As of December 31, 2024, our purchase commitments were US$647.0 million.

2030 Senior Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

In August 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. Each loan bears a floating rate of interest per annum benchmarked against secured overnight financing rate (SOFR) plus 1.28%. We refer to these together as the 2027 Loans. We have fully withdrawn the US$900 million bullet maturity term loan and partially withdrawn US$5 million under the revolving facility as of December 31, 2024, and repaid US$100 million bullet maturity term loan in the fourth quarter of 2023. The proceeds from the facilities were used for refinancing of the indebtedness existing then, general corporate purposes and payment of transaction related fees and expenses.

2030 Convertible Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$330 million in aggregate principal amount of convertible senior notes bearing an annual interest rate of 1.375%, which will mature on December 1, 2030. In order to facilitate the short positions by some holders of the 2030 Convertible Notes for purposes of hedging their investment in these notes, we lent 6,233,785 ADSs to an affiliate of the initial purchaser of our 2030 Convertible Notes.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties that have or are reasonably likely to have any effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources. We have not entered into any off-balance sheet derivative instruments. We have not retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through Weibo Technology (WFOE), the VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology, our PRC subsidiary. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Weibo Technology is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, the VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2024, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was US$575.5 million. In the fourth quarter of 2023, the WFOE distributed cash dividend of US$406.1 million (in equivalent of RMB2.97 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.5 million paid directly to the PRC tax authorities, based on partial of the accumulated net profits of the WFOE related to the years before 2023. The WFOE reinvested the remaining accumulated net profits as of December 31, 2022 in its PRC operations for the development and growth of the business. For the year ended December 31, 2024, the WFOE distributed cash dividend of US$401.6 million (in equivalent of RMB2.93 billion) in the fourth quarter of 2024 to Weibo Hong Kong Limited, including withholding tax of US$20.1 million paid directly to the PRC tax authorities, based on the net profits of the WFOE related to the year of 2023. Distributions made by the WFOE to Weibo Hong Kong Limited is subject to a 5% withholding tax under the Enterprise Income Tax Law, due to the tax treaty arrangement between Mainland China and Hong Kong. The WFOE has not paid any dividends in the year ended December 31, 2022 to Weibo Hong Kong Limited.

C.Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Allowance for credit losses–Loans to and interest receivable from a related party

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

Assumptions and Approach Used. We make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and past experiences incorporating forward-looking information. Our management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristics on an individual basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, probability of default, loss given default, and application of macroeconomic forecasts. The key factors considered when determining the above allowances for credit losses related to the fair values of the assets of the borrowers.

Sensitivity Analysis. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of probability of default and loss given default and application of macroeconomic forecasts decreased or increased by 2% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

For the year ended December 31, 2024, we recognized nil credit losses on loans to and interest receivable from a related party based on the expected collection schedule of these loans. For more information regarding expected credit losses and for additional information regarding the allowance for credit losses for loans to and interest receivable from a related party, see “Note 10. Related Party Transactions” and “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Goodwill Impairment Assessments

Nature of Estimates Required. Goodwill is subject to periodic assessments of impairment. We test goodwill for impairment at least annually, or when an event occurs or circumstances change that indicate the asset may be impaired. We assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and our share price. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any.

We have two reporting units, namely, the advertising and marketing reporting unit and the value-added services reporting unit. As of December 31, 2024, goodwill balance associated with the advertising and marketing reporting unit was US$72.9 million and goodwill balance associated with the value-added services reporting unit was US$89.3 million.

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

For the year ended December 31, 2024, a sustained relatively low price of our stocks was deemed as an impairment indicator, and we performed quantitative analyses as of December 31, 2024. A third-party valuation firm was engaged to help management determine the fair value of the two reporting units by applying a discounted cash flow model. We concluded that there was no impairment of goodwill as of December 31, 2024.

Item 6.  Directors, Senior Management and Employees

A.Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position
Charles Guowei Chao	59	Chairman of the Board of Directors
Hong Du	53	Director
Bo Liu	44	Director
Pochin Christopher Lu	66	Independent Director
Pehong Chen	67	Independent Director
Gaofei Wang	46	Director and Chief Executive Officer
Yan Wang	52	Independent Director
Fei Cao	50	Chief Financial Officer
Wei Wang	51	Chief Operating Officer
Zenghui Cao	47	Senior Vice President, Operation
Jingdong Ge	52	Senior Vice President, Advertising Business

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

Bo Liu has served as our director since August 2023. Mr. Liu is currently the Vice President of Alibaba Group; President of Tmall; President of Alimama; and President of e-commerce livestreaming business group of Alibaba. He was appointed as the Vice President of Alibaba Group in March 2020. He joined Alibaba in 2005 and held various positions, including the head of Alimama business group of Alibaba, the head of Taobao and Tmall Marketing Department, the President of Taobao University, General Manager of Juhuasuan, and General Manager of Tmall’s Operations Division. Mr. Liu received his bachelor’s degree in Aviation Mechanical Design from Zhengzhou University of Aeronautics and held an EMBA degree in Business Administration from the Chinese University of Hong Kong.

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

Jingdong Ge has served as our Senior Vice President, Advertising Business since April 2021. Mr. Ge served as our Vice President, Advertising from March 2020 to April 2021. Previously, Mr. Ge joined SINA in 2000 and held multiple positions, including SINA’s Vice President, Sales from June 2015 and Vice President and General Manager in charge of automobile business from March 2017 to December 2018. Mr. Ge is currently a director of INMYSHOW Digital Technology (Group) Co., Ltd., a Shanghai Stock Exchange-listed company (SSE: 600556) providing social and new media marketing services. Mr. Ge holds an M.B.A. degree from the University of Hong Kong.

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

B.Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately US$5.0 million in cash and benefits to our executive officers, and we paid US$0.3 million cash compensation to our eligible non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries, the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. In connection with the employment agreement, each senior executive officer has entered into an intellectual property ownership and confidentiality agreement and agreed to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer has also agreed that we shall own all the intellectual property developed by such officer during his or her employment.

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

As of March 31, 2025, an aggregate of 6,059,401 options and 769,457 restricted share units were granted and outstanding under the 2014 Plan and the 2023 Plan.

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

The following table summarizes, as of March 31, 2025, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2014 Plan and the 2023 Plan:

Ordinary Shares
Underlying
Outstanding
Options and
	Restricted	Exercise Price		Expiration
Name	Share Units	(US$/Share)	Grant Date	Date
Charles Chao	*	US$21.15	March 16, 2022	March 17, 2029
	*	US$2.69	March 12, 2025	March 12, 2032
Hong Du	*(1)	—	July 27, 2021	—
Bo Liu	—	—	—	—
Pehong Chen	*(1)	—	January 6, 2023	—
Pochin Christopher Lu	*(1)	—	March 12, 2025	—
Gaofei Wang	*(1)	—	July 27, 2021	—
	*	US$21.15	March 16, 2022	March 17, 2029
	*	US$2.69	March 12, 2025	March 12, 2032
Yan Wang	*(1)	—	May 10, 2021	—
Fei Cao	*(1)	—	July 27, 2021	—
	*	US$21.15	March 16, 2022	March 17, 2029
	*	US$2.69	March 12, 2025	March 12, 2032
Wei Wang	*(1)	—	July 27, 2021	—
	*	US$21.15	March 16, 2022	March 17, 2029
	*	US$2.69	March 12, 2025	March 12, 2032
Zenghui Cao	*(1)	—	July 27, 2021	—
	*	US$32.68	August 14, 2020	August 15, 2027
	*	US$21.15	March 16, 2022	March 17, 2029
	*	US$3.87	July 6, 2023	July 7, 2030
Jingdong Ge	*(1)	—	From May 13, 2021 to July 27, 2021	—
	*	US$32.68	August 14, 2020	August 15, 2027
	*	US$21.15	March 16, 2022	March 17, 2029
	*	US$3.87	July 6, 2023	July 7, 2030
Other grantees	*(1)	—	From October 2, 2019 to April 12, 2024	—
	*	US$32.68	August 14, 2020	August 15, 2027
	*	US$21.15	March 16, 2022	March 17, 2029
	*	US$3.87	From July 6, 2023 to October 23, 2023	From July 7, 2030 to October 24, 2030
	*	US$2.38	October 17, 2024	October 18, 2031
	*	US$2.69	March 12, 2025	March 12, 2032
Total	6,828,858
*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.

C.Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who to his/her knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his/her interest at the meeting of our board at which the question of entering into the contract or arrangement is first considered, if he/she knows his/her interest then exists, or in any other case at the first meeting of our board after he/she knows that he/she is or has become so interested. Following such a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of The Nasdaq Stock Market, and unless disqualified by the chairman of any specific board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Our board of directors may exercise all our powers of the company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our company and to mortgage or charge our undertaking, property and assets (present and future) and uncalled capital or any part thereof.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our first annual general meeting after his or her appointment and shall then be eligible for re-election at that meeting. At each annual general meeting of our company, one-third of our directors at the time, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall be determined by lot, unless they otherwise agree between themselves. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director (including a managing director or executive director) may be removed at any time before the expiration of this director’s term of office by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him/her or suspends payment or compounds with his/her creditors generally; (2) an order is made by any competent court or official on the grounds that he/she is or may be suffering from mental disorder or is otherwise incapable of managing his/her affairs and the board of directors resolves that his/her office be vacated; (3) without leave, is absent from meetings of the board for a continuous period of 12 months, and the board resolves that his/her office be vacated; (4) ceases to be or is prohibited from being a director by law or by virtue of any provisions in our articles of association; or (5) is removed from office by notice in writing served upon him/her signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of our directors (including himself/herself) then in office. In addition, Ali WB Investment Holding Limited has obtained certain board representation rights. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Relationship with Alibaba.”

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2025)
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

D.Employees

We had 5,935, 5,268 and 4,982 employees, respectively as of December 31, 2022, 2023 and 2024. Our employees are mainly based in Beijing, Shanghai and Tianjin. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024:

Function:	Number of Employees
Operations	1,300
Sales, customer service and marketing	1,389
Product development	2,125
General administration and human resources	168
Total	4,982

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

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The staff expenses related to the independent contractors recorded in 2024 was not significant.

We believe that we maintain a good working relationship with our employees and labor union in Beijing, and we have not experienced any material labor disputes.

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025, by:

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

The calculations in the table below are based on 244,825,280 ordinary shares issued and outstanding as of March 31, 2025, comprising of 157,003,256 Class A ordinary shares and 87,822,024 Class B ordinary shares.

Ordinary Shares Beneficially Owned
% of
	Class A	Class B	Total	% of Total	Aggregate
	Ordinary	Ordinary	Ordinary	Ordinary	Voting
	Shares	Shares	Shares	Shares(1)	Power(2)
Directors and Executive Officers:**
Charles Chao(3)	*	87,822,024	88,405,034	36.1%	62.8%
Hong Du	*	—	*	*	*
Bo Liu	—	—	—	—	—
Pochin Christopher Lu	*	—	*	*	*
Pehong Chen	*	—	*	*	*
Gaofei Wang	*	—	*	*	*
Yan Wang	*	—	*	*	*
Fei Cao	*	—	*	*	*
Wei Wang	*	—	*	*	*
Zenghui Cao	*	—	*	*	*
Jingdong Ge	*	—	*	*	*
All directors and executive officers as a group	3,468,635	87,822,024	91,290,659	37.3%	63.4%

Principal Shareholders:
SINA Corporation(4)	—	87,822,024	87,822,024	35.9%	62.7%
Ali WB Investment Holding Limited(5)	67,883,086	—	67,883,086	27.7%	16.1%

Notes:

*	Less than 1% of our total outstanding shares.
**	The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2025, by the sum of (i) 244,825,280 which is the total number of ordinary shares outstanding as of March 31, 2025 and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2025.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

Represents (i) 87,822,024 Class B ordinary shares held by SINA Corporation, (ii) 545,510 Class A ordinary shares in the form of ADSs held by Charles Chao, and (iii) 37,500 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after March 31, 2025 held by Charles Chao.

(4)	Represents 87,822,024 Class B ordinary shares held by SINA Corporation. SINA Corporation is incorporated in the Cayman Islands. The business address of SINA Corporation is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited, a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. As of the date of this annual report, New Wave MMXV Limited is owned as to 61.2% by Mr. Charles Chao, 30.0% by Mr. Yunli Liu and the remaining shares are held by other senior management members of SINA and Weibo, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave MMXV Limited. All the voting shares in New Wave MMXV Limited were held by Mr. Charles Chao, and the rest were all non-voting shares. Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on Nasdaq.

In January 2025, SINA entered into a facility agreement with, among others, Goldman Sachs Bank USA as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent, under which SINA is entitled to borrow up to US$150 million. This facility agreement refinances in full the US$300 million facility agreement entered into by SINA in March 2023 with, among others, Goldman Sachs Bank USA as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent. Such March 2023 facility agreement has been repaid and discharged in full on March 13, 2025. On March 13, 2025, SINA pledged half of the Class B ordinary shares held by it in our company as at such date in favor of the security agent of the January 2025 facility, which represented 17.9% of our total issued and outstanding shares and 31.3% of our voting power as of March 31, 2025, and might from time to time pledge additional Class B ordinary shares held by it in our company, pursuant to the terms of such share pledge. In the event SINA defaults under the facility agreement governing SINA’s loan, the security agent may exercise its rights and remedies in respect of the pledge, including the right to sell and/or foreclose on the shares subject to the pledge, which potentially could cause a change in control in our company. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with SINA—SINA has pledged half of the Class B ordinary shares held by it in our company to secure a syndicate loan and might from time to time pledge additional Class B ordinary shares held by it in our company. The potential default by SINA on the underlying loans or the potential for SINA to pledge additional Class B ordinary shares in our company poses a risk of change in control.”

(5)

Represents (i) 58,883,086 Class A ordinary shares and (ii) 9,000,000 Class A ordinary shares represented by ADSs. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016.

To our knowledge, as of March 31, 2025, we had 35,649,269 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Our Relationship with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities and several entities affiliated with Alibaba. Concurrently with forming the strategic alliance, Alibaba invested US$585.8 million through Ali WB, its wholly owned subsidiary, to purchase our ordinary and preferred shares representing approximately 18% of our then total outstanding shares on a fully diluted basis. Although the strategic collaboration agreement and the marketing cooperation agreement expired in January 2016, Alibaba remains a significant customer of ours, as we continue to serve as an important marketing partner for Alibaba and we continue to jointly develop innovative marketing solutions for both of our customers and explore social e-commerce opportunities for their merchants. The following are summaries of the major rights that Ali WB has as our shareholder.

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

Transactions with SINA

During 2024, we recorded US$46.6 million in revenues billed through SINA to third parties/for services provided to SINA. We had costs and expenses allocated from SINA of US$33.2 million and another US$38.5 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$8.6 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2024, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$35.1 million.

In 2024, we entered into a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations or to meet SINA’s short term capital needs. In 2024, SINA has withdrawn a total of US$966.6 million of loans from us and repaid US$970.9 million to us while we recognized US$13.1 million interest income on the loans to SINA. As of December 31, 2024, the outstanding balance of the loans to and interest receivable from SINA was US$417.7 million.

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

On December 23, 2022, Weibo Hong Kong Limited, our wholly owned subsidiary, entered into certain agreement for the sale and purchase of 100% of the equity interest of Sina.com Technology (China) Co., Ltd., with SINA Hong Kong Limited, a wholly owned subsidiary of SINA Corporation, pursuant to which Weibo Hong Kong Limited agrees to purchase all equity interests in Sina.com Technology (China) Co., Ltd., a wholly owned subsidiary of SINA Hong Kong Limited and the owner of SINA Plaza in Beijing, China, for an aggregate consideration of approximately RMB1.5 billion (US$218.4 million), which was settled in the first quarter of 2023. Subsequently, we and SINA terminated the letter of intent that we entered into for the purchase of the office building of SINA Plaza. In 2022, we made a prepayment of US$153.6 million for SINA Plaza to SINA according to the letter of intent for Sina Plaza. The total balance of prepayment for SINA Plaza was eliminated as we consolidated the financial statements of Sina.com Technology (China) Co., Ltd. on December 31, 2022.

Accounts receivable amounts directly related to Weibo but for which SINA will receive payments and remit payments to us, as well as accounts receivable directly from SINA are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from us, as well as liabilities directly to SINA, are included in the amount due to SINA. The amount due from or the amount due to SINA is presented as an offsetting balance on our consolidated balance sheets. Loans to SINA is presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated to Weibo is presented under operating activities in the consolidated statements of cash flows.

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

Transactions with Alibaba

During 2024, we recorded US$116.8 million in advertising and marketing revenues from Alibaba and US$22.5 million of cost and expenses for the services provided by Alibaba. As of December 31, 2024, we had a total of US$43.5 million in accounts receivable due from Alibaba.

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

Transactions with Other Related Parties

During 2024, other than revenues generated from SINA and Alibaba, we recorded US$45.2 million in revenues from other related parties and US$32.8 million in cost and expenses for services received from other related parties. As of December 31, 2024, we had outstanding balances related to other related parties of US$39.6 million in accounts receivable, US$25.0 million in accounts payable, and US$5.6 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$447.0 million at annual interest rates ranging from 5.0% to 6.6% as of December 31, 2024. These other related parties mainly included an equity investee in real estate business, accounting US$358.5 million, and an investee providing online brokerage services, accounting US$88.5 million of the outstanding balance as of December 31, 2024.

During 2023, other than revenues generated from SINA and Alibaba, we recorded US$35.4 million in revenues from other related parties and US$33.9 million in cost and expenses for services received from other related parties. As of December 31, 2023, we had outstanding balances related to other related parties of US$38.2 million in net accounts receivable, US$36.8 million in accounts payable, and US$6.0 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$449.7 million at annual interest rates ranging from 4.0% to 6.7% as of December 31, 2023. These other related parties mainly included an equity investee in real estate business, accounting US$349.7 million, and an investee providing online brokerage services, accounting US$100.0 million of the outstanding balance as of December 31, 2023.

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

On March 15, 2021, plaintiffs GeoSolutions B.V. and GeoSolutions Holdings N.V. filed a complaint in the California Superior Court, Santa Clara County, naming as defendants, among others, our company, the Chairman of our Board of Directors, our Chief Executive Officer, and our parent company Sina Corporation. The complaint alleges unlawful use of plaintiffs’ location-based services technology by the defendants and a series of other claims. Our company, together with other served defendants, removed the case from state court to the United States District Court for the Northern District of California. See GeoSolutions B.V. et al v. Sina.Com Online et al (5:21-cv-08019-EJD). On December 20, 2021, our company and certain other Non-U.S. defendants filed a motion to dismiss the complaint for lack of personal jurisdiction in the federal court. On March 4, 2022, plaintiffs filed their opposition to the motion to dismiss. On April 22, 2022, our company and certain other non-U.S. defendants filed the reply. On March 16, 2023, the court granted the motion to dismiss, with leave to amend.  On May 1, 2023, plaintiffs filed the First Amended Complaint. On May 16, 2023, plaintiffs filed a second amended complaint against all defendants to add back the defendants missing from their first amended complaint. On June 15, 2023, our company and certain other non-U.S. defendants filed a motion to dismiss the second amended complaint. On October 26, 2023, the court granted the motion to dismiss in favor of our company and certain other non-U.S. defendants without prejudice for lack of personal jurisdiction and the dismissal is without further leave to amend. The plaintiffs did not appeal, ending the case. For risks and uncertainties relating to the legal proceedings against us and our directors and employees, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—We and certain of our current or former directors or officers may be subject to legal, regulatory and administrative proceedings.”

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

Dividend Policy

In May 2023, the board of directors of Weibo Corporation approved a special cash dividend of US$0.85 per ordinary share, or US$0.85 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on June 26, 2023. In March 2024, the board of directors of Weibo Corporation approved a special cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 12, 2024. For the years ended December 31, 2022, 2023 and 2024, dividends made to Weibo Corporation’s shareholders were nil, US$200.1 million and US$199.4 million, respectively.

On March 12, 2025, we adopted a cash dividend policy. Under the policy, we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. Our board of directors has discretion as to whether to make dividend distributions and the amount of such distributions in any particular year, depending on our results of operations and earnings, cash flow, financial condition, capital requirements and other relevant considerations deemed relevant by our board of directors. In accordance with the dividend policy, on the same day, the board of directors of Weibo Corporation approved a cash dividend of US$0.82 per ordinary share and ADS to holders of the ordinary shares and ADSs of Weibo Corporation as of the close of business on April 9, 2025. The aggregate amount of the dividend will be approximately US$200.0 million, expected to be paid in May 2025.

We are a holding company incorporated in the Cayman Islands. Our ability to pay dividends to our shareholders depends upon dividends, loans or advances that we receive from our PRC subsidiaries. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our board of directors may also revise our dividend policy or it may choose to cancel our dividend policy entirely. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, that we receive from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least 21 calendar days is required for the convening of our annual general shareholders’ meeting and at least 14 calendar days for any extraordinary general meeting of our shareholders. The notice of any general meeting (including a postponed or reconvened meeting) at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be utilized, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilize such Communication Facilities for the purpose of attending, participating and voting at such meeting. A quorum required for a general meeting of shareholders consists of one or more shareholders together holding at the date of any specific meeting not less than 10% of all votes attaching to all shares Present, which carry the right to vote at general meetings.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we intend to provide our shareholders with annual audited financial statements.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies; provided that the arrangement is approved by (a) 75% in value of shareholders or class of shareholders, as the case may be; or (b) a majority in number representing 75% in value of creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Taxation on distributions from VIEs

Pursuant to the contractual agreements with the VIEs and their respective shareholders, our PRC subsidiaries charge the VIEs for technical service fees. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate basis. The technical service fees paid by the VIEs will be recognized as tax deduction for the VIEs and as income by our PRC subsidiaries and are tax neutral when the VIEs and PRC subsidiaries have the same income tax rate.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on applicable provisions of the Code, Treasury regulations promulgated thereunder, or the Treasury Regulations, and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service, or the IRS, all of which are subject to change and differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual investment circumstances, including U.S. Holders subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), U.S. Holders that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), U.S. Holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, traders in securities that elect to use the mark-to-market method of accounting, U.S. Holders whose functional currency is not the U.S. dollar or certain former citizens or long-term residents of the United States), all of which may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any considerations relating to non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or the Medicare tax on certain net investment income. You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations applicable to owning and disposing of our ADSs or Class A ordinary shares.

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

PFIC status is a factual determination made annually and is generally not determinable until after the close of each taxable year. Based upon our income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A ordinary shares), it is likely that we will be classified as a PFIC for the taxable year ended December 31, 2024, and that we could continue to be classified as a PFIC for the current and subsequent taxable years. Fluctuations in the market price of our ADSs and Class A ordinary shares may affect whether or not we are classified as a PFIC for the current and subsequent years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined from time to time by reference to the market price of our ADSs or Class A ordinary shares (which may be volatile). Furthermore, even if the composition of our assets and income were to change such that we believed that we were not a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could affect whether we are classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. As noted above, based on our income and assets (including unbooked goodwill), as well as the market price of our ADSs and Class A ordinary shares, it is likely that we will be classified as a PFIC for the taxable year ended December 31, 2024, and could continue to be classified as a PFIC for the current and subsequent taxable years. As a result, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions that such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

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

Dividends

As noted above, we will likely be classified as a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. Any distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits (as determined using U.S. federal income tax principles) will generally be includible in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by such holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits using U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Sale or Other Disposition of ADSs or Class A Ordinary Shares

As noted above, we will likely be classified as a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A ordinary shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the U.S. Holder’s ability to claim a foreign tax credit in respect of any foreign tax imposed on the disposition unless the U.S. Holder has other income that is treated as derived from foreign sources.

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

Our revenues and costs and expenses are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollars. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our financing activities into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repaying the principal and interest of our 2030 Senior Notes, 2027 Loans and 2030 Convertible Notes, which are all denominated in U.S. dollars, or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amount available to us.

Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollars assuming: (1) projected net income from operation in China equal to the net income of 2024, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollars as of December 31, 2024 and (3) currency fluctuation occurs proportionately over the period:

	Translation
	Adjustments to	Transaction Gain
Change in the Value of RMB Against the U.S. Dollars	Comprehensive Income	/(Loss)

	(In US$ thousands)
Appreciate 2%	56,314	(199)
Appreciate 5%	140,955	(498)
Depreciate 2%	(56,221)	199
Depreciate 5%	(140,372)	498

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

Investment Risk

As of December 31, 2024, our equity investments totaled US$1,389.2 million. We measure investments in equity securities other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Changes in the basis of these investments are reported in current earnings. We recognized fair value change gain of US$18.6 million in equity securities other than equity method investments for the year ended December 31, 2024.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Investments using measurement alternative methods are investments in privately held companies and limited partnerships. Valuations of our investments in private companies and limited partnerships are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company or limited partnership is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2024, the carrying value of our investments using measurement alternative method was US$296.0 million.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. We recorded US$91.9 million of investment related impairment charges for the year ended December 31, 2024. We are unable to control these factors and an impairment charge we recognized will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2024 totaled US$459.9 million, which were composed of bank time deposits whose original maturities are of greater than three months but less than one year and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions.

Item 12. Description of Securities Other than Equity Securities

A.Debt Securities

In July 2019, we issued the 2024 Senior Notes. Our 2024 Senior Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. Our 2024 Senior Notes matured on July 5, 2024 and was fully settled. In July 2020, we issued $750 million in aggregate principal amount of senior notes due 2030. Our 2030 Senior Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. Our 2030 Senior Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2024, we did not record any payments made by the depository to us.

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 20 ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares currently applicable on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	Accounting and Financial Reporting Council of Hong Kong transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	stock transaction stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	brokerage commission, which is freely negotiable with the broker; and
●	the Hong Kong share registrar will charge between HK$2.50 to 0.05% of the market value of the shares, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to 0.05% of the market value of the shares, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2023 and 2024:

	2023	2024

	(In US$)
Audit Fees(1)	1,722,373	1,428,287
Audit Related Fees(2)	409,634	—
Tax Fees(3)	—	743,811
Total	2,132,006	2,172,098
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.
(2)	“Audit-related fees” primarily consists of fees related to other audit-related services.
(3)	“Tax Fees” consists of the aggregate fees billed for the professional tax services rendered by our auditor.

The policy of the Audit Committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. After receiving submissions from the management, the audit committee review and, in its sole discretion, pre-approve all audit and non-audit services. Pre-approval will be made by the audit committee or by one or more members of the audit committee as shall be designated by the audit committee or the chairperson of the audit committee. The person(s) granting such pre-approval shall report it to the audit committee at the next scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Because SINA owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under The Nasdaq Stock Market Rules, or The Nasdaq Rules. We rely on certain exemptions that are available to controlled companies from the Nasdaq corporate governance requirements, including the requirements:

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading adopted by our board of directors on November 8, 2023 is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host, application, data security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

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

1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant.(Filed as Exhibit 1.1 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 25, 2024, and incorporated herein by reference)

2.1

The Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3 hereto, which was filed as Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-199022), filed on September 30, 2014 and incorporated herein by reference)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (Filed as Exhibit 4.1 to the Registrant’s current report on Form 6-K (File No. 001-36397), filed on December 1, 2021, and incorporated herein by reference)

2.3

Amended and Restated Deposit Agreement, dated as of August 10, 2020, among the Registrant, the depositary and holder of the American Depositary Receipts (Filed as Exhibit 2.3 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

2.4

Indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Registrant’s current report on Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.5

First supplemental indenture, dated as of July 5, 2019, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.2 to the Registrant’s current report on Form 6-K (File No. 001-36397), filed on July 5, 2019, and incorporated herein by reference)

2.6

Second Supplemental Indenture, dated as of July 8, 2020, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Registrant’s current report on Form 6-K (File No. 001-36397), filed on July 8, 2020, and incorporated herein by reference)

2.7

Indenture, dated as of December 4, 2023, by and between Weibo Corporation and Citicorp International Limited, as trustee.(Filed as Exhibit 2.7 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 25, 2024, and incorporated herein by reference)

2.8

Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. (Filed as Exhibit 2.8 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 25, 2024, and incorporated herein by reference)

4.1

2014 Share Incentive Plan (Filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.2	2023 Share Incentive Plan (Filed as Exhibit 4.3 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 27, 2023, and incorporated herein by reference)

Exhibit Number	Description

4.3

Form of Indemnification Agreement with the Registrant’s directors (Filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (Filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.5

Master Transaction Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.7

Non-Competition Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14 2014, as amended, and incorporated herein by reference)

4.8

Sales and Marketing Services Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.9

Intellectual Property License Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.11

Amended and Restated Shareholders’ Agreement between Sina Corporation, Ali WB Investment Holding Limited and Weibo Corporation (Filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589, filed on March 14, 2014), as amended, and incorporated herein by reference)

4.12

Voting Agreement between Sina Corporation and Ali WB Investment Holding Limited dated April 24, 2014 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s annual report on Form 20-F (File No. 001-36397) filed with the Securities and Exchange Commission on April 28, 2015)

4.13

Registration Rights Agreement between Sina Corporation, Ali WB Investment Holding Limited and Weibo Corporation (Filed as Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.14

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 4.14 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 26, 2018 and incorporated herein by reference)

4.15

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 4.15 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 26, 2018 and incorporated herein by reference)

4.16

English Translation of the Share Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 26, 2018 and incorporated herein by reference)

4.17

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-36397) filed on April 26 2018 and incorporated herein by reference)

Exhibit Number	Description

4.18

English Translation of the Share Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng (Filed as Exhibit 4.18 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 26, 2018 and incorporated herein by reference)

4.19

English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and Weimeng (Filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.20

English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and Weimeng (Filed as Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.21

English Translation of the Trademark License Agreement between our wholly owned subsidiary and Weimeng. (Filed as Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended, and incorporated herein by reference)

4.22

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.22 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.23

English Translation of the Loan Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.23 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.24

English Translation of the Loan Repayment Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.24 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.25

English Translation of the Equity Transfer Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.25 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.26

English Translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.27

English Translation of the Equity Pledge Agreement between our wholly owned subsidiary and individual shareholders of Weimeng Chuangke (Filed as Exhibit 4.27 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.28

English Translation of the Exclusive Technical Services Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.28 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.29

English Translation of the Exclusive Sales Agency Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.29 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22 2021, and incorporated herein by reference)

4.30

English Translation of the Trademark License Agreement between our wholly owned subsidiary and Weimeng Chuangke (Filed as Exhibit 4.30 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

Exhibit Number	Description

4.31

English Translation of Spousal Consent Letter signed by each spouse of the shareholders of Weimeng Chuangke (Filed as Exhibit 4.31 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.32

Facilities Agreement relating to US$900,000,000 term loan facility and US$300,000,000 revolving loan facility, dated as of August 22, 2022, between the Registrant and the other parties thereto (Filed as Exhibit 4.33 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 27, 2023, and incorporated herein by reference)

4.33

ADS Lending Agreement, dated as of November 30, 2023, between the Registrant and Goldman Sachs International, as amended. (Filed as Exhibit 4.33 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 25, 2024, and incorporated herein by reference)

8.1*	List of Significant Subsidiaries and Principal Variable Interest Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended and incorporated herein by reference)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	Certificate of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certificate of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certificate of principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certificate of principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Kewei Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97.1	Clawback Policy of the Registrant.(Filed as Exhibit 97.1 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 25, 2024, and incorporated herein by reference)

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

	By:	/s/ Gaofei Wang
		Name:	Gaofei Wang
		Title:	Director and Chief Executive Officer

Date: April 15, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for credit losses on loans to and interest receivable from a related party

As described in Notes 2 and 10 to the consolidated financial statements, the Company has loans to and interest receivable from a related party, net of allowance for credit losses, of US$358.5 million as of December 31, 2024. Management estimated the allowance for credit losses on loans to and interest receivable from related parties not sharing similar risk characteristics on an individual basis. The significant assumptions used by management when determining the above allowance for credit losses related to the fair values of the assets of the borrowers.

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

Goodwill impairment assessments

As described in Notes 2 and 6 to the consolidated financial statements, the Company’s goodwill balance was US$162.2 million as of December 31, 2024, and the goodwill associated with the advertising and marketing services and value-added services reporting units was US$72.9 million and US$89.3 million, respectively. Management conducted an impairment test at the end of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Management performed quantitative impairment tests as of December 31, 2024. Fair values of the reporting units are estimated by management using the income approach. Management’s income approach for the advertising and marketing services and value-added services reporting units included significant judgments and assumptions related to the revenue growth rates and the discount rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments of the advertising and marketing services and value-added services reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the advertising and marketing services and value-added services reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue growth rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

April 15, 2025

We have served as the Company’s auditor since 2013.

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except number of shares and par value)

		As of December 31,
	Notes	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	3	$2,584,635	$1,890,632
Short-term investments	3	641,035	459,852
Accounts receivable due from third parties, net of allowances of US$54,557 and US$20,700 as of December 31, 2023 and 2024, respectively	8	341,486	256,670
Accounts receivable due from Alibaba, net of allowances of nil and nil as of December 31, 2023 and 2024, respectively	8&10	61,094	43,495
Accounts receivable due from other related parties, net of allowances of nil and nil as of December 31, 2023 and 2024, respectively	8&10	38,188	39,589
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of US$100,000 and US$88,500 as of December 31, 2023 and 2024, respectively)	8&10	359,881	348,774
Amount due from SINA	10	486,397	452,769
Total current assets		4,512,716	3,491,781
Property and equipment, net	8	220,663	215,034
Operating lease assets	5	170,266	154,717
Intangible assets, net	6	134,129	109,781
Goodwill	6	166,436	162,223
Long-term investments	4	1,320,386	1,389,199
Other non-current assets (including loans to and interest receivable from a related party of US$349,716 and US$358,485 as of December 31, 2023 and 2024, respectively)	8&10	755,762	981,764
Total assets		$7,280,358	$6,504,499
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of US$576,394 and US$572,936 as of December 31, 2023 and 2024, respectively) :
Accounts payable		$161,493	$158,435
Accrued and other liabilities	8	656,445	640,207
Operating lease liability, short-term	5	10,388	12,162
Income taxes payable		94,507	84,690
Deferred revenues		75,187	72,642
Unsecured senior notes	15	799,325	—
Total current liabilities		1,797,345	968,136
Long-term liabilities
Convertible senior notes	15	317,625	320,803
Unsecured senior notes	15	743,695	744,662
Long-term loans	15	791,647	795,311
Deferred tax liability	9	66,151	61,052
Operating lease liability, long-term	5	42,857	32,580
Other non-current liabilities		3,422	3,069
Total long-term liabilities		1,965,397	1,957,477
Total liabilities		3,762,742	2,925,613

Commitments and contingencies	16

Redeemable non-controlling interests	17	68,728	45,103

Shareholders’ equity:
Ordinary shares: US$0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized as of December 31, 2023 and 2024, respectively; 242,611 shares (including 154,789 Class A ordinary shares and 87,822 Class B ordinary shares) issued and outstanding as of December 31, 2023; and 244,272 shares (including 156,450 Class A ordinary shares and 87,822 Class B ordinary shares) issued and outstanding as of December 31, 2024.		61	61
Additional paid-in capital		1,428,935	1,504,560
Accumulated other comprehensive loss		(217,817)	(315,801)
Retained earnings		2,187,556	2,293,951
Total Weibo shareholders’ equity		3,398,735	3,482,771
Non-controlling interests		50,153	51,012
Total shareholders’ equity		3,448,888	3,533,783
Total liabilities, redeemable non-controlling interests and shareholders’ equity		$7,280,358	$6,504,499

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except per share data)

		Year Ended December 31,
	Notes	2022	2023	2024
Revenues:
Advertising and marketing revenues
Third parties		$1,392,723	$1,344,354	$1,315,055
Alibaba	10	107,197	111,608	116,785
SINA	10	56,206	45,319	25,022
Other related parties	10	40,524	32,733	41,831
		1,596,650	1,534,014	1,498,693
Value-added services revenues		239,682	225,822	255,984
Total revenues		1,836,332	1,759,836	1,754,677
Costs and Expenses
Cost of revenues		400,585	374,279	369,521
Sales and marketing		477,107	461,421	480,791
Product development		415,190	333,628	308,747
General and administrative		52,806	117,574	101,294
Impairment of intangible assets		10,176	—	—
Total costs and expenses		1,355,864	1,286,902	1,260,353
Income from operations		480,468	472,934	494,324
Income (loss) from equity method investments		(24,069)	13,392	(12,170)
Realized gain (loss) from investments		1,591	(766)	261
Fair value changes through earnings on investments, net		(243,619)	43,002	18,564
Investment-related impairment and provision		(71,081)	(23,642)	(93,382)
Interest income		105,434	118,209	123,336
Interest expense		(71,598)	(120,070)	(105,397)
Other loss, net		(49,040)	(277)	(4,881)
Income before income tax expenses		128,086	502,782	420,655
Less: income tax expenses	9	30,277	145,287	110,550
Net income		97,809	357,495	310,105
Less: Net income attributable to non-controlling interests and redeemable non-controlling interests		12,254	2,095	2,556
Accretion to redeemable non-controlling interests		—	12,802	6,748
Net income attributable to Weibo’s shareholders		$85,555	$342,598	$300,801

Net income		$97,809	$357,495	$310,105
Other comprehensive loss
Currency translation adjustments (for which there were no taxes)		(261,729)	(114,683)	(99,325)
Total comprehensive income (loss)		(163,920)	242,812	210,780
Less: comprehensive income attributable to non-controlling interests and redeemable non-controlling interests		10,197	15,291	7,963
Comprehensive income (loss) attributable to Weibo’s shareholders		$(174,117)	$227,521	$202,817

Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	12	235,164	235,560	237,324
Diluted	12	236,407	239,974	265,241
Income per share:
Basic	12	$0.36	$1.45	$1.27
Diluted	12	$0.36	$1.43	$1.16

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

							Accumulated
						Additional	Other		Non-	Total
		Ordinary Shares		Treasury Stock		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Interests	Equity
Balance at December 31, 2021		236,553	$59	—	$—	$1,477,291	$156,932	$1,959,539	$27,577	$3,621,398
Issuance of ordinary shares pursuant to stock plan		2,339	—	—	—	—	—	—	—	—
Shares returned from underwriters for settlement of over-allocations		(1,650)	—	—	—	—	—	—	—	—
Repurchase of American depositary shares (“ADSs”)		—	—	(3,056)	(57,682)	—	—	—	—	(57,682)
Non-cash stock-based compensation		—	—	—	—	119,006	—	—	—	119,006
Compensation cost to non-controlling interest shareholders		—	—	—	—	—	—	—	1,368	1,368
Reversal of compensation cost to non-controlling interest shareholders	17	—	—	—	—	—	—	—	(4,274)	(4,274)
Contribution from non-controlling interest shareholders		—	—	—	—	8,520	—	—	(25,535)	(17,015)
Purchase of a subsidiary’s shares from non-controlling shareholders		—	—	—	—	(270)	—	—	(5,136)	(5,406)
Acquisition of Sina.com Technology (China) Co., Ltd (“STC”)		—	—	—	—	(159,028)	—	—	—	(159,028)
Net income before accretion to redeemable non-controlling interests		—	—	—	—	—	—	85,555	12,254	97,809
Net loss attributable to redeemable non-controlling interests		—	—	—	—	—	—	—	10,298	10,298
Currency translation adjustments		—	—	—	—	—	(259,672)	—	(2,057)	(261,729)
Balance at December 31, 2022		237,242	59	(3,056)	(57,682)	1,445,519	(102,740)	2,045,094	14,495	3,344,745
Issuance of ordinary shares pursuant to stock plan		2,191	1	—	—	—	—	—	—	1
Retirement of repurchased American depositary shares (“ADSs”)		(3,056)	(1)	3,056	57,682	(57,681)	—	—	—	—
ADS lending arrangement in connection with issuance of convertible senior notes	15	6,234	2	—	—	2,000	—	—	—	2,002
Non-cash stock-based compensation		—	—	—	—	107,883	—	—	—	107,883
Net income before accretion to redeemable non-controlling interests		—	—	—	—	—	—	342,598	2,095	344,693
Changes due to investment in INMYSHOW		—	—	—	—	(71,695)	—	—	—	(71,695)
Contribution from non-controlling interest shareholders		—	—	—	—	3,869	—	—	—	3,869
Purchase of a subsidiary’s shares from non-controlling shareholders		—	—	—	—	(960)	—	—	(3,902)	(4,862)
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	37,071	37,071
Dividends to shareholders	18	—	—	—	—	—	—	(200,136)	—	(200,136)
Currency translation adjustments		—	—	—	—	—	(115,077)	—	394	(114,683)
Balance at December 31, 2023		242,611	61	—	—	1,428,935	(217,817)	2,187,556	50,153	3,448,888
Issuance of ordinary shares pursuant to stock plan		1,661	—	—	—	475	—	—	—	475
Non-cash stock-based compensation		—	—	—	—	75,150	—	—	—	75,150
Net income before accretion to redeemable non-controlling interests		—	—	—	—	—	—	300,801	2,556	303,357
Dissolution of a majority-owned subsidiary		—	—	—	—	—	—	—	(356)	(356)
Dividends to shareholders, net of dividends received from ADS borrower	15&18	—	—	—	—	—	—	(194,406)	—	(194,406)
Currency translation adjustments		—	—	—	—	—	(97,984)	—	(1,341)	(99,325)
Balance at December 31, 2024		244,272	$61	—	$—	$1,504,560	$(315,801)	$2,293,951	$51,012	$3,533,783

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net income	$97,809	$357,495	$310,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,694	58,509	58,137
Stock-based compensation	111,713	101,131	69,714
Amortization of operating lease assets	11,461	13,792	13,539
Non-cash compensation cost to non-controlling interest shareholders	(20,638)	11,541	4,644
Provision of allowance for credit losses	4,440	19,092	12,343
Deferred income taxes	(24,821)	24,038	17,727
Foreign currency exchange loss	66,975	9,142	8,294
(Income) loss from equity method investments	24,069	(13,392)	12,170
Dividend received from equity method investments	5,772	771	1,708
(Gain) loss on sale of investments	(1,591)	766	(261)
Fair value changes through earnings on investments, net	243,619	(43,002)	(18,564)
Investment-related impairment and provision	71,081	23,642	93,382
Impairment of intangible assets	10,176	—	—
Gain on disposal of property and equipment	(240)	(444)	(461)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	6,273	8,287	8,484
Changes in assets and liabilities:
Accounts receivable due from third parties	159,365	7,291	70,767
Accounts receivable due from Alibaba	10,162	12,321	16,114
Accounts receivable due from other related parties	(3,031)	9,491	(2,406)
Prepaid expenses and other current assets	(20,686)	6,157	(10,944)
Other non-current assets	(27,980)	(13,156)	(23,225)
Accounts payable	(35,481)	19,665	397
Accrued and other liabilities	(38,058)	(197)	6,830
Amount due from SINA	(47,303)	30,741	28,526
Deferred revenues	(3,925)	(1,905)	(613)
Operating lease liabilities	(10,128)	(9,612)	(9,379)
Income taxes payable	(79,623)	40,656	(27,130)
Net cash provided by operating activities	564,104	672,820	639,898
Cash flows from investing activities:
Purchases of bank time deposits and wealth management products	(629,889)	(755,315)	(1,608,754)
Maturities of bank time deposits and wealth management products	859,075	585,466	1,410,317
Investment in and prepayment on long-term investments	(193,784)	(602,740)	(79,804)
Proceeds from disposal of/refund of prepayment on long-term investments	141,806	347,766	93,158
Proceeds from disposal of property and equipment	269	463	588
Purchases of property and equipment	(43,136)	(36,772)	(61,469)
Prepayment for purchase of SINA Plaza	(153,572)	—	—
Loans to SINA	(1,261,880)	(1,105,747)	(966,563)
Repayment of loans by SINA	1,249,476	1,071,100	970,877
Cash received from (paid for) acquisitions, net of cash acquired	939	(243,385)	(5,250)
Prepayment to agent for share repurchase	(2,318)	—	—
Return of prepayment to agent for share repurchase	—	2,318	—
Net cash used in investing activities	(33,014)	(736,846)	(246,900)
Cash flows from financing activities:
Proceeds from employee options exercised	—	1	444
Payments for share repurchases	(57,682)	—	—
Cash paid for global offering, net of issuance costs	(8,414)	—	—
Proceeds from long-term loans, net of issuance costs	880,353	4,982	—
Repayment of convertible senior notes	(899,992)	—	—
Repayment of long-term loans	—	(100,000)	—
Repayment of unsecured senior notes	—	—	(800,000)
Proceeds from convertible senior notes, net of issuance costs	—	321,707	(1,750)
Proceeds from ADS lending arrangement in connection with issuance of convertible senior notes	—	2	—
Purchase of a subsidiary’s shares from non-controlling shareholders	(5,406)	(4,871)	(33,376)
Dividends paid to shareholders, net of dividends received from ADS borrower	—	(200,131)	(194,401)
Cash paid to non-controlling interest shareholders due to dissolution of a subsidiary	—	—	(356)
Net cash provided by (used in) financing activities	(91,141)	21,690	(1,029,439)
Effect of exchange rate changes on cash and cash equivalents	(172,884)	(63,797)	(57,562)
Net increase (decrease) in cash and cash equivalents	267,065	(106,133)	(694,003)
Cash and cash equivalents at the beginning of the year	2,423,703	2,690,768	2,584,635
Cash and cash equivalents at the end of the year	$2,690,768	$2,584,635	$1,890,632
Supplemental disclosures of cash flow information:
Cash paid for interest expenses on convertible senior notes, unsecured senior notes and long-term loans	$(64,562)	$(111,231)	$(111,637)
Cash paid for income taxes	$(135,055)	$(79,476)	$(119,701)
Non-cash investing and financing activities
Property and equipment in accounts payable	$17,641	$4,179	$4,645
Unpaid consideration for acquisition of STC	$218,402	$—	$—
Unpaid consideration for other acquisitions	$687	$5,674	$—

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Weibo Corporation (“Weibo” or the “Company”) is a leading social media platform in China for people to create, discover and distribute content. By providing a simple and inspirational way for people and organizations in China and the global Chinese communities to express themselves publicly in real time, interact with others on a platform with vast scale and stay connected with the world, Weibo has had a profound social impact in China. Launched in 2009, Weibo has been committed to enabling faster, easier, and richer connections among people and has become an integral part of many of Weibo users’ daily lives.

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

The following sets forth the Company’s major subsidiaries and major VIEs:

			Percentage of
			Direct/
			Indirect
	Date of	Place of	Economic
Company	Incorporation	Incorporation	Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology”)	October 11, 2010	PRC	100%

WB Online Investment Limited (“WB Online”)	June 5, 2014	Cayman Islands	100%

Major VIEs
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	99%

Beijing Weimeng Chuangke Investment Management Co., Ltd. (“Weimeng Chuangke”)	April 9, 2014	PRC	100%

1. Operations (Continued)

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA granted the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sub licensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company granted SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sub licensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue to be in effect unless and until terminated as provided in the agreement. There are no capitalized assets or other impacts recorded on the consolidated balance sheets related to these licenses.

Transactions between SINA and Weibo

Accounts receivable directly related to the Group but for which SINA will receive payments and remit payments to the Group, as well as accounts receivable directly from SINA, are included in the amount due from SINA. Liabilities directly related to the Group but for which SINA will make payments and receive reimbursements from the Group, as well as liabilities directly to SINA, are included in the amount due to SINA. The amount due from/to SINA is presented as an offsetting balance on the Group’s consolidated balance sheets. Loans to SINA are presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated to the Group is presented under operating activities in the consolidated statements of cash flows. The Group’s consolidated statements of comprehensive income (loss) contain all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by mutual management. Refer to Note 6 for information related to the acquisition of STC.

Total costs and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Cost of revenues	$17,255	$12,313	$9,835
Sales and marketing	1,953	—	—
Product development	12,192	6,850	7,042
General and administrative	15,778	17,320	16,280
	$47,178	$36,483	$33,157

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

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2023 and 2024, the total amounts of interest-free loans to the VIEs’ shareholders were US$82.2 million and US$80.2 million, respectively. The VIEs and VIEs’ subsidiaries had accumulated deficit of US$125.5 million and US$117.3 million as of December 31, 2023 and 2024,respectively, which were included in the Group’s consolidated financial statements.

1. Operations (Continued)

Consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets and consolidated statements of comprehensive income (loss):

	As of December 31,
	2023	2024

	(In US$ thousands)
Cash and cash equivalents	$625,486	$678,562
Short-term investments	35,870	94,770
Accounts receivable	426,420	315,354
Prepaid expenses and other current assets	165,557	168,186
Amount due from (to) SINA	12,919	(2,357)
Property and equipment, net	1,721	1,276
Operating lease assets	23,082	20,922
Intangible assets, net	133,920	109,577
Goodwill	166,436	162,223
Long-term investments	266,718	238,142
Other non-current assets	202,695	166,591
Total assets	$2,060,824	$1,953,246

Accounts payable	$118,773	$114,034
Accrued and other liabilities	380,810	389,208
Income taxes payable	31,987	27,439
Deferred revenues	42,254	38,066
Amount due to the subsidiaries of the Group	1,393,967	1,325,148
Operating lease liability	25,791	25,304
Deferred tax liability	29,732	22,558
Other non-current liabilities	3,422	3,069
Total liabilities	2,026,736	1,944,826

Redeemable non-controlling interests	68,728	45,103

Total shareholders’ equity	(34,640)	(36,683)

Total liabilities, redeemable non-controlling interests and shareholders’ equity	$2,060,824	$1,953,246

1. Operations (Continued)

Consolidation (Continued)

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Total revenues	$1,540,585	$1,531,675	$1,512,278
Net income (loss)	$(18,356)	$25,343	$8,220

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Net cash provided by (used in) operating activities	$(136,442)	$159,891	$202,668
Net cash provided by (used in) investing activities	$410,164	$88,119	$(75,876)
Net cash provided by (used in) financing activities	$226,938	$(260,289)	$(56,719)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to US$209.3 million and US$202.5 million as of December 31, 2023 and 2024, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was US$4.2 million, US$6.6 million and US$6.7 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Weimeng, who are PRC employees of the Group or SINA, but not the controlling shareholders of SINA, with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In the consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

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

These VIE agreements provide Weibo Technology with the power to direct the activities that most significantly affect the economic performance of the Group’s consolidated VIEs and enable the Group to receive substantially all of the economic benefits generated by them. For the years ended December 31, 2022, 2023 and 2024, the total amount of service fees that Weibo Technology charged to Weimeng under these service agreements and trademark license agreement was US$745.1 million, US$714.8 million and US$712.4 million, respectively, which were based on the actual cost incurred from providing the services and the operations of Weimeng and eliminated on consolidation level.

Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to Weibo Technology’s contractual arrangements with Weimeng and Weimeng’s shareholders described above.

1. Operations (Continued)

Consolidation (Continued)

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third-party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

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

The Company believes that the contractual arrangements among the WFOE, VIEs and VIEs’ shareholders are not in conflict with the current PRC laws and regulations. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

2. Significant Accounting Policies

Basis of presentation

The preparation of the Group’s consolidated financial statements is in conformity with U.S. GAAP. The consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIEs, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. Significant accounting estimates include, but are not limited to goodwill impairment and allowance for credit losses for loans to and interest receivable from a related party. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

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

Revenue disaggregated by revenue source for the years ended December 31, 2022, 2023 and 2024 consists of the following:

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Advertising and marketing revenues
Revenues from advertisers signing contracts with the Group directly	$356,503	$437,276	$487,306
Revenues from advertising agencies	1,240,147	1,096,738	1,011,387
	1,596,650	1,534,014	1,498,693
Value-added services revenues	239,682	225,822	255,984
Total revenues	$1,836,332	$1,759,836	$1,754,677

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. Deferred revenues related to unsatisfied performance obligations at the end of the period are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as membership, and virtual currency or in-game virtual items sold for game related services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period was US$56.1 million, US$49.9 million and US$50.9 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combinations of services to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition. Contracts with customers of online advertising may require cooperation from third parties. The Group pays a predetermined portion of revenues earned from advertising contracts to the third parties such as key opinion leaders who participate in advertising and promotion activities by monetizing their social assets. The Group has determined that it is the principal in these transactions, as it has primary responsibility for fulfilling all the obligations related to advertising contracts. The Group has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Group records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

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

Game-related services. Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Group’s platform, including items, avatars, skills, privileges or other in game consumables, features or functionality, within the games. The Group’s performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. Each virtual item is considered as a distinctive performance obligation. The satisfaction of the Group’s performance obligation is dependent on the nature of the virtual item purchased and as a result, the Group categorizes most of its virtual items as consumable. Consumable virtual items represent items that can be consumed by a specific user action (e.g. a one-time gift to other players). Common characteristics of consumable virtual items may include items that do not provide the user any continuing benefit following consumption. For the sale of consumable virtual items, the Group recognizes revenue as the items are consumed. The Group collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. For games co-operated with third-party developers, revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Group is not acting as the principal in fulfilling all obligations. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

2. Significant Accounting Policies (Continued)

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, revenue-share cost, advertisement production cost, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group is subject to 3% cultural business construction fees for its advertising and marketing revenues, which is included in cost of revenues. Starting from January 1, 2022, the 3% cultural business construction fees was reduced to 1.5%, valid until December 31, 2027.

Sales and marketing expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, the advertising and promotional expenses were US$310.4 million, US$302.3 million and US$319.8 million, respectively.

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

Short-term investments

Short-term investments represent bank time deposits whose original maturities are of greater than three months but less than one year and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and re-measured these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income (loss) as interest income.

Credit losses

Pursuant to ASC 326, the Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of comprehensive income (loss).

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

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income (loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

2. Significant Accounting Policies (Continued)

Long-term investments (Continued)

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performances and business prospects of investees; b) adverse changes in the general market condition affecting investees; c) adverse changes in regulatory, economic or technological environment of the investees and d) adverse changes in cash flow forecasts of investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820-Fair Value Measurement. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, which are related to selection of comparable companies, valuation multiples, revenue growth rate of investees, scenario probability estimates and lack of marketability discounts.

Business combination

Business combinations are recorded at the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss).

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

2. Significant Accounting Policies (Continued)

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Office building (SINA Plaza) is amortized over 45 years and office building related facilities are amortized over 20 years. Depreciation expenses were US$33.2 million, US$39.2 million and US$36.8 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums, if any, issuance costs and other incidental fees, all of which are recorded as a direct deduction of the proceeds received from issuing the unsecured senior notes and the related accretion is recorded as interest expense in the consolidated statement of comprehensive income (loss) over the estimated term using the effective interest method.

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

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net income/loss attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s consolidated statements of comprehensive income (loss). Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated financial statements to distinguish the interests from that of the Company.

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

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024 were a loss of US$261.7 million, US$114.7 million and US$99.3 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded for the years ended December 31, 2022, 2023 and 2024 were a loss of US$67.0 million, US$9.1 million and US$8.3 million, respectively.

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

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business lines globally—advertising and marketing services and value-added services. Information regarding the business lines provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its business lines, as its CODM does not use such information to allocate resources or evaluate the performance of the business lines. Hence, the Group has only one operating segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical information is presented.

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

As of December 31, 2023 and 2024, the Group had US$2.6 billion and US$1.6 billion, respectively, in cash and cash equivalents and short-term investments, such as bank time deposits, with large domestic banks in China. The terms of these deposits are, in general, up to twelve months. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws. The Group’s total cash and cash equivalents and short-term investments held at two financial institutions in mainland China, representing 29% and 25% of the Group’s total cash and cash equivalents and short-term investments as of December 31, 2024.

No customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 42%, 37% and 35% of the Group’s revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consist of amounts due from advertising agencies and direct customers. Alibaba accounted for 14% and 13% of the Group’s net accounts receivable as of December 31, 2023 and 2024, respectively. Another customer accounted for 8% and 11% of the Group’s net accounts receivable as of December 31, 2023, and 2024, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2023 and 2024, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was US$1,878.9 million and US$1,487.6 million, accounting for 58% and 63% of the Group’s total cash, cash equivalents and short-term investments balance at the respective dates. As of December 31, 2023 and 2024, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was US$440.8 million and US$336.8 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2023 and 2024, the Group’s current liabilities balance denominated in RMB was US$964.7 million and US$947.7 million, accounting for 54% and 98% of its total current liabilities balance. The increase in proportion of total current liabilities in RMB as of December 31, 2024 was mainly due to the maturity of US$800 million unsecured senior note in 2024, which is denominated in US dollar. The Group may experience economic losses and negative impacts on earnings and equity, as well as translation risk, because of exchange rate fluctuations of the RMB against the U.S. dollars. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the necessary administrative procedures on a timely basis to remit its RMB out of the PRC and convert it into foreign currency.

2. Significant Accounting Policies (Continued)

Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis with early adoption is permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220) - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption is permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2023	2024

	(In US$ thousands)
Cash and cash equivalents:	$2,584,635	$1,890,632
Short-term investments:
Bank time deposits	616,500	389,905
Wealth management products	24,535	69,947
Subtotal	641,035	459,852
Total cash, cash equivalents and short-term investments	$3,225,670	$2,350,484

The carrying amounts of cash, cash equivalents and short-term investments approximate the fair value.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Equity Securities		Equity Securities With
	Without Readily		Readily Determinable
	Determinable Fair Values	Equity Method	Fair Values	Total

	(In US$ thousands)
Balance at December 31, 2021	$268,716	$502,783	$436,152	$1,207,651
Investments made/transfers from prepayments	36,423	114,909	—	151,332
Loss from equity method investments, net	—	(24,069)	—	(24,069)
Dividend declared from equity method investments	—	(5,772)	—	(5,772)
Disposal of investments	(29,974)	(6,293)	—	(36,267)
Impairment on investments	(63,515)	—	—	(63,515)
Fair value change through earnings	—	—	(196,602)	(196,602)
Currency translation adjustment	(15,071)	(24,057)	—	(39,128)
Balance at December 31, 2022	196,579	557,501	239,550	993,630
Investments made/transfers from prepayments/other non-current assets	70,864	303,845	—	374,709
Income from equity method investments, net	—	13,392	—	13,392
Dividend declared from equity method investments	—	(4,683)	—	(4,683)
Disposal of investments	(3,463)	(14,250)	—	(17,713)
Changes from measurement alternative to consolidation (Note 6)	(43,988)	—	—	(43,988)
Reclassification of equity investment with readily determinable fair value to equity-method investment	—	153,407	(153,407)	—
Impairment on investments	(25,706)	—	—	(25,706)
Fair value change through earnings	10,877	—	32,125	43,002
Currency translation adjustment	(3,873)	(8,384)	—	(12,257)
Balance at December 31, 2023	201,290	1,000,828	118,268	1,320,386
Investments made/transfers from prepayments/other non-current assets	136,985	25,838	—	162,823
Loss from equity method investments, net	—	(12,170)	—	(12,170)
Dividend declared from equity method investments	—	(10,269)	—	(10,269)
Disposal of investments	(2,228)	(21,811)	—	(24,039)
Impairment on investments	(38,689)	—	—	(38,689)
Fair value change through earnings	—	—	18,564	18,564
Currency translation adjustment	(1,383)	(26,024)	—	(27,407)
Balance at December 31, 2024	$295,975	$956,392	$136,832	$1,389,199

4. Long-term Investments (Continued)

For the years ended December 31, 2022, 2023 and 2024, the Group invested in private companies totaling US$36.4 million, US$70.9 million and US$137.0 million, respectively, which were accounted for under investments without readily determinable fair values. These investments were primarily to further expand and strengthen the Group’s ecosystem and mainly included a follow - on investment of US$40.0 million in a company providing online brokerage services during 2023 and a US$127.0 million investment in a media company focusing on providing financial information in 2024. The Group also invested US$114.9 million,US$303.8 million and US$25.8 million in companies, which were accounted for under equity method, for the years ended December 31, 2022, 2023 and 2024, respectively. These investments mainly included several investment funds in 2022 and 2024, and US$230.8 million investment in INMYSHOW Digital Technology (Group) Co., Ltd. (“INMYSHOW”, a Shanghai Stock Exchange listed company, providing social and new media marketing services) in 2023, respectively. In March 2023, the Group purchased all equity interests in ShowWorld HongKong Limited, a shareholder of INMYSHOW. As the shares of INMYSHOW was the only asset held by ShowWorld HongKong Limited, the transaction was considered an asset acquisition. Furthermore, as the Group and ShowWorld HongKong Limited are under the common control of SINA, the transaction was considered an asset acquisition under common control. According to ASC 805-50, for a transfer of assets between entities under common control, the acquirer entity shall initially measure the assets and liabilities transferred at their carrying values in the accounts of the transferring entity. Therefore, the newly acquired shares of INMYSHOW was recorded in the Group’s consolidated balance sheets using their carrying value at SINA’s, and the difference between the consideration paid by the Group and the carrying value of US$230.8 million of the assets was recognized in additional paid-in capital as a distribution on the acquisition date. Immediately following this transaction and together with the Group’s existing shareholding in INMYSHOW, the Group held in the aggregate approximately 26.57% of the total issued shares of INMYSHOW. Consequently, the Group reclassified its investment in INMYSHOW from equity securities with readily determinable fair values to equity method.

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

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of December 31, 2023 and 2024, respectively, including cumulative upward and downward adjustments made to the initial cost basis of the securities.

Cumulative Results
(In US$ thousands)
Initial cost basis	$689,724
Upward adjustments	92,736
Downward adjustments	(579,719)
Foreign currency translation	(1,451)
Total carrying value at December 31, 2023	$201,290

Initial cost basis	$824,481
Upward adjustments	92,736
Downward adjustments	(618,408)
Foreign currency translation	(2,834)
Total carrying value at December 31, 2024	$295,975

4. Long-term Investments (Continued)

The Group assessed or engaged third-party valuation firms to help the management assess the fair value of certain investments, using Level 3 of fair value measurement and concluded that impairment was warranted for those investments at the year-end. Thus, the Group recognized US$25.7 million and US$38.7 million impairment charges to investments without readily determinable fair value for the years ended December 31, 2023 and 2024, respectively. The impairment charges mainly included a US$15.9 million write-off on an online education company in 2023 and a US$30.0 million impairment on a US-based company manufacturing hydrogen-powered autonomous trucks in 2024 due to their negative financial performance with no obvious upturn or potential financing solutions in the foreseeable future or adverse changes in their regulatory environment.

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classified the valuation techniques that use these inputs as Level 1 of fair value measurements. The Group recorded a fair value change gain of US$9.1 million in 2023 for INMYSHOW before the Group reclassified its investment in INMYSHOW from equity securities with readily determinable fair values to equity method in March 2023. One of the Group’s investees, Didi Global Inc. (“Didi”), a company operating a mobility technology platform, has officially delisted from NYSE in June 2022 and trade under the “DIDIY” ticker on the OTC exchange. The Group records the investment in Didi under equity securities with readily determinable fair values and recognized a fair value change gain of US$23.1 million and US$18.6 million in 2023 and 2024, respectively.

The following table shows the carrying amount and fair value of the marketable securities:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

	(In US$ thousands)
Didi	$142,000	$—	$(23,732)	$118,268
December 31, 2023	$142,000	$—	$(23,732)	$118,268

Didi	$142,000	$—	$(5,168)	$136,832
December 31, 2024	$142,000	$—	$(5,168)	$136,832

4. Long-term Investments (Continued)

For the year ended December 31, 2024, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The condensed financial information of the Group’s equity method investments is summarized as a group as follow:

	Year ended December 31,
	2022	2023	2024*

	(In US$ thousands)
Operating data:
Revenue	$158,110	$850,102	$602,162
Gross profit	$129,393	$298,736	$214,596
Income (loss) from operations	$(195,636)	$12,153	$(32,243)
Net income (loss)	$(200,042)	$8,188	$(69,772)
Net income (loss) attributable to the investees’ shareholders	$(200,042)	$9,856	$(66,188)

	As of December 31,
	2023	2024*

	(In US$ thousands)
Balance sheet data:
Current assets	$1,803,408	$1,844,105
Non-current assets	$2,568,567	$2,770,050
Current liabilities	$1,199,969	$1,313,161
Long-term liabilities	$16,879	$6,132
Non-controlling interests	$(4,849)	$(3,641)

The condensed financial information of the equity method investee with income statement data for the nine-month period ended September 30, 2024 and balance sheet data as of September 30, 2024 is summarized as follow:

Nine months ended
September 30, 2024
(In US$thousands)
Operating data:
Revenue	$424,349
Gross profit	$72,654
Income from operations	$10,236
Net income	$8,437
Net income attributable to the investee’s shareholders	$9,115

As of September 30, 2024
(In US$thousands)

Balance sheet data:
Current assets	$643,397
Non-current assets	$110,370
Current liabilities	$220,973
Long-term liabilities	$5,881
Non-controlling interests	$(3,641)
*

For one of the equity method investees, income statement data for the nine-month period ended September 30, 2024 and balance sheet data as of September 30, 2024 are included as it is impracticable for the Group to obtain the investee’s financial information beyond September 30, 2024 as of the date of this report.

4. Long-term Investments (Continued)

The Group recorded investment-related impairment and provision of US$71.1 million, US$23.6 million and US$93.4 million for the years ended December 31, 2022, 2023 and 2024, respectively, due to various adverse factors affecting the performance of the investees that arose in the respective periods. The impairment charges in 2022 primarily resulted from a US$15.4 million write-off in a community software and a US$14.2 million impairment charge to a company running a business social platform. The impairment charges recorded in 2023 mainly included a US$15.9 million write-off on an online education company. The impairment charges recorded in 2024 included a US$30.0 million impairment on a US-based company manufacturing hydrogen-powered autonomous trucks due to adverse changes in its regulatory environments, and a US$49.0 million impairment reflecting increased valuation uncertainty that arose in 2024 associated with the extended transaction timeline of a commercial property investment.

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

The components of lease cost for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Operating lease cost	$13,949	$15,824	$15,348
Short-term lease cost	2,631	3,675	3,105
Variable lease cost	5,348	—	—
Total lease cost	$21,928	$19,499	$18,453

5. Leases (Continued)

Other information related to leases was as follows:

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Supplemental Cash Flows Information:
Cash paid for operating leases	$(12,877)	$(12,246)	$(11,936)
Operating lease assets obtained in exchange for operating lease liabilities	$19,728	$1,378	$10,756

Maturities of lease liabilities under operating leases as of December 31, 2024 were as follows:

Year Ended December 31,	(In US$ thousands)
2025	$13,068
2026	11,823
2027	3,488
2028	2,377
2029	2,378
Thereafter	22,521
Total future payments for recognized leasing assets	55,655
Less: leases not yet commenced	—
Less: imputed interest	10,913
Total lease liabilities	$44,742

As of December 31, 2024, operating leases recognized in lease liabilities have average remaining lease terms of 10.7 years and weighted-average discount rate of 5%.

6. Goodwill, Intangible Assets and Acquisitions

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

6. Goodwill, Intangible Assets and Acquisitions (Continued)

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

The acquisition completed in 2023 individually contributed immaterial amounts to revenues and net income for 2023. Since it did not have a material impact on the Group’s consolidated financial statements, pro forma disclosures have not been presented. Apart from what have been disclosed above, there was no other acquisitions during the years ended December 31, 2022, 2023 and 2024, respectively.

The following sets forth the changes in the Group’s goodwill by reporting units:

	Advertising &	Value-added
	Marketing	services	Total

	(In US$ thousands)
Balance as of December 31, 2021	$83,746	$46,659	$130,405
Currency translation adjustment	(6,585)	(3,669)	(10,254)
Balance as of December 31, 2022	77,161	42,990	120,151
Acquisition of Yunrui	—	48,669	48,669
Currency translation adjustment	(2,331)	(53)	(2,384)
Balance as of December 31, 2023	74,830	91,606	166,436
Currency translation adjustment	(1,894)	(2,319)	(4,213)
Balance as of December 31, 2024	$72,936	$89,287	$162,223

6. Goodwill, Intangible Assets and Acquisitions (Continued)

The Group performs at least annually a qualitative analysis on the goodwill arising from acquisitions taking into consideration the events and circumstances, including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. For the year ended December 31, 2022, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded. During the years ended December 31, 2023 and 2024, a sustained relatively low share price was noted by the Group and deemed as an impairment indicator of the goodwill. The Group performed quantitative analysis as of December 31, 2023 and 2024, respectively. A third-party valuation firm was engaged to help the management determine the fair value of the two reporting units by applying income approach. Significant assumptions in estimating the fair value of reporting units included revenue growth rates and discount rates. In order to assess the impact of changes in certain significant assumptions, which could materially affect the determination of the fair value of each reporting unit, the Group also performed a sensitivity analysis by decreasing the revenue growth rates and increasing the discount rates. The analysis still resulted in the fair value of each reporting unit exceeding the carrying value by a sufficient amount. The Group further reconciled its estimated fair value of reporting units to its market capitalization and considered that the two reporting units’ carrying value would still be lower after a reasonable control premium is applied to the market capitalization. Therefore, the Group concluded that there was no impairment of goodwill as of December 31, 2023 and 2024, respectively.

For the year ended December 31, 2022, the Group recognized an impairment charge of US$10.2 million for the intangible assets arising from certain acquisitions due to no more sustainable future revenues expected for the certain business.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2023			As of December 31, 2024
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In US$ thousands)			(In US$ thousands)
Game related	$136,155	$(43,406)	$92,749	$132,762	$(56,156)	$76,606
Technology	10,596	(2,831)	7,765	10,327	(3,569)	6,758
Trademark and domain name	25,436	(5,765)	19,671	24,738	(8,063)	16,675
Others	23,898	(9,954)	13,944	23,293	(13,551)	9,742
Total	$196,085	$(61,956)	$134,129	$191,120	$(81,339)	$109,781

The amortization expense for the years ended December 31, 2022, 2023 and 2024 was US$21.5 million, US$19.3 million and US$21.3 million, respectively. As of December 31, 2024, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In US$ thousands)
2025	$17,520
2026	17,483
2027	17,209
2028	16,887
2029	16,314
Thereafter	24,163
Total expected amortization expense *	$109,576
*	The table above excludes US$0.2 million of indefinite-lived intangible assets which was included in the category of others.

7. Stock-Based Compensation

In March 2023, the Company adopted the 2023 Share Incentive Plan (the “2023 Plan”), which included the sum of 10,000,000 shares and all ordinary shares reserved but unissued as of February 28, 2023 under previous share incentive plan. Each share in the 2023 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talents. Stock-based compensation related to the grants is amortized generally over four years on a straight-line basis (generally one year for performance-based restricted shares).

7. Stock-Based Compensation (Continued)

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2022*	2023*	2024*

	(In US$ thousands)
Cost of revenues	$9,417	$8,933	$5,954
Sales and marketing	18,910	16,528	13,041
Product development	55,294	51,441	33,403
General and administrative	28,092	24,229	17,316
	$111,713	$101,131	$69,714
*	Excluded non-cash stock-based compensation of US$9.3 million, US$8.1 million and US$6.8 million to SINA employees charged through Amount due from SINA in 2022, 2023 and 2024, respectively.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2021	7,435
Addition	—
Granted*	(4,642)
Cancelled/expired/forfeited	770
December 31, 2022	3,563
Addition	10,000
Granted*	(3,971)
Cancelled/expired/forfeited	351
December 31, 2023	9,943
Addition	—
Granted*	(157)
Cancelled/expired/forfeited	1,882
December 31, 2024	11,668

*For the years ended December 31, 2022, 2023 and 2024, 1.8 million, 1.8 million and 0.1 million restricted share units were granted, respectively. Options of 2.8 million, 2.2 million and 0.1 million were granted during 2022, 2023 and 2024, respectively.

7. Stock-Based Compensation (Continued)

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)	(In US$)	(In years)	(In US$ thousands)
December 31, 2021	387	$32.68	5.6	$—
Granted	2,750	$21.15
Exercised	—	$—
Cancelled/expired/forfeited	(118)	$24.12
December 31, 2022	3,019	$22.51	6.0	$—
Granted	2,187	$3.87
Exercised	—	$—
Cancelled/expired/forfeited	(98)	$22.07
December 31, 2023	5,108	$14.54	5.7	$15,390
Granted	88	$2.38
Exercised	(122)	$3.87
Cancelled/expired/forfeited	(144)	$13.81
December 31, 2024	4,930	$14.61	4.7	$11,887

Vested and expected to vest as of December 31, 2023	4,686	$14.68	5.7	$13,905
Exercisable as of December 31, 2023	1,226	$23.44	4.9	$—

Vested and expected to vest as of December 31, 2024	4,673	$14.80	4.7	$11,031
Exercisable as of December 31, 2024	2,319	$19.69	4.2	$2,309

7. Stock-Based Compensation (Continued)

Stock Options (Continued)

The total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 was nil, nil and US$0.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2023 and 2024 was US$10.95 and US$9.55, respectively. Cash received from the exercise of stock options during the years ended December 31, 2022, 2023 and 2024 was nil, nil and US$0.4 million, respectively. As of December 31, 2023 and 2024, unrecognized compensation cost (adjusted for estimated forfeitures), related to non-vested stock options granted to the Company’s employees and directors was US$30.5 million and US$19.4 million, respectively. As of December 31, 2024, total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.1 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options outstanding is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)	(In US$)	(In thousands)	(In US$)	(In years)
As of December 31, 2023
US$ 32.68	328	$32.68	243	$32.68	3.6
US$ 21.15	2,606	$21.15	983	$21.15	5.2
US$ 3.87	2,174	$3.87	—	$—	6.5
	5,108	$14.54	1,226	$23.44	5.7
As of December 31, 2024
US$ 32.68	316	$32.68	316	$32.68	2.6
US$ 21.15	2,545	$21.15	1,597	$21.15	4.2
US$ 0.01-US$ 3.87	2,069	$3.81	406	$3.87	5.6
	4,930	$14.61	2,319	$19.69	4.7

The fair value of the options granted during the years ended December 31, 2022, 2023 and 2024 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

	For the years ended December 31,
	2022	2023	2024
Fair value of ordinary shares (US$)	21.15	11.51-13.1	7.03
Expected volatility range	53%	54.77%-55.77%	55.25%
Risk-free interest rate (per annum)	2.17%	4.42%-4.82%	3.90%
Expected dividend yield	—	—	—
Expected term (in years)	4.66	4.66	4.66

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

7. Stock-Based Compensation (Continued)

Restricted Share Units

Summary of Performance-Based Restricted Share Units without Market Condition

The following table sets forth a summary of performance-based restricted share unit activities without market condition:

Weighted-Average
Grant Date
	Shares Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2021	11	$54.17
Awarded	—	$—
Vested	(9)	$54.17
Cancelled	(2)	$54.17
December 31, 2022	—	$—
Awarded	—	$—
Vested	—	$—
Cancelled	—	$—
December 31, 2023	—	$—
Awarded	—	$—
Vested	—	$—
Cancelled	—	$—
December 31, 2024	—	$—

As of December 31, 2023 and 2024, there was no unrecognized compensation cost (adjusted for estimated forfeitures), related to performance-based restricted share units without market condition granted to the Company’s employees, respectively.

Summary of Performance-Based Restricted Share Units with Market Condition

The following table sets forth a summary of performance-based restricted share unit activities with market condition:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2021	—	$—
Awarded	1,640	$8.43
Vested	—	$—
Cancelled	—	$—
December 31, 2022	1,640	$8.43
Awarded	1,640	$9.66
Vested	—	$—
Cancelled	—	$—
December 31, 2023	3,280	$9.04
Awarded	—	$—
Vested	—	$—
Cancelled	(1,640)	$8.43
December 31, 2024	1,640	$9.66

As of December 31,2023 and 2024, unrecognized compensation cost (adjusted for estimated forfeitures) was US$1.7 million and nil, which was related to non-vested performance-based restricted share units with market condition granted to the Company’s management. No share was vested during the year ended December 31, 2022, 2023 and 2024, respectively.

7. Stock-Based Compensation (Continued)

Restricted Share Units (Continued)

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2021	7,839	$45.37
Awarded	252	$20.59
Vested	(2,330)	$47.09
Cancelled	(651)	$42.69
December 31, 2022	5,110	$43.71
Awarded	144	$17.27
Vested	(2,191)	$43.04
Cancelled	(253)	$38.66
December 31, 2023	2,810	$43.37
Awarded	69	$8.06
Vested	(1,539)	$42.96
Cancelled	(98)	$42.21
December 31, 2024	1,242	$41.99

As of December 31, 2023 and 2024, unrecognized compensation cost (adjusted for estimated forfeitures) was US$84.0 million and US$29.6 million, respectively, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. As of December 31,2023 and 2024, this cost is expected to be recognized over a weighted-average period of 1.7 years and 0.9 years, respectively. The total fair value based on the grant date of the restricted share units vested was US$109.7 million, US$94.3 million and US$66.1 million for the years ended December 31, 2022, 2023 and 2024, respectively.

8. Other Balance Sheets Components

	As of December 31,
	2023	2024

	(In US$ thousands)
Accounts receivable, net:
Due from third parties	$396,043	$277,370
Due from Alibaba	61,094	43,495
Due from other related parties	38,188	39,589
Total gross amount	495,325	360,454
Allowance for credit losses:
Balance at the beginning of the year	(38,180)	(54,557)
Additional provision charged to expenses, net	(19,208)	(6,462)
Write-off	1,435	39,512
Currency translation adjustment	1,396	807
Balance at the end of the year	(54,557)	(20,700)
	$440,768	$339,754

Prepaid expenses and other current assets:
Rental and other deposits	$1,606	$1,604
Deductible value-added taxes	4,860	8,575
Investment prepayment	29,055	37,269
Loans to and interest receivable from other related parties(1) (Note 10)	100,000	88,500
Loans to and interest receivable from third parties(1)	137,042	127,983
Advertising prepayment	8,563	5,266
Prepayment to outsourced service providers	3,380	3,294
Amounts deposited by users(2)	50,194	49,459
Content fees	15,796	18,070
Others	9,385	8,754
	$359,881	$348,774

Property and equipment, net:
Office building	$190,295	$185,478
Office building related facilities	3,199	3,118
Computers and equipment	213,637	221,600
Leasehold improvements	13,178	12,896
Furniture and fixtures	7,950	7,701
Others	18,644	18,737
Property and equipment, gross	446,903	449,530
Accumulated depreciation	(226,240)	(234,496)
	$220,663	$215,034
Other non-current assets
Investment-related deposits(3)	$325,895	$124,713
Loans to and interest receivable from other related parties(1) (Note 10)	349,716	358,485
Deferred tax assets	43,262	39,967
Long-term wealth management products(4)	—	397,222
Others	36,889	61,377
	$755,762	$981,764
Accrued and other liabilities(5):
Payroll and welfare	$161,579	$164,368
Marketing expenses	62,267	53,194
Sales rebates	244,868	256,220
Professional fees	8,083	5,149
VAT and other tax payable	56,548	62,104
Amounts due to users(2)	50,194	49,459
Unpaid consideration for acquisitions	5,674	—
Unpaid consideration for investment	2,186	898
Proceeds received in advance from disposal of investment	—	1,096
Interest payable for convertible senior notes, unsecured senior notes and long-term loans	28,812	14,123
Others	36,234	33,596
	$656,445	$640,207
(1)	Loans to and interest receivable from related parties and third parties incurred for the years ended December 31, 2023 and 2024 were non-trade in nature.
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

(3)

Investment-related deposits primarily included deposit made for equity interest in a holding company over a commercial property amounted to US$154.0 million and US$87.6 million as of December 31, 2023 and 2024, respectively.

(4)	Includes long-term wealth management products recorded at fair value (Note 14) or amortized cost according to the respective contracts.
(5)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands, except percentage)
Loss from non-China operations	$(422,860)	$(145,244)	$(148,862)
Income from China operations	550,946	648,026	569,517
Total income before income tax expenses	$128,086	$502,782	$420,655
Income tax expense (benefits) applicable to non-China operations	$(14,176)	$45,441	$22,671
Income tax expense applicable to China operations	44,453	99,846	87,879
Total income tax expenses	$30,277	$145,287	$110,550
Effective tax rate for China operations	8.1%	15.4%	15.4%
Effective tax rate for the Group	23.6%	28.9%	26.3%

The Group generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. The Group’s loss from non-China operations primarily included stock-based compensation, fair value changes through earnings on investments, investment-related impairment and provision and interest expenses recorded by the Group’s non-China entities. The substantial majority of these items were recognized by the Group’s non-China entities in the Cayman Islands. The Group’s non-China operations have reversed US$14.2 million deferred tax charges which were previously recognized from fair value change of investments in 2022. For 2023 and 2024, they mainly recognized US$43.7 million and US$22.1 million withholding tax in connection with the earnings of the WFOE, which have been and are expected to be remitted to Weibo HK to fund the demand for U.S. dollars in business operations, payments of dividends and debts, and potential investments, etc.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Hong Kong does not impose a withholding tax on dividends. As of December 31, 2023 and 2024, Weibo HK had a net operating loss of US$2.4 million and nil, respectively. Weibo HK utilized the US$2.4 million net operating loss in 2024.

9. Income Taxes (Continued)

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprise”, “key software enterprise” (“KSE”) and/or “high and new technology enterprise” (“HNTE”). Weibo Technology, the Group’s WFOE, was granted the HNTE status for the fiscal years from 2020 to 2024, which entitled the qualified entity a preferential tax rate of 15% in 2022, 2023 and 2024. Its qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for Weibo Technology to continue enjoying the preferential tax treatment. In addition, a few of the Group’s other PRC entities are also qualified as an HNTE, and currently enjoy the respective preferential tax treatments.

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

The operations of the Group’s WFOE in China are invested and held by Weibo HK. If the Company is regarded as a PRC non-resident enterprise and Weibo HK is regarded as a PRC resident enterprise, Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. Under such circumstances, if Weibo HK is deemed to be a “PRC resident enterprise”, the dividends distributed from Weibo Technology to Weibo HK is not subject to dividend withholding tax. Also, Weibo HK would be subject to PRC enterprise income tax on at a rate of 25%. If the Company and Weibo HK is regarded as a PRC non-resident enterprise and subject to specific conditions, Weibo Technology may be allowed to pay a 5% withholding tax for any dividends payable to Weibo HK. For the years ended December 31, 2023 and 2024, Weibo HK accrued withholding tax of US$43.7 million and US$22.1 million on retained earnings generated by Weibo Technology in certain years prior to 2023 and 2023, as well as in 2024, respectively, as Weibo Technology’s earnings have been and are expected to be remitted to Weibo HK to fund its demand on US dollars in business operations, payments of dividends and debts, potential investments, etc. Weibo HK received cash dividend of US$406.1 million and US$401.6 million from Weibo Technology, including withholding tax of US$20.5 million and US$20.1 million in connection with the dividend paid directly to the tax authority for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2023 and December 31, 2024, the Group had a total undistributed PRC earnings of RMB19.9 billion and RMB20.3 billion, respectively, which are expected to be indefinitely reinvested in the Group’s business for the foreseeable future.

9. Income Taxes (Continued)

Composition of income tax expense

The following table sets forth current and deferred portion of income tax expense of the Group:

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Current income tax expense	$55,098	$121,249	$92,823
Deferred tax expense (benefit)	(24,821)	24,038	17,727
Income tax expense	$30,277	$145,287	$110,550

Reconciliation of the PRC statutory tax rate to the effective tax rate for the Group

The following table sets forth reconciliation between the PRC statutory EIT rate of 25% and the effective tax rate for the Group:

	Year Ended December 31,
	2022	2023	2024
PRC Statutory EIT rate(1)	25.0%	25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(29.7)%	(9.5)%	(11.0)%
Research and development super-deduction	(21.1)%	(4.4)%	(5.3)%
Non-deductible expenses and non-taxable income and others (2)	(30.1)%	(3.5)%	(1.0)%
Change in valuation allowance	8.2%	5.0%	4.4%
Effect of PRC withholding tax	—	8.7%	5.2%
Tax rate difference from statutory rate in other jurisdictions	71.3%	7.6%	9.0%
Effective tax rate for the Group	23.6%	28.9%	26.3%
(1)	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.
(2)	The item included the impact of uncertain tax positions recognized in 2021 and the reversal of uncertain tax positions in 2022.

The provision for income taxes for China operations for the years ended December 31, 2022, 2023 and 2024 differs from the amounts computed by applying the statutory EIT rate primarily due to the preferential tax treatments described above enjoyed by the WFOE, Weibo Technology, during the periods presented. Weibo Technology enjoyed a tax reduction of US$26.9 million, US$42.2 million and US$38.0 million for the HNTE status in 2022, 2023 and 2024, respectively. Furthermore, the WFOE and other qualified entities in the Group recognized tax benefits of research and development super-deduction of US$26.9 million, US$22.2 million and US$22.3 million in 2022, 2023 and 2024, respectively. If the Group assessed that the benefits were more-likely-than-not to be sustained in the corresponding year, it would accordingly recognize the tax benefits. The aggregate preferential tax treatments benefited by the Group during the three-year period ended December 31, 2024 amounting to US$37.9 million, US$48.0 million and US$46.3 million, resulted in an effect of US$0.16, US$0.20 and US$0.20 on basic net income per share in 2022, 2023 and 2024, respectively.

9. Income Taxes (Continued)

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2023	2024

	(In US$ thousands)
Deferred tax assets:
Net operating loss carry forwards	$49,802	$53,713
Investment-related impairment	50,441	55,730
Depreciation, accounts receivable, accrued and other liabilities	72,207	78,202
Valuation allowance	(129,188)	(147,678)
Net deferred tax assets	$43,262	$39,967

Deferred tax liabilities:
Acquired intangible assets	$28,528	$21,283
Depreciation	1,769	1,541
Unrealized investment-related gain	12,282	12,171
Withholding tax	23,365	25,422
Others	207	635
Total deferred tax liabilities	$66,151	$61,052

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2023 and 2024 was US$129.2 million and US$147.7 million, respectively. The valuation allowance primarily relates to credit loss and investment impairment charges, as well as net operating loss carry forwards for the accumulated losses incurred by certain subsidiaries in the Group. Historically, deferred tax assets were valued using the tax rate applicable to each entity for China operations. Net operating loss carry forwards for China operations as of December 31, 2024 will expire, if unused, in the years ending December 31, 2025 through December 31, 2029.

Uncertain tax position

Except for the lag recognition of preferential tax treatment of stock based related deduction, the Group did not record any liability or decrease in deferred tax asset related to uncertain tax positions as of December 31, 2023 and 2024, and thus, no interest and penalties related to uncertain tax positions were recorded.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2020 through 2024 remain subject to the review by the relevant PRC tax authorities.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

During the years ended December 31, 2022, 2023 and 2024, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of US$1,261.9 million, US$1,105.7 million and US$966.6 million from the Group and repaid US$1,249.5 million, US$1,071.1 million and US$970.9 million to the Group during the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the loans to and interest receivable from SINA were US$445.2 million and US$417.7 million, respectively.

The following sets forth significant related party transactions with the Group:

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Transactions with SINA
Revenue billed through SINA	$44,962	$41,557	$26,758
Revenue from services provided to SINA	31,984	25,253	19,872
Total	$76,946	$66,810	$46,630

Costs and expenses allocated from SINA(1)	$47,178	$36,483	$33,157
Interest income on loans to SINA	$14,770	$14,913	$13,070

Transactions with Alibaba
Advertising and marketing revenues from Alibaba – as an advertiser	$106,974	$111,608	$116,785
Advertising and marketing revenues from Alibaba – as an agent	$223	$—	$—
Services provided by Alibaba	$33,745	$23,366	$22,521
(1)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA or SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed US$37.7 million,US $24.9 million and US$38.5 million for other costs and expenses incurred by Weibo but paid by SINA for the years ended December 31, 2022, 2023 and 2024, respectively. During the years ended December 31, 2022, 2023 and 2024, Weibo allocated US$0.6 million, US$9.9 million and US$8.6 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments, respectively.

The following table sets forth the details of the revenues from SINA by advertising and marketing revenues and value-added services revenues for the periods specified.

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands)
Transactions with SINA
Advertising and marketing revenues	$56,206	$45,319	$25,022
Value-added services revenues	20,740	21,491	21,608
Total	$76,946	$66,810	$46,630

10. Related Party Transactions (Continued)

The following sets forth related party outstanding balance:

	As of December 31,
	2023	2024

	(In US$ thousands)
Amount due from SINA(2)	$486,397	$452,769
Accounts receivable due from Alibaba	$61,094	$43,495

Loans to and interest receivable from other related parties(3) (4)
-Company A (an investee providing online brokerage services)	$100,000	$88,500
Subtotal (included in prepaid expenses and other current assets)	100,000	88,500
-Company B (an investee in real estate business)	349,716	358,485
Subtotal (included in other non-current assets)	349,716	358,485
Total	$449,716	$446,985
(2)	The Group uses amount due from/to SINA to settle balances arising from costs and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2023 and 2024, the amount due from SINA also included loans to and interest receivable from SINA of US$445.2 million and US$417.7 million at an annual interest rate ranging from 1% to 4% of maturity within one year, respectively, which are non-trade in nature.
(3)	The annual interest rates of the loans were ranging from 5.0% to 6.6% as of December 31, 2024. These balances are non-trade in nature. The contractual terms of the loans were up to 5 years while subject to extension and the Group will determine the liquidity (current versus non-current) of the loans pursuant to the expected cash collection. In 2023 and 2024, several loans were extended and the Group accounted for such extension as loan modification.
(4)	The Group estimates the allowance for credit losses on loans and interest receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include the fair value of the assets held by the borrowers. For the years ended December 31, 2022, 2023 and 2024, the Group recognized US$7.6 million credit losses, a reversal of US$2.1 million credit losses and recognized US$1.5 million credit losses on loans to and interest receivable from other related parties based on the expected collection schedule of these loans, respectively.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business. For the years ended December 31, 2022, 2023 and 2024, the Group recognized US$40.5 million, US$32.7 million and US$41.8 million of advertising and marketing revenues, US$8.1 million, US$2.7 million and US$3.3 million of value-added services revenues, and US$32.3 million, US$33.9 million and US$32.8 million of costs and expenses from other related parties, respectively. As of December 31, 2023 and 2024, other related parties accounted for outstanding balances of net accounts receivable of US$38.2 million and US$39.6 million, accounts payable of US$36.8 million and US$25.0 million, and accrued and other liabilities of US$6.0 million and US$5.6 million, respectively.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2022, 2023 and 2024, the Group’s total contribution was US$91.2 million, US$79.5 million and US$80.4 million, respectively.

12. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2022, 2023 and 2024, options to purchase ordinary shares and RSUs of 1.2 million, 2.6 million and 2.2 million were recognized as dilutive factors and included in the calculation of diluted net income per share, respectively. For the years ended December 31, 2022, 2023 and 2024, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 6.5 million, 7.4 million and 10.9 million, respectively. For the years ended December 31, 2022, 2023 and 2024, 5.9 million, nil and nil shares convertible from the convertible senior notes were anti-dilutive and excluded from the calculation of diluted net income per share, respectively.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Year Ended December 31,
	2022	2023	2024

	(In US$ thousands, except share data and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo’s shareholders	$85,555	$342,598	$300,801
Denominator:
Weighted average ordinary shares outstanding	235,164	235,560	237,324
Basic net income per share attributable to Weibo’s shareholders	$0.36	$1.45	$1.27

Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo	$85,555	$342,598	$300,801
Add: Effect on interest expenses and amortized issuance cost of convertible senior notes	—	529	7,713
Net income attributable to Weibo’s shareholders for calculating diluted net income per share	85,555	343,127	308,514
Denominator:
Weighted average ordinary shares outstanding	235,164	235,560	237,324
Effects of dilutive securities
Stock options	—	14	218
Unvested restricted share units	1,243	2,625	1,965
Convertible senior notes	—	1,775	25,734
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	236,407	239,974	265,241
Diluted net income per share attributable to Weibo’s shareholders	$0.36	$1.43	$1.16

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

As of December 31, 2023 and 2024 the Group’s PRC subsidiaries accrued approximately US$130.4 million and US$139.0 million in the general reserve/statutory surplus funds, respectively.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. The amounts restricted for the Group amounted to US$575.5 million, or 16.1% of the Group’s total consolidated net assets as of December 31, 2024.

14. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2023 and 2024:

	Fair Value Measurements
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

	(In US$ thousands)
As of December 31, 2023:
Wealth management products, short term (1)	$24,535	$—	$24,535	$—
Equity securities with readily determinable market value (3)	118,268	118,268	—	—
Total	$142,803	$118,268	$24,535	$—

As of December 31, 2024:
Wealth management products, short term (1)	$69,947	$—	$69,947	$—
Wealth management products, long term (2)	194,746	—	194,746	—
Equity securities with readily determinable market value (3)	136,832	136,832	—	—
Total	$401,525	$136,832	$264,693	$—
(1)	Included in short-term investments on the Group’s consolidated balance sheets.
(2)	Included in other non-current assets on the Group’s consolidated balance sheets.
(3)	Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures short-term and long-term wealth management products, and equity securities with readily determinable fair values at fair value on a recurring basis. The fair values of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair values of the Group’s short-term and long-term wealth management products are determined based on the quoted market price for similar products (Level 2). The Group recorded US$32.1 million and US$18.6 million fair value change gain for equity securities with readily determinable fair values for the year ended December 31, 2023 and 2024, respectively.

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

Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the period then ended. For the years ended December 31, 2022, 2023 and 2024, US$63.5 million, US$25.7 million and US$38.7 million impairment charges were recorded for those equity investments without readily determinable fair values. Refer to Note 4 for more about investment-related impairment and provision. As of December 31, 2023 and 2024, the carrying value of these impaired investments measured at Level 3 inputs were nil and US$10.0 million, respectively. The fair value of the privately held investments was measured either based on discounted cash flow with unobservable inputs including the discount curve of market interest rates, or based on comparing the operating metrics of public peer companies with the investees.

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

The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes and convertible senior notes as Level 2 in the fair value hierarchy. The fair value of unsecured senior notes amounted to US$1,438.2 million and US$671.3 million as of December 31, 2023 and 2024, respectively. The fair value of convertible senior notes amounted to US$356.0 million and US$362.8 million as of December 31, 2023 and 2024, respectively.

15. Convertible Senior Notes, Unsecured Senior Notes and Long-term Loans

Unsecured Senior Notes due 2024

In July 2019, the Company issued US$800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Senior Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2024 Senior Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The net proceeds to the Company from the issuance of the 2024 Senior Notes were US$793.3 million, net of issuance cost of US$6.7 million. The issuance costs of the 2024 Senior Notes are being amortized to interest expenses over the contractual life. The 2024 Senior Notes related interest expenses were US$29.3 million, US$29.3 million and US$14.8 million for the years ended December 31, 2022, 2023 and 2024, respectively. The Company has repaid all outstanding principal amount and accrued interest expenses of 2024 Senior Notes in July 2024.

15. Convertible Senior Notes, Unsecured Senior Notes and Long-term Loans (Continued)

Unsecured Senior Notes due 2030

In July 2020, the Company issued US$750 million in aggregate principal amount of unsecured senior notes due on July 8, 2030 (“2030 Senior Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2030 Senior Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The net proceeds to the Company from the issuance of the 2030 Notes were US$740.3 million, net of issuance cost of US$9.7 million. The issuance costs of the 2030 Senior Notes are being amortized to interest expenses over the contractual life. For each year of the three-year period ended December 31, 2024, the Group recognized US$26.3 million interest expenses from the 2030 Notes annually.

Term and revolving facilities agreement due 2027

On August 22, 2022, the Company signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. The term and revolving loans under this facility are priced at 128 basis points over Term SOFR (the applicable reference rate). As of December 31, 2024, the Company has fully withdrawn the US$900 million term loan and partially withdrawn US$5 million revolving facility (“2027 Loans”) and repaid US$100 million term loan in the fourth quarter of 2023. The Company used the proceeds from the term loan to refinance of existing indebtedness, general corporate purposes and payment of transaction related fees and expenses. For the years ended December 31, 2022, 2023 and 2024, the Group recognized US$2.8 million, US$63.9 million and US$56.6 million interest expenses from the 2027 Loans, respectively.

Convertible Senior Notes due 2030

In December 2023, the Company issued US$330 million in aggregate principal amount of 1.375% coupon interest convertible senior notes due on December 1, 2030 (“2030 Convertible Notes”) at par. The net proceeds received by the Company from the issuance of the 2030 Convertible Notes were approximately US$317.4 million, net of issuance cost of US$12.6 million. The Company pays cash interest at an annual rate of 1.375%, payable semiannually in arrears on June 1 and December 1 of each year, beginning June 1, 2024. The holders may require the Company to repurchase all or part of the notes for cash on December 6, 2027 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The issuance cost related to the notes was recorded in the consolidated balance sheet as a direct deduction from the principal amount of the notes, and amortized over the period from December 4, 2023, the date of issuance, to December 6, 2027, the first put date of the notes, using the effective interest method. For the years ended December 31, 2023 and 2024, the interest expenses related to 2030 Convertible Notes were US$0.5 million, and US$7.7 million, respectively.

ADS Lending Agreement in connection with Convertible Senior Notes due 2030

Concurrent with the offering of the 2030 Convertible Notes, the Company entered into an ADS lending agreement with an affiliate of the initial purchaser of the 2030 Convertible Notes (the “ADS Borrower”), pursuant to which the Company lent to the ADS Borrower 6,233,785 ADSs (the “Borrowed ADSs”) for loan processing fees of $0.00025 per Borrowed ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangement is to facilitate short sales and/or privately negotiated derivative transactions by which some investors in the 2030 Convertible Notes may hedge their exposure to the 2030 Convertible Notes. As of December 31, 2024, the outstanding number of the Borrowed ADSs was 6,233,785.

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

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the years ended December 31, 2022, 2023 and 2024, the Group recorded US$21.9 million, US$19.5 million and US$18.5 million lease expenses, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of December 31, 2024 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2024	$55,655	$13,068	$15,311	$4,755	$22,521

Purchase commitments mainly include minimum commitments for marketing activities and internet connection. Purchase commitments as of December 31, 2024 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2024	$646,953	$619,164	$26,478	$1,307	$4

Other commitments as of December 31, 2024 were as follows:

		Less than One	One to	Three to	More than
Other commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
2030 Senior Notes	$901,876	$25,313	$50,625	$50,625	$775,313
2030 Convertible Notes	357,208	4,538	9,075	9,075	334,520
2027 Loans	926,746	45,344	881,402	—	—
Total	$2,185,830	$75,195	$941,102	$59,700	$1,109,833

2030 Senior Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030. 2027 Loans represent future estimated commitment relating to the principal amount and interests in connection with the issuance of US$900 million term loan (US$100 million repaid in the fourth quarter of 2023) and US$5 million revolving facility bearing annual rate at 128 basis points over Term SOFR as of December 31, 2024, which will mature on August 22, 2027. 2030 Convertible Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$330 million in aggregate principal amount of convertible senior notes bearing an annual interest rate of 1.375%, which will mature on December 1, 2030.

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

The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. As the expected redemption value is less than the carrying value of redeemable non-controlling interests, there is nil mezzanine adjustment recognized for the year ended December 31, 2022.

Pursuant to the agreements between the Group and the founder and CEO who is also an employee of JM Tech, the founder and CEO is required to be incumbent and JM Tech should meet certain performance conditions during the following two years till December 31, 2022 for the founder and CEO to be entitled to his proportionate share in JM Tech’s existing and future retained earnings during the period. Such entitlement will automatically be forfeited upon the termination of his employment during the period. The Group considered this arrangement as certain economic interests associated with the founder and CEO’s non-controlling interests in JM Tech till December 31, 2022. Therefore, the Group recognized compensation costs for the founder and CEO’s share of JM Tech’s retained earnings with the credit increasing non-controlling interests and redeemable non-controlling interests. As of December 31,2022, the management of the Company had assessed the performance of JM Tech since the acquisition date and concluded that JM Tech did not meet the performance conditions defined in the share purchase agreements, which entitles the founder and CEO of JM Tech his proportionate share in the retained earnings during the period. Thus, the Group has reversed the accumulated US$36.2 million compensation costs related to JM Tech’s retained earnings recognized during the period, of which US$31.9 million was recorded to reduce redeemable non-controlling interests and US$4.3 million was recorded to reduce non-controlling interests. The reduction recorded in 2022 in redeemable non-controlling interests led to the carrying value below the redemption amount; therefore, accretion to redeemable non-controlling interests amounting US$12.8 million and US$6.7 million was recorded for the years ended December 31, 2023 and 2024, respectively. For the years ended December 31, 2023 and 2024, US$11.5 million and US$4.6 million of compensation costs were recognized with the founder and CEO’s incumbency, respectively.

18. Special Cash Dividend

In May 2023, the Company’s board of directors approved a special cash dividend of US$0.85 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on June 26, 2023. The aggregate amount of the special cash dividend was US$200.1 million and paid in July, 2023.

In March 2024, the Company’s board of directors approved a special cash dividend of US$0.82 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on April 12, 2024. The aggregate amount of the special cash dividend was US$199.4 million and paid in May 2024.

19. Subsequent Events

In March 2025, the Company’s board of directors approved a cash dividend policy (the “Dividend Policy”), under which the Company may choose to declare and distribute a cash dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. Under the policy, the Board determines whether to make dividend distributions and the amount of such distributions in any particular year, depending on the Company’s results of operations and earnings, cash flow, financial condition, capital requirements and other relevant considerations that the Board deems relevant.

For the fiscal year of 2024, the Board declared a cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS to holders of its ordinary shares and ADSs as of the close of business on April 9, 2025. The aggregate amount of cash dividends to be paid will be approximately US$200 million.