Form 20-F
period 2025-12-31
WEIBO Corp
filed 2026-04-23
CIK 1595761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 245,549,858 ordinary shares outstanding, par value US$0.00025 per share, being the sum of 157,727,834 Class A ordinary shares and 87,822,024 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed herein are due to rounding, and references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” or “our” are to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, the VIEs and the VIEs’ direct and indirect subsidiaries;
●	“Weibo” are to our social media platform and the products and services that we provide to users, customers and platform partners through that platform;
●	“SINA” are to Sina Corporation, our parent company and controlling shareholder;
●	“China” or “PRC” are to the People’s Republic of China;
●	“ADSs” are to our American depositary shares. Each ADS represents one Class A ordinary share;
●	“Class A ordinary shares” are to Class A ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring a holder of a Class A ordinary share one vote per share on any resolution tabled at our Company’s general meeting;
●	“Class B ordinary shares” are to Class B ordinary shares of the share capital of our Company with a par value of US$0.00025 each, conferring weighted voting rights in our Company such that a holder of a Class B ordinary share is entitled to three votes per share on any resolution tabled at our Company’s general meeting;
●	“CSRC” are to China Securities Regulatory Commission;
●	“DAUs” are to daily active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of our DAUs are calculated using internal company data that has not been independently verified and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;
●	“feeds” include both posts and reposts;
●	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“MAUs” are to monthly active users, which are Weibo users who logged on with a unique Weibo ID and accessed Weibo through our website, mobile website, desktop or mobile applications, SMS or connections via our platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of our MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up on more than one account and certain accounts are used by multiple individuals within an organization;

●	“SFO” or “Securities and Futures Ordinance” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00025 per share;
●	“top content creators” are to content creators with more than 10,000 followers as of the end of a given month, or 10,000 monthly views on Weibo in a given month, excluding duplicates;
●	“VIEs” or “variable interest entities” are to entities including Beijing Weimeng Technology Co., Ltd., or Weimeng, and Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and
●	all references to “RMB” or “Renminbi” are to the legal currency of China, and all references to “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

Item 3.  Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs and Their Respective Individual Shareholders

Weibo Corporation is not an operating company in China, but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through our PRC subsidiaries and the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 87.0%, 86.2% and 85.9% of our total revenues for the years of 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Weibo Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, the VIEs and the VIEs’ direct and indirect subsidiaries, including, but not limited to, Weimeng, Weimeng Chuangke and their direct and indirect subsidiaries. Investors of our Class A ordinary shares or ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

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

The PRC regulatory and enforcement regime with regard to data security, data privacy and cybersecurity continues to evolve and may be subject to different interpretations or significant changes with very short notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. For examples, in addition to the PRC Cyber Security Law, the PRC Data Security Law and the PRC Personal Information Protection Law, the Administrative Measures for Network Data Security promulgated in September 2024 posed additional challenges to our cybersecurity and data privacy compliance. The Measures for Cybersecurity Review promulgated in December 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If the Measures for Cybersecurity Review mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we may fail to complete these additional procedures, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs and/or Class A ordinary shares. The Outbound Data Transfer Security Assessment Measures, with effect from September 1, 2022, require a data processor to apply for security assessment with the Cyberspace Administration of China before providing important data or personal information to overseas recipients under certain circumstances and the Personal Information Outbound Transfer Standard Contract Measures, with effect from June 1, 2023, provide that a personal information processor who provides personal information to overseas recipients through execution of standard contract with such overseas recipient shall meet certain criteria, conduct a personal information protection impact assessment before providing any personal information to an overseas recipient, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract. The Provisions on Promoting and Regulating Cross-border Data Flows require following types of cross-border data transfers to go through security assessments, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the outbound transfer of personal information of over one million people or sensitive personal information of over 10,000 people in aggregate since January 1 of the relevant year. In addition, the amended PRC Cyber Security Law, which takes effect on January 1, 2026, increases compliance requirements for critical information infrastructure operators and strengthens penalties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.”

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

Furthermore, PRC anti‑monopoly and competition regulators have in recent years strengthened the regulatory framework and enforcement through amendments to and the promulgation of new laws and regulations, including PRC Anti-Monopoly Law, with effect from August 1, 2022, four implementing rules for the new Anti-Monopoly Law, with effect from April 15, 2023, the Supreme People’s Court’s s Interpretation on Several Issues Concerning the Application of the PRC Anti-Unfair Competition Law, with effect from March 20, 2022, the new merger control filing thresholds promulgated by the State Council, with effect from January 22, 2024, and the Interim Measures on Online Anti-unfair Competition with effect from September 1, 2024, and strengthened the enforcement under these laws and regulations. On June 27, 2025, the Standing Committee of the National People’s Congress adopted the amendment to the Anti-unfair Competition Law with effect from October 15, 2025. On December 9, 2025, the State Administration for Market Regulation adopted the amendment to the Provisions on the Prohibition of Monopoly Agreements with effect from February 1, 2026. In addition, on January 28, 2026, the State Administration for Market Regulation released the Antitrust Compliance Guidelines for Internet Platform Operators which took effect upon release. There remain uncertainties as to how the laws, regulations and guidelines promulgated in recent years will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with these regulations and authorities’ requirements in all respects. If any non-compliance is raised by authorities and determined against us, we may be subject to fines and other penalties.

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

In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction.

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

For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization.

For the years ended December 31, 2023, 2024, the VIEs repaid debt financing of US$255.4 million, US$23.0 million to the WFOE, respectively. For the year ended December 31, 2025, the VIEs received US$37.6 million loan from the WFOE.

For the year ended December 31, 2023, Weibo Corporation loaned an aggregate amount of US$402.1 million to its subsidiaries. For the years ended December 31, 2024 and 2025, Weibo Corporation received net cash of US$581.0 million and US$322.0 million from its subsidiaries, respectively.

For the years ended December 31, 2023, 2024 and 2025, the WFOE loaned an aggregate amount of US$406.6 million, US$447.1 million and US$16.1 million to Weibo Hong Kong Limited, respectively. In the fourth quarter of 2023, the WFOE distributed cash dividend of US$406.1 million (in equivalent of RMB2.97 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.5 million paid directly to the PRC tax authorities, based on partial of the accumulated net profits of the WFOE related to the years before 2023. In the fourth quarter of 2024, the WFOE distributed cash dividend of US$401.6 million (in equivalent of RMB2.93 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.1 million paid directly to the PRC tax authorities, based on the net profits of the WFOE for the year of 2023. The distribution made by the WFOE to Weibo Hong Kong Limited is subject to a 5% withholding tax under the Enterprise Income Tax Law, due to the tax treaty arrangement between Mainland China and Hong Kong.

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement. For the years ended December 31, 2023, 2024 and 2025, the total amount of service fees that VIEs paid to the relevant WFOE under the exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement was US$757.8 million, US$769.0 million and US$706.4 million, respectively.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to Weibo Corporation by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling US$567.2 million, US$575.5 million and US$728.3 million as of December 31, 2023, 2024 and 2025, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In May 2023, our board of directors approved a special cash dividend of US$0.85 per ordinary share, or US$0.85 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on June 26, 2023. In March 2024, the board of directors of Weibo Corporation approved a special cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 12, 2024. On March 12, 2025, we adopted a cash dividend policy. Under the policy, we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. Our board of directors has discretion as to whether to make dividend distributions and the amount of such distributions in any particular year, depending on our results of operations and earnings, cash flow, financial condition, capital requirements and other relevant considerations deemed relevant by our board of directors. In accordance with the dividend policy, on the same day, the board of directors of Weibo Corporation approved a cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 9, 2025. In March 2026, our board of directors approved an annual cash dividend for the year ended December 31, 2025 of US$0.61 per ordinary share, or US$0.61 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 17, 2026. For the years ended December 31, 2023, 2024 and 2025, dividends made to Weibo Corporation’s shareholders were US$200.1 million, US$199.4 million and US$200.6 million, respectively. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Under the current laws of the Cayman Islands, Weibo Corporation is not subject to tax on income or capital gains. Payments of dividends to its shareholders are not subject to any Cayman Islands withholding tax. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.” For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: we have taxable earnings in the VIEs and the VIEs’ direct and indirect subsidiaries and we pay a dividend to shareholders of Weibo Corporation:

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

Condensed Consolidating Statements of Operations

	For the Year Ended December 31, 2025
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	—	115,377	131,911	1,509,928	—	1,757,216
Intercompany revenue(1)	—	15,414	651,568	—	(666,982)	—
Total revenues	—	130,791	783,479	1,509,928	(666,982)	1,757,216
Intercompany costs and expenses	—	—	(8,982)	(658,000)	666,982	—
Other cost and expenses	(47,132)	(95,509)	(422,619)	(727,131)	—	(1,292,391)
Total costs and expenses	(47,132)	(95,509)	(431,601)	(1,385,131)	666,982	(1,292,391)
Share of income (loss) of subsidiaries(2)	553,630	476,496	—	—	(1,030,126)	—
Income (loss) of the VIE(3)	—	—	131,201	—	(131,201)	—
Income (loss) from non-operations	(57,478)	90,509	40,250	67,490	—	140,771
Income (loss) before income tax expenses	449,020	602,287	523,329	192,287	(1,161,327)	605,596
Less: income tax expenses	—	48,683	46,833	49,005	—	144,521
Net income (loss)	449,020	553,604	476,496	143,282	(1,161,327)	461,075
Less: net income (loss) attributable to non-controlling interests	—	(26)	—	2,994	—	2,968
Less: accretion to redeemable non-controlling interests	—	—	—	9,087	—	9,087
Net income (loss) attributable to Weibo’s Shareholders	449,020	553,630	476,496	131,201	(1,161,327)	449,020

	For the Year Ended December 31, 2024
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	—	118,977	123,422	1,512,278	—	1,754,677
Intercompany revenue(1)	—	15,420	712,383	—	(727,803)	—
Total revenues	—	134,397	835,805	1,512,278	(727,803)	1,754,677
Intercompany costs and expenses	—	—	(8,986)	(718,817)	727,803	—
Other cost and expenses	(74,291)	(109,382)	(377,740)	(698,940)	—	(1,260,353)
Total costs and expenses	(74,291)	(109,382)	(386,726)	(1,417,757)	727,803	(1,260,353)
Share of income (loss) of subsidiaries(2)	438,191	445,403	—	—	(883,594)	—
Income (loss) of the VIE(3)	—	—	8,220	—	(8,220)	—
Income (loss) from non-operations	(63,099)	(2,553)	41,347	(49,364)	—	(73,669)
Income (loss) before income tax expenses	300,801	467,865	498,646	45,157	(891,814)	420,655
Less: income tax expenses	—	29,666	53,243	27,641	—	110,550
Net income (loss)	300,801	438,199	445,403	17,516	(891,814)	310,105
Less: net income attributable to non-controlling interests	—	8	—	2,548	—	2,556
Less: accretion to redeemable non-controlling interests	—	—	—	6,748	—	6,748
Net income (loss) attributable to Weibo’s Shareholders	300,801	438,191	445,403	8,220	(891,814)	300,801

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Third party revenues	—	123,869	104,292	1,531,675	—	1,759,836
Intercompany revenue(1)	—	—	714,835	—	(714,835)	—
Total revenues	—	123,869	819,127	1,531,675	(714,835)	1,759,836
Intercompany costs and expenses	—	—	—	(714,835)	714,835	—
Other cost and expenses	(105,764)	(107,858)	(357,333)	(715,947)	—	(1,286,902)
Total costs and expenses	(105,764)	(107,858)	(357,333)	(1,430,782)	714,835	(1,286,902)
Share of income (loss) of subsidiaries(2)	529,304	504,505	—	—	(1,033,809)	—
Income (loss) of the VIE(3)	—	—	25,343	—	(25,343)	—
Income (loss) from non-operations	(80,942)	59,649	73,723	(22,582)	—	29,848
Income (loss) before income tax expenses	342,598	580,165	560,860	78,311	(1,059,152)	502,782
Less: income tax expenses	—	50,862	56,355	38,070	—	145,287
Net income (loss)	342,598	529,303	504,505	40,241	(1,059,152)	357,495
Less: net income (loss) attributable to non-controlling interests	—	(1)	—	2,096	—	2,095
Less: accretion to redeemable non-controlling interests	—	—	—	12,802	—	12,802
Net income (loss) attributable to Weibo’s Shareholders	342,598	529,304	504,505	25,343	(1,059,152)	342,598

Condensed Consolidating Statements of Balance Sheets

	As of December 31, 2025
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	286,418	552,483	702,077	757,963	—	2,298,941
Short-term investments	16,519	10,702	—	78,918	—	106,139
Accounts receivable	—	14,474	3,023	382,712	—	400,209
Prepaid expenses and other current assets	202	94,329	47,925	187,900	—	330,356
Amount due from Group companies(4)	606,759	—	2,614,226	—	(3,220,985)	—
Amount due from (to) SINA	354,831	73,269	8,825	4,218	—	441,143
Investment in subsidiaries(2)	4,392,573	3,641,932	—	—	(8,034,505)	—
Net assets of the VIEs(3)	—	—	28,059	—	(28,059)	—
Property and equipment, net	—	155,405	71,832	55,205	—	282,442
Operating lease assets	—	119,593	7,633	26,537	—	153,763
Intangible assets, net	—	212	—	96,081	—	96,293
Goodwill	—	—	—	169,280	—	169,280
Long-term investments	—	1,199,001	75,083	389,262	—	1,663,346
Other non-current assets	147,479	495,876	442,369	63,550	—	1,149,274
Total assets	5,804,781	6,357,276	4,001,052	2,211,626	(11,283,549)	7,091,186
Accounts payable	—	19,107	46,102	183,768	—	248,977
Accrued and other liabilities	20,502	31,757	225,270	356,918	—	634,447
Income taxes payable	—	6,623	45,074	28,352	—	80,049
Deferred revenues	—	5,969	32,144	40,202	—	78,315
Amount due to Group companies(4)	—	1,822,695	—	1,398,290	(3,220,985)	—
Operating lease liability	—	3,526	7,266	31,600	—	42,392
Deferred tax liability	—	77,002	3,264	39,036	—	119,302
Unsecured senior notes	745,630	—	—	—	—	745,630
Convertible senior notes	323,944	—	—	—	—	323,944
Long-term loans	793,976	—	—	—	—	793,976
Other non-current liabilities	—	—	—	16,591	—	16,591
Total liabilities	1,884,052	1,966,679	359,120	2,094,757	(3,220,985)	3,083,623
Redeemable non-controlling interests	—	—	—	32,828	—	32,828
Total shareholders’ equity	3,920,729	4,390,597	3,641,932	84,041	(8,062,564)	3,974,735
Total liabilities, redeemable non-controlling interests and shareholders’ equity	5,804,781	6,357,276	4,001,052	2,211,626	(11,283,549)	7,091,186

	As of December 31, 2024
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	92,884	821,991	297,195	678,562	—	1,890,632
Short-term investments	157,998	207,084	—	94,770	—	459,852
Accounts receivable	—	21,369	3,031	315,354	—	339,754
Prepaid expenses and other current assets	95	134,595	45,898	168,186	—	348,774
Amount due from Group companies(4)	857,541	—	2,530,307	—	(3,387,848)	—
Amount due from (to) SINA	369,550	40,757	44,819	(2,357)	—	452,769
Investment in subsidiaries(2)	3,743,949	3,018,699	—	—	(6,762,648)	—
Net assets of the VIEs(3)	—	—	(89,645)	—	89,645	—
Property and equipment, net	—	154,723	59,035	1,276	—	215,034
Operating lease assets	—	119,956	13,839	20,922	—	154,717
Intangible assets, net	—	204	—	109,577	—	109,781
Goodwill	—	—	—	162,223	—	162,223
Long-term investments	—	1,090,046	61,011	238,142	—	1,389,199
Other non-current assets	142,351	283,711	389,111	166,591	—	981,764
Total assets	5,364,368	5,893,135	3,354,601	1,953,246	(10,060,851)	6,504,499
Accounts payable	—	10,901	33,500	114,034	—	158,435
Accrued and other liabilities	20,821	25,068	205,110	389,208	—	640,207
Income taxes payable	—	4,575	52,676	27,439	—	84,690
Deferred revenues	—	5,827	28,749	38,066	—	72,642
Amount due to Group companies(4)	—	2,062,700	—	1,325,148	(3,387,848)	—
Operating lease liability	—	6,145	13,293	25,304	—	44,742
Deferred tax liability	—	35,920	2,574	22,558	—	61,052
Unsecured senior notes	744,662	—	—	—	—	744,662
Convertible senior notes	320,803	—	—	—	—	320,803
Long-term loans	795,311	—	—	—	—	795,311
Other non-current liabilities	—	—	—	3,069	—	3,069
Total liabilities	1,881,597	2,151,136	335,902	1,944,826	(3,387,848)	2,925,613
Redeemable non-controlling interests	—	—	—	45,103	—	45,103
Total shareholders’ equity	3,482,771	3,741,999	3,018,699	(36,683)	(6,673,003)	3,533,783
Total liabilities, redeemable non-controlling interests and shareholders’ equity	5,364,368	5,893,135	3,354,601	1,953,246	(10,060,851)	6,504,499

	As of December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Cash and cash equivalents	223,009	986,234	749,906	625,486	—	2,584,635
Short-term investments	595,256	9,909	—	35,870	—	641,035
Accounts receivable	—	13,637	711	426,420	—	440,768
Prepaid expenses and other current assets	84	123,588	70,652	165,557	—	359,881
Amount due from Group companies(4)	1,438,558	(275)	2,143,046	—	(3,581,329)	—
Amount due from SINA	384,263	48,940	40,275	12,919	—	486,397
Investment in subsidiaries(2)	3,381,059	3,076,279	—	—	(6,457,338)	—
Net assets of the VIEs(3)	—	—	(86,751)	—	86,751	—
Property and equipment, net	—	166,125	52,817	1,721	—	220,663
Operating lease assets	—	127,930	19,254	23,082	—	170,266
Intangible assets, net	—	209	—	133,920	—	134,129
Goodwill	—	—	—	166,436	—	166,436
Long-term investments	—	990,722	62,946	266,718	—	1,320,386
Other non-current assets	65,835	109,256	377,976	202,695	—	755,762
Total assets	6,088,064	5,652,554	3,430,832	2,060,824	(9,951,916)	7,280,358
Accounts payable	—	8,764	33,956	118,773	—	161,493
Accrued and other liabilities	37,037	28,795	209,803	380,810	—	656,445
Income taxes payable	—	3,028	59,492	31,987	—	94,507
Deferred revenues	—	3,414	29,519	42,254	—	75,187
Amount due to Group companies(4)	—	2,187,362	—	1,393,967	(3,581,329)	—
Operating lease liability	—	8,398	19,056	25,791	—	53,245
Deferred tax liability	—	33,692	2,727	29,732	—	66,151
Unsecured senior notes	1,543,020	—	—	—	—	1,543,020
Convertible senior notes	317,625	—	—	—	—	317,625
Long-term loans	791,647	—	—	—	—	791,647
Other non-current liabilities	—	—	—	3,422	—	3,422
Total liabilities	2,689,329	2,273,453	354,553	2,026,736	(3,581,329)	3,762,742
Redeemable non-controlling interests	—	—	—	68,728	—	68,728
Total shareholders’ equity	3,398,735	3,379,101	3,076,279	(34,640)	(6,370,587)	3,448,888
Total liabilities, redeemable non-controlling interests and shareholders’ equity	6,088,064	5,652,554	3,430,832	2,060,824	(9,951,916)	7,280,358

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2025
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(55,073)	124,315	389,315	60,922	—	519,479
Repayment from (loans to) Group companies	322,030	(8,377)	3,246	—	(316,899)	—
Other investing activities	118,000	(18,186)	(10,744)	(22,453)	—	66,617
Net cash provided by (used in) investing activities	440,030	(26,563)	(7,498)	(22,453)	(316,899)	66,617
Borrowings (repayment) under loan from Group companies	8,377	(362,896)	—	37,620	316,899	—
Other financing activities	(199,800)	—	—	(27,493)	—	(227,293)
Net cash provided by (used in) financing activities	(191,423)	(362,896)	—	10,127	316,899	(227,293)

	For the Year Ended December 31, 2024
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(82,831)	468,047	453,647	202,668	(401,633)	639,898
Repayment from (loans to) Group companies	581,013	—	(456,565)	—	(124,448)	—
Other investing activities	367,400	(501,900)	(36,524)	(75,876)	—	(246,900)
Net cash provided by (used in) investing activities	948,413	(501,900)	(493,089)	(75,876)	(124,448)	(246,900)
Borrowings (repayment) under loan from Group companies	—	(101,461)	—	(22,987)	124,448	—
Cash dividend paid to intra-Group companies	—	—	(401,633)	—	401,633	—
Other financing activities	(995,707)	—	—	(33,732)	—	(1,029,439)
Net cash provided by (used in) financing activities	(995,707)	(101,461)	(401,633)	(56,719)	526,081	(1,029,439)

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Weibo	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs*	Subsidiaries	adjustments	Totals

	(In US$ thousands)
Net cash provided by (used in) operating activities(5)	(84,940)	288,381	715,565	159,891	(406,077)	672,820
Repayment from (loans to) Group companies	(402,093)	—	(151,153)	—	553,246	—
Other investing activities	(395,778)	(499,033)	69,846	88,119	—	(736,846)
Net cash provided by (used in) investing activities	(797,871)	(499,033)	(81,307)	88,119	553,246	(736,846)
Borrowings (repayment) under loan from Group companies	—	808,664	—	(255,418)	(553,246)	—
Cash dividend paid to intra-Group companies	—	—	(406,077)	—	406,077	—
Other financing activities	26,561	—	—	(4,871)	—	21,690
Net cash provided by (used in) financing activities	26,561	808,664	(406,077)	(260,289)	(147,169)	21,690

*       Weibo Technology is treated as the primary beneficiary of the VIEs for accounting purposes only.

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among Weibo Corporation, other subsidiaries and the primary beneficiary of VIEs.
(3)	It represents the elimination of net assets and income (loss) between the primary beneficiary of VIEs and VIEs and VIEs’ subsidiaries.
(4)	It represents the elimination of intercompany balances among Weibo Corporation, other subsidiaries, the primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(5)	For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to Weibo Technology for technical service fees were US$757.8 million, US$769.0 million and US$706.4 million, respectively.

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

The growth of our active user base and the level of user engagement are critical to our business. We had 567 million MAUs and 252 million average DAUs in December 2025. Our business has been and will continue to be significantly affected by our success in growing and retaining massive active users and increasing their overall level of engagement on our platform, including their engagement with promoted feeds, other advertising and marketing products and value-added services on our platform. Due to the size and scale we have achieved, our user base experienced slight decrease, and may not grow as quickly as in the past years or at all. Our success will become increasingly dependent on our ability to retain existing users and enhance user activities and stickiness on the platform. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to retain and attract users or increase their engagement. A number of user-oriented websites and mobile applications that achieved early popularity have since seen their user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement level. A number of factors could potentially negatively affect user growth and engagement, including if:

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

Competition for user traffic and user engagement is intense and we face strong competition in our business. It is possible that a new product could gain rapid scale through harnessing a new technology (such as generative AI), or a new or existing distribution channel, creating a new or different approach to connecting people or some other means. Major Chinese internet companies, such as Tencent and Bytedance, compete directly with us for user traffic and user engagement, content, talent and marketing resources. As a social media featuring social networking services and messenger features, we are subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat; (ii) multimedia apps (such as photo, video and live streaming apps), such as Douyin/TikTok, Kuaishou, Bilibili, Xiaohongshu (also known as RedNote), iQiyi, Tencent Video and Youku; and (iii) news apps and sites operated by other major internet companies, such as Tencent and Bytedance. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

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

Our revenue growth depends on our ability to continue to grow our core businesses, newly developed businesses, as well as businesses we have acquired or which we consolidated. We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may present new and difficult technological, operational and compliance challenges. Many of these challenges may be specific to business areas with which we do not have sufficient experience. We may encounter difficulties or setbacks in the execution of various growth strategies and these growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

We have experienced declines in revenues and may continue to experience fluctuations or declines in revenues and the overall or segment revenue growth, for other reasons, including fluctuations in smartphone shipments and sales in China, increasing competition in social media, social networking, online marketing, and other businesses in which we engage, disruptions to China’s economy or the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenues has reached a higher base level, our revenue has experienced growth rate slowdown and declines, and our revenues may further decline in the future. Furthermore, due to the size and scale we have achieved, our user base experienced slight decrease, and may not grow quickly or at all.

We generate a substantial majority of our revenues from online advertising and marketing services. If we fail to generate sustainable revenue and profit through our advertising and marketing services, our result of operations could be materially and adversely affected.

We started to generate revenues in 2012 through advertising and marketing services, and to a lesser extent also through value-added services. Ever since then, advertising and marketing services have been contributing a substantial majority of our total revenues, accounting for 87%, 85% and 85% of our revenues in 2023, 2024 and 2025, respectively. Therefore, any failure to continue generating sustainable revenue and profit through our advertising and marketing services could materially harm our business.

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

If advertisements shown on our platform are in violation of PRC advertising laws and regulations, we may be subject to penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish corrective information. In case of serious violation, the PRC governmental authorities may revoke our business licenses. The VIEs in the PRC have not received penalty in 2023, 2024 and 2025 for advertisements shown on our platform. However, there can be no assurance that there will not be any penalties in the future, which may have a material and adverse effect on our business, financial condition, results of operations and prospects, brand and reputation.

If we are unable to compete effectively for advertising and marketing spending, our business and operating results may be materially and adversely affected.

In addition to intense competition for users and user engagement, we also face significant competition for advertising and marketing spending. A substantial majority of our revenues are currently generated through advertising and marketing services. We compete against online and mobile businesses that offer such services, mainly including Tencent, Bytedance, Kuaishou, Baidu, Xiaohongshu (also known as RedNote), Bilibili and iQiyi. We also compete with internet companies that offer digital media tailored to specific vertical, such as Autohome, as well as other internet companies that offer online-to-offline service, purchase solutions and other performance-based advertising services. We also compete against traditional media outlets, such as television, radio, print and other offline advertising network, for advertising and marketing budgets.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the PRC Personal Information Protection Law, and the PRC Data Security Law protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data. The Administrative Measures for Network Data Security, which came into effect on January 1, 2025, require all network data processors to identify and report the types of important data involved in their business. Additionally, network data processors handling personal information of more than 10 million individuals must comply with the same requirements as those handling important data, including designating and specifying personnel and management bodies responsible for data security, conducting regular data security risk assessments, and implementing data protection measures, among others. On November 22, 2025, the Cyberspace Administration of China released the draft Provisions on Personal Information Protection for Large Online Platforms, which would impose heightened obligations on platforms with more than 50 million registered users, 10 million monthly active users, or other characteristics indicating significant data‑related risks. The draft requires designated large platforms to strengthen their personal information governance systems, appoint and publicly disclose a dedicated personal information protection officer, establish dedicated privacy management functions, and provide more convenient channels for individuals to exercise their personal information rights. As of the date of this annual report, this draft has not been formally adopted.

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

If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. In Hong Kong, however, the Personal Data (Privacy) Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, the General Data Protection Regulation, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue. The potential risks associated with non-compliance therewith are difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 2% of our revenues in 2025 are generated in Hong Kong, the European Union, and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

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

We review our goodwill and intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We test goodwill for impairment at least once a year. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We may be required to record a significant charge in our financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect our results of operations. No impairment provision for goodwill and intangible assets was recorded in 2023, 2024 and 2025, respectively.

As of December 31, 2025, the total amount of our goodwill and intangible assets was US$265.6 million. A substantial portion of the goodwill and intangible assets arose from the acquisitions of Shanghai Jiamian Information Technology Co., Ltd. in 2020, the indirect acquisition of Shanghai Benqu Network Technology Co., Ltd., the developer of Wuta beauty camera app, in 2021, as well as the acquisitions of Xi’an Yunrui Network Technology Co., Ltd., the operator of an online interactive entertainment application “Werewolf,” in 2023. Therefore, we may have to reassess and even record impairment loss if the respective industry prospects deteriorate.

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

We have adopted share incentive plans in August 2010, March 2014 and March 2023. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2023, 2024 and 2025, we recorded US$101.1 million, US$69.7 million and US$42.1 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations. Issuance of Class A ordinary shares with respect to stock-based compensation may dilute the shareholding percentage of our existing shareholders.

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

We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. For the fiscal years ended December 31, 2023, 2024 and 2025, we recognized impairment charges of US$25.7 million, US$38.7 million and US$6.0 million, respectively, on the carrying value of our long-term investments. We may continue to incur impairment charges in the future, which could depress our profitability or subject us to incur a net loss.

As of December 31, 2025, our long-term investments included US$1,120.1 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. While we have not experienced adjustments to our fair value estimates in the past, it is possible that new information comes to light related to our investment holdings in the future, and such adjustments could be material. We recognized a net gain of US$21.3 million for long-term investments in 2025 as a result of fair value changes. We are unable to control these factors and an impairment charge that we recognized, especially untimely recorded, may adversely impact our financial results and share price.

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of operating a social media platform in China for people to create, discover and distribute content. As of December 31, 2025, our investment securities represented less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

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

As of December 31, 2025, the outstanding principal amount of our 3.375% senior notes due 2030, which were issued in July 2020, or the 2030 Senior Notes, and our 1.375% convertible senior notes due 2030, which were issued in December 2023, or the 2030 Convertible Notes, were US$750 million and US$330 million, respectively.

In August 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. Each loan bears a floating rate of interest per annum benchmarked against secured overnight financing rate (SOFR) plus 1.28%. We refer to these together as the 2027 Loans. We fully drew down the US$900 million bullet maturity term loan as of December 31, 2025, and repaid a US$100 million bullet maturity term loan in the fourth quarter of 2023. We repaid the US$5 million previously borrowed under the revolving facility in the third quarter of 2025 and subsequently cancelled the revolving facility. The proceeds from the facilities were used for refinancing of the indebtedness existing then, general corporate purposes and payment of transaction related fees and expenses.

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

The facilities agreement governing our 2027 Loans contains certain financial covenants over the ratio of our consolidated net debt to consolidated EBITDA and the ratio of our consolidated EBITDA to consolidated interest expenses. As of December 31, 2025, we were in compliance of these covenants. Our ability to comply with financial or other restrictive covenants under the facilities agreement governing our 2027 Loans may be affected by factors beyond our control, including prevailing economic, financial and industry conditions. In the event that we fail to comply with any of these covenants, we may be required to negotiate a waiver if we want to avoid technical default. We cannot assure you that we would be able to obtain such waiver in a timely manner, on acceptable terms or at all. If we were not able to obtain the waiver, we would be in default of the facilities agreement governing our 2027 Loans, and the counterparties could elect to declare the loan, together with accrued and unpaid interest and other fees, if any, immediately due and payable. If the 2027 Loans were to be accelerated, even though we believe that our assets would be sufficient to repay our loans in full, our business and liquidity could be materially and adversely impacted. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other available counterparty protections that would be applicable to us under the credit facilities, which could adversely affect our business, financial condition, results of operations and our ability to obtain additional capital resources.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. China’s internet traffic continues to grow rapidly. In core cities like Beijing, energy consumption quotas for new data centers are strictly controlled, and premium cabinet resources with low PUE (Power Usage Effectiveness) and high power density are relatively constrained. With the development of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2023, 2024 and 2025. However, we cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continually grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and has caused disruptions and uncertainties in the international finance market and the global economy. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there are significant uncertainties associated with the future relationship between the United States and China with respect to a wide range of issues including investment policies, trade policies, treaties, government regulations and tariffs. The Trump Administration, after coming into power in January 2025, has implemented various political and economic policies, many of which were targeted on China, further creating uncertainties to the U.S.-China relationship and the macroeconomy in general. See “—Risks Relating to Doing Business in China—The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.”

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

In the event SINA defaults under the facility agreement governing SINA’s loan, the security agent may exercise its rights and remedies in respect of the pledge, including the right to sell and/or foreclose on the shares subject to the pledge, which potentially could cause a change in control in our company. In December 2025, we became aware that SINA received an adverse judgment in an appraisal proceeding under Section 238 of the Cayman Islands Companies Act in connection with its privatization. SINA has appealed the judgement to the Cayman Islands Court of Appeal, which granted a stay of the enforcement of the judgement and resulting order until the resolution of the appeal. As of the date of this annual report, the outcome of the s.238 appeal remains uncertain. For a detailed discussion of the impact of the disposal of Class B ordinary shares in our company to any person or entity which is not the Founder or a Founder’s Affiliate (each as defined under our memorandum and articles of association) on our corporate matters, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

In addition, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security stops the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the regulations relating to the protection of state secrets in the dissemination of online information. The Cyberspace Administration of China, set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content.

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

Since 2022, the Cyberspace Administration of China initiated a series of special actions under the “Clear and Bright” campaign to address various forms of online misconduct, with the focus varying each year. For example, in February 2025, the Cyberspace Administration of China announced the key rectification tasks for the 2025 “Clear and Bright” campaign. One of the primary areas of focus is rectifying the malicious incitement of negative emotions and rigorously investigating and addressing violations by marketing accounts, internet water armies, and multi-channel networks (MCN) institutions. Although we have taken measures to comply with the requirements of these special actions as they apply to our business, including filtering and removing offensive content such as short videos, and closing illegal accounts on our platform, certain forms of online misconduct can be challenging to detect and we may from time to time be involved in investigations in such online misconduct on our platform. In addition to the “Clear and Bright” campaign, certain online misconduct may be subject to criminal investigations. The Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes, jointly promulgated by the Supreme People’s Court and Supreme People’s Procuratorate and effective from September 10, 2013, interprets the application of the Criminal Law on various online crimes. Among these, fabricating or knowingly spreading false information on information networks, or organizing others to do so, which causes serious public disorder, can result in imprisonment of up to five years. Additionally, providing paid services for deleting or posting false information for profit that disrupts market order, under serious circumstances, can result in imprisonment for up to five years or detention, along with fines or confiscation of property for illegal business operations pursuant to the Criminal Law. The Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security jointly issued the Guiding Opinions on Punishing Illegal and Criminal Activities of Cyber Violence in Accordance with the Law on September 20, 2023, which clarified the rules applications to cyber violence and crimes, such as online defamation, insults, infringement of citizens’ personal information, illegal use of information networks and the use of cyberviolence for malicious marketing. The implementation of these special actions, judicial interpretations and guiding opinions may have a significant and adverse effect on the traffic of our platform and discourage the creation of user-generated content, which in turn may impact the results of our operations and ultimately the trading price of our Class A ordinary shares and/or ADSs. Furthermore, involvement in any investigations for any such misconduct could lead us to incur substantial costs, divert our management’s attention and resources, or subject us to potential liabilities.

Failure to comply with the requirements from PRC regulatory authorities on content regulation may subject us to liabilities and penalties, including fines of up to RMB10 million under the Cyber Security Law or fines of up to RMB50 million or 5% of the previous year’s turnover under the PRC Personal Information Protection Law, and may even result in the temporary blockage or complete shutdown of our online operations.

We have received penalties for inappropriate or illegal content transmitted on our platform in the past, and we have cooperated with the government authorities to take corrective measures in all cases. For example, in June 2020, the Cyberspace Administration of China imposed a fine of RMB500,000 on us for failing to timely discover and remove user posts violating PRC laws and regulations from our platform and required us to rectify and suspend the operation of Weibo hot search feature for one week. We were imposed with fines in the past for disseminating illegal content on our platform from the regulatory authorities, which penalties may be publicized on the websites of the regulatory authorities from time to time. For example, in September 2025, we were penalized for displaying a large number of celebrity‑related hype topics on Weibo hot search list. We were imposed a fine of RMB100,000 and have completed the required rectification measures. We believe these past incidents, individually or in the aggregate, did not have a material adverse effect on our business, financial condition or results of operations.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which was amended on October 28, 2025, with effect from January 1, 2026. The Cyber Security Law imposes more stringent requirements on operators of “critical information infrastructure,” especially in data storage and cross-border data transfer.

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

The Rules on the Administration of Microblog Development, issued by the Beijing Municipal Government in 2011, stipulate that users who post publicly on microblogs are required to disclose their real identity to the microblogging service provider, though they may still use pen names on their accounts. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing were required to verify the identities of all of their users, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of the National People’s Congress on November 7, 2016 and was amended on October 28, 2025 with effect from January 1, 2026, we are required to verify users’ real identities when they sign up. Further, both the Administrative Measures on Group Chat Service issued on September 7, 2017 and effective on October 8, 2017, and the Administrative Measures on Internet User Public Account Information Service, which was issued on September 7, 2017 and effective on October 8, 2017 and amended on January 22, 2021, require verification of any user’s identity. On August 1, 2018, the Cyberspace Administration of China and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live Streaming Services, which specifies that online live streaming service providers are required to implement real name verification system for users. On May 19, 2025, the Cyberspace Administration of China and other relevant governmental authorities jointly issued the National Network Identity Authentication Public Service Management Measures with effect from on July 15, 2025 and encourages the Internet platforms to connect with the National Network Identity Verification Public Service Platform to facilitate the use of online numbers and certificates for user registration and identity verification.

Weibo has connected with the national network identity authentication system and promoted the use of online certificates for identity verification in multiple scenarios such as account registration and login, rights protection complaints, and account unblocking. As of December 31, 2025, more than 100,000 accounts on Weibo have been verified through online certificates. However, for reasons including existing user behaviors, the nature of the social media product and online live streaming and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users on Weibo. We are potentially liable for our non-compliance and may be subject to penalties including the deactivation of certain features on Weibo, a written warning, suspension or termination of Weibo operations, fines, revocation of licenses or business license, or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on the trading price of our Class A ordinary shares and/or ADSs.

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

This notice requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System. Weibo has completed such registration and completed the renewal of such registration on August 14, 2025. This notice also sets forth requirements for certain live streaming businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live streaming review personnel requirements, and content tagging requirements. We have implemented real-name registration system for all of our live streaming hosts and users. For more information on the Notice 78, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Live-streaming Services.”

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

On December 9, 2025, the State Administration for Market Regulation adopted the amendment to the Provisions on the Prohibition of Monopoly Agreements, which came into effect on February 1, 2026. The amendment mainly introduces a clearer safe harbor regime for vertical monopoly agreements by specifying market share thresholds and turnover conditions under which certain vertical agreements will not be prohibited.

On January 28, 2026, the State Administration for Market Regulation released the Antitrust Compliance Guidelines for Internet Platform Operators which took effect upon release. These guideline provide compliance guidance for internet platform operators on the identification, prevention and management of anti‑monopoly risks in platform‑based operations.

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

Weimeng has received administrative penalties from time to time due to illegal content posted by its users. We have paid the fine as required and cooperated with the government authorities to take corrective measures, including immediate removal of the audio/video programming, warning or banning live streaming hosts, and improving our ability to identify and intercept illegal content. We have registered with the National Internet Audio-Visual Platforms Information Management System and completed the renewal of such registration on August 14, 2025, through which our operations are supervised and guided by the National Radio and Television Administration and its local branches. However, there is no guarantee that we will be able to timely renew the registration once it expires, or at all. Any failure to obtain the required license or permit to operate our business may subject us to sanctions and penalties, including warnings, fines, and suspension of business operations, which may materially and adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet News Dissemination.”

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

As the regulatory framework of AI is still at its nascent stage in China, the interpretation and implementation of the existing measures are evolving rapidly and the PRC regulatory agencies, including the Cyberspace Administration of China, may adopt new laws, regulations, rules, implementation measures and interpretation in this field. For example, the Measures for Labelling Artificial Intelligence Generated Contents was issued on March 7, 2025, effective from September 1, 2025, which requires network information service providers to add explicit labels to AI-generated text, images, audio, video and virtual content that may cause confusion or misidentification of the public and implicit labels to the file metadata of AI-generated contents. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Algorithm Recommendations and Generative AI” for more details. To maintain ongoing compliance, we have established a comprehensive content labeling system on Weibo. Key measures include: embedding implicit identifiers in file metadata, deploying multi-layered AI content identification (user disclosures, algorithmic detection, and manual review) with visible labeling and enhancing our complaint mechanism to specifically address unlabeled AI-generated content reports. In addition, PRC regulatory authorities have recently promulgated the Interim Measures for the Administration of Artificial Intelligence Anthropomorphic Interaction Services, which have not yet taken effect. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Algorithm Recommendations and Generative AI.” As these measures are newly issued and relevant implementation rules, regulatory guidance and enforcement practices have not yet fully developed, there is uncertainty regarding their interpretation, scope of application and potential impact on AI related products and services. Although we believe that our AI products do not fall within the scope of the Interim Measures for the Administration of Artificial Intelligence Anthropomorphic Interaction Services, including as they are not designed to provide “continuous emotional interaction,” we cannot assure you that PRC regulatory authorities will not adopt a different interpretation or apply such measures, or other existing or future regulations, in a manner that subjects our products to additional or different compliance requirements. Any such determination could require us to modify product features, impose limitations on certain functionalities or take other compliance related measures, which could adversely affect our business, financial condition and results of operations. We will take relevant measures to comply with these new legal requirements, however, we cannot assure you that our compliance measures are, or will be, always considered sufficient under PRC laws and regulations. Any failure or perceived failure to comply with these laws and regulations could cause negative publicity and disruptions to our business operations, subject us to legal liabilities and adversely affect our financial results.

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

As of December 31, 2025, we had US$2.4 billion in cash and cash equivalent, and short-term investments, such as bank time deposits, with large domestic banks in China. Our remaining cash, cash equivalents and short-term investments were held by financial institutions in the United States and Hong Kong. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks were viewed as secure due to the state policy on protecting depositors’ interests. However, the Bankruptcy Law that came into effect in 2007 contains an article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law, so the law contemplates the possibility that a Chinese bank may go bankrupt. In addition, foreign banks have been gradually permitted to operate in China since China’s accession to the World Trade Organization and have become strong competitors of Chinese banks in many respects, which may have increased the risk of bankruptcy or illiquidity for Chinese banks, including those in which we have deposits. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our external auditor’s audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction.

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the U.S. government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Weibo Corporation would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”), was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to in response to a variety of factors, many of which are beyond our control. For example, in 2025, the trading price of our ADSs ranged from US$7.10 to US$12.96 per ADS and the trading price of our Class A ordinary shares has ranged from HK$58.20 to HK$103.10 per share. The trading prices of our listed securities are likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the trading prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States, or because of trends in the global economy in general or the Chinese economy in particular, or because of international geopolitical tensions. A number of Chinese companies have listed or are in the process of listing their securities on stock markets in Hong Kong and/or the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States in general and consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, SINA owned approximately 35.7% of our total issued and outstanding ordinary shares and 62.5% of the voting power of our outstanding shares as of March 31, 2026. As a result of the dual-class share structure and the concentration of ownership, SINA will have considerable influence over matters requiring shareholders’ approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of directors, the number of shares available for issuance under share incentive plans, increase of share capital, consolidation of shares and subdivision of shares, and significant corporate transactions, such as a merger or sale of our company. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentration of ownership will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In December 2025, our board of directors authorized a share repurchase program under which we may repurchase up to US$200 million of our shares, including in the form of ADS, over the next 12 months, effective until December 31, 2026.

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

It is likely that we will be a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets, and goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Based on our current and expected income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A ordinary shares), it is likely that we were a PFIC for the taxable year ended December 31, 2025, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

On June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility inviting public comment on potential amendments to the definition of “foreign private issuer.” None of the proposals contained in the Concept Release has been adopted by the SEC. However, if the SEC adopts rule changes that modify the definition of “foreign private issuer” and we cease to qualify as a foreign private issuer as a result, we would be required to comply with the more stringent disclosure and procedural requirements applicable to U.S. domestic issuers. Such a transition could require substantial modifications to our corporate governance practices and result in significantly increased compliance costs.

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

Leveraging its early-mover advantage and its accumulated know-how and insights in the social media industry, Weibo has amassed a large user base in China and in Chinese communities in more than 190 countries around the world. We had 567 million MAUs and 252 million average DAUs in December 2025. The overwhelming majority of our users access our platform through mobile devices at least part of the time.

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

We are a media platform in nature, and major Chinese internet companies, such as Tencent and Bytedance, that provide online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a social media platform featuring social networking services and providing a rich variety of multimedia contents, we are subject to intense competition from providers of similar services, such as social networking platforms and multimedia content platforms with social features. We are subject to intense competition from providers of similar services as well as potentially new types of online services. These services mainly include (i) messengers and other social apps and sites, such as Weixin/WeChat; (ii) multimedia apps (such as photo, video and live streaming apps), such as Douyin/TikTok, Kuaishou, Bilibili, Xiaohongshu (also known as RedNote), iQiyi, Tencent Video and Youku; and (iii) news apps and sites operated by other major internet companies, including Tencent and Bytedance. In addition, as a media platform in nature, we also compete with traditional media companies for audiences and content.

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

We have incorporated generative AI features into our services for content creators and our user community. We develop tools that streamline content creation and enrich Weibo’s products and content ecosystem. The generative AI tools enable content creators to generate personalized posts in an efficient manner, which align with their unique voice and resonate with their audience. We also offer AI-powered chatbots designed for key opinion leaders and celebrities to automate conversations with their followers. Notably, Weibo Intelligent Search adopts a multi‑model and multi‑agent architecture. It combines our search infrastructure with large language models through a retrieval-augmented generation (RAG) framework, enhancing content comprehension and summarization capabilities while extending search capabilities. This tool enhances user experiences through comprehensive analysis of trending content across thematic dimensions and entity categories, generating structured insights—such as overviews and diverse perspectives—that span all trending topics, celebrities, IPs, and brands. We have also launched the Weibo Intelligent Search AI Assistant service, upgrading our product from single‑turn Q&A to multi‑turn dialogue with continuous interaction. This supports users in achieving more coherent and in‑depth information acquisition and exploration. We believe these AI-driven features will drive higher user engagement, while saving time and resources, and improve the efficiency of operating content creators’ accounts on our platform. We remain committed to advancing these initiatives and offering these tools to more content creators and users.

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

In 2025, we remain dedicated to fulfilling our social responsibilities through leveraging our community and operating our platform in a responsible manner. We expect to publish our 2025 ESG (environmental, social and governance) report in April 2026, which outlines our initiatives and performance in key ESG areas for the fiscal year of 2025. The information contained in our 2025 ESG report is not incorporated by reference into and should not be considered a part of this annual report.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2025, we have registered 384 patents and applied for an additional 26 patents with the PRC State Intellectual Property Office. As of December 31, 2025, we have registered 688 software copyrights with the PRC National Copyright Administration. We have also registered domain names, including weibo.com, weibo.cn and weibo.com.cn. We have obtained an exclusive, perpetual, worldwide and royalty-free license from SINA to use its “”, “” and “” trademarks.

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

The Cyber Security Law, issued by the Standing Committee of the National People’s Congress on November 7, 2016 and was latest amended on October 28, 2025, and became effective on January 1, 2026, requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which was amended on October 28, 2025 with effect from January 1, 2026. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets forth elevated security requirements and strengthened penalties for operators of “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, national security review requirements for any network products or services that may have an impact on national security, synchronized planning and deployment of security technologies during infrastructure construction, establishing dedicated cybersecurity teams with background‑checked key personnel, providing regular cybersecurity training and assessments, implementing disaster‑recovery backups and incident‑response drills, signing security and confidentiality agreements when procuring network products or services, and conducting annual security assessments and reporting the results to authorities. The penalty regime applicable to all network operators, including the operator of “critical information infrastructure”, has also been enhanced, with the maximum fine for violating such obligations increased to RMB10 million. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. Specifically, where a network operator, in violation of Articles 49 or 52 of the Cyber Security Law, fails to stop the transmission of, remove, or otherwise take necessary measures with respect to information whose publication or transmission is prohibited by laws or administrative regulations, fails to retain relevant records, or fails to report such matters to the competent authorities, the competent authorities may order rectification, issue warnings, circulate notices of criticism, and impose fines ranging from RMB50,000 to RMB500,000. Where rectification is refused or the circumstances are serious, higher fines ranging from RMB500,000 to RMB2,000,000 may be imposed, and the competent authorities may further order the suspension of relevant business operations, shutdown of websites or applications, or revocation of relevant business permits or business licenses. In addition, the directly responsible persons in charge and other directly responsible personnel may be fined between RMB50,000 and RMB200,000. Where the foregoing violations cause particularly serious impact or consequences, fines ranging from RMB2,000,000 to RMB10,000,000 may be imposed. The competent authorities may further take the aforesaid administrative measures, and the directly responsible persons in charge and other directly responsible personnel may be fined between RMB200,000 and RMB1,000,000. The Cyber Security Law also provides that the Cyberspace Administration of China and departments, upon discovery of any publication or transmission of information prohibited by laws or administrative regulations, shall request the network operators to stop the transmission, take disposal measures such as deletion, and keep records. The Cyberspace Administration of China will notify other departments to take technological and other measures to block the transmission of any information sourced from outside the territory of China.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, effective from November 1, 2021. The PRC Personal Information Protection Law requires that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall be responsible for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Violations of these rules may result in sanctions and penalties such as orders to correct, suspension or termination of the provision of services, confiscation of illegal income, and fines. Specifically, where violations are serious, the competent authorities may impose administrative fines of up to RMB50,000,000 or up to 5% of the previous year’s turnover, whichever is higher, and may also order the suspension of relevant business operations, suspension of business for rectification, or the revocation of relevant business permits or business licenses. In addition, the directly responsible persons in charge and other directly responsible personnel may be subject to personal fines and, in certain circumstances, disqualification from holding senior management or personal information protection–related positions for a specified period of time.

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

On September 30, 2024, the State Council released the Administrative Measures for Network Data Security, which came into effect on January 1, 2025. The administrative measures provide detailed operational guidelines for the implementation of the PRC Cyber Security Law, Data Security Law, and Personal Information Protection Law. According to the administrative measures, data processors must identify and report the type of important data involved in their business pursuant to relevant guidelines, and processors of important data must adopt specific measures to secure important data, such as designating the personnel and internal management department for network data security and conducting risk assessment and submitting annual risk assessment reports to relevant authorities. Failure to protect important data, including failure to identify and report the type of important data, can lead to administrative penalties, including fines, suspension of business operations, and revocation of business licenses. The administrative measures also require companies processing personal information of 10 million individuals or more to implement additional measures on personal information protection, including, but not limited to, designating the personnel and management body responsible for network data security. In terms of network platform governance, the administrative measures impose compliance obligations on network platform service providers. In particular, such compliance obligations include requiring network platform service providers to oversee the network data security practice of third parties who provide products or services on the platform and imposing legal liabilities when such third parties’ network data processing activities violate applicable laws or the platform rules and causes damage to users. Large network platform operators, defined as those (i) with over 50 million registered users or more than 10 million monthly active users; (ii) having complex business models; and (iii) conducting network data processing activities that may significantly impact national security, economic operations and public welfare, should publish annual social responsibility report on personal information protection, and should not carry out unfair or deceptive practices such as collecting and processing user data through misleading, fraudulent, or coercive means, unjustified restrictions on user data access, and unreasonable differential treatment of users.

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

On December 18, 2025, the Cyberspace Administration of China and the State Administration for Market Regulation jointly issued the Livestreaming E‑commerce Supervision and Administration Measures with effect from February 1, 2026, which provide that, in the context of livestreaming e‑commerce, any AI‑generated human images or videos used shall be clearly labelled and continuously disclosed to consumers. Operators managing or using such AI‑generated characters shall bear corresponding legal liability for violations under such measures.

On November 13, 2025, the China National Intellectual Property Administration amended the Patent Examination Guidelines with effect from January 1, 2026, which reaffirm that inventors must be natural persons and mandate accurate disclosure of all inventors’ identity information, expressly prohibiting the designation of institutions, collectives, or AI systems as inventors. The revised Guidelines further strengthen disclosure requirements for AI‑related inventions by requiring patent specifications to clearly describe model architectures, training processes and key parameters, or to explain how algorithms are combined with specific application scenarios, so as to ensure that the claimed technical solution can be implemented by a person skilled in the art.

On March 20, 2026, the Ministry of Industry and Information Technology together with nine other governmental authorities, released the Artificial Intelligence Technology Ethics Review and Services Measures (Trial), or the Ethics Review Measures which took effect upon the release. The Ethics Review Measures require relevant entities, including universities, research institutions, medical and healthcare institutions and enterprises, to integrate technology ethics requirements throughout the entire lifecycle of artificial intelligence technology activities, and to establish a technology ethics (review) committee if their research involves sensitive fields of sci-tech ethics, while other entities with technology ethics review needs may establish such a committee based on their specific circumstances. The Ethics Review Measures further specify review procedures, documentation requirements and key review considerations.

On April 10, 2026, the Cyberspace Administration of China, together with the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation, promulgated the Interim Measures for the Administration of Artificial Intelligence Anthropomorphic Interaction Services, or the Anthropomorphic Interaction Measures, which will take effect on July 15, 2026. These measures specifically regulate artificial intelligence services provided within the PRC that offer continuous emotional interaction by simulating human personality traits, cognitive patterns and communication styles. The Anthropomorphic Interaction Measures require service providers to take compliance responsibilities by establishing comprehensive management systems covering algorithm governance, technology ethics, content management, cybersecurity and data protection, personal information protection, risk identification and emergency response, as well as by implementing full lifecycle security management for service deployment, operation, updating and termination. The Anthropomorphic Interaction Measures further require service providers to conduct a security assessment and submit an assessment report to the competent provincial‑level cyberspace administration under certain circumstances, including (i) the initial launch of anthropomorphic interaction services or the addition of related functionalities, (ii) material changes to such services resulting from the adoption of new technologies or applications, (iii) where there are more than one million registered users or more than 100,000 monthly active users, (iv) the existence of potential risks that may affect national security or the public interest, and (v) other circumstances as prescribed by the PRC cyberspace administration authorities. Where provincial‑level or higher‑level cyberspace administration authorities notify a service provider to conduct a security assessment, the service provider is required to do so in accordance with the relevant requirements. The regulatory authorities may impose corrective actions, ordering rectification within a prescribed period, warnings, fines, functional restrictions, suspension or termination of relevant services, and other regulatory measures for violation of these measures.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber Security Law imposes breach notification requirements that will apply to breaches involving personal information. On January 23, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, and the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs. On March 28, 2025, the Cyberspace Administration of China adopted the amendment to the Cyber Security Law, which raises the maximum fine for network operators who fail to fulfill their cybersecurity duties to RMB10 million and introduced new legal liabilities including the legal liability for selling or providing network critical equipment and network security specific products that have not been certified for security. Specifically, where a network operator, in violation of Articles 49 or 52 of the Cyber Security Law, fails to stop the transmission of, remove, or otherwise take necessary measures with respect to information whose publication or transmission is prohibited by laws or administrative regulations, fails to retain relevant records, or fails to report such matters to the competent authorities, the competent authorities may order rectification, issue warnings, circulate notices of criticism, and impose fines ranging from RMB 50,000 to RMB 500,000. Where rectification is refused or the circumstances are serious, higher fines ranging from RMB 500,000 to RMB 2,000,000 may be imposed, and the competent authorities may further order the suspension of relevant business operations, shutdown of websites or applications, or revocation of relevant business permits or business licenses. In addition, the directly responsible persons in charge and other directly responsible personnel may be fined between RMB 50,000 and RMB 200,000. Where the foregoing violations cause particularly serious impact or consequences, fines ranging from RMB 2,000,000 to RMB 10,000,000 may be imposed. The competent authorities may further take the aforesaid administrative measures, and the directly responsible persons in charge and other directly responsible personnel may be fined between RMB 200,000 and RMB 1,000,000. On August 22, 2019, the Cyberspace Administration of China issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law enhances the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to the safety of people or property, including information on biometric characteristics, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information processing activities, and adopt necessary measures to safeguard the security of the personal information they process. Failure to comply with the Personal Information Protection Law may subject the personal information processors to orders to correct its operations, suspension or termination of the provision of services, confiscation of illegal income, fines or other penalties. Specifically, where an entity processes personal information in violation of the Personal Information Protection Law, or fails to perform its personal information protection obligations thereunder, the competent authorities may order rectification, issue warnings, confiscate illegal gains, and the suspension or termination of the business. Where rectification is refused, a fine of up to RMB1,000,000 may be imposed and the directly responsible persons in charge and other directly responsible personnel may be fined between RMB10,000 and RMB100,000. Where the foregoing violations are serious, the authorities may order rectification, confiscate illegal gains, and impose a fine of up to RMB50,000,000 or up to 5% of the previous year’s turnover, whichever is higher. The authorities may also order the suspension of relevant business operations or notify the relevant authorities to revoke relevant business licenses. In addition, the directly responsible persons in charge and other directly responsible personnel may be fined between RMB100,000 and RMB1,000,000, and may be prohibited, for a specified period of time, from serving as directors, supervisors, senior management personnel, or persons in charge of personal information protection of the relevant enterprises. On July 7, 2022, the Cyberspace Administration of China promulgated the Outbound Data Transfer Security Assessment Measure, which took effect on September 1, 2022. Pursuant to these measures, a data processor shall apply for security assessment with the competent authority before any outbound data transfer if the transfer involves (i) important data; (ii) personal information transferred overseas by a critical information infrastructure operator and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the Cyberspace Administration of China. Furthermore, on August 31, 2022, the Cyberspace Administration of China promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the Cyberspace Administration of China.

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

Regulations on Anti-Monopoly and Anti-Unfair Competition

On September 2, 1993, the Standing Committee of the National People’s Congress adopted the Anti-Unfair Competition Law of the PRC, which took effect on December 1, 1993, and was amended on April 23, 2019. According to the Anti-Unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-Unfair Competition Law in the production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances. On June 27, 2025, the Standing Committee of the National People’s Congress adopted the amendment to the Anti-unfair Competition Law with effect from October 15, 2025, to strengthen the supervision on unfair competition in cyberspace. Specifically, the amendment provides that operators shall not use data, algorithms, technology or platform rules to disrupt or impede the network products or services provided by other operators. It is also not allowed to obtain and use data from other operators through fraudulent, coercive, or electronic intrusion methods.

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

On December 9, 2025, the State Administration for Market Regulation adopted the amendment to the Provisions on the Prohibition of Monopoly Agreements with effect from February 1, 2026. The amendments clarify the “safe harbor” thresholds for vertical agreements, namely, 5% market share and RMB 100 million turnover for resale‑price‑maintenance agreements, and 15% market share for other vertical agreements.

On January 28, 2026, the State Administration for Market Regulation released the Antitrust Compliance Guidelines for Internet Platform Operators, which took effect on the same day. These guidelines provide the compliance guidance for internet platform operators on identifying, preventing and managing anti‑monopoly risks in platform‑based operations, including risks such as algorithmic collusion, exclusive dealing and discriminatory treatment.

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

On December 26, 2025, eight government authorities including the Cyberspace Administration of China jointly issued the Measures for the Classification of Online Information That May Affect the Physical and Mental Health of Minors, with effect from March 1, 2026. The measures impose a series of obligations on platforms, including, among others, that organizations and individuals that produce, reproduce, publish, or disseminate information that may affect the physical and mental health of minors shall provide a prominent and clear warning before the display of the information. In response to these requirements, we have been improving functionality of our products and will provide appropriate warnings prior to the display of relevant information.

On February 11, 2026, eight government authorities including the Cyberspace Administration of China jointly issued the Measures for Identifying Online Platform Service Providers with a Large Number of Minor Users or Significant Influence on Minors, effective from April 1, 2026. The measures set out criteria and procedures for designating platforms that either host more than ten million registered minor users or one million monthly active minor users, or otherwise exert significant influence on minors based on usage patterns, content coverage, commercial scale, industry relevance, or past compliance issues. Designated platforms are required to proactively apply for identification, conduct self‑assessments, submit reports when requested, and comply with ongoing regulatory oversight. As of the date of this annual report, we have not received any notification from the competent authorities identifying Weibo as such platform service provider.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the State Administration of Radio, Film and Television promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004 and last amended in June, 2025. These measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having radio and television–related professional personnel and working premises appropriate for the scope of the business. Weimeng holds a permit for radio and television program production and operation, with a permitted scope of production and distribution of radio and television programs (excluding political news and similar topics and columns), valid until June 13, 2026.

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

On November 12, 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, pursuant to which live streaming platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. The Notice 78 requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System, and we have completed such registration as requested on August 14, 2025 and is subject to annual renewal. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live streaming rooms. Live streaming platforms for online shows need to manage the hosts and users making virtual gifting based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

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

On April 24, 2025, the National Development and Reform Commission, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Negative List for Market Access (2025 Version), which provides that non-state-capitalized entities shall not engage in live streaming of political, economic, military, diplomatic, major social, cultural, scientific and technological, health, education, sports and other activities and events related to political direction, public opinion orientation and value orientation. The scope of live streaming business under this list is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.

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

On April 24, 2025, the National Development and Reform Commission, and the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Negative List for Market Access (2025 Version), which provides that non-state-capitalized entities shall not conduct the business of news collecting, editing, releasing and reporting. Weibo does not collect, edit, release or report news by itself. Weibo holds an Internet News and Information Service License, which allows it to provide the service of reposting news information and operating a platform to disseminate news information.

Weimeng provides a platform for our users to post news, current topics and social events and it has obtained an Internet News Publication License on July 30, 2025 for providing news republishing and broadcasting platform services, which is valid through July 29, 2028.

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

Patent. The Patent Law was adopted in 1984 and amended in 1992, 2000, 2008 and 2020. The amended version in 2020 came into effect on June 1, 2021. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, nuclear transformation method and substances obtained by the method of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and a term of fifteen years in the case of designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. Furthermore, the Patent Examination Guidelines, amended in November 2025 by the China National Intellectual Property Administration (CNIPA) and effective from January 1, 2026, reaffirm that inventors must be natural persons and mandate accurate disclosure of all inventors’ identity information, expressly prohibiting the designation of institutions, collectives, or AI systems as inventors. The revised Guidelines further strengthen disclosure requirements for AI‑related inventions by requiring patent specifications to clearly describe model architectures, training processes and key parameters, or to explain how algorithms are combined with specific application scenarios, so as to ensure that the claimed technical solution can be implemented by a person skilled in the art.

We have registered 384 patents and applied for 26 patents with the PRC State Intellectual Property Office as of December 31, 2025.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 688 software copyrights as of December 31, 2025.

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

On June 27, 2025, the Standing Committee of the National People’s Congress adopted the amendment to the Anti-unfair Competition Law, with effect from October 15, 2025, to strengthen the supervision on unfair competition in cyberspace. Specifically, the amendment provides that operators shall not use data, algorithms, technology or platform rules to disrupt or impede the network products or services provided by other operators. The operators are also prohibited from obtaining and using data from other operators through fraudulent, coercive, or electronic intrusion methods.

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

The Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Issues Concerning Fund Management for Overseas Listing of Domestic Enterprises, jointly issued by the People’s Bank of China and the SAFE on December 24, 2025, became effective on April 1, 2026. Under this Notice, the People’s Bank of China, the SAFE, and its local branches implement supervision, administration, and inspection over activities related to the overseas listing of domestic companies, including business registration, account opening and use, cross-border receipts and payments, and fund conversion.

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

The capital investments in both Weimeng and Weimeng Chuangke were funded through Weibo Technology and recorded as interest-free loans to the respective shareholders of Weimeng and Weimeng Chuangke. As of December 31, 2025, the total amount of interest-free loans to the shareholders of Weimeng was RMB555.0 million (US$79.4 million) and to the shareholders of Weimeng Chuangke was RMB30.0 million (US$4.3 million). Under various contractual agreements, the shareholders of our consolidated VIEs are required to transfer their ownership in the VIEs to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of our consolidated VIEs are assigned to Weibo Technology. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with each of our consolidated VIEs, under which Weibo Technology provides technical services and other services to these VIEs in exchange for substantially all of their economic benefits. In addition, the shareholders of our consolidated VIEs have pledged their shares in these VIEs as collateral for repayment of loans and payment of fees on technical and other services due to us.

Weibo Technology recognized service fees from all the VIEs in the amount of US$714.8 million, US$712.4 million and US$651.6 million for the years ended December 31, 2023, 2024 and 2025 in consideration for services provided to the VIEs. Net revenues from VIEs and VIEs’ subsidiaries accounted for 87.0%, 86.2% and 85.9% of our net revenues for the years ended December 31, 2023, 2024 and 2025. The contractual arrangements currently in force in relation to Weimeng were first established on October 11, 2010 and certain agreements were subsequently entered into on January 19, 2018. The contractual arrangements currently in force in relation to Weimeng Chuangke were first established on April 9, 2014 and certain agreements were subsequently entered into on February 17, 2020.

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

D.Property, Plants and Equipment

Our headquarters and our principal product development facilities are located in Beijing. As of December 31, 2025, we have leased approximately 81,000 square meters of office premises and operation spaces mainly in Beijing, Shanghai and Zhengzhou. These leases have various expiration dates.

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

Overview

As a leading social media platform for people to create, discover and distribute content in China and the global Chinese communities, Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content creation and distribution. Our MAUs decreased slightly from 598 million in December 2023 to 590 million in December 2024, and 567 million in December 2025, as we have proactively adjusted our user strategy to focus on the acquisition and engagement of high quality users. Our average DAUs increased from 257 million in December 2023 to 260 million in December 2024, and decreased slightly to 252 million in December 2025. The ratio of average DAUs to MAUs increased slightly from 43% in December 2023 to 44% in December 2024, and remained stable at approximately 45% in December 2025.

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

Weibo began monetization in 2012 primarily through the sale of advertising and marketing services and to a lesser extent, through value added services, mainly including membership and game related services. We place great emphasis on product innovation and our steady stream of introductions of new advertisement products has led to solid and healthy revenue growth since our IPO. In recent years, we faced macro and competitive challenges. Our revenues in 2023, 2024 and 2025 were US$1,759.8 million, US$1,754.7 million and US$1,757.2 million, respectively. We had a net income attributable to Weibo’s shareholders of US$342.6 million in 2023, US$300.8 million in 2024 and US$449.0 million in 2025.

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

Investment in Talent. Our employee headcount has decreased from 5,268 as of December 31, 2023 to 4,982 as of December 31, 2024, and increased to 5,651 as of December 31, 2025. Nevertheless, there is still heavy demand in China’s internet industry for talented technical, sales and marketing, management and other personnel with necessary experience and expertise. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including stock-based compensation.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Weibo HK, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will be taxed at the existing 16.5% tax rate. Hong Kong does not impose a withholding tax on dividends. For the years ended December 31, 2024 and 2025, Weibo HK recorded income tax expenses of US$22.1 million and US$43.6 million, respectively, including withholding taxes accrued related to earnings of the Group’s WFOE entities.

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

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are also subject to value-added tax and related surcharges at a combined rate of 6.7%. Our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 1.5% for each of the years ended December 31, 2023, 2024 and 2025, respectively.

Dividends paid by our subsidiaries in China to our intermediary holding company in Hong Kong, Weibo HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a reduced tax rate. If Weibo HK satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority, dividends paid by our subsidiaries in China to Weibo HK will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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

If Weibo Corporation were regarded as a “PRC non-resident enterprise” and Weibo HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, dividends payable by Weibo HK to Weibo Corporation may become subject to 10% PRC dividend withholding tax. Furthermore, the dividends distributed from our subsidiaries in China to Weibo HK will not be subject to dividend withholding tax, and Weibo HK would be subject to PRC enterprise income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

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

	For the Year Ended December 31,
	2023	2024	2025

	(In US$ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	1,344,354	1,315,055	1,289,273
Alibaba	111,608	116,785	173,834
SINA	45,319	25,022	14,311
Other related parties	32,733	41,831	24,212
Subtotal	1,534,014	1,498,693	1,501,630
Value-added services revenues	225,822	255,984	255,586
Total revenues	1,759,836	1,754,677	1,757,216
Costs and expenses:
Cost of revenues(1)	374,279	369,521	421,837
Sales and marketing(1)	461,421	480,791	490,434
Product development(1)	333,628	308,747	324,222
General and administrative(1)	117,574	101,294	55,898
Total costs and expenses	1,286,902	1,260,353	1,292,391
Income from operations	472,934	494,324	464,825
Income (loss) from equity method investments	13,392	(12,170)	76,666
Realized gain (loss) from investments	(766)	261	506
Fair value changes through earnings on investments, net	43,002	18,564	21,258
Investment related impairment and provision	(23,642)	(93,382)	(5,972)
Interest income	118,209	123,336	116,826
Interest expense	(120,070)	(105,397)	(82,442)
Other income (loss), net	(277)	(4,881)	13,929
Income before income tax expenses	502,782	420,655	605,596
Less: income tax expenses	145,287	110,550	144,521
Net income	357,495	310,105	461,075
Less: Net income attributable to non-controlling interests	2,095	2,556	2,968
Accretion to redeemable non-controlling interests	12,802	6,748	9,087
Net income attributable to Weibo’s shareholders	342,598	300,801	449,020

Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	235,560	237,324	238,787
Diluted	239,974	265,241	268,560
Income per ordinary share:
Basic	1.45	1.27	1.88
Diluted	1.43	1.16	1.70
Income per ADS(2):
Basic	1.45	1.27	1.88
Diluted	1.43	1.16	1.70
(1)	Stock-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Cost of revenues	8,933	5,954	3,502
Sales and marketing	16,528	13,041	7,901
Product development	51,441	33,403	18,537
General and administrative	24,229	17,316	12,127
Total	101,131	69,714	42,067
(2)	Each ADS represents one Class A ordinary share.

Revenues

We generate the majority of our revenues from advertising and marketing services, such as social display advertisements, and promoted marketing. We also generate revenues from value-added services to a lesser extent, mainly including membership and game-related services.

2025 Compared to 2024

Our total net revenues were US$1,757.2 million in 2025, relatively flat compared to US$1,754.7 million in 2024.

●	Advertising and Marketing Revenues. Advertising and marketing revenues were US$1,501.6 million in 2025, remaining relatively flat compared to US$1,498.7 million in 2024. The total number of advertisers was 0.4 million in 2025, compared to 0.6 million in 2024, while the average spending per advertiser (excluding Alibaba) increased by 39% from US$2,438 in 2024 to US$3,385 in 2025, both of which were primarily due to the churn of advertisers with relatively lower advertising budgets.

Revenues from advertising customers (excluding Alibaba) decreased by 4% from US$1,381.9 million in 2024 to US$1,327.8 million in 2025, mainly attributable to fierce market competition. Revenues generated from Alibaba increased by 49% from US$116.8 million in 2024 to US$173.8 million in 2025, driven by deeper collaboration between Alibaba and us during key e-commerce marketing windows. The advertising spending from Alibaba highly correlates to its own business operation, especially its marketing strategies, which fluctuates from time to time.

●	Value-added Services Revenues. Value-added services revenues were US$255.6 million in 2025, remaining relatively flat compared to US$256.0 million in 2024.

2024 Compared to 2023

Our total net revenues were US$1,754.7 million in 2024, relatively flat compared to US$1,759.8 million in 2023.

●	Advertising and Marketing Revenues. Advertising and marketing revenues decreased by 2% from US$1,534.0 million in 2023 to US$1,498.7 million in 2024. The total number of advertisers was 0.6 million in 2024, compared to 0.7 million in 2023, while the average spending per advertiser (excluding Alibaba) increased by 14% from US$2,142 in 2023 to US$2,438 in 2024, both of which were primarily due to the churn of advertisers with relatively lower advertising budgets.

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

Costs and Expenses

Our costs and expenses consist of cost of revenues, sales and marketing, product development, and general and administrative expenses, including costs and expenses allocated from SINA during the presented periods. Cost of revenues consists mainly of costs associated with the maintenance of our platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost, advertisement production cost and turnover taxes levied on our revenues. Sales and marketing expenses consist primarily of marketing and promotional expenses, personnel-related expenses, including commissions, outside services fees and stock-based compensation. Product development expenses consist primarily of personnel-related expenses, stock-based compensation, depreciation expense, outside services fees and infrastructure cost incurred for new product development, product enhancements and back-end systems. General and administrative expenses consist primarily of personnel-related expenses, stock-based compensation, professional services fees and provision/reversal of allowance for credit losses.

2025 Compared to 2024

Our costs and expenses increased by 3% from US$1,260.4 million in 2024 to US$1,292.4 million in 2025. We expect our costs and expenses to increase in the absolute amount in the foreseeable future.

●	Cost of Revenues. Cost of revenues increased by 14% from US$369.5 million in 2024 to US$421.8 million in 2025. The increase was primarily due to an increase of US$51.9 million in advertisement production cost, an increase of US$8.6 million in revenue sharing cost, partially offset by a decrease of US$4.2 million in content cost.
●	Sales and Marketing. Our sales and marketing expenses increased by 2% from US$480.8 million in 2024 to US$490.4 million in 2025. The increase mainly resulted from an increase of US$18.3 million in marketing expenses, partially offset by a decrease of US$8.7 million in outside services expenses.
●	Product Development. Our product development expenses increased by 5% from US$308.7 million in 2024 to US$324.2 million in 2025. The increase was mostly attributable to an increase of US$20.5 million in infrastructure cost and an increase of US$9.7 million in staff-related expenses, partially offset by a decrease of US$14.9 million in stock-based compensation expenses.
●	General and Administrative. Our general and administrative expenses decreased by 45% from US$101.3 million in 2024 to US$55.9 million in 2025. The decrease was mostly caused by a decrease of US$44.5 million in bad debt expense, due to the receipt of previous write-off of allowances for credit losses.

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

Investment Related Impairment and Provision

We perform impairment assessments of our investments and determine if an investment is impaired due to the changes in quoted market price or other impairment indicators. For a detailed description of accounting treatment of our investment related impairment and the performance of the investments, see “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F. We recorded US$23.6 million, US$93.4 million and US$6.0 million in investment related impairment and provision charges in 2023, 2024 and 2025, respectively, due to the unsatisfied financial performance of these investments with no obvious upturn or potential financing solutions in the foreseeable future or them incapable of making repayments in accordance with the respective agreements or adverse changes in their regulatory environment.

The impairment charges primarily included (i) an impairment charge of US$15.9 million on an online education company in 2023, (ii) impairment charges of US$30.0 million on a US-based company manufacturing hydrogen-powered autonomous trucks and of US$49.0 million reflecting increased valuation uncertainty that arose in 2024 associated with the extended transaction timeline of a commercial property investment in 2024, and (iii) an impairment charge of US$3.7 million write-off on a company engaging in online literature business in 2025.

Interest Income and Interest Expense

	For the Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Interest income	118,209	123,336	116,826
Interest expense	(120,070)	(105,397)	(82,442)

2025 Compared to 2024

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

Provision of Income Taxes

The following table sets forth the income of Weibo Corporation, its subsidiaries, the VIEs and the VIEs’ subsidiaries as a group before income taxes.

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands, except percentage)
Loss from non-China operations	(145,244)	(148,862)	(1,076)
Income from China operations	648,026	569,517	606,672
Total income before income tax expenses	502,782	420,655	605,596

Income tax expense applicable to non-China operations	45,441	22,671	43,867
Income tax expense applicable to China operations	99,846	87,879	100,654
Total income tax expenses	145,287	110,550	144,521

Effective tax rate for China operations	15.4%	15.4%	16.6%
Effective tax rate for the Group (1)	28.9%	26.3%	23.9%

Note:

(1)Weibo Corporation, its subsidiaries, the VIEs and VIEs’ subsidiaries together are referred to as “the Group.”

We recorded income tax expenses of US$145.3 million, US$110.6 million and US$144.5 million in 2023, 2024 and 2025, respectively. The provision for income taxes for China operations differs from the amounts computed by applying the statutory enterprise income tax rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “High and New Technology Enterprise” during the periods presented. Weibo Technology was entitled to a tax reduction of US$42.2 million, US$38.0 million and US$30.9 million for the “High and New Technology Enterprise” status in 2023, 2024 and 2025, respectively. Furthermore, Weibo Technology and other qualified entities within our group recognized tax benefits of research and development super-deduction of US$22.2 million, US$22.3 million and US$18.2 million in 2023, 2024 and 2025, respectively.

Our loss from non-China operations primarily included stock-based compensation, fair value changes through earnings on investments, investment-related impairment and provision, and interest expenses recorded by our non-China entities. The substantial majority of these items were recognized by our non-China entities in the Cayman Islands, which is a tax free jurisdiction.

2025 Compared to 2024

In 2025, the management revisited our reinvestment plan and expanded the distribution scope from Weibo Technology to all WFOEs under Weibo HK. The increase of income tax expense in 2025 compared to 2024 was due to the US$41.9 million withholding tax accrued by Weibo HK in respect of retained earnings generated by Weibo Technology in 2025 and cumulative retained earnings from its other WFOE entities up to 2025. In 2024, we accrued a $22.1 million withholding tax related to Weibo Technology’s earnings for 2024.

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

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Net cash provided by operating activities	672,820	639,898	519,479
Net cash provided by (used in) investing activities	(736,846)	(246,900)	66,617
Net cash provided by (used in) financing activities	21,690	(1,029,439)	(227,293)
Effect of exchange rate changes on cash and cash equivalents	(63,797)	(57,562)	49,506
Net increase (decrease) in cash and cash equivalents	(106,133)	(694,003)	408,309
Cash and cash equivalents at the beginning of year	2,690,768	2,584,635	1,890,632
Cash and cash equivalents at the end of year	2,584,635	1,890,632	2,298,941

As of December 31, 2023, 2024 and 2025, our total cash, cash equivalents and short-term investments were US$3,225.7 million, US$2,350.5 million and US$2,405.1 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations and issuance of convertible senior notes.

●	The increase in our cash, cash equivalents and short-term investments as of December 31, 2025 compared to that of December 31, 2024, was primarily due to US$519.5 million in cash provided by operating activities, partially offset by net dividends paid to shareholders of US$195.6 million. As of December 31, 2025, our consolidated affiliated entities in mainland China held US$2,028.5 million of cash, cash equivalents and short-term investments, including US$836.9 million held by the VIEs and VIEs’ subsidiaries. The remaining cash and short-term investments balance of US$376.5 million was held by our entities outside mainland China.

●	The decrease in our cash, cash equivalents and short-term investments as of December 31, 2024 compared to that of December 31, 2023, was primarily due to repayment of 2024 Senior Notes of US$800 million and net dividends paid to shareholders of US$194.4 million, partially offset by US$639.9 million in cash provided by operating activities. As of December 31, 2024, our consolidated affiliated entities in mainland China held US$1,488.2 million of cash, cash equivalents and short-term investments, including US$773.3 million held by the VIEs and VIEs’ subsidiaries. The remaining cash and short-term investments balance of US$862.3 million was held by our entities outside mainland China.

We believe that our existing cash, cash equivalents and short-term investments balance as of December 31, 2025 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Operating Activities

Net cash provided by operating activities in 2025 was US$519.5 million. The difference between net cash provided by operating activities and our net income of US$461.1 million in 2025 was primarily due to a non-cash charge of US$59.1 million of depreciation and amortization, a non-cash charge of US$55.9 million deferred income taxes, a non-cash charge of US$42.1 million of stock-based compensation, an increase of US$69.9 million in accounts payable, a decrease of US$26.0 million in prepaid expenses and other current assets, partially offset by a non-cash gain of US$76.7 million from equity method investments, a non-cash reversal of US$32.1 million of allowance for credit losses, a non-cash gain of US$21.3 million from fair value change of investments, an increase of US$36.4 million in other non-current assets and a decrease of US$28.4 million in accrued and other liabilities.

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

Investing Activities

Net cash provided by investing activities in 2025 was US$66.6 million. This was primarily attributable to maturities of bank time deposits and wealth management products of US$1,920.9 million, proceeds from the disposal and refund of prepayment on long-term investments of US$37.5 million, partially offset by purchases of bank time deposits and wealth management products of US$1,760.2 million, cash paid on long-term investments of US$110.1 million, purchase of property and equipment of US$42.4 million.

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

Financing Activities

Net cash used in financing activities in 2025 was US$227.3 million, which primarily consisted of net dividends paid to shareholders of US$195.6 million and purchase of a subsidiary’s shares from non-controlling shareholders of US$22.4 million.

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

Material cash requirements

Our material cash requirements as of December 31, 2025, primarily include our capital expenditures, operating lease obligations, purchase commitments, and obligations under our 2030 Senior Notes, 2027 Loans and 2030 Convertible Notes.

Our capital expenditures primarily consist of purchases of servers, computers, and other office equipment. Our capital expenditures were US$36.8 million in 2023, US$61.5 million in 2024 and US$42.4 million in 2025. We will continue to make capital expenditures to support the operation of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises and operation spaces. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$19.5 million, US$18.5 million and US$18.4 million for the years ended December 31, 2023, 2024 and 2025, respectively. The majority of our operating lease commitments are related to lease agreements for our office and operation spaces in China.

Purchase commitments primarily consist of minimum commitments for marketing activities and internet connection. As of December 31, 2025, our purchase commitments were US$612.1 million.

2030 Senior Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

In August 2022, we signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. Each loan bears a floating rate of interest per annum benchmarked against secured overnight financing rate (SOFR) plus 1.28%. We refer to these together as the 2027 Loans. We have fully withdrawn the US$900 million bullet maturity term loan as of December 31, 2025, and repaid US$100 million bullet maturity term loan in the fourth quarter of 2023. We repaid the US$5 million previously borrowed under the revolving facility in the third quarter of 2025 and subsequently cancelled the revolving facility. The proceeds from the facilities were used for refinancing of the indebtedness existing then, general corporate purposes and payment of transaction related fees and expenses.

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

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the operation of our business.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Holding Company Structure

Weibo Corporation is a holding company that conducts its operations primarily through PRC subsidiaries (WFOE entities), the VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by Weibo Technology and the Company’s other WFOE entities. If Weibo Technology or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, the VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2025, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was US$728.3 million. In the fourth quarter of 2023, Weibo Technology distributed cash dividend of US$406.1 million (in equivalent of RMB2.97 billion) to Weibo Hong Kong Limited, including withholding tax of US$20.5 million paid directly to the PRC tax authorities, based on partial of the accumulated net profits of the WFOE related to the years before 2023. For the year ended December 31, 2024, the WFOE distributed cash dividend of US$401.6 million (in equivalent of RMB2.93 billion) in the fourth quarter of 2024 to Weibo Hong Kong Limited, including withholding tax of US$20.1 million paid directly to the PRC tax authorities, based on the net profits of the WFOE related to the year of 2023. For the year ended December 31, 2025, the management revisited the reinvestment plan and expanded the distribution scope from Weibo Technology to all WFOEs under Weibo HK. Weibo HK accrued withholding tax of US$41.9 million in respect of retained earnings generated by Weibo Technology in 2025 and cumulative retained earnings from its other WFOE entities up to 2025. Earnings from these WFOE entities have been and are expected to continue to be remitted to Weibo HK to satisfy its US dollar requirements for business operations and potential investments. Distributions made by the WFOE to Weibo Hong Kong Limited is subject to a 5% withholding tax under the Enterprise Income Tax Law, due to the tax treaty arrangement between Mainland China and Hong Kong.

C.Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts in protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Allowance for credit losses–Loans to and interest receivable from a related party

Nature of the estimates required. Effective January 1, 2020, we adopted ASC 326: Financial instruments - Credit losses which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

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

For the year ended December 31, 2025, the credit losses on loans to and interest receivable from a related party was nil. For more information regarding expected credit losses and for additional information regarding the allowance for credit losses for loans to and interest receivable from a related party, see “Note 10. Related Party Transactions” and “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

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

We have two reporting units, namely, the advertising and marketing reporting unit and the value-added services reporting unit. As of December 31, 2025, goodwill balance associated with the advertising and marketing reporting unit was US$76.1 million and goodwill balance associated with the value-added services reporting unit was US$93.2 million.

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

Sensitivity Analysis. The estimate of fair value of the reporting units are currently not overly sensitive to our assumptions in these factors. When one of our estimates of revenue growth rates and discount rates decreased or increased by 200 or more basis points while holding all other estimates constant, there would be no impairment.

For the year ended December 31, 2025, a sustained relatively low stock price was deemed as an impairment indicator, and we performed quantitative analyses as of December 31, 2025. A third-party valuation firm was engaged to help management determine the fair value of the two reporting units by applying a discounted cash flow model. We concluded that there was no impairment of goodwill as of December 31, 2025.

Item 6.  Directors, Senior Management and Employees

A.Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Name	Age	Position
Charles Guowei Chao	60	Chairman of the Board of Directors
Hong Du	54	Director
Bo Liu	45	Director
Pochin Christopher Lu	67	Independent Director
Pehong Chen	68	Independent Director
Gaofei Wang	47	Director and Chief Executive Officer
Yan Wang	53	Independent Director
Fei Cao	51	Chief Financial Officer
Wei Wang	52	Chief Operating Officer
Zenghui Cao	48	Senior Vice President, Operation

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

Hong Du has served as our director since January 2014. Since February 2013, Ms. Du has served as SINA’s President and Chief Operating Officer. Ms. Du joined SINA in November 1999 and worked in Business Development until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as the General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, Senior Vice President of Sales and Marketing from February 2007 to February 2008, and Chief Operating Officer from February 2008 to February 2013. Ms. Du is a director of Playtika Holding Corp. (Nasdaq: PLTK) since January 2022. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in Business Administration from Lincoln University.

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

Gaofei Wang has served as our Chief Executive Officer since February 2014 and our director since August 2020. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile division from November 2006 to November 2012. Mr. Wang has served as an independent non-executive director of a Hong Kong Stock Exchange-listed company, Distinct Healthcare Holdings Limited (HKEX: 02677), since February 2026. Mr. Wang is a director of DiDi Global Inc. since June 2021. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.

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

B.Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately US$5.5 million in cash and benefits to our executive officers, and we paid US$0.4 million cash compensation to our eligible non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of March 31, 2026, an aggregate of 6,881,721 options and 209,304 restricted share units were granted and outstanding under the 2014 Plan and the 2023 Plan.

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

The following table summarizes, as of March 31, 2026, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2014 Plan and the 2023 Plan:

	Ordinary Shares
	Underlying
	Outstanding
	Options and
	Restricted		Exercise Price		Expiration
Name	Share Units		(US$/Share)	Grant Date	Date
Charles Chao	300,000		US$21.15	March 16, 2022	March 17, 2029
	300,000		US$2.69	March 12, 2025	March 12, 2032
Hong Du	43,650	(1)	—	August 14, 2025	—
Bo Liu	—		—	—	—
Pehong Chen	14,300	(1)	—	January 6, 2023	—
Pochin Christopher Lu	34,300	(1)	—	March 12, 2025	—
Gaofei Wang	300,000		US$21.15	March 16, 2022	March 17, 2029
	390,000		US$2.69	March 12, 2025	March 12, 2032
Yan Wang	43,650	(1)	—	August 14, 2025	—
Fei Cao	50,000		US$21.15	March 16, 2022	March 17, 2029
	150,000		US$2.69	March 12, 2025	March 12, 2032
Wei Wang	100,000		US$21.15	March 16, 2022	March 17, 2029
	200,000		US$2.69	March 12, 2025	March 12, 2032
Zenghui Cao	40,000		US$32.68	August 14, 2020	August 15, 2027
	50,000		US$21.15	March 16, 2022	March 17, 2029
	40,000		US$3.87	July 6, 2023	July 7, 2030
	40,000		US$2.93	October 31, 2025	November 1, 2032
Other grantees	*(1)		—	From July 27, 2021 to April 12, 2024	—
	*		US$32.68	August 14, 2020	August 15, 2027
	*		US$21.15	March 16, 2022	March 17, 2029
	*		US$3.87	From July 6, 2023 to October 23, 2023	From July 7, 2030 to October 24, 2030
	*		US$2.38	October 17, 2024	October 18, 2031
	*		US$2.69	March 12, 2025	March 12, 2032
	*		US$2.39	July 2, 2025	July 3, 2032
	*		US$2.93	October 31, 2025	November 1, 2032
Total	7,091,025
*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.

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

Board Diversity Matrix (As of March 31, 2026)
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

D.Employees

We had 5,268, 4,982 and 5,651 employees, respectively as of December 31, 2023, 2024 and 2025. Our employees are mainly based in Beijing, Shanghai and Tianjin. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025:

Function:	Number of Employees
Operations	1,392
Sales, customer service and marketing	1,847
Product development	2,173
General administration and human resources	239
Total	5,651

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

From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The staff expenses related to the independent contractors recorded in 2025 was not significant.

We believe that we maintain a good working relationship with our employees and labor union in Beijing, and we have not experienced any material labor disputes.

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026, by:

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

The calculations in the table below are based on 245,672,572 ordinary shares issued and outstanding as of March 31, 2026, comprising of 157,850,548 Class A ordinary shares and 87,822,024 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total	% of Total	Aggregate
	Ordinary	Ordinary	Ordinary	Ordinary	Voting
	Shares	Shares	Shares	Shares(1)	Power(2)
Directors and Executive Officers:**
Charles Chao(3)	920,510	87,822,024	88,742,534	36.1%	62.7%
Hong Du	939,726	—	939,726	0.4%	0.2%
Bo Liu	—	—	—	—	—
Pochin Christopher Lu	51,950	—	51,950	*	*
Pehong Chen	172,626	—	172,626	*	*
Gaofei Wang	1,504,127	—	1,504,127	0.6%	0.4%
Yan Wang	24,950	—	24,950	*	*
Fei Cao	206,501	—	206,501	*	*
Wei Wang	366,528	—	366,528	0.1%	*
Zenghui Cao	216,705	—	216,705	*	*
All directors and executive officers as a group	4,403,623	87,822,024	92,225,647	37.4%	63.4%

Principal Shareholders:
SINA Corporation(4)	—	87,822,024	87,822,024	35.7%	62.5%
Ali WB Investment Holding Limited(5)	67,883,086	—	67,883,086	27.6%	16.1%

Notes:

*	Less than 0.1%.
**	The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2026, by the sum of (i) 245,672,572 which is the total number of ordinary shares outstanding as of March 31, 2026 and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2026.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of March 31, 2026. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

Represents (i) 87,822,024 Class B ordinary shares held by SINA Corporation, (ii) 545,510 Class A ordinary shares in the form of ADSs held by Charles Chao, and (iii) 375,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after March 31, 2026 held by Charles Chao.

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

In January 2025, SINA entered into a facility agreement with, among others, Goldman Sachs Bank USA as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent, under which SINA is entitled to borrow up to US$150 million. This facility agreement refinances in full the US$300 million facility agreement entered into by SINA in March 2023 with, among others, Goldman Sachs Bank USA as mandated lead arranger and bookrunner, and Citicorp International Limited as facility agent and as security agent. Such March 2023 facility agreement has been repaid and discharged in full on March 13, 2025. On March 13, 2025, SINA pledged half of the Class B ordinary shares held by it in our company as at such date in favor of the security agent of the January 2025 facility, which represented 17.9% of our total issued and outstanding shares and 31.3% of our voting power as of March 31, 2025, and might from time to time pledge additional Class B ordinary shares held by it in our company, pursuant to the terms of such share pledge. In the event SINA defaults under the facility agreement governing SINA’s loan, the security agent may exercise its rights and remedies in respect of the pledge, including the right to sell and/or foreclose on the shares subject to the pledge, which potentially could cause a change in control in our company. In December 2025, we became aware that SINA received an adverse judgment in an appraisal proceeding under Section 238 of the Cayman Islands Companies Act in connection with its privatization. SINA has appealed the judgement to the Cayman Islands Court of Appeal, which granted a stay of the enforcement of the judgement and resulting order until the resolution of the appeal. As of the date of this annual report, the outcome of the s.238 appeal remains uncertain. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with SINA—SINA has pledged half of the Class B ordinary shares held by it in our company to secure a syndicate loan and might from time to time pledge additional Class B ordinary shares held by it in our company. The potential default by SINA on the underlying loans or the potential for SINA to pledge additional Class B ordinary shares in our company poses a risk of change in control.”

(5)

Represents (i) 58,883,086 Class A ordinary shares and (ii) 9,000,000 Class A ordinary shares represented by ADSs. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016.

To our knowledge, as of March 31, 2026, we had 36,493,503 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Item 7.  Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

SINA and Ali WB are currently the two largest shareholders of our company. Below are summaries of our relationship with these two shareholders. In December 2025, we became aware that SINA received an adverse judgment in an appraisal proceeding under Section 238 of the Cayman Islands Companies Act in connection with its privatization. SINA has appealed the judgement to the Cayman Islands Court of Appeal, which granted a stay of the enforcement of the judgement and resulting order until the resolution of the appeal. Our board of directors, through a special committee consisting of independent directors, is monitoring the development of this case and assessing the potential impact on our company, pending the outcome of the appeal, including the impact on the shareholding and other relationships and transactions between our company and SINA, and considering any necessary action to be taken to protect the interests of our company. As of the date of this annual report, the outcome of the s.238 appeal remains uncertain.

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

Transactions with SINA

During 2025, we recorded US$36.1 million in revenues billed through SINA to third parties/for services provided to SINA. We had costs and expenses allocated from SINA of US$31.7 million and another US$25.5 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$8.1 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2025, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$39.2 million.

In 2025, we entered into a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations or to meet SINA’s short term capital needs. In 2025, SINA has withdrawn a total of US$753.0 million of loans from us and repaid US$773.5 million to us while we recognized US$10.8 million interest income on the loans to SINA. As of December 31, 2025, the outstanding balance of the loans to and interest receivable from SINA was US$401.9 million.

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

Transactions with Alibaba

During 2025, we recorded US$173.8 million in advertising and marketing revenues from Alibaba and US$29.6 million of cost and expenses for the services provided by Alibaba. As of December 31, 2025, we had a total of US$45.8 million in accounts receivable due from Alibaba.

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

Transactions with Other Related Parties

During 2025, other than revenues generated from SINA and Alibaba, we recorded US$27.5 million in revenues from other related parties and US$31.6 million in cost and expenses for services received from other related parties. As of December 31, 2025, we had outstanding balances related to other related parties of US$39.7 million in accounts receivable, US$30.8 million in accounts payable, and US$5.3 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$544.1 million at annual interest rates ranging from 1% to 6% as of December 31, 2025. These other related parties mainly included an equity investee in real estate business, accounting US$408.3 million, and an investee providing online brokerage services, accounting US$88.5 million of the outstanding balance as of December 31, 2025.

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

On March 12, 2025, we adopted a cash dividend policy. Under the policy, we may choose to declare and distribute a cash dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. Our board of directors has discretion as to whether to make dividend distributions and the amount of such distributions in any particular year, depending on our results of operations and earnings, cash flow, financial condition, capital requirements and other relevant considerations deemed relevant by our board of directors. In accordance with the dividend policy, on the same day, the board of directors of Weibo Corporation approved a cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 9, 2025. For the years ended December 31, 2023, 2024 and 2025, dividends made to Weibo Corporation’s shareholders were US$200.1 million, US$199.4 million and US$200.6 million, respectively.

In March 2026, our board of directors approved an annual cash dividend for the year ended December 31, 2025 of US$0.61 per ordinary share, or US$0.61 per ADS, to holders of the ordinary shares and ADSs of Weibo Corporation, as applicable, as of the close of business on April 17, 2026.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on applicable provisions of the Code, Treasury regulations promulgated thereunder, (the “Treasury Regulations”), and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to change and differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of our individual investment circumstances, including U.S. Holders subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), U.S. Holders that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), U.S. Holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, traders in securities that elect to use the mark-to-market method of accounting, U.S. Holders whose functional currency is not the U.S. dollar or certain former citizens or long-term residents of the United States), all of which may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any considerations relating to state, local, or non-U.S. or any U.S. federal estate, gift, or alternative minimum tax or the Medicare tax on certain net investment income. U.S. Holders should consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations applicable to owning and disposing of our ADSs or Class A ordinary shares.

General

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all substantial decisions or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding our ADSs or Class A ordinary shares should consult their tax advisors regarding the tax considerations applicable to the partnership’s investment in our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets, and goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are treated as owning the VIEs for U.S. federal income tax purposes, and base upon our income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A ordinary shares), it is likely that we will be a PFIC for the taxable year ended December 31, 2025, and that we could continue to be a PFIC for the current and subsequent taxable years. However, PFIC status is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. In addition, the value of our assets, including goodwill, will generally be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate significantly. Furthermore, even if the composition of our assets and income were to change such that we believed that we were not a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could affect whether we are a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. As noted above, based on our income and assets (including unbooked goodwill), as well as the market price of our ADSs and Class A ordinary shares, it is likely that we will be a PFIC for the taxable year ended December 31, 2025, and could continue to be a PFIC for the current and subsequent taxable years. As a result, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions that such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

●	any excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or Class A ordinary shares;
●	amounts allocated to the current taxable year and to any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each a “pre-PFIC year”) will be taxable as ordinary income; and
●	amounts allocated to each taxable year other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect with respect to such holder for the applicable year, and the resulting tax will be increased by an additional tax equal to interest on the tax deemed deferred with respect to each such year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime described above by making a mark-to-market election for such stock. If a U.S. Holder makes a valid mark-to-market election for its ADSs or Class A ordinary shares, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A ordinary shares as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs or Class A ordinary shares at such time. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or Class A ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A ordinary shares in a year that we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such ADSs or Class A ordinary shares. A U.S. Holder’s basis in the ADSs or Class A ordinary shares will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period during which we are not classified as a PFIC.

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

If we are classified as a PFIC, a U.S. Holder will generally be required to file an annual report with the IRS with respect to its investment in our ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we were, are, or become a PFIC, including the inability to make a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

Dividends

As noted above, we will likely be a PFIC for our taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply.

Any distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by such holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits for U.S. federal income tax purposes, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Dividends received on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Any such PRC withholding taxes to the extent not in excess of any reduced rate provided by the Treaty will generally be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to a number of complex limitations. A U.S. Holder that does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction for U.S. federal income tax purposes for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit or a deduction in lieu thereof in light of in their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

As noted above, we will likely be a PFIC for our taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply.

A U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference, if any, between the amount realized on the disposition and such holder’s adjusted tax basis in such ADSs or Class A ordinary shares, both determined in U.S. dollars. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A ordinary shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the U.S. Holder’s ability to claim a foreign tax credit in respect of any foreign tax imposed on the disposition unless the U.S. Holder has other income that is treated as derived from foreign sources.

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

Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollars assuming: (1) projected net income from operation in China equal to the net income of 2025, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollars as of December 31, 2025 and (3) currency fluctuation occurs proportionately over the period:

	Translation
	Adjustments to	Transaction Gain
Change in the Value of RMB Against the U.S. Dollars	Comprehensive Income	/(Loss)

	(In US$ thousands)
Appreciate 2%	69,676	(201)
Appreciate 5%	174,373	(502)
Depreciate 2%	(69,575)	201
Depreciate 5%	(173,741)	502

Interest Rate Risk

Our main interest rate exposure relates to our indebtedness and interest-bearing assets, including cash and cash equivalents, short term investments, and long-term wealth management products. We have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations or our interest expense may increase due to changes in market interest rates.

Investment Risk

As of December 31, 2025, our equity investments totaled US$1,663.3 million. We measure investments in equity securities other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Changes in the basis of these investments are reported in current earnings. We recognized fair value change gain of US$21.3 million in equity securities other than equity method investments for the year ended December 31, 2025.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Investments using measurement alternative methods are investments in privately held companies and limited partnerships. Valuations of our investments in private companies and limited partnerships are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company or limited partnership is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2025, the carrying value of our investments using measurement alternative method was US$291.7 million.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. We recorded US$6.0 million of investment related impairment charges for the year ended December 31, 2025. We are unable to control these factors and an impairment charge we recognized will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2025 totaled US$106.1 million, which were composed of bank time deposits whose original maturities are of greater than three months but less than one year and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2025, we received US$7.8 million payments made by the depository to us.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent auditor and principal accountant for the years ended December 31, 2024 and 2025:

	2024	2025

	(In US$)
Audit Fees(1)	1,428,287	1,427,696
Tax Fees(2)	743,811	551,613
Total	2,172,098	1,979,309
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.
(2)	“Tax Fees” consists of the aggregate fees billed for the professional tax services rendered by our auditor.

The policy of the Audit Committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above. After receiving submissions from the management, the audit committee review and, in its sole discretion, pre-approve all audit and non-audit services. Pre-approval will be made by the audit committee or by one or more members of the audit committee as shall be designated by the audit committee or the chairperson of the audit committee. The person(s) granting such pre-approval shall report it to the audit committee at the next scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2025, our board of directors authorized a share repurchase program under which we may repurchase up to US$200 million of our shares, including in the form of ADS, over the next 12 months, ending on December 31, 2026. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. We did not make any share repurchase in 2025.

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

With the continuous advancement of new technologies and the expansion of business scenarios, we have been steadily enhancing our cybersecurity protection capabilities and privacy protection standards. We have increased investment in the following areas to enhance cybersecurity and data security protection capabilities.

We have continuously strengthened our overall cybersecurity protection capabilities and further improved its in-depth defense system. We have developed key security capabilities including DDoS protection and application-layer security protection, effectively ensuring the stable and efficient operation of its business systems.

To effectively address increasingly severe data security risks, we have continuously invested resources to enhance our data security governance framework. We have established and continuously refined data security management policies and processes to effectively implement security requirements. We have strengthened data security lifecycle management, conducted data processing activities in adherence to the data minimization principle, and focused on enhancing process controls over critical stages such as data usage and external data transfer to mitigate security risks including data leakage and abuse. Meanwhile, we have continued to upgrade our data security technical capabilities by adopting measures including encryption, data pseudonymization, and access controls to improve the security of data processing across our products and services. We have also conducted regular data security training and awareness programs for critical business functions and roles to strengthen employees’ security risk awareness and capabilities, and to protect user data and the company’s data assets.

In terms of certification, Weibo has attained ISO 27001 certification for its information security management system, signifying that its security management complies with internationally recognized authoritative standards.

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

As the top decision-making body for cybersecurity, the Information Security Governance Committee is chaired by the Chief Operating Officer and exercises overall oversight of information security governance.

The Information Security Department performs security management and supervisory functions. All relevant business departments collaborate to implement security measures, continuously improving the overall security posture.

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

4.31

English Translation of Spousal Consent Letter signed by each spouse of the shareholders of Weimeng Chuangke (Filed as Exhibit 4.31 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 22, 2021, and incorporated herein by reference)

4.32

Facilities Agreement relating to US$900,000,000 term loan facility and US$300,000,000 revolving loan facility, dated as of August 22, 2022, between the Registrant and the other parties thereto (Filed as Exhibit 4.33 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 27, 2023, and incorporated herein by reference)

4.33

ADS Lending Agreement, dated as of November 30, 2023, between the Registrant and Goldman Sachs International, as amended. (Filed as Exhibit 4.33 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 25, 2024, and incorporated herein by reference)

8.1

List of Significant Subsidiaries and Principal Variable Interest Entities (Filed as Exhibit 8.1 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 15, 2025, and incorporated herein by reference)

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-194589), filed on March 14, 2014, as amended and incorporated herein by reference)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (Filed as Exhibit 11.2 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 15, 2025, and incorporated herein by reference)

12.1*	Certificate of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certificate of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certificate of principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certificate of principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Kewei Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97.1	Clawback Policy of the Registrant.(Filed as Exhibit 97.1 to the Registrant’s annual report on Form 20-F (File No. 001-36397), filed on April 25, 2024, and incorporated herein by reference)

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104*	Cover Page formatted as Inline XBRL and contained in Exhibit 101
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Weibo Corporation

	By:	/s/ Gaofei Wang
	Name:	Gaofei Wang
	Title:	Director and Chief Executive Officer

Date: April 23, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for credit losses on loans to and interest receivable from a related party

As described in Notes 2 and 10 to the consolidated financial statements, the Company has loans to and interest receivable from a related party, net of allowance for credit losses, of US$408.3 million as of December 31, 2025. Management estimated the allowance for credit losses on loans to and interest receivable from related parties not sharing similar risk characteristics on an individual basis. The significant assumptions used by management when determining the above allowance for credit losses related to the fair values of the assets of the borrowers.

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

Goodwill impairment assessments

As described in Notes 2 and 6 to the consolidated financial statements, the Company’s goodwill balance was US$169.3 million as of December 31, 2025, and the goodwill associated with the advertising and marketing services and value-added services reporting units was US$76.1 million and US$93.2 million, respectively. Management conducted an impairment test at the end of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Management performed quantitative impairment tests as of December 31, 2025. Fair values of the reporting units are estimated by management using the income approach. Management’s income approach for the advertising and marketing services and value-added services reporting units included significant judgments and assumptions related to the revenue growth rates and the discount rates.

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

April 23, 2026

We have served as the Company’s auditor since 2013.

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except number of shares and par value)

		As of December 31,
	Notes	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	3	$1,890,632	$2,298,941
Short-term investments	3	459,852	106,139
Accounts receivable due from third parties, net of allowances of US$20,700 and US$15,780 as of December 31, 2024 and 2025, respectively	8	256,670	314,668
Accounts receivable due from Alibaba, net of allowances of nil and nil as of December 31, 2024 and 2025, respectively	8&10	43,495	45,812
Accounts receivable due from other related parties, net of allowances of nil and nil as of December 31, 2024 and 2025, respectively	8&10	39,589	39,729
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of US$88,500 and US$105,658 as of December 31, 2024 and 2025, respectively)	8&10	348,774	330,356
Amount due from SINA	10	452,769	441,143
Total current assets		3,491,781	3,576,788
Property and equipment, net	8	215,034	282,442
Operating lease assets	5	154,717	153,763
Intangible assets, net	6	109,781	96,293
Goodwill	6	162,223	169,280
Long-term investments	4	1,389,199	1,663,346
Other non-current assets (including loans to and interest receivable from other related parties of US$358,485 and US$438,470 as of December 31, 2024 and 2025, respectively)	8&10	981,764	1,149,274
Total assets		$6,504,499	$7,091,186
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of US$572,936 and US$614,913 as of December 31, 2024 and 2025, respectively) :
Accounts payable		$158,435	$248,977
Accrued and other liabilities	8	640,207	634,447
Operating lease liabilities, short-term	5	12,162	14,045
Income taxes payable		84,690	80,049
Deferred revenues		72,642	78,315
Total current liabilities		968,136	1,055,833
Long-term liabilities
Convertible senior notes	15	320,803	323,944
Unsecured senior notes	15	744,662	745,630
Long-term loans	15	795,311	793,976
Deferred tax liabilities	9	61,052	119,302
Operating lease liabilities, long-term	5	32,580	28,347
Other non-current liabilities		3,069	16,591
Total long-term liabilities		1,957,477	2,027,790
Total liabilities		2,925,613	3,083,623

Commitments and contingencies	16

Redeemable non-controlling interests	17	45,103	32,828

Shareholders’ equity:
Ordinary shares: US$0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized as of December 31, 2024 and 2025, respectively; 244,272 shares (including 156,450 Class A ordinary shares and 87,822 Class B ordinary shares) issued and outstanding as of December 31, 2024; and 245,550 shares (including 157,728 Class A ordinary shares and 87,822 Class B ordinary shares) issued and outstanding as of December 31, 2025.		61	61
Additional paid-in capital		1,504,560	1,551,702
Accumulated other comprehensive loss		(315,801)	(178,360)
Retained earnings		2,293,951	2,547,326
Total Weibo shareholders’ equity		3,482,771	3,920,729
Non-controlling interests		51,012	54,006
Total shareholders’ equity		3,533,783	3,974,735
Total liabilities, redeemable non-controlling interests and shareholders’ equity		$6,504,499	$7,091,186

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars and in thousand for shares, except per share data)

		Year Ended December 31,
	Notes	2023	2024	2025
Revenues:
Advertising and marketing revenues
Third parties		$1,344,354	$1,315,055	$1,289,273
Alibaba	10	111,608	116,785	173,834
SINA	10	45,319	25,022	14,311
Other related parties	10	32,733	41,831	24,212
		1,534,014	1,498,693	1,501,630
Value-added services revenues		225,822	255,984	255,586
Total revenues		1,759,836	1,754,677	1,757,216
Costs and Expenses
Cost of revenues		374,279	369,521	421,837
Sales and marketing		461,421	480,791	490,434
Product development		333,628	308,747	324,222
General and administrative		117,574	101,294	55,898
Total costs and expenses		1,286,902	1,260,353	1,292,391
Income from operations		472,934	494,324	464,825
Income (loss) from equity method investments		13,392	(12,170)	76,666
Realized gain (loss) from investments		(766)	261	506
Fair value changes through earnings on investments, net		43,002	18,564	21,258
Investment-related impairment and provision		(23,642)	(93,382)	(5,972)
Interest income		118,209	123,336	116,826
Interest expense		(120,070)	(105,397)	(82,442)
Other income (loss), net		(277)	(4,881)	13,929
Income before income tax expenses		502,782	420,655	605,596
Less: income tax expenses	9	145,287	110,550	144,521
Net income		357,495	310,105	461,075
Less: Net income attributable to non-controlling interests		2,095	2,556	2,968
Accretion to redeemable non-controlling interests		12,802	6,748	9,087
Net income attributable to Weibo’s shareholders		$342,598	$300,801	$449,020

Net income		$357,495	$310,105	$461,075
Other comprehensive income (loss)
Currency translation adjustments (for which there were no taxes)		(114,683)	(99,325)	139,781
Total comprehensive income		242,812	210,780	600,856
Less: comprehensive income attributable to non-controlling interests and redeemable non-controlling interests		15,291	7,963	14,395
Comprehensive income attributable to Weibo’s shareholders		$227,521	$202,817	$586,461

Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	12	235,560	237,324	238,787
Diluted	12	239,974	265,241	268,560
Income per share:
Basic	12	$1.45	$1.27	$1.88
Diluted	12	$1.43	$1.16	$1.70

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars and in thousand for shares)

						Additional	Other		Non-	Total
		Ordinary Shares		Treasury Stock		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Interests	Equity
Balance at December 31, 2022		237,242	$59	(3,056)	$(57,682)	$1,445,519	$(102,740)	$2,045,094	$14,495	$3,344,745
Issuance of ordinary shares pursuant to stock plan		2,191	1	—	—	—	—	—	—	1
Retirement of repurchase of American depositary shares (“ADSs”)		(3,056)	(1)	3,056	57,682	(57,681)	—	—	—	—
ADS lending arrangement in connection with issuance of convertible senior notes	15	6,234	2	—	—	2,000	—	—	—	2,002
Non-cash stock-based compensation		—	—	—	—	107,883	—	—	—	107,883
Net income before accretion to redeemable non-controlling interests		—	—	—	—	—	—	342,598	2,095	344,693
Changes due to investment in INMYSHOW		—	—	—	—	(71,695)	—	—	—	(71,695)
Contribution from non-controlling interest shareholders		—	—	—	—	3,869	—	—	—	3,869
Purchase of a subsidiary’s shares from non-controlling shareholders		—	—	—	—	(960)	—	—	(3,902)	(4,862)
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	37,071	37,071
Dividends to shareholders	18	—	—	—	—	—	—	(200,136)	—	(200,136)
Currency translation adjustments		—	—	—	—	—	(115,077)	—	394	(114,683)
Balance at December 31, 2023		242,611	61	—	—	1,428,935	(217,817)	2,187,556	50,153	3,448,888
Issuance of ordinary shares pursuant to stock plan		1,661	—	—	—	475	—	—	—	475
Non-cash stock-based compensation		—	—	—	—	75,150	—	—	—	75,150
Net income before accretion to redeemable non-controlling interests		—	—	—	—	—	—	300,801	2,556	303,357
Dissolution of a majority-owned subsidiary		—	—	—	—	—	—	—	(356)	(356)
Dividends to shareholders, net of dividends received from ADS borrower	15&18	—	—	—	—	—	—	(194,406)	—	(194,406)
Currency translation adjustments		—	—	—	—	—	(97,984)	—	(1,341)	(99,325)
Balance at December 31, 2024		244,272	61	—	—	1,504,560	(315,801)	2,293,951	51,012	3,533,783
Issuance of ordinary shares pursuant to stock plan		1,278	—	—	—	821	—	—	—	821
Non-cash stock-based compensation		—	—	—	—	46,321	—	—	—	46,321
Net income before accretion to redeemable non-controlling interests		—	—	—	—	—	—	449,020	2,968	451,988
Distribution to non-controlling interest		—	—	—	—	—	—	—	(2,314)	(2,314)
Dividends to shareholders, net of dividends received from ADS borrower	15&18	—	—	—	—	—	—	(195,645)	—	(195,645)
Currency translation adjustments		—	—	—	—	—	137,441	—	2,340	139,781
Balance at December 31, 2025		245,550	$61	—	$—	$1,551,702	$(178,360)	$2,547,326	$54,006	$3,974,735

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net income	$357,495	$310,105	$461,075
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,509	58,137	59,088
Stock-based compensation	101,131	69,714	42,067
Amortization of operating lease assets	13,792	13,539	14,135
Non-cash compensation cost to non-controlling interest shareholders	11,541	4,644	2,771
Provision (reversal) of allowance for credit losses	19,092	12,343	(32,127)
Deferred income taxes	24,038	17,727	55,874
Foreign currency exchange (gain) loss	9,142	8,294	(4,234)
(Income) loss from equity method investments	(13,392)	12,170	(76,666)
Dividend received from equity method investments	771	1,708	8,513
(Gain) loss on sale of investments	766	(261)	(506)
Fair value changes through earnings on investments, net	(43,002)	(18,564)	(21,258)
Investment-related impairment and provision	23,642	93,382	5,972
Gain on disposal of property and equipment	(444)	(461)	(450)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	8,287	8,484	7,774
Changes in assets and liabilities:
Accounts receivable due from third parties	7,291	70,767	(13,596)
Accounts receivable due from Alibaba	12,321	16,114	(2,324)
Accounts receivable due from other related parties	9,491	(2,406)	1,548
Prepaid expenses and other current assets	6,157	(10,944)	25,965
Other non-current assets	(13,156)	(23,225)	(36,443)
Accounts payable	19,665	397	69,948
Accrued and other liabilities	(197)	6,830	(28,388)
Amount due from SINA	30,741	28,526	(2,840)
Deferred revenues	(1,905)	(613)	2,417
Operating lease liabilities	(9,612)	(9,379)	(10,853)
Income taxes payable	40,656	(27,130)	(7,983)
Net cash provided by operating activities	672,820	639,898	519,479
Cash flows from investing activities:
Purchases of bank time deposits and wealth management products	(755,315)	(1,608,754)	(1,760,226)
Maturities of bank time deposits and wealth management products	585,466	1,410,317	1,920,877
Investment in and prepayment on long-term investments	(602,740)	(79,804)	(110,139)
Proceeds from disposal of/refund of prepayment on long-term investments	347,766	93,158	37,545
Proceeds from disposal of property and equipment	463	588	451
Purchases of property and equipment	(36,772)	(61,469)	(42,368)
Loans to SINA	(1,105,747)	(966,563)	(753,042)
Repayment of loans by SINA	1,071,100	970,877	773,519
Cash paid for acquisitions, net of cash acquired	(243,385)	(5,250)	—
Return of prepayment to agent for share repurchase	2,318	—	—
Net cash provided by (used in) investing activities	(736,846)	(246,900)	66,617
Cash flows from financing activities:
Proceeds from employee options exercised	1	444	844
Proceeds from long-term loans, net of issuance costs	4,982	—	—
Repayment of long-term loans	(100,000)	—	(5,000)
Repayment of unsecured senior notes	—	(800,000)	—
Proceeds from convertible senior notes, net of issuance costs	321,707	(1,750)	—
Proceeds from ADS lending arrangement in connection with issuance of convertible senior notes	2	—	—
Purchase of a subsidiary’s shares from non-controlling shareholders	(4,871)	(33,376)	(22,379)
Dividends paid to shareholders, net of dividends received from ADS borrower	(200,131)	(194,401)	(195,644)
Cash paid to non-controlling interest shareholders due to dissolution of a subsidiary	—	(356)	—
Distribution to non-controlling interest shareholders	—	—	(5,114)
Net cash provided by (used in) financing activities	21,690	(1,029,439)	(227,293)
Effect of exchange rate changes on cash and cash equivalents	(63,797)	(57,562)	49,506
Net increase (decrease) in cash and cash equivalents	(106,133)	(694,003)	408,309
Cash and cash equivalents at the beginning of the year	2,690,768	2,584,635	1,890,632
Cash and cash equivalents at the end of the year	$2,584,635	$1,890,632	$2,298,941
Supplemental disclosures of cash flow information:
Cash paid for interest expenses on convertible senior notes, unsecured senior notes and long-term loans	$(111,231)	$(111,637)	$(75,309)
Cash paid for income taxes	$(79,476)	$(119,701)	$(94,416)
Non-cash investing and financing activities
Property and equipment in accounts payable	$4,179	$4,645	$17,121
Unpaid consideration for other acquisitions	$5,674	$—	$—

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

Total costs and expenses allocated from SINA were as follows:

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Cost of revenues	$12,313	$9,835	$5,547
Product development	6,850	7,042	8,202
General and administrative	17,320	16,280	17,975
	$36,483	$33,157	$31,724

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

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2024 and 2025, the total amounts of interest-free loans to the VIEs’ shareholders were US$80.2 million and US$83.6 million, respectively. The VIEs and VIEs’ subsidiaries had accumulated deficit of US$117.3 million and income of US$14.0 million as of December 31, 2024 and 2025, respectively, which were included in the Group’s consolidated financial statements.

1. Operations (Continued)

Consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets and consolidated statements of comprehensive income:

	As of December 31,
	2024	2025

	(In US$ thousands)
Cash and cash equivalents	$678,562	$757,963
Short-term investments	94,770	78,918
Accounts receivable	315,354	382,712
Prepaid expenses and other current assets	168,186	187,900
Amount due from (to) SINA	(2,357)	4,218
Property and equipment, net	1,276	55,205
Operating lease assets	20,922	26,537
Intangible assets, net	109,577	96,081
Goodwill	162,223	169,280
Long-term investments	238,142	389,262
Other non-current assets	166,591	63,550
Total assets	$1,953,246	$2,211,626

Accounts payable	$114,034	$183,768
Accrued and other liabilities	389,208	356,918
Income taxes payable	27,439	28,352
Deferred revenues	38,066	40,202
Amount due to the subsidiaries of the Group	1,325,148	1,398,290
Operating lease liabilities	25,304	31,600
Deferred tax liabilities	22,558	39,036
Other non-current liabilities	3,069	16,591
Total liabilities	1,944,826	2,094,757

Redeemable non-controlling interests	45,103	32,828

Total shareholders’ equity (deficit)	(36,683)	84,041

Total liabilities, redeemable non-controlling interests and shareholders’ equity	$1,953,246	$2,211,626

1. Operations (Continued)

Consolidation (Continued)

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Total revenues	$1,531,675	$1,512,278	$1,509,928
Net income	$25,343	$8,220	$131,201

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Net cash provided by operating activities	$159,891	$202,668	$60,922
Net cash provided by (used in) investing activities	$88,119	$(75,876)	$(22,453)
Net cash provided by (used in) financing activities	$(260,289)	$(56,719)	$10,127

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to US$202.5 million and US$210.9 million as of December 31, 2024 and 2025, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was US$6.6 million, US$6.7 million and US$7.7 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

These VIE agreements provide Weibo Technology with the power to direct the activities that most significantly affect the economic performance of the Group’s consolidated VIEs and enable the Group to receive substantially all of the economic benefits generated by them. For the years ended December 31, 2023, 2024 and 2025, the total amount of service fees that Weibo Technology charged to Weimeng under these service agreements and trademark license agreement was US$714.8 million, US$712.4 million and US$651.6 million, respectively, which were based on the actual cost incurred from providing the services and the operations of Weimeng and eliminated on consolidation level.

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

Revenue disaggregated by revenue source for the years ended December 31, 2023, 2024 and 2025 consists of the following:

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Advertising and marketing revenues
Revenues from advertisers signing contracts with the Group directly	$437,276	$487,306	$559,339
Revenues from advertising agencies	1,096,738	1,011,387	942,291
	1,534,014	1,498,693	1,501,630
Value-added services revenues	225,822	255,984	255,586
Total revenues	$1,759,836	$1,754,677	$1,757,216

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. Deferred revenues related to unsatisfied performance obligations at the end of the period are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as membership, and virtual currency or in-game virtual items sold for game related services. The deferred revenues are recognized based on customers’ consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period was US$49.9 million, US$50.9 million and US$49.5 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

2. Significant Accounting Policies (Continued)

Revenue recognition (Continued)

Advertising and marketing revenues (Continued)

The Group’s majority revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. The agency rebates are accounted for as variable consideration and are estimated during interim periods based on estimated annual revenue volume of each individual agent with reference to their historical results, which involves accounting judgment. The Group believes its estimation approach in variable consideration results in revenue recognition in a manner consistent with the underlying economics of the transaction and the true ups and adjustments were immaterial for the periods presented.

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combinations of services to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition, but were not material for the periods presented. Contracts with customers of online advertising may require cooperation from third parties. The Group pays a predetermined portion of revenues earned from advertising contracts to the third parties such as key opinion leaders who participate in advertising and promotion activities by monetizing their social assets. The Group has determined that it is the principal in these transactions, as it has primary responsibility for fulfilling all the obligations related to advertising contracts. The Group has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Group records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, mainly including membership and game-related services. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

Membership. Membership mainly includes a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Game-related services. Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Group’s platform, including items, avatars, skills, privileges or other in game consumables, features or functionality, within the games. The Group’s performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. Each virtual item is considered as a distinctive performance obligation. The satisfaction of the Group’s performance obligation is dependent on the nature of the virtual item purchased and as a result, the Group categorizes most of its virtual items as consumable. Consumable virtual items represent items that can be consumed by a specific user action (e.g. a one-time gift to other players). Common characteristics of consumable virtual items may include items that do not provide the user any continuing benefit following consumption. For the sale of consumable virtual items, the Group recognizes revenue as the items are consumed. The Group collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. For games co-operated with third-parties, revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the third-parties for games in which the Group is not acting as the principal in fulfilling all obligations. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

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

Sales and marketing expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, the advertising and promotional expenses were US$302.3 million, US$319.8 million and US$338.1 million, respectively.

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

Uncertain tax positions. To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more likely than not of being realized upon settlement.

Short-term investments

Short-term investments represent bank time deposits whose original maturities are of greater than three months but less than one year and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and re-measured these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income. As of December 31, 2025, a small portion of cash was restricted temporarily under certain short-term investments purchase contracts.

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

2. Significant Accounting Policies (Continued)

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Office building (SINA Plaza) is amortized over 45 years and office building related facilities are amortized over 20 years. Depreciation expenses were US$39.2 million, US$36.8 million and US$41.3 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Foreign currency

The Company’s reporting currency and functional currency is the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income as a component of shareholders’ equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

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

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025 were loss of US$114.7 million, loss of US$99.3 million and income of US$139.8 million, respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded for the years ended December 31, 2023, 2024 and 2025 were loss of US$9.1 million, loss of US$8.3 million and gain of US$4.2 million, respectively.

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

As of December 31, 2024 and 2025, the Group had US$1.6 billion and US$2.2 billion, respectively, in cash and cash equivalents and short-term investments, such as bank time deposits, with large domestic banks in China. The terms of these deposits are, in general, up to twelve months. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws. The Group’s total cash and cash equivalents and short-term investments held at two Chinese financial institutions, representing 36% and 20% of the Group’s total cash and cash equivalents and short-term investments as of December 31, 2025.

No customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 37%, 35% and 32% of the Group’s revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consist of amounts due from advertising agencies and direct customers. Alibaba accounted for 13% and 11% of the Group’s net accounts receivable as of December 31, 2024 and 2025, respectively. Another related-party customer accounted for 11% and 10% of the Group’s net accounts receivable as of December 31, 2024, and 2025, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2024 and 2025, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was US$1,487.6 million and US$2,039.6 million, accounting for 63% and 85% of the Group’s total cash, cash equivalents and short-term investments balance at the respective dates. As of December 31, 2024 and 2025, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was US$336.8 million and US$396.7 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2024 and 2025, the Group’s current liabilities balance denominated in RMB was US$947.7 million and US$1,028.9 million, accounting for almost all of its total current liabilities balance. The Group may experience economic losses and negative impacts on earnings and equity, as well as translation risk, because of exchange rate fluctuations of the RMB against the U.S. dollars. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the necessary administrative procedures on a timely basis to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220) - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which was subsequently amended with ASU No. 2025-01 to clarify the effective date. ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption is permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

2. Significant Accounting Policies (Continued)

Recent accounting pronouncements (Continued)

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years with early adoption is permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, including interim periods within those fiscal years with early adoption is permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of December 31,
	2024	2025

	(In US$ thousands)
Cash and cash equivalents:	$1,890,632	$2,298,941
Short-term investments:
Bank time deposits	389,905	29,222
Wealth management products	69,947	76,917
Subtotal	459,852	106,139
Total cash, cash equivalents and short-term investments	$2,350,484	$2,405,080

The carrying amounts of cash, cash equivalents and short-term investments approximate the fair value.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Equity Securities		Equity Securities With
	Without Readily		Readily Determinable
	Determinable Fair Values	Equity Method	Fair Values	Total

	(In US$ thousands)
Balance at December 31, 2022	$196,579	$557,501	$239,550	$993,630
Investments made/transfers from prepayments	70,864	303,845	—	374,709
Income from equity method investments, net	—	13,392	—	13,392
Dividend declared from equity method investments	—	(4,683)	—	(4,683)
Disposal of investments	(3,463)	(14,250)	—	(17,713)
Changes from measurement alternative to consolidation (Note 6)	(43,988)	—	—	(43,988)
Reclassification of equity investment with readily determinable fair value to equity-method investment	—	153,407	(153,407)	—
Impairment on investments	(25,706)	—	—	(25,706)
Fair value change through earnings	10,877	—	32,125	43,002
Currency translation adjustment	(3,873)	(8,384)	—	(12,257)
Balance at December 31, 2023	201,290	1,000,828	118,268	1,320,386
Investments made/transfers from prepayments/other non-current assets	136,985	25,838	—	162,823
Loss from equity method investments, net	—	(12,170)	—	(12,170)
Dividend declared from equity method investments	—	(10,269)	—	(10,269)
Disposal of investments	(2,228)	(21,811)	—	(24,039)
Impairment on investments	(38,689)	—	—	(38,689)
Fair value change through earnings	—	—	18,564	18,564
Currency translation adjustment	(1,383)	(26,024)	—	(27,407)
Balance at December 31, 2024	295,975	956,392	136,832	1,389,199
Investments made/transfers from prepayments/other non-current assets	357	186,038	—	186,395
Income from equity method investments, net	—	76,666	—	76,666
Dividend declared from equity method investments	—	(12,807)	—	(12,807)
Disposal of investments	(522)	(23,460)	—	(23,982)
Impairment on investments	(5,972)	—	—	(5,972)
Fair value change through earnings	—	—	21,258	21,258
Currency translation adjustment	1,854	30,735	—	32,589
Balance at December 31, 2025	$291,692	$1,213,564	$158,090	$1,663,346

4. Long-term Investments (Continued)

For the years ended December 31, 2023, 2024 and 2025, the Group invested in private companies totaling US$70.9 million, US$137.0 million and US$0.4 million, respectively, which were accounted for under investments without readily determinable fair values. These investments were primarily to further expand and strengthen the Group’s ecosystem and mainly included a follow - on investment of US$40.0 million in a company providing online brokerage services during 2023 and a US$127.0 million investment in a media company focusing on providing financial information in 2024. The Group also recognized investments of US$303.8 million,US$25.8 million and US$186.0 million in companies, which were accounted for under equity method, for the years ended December 31, 2023, 2024 and 2025, respectively. These investments mainly included US$230.8 million investment in INMYSHOW Digital Technology (Group) Co., Ltd. (“INMYSHOW”, a Shanghai Stock Exchange listed company, providing social and new media marketing services) in 2023, and several investment funds in 2023 to 2025, respectively. In March 2023, the Group purchased all equity interests in ShowWorld HongKong Limited, a shareholder of INMYSHOW. As the shares of INMYSHOW was the only asset held by ShowWorld HongKong Limited, the transaction was considered an asset acquisition. Furthermore, as the Group and ShowWorld HongKong Limited are under the common control of SINA, the transaction was considered an asset acquisition under common control. According to ASC 805-50, for a transfer of assets between entities under common control, the acquirer entity shall initially measure the assets and liabilities transferred at their carrying values in the accounts of the transferring entity. Therefore, the newly acquired shares of INMYSHOW was recorded in the Group’s consolidated balance sheets using their carrying value at SINA’s, and the difference between the consideration paid by the Group and the carrying value of US$230.8 million of the assets was recognized in additional paid-in capital as a distribution on the acquisition date. Immediately following this transaction and together with the Group’s existing shareholding in INMYSHOW, the Group held in the aggregate approximately 26.57% of the total issued shares of INMYSHOW. Consequently, the Group reclassified its investment in INMYSHOW from equity securities with readily determinable fair values to equity method.

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

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of December 31, 2024 and 2025, respectively, including cumulative upward and downward adjustments made to the initial cost basis of the securities.

Cumulative Results
(In US$ thousands)
Initial cost basis	$824,481
Upward adjustments	92,736
Downward adjustments	(618,408)
Foreign currency translation	(2,834)
Total carrying value at December 31, 2024	$295,975

Initial cost basis	$824,316
Upward adjustments	92,736
Downward adjustments	(624,380)
Foreign currency translation	(980)
Total carrying value at December 31, 2025	$291,692

4. Long-term Investments (Continued)

The Group assessed or engaged third-party valuation firms to help the management assess the fair value of certain investments, using Level 3 of fair value measurement and concluded that impairment was warranted for those investments at the year-end. Thus, the Group recognized US$38.7 million and US$6.0 million impairment charges to investments without readily determinable fair value for the years ended December 31, 2024 and 2025, respectively. The impairment charges mainly included a US$30.0 million impairment on a US-based company manufacturing hydrogen-powered autonomous trucks in 2024 and a US$3.7 million write-off on a company engaging in online literature business in 2025 due to their negative financial performance with no obvious upturn or potential financing solutions in the foreseeable future or adverse changes in their regulatory environment.

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classified the valuation techniques that use these inputs as Level 1 of fair value measurements. The Group records the investment in Didi Global Inc. (“Didi”), a company operating a mobility technology platform, under equity securities with readily determinable fair values and recognized a fair value change gain of US$18.6 million and US$21.3 million in 2024 and 2025, respectively.

The following table shows the carrying amount and fair value of the marketable securities:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

	(In US$ thousands)
Didi	$142,000	$—	$(5,168)	$136,832
December 31, 2024	$142,000	$—	$(5,168)	$136,832

Didi	$142,000	$16,090	$—	$158,090
December 31, 2025	$142,000	$16,090	$—	$158,090

For the year ended December 31, 2025, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The condensed financial information of the Group’s equity method investments is summarized as a group as follow:

	Year ended December 31,
	2023	2024	2025

	(In US$ thousands)
Operating data:
Revenue	$850,102	$744,438	$724,635
Gross profit	$298,736	$159,383	$248,742
Income (loss) from operations	$12,153	$(35,142)	$261,453
Net income (loss)	$8,188	$(72,168)	$226,200
Net income (loss) attributable to the investees’ shareholders	$9,856	$(68,129)	$227,062

	As of December 31,
	2024	2025

	(In US$ thousands)
Balance sheet data:
Current assets	$1,833,099	$2,105,598
Non-current assets	$2,770,207	$3,388,111
Current liabilities	$1,310,409	$1,297,642
Long-term liabilities	$4,230	$168,023
Non-controlling interests	$(4,121)	$(2,387)

4. Long-term Investments (Continued)

The Group recorded investment-related impairment and provision of US$23.6 million, US$93.4 million and US$6.0 million for the years ended December 31, 2023, 2024 and 2025, respectively, due to various adverse factors affecting the performance of the investees that arose in the respective periods. The impairment charges recorded in 2023 mainly included a US$15.9 million write-off on an online education company. The impairment charges recorded in 2024 included a US$30.0 million impairment on a US-based company manufacturing hydrogen-powered autonomous trucks due to adverse changes in its regulatory environments, and a US$49.0 million impairment reflecting increased valuation uncertainty that arose in 2024 associated with the extended transaction timeline of a commercial property investment. The impairment charges recorded in 2025 mainly included a US$3.7 million write-off on a company engaging in online literature business.

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

The components of lease cost for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Operating lease cost	$15,824	$15,348	$15,314
Short-term lease cost	3,675	3,105	3,071
Total lease cost	$19,499	$18,453	$18,385

5. Leases (Continued)

Other information related to leases was as follows:

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Supplemental Cash Flows Information:
Cash paid for operating leases	$(12,246)	$(11,936)	$(12,959)
Operating lease assets obtained in exchange for operating lease liabilities	$1,378	$10,756	$6,360

Maturities of lease liabilities under operating leases as of December 31, 2025 were as follows:

Year Ended December 31,	(In US$ thousands)
2026	$14,170
2027	5,878
2028	4,597
2029	3,688
2030	2,435
Thereafter	21,584
Total future payments for recognized leasing assets	52,352
Less: imputed interest	9,960
Total lease liabilities	$42,392

As of December 31, 2025, operating leases recognized in lease liabilities have average remaining lease terms of 10.5 years and weighted-average discount rate of 4.8%.

6. Goodwill, Intangible Assets and Acquisitions

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

The acquisition completed in 2023 individually contributed immaterial amounts to revenues and net income for 2023. Since it did not have a material impact on the Group’s consolidated financial statements, pro forma disclosures have not been presented. Apart from what have been disclosed above, there was no other acquisitions during the years ended December 31, 2023, 2024 and 2025, respectively.

The following sets forth the changes in the Group’s goodwill by reporting units:

	Advertising &	Value-added
	Marketing	services	Total

	(In US$ thousands)
Balance as of December 31, 2022	$77,161	$42,990	$120,151
Acquisition of Yunrui	—	48,669	48,669
Currency translation adjustment	(2,331)	(53)	(2,384)
Balance as of December 31, 2023	74,830	91,606	166,436
Currency translation adjustment	(1,894)	(2,319)	(4,213)
Balance as of December 31, 2024	72,936	89,287	162,223
Currency translation adjustment	3,172	3,885	7,057
Balance as of December 31, 2025	$76,108	$93,172	$169,280

6. Goodwill, Intangible Assets and Acquisitions (Continued)

The Group performs at least annually a qualitative analysis on the goodwill arising from acquisitions taking into consideration the events and circumstances, including consideration of macroeconomic factors, industry and market conditions, share price of the Group, and overall financial performance, in addition to other entity-specific factors. During the years ended December 31, 2023, 2024 and 2025, a sustained relatively low share price was noted by the Group and deemed as an impairment indicator of the goodwill. The Group performed quantitative analysis as of December 31, 2023, 2024 and 2025, respectively. A third-party valuation firm was engaged to help the management determine the fair value of the two reporting units by applying income approach. Significant assumptions in estimating the fair value of reporting units included revenues remaining flat and discount rates of 17% in projection period. In order to assess the impact of changes in certain significant assumptions, which could materially affect the determination of the fair value of each reporting unit, the Group also performed a sensitivity analysis by decreasing the revenue growth rates and increasing the discount rates. The analysis still resulted in the fair value of each reporting unit exceeding the carrying value by a sufficient amount. The Group further reconciled its estimated fair value of reporting units to its market capitalization and considered that the two reporting units’ carrying value would still be lower after a reasonable control premium is applied to the market capitalization. Therefore, the Group concluded that there was no impairment of goodwill as of December 31, 2023, 2024 and 2025, respectively.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2024			As of December 31, 2025
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In US$ thousands)			(In US$ thousands)
Game related	$132,762	$(56,156)	$76,606	$138,537	$(72,277)	$66,260
Technology	10,327	(3,569)	6,758	10,776	(4,533)	6,243
Trademark and domain name	24,738	(8,063)	16,675	25,814	(11,000)	14,814
Others	23,293	(13,551)	9,742	24,306	(15,330)	8,976
Total	$191,120	$(81,339)	$109,781	$199,433	$(103,140)	$96,293

The amortization expense for the years ended December 31, 2023, 2024 and 2025 was US$19.3 million, US$21.3 million and US$17.8 million, respectively. As of December 31, 2025, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In US$ thousands)
2026	$18,238
2027	17,959
2028	17,630
2029	17,031
2030	15,073
Thereafter	10,149
Total expected amortization expense *	$96,080
*	The table above excludes US$0.2 million of indefinite-lived intangible assets which was included in the category of others.

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

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Year Ended December 31,
	2023*	2024*	2025*

	(In US$ thousands)
Cost of revenues	$8,933	$5,954	$3,502
Sales and marketing	16,528	13,041	7,901
Product development	51,441	33,403	18,537
General and administrative	24,229	17,316	12,127
	$101,131	$69,714	$42,067
*

Excluded non-cash stock-based compensation of US$8.1 million, US$6.8 million and US$5.0 million to SINA employees charged through Amount due from SINA for the years ended 2023, 2024 and 2025, respectively.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2022	3,563
Addition	10,000
Granted*	(3,971)
Cancelled/expired/forfeited	351
December 31, 2023	9,943
Addition	—
Granted*	(157)
Cancelled/expired/forfeited	1,882
December 31, 2024	11,668
Addition	—
Granted*	(2,619)
Cancelled/expired/forfeited	1,876
December 31, 2025	10,925

*For the years ended December 31, 2023, 2024 and 2025, 1.8 million, 0.1 million and 0.2 million restricted share units were granted, respectively. Options of 2.2 million, 0.1 million and 2.5 million were granted during the years ended 2023, 2024 and 2025, respectively.

7. Stock-Based Compensation (Continued)

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)	(In US$)	(In years)	(In US$ thousands)
December 31, 2022	3,019	$22.51	6.0	$—
Granted	2,187	$3.87
Exercised	—	$—
Cancelled/expired/forfeited	(98)	$22.07
December 31, 2023	5,108	$14.54	5.7	$15,390
Granted	88	$2.38
Exercised	(122)	$3.87
Cancelled/expired/forfeited	(144)	$13.81
December 31, 2024	4,930	$14.61	4.7	$11,887
Granted	2,469	$2.80
Exercised	(213)	$3.84
Cancelled/expired/forfeited	(219)	$16.94
December 31, 2025	6,967	$10.68	4.7	$29,733

Vested and expected to vest as of December 31, 2024	4,673	$14.80	4.7	$11,031
Exercisable as of December 31, 2024	2,319	$19.69	4.2	$2,309

Vested and expected to vest as of December 31, 2025	6,666	$10.92	4.6	$27,862
Exercisable as of December 31, 2025	3,132	$18.20	3.4	$4,597

The total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 was nil, US$0.6 million and US$1.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2024 and 2025 was US$9.55 and US$10.22, respectively. Cash received from the exercise of stock options during the years ended December 31, 2023, 2024 and 2025 was nil, US$0.4 million and US$0.8 million, respectively. As of December 31, 2024 and 2025, unrecognized compensation cost (adjusted for estimated forfeitures), related to non-vested stock options granted to the Company’s employees and directors was US$19.4 million and US$19.6 million, respectively. As of December 31, 2025, total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.6 years and may be adjusted for future changes in estimated forfeitures.

7. Stock-Based Compensation (Continued)

Stock Options (Continued)

Information regarding stock options outstanding is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)	(In US$)	(In thousands)	(In US$)	(In years)
As of December 31, 2024
US$ 32.68	316	$32.68	316	$32.68	2.6
US$ 21.15	2,545	$21.15	1,597	$21.15	4.2
US$ 0.01-US$ 3.87	2,069	$3.81	406	$3.87	5.6
	4,930	$14.61	2,319	$19.69	4.7
As of December 31, 2025
US$ 32.68	279	$32.68	279	$32.68	1.6
US$ 21.15	2,441	$21.15	2,134	$21.15	3.2
US$ 0.01-US$ 3.87	4,247	$3.22	719	$3.83	5.7
	6,967	$10.68	3,132	$18.20	4.7

The fair value of the options granted during the years ended December 31, 2023, 2024 and 2025 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

	For the years ended December 31,
	2023	2024	2025
Fair value of ordinary shares (US$)	11.51-13.1	7.03	4.85-5.67
Expected volatility range	54.77%-55.77%	55.25%	52.78%-53.77%
Risk-free interest rate (per annum)	4.42%-4.82%	3.90%	3.69%-4.07%
Expected dividend yield	—	—	7.53%-7.97%
Expected term (in years)	4.66	4.66	4.66

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

7. Stock-Based Compensation (Continued)

Restricted Share Units

Summary of Performance-Based Restricted Share Units with Market Condition

The following table sets forth a summary of performance-based restricted share unit activities with market condition:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2022	1,640	$8.43
Awarded	1,640	$9.66
Vested	—	$—
Cancelled	—	$—
December 31, 2023	3,280	$9.04
Awarded	—	$—
Vested	—	$—
Cancelled	(1,640)	$8.43
December 31, 2024	1,640	$9.66
Awarded	—	$—
Vested	—	$—
Cancelled	(1,640)	$9.66
December 31, 2025	—	$—

As of December 31, 2024 and 2025, unrecognized compensation cost (adjusted for estimated forfeitures) was both nil, which was related to non-vested performance-based restricted share units with market condition granted to the Company’s management. No share was vested during the year ended December 31, 2023, 2024 and 2025, respectively.

7. Stock-Based Compensation (Continued)

Restricted Share Units (Continued)

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)	(In US$)
December 31, 2022	5,110	$43.71
Awarded	144	$17.27
Vested	(2,191)	$43.04
Cancelled	(253)	$38.66
December 31, 2023	2,810	$43.37
Awarded	69	$8.06
Vested	(1,539)	$42.96
Cancelled	(98)	$42.21
December 31, 2024	1,242	$41.99
Awarded	150	$11.21
Vested	(1,065)	$44.63
Cancelled	(17)	$36.75
December 31, 2025	310	$18.37

As of December 31, 2024 and 2025, unrecognized compensation cost (adjusted for estimated forfeitures) was US$29.6 million and US$2.9 million, respectively, which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. As of December 31, 2024 and 2025, this cost is expected to be recognized over a weighted-average period of 0.9 years and 2.1 years, respectively. The total fair value based on the grant date of the restricted share units vested was US$94.3 million, US$66.1 million and US$47.5 million for the years ended December 31, 2023, 2024 and 2025, respectively.

8. Other Balance Sheets Components

	As of December 31,
	2024	2025

	(In US$ thousands)
Accounts receivable, net:
Due from third parties	$277,370	$330,448
Due from Alibaba	43,495	45,812
Due from other related parties	39,589	39,729
Total gross amount	360,454	415,989

Allowance for credit losses:
Balance at the beginning of the year	(54,557)	(20,700)
(Additional provision charged to) reversal of expenses, net	(6,462)	30,246
Write-off	39,966	2,746
Receipt of previous write-off(1)	(454)	(27,049)
Currency translation adjustment	807	(1,023)
Balance at the end of the year	(20,700)	(15,780)
	$339,754	$400,209

Prepaid expenses and other current assets:
Rental and other deposits	$1,604	$1,544
Deductible value-added taxes	8,575	5,307
Investment prepayment(2)	37,269	—
Loans to and interest receivable from other related parties(3) (Note 10)	88,500	105,658
Loans to and interest receivable from third parties(3)	127,983	133,550
Advertising prepayment	5,266	3,011
Prepayment to outsourced service providers	3,294	3,438
Amounts deposited by users(4)	49,459	52,139
Content fees	18,070	16,663
Others	8,754	9,046
	$348,774	$330,356

Property and equipment, net:
Office building	$185,478	$193,546
Office building related facilities	3,118	3,253
Computers and equipment	221,600	246,067
Leasehold improvements	12,896	66,726
Furniture and fixtures	7,701	11,375
Others	18,737	21,040
Property and equipment, gross	449,530	542,007
Accumulated depreciation	(234,496)	(259,565)
	$215,034	$282,442
Other non-current assets
Investment-related deposits(2) (5)	$124,713	$33,247
Loans to and interest receivable from other related parties(3) (Note 10)	358,485	438,470
Deferred tax assets	39,967	42,149
Long-term wealth management products(6)	397,222	620,459
Others	61,377	14,949
	$981,764	$1,149,274
Accrued and other liabilities(7):
Payroll and welfare	$164,368	$174,618
Marketing expenses	53,194	63,747
Sales rebates	256,220	222,209
Professional fees	5,149	6,574
VAT and other tax payable	62,104	56,719
Amounts due to users(4)	49,459	52,139
Unpaid consideration for investment	898	400
Proceeds received in advance from disposal of investment	1,096	957
Interest payable for convertible senior notes, unsecured senior notes and long-term loans	14,123	13,495
Others	33,596	43,589
	$640,207	$634,447
(1)	Represent the collection of accounts receivable which had been previously recognized as bad debt expenses and written off in the past period.
(2)	Investment prepayment of US$35.1 million and investment-related deposits of US$72.4 million as of December 31, 2024 was transferred to long-term investments measured under equity method in 2025.
(3)	Loans to and interest receivable from related parties and third parties incurred for the years ended December 31, 2024 and 2025 were non-trade in nature.

8. Other Balance Sheets Components (Continued)

(4)

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

(5)	Investment-related deposits primarily included deposit made for equity interest in a holding company over a commercial property amounted to US$87.6 million as of December 31, 2024.
(6)	Include long-term wealth management products recorded at fair value (Note 14) or amortized cost according to the respective contracts.
(7)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands, except percentage)
Loss from non-China operations	$(145,244)	$(148,862)	$(1,076)
Income from China operations	648,026	569,517	606,672
Total income before income tax expenses	$502,782	$420,655	$605,596
Income tax expenses applicable to non-China operations	$45,441	$22,671	$43,867
Income tax expenses applicable to China operations	99,846	87,879	100,654
Total income tax expenses	$145,287	$110,550	$144,521
Effective tax rate for China operations	15.4%	15.4%	16.6%
Effective tax rate for the Group	28.9%	26.3%	23.9%

The Group generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. The Group’s loss from non-China operations primarily included stock-based compensation, fair value changes through earnings on investments, investment-related impairment and provision and interest expenses recorded by the Group’s non-China entities. The substantial majority of these items were recognized by the Group’s non-China entities in the Cayman Islands. For the years ended December 31, 2023, 2024 and 2025, the Group’s non-China operations mainly recognized US$43.7 million, US$22.1 million and US$41.9 million of withholding tax in connection with the earnings of the WFOE and the Group’s other WFOE entities, which have been and are expected to be remitted to Weibo HK to fund the demand for U.S. dollars in business operations and potential investments, etc.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Hong Kong does not impose a withholding tax on dividends. For the years ended December 31, 2024 and 2025, Weibo HK recorded income tax expenses of US$22.1 million and US$43.6 million, respectively, including withholding taxes accrued related to earnings of the Group’s WFOE entities.

9. Income Taxes (Continued)

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprise”, “key software enterprise” (“KSE”) and/or “high and new technology enterprise” (“HNTE”). Weibo Technology, the Group’s WFOE, was granted the HNTE status for the fiscal years from 2020 to 2025, which entitled the qualified entity a preferential tax rate of 15% in 2023, 2024 and 2025. Its qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for Weibo Technology to continue enjoying the preferential tax treatment. In addition, a few of the Group’s other PRC entities are also qualified as an HNTE, and currently enjoy the respective preferential tax treatments.

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

9. Income Taxes (Continued)

China (Continued)

The operations of the Group’s WFOE entities in China are substantially invested and held by Weibo HK. If the Company is regarded as a PRC non-resident enterprise and Weibo HK is regarded as a PRC resident enterprise, Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. Under such circumstances, if Weibo HK is deemed to be a “PRC resident enterprise”, the dividends distributed from Weibo Technology and its other WFOE entities to Weibo HK is not subject to dividend withholding tax. Also, Weibo HK would be subject to PRC enterprise income tax on at a rate of 25%. If the Company and Weibo HK is regarded as a PRC non-resident enterprise and subject to specific conditions, Weibo Technology and Weibo HK’s other WFOE entities may be allowed to pay a 5% withholding tax for any dividends payable to Weibo HK. For the years ended December 31, 2023 and 2024, Weibo HK accrued withholding tax of US$43.7 million, and US$22.1 million on retained earnings generated by Weibo Technology in certain years prior to 2023 and 2023, as well as in 2024, respectively. For the year ended December 31, 2025, the management revisited the Group’s reinvestment plan and expanded the distribution scope from Weibo Technology to all WFOEs under Weibo HK and Weibo HK accrued withholding tax of US$41.9 million in respect of retained earnings generated by Weibo Technology in 2025 and cumulative retained earnings from its other WFOE entities up to 2025. These WFOE entities’ earnings have been and are expected to be remitted to Weibo HK to fund its demand on US dollars in business operations and potential investments, etc. Weibo HK received cash dividend of US$406.1 million and US$401.6 million from Weibo Technology, including withholding tax of US$20.5 million and US$20.1 million in connection with the dividend paid directly to the tax authority for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024 and December 31, 2025, the Group had a total undistributed PRC earnings of RMB20.3 billion and RMB17.7 billion, respectively, which are expected to be indefinitely reinvested in the Group’s business for the foreseeable future.

Composition of income tax expense

The following table sets forth current and deferred portion of income tax expense of the Group:

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Current income tax expense	$121,249	$92,823	$88,647
Deferred tax expense	24,038	17,727	55,874
Income tax expense	$145,287	$110,550	$144,521

9. Income Taxes (Continued)

Reconciliation of the PRC statutory tax rate to the effective tax rate for the Group

The following table sets forth reconciliation between the PRC statutory EIT rate of 25% and the effective tax rate for the Group:

	Year Ended December 31,
	2023	2024
PRC Statutory EIT rate(1)	25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(9.5)%	(11.0)%
Research and development super-deduction	(4.4)%	(5.3)%
Non-deductible expenses and non-taxable income and others	(3.5)%	(1.0)%
Change in valuation allowance	5.0%	4.4%
Effect of PRC withholding tax	8.7%	5.2%
Tax rate difference from statutory rate in other jurisdictions	7.6%	9.0%
Effective tax rate for the Group	28.9%	26.3%

	Year Ended December 31, 2025
	(In US$ thousands, except percentages)
PRC Statutory EIT rate(1)	$151,399	25.0%
Foreign Tax Effects
Cayman	14,766	2.4%
Hong Kong	(12,915)	(2.1)%
Other foreign jurisdictions	310	0.1%
Changes in Valuation Allowances	6,278	1.0%
Nontaxable and Nondeductible Items
Effect on tax holiday and preferential tax treatment	(37,011)	(6.1)%
Research and development tax credits	(18,172)	(3.0)%
Investment-related gain	(6,608)	(1.1)%
Other	1,696	0.3%
Changes in Unrecognized Tax Benefits
Stock-based compensation	(646)	(0.1)%
Other Adjustments
Effect of PRC withholding tax	41,897	6.9%
Other Adjustments	3,527	0.6%
Effective tax rate for the Group	$144,521	23.9%
(1)	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

The provision for income taxes for China operations for the years ended December 31, 2023, 2024 and 2025 differs from the amounts computed by applying the statutory EIT rate primarily due to the preferential tax treatments described above enjoyed by the WFOE, Weibo Technology, during the periods presented. Weibo Technology enjoyed a tax reduction of US$42.2 million, US$38.0 million and US$30.9 million for the HNTE status in 2023, 2024 and 2025, respectively. Furthermore, the WFOE and other qualified entities in the Group recognized tax benefits of research and development super-deduction of US$22.2 million, US$22.3 million and US$18.2 million in 2023, 2024 and 2025, respectively. If the Group assessed that the benefits were more-likely-than-not to be sustained in the corresponding year, it would accordingly recognize the tax benefits. The aggregate preferential tax treatments benefited by the Group during the three-year period ended December 31, 2025 amounting to US$48.0 million, US$46.3 million and US$37.0 million, resulted in an effect of US$0.20, US$0.20 and US$0.15 on basic net income per share in 2023, 2024 and 2025, respectively.

9. Income Taxes (Continued)

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of December 31,
	2024	2025

	(In US$ thousands)
Deferred tax assets:
Net operating loss carry forwards	$53,713	$60,196
Investment-related impairment	55,730	62,100
Depreciation, accounts receivable, accrued and other liabilities	78,202	73,809
Valuation allowance	(147,678)	(153,956)
Net deferred tax assets	$39,967	$42,149

Deferred tax liabilities:
Acquired intangible assets	$21,283	$19,462
Depreciation	1,541	1,591
Unrealized investment-related gain	12,171	30,155
Withholding tax	25,422	67,369
Others	635	725
Total deferred tax liabilities	$61,052	$119,302

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2024 and 2025 was US$147.7 million and US$154.0 million, respectively. The valuation allowance primarily relates to credit loss and investment impairment charges, as well as net operating loss carry forwards for the accumulated losses incurred by certain subsidiaries in the Group. Historically, deferred tax assets were valued using the tax rate applicable to each entity for China operations. Net operating loss carry forwards for China operations as of December 31, 2025 will expire, if unused, in the years ending December 31, 2026 through December 31, 2030.

Uncertain tax position

Except for the lag recognition of preferential tax treatment of stock based related deduction, the Group did not record any liability or decrease in deferred tax asset related to uncertain tax positions as of December 31, 2024 and 2025, and thus, no interest and penalties related to uncertain tax positions were recorded.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2021 through 2025 remain subject to the review by the relevant PRC tax authorities.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

During the years ended December 31, 2023, 2024 and 2025, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of US$1,105.7 million, US$966.6 million and US$753.0 million from the Group and repaid US$1,071.1 million, US$970.9 million and US$773.5 million to the Group during the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the loans to and interest receivable from SINA were US$417.7 million and US$401.9 million, respectively.

The following sets forth significant related party transactions with the Group:

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Transactions with SINA
Revenue billed through SINA	$41,557	$26,758	$22,816
Revenue from services provided to SINA	25,253	19,872	13,304
Total	$66,810	$46,630	$36,120

Costs and expenses allocated from SINA(1)	$36,483	$33,157	$31,724
Interest income on loans to SINA	$14,913	$13,070	$10,847

Transactions with Alibaba
Advertising and marketing revenues from Alibaba	$111,608	$116,785	$173,834
Services provided by Alibaba	$23,366	$22,521	$29,639
(1)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA or SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed US$24.9 million,US $38.5 million and US$25.5 million for other costs and expenses incurred by Weibo but paid by SINA for the years ended December 31, 2023, 2024 and 2025, respectively. During the years ended December 31, 2023, 2024 and 2025, Weibo allocated US$9.9 million, US$8.6 million and US$8.1 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments, respectively.

The following table sets forth the details of the revenues from SINA by advertising and marketing revenues and value-added services revenues for the periods specified.

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands)
Transactions with SINA
Advertising and marketing revenues	$45,319	$25,022	$14,311
Value-added services revenues	21,491	21,608	21,809
Total	$66,810	$46,630	$36,120

10. Related Party Transactions (Continued)

The following sets forth related party outstanding balance:

	As of December 31,
	2024	2025

	(In US$ thousands)
Amount due from SINA(2)	$452,769	$441,143
Accounts receivable due from Alibaba	$43,495	$45,812

Loans to and interest receivable from other related parties(3) (4)
-Company A (an investee providing online brokerage services)	$88,500	$88,500
-Others	—	17,158
Subtotal (included in prepaid expenses and other current assets)	88,500	105,658

-Company B (an investee in real estate business)	358,485	408,281
-Others	—	30,189
Subtotal (included in other non-current assets)	358,485	438,470
Total	$446,985	$544,128
(2)	The Group uses amount due from/to SINA to settle balances arising from costs and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. As of December 31, 2024 and 2025, the amount due from SINA also included loans to and interest receivable from SINA of US$417.7 million and US$401.9 million at an annual interest rate ranging from 1% to 4% of maturity within one year, respectively, which are non-trade in nature.
(3)	The annual interest rates of the loans were ranging from 1.0% to 6.0% as of December 31, 2025. These balances are non-trade in nature. The contractual terms of the loans were up to 5 years while subject to extension and the Group will determine the liquidity (current versus non-current) of the loans pursuant to the expected cash collection.
(4)	The Group estimates the allowance for credit losses on loans and interest receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the above allowances for credit losses include the fair value of the assets held by the borrowers. For the years ended December 31, 2023, 2024 and 2025, the Group reversed US$2.1 million, recognized US$1.5 million and nil credit losses on loans to and interest receivable from other related parties based on the expected collection schedule of these loans, respectively.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business. For the years ended December 31, 2023, 2024 and 2025, the Group recognized US$32.7 million, US$41.8 million and US$24.2 million of advertising and marketing revenues, US$2.7 million, US$3.3 million and US$3.2 million of value-added services revenues, and US$33.9 million, US$32.8 million and US$31.6 million of costs and expenses from other related parties, respectively. As of December 31, 2024 and 2025, other related parties accounted for outstanding balances of net accounts receivable of US$39.6 million and US$39.7 million, accounts payable of US$25.0 million and US$30.8 million, and accrued and other liabilities of US$5.6 million and US$5.3 million, respectively.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the years ended December 31, 2023, 2024 and 2025, the Group’s total contribution was US$79.5 million, US$80.4 million and US$84.4 million, respectively.

12. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2023, 2024 and 2025, options to purchase ordinary shares and RSUs of 2.6 million, 2.2 million and 1.1 million were recognized as dilutive factors and included in the calculation of diluted net income per share, respectively. For the years ended December 31, 2023, 2024 and 2025, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 7.4 million, 10.9 million and 4.6 million, respectively.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Year Ended December 31,
	2023	2024	2025

	(In US$ thousands, except share data and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo’s shareholders	$342,598	$300,801	$449,020
Denominator:
Weighted average ordinary shares outstanding	235,560	237,324	238,787
Basic net income per share attributable to Weibo’s shareholders	$1.45	$1.27	$1.88

Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo	$342,598	$300,801	$449,020
Add: Effect on interest expenses and amortized issuance cost of convertible senior notes	529	7,713	7,676
Net income attributable to Weibo’s shareholders for calculating diluted net income per share	343,127	308,514	456,696
Denominator:
Weighted average ordinary shares outstanding	235,560	237,324	238,787
Effects of dilutive securities
Stock options	14	218	762
Unvested restricted share units	2,625	1,965	355
Convertible senior notes	1,775	25,734	28,656
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	239,974	265,241	268,560
Diluted net income per share attributable to Weibo’s shareholders	$1.43	$1.16	$1.70

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

As of December 31, 2024 and 2025, the Group’s PRC subsidiaries accrued approximately US$139.0 million and US$145.9 million in the general reserve/statutory surplus funds, respectively.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. The amounts restricted for the Group amounted to US$728.3 million, or 18.2% of the Group’s total consolidated net assets as of December 31, 2025.

14. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2024 and 2025:

	Fair Value Measurements
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

	(In US$ thousands)
As of December 31, 2024:
Wealth management products, short term (1)	$69,947	$—	$69,947	$—
Wealth management products, long term (2)	194,746	—	194,746	—
Equity securities with readily determinable market value (3)	136,832	136,832	—	—
Total	$401,525	$136,832	$264,693	$—

As of December 31, 2025:
Wealth management products, short term (1)	$76,917	$—	$76,917	$—
Wealth management products, long term (2)	201,244	—	201,244	—
Equity securities with readily determinable market value (3)	158,090	158,090	—	—
Total	$436,251	$158,090	$278,161	$—
(1)	Included in short-term investments on the Group’s consolidated balance sheets.
(2)	Included in other non-current assets on the Group’s consolidated balance sheets.
(3)	Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures short-term and long-term wealth management products, and equity securities with readily determinable fair values at fair value on a recurring basis. The fair values of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair values of the Group’s short-term and long-term wealth management products are determined based on the quoted market price for similar products (Level 2). The Group recorded US$ 32.1 million, US$18.6 million and US$21.3 million fair value change gain for equity securities with readily determinable fair values for the year ended December 31, 2023, 2024 and 2025, respectively.

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

Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the period then ended. For the years ended December 31, 2023, 2024 and 2025, US$25.7 million, US$38.7 million and US$6.0 million impairment charges were recorded for those equity investments without readily determinable fair values, which was reflected in investment - related impairment and provision mentioned in Note 4 and nil, US$6.6 million and US$19.7 million impairment charges were recorded for equity method investment, which was reflected in the income (loss) from equity method investments on consolidated statement of comprehensive income. As of December 31, 2024 and 2025, the carrying value of these impaired investments measured at Level 3 inputs were US$22.2 million and US$96.9 million, respectively. The fair value of the privately held investments was measured either based on discounted cash flow with unobservable inputs including the discount curve of market interest rates and financial projections, or based on market approach with unobservable inputs including the selection of comparable public peer companies and multiples.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheets date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit at least annually. The Group recognized no impairment charge of goodwill arising from previous acquisitions for the years ended December 31, 2023, 2024 and 2025, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair values because of their short-term nature.

The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes and convertible senior notes as Level 2 in the fair value hierarchy. The fair value of unsecured senior notes amounted to US$671.3 million and US$712.5 million as of December 31, 2024 and 2025, respectively. The fair value of convertible senior notes amounted to US$362.8 million and US$383.0 million as of December 31, 2024 and 2025, respectively.

15. Convertible Senior Notes, Unsecured Senior Notes and Long-term Loans

Unsecured Senior Notes due 2024

In July 2019, the Company issued US$800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Senior Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2024 Senior Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The net proceeds to the Company from the issuance of the 2024 Senior Notes were US$793.3 million, net of issuance cost of US$6.7 million. The issuance costs of the 2024 Senior Notes are being amortized to interest expenses over the contractual life. The 2024 Senior Notes related interest expenses were US$29.3 million and US$14.8 million for the years ended December 31, 2023 and 2024, respectively. The Company has repaid all outstanding principal amount and accrued interest expenses of 2024 Senior Notes in July 2024.

15. Convertible Senior Notes, Unsecured Senior Notes and Long-term Loans (Continued)

Unsecured Senior Notes due 2030

In July 2020, the Company issued US$750 million in aggregate principal amount of unsecured senior notes due on July 8, 2030 (“2030 Senior Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2030 Senior Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The net proceeds to the Company from the issuance of the 2030 Notes were US$740.3 million, net of issuance cost of US$9.7 million. The issuance costs of the 2030 Senior Notes are being amortized to interest expenses over the contractual life. For each year of the three-year period ended December 31, 2025, the Group recognized US$26.3 million interest expenses from the 2030 Notes annually.

Term and revolving facilities agreement due 2027

On August 22, 2022, the Company signed a five-year US$1.2 billion term and revolving facilities agreement with a group of 23 arrangers. The facilities consist of a US$900 million five-year bullet maturity term loan and a US$300 million five-year revolving facility. The term and revolving loans under this facility are priced at 128 basis points over Term SOFR (the applicable reference rate). As of December 31, 2025, the Company has fully withdrawn the US$900 million bullet maturity term loan, and repaid US$100 million bullet maturity term loan in the fourth quarter of 2023. The Company has also repaid the US$5 million borrowed previously under revolving facility in the third quarter of 2025 and subsequently cancelled the revolving facility. The Company used the proceeds from the term loan to refinance of existing indebtedness, general corporate purposes and payment of transaction related fees and expenses. For the years ended December 31, 2023, 2024 and 2025, the Group recognized US$63.9 million, US$56.6 million and US$48.5 million interest expenses from the 2027 Loans, respectively.

Convertible Senior Notes due 2030

In December 2023, the Company issued US$330 million in aggregate principal amount of 1.375% coupon interest convertible senior notes due on December 1, 2030 (“2030 Convertible Notes”) at par. The net proceeds received by the Company from the issuance of the 2030 Convertible Notes were approximately US$317.4 million, net of issuance cost of US$12.6 million. The Company pays cash interest at an annual rate of 1.375%, payable semiannually in arrears on June 1 and December 1 of each year, beginning June 1, 2024. The holders may require the Company to repurchase all or part of the notes for cash on December 6, 2027 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The issuance cost related to the notes was recorded in the consolidated balance sheet as a direct deduction from the principal amount of the notes, and amortized over the period from December 4, 2023, the date of issuance, to December 6, 2027, the first put date of the notes, using the effective interest method. For the years ended December 31, 2023, 2024 and 2025, the interest expenses related to 2030 Convertible Notes were US$0.5 million, US$7.7 million and US$7.7 million, respectively.

ADS Lending Agreement in connection with Convertible Senior Notes due 2030

Concurrent with the offering of the 2030 Convertible Notes, the Company entered into an ADS lending agreement with an affiliate of the initial purchaser of the 2030 Convertible Notes (the “ADS Borrower”), pursuant to which the Company lent to the ADS Borrower 6,233,785 ADSs (the “Borrowed ADSs”) for loan processing fees of $0.00025 per Borrowed ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangement is to facilitate short sales and/or privately negotiated derivative transactions by which some investors in the 2030 Convertible Notes may hedge their exposure to the 2030 Convertible Notes. As of December 31, 2025, the outstanding number of the Borrowed ADSs was 6,233,785.

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

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the years ended December 31, 2023, 2024 and 2025, the Group recorded US$19.5 million, US$18.5 million and US$18.4 million lease expenses, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of December 31, 2025 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2025	$52,352	$14,170	$10,475	$6,123	$21,584

Purchase commitments mainly include minimum commitments for marketing activities and internet connection. Purchase commitments as of December 31, 2025 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
As of December 31, 2025	$612,132	$526,404	$63,053	$22,675	$—

Other commitments as of December 31, 2025 were as follows:

		Less than One	One to	Three to	More than
Other commitments	Total	Year	Three Years	Five Years	Five Years

	(In US$ thousands)
2030 Senior Notes	$876,563	$25,313	$50,625	$800,625	$—
2030 Convertible Notes	352,671	4,537	9,075	339,059	—
2027 Loans	866,926	39,720	827,206	—	—
Total	$2,096,160	$69,570	$886,906	$1,139,684	$—

2030 Senior Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030. 2027 Loans represent future estimated commitment relating to the principal amount and interests in connection with the issuance of US$900 million term loan (US$100 million repaid in the fourth quarter of 2023) bearing annual rate at 128 basis points over Term SOFR as of December 31, 2025, which will mature on August 22, 2027. 2030 Convertible Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of US$330 million in aggregate principal amount of convertible senior notes bearing an annual interest rate of 1.375%, which will mature on December 1, 2030.

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

17. Redeemable Non-controlling Interests

In the fourth quarter of 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. (“JM Tech”) to acquire the majority of the company’s equity interest. The Group agreed to redeem the non-controlling interests held by the founder and CEO of the company under certain circumstances during the following years subsequent to the acquisition (“redemption period”). The Group determined that the non-controlling interests with redemption rights should be classified as redeemable non-controlling interests since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group. The redemption price will be established by applying a predetermined multiple to adjusted earnings and could be higher if the founder and CEO of JM Tech are still under employment during the redemption period. The difference of redemption price caused by whether the founder and CEO are still employed is deemed as compensation cost to the founder and CEO with a credit to redeemable non-controlling interests. For the years ended December 31, 2023, 2024 and 2025, US$11.5 million, US$4.6 million and US$2.8 million of compensation costs were recognized with the founder and CEO’s incumbency, respectively.

The redeemable non-controlling interests are recognized at fair value on the acquisition date. The Group records accretion on the redeemable non-controlling interests to the redemption value over the period from the date of the acquisition to the date of earliest redemption. The accretion using the effective interest method, is recorded as accretion to redeemable non-controlling interests, which reduce retained earnings and equity classified non-controlling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share. The process of adjusting redeemable non-controlling interests to its redemption value should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. Accretion to redeemable non-controlling interests amounting US$12.8 million, US$6.7 million and US$9.1 million was recorded for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2024 and 2025, pursuant to the requirements of the Founder and CEO, the Company repurchased a certain percentage of interests in JM Tech based on the valuation derived from adjusted earnings multiples in accordance with the above share purchase agreement, for considerations of US$33.4 million and US$22.4 million, respectively.

18. Cash Dividend

In May 2023, the Company’s board of directors approved a special cash dividend of US$0.85 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on June 26, 2023. The aggregate amount of the special cash dividend was US$200.1 million and paid in July, 2023.

In March 2024, the Company’s board of directors approved a special cash dividend of US$0.82 per ordinary share and ADS to holders of its ordinary shares and ADSs as of the close of business on April 12, 2024. The aggregate amount of the special cash dividend was US$199.4 million and paid in May 2024. The net special cash dividend paid was US$194.4 million, after the ADS Borrower remitted to the Company the dividends paid to the holders of the Borrowed ADSs.

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

For the fiscal year of 2024, the Board declared a cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS to holders of its ordinary shares and ADSs as of the close of business on April 9, 2025. The aggregate amount of the cash dividend was US$200.6 million and paid in May 2025. The net cash dividend paid was US$195.6 million, after the ADS Borrower remitted to the Company the dividends paid to the holders of the Borrowed ADSs.

19. Subsequent Events

In March 2026, the Company’s board of directors approved an annual cash dividend for the year ended December 31, 2025 of US$0.61 per ordinary share, or US$0.61 per ADS to holders of its ordinary shares and ADSs, respectively, as of the close of business on April 17, 2026. The payment date is expected to be on or around May 15, 2026 for holders of ordinary shares and on or around May 22, 2026 for holders of ADSs. The aggregate amount of cash dividends to be paid will be approximately US$150 million.